Form 10-K405, Exhibit 13
ECOLAB INC
filed 1995-03-14
CIK 31462

                                   Ecolab Inc.

                              FINANCIAL DISCUSSION

                          YEAR ENDED DECEMBER 31, 1994




The following discussion and analysis provides information which management believes is useful in understanding the company's operating and cash flow results and its financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes. All amounts have been restated for the pooling of interests treatment of the company's merger with Kay Chemical Company.

1994 OVERVIEW
Ecolab followed a very strong performance in 1993 with another very successful year in 1994. During 1994, Ecolab posted record financial results and made significant accomplishments in several key areas; these included:

-    Consolidated net sales increased 10 percent to a record $1.2 billion.

- Consolidated after-tax income from ongoing operations also reached record levels. Net income was a record $85 million, or $1.25 per share. On a pro forma basis, net income of $90 million, or $1.34 per share increased 12% over 1993.

- Cash provided by continuing operations reached a record level of $154 million for 1994. Due to continued strong operating cash flows, the company's cash levels increased significantly during 1994 and total debt was reduced to its lowest level since 1986. In addition, total debt to capitalization1 decreased to 24% at year-end 1994 and was at its lowest level in the past 10 years. As a result, Ecolab's debt rating continued to be rated "A-" by Standard and Poor's and the company maintained its long-term financial objective of an investment grade balance sheet.

- The return on beginning shareholders' equity for 1994 was 22 percent. This is the third consecutive year that the company has exceeded its long-term financial objective of obtaining a 20 percent return on beginning shareholders' equity.

- As a result of its continued financial success, the company increased its annual dividend rate for the third consecutive year. The annual dividend rate was increased by 14 percent to $0.50 per common share. The company has paid dividends on its common stock for 58 consecutive years.

- In December 1994, the company completed a merger with Kay Chemical Company and affiliates (Kay) of Greensboro, North Carolina. Kay is the leading manufacturer and marketer of high performance cleaning and sanitizing products to the quick-service, or fast food market. Kay has established solid relationships with a number of the industry leaders. Ecolab issued approximately 4.5 million shares of its common stock in exchange for all of the outstanding common stock of Kay. The merger has been accounted for as a pooling of interests and, accordingly, the company's consolidated financial statements have been restated to include the accounts and operations of Kay for all periods.

- During the fourth quarter of 1994, the company made its initial commitment to the water care market with the acquisition of Industrial Maintenance Corporation, a manufacturer and marketer of water treatment products and services. The company expects to further broaden its water care operations through additional acquisitions in the future.


OPERATING RESULTS

CONSOLIDATED

(thousands, except per share)         1994           1993              1992
---------------------------------------------------------------------------
Net sales                          $1,207,614     $1,102,396     $1,057,634

Operating income                   $  136,964     $  129,451     $  125,614

Net income
  As reported                      $   84,562     $   83,487     $   71,488
  Merger costs and
    expenses                            6,900
  Kay net deferred
    tax liability                       1,300
  Kay Subchapter S
    status                             (2,298)        (2,667)        (2,797)
                                   ----------     ----------     ----------
  Pro forma                        $   90,464     $   80,820     $   68,691
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------
Net income per share
  As reported                      $     1.25     $     1.24     $     1.06
  Pro forma                        $     1.34     $     1.20     $     1.02

Consolidated net sales were $1.2 billion in 1994 and increased 10 percent over net sales of $1.1 billion in 1993. Both the company's United States and International operations contributed to this increase. Net sales in 1994 benefited from new product introductions, an increased sales-and-service force, competitive gains and the general economic recovery in the hospitality and lodging industries.

     Consolidated operating income increased 6 percent to $137 million in 1994 from $129 million in 1993. This increase reflected improved performance by both the company's United States and International operations, with solid growth in the U.S. Institutional business and double digit growth in the U.S. Pest Elimination and Janitorial businesses and in International's Asia Pacific operations. Operating income for both years was affected by one-time transactions. Operating income for 1994 includes $8 million of one-time merger costs and expenses related to the Kay transaction. In 1993, operating income was negatively affected by a net charge from restructuring manufacturing operations, environmental costs related to former manufacturing operations and the sale of a U.S. and an International business. These transactions reduced operating income for 1993 by approximately $8 million. Excluding these transactions, operating income margins were 12.0 percent in 1994 compared with 12.4 percent in 1993.

  On a reported basis, net income for 1994 was $85 million, or $1.25 per share, compared to net income of $83 million, or $1.24 per share, in 1993. The table above also presents net income on the pro forma basis on which it will be reported in the future. The pro forma adjustments include:


- The after-tax effect of merger costs and expenses related to the Kay transaction.

- Income tax expense incurred to record a deferred tax liability to reflect Kay's future net taxable temporary differences upon its merger with Ecolab.

- Income tax expense adjustments related to the loss of Kay's Subchapter S income tax status. Prior to the merger, Kay was a Subchapter S Corporation for federal income tax purposes and therefore did not pay U.S. income taxes. Effective with the merger, Kay will be included in the company's U.S. federal income tax return and, therefore, income tax expense will no longer reflect the Subchapter S related tax benefit in future periods.

     On a pro forma basis, net income for 1994 was $90 million, or $1.34 per share and increased 12 percent over net income of $81 million, or $1.20 per share in 1993. In addition to a strong operating income performance, net income benefited from a significant reduction in net interest expense and increased equity in earnings of the Henkel-Ecolab joint venture in 1994. These benefits were partially offset by an increase in the overall effective income tax rate. The comparison of net income also benefited from the effect of one-time transactions which reduced net income in 1993 by approximately $2 million.

1993 COMPARED WITH 1992
Consolidated net sales were $1.1 billion in 1993 and increased 4 percent over net sales for 1992. The comparison of net sales was negatively affected by the sale of the company's G.H. Wood janitorial distribution business in the first quarter of 1993. Excluding the sales of the G.H. Wood operations, consolidated net sales for 1993 increased 7 percent over 1992 with both the company's United States and International operations contributing to this sales increase.

     Consolidated operating income for 1993 was $129 million, an increase of 3 percent over operating income of $126 million in 1992. This increase reflected improved performance by both the company's United States and International operations with particularly strong growth in the U.S. Pest Elimination and Janitorial businesses and in International's Asia Pacific region. Operating income margins were 11.7 percent for 1993, and decreased slightly from operating income margins of 11.9 percent for 1992. The benefits of favorable raw material costs, favorable product mix and continued cost controls were offset by increased investments in sales-and-service personnel and the charge for manufacturing restructuring, environmental compliance costs and the sale of two businesses.

     Net income increased 17 percent to $83 million, or $1.24 per share in 1993 from $71 million, or $1.06 per share in 1992. A substantial reduction in net interest expense in 1993 contributed significantly to this profit improvement. The overall effective income tax rate, which was virtually unchanged from 1992, and the equity in earnings of the Henkel-Ecolab joint venture, which was down modestly from the prior year, were not significant factors in the improvement in income.

UNITED STATES

(thousands)                            1994           1993             1992
---------------------------------------------------------------------------
Net sales                            $942,070       $867,415       $816,405

Operating income                     $134,510       $124,281       $123,289

Percent of sales                        14.3%          14.3%          15.1%

United States sales totaled $942 million in 1994 and increased 9 percent over net sales of $867 million in 1993. All divisions contributed to this increase. Sales of the U.S. Institutional Division for 1994 increased 8 percent over the prior year. During 1994, Institutional had strong sales in all product lines with excellent growth in warewashing sales, which is its most significant product line, and exceptional growth in its Ecotemp program and the specialty products group. Institutional revenue growth was due to sales of new products, significant new customer business, retention of key customers, increased product volumes, a larger sales-and-service force and the benefits from improved market conditions in the hospitality and lodging industries during 1994.  Institutional sales growth was
due entirely to increased unit volume and favorable product mix.   Pest
Elimination Division sales for 1994 increased 15 percent over 1993. Pest Elimination's sales growth reflected new customer business added by leveraging off the Institutional and Klenzade Divisions' customer bases and to the retention of key customers and new product and service offerings. Sales of the Textile Care Division increased 12 percent over 1993. Textile Care's sales growth was due to additional sales related to an acquisition in December 1993 and to strong sales in the healthcare and shirt laundry markets. Unit volume growth and favorable product mix accounted for approximately 90 percent of Textile Care's sales growth. The Janitorial Division reported sales growth of 22 percent for 1994. Janitorial's sales growth was principally due to new product introductions and the exceptional growth of its Signature Label program, which added substantial business with the wholesale club market. Virtually all of Janitorial's sales growth was due to unit volume growth and favorable product mix. Klenzade Division sales for 1994 increased 5 percent over the prior year. Klenzade sales growth was due to new product introductions and successful growth in the food processing and dairy plant markets. Unit volume growth and favorable product mix accounted for approximately 90 percent of Klenzade's sales growth. Kay's United States operations reported sales growth of 6 percent for 1994, primarily due to the growth of the large fast food chains which Kay serves.

     Operating income for the company's United States operations totaled $135 million and increased 8 percent over operating income of $124 million in 1993. Operating income margins were 14.3 percent for 1994 and were unchanged from the prior year. The improvement in operating income was primarily due to continued growth of the Institutional business and double-digit gains from the Pest Elimination and Janitorial Divisions. United States operating income performance reflected strong sales, improved product mix and the effects of continued cost controls, which were partially offset by the effect of continued investments in the sales-and-service force. The United States business has continued to expand its sales-and-service force and invest in training, development and customer quality programs to improve productivity and service to its customers. In 1994, the company added approximately 150 new U.S. sales and service personnel compared to additions of approximately 300 in 1993 and 100 in 1992. Operating income improvements in 1994 included a modest benefit from favorable raw material costs. While raw material costs have begun to increase, the company is continually focusing on managing the impact of future raw material cost increases so they will not have a significant impact on overall operating results. Operating income comparisons also benefited due to the charges which were included in 1993 for unusual transactions. Operating income in 1993 included a net charge for manufacturing restructuring and environmental compliance costs which were partially offset by a gain on the sale of the Textile Care Division's fashion processing business.

1993 COMPARED WITH 1992
United States sales for 1993 were $867 million, an increase of 6 percent over net sales for 1992. All divisions contributed to this sales increase. Institutional Division sales increased 5 percent due to new product introductions, retention of key customers, increased product volumes and a moderate economic improvement in the hospitality and lodging industries. Pest Elimination reported sales growth of 14 percent due to its continued success in focusing on large national and regional accounts and to retention of key customers and new product and service introductions. Textile Care Division sales increased 8 percent over the prior year. The sales improvement was due to focusing on specific market segments, advancements in applying solid products technology and to the introduction of new products and dispensing systems. The Janitorial Division reported sales growth of 10 percent due to new product introductions, success with new distributors and large national accounts and double-digit growth in sales to the wholesale club market. Klenzade Division sales for 1993 increased 7 percent due to new product introductions and continued success in the dairy plant and food and beverage processing markets. Kay's United States sales increased 10 percent due to the annualized effect of major new customers obtained in 1992 and to the growth of the businesses of its established customers.

     United States operating income for 1993 totaled $124 million, an increase of 1 percent over operating income of $123 million in 1992. Operating income margins for the United States business decreased from 15.1 percent in 1992 to
14.3 percent in 1993. The benefits of favorable raw material costs, improved product volume, favorable product mix and the effects of continued cost controls were offset by the affect of increased investments in sales-and-service personnel and the charge for manufacturing restructuring and environmental compliance costs. Operating income in 1993 also included the gain on the sale of the Textile Care fashion processing business.

INTERNATIONAL

(thousands)                            1994           1993             1992
---------------------------------------------------------------------------
Net sales                            $265,544       $234,981       $241,229

Operating income                     $ 14,838       $  9,420       $  8,851

Percent of sales                         5.6%           4.0%           3.7%

The company's International business consists of Canadian, Asia Pacific and Latin American operations, and the international operations of Kay. Net sales of International operations totaled $266 million in 1994, which represented an increase of 13 percent over sales of $235 million in 1993. The effects of currency translation did not have a significant impact on overall International sales growth. Asia Pacific, International's largest operation, reported sales growth of 13 percent for 1994. Asia Pacific sales benefited from double-digit sales gains in the East Asia region and excellent sales growth in Japan, New Zealand and China. Asia Pacific's growth included strong performances in its Institutional and Klenzade markets which was due to new product introductions and a continued focus on corporate accounts. Sales growth in the Latin American region increased 6 percent over 1993. Results for the Latin American region reflected significantly improved results in Brazil, good growth in Mexico and double-digit growth in Argentina. These improvements reflected the benefits of management changes which the company made in the region in late 1993 and early 1994 and an improved economic environment in Brazil. Sales growth in the Latin American region included double-digit growth in Klenzade sales and modest growth in sales to the Institutional markets. Sales of the company's Canadian operations increased 22 percent during 1994. Canada reported good growth in its Institutional business and double-digit increases in the sales of its Klenzade, Textile Care and Janitorial businesses. The sales improvements in Canada were due to additional sales related to a December 1993 acquisition, new product introductions and improved economic conditions in Canada. Sales of Kay's international operations increased 42 percent during 1994. Kay's operations are relatively new within international markets and growth is principally due to expanding service to all of the various locations in which their existing customers operate.

     International operating income totaled $15 million in 1994, an increase of 58 percent over operating income of $9 million in 1993. Operating income margins were 5.6 percent compared with operating income margins of 4.0 percent in 1993. Operating income comparisons were favorably affected by the first quarter 1993 sale of the company's G.H. Wood janitorial distribution business in Canada. Excluding the loss on the sale of these operations from 1993's operating income, International's operating income for 1994 increased by 14 percent over 1993. This improvement in operating income was due to double-digit operating income growth in Asia Pacific and Kay's international operations and to modest growth in Canada, which was partially offset by decreased operating income in the Latin American region. Latin America's operations included investments in management and the sales-and-service force and a $1 million one-time charge in the second quarter of 1994 due to the new economic program and monetary plan in Brazil. The recent devaluation of the Mexican Peso occurred after International's November 30, 1994 year end and is not expected to have a significant impact on the company's overall International operations during 1995.

     Operating income margins of the company's International operations are substantially less than the operating income margins realized for the company's United States operations. The lower International margins are due to the difference in scale of International operations, where operating locations are smaller in size, and to the additional costs of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales and administrative personnel are also necessary in order to facilitate growth of International operations.

1993 COMPARED WITH 1992
International revenues for 1993 of $235 million decreased 3 percent from revenues of $241 million in 1992. This decrease in sales was due to the inclusion of only one month of sales of the Canadian G.H. Wood janitorial distribution business due to the sale of these operations in the first quarter of 1993. Excluding the G.H. Wood operations, sales of International operations for 1993 increased 10 percent over 1992. The effects of currency translation did not have a significant impact on overall International sales growth. The Asia Pacific region reported sales growth of 9 percent, which included double-digit sales gains in China and the East Asia region and modest sales growth in Japan. Latin American sales for 1993 increased 8 percent over 1992. Sales in Mexico grew at double-digit rates for 1993, while sales in Brazil were down slightly from the prior year. Excluding the G.H. Wood operations, sales of the company's Canadian operations decreased 2 percent during 1993, reflecting the unfavorable effects of currency translation and the recession in Canada. Sales of Kay's international operations for 1993 increased 90% over the prior year. This rapid growth was primarily due to Kay being in the early stages of expanding service to existing customers in the various international locations in which they operate.

     International operating income totaled $9 million for 1993 and increased 6 percent over the prior year. Operating income margins for the company's International business were 4.0 percent in 1993 compared with operating income margins of 3.7 percent in 1992. Operating income comparisons were affected by the first quarter 1993 sale of the G.H. Wood janitorial distribution business in Canada. Excluding the 1993 loss on sale of these operations and operating losses from 1992, International's operating income for 1993 increased 4 percent over 1992. Double-digit operating income improvements in Asia Pacific were partially offset by slightly decreased operating income in Latin America due largely to sales and marketing investments and to inventory and bad debt charges of the company's business operations in Central America. Operating income of Canada's operations decreased slightly due to currency rate changes. The international operating income of Kay for 1993 was virtually unchanged from the prior year as rapid sales growth was offset by costs necessary to establish a network to serve international markets.

HENKEL-ECOLAB JOINT VENTURE
The company operates institutional and industrial cleaning and sanitizing businesses in Europe through its 50 percent economic interest in the Henkel-Ecolab joint venture. The company includes the operations of the Henkel-Ecolab joint venture in its financial statements using the equity method of accounting. The company's equity in earnings of the joint venture, including royalty income and after deduction of intangible amortization, was $11 million in 1994, a substantial increase compared with the company's equity in earnings of $8 million in 1993. Operating results for 1994's fourth quarter and fiscal year included a $1 million benefit from a rebate under a manufacturing supply agreement. The improvement in operating results also reflected product mix improvements and the cost containment efforts of the joint venture. These benefits were partially offset by sluggish sales and investments made in 1994 related to system enhancements and minor organizational changes. The joint venture's revenues, although not consolidated in Ecolab's financial statements, totaled $777 million for 1994, a 2 percent increase over joint venture revenues of $758 million in 1993. Joint venture revenues in both 1994 and 1993 benefited from the introduction of several new products, including the transfer of Ecolab products to Europe.

1993 COMPARED WITH 1992
The company's equity in earnings of the Henkel-Ecolab joint venture was $8 million in 1993, a 5 percent decrease from 1992. Joint venture revenues for 1993 of $758 million decreased 8 percent from joint venture revenues of $821 million in 1992. Operating results of the joint venture reflected the difficult economic conditions in Germany and the other major regions of Europe in which the joint venture operates and the negative effects of currency rate changes. During 1993, the joint venture continued the consolidation of manufacturing operations into its own plants and the consolidation of administrative activities.

CORPORATE
Corporate operating expense was $12 million in 1994 compared with $4 million in 1993. Corporate operating expense includes overhead costs directly related to the joint venture. In addition, 1994 also included $8 million of merger costs and expenses which were incurred as a result of the merger with Kay.

     Corporate operating expense for 1993 was $4 million, a significant decrease from expense of $7 million in 1992. In addition to overhead costs related to the joint venture, corpo-rate operating expense in 1992 also included similar expenses previously related to a discontinued business. Corporate overhead costs related to the discontinued business decreased after its sale in 1992 due to reduction in administrative functions and reorganizations of those areas that previously supported this business.


INTEREST AND INCOME TAXES
Net interest expense for 1994 was $13 million, a significant decrease from net interest expense of $21 million in 1993. This reduction in net interest expense made a significant contribution to the company's income improvement for 1994. The reduction was due to the early retirement of $75 million of the company's
10.375 percent debentures in July of 1993 and reduced borrowings under the Multicurrency Credit Agreement during 1994. Net interest expense for 1993 of $21 million also decreased significantly from net interest expense of $35 million in 1992. This reduction in net interest expense was due to a significant reduction in debt during the second half of 1992 and throughout 1993.

     The annual effective income tax rate was 40.7 percent in 1994, compared with 30.9 percent in 1993 and 30.3 percent in 1992. The increase in the effective income tax rate in 1994 was principally due to the nondeductibility of a major portion of the merger costs and expenses due to Kay's Subchapter S income tax status, and to income tax expense incurred to record a net deferred tax liability to reflect Kay's future net taxable temporary differences upon its merger with Ecolab. The increase in the 1994 effective income tax rate also reflected a higher overall effective rate on earnings of International operations, reduced income tax benefits from the company's operations in Puerto Rico and the effects of higher levels of pre-tax income. During 1993, the effective income tax rate reflected tax benefits associated with the sales of the G.H. Wood operation and the Textile Care fashion processing business. However, these benefits were substantially offset by the effects of higher levels of pre-tax income, a higher overall effective rate on earnings of ongoing International operations, reduced income tax benefits from the company's operations in Puerto Rico and the impact of the increase in the enacted U.S. federal income tax rate on 1993's earnings.

     The effective income tax rate for all periods reflects Kay's favorable income tax status as a Subchapter S Corporation for income tax purposes prior to the December 1994 merger with Ecolab. Effective with the merger, Kay will be included in the company's U.S. federal income tax return and, therefore, income tax expense will no longer reflect the Subchapter S related tax benefit in future periods. The pro forma effects of this change in income tax status are included in the discussion of consolidated operating results above, and in note 5 of the notes to consolidated financial statements.

     As a result of tax losses on the disposition of a discontinued business, U.S. federal income tax payments were reduced by approximately $15 million in 1994, $25 million in 1993 and $15 million in 1992. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. Additional reductions in U.S. federal income tax payments are not expected to be significant.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY


FINANCIAL POSITION
The company's balance sheet improved throughout 1993 and 1994. This is a result of management's focus on improving the balance sheet in an effort to maintain one of its long-term financial objectives of an investment grade balance sheet. This objective was achieved in 1993 when the company's debt rating was raised to an "A-" by Standard and Poor's, and this rating was maintained throughout 1994. Significant changes to the company's balance sheet during 1994 and 1993 included the following:

- Total debt decreased by $4 million during 1994 after a significant decrease of $85 million during 1993. The ratio of total debt to capitalization decreased to 24 percent at year-end 1994 from 28 percent at year-end 1993 and 40 percent at year-end 1992. In addition to reduced debt levels, the improved total debt to capitalization ratios reflect increased shareholders' equity due to strong earnings performances.

- Working capital levels increased to $148 million at year-end 1994 from $110 million at year-end 1993 and $72 million at year-end 1992. The working capital increase during 1994 included a significant increase in cash and cash equivalents, as a result of strong cash flows, and increased inventory levels to more efficiently meet local sales requirements.

- Total assets at December 31, 1994 and 1993 included approximately $50 million of net deferred tax assets as a result of the adoption of the new accounting standard for income taxes in the first quarter of 1993. The increases in other noncurrent liabilities in 1994 and 1993 were also related to this accounting change and to the substantial increases in income taxes payable during 1994 and 1993 due to the reduction in U.S. federal income tax payments as a result of tax losses on the disposition of a discontinued business.

- Changes in the company's investment in Henkel-Ecolab joint venture are principally due to currency rate changes.

CASH FLOWS
Cash provided by continuing operating activities totaled $154 million in 1994, $151 million in 1993 and $130 million in 1992. These strong operating cash flows were due in large part to strong earnings growth. Cash provided by continuing operating activities for 1994 also included a one-time benefit from the receipt of an $18 million income tax refund related to prior years.

     Cash provided by discontinued operations included a reduction in income tax payments as a result of the loss on the disposition of a discontinued business. Cash used for discontinued operations in 1992 also included cash required to fund the discontinued operation prior to its disposition in May 1992.

     Cash flows used for capital expenditures were $88 million in 1994, $68 million in 1993 and $60 million in 1992. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. Investing activities in 1992 included $94 million of cash flows related to discontinued operations. This represented $107 million of proceeds from the sale of a discontinued business, net of costs incurred related to the sale. The net proceeds from the sale were used to reduce debt.

     Total debt was $147 million at December 31, 1994, compared with total debt levels of $151 million at year-end 1993 and $237 million at year-end 1992. Cash provided by operating activities was used to reduce debt under the company's Multicurrency Credit Agreement during 1994, as well as to fund dividends, the reacquisition of shares of the company's common stock under the systematic share repurchase program and Kay shareholder distributions. Cash provided by operating activities and proceeds from the sale of a discontinued business were used to reduce debt levels during 1992 and 1993. During 1993, the company provided for the early retirement of the remaining $75 million of its 10.375
percent debentures.   In 1992, the company provided for the early retirement of
$50 million of these debentures in connection with the sale of its discontinued business, as well as the reduction of borrowings under the Facilities Agreement and the scheduled maturity of its $48 million, 9.35 percent note.

     In 1994, the company increased its annual dividend rate for the third consecutive year. The company has paid dividends on its common stock for 58 consecutive years. Cash dividends declared on common stock, by quarter, for each of the last three years was as follows:

                             First    Second     Third     Fourth
                            Quarter   Quarter   Quarter   Quarter      Year
                            -------   -------   -------   -------  --------
1994                        $0.11     $0.11     $0.11     $0.125    $0.455

1993                         0.095     0.095     0.095     0.11      0.395

1992                         0.0875    0.0875    0.0875    0.095     0.3575

LIQUIDITY
The company maintains a $150 million committed line of credit for general corporate financing needs. The company also has an established commercial paper program, supported by the committed line of credit, to minimize the cost of its short-term borrowings. The company believes its existing cash balances, cash generated by operating activities, including cash flows from the joint venture, and available credit are adequate to fund all of its 1995 requirements for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.

                                   Ecolab Inc.

                        CONSOLIDATED STATEMENT OF INCOME


Year ended December 31 (thousands, except per share)      1994           1993           1992
-----------------------------------------------------------------------------------------------
Net Sales                                              $1,207,614     $1,102,396     $1,057,634
Cost of Sales                                             533,143        491,306        485,206
Selling, General and Administrative Expenses              529,507        481,639        446,814
Merger Costs and Expenses                                   8,000
                                                       ----------     ----------     ----------
Operating Income                                          136,964        129,451        125,614

Interest Expense, Net                                      12,909         21,384         35,334
                                                       ----------     ----------     ----------

Income Before Income Taxes and Equity
  in Earnings of Joint Venture                            124,055        108,067         90,280

Provision for Income Taxes                                 50,444         33,422         27,392

Equity in Earnings of Henkel-
  Ecolab Joint Venture                                     10,951          8,127          8,600
                                                       ----------     ----------     ----------

Income Before Extraordinary Loss
  and Cumulative Effect of Change
  in Accounting                                            84,562         82,772         71,488

Extraordinary Loss Related to
  Retirement of Debt (Net of
  Income Tax Benefit of $2,528)                                           (4,018)

Cumulative Effect of Change in
  Accounting for Income Taxes                                              4,733
                                                       ----------     ----------     ----------

Net Income                                             $   84,562     $   83,487     $   71,488
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------


Income Per Common Share
  Income before extraordinary loss
    and cumulative effect of change
    in accounting                                      $     1.25     $     1.23     $     1.06
  Extraordinary loss related to
    retirement of debt                                                     (0.06)
  Change in accounting for income taxes                                     0.07
  Net income                                           $     1.25     $     1.24     $     1.06

Average Common Shares Outstanding                          67,550         67,528         67,204




Prior years have been restated.  See notes to consolidated financial statements.

                                   Ecolab Inc.

                           CONSOLIDATED BALANCE SHEET


December 31 (thousands, except per share)                  1994         1993           1992
----------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                              $   98,255     $ 48,642       $ 38,205
Accounts receivable, net                                  168,807      146,804        142,902
Inventories                                               100,015       83,401         73,350
Deferred income taxes                                      22,349       21,841
Other current assets                                       11,753       10,363         10,055
                                                       ----------     --------       --------

Current Assets                                            401,179      311,051        264,512

Property, Plant and Equipment, Net                        246,191      219,268        207,183

Investment in Henkel-Ecolab
  Joint Venture                                           284,570      255,804        289,034

Other Assets                                               88,416      105,607         98,135
                                                       ----------     --------       --------

Total Assets                                           $1,020,356     $891,730       $858,864
                                                       ----------     --------       --------
                                                       ----------     --------       --------


LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                        $   41,820     $ 19,420       $ 20,732
Accounts payable                                           76,905       71,720         60,166
Compensation and benefits                                  56,445       44,713         41,611
Income taxes                                               13,113        8,221          6,282
Other current liabilities                                  65,382       57,424         63,232
                                                       ----------     --------       --------

Current Liabilities                                       253,665      201,498        192,023

Long-Term Debt                                            105,393      131,861        215,963

Postretirement Health Care and
  Pension Benefits                                         70,882       72,647         63,393

Other Liabilities                                         128,608       93,917         29,179

Shareholders' Equity (common
  stock, par value $1.00 per
  share; shares outstanding:
  1994 - 67,671; 1993 - 67,570;
  1992 - 67,512)                                          461,808      391,807        358,306
                                                       ----------     --------       --------

Total Liabilities and
  Shareholders' Equity                                 $1,020,356     $891,730       $858,864
                                                       ----------     --------       --------
                                                       ----------     --------       --------



Prior years have been restated.  See notes to consolidated financial statements.

                                   Ecolab Inc.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31 (thousands)                       1994           1993           1992
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $ 84,562       $ 83,487       $ 71,488
Adjustments to reconcile net income
  to cash provided by operating activities:
  Extraordinary loss related to
    retirement of debt                                                   4,018
  Cumulative effect of change in
    accounting for income taxes                                         (4,733)
  Depreciation                                           56,867         51,256         48,514
  Amortization                                           10,002          9,353         11,929
  Deferred income taxes                                   2,352        (15,210)           286
  Equity in earnings of joint venture,
    net of royalties received                            (5,273)        (1,741)        (2,445)
  Other, net                                                415         (1,673)         2,120
  Changes in operating assets and liabilities:
    Accounts receivable                                 (18,952)          (474)       (10,857)
    Inventories                                         (14,285)       (12,844)           911
    Other assets                                         (7,222)         4,240         (8,324)
    Accounts payable                                      1,587         11,810           (340)
    Other liabilities                                    44,293         23,385         16,867
                                                       --------       --------       --------
Cash provided by continuing
  operations                                            154,346        150,874        130,149
Cash provided by (used for)
  discontinued operations                                15,000         24,800         (9,932)
                                                       --------       --------       --------
Cash provided by operating activities                   169,346        175,674        120,217
                                                       --------       --------       --------

INVESTING ACTIVITIES
Capital expenditures                                    (88,457)       (68,321)       (59,904)
Property disposals                                        4,836          5,059            929
Sale of investments in securities                         5,022         26,521         (3,221)
Discontinued operations                                                                93,673
Other, net                                                  459         (6,784)        (1,592)
                                                       --------       --------       --------
Cash provided by (used for)
  investing activities                                  (78,140)       (43,525)        29,885
                                                       --------       --------       --------

FINANCING ACTIVITIES
Notes payable                                             8,512         (1,707)        (8,724)
Long-term debt borrowings                                               12,414
Long-term debt repayments                               (14,621)       (94,227)      (164,541)
Reacquired shares                                        (7,889)        (9,279)          (562)
Dividends on common stock                               (27,851)       (24,037)       (21,983)
Kay shareholder distributions                            (2,288)        (4,108)        (1,449)
Premium on early retirement
  of debt                                                               (5,474)
Other, net                                                3,301          5,034          6,475
                                                       --------       --------       --------
Cash used for financing activities                      (40,836)      (121,384)      (190,784)
                                                       --------       --------       --------

Effect of exchange rate changes
  on cash                                                  (757)          (328)          (519)
                                                       --------       --------       --------

INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                              49,613         10,437        (41,201)
Cash and Cash Equivalents,
  beginning of year                                      48,642         38,205         79,406
                                                       --------       --------       --------
Cash and Cash Equivalents,
  end of year                                          $ 98,255       $ 48,642       $ 38,205
                                                       --------       --------       --------
                                                       --------       --------       --------


Bracketed amounts indicate a use of cash.
Prior years have been restated.  See notes to consolidated financial statements.

                                   Ecolab Inc.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                       Additional                Deferred
                                          Common        Paid-in     Retained     Compen-      Cumulative    Treasury
(thousands)                               Stock         Capital     Earnings     sation       Translation    Stock        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1991,
  as previously reported                  $31,929      $182,616     $ 91,733     $(3,480)       $14,068    $(18,704)    $298,162
Pooling of interests with
  Kay (before 1993 stock dividend)          2,230        (2,030)       8,786                                               8,986
                                          -------      --------     --------     -------      ---------    --------     --------
Balance December 31, 1991,
  as restated                              34,159       180,586      100,519      (3,480)        14,068     (18,704)     307,148


Net income                                                            71,488                                              71,488
Cash dividends on common stock                                       (22,507)                                            (22,507)
Kay shareholder distributions                                         (1,449)                                             (1,449)
Stock options                                 300         7,330                                                            7,630
Stock awards                                                133           41        (488)                       592          278
Kay capital contribution                                     10                                                               10
Reacquired shares                                                                                              (562)        (562)
Amortization                                                                       1,613                                   1,613
Translation                                                                                      (5,343)                  (5,343)
                                          -------      --------     --------     -------      ---------    --------     --------

Balance December 31, 1992                  34,459       188,059      148,092      (2,355)         8,725     (18,674)     358,306


Net income                                                            83,487                                              83,487
Cash dividends on common stock                                       (24,987)                                            (24,987)
Kay shareholder distributions                                         (4,108)                                             (4,108)
Stock dividend                             34,681       (34,681)
Stock options                                 222         6,445                                                            6,667
Stock awards                                                200          570      (1,189)                       917          498
Kay capital contribution                                     10                                                               10
Reacquired shares                                                                                            (9,279)      (9,279)
Amortization                                                                       1,255                                   1,255
Translation                                                                                     (20,042)                 (20,042)
                                          -------      --------     --------     -------      ---------    --------     --------

Balance December 31, 1993                  69,362       160,033      203,054      (2,289)       (11,317)    (27,036)     391,807


Net income                                                            84,562                                              84,562
Cash dividends on common stock                                       (29,363)                                            (29,363)
Kay shareholder distributions                                         (2,288)                                             (2,288)
Stock options                                 297         4,209                                                            4,506
Stock awards                                                616        1,497      (3,307)                     2,190          996
Reacquired shares                                                                                            (7,889)      (7,889)
Amortization                                                                       1,404                                   1,404

Translation                                                                                      18,073                   18,073
                                          -------      --------     --------     -------      ---------    --------     --------

Balance December 31, 1994                 $69,659      $164,858     $257,462     $(4,192)     $   6,756    $(32,735)    $461,808
                                          -------      --------     --------     -------      ---------    --------     --------
                                          -------      --------     --------     -------      ---------    --------     --------

COMMON STOCK ACTIVITY
                                                 1994                            1993                              1992
                                        --------------------------      ---------------------------       --------------------------
                                        Common          Treasury        Common           Treasury         Common          Treasury
Year ended December 31 (Shares)          Stock           Stock           Stock            Stock            Stock           Stock
------------------------------------------------------------------------------------------------------------------------------------
Shares, beginning of year:
  As previously reported                                                                                31,928,644        (704,684)
  Shares issued to effect
    merger with Kay (before
    1993 stock dividend)                                                                                 2,230,053
                                        ----------      ----------      ----------      ----------      ----------      ----------
  As restated                           69,362,191      (1,792,112)     34,458,969        (702,766)     34,158,697        (704,684)

Stock options                              296,910                         222,127                         300,272
Stock awards                                               167,226                          31,340                          17,636
Reacquired shares                                         (363,541)                       (224,630)                        (15,718)
Stock dividend                                                          34,681,095        (896,056)
                                        ----------      ----------      ----------      ----------      ----------      ----------

Shares, end of year                     69,659,101      (1,988,427)     69,362,191      (1,792,112)     34,458,969        (702,766)
                                        ----------      ----------      ----------      ----------      ----------      ----------
                                        ----------      ----------      ----------      ----------      ----------      ----------


Prior years have been restated.  See notes to consolidated financial statements.

1.  NATURE OF BUSINESS

-------------------------------------------------------------------------------

The company is a global developer of premium cleaning, sanitizing and maintenance products and services for the hospitality, institutional and industrial markets. Customers include hotels, restaurants, foodservice, healthcare and educational facilities, quick-service (fast food) restaurants, dairy plants and farms, and food and beverage processors around the world.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

-------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. The company accounts for its investment in the Henkel-Ecolab joint venture under the equity method of accounting. International subsidiaries and the Henkel-Ecolab joint venture are included in the financial statements on the basis of their November 30 fiscal year ends.

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company's international subsidiaries and the Henkel-Ecolab joint venture generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation account in shareholders' equity. Translation adjustments for operations in highly inflationary economies are included in net income and were not significant.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 38 percent, 39 percent and 38 percent of consolidated inventories at year-end 1994, 1993 and 1992, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets' estimated useful lives.

INTANGIBLE ASSETS

Intangible assets arise principally from business acquisitions and are stated at cost. The assets are amortized on a straight-line basis over their estimated economic lives, generally not exceeding 30 years. The company periodically assesses the recoverability of intangible assets based on anticipated future earnings and operating cash flows.

INCOME PER COMMON SHARE

Income per common share amounts are computed by dividing income by the weighted average number of common shares outstanding. Stock options did not have a significant dilutive effect.


3.  BALANCE SHEET INFORMATION

-------------------------------------------------------------------------------



December 31 (thousands)       1994                 1993            1992
-------------------------------------------------------------------------

ACCOUNTS RECEIVABLE, NET
Accounts receivable        $177,510             $154,798        $150,488
Allowance for doubtful
  accounts                   (8,703)              (7,994)         (7,586)
                           --------             --------        --------
Total                      $168,807             $146,804        $142,902
                           --------             --------        --------
                           --------             --------        --------

INVENTORIES
Finished goods             $ 42,955             $ 36,391        $ 36,532
Raw materials and parts      60,251               49,653          40,150
Excess of fifo cost over
  lifo cost                  (3,191)              (2,643)         (3,332)
                           --------             --------        --------
Total                      $100,015             $ 83,401        $ 73,350
                           --------             --------        --------
                           --------             --------        --------

PROPERTY, PLANT AND EQUIPMENT, NET
Land                       $  6,348             $  6,925        $  5,583
Buildings and leaseholds    107,259              102,897         100,707
Machinery and equipment     174,203              161,474         155,293
Merchandising  equipment    257,766              217,305         196,761
Construction in progress      6,236                6,167           3,942
                           --------             --------        --------
                            551,812              494,768         462,286
                           --------             --------        --------
                           --------             --------        --------

Accumulated depreciation
  and amortization         (305,621)            (275,500)       (255,103)
                           --------             --------        --------
Total                      $246,191             $219,268        $207,183
                           --------             --------        --------
                           --------             --------        --------

OTHER ASSETS
Intangible assets, net     $ 37,549             $ 40,919        $ 30,522
Investments in securities     5,000                9,007          36,609
Deferred income taxes        26,212               28,482
Other                        19,655               27,199          31,004
                           --------             --------        --------
Total                      $ 88,416             $105,607        $ 98,135
                           --------             --------        --------
                           --------             --------        --------

-------------------------------------------------------------------------------


December 31 (thousands)       1994                 1993            1992
-------------------------------------------------------------------------

SHORT-TERM DEBT
Notes payable              $ 25,302             $ 16,089        $ 17,320
Long-term debt, current
  maturities                 16,518                3,331           3,412

                           --------             --------        --------
Total                      $ 41,820             $ 19,420        $ 20,732
                           --------             --------        --------
                           --------             --------        --------

LONG-TERM DEBT
9.68% senior notes,
  due 1995-2001            $100,000             $100,000        $100,000
10.375% debentures,
  retired in 1993                                                 75,000
Multicurrency Credit
  Agreement, due 1998                             10,000
Facilities Agreement,
  retired in 1993                                                 18,378
Other                        21,911               25,192          25,997
                           --------             --------        --------
                            121,911              135,192         219,375
Long-term debt,
  current maturities        (16,518)              (3,331)         (3,412)
                           --------             --------        --------
Total                      $105,393             $131,861        $215,963
                           --------             --------        --------
                           --------             --------        --------

  The $100 million of 9.68 percent senior notes were issued by the company to a group of insurance companies. The notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

  In June 1993, the company provided notice to call the remaining $75 million of its 10.375 percent debentures originally scheduled for maturity in 1998 - 2017. The redemption of these debentures was completed on July 15, 1993. The company used proceeds from the sale of a discontinued business and cash flows from operations to fund the debt retirement. An extraordinary loss of $4.0 million (net of $2.5 million income tax benefit), or $0.06 per share, which consisted primarily of redemption premiums paid to debenture holders and the write-off of deferred financing costs associated with the debt, was recognized in the second quarter of 1993.

  The company has a $150 million Multicurrency Credit Agreement ("the Agreement") with a consortium of banks. The company may borrow varying amounts from time-to-time on a revolving credit basis, with loans denominated in U.S. dollars, Deutsche marks, or certain other currencies, if available. The company has the option of various interest rates based on short-term borrowing rates. Amounts outstanding at December 31, 1993 were denominated in U.S. dollars and had an annual rate of interest of 3.4 percent. The Agreement terminates in September 1998 and includes covenants regarding interest coverage and the ratio of total debt to capitalization.

  Amounts outstanding under the Facilities Agreement at December 31, 1992 were denominated in Deutsche marks and had an average annual interest rate of 8.9 percent.

  As of December 31, the weighted average interest rate on notes payable was
5.3 percent for 1994, 4.6 percent for 1993 and 8.2 percent for 1992.

  As of December 31, 1994, the aggregate annual maturities of long-term debt for the next five years were: 1995 - $16,518,000; 1996 - $16,280,000; 1997 -
$15,086,000; 1998 - $15,096,000; and 1999 - $15,110,000.

  Interest expense was $16,213,000 in 1994, $25,977,000 in 1993 and $40,587,000
in 1992.  Total interest paid was $16,402,000 in 1994, $29,691,000 in 1993 and
$44,967,000 in 1992.

  Other noncurrent liabilities included income taxes payable of $94 million at December 31, 1994 and $61 million at December 31, 1993. Income taxes payable reflected a reduction in U.S. federal income tax payments during 1994, 1993 and 1992 as a result of tax losses on the disposition of a discontinued business.

4.  FINANCIAL INSTRUMENTS

-------------------------------------------------------------------------------

FOREIGN CURRENCY INSTRUMENTS

The company uses hedging and derivative financial instruments to limit financial risk related to foreign currency exchange rates, interest rates and other market risks. The company does not hold hedging or derivative financial instruments of a speculative nature for trading purposes.

  The company enters into foreign currency forward exchange and option contracts to hedge specific foreign currency exposures, principally related to intercompany debt and joint venture royalty transactions. These contracts generally expire within one year. Gains and losses on these contracts are deferred and recognized as part of the specific transactions hedged. The cash flows from these contracts are classified in the same category as the transaction hedged in the Consolidated Statement of Cash Flows.

  The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $110 million at December 31, 1994, $115 million at December 31, 1993 and $100 million at December 31, 1992. The unrealized gains on these contracts were not significant.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company as of December 31, 1994 were:


                                                Carrying         Fair
(thousands)                                      Amount          Value
                                                --------       ---------
Cash and cash equivalents                       $ 98,255       $  98,255
Long-term investments in securities                5,000           5,000
Short-term debt                                   41,820          41,820
Long-term debt                                  $105,393        $109,792


  Cash equivalents are highly liquid investments with a maturity of three months or less when purchased. The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturity.

  Long-term investments in securities are carried at cost. The carrying amount of these securities approximates fair value based on quoted market prices. These securities mature in periods of less than ten years.

  The fair value of long-term debt is based on quoted market prices for the same or similar issues.


5.  KAY MERGER

-------------------------------------------------------------------------------
On December 7, 1994, the company issued approximately 4.5 million shares of its common stock in exchange for all of the outstanding common stock of Kay Chemical Company and affiliates (Kay). The merger has been accounted for as a pooling of interests and, accordingly, the company's consolidated financial statements have been restated to include the accounts and operations of Kay for all periods prior to the merger.

  Kay was a Subchapter S Corporation for income tax purposes and, therefore, did not pay U.S. federal income taxes. Kay will be included in the company's U.S. federal income tax return effective December 7, 1994, and, therefore, a net deferred tax liability and corresponding charge to income tax expense of $1.3 million or $0.02 per share was recorded upon closing to reflect Kay's net taxable temporary differences.

  Separate net sales, net income and related per share amounts of the merged entities are presented in the following table. In addition, the table includes unaudited pro forma net income and net income per share amounts which reflect the elimination of the nonrecurring merger costs and expenses in 1994 and pro forma adjustments to present income taxes on the basis on which they will be reported in future periods.


(thousands, except per share) 1994                   1993           1992
---------------------------------------------------------------------------
Net sales
  Ecolab                   $1,141,005           $1,041,518      $1,004,833
  Kay                          66,609               60,878          52,801
                           ----------           ----------      ----------
  Total                    $1,207,614           $1,102,396      $1,057,634
                           ----------           ----------      ----------
                           ----------           ----------      ----------
Net income
  Ecolab                   $   86,555           $   76,638      $   64,270
  Kay                           6,207                6,849           7,218
  Kay Subchapter S
    status                     (2,298)              (2,667)         (2,797)
                           ----------           ----------      ----------
  Pro forma net
    income                     90,464               80,820          68,691


  Merger costs and
    expenses                   (6,900)
  Kay net deferred tax
    liability                  (1,300)
  Kay Subchapter S
    status                      2,298                2,667           2,797
                           ----------           ----------      ----------
  Net income, as
    reported               $   84,562           $   83,487      $   71,488
                           ----------           ----------      ----------
                           ----------           ----------      ----------
Net income per share
  As reported              $     1.25           $     1.24      $     1.06
  Pro forma                $     1.34           $     1.20      $     1.02




MERGER COSTS AND EXPENSES

In connection with the merger, $8.0 million of merger costs and expenses ($6.9 million after-tax, or $0.10 per share) were incurred and have been charged to expense in the fourth quarter of 1994. The merger costs and expenses consisted of merger related bonus payments made to Kay non-shareholder employees and legal, accounting and investment banking fees.


6.  HENKEL-ECOLAB JOINT VENTURE
-------------------------------------------------------------------------------

The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The joint venture's operations and the company's equity in earnings of the joint venture included:


(thousands)                   1994        1993            1992
----------------------------------------------------------------
Joint venture
  Net sales                 $776,647    $758,471        $821,380
  Gross profit               440,993     415,862         456,783
  Income before income
    taxes                     48,389      40,337          38,781
  Income before change
    in accounting for
    income taxes            $ 26,109    $ 18,434        $ 20,411

Ecolab equity in earnings
  Ecolab equity in income   $ 13,605    $  9,856        $ 11,130
  Ecolab royalty income
    from joint venture,
    net of income taxes        5,745       6,653           6,131
  Amortization expense
    for the excess of
    cost over the
    underlying net assets
    of the joint venture      (8,399)     (8,382)          (8,661)
Equity in earnings of       --------    --------        ---------
    Henkel-Ecolab joint
    venture                 $ 10,951    $  8,127        $   8,600
                            --------    --------        ---------
                            --------    --------        ---------

  The company's investment in the Henkel-Ecolab joint venture includes the unamortized excess of the company's investment over its equity in the joint venture's net assets. This excess was $187 million at December 31, 1994 and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

  Condensed balance sheet information for the Henkel-Ecolab joint venture was:


December 31 (thousands)       1994        1993            1992
----------------------------------------------------------------
Current assets              $360,648    $310,945        $316,447
Noncurrent assets            127,244     106,812          92,555
Current liabilities          233,876     215,085         216,652
Noncurrent liabilities      $ 59,710    $ 46,937        $ 42,825



7.  INCOME TAXES

-------------------------------------------------------------------------------

Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). This statement requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are recorded based on enacted tax laws and tax rates. Changes in enacted tax rates are reflected in the income tax provision as they occur.

  The cumulative effect of this change in accounting principle increased net income for 1993 by $4.7 million, or $0.07 per share, including the impact of adoption of FAS 109 by the Henkel-Ecolab joint venture. Prior years' financial statements were not restated.

  Income before income taxes and equity in earnings of joint venture consisted of:


(thousands)           1994          1993          1992
--------------------------------------------------------
Domestic            $108,656      $100,420      $ 86,903
Foreign               15,399         7,647         3,377
                    --------      --------      --------
Total               $124,055      $108,067      $ 90,280
                    --------      --------      --------
                    --------      --------      --------

  The provision for income taxes consisted of:


(thousands)                  1994         1993      1992
---------------------------------------------------------
Federal, state and Puerto
  Rico                     $44,619      $47,106   $27,191
Foreign                      3,473        1,526       (85)
                           -------      -------   -------
Currently payable           48,092       48,632    27,106
                           -------      -------   -------
                           -------      -------   -------
Federal, state and
  Puerto Rico                  300      (10,674)      587
Foreign                      2,052       (4,536)     (301)
                           -------      -------   -------

Deferred                     2,352      (15,210)      286
                           -------      -------   -------
Provision for income
  taxes                    $50,444      $33,422   $27,392
                           -------      -------   -------
                           -------      -------   -------

  The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:


                                     December 31              January 1
                                  ---------------------
(thousands)                         1994         1993           1993
                                  -------      --------       --------
Deferred tax assets
  Postretirement health care
    and pension benefits          $28,084       $23,752        $24,279
  Other accrued liabilities        26,616        24,123         18,705
  Loss carryforwards                5,109         6,093         11,135
  Other, net                        9,405        15,917          6,867
  Valuation allowance              (1,462)       (1,462)        (6,758)
                                  -------      --------       --------
  Total                            67,752        68,423         54,228
                                  -------      --------       --------

Deferred tax liabilities
  Property, plant and equipment
    bases differences             17,579         16,503         15,837
  Other, net                       1,612          1,597          3,278
                                 -------       --------       --------
  Total                           19,191         18,100         19,115
                                 -------       --------       --------
Net deferred tax assets          $48,561        $50,323       $ 35,113
                                 -------       --------       --------
                                 -------       --------       --------

  During the first quarter of 1993, the valuation allowance for deferred tax assets was reduced by $3.3 million. This change in the valuation allowance related to Canadian loss carryforwards which the company anticipates will be realized as a result of the sale of the G.H. Wood janitorial distribution business.

  A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:


                            1994        1993    1992
------------------------------------------------------
Statutory U.S. rate         35.0%       35.0%   34.0%
State income taxes, net
  of federal benefit         3.8         3.3     2.9
Puerto Rico operations      (1.3)       (2.2)   (4.7)
Foreign                       .4         (.5)   (1.7)
Loss carryforwards                      (3.1)
Kay Subchapter S status      (.1)       (2.2)   (2.8)
Kay deferred tax liability   1.0
Other                        1.9          .6     2.6
Effective income tax        -----       -----   -----
  rate                      40.7%       30.9%   30.3%
                            -----       -----   -----
                            -----       -----   -----

   Cash paid for income taxes was $34,686,000 in 1994, $18,118,000 in 1993 and $14,685,000 in 1992. As a result of tax losses on the disposition of a discontinued business, the company's U.S. federal income tax payments were reduced by $15 million in 1994, $25 million in 1993 and $15 million in 1992. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes.

  As of December 31, 1994, undistributed earnings of international subsidiaries and the joint venture of $46 million were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be offset substantially by available foreign tax credits.


8.  RETIREMENT PLANS

-------------------------------------------------------------------------------

PENSION PLANS

The company has a noncontributory defined benefit pension plan covering substantially all of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans. Pension expense included the following components:


December 31 (thousands)           1994            1993       1992
------------------------------------------------------------------
Service cost - employee benefits
  earned during the year         $10,627        $ 8,040    $ 6,556
Interest cost on projected
  benefit obligation              13,348         11,401      9,233
Actual return on plan
  assets                           1,952         (9,134)    (3,499)
Net amortization and
  deferral                       (11,260)           (69)    (5,416)
                                 -------        -------    -------
U.S. pension expense              14,667         10,238      6,874
International pension
  expense                          1,005            820        723
                                 -------        -------    -------
Total pension expense            $15,672        $11,058    $ 7,597
                                 -------        -------    -------
                                 -------        -------    -------


  The funded status of the U.S. pension plan was:



December 31 (thousands)       1994        1993        1992
------------------------------------------------------------
Actuarial present value of:
Vested benefit
  obligation                $121,251    $118,829    $ 84,585
Non-vested benefit
  obligation                   9,755      10,066       6,581
                            --------    --------    --------
Accumulated benefit
  obligation                 131,006     128,895      91,166
Effect of projected future
  salary increases            46,801      51,174      35,514
                            --------    --------    --------
Projected benefit
  obligation                 177,807     180,069     126,680
Plan assets at fair
  value                      130,262     122,440      99,920
                            --------    --------    --------
Plan assets less than
  the projected benefit
  obligation                 (47,545)    (57,629)    (26,760)
Unrecognized prior service
  cost                        24,135      26,040       4,500
Unrecognized net loss         39,238      49,145      33,864
Unrecognized net
  transition asset           (14,732)    (16,134)    (17,538)
Adjustment required to
  recognize minimum
  liability                   (1,840)     (7,877)
                            --------    --------    --------
Unfunded accrued pension
  expense                   $   (744)   $ (6,455)   $ (5,934)
                            --------    --------    --------
                            --------    --------    --------

  The company's policy is to fund pension costs currently to the extent deductible for income tax purposes. U.S. pension plan assets consist primarily of equity and fixed income securities. International pension benefit obligations and plan assets were not significant.

  Effective July 1, 1993, the company adopted certain amendments to its U.S. pension plan to improve the benefit formula and enhance the value of pension benefits. Concurrent with these amendments, the company lowered the discount rate used for determining the pension benefit obligations and future service and interest cost for the plan from 8.25 percent to 8.0 percent. These changes resulted in an increase of $2.9 million in pension expense for 1993 and an increase of approximately $29 million in the projected benefit obligation. The discount rate was lowered further at year-end 1993 to 7.5 percent. This reduction in discount rate resulted in an increase in the projected benefit obligation as of December 31, 1993 of approximately $14 million and an increase of $2.1 million in pension expense for 1994.

  U.S. pension plan assumptions, in addition to projections for employee turnover and retirement ages, were:


                            1994        1993    1992
                            ----        ----    ----
Discount rate for
  service and interest
  cost, at beginning
  of year                   7.50%       8.25%   8.25%
Projected salary
  increases, weighted
  average                   5.6         5.6     5.6
Expected return on
  assets                    9.0         9.0     9.0
Discount rate for
  year-end benefit
  obligations               8.25%       7.50%   8.25%


  The discount rate used for determining the year-end pension benefit obligations and future service and interest cost was increased from 7.5 percent at year-end 1993 to 8.25 percent at year-end 1994. The effect of this change was to decrease the projected benefit obligation as of December 31, 1994 by approximately $22 million.

  The adjustments required to recognize a minimum liability as of December 31, 1994 and 1993 have been included in the company's noncurrent liability for postretirement health care and pension benefits with an equal amount included in the Consolidated Balance Sheet as an intangible asset. These adjustments resulted principally from the plan amendments adopted in July 1993 and discount rate changes during 1993 and 1994.

POSTRETIREMENT HEALTH CARE BENEFITS

The company provides postretirement health care benefits to substantially all U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

  Employees outside the U.S. are generally covered under government sponsored programs and the cost for providing benefits under company plans was not significant.

  Postretirement health care benefit expense was:

(thousands)                      1994            1993       1992
-----------------------------------------------------------------
Service cost - benefits
  attributed to service
  during the period              $2,672         $2,978     $3,417
Interest cost on accumulated
  postretirement benefit
  obligation                     3,740           4,142      4,213
Actual return on plan
  assets                           (66)           (169)      (220)
Net amortization and
  deferral                        (719)           (458)      (187)

                                ------          ------     ------
Total expense                   $5,627          $6,493     $7,223
                                ------          ------     ------
                                ------          ------     ------

  Effective July 1, 1993, the company adopted certain amendments to its U.S. plan. These amendments modified the company's subsidy provided for each year of service and limit health care costs which are eligible for subsidy by the company to a 4 percent annual increase beginning in 1996. Also, effective July 1, 1993, the company lowered the discount rate used for determining the accumulated benefit obligation and future service and interest cost for the plan to 8.0 percent from 8.25 percent at year-end 1992 and 1991. These changes reduced postretirement health care expense for 1993 by approximately $1.3 million and decreased the accumulated benefit obligation by approximately $9 million. The discount rate was lowered further at year-end 1993 to 7.5 percent. This reduction in discount rate resulted in an increase in the accumulated benefit obligation of approximately $3 million as of December 31, 1993 and an increase of $0.3 million in postretirement health care expense for 1994.

  The funded status of the postretirement health care plan was:

December 31 (thousands)        1994        1993              1992
-------------------------------------------------------------------
Actuarial present value of
 accumulated postretirement
 benefit obligation for:
  Retirees                  $ 16,453    $ 16,999           $ 14,916
  Fully eligible active
    participants               4,044       2,995              2,160
  Other active participants   29,389      32,769             40,408
                            --------    --------            -------
  Total                       49,886      52,763             57,484
Plan assets at fair value      6,298       4,740              6,388
                            --------    --------            -------
Plan assets less than
  accumulated postretirement
  benefit obligation         (43,588)    (48,023)           (51,096)
Unrecognized gain for
  prior service              (10,750)    (11,301)
Unrecognized net loss
  (gain)                      (5,544)      1,535               (513)
                            --------    --------            -------
Unfunded accrued
  postretirement health
  care benefits             $(59,882)   $(57,789)          $(51,609)
                            --------    --------            -------
                            --------    --------            -------

  The discount rate used for determining the year-end accumulated postretirement benefit obligation and future service and interest cost was increased from 7.5 percent at year-end 1993 to 8.25 percent at year-end 1994. The effect of this change was to decrease the accumulated benefit obligation by approximately $6 million at December 31, 1994.

  For measurement purposes, 12.5 percent (for pre-age 65 retirees) and 9.7 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 1995. The rates were assumed to decrease

-------------------------------------------------------------------------------

gradually to 6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of year-end 1994 by approximately $4 million and 1994 expense by approximately $0.5 million.

  The after-tax expected long-term rate of return on plan assets was 6.0 percent in 1994, 1993 and 1992. Plan assets consist primarily of short-term investments.

SAVINGS PLAN

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contribution is invested in Ecolab common stock and amounted to $5,156,000 in 1994, $4,376,000 in 1993 and $3,899,000 in 1992.


9.  STOCK INCENTIVE AND OPTION PLANS

-------------------------------------------------------------------------------

The company's Stock Incentive and Option Plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 2,042,606 for 1994, 3,008,706 for 1993 and 407,206 for 1992. Common shares available for grant reflect 3.4 million shares approved during 1993 for issuance under the plans.

  Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options become exercisable over periods of up to six years from date of grant and expire within ten years and three months from date of grant. Stock option transactions were:



Shares              1994           1993           1992
--------------------------------------------------------
Granted            806,550         769,200       740,700
Exercised         (296,910)       (444,254)     (600,544)
Canceled           (26,900)        (75,100)     (161,020)
                 ---------       ---------     ---------
December 31:
Outstanding      4,219,284       3,736,544     3,486,698
                 ---------       ---------     ---------
                 ---------       ---------     ---------


Exercisable      2,321,164       1,966,744     1,825,698



Average price per share     1994        1993        1992
---------------------------------------------------------


Granted                    $21.93      $21.42      $13.90
Exercised                   10.60       11.31       10.75
Canceled                    16.84       15.52       13.52
December 31:
Outstanding                $16.49      $14.85      $12.95

Exercisable                $13.99      $12.78      $12.00


  Stock awards are subject to restrictions including forfeiture in the event of termination of employment. Restrictions generally lapse over four to six years. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.


10.  SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------

The company's common stock was split two for one in the form of a 100 percent stock dividend paid January 18, 1994 to shareholders of record on December 28, 1993. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Shareholders' Equity.

  Authorized common stock, par value $1.00 per share, was 100 million shares in 1994, 1993 and 1992. Treasury stock is stated at cost. Dividends per share of common stock were $0.455 for 1994, $0.395 for 1993 and $0.3575 for 1992.

  The company has 15 million shares, without par value, of authorized but unissued preferred stock.

  Each share of outstanding common stock entitles the holder to one-quarter of one preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $150, subject to adjustment. The rights will become exercisable, and a Distribution Date will occur, 15 days after a person or group acquires, or commences a tender offer for, 20 percent or more of the company's outstanding common stock. The company may redeem the rights at five cents per right at any time until 15 days after a 20 percent or greater interest has been acquired. If any person or group acquires 20 percent or more of the company's common stock, each right not owned by a 20 percent stockholder will, after the company's right of redemption has expired (the "Stock Acquisition Date"), become exercisable for common stock of the company having a market value of twice the exercise price of a right. If, after the Stock Acquisition Date, the

-------------------------------------------------------------------------------

company is acquired in a merger or other business combination, each right will become exercisable for common stock of the acquiring company having a market value of twice the exercise price of a right. The rights have been amended to provide that the acquisition by Henkel KGaA or its affiliates of 20 percent or more of the company's common stock does not constitute, subject to certain conditions, a Distribution Date or a Stock Acquisition Date. Unless redeemed earlier, the rights will expire on March 11, 1996.

  The company maintains a systematic share repurchase program which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company reacquired approximately 364,000 shares in 1994, 449,000 shares in 1993 and 31,000 shares in 1992 of its common stock through open and private market purchases. The company anticipates that it will continue to periodically reacquire shares under its systematic share repurchase program.


11.  RENTALS AND LEASES

-------------------------------------------------------------------------------

The company leases sales office and distribution center facilities, automobiles and computer and other equipment under operating leases. Rental expense under all operating leases was $29,129,000 in 1994, $29,325,000 in 1993 and
$29,253,000 in 1992. As of December 31, 1994, future minimum payments under operating leases with noncancelable terms in excess of one year were:


(thousands)
--------------------------------------
1995                          $10,248
1996                            5,743
1997                            2,936
1998                              923
1999                              372
Thereafter                        806
                              -------
  Total                       $21,028
                              -------
                              -------


12. RESEARCH EXPENDITURES

-------------------------------------------------------------------------------

Research expenditures which related to the development of new products and processes, including significant improvements and refinements to existing products, were $27,615,000 in 1994, $24,782,000 in 1993 and $21,080,000 in 1992.


13.  ENVIRONMENTAL COMPLIANCE COSTS

-------------------------------------------------------------------------------

The company and certain subsidiaries are party to various environmental actions which have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position and results of operations to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated. While the final resolution of these contingencies could result in expenses in excess of current accruals and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's results of operations, consolidated financial position or liquidity.

14.  GEOGRAPHIC SEGMENTS

-------------------------------------------------------------------------------

Summary information regarding the company's operations in United States and International markets is presented below. International consists of Canadian, Asia Pacific, Latin American and Kay's international operations.


(thousands)                            1994           1993           1992
---------------------------------------------------------------------------

Net Sales
  United States                    $  942,070     $  867,415     $  816,405
  International                       265,544        234,981        241,229
                                   ----------     ----------     ----------
  Total                            $1,207,614     $1,102,396     $1,057,634
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------

Operating Income
  United States                    $  134,510     $  124,281     $  123,289
  International                        14,838          9,420          8,851
  Corporate                           (12,384)        (4,250)        (6,526)
                                   ----------     ----------     ----------
  Total                            $  136,964     $  129,451     $  125,614
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------

Depreciation and Amortization
  United States                    $   55,035     $   49,927     $   49,724
  International                        11,834         10,682         10,719
                                   ----------     ----------     ----------
  Total                            $   66,869     $   60,609     $   60,443
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------

Capital Expenditures
  United States                    $   71,049     $   52,144     $   48,385
  International                        17,408         16,177         11,519
                                   ----------     ----------     ----------
  Total                            $   88,457     $   68,321     $   59,904
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------

Identifiable Assets
  United States                    $  453,121     $  396,268     $  341,156
  International                       158,064        133,474        121,348
  Joint Venture                       284,570        255,804        289,034
  Corporate                           124,601        106,184        107,326
                                   ----------     ----------     ----------
  Total                            $1,020,356     $  891,730     $  858,864
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------

  Corporate operating income included $8 million of merger costs and expenses in 1994.

  In accordance with company policy, operating expenses incurred at the corporate level totaling $21,702,000 in 1994, $18,037,000 in 1993 and
$14,277,000 in 1992 have been allocated to the geographic segments in determining operating income.

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)
------------------------------------------------------------------------------


                                                          First         Second          Third         Fourth
(thousands, except per share)                            Quarter        Quarter        Quarter        Quarter           Year
------------------------------------------------------------------------------------------------------------------------------
1994
Net sales
  United States                                          $216,855       $234,832       $250,138       $240,245       $  942,070
  International                                            58,058         64,350         70,270         72,866          265,544
                                                         --------       --------       --------       --------       ----------
  Total                                                   274,913        299,182        320,408        313,111        1,207,614
Cost of sales                                             121,053        130,961        140,939        140,190          533,143
Selling, general and administrative expenses              125,838        132,259        133,785        137,625          529,507
Merger costs and expenses                                                                                8,000            8,000
                                                         --------       --------       --------       --------       ----------
Operating income
  United States                                            25,935         34,857         41,616         32,102          134,510
  International                                             3,080          2,317          4,959          4,482           14,838
  Corporate                                                  (993)        (1,212)          (891)        (9,288)         (12,384)
                                                         --------       --------       --------       --------       ----------
  Total                                                    28,022         35,962         45,684         27,296          136,964
Interest expense, net                                       4,039          3,303          3,206          2,361           12,909
                                                         --------       --------       --------       --------       ----------
Income before income taxes and equity in
  earnings of joint venture                                23,983         32,659         42,478         24,935          124,055
Provision for income taxes                                  9,245         12,108         16,447         12,644           50,444
Equity in earnings of joint venture                         1,880          3,211          2,456          3,404           10,951
                                                         --------       --------       --------       --------       ----------
Net income, as reported                                    16,618         23,762         28,487         15,695           84,562
Pro forma adjustments
  Merger costs and expenses                                                                              6,900            6,900
  Kay net deferred tax liability                                                                         1,300            1,300
  Kay Subchapter S status                                    (324)          (806)          (789)          (379)          (2,298)
                                                         --------       --------       --------       --------       ----------
Pro forma net income                                     $ 16,294       $ 22,956       $ 27,698       $ 23,516       $   90,464
                                                         --------       --------       --------       --------       ----------
                                                         --------       --------       --------       --------       ----------
Net income per common share
  As reported                                            $   0.25       $   0.35       $   0.42       $   0.23       $     1.25
  Pro forma                                              $   0.24       $   0.34       $   0.41       $   0.35       $     1.34
Average common share outstanding                           67,563         67,521         67,506         67,611           67,550


1993
Net sales
  United States                                          $198,753       $214,156       $231,901       $222,605       $  867,415
  International                                            54,679         58,973         60,776         60,553          234,981
                                                         --------       --------       --------       --------       ----------
  Total                                                   253,432        273,129        292,677        283,158        1,102,396
Cost of sales                                             115,429        121,951        130,387        123,539          491,306
Selling, general and administrative expenses              116,189        117,421        123,155        124,874          481,639
                                                         --------       --------       --------       --------       ----------
Operating income
  United States                                            24,863         31,126         35,189         33,103          124,281
  International                                            (1,963)         3,764          4,880          2,739            9,420
  Corporate                                                (1,086)        (1,133)          (934)        (1,097)          (4,250)
                                                         --------       --------       --------       --------       ----------
  Total                                                    21,814         33,757         39,135         34,745          129,451
Interest expense, net                                       6,586          6,090          4,431          4,277           21,384
                                                         --------       --------       --------       --------       ----------
Income before income taxes and equity in
  earnings of joint venture                                15,228         27,667         34,704         30,468          108,067
Provision for income taxes                                  2,916          9,090         11,713          9,703           33,422
Equity in earnings of joint venture                         1,223          2,435          2,592          1,877            8,127
                                                         --------       --------       --------       --------       ----------
Income before extraordinary loss and
  cumulative effect of change in
  accounting                                               13,535         21,012         25,583         22,642           82,772
Extraordinary loss related to
  retirement of debt                                                      (4,018)                                        (4,018)
Change in accounting for income taxes                       4,733                                                         4,733
                                                         --------       --------       --------       --------       ----------
Net income, as reported                                    18,268         16,994         25,583         22,642           83,487
Pro forma adjustment
  Kay Subchapter S status                                    (355)          (718)          (868)          (726)          (2,667)
                                                         --------       --------       --------       --------       ----------
Pro forma net income                                     $ 17,913       $ 16,276       $ 24,715       $ 21,916       $   80,820
                                                         --------       --------       --------       --------       ----------
                                                         --------       --------       --------       --------       ----------
Income per common share
  Income before extraordinary loss
    and change in accounting                             $   0.20       $   0.31       $   0.38       $   0.34       $     1.23
  Extraordinary loss related to
    retirement of debt                                                     (0.06)                                         (0.06)
  Change in accounting for
    income taxes                                             0.07                                                          0.07
  Net income
    As reported                                              0.27           0.25           0.38           0.34             1.24
    Pro forma                                            $   0.27       $   0.24       $   0.37       $   0.32       $     1.20
Average common shares outstanding                          67,521         67,496         67,525         67,569           67,528



Prior periods have been restated. See Note 5 of Notes to Consolidated Financial Statements.
Pro forma results reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company.

REPORT OF MANAGEMENT
-------------------------------------------------------------------------------

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with generally accepted accounting principles and, accordingly, include certain amounts based on management's best estimates and judgments.

     To meet its responsibility, management has established and maintains a system of internal controls that provides reasonable assurance regarding the integrity and reliability of the financial statements and the protection of assets from unauthorized us or disposition. These systems are supported by qualified personnel, by an appropriate division of responsibilities and by an internal audit function. There are limits inherent in any system of internal controls since the cost of monitoring such systems should not exceed the desired benefit. Management believes that the company's system of internal controls is effective and provides an appropriate cost/benefit balance.

     The Board of Directors, acting through its Audit Committee composed solely of outside directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent accountants subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent accountants.

     The independent accountants provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fair presentation of the consolidated financial statements. Their report is presented separately.

/s/Pierson M. Grieve
Pierson M. Grieve
Chairman of the Board and Chief Executive Officer

/s/Michael E. Shannon
Michael E. Shannon
Vice Chairman, Chief Financial and Administrative Officer





REPORT OF INDEPENDENT ACCOUNTANTS
------------------------------------------------------------------------------


To the Shareholders and Directors
Ecolab Inc.

We have audited the accompanying consolidated balance sheet of Ecolab Inc. as of December 31, 1994, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 1994, 1993 and 1992, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

  As discussed in Note 7 to the financial statements, effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                             /s/ Coopers & Lybrand L.L.P.
                                             ----------------------------
                                                 Coopers & Lybrand L.L.P.

February 27, 1995
Saint Paul, Minnesota

                                   ECOLAB INC.
                      SUMMARY OPERATING AND FINANCIAL DATA


December 31 (thousands, except per share)                           1994              1993              1992              1991
--------------------------------------------------------------------------------------------------------------------------------

OPERATIONS
Net sales
  United States                                               $  942,070        $  867,415        $  816,405        $  757,564
  International                                                  265,544           234,981           241,229           201,738
  Europe/Magnus/Pulp & Paper
                                                              ----------        ----------        ----------        ----------
    Total                                                      1,207,614         1,102,396         1,057,634           959,302
Cost of sales                                                    533,143           491,306           485,206           447,356
Selling, general and administrative expenses                     529,507           481,639           446,814           393,700
Merger costs and expenses                                          8,000
Nonrecurring expenses
                                                              ----------        ----------        ----------        ----------
Operating income                                                 136,964           129,451           125,614           118,246
Interest expense, net                                             12,909            21,384            35,334            30,489
                                                              ----------        ----------        ----------        ----------
Income from continuing operations before income
  taxes and equity in earnings of joint venture                  124,055           108,067            90,280            87,757
Provision for income taxes                                        50,444            33,422            27,392            29,091
Equity in earnings of joint venture                               10,951             8,127             8,600             4,573
                                                              ----------        ----------        ----------        ----------
Income from continuing operations                                 84,562            82,772            71,488            63,239
Income (loss) from discontinued operations                                                                            (274,693)
Extraordinary loss and changes in accounting principles                                715                             (24,560)
                                                              ----------        ----------        ----------        ----------
Net income (loss)                                                 84,562            83,487            71,488          (236,014)
Preferred stock dividends                                                                                               (4,064)
                                                              ----------        ----------        ----------        ----------
Net income (loss) to common shareholders, as reported             84,562            83,487            71,488          (240,078)
Pro forma adjustments                                              5,902            (2,667)           (2,797)           (2,933)
                                                              ----------        ----------        ----------        ----------
Pro forma net income (loss) to common shareholders            $   90,464        $   80,820        $   68,691        $ (243,011)
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

Income (loss) per common share, as reported
  Continuing operations                                       $     1.25        $     1.23        $     1.06        $     1.01
  Discontinued operations                                                                                                (4.69)
  Extraordinary loss and changes in accounting principles           0.01                               (0.42)
  Net income (loss)                                                 1.25              1.24              1.06             (4.10)
Pro forma income (loss) per common share
  Continuing operations                                             1.34              1.19              1.02              0.96
  Net income (loss)                                           $     1.34        $     1.20        $     1.02        $    (4.15)
Average common shares outstanding                                 67,550            67,528            67,204            58,525

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                        55.9%             55.4%             54.1%             53.4%
Selling, general and administrative expenses                        44.6              43.7              42.2              41.1
Operating income                                                    11.3              11.7              11.9              12.3
Income from continuing operations before income taxes               10.3               9.8               8.5               9.1
Income from continuing operations                                    7.0               7.5               6.8               6.6
Effective income tax rate                                           40.7%             30.9%             30.3%             33.1%

FINANCIAL POSITION
Current assets                                                $  401,179        $  311,051        $  264,512        $  293,053
Property, plant and equipment, net                               246,191           219,268           207,183           198,086
Investment in Henkel-Ecolab joint venture                        284,570           255,804           289,034           296,292
Net assets of Ecolab Europe and discontinued operations                                                                 70,000
Other assets                                                      88,416           105,607            98,135            82,857
                                                              ----------        ----------        ----------        ----------

Total assets                                                  $1,020,356        $  891,730        $  858,864        $  940,288
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

Current liabilities                                           $  253,665        $  201,498        $  192,023        $  240,219
Long-term debt                                                   105,393           131,861           215,963           325,492
Postretirement health care and pension benefits                   70,882            72,647            63,393            56,427
Other liabilities                                                128,608            93,917            29,179            11,002
Convertible preferred stock
Shareholders' equity                                             461,808           391,807           358,306           307,148
                                                              ----------        ----------        ----------        ----------
Total liabilities and shareholders' equity                    $1,020,356        $  891,730        $  858,864        $  940,288
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                         $  169,346        $  175,674        $  120,217        $  128,999
Capital expenditures                                              88,457            68,321            59,904            53,752
Long-term debt borrowings (repayments), net                      (14,621)          (81,813)         (164,541)          154,090
Cash dividends on common stock                                    27,851            24,037            21,983            22,027
Cash dividends per common share                               $    0.455        $    0.395        $   0.3575        $     0.35

SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                $  147,213        $  151,281        $  236,695        $  407,221
Total debt and preferred stock to capitalization                    24.2%             27.9%             39.8%             57.0%
Book value per common share                                   $     6.82        $     5.80        $     5.31        $     4.59
Return on beginning equity                                          21.6%             23.3%             23.3%             13.6%
Dividends/net income per common share                               36.4%             31.9%             33.7%             42.7%
Annual common stock price range                               $23.50-19.25      $23.81-18.13      $19.13-13.31      $16.75-9.75
Number of employees                                                 8,206            7,822             7,601             7,428


                                       46


December 31 (thousands, except per share)                        1990              1989              1988              1987
--------------------------------------------------------------------------------------------------------------------------------

OPERATIONS
Net sales
  United States                                               $  712,579        $  646,895        $  589,715        $  544,310
  International                                                  184,220           179,705           159,374           103,168
  Europe/Magnus/Pulp & Paper                                     150,809           122,871           122,250           104,174
                                                              ----------        ----------        ----------        ----------
    Total                                                      1,047,608           949,471           871,339           751,652
Cost of sales                                                    495,086           461,256           433,734           361,545
Selling, general and administrative expenses                     425,983           383,512           337,707           307,851
Merger costs and expenses
Nonrecurring expenses                                                               12,978                              18,441
                                                              ----------        ----------        ----------        ----------
Operating income                                                 126,539            91,725            99,898            63,815
Interest expense, net                                             28,321            31,628            31,097            21,440
                                                              ----------        ----------        ----------        ----------
Income from continuing operations before income
  taxes and equity in earnings of joint venture                   98,218            60,097            68,801            42,375
Provision for income taxes                                        32,494            19,411            21,285            20,724
Equity in earnings of joint venture
                                                              ----------        ----------        ----------        ----------
Income from continuing operations                                 65,724            40,686            47,516            21,651
Income (loss) from discontinued operations                        (4,408)          (29,379)            4,238           126,551
Extraordinary loss and changes in accounting principles
                                                              ----------        ----------        ----------        ----------
Net income (loss)                                                 61,316            11,307            51,754           148,202
Preferred stock dividends                                         (7,700)             (429)
                                                              ----------        ----------        ----------        ----------
Net income (loss) to common shareholders, as reported             53,616            10,878            51,754           148,202
Pro forma adjustments                                             (2,956)           (3,196)           (2,622)           (2,606)
                                                              ----------        ----------        ----------        ----------
Pro forma net income (loss) to common shareholders            $   50,660        $    7,682        $   49,132        $  145,596
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

Income (loss) per common share, as reported
  Continuing operations                                       $     1.12        $     0.68        $     0.81        $     0.37
  Discontinued operations                                          (0.09)            (0.50)             0.07              2.18
  Extraordinary loss and changes in accounting principles
  Net income (loss)                                                 1.04              0.18              0.88              2.56
Pro forma income (loss) per common share
  Continuing operations                                             1.07              0.63              0.77              0.33
  Net income (loss)                                           $     0.98        $     0.13        $     0.84        $     2.51
Average common shares outstanding                                 51,649            59,258            58,594            57,990

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                        52.7%             51.4%             50.2%             51.9%
Selling, general and administrative expenses                        40.6              41.7              38.7              43.4
Operating income                                                    12.1               9.7              11.5               8.5
Income from continuing operations before income taxes                9.4               6.3               7.9               5.6
Income from continuing operations                                    6.3               4.3               5.5               2.9
Effective income tax rate                                           33.1%             32.3%             30.9%             48.9%

FINANCIAL POSITION
Current assets                                                $  216,612        $  370,875        $  265,291        $  283,700
Property, plant and equipment, net                               187,735           203,056           194,509           176,856
Investment in Henkel-Ecolab joint venture
Net assets of Ecolab Europe and discontinued operations          404,007           354,179           370,994           394,289
Other assets                                                      76,904            65,936            73,833            74,304
                                                              ----------        ----------        ----------        ----------
Total assets                                                  $  885,258        $  994,046        $  904,627        $  929,149
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

Current liabilities                                           $  177,643        $  201,585        $  181,758        $  247,825
Long-term debt                                                   208,147           228,632           257,500           258,273
Postretirement health care and pension benefits                    8,742            12,859            12,768            12,150
Other liabilities                                                 28,792            25,343            11,590             9,863
Convertible preferred stock                                      110,000           110,000
Shareholders' equity                                             351,934           415,627           441,011           401,038
                                                              ----------        ----------        ----------        ----------
Total liabilities and shareholders' equity                    $  885,258        $  994,046        $  904,627        $  929,149
                                                              ----------        ----------        ----------        ----------
                                                              ----------        ----------        ----------        ----------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                         $  154,208        $  123,215        $  113,514        $  146,310
Capital expenditures                                              58,069            54,430            62,125            57,549
Long-term debt borrowings (repayments), net                      (15,842)          (34,215)            4,916           162,631
Cash dividends on common stock                                    24,387            18,008            17,398            16,184
Cash dividends per common share                               $    0.335        $     0.33        $     0.32        $     0.30


SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                $  353,886        $  382,764        $  300,448        $  320,080
Total debt and preferred stock to capitalization                    50.1%             47.9%             40.5%             44.4%
Book value per common share                                   $     6.81        $     7.09        $     7.45        $     6.92
Return on beginning equity                                          12.9%              2.5%             12.9%             19.5%
Dividends/net income per common share                               32.2%            183.3%             36.4%             34.1%
Annual common stock price range                               $15.56-8.31       $17.88-12.44      $13.88-10.63      $16.88-9.25
Number of employees                                                8,106             7,845             7,684             7,479


December 31 (thousands, except per share)                        1986              1985              1984
---------------------------------------------------------------------------------------------------------------

OPERATIONS
Net sales
  United States                                               $  485,638        $  446,032        $  397,694
  International                                                   64,973            48,690            49,950
  Europe/Magnus/Pulp & Paper                                      93,502            95,081            92,376
                                                              ----------        ----------        ----------
    Total                                                        644,113           589,803           540,020
Cost of sales                                                    304,942           292,681           268,265
Selling, general and administrative expenses                     262,823           233,629           214,834
Merger costs and expenses
Nonrecurring expenses
                                                              ----------        ----------        ----------
Operating income                                                  76,348            63,493            56,921
Interest expense, net                                              2,975             2,944             2,498
                                                              ----------        ----------        ----------
Income from continuing operations before income
  taxes and equity in earnings of joint venture                   73,373            60,549            54,423
Provision for income taxes                                        29,326            22,055            19,478
Equity in earnings of joint venture
                                                              ----------        ----------        ----------
Income from continuing operations                                 44,047            38,494            34,945
Income (loss) from discontinued operations                         7,357             9,041             5,613
Extraordinary loss and changes in accounting principles
                                                              ----------        ----------        ----------
Net income (loss)                                                 51,404            47,535            40,558
Preferred stock dividends
                                                              ----------        ----------        ----------
Net income (loss) to common shareholders, as reported             51,404            47,535            40,558
Pro forma adjustments                                             (2,924)           (2,679)           (2,184)
                                                              ----------        ----------        ----------
Pro forma net income (loss) to common shareholders            $   48,480        $   44,856        $   38,374
                                                              ----------        ----------        ----------
                                                              ----------        ----------        ----------

Income (loss) per common share, as reported
  Continuing operations                                       $     0.75        $     0.66        $     0.59
  Discontinued operations                                           0.13              0.15              0.10
  Extraordinary loss and changes in accounting principles
  Net income (loss)                                                 0.88              0.81              0.69
Pro forma income (loss) per common share
  Continuing operations                                             0.70              0.61              0.56
  Net income (loss)                                           $     0.83        $     0.77        $     0.65
Average common shares outstanding                                 58,474            58,556            58,764

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                        52.7%             50.4%             50.3%
Selling, general and administrative expenses                        40.8              39.6              39.8
Operating income                                                    11.9              10.8              10.5
Income from continuing operations before income taxes               11.4              10.3              10.1
Income from continuing operations                                    6.8               6.5               6.5
Effective income tax rate                                           40.0%             36.4%             35.8%

FINANCIAL POSITION
Current assets                                                $  275,782        $  246,091        $  244,506
Property, plant and equipment, net                               154,277           151,111           159,486
Investment in Henkel-Ecolab joint venture
Net assets of Ecolab Europe and discontinued operations
Other assets                                                      56,318            44,827            35,319
                                                              ----------        ----------        ----------
Total assets                                                  $  486,377        $  442,029        $  439,311
                                                              ----------        ----------        ----------
                                                              ----------        ----------        ----------


Current liabilities                                           $  158,533        $  121,122        $  134,655
Long-term debt                                                    39,565            63,805            69,335
Postretirement health care and pension benefits                    9,371
Other liabilities                                                 16,706            11,826            11,483
Convertible preferred stock
Shareholders' equity                                             262,202           245,276           223,838
                                                              ----------        ----------        ----------
Total liabilities and shareholders' equity                    $  486,377        $  442,029        $  439,311
                                                              ----------        ----------        ----------
                                                              ----------        ----------        ----------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                         $   89,490        $   61,948        $   98,419
Capital expenditures                                              37,469            25,076            40,340
Long-term debt borrowings (repayments), net                       (9,916)           (1,310)           (3,688)
Cash dividends on common stock                                    15,329            14,092            14,139
Cash dividends per common share                               $   0.2825        $     0.26        $     0.26


SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                $   83,645        $   79,911        $   92,023
Total debt and preferred stock to capitalization                    24.2%             24.6%             29.1%
Book value per common share                                   $     4.59        $     4.21        $     3.80
Return on beginning equity                                          21.0%             21.2%             20.0%
Dividends/net income per common share                               32.1%             32.1%             37.7%
Annual common stock price range                               $14.66-10.28      $10.44-6.72       $7.84-5.38
Number of employees                                                7,455             6,976             6,896

All per share, shares outstanding and market price data reflect the 1993 and 1986 two for one stock splits. The ratios of return on beginning equity and dividends/net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991, and the Consumer gain in 1987. Number of employees excludes ChemLawn operations.

Pro forma results reflect adjustments to eliminate unusual items associated with Ecolab's merger with Key Chemical Company in December, 1994.


                                       47