Form 10-K405, Exhibit 13
period 1995-12-31
ECOLAB INC
filed 1996-03-27
CIK 31462

                          FINANCIAL
                              DISCUSSION

The following discussion and analysis provides information that management believes is useful in understanding the company's operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes.

1995 OVERVIEW
------------------------------------------------------------------------------

During 1995, Ecolab achieved record financial results and made important progress toward its strategic development. All of the company's established businesses achieved record sales and income results, and Ecolab's stock price rose over 40 percent during the year to a record level. This strong performance was achieved despite higher raw material costs and a competitive environment that limited selling price increases. The company's significant accomplishments included:

- Consolidated net sales reached a record $1.3 billion and increased 11 percent over the prior year.

- Net income reached a record $99 million, or $1.50 per share. Net income per share increased 12 percent over pro forma net income per share of $1.34 in 1994.

- The company continued to realize strong operating cash flows and maintain very low debt levels. Total debt to capitalization was 26 percent at year-end 1995, up modestly from its lowest level in 10 years of 24 percent at year-end 1994. As a result, Ecolab's debt continued to be rated "A-" by Standard & Poor's, and the company maintained its long-term financial objective of an investment grade balance sheet.

- The return on beginning shareholders' equity for 1995 was 21 percent. This is the fourth consecutive year that the company has exceeded its long-term financial objective to achieve a 20 percent return on beginning shareholders' equity.

- The company increased its annual dividend rate for the fourth consecutive year. The annual dividend rate was increased by 12 percent to $0.56 per common share. The company has paid dividends on its common stock for 59 consecutive years.

- During 1995, the company broadened its Water Care Services operations by making two additional acquisitions. The company will continue to pursue water care acquisitions and focus on the development of its Water Care Services strategies. Also, during 1995, the company reestablished operations in South Africa through two acquisitions.


OPERATING RESULTS
------------------------------------------------------------------------------

CONSOLIDATED

(thousands, except per share)                  1995         1994         1993
Net sales                                $1,340,881   $1,207,614   $1,102,396
Operating income                         $  162,686   $  136,964   $  129,451
Net income
     As reported                         $   99,189   $   84,562   $   83,487
     Merger costs and expenses                             6,900
     Kay net deferred tax liability                        1,300
     Kay Subchapter S status                              (2,298)      (2,667)
------------------------------------------------------------------------------
     Pro forma                           $   99,189   $   90,464   $   80,820
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net income per share
     As reported                         $     1.50   $     1.25    $    1.24
     Pro forma                           $     1.50   $     1.34    $    1.20


   Consolidated net sales were $1.3 billion in 1995, an 11 percent increase over net sales of $1.2 billion in 1994. Both the company's United States and International operations contributed to this increase. The growth in net sales reflected the benefits of new product introductions, an increased sales-and-service force, competitive gains and generally good economic conditions in the hospitality and lodging industries.


[GRAPH]

   Consolidated operating income reached $163 million in 1995 compared to operating income of $137 million in 1994. Consolidated operating income for 1994 was negatively affected by $8 million of one-time merger costs and expenses related to the company's December 1994 merger with Kay Chemical Company and affiliates ("Kay") of Greensboro, North Carolina. Consolidated operating income increased 12 percent over pro forma operating income for 1994, which excludes the negative effects of the merger costs and expenses. With the exception of the start-up Water Care Services and South African operations,


ECOLAB INC: 1995 ANNUAL REPORT
24

                          FINANCIAL
                              DISCUSSION

all of the company's United States businesses and all regions of International operations contributed to the improvement in consolidated operating income. The operating income margin was 12.1 percent in 1995, compared to the pro forma operating income margin of 12.0 percent in 1994. The modest increase in the operating income margin reflected an improvement in selling, general and administrative expenses as a percent of net sales, partially offset by a decrease in the gross profit margin. The gross profit margin was 55.0 percent in 1995 compared to a gross profit margin of 55.9 percent in 1994. The decrease in the gross profit margin reflected increased raw material costs and limited selling price increases due to competitive pressures in several of the markets in which the company does business. Raw material cost increases moderated somewhat during the second half of 1995. Management continues to focus on future raw material cost increases and competition in the marketplace to minimize any impact on the company's overall operating results. Selling, general and administrative expenses represented 42.9 percent of net sales in 1995 compared to 43.8 percent of net sales in 1994. These expenses decreased as a percentage of net sales, primarily due to the company's continued cost-control efforts.

   Net income for 1995 totaled $99 million, or $1.50 per share, compared to reported net income of $85 million, or $1.25 per share for 1994. The table on page 24 also presents pro forma net income for 1994 and 1993 on a basis consistent with the way it has been reported subsequent to the company's December 1994 merger with Kay. The pro forma adjustments include:

- The after-tax effect of merger costs and expenses related to the Kay transaction.

- Income tax expense incurred to record a deferred tax liability to reflect Kay's future net taxable temporary differences upon its merger with Ecolab.

- Income tax expense adjustments related to the loss of Kay's Subchapter S income tax status. Prior to the merger, Kay was a Subchapter S corporation for federal income tax purposes and therefore did not pay U.S. income taxes. Effective with the merger, Kay has been included in the company's U.S. federal income tax return and, therefore, income tax expense in 1995 no longer reflects the Subchapter S related tax benefit.

   Net income for 1995 increased 10 percent over 1994 pro forma net income of $90 million. The improvement in net income reflected a strong operating income performance and a reduction in net interest expense which was partially offset by lower equity in earnings of the Henkel-Ecolab joint venture. On a per share basis, 1995 net income per share of $1.50 increased 12 percent over pro forma net income per share of $1.34 in 1994. This comparison of net income per share benefited from a smaller number of average shares outstanding in 1995 due to the purchase of approximately 3.5 million shares of the company's common stock in mid-1995 under the terms of a "Dutch auction" self-tender offer.

1994 COMPARED WITH 1993

Consolidated net sales were $1.2 billion in 1994 and increased 10 percent over net sales of $1.1 billion in 1993. Both the company's United States and International operations contributed to this increase. New product introductions and a larger sales-and-service force made significant contributions to the sales improvement.

   Consolidated operating income increased 6 percent to $137 million in 1994 from $129 million in 1993. This increase reflected improved performance by both the company's United States and International operations, with solid growth in the U.S. Institutional business and double-digit growth in the U.S. Pest Elimination and Janitorial businesses and in International's Asia Pacific operations. Operating income for both years was affected by one-time transactions. Operating income for 1994 included $8 million of one-time merger costs and expenses related to the Kay transaction. In 1993, operating income was negatively affected by a net charge from restructuring manufacturing operations, environmental costs related to former manufacturing operations, and the sale of a U.S. and an International business. These transactions reduced operating income for 1993 by approximately $8 million. Excluding these transactions, operating income margins were 12.0 percent in 1994 compared with 12.4 percent in 1993.

   On a pro forma basis, net income for 1994 was $90 million, or $1.34 per share, and increased 12 percent over pro forma net income of $81 million, or $1.20 per share, in 1993. In addition to an improvement in operating income, net income benefited from a significant reduction in net interest expense and increased equity in earnings of the Henkel-Ecolab joint venture in 1994. These benefits were partially offset by an increase in the overall effective income tax rate. The comparison of net income also benefited from the effect of one-time transactions that reduced net income in 1993 by approximately $2 million.


                                            ECOLAB INC: 1995 ANNUAL REPORT
                                                                        25

                          FINANCIAL
                              DISCUSSION

UNITED STATES

(thousands)                              1995         1994          1993
------------------------------------------------------------------------------
Net sales                          $1,030,126     $942,070      $867,415
Operating income                   $  147,330     $134,510      $124,281
Percent of sales                         14.3%        14.3%         14.3%

   United States sales for 1995 were slightly more than $1.0 billion, an increase of 9 percent over net sales of $942 million in 1994. All divisions contributed to this sales improvement. United States sales benefited from new products, increased product volumes, favorable product mix, new customer business, retention of key customers, a larger sales-and-service force and continued good market conditions in the hospitality and lodging industries. However, selling price increases were limited during 1995 due to competitive pressures in several of the markets in which the company does business. Sales of the U.S. Institutional Division increased 6 percent over 1994. Institutional sales growth included increased sales in all major product lines, with particularly strong growth in its Ecotemp program and the specialty products group. The Pest Elimination Division reported 12 percent sales growth for 1995 and continued to successfully leverage its alliances with the Institutional and Food and Beverage Divisions. Sales growth for Kay's United States operations was 13 percent for 1995 due to new customers and the growth of the large quickservice chains, which are the core of Kay's business. The Textile Care Division reported a sales increase of 7 percent for 1995, which included double-digit growth in


[GRAPH]

commercial laundry and hospitality market sales. Sales of the Janitorial Division increased 5 percent over the prior year. Janitorial sales growth was due to increased sales of its Airkem products, with sales of its Signature Label program flat versus the strong sales reported in 1994. The Food and Beverage Division (formerly the Klenzade Division) reported sales growth of 12 percent, including double-digit growth in sales to the beverage, brewery, dairy plant and food processing markets. The company's recently acquired Water Care Services operations contributed $11 million to United States sales during 1995.

   Operating income for the company's United States operations totaled $147 million in 1995, an increase of 10 percent over operating income of $135 million in 1994. Operating income margins were 14.3 percent for 1995 and were unchanged from the prior year. Operating income growth included continued good growth of the U.S. Institutional Division and double-digit growth of all of the other United States businesses, with the exception of the start-up Water Care Services operations. Operating income for 1995 reflected strong sales and the benefits of companywide cost-control programs. Operating income was negatively affected by higher raw material costs and competitive pricing pressures. The United States business continued to invest in its sales-and-service force, though at a slower pace compared to the last two years. In 1995, excluding the Water Care Services acquisitions, the company added approximately 100 new United States sales-and-service personnel compared to additions of approximately 200 in 1994 and 300 in 1993.

1994 COMPARED WITH 1993

United States sales totaled $942 million in 1994 and increased 9 percent over net sales of $867 million in 1993. All divisions contributed to this increase. Sales of the U.S. Institutional Division for 1994 increased 8 percent over the prior year. During 1994, Institutional had strong sales in all product lines with excellent growth in warewashing, which is its most significant product line, and exceptional growth in its Ecotemp program and the specialty products group. Pest Elimination Division sales for 1994 increased 15 percent over 1993. Pest Elimination's sales growth reflected new customer business added by leveraging off the Institutional and Food and Beverage Divisions' customer bases and to new product and service offerings. Sales of the Textile Care Division increased 12 percent over 1993 due to additional sales related to an acquisition in December 1993 and to strong sales in the healthcare and shirt laundry markets. The Janitorial Division reported sales growth of 22 percent for 1994. Janitorial's sales growth included exceptional growth of its Signature Label program. Food and Beverage Division sales for 1994 increased 5 percent over the prior year due to new product introductions and successful growth in the food processing and dairy plant markets. Kay's United States operations reported sales growth of 6 percent for 1994, primarily due to the growth of the large quickservice chains that Kay serves.




ECOLAB INC: 1995 ANNUAL REPORT
26

                          FINANCIAL
                              DISCUSSION

   Operating income for the company's United States operations totaled $135 million and increased 8 percent over operating income of $124 million in 1993. Operating income margins were 14.3 percent for both 1994 and 1993. The increase in operating income was primarily due to continued growth of the Institutional business and double-digit gains from the Pest Elimination and Janitorial Divisions. United States operating income performance reflected strong sales, improved product mix and the effects of continued cost controls, which were partially offset by the effect of continued investments in the sales-and-service force. Operating income improvements in 1994 included a modest benefit from favorable raw material costs. Operating income comparisons also benefited due to charges that were included in 1993 for unusual transactions. Operating income in 1993 included a net charge for manufacturing restructuring and environmental compliance costs which were partially offset by a gain on the sale of the Textile Care Division's fashion processing business.

INTERNATIONAL

(thousands)                              1995         1994          1993
------------------------------------------------------------------------------
Net sales                            $310,755     $265,544      $234,981
Operating income                     $ 19,580     $ 14,838      $  9,420
Percent of sales                          6.3%         5.6%          4.0%

   The company's International business consists of Canadian, Asia Pacific, Latin American and African operations and the international operations of Kay. Net sales of the company's International operations totaled $311 million in 1995, a 17 percent increase over sales of $266 million in 1994. The effects of currency translation did not have a significant impact on overall International sales growth. Asia Pacific, International's largest operation, reported sales growth of 14 percent for 1995 with good performances in its Institutional and Food and Beverage markets. Asia Pacific sales results included double-digit growth in the East Asia region and New Zealand, modest growth in Japan and flat results in Australia. Sales in China decreased due to difficult local economic and business conditions. Sales in the Latin American region increased 22 percent for 1995 with good growth in all markets. This increase included the continuing improvement of performance in Brazil due to a more stable economic environment and the benefit of management changes the company made in the region during 1993 and 1994. Sales in Mexico grew at double-digit rates in local currencies; however, this improvement was more than offset by the negative effects of the devaluation of the Mexican peso in early 1995. The company's Canadian operations reported sales growth of 5 percent for 1995. Canada's sales growth included double-digit gains in sales to the Food and Beverage and Janitorial markets and a modest increase in sales to the Institutional and Textile Care markets. International sales in 1995 also included approximately


[GRAPH]

$6 million of sales from South African operations. The company acquired two businesses in South Africa during 1995, representing annualized sales of approximately $20 million. Sales of Kay's International operations increased 18 percent for 1995 as it continued to expand service to locations where its large corporate customers do business.

   Operating income for International operations totaled $20 million in 1995, a 32 percent increase over 1994's operating income of $15 million. Operating income margins improved to 6.3 percent in 1995 from 5.6 percent the prior year. Operating income improved very significantly in Latin America and Kay, and grew at nearly double-digit rates in Asia Pacific and Canada. International's operating income for 1995 included favorable benefits from currency translation in the Asia Pacific region; however, it was negatively affected by a $1 million pre-tax charge in the first quarter related to the devaluation of the Mexican peso. Operating income in 1994 also included an unusual charge of $1 million which was incurred in the second quarter of 1994 due to the government's economic program and monetary plan in Brazil.

   Operating income margins of the company's International operations are substantially less than the operating income margins realized for the company's United States operations. The lower International margins are due to the difference in scale of International operations, where operating locations are smaller in size, and to the additional costs of operating in numerous and



                                           ECOLAB INC: 1995 ANNUAL REPORT
                                                                       27

                          FINANCIAL
                              DISCUSSION

diverse foreign jurisdictions. Proportionately larger investments in sales and administrative personnel are also necessary in order to facilitate growth of International operations.

1994 COMPARED WITH 1993

International revenues for 1994 of $266 million increased 13 percent over revenues of $235 million in 1993. The effects of currency translation did not have a significant impact on overall International sales growth. Asia Pacific reported sales growth of 13 percent for 1994, which included double-digit sales gains in the East Asia region and excellent sales growth in Japan, New Zealand and China. Sales growth in the Latin American region increased 6 percent over 1993. Results for the Latin American region reflected significantly improved results in Brazil, good growth in Mexico and double-digit growth in Argentina. These improvements reflected the benefits of management changes that the company made in the region in late 1993 and early 1994 and an improved economic environment in Brazil. Sales of the company's Canadian operations increased 22 percent during 1994 due to additional sales related to a December 1993 acquisition, new product introductions and improved economic conditions in Canada. Sales of Kay's International operations increased 42 percent during 1994. Kay's operations are relatively new within international markets and growth is principally due to expanding service to all of the various international locations in which its existing customers operate.

   International operating income totaled $15 million in 1994, compared with operating income of $9 million in 1993. Operating income margins were 5.6 percent compared with operating income margins of 4.0 percent in 1993. Operating income comparisons were favorably affected by the first quarter 1993 sale of the company's G.H. Wood janitorial distribution business in Canada. Excluding the loss on the sale of these operations from 1993's operating income, International's operating income for 1994 increased by 14 percent over 1993. This improvement in operating income was due to double-digit growth in Asia Pacific and Kay's international operations and to modest growth in Canada, which was partially offset by decreased operating income in the Latin American region. Latin America's operations included investments in management and the sale-and-service force and a $1 million one-time charge due to the government's new economic program and monetary plan in Brazil.

HENKEL-ECOLAB JOINT VENTURE

The company operates institutional and industrial cleaning and sanitizing businesses in Europe through its 50 percent economic interest in the Henkel-Ecolab joint venture. The company includes the operations of the Henkel-Ecolab joint venture in its financial statements using the equity method of accounting. The company's equity in earnings of the joint venture, including roy-


[GRAPH]

alty income and after deduction of intangible amortization, was $8 million in 1995, a substantial decrease from the company's equity in earnings of $11 million in 1994. These disappointing results reflected higher raw material costs, the cost of administrative changes being made by new management at the joint venture, higher overall income tax rates and weak conditions in the hospitality industry in the joint venture's key market of Germany. Administrative changes being made at the joint venture include investments in personnel, organizational development and financial and operating systems. The company does not expect that financial results will fully benefit from these investments until late 1996 and later years. The joint venture's revenues, although not consolidated in Ecolab's financial statements, increased 3 percent during 1995 when measured in Deutsche marks. However, due to the weaker U.S. dollar, joint venture revenues when translated into U.S. dollars totaled $909 million during 1995, an increase of 17 percent over revenues of $777 million in 1994.

1994 COMPARED WITH 1993

The company's equity in earnings of the Henkel-Ecolab joint venture was $11 million in 1994, a substantial increase compared with equity in earnings of $8 million in 1993. Operating results for 1994's fourth quarter and fiscal year included a $1 million benefit from a rebate under a manufacturing supply agreement. The improvement in operating results also reflected product mix


ECOLAB INC: 1995 ANNUAL REPORT
28

                          FINANCIAL
                              DISCUSSION

improvements and cost-containment efforts of the joint venture. Joint venture revenues for 1994 of $777 million increased 2 percent over joint venture revenues of $758 million in 1993.

CORPORATE

Corporate operating expense was $4 million in 1995, compared with $12 million in 1994 and $4 million in 1993. Corporate operating expense includes overhead costs directly related to the joint venture. In addition, expense in 1994 also included $8 million of merger costs and expenses that were incurred as a result of the merger with Kay.

INTEREST AND INCOME TAXES

Net interest expense for 1995 was $12 million, an 11 percent decrease from net interest expense of $13 million in 1994. The decrease in net interest expense was due to increased interest income earned on higher average levels of cash and cash equivalents held during 1995 and to the effect of lower interest rates on the company's short-term borrowings.

   Net interest expense of $13 million for 1994 was a significant decrease from net interest expense of $21 million in 1993. This reduction in net interest expense made a significant contribution to the company's income improvement for 1994. The reduction was due to the early retirement of $75 million of the company's 10.375 percent debentures in July 1993 and reduced borrowings under the Multicurrency Credit Agreement during 1994.

   The annual effective income tax rate was 39.5 percent in 1995, compared with 40.7 percent in 1994. The decrease in the effective income tax rate in 1995 was principally due to the effects of the Kay merger. The effective income tax rate was higher in 1994 due to the nondeductibility of a major portion of the one-time merger costs and expenses and to income tax expense incurred to record a net deferred tax liability to reflect Kay's future net taxable temporary differences upon its merger with Ecolab. The decrease in the 1995 effective income tax rate also reflected a lower overall effective rate on earnings of International operations. These benefits were partially offset by the loss of Kay's Subchapter S income tax status for 1995 and the elimination of income tax benefits from the discontinuation of most of the company's manufacturing operations in Puerto Rico.

   The effective income tax rate for all periods prior to 1995 reflects Kay's favorable income tax status as a Subchapter S corporation for income tax purposes prior to the December 1994 merger with Ecolab. Effective with the merger, Kay has been included in Ecolab's U.S. federal income tax return and, therefore, income tax expense no longer reflects the Subchapter S related tax benefit. The pro forma effects of this change in income tax status are included in the discussion of consolidated operating results above, and in
Note 5 of the notes to consolidated financial statements.

   The annual effective income tax rate of 40.7 percent in 1994 increased from 30.9 percent in 1993. In addition to the increase in the effective income tax rate in 1994 due to Kay's merger costs and expenses and the tax expense incurred to record Kay's net deferred tax liability, this increase reflected a higher overall effective rate on earnings of International operations, reduced income tax benefits from the company's operations in Puerto Rico and the effects of higher pre-tax income. Income taxes in 1993 also included a one-time tax benefit associated with the sales of the company's G.H. Wood operation and the Textile Care fashion processing business.

   As a result of tax losses on the disposition of a discontinued business in 1992, U.S. federal income tax payments have been reduced by approximately $58 million, including $3 million in 1995, $15 million in 1994 and $25 million in 1993. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. Additional reductions in U.S. federal income tax payments are not anticipated.

FINANCIAL POSITION, CASH FLOWS
AND LIQUIDITY
-------------------------------------------------------------------------------

FINANCIAL POSITION

The company maintained its long-term financial objective of an investment grade balance sheet throughout 1995. The company's debt rating was raised to an "A-" by Standard & Poor's in 1993, and this rating was maintained throughout 1994 and 1995. Significant changes to the company's balance sheet included the following:

- During 1995, Ecolab purchased approximately 3.5 million shares (approximately 5 percent of total outstanding shares) of the company's common stock, at a purchase price of $25.00 per share, through a "Dutch auction" self-tender offer. Shareholders' equity was reduced by the total cost to purchase these shares, which was approximately $90 million. The cost was funded by excess cash and cash equivalents and by approximately $30 million of short-term borrowings. In addition, the company may


                                               ECOLAB INC: 1995 ANNUAL REPORT
                                                                           29

                          FINANCIAL
                              DISCUSSION

purchase approximately 2.5 million additional shares from time to time through open market and privately negotiated transactions to complete a 6 million share repurchase program.

- Total debt increased $14 million during 1995 following decreases of $4 million during 1994 and $85 million during 1993. The increase in 1995 was due to the cash requirements of the stock purchase self-tender offer and business acquisitions.


[GRAPH]

The ratio of total debt to capitalization rose to 26 percent from 24 percent at year-end 1994, and compared to a ratio of 28 percent at year-end 1993. In addition to increased debt levels, the increase in the total debt to capitalization ratio during 1995 reflected the decrease in shareholders' equity which resulted from the purchase of common stock.

- Working capital levels decreased to $48 million at year-end 1995 from $148 million at year-end 1994 and $110 million at year-end 1993. The decrease in working capital levels during 1995 was principally due to the effects of the purchase of common stock. The working capital increase during 1994 included a significant increase in cash and cash equivalents, and increased inventory levels to more efficiently meet local sales requirements.

- Changes in the company's investment in the Henkel-Ecolab joint venture are principally due to currency rate changes.

CASH FLOWS

Cash provided by continuing operating activities totaled $163 million in 1995, $154 million in 1994 and $151 million in 1993. These strong operating cash flows were due in large part to strong earnings. Cash provided by continuing operating activities for 1994 also included a one-time benefit from the receipt of an $18 million income tax refund related to prior years.

   Cash provided by discontinued operations reflects a reduction in income tax payments as a result of the loss on the disposition of a discontinued business.

   Cash flows used for capital expenditures were $110 million in 1995, $88 million in 1994 and $68 million in 1993. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. Capital expenditures for 1995 also included costs related to a new manufacturing facility being constructed in Hebron, Ohio, in order to more efficiently meet sales requirements.

   Total debt was $161 million at December 31, 1995, compared with total debt levels of $147 million at year-end 1994 and $151 million at year-end 1993. Long-term debt repayments during 1995 included a scheduled payment of $14 million related to the company's 9.68 percent senior notes. Additional borrowings were made during 1995 under the company's various short-term credit arrangements, principally to fund acquisitions and a portion of the cost of shares acquired under the self-tender offer. In January 1996, the company issued $75 million of 7.19 percent senior notes to a group of insurance companies. Proceeds from the debt were used to reduce short-term borrowings and for general corporate purposes.

   In 1995, the company increased its annual dividend rate for the fourth consecutive year. The company has paid dividends on its common stock for 59 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:


                      First     Second     Third     Fourth
                    Quarter    Quarter   Quarter    Quarter      Year
-----------------------------------------------------------------------
1995                 $0.125     $0.125    $0.125     $0.14    $0.515
1994                  0.11       0.11      0.11       0.125    0.455
1993                  0.095      0.095     0.095      0.11     0.395

LIQUIDITY

The company maintains a $150 million committed line of credit for general corporate financing needs. The credit facility includes a competitive bid feature to minimize the cost of the company's short-term borrowings. The company also has an established commercial paper program, supported by the committed line of credit, as an alternative source of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from the joint venture, and available credit are adequate to fund all of its 1996 requirements for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.


ECOLAB INC: 1995 ANNUAL REPORT
30

                      CONSOLIDATED
                   STATEMENT OF INCOME

Year ended December 31 (thousands, except per share)         1995           1994           1993
---------------------------------------------------------------------------------------------------
Net Sales                                                  $1,340,881     $1,207,614     $1,102,396
Cost of Sales                                                 603,167        533,143        491,306
Selling, General and Administrative Expenses                  575,028        529,507        481,639
Merger Costs and Expenses                                                      8,000
---------------------------------------------------------------------------------------------------
Operating Income                                              162,686        136,964        129,451
Interest Expense, Net                                          11,505         12,909         21,384
---------------------------------------------------------------------------------------------------
Income Before Income Taxes and Equity in
     Earnings of Joint Venture                                151,181        124,055        108,067
Provision for Income Taxes                                     59,694         50,444         33,422
Equity in Earnings of Henkel-Ecolab Joint Venture               7,702         10,951          8,127
---------------------------------------------------------------------------------------------------
Income Before Extraordinary Loss and Cumulative
     Effect of Change in Accounting                            99,189         84,562         82,772
Extraordinary Loss Related to Retirement of Debt
     (Net of Income Tax Benefit of $2,528)                                                   (4,018)
Cumulative Effect of Change in Accounting for Income Taxes                                    4,733
---------------------------------------------------------------------------------------------------
Net Income                                                    $99,189        $84,562        $83,487
---------------------------------------------------------------------------------------------------
Income Per Common Share
     Income before extraordinary loss and cumulative
          effect of change in accounting                       $ 1.50         $ 1.25         $ 1.23
     Extraordinary loss related to retirement of debt                                         (0.06)
     Change in accounting for income taxes                                                     0.07
     Net income                                                $ 1.50         $ 1.25         $ 1.24
Average Common Shares Outstanding                              66,097         67,550         67,528
---------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                 ECOLAB INC: 1995 ANNUAL REPORT

                        CONSOLIDATED
                                BALANCE SHEET



December 31 (thousands, except per share)                1995         1994        1993
---------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                          $   24,718   $   98,255     $ 48,642
Accounts receivable, net                              198,432      168,807      146,804
Inventories                                           106,117      100,015       83,401
Deferred income taxes                                  21,617       22,349       21,841
Other current assets                                    7,188       11,753       10,363
---------------------------------------------------------------------------------------
Current Assets                                        358,072      401,179      311,051
Property, Plant and Equipment, Net                    292,937      246,191      219,268
Investment in Henkel-Ecolab Joint Venture             302,298      284,570      255,804
Other Assets                                          107,573       88,416      105,607
---------------------------------------------------------------------------------------
Total Assets                                       $1,060,880   $1,020,356     $891,730
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                    $   71,647   $   41,820      $19,420
Accounts payable                                       81,931       76,905       71,720
Compensation and benefits                              59,766       56,445       44,713
Income taxes                                           18,248       13,113        8,221
Other current liabilities                              78,946       65,382       57,424
---------------------------------------------------------------------------------------
Current Liabilities                                   310,538      253,665      201,498
Long-Term Debt                                         89,402      105,393      131,861
Postretirement Health Care and Pension Benefits        70,666       70,882       72,647
Other Liabilities                                     133,616      128,608       93,917
Shareholders' Equity (common stock, par
     value $1.00 per share; shares outstanding:
     1995 -- 64,701; 1994 -- 67,671;
     1993 -- 67,570)                                  456,658      461,808      391,807
---------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $1,060,880   $1,020,356     $891,730
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


See notes to consolidated financial statements.


ECOLAB INC: 1995 ANNUAL REPORT
32

                             CONSOLIDATED
                         STATEMENT OF CASH FLOWS

Year ended December 31 (thousands)                           1995           1994           1993
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                   $99,189         $84,562        $83,487
Adjustments to reconcile net income to cash provided
  by operating activities:
     Extraordinary loss related to retirement of debt                                         4,018
     Cumulative effect of change in accounting for
         income taxes                                                                        (4,733)
     Depreciation                                             64,651          56,867         51,256
     Amortization                                             11,628          10,002          9,353
     Deferred income taxes                                      (759)          2,352        (15,210)
     Equity in earnings of joint venture, net of
         royalties received                                   (2,092)         (5,273)        (1,741)
     Other, net                                                  801             415         (1,673)
     Changes in operating assets and liabilities:
          Accounts receivable                                (26,843)        (18,952)          (474)
          Inventories                                         (4,136)        (14,285)       (12,844)
          Other assets                                       (11,371)         (7,222)         4,240
          Accounts payable                                     4,561           1,587         11,810
          Other liabilities                                   27,834          44,293         23,385
---------------------------------------------------------------------------------------------------
Cash provided by continuing operations                       163,463         154,346        150,874
Cash provided by discontinued operations                       3,000          15,000         24,800
---------------------------------------------------------------------------------------------------
Cash provided by operating activities                        166,463         169,346        175,674
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                        (109,894)        (88,457)       (68,321)
Property disposals                                             1,806           4,836          5,059
Sale of investments in securities                              4,007           5,022         26,521
Businesses acquired                                          (26,437)         (4,686)       (10,017)
Other, net                                                     6,991           5,145          3,233
---------------------------------------------------------------------------------------------------
Cash used for investing activities                          (123,527)        (78,140)       (43,525)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Notes payable                                                 29,355           8,512         (1,707)
Long-term debt borrowings                                      2,141                         12,414
Long-term debt repayments                                    (20,060)        (14,621)       (94,227)
Reacquired shares                                            (90,391)         (7,889)        (9,279)
Dividends on common stock                                    (33,114)        (27,851)       (24,037)
Other, net                                                    (4,561)          1,013         (4,548)
---------------------------------------------------------------------------------------------------
Cash used for financing activities                          (116,630)        (40,836)      (121,384)
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                          157            (757)          (328)
---------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash and Cash Equivalents             (73,537)         49,613         10,437
Cash and Cash Equivalents, beginning of year                  98,255          48,642         38,205
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, end of year                       $24,718         $98,255        $48,642
---------------------------------------------------------------------------------------------------

Bracketed amounts indicate a use of cash.
See notes to consolidated financial statements.

                                                  ECOLAB INC: 1995 ANNUAL REPORT

                   CONSOLIDATED
                          STATEMENT OF SHAREHOLDERS' EQUITY



                                                       Additional    Retained       Deferred   Cumulative     Treasury
(thousands)                        Common Stock   Paid-in Capital    Earnings   Compensation   Translation       Stock       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992               $34,459          $188,059    $148,092        $(2,355)       $8,725    $(18,674)   $358,306

Net income                                                             83,487                                               83,487
Cash dividends on common stock                                        (24,987)                                             (24,987)
Kay shareholder distributions                                          (4,108)                                              (4,108)
Stock dividend                           34,681           (34,681)
Stock options                               222             6,445                                                            6,667
Stock awards                                                  200         570         (1,189)                      917         498
Kay capital contribution                                       10                                                               10
Reacquired shares                                                                                               (9,279)     (9,279)
Amortization                                                                           1,255                                 1,255
Translation                                                                                        (20,042)                (20,042)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                69,362           160,033     203,054         (2,289)      (11,317)    (27,036)    391,807
Net income                                                             84,562                                               84,562
Cash dividends on common stock                                        (29,363)                                             (29,363)
Kay shareholder distributions                                          (2,288)                                              (2,288)
Stock options                               297             4,209                                                            4,506
Stock awards                                                  616       1,497         (3,307)                    2,190         996
Reacquired shares                                                                                               (7,889)     (7,889)
Amortization                                                                           1,404                                 1,404
Translation                                                                                         18,073                  18,073
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                69,659           164,858     257,462         (4,192)        6,756     (32,735)    461,808

Net income                                                             99,189                                               99,189
Cash dividends on common stock                                        (33,715)                                             (33,715)
Stock options                               419             6,422                                                            6,841
Stock awards                                                  485       2,738         (4,745)                    2,479         957
Reacquired shares                                                                                              (90,391)    (90,391)
Amortization                                                                           2,453                                 2,453
Translation                                                                                          9,516                   9,516
----------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1995               $70,078          $171,765    $325,674        $(6,484)      $16,272   $(120,647)    $456,658
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------



Common Stock Activity
                                               1995                             1994                            1993
----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31 (Shares)     Common Stock   Treasury Stock    Common Stock   Treasury Stock   Common Stock   Treasury Stock
----------------------------------------------------------------------------------------------------------------------------------
Shares, beginning of year             69,659,101       (1,988,427)     69,362,191       (1,792,112)    34,458,969        (702,766)
Stock options                            419,297                          296,910                         222,127
Stock awards                                              198,314                          167,226                         31,340
Reacquired shares                                      (3,586,804)                        (363,541)                      (224,630)
Stock dividend                                                                                         34,681,095        (896,056)
----------------------------------------------------------------------------------------------------------------------------------
Shares, end of year                   70,078,398       (5,376,917)     69,659,101       (1,988,427)    69,362,191      (1,792,112)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

ECOLAB INC: 1995 ANNUAL REPORT
34

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS
--------------------------------------------------------------------------------
The company is the leading global developer and marketer of premium cleaning, sanitizing and maintenance products and services for the hospitality, institutional and industrial markets. Customers include hotels and restaurants; foodservice, healthcare and educational facilities; quickservice (fast-food) units; commercial laundries; light industry; dairy plants and farms; and food and beverage processors around the world.

2. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
--------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. The company accounts for its investment in the Henkel-Ecolab joint venture under the equity method of accounting. International subsidiaries and the Henkel-Ecolab joint venture are included in the financial statements on the basis of their November 30 fiscal year ends.

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

INVENTORY VALUATIONS
Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out
(lifo) basis. Lifo inventories represented 38 percent, 38 percent and 39 percent of consolidated inventories at year-end 1995, 1994 and 1993, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low-temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets' estimated useful lives.

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

USE OF ESTIMATES
The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.


                                         ECOLAB INC. 1995 ANNUAL REPORT
                                                                     35

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

3. BALANCE SHEET INFORMATION
--------------------------------------------------------------------------------

December 31 (thousands)                                1995        1994        1993
----------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET
Accounts receivable                                   $206,763     $177,510     $154,798
Allowance for doubtful accounts                         (8,331)      (8,703)      (7,994)
----------------------------------------------------------------------------------------
Total                                                 $198,432     $168,807     $146,804
----------------------------------------------------------------------------------------

INVENTORIES
Finished goods                                         $47,035      $42,955      $36,391
Raw materials and parts                                 62,132       60,251       49,653
Excess of fifo cost over lifo cost                      (3,050)      (3,191)      (2,643)
----------------------------------------------------------------------------------------
Total                                                 $106,117     $100,015      $83,401
----------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET
Land                                                    $6,941       $6,348       $6,925
Buildings and leaseholds                               117,042      107,259      102,897
Machinery and equipment                                188,453      174,203      161,474
Merchandising equipment                                292,962      257,766      217,305
Construction in progress                                14,571        6,236        6,167
----------------------------------------------------------------------------------------
                                                       619,969      551,812      494,768
Accumulated depreciation and
     amortization                                     (327,032)    (305,621)    (275,500)
----------------------------------------------------------------------------------------
Total                                                 $292,937     $246,191     $219,268
----------------------------------------------------------------------------------------

OTHER ASSETS
Intangible assets, net                                 $50,773      $37,549      $40,919
Investments in securities                                5,000        5,000        9,007
Deferred income taxes                                   27,383       26,212       28,482
Other                                                   24,417       19,655       27,199
----------------------------------------------------------------------------------------
Total                                                 $107,573      $88,416     $105,607
----------------------------------------------------------------------------------------

SHORT-TERM DEBT
Notes payable                                          $54,950      $25,302      $16,089
Long-term debt, current maturities                      16,697       16,518        3,331
----------------------------------------------------------------------------------------
Total                                                  $71,647      $41,820      $19,420
----------------------------------------------------------------------------------------

LONG-TERM DEBT
9.68% senior notes, due 1995-2001                      $85,714     $100,000     $100,000
Multicurrency Credit
     Agreement, due 1998                                                          10,000
Other                                                   20,385       21,911       25,192
----------------------------------------------------------------------------------------
                                                       106,099      121,911      135,192
Long-term debt, current maturities                     (16,697)     (16,518)      (3,331)
----------------------------------------------------------------------------------------
Total                                                  $89,402     $105,393     $131,861
----------------------------------------------------------------------------------------

     The 9.68 percent senior notes were issued by the company to a group of insurance companies. The notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

     The company has a $150 million Multicurrency Credit Agreement with a consortium of banks. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in U.S. dollars, Deutsche marks, or certain other currencies, if available. The company has the option of various interest rates based on short-term borrowing rates. Amounts included in long-term debt at December 31, 1993, were denominated in U.S. dollars and had an annual rate of interest of 3.4 percent. The agreement terminates in September 1998 and includes covenants regarding interest coverage and the ratio of total debt to capitalization.

     In July 1993, the company redeemed $75 million of 10.375 percent debentures originally scheduled for maturity in 1998 - 2017. An extraordinary loss of $4.0 million (net of $2.5 million income tax benefit), or $0.06 per share, which consisted primarily of redemption premiums paid to debenture holders and the write-off of deferred financing costs associated with the debt, was recognized in the second quarter of 1993.

     As of December 31, the weighted average interest rate on notes payable was 6.3 percent for 1995, 5.3 percent for 1994 and 4.6 percent for 1993.

     As of December 31, 1995, the aggregate annual maturities of long-term debt for the next five years were: 1996 - $16,697,000;
1997 - $15,553,000; 1998 - $15,346,000; 1999 - $15,264,000; and
2000 - $15,214,000.

     Interest expense was $15,857,000 in 1995, $16,213,000 in 1994 and
$25,977,000 in 1993. Total interest paid was $16,170,000 in 1995,
$16,402,000 in 1994 and $29,691,000 in 1993.

     In January 1996, the company issued $75 million of 7.19 percent senior notes to a group of insurance companies. The notes mature in January 2006. Proceeds from the debt were used to reduce short-term borrowings and for general corporate purposes.

     Other noncurrent liabilities included income taxes payable of $96 million at December 31, 1995, $94 million at December 31, 1994 and $61 million at December 31, 1993. Income taxes payable reflected a reduction in U.S. federal income tax payments during 1995 and prior years, as a result of tax losses on the disposition of a discontinued business in 1992.


ECOLAB INC. 1995 ANNUAL REPORT
36

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
FOREIGN CURRENCY INSTRUMENTS
The company uses hedging and derivative financial instruments to limit financial risk related to foreign currency exchange rates, interest rates and other market risks. The company does not hold hedging or derivative financial instruments of a speculative nature for trading purposes.

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

     The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $125 million at December 31, 1995, $110 million at December 31, 1994, and $115 million at December 31,
1993. The unrealized gains on these contracts were not significant.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS
The carrying amount and the estimated fair value of other financial instruments held by the company as of year-end 1995 and 1994 were:

December 31 (thousands)                                1995          1994
----------------------------------------------------------------------------
Carrying amount
     Cash and cash equivalents                       $24,718         $98,255
     Long-term investments in securities               5,000           5,000
     Short-term debt                                  71,647          41,820
     Long-term debt                                   89,402         105,393
Fair Value
     Long-term debt                                  $98,513        $109,792

     Cash equivalents are highly liquid investments with a maturity of three months or less when purchased. The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturity.

     Long-term investments in securities are carried at cost. The carrying amount of these securities approximates fair value based on quoted market prices. These securities mature in periods of less than 10 years.

     The fair value of long-term debt is based on quoted market prices for the same or similar issues.

5. KAY MERGER
--------------------------------------------------------------------------------
On December 7, 1994, the company issued approximately 4.5 million shares of its common stock in exchange for all of the outstanding common stock of Kay Chemical Company and affiliates ("Kay"). The merger was accounted for as a pooling of interests and, accordingly, the company's consolidated financial statements were restated to include the accounts and operations of Kay for all periods prior to the merger.

     In connection with the merger, $8.0 million of merger costs and expenses ($6.9 million after-tax, or $0.10 per share) were incurred and charged to expense in the fourth quarter of 1994.
The merger costs and expenses consisted of merger related bonus payments made to Kay non-shareholder employees and legal, accounting and investment banking fees.

     Kay was a Subchapter S Corporation for income tax purposes and, therefore, did not pay U.S. federal income taxes. Kay has been included in Ecolab's U.S. federal income tax return effective December 7, 1994, and, therefore, a net deferred tax liability and corresponding charge to income tax expense of $1.3 million or $0.02 per share was recorded upon closing to reflect Kay's net taxable temporary differences.

     The table below includes unaudited pro forma net income and net income per share amounts for 1994 and 1993, which reflect the elimination of the nonrecurring merger costs and expenses in 1994 and pro forma adjustments to present income taxes on the basis on which they are being reported subsequent to the merger.

(thousands, except per share)                                 1994         1993
-----------------------------------------------------------------------------------
Net income, as reported                                      $84,562        $83,487
     Merger costs and expenses                                 6,900
     Kay net deferred tax liability                            1,300
     Kay Subchapter S status                                  (2,298)        (2,667)
-----------------------------------------------------------------------------------
Pro forma net income                                         $90,464        $80,820
-----------------------------------------------------------------------------------
Net income per share
     As reported                                               $1.25          $1.24
     Pro forma                                                 $1.34          $1.20



                                         ECOLAB INC. 1995 ANNUAL REPORT
                                                                     37

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

6. HENKEL-ECOLAB JOINT VENTURE
--------------------------------------------------------------------------------
The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective
European institutional and industrial cleaning and sanitizing businesses. The joint venture's operations and the company's equity in earnings of the joint venture included:

(thousands)                                        1995          1994           1993
------------------------------------------------------------------------------------
Joint venture
     Net sales                                 $909,196      $776,647       $758,471
     Gross profit                               502,849       440,993        415,862
     Income before income taxes                  44,392        48,389         40,337
     Income before change in
          accounting for income taxes           $22,406       $26,109        $18,434
------------------------------------------------------------------------------------
Ecolab equity in earnings
     Ecolab equity in income                    $11,203       $13,605         $9,856
     Ecolab royalty income from
          joint venture, net of
          income taxes                            5,814         5,745          6,653
     Amortization expense for the
          excess of cost over the
          underlying net assets of
          the joint venture                      (9,315)       (8,399)        (8,382)
------------------------------------------------------------------------------------
     Equity in earnings of Henkel-Ecolab
          joint venture                          $7,702       $10,951         $8,127
------------------------------------------------------------------------------------

     The company's investment in the Henkel-Ecolab joint venture includes the unamortized excess of the company's investment over its equity in the joint venture's net assets. This excess was $192 million at December 31, 1995, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

     Condensed balance sheet information for the Henkel-Ecolab joint venture was:

December 31 (thousands)                            1995          1994           1993
------------------------------------------------------------------------------------
Current assets                                 $393,391      $360,648       $310,945
Noncurrent assets                               145,722       127,244        106,812
Current liabilities                             247,980       233,876        215,085
Noncurrent liabilities                          $71,119       $59,710        $46,937

7. INCOME TAXES
--------------------------------------------------------------------------------
Effective January 1, 1993, the company adopted Statement of
Financial Accounting Standards No. 109, "Accounting for Income
Taxes" (FAS 109). This statement requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are recorded based on enacted tax laws and tax rates. Changes in enacted tax rates are reflected in the income tax provision as they occur.

     The cumulative effect of this change in accounting principle increased net income for 1993 by $4.7 million, or $0.07 per share, including the impact of adoption of FAS 109 by the Henkel-Ecolab joint venture. Prior years' financial statements were not restated.

     Income before income taxes and equity in earnings of joint venture consisted of:

(thousands)                                        1995          1994           1993
------------------------------------------------------------------------------------
Domestic                                       $123,628      $108,656       $100,420
Foreign                                          27,553        15,399          7,647
------------------------------------------------------------------------------------
Total                                          $151,181      $124,055       $108,067
------------------------------------------------------------------------------------

     The provision for income taxes consisted of:

(thousands)                                        1995          1994           1993
------------------------------------------------------------------------------------
Federal, state and Puerto Rico                  $52,473       $44,619        $47,106
Foreign                                           7,980         3,473          1,526
------------------------------------------------------------------------------------
Currently payable                                60,453        48,092         48,632
------------------------------------------------------------------------------------
Federal, state and Puerto Rico                       74           300        (10,674)
Foreign                                            (833)        2,052         (4,536)
------------------------------------------------------------------------------------
Deferred                                           (759)        2,352        (15,210)
------------------------------------------------------------------------------------
Provision for income taxes                      $59,694       $50,444        $33,422
------------------------------------------------------------------------------------


ECOLAB INC. 1995 ANNUAL REPORT
38

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

     The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:

December 31 (thousands)                            1995          1994           1993
------------------------------------------------------------------------------------
Deferred tax assets
     Postretirement health care and
          pension benefits                      $28,689       $28,084        $23,752
     Other accrued liabilities                   28,339        26,616         24,123
     Loss carryforwards                           5,482         5,109          6,093
     Other, net                                   9,209         9,405         15,917
     Valuation allowance                         (1,462)       (1,462)        (1,462)
------------------------------------------------------------------------------------
     Total                                       70,257        67,752         68,423
------------------------------------------------------------------------------------
Deferred tax liabilities
     Property, plant and equipment
          bases differences                      19,524        17,579         16,503
     Other, net                                   1,733         1,612          1,597
------------------------------------------------------------------------------------
     Total                                       21,257        19,191         18,100
------------------------------------------------------------------------------------
Net deferred tax assets                         $49,000       $48,561        $50,323
------------------------------------------------------------------------------------

     During 1993, the valuation allowance for deferred tax assets was reduced by $3.3 million. This change in the valuation allowance related to Canadian loss carryforwards, which became realizable at that time as a result of the sale of the G.H. Wood janitorial distribution business.

     A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:

                                                   1995          1994           1993
------------------------------------------------------------------------------------
Statutory U.S. rate                                35.0%         35.0%          35.0%
State income taxes, net of federal benefit          4.2           3.8            3.3
Puerto Rico operations                                           (1.3)          (2.2)
Foreign operations                                 (1.2)           .4            (.5)
Loss carryforwards                                                              (3.1)
Kay Subchapter S status                                           (.1)          (2.2)
Kay deferred tax liability                                        1.0
Other                                               1.5           1.9             .6
------------------------------------------------------------------------------------
Effective income tax rate                          39.5%         40.7%          30.9%
------------------------------------------------------------------------------------

     Cash paid for income taxes was $55,214,000 in 1995, $34,686,000 in 1994 and $18,118,000 in 1993. As a result of tax losses on the disposition of a discontinued business in 1992, the company's
U.S. federal income tax payments have been reduced by approximately $58 million, including $3 million in 1995, $15 million in 1994 and $25 million in 1993. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. These income tax benefits will be recognized as income attributable to discontinued operations to the extent the company's treatment of the losses is accepted.

     As of December 31, 1995, undistributed earnings of international subsidiaries and the joint venture of $57 million were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be offset substantially by available foreign tax credits.

8. RETIREMENT PLANS
--------------------------------------------------------------------------------
PENSION PLANS
The company has a noncontributory defined benefit pension plan covering substantially all of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans. Pension expense included the following components:

(thousands)                                        1995          1994           1993
------------------------------------------------------------------------------------
Service cost - employee benefits
     earned during the year                      $9,878       $10,627         $8,040
Interest cost on projected
     benefit obligation                          14,481        13,348         11,401
Actual return on plan assets                    (27,356)        1,952         (9,134)
Net amortization and deferral                    15,430       (11,260)           (69)
------------------------------------------------------------------------------------
U.S. pension expense                             12,433        14,667         10,238
International pension expense                     1,040         1,005            820
------------------------------------------------------------------------------------
Total pension expense                           $13,473       $15,672        $11,058
------------------------------------------------------------------------------------

                                         ECOLAB INC. 1995 ANNUAL REPORT

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

8. RETIREMENT PLANS (continued)
--------------------------------------------------------------------------------
The funded status of the U.S. pension plan was:

December 31 (thousands)                            1995          1994           1993
------------------------------------------------------------------------------------
Actuarial present value of:
Vested benefit obligation                      $150,521      $121,251       $118,829
Non-vested benefit obligation                    12,089         9,755         10,066
------------------------------------------------------------------------------------
Accumulated benefit obligation                  162,610       131,006        128,895
Effect of projected future
     salary increases                            54,398        46,801         51,174
------------------------------------------------------------------------------------
Projected benefit obligation                    217,008       177,807        180,069
Plan assets at fair value                       167,231       130,262        122,440
------------------------------------------------------------------------------------
Plan assets less than the projected
     benefit obligation                         (49,777)      (47,545)       (57,629)
Unrecognized prior service cost                  22,230        24,135         26,040
Unrecognized net loss                            44,258        39,238         49,145
Unrecognized net transition asset               (13,329)      (14,732)       (16,134)
Adjustment required to recognize
     minimum liability                                         (1,840)        (7,877)
------------------------------------------------------------------------------------
Prepaid (accrued) pension expense                $3,382         $(744)       $(6,455)
------------------------------------------------------------------------------------

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

     U.S. pension plan assumptions, in addition to projections for employee turnover and retirement ages, were:

                                                   1995          1994           1993
------------------------------------------------------------------------------------
Discount rate for service and
     interest cost, at beginning of year           8.25%         7.50%          8.25%
Projected salary increases,
     weighted average                               5.1           5.6            5.6
Expected return on assets                           9.0           9.0            9.0
Discount rate for year-end
     benefit obligations                           7.50%         8.25%          7.50%

     The discount rate was increased from 7.5 percent at year-end 1993 to 8.25 percent at year-end 1994. This increase in discount rate resulted in a decrease in the projected benefit obligation as of December 31, 1994 of approximately $22 million and a decrease of $3.4 million in pension expense for 1995.

     The discount rate used for determining the year-end pension benefit obligations and future service and interest cost was decreased from 8.25 percent at year-end 1994 to 7.50 percent at year-end 1995. The effect of this change was to increase the projected benefit obligation as of December 31, 1995 by approximately $23 million.

     The adjustments required to recognize a minimum liability as of year-end 1994 and 1993 have been included in the company's noncurrent liability for postretirement health care and pension benefits with an equal amount included in the Consolidated
Balance Sheet as an intangible asset. These adjustments resulted principally from the plan amendments adopted in July 1993 and discount rate changes.

     The company also has noncontributory defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $11 million at December 31, 1995 and the annual expense for these plans was approximately $2 million in each of the years 1995, 1994 and 1993.

POSTRETIREMENT HEALTH CARE BENEFITS
The company provides postretirement health care benefits to substantially all U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.


ECOLAB INC. 1995 ANNUAL REPORT
40

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

     Employees outside the U.S. are generally covered under government sponsored programs and the cost for providing benefits under company plans was not significant.

     Postretirement health care benefit expense was:

(thousands)                                        1995         1994            1993
------------------------------------------------------------------------------------
Service cost - benefits attributed to
     service during the period                   $2,473       $2,672          $2,978
Interest cost on accumulated post-
     retirement benefit obligation                3,972        3,740           4,142
Actual return on plan assets                       (703)         (66)           (169)
Net amortization and deferral                      (271)        (719)           (458)
------------------------------------------------------------------------------------
Total expense                                    $5,471       $5,627          $6,493
------------------------------------------------------------------------------------

     Effective July 1, 1993, the company adopted certain amendments to its U.S. plan. These amendments modified the company's subsidy provided for each year of service and limit health care costs which are eligible for subsidy by the company to a 4 percent annual increase beginning in 1996. Also, effective July 1, 1993, the company lowered the discount rate used for determining the accumulated benefit obligation and future service and interest cost for the plan to 8.0 percent from 8.25 percent at year-end
1992. These changes reduced postretirement health care expense for 1993 by approximately $1.3 million and decreased the accumulated benefit obligation by approximately $9 million.

     The funded status of the postretirement health care plan was:

December 31 (thousands)                            1995         1994            1993
------------------------------------------------------------------------------------
Actuarial present value of accumulated
     postretirement benefit obligation for:
          Retirees                              $18,112      $16,453         $16,999
          Fully eligible active participants      5,450        4,044           2,995
          Other active participants              35,885       29,389          32,769
------------------------------------------------------------------------------------
          Total                                  59,447       49,886          52,763
Plan assets at fair value                         9,269        6,298           4,740
------------------------------------------------------------------------------------
Plan assets less than accumulated post-
     retirement benefit obligation              (50,178)     (43,588)        (48,023)
Unrecognized gain for prior service             (10,199)     (10,750)        (11,301)
Unrecognized net loss (gain)                       (968)      (5,544)          1,535
------------------------------------------------------------------------------------
Unfunded accrued postretirement
     health care benefits                      $(61,345)    $(59,882)       $(57,789)
------------------------------------------------------------------------------------

     As of December 31, the discount rate for the postretirement health care benefits plan was 7.50 percent for 1995, 8.25 percent for 1994 and 7.50 percent for 1993. The changes in the discount rate did not have a significant effect on the expense or obligation of the plan.

     For measurement purposes, 11.5 percent (for pre-age 65 retirees) and 9.0 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 1996. The rates were assumed to decrease gradually to
6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of year-end 1995 by approximately $4 million and 1995 expense by approximately $0.5 million.

     The after-tax expected long-term rate of return on plan assets was 6.0 percent in 1995, 1994 and 1993. Plan assets consist primarily of short-term investments.

SAVINGS PLAN
The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contribution is invested in Ecolab common stock and amounted to $5,919,000 in 1995, $5,156,000 in 1994 and $4,376,000
in 1993.


                                         ECOLAB INC. 1995 ANNUAL REPORT
                                                                     41

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK INCENTIVE AND OPTION PLANS
--------------------------------------------------------------------------------
The company's Stock Incentive and Option Plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 1,124,768 for 1995, 2,042,606 for 1994 and 3,008,706 for 1993.

     Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options become exercisable over periods of up to six years from date of grant and expire within 10 years and three months from date of grant. Stock option transactions were:

Shares                                             1995         1994            1993
------------------------------------------------------------------------------------
Granted                                         930,673      806,550         769,200
Exercised                                      (419,297)    (296,910)       (444,254)
Canceled                                        (36,700)     (26,900)        (75,100)
------------------------------------------------------------------------------------
December 31:
Outstanding                                   4,693,960    4,219,284       3,736,544
------------------------------------------------------------------------------------
Exercisable                                   2,856,638    2,321,164       1,966,744

Average price per share                            1995         1994            1993
------------------------------------------------------------------------------------
Granted                                          $25.35       $21.93          $21.42
Exercised                                         11.42        10.60           11.31
Canceled                                          20.65        16.84           15.52
December 31:
Outstanding                                       18.64        16.49           14.85
Exercisable                                      $16.09       $13.99          $12.78

     Stock awards are subject to restrictions including forfeiture in the event of termination of employment. Restrictions generally lapse over periods up to four years. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The company is not required to adopt the new standard until 1996. The company will continue to measure compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting it has historically used and, therefore, the new standard will have no effect on the company's operating results. The company's financial statement disclosures will be expanded in 1996, as required, to include pro forma disclosures as if the fair value-based method of accounting had been followed.

10. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
The company's common stock was split two-for-one in the form of a 100 percent stock dividend paid January 18, 1994, to shareholders of record on December 28, 1993. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Shareholders'
Equity.

     Authorized common stock, par value $1.00 per share, was 100 million shares in 1995, 1994 and 1993. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.515 for 1995, $0.455 for 1994 and $0.395 for 1993.


     The company has 15 million shares, without par value, of authorized but unissued preferred stock.

     The company renewed its shareholder rights plan in February 1996. One preferred stock purchase right will be issued for each outstanding share of the company's common stock when the existing rights expire on March 11, 1996. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates at the time of the renewal of the rights plan, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

     The company maintains a systematic share repurchase program, which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company did not reacquire any shares of its common stock for this program in 1995; however, 364,000 shares were reacquired in 1994 and 449,000 shares were reacquired in 1993 through open and private market purchases. The

ECOLAB INC. 1995 ANNUAL REPORT
42

                              NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

company anticipates that it will continue to periodically reacquire shares under its systematic share repurchase program.

   In June 1995, the company purchased approximately 3.5 million shares (approximately 5 percent of total outstanding shares) of its common stock at a price of $25.00 per share pursuant to the terms of a "Dutch auction" self-tender offer. The total purchase price for these shares was approximately $90 million and was funded by excess cash and cash equivalents and by approximately $30 million of short-term borrowings. In addition, the company may purchase approximately 2.5 million additional shares from time to time through open market and privately negotiated transactions to complete the remaining portion of a 6 million share repurchase program.

11. RENTALS AND LEASES
--------------------------------------------------------------------------------
The company leases sales office and distribution center facilities, automobiles and computer and other equipment under operating leases. Rental expense under all operating leases was $32,292,000 in 1995, $29,129,000 in 1994 and $29,325,000 in 1993.
As of December 31, 1995, future minimum payments under operating leases with noncancelable terms in excess of one year were:


(thousands)
------------------------------------
1996                         $10,302
1997                           5,946
1998                           3,381
1999                           1,006
2000                             599
Thereafter                     1,727
------------------------------------
Total                        $22,961
------------------------------------

12. RESEARCH EXPENDITURES
--------------------------------------------------------------------------------
Research expenditures which related to the development of new products and processes, including significant improvements and refinements to existing products, were $28,031,000 in 1995, $27,615,000 in 1994 and $24,782,000 in 1993.

13. ENVIRONMENTAL COMPLIANCE COSTS
--------------------------------------------------------------------------------
The company and certain subsidiaries are party to various environmental actions which have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position and results of operations to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated. While the final resolution of these contingencies could result in expenses in excess of current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's results of operations, consolidated financial position or liquidity.

14. GEOGRAPHIC SEGMENTS
--------------------------------------------------------------------------------
Summary information regarding the company's operations in United
States and International markets is presented below.
International consists of Canadian, Asia Pacific, Latin American,
African and Kay's international operations.

(thousands)                                        1995         1994            1993
------------------------------------------------------------------------------------
Net sales
     United States                           $1,030,126     $942,070        $867,415
     International                              310,755      265,544         234,981
------------------------------------------------------------------------------------
     Total                                   $1,340,881   $1,207,614      $1,102,396
------------------------------------------------------------------------------------
Operating income
     United States                             $147,330     $134,510        $124,281
     International                               19,580       14,838           9,420
     Corporate                                   (4,224)     (12,384)         (4,250)
------------------------------------------------------------------------------------
     Total                                     $162,686     $136,964        $129,451
------------------------------------------------------------------------------------
Depreciation and amortization
     United States                              $62,702      $55,035         $49,927
     International                               13,577       11,834          10,682
------------------------------------------------------------------------------------
     Total                                      $76,279      $66,869         $60,609
------------------------------------------------------------------------------------

     Corporate operating income included $8 million of merger costs and expenses in 1994.

     In accordance with company policy, operating expenses incurred at the corporate level totaling $22,688,000 in 1995, $21,702,000 in 1994 and $18,037,000 in 1993 have been allocated to the geographic segments in determining operating income.


                                         ECOLAB INC. 1995 ANNUAL REPORT
                                                                     43

                            NOTES
               TO CONSOLIDATED FINANCIAL STATEMENTS

15. Quarterly Financial Data (Unaudited)

----------------------------------------------------------------------------------------------------
                                       First        Second         Third       Fourth
(thousands, except per share)        Quarter       Quarter       Quarter      Quarter           Year
----------------------------------------------------------------------------------------------------
1995
Net sales
     United States                  $242,226      $255,030      $267,219     $265,651     $1,030,126
     International                    67,334        78,384        81,300       83,737        310,755
----------------------------------------------------------------------------------------------------
     Total                           309,560       333,414       348,519      349,388      1,340,881
Cost of sales                        138,619       149,324       156,594      158,630        603,167
Selling, general and
  administrative expenses            139,870       143,748       142,643      148,767        575,028
----------------------------------------------------------------------------------------------------
Operating income
     United States                    29,525        35,937        44,416       37,452        147,330
     International                     2,695         5,619         5,613        5,653         19,580
     Corporate                        (1,149)       (1,214)         (747)      (1,114)        (4,224)
----------------------------------------------------------------------------------------------------
     Total                            31,071        40,342        49,282        41,991       162,686
Interest expense, net                  2,573         2,444         3,436         3,052        11,505
----------------------------------------------------------------------------------------------------
Income before income taxes and
  equity in earnings of joint
  venture                             28,498        37,898        45,846        38,939       151,181
Provision for income taxes            11,458        15,235        17,979        15,022        59,694
Equity in earnings of joint venture    1,355         3,175         2,010         1,162         7,702
----------------------------------------------------------------------------------------------------
Net income                           $18,395       $25,838       $29,877       $25,079       $99,189
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Net income per common share            $0.27         $0.38         $0.46         $0.39        $ 1.50
Average common shares outstanding     67,742        67,444        64,537        64,664        66,097

1994
Net sales
     United States                  $216,855      $234,832      $250,138      $240,245      $942,070
     International                    58,058        64,350        70,270        72,866       265,544
----------------------------------------------------------------------------------------------------
     Total                           274,913       299,182       320,408       313,111     1,207,614
Cost of sales                        121,053       130,961       140,939       140,190       533,143
Selling, general and
  administrative expenses            125,838       132,259       133,785       137,625       529,507
Merger costs and expenses                                                        8,000         8,000
----------------------------------------------------------------------------------------------------
Operating income
     United States                    25,935        34,857        41,616        32,102       134,510
     International                     3,080         2,317         4,959         4,482        14,838
     Corporate                          (993)       (1,212)         (891)       (9,288)      (12,384)
----------------------------------------------------------------------------------------------------
     Total                            28,022        35,962        45,684        27,296       136,964
Interest expense, net                  4,039         3,303         3,206         2,361        12,909
----------------------------------------------------------------------------------------------------
Income before income taxes and
  equity in earnings of joint
  venture                             23,983        32,659        42,478        24,935       124,055
Provision for income taxes             9,245        12,108        16,447        12,644        50,444
Equity in earnings of joint venture    1,880         3,211         2,456         3,404        10,951
----------------------------------------------------------------------------------------------------
Net income, as reported               16,618        23,762        28,487        15,695        84,562
Pro forma adjustments
     Merger costs and expenses                                                   6,900         6,900
     Kay net deferred tax liability                                              1,300         1,300
     Kay Subchapter S status            (324)         (806)         (789)         (379)       (2,298)
----------------------------------------------------------------------------------------------------
Pro forma net income                 $16,294       $22,956       $27,698       $23,516       $90,464
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Net income per common share
     As reported                     $  0.25       $  0.35       $  0.42       $  0.23       $  1.25
     Pro forma                       $  0.24       $  0.34       $  0.41       $  0.35       $  1.34
Average common shares outstanding     67,563        67,521        67,506        67,611        67,550

Pro forma results reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company.

ECOLAB INC: 1995 ANNUAL REPORT
44

              MANAGEMENT AND ACCOUNTANTS' REPORTS

Report of Management
--------------------------------------------------------------

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with generally accepted accounting principles and, accordingly, include certain amounts based on management's best estimates and judgments.

   To meet its responsibility, management has established and maintains a system of internal controls that provides reasonable assurance regarding the integrity and reliability of the financial statements and the protection of assets from unauthorized use or disposition. These systems are supported by qualified personnel, by an appropriate division of responsibilities and by an internal audit function. There are limits inherent in any system of internal controls since the cost of monitoring such systems should not exceed the desired benefit. Management believes that the company's system of internal controls is effective and provides an appropriate cost/benefit balance.

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

/s/ Allan L. Schuman
Allan L. Schuman
President and Chief Executive Officer


/s/ Michael E. Shannon
Michael E. Shannon
Chairman of the Board and
Chief Financial and Administrative Officer


Report of Independent Accountants
--------------------------------------------------------------

To the Shareholders and Directors
Ecolab Inc.

We have audited the accompanying consolidated balance sheet of Ecolab Inc. as of December 31, 1995, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 1995, 1994 and 1993, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

   As discussed in Note 7 to the consolidated financial statements, effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income
Taxes."


/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.
February 26, 1996
Saint Paul, Minnesota

                                        ECOLAB INC. 1995 ANNUAL REPORT

                       SUMMARY
                           OPERATING AND FINANCIAL DATA

December 31 (thousands, except per share)              1995         1994         1993         1992         1991         1990
------------------------------------------------------------------------------------------------------------------------------
Operations
Net sales
     United States                               $1,030,126     $942,070     $867,415     $816,405     $757,564     $712,579
     International                                  310,755      265,544      234,981      241,229      201,738      184,220
     Europe/Magnus/Pulp & Paper                                                                                      150,809
------------------------------------------------------------------------------------------------------------------------------
     Total                                        1,340,881    1,207,614    1,102,396    1,057,634      959,302    1,047,608
Cost of sales                                       603,167      533,143      491,306      485,206      447,356      495,086
Selling, general and administrative expenses        575,028      529,507      481,639      446,814      393,700      425,983
Merger costs and nonrecurring expenses                             8,000
------------------------------------------------------------------------------------------------------------------------------
Operating income                                    162,686      136,964      129,451      125,614      118,246      126,539
Interest expense, net                                11,505       12,909       21,384       35,334       30,489       28,321
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
     taxes and equity in earnings of joint venture  151,181      124,055      108,067       90,280       87,757       98,218
Provision for income taxes                           59,694       50,444       33,422       27,392       29,091       32,494
Equity in earnings of joint venture                   7,702       10,951        8,127        8,600        4,573
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                    99,189       84,562       82,772       71,488       63,239       65,724
Income (loss) from discontinued operations                                                             (274,693)      (4,408)
Extraordinary loss and changes in accounting
  principles                                                                      715                   (24,560)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    99,189       84,562       83,487       71,488     (236,014)      61,316
Preferred stock dividends                                                                                (4,064)      (7,700)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders,
  as reported                                        99,189       84,562       83,487       71,488     (240,078)      53,616
Pro forma adjustments                                              5,902       (2,667)      (2,797)      (2,933)      (2,956)
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common
  shareholders                                      $99,189      $90,464      $80,820      $68,691    $(243,011)     $50,660
------------------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
     Continuing operations                          $  1.50     $   1.25      $  1.23      $  1.06    $    1.01      $  1.12
     Discontinued operations                                                                              (4.69)       (0.09)
     Extraordinary loss and changes in
       accounting principles                                                     0.01                     (0.42)
     Net income (loss)                                 1.50         1.25         1.24         1.06        (4.10)        1.04
Pro forma income (loss) per common share
     Continuing operations                             1.50         1.34         1.19         1.02         0.96         1.07
     Net income (loss)                              $  1.50     $   1.34     $   1.20     $   1.02    $   (4.15)    $   0.98
Average common shares outstanding                    66,097       67,550       67,528       67,204       58,525       51,649
Selected Income Statement Ratios
Gross profit                                           55.0%        55.9%        55.4%        54.1%        53.4%        52.7%
Selling, general and administrative expenses           42.9         44.6         43.7         42.2         41.1         40.6
Operating income                                       12.1         11.3         11.7         11.9         12.3         12.1
Income from continuing operations before
  income taxes                                         11.3         10.3          9.8          8.5          9.1          9.4
Income from continuing operations                       7.4          7.0          7.5          6.8          6.6          6.3
Effective income tax rate                              39.5%        40.7%        30.9%        30.3%        33.1%        33.1%
Financial Position
Current assets                                     $358,072     $401,179     $311,051     $264,512     $293,053     $216,612
Property, plant and equipment, net                  292,937      246,191      219,268      207,183      198,086      187,735
Investment in Henkel-Ecolab joint venture           302,298      284,570      255,804      289,034      296,292
Net assets of Ecolab Europe and
  discontinued operations                                                                                70,000      404,007
Other assets                                        107,573       88,416      105,607       98,135       82,857       76,904
------------------------------------------------------------------------------------------------------------------------------
Total assets                                     $1,060,880   $1,020,356     $891,730     $858,864     $940,288     $885,258
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                $310,538     $253,665     $201,498     $192,023     $240,219     $177,643
Long-term debt                                       89,402      105,393      131,861      215,963      325,492      208,147
Postretirement health care and pension benefits      70,666       70,882       72,647       63,393       56,427        8,742
Other liabilities                                   133,616      128,608       93,917       29,179       11,002       28,792
Convertible preferred stock                                                                                          110,000
Shareholders' equity                                456,658      461,808      391,807      358,306      307,148      351,934
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $1,060,880   $1,020,356     $891,730     $858,864     $940,288     $885,258
------------------------------------------------------------------------------------------------------------------------------
Selected Cash Flow Information
Cash provided by operating activities              $166,463     $169,346     $175,674     $120,217     $128,999     $154,208
Capital expenditures                                109,894       88,457       68,321       59,904       53,752       58,069
Long-term debt borrowings (repayments), net         (17,919)     (14,621)     (81,813)    (164,541)     154,090      (15,842)
Cash dividends on common stock                       33,114       27,851       24,037       21,983       22,027       24,387
Cash dividends declared per common share           $  0.515     $  0.455     $  0.395     $ 0.3575     $   0.35     $  0.335
Selected Financial Measures/Other
Total debt and preferred stock                     $161,049     $147,213     $151,281     $236,695     $407,221     $353,886
Total debt and preferred stock to capitalization       26.1%        24.2%        27.9%        39.8%        57.0%        50.1%
Book value per common share                        $   7.06     $   6.82     $   5.80     $   5.31     $   4.59     $   6.81
Return on beginning equity                             21.5%        21.6%        23.3%        23.3%        13.6%        12.9%
Dividends/net income per common share                  34.3%        36.4%        31.9%        33.7%        42.7%        32.2%
Annual common stock price range                $31.75-20.00 $23.50-19.25 $23.81-18.13 $19.13-13.31  $16.75-9.75  $15.56-8.31
Number of employees                                   9,026        8,206        7,822        7,601        7,428        8,106

December 31 (thousands, except per share)              1989         1988         1987        1986         1985
--------------------------------------------------------------------------------------------------------------
Operations
Net sales
     United States                                 $646,895     $589,715     $544,310    $485,638     $446,032
     International                                  179,705      159,374      103,168      64,973       48,690
     Europe/Magnus/Pulp & Paper                     122,871      122,250      104,174      93,502       95,081
--------------------------------------------------------------------------------------------------------------
     Total                                          949,471      871,339      751,652     644,113      589,803
Cost of sales                                       461,256      433,734      361,545     304,942      292,681
Selling, general and administrative expenses        383,512      337,707      307,851     262,823      233,629
Merger costs and nonrecurring expenses               12,978                    18,441
--------------------------------------------------------------------------------------------------------------
Operating income                                     91,725       99,898       63,815      76,348       63,493
Interest expense, net                                31,628       31,097       21,440       2,975        2,944
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
     taxes and equity in earnings of joint venture   60,097       68,801       42,375      73,373       60,549
Provision for income taxes                           19,411       21,285       20,724      29,326       22,055
Equity in earnings of joint venture
--------------------------------------------------------------------------------------------------------------
Income from continuing operations                    40,686       47,516       21,651      44,047       38,494
Income (loss) from discontinued operations          (29,379)       4,238      126,551       7,357        9,041
Extraordinary loss and changes in accounting
  principles
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                    11,307       51,754      148,202      51,404       47,535
Preferred stock dividends                              (429)
--------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders,
  as reported                                        10,878       51,754      148,202      51,404       47,535
Pro forma adjustments                                (3,196)      (2,622)      (2,606)     (2,924)      (2,679)
--------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common
  shareholders                                      $ 7,682      $49,132     $145,596     $48,480      $44,856
--------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
     Continuing operations                          $  0.68      $  0.81     $   0.37     $  0.75      $  0.66
     Discontinued operations                          (0.50)        0.07         2.18        0.13         0.15
     Extraordinary loss and changes in
       accounting principles
     Net income (loss)                                 0.18         0.88         2.56        0.88         0.81
Pro forma income (loss) per common share
     Continuing operations                             0.63         0.77         0.33        0.70         0.61
     Net income (loss)                             $   0.13     $   0.84     $   2.51    $   0.83     $   0.77
Average common shares outstanding                    59,258       58,594       57,990      58,474       58,556
Selected Income Statement Ratios
Gross profit                                           51.4%        50.2%        51.9%       52.7%        50.4%
Selling, general and administrative expenses           41.7         38.7         43.4        40.8         39.6
Operating income                                        9.7         11.5          8.5        11.9         10.8
Income from continuing operations before
  income taxes                                          6.3          7.9          5.6        11.4         10.3
Income from continuing operations                       4.3          5.5          2.9         6.8          6.5
Effective income tax rate                              32.3%        30.9%        48.9%       40.0%        36.4%
Financial Position
Current assets                                     $370,875     $265,291     $283,700     $275,782     $246,091
Property, plant and equipment, net                  203,056      194,509      176,856      154,277      151,111
Investment in Henkel-Ecolab joint venture
Net assets of Ecolab Europe and
  discontinued operations                           354,179      370,994      394,289
Other assets                                         65,936       73,833       74,304       56,318       44,827
--------------------------------------------------------------------------------------------------------------
Total assets                                       $994,046     $904,627     $929,149     $486,377     $442,029
--------------------------------------------------------------------------------------------------------------
Current liabilities                                $201,585     $181,758     $247,825     $158,533     $121,122
Long-term debt                                      228,632      257,500      258,273       39,565       63,805
Postretirement health care and pension benefits      12,859       12,768       12,150        9,371
Other liabilities                                    25,343       11,590        9,863       16,706       11,826
Convertible preferred stock                         110,000
Shareholders' equity                                415,627      441,011      401,038      262,202      245,276
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity         $994,046     $904,627     $929,149     $486,377     $442,029
--------------------------------------------------------------------------------------------------------------
Selected Cash Flow Information
Cash provided by operating activities              $123,215     $113,514     $146,310      $89,490      $61,948
Capital expenditures                                 54,430       62,125       57,549       37,469       25,076
Long-term debt borrowings (repayments), net         (34,215)       4,916      162,631       (9,916)      (1,310)
Cash dividends on common stock                       18,008       17,398       16,184       15,329       14,092
Cash dividends declared per common share           $   0.33     $   0.32     $   0.30      $0.2825      $  0.26
Selected Financial Measures/Other
Total debt and preferred stock                     $382,764     $300,448     $320,080      $83,645      $79,911
Total debt and preferred stock to capitalization       47.9%        40.5%        44.4%        24.2%        24.6%
Book value per common share                        $   7.09     $   7.45     $   6.92      $  4.59      $  4.21
Return on beginning equity                             2.5%         12.9%        19.5%        21.0%        21.2%
Dividends/net income per common share                 183.3%        36.4%        34.1%        32.1%        32.1%
Annual common stock price range                $17.88-12.44 $13.88-10.63  $16.88-9.25 $14.66-10.28  $10.44-6.72
Number of employees                                   7,845        7,684        7,479        7,455        6,976

Pro forma results reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the 1993 and 1986 two-for-one stock splits. The ratios of return on beginning equity and dividends/net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991, and the Consumer gain in 1987. Number of employees excludes ChemLawn operations.