Form 10-K405, Exhibit 13
period 1996-12-31
ECOLAB INC
filed 1997-03-27
CIK 31462

FINANCIAL DISCUSSION

The following discussion and analysis provides information which management believes is useful in understanding the company's operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes.


1996 Overview 1996 marked the fifth consecutive year that Ecolab achieved record financial results. As a result of its strong performance, Ecolab's stock price rose 25 percent during 1996, following an increase of over 40 percent in 1995. The company's more significant accomplishments included:

- For the second time in the last three years, the company exceeded all three of its long-term financial objectives of 15 percent growth in net income per common share, 20 percent return on beginning shareholders' equity and an investment grade balance sheet.

- For the second year in a row, all of the company's established businesses achieved record sales and income results.

- Consolidated net sales increased 11 percent reaching a record of nearly $1.5 billion.

- Net income reached a record $113 million, or $1.75 per share. Net income per common share increased 17 percent, exceeding the company's long-term objective of 15 percent.

- Consolidated cash flow from operating activities increased more than 50 percent and debt was maintained at a very low level. Ecolab maintained its long-term financial objective of an investment grade balance sheet and the company's debt was rated within the "A" categories by the major rating agencies.

- Return on beginning shareholders' equity reached an all time high of 24.8 percent. This was the fifth consecutive year that the company exceeded its long-term financial objective to achieve a 20 percent return on beginning shareholders' equity.

- The company's equity in earnings of the Henkel-Ecolab joint venture reached a record $13 million for 1996. Also, one of Ecolab's financial executives became the new chief financial officer of Henkel-Ecolab in December 1996.

- The company increased its annual dividend rate for the fifth consecutive year. The annual dividend rate was increased 14 percent to an annual rate of $0.64 per common share.
The company has paid dividends on its common stock for 60 consecutive years.

- During 1996, the company made two significant business acquisitions. In February, the company acquired Huntington Laboratories, Inc., a supplier of sanitizing and infection-control products for the U.S. healthcare market and a supplier of gym floor finishes. Huntington had annual sales of approximately $50 million and has become a part of the company's Professional Products Division.

  In August, the company acquired the Monarch Division of H.B. Fuller Company of Saint Paul, Minnesota. Monarch is a provider of cleaning and sanitizing products and services to the food processing and farm markets in the United States and Canada. Monarch had annual sales of approximately
$30 million and has become a part of the company's Food and Beverage Division.

  These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the company's financial statements from the dates of acquisition.

OPERATING RESULTS

Consolidated

  (thousands, except per share)                1996         1995          1994
------------------------------------------------------------------------------
Net sales                                $1,490,009   $1,340,881    $1,207,614
Operating income                         $  185,317   $  162,686    $  136,964
Net income
  As reported                            $  113,185   $   99,189    $   84,562
  Merger costs and expenses                                              6,900
  Kay net deferred tax liability                                         1,300

  Kay Subchapter S status                                               (2,298)
------------------------------------------------------------------------------
  Pro forma                              $  113,185   $   99,189    $   90,464
------------------------------------------------------------------------------
Net income per common share
  As reported                            $     1.75   $     1.50    $     1.25

  Pro forma                              $     1.75   $     1.50    $     1.34
------------------------------------------------------------------------------

  Consolidated net sales were nearly $1.5 billion in 1996 and increased 11 percent over net sales of $1.3 billion in 1995. Both the company's United States and International operations contributed to this sales improvement. Businesses acquired during 1996 and during late 1995 accounted for approximately


                                     [GRAPH]


ECOLAB 1996 ANNUAL REPORT              24

                                                            FINANCIAL DISCUSSION

one-half of the growth in sales for 1996. New product introductions also continued to contribute significantly to sales growth, with additions to the sales-and-service force, competitive gains and generally good business conditions in the hospitality and lodging industries also adding to the sales improvement.

  Consolidated operating income reached $185 million in 1996, an increase of 14 percent over operating income of
$163 million in 1995. This improvement included good growth in the company's core U.S. Institutional operations and double-digit growth in all of the company's other U.S. businesses and in all major regions of International operations. The consolidated operating income margin was 12.4 percent in 1996, an improvement over the operating income margin of 12.1 percent in 1995. The increase in the operating income margin reflected an improvement in selling, general and administrative expenses as a percentage of net sales, partially offset by a decrease in the gross profit margin. The gross profit margin was 54.7 percent in 1996, a decrease compared to the gross profit margin of 55.0 percent in 1995. The decrease in gross profit margin reflected changes in the composition of sales between divisions and geographic areas, limited selling price increases due to continuing market pressures and increased raw material costs. Selling, general and administrative costs were 42.3percent of net sales in 1996 compared to 42.9 percent of net sales in 1995. This improvement in selling, general and administrative costs was primarily due to improved sales productivity levels and the company's continuing cost control efforts. The company's emphasis on cost controls has resulted in significant cost savings over the last few years. Therefore, the company expects that it will be more difficult to achieve significant improvement in the comparison of these expenses as a percentage of net sales in the future.

  Net income for 1996 was $113 million, an increase of 14percent over net income of $99 million in 1995. The increase in net income reflected strong operating income performance and increased equity in earnings of the Henkel-Ecolab joint venture, partially offset by increases in net interest expense and income taxes. Net income per common share was $1.75 for 1996 and increased 17 percent over 1995's net income per common share of $1.50. The comparison of net income per common share benefitted from a smaller number of average shares outstanding in 1996, principally due to the purchase of approximately 3.5 million shares of the company's common stock in mid-1995 under the terms of a "Dutch auction" self-tender offer.


1995 COMPARED WITH 1994

Consolidated net sales were $1.3 billion in 1995, an 11 percent increase over net sales of $1.2 billion in 1994. Both the company's United States and International operations contributed to this increase. New product introductions and a larger sales-and-service force made significant contributions to the sales improvement.

  Consolidated operating income reached $163 million in 1995 compared to operating income of $137 million in 1994. Consolidated operating income for 1994 was negatively affected by $8 million of one-time merger costs and expenses related to the company's December 1994 merger with Kay Chemical Company, of Greensboro, North Carolina. Consolidated operating income increased 12 percent over pro forma operating income for 1994, which excludes the negative effects of the merger costs and expenses. With the exception of the start-up Water Care Services and South African operations, all of the company's United States businesses and all regions of International operations contributed to the improvement in consolidated operating income. The operating income margin was 12.1 percent in 1995, compared to the pro forma operating income margin of 12.0 percent in 1994. The modest increase in the operating income margin reflected an improvement in selling, general and administrative expenses as a percent of net sales, partially offset by a decrease in the gross profit margin.

  Net income for 1995 totaled $99 million, or $1.50 per share, compared to reported net income of $85 million, or $1.25 per share for 1994. The table on page 24 also presents pro forma net income for 1994 on a basis consistent with the way it has been reported subsequent to the company's merger with Kay. The pro forma adjustments are discussed in detail in Note 5 of the notes to consolidated financial statements. Net income for 1995 increased 10 percent over 1994 pro forma net income of $90 million. The improvement in net income reflected a strong operating income performance and a reduction in net interest expense, which was partially offset by lower equity in earnings of the Henkel-Ecolab joint venture. On a per share basis, 1995 net income per common share of $1.50 increased 12 percent over pro forma net income per common share of $1.34 in 1994. The comparison of net income per common share benefitted from a smaller number of average shares outstanding in 1995 due to shares purchased under the mid-1995 self-tender offer.

                                       25              ECOLAB 1996 ANNUAL REPORT

FINANCIAL DISCUSSION

UNITED STATES

(thousands)                                    1996         1995          1994
------------------------------------------------------------------------------
  Net sales                              $1,148,778   $1,030,126      $942,070
  Operating income                       $  164,886   $  147,330      $134,510
  Percent of sales                             14.4%        14.3%         14.3%
------------------------------------------------------------------------------

  Sales of the company's United States operations exceeded $1.1 billion in 1996, an increase of 12 percent over United States sales of $1.0 billion in 1995. U.S. sales growth reflected business acquisitions and the benefits of significant new product introductions, as well as new customers, retention of key customers, investments in the sales-and-service force and continued good business trends in the hospitality and lodging industries. However, selling price increases were limited due to tight pricing conditions in several of the markets in which the company does business. Business acquisitions accounted for approximately one-half of the increase in United States sales. Sales of the U.S. Institutional Division increased 4 percent for 1996. Institutional sales growth reflected competitive gains and continued strong growth in its Ecotemp program and the specialty products group. Pest Elimination sales increased 12percent over the prior year reflecting new business and a continued high retention of key customers. Kay's United States operations reported sales growth of 11 percent for 1996 due to new customer business and the growth of the large quickservice chains, which are the core of Kay's business. The Textile Care Division reported sales growth of 9 percent for 1996 with continued success in sales of new products and double-digit growth in sales to the commercial laundry market. Sales of the company's Professional Products Division (formerly the Janitorial Division) nearly doubled due to the February 1996 acquisition of Huntington Laboratories. Excluding sales of the Huntington operations, Professional Product's sales for 1996 increased 3 percent over 1995 principally due to sales growth of its Airkem products. Financial results of the Food and


                                     [GRAPH]


Beverage Division increased 13 percent for 1996 and included the operations of Monarch since its acquisition from H.B. Fuller in August 1996. Excluding Monarch sales, Food and Beverage sales growth was 5 percent for 1996, and reflected new customer gains and good growth in sales to the beverage and food processing markets. Sales of the company's recently formed Water Care Services Division more than doubled during 1996 due to the annualization of sales from business acquisitions and sales gained by successfully leveraging its alliances with Ecolab's other divisions.

  Operating income for the company's United States businesses totaled $165 million for 1996 and increased 12 percent over operating income of $147 million in 1995. The growth in operating income included good growth in the company's core U.S. Institutional business and double-digit increases in operating income of all of the company's other U.S. divisions. The U.S. operating income margin was 14.4 percent, up slightly compared to the operating income margin of 14.3 percent in 1995. The improvement in the operating income margin reflected higher sales levels, sales productivity gains and the benefits of companywide cost control programs. The company's United States business continued to invest in its sales-and-service force with the addition of more than 350 new U.S. sales-and-service personnel, including Huntington and Monarch associates, during 1996. Operating income of the Huntington and Monarch businesses acquired in 1996 was not significant.

1995 COMPARED WITH 1994

United States sales for 1995 were slightly more than $1.0 billion, an increase of 9 percent over net sales of $942 million in 1994. All divisions contributed to this sales improvement. The growth in United States sales reflected the benefits of significant new product introductions. Sales of the U.S. Institutional Division increased 6 percent over 1994. Institutional sales growth included increased sales in all major product lines, with particularly strong growth in its Ecotemp program and the specialty products group. The Pest Elimination Division reported 12 percent sales growth for 1995 and continued to successfully leverage its alliances with the Institutional and Food and Beverage Divisions. Sales growth for Kay's United States operations was 13 percent for 1995 and included good growth in sales to new customers. The Textile Care Division reported a sales increase of 7 percent for 1995, which included double-digit growth in commercial laundry and hospitality market sales. Sales of the Professional Products Division increased 5 percent over the prior year. Professional Products sales growth was due to

ECOLAB 1996 ANNUAL REPORT              26

FINANCIAL DISCUSSION

increased sales of its Airkem products, with sales of its Signature Label program flat versus the strong sales reported in 1994. The Food and Beverage Division reported sales growth of 12 percent, including double-digit growth in sales to the beverage, brewery, dairy plant and food processing markets. The company's recently acquired Water Care Services operations contributed $11 million to United States sales during 1995.
  Operating income for the company's United States operations totaled $147 million in 1995, an increase of 10 percent over operating income of $135 million in 1994. The operating income margin was 14.3 percent for 1995, unchanged from the prior year. Operating income growth included continued good growth in the U.S. Institutional Division and double-digit growth in all of the other United States businesses, with the exception of the start-up Water Care Services operations. Operating income for 1995 reflected strong sales and the benefits of companywide cost control programs, which were partially offset by the negative effects of higher raw material costs and competitive pricing pressures.

INTERNATIONAL

  (thousands)                                  1996         1995          1994
------------------------------------------------------------------------------
  Net sales                                $341,231     $310,755      $265,544
  Operating income                         $ 23,871     $ 19,580      $ 14,838
  Percent of sales                              7.0%         6.3%          5.6%
------------------------------------------------------------------------------

  The company's International business consists of Canadian, Asia Pacific, Latin American and South African operations and the international operations of Kay. Net sales of the company's wholly-owned International operations reached $341 million in 1996, a 10 percent increase over sales of $311 million in 1995. International's sales growth reflected the benefits of business acquisitions and sales of new products. Business acquisitions accounted for approximately 40 percent of International's sales growth over 1995. Changes in currency translation had a negative impact on sales, particularly in the Asia Pacific region. Excluding the effects of currency translation, International recorded sales growth of 14 percent for 1996. Asia Pacific, International's largest operation, reported sales growth of 4 percent for 1996. However, when measured in local currencies, the Asia Pacific region had sales growth of 9 percent, with double-digit growth in Japan and New Zealand and modest growth in Australia. Asia Pacific sales results included good performances in sales to the Institutional and Food and Beverage markets. Reported sales of the Latin American region


                                     [GRAPH]


increased 13 percent over the prior year. Excluding the effects of currency translation, Latin America recorded sales growth of 16 percent for 1996, which included a continuation of significant double-digit growth in Brazil and good sales growth in Mexico and Puerto Rico. Sales in Canada increased 9 percent over sales in 1995 and reflected the benefits of the Huntington and Monarch acquisitions and good growth in sales to Institutional markets. Sales in South Africa more than doubled over the prior year, reflecting the annualization of sales from businesses acquired in late 1995. Sales of Kay's international operations increased 16 percent for 1996, as it continued to expand service to locations where its large corporate customers do business.

  The company's International operations reported operating income of $24 million in 1996, an increase of 22 percent over operating income of $20 million in 1995. Excluding the effects of currency translation, International operating income growth was 29 percent for 1996. The reported operating income margin improved to 7.0 percent compared with the operating income margin of 6.3 percent in the prior year. Operating income results included double-digit growth and improved operating income margins in each of the major regions of Asia Pacific, Latin America and Canada, with a continuation of particularly strong growth in Brazil.

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

                                       27              ECOLAB 1996 ANNUAL REPORT

FINANCIAL DISCUSSION

1995 COMPARED WITH 1994

International revenues for 1995 of $311 million increased 17 percent over revenues of $266 million in 1994. The effects of currency translation did not have a significant impact on overall International sales growth. Asia Pacific reported sales growth of 14 percent for 1995, which included double-digit growth in the East Asia region and New Zealand, modest growth in Japan and flat results in Australia. Sales in the Latin American region increased 22 percent for 1995 with good growth in all markets. This increase included the continuing improvement of performance in Brazil due to a more stable economic environment and the benefit of management changes the company made in the region during 1993 and 1994. The company's Canadian operations reported sales growth of 5 percent for 1995. Canada's sales growth included double-digit gains in sales to the Food and Beverage and the Professional Products markets and a modest increase in sales to the Institutional and Textile Care markets. International sales in 1995 also included approximately $6 million of sales from two businesses in South Africa which were acquired during 1995. Sales of Kay's International operations increased 18 percent for 1995.

  Operating income for International operations totaled $20 million in 1995, a 32 percent increase over 1994's operating income of $15 million. The operating income margin improved to 6.3 percent in 1995 from 5.6 percent the prior year. Operating income improved very significantly in Latin America and Kay, and grew at nearly double-digit rates in Asia Pacific and Canada. International's operating income for 1995 included favorable benefits from currency translation in the Asia Pacific region; however, it was negatively affected by a $1 million pre-tax charge in the first quarter related to the devaluation of the Mexican peso. Operating income in 1994 also included an unusual charge of $1 million which was incurred in the second quarter of 1994 due to the government's economic program and monetary plan in Brazil.

HENKEL-ECOLAB JOINT VENTURE

The company operates institutional and industrial cleaning and sanitizing businesses in Europe through its 50 percent economic interest in the Henkel-Ecolab joint venture. The company includes the operations of the Henkel-Ecolab joint venture in its financial statements using the equity method of accounting. The company's equity in earnings of the joint venture, including royalty income and after deduction of intangible amortization, was $13 million in 1996, a 69 percent increase over weak results of $8 million in 1995. The improvement reflected the benefits from a number of cost control programs which were put into effect in 1996. Operating results at the joint venture also reflected lower interest expense and lower overall income tax rates. Joint venture sales, although not consolidated in Ecolab's financial statements, increased 4 percent for 1996 when measured in Deutsche marks. When measured in U.S. dollars, joint venture sales were negatively affected by the strengthening U.S. dollar, and totaled $905 million, just below the $909 million of sales recorded for 1995. Sales benefitted from new product introductions, but continued to reflect challenging conditions in Europe's food service and hospitality markets, particularly in the major markets in Germany, France and Italy.

1995 COMPARED WITH 1994

The company's equity in earnings of the Henkel-Ecolab joint venture was $8 million, a substantial decrease from the equity in earnings of $11 million in 1994. These disappointing results reflected higher raw material costs, higher overall tax rates and investments made by new management in personnel, organizational development and financial and operating systems. Financial results were also unfavorably affected by weak conditions in the hospitality industry in the joint venture's key market of Germany. Joint venture revenues increased 3 percent for 1995 when measured in Deutsche marks. When translated into U.S. dollars, joint venture sales benefitted from a weaker U.S. dollar and increased 17 percent to $909 million from revenues of $777 million in 1994.

CORPORATE

Corporate operating expense was $3 million in 1996, $4 million in 1995 and $12 million in 1994. Corporate operating expense includes overhead costs directly related to the joint venture. In addition, expense in 1994 included $8 million of merger costs and expenses that were incurred as a result of the merger with Kay.



                                     [GRAPH]


ECOLAB 1996 ANNUAL REPORT              28

                                                            FINANCIAL DISCUSSION

INTEREST AND INCOME TAXES

Net interest expense for 1996 was $14 million and increased 25 percent over net interest expense of $12 in 1995. This increase was due to higher debt levels during 1996, particularly during the first half of the year, reflecting cash used during 1995 for the stock purchase self-tender offer and for business acquisitions during late 1995 and during 1996.

  Net interest expense for 1995 decreased 11 percent from net interest expense of $13 million in 1994. The decrease in net interest expense was due to increased interest income earned on higher average levels of cash and cash equivalents held during 1995 and to the effect of lower interest rates on the company's short-term borrowings.

  The company's annual effective income tax rate for 1996 was 41.4 percent, compared to 1995's effective income tax rate of 39.5 percent. This increase in the effective income tax rate was primarily due to a higher overall effective rate on earnings of International operations and to the effects of business acquisitions. International's effective income tax rate varies from year-to-year with the pre-tax income mix of the various countries in which the company operates and savings related to the availability of one-time tax strategies.

  The annual effective income tax rate of 39.5 percent in 1995 decreased from
40.7 percent in 1994. The decrease in the effective income tax rate in 1995 was principally due to the effects of the Kay merger. The effective income tax rate was higher in 1994 due to the nondeductibility of a major portion of the one-time merger costs and expenses and to income tax expense incurred to record a net deferred tax liability to reflect Kay's future net taxable temporary differences upon its merger with Ecolab. The decrease in the 1995 effective income tax rate also reflected a lower overall effective rate on earnings of International operations. These benefits were partially offset by the loss of Kay's Subchapter S income tax status for 1995 and the elimination of income tax benefits from the discontinuation of most of the company's manufacturing operations in Puerto Rico.

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

  As a result of tax losses on the disposition of a discontinued business in 1992, U.S. federal income tax payments have been reduced by approximately $58 million, including $3 million in 1995 and $15 million in 1994. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. Additional reductions in U.S. federal income tax payments are not anticipated.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

FINANCIAL POSITION

The company maintained its long-term financial objective of an investment grade balance sheet throughout 1996. The company's debt was rated within the "A" categories by the major rating agencies during 1996. Significant changes to the company's balance sheet included the following:

- The company's balance sheet at December 31, 1996, reflected the acquisitions of Huntington Laboratories and the Monarch operations of H.B. Fuller. The increase in other noncurrent assets from year-end 1995 was principally due to these acquisitions.

- During 1996, total debt increased to $176 million from $161 million at year-end 1995 and $147 million at year-end 1994. In January 1996, the company issued $75 million of 7.19 percent, 10-year term senior notes to a group of insurance companies. Proceeds from the debt were used to reduce short-term borrowings and for general corporate purposes, including the Huntington and Monarch acquisitions.

  At December 31, 1996, the ratio of total debt to capitalization was 25 percent, compared with 26 percent at year-end 1995 and 24 percent at year-end 1994. In addition to the level of debt, the total debt to capitalization ratio at year-end 1995 reflected a decrease in shareholders' equity due to the purchase of common stock under the self-tender offer.


                                     [GRAPH]


                                       29              ECOLAB 1996 ANNUAL REPORT

FINANCIAL DISCUSSION

  During 1996, the company entered into arrangements to enhance its future financial flexibility in funding general business needs. In September 1996, the company amended and restated its Multicurrency Credit Agreement, increasing the credit available from $150 million to $225 million and extending the term three years to September 2001. Also, in October 1996, the company filed a shelf registration with the Securities and Exchange Commission for the issuance of up to $200 million of debt securities. The company has no immediate plans to issue debt under the registration.

- Working capital was $108 million at December 31, 1996, compared with $48 million at year-end 1995 and $148 million at year-end 1994. The increase in working capital during 1996 included an increase in cash and cash equivalents and a decrease in short-term debt. The levels of cash and cash equivalents and short-term debt at year-end 1995 were affected by the company's stock purchase self-tender offer in mid-1995. Working capital levels at year-end 1994 included unusually high levels of cash and cash equivalents.

- Changes in the company's investment in the Henkel-Ecolab joint venture are principally due to currency rate changes.


CASH FLOWS

Cash provided by continuing operating activities was $254 million for 1996 and increased significantly from cash provided by continuing operating activities of $163 million in 1995 and $154 million in 1994. Strong earnings, additional operating cash flows from businesses acquired and favorable timing of payments were significant factors in this cash flow improvement. Cash provided by continuing operating activities for 1994 also included a one-time benefit from the receipt of an $18 million income tax refund related to prior years.

  Cash provided by discontinued operations in 1995 and 1994 reflects a reduction in income tax payments as a result of the loss on the disposition of a discontinued business.

  Cash flows used for capital expenditures were $112 million in 1996, $110 million in 1995 and $88 million in 1994. World-wide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. The company has expanded its manufacturing facilities throughout the world in order to meet sales requirements more efficiently. During 1996, new manufacturing facilities were opened in Hebron, Ohio, and in Costa Rica and Mexico. The company also purchased a new manufacturing facility in California, expanded its facilities in Texas, Korea and South Africa and added plants in Indiana and North Carolina through the Huntington and Monarch acquisitions.

  Cash used for financing activities reflected the issuance of $75 million of
7.19 percent senior notes. Proceeds from the debt and strong operating cash flows were used to reduce short-term debt and fund the scheduled repayment related to the company's 9.68 percent senior notes and repayment of indebtedness assumed with the Huntington acquisition.

  In 1996, the company increased its annual dividend rate for the fifth consecutive year. The company has paid dividends on its common stock for 60 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:


                      First      Second       Third         Fourth
                    Quarter     Quarter     Quarter        Quarter        Year
-------------------------------------------------------------------------------
    1996             $0.14       $0.14       $0.14          $0.16        $0.58
    1995              0.125       0.125       0.125          0.14         0.515
    1994              0.11        0.11        0.11           0.125        0.455
-------------------------------------------------------------------------------

LIQUIDITY

The company maintains a $225 million committed line of credit for general corporate financing needs. The credit facility includes a competitive bid feature to minimize the cost of the company's short-term borrowings. The company also has an established commercial paper program, supported by the committed line of credit and a $200 million shelf registration as alternative sources of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from the joint venture, and available credit are adequate to fund all of its 1997 requirements for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.

ECOLAB 1996 ANNUAL REPORT        30


                                                                                CONSOLIDATED STATEMENT OF INCOME

Year ended December 31 (thousands, except per share)                       1996           1995           1994
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                            $1,490,009     $1,340,881     $1,207,614


Cost of Sales                                                           674,953        603,167        533,143

Selling, General and Administrative Expenses                            629,739        575,028        529,507

Merger Costs and Expenses                                                                               8,000
-----------------------------------------------------------------------------------------------------------------


Operating Income                                                        185,317        162,686        136,964


Interest Expense, Net                                                    14,372         11,505         12,909
-----------------------------------------------------------------------------------------------------------------


Income Before Income Taxes and Equity in Earnings of Joint Venture      170,945        151,181        124,055


Provision for Income Taxes                                               70,771         59,694         50,444


Equity in Earnings of Henkel-Ecolab Joint Venture                        13,011          7,702         10,951
-----------------------------------------------------------------------------------------------------------------

Net Income                                                           $  113,185     $   99,189     $   84,562
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


Net Income Per Share

  Net Income Per Common Share                                        $     1.75     $     1.50     $     1.25

  Fully Diluted                                                      $     1.69     $     1.46     $     1.23


Average Common Shares Outstanding                                        64,496         66,097         67,550
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                                       31             ECOLAB 1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

December 31 (thousands, except per share)                                  1996           1995           1994
-----------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                            $   69,275     $   24,718     $   98,255

Accounts receivable, net                                                205,026        198,432        168,807

Inventories                                                             122,248        106,117        100,015

Deferred income taxes                                                    29,344         21,617         22,349

Other current assets                                                      9,614          7,188         11,753
-----------------------------------------------------------------------------------------------------------------
Current Assets                                                          435,507        358,072        401,179

Property, Plant and Equipment, Net                                      332,314        292,937        246,191

Investment in Henkel-Ecolab Joint Venture                               285,237        302,298        284,570

Other Assets                                                            155,351        107,573         88,416

-----------------------------------------------------------------------------------------------------------------

Total Assets                                                         $1,208,409     $1,060,880     $1,020,356
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                                         $27,609        $71,647        $41,820

Accounts payable                                                        103,803         81,931         76,905

Compensation and benefits                                                71,533         59,766         56,445

Income taxes                                                             26,977         18,248         13,113

Other current liabilities                                                97,849         78,946         65,382
-----------------------------------------------------------------------------------------------------------------

Current Liabilities                                                     327,771        310,538        253,665

Long-Term Debt                                                          148,683         89,402        105,393

Postretirement Health Care and Pension Benefits                          73,577         70,666         70,882

Other Liabilities                                                       138,415        133,616        128,608

Shareholders' Equity (common stock, par value $1.00 per share;
  shares outstanding: 1996 - 64,800; 1995 - 64,701; 1994 - 67,671)      519,963        456,658        461,808
-----------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                           $1,208,409     $1,060,880     $1,020,356
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


ECOLAB 1996 ANNUAL REPORT              32

                                                                             CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31 (thousands)                                         1996           1995           1994
-----------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net income                                                           $  113,185     $   99,189     $   84,562

Adjustments to reconcile net income to cash provided by operating activities:

     Depreciation                                                        75,185         64,651         56,867

     Amortization                                                        14,338         11,628         10,002

     Deferred income taxes                                               (6,878)          (759)         2,352

     Equity in earnings of joint venture                                (13,011)        (7,702)       (10,951)

     Joint venture royalties and dividends                               15,769          5,610          5,678

     Other, net                                                           1,023            801            415

     Changes in operating assets and liabilities:

        Accounts receivable                                               2,809        (26,843)       (18,952)

        Inventories                                                      (6,852)        (4,136)       (14,285)

        Other assets                                                     (5,255)       (11,371)        (7,222)

        Accounts payable                                                 16,397          4,561          1,587

        Other liabilities                                                47,559         27,834         44,293
-----------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations                                  254,269        163,463        154,346

Cash provided by discontinued operations                                                 3,000         15,000
-----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                   254,269        166,463        169,346
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Capital expenditures                                                   (111,518)      (109,894)       (88,457)

Property disposals                                                        3,284          1,806          4,836

Sale of investments in securities                                                        4,007          5,022

Businesses acquired                                                     (54,911)       (26,437)        (4,686)

Other, net                                                               (1,449)         6,991          5,145
-----------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                     (164,594)      (123,527)       (78,140)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Notes payable                                                           (42,045)        29,355          8,512

Long-term debt borrowings                                                75,000          2,141

Long-term debt repayments                                               (35,690)       (20,060)       (14,621)

Reacquired shares                                                       (22,790)       (90,391)        (7,889)

Dividends on common stock                                               (36,096)       (33,114)       (27,851)

Other, net                                                               17,088         (4,561)         1,013
-----------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                      (44,533)      (116,630)       (40,836)
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    (585)           157           (757)


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         44,557        (73,537)        49,613

Cash and Cash Equivalents, beginning of year                             24,718         98,255         48,642
-----------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, end of year                               $   69,275     $   24,718     $   98,255
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


Bracketed amounts indicate a use of cash.


See notes to consolidated financial statements.


                                       33            ECOLAB 1996 ANNUAL REPORT


Consolidated Statement of Shareholders' Equity

                                 Common        Additional    Retained       Deferred     Cumulative       Treasury
(thousands)                       Stock   Paid-in Capital    Earnings   Compensation    Translation          Stock          Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993       $69,362          $160,033    $203,054        $(2,289)      $(11,317)      $(27,036)      $391,807


Net income                                                     84,562                                                      84,562

Cash dividends on common stock                                (29,363)                                                    (29,363)

Kay shareholder distributions                                  (2,288)                                                     (2,288)

Stock options                       297             4,209                                                                   4,506

Stock awards                                          616       1,497         (3,307)                        2,190            996

Reacquired shares                                                                                           (7,889)        (7,889)

Amortization                                                                   1,404                                        1,404

Translation                                                                                  18,073                        18,073
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1994        69,659           164,858     257,462         (4,192)         6,756        (32,735)       461,808


Net income                                                     99,189                                                      99,189

Cash dividends on common stock                                (33,715)                                                    (33,715)

Stock options                       419             6,422                                                                   6,841

Stock awards                                          485       2,738         (4,745)                        2,479            957

Reacquired shares                                                                                          (90,391)       (90,391)

Amortization                                                                   2,453                                        2,453

Translation                                                                                   9,516                         9,516
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1995        70,078           171,765     325,674         (6,484)        16,272       (120,647)       456,658


Net income                                                    113,185                                                     113,185

Cash dividends on common stock                                (37,409)                                                    (37,409)

Stock options                       673            14,824                                                                  15,497

Stock awards                                          522       2,912         (3,638)                        1,779          1,575

Reacquired shares                                                                                          (22,790)       (22,790)

Amortization                                                                   2,732                                        2,732

Translation                                                                                  (9,485)                       (9,485)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1996       $70,751          $187,111    $404,362        $(7,390)        $6,787      $(141,658)      $519,963
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK ACTIVITY


                                             1996                           1995                            1994
----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31 (shares) Common Stock  Treasury Stock    Common Stock  Treasury Stock    Common Stock  Treasury Stock
----------------------------------------------------------------------------------------------------------------------------------
Shares, beginning of year         70,078,398      (5,376,917)     69,659,101      (1,988,427)     69,362,191      (1,792,112)

Stock options                        672,343                         419,297                         296,910

Stock awards                                         150,010                         198,314                         167,226

Reacquired shares                                   (723,611)                     (3,586,804)                       (363,541)
----------------------------------------------------------------------------------------------------------------------------------

Shares, end of year               70,750,741      (5,950,518)     70,078,398      (5,376,917)     69,659,101      (1,988,427)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

ECOLAB 1996 ANNUAL REPORT              34

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

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

CASH AND CASH EQUIVALENTS

Cash equivalents include highly liquid investments with a maturity of three months or less when purchased.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 44 percent, 38 percent and 38 percent of consolidated inventories at year-end 1996, 1995 and 1994, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

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

LONG-LIVED ASSETS

The company periodically assesses the recoverability of long-lived and intangible assets based on anticipated future earnings and operating cash flows.

NET INCOME PER SHARE

Net income per common share amounts are computed by dividing net income by the weighted average number of common shares outstanding.

  Fully diluted per share amounts are computed as above and assume exercise of dilutive stock options.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

                                       35              ECOLAB 1996 ANNUAL REPORT

ECOLAB 1996 ANNUAL REPORT

Notes to Consolidated Financial Statements

3. BALANCE SHEET INFORMATION

December 31 (thousands)                             1996       1995       1994
------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET
Accounts receivable                            $ 214,369  $ 206,763  $ 177,510

Allowance for doubtful accounts                   (9,343)    (8,331)    (8,703)
------------------------------------------------------------------------------
Total                                          $ 205,026  $ 198,432  $ 168,807
------------------------------------------------------------------------------
------------------------------------------------------------------------------

INVENTORIES
Finished goods                                 $  52,232  $  47,035  $  42,955
Raw materials and parts                           73,060     62,132     60,251
Excess of fifo cost over lifo cost                (3,044)    (3,050)    (3,191)
------------------------------------------------------------------------------
Total                                          $ 122,248  $ 106,117  $ 100,015
------------------------------------------------------------------------------
------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET
Land                                           $   7,969  $   6,941  $   6,348
Buildings and leaseholds                         129,781    117,042    107,259
Machinery and equipment                          208,704    188,453    174,203
Merchandising equipment                          330,277    292,962    257,766
Construction in progress                          11,745     14,571      6,236
------------------------------------------------------------------------------
                                                 688,476    619,969    551,812

Accumulated depreciation
  and amortization                              (356,162)  (327,032)  (305,621)
------------------------------------------------------------------------------
Total                                          $ 332,314  $ 292,937  $ 246,191
------------------------------------------------------------------------------
------------------------------------------------------------------------------

OTHER ASSETS
Intangible assets, net                         $  96,865  $  50,773  $  37,549
Investments in securities                          5,000      5,000      5,000
Deferred income taxes                             26,582     27,383     26,212
Other                                             26,904     24,417     19,655
------------------------------------------------------------------------------
Total                                          $ 155,351  $ 107,573  $  88,416
------------------------------------------------------------------------------

SHORT-TERM DEBT
Notes payable                                  $  12,333  $  54,950  $  25,302
Long-term debt, current maturities                15,276     16,697     16,518
------------------------------------------------------------------------------
Total                                          $  27,609  $  71,647  $  41,820
------------------------------------------------------------------------------

LONG-TERM DEBT
7.19% senior notes, due 2006                   $  75,000  $          $
9.68% senior notes, due 1995-2001                 71,429     85,714    100,000
Other                                             17,530     20,385     21,911
------------------------------------------------------------------------------
                                                 163,959    106,099    121,911

Long-term debt, current maturities               (15,276)   (16,697)   (16,518)
------------------------------------------------------------------------------
Total                                          $ 148,683  $  89,402  $ 105,393
------------------------------------------------------------------------------
------------------------------------------------------------------------------



  In January 1996, the company issued $75 million of 7.19 percent senior notes to a group of insurance companies. Proceeds from the debt were used to reduce short-term debt and for business acquisitions and other general corporate purposes.

  The 9.68 percent senior notes were issued by the company to a group of insurance companies. The notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

  In September 1996, the company amended and restated its Multicurrency Credit Agreement, increasing the credit available to $225 million and extending the term three years to September 2001. The terms of the new agreement are generally similar to the previous $150 million credit facility. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in G-7 currencies or certain other currencies, if available. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under the agreement at year-end 1996. The agreement includes a covenant regarding the ratio of total debt to capitalization.

  In October 1996, the company filed a shelf registration with the Securities and Exchange Commission for the issuance of up to $200 million of debt securities. The filing is intended to enhance the company's future financial flexibility in funding general business needs. The company has no immediate plans to issue debt under the registration.

  As of December 31, the weighted average interest rate on notes payable was 5.1 percent for 1996, 6.3 percent for 1995 and 5.3 percent for 1994.

  As of December 31, 1996, the aggregate annual maturities of long-term debt for the next five years were: 1997 - $15,276,000; 1998 - $15,222,000; 1999 -
$15,222,000; 2000 - $15,182,000 and 2001 - $14,988,000.

  Interest expense was $19,084,000 in 1996, $15,857,000 in 1995 and $16,213,000
in 1994. Total interest paid was $16,897,000 in 1996, $16,170,000 in 1995 and
$16,402,000 in 1994.

  Other noncurrent liabilities included income taxes payable of $100 million at December 31, 1996, $96 million at December 31, 1995 and $94 million at December 31, 1994. Income taxes payable reflected a reduction in U.S. federal income tax payments during 1995 and prior years, as a result of tax losses on the disposition of a discontinued business in 1992.

ECOLAB 1996 ANNUAL REPORT              36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

The company uses hedging and derivative financial instruments to limit financial risk related to foreign currency exchange rates, interest rates and other market risks. The company does not hold hedging or derivative financial instruments of a speculative nature.

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

  The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $115 million at December 31, 1996, $125 million at December 31, 1995, and $110 million at December 31, 1994. The unrealized gains on these contracts were not significant.


FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company as of year-end 1996, 1995 and 1994 were:

  December 31 (thousands)                       1996         1995         1994
------------------------------------------------------------------------------
Carrying amount
  Cash and cash equivalents                $  69,275     $ 24,718     $ 98,255
  Long-term investments in securities          5,000        5,000        5,000
  Short-term debt                             27,609       71,647       41,820
  Long-term debt                             148,683       89,402      105,393
Fair value

  Long-term debt                           $ 155,558     $ 98,513     $109,792
------------------------------------------------------------------------------

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

5. BUSINESS ACQUISITIONS

BUSINESSES ACQUIRED

In February 1996, the company acquired Huntington Laboratories, Inc. of Huntington, Indiana. Huntington is a supplier of sanitizing and infection-control products for the U.S. healthcare market and a supplier of gym floor finishes. Huntington has become part of the company's Professional Products Division (formerly the Janitorial Division), complementing the division's existing product lines. Included in the purchase was Huntington's QUATS-Surfactants disinfectant business which did not fit Ecolab's business strategies and, therefore, was sold in July 1996. Huntington's Gam-Med business was also sold in early 1997. Annual sales of the core Huntington operations, which the company retained, were approximately $50 million. Ecolab's purchase price for Huntington included cash consideration and the assumption of existing indebtedness which the company repaid concurrent with the consummation of the stock purchase transaction.

  In August 1996, the company acquired the Monarch division of H.B. Fuller Company of Saint Paul, Minnesota. Monarch is a provider of cleaning and sanitizing products and services to the food processing and farm markets in the United States and Canada. Monarch had annual sales of approximately $30 million and has become part of the company's Food and Beverage Division.

  These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition.

KAY MERGER

In December 1994, the company issued approximately 4.5 million shares of its common stock in exchange for all of the outstanding common stock of Kay Chemical Company and affiliates ("Kay"). The merger was accounted for as a pooling-of-interests and, accordingly, the company's consolidated financial statements were restated to include the accounts and operations of Kay for all periods prior to the merger.

                                       37              ECOLAB 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  In connection with the merger, $8.0 million of merger costs and expenses ($6.9 million after-tax, or $0.10 per common share) were incurred and charged to expense in the fourth quarter of 1994. The merger costs and expenses consisted of merger-related bonus payments made to Kay non-shareholder employees and legal, accounting and investment banking fees.

  Kay was a Subchapter S Corporation for income tax purposes and, therefore, did not pay U.S. federal income taxes. Kay has been included in Ecolab's U.S. federal income tax return effective December 7, 1994, and, therefore, a net deferred tax liability and corresponding charge to income tax expense of $1.3 million or $0.02 per common share was recorded upon closing to reflect Kay's net taxable temporary differences.

  The table below includes unaudited pro forma net income and net income per common share amounts for 1994, which reflect the elimination of the nonrecurring merger costs and expenses and pro forma adjustments to present income taxes on the basis on which they are being reported subsequent to the merger.

     (thousands, except per share)                       1994
--------------------------------------------------------------
     Net income, as reported                           $84,562
          Merger costs and expenses                      6,900
          Kay net deferred tax liability                 1,300
          Kay Subchapter S status                       (2,298)
--------------------------------------------------------------
     Pro forma net income                              $90,464
--------------------------------------------------------------
--------------------------------------------------------------
     Net income per common share
          As reported                                  $  1.25
          Pro forma                                    $  1.34
--------------------------------------------------------------
--------------------------------------------------------------

6. HENKEL-ECOLAB JOINT VENTURE

The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The joint venture's operations and the company's equity in earnings of the joint venture included:

(thousands)                                     1996         1995         1994
------------------------------------------------------------------------------
Joint venture
  Net sales                                 $905,402     $909,196     $776,647
  Gross profit                               497,909      502,849      440,993
  Income before income taxes                  65,091       44,392       48,389
  Net income                                 $34,808      $22,406      $26,109
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Ecolab equity in earnings
  Ecolab equity in net income                $17,404      $11,203      $13,605
  Ecolab royalty income from joint
    venture, net of income taxes               4,730        5,814        5,745
  Amortization expense for the excess
    of cost over the underlying net
    assets of the joint venture               (9,123)      (9,315)      (8,399)
------------------------------------------------------------------------------
  Equity in earnings of Henkel-Ecolab
    joint venture                          $  13,011    $   7,702    $  10,951
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  The company's investment in the Henkel-Ecolab joint venture includes the unamortized excess of the company's investment over its equity in the joint venture's net assets. This excess was $174 million at December 31, 1996, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.Condensed balance sheet information for the Henkel-Ecolab joint venture was:

December 31 (thousands)                         1996         1995         1994
------------------------------------------------------------------------------
Current assets                              $425,225     $393,391     $360,648
Noncurrent assets                            142,227      145,722      127,244
Current liabilities                          309,599      247,980      233,876
Noncurrent liabilities                      $ 75,360     $ 71,119     $ 59,710
------------------------------------------------------------------------------
------------------------------------------------------------------------------
7. Income Taxes

Income before income taxes and equity in earnings of joint venture consisted of:

(thousands)                                     1996         1995         1994
------------------------------------------------------------------------------

Domestic                                    $144,888     $123,628     $108,656
Foreign                                       26,057       27,553       15,399
------------------------------------------------------------------------------
Total                                       $170,945     $151,181     $124,055
------------------------------------------------------------------------------
------------------------------------------------------------------------------

ECOLAB 1996 ANNUAL REPORT              38

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The provision for income taxes consisted of:

(thousands)                                     1996         1995         1994
------------------------------------------------------------------------------
Federal, state and Puerto Rico               $66,868      $52,473      $44,619

Foreign                                       10,781        7,980        3,473
------------------------------------------------------------------------------
Currently payable                             77,649       60,453       48,092
------------------------------------------------------------------------------


Federal, state and Puerto Rico                (6,748)          74          300

Foreign                                         (130)        (833)       2,052
------------------------------------------------------------------------------
Deferred                                      (6,878)        (759)       2,352
------------------------------------------------------------------------------

Provision for income taxes                   $70,771      $59,694      $50,444
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:

December 31 (thousands)                         1996         1995         1994
------------------------------------------------------------------------------
Deferred tax assets

  Postretirement health care
  and pension benefits                       $29,596      $28,689      $28,084

  Other accrued liabilities                   39,151       28,339       26,616

  Loss carryforwards                           4,780        5,482        5,109

  Other, net                                   8,814        9,209        9,405

  Valuation allowance                         (1,462)      (1,462)      (1,462)
------------------------------------------------------------------------------
  Total                                       80,879       70,257       67,752
------------------------------------------------------------------------------

  Deferred tax liabilities

    Property, plant and equipment
      bases differences                       23,496       19,524       17,579
------------------------------------------------------------------------------
  Other, net                                   1,457        1,733        1,612
------------------------------------------------------------------------------
  Total                                       24,953       21,257       19,191
------------------------------------------------------------------------------
Net deferred tax assets                      $55,926      $49,000      $48,561
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:


                                                1996         1995         1994
------------------------------------------------------------------------------
  Statutory U.S. rate                          35.0%        35.0%        35.0%
  State income taxes, net of federal benefit     4.2          4.2          3.8
  Puerto Rico operations                                                  (1.3)
  Foreign operations                              .5         (1.2)          .4
  Kay Subchapter S status                                                  (.1)
  Kay deferred tax liability                                               1.0
  Other, net                                     1.7          1.5          1.9

------------------------------------------------------------------------------
  Effective income tax rate                    41.4%        39.5%        40.7%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Cash paid for income taxes was $71,963,000 in 1996, $55,214,000 in 1995 and $34,686,000 in 1994. As a result of tax losses on the disposition of a discontinued business in 1992, the company's U.S. federal income tax payments have been reduced by approximately $58 million, including $3 million in 1995 and $15 million in 1994. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. These income tax benefits will be recognized as income attributable to discontinued operations to the extent the company's treatment of the losses is accepted.

     As of December 31, 1996, undistributed earnings of international subsidiaries and the Henkel-Ecolab joint venture of approximately $60 million and $45 million, respectively, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be offset substantially by available foreign tax credits.

8. RETIREMENT PLANS

PENSION PLANS

The company has a noncontributory defined benefit pension plan covering substantially all of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans. Pension expense included the following components:

(thousands)                                     1996         1995         1994
------------------------------------------------------------------------------
   Service cost - employee benefits
     earned during the year                  $12,615       $9,878      $10,627

   Interest cost on projected
     benefit obligation                       16,084       14,481       13,348

   Actual return on plan assets              (20,389)     (27,356)       1,952

   Net amortization and deferral               7,542       15,430      (11,260)
------------------------------------------------------------------------------
   U.S. pension expense                       15,852       12,433       14,667

   International pension expense               1,261        1,040        1,005
------------------------------------------------------------------------------
   Total pension expense                     $17,113      $13,473      $15,672
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                        39            ECOLAB 1996 ANNUAL REPORT

Notes to Consolidated Financial Statements

   The funded status of the U.S. pension plan was:

   December 31 (thousands)                      1996         1995         1994
------------------------------------------------------------------------------
   Actuarial present value of:

   Vested benefit obligation                $167,652     $150,521     $121,251

   Non-vested benefit obligation              10,701       12,089        9,755
------------------------------------------------------------------------------
   Accumulated benefit obligation            178,353      162,610      131,006

   Effect of projected future
     salary increases                         61,763       54,398       46,801
------------------------------------------------------------------------------
   Projected benefit obligation              240,116      217,008      177,807

   Plan assets at fair value                 196,839      167,231      130,262
------------------------------------------------------------------------------
   Plan assets less than the projected
     benefit obligation                      (43,277)     (49,777)     (47,545)

   Unrecognized prior service cost            20,325       22,230       24,135

   Unrecognized net loss                      37,763       44,258       39,238

   Unrecognized net transition asset         (11,926)     (13,329)     (14,732)

   Adjustment required to recognize
     minimum liability                                                  (1,840)
------------------------------------------------------------------------------
   Prepaid (accrued) pension expense          $2,885       $3,382        $(744)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The company's policy is to fund pension costs currently to the extent deductible for income tax purposes. U.S. pension plan assets consist primarily of equity and fixed income securities. International pension benefit obligations and plan assets were not significant.

     U.S. pension plan assumptions, in addition to projections for employee turnover and retirement ages, were:


                                                1996         1995         1994
------------------------------------------------------------------------------
   Discount rate for service and
     interest cost, at beginning of year       7.50%        8.25%        7.50%

   Projected salary increases,
     weighted average                            5.1          5.1          5.6

   Expected return on plan assets                9.0          9.0          9.0

   Discount rate for year-end
     benefit obligations                       7.75%        7.50%        8.25%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     At December 31, 1996, the company updated the mortality assumptions used in its actuarial pension plan calculations. The effect of this change and the change in 1995 for projected salary increases, as well as the effect of changes in the discount rate used for determining the year-end pension benefit obligations and future service and interest cost was:

   (millions,  increase (decrease))             1996         1995         1994
------------------------------------------------------------------------------
   Pension expense                              $2.1        $(3.4)        $2.1

   Projected benefit obligation                $ 1.2        $17.6       $(22.0)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

    The adjustment required to recognize a minimum liability as of year-end 1994 has been included in the company's noncurrent liability for postretirement healthcare and pension benefits with an equal amount included in the Consolidated Balance Sheet as an intangible asset.

    The company also has noncontributory defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $10 million at December 31, 1996, and the annual expense for these plans was approximately
$2 million in each of the years 1996, 1995 and 1994.

POSTRETIREMENT HEALTH CARE BENEFITS

     The company provides postretirement health care benefits to substantially all U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.
Employees outside the U.S. are generally covered under government-sponsored programs and the cost for providing benefits under company plans was not significant.

Postretirement health care benefit expense was:

   (thousands)                                  1996         1995         1994
------------------------------------------------------------------------------

   Service cost - benefits attributed to
     service during the period                $3,298       $2,473       $2,672

   Interest cost on accumulated post-
     retirement benefit obligation             4,398        3,972        3,740

   Actual return on plan assets                 (863)        (703)         (66)

   Net amortization and deferral                (213)        (271)        (719)
------------------------------------------------------------------------------
   Total expense                              $6,620       $5,471       $5,627
------------------------------------------------------------------------------
------------------------------------------------------------------------------


ECOLAB 1996 ANNUAL REPORT            40

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The funded status of the postretirement health care plan was:


 December 31 (thousands)                          1996           1995           1994
---------------------------------------------------------------------------------------
 Actuarial present value of accumulated
   postretirement benefit obligation for:
     Retirees                                 $ 22,932       $ 18,112       $ 16,453

     Fully eligible active participants          6,533          5,450          4,044

     Other active participants                  42,084         35,885         29,389
---------------------------------------------------------------------------------------
     Total                                      71,549         59,447         49,886

 Plan assets at fair value                      11,885          9,269          6,298
---------------------------------------------------------------------------------------
 Plan assets less than accumulated
   postretirement benefit obligation          (59,664)       (50,178)       (43,588)

 Unrecognized gain for prior service           (9,648)       (10,199)       (10,750)

 Unrecognized net loss (gain)                    5,984          (968)        (5,544)
---------------------------------------------------------------------------------------
 Unfunded accrued postretirement
   health care benefits                      $(63,328)      $(61,345)      $(59,882)
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------



    As of December 31, the discount rate for the postretirement health care benefits plan was 7.75 percent for 1996, 7.50 percent for 1995 and 8.25 percent for 1994. The expected long-term rate of return on plan assets was changed to
9.0 percent at year-end 1996 from 6.0 percent in 1995 and 1994. The changes in the discount rate and the expected rate of return on plan assets did not have a significant effect on the expense or obligation of the plan. Plan assets consist primarily of equity and fixed income securities.

    For measurement purposes, 10.5 percent (for pre-age 65 retirees) and 8.3 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 1997. The rates were assumed to decrease gradually to 6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees. An increase in the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of year-end 1996 by approximately $5 million and 1996 expense by approximately $0.4 million.

SAVINGS PLAN

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contribution is invested in Ecolab common stock and amounted to $6,622,000 in 1996, $5,919,000 in 1995 and $5,156,000 in 1994.


9. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 420,048 for 1996, 1,124,768 for 1995 and 2,042,606 for 1994.

    Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options generally become exercisable over periods of up to four years from date of grant and expire within 10 years from date of grant. Stock option transactions were:


 Shares                                           1996           1995           1994
---------------------------------------------------------------------------------------
 Granted                                       633,340        930,673        806,550

 Exercised                                   (672,343)      (419,297)      (296,910)

 Canceled                                     (51,333)       (36,700)       (26,900)
---------------------------------------------------------------------------------------

 December 31:

 Outstanding                                 4,603,624      4,693,960      4,219,284
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
 Exercisable                                 2,929,984      2,856,638      2,321,164
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

 Average exercise price per share                 1996           1995           1994
---------------------------------------------------------------------------------------
 Granted                                        $30.51         $25.35         $21.93

 Exercised                                       15.30          11.42          10.60

 Canceled                                        24.31          20.65          16.84


 December 31:

 Outstanding                                     20.70          18.64          16.49

 Exercisable                                    $17.50         $16.09         $13.99
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

         Stock options outstanding at December 31, 1996, had a range in exercise prices of $11.38 to $37.44 and an average remaining contractual life of 6.5 years. Approximately one-third of the options outstanding had an exercise price of less than $20.00 and were generally exercisable. Approximately one-half of the options outstanding had an exercise price of $20.00 to $30.00. The weighted-average remaining contractual life for each of these groups of options was four years and eight years, respectively.

    Stock awards are generally subject to restrictions including forfeiture in the event of termination of employment. Restrictions generally lapse over periods up to four years. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.


                                          41         ECOLAB 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK INCENTIVE AND
OPTION PLANS  (CONTINUED)

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The company adopted this new standard in 1996. The company has continued to measure compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting it has historically used and, therefore, the new standard has no effect on the company's operating results.

    Had the company used the fair value-based method of accounting for its stock option and incentive plans beginning in 1995 and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income and net income per common share for 1996 and 1995 would have been reduced to the following pro forma amounts:

   (thousands, except per share)                       1996           1995
-----------------------------------------------------------------------------
   Net income

     As reported                                   $113,185        $99,189

     Pro forma                                      111,761         98,622

   Net income per common share

     As reported                                       1.75           1.50

     Pro forma                                     $   1.73        $  1.49
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

    The pro forma information above only includes stock options granted in 1995 and 1996. Compensation expense under the fair value-based method of accounting will increase over the next few years as additional stock option grants are considered.

    The weighted-average grant-date fair value of options granted was $8.30 per option for 1996 and $7.83 per option for 1995. The weighted-average grant-date fair value of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                                       1996           1995
---------------------------------------------------------------------------
   Risk-free interest rate                             6.2%           6.7%

   Expected life                                    6 years        6 years

   Expected volatility                                20.9%          24.8%

   Expected dividend yield                             1.9%           1.9%
---------------------------------------------------------------------------
---------------------------------------------------------------------------

10. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 100 million shares in 1996, 1995 and 1994. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.58 for 1996, $0.515 for 1995 and $0.455 for 1994.

   The company has 15 million shares, without par value, of authorized but unissued preferred stock.

   Each share of outstanding common stock entitles the holder to one preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

   The company maintains a systematic share repurchase program, which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company reacquired 577,300 shares of its common stock in 1996 and 364,000 shares in 1994 for this program through open and private market purchases. The company anticipates that it will continue to periodically reacquire shares under its systematic share repurchase program.

   In June 1995, the company purchased approximately 3.5 million shares (approximately 5 percent of total shares then outstanding) of its common stock at a price of $25.00 per share pursuant to the terms of a "Dutch auction" self-tender offer.


ECOLAB 1996 ANNUAL REPORT              42

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The total purchase price for these shares was approximately $90 million and was funded by excess cash and cash equivalents and by approximately $30 million of short-term borrowings. During 1996, the company purchased 52,900 shares under this program and the company may purchase approximately 2.4 million additional shares from time to time through open market and privately negotiated transactions to complete the remaining portion of a six million share repurchase program.

11. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $35,071,000 in 1996, $32,292,000 in 1995 and $29,129,000 in 1994. As of December
31, 1996, future minimum payments under operating leases with noncancelable terms in excess of one year were:

   (thousands)
-----------------------------------------------------------------------------
   1997                                                             $8,995

   1998                                                              5,674

   1999                                                              3,194

   2000                                                              2,058

   2001                                                              1,687

   Thereafter                                                       11,183
-----------------------------------------------------------------------------
   Total                                                           $32,791
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

12. RESEARCH EXPENDITURES

Research expenditures which related to the development of new products and processes, including significant improvements and refinements to existing products, were $28,676,000 in 1996, $28,031,000 in 1995 and $27,615,000 in 1994.

13. ENVIRONMENTAL COMPLIANCE COSTS

The company and certain subsidiaries are party to various environmental actions which have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position and results of operations to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not included. While the final resolution of these contingencies could result in expenses in excess of current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's results of operations, consolidated financial position or liquidity.

14. GEOGRAPHIC SEGMENTS

Summary information regarding the company's operations in United States and International markets is presented below. International consists of Canadian, Asia Pacific, Latin American, South African and Kay's international operations.


 (thousands)                                      1996           1995           1994
---------------------------------------------------------------------------------------
 Net Sales

   United States                            $1,148,778     $1,030,126       $942,070

   International                               341,231        310,755        265,544
---------------------------------------------------------------------------------------
   Total                                    $1,490,009     $1,340,881     $1,207,614
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
 Operating Income

   United States                              $164,886       $147,330       $134,510

   International                                23,871         19,580         14,838

   Corporate                                    (3,440)        (4,224)       (12,384)
---------------------------------------------------------------------------------------
   Total                                      $185,317       $162,686       $136,964
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
 Identifiable Assets

   United States                              $641,831       $535,107       $453,121

   International                               190,595        183,088        158,064

   Joint venture                               285,237        302,298        284,570

   Corporate                                    90,746         40,387        124,601
---------------------------------------------------------------------------------------
   Total                                    $1,208,409     $1,060,880     $1,020,356
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------



  Corporate operating income included $8 million of merger costs and expenses in 1994.

  In accordance with company policy, operating expenses incurred at the corporate level totaling $23,766,000 in 1996, $22,688,000 in 1995 and
$21,702,000 in 1994 have been allocated to the geographic segments in determining operating income.


                                          43          ECOLAB 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



15. QUARTERLY FINANCIAL DATA (Unaudited)

                                                                          First      Second       Third      Fourth
 (thousands, except per share)                                          Quarter     Quarter     Quarter     Quarter        Year
----------------------------------------------------------------------------------------------------------------------------------
 1996
 Net sales

   United States                                                       $255,695    $287,278    $305,147    $300,658  $1,148,778

   International                                                         78,025      85,918      86,918      90,370     341,231
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                333,720     373,196     392,065     391,028   1,490,009

 Cost of sales                                                          152,589     170,856     175,232     176,276     674,953

 Selling, general and administrative expenses                           147,333     156,991     160,534     164,881     629,739
----------------------------------------------------------------------------------------------------------------------------------
 Operating income

   United States                                                         30,154      39,919      49,889      44,924     164,886

   International                                                          4,378       6,271       7,242       5,980      23,871

   Corporate                                                               (734)       (841)       (832)     (1,033)     (3,440)
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                 33,798      45,349      56,299      49,871     185,317

 Interest expense, net                                                    3,440       4,584       3,592       2,756      14,372
----------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes and equity in earnings of joint venture      30,358      40,765      52,707      47,115     170,945

 Provision for income taxes                                              12,171      16,346      22,263      19,991      70,771

 Equity in earnings of joint venture                                      1,458       3,179       5,084       3,290      13,011
----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                             $19,645     $27,598     $35,528     $30,414    $113,185
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
 Net income per share

   Net income per common share                                            $0.30       $0.43       $0.55       $0.47       $1.75

   Fully diluted                                                          $0.30       $0.42       $0.54       $0.45       $1.69

 Average common shares outstanding                                       64,590      64,307      64,366      64,720      64,496
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

 1995

 Net sales

   United States                                                       $242,226    $255,030    $267,219    $265,651  $1,030,126

   International                                                         67,334      78,384      81,300      83,737     310,755
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                309,560     333,414     348,519     349,388   1,340,881

 Cost of sales                                                          138,619     149,324     156,594     158,630     603,167

 Selling, general and administrative expenses                           139,870     143,748     142,643     148,767     575,028
----------------------------------------------------------------------------------------------------------------------------------
 Operating income

   United States                                                         29,525      35,937      44,416      37,452     147,330

   International                                                          2,695       5,619       5,613       5,653      19,580

   Corporate                                                             (1,149)     (1,214)       (747)     (1,114)     (4,224)
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                 31,071      40,342      49,282      41,991     162,686

 Interest expense, net                                                    2,573       2,444       3,436       3,052      11,505
----------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes and equity in earnings of joint venture      28,498      37,898      45,846      38,939     151,181

 Provision for income taxes                                              11,458      15,235      17,979      15,022      59,694

 Equity in earnings of joint venture                                      1,355       3,175       2,010       1,162       7,702
----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                             $18,395     $25,838     $29,877     $25,079     $99,189
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
 Net income per share

   Net income per common share                                            $0.27       $0.38       $0.46       $0.39      $ 1.50

   Fully diluted                                                          $0.27       $0.38       $0.44       $0.37      $ 1.46

 Average common shares outstanding                                       67,742      67,444      64,537      64,664      66,097
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


ECOLAB 1996 ANNUAL REPORT                                          44

REPORT OF MANAGEMENT

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

  The Board of Directors, acting through its Audit Committee composed solely of outside directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent accountants, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent accountants.

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


/s/ Allan L. Schuman
Allan L. Schuman
President and Chief Executive Officer


/s/ Michael E. Shannon
Michael E. Shannon
Chairman of the Board and
Chief Financial and Administrative Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors

Ecolab Inc.

We have audited the accompanying consolidated balance sheet of Ecolab Inc. as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 1996, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/S/ Coopers & Lybrand L.L.P.

February 24, 1997
Saint Paul, Minnesota



                                        45            ECOLAB 1996 ANNUAL REPORT


SUMMARY OPERATING AND FINANCIAL DATA


 December 31 (thousands, except per share)                     1996         1995        1994         1993         1992        1991
------------------------------------------------------------------------------------------------------------------------------------
 OPERATIONS
 Net sales
   United States                                         $1,148,778   $1,030,126     $942,070     $867,415     $816,405    $757,564
   International                                            341,231      310,755      265,544      234,981      241,229     201,738
   Europe/Magnus/Pulp & Paper
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                  1,490,009    1,340,881    1,207,614    1,102,396    1,057,634     959,302
 Cost of sales                                              674,953      603,167      533,143      491,306      485,206     447,356
 Selling, general and administrative expenses               629,739      575,028      529,507      481,639      446,814     393,700
 Merger costs and nonrecurring expenses                                                 8,000
------------------------------------------------------------------------------------------------------------------------------------
 Operating income                                           185,317      162,686      136,964      129,451      125,614     118,246
 Interest expense, net                                       14,372       11,505       12,909       21,384       35,334      30,489
------------------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations before income
   taxes and equity in earnings of joint venture            170,945      151,181      124,055      108,067       90,280      87,757
 Provision for income taxes                                  70,771       59,694       50,444       33,422       27,392      29,091
 Equity in earnings of joint venture                         13,011        7,702       10,951        8,127        8,600       4,573
------------------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations                          113,185       99,189       84,562       82,772       71,488      63,239
 Income (loss) from discontinued operations                                                                               (274,693)
 Extraordinary loss and changes in accounting principles                                              715                  (24,560)
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                          113,185       99,189       84,562       83,487       71,488    (236,014)
 Preferred stock dividends                                                                                                  (4,064)
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) to common shareholders, as reported      113,185       99,189       84,562       83,487       71,488    (240,078)
 Pro forma adjustments                                                                  5,902       (2,667)      (2,797)     (2,933)
------------------------------------------------------------------------------------------------------------------------------------
 Pro forma net income (loss) to common shareholders        $113,185      $99,189      $90,464      $80,820      $68,691   $(243,011)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Income (loss) per common share, as reported
   Continuing operations                                    $  1.75      $  1.50     $   1.25     $   1.23     $   1.06    $   1.01
   Discontinued operations                                                                                                   (4.69)
   Extraordinary loss and changes in accounting principles                                           0.01                    (0.42)
   Net income (loss)                                           1.75         1.50         1.25         1.24         1.06       (4.10)
 Pro forma income (loss) per common share
   Continuing operations                                       1.75         1.50         1.34         1.19         1.02        0.96
   Net income (loss)                                        $  1.75      $  1.50     $   1.34     $   1.20     $   1.02   $   (4.15)
 Average common shares outstanding                           64,496       66,097       67,550       67,528       67,204      58,525
------------------------------------------------------------------------------------------------------------------------------------
 SELECTED INCOME STATEMENT RATIOS
 Gross profit                                                 54.7%        55.0%        55.9%        55.4%        54.1%       53.4%
 Selling, general and administrative expenses                  42.3         42.9        44.6         43.7         42.2        41.1
 Operating income                                              12.4         12.1        11.3         11.7         11.9        12.3
 Income from continuing operations before income taxes         11.5         11.3        10.3          9.8          8.5         9.1
 Income from continuing operations                              7.6          7.4         7.0          7.5          6.8         6.6
 Effective income tax rate                                    41.4%        39.5%        40.7%        30.9%        30.3%       33.1%
------------------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION
 Current assets                                            $435,507     $358,072     $401,179     $311,051     $264,512    $293,053
 Property, plant and equipment, net                         332,314      292,937      246,191      219,268      207,183     198,086
 Investment in Henkel-Ecolab joint venture                  285,237      302,298      284,570      255,804      289,034     296,292
 Net assets of Ecolab Europe and discontinued operations                                                                    70,000
 Other assets                                               155,351      107,573       88,416      105,607       98,135      82,857
------------------------------------------------------------------------------------------------------------------------------------
 Total assets                                            $1,208,409   $1,060,880   $1,020,356     $891,730     $858,864    $940,288
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Current liabilities                                       $327,771     $310,538     $253,665     $201,498     $192,023    $240,219
 Long-term debt                                             148,683       89,402      105,393      131,861      215,963     325,492
 Postretirement health care and pension benefits             73,577       70,666       70,882       72,647       63,393      56,427
 Other liabilities                                          138,415      133,616      128,608       93,917       29,179      11,002
 Convertible preferred stock
 Shareholders' equity                                       519,963      456,658      461,808      391,807      358,306     307,148
------------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity              $1,208,409   $1,060,880   $1,020,356     $891,730     $858,864    $940,288
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 SELECTED CASH FLOW INFORMATION
 Cash provided by operating activities                     $254,269     $166,463     $169,346     $175,674     $120,217    $128,999
 Capital expenditures                                       111,518      109,894       88,457       68,321       59,904      53,752
 Long-term debt borrowings (repayments), net                 39,310      (17,919)     (14,621)     (81,813)    (164,541)    154,090)
 Cash dividends on common stock                              36,096       33,114       27,851       24,037       21,983      22,027
 Cash dividends declared per common share                   $  0.58     $  0.515    $   0.455    $   0.395      $0.3575    $   0.35
------------------------------------------------------------------------------------------------------------------------------------
 SELECTED FINANCIAL MEASURES/OTHER
 Total debt and preferred stock                            $176,292     $161,049     $147,213     $151,281     $236,695    $407,221
 Total debt and preferred stock to capitalization             25.3%        26.1%        24.2%        27.9%        39.8%       57.0%
 Book value per common share                                $  8.02      $  7.06    $    6.82     $   5.80     $   5.31    $   4.59
 Return on beginning equity                                   24.8%        21.5%        21.6%        23.3%        23.3%       13.6%
 Dividends/net income per common share                        33.1%        34.3%        36.4%        31.9%        33.7%       42.7%
 Annual common stock price range                       $39.50-29.13 $31.75-20.00 $23.50-19.25 $23.81-18.13 $19.13-13.31 $16.75-9.75
 Number of employees                                          9,573        9,026        8,206        7,822        7,601       7,428
------------------------------------------------------------------------------------------------------------------------------------

 December 31 (thousands, except per share)                             1990        1989         1988         1987        1986
-------------------------------------------------------------------------------------------------------------------------------
 OPERATIONS
 Net sales
   United States                                                   $712,579     $646,895     $589,715     $544,310     $485,638
   International                                                    184,220      179,705      159,374      103,168       64,973
   Europe/Magnus/Pulp & Paper                                       150,809      122,871      122,250      104,174       93,502
-------------------------------------------------------------------------------------------------------------------------------
   Total                                                          1,047,608      949,471      871,339      751,652      644,113
 Cost of sales                                                      495,086      461,256      433,734      361,545      304,942
 Selling, general and administrative expenses                       425,983      383,512      337,707      307,851      262,823
 Merger costs and nonrecurring expenses                                           12,978                    18,441
-------------------------------------------------------------------------------------------------------------------------------
 Operating income                                                   126,539       91,725       99,898       63,815       76,348
 Interest expense, net                                               28,321       31,628       31,097       21,440        2,975
-------------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations before income                     98,218       60,097       68,801       42,375       73,373
   taxes and equity in earnings of joint venture                     32,494       19,411       21,285       20,724       29,326
------------------------------------------------------------------------------------------------------------------------------------
 Provision for income taxes
 Equity in earnings of joint venture
 Income from continuing operations                                   65,724       40,686       47,516       21,651       44,047
 Income (loss) from discontinued operations                          (4,408)     (29,379)       4,238      126,551        7,357
 Extraordinary loss and changes in accounting principles
-------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                   61,316       11,307       51,754      148,202       51,404
 Preferred stock dividends                                           (7,700)        (429)
-------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) to common shareholders, as reported               53,616       10,878       51,754      148,202       51,404
 Pro forma adjustments                                               (2,956)      (3,196)      (2,622)      (2,606)      (2,924)
-------------------------------------------------------------------------------------------------------------------------------
 Pro forma net income (loss) to common shareholders                 $50,660      $ 7,682      $49,132     $145,596      $48,480
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Income (loss) per common share, as reported
   Continuing operations                                           $   1.12     $   0.68     $   0.81     $   0.37     $   0.75
   Discontinued operations                                            (0.09)       (0.50)        0.07         2.18         0.13
   Extraordinary loss and changes in accounting principles
   Net income (loss)                                                   1.04         0.18         0.88         2.56         0.88
 Pro forma income (loss) per common share
   Continuing operations                                               1.07         0.63         0.77         0.33         0.70
   Net income (loss)                                               $   0.98     $   0.13     $   0.84     $   2.51     $   0.83
 Average common shares outstanding                                   51,649       59,258       58,594       57,990       58,474
-------------------------------------------------------------------------------------------------------------------------------
 SELECTED INCOME STATEMENT RATIOS
 Gross profit                                                         52.7%        51.4%        50.2%        51.9%        52.7%
 Selling, general and administrative expenses                          40.6        41.7         38.7         43.4         40.8
 Operating income                                                      12.1         9.7         11.5          8.5         11.9
 Income from continuing operations before income taxes                  9.4         6.3          7.9          5.6         11.4
 Income from continuing operations                                      6.3         4.3          5.5          2.9          6.8
 Effective income tax rate                                            33.1%        32.3%        30.9%        48.9%        40.0%
-------------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION
 Current assets                                                    $216,612     $370,875     $265,291     $283,700     $275,782
   Property, plant and equipment, net                               187,735      203,056      194,509      176,856      154,277

 Investment in Henkel-Ecolab joint venture
 Net assets of Ecolab Europe and discontinued operations            404,007      354,179      370,994      394,289
 Other assets                                                        76,904       65,936       73,833       74,304       56,318
-------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                      $885,258     $994,046     $904,627     $929,149     $486,377
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Current liabilities                                               $177,643     $201,585     $181,758     $247,825     $158,533
 Long-term debt                                                     208,147      228,632      257,500      258,273       39,565
 Postretirement health care and pension benefits                      8,742       12,859       12,768       12,150        9,371
 Other liabilities                                                   28,792       25,343       11,590        9,863       16,706
 Convertible preferred stock                                        110,000      110,000
 Shareholders' equity                                               351,934      415,627      441,011      401,038      262,202
-------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                        $885,258     $994,046     $904,627     $929,149     $486,377
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

 SELECTED CASH FLOW INFORMATION
 Cash provided by operating activities                             $154,208     $123,215     $113,514     $146,310      $89,490
 Capital expenditures                                                58,069       54,430       62,125       57,549       37,469
 Long-term debt borrowings (repayments), net                        (15,842)     (34,215)       4,916      162,631       (9,916)
 Cash dividends on common stock                                      24,387       18,008       17,398       16,184       15,329
   Cash dividends declared per common share                       $   0.335     $   0.33     $   0.32     $   0.30      $0.2825
-------------------------------------------------------------------------------------------------------------------------------

 SELECTED FINANCIAL MEASURES/OTHER
 Total debt and preferred stock                                    $353,886     $382,764     $300,448     $320,080      $83,645
 Total debt and preferred stock to capitalization                     50.1%        47.9%        40.5%        44.4%        24.2%
   Book value per common share                                     $   6.81     $   7.09     $   7.45     $   6.92     $   4.59
 Return on beginning equity                                           12.9%         2.5%        12.9%        19.5%        21.0%
 Dividends/net income per common share                                32.2%       183.3%        36.4%        34.1%        32.1%
 Annual common stock price range                                $15.56-8.31 $17.88-12.44 $13.88-10.63  $16.88-9.25 $14.66-10.28
   Number of employees                                                8,106        7,845        7,684        7,479        7,455
-------------------------------------------------------------------------------------------------------------------------------

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

                                        47            ECOLAB 1996 ANNUAL REPORT

                        APPENDIX:  Graphic and Image Material



PAGE NUMBER        DESCRIPTION
-----------        -----------

    24 Pie chart illustrating United States and International consolidated business mix for 1996 as follows:

                   United States            77%
                   International            23%

    24 Bar graph of consolidated net sales in millions of dollars for the last three fiscal years as follows:

                   1996                     $1,490
                   1995                     $1,341
                   1994                     $1,208

    26 Pie chart illustrating the United States business mix for 1996 of Ecolab's 7 divisions for 1996 as follows:

                   Institutional            55%
                   Food and Beverage        15%
                   Pest Elimination          9%
                   Professional Products     8%
                   Kay                       6%
                   Textile Care              5%
                   Water Care                2%

    26 Bar graph of United States net sales in millions of dollars for the last three fiscal years as follows:

                   1996                     $1,149
                   1995                     $1,030
                   1994                     $  942

    27 Pie chart illustrating the International business mix of Ecolab for 1996 as follows:

                   Asia Pacific                  45%
                   Latin America                 24%
                   Canada                        19%
                   Kay, Africa and Other         12%

PAGE NUMBER        DESCRIPTION
-----------        -----------

   27 Bar graph of International net sales in millions of dollars for the last three fiscal years as follows:

                   1996                          $341
                   1995                          $311
                   1994                          $266

   28 Pie chart illustrating the business mix of the business divisions of the Henkel-Ecolab Joint Venture for 1996 as follows:

                   Institutional                 33%
                   Professional Hygiene          26%
                   Food (P3) Hygiene             25%
                   Textile Hygiene               16%

   28 Bar graph of Ecolab's equity in millions of dollars in the earnings of the Henkel-Ecolab Joint Venture for the last three fiscal years as follows:

                   1996                          $13
                   1995                          $ 8
                   1994                          $11

   29 Pie chart illustrating Ecolab's percentage of total debt and shareholder's equity as of December 31, 1996 as follows:

                   Total Debt                    25%
                   Shareholders' Equity          75%

   29 Bar graph of the ratio of total debt to capitalization as of December 31 for each of the last three years as follows:

                   1996                          25%
                   1995                          26%
                   1994                          24%