Form 10-K405, Exhibit 13
period 1997-12-31
ECOLAB INC
filed 1998-03-10
CIK 31462

FINANCIAL DISCUSSION

The following discussion and analysis provides information that management believes is useful in understanding the company's operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes.

     This financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which represent Ecolab's expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ materially from those of such Forward-Looking Statements. We refer readers to the company's statement entitled "Forward-Looking Statements and Risk Factors" which is contained under Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Additional risk factors may be described from time to time in Ecolab's filings with the Securities and Exchange Commission.

1997 OVERVIEW

Ecolab achieved another year of exceptionally strong financial results in 1997. It was the sixth consecutive year of record financial results for the company. These financial accomplishments were recognized in the marketplace as Ecolab's stock price increased 47 percent during 1997 and, including cash dividends, yielded a 49 percent total return to shareholders. The more significant accomplishments included:

                            TOTAL RETURN TO SHAREHOLDERS
                                     (Percent)

                                      [GRAPH]

- For the second year in a row, the company exceeded all three of its long-term financial objectives of 15 percent growth in net income per common share, 20 percent return on beginning shareholders' equity and an investment grade balance sheet.

- Consolidated net sales reached a record $1.6 billion, an increase of 10 percent over the prior year.

- The core Institutional and Food & Beverage operations had strong performances. As a result, the company's gross profit margin reached 56.0 percent of net sales and the 1997 operating income margin increased to 13.3 percent of net sales; both representing record levels.

- Net income for 1997 increased to a record level of $134 million, or basic net income per common share of $1.03. During 1997, the company also reported diluted net income per common share, as required under new accounting standards. For 1997, diluted net income per common share was $1.00, a record high and an 18 percent increase over the prior year.

- The company continued to realize strong operating cash flows and maintained moderate debt levels. As a result, Ecolab maintained its long-term financial objective of an investment grade balance sheet and the company's debt was rated within the "A" categories by the major rating agencies.

- Return on beginning shareholders' equity reached a record 25.8 percent. 1997 was the sixth consecutive year that the company exceeded its long-term financial objective to achieve a 20 percent return on beginning shareholders' equity.

                             RETURN ON BEGINNING EQUITY
                                     (Percent)

                                      [GRAPH]

- The company increased its annual dividend rate for the sixth consecutive year. The annual dividend rate was increased 19 percent to an annual rate of $0.38 per common share. The company has paid dividends on its common stock for 61 consecutive years.

- The company's common stock was split two-for-one in the form of a 100 percent stock dividend paid January 15, 1998 to shareholders of record on December 26, 1997. This was the third such stock split in the last 11 years. All per share and number of share data included in the 1997 financial report have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Shareholders' Equity.

- The company made several business acquisitions during 1997. At year-end 1997, the company acquired Gibson Chemical Industries Limited (Gibson) located in Melbourne, Australia. Gibson is a manufacturer and marketer of cleaning

FINANCIAL DISCUSSION

and sanitizing products, primarily for the Australian and New Zealand institutional, healthcare and industrial markets. Gibson has been included in the company's consolidated balance sheet at year-end 1997 and will be included in the company's consolidated results of operations beginning in 1998. Gibson had annual sales of approximately $130 million in 1997.

     During 1997, the company also added to its Institutional and Food & Beverage operations in the United States and to its operations in Canada and in the Central Africa region through business acquisitions.

     All of these acquisitions have been accounted for as purchases, and accordingly, the results of their operations have been included in the company's financial statements from the dates of acquisition. Additional information related to these acquisitions is included in Note 5 of the notes to consolidated financial statements.

OPERATING RESULTS

CONSOLIDATED

(thousands, except per share)                 1997           1996           1995
-----------------------------           ----------     ----------     ----------
Net sales                               $1,640,352     $1,490,009     $1,340,881
Operating income                           218,504        185,317        162,686
Net income                              $  133,955     $  113,185     $   99,189
Net income per common share
     Basic                              $     1.03     $     0.88     $     0.75
     Diluted                            $     1.00     $     0.85     $     0.73

     Consolidated net sales for 1997 were over $1.6 billion, an increase of 10 percent compared to net sales of nearly $1.5 billion in 1996. Both the company's U.S. and International operations contributed to this sales growth. Business acquisitions in 1997 and the annualized effect of businesses acquired in 1996 accounted for approximately one-fourth of the growth in sales for 1997. The growth in sales also reflected the benefits of new product introductions, an increased sales-and-service force, new customers and competitive gains. A continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States, also had a favorable effect on sales for 1997.

                                 Consolidated
                                 Business Mix
                                    Sales
                             (Dollars in Millions)
                                   [Graph]

     Consolidated operating income increased 18 percent for 1997 and reached $219 million compared to consolidated operating income of $185 million in 1996. This growth included the benefits of business acquisitions, which accounted for approximately 20 percent of the increase. The consolidated operating income margin was 13.3 percent in 1997, a substantial improvement over the 1996 consolidated operating income margin of 12.4 percent. Most of the company's businesses contributed to these income improvements; however, strong performances by the core U.S. Institutional and Food & Beverage businesses during 1997 were the major contributors to the company's overall profit improvement. The increase in the operating income margin for 1997 reflected a substantial increase in the gross profit margin, which was partially offset by a modest increase in selling, general and administrative expenses as a percentage of net sales. The gross profit margin improved to 56.0 percent in 1997 from a gross profit margin of 54.7 percent in 1996. The increase in gross profit margin reflected higher sales levels of the company's more profitable core U.S. operations, a more stable raw material cost environment and good sales volume growth, particularly in the sales of new products. The benefits of selling price increases continued to be limited due to market pressures. Selling, general and administrative expenses were 42.7 percent of net sales in 1997, compared to 42.3 percent of net sales in 1996. This increase reflected investments in the sales-and-service force and the higher sales levels of the core U.S. operations, which have relatively higher selling expenses. These increases were partially offset by continued tight cost controls, improved sales productivity levels and strong sales growth during 1997. The company anticipates that the monetary problems which began in East Asia in late 1997 will slow the growth of consolidated operating income results in 1998, particularly early in the year. However, the impact is expected to be limited unless substantially broader areas of the Asia Pacific region are affected.

     Net income for 1997 reached $134 million, or $1.00 per share on a diluted basis, and increased 18 percent over last year's net income of $113 million, or $0.85 per share. Net income improved to 8.2 percent of net sales, compared to

FINANCIAL DISCUSSION

7.6 percent in 1996. The increase in net income reflected the benefits of strong operating income performance, lower net interest expense and modestly higher equity in earnings of the Henkel-Ecolab joint venture, which were partially offset by increased income taxes.

1996 COMPARED WITH 1995

Consolidated net sales were nearly $1.5 billion in 1996 and increased 11 percent over net sales of $1.3 billion in 1995. Both the company's U.S. and International operations contributed to this sales improvement. Businesses acquired during 1996 and during late 1995 accounted for approximately one-half of the growth in sales for 1996. New product introductions continued to contribute significantly to sales growth, with additions to the sales force and competitive gains also adding to the sales improvement.

     Consolidated operating income reached $185 million in 1996, an increase of 14 percent over operating income of $163 million in 1995. This improvement included good growth in the company's core U.S. Institutional operations and double-digit growth in all of the company's other U.S. businesses and in all major regions of International operations. The consolidated operating income margin was 12.4 percent in 1996, an improvement over the operating income margin of 12.1 percent in 1995. The benefits of the company's continuing cost-control efforts more than offset increased raw material costs and limited selling price increases.

     Net income for 1996 was $113 million, an increase of 14 percent over net income of $99 million in 1995. The increase in net income reflected strong operating income performance and increased equity in earnings of the Henkel-Ecolab joint venture, partially offset by increases in net interest expense and income taxes. Diluted net income per common share was $0.85 for 1996 and increased 16 percent over 1995's diluted net income per common share of $0.73. The comparison of net income per common share benefited from a smaller number of average shares outstanding in 1996, principally due to the purchase of approximately 7 million shares of the company's common stock in mid-1995 under the terms of a "Dutch auction" self-tender offer.

UNITED STATES

(thousands)                                   1997           1996          1995
-----------------------------           ----------     ----------    ----------
Net sales                               $1,275,828     $1,148,778    $1,030,126
Operating income                        $  195,630     $  164,886    $  147,330
Percent of sales                              15.3%          14.4%         14.3%

     Sales of the company's U.S. operations were nearly $1.3 billion in 1997 and increased 11 percent over sales of $1.1 billion in 1996. U.S. sales reflected strong growth in the core Institutional and Food & Beverage operations and in Pest Elimination sales and included benefits from business acquisitions, significant new product introductions, new customers and competitive gains, investments in the sales-and-service force and a continuation of good business trends in the hospitality and lodging industries. The benefits of selling price increases continued to be limited due to tight pricing conditions in several of the markets in which the company does business. Business acquisitions accounted for approximately 25 percent of U.S. sales growth for 1997. Sales of the U.S. Institutional Division increased 10 percent for 1997. Institutional's growth reflected strong sales in all of its business units, significant new customer business and competitive gains, continued strong growth in its ECOTEMP program and the successful rollout of its new KEYSTONE product line sold through partnership with a distributor. The Pest Elimination Division also reported a 10 percent sales growth for 1997, despite increased competitive activity. Pest Elimination continues to develop new programs to leverage its alliances with Ecolab's other divisions. Sales of Kay's U.S. operations increased 6 percent for 1997. Kay was unfavorably affected by a more competitive quickservice market; however, Kay added another major quickservice chain customer in 1997 and had good growth in sales to the grocery market, which it entered last year. Sales of the Textile Care Division decreased 3 percent for 1997. Continued plant consolidations, particularly in laundries serving the healthcare market, increased competitive activity and comparison against periods that benefited significantly from new product introductions unfavorably affected Textile Care's sales growth. The company expects the U.S. Textile Care

                                   UNITED STATES
                                    BUSINESS MIX

                                       SALES
                               (Dollars in Millions)

                                       [GRAPH]

FINANCIAL DISCUSSION

business to continue to experience challenging market conditions over the near term. The Professional Products Division reported sales growth of 12 percent for 1997. This sales improvement reflected last year's acquisition of Huntington Laboratories, good growth in sales to corporate accounts, and the addition of new products to its commercial mass distribution line. Sales of the company's Water Care Services Division were down 2 percent for 1997 and reflected the elimination of low margin business, consolidation of business acquisitions made over the past three years, integration of disparate product lines, and the refining of sales efforts. The Food & Beverage Division reported a sales increase of 24 percent for 1997. Food & Beverage sales growth included the benefits of Chemidyne, a provider of cleaning and sanitizing products and equipment to the meat, poultry and processed food markets, which was acquired in August 1997, and the annualized effect of the acquisition of Monarch in August of 1996. Excluding these business acquisitions, Food & Beverage sales growth was 9 percent for 1997 and included growth in sales to all of its markets with double-digit growth in sales to the food processing and beverage markets.

     Operating income for the company's U.S. operations reached $196 million, an increase of 19 percent over operating income of $165 million in 1996. Business acquisitions accounted for approximately 20 percent of U.S. operating income growth for 1997. With the exception of the Textile Care Division, all of the company's U.S. businesses reported increased operating income, with particularly strong growth in the core Institutional and Food & Beverage operations. The U.S. operating income margin improved to 15.3 percent of net sales from 14.4 percent in 1996. The improved operating income margin reflected the benefits of strong core business sales, sales of new products, stable raw material costs, sales productivity improvements and tight cost controls, which were partially offset by investments in the sales-and-service force. During 1997, the company added approximately 285 sales-and-service personnel, including Chemidyne associates.

1996 COMPARED WITH 1995

Sales of the company's U.S. operations exceeded $1.1 billion in 1996, an increase of 12 percent over U.S. sales of $1.0 billion in 1995. U.S. sales growth reflected business acquisitions and the benefits of significant new product introductions. Business acquisitions accounted for approximately one-half of the increase in U.S. sales. Sales of the U.S. Institutional Division increased 4 percent for 1996. Institutional sales growth reflected competitive gains and continued strong growth in its ECOTEMP program and the specialty products group. Pest Elimination sales increased 12 percent over the prior year, reflecting new business and a continued high retention of key customers. Kay's U.S. operations reported sales growth of 11 percent for 1996 due to new customer business and the growth of the large quickservice chains, which are the core of Kay's business. The Textile Care Division reported sales growth of 9 percent for 1996, with continued success in sales of new products and double-digit growth in sales to the commercial laundry market. Sales of the company's Professional Products Division nearly doubled due to the February 1996 acquisition of Huntington Laboratories. Excluding sales of the Huntington operations, Professional Products sales for 1996 increased 3 percent over 1995, principally due to sales growth of its Airkem products. Sales of the Food & Beverage Division increased 13 percent for 1996 and included the operations of Monarch since its acquisition from H.B. Fuller in August 1996. Excluding Monarch sales, Food & Beverage sales growth was 5 percent for 1996, and reflected new customer gains and good growth in sales to the beverage and food processing markets. Sales of the company's recently formed Water Care Services Division more than doubled during 1996 due to the annualization of sales from business acquisitions and sales gained by successfully leveraging its alliances with Ecolab's other divisions.

     Operating income for the company's U.S. businesses totaled $165 million for 1996 and increased 12 percent over operating income of $147 million in 1995. The growth in operating income included good growth in the company's U.S. Institutional business and double-digit increases in operating income of all of the company's other U.S. divisions. The U.S. operating income margin was 14.4 percent, up slightly compared to the operating income margin of 14.3 percent in 1995. The improvement in operating income margin reflected higher sales levels, sales productivity gains and the benefits of company-wide cost-control programs.

FINANCIAL DISCUSSION

INTERNATIONAL

(thousands)                                   1997           1996          1995
---------------------------------         --------       --------      --------
Net sales                                 $364,524       $341,231      $310,755
Operating income                          $ 26,962       $ 23,871      $ 19,580
Percent of sales                               7.4%           7.0%          6.3%


     The company's International business consists of established major operations in Asia Pacific, Latin America and Canada. In addition, on a smaller scale, Kay serves various international markets and the company has start-up operations in Africa and serves various international locations through its export business. Net sales of the company's International operations totaled $365 million for 1997, which represented growth of 7 percent over sales of $341 million in 1996. International sales growth included benefits of business acquisitions and significant new product introductions. Businesses acquired in Canada and Africa in 1997 and the annualization of 1996 Canadian business acquisitions accounted for approximately 50 percent of International's sales growth for 1997. Changes in currency translation had a negative impact on reported sales, particularly in the Asia Pacific region. Excluding the effects of currency translation, sales of International operations increased 11 percent for 1997. The Asia Pacific region, International's largest operation, reported sales growth of 2 percent for 1997. However, when measured in local currencies, Asia Pacific had sales growth of 9 percent with double-digit growth in Japan, modest growth in New Zealand and flat results in Australia. Asia Pacific sales to institutional markets increased at double-digit rates and the region recorded good growth in sales to the food and beverage markets. The acquisition of Gibson, primarily serving the Australian and New Zealand institutional, healthcare and industrial markets, was effective at year-end 1997 and will add significantly to the company's operations in the Asia Pacific region in 1998. Latin America reported U.S. dollar sales growth of 9 percent for 1997. The effects of changes in currency translation did not have a significant impact on Latin America's reported sales. Growth in the Latin America region was led by Mexico with significant double-digit growth and included good growth in Brazil. The region reported double-digit growth in sales to the food and beverage markets and good growth in Institutional sales. Canada reported sales growth of 15 percent for 1997, which included a modest negative impact from changes in currency translation. Approximately 70 percent of Canada's sales growth was due to business acquisitions. Canada's results also included good growth in sales to the institutional and food and beverage markets. Overall International sales results for 1997 included the benefits of business acquisitions in Central Africa during 1997 and good growth in sales of Kay's international operations. Sales in South Africa decreased during 1997, principally due to the elimination of low margin business.

                                   INTERNATIONAL
                                    BUSINESS MIX

                                       SALES
                               (Dollars in Millions)

                                       [GRAPH]

     Operating income for International's operations totaled $27 million in 1997, an increase of 13 percent over operating income of $24 million in 1996. Business acquisitions accounted for approximately 40 percent of the growth in International's operating income for 1997. Excluding the effects of currency translation, International operating income growth was 21 percent for 1997. Reported operating income margins improved to 7.4 percent of net sales in 1997 compared with 7.0 percent in 1996. Double-digit operating income growth in Asia Pacific and Canada more than offset a decrease in operating income in the Latin America region, which was principally due to investments in Brazil and Argentina. The company expects the monetary problems that began in East Asia in late 1997 to impact the Asia Pacific region in 1998. Although the company's operations in the areas primarily affected are limited, the company is cautious about growth for the year due to the uncertain economic conditions in the region.

     Operating income margins of the company's International operations are substantially less than the operating income margins realized for the company's U.S. operations. The lower International margins are due to the difference in scale of International operations, where operating locations are smaller in size, and to the additional costs of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales and administrative personnel are also necessary in order to facilitate growth of International operations.

1996 COMPARED WITH 1995

Total revenues for International operations of $341 million in 1996 increased 10 percent over revenues of $311 million in 1995. International's sales growth reflected the benefits of business acquisitions and sales of new products. Business acquisitions accounted for approximately 40 percent of International's sales growth over 1995. Changes in currency translation had a negative impact on sales, particularly in the Asia Pacific region. Asia Pacific reported sales growth of 4 percent for 1996. When measured in local currencies, the Asia Pacific region had sales

FINANCIAL DISCUSSION

growth of 9 percent, with double-digit growth in Japan and New Zealand and modest growth in Australia. Reported sales of the Latin America region increased 13 percent over the prior year. Excluding the effects of currency translation, Latin America recorded sales growth of 16 percent for 1996, which included a continuation of significant double-digit growth in Brazil and good sales growth in Mexico and Puerto Rico. Sales in Canada increased 9 percent over sales in 1995 and reflected the benefits of the Huntington and Monarch acquisitions and good growth in sales to institutional markets. Sales in South Africa more than doubled over the prior year, reflecting the annualization of sales from businesses acquired in late 1995. Sales of Kay's international operations increased 16 percent for 1996.

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

HENKEL-ECOLAB JOINT VENTURE

The company operates institutional and industrial cleaning and sanitizing businesses in Europe through its 50 percent economic interest in the Henkel-Ecolab joint venture. The company includes the operations of the Henkel-Ecolab joint venture in its financial statements using the equity method of accounting. The company's equity in earnings of the joint venture, including royalty income and after deduction of intangible amortization, was $13 million in 1997, a 3 percent increase over 1996. Results were negatively affected by the stronger U.S. dollar. When measured in Deutsche marks, net income of the joint venture increased 11 percent and reflected increased sales, improved gross margins and lower interest expense, partially offset by investments in the sales-and-service force.

     Joint venture sales, although not consolidated in Ecolab's financial statements, increased 7 percent for 1997 when measured in Deutsche marks and included the benefits of a business acquisition, benefits of new product transfers from Ecolab to the joint venture and good sales to the institutional and food hygiene markets. When measured in U.S. dollars, however, joint venture sales for 1997 decreased 7 percent.

                                   HENKEL-ECOLAB
                                    BUSINESS MIX

                                  ECOLAB'S EQUITY
                                    IN EARNINGS
                               (Dollars in Millions)

                                      [GRAPH]

1996 COMPARED WITH 1995

The company's equity in earnings of the Henkel-Ecolab joint venture was $13 million for 1996, a 69 percent increase over weak results of $8 million in 1995. The improvement reflected the benefits from a number of cost-control programs that were put into effect in 1996. Operating results at the joint venture also reflected lower interest expense and lower overall income tax rates. Joint venture revenues increased 4 percent for 1996 when measured in Deutsche marks. When measured in U.S. dollars, joint venture sales were negatively affected by the strengthening U.S. dollar, and totaled $905 million, just below the $909 million of sales recorded for 1995.

CORPORATE

Corporate operating expense was $4 million in 1997, $3 million in 1996 and $4 million in 1995. Corporate operating expense includes overhead costs directly related to the joint venture.

INTEREST AND INCOME TAXES

Net interest expense decreased 12 percent to less than $13 million in 1997, compared to net interest expense of over $14 million in 1996. This decrease was principally due to a scheduled debt repayment on the company's 9.68 percent senior notes and to increased interest income earned on higher average levels of cash and cash equivalents held during 1997. The company anticipates that its net interest expense will increase substantially for 1998 compared with 1997 levels, due to borrowings incurred under the Multicurrency Credit Agreement in late 1997 for the Gibson acquisition.

     Net interest expense for 1996 increased 25 percent over net interest expense of $12 million in 1995. This increase was due to higher debt levels during 1996, particularly during the first half of the year, reflecting cash used during 1995 for the stock purchase self-tender offer and for business acquisitions during late 1995 and during 1996.

FINANCIAL DISCUSSION

     The company's annual effective income tax rate was 41.5 percent for 1997, a modest increase from the 1996 effective income tax rate of 41.4 percent. This increase was due to a slightly higher overall effective rate on earnings of International operations. International's effective income tax rate varies from year to year with the pre-tax income mix of the various countries in which the company operates and savings related to the availability of one-time tax strategies.

     The company's annual effective income tax rate of 41.4 percent in 1996 increased from 39.5 percent in 1995. The increase in the effective income tax rate for 1996 was primarily due to a higher overall effective rate on earnings of International operations and to the effects of business acquisitions.

     As a result of tax losses on the disposition of a discontinued business in 1992, the company's U.S. federal income tax payments were reduced in 1995 and prior years by a total of approximately $58 million, including $3 million in 1995. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. Additional reductions in U.S. federal income tax payments are not anticipated.

YEAR 2000 CONVERSION

The "year 2000" issue is the result of computer programs having date-sensitive software which may recognize a date using "00" as the year 1900 rather than the year 2000. This can result in system failure or miscalculations. The company recognizes the need to ensure that its operations will not be adversely affected by year 2000 issues and is establishing processes which it believes will be sufficient to evaluate and manage risks associated with the problem.

     The company has largely completed a review of year 2000 compliance for its critical operating and application systems, particularly customer-oriented systems such as sales and order processing, billing and collections. As a result, the company has determined that it will be required to modify or replace significant portions of its software. This process is in progress and the intention is to complete it by the end of 1998. The costs are not expected to be significant.

     The company is also in the process of analyzing its dispensing and cleaning systems and its manufacturing and building maintenance operations for dependence on date-sensitive software to identify and resolve any relevant issues in advance of the year 2000. Although a final cost estimate has not been determined, at this time the company does not believe the cost will be material. The company has begun the process of surveying key suppliers, vendors and customers to determine the status of such third parties' year 2000 remediation plans. If the company were to determine that a supplier, vendor or customer will not be able to remediate its year 2000 issue, the company would anticipate taking such steps as it reasonably could to mitigate the effects.

     As part of its year 2000 process the company anticipates testing its systems for compliance; however, at this time only limited testing has occurred.

     Risks and uncertainties associated with the year 2000 conversion are discussed in the company's Form 10-K for the year ended December 31, 1997 under the heading "Forward-Looking Statements and Risk Factors".

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

FINANCIAL POSITION

The company reached its long-term financial objective of an investment grade balance sheet in 1993 and has continued to maintain this objective for the last five years. The company's debt was rated within the "A" categories by the major rating agencies during 1997. Significant changes to the company's balance sheet during 1997 included the following:

- The company's balance sheet as of December 31, 1997 reflected the assets and liabilities of Gibson and the other businesses acquired during 1997. The increase in other noncurrent assets from year-end 1996 was principally due to these acquisitions. Significant levels of accounts receivable, inventories, property, plant and equipment and other current liabilities were also added during 1997 as a result of these business acquisitions.

- Total debt was $308 million as of December 31, 1997 and increased from total debt of $176 million at year-end 1996 and $161 million at year-end 1995. The increase in total debt during 1997 included $116 million of borrowings incurred under the company's Multicurrency Credit Agreement to finance the purchase of the outstanding common shares of Gibson, and $22 million of debt which was included on Gibson's balance sheet at the time of acquisition. As of December 31, 1997, the ratio of total debt to capitalization was 36 percent, compared to 25 percent at year-end 1996 and 26 percent at year-end 1995.

                                   TOTAL DEBT TO
                                  CAPITALIZATION

                                      [GRAPH]

FINANCIAL DISCUSSION

     In late 1997, the company amended and restated its $225 million Multicurrency Credit Agreement in order to provide for financing of the Gibson acquisition. The amended and restated agreement increased the credit available to $275 million, extended the term one year to September 2002 and specifically provided for anticipated borrowings of Australian dollars.

- Working capital was $105 million at December 31, 1997, compared with working capital of $108 million at year-end 1996 and $48 million at year-end 1995. The levels of cash and cash equivalents and short-term debt at year-end 1995 were affected by the company's stock purchase self-tender offer in mid-1995.

- The lower level of the company's investment in the Henkel-Ecolab joint venture at year-end 1997 was principally due to the effects of changes in currency translation and dividends which were received from the joint venture.

- Other noncurrent liabilities were $125 million at December 31, 1997 and decreased from year-end 1996 due to an income tax deposit made against outstanding federal income tax issues.

- The company capitalizes certain costs of computer software developed or obtained for internal use. The amounts capitalized are not significant and the company's policy for the capitalization of these costs is consistent with the guidelines included in the American Institute of Certified Public Accountants recent Statement of Position for accounting for costs of computer software developed or obtained for internal use.

CASH FLOWS

For 1997, the company generated $235 million of cash from continuing operating activities, compared with $254 million in 1996 and $163 million in 1995. The decrease in operating cash flows from 1996 reflected the reversal of favorable timing of payments, which affected the fourth quarter of 1996 and an income tax deposit made in 1997 against outstanding federal income tax issues that had been accrued for in other noncurrent liabilities. The decrease also reflected favorable cash flows during 1996 from the collection of accounts receivable related to strong fourth quarter 1995 sales. The comparison of cash provided by continuing operating activities was favorably affected by increased earnings during 1997 and higher dividends received from the Henkel-Ecolab joint venture.


                     CASH FROM CONTINUING OPERATING ACTIVITIES
                               (Dollars in Millions)

                                      [GRAPH]

     Cash provided by discontinued operations in 1995 reflects a reduction in income tax payments as a result of the loss on the disposition of a discontinued business.

     Cash flows used for investing activities included capital expenditures of $122 million in 1997, $112 million in 1996 and $110 million in 1995. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. The company has expanded its manufacturing facilities over the last two years through construction and business acquisitions in order to meet sales requirements more efficiently. Cash was also used in 1997 for business acquisitions, primarily Gibson and Chemidyne.

     Cash provided by financing activities included $116 million of debt incurred under the Multicurrency Credit Agreement to acquire Gibson. Strong operating cash flows were used to provide cash for shares reacquired, cash dividends and a scheduled repayment on the company's 9.68 percent senior notes.

     In 1997, the company increased its annual dividend rate for the sixth consecutive year. The company has paid dividends on its common stock for 61 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

                    First      Second       Third      Fourth
                  Quarter     Quarter     Quarter     Quarter       Year
----------        -------     -------     -------     -------     ------
1997              $0.08       $0.08       $0.08       $0.095      $0.335
1996               0.07        0.07        0.07        0.08        0.29
1995               0.0625      0.0625      0.0625      0.07        0.2575


LIQUIDITY

The company maintains a committed line of credit under the Multicurrency Credit Agreement for general corporate financing needs. The agreement includes a competitive bid feature to minimize the cost of the company's borrowings. The company also has a $200 million shelf registration as an alternative source of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from the joint venture, and available credit are adequate to fund all of its 1998 requirements for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.

CONSOLIDATED STATEMENT OF INCOME


Year ended December 31 (thousands, except per share)       1997          1996            1995
------------------------------------------------------------------    ----------     ----------
Net Sales                                              $1,640,352     $1,490,009     $1,340,881
Cost of Sales                                             722,084        674,953        603,167
Selling, General and Administrative Expenses              699,764        629,739        575,028
                                                       ----------     ----------     ----------
Operating Income                                          218,504        185,317        162,686

Interest Expense, Net                                      12,637         14,372         11,505
                                                       ----------     ----------     ----------
Income Before Income Taxes and Equity in
  Earnings of Joint Venture                               205,867        170,945        151,181
Provision for Income Taxes                                 85,345         70,771         59,694
Equity in Earnings of Henkel-Ecolab
  Joint Venture                                            13,433         13,011          7,702
                                                       ----------     ----------     ----------
Net Income                                             $  133,955     $  113,185     $   99,189
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Net Income Per Common Share
  Basic                                                $     1.03     $     0.88     $     0.75
  Diluted                                              $     1.00     $     0.85     $     0.73

Weighted Average Common Shares Outstanding
  Basic                                                   129,446        128,991        132,193
  Diluted                                                 133,822        132,817        134,956


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET



December 31 (thousands, except per share)                       1997           1996            1995
-----------------------------------------------------------------------    -----------    -----------
ASSETS
Cash and cash equivalents                                   $   61,169     $   69,275     $   24,718
Accounts receivable, net                                       246,041        205,026        198,432
Inventories                                                    154,831        122,248        106,117
Deferred income taxes                                           34,978         29,344         21,617
Other current assets                                            12,482          9,614          7,188
                                                            ----------     ----------     -----------
Current Assets                                                 509,501        435,507        358,072

Property, Plant and Equipment, Net                             395,562        332,314        292,937
Investment in Henkel-Ecolab Joint Venture                      239,879        285,237        302,298
Other Assets                                                   271,357        155,351        107,573
                                                            ----------     ----------     -----------
Total Assets                                                $1,416,299     $1,208,409     $1,060,880
                                                            ----------     ----------     -----------
                                                            ----------     ----------     -----------


LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                             $   48,884     $   27,609     $   71,647
Accounts payable                                               130,682        103,803         81,931
Compensation and benefits                                       74,317         71,533         59,766
Income taxes                                                    13,506         26,977         18,248
Other current liabilities                                      137,075         97,849         78,946
                                                            ----------     ----------     -----------
Current Liabilities                                            404,464        327,771        310,538
Long-Term Debt                                                 259,384        148,683         89,402
Postretirement Health Care and Pension Benefits                 76,109         73,577         70,666
Other Liabilities                                              124,641        138,415        133,616
Shareholders' Equity (common stock,
  par value $1.00 per share; shares
  outstanding: 1997 - 129,127;
  1996 - 129,600; 1995 - 129,403)                              551,701        519,963        456,658
                                                            ----------     ----------     -----------
Total Liabilities and Shareholders' Equity                  $1,416,299     $1,208,409     $1,060,880
                                                            ----------     ----------     -----------
                                                            ----------     ----------     -----------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS




Year ended December 31 (thousands)                             1997           1996           1995
-----------------------------------------------------------------------    -----------    -----------
OPERATING ACTIVITIES
Net income                                                    $133,955       $113,185       $ 99,189
Adjustments to reconcile net income
 to cash provided by operating activities:
  Depreciation                                                  84,415         75,185         64,651
  Amortization                                                  16,464         14,338         11,628
  Deferred income taxes                                         (2,074)        (6,878)          (759)
  Equity in earnings of joint venture                          (13,433)       (13,011)        (7,702)
  Joint venture royalties and dividends                         25,367         15,769          5,610
  Other, net                                                     4,630          1,023            801
  Changes in operating assets and liabilities:
    Accounts receivable                                        (21,231)         2,809        (26,843)
    Inventories                                                (14,395)        (6,852)        (4,136)
    Other assets                                               (10,993)        (5,255)       (11,371)
    Accounts payable                                            20,876         16,397          4,561
    Other liabilities                                           11,517         47,559         27,834
                                                              --------       --------        --------

Cash provided by continuing operations                         235,098        254,269        163,463

Cash provided by discontinued operations                                                       3,000
                                                              --------       --------        --------

Cash provided by operating activities                          235,098        254,269        166,463
                                                              --------       --------        --------

INVESTING ACTIVITIES
Capital expenditures                                          (121,667)      (111,518)      (109,894)

Property disposals                                               3,424         3,284           1,806
Sale of investments in securities                                                              4,007
Businesses acquired                                           (157,234)       (54,911)       (26,437)
Other, net                                                      (1,240)        (1,449)         6,991
                                                              --------       --------        --------
Cash used for investing activities                            (276,717)      (164,594)      (123,527)
                                                              --------       --------        --------
FINANCING ACTIVITIES
Notes payable                                                    9,280        (42,045)        29,355
Long-term debt borrowings                                      117,000         75,000          2,141
Long-term debt repayments                                      (15,210)       (35,690)       (20,060)
Reacquired shares                                              (60,795)       (22,790)       (90,391)
Cash dividends on common stock                                 (41,456)       (36,096)       (33,114)
Other, net                                                      26,278         17,088         (4,561)
                                                              --------       --------        --------
Cash provided by (used for) financing activities                35,097        (44,533)      (116,630)
                                                              --------       --------        --------
Effect of exchange rate changes on cash                         (1,584)          (585)           157
                                                              --------       --------        --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (8,106)        44,557        (73,537)
Cash and cash equivalents,
  beginning of year                                             69,275         24,718         98,255
                                                              --------       --------        --------
Cash and cash equivalents,
  end of year                                                 $ 61,169       $ 69,275       $ 24,718
                                                              --------       --------        --------
                                                              --------       --------        --------


Bracketed amounts indicate a use of cash.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                          Additional              Deferred
                                                 Common    Paid-in     Retained    Compen-   Cumulative    Treasury
(thousands)                                       Stock    Capital     Earnings     sation   Translation       Stock       Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                     $ 69,659    $164,858    $257,462    $ (4,192)  $   6,756    $ (32,735)   $461,808

Net income                                                              99,189                                           99,189
Cash dividends on common stock                                         (33,715)                                         (33,715)
Stock options                                      419       6,422                                                        6,841
Stock awards                                                   485       2,738      (4,745)                   2,479         957
Reacquired shares                                                                                           (90,391)    (90,391)
Amortization                                                                         2,453                                2,453
Translation                                                                                     9,516                     9,516
                                              --------    --------     --------   --------     --------   ---------    ---------
BALANCE DECEMBER 31, 1995                       70,078     171,765     325,674      (6,484)     16,272     (120,647)    456,658


Net income                                                             113,185                                          113,185
Cash dividends on common stock                                         (37,409)                                         (37,409)
Stock options                                      673      14,824                                                       15,497
Stock awards                                                   522       2,912      (3,638)                   1,779       1,575
Reacquired shares                                                                                           (22,790)    (22,790)
Amortization                                                                         2,732                                2,732
Translation                                                                                     (9,485)                  (9,485)
                                              --------    --------     --------   --------     --------   ---------    ---------
BALANCE DECEMBER 31, 1996                       70,751     187,111     404,362      (7,390)     6,787      (141,658)    519,963

Net income                                                             133,955                                          133,955
Cash dividends on common stock                                         (43,367)                                         (43,367)
Stock options                                      648      15,877                                                       16,525
Stock awards                                                 5,093                  (5,200)                   1,427       1,320
Business acquisitions                                       12,454                                            3,946      16,400
Reacquired shares                                                                                           (60,795)    (60,795)
Amortization                                                                         3,430                                3,430
Translation                                                                                    (35,730)                 (35,730)
Stock dividend                                  71,398     (71,398)
                                              --------    --------     --------   --------     --------   ---------    ---------
BALANCE DECEMBER 31, 1997                     $142,797    $149,137    $494,950    $ (9,160)   $(28,943)   $(197,080)   $551,701
                                              --------    --------     --------   --------     --------   ---------    ---------
                                              --------    --------     --------   --------     --------   ---------    ---------



COMMON STOCK ACTIVITY
                                                   1997                         1996                           1995
Year ended December 31 (shares)        COMMON STOCK  TREASURY STOCK  Common Stock  Treasury Stock   Common Stock   Treasury Stock
-------------------------------        ------------  --------------  ------------- --------------   -------------  --------------
Shares, beginning of year               70,750,741     (5,950,518)    70,078,398     (5,376,917)    69,659,101     (1,988,427)

Stock options                              648,085                       672,343                       419,297
Stock awards                                              124,440                       150,010                       198,314
Business acquisitions                                     308,343
Reacquired shares                                      (1,317,077)                     (723,611)                   (3,586,804)
Stock dividend                          71,397,826     (6,834,812)
                                       -----------     -----------     ---------     ----------     ----------    -----------
Shares, end of year                    142,796,652    (13,669,624)    70,750,741     (5,950,518)    70,078,398     (5,376,917)
                                       --------------------------     -------------------------     --------------------------
                                       --------------------------     -------------------------     --------------------------


See notes to consolidated financial statements.

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

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 40 percent, 44 percent and 38 percent of consolidated inventories at year-end 1997, 1996 and 1995, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

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

NET INCOME PER COMMON SHARE

In the fourth quarter of 1997, the company adopted Statement of Financial Accounting Standards No. 128, a new standard of computing and presenting both basic and diluted net income per common share amounts. All prior periods have been changed to conform with the new presentation. However, basic and diluted net income per share amounts are generally consistent with net income per share amounts previously reported.

     The computation of the basic and diluted per share amounts were as follows:

(thousands, except per share)                 1997           1996           1995
----------------------------              --------       --------       --------
Net income                                $133,955       $113,185       $ 99,189
                                          --------       --------       --------
                                          --------       --------       --------

Weighted average common
  shares outstanding
     Basic (actual shares
       outstanding)                        129,446        128,991        132,193
     Effect of dilutive
       stock options                         4,376          3,826          2,763
                                          --------       --------       --------
     Diluted                               133,822        132,817        134,956
                                          --------       --------       --------
                                          --------       --------       --------


Net income per common share
  Basic                                   $   1.03       $   0.88       $   0.75
  Diluted                                 $   1.00       $   0.85       $   0.73

     Virtually all stock options outstanding for each of these periods were dilutive and included in the calculation of the diluted per share amounts.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BALANCE SHEET INFORMATION

December 31 (thousands)                       1997           1996           1995
-------------------------------          ---------      ---------      ---------
ACCOUNTS RECEIVABLE, NET
Accounts receivable                      $ 256,919      $ 214,369      $ 206,763
Allowance for doubtful accounts            (10,878)        (9,343)        (8,331)
                                         ---------      ---------      ---------
Total                                    $ 246,041      $ 205,026      $ 198,432
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

INVENTORIES
Finished goods                           $  67,823      $  52,232      $  47,035
Raw materials and parts                     89,716         73,060         62,132
Excess of fifo cost over lifo cost          (2,708)        (3,044)        (3,050)
                                         ---------      ---------      ---------
Total                                    $ 154,831      $ 122,248      $ 106,117
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

PROPERTY, PLANT AND EQUIPMENT, NET
Land                                     $  18,184      $   7,969      $   6,941
Buildings and leaseholds                   145,021        129,781        117,042
Machinery and equipment                    232,940        208,704        188,453
Merchandising equipment                    379,531        330,277        292,962
Construction in progress                    19,862         11,745         14,571
                                         ---------      ---------      ---------
                                           795,538        688,476        619,969
Accumulated depreciation
  and amortization                        (399,976)      (356,162)      (327,032)
                                         ---------      ---------      ---------
Total                                    $ 395,562      $ 332,314      $ 292,937
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

OTHER ASSETS
Intangible assets, net                   $ 217,120      $  96,865      $  50,773
Investments in securities                    5,000          5,000          5,000
Deferred income taxes                       23,444         26,582         27,383
Other                                       25,793         26,904         24,417
                                         ---------      ---------      ---------
Total                                    $ 271,357      $ 155,351      $ 107,573
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

SHORT-TERM DEBT
Notes payable                            $  33,440      $  12,333      $  54,950
Long-term debt,
  current maturities                        15,444         15,276         16,697
                                         ---------      ---------      ---------
Total                                    $  48,884      $  27,609      $  71,647
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

LONG-TERM DEBT
7.19% senior notes, due 2006             $  75,000      $  75,000      $
9.68% senior notes,
  due 1995-2001                             57,143         71,429         85,714
Multicurrency Credit
  Agreement, due 2002                      116,450
Other                                       26,235         17,530         20,385
                                         ---------      ---------      ---------
                                           274,828        163,959        106,099
Long-term debt,
  current maturities                       (15,444)       (15,276)       (16,697)
                                         ---------      ---------      ---------
Total                                    $ 259,384      $ 148,683      $  89,402
                                         ---------      ---------      ---------
                                         ---------      ---------      ---------

     The 9.68 percent senior notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

     In late 1997, the company amended and restated its $225 million Multicurrency Credit Agreement, increasing the credit available to $275 million, extending the term one year to September 2002, and specifically providing for anticipated borrowings of Australian dollars to acquire the outstanding shares of Gibson Chemical Industries Limited, as described in Note 5. The terms of the amended and restated agreement are otherwise generally similar to the agreement which it replaced. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in G-7 currencies, or certain other currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. Amounts outstanding under the agreement at year-end 1997 were denominated in Australian dollars and had an average annual interest rate of 5.2 percent.

     In October 1996, the company filed a shelf registration with the Securities and Exchange Commission for the issuance of up to $200 million of debt securities. The filing is intended to enhance the company's future financial flexibility in funding general business needs. The company has no immediate plans to issue debt under the registration.

     As of December 31, the weighted-average interest rate on notes payable was
5.4 percent for 1997, 5.1 percent for 1996 and 6.3 percent for 1995.

     As of December 31, 1997, the aggregate annual maturities of long-term debt for the next five years were: 1998 - $15,444,000; 1999 - $15,184,000; 2000 -
$15,155,000; 2001 - $14,988,000 and 2002 - $126,770,000.

     Interest expense was $18,043,000 in 1997, $19,084,000 in 1996 and
$15,857,000 in 1995. Total interest paid was $18,168,000 in 1997, $16,897,000 in
1996 and $16,170,000 in 1995.

     Other noncurrent liabilities included income taxes payable of $82 million at December 31, 1997, $100 million at December 31, 1996 and $96 million at December 31, 1995. Income taxes payable reflected a reduction in U.S. federal income tax payments during 1995 and prior years, as a result of tax losses on the disposition of a discontinued business in 1992.

4. FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

The company uses hedging and derivative financial instruments to limit financial risk related to foreign currency exchange rates, interest rates and other market risks. The company does not hold hedging or derivative financial instruments of a speculative nature.

     The company enters into foreign currency forward and option contracts to hedge specific foreign currency exposures, principally related to intercompany debt and joint venture royalty transactions. These contracts generally expire within one year. Gains and losses on these contracts are deferred and recognized as part of the specific transactions hedged. The cash flows from these contracts are classified in the same category as the transaction hedged in the Consolidated Statement of Cash Flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $70 million at December 31, 1997, $115 million at December 31, 1996 and $125 million at December 31, 1995. The unrealized gains on these contracts were not significant.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)                       1997           1996           1995
-----------------------------             --------       --------      ---------
Carrying amount
     Cash and cash equivalents            $ 61,169       $ 69,275        $24,718
     Long-term investments
       in securities                         5,000          5,000          5,000
     Short-term debt                        48,884         27,609         71,647
     Long-term debt                        259,384        148,683         89,402
Fair value
     Long-term debt                       $266,926       $155,558        $98,513

     The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturities.

     Long-term investments in securities are carried at cost. The carrying amount of these securities approximates fair value based on quoted market prices. These securities mature in periods of less than 10 years.

     The fair value of long-term debt is based on quoted market prices for the same or similar issues.

5. BUSINESS ACQUISITIONS

GIBSON BUSINESS ACQUISITION

In October 1997, the company made a public tender offer for all of the outstanding stock of Gibson Chemical Industries Limited (Gibson) located in Melbourne, Australia. Gibson is a manufacturer and marketer of cleaning and sanitizing products, primarily for the Australian and New Zealand institutional, healthcare and industrial markets. On November 5, 1997, the company waived all of the remaining conditions to its tender offer and, effective November 30, 1997, had acquired substantially all of the outstanding Gibson shares.

     The acquisition has been accounted for as a purchase. The purchase price of the shares and the direct costs of the transaction totaled approximately $130 million and were financed through the company's Multicurrency Credit Agreement. The company's international subsidiaries are included in the financial statements on the basis of their November 30 fiscal year ends, and, therefore, Gibson's operations are not included in the company's Consolidated Statement of Income for 1997. The assets acquired and the liabilities assumed in the transaction are included in the company's Consolidated Balance Sheet as of the November 30 effective date.

     The company's plan for integration is not complete and, therefore, the allocation of the purchase price to the assets acquired and the liabilities assumed is preliminary. The significant open issues in the integration plan are the determination of which of the acquired businesses may not be retained, and decisions relative to certain duplicate facilities. Management expects the integration plan to be completed near the end of the first quarter of 1998.

     The following unaudited pro forma financial information reflects the combined results of the company and Gibson assuming the acquisition had occurred at the beginning of 1997.

(thousands, except per share)                                               1997
------------------------------------                                  ----------
Net sales                                                             $1,769,590
Net income                                                               133,454
Diluted net income per common share                                   $     1.00


     The pro forma results are presented for information purposes only and include all of the acquired Gibson businesses and the preliminary purchase accounting as described above. Therefore, the pro forma results do not reflect any purchase accounting refinements that may arise when the integration plan is completed and approved. At that time, the pro forma results for Gibson will be adjusted to reflect the final plan.

OTHER BUSINESS ACQUISITIONS

     In January 1997, the company acquired three small institutional and food and beverage businesses in the Central Africa region. Sales of the acquired businesses were approximately $6 million in 1996.

     In March 1997, the company acquired the institutional, food and beverage and commercial laundry cleaning and sanitizing businesses of the Savolite Group, which is based in Vancouver, British Columbia, Canada. The acquired Savolite businesses complement the company's operations, primarily in Canada, with limited operations also in the U.S. Pacific Northwest. Sales of the acquired Savolite businesses were approximately $8 million in 1996.

     In August 1997, the company acquired the Chemidyne Marketing Division of Chemidyne Corp. in Macedonia, Ohio. Chemidyne Marketing is a provider of cleaning and sanitizing products and equipment to the meat, poultry and processed food markets in the United States. Chemidyne Marketing has become part of the company's Food & Beverage Division. Sales of the acquired Chemidyne business were approximately $17 million in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 1997, the company issued common stock to purchase the specialty chemical business of Grace-Lee Products Incorporated, a Minneapolis, Minnesota-based manufacturer and marketer of cleaning products for the U.S. industrial market. Sales of the business acquired, which primarily serves the vehicle wash market, were approximately $16 million in 1996. The acquired Grace-Lee business has become part of the company's Institutional Division.

     These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant.

6. HENKEL-ECOLAB JOINT VENTURE

The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The joint venture's operations and the company's equity in earnings of the joint venture included:

(thousands)                                   1997           1996          1995
--------------------------------------    --------       --------      --------
Joint venture
     Net sales                            $844,689       $905,402      $909,196
     Gross profit                          470,698        497,909       502,849
     Income before income taxes             63,640         65,091        44,392
     Net income                           $ 33,701       $ 34,808      $ 22,406

Ecolab equity in earnings
     Ecolab equity in net income          $ 16,851       $ 17,404      $ 11,203
     Ecolab royalty income from joint
       venture, net of income taxes          4,583          4,730         5,814
     Amortization expense for the
       excess of cost over the
       underlying net assets of
       the joint venture                    (8,001)        (9,123)       (9,315)
                                          --------       --------      --------
     Equity in earnings of Henkel-
       Ecolab joint venture               $ 13,433       $ 13,011      $  7,702
                                          --------       --------      --------
                                          --------       --------      --------

     The company's investment in the Henkel-Ecolab joint venture includes the unamortized excess of the company's investment over its equity in the joint venture's net assets. This excess was $145 million at December 31, 1997, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

     Condensed balance sheet information for the Henkel-Ecolab joint venture was:

December 31 (thousands)                       1997           1996          1995
------------------------------            --------       --------      --------
Current assets                            $345,692       $425,225      $393,391
Noncurrent assets                          145,601        142,227       145,722
Current liabilities                        224,155        309,599       247,980
Noncurrent liabilities                    $ 77,303       $ 75,360      $ 71,119

7. INCOME TAXES

Income before income taxes and equity in earnings of joint venture consisted of:

(thousands)                                   1997           1996          1995
----------------------------              --------       --------      --------
Domestic                                  $173,851       $144,888      $123,628
Foreign                                     32,016         26,057        27,553
                                          --------       --------      --------
Total                                     $205,867       $170,945      $151,181
                                          --------       --------      --------
                                          --------       --------      --------


     The provision for income taxes consisted of:

(thousands)                                   1997           1996          1995
---------------------------------         --------       --------      --------

Federal and state                         $ 76,399       $ 66,868      $ 52,473
Foreign                                     11,020         10,781         7,980
                                          --------       --------      --------
Currently payable                           87,419         77,649        60,453
                                          --------       --------      --------

Federal and state                           (3,675)        (6,748)           74
Foreign                                      1,601           (130)         (833)
                                          --------       --------      --------
Deferred                                    (2,074)        (6,878)         (759)
                                          --------       --------      --------
Provision for income taxes                $ 85,345       $ 70,771      $ 59,694
                                          --------       --------      --------
                                          --------       --------      --------

     The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:

December 31 (thousands)                       1997           1996          1995
-------------------------------------     --------       --------      --------
Deferred tax assets
     Postretirement health care
       and pension benefits               $ 30,991       $ 29,596      $ 28,689
     Other accrued liabilities              41,611         39,151        28,339
     Loss carryforwards                      3,541          4,780         5,482
     Other, net                             12,766          8,814         9,209
     Valuation allowance                    (1,462)        (1,462)       (1,462)
                                          --------       --------      --------
     Total                                  87,447         80,879        70,257
                                          --------       --------      --------

Deferred tax liabilities
     Property, plant and equipment
       basis differences                    27,606         23,496        19,524
     Other, net                              1,419          1,457         1,733
                                          --------       --------      --------
     Total                                  29,025         24,953        21,257
                                          --------       --------      --------
Net deferred tax assets                   $ 58,422       $ 55,926      $ 49,000
                                          --------       --------      --------
                                          --------       --------      --------

     A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:

                                              1997           1996          1995
-------------------------------           --------       --------      --------
Statutory U.S. rate                           35.0%          35.0%         35.0%
State income taxes, net of
     federal benefit                           4.2            4.2           4.2
Foreign operations                              .6             .5          (1.2)
Other, net                                     1.7            1.7           1.5
                                          --------       --------      --------
Effective income tax rate                     41.5%          41.4%         39.5%
                                          --------       --------      --------
                                          --------       --------      --------

     Cash paid for income taxes was approximately $100 million in 1997, $72 million in 1996 and $55 million in 1995. As a result of tax losses on the disposition of a discontinued business in 1992, the company's U.S. federal income tax payments were reduced in 1995 and prior years by a total of approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$58 million, including $3 million in 1995. However, pending final acceptance of the company's treatment of the losses, no income tax benefit has been recognized for financial reporting purposes. These income tax benefits will be recognized as income attributable to discontinued operations to the extent the company's treatment of the losses is accepted.

     As of December 31, 1997, undistributed earnings of international subsidiaries and the Henkel-Ecolab joint venture of approximately $43 million and $46 million, respectively, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be offset substantially by available foreign tax credits.

8. RETIREMENT PLANS

PENSION PLANS

The company has a noncontributory defined benefit pension plan covering substantially all of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans. Pension expense included the following components:

(thousands)                                   1997           1996          1995
----------------------------------        --------       --------      --------
Service cost -- employee benefits
     earned during the year               $ 13,330       $ 12,615      $  9,878
Interest cost on projected
     benefit obligation                     18,371         16,084        14,481
Actual return on plan assets               (28,531)       (20,389)      (27,356)
Net amortization and deferral               13,257          7,542        15,430
                                          --------       --------      --------
U.S. pension expense                        16,427         15,852        12,433
International pension expense                1,112          1,261         1,040
                                          --------       --------      --------
Total pension expense                     $ 17,539       $ 17,113      $ 13,473
                                          --------       --------      --------
                                          --------       --------      --------

     The funded status of the U.S. pension plan was:

December 31 (thousands)                       1997           1996          1995
----------------------------------        --------       --------      --------
Actuarial present value of:
Vested benefit obligation                 $201,288      $ 167,652     $ 150,521
Non-vested benefit obligation               12,619         10,701        12,089
                                         ---------      ---------     ---------
Accumulated benefit obligation             213,907        178,353       162,610
Effect of projected future
     salary increases                       73,120         61,763        54,398
                                         ---------      ---------     ---------
Projected benefit obligation               287,027        240,116       217,008
Plan assets at fair value                  237,304        196,839       167,231
                                         ---------      ---------     ---------
Plan assets less than the
     projected benefit obligation          (49,723)       (43,277)      (49,777)
Unrecognized prior service cost             18,056         20,325        22,230
Unrecognized net loss                       46,028         37,763        44,258
Unrecognized net transition asset          (10,523)       (11,926)      (13,329)
                                         ---------      ---------     ---------
Prepaid pension expense                  $   3,838      $   2,885     $   3,382
                                         ---------      ---------     ---------
                                         ---------      ---------     ---------

     The company's policy is to fund pension costs currently to the extent deductible for income tax purposes. U.S. pension plan assets consist primarily of equity and fixed income securities. International pension benefit obligations and plan assets were not significant.

     U.S. pension plan assumptions, in addition to projections for employee turnover and retirement ages, were:


                                              1997           1996          1995
----------------------------------        --------       --------      --------
Discount rate for service and
     interest cost, at beginning of year      7.75%          7.50%         8.25%
Projected salary increases,
     weighted average                          5.1            5.1           5.1
Expected return on plan assets                 9.0            9.0           9.0
Discount rate for year-end
     benefit obligation                       7.25%          7.75%         7.50%

     At December 31, 1996, the company updated the mortality assumptions used in its actuarial pension plan calculations. The effect of this change and a change in 1995 for projected salary increases, as well as the effect of changes in the discount rate used for determining the year-end pension benefit obligations and future service and interest cost was:

(millions, increase (decrease))               1997           1996          1995
----------------------------------        --------       --------      --------
Pension expense                              $ 0.6         $  2.1       $  (3.4)
Projected benefit obligation                 $22.5         $  1.2       $  17.6

     The company also has noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $11 million at December 31, 1997 and the annual expense for these plans was approximately $2 million in each of the years 1997, 1996 and 1995.

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

     Postretirement health care benefits expense was:

(thousands)                                 1997           1996          1995
----------------------------------       --------       --------      --------
Service cost -- benefits attributed
     to service during the period         $ 4,325         $3,298        $2,473
Interest cost on accumulated post-
     retirement benefit obligation          5,711          4,398         3,972
Actual return on plan assets               (1,609)          (863)         (703)
Net amortization and deferral                 167           (213)         (271)
                                         --------       --------      --------
Total expense                             $ 8,594         $6,620        $5,471
                                         --------       --------      --------
                                         --------       --------      --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The funded status of the postretirement health care benefits plan was:

December 31 (thousands)                       1997           1996          1995
----------------------------------        --------       --------      --------
Actuarial present value of accumu-
     lated postretirement
     benefit obligation for:
       Retirees                           $ 24,835       $ 22,932      $ 18,112
       Fully eligible active
         participants                        8,357          6,533         5,450
       Other active participants            57,929         42,084        35,885
                                         ---------      ---------     ---------
       Total                                91,121         71,549        59,447
Plan assets at fair value                   16,764         11,885         9,269
                                         ---------      ---------     ---------
Plan assets less than accumulated
     postretirement benefit obligation     (74,357)       (59,664)      (50,178)
Unrecognized gain for prior service         (9,097)        (9,648)      (10,199)
Unrecognized net loss (gain)                17,280          5,984         (968)
                                         ---------      ---------     ---------
Unfunded accrued postretirement
     health care benefits                 $(66,174)      $(63,328)     $(61,345)
                                         ---------      ---------     ---------
                                         ---------      ---------     ---------

     The assumptions for the discount rate and expected return on plan assets for the postretirement health care benefits plan were:

                                              1997           1996          1995
----------------------------------        --------       --------      --------
Discount rate for service and interest
     cost, at beginning of year               7.75%          7.50%         8.25%
Expected return on plan assets                 9.0            9.0           6.0
Discount rate for year-end
     benefit obligation                       7.25%          7.75%         7.50%

     The decrease in the discount rate at year-end 1997 resulted in an increase in the accumulated benefit obligation of approximately $7 million. All other changes in the discount rate and the expected rate of return on plan assets did not have a significant effect on the expense or obligation of the plan. Plan assets consist primarily of equity and fixed income securities.

     For measurement purposes, 9.5 percent (for pre-age 65 retirees) and 7.5 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 1998. The rates were assumed to decrease gradually to 6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees. An increase in the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of year-end 1997 by approximately $6 million and 1997 expense by approximately $0.4 million.

SAVINGS PLAN

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contributions are invested in Ecolab common stock and amounted to $7,156,000 in 1997, $6,622,000 in 1996 and $5,919,000 in 1995.

9. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 5,274,652 for 1997, 840,096 for 1996 and 2,249,536 for 1995.

     Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options generally become exercisable over periods of up to four years from date of grant and expire within ten years from date of grant. Stock option transactions were:

Shares                                        1997           1996          1995
----------------------------------     -----------    -----------     ---------
Granted                                  1,031,760      1,266,680     1,861,346
Exercised                               (1,295,170)    (1,344,686)     (838,594)
Canceled                                   (63,416)      (102,666)      (73,400)
                                        ----------     ----------     ---------
December 31:

     Outstanding                         8,880,422      9,207,248     9,387,920
                                        ----------     ----------     ---------
                                        ----------     ----------     ---------
     Exercisable                         5,922,150      5,859,968     5,713,276

Average exercise price per share              1997           1996          1995
----------------------------------     -----------    -----------     ---------
Granted                                     $21.72         $15.26        $12.68
Exercised                                     8.50           7.65          5.71
Canceled                                     14.07          12.16         10.32
December 31:
     Outstanding                             11.92          10.35          9.32
     Exercisable                            $ 9.66         $ 8.75        $ 8.05


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Information related to stock options outstanding and stock options exercisable as of December 31, 1997 was as follows:

                                 Options Outstanding
--------------------------------------------------------------------------------
                                                    Weighted-      Weighted-
     Range of                                         Average        Average
     Exercise              Options                  Remaining       Exercise
       Prices          Outstanding           Contractual Life          Price
-------------          -----------           ----------------      ---------
$ 5.69-$10.00            2,600,014                  3.1 years         $ 7.02
$10.01-$15.00            4,193,796                  6.7 years         $11.89
$15.01-$26.91            2,086,612                  9.0 years         $19.05


                                 Options Exercisable
--------------------------------------------------------------------------------
                                                              Weighted-
     Range of                                                   Average
     Exercise                        Options                   Exercise
       Prices                    Exercisable                      Price
-------------                    -----------                  ---------
$ 5.69-$10.00                      2,600,014                     $ 7.02
$10.01-$15.00                      3,039,704                     $11.57
$15.01-$26.91                        282,432                     $15.32


     Stock awards are generally subject to restrictions, including forfeiture in the event of termination of employment. Restrictions generally lapse over periods of up to four years. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.

     The company adopted Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans, in 1996. The company has continued to measure compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting it has historically used and, therefore, the new standard has no effect on the company's operating results.

     Had the company used the fair value-based method of accounting for its stock option and incentive plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, net income and diluted net income per common share for 1997, 1996 and 1995 would have been reduced to the following pro forma amounts:

(thousands, except per share)                 1997           1996           1995
------------------------------------      --------       --------       --------
Net income
     As reported                          $133,955       $113,185        $99,189
     Pro forma                             131,763        111,761         98,622
Diluted net income per common share
     As reported                              1.00           0.85           0.73
     Pro forma                            $   0.98       $   0.84        $  0.73


     The pro forma information above only includes stock options granted since 1995. Compensation expense under the fair value-based method of accounting will increase over the next few years as additional stock option grants are considered.

     The weighted-average grant-date fair value of options granted for 1997, 1996 and 1995 and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model were as follows:

                                         1997           1996            1995
---------------------------------    --------       --------       ---------
Weighted-average grant-date fair
     value of options granted            $5.94          $4.15          $3.92
Assumptions
     Risk-free interest rate              6.2%           6.2%           6.7%
     Expected life                    6 years        6 years        6 years
     Expected volatility                 19.6%          20.9%          24.8%
     Expected dividend yield              1.8%           1.9%           1.9%

10. SHAREHOLDERS' EQUITY

The company's common stock was split two for one in the form of a 100 percent stock dividend paid January 15, 1998 to shareholders of record on December 26, 1997. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Shareholders' Equity.

     Authorized common stock, par value $1.00 per share, was 200 million shares in 1997 and 100 million shares in 1996 and 1995. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.335 for 1997, $0.29 for 1996 and $0.2575 for 1995.

     The company has 15 million shares, without par value, of authorized but unissued preferred stock.

     Each share of outstanding common stock entitles the holder to one-half of a preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company maintains a share repurchase program which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company reacquired 1,944,600 shares of its common stock in 1997 and 1,154,600 shares in 1996 under this program through open and private market purchases. The company anticipates that it will continue to periodically reacquire shares under its share repurchase program.

     In June 1995, the company purchased approximately 7 million shares (approximately 5 percent of total shares then outstanding) of its common stock at a price of $12.50 per share pursuant to the terms of a "Dutch auction" self-tender offer. The total purchase price for these shares was approximately $90 million and was funded by excess cash and cash equivalents and by approximately $30 million of short-term borrowings. The company also reacquired 616,800 shares in 1997 and 105,800 shares in 1996 under this program and the company may purchase approximately 4.2 million additional shares from time to time through open market and privately negotiated transactions to complete the remaining portion of a 12 million share repurchase program.

11. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $38,155,000 in 1997, $35,071,000 in 1996 and $32,292,000 in 1995. As of December 31, 1997, future minimum payments under operating leases with noncancelable terms in excess of one year were:

(thousands)
-----------------------------------------------------------------
1998                                                      $11,549
1999                                                        7,803
2000                                                        5,186
2001                                                        3,145
2002                                                        1,848
Thereafter                                                 11,916
                                                          -------
Total                                                     $41,447
                                                          -------
                                                          -------

12. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $30,420,000 in 1997, $28,676,000 in 1996 and $28,031,000 in 1995.

13. ENVIRONMENTAL COMPLIANCE COSTS

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated. While the final resolution of these contingencies could result in expenses in excess of current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's results of operations, consolidated financial position or liquidity.

14. GEOGRAPHIC SEGMENTS

Summary information regarding the company's operations in United States and International markets is presented below. International consists of Canadian, Asia Pacific, Latin American, African and Kay's international operations.

(thousands)                                   1997           1996          1995
-------------------------------         ----------     ----------    ----------
Net Sales
     United States                      $1,275,828     $1,148,778    $1,030,126
     International                         364,524        341,231       310,755
                                        ----------     ----------    ----------
     Total                              $1,640,352     $1,490,009    $1,340,881
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------
Operating Income
     United States                      $  195,630     $  164,886    $  147,330
     International                          26,962         23,871        19,580
     Corporate                              (4,088)        (3,440)       (4,224)
                                        ----------     ----------    ----------
     Total                              $  218,504     $  185,317    $  162,686
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------
Identifiable Assets
     United States                      $  727,423     $  641,831    $  535,107
     International                         366,254        190,595       183,088
     Joint venture                         239,879        285,237       302,298
     Corporate                              82,743         90,746        40,387
                                        ----------     ----------    ----------
     Total                              $1,416,299     $1,208,409    $1,060,880
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------

     In accordance with company policy, operating expenses incurred at the corporate level totaling $27,554,000 in 1997, $23,766,000 in 1996 and
$22,688,000 in 1995 have been allocated to the geographic segments in determining operating income.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, a new standard for reporting information about operating or business segments in financial statements. The new standard will be effective for the company's annual financial statements in 1998. The company does not expect the business segment information reported under the new standard to be substantially different than the information currently reported.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. QUARTERLY FINANCIAL DATA (Unaudited)

                                                            First        Second          Third         Fourth
(thousands, except per share)                             Quarter       Quarter        Quarter        Quarter           Year
--------------------------------------------------      ---------     ---------      ---------     ----------     ----------
1997
Net sales
     United States                                       $290,703      $319,633       $338,764       $326,728     $1,275,828
     International                                         83,057        92,177         94,109         95,181        364,524
                                                        ---------     ---------      ---------      ---------     ----------
     Total                                                373,760       411,810        432,873        421,909      1,640,352
Cost of sales                                             165,726       183,322        188,178        184,858        722,084
Selling, general and administrative expenses              164,604       175,685        177,899        181,576        699,764
                                                        ---------     ---------      ---------      ---------     ----------
Operating income
     United States                                         38,441        47,184         60,738         49,267        195,630
     International                                          5,870         6,669          7,102          7,321         26,962
     Corporate                                               (881)       (1,050)        (1,044)        (1,113)        (4,088)
                                                        ---------     ---------      ---------      ---------     ----------
     Total                                                 43,430        52,803         66,796         55,475        218,504
Interest expense, net                                       2,998         3,054          3,351          3,234         12,637
                                                        ---------     ---------      ---------      ---------     ----------
Income before income taxes and equity
     in earnings of joint venture                          40,432        49,749         63,445         52,241        205,867
Provision for income taxes                                 16,577        20,397         26,613         21,758         85,345
Equity in earnings of joint venture                         2,349         3,542          3,657          3,885         13,433
                                                        ---------     ---------      ---------      ---------     ----------
Net income                                               $ 26,204      $ 32,894       $ 40,489       $ 34,368     $  133,955
                                                        ---------     ---------      ---------      ---------     ----------
                                                        ---------     ---------      ---------      ---------     ----------
Net income per common share
     Basic                                               $   0.20      $   0.25       $   0.31       $   0.27     $     1.03
     Diluted                                             $   0.20      $   0.25       $   0.30       $   0.26     $     1.00
Weighted average common shares outstanding
     Basic                                                129,548       129,779        129,462        128,993        129,446
     Diluted                                              133,520       133,963        133,930        133,740        133,822

1996
Net sales
     United States                                       $255,695      $287,278       $305,147       $300,658     $1,148,778
     International                                         78,025        85,918         86,918         90,370        341,231
                                                        ---------     ---------      ---------      ---------     ----------
     Total                                                333,720       373,196        392,065        391,028      1,490,009
Cost of sales                                             152,589       170,856        175,232        176,276        674,953
Selling, general and administrative expenses              147,333       156,991        160,534        164,881        629,739
                                                        ---------     ---------      ---------      ---------     ----------
Operating income
     United States                                         30,154        39,919         49,889         44,924        164,886
     International                                          4,378         6,271          7,242          5,980         23,871
     Corporate                                               (734)         (841)          (832)        (1,033)        (3,440)
                                                        ---------     ---------      ---------      ---------     ----------
     Total                                                 33,798        45,349         56,299         49,871        185,317
Interest expense, net                                       3,440         4,584          3,592          2,756         14,372
                                                        ---------     ---------      ---------      ---------     ----------
Income before income taxes and equity
     in earnings of joint venture                          30,358        40,765         52,707         47,115        170,945
Provision for income taxes                                 12,171        16,346         22,263         19,991         70,771
Equity in earnings of joint venture                         1,458         3,179          5,084          3,290         13,011
                                                        ---------     ---------      ---------      ---------     ----------
Net income                                               $ 19,645      $ 27,598       $ 35,528       $ 30,414     $  113,185
                                                        ---------     ---------      ---------      ---------     ----------
                                                        ---------     ---------      ---------      ---------     ----------
Net income per common share
     Basic                                               $   0.15      $   0.21       $   0.28       $   0.23     $     0.88
     Diluted                                             $   0.15      $   0.21       $   0.27       $   0.23     $     0.85
Weighted average common shares outstanding
     Basic                                                129,180       128,614        128,732        129,439        128,991
     Diluted                                              132,788       132,424        132,384        133,658        132,817

MANAGEMENT AND ACCOUNTANT'S REPORTS

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



/s/ Allan L. Schuman

Allan L. Schuman
President and Chief Executive Officer

/s/ Michael E. Shannon

Michael E. Shannon
Chairman of the Board,
Chief Financial and Administrative Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors
Ecolab Inc.

We have audited the accompanying consolidated balance sheet of Ecolab Inc. as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 1997, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

February 23, 1998
Saint Paul, Minnesota

SUMMARY OPERATING AND FINANCIAL DATA

December 31 (thousands, except per share)                              1997            1996            1995            1994
--------------------------------------------------------       ------------    ------------    ------------    ------------
OPERATIONS
Net sales
  United States                                                $  1,275,828    $  1,148,778    $  1,030,126    $    942,070
  International                                                     364,524         341,231         310,755         265,544
  Europe
--------------------------------------------------------       ------------    ------------    ------------    ------------
  Total                                                           1,640,352       1,490,009       1,340,881       1,207,614
Cost of sales                                                       722,084         674,953         603,167         533,143
Selling, general and administrative expenses                        699,764         629,739         575,028         529,507
Merger costs and nonrecurring expenses                                                                                8,000
--------------------------------------------------------       ------------    ------------    ------------    ------------
Operating income                                                    218,504         185,317         162,686         136,964
Interest expense, net                                                12,637          14,372          11,505          12,909
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income from continuing operations before income
  taxes and equity in earnings of joint venture                     205,867         170,945         151,181         124,055
Provision for income taxes                                           85,345          70,771          59,694          50,444
Equity in earnings of joint venture                                  13,433          13,011           7,702          10,951
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income from continuing operations                                   133,955         113,185          99,189          84,562
Income (loss) from discontinued operations
Extraordinary loss and changes in accounting principles
--------------------------------------------------------       ------------    ------------    ------------    ------------
Net income (loss)                                                   133,955         113,185          99,189          84,562
Preferred stock dividends
--------------------------------------------------------       ------------    ------------    ------------    ------------
Net income (loss) to common shareholders, as reported               133,955         113,185          99,189          84,562
Pro forma adjustments                                                                                                 5,902
--------------------------------------------------------       ------------    ------------    ------------    ------------
Pro forma net income (loss) to common shareholders             $    133,955    $    113,185    $     99,189    $     90,464
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income (loss) per common share, as reported
  Basic -- continuing operations                               $       1.03    $       0.88    $       0.75    $       0.63
  Basic -- net income (loss)                                           1.03            0.88            0.75            0.63
  Diluted -- continuing operations                                     1.00            0.85            0.73            0.62
  Diluted -- net income (loss)                                         1.00            0.85            0.73            0.62
Pro forma income (loss) per common share
  Basic -- continuing operations                                       1.03            0.88            0.75            0.67
  Basic -- net income (loss)                                           1.03            0.88            0.75            0.67
  Diluted -- continuing operations                                     1.00            0.85            0.73            0.66
  Diluted -- net income (loss)                                 $       1.00    $       0.85    $       0.73    $       0.66
Weighted average common shares outstanding -- basic                 129,446         128,991         132,193         135,100
Weighted average common shares outstanding -- diluted               133,822         132,817         134,956         137,306
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           56.0%           54.7%           55.0%           55.9%
Selling, general and administrative expenses                           42.7            42.3            42.9            44.6
Operating income                                                       13.3            12.4            12.1            11.3
Income from continuing operations before income taxes                  12.6            11.5            11.3            10.3
Income from continuing operations                                       8.2             7.6             7.4             7.0
Effective income tax rate                                              41.5%           41.4%           39.5%           40.7%
--------------------------------------------------------       ------------    ------------    ------------    ------------
FINANCIAL POSITION
Current assets                                                 $    509,501    $    435,507    $    358,072    $    401,179
Property, plant and equipment, net                                  395,562         332,314         292,937         246,191
Investment in Henkel-Ecolab joint venture                           239,879         285,237         302,298         284,570
Other assets                                                        271,357         155,351         107,573          88,416
--------------------------------------------------------       ------------    ------------    ------------    ------------
Total assets                                                   $  1,416,299    $  1,208,409    $  1,060,880    $  1,020,356
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
Current liabilities                                            $    404,464    $    327,771    $    310,538    $    253,665
Long-term debt                                                      259,384         148,683          89,402         105,393
Postretirement health care and pension benefits                      76,109          73,577          70,666          70,882
Other liabilities                                                   124,641         138,415         133,616         128,608
Shareholders' equity                                                551,701         519,963         456,658         461,808
--------------------------------------------------------       ------------    ------------    ------------    ------------
Total liabilities and shareholders' equity                     $  1,416,299    $  1,208,409    $  1,060,880    $  1,020,356
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                          $    235,098    $    254,269    $    166,463    $    169,346
Depreciation and amortization                                       100,879          89,523          76,279          66,869
Capital expenditures                                                121,667         111,518         109,894          88,457
EBITDA from continuing operations                                   319,383         274,840         238,965         203,833
Cash dividends declared per common share                       $      0.335    $       0.29    $     0.2575    $     0.2275
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                 $    308,268   $     176,292    $    161,049    $    147,213
Total debt and preferred stock to capitalization                       35.8%           25.3%           26.1%           24.2%
Book value per common share                                    $       4.27    $       4.01    $       3.53    $       3.41
Return on beginning equity                                             25.8%           24.8%           21.5%           21.6%
Dividends/diluted net income per common share                          33.5%           34.1%           35.3%           36.7%
Annual common stock price range                                $28.00-18.13    $19.75-14.56    $15.88-10.00    $ 11.75-9.63
Number of employees                                                  10,210           9,573           9,026           8,206
--------------------------------------------------------       ------------    ------------    ------------    ------------

Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the 1997, 1993 and 1986 two-for-one stock splits. Other assets includes net assets of Ecolab Europe and discontinued operations prior to 1992. Other liabilities includes $110 million of convertible preferred stock at year-end 1989 and 1990. The ratios of return on beginning equity and dividends/diluted net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991, and the Consumer gain in 1987. Number of employees excludes ChemLawn operations.

December 31 (thousands, except per share)                              1993            1992            1991            1990
--------------------------------------------------------       ------------    ------------    ------------    ------------
OPERATIONS
Net sales
   United States                                                $   867,415      $  816,405      $  757,564      $  712,579
   International                                                    234,981         241,229         201,738         184,220
   Europe                                                                                                           150,809
--------------------------------------------------------       ------------    ------------    ------------    ------------
   Total                                                          1,102,396       1,057,634         959,302       1,047,608
Cost of sales                                                       491,306         485,206         447,356         495,086
Selling, general and administrative expenses                        481,639         446,814         393,700         425,983
Merger costs and nonrecurring expenses
--------------------------------------------------------       ------------    ------------    ------------    ------------
Operating income                                                    129,451         125,614         118,246         126,539
Interest expense, net                                                21,384          35,334          30,489          28,321
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income from continuing operations before income
  taxes and equity in earnings of joint venture                     108,067          90,280          87,757          98,218
Provision for income taxes                                           33,422          27,392          29,091          32,494
Equity in earnings of joint venture                                   8,127           8,600           4,573
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income from continuing operations                                    82,772          71,488          63,239          65,724
Income (loss) from discontinued operations                                                         (274,693)         (4,408)
Extraordinary loss and changes in accounting principles                 715                         (24,560)
--------------------------------------------------------       ------------    ------------    ------------    ------------
Net income (loss)                                                    83,487          71,488        (236,014)         61,316
Preferred stock dividends                                                                            (4,064)         (7,700)
--------------------------------------------------------       ------------    ------------    ------------    ------------
Net income (loss) to common shareholders, as reported                83,487          71,488        (240,078)         53,616
Pro forma adjustments                                                (2,667)         (2,797)         (2,933)         (2,956)
--------------------------------------------------------       ------------    ------------    ------------    ------------
Pro forma net income (loss) to common shareholders              $    80,820      $   68,691      $ (243,011)     $   50,660
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
Income (loss) per common share, as report
   Basic -- continuing operations                               $      0.61      $     0.53      $     0.51      $     0.56
   Basic -- net income (loss)                                          0.62            0.53           (2.05)           0.52
   Diluted -- continuing operations                                    0.60            0.52            0.50            0.56
   Diluted -- net income (loss)                                        0.61            0.52           (2.05)           0.51
Pro forma income (loss) per common share
   Basic -- continuing operations                                      0.59            0.51            0.48            0.53
   Basic -- net income (loss)                                          0.60            0.51           (2.08)           0.49
   Diluted -- continuing operations                                    0.58            0.50            0.48            0.53
   Diluted -- net income (loss)                                 $      0.59      $     0.50      $    (2.08)     $     0.49
Weighted average common shares outstanding -- basic                 135,056         134,408         117,050         103,298
Weighted average common shares outstanding -- diluted               137,421         136,227         118,178         104,258
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           55.4%           54.1%           53.4%           52.7%
Selling, general and administrative expenses                           43.7            42.2            41.1            40.6
Operating income                                                       11.7            11.9            12.3            12.1
Income from continuing operations before income taxes                   9.8             8.5             9.1             9.4
Income from continuing operations                                       7.5             6.8             6.6             6.3
Effective income tax rate                                              30.9%           30.3%           33.1%           33.1%
--------------------------------------------------------       ------------    ------------    ------------    ------------
FINANCIAL POSITION
Current assets                                                  $   311,051      $  264,512      $  293,053      $  216,612
Property, plant and equipment, net                                  219,268         207,183         198,086         187,735
Investment in Henkel-Ecolab joint venture                           255,804         289,034         296,292
Other assets                                                        105,607          98,135         152,857         480,911
--------------------------------------------------------       ------------    ------------    ------------    ------------
Total assets                                                    $   891,730      $  858,864      $  940,288      $  885,258
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
Current liabilities                                             $   201,498      $  192,023      $  240,219      $  177,643
Long-term debt                                                      131,861         215,963         325,492         208,147
Postretirement health care and pension benefits                      72,647          63,393          56,427           8,742
Other liabilities                                                    93,917          29,179          11,002         138,792
Shareholders' equity                                                391,807         358,306         307,148         351,934
--------------------------------------------------------       ------------    ------------    ------------    ------------
Total liabilities and shareholders' equity                      $   891,730      $  858,864      $  940,288      $  885,258
--------------------------------------------------------       ------------    ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                           $   175,674      $  120,217      $  128,999      $  154,208
Depreciation and amortization                                        60,609          60,443          55,653          61,024
Capital expenditures                                                 68,321          59,904          53,752          58,069
EBITDA from continuing operations                                   190,060         186,057         173,899         187,563
Cash dividends declared per common share                        $    0.1975      $  0.17875      $    0.175      $   0.1675
--------------------------------------------------------       ------------    ------------    ------------    ------------
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                  $   151,281      $  236,695      $  407,221      $  353,886
Total debt and preferred stock to capitalization                       27.9%          39.80%          57.00%          50.10%
Book value per common share                                     $      2.90           $2.66           $2.30      $     3.41
Return on beginning equity                                             23.3%          23.30%          13.60%           12.9%
Dividends/diluted net income per common share                          32.4%          34.40%          42.70%           32.8%
Annual common stock price range                                 $11.91-9.07      $9.57-6.66      $8.38-4.88      $7.78-4.16
Number of employees                                                   7,822           7,601           7,428           8,106
--------------------------------------------------------       ------------    ------------    ------------    ------------

December 31 (thousands, except per share)                              1989            1988            1987
--------------------------------------------------------       ------------    ------------    ------------
OPERATIONS
Net sales
   United States                                                 $  646,895      $  589,715      $  544,310
   International                                                    179,705         159,374         103,168
   Europe                                                           122,871         122,250         104,174
--------------------------------------------------------       ------------    ------------    ------------
   Total                                                            949,471         871,339         751,652
Cost of sales                                                       461,256         433,734         361,545
Selling, general and administrative expenses                        383,512         337,707         307,851
Merger costs and nonrecurring expenses                               12,978                          18,441
--------------------------------------------------------       ------------    ------------    ------------
Operating income                                                     91,725          99,898          63,815
Interest expense, net                                                31,628          31,097          21,440
--------------------------------------------------------       ------------    ------------    ------------
Income from continuing operations before income
   taxes and equity in earnings of joint venture                     60,097          68,801          42,375
Provision for income taxes                                           19,411          21,285          20,724
Equity in earnings of joint venture
--------------------------------------------------------       ------------    ------------    ------------
Income from continuing operations                                    40,686          47,516          21,651
Income (loss) from discontinued operations                          (29,379)          4,238         126,551
Extraordinary loss and changes in accounting principles
--------------------------------------------------------       ------------    ------------    ------------
Net income (loss)                                                    11,307          51,754         148,202
Preferred stock dividends                                              (429)
--------------------------------------------------------       ------------    ------------    ------------
Net income (loss) to common shareholders, as reported                10,878          51,754         148,202
Pro forma adjustments                                                (3,196)         (2,622)         (2,606)
--------------------------------------------------------       ------------    ------------    ------------
Pro forma net income (loss) to common shareholders               $    7,682      $   49,132      $  145,596
--------------------------------------------------------       ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------
Income (loss) per common share, as reported
   Basic -- continuing operations                                $     0.34      $     0.41      $     0.19
   Basic -- net income (loss)                                          0.09            0.44            1.28
   Diluted -- continuing operations                                    0.34            0.40            0.18
   Diluted -- net income (loss)                                        0.09            0.43            1.23
Pro forma income (loss) per common share
   Basic -- continuing operations                                      0.31            0.38            0.16
   Basic -- net income (loss)                                          0.06            0.42            1.26
   Diluted -- continuing operations                                    0.31            0.38            0.16
   Diluted -- net income (loss)                                  $     0.06      $     0.41      $     1.20
Weighted average common shares outstanding -- basic                 118,516         117,188         115,980
Weighted average common shares outstanding -- diluted               120,196         119,586         121,342
--------------------------------------------------------       ------------    ------------    ------------
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           51.4%           50.2%           51.9%
Selling, general and administrative expenses                           41.7            38.7            43.4
Operating income                                                        9.7            11.5             8.5
Income from continuing operations before income taxes                   6.3             7.9             5.6
Income from continuing operations                                       4.3             5.5             2.9
Effective income tax rate                                              32.3%           30.9%           48.9%
--------------------------------------------------------       ------------    ------------    ------------
FINANCIAL POSITION
Current assets                                                   $  370,875      $  265,291      $  283,700
Property, plant and equipment, net                                  203,056         194,509         176,856
Investment in Henkel-Ecolab joint venture
Other assets                                                        420,115         444,827         468,593
--------------------------------------------------------       ------------    ------------    ------------
Total assets                                                     $  994,046      $  904,627      $  929,149
--------------------------------------------------------       ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------
Current liabilities                                              $  201,585      $  181,758      $  247,825
Long-term debt                                                      228,632         257,500         258,273
Postretirement health care and pension benefits                      12,859          12,768          12,150
Other liabilities                                                   135,343          11,590           9,863
Shareholders' equity                                                415,627         441,011         401,038
--------------------------------------------------------       ------------    ------------    ------------
Total liabilities and shareholders' equity                       $  994,046      $  904,627      $  929,149
--------------------------------------------------------       ------------    ------------    ------------
--------------------------------------------------------       ------------    ------------    ------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                            $  123,215      $  113,514      $  146,310
Depreciation and amortization                                        53,113          48,282          40,932
Capital expenditures                                                 54,430          62,125          57,549
EBITDA from continuing operations                                   144,838         148,180         104,747
Cash dividends declared per common share                         $    0.165      $     0.16      $     0.15
--------------------------------------------------------       ------------    ------------    ------------
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                   $  382,764      $  300,448      $  320,080
Total debt and preferred stock to capitalization                       47.9%           40.5%          44.40%
Book value per common share                                      $     3.55      $     3.73      $     3.46
Return on beginning equity                                              2.5%           12.9%           19.5%
Dividends/diluted net income per common share                         183.3%           37.2%           34.9%
Annual common stock price range                                  $8.94-6.22      $6.94-5.32      $8.44-4.63
Number of employees                                                   7,845           7,684           7,479
--------------------------------------------------------       ------------    ------------    ------------

Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the 1997, 1993 and 1986 two-for-one stock splits. Other assets includes net assets of Ecolab Europe and discontinued operations prior to 1992. Other liabilities includes $110 million of convertible preferred stock at year-end 1989 and 1990. The ratios of return on beginning equity and dividends/diluted net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991, and the Consumer gain in 1987. Number of employees excludes ChemLawn operations.

                        APPENDIX:  GRAPHIC AND IMAGE MATERIAL


PAGE NUMBER              DESCRIPTION
-----------              -----------

     28 Bar graph illustrating total return to shareholders (share appreciation plus dividends) for the last five fiscal years as follows:

                         1997                               49.0%
                         1996                               27.3%
                         1995                               46.1%
                         1994                               (5.3)%
                         1993                               24.5%

     28 Bar graph illustrating return on beginning equity for the last five fiscal years as follows:

                         1997                               25.8%
                         1996                               24.8%
                         1995                               21.5%
                         1994                               21.6%
                         1993                               23.3%

     29 Pie chart illustrating United States and International consolidated business mix for 1997 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

                         1997 United States mix             78%
                         1997 International mix             22%
                         1997 sales                         $1,640
                         1996 sales                         $1,490
                         1995 sales                         $1,341

     30 Pie chart illustrating the United States business mix for Ecolab's seven divisions for 1997 as well as consolidated United States net sales (in millions) for the last three fiscal years as follows:

                         1997 Institutional mix             55%
                         1997 Food and Beverage mix         16%
                         1997 Pest Elimination mix           8%
                         1997 Professional Products mix      8%
                         1997 Kay mix                        6%
                         1997 Textile Care mix               5%
                         1997 Water Care mix                 2%
                         1997 U.S. sales                    $1,276
                         1996 U.S. sales                    $1,149
                         1995 U.S. sales                    $1,030

PAGE NUMBER              DESCRIPTION

     32 Pie chart illustrating the International business mix for Ecolab's non-U.S. operations for 1997 as well as consolidated International net sales (in millions) for the last three fiscal years as follows:

                         1997 Asia Pacific mix              43%
                         1997 Latin America mix             24%
                         1997 Canada mix                    20%
                         1997 Kay, Africa and Other mix     13%
                         1997 International sales           $365
                         1996 International sales           $341
                         1995 International sales           $311

     33 Pie chart illustrating the Henkel-Ecolab Joint Venture business mix for 1997 as well as Ecolab's equity in earnings of Henkel-Ecolab (in millions) for the last three fiscal years as follows:

                         1997 Institutional mix             36%
                         1997 Professional Hygiene mix      25%
                         1997 Food (P3) Hygiene mix         25%
                         1997 Textile Hygiene mix           14%
                         1997 Henkel-Ecolab equity          $13
                         1996 Henkel-Ecolab equity          $13
                         1995 Henkel-Ecolab equity          $ 8

     34 Pie chart illustrating mix of shareholders' equity and total debt for 1997 as well as total debt to capitalization ratio for the last three fiscal years as follows:

                         1997 Shareholders' Equity mix      64%
                         1997 Total Debt mix                36%
                         1997 debt/equity ration            36%
                         1996 debt/equity ration            25%
                         1995 debt/equity ration            26%

     35 Bar graph illustrating cash from continuing operating activities (in millions) for the last five fiscal years as follows:

                         1997                               $235
                         1996                               $254
                         1995                               $163
                         1994                               $154
                         1993                               $151