Form 10-K405, Exhibit 13
period 1998-12-31
ECOLAB INC
filed 1999-03-31
CIK 31462

FINANCIAL DISCUSSION

The following discussion and analysis provides information that management believes is useful in understanding the company's operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes.

     The financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which represent Ecolab's expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ materially from those of such Forward-Looking Statements. We refer readers to the company's statement entitled "Forward-Looking Statements and Risk Factors" which is contained under Part I of the company's Annual Report on Form 10-K for the year ended December 31, 1998. Additional risk factors may be described from time to time in Ecolab's filings with the Securities and Exchange Commission.

1998 OVERVIEW

During 1998, Ecolab achieved its seventh consecutive year of record financial results and the company's stock outperformed the Standard & Poor's 500 index for the fourth year in a row. The company's more significant accomplishments for 1998 included:

- Ecolab's stock price rose 31 percent during 1998 and, including dividends, yielded a return of nearly 32 percent to shareholders.

                                    [GRAPH]

- For the third year in a row, the company exceeded all three of its long-term financial objectives of 15 percent growth in income per common share, 20 percent return on beginning shareholders' equity and an investment grade balance sheet.

- Income from continuing operations rose 15 percent to a record $155 million, or $1.15 per diluted share.

                                    [GRAPH]

- Return on beginning shareholders' equity reached a record 28 percent and the company recorded its seventh consecutive year of exceeding its long-term financial objective of a 20 percent return on beginning shareholders' equity.

- Cash provided by continuing operations increased 17 percent and also reached an all-time high. Strong cash flow and moderate debt levels allowed the company to maintain its long-term financial objective of an investment grade balance sheet for the sixth consecutive year, and the company's debt continued to be rated within the "A" categories by the major rating agencies.

-    Net sales increased 15 percent and reached a record level of $1.9 billion.

- Operating income was a record $262 million for 1998 and increased 20 percent over the prior year. As a percent of net sales, operating income also reached an all-time high of 13.9 percent.

- The company's equity in earnings of the Henkel-Ecolab joint venture rose 19 percent for 1998 to a record level.

- The company increased its annual dividend rate for the seventh consecutive year. The annual dividend rate was increased 11 percent to an annual rate of $0.42 per common share. The company has paid dividends on its common stock for 62 consecutive years.

- The company continued to make strategic business acquisitions in order to broaden its product and service offerings in line with its Circle the Customer -- Circle the Globe strategy. The integration of the Gibson business, which was acquired at the end of 1997, was completed and the business exceeded the company's expectations for 1998. Also during 1998, the company added commercial kitchen equipment repair services to its operations through the acquisition of GCS Service, Inc., and products and services were added to the U.S. Institutional and Food & Beverage businesses and in Japan through business acquisitions.

     All of these acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the company's financial statements from the dates of acquisition. Additional information related to these acquisitions is included in Note 6 of the notes to consolidated financial statements.

OPERATING RESULTS

CONSOLIDATED

(thousands, except per share)            1998           1997           1996
-----------------------------------------------------------------------------
Net sales                        $  1,888,226   $  1,640,352   $  1,490,009
Operating income                 $    261,980   $    218,504   $    185,317

Income
     Continuing operations       $    154,506   $    133,955   $    113,185
     Discontinued operations           38,000
                                 --------------------------------------------
     Net income                  $    192,506   $    133,955   $    113,185
-----------------------------------------------------------------------------
Diluted income per common share
     Continuing operations       $       1.15   $       1.00   $       0.85
     Discontinued operations             0.28
     Net income                  $       1.44   $       1.00   $       0.85

     Consolidated net sales were nearly $1.9 billion for 1998, an increase of 15 percent over net sales of $1.6 billion in 1997. Both the company's United States and International operations reported double-digit sales growth and contributed to the consolidated sales improvement. Business acquisitions in 1998 and the annualized effect of businesses acquired in 1997 were significant to the company's growth accounting for approximately one-half of the overall sales growth for 1998. Changes in currency translation had a negative effect on sales growth and decreased the consolidated growth rate by three percentage points. The growth in sales also reflected the benefits of new products, new customers, competitive gains, investments in the growth and training of the sales-and-service force and a continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States.

     Consolidated operating income reached $262 million for 1998, an increase of 20 percent over operating income of $219 million in 1997. Business acquisitions contributed to the growth in operating income and accounted for approximately one-fifth of the increase. The consolidated operating income margin rose to 13.9 percent for 1998 and surpassed 1997's operating income margin of 13.3 percent to reach a new all-time high. A continuation of particularly strong growth in the U.S. Institutional and Food & Beverage operations and solid performances by the U.S. Pest Elimination and Kay businesses were the major contributors to the company's overall profit improvement. Operating income margin growth reflected lower selling, general and administrative expenses as a percentage of net sales, partially offset by a decrease in the gross profit margin from last year's all-time high. Selling, general and administrative expenses were 41.0 percent of net sales in 1998, a decease from 42.7 percent of net sales in 1997. Selling, general and administrative expense margins were down for both the company's United States and International operations with a significant decrease in the Asia Pacific region. The improvement in the selling, general and administrative expense margin reflected the benefits of tight cost controls, synergies from the integration of businesses acquired, improved sales productivity and strong sales growth. These benefits were partially offset by continued investments in the training and growth of the sales-and-service force. The gross profit margin was 54.9 percent of net sales for 1998, down slightly from last year's record gross profit margin of 56.0 percent. The decrease in gross profit margin reflected a comparison against an exceptionally strong period last year, the effects of business acquisitions and lower margins in the Asia Pacific region which was affected by economic and monetary problems. These negative effects on the gross profit margin were partially offset by the effects of sales of new products and good sales volume growth. Selling price increases continued to be constrained due to competitive pricing conditions in several of the markets in which the company does business.

     Income from continuing operations for 1998 rose 15 percent to $155 million, or $1.15 per diluted share from $134 million, or $1.00 per diluted share in 1997. This improvement reflected double-digit growth in operating income and an increase in the company's equity in earnings of the Henkel-Ecolab joint venture. Earnings were negatively affected by increased net interest and income tax expenses compared with last year. Income from continuing operations was 8.2 percent of net sales in both 1998 and 1997.

     In addition to ongoing operations, a tax issue related to the disposal of a business in 1992 was resolved during 1998, resulting in a one-time gain from discontinued operations of $38 million, or $0.28 per diluted share. As a result of tax losses on the disposition of this business, the company's U.S. federal income tax payments were reduced in 1992 through 1995 by approximately $58 million. However, pending final acceptance of the company's treatment of the losses, no income tax benefit was recognized for financial reporting purposes. During 1998, an agreement was reached with the Internal Revenue Service on the final tax treatment for the losses. This agreement resulted in the payment of approximately $39 million of income taxes and interest, and the recognition of the gain from discontinued operations.

     Net income for 1998 totaled $193 million, or $1.44 per diluted share, compared with $134 million, or $1.00 per diluted share in 1997.

1997 COMPARED WITH 1996

Consolidated net sales for 1997 were over $1.6 billion, an increase of 10 percent compared to net sales of nearly $1.5 billion in 1996. Both the company's U.S. and International operations contributed to this sales growth. Business acquisitions accounted for approximately one-fourth of the growth in sales for 1997. New product introductions, a larger sales-and-service force, new customers and competitive gains also added to the 1997 sales improvement.

     Consolidated operating income increased 18 percent for 1997 and reached $219 million compared to consolidated operating income of $185 million in 1996. This growth included the benefits of business acquisitions, which accounted for approximately 20 percent of the increase. The consolidated operating income margin was 13.3 percent in 1997, a substantial improvement over the 1996 consolidated operating income margin of 12.4 percent. Most of the company's businesses contributed to these income improvements; however, strong performances by the core U.S. Institutional and Food & Beverage businesses during 1997 were the major contributors to the company's overall profit improvement. An improved and record level gross profit margin, reflecting good sales volume growth and a more stable raw material cost environment, more than offset a modestly higher selling, general and administrative expense margin and limited selling price increases.

     Net income for 1997 reached $134 million, or $1.00 per share on a diluted basis, and increased 18 percent over last year's net income of $113 million, or $0.85 per share. Net income improved to 8.2 percent of net sales, compared to
7.6 percent in 1996. The increase in net income reflected the benefits of strong operating income performance, lower net interest expense and modestly higher equity in earnings of the Henkel-Ecolab joint venture, which were partially offset by increased income taxes.

OPERATING SEGMENT PERFORMANCE

(thousands)                              1998           1997           1996
-----------------------------------------------------------------------------
Net sales
  United States
    Cleaning & Sanitizing          $1,296,797     $1,156,625     $1,040,823
    Other Services                    160,063        119,203        107,955
                                   ------------------------------------------
      Total                         1,456,860      1,275,828      1,148,778
  International Cleaning
    & Sanitizing                      440,668        335,337        305,938
                                   ------------------------------------------
      Total                         1,897,528      1,611,165      1,454,716
  Effect of foreign
    currency translation               (9,302)        29,187         35,293
                                   ------------------------------------------
    Consolidated                   $1,888,226     $1,640,352     $1,490,009
-----------------------------------------------------------------------------
Operating income
  United States
    Cleaning & Sanitizing          $  218,500     $  180,975     $  152,979
    Other Services                     19,084         14,655         11,907
                                   ------------------------------------------
      Total                           237,584        195,630        164,886
  International Cleaning
    & Sanitizing                       29,787         22,519         19,151
                                   ------------------------------------------
      Total                           267,371        218,149        184,037
  Corporate                            (4,347)        (4,088)        (3,440)
  Effect of foreign
    currency translation               (1,044)         4,443          4,720
                                   ------------------------------------------
    Consolidated                   $  261,980     $  218,504     $  185,317
-----------------------------------------------------------------------------
Operating income as a percent of
 sales
  United States
    Cleaning & Sanitizing                16.8%          15.6%          14.7%
    Other Services                       11.9           12.3           11.0
      Total                              16.3           15.3           14.4
  International Cleaning
    & Sanitizing                          6.8%           6.7%           6.3%

     During 1998, the company adopted Statement of Financial Accounting Standards No. 131. As a result, the company defined its reportable segments and changed the information it reports about its operating segments. Operating segment information for prior years has been restated to conform to the 1998 presentation.

                                    [GRAPH]

     The company's operating segments have generally similar products and services and, generally, the company is organized to manage its operations geographically. Pursuant to the new standard, the company's operating segments have been aggregated into three reportable segments: United States Cleaning and Sanitizing operations, United States Other Services, and International Cleaning and Sanitizing operations. The company evaluates the performance of its International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals shown above, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 1998. All other accounting policies of the reportable segments are consistent with generally accepted accounting principles and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about the company's reportable segments is included in Note 15 of the notes to consolidated financial statements.

     Sales of the company's United States Cleaning and Sanitizing operations were nearly $1.3 billion for 1998 and increased 12 percent over sales approaching $1.2 billion in 1997. This sales increase reflected benefits from business acquisitions, a continuation of particularly strong performances by the company's core Institutional and Food & Beverage operations and double-digit growth in sales reported by Kay. Business acquisitions accounted for approximately 30 percent of the growth in sales of the United States Cleaning and Sanitizing operations. Sales in 1998 also benefited from new product introductions, new customers, competitive gains, a larger and better trained sales-and-service force and favorable trends in the hospitality and lodging industries. Selling price increases continued to be constrained due to competitive pricing conditions in several of the markets in which the company does business. Sales of the company's Institutional operations increased 11 percent for 1998. Institutional reported strong double-digit growth in its Ecotemp, laundry, specialty and housekeeping programs and solid growth in sales to warewashing markets. Institutional benefited from new customers, competitive gains, high customer retention and the addition of the Grace-Lee vehicle wash business, which added approximately 2 percentage points to the Institutional sales growth rate. Kay's U.S. operations reported sales growth of 10 percent for 1998 reflecting new business, continued growth in its food retail services business and retention of key customers. Textile Care sales increased 1 percent for 1998. Textile Care has a number of new product offerings, but continues to experience pressures from consolidations in the commercial laundry market and a difficult pricing environment. The company expects the U.S. Textile Care business to continue to experience challenging market conditions over the near term. Professional Products sales were up 6 percent, with double-digit growth in its specialty and brand name program and infection prevention products, and modest growth in its core janitorial business. Sales of the company's Water Care operations increased 6 percent for 1998, reflecting double-digit growth in its pool and spa and cruise ship businesses, partially offset by lower distributor sales to municipal markets. Food & Beverage reported sales growth of 15 percent for 1998. Food & Beverage sales growth included the benefits of businesses acquired in 1998 and the annualized effect of last year's acquisition of Chemidyne. Excluding the effect of these business acquisitions, Food & Beverage sales increased 8 percent and included strong growth in sales to the beverage and food processing markets and good growth in sales to the dairy markets, despite challenging consolidation and pricing conditions.

     For 1998, sales of the company's United States Other Services operations increased 34 percent to $160 million, compared with $119 million last year. Sales for 1998 included the mid-year acquisition of GCS Service Inc. (GCS), a nationwide provider of commercial kitchen equipment repair services. Other

Services sales grew 14 percent excluding the GCS business acquisition. Pest Elimination reported sales growth of 14 percent for 1998 with strong sales across all of its business lines, including its core contract services business, its flying insect defense program and ancillary services. Pest Elimination had very good new contract growth during 1998, continued its high customer retention and benefited from weather conditions that contributed to greater pest elimination needs during 1998. Sales of the Jackson equipment business increased 18 percent for 1998, reflecting good sales to the quickservice or fast-food market.

                                    [GRAPH]

     Management rate sales of the company's International Cleaning and Sanitizing operations were $441 million for 1998, up 31 percent over sales of $335 million in 1997. Sales in 1998 benefited from the acquisition of Gibson at the end of 1997 and from the addition of a business in Japan during 1998. These business acquisitions accounted for approximately two-thirds of International's sales growth for 1998. The Asia Pacific region, International's largest area of operation, reported sales growth of 56 percent. Excluding business acquisitions, Asia Pacific sales increased approximately 10 percent and reflected double-digit growth in Japan and Southeast Asia, modest growth in Australia and a decrease in sales in New Zealand. Sales to the Asia Pacific food and beverage markets were up significantly and the region recorded modest growth in sales to institutional markets. Latin America sales for 1998 increased 8 percent over the prior year. The region continued to be led by significant double-digit growth in Mexico. Sales were also up at double-digit rates in Venezuela and in Central America, while sales growth in Brazil was modest. Latin America recorded good growth in sales to both the institutional and food and beverage markets. Sales in Canada increased 9 percent for 1998 and included high single-digit growth in sales to both the institutional and food and beverage markets. Sales for the company's operations in Africa decreased 6 percent for 1998 as the company focused on integrating the various businesses acquired over the last couple of years.

     Operating income of the company's United States Cleaning and Sanitizing operations was $219 million in 1998, an increase of 21 percent over operating income of $181 million in 1997. Business acquisitions accounted for approximately 10 percent of the growth in operating income for 1998. Operating income growth in the core Institutional and Food & Beverage businesses remained very strong and operating income in the Kay and Professional Products businesses was also up at double-digit rates. Textile Care and Water Care reported a decrease in operating income for 1998. The operating income margin for the U.S. Cleaning and Sanitizing operations improved to 16.8 percent of net sales, compared with 15.6 percent in 1997. The increased operating income margin reflected strong sales growth, including a continuation of strong performance in the core operations and in sales of new products, modest increases in raw material costs and the benefits of tight cost controls. The company continued to invest in its sales-and-service force during 1998 and added 255 associates to its U.S. Cleaning and Sanitizing operations.

     United States Other Services reported an increase of 30 percent in operating income, to $19 million in 1998 from $15 million in the prior year. Excluding the GCS acquisition, operating income was up 27 percent. The operating income margin was down slightly, to 11.9 percent of net sales in 1998 from 12.3 percent last year, due in part to the addition of GCS. The increase in operating income for 1998 was driven by sales growth, productivity improvements and tight cost controls. 365 sales-and-service associates were added to the U.S. Other Services operations in 1998, including GCS associates.

     International Cleaning and Sanitizing operations reported operating income of $30 million for 1998, an increase of 32 percent over 1997 operating income of $23 million. Business acquisitions accounted for approximately 90 percent of the growth in operating income for 1998. Operating income margins for the International Cleaning and Sanitizing operations were 6.8 percent of net sales in 1998 compared with 6.7 percent in the prior year. Operating income reflected significant double-digit growth in Latin America, good growth in Canada and a decrease in operating income in Africa and in the Asia Pacific region when the Gibson acquisition is excluded. The company continues to be cautious about near-term growth in Asia Pacific due to the lingering uncertain economic conditions in the region. The recent currency devaluation in Brazil is also expected to slow growth in Latin America during 1999. The company added 300 sales-and-service associates to its International Cleaning and Sanitizing operations during 1998, including associates of businesses acquired.

                                    [GRAPH]

     Operating income margins of the company's International operations are substantially less than the operating income margins realized for the company's U.S. operations. The lower International margins are due to the difference in scale of International operations, where operating locations are smaller in size, and to the additional costs of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate growth of International operations.

1997 COMPARED WITH 1996

Sales of the company's United States Cleaning and Sanitizing operations approached $1.2 billion in 1997 and increased 11 percent over sales of $1.0 billion in 1996. Sales reflected strong growth in the core Institutional and Food & Beverage operations and included benefits from business acquisitions and significant new product introductions. Business acquisitions accounted for approximately 25 percent of the sales growth for 1997. Sales of the U.S. Institutional division increased 10 percent for 1997. Institutional's growth reflected strong sales in all of its business units, significant new customer business and competitive gains, continued strong growth in its Ecotemp program and the successful rollout of its new Keystone product line sold through partnership with a distributor. Sales of Kay's U.S. operations increased 6 percent for 1997. Kay was unfavorably affected by a more competitive quickservice market; however, Kay added another major quickservice chain customer in 1997 and had good growth in sales to the food retail market, which it entered in 1996. Sales of Textile Care decreased 3 percent for 1997. Continued plant consolidations, particularly in laundries serving the healthcare market, increased competitive activity and comparison against periods that benefited significantly from new product introductions unfavorably affected Textile Care's sales growth. Professional Products reported sales growth of 12 percent for 1997. This sales improvement reflected the annualized effect of the 1996 acquisition of Huntington Laboratories, good growth in sales to corporate accounts, and the addition of new products to its commercial mass distribution line. Water Care sales were down 2 percent for 1997 and reflected the elimination of low margin business, consolidation of business acquisitions made over the past three years, integration of disparate product lines, and the refining of sales efforts. Food & Beverage reported a sales increase of 24 percent for 1997. Food & Beverage sales growth included the benefits ofChemidyne, a provider of cleaning and sanitizing products and equipment to the meat, poultry and processed food markets, which was acquired in August of 1997, and the annualized effect of the acquisition of Monarch in August of 1996. Excluding these business acquisitions, Food & Beverage sales growth was 9 percent for 1997 and included growth in sales to all of its markets with double-digit growth in sales to the food processing and beverage markets.

     Sales of the United States Other Services operations were $119 million for 1997, up 10 percent over sales of $108 million in 1996. Pest Elimination reported 10 percent sales growth for 1997, despite increased competitive activity. Pest Elimination continued to develop new programs to leverage its alliances with Ecolab's other operations. Sales of the Jackson business increased 18 percent for 1997.

     International Cleaning and Sanitizing sales were $335 million for 1997 and increased 10 percent over sales of $306 million in 1996. Sales growth included the benefits of business acquisitions and significant new product introductions. Businesses acquired in Canada and Africa in 1997 and the annualization of 1996 Canadian business acquisitions accounted for approximately 50 percent of International's sales growth for 1997. Asia Pacific had sales growth of 9 percent for 1997 with double-digit growth in Japan, modest growth in New Zealand and flat results in Australia. Latin America reported sales growth of 9 percent for 1997. Growth in the Latin America region was led by significant double-digit growth in Mexico and included good growth in Brazil. Canada had sales growth of 16 percent for 1997, with approximately 70 percent of its growth due to business acquisitions. International sales results also benefited from businesses acquired in Central Africa during 1997. Sales in South Africa decreased during 1997, principally due to the elimination of low margin business.

     Operating income of the United States Cleaning and Sanitizing operations reached $181 million in 1997, an increase of 18 percent over operating income of $153 million in 1996. Business acquisitions accounted for approximately 20 percent of operating income growth for 1997. With the exception of Textile Care, all of the company's U.S. Cleaning and Sanitizing operations reported increased operating income, with particularly strong growth in the core Institutional and Food & Beverage operations. The U.S. Cleaning and Sanitizing operating income margin improved to 15.6 percent of net sales from
14.7 percent in 1996. The improved operating income margin reflected the benefits of strong core business sales, sales of new products, stable raw material costs, sales productivity improvements and tight cost controls, which were partially offset by investments in the sales-and-service force.

     United States Other Services operating income was $15 million for 1997, up 23 percent over operating income of $12 million in 1996. The operating income margin improved from 11.0 percent of net sales in 1996 to 12.3 percent of net sales in 1997. The improvement in operating income reflected strong sales, productivity improvements and tight cost controls.

     Operating income of the company's International Cleaning and Sanitizing operations totaled $23 million in 1997, an increase of 18 percent over operating income of $19 million in 1996. Operating income margins improved to 6.7 percent of net sales in 1997 compared with 6.3 percent in 1996. Double-digit operating income growth in Asia Pacific and Canada more than offset a decrease in operating income in the Latin America region which was principally due to investments in Brazil and Argentina.

HENKEL-ECOLAB JOINT VENTURE

The company operates cleaning and sanitizing businesses in Europe through a 50 percent economic interest in the Henkel-Ecolab joint venture. The company includes the operations of Henkel-Ecolab in its financial statements using the equity method of accounting. The company's equity in earnings of Henkel-Ecolab, including royalty income and after deduction of intangible amortization, was $16 million in 1998, a 19 percent increase over 1997. When measured in Deutsche marks, net income of Henkel-Ecolab increased 18 percent for 1998. This improvement reflected increased sales, the benefits of cost controls and a lower overall effective income tax rate.

                                    [GRAPH]

     Henkel-Ecolab sales, although not consolidated in Ecolab's financial statements, increased 10 percent when measured in Deutsche marks. Excluding businesses acquired in the United Kingdom and Germany, sales increased 5 percent for 1998 with good growth across most divisions and regions. Sales in Germany continued to be weak due in part to government and private spending cutbacks. When measured in U.S. dollars, Henkel-Ecolab sales were up 7 percent for 1998.

1997 COMPARED WITH 1996

The company's equity in earnings of Henkel-Ecolab was $13 million for 1997, a 3 percent increase over 1996. Results were negatively affected by the stronger U.S. dollar. When measured in Deutsche marks, Henkel-Ecolab's net income increased 11 percent and reflected increased sales, improved gross margins and lower interest expense. Henkel-Ecolab sales increased 7 percent when measured in Deutsche marks. When measured in U.S. dollars, sales were negatively affected by the strengthening U.S. dollar and decreased 7 percent.

CORPORATE

Corporate operating expense was $4 million in 1998 and 1997 and $3 million in 1996. Corporate operating expense includes overhead costs directly related to the joint venture.

INTEREST AND INCOME TAXES

Net interest expense for 1998 was $22 million, an increase of 72 percent over net interest expense of $13 million in 1997. This increase was due to debt incurred at the end of 1997 for the Gibson business acquisition and for additional borrowings related to other business acquisitions, income tax payments to settle an outstanding tax issue and share repurchases during 1998.

     Net interest expense decreased 12 percent to less than $13 million in 1997, compared to net interest expense of over $14 million in 1996. This decrease was principally due to a scheduled debt repayment on the company's 9.68 percent senior notes and to increased interest income earned on higher average levels of cash and cash equivalents held during 1997.

     The company's effective income tax rate was 42.4 percent for 1998, and increased from an effective income tax rate of 41.5 percent in 1997. This increase was principally due to a higher overall effective rate on earnings of International operations and to the effects of business acquisitions. International's effective income tax rate varies from year to year with the pre-tax income mix of the various countries in which the company operates.

     The company's effective income tax rate was 41.5 percent for 1997, a modest increase from the 1996 effective income tax rate of 41.4 percent. This increase was due to a slightly higher overall effective rate on earnings of International operations.

YEAR 2000 CONVERSION

The company has completed an assessment of Year 2000 compliance for its critical operating and application systems located at its St. Paul-based headquarters. These include customer-oriented systems such as sales and order processing, billing and collections and associated infrastructure. As a result, the company has remediated or is replacing portions of its software and hardware. The company has tested these systems by simulating the occurrence of the Year 2000 in an orchestrated manner. Approximately 95 percent of the systems proved compliant and the goal is to complete the remaining renovation and testing by July 1999. The costs related to complete this activity are not expected to exceed $7.0 million, in both capital and expense, of which approximately $5.5 million has been incurred to date. The company does not consider these costs to be material to results of operations, financial position, or liquidity.

     Each business unit not on the St. Paul system is responsible for developing and implementing a Year 2000 compliance plan for its critical operating and application systems (including assessment, remediation, validation and implementation) subject to the oversight and coordination of a special corporate-wide Year 2000 management team. The goal was for these business units to complete all compliance activities by December 31, 1998. The business units have reported approximately 90 percent achievement of Year 2000 compliance. Where compliance has not been achieved, appropriate remedial plans have been adopted. The Year 2000 management team is currently auditing the plans as presented by the business units to ensure corporate-wide consistency in these efforts and, to the extent determined necessary, will participate in tests based on the simulation of Year 2000. The goal is to achieve full compliance by July 1999.

     The company has completed an assessment of its dispensing and cleaning systems which are at customer locations, for date/time sensitivity. The installed base of such cleaning and dispensing systems which has not been determined to be Year 2000 compliant is estimated at less than 0.5 percent of all systems in place at customer sites. The company believes that Year 2000 compliant alternatives have been designed and identified and that the systems can be retrofitted by July 1999.

     The company has completed the assessment stage of analyzing its manufacturing and building maintenance operations for date/time sensitivity relative to Year 2000. While some issues have been identified, the company believes that it can modify its processes or retrofit equipment to become Year 2000 compliant and is in the process of doing so with the intention of completing the process by July 1999.

     The company does not have final estimates for the costs of full Year 2000 remediation other than for St. Paul-based operating and application systems but it believes the costs, when aggregated with costs for the St. Paul-based systems, will not be material to the company's results of operations, financial position, or liquidity. The costs will be funded by operating cash flows.

     The company intends to complete its Year 2000 remediation efforts primarily with in-house resources, but has and will continue to use consultants for specific tasks.

     Failures caused by the Year 2000 of key suppliers and vendors could cause supply interruptions. Therefore, the company has contacted key suppliers and vendors in order to determine the status of their Year 2000 remediation plans. In the company's experience, its key suppliers and vendors are aware of the Year 2000 issue and represent that they have plans for being compliant on a timely basis. The company intends to continue to monitor progress and may take further actions to verify the accuracy of vendor and supplier representations.

     The company is dependent upon its customers for sales and cash flow and customers' Year 2000 failures could result in reduced sales, increased inventory or receivable levels and cash flow reductions. While these events are possible, the company's customer base is wide and diverse and the company does not, at this point, believe that customers' Year 2000 failures will have a material effect on the company. The company will continue to monitor this issue and will consider further actions as may be warranted in the circumstances.

     The company recognizes the need for Year 2000 contingency plans and will be developing such plans during 1999.

     The Henkel-Ecolab joint venture is conducting its own Year 2000 compliance program.

     The company recognizes that issues related to Year 2000 constitute a material known uncertainty. The company also recognizes the importance of ensuring its operations will not be adversely affected by Year 2000 issues. It believes that the processes described above will be effective to manage the risks associated with Year 2000 compliance. However, there can be no assurance that the process can be completed on the timetable described above, that it will be 100 percent effective in identifying all Year 2000 issues, or that the remediation processes for its own operations will be completely effective.
The issues related to vendors or suppliers are more difficult because their Year 2000 compliance programs are not within the company's direct control. These uncertainties relating to Year 2000, however, are ones which the company believes it shares with companies in similar businesses. Additional information is found under the company's statement entitled "Forward-Looking Statements and Risk Factors" which is contained under Part I of the company's Annual Report on Form 10-K for the year ended December 31, 1998.

     The failure to identify and remediate Year 2000 problems or, the failure of key third parties who do business with the company or governmental/regulatory agencies to timely remediate their Year 2000 issues could cause system failures or errors, business interruptions and in a worst case scenario, the inability to engage in normal business practices for an unknown length of time. Litigation could also ensue. The effect on the company's results of operations, financial position, or liquidity could be materially adverse.

EURO CURRENCY CONVERSION

The company's principal activities in Europe are not conducted directly. Rather, such activities are conducted through its Henkel-Ecolab joint venture.

     On January 1, 1999, 11 of the 15 member countries of the European Monetary Union established fixed conversion rates between their existing currencies and a new currency, the Euro. During a transition period from January 1, 1999 through January 1, 2002, the Euro will replace the national currencies that exist in the participating countries.

     The transition to the Euro creates a number of sales, marketing, finance and accounting issues. These issues are being addressed by the management of the Henkel-Ecolab joint venture.

     While the company will continue to evaluate the impact of the Euro introduction over time, based on currently available information and the nature of the company's exposures, the company does not, at this time, believe that the transition to the Euro will have a material adverse impact on the company's results of operations, financial position, or liquidity.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

FINANCIAL POSITION

The company has maintained its long-term financial objective of an investment grade balance sheet since 1993. The company's debt was rated within the "A" categories by the major rating agencies throughout 1998. Significant changes to the company's balance sheet during 1998 included the following:

- The company has added assets and liabilities to its balance sheet during the last two years through business acquisitions. Other noncurrent assets reflect significant additions for the GCS business and a cleaning and sanitizing business acquired in Japan during 1998, and the acquisitions of Gibson and Chemidyne in 1997. Significant levels of accounts receivable, inventories, property, plant and equipment and other current liabilities were also added during 1998 and 1997 as a result of these business acquisitions. During 1998, net assets (principally accounts receivable, inventories and property, plant and equipment) related to certain Gibson businesses and duplicate facilities were reclassified to other current assets and the majority of these net assets were sold.

                                    [GRAPH]

- Total debt was $295 million at December 31, 1998, compared with total debt of $308 million at year-end 1997 and $176 million at year-end 1996. The increase in total debt during 1997 included $116 million of borrowings incurred under the company's Multicurrency Credit Agreement to finance the purchase of the outstanding common shares of Gibson, and $22 million of debt which was included on Gibson's balance sheet at the time of acquisition. During 1998, the company replaced long-term debt under its Multicurrency Credit Agreement with approximately $60 million of Australian-dollar-denominated debt under a medium-term note agreement and approximately $30 million of Australian-dollar-denominated commercial paper. At December 31, 1998, the company had $44 million of U.S.-dollar-denominated debt outstanding under its Multicurrency Credit Agreement related primarily to business acquisitions, funding for income tax payments to settle an outstanding tax issue and share repurchases. As of December 31, 1998, the ratio of total debt to capitalization was 30 percent compared to 36 percent at year-end 1997 and 25 percent at year-end 1996. The improvement in the total debt to capitalization ratio for 1998 was principally due to increased shareholders' equity, which resulted from strong earnings performance and the 1998 gain from discontinued operations.

- Working capital levels have remained fairly constant over the last three year ends. Working capital was $104 million at year-end 1998, compared with working capital levels of $105 million and $108 million at year-end 1997 and 1996, respectively.

- Other noncurrent liabilities decreased to $68 million at December 31, 1998 from $125 million at year-end 1997 and $138 million at year-end 1996. During 1998, the company resolved a tax issue related to the disposal of a business in 1992. As a result, the company reduced its noncurrent liabilities through the payment of income taxes of approximately $39 million and the recognition of a gain from discontinued operations of $38 million.

CASH FLOWS

For 1998, cash flows from continuing operating activities reached a record $275 million, compared to $235 million in 1997 and $254 million in 1996. Operating cash flows for 1998 included strong earnings performance and the additional cash flows from businesses acquired. Operating cash flows for 1997 were unfavorably affected by a cash outflow due to an $18 million income tax deposit against outstanding federal income tax issues that had been accrued for in other noncurrent liabilities, and the reversal of favorable timing of payments which affected the fourth quarter of 1996. Operating cash flows for 1997 also included higher dividends from the Henkel-Ecolab joint venture.

     Cash used for discontinued operating activities in 1998 reflects income taxes paid related to a business which was discontinued in 1992.

     CASH USED FOR DISCONTINUED OPERATING ACTIVITIES IN 1998 REFLECTS


                                    [GRAPH]

     Cash flows used for investing activities included capital expenditures of $148 million in 1998, $122 million in 1997 and $112 million in 1996. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. The company has also expanded its manufacturing facilities over the last few years through construction and business acquisitions in order to meet sales requirements more efficiently. The majority of cash flows used in 1998 for businesses acquired were related to the year-end 1997 Gibson acquisition and a cleaning and sanitizing business acquired in Japan in early 1998. Cash flows used for businesses acquired included Gibson in 1997 and Huntington and Monarch in 1996. Investing activities cash flows for 1998 also included the proceeds from the sale of certain Gibson businesses and duplicate facilities which the company chose not to retain.

     Cash used for financing activities included cash flows used for reacquired shares, cash dividends and net cash used of $9 million to reduce short-term and long-term debt during 1998.

     In 1998, the company increased its annual dividend rate for the seventh consecutive year. The company has paid dividends on its common stock for 62 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

            First    Second        Third       Fourth
          Quarter   Quarter      Quarter      Quarter      Year
---------------------------------------------------------------------
1998      $0.095    $0.095       $0.095        $0.105      $0.39
1997       0.08      0.08         0.08          0.095       0.335
1996       0.07      0.07         0.07          0.08        0.29

LIQUIDITY

The company maintains a committed line of credit under the Multicurrency Credit Agreement for general corporate financing needs. The agreement includes a competitive bid feature to minimize the cost of the company's borrowings. The company also has a $200 million shelf registration as an additional source of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from the Henkel-Ecolab joint venture, available credit, and additional credit available based on a strong financial position, are more than adequate to fund all of its 1999 requirements for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.

CONSOLIDATED STATEMENT OF INCOME


Year ended December 31 (thousands,
except per share)                                       1998           1997           1996
------------------------------------------------------------------------------------------
Net Sales                                       $  1,888,226   $  1,640,352     $1,490,009
Cost of Sales                                        851,173        722,084        674,953
Selling, General and Administrative Expenses         775,073        699,764        629,739
                                                ------------------------------------------
Operating Income                                     261,980        218,504        185,317
Interest Expense, Net                                 21,742         12,637         14,372
                                                ------------------------------------------
Income From Continuing Operations Before
     Income Taxes and Equity in Earnings
     of Henkel-Ecolab                                240,238        205,867        170,945
Provision for Income Taxes                           101,782         85,345         70,771
Equity in Earnings of Henkel-Ecolab Joint
     Venture                                          16,050         13,433         13,011
                                                ------------------------------------------
Income From Continuing Operations                    154,506        133,955        113,185
Gain From Discontinued Operations                     38,000
                                                ------------------------------------------
Net Income                                      $    192,506   $    133,955     $  113,185
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Basic Income Per Common Share
     Income From Continuing Operations          $       1.20   $       1.03     $     0.88
     Gain From Discontinued Operations                  0.29
     Net Income                                 $       1.49   $       1.03     $     0.88
Diluted Income Per Common Share
     Income From Continuing Operations          $       1.15   $       1.00     $     0.85
     Gain From Discontinued Operations                  0.28
     Net Income                                 $       1.44   $       1.00     $     0.85
Weighted-Average Common Shares Outstanding
     Basic                                           129,157        129,446        128,991
     Diluted                                         134,047        133,822        132,817


See notes to consolidated financial statements.

34 Ecolab 1998 Annual Report

CONSOLIDATED BALANCE SHEET


December 31 (thousands, except per share)               1998           1997           1996
------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                       $     28,425   $     61,169     $   69,275
Accounts receivable, net                             246,695        246,041        205,026
Inventories                                          165,627        154,831        122,248
Deferred income taxes                                 36,256         34,978         29,344
Other current assets                                  26,511         12,482          9,614
                                                ------------------------------------------
Current Assets                                       503,514        509,501        435,507
Property, Plant and Equipment, Net                   420,205        395,562        332,314
Investment in Henkel-Ecolab Joint Venture            253,646        239,879        285,237
Other Assets                                         293,630        271,357        155,351
                                                ------------------------------------------
Total Assets                                    $  1,470,995   $  1,416,299     $1,208,409
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                 $     67,991   $     48,884     $   27,609
Accounts payable                                     124,646        130,682        103,803
Compensation and benefits                             79,431         74,317         71,533
Income taxes                                             244         13,506         26,977
Other current liabilities                            127,479        137,075         97,849
                                                ------------------------------------------
Current Liabilities                                  399,791        404,464        327,771
Long-Term Debt                                       227,041        259,384        148,683
Postretirement Health Care and Pension Benefits       85,793         76,109         73,577
Other Liabilities                                     67,829        124,641        138,415
Shareholders' Equity (common stock, par
     value $1.00 per share;
     shares outstanding:
     1998 - 129,479; 1997 - 129,127;
     1996 - 129,600)                                 690,541        551,701        519,963
                                                ------------------------------------------
Total Liabilities and Shareholders' Equity      $  1,470,995   $  1,416,299     $1,208,409
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


                                                  Ecolab 1998 Annual Report 35

CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31 (thousands)                      1998           1997           1996
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                      $    192,506   $    133,955     $  113,185
Less: gain from discontinued operations               38,000
                                                ------------------------------------------
Income from continuing operations                    154,506        133,955        113,185
Adjustments to reconcile income from
     continuing operations to cash
     provided by continuing operations:
          Depreciation                                99,276         84,415         75,185
          Amortization                                22,695         16,464         14,338
          Deferred income taxes                       (2,012)        (2,074)        (6,878)
          Equity in earnings of joint venture        (16,050)       (13,433)       (13,011)
          Joint venture royalties and dividends       10,451         25,367         15,769
          Other, net                                   1,526          4,630          1,023
          Changes in operating assets and
               liabilities:
               Accounts receivable                     1,352        (21,231)         2,809
               Inventories                           (11,667)       (14,395)        (6,852)
               Other assets                           (7,631)       (10,993)        (5,255)
               Accounts payable                       (7,794)        20,876         16,397
               Other liabilities                      29,877         11,517         47,559
                                                ------------------------------------------
Cash provided by continuing operations               274,529        235,098        254,269
Cash used for discontinued operations                (38,887)
                                                ------------------------------------------
Cash provided by operating activities                235,642        235,098        254,269
                                                ------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                (147,631)      (121,667)      (111,518)
Property disposals                                     7,060          3,424          3,284
Businesses acquired                                  (40,206)      (157,234)       (54,911)
Sale of Gibson businesses and assets                  14,226
Other, net                                             4,766         (1,240)        (1,449)
                                                ------------------------------------------
Cash used for investing activities                  (161,785)      (276,717)      (164,594)
                                                ------------------------------------------
FINANCING ACTIVITIES
Notes payable                                         24,820          9,280        (42,045)
Long-term debt borrowings                            117,740        117,000         75,000
Long-term debt repayments                           (151,143)       (15,210)       (35,690)
Reacquired shares                                    (52,984)       (60,795)       (22,790)
Cash dividends on common stock                       (49,000)       (41,456)       (36,096)
Other, net                                             5,679         26,278         17,088
                                                ------------------------------------------
Cash provided by (used for) financing
      activities                                    (104,888)        35,097        (44,533)
                                                ------------------------------------------
Effect of exchange rate changes on cash               (1,713)        (1,584)          (585)
                                                ------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS                                    (32,744)        (8,106)        44,557
Cash and cash equivalents, beginning of year          61,169         69,275         24,718
                                                ------------------------------------------
Cash and cash equivalents, end of year          $     28,425   $     61,169     $   69,275
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


Bracketed amounts indicate a use of cash.

See notes to consolidated financial statements.


36 Ecolab 1998 Annual Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

                                                                                              Accumulated
                                                                                                    Other
                                                  Additional                                Comprehensive
                                       Common        Paid-in       Retained       Deferred         Income:    Treasury
(thousands)                             Stock        Capital       Earnings   Compensation     Translation       Stock      Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995            $ 70,078       $171,765       $325,674       $ (6,484)       $ 16,272   $(120,647)  $456,658
Net income                                                          113,185                                               113,185
Foreign currency translation                                                                        (9,485)                (9,485)
                                                                                                                         --------
Comprehensive income                                                                                                      103,700
Cash dividends on common stock                                      (37,409)                                              (37,409)
Stock options                             673         14,824                                                               15,497
Stock awards                                             522          2,912         (3,638)                      1,779      1,575
Reacquired shares                                                                                  (22,790)               (22,790)
Amortization                                                                         2,732                                  2,732
                                     --------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996              70,751        187,111        404,362         (7,390)          6,787    (141,658)   519,963
Net income                                                          133,955                                               133,955
Foreign currency translation                                                                       (35,730)               (35,730)
                                                                                                                         --------
Comprehensive income                                                                                                       98,225
Cash dividends on common stock                                      (43,367)                                              (43,367)
Stock options                             648         15,877                                                               16,525
Stock awards                                           5,093                        (5,200)                      1,427      1,320
Business acquisitions                                 12,454                                                     3,946     16,400
Reacquired shares                                                                                              (60,795)   (60,795)
Amortization                                                                         3,430                                  3,430
Stock dividend                         71,398        (71,398)
                                     --------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997             142,797        149,137        494,950         (9,160)        (28,943)   (197,080)   551,701
Net income                                                          192,506                                               192,506
Foreign currency translation                                                                          (937)                  (937)
                                                                                                                         --------
Comprehensive income                                                                                                      191,569
Cash dividends on common stock                                      (50,309)                                              (50,309)
Stock options                           1,059         16,047                                                               17,106
Stock awards                                           6,833                        (6,163)                      1,198      1,868
Business acquisitions                     850         26,195                                                       220     27,265
Reacquired shares                                                                                              (52,984)   (52,984)
Amortization                                                                         4,325                                  4,325
                                     --------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998            $144,706       $198,212       $637,147       $(10,998)      $ (29,880)  $(248,646)  $690,541
                                     --------------------------------------------------------------------------------------------
                                     --------------------------------------------------------------------------------------------

COMMON STOCK ACTIVITY

                                                  1998                           1997                     1996
                                      ---------------------------------------------------------------------------------
                                           Common       Treasury         Common       Treasury       Common    Treasury
Year ended December 31 (shares)             Stock          Stock          Stock          Stock        Stock       Stock
-----------------------------------------------------------------------------------------------------------------------
Shares, beginning of year             142,796,652    (13,669,624)    70,750,741     (5,950,518)  70,078,398  (5,376,917)
Stock options                           1,058,686                       648,085                     672,343
Stock awards                                             206,366                       124,440                  150,010
Business acquisitions                     850,445         33,083                       308,343
Reacquired shares                                     (1,796,868)                   (1,317,077)                (723,611)
Stock dividend                                                       71,397,826     (6,834,812)
                                      ---------------------------------------------------------------------------------
Shares, end of year                   144,705,783    (15,227,043)   142,796,652    (13,669,624)  70,750,741  (5,950,518)
                                      ---------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                   Ecolab 1998 Annual Report 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ONE: NATURE OF BUSINESS

The company is the leading global developer and marketer of premium cleaning and sanitizing products and services for the hospitality, institutional and industrial markets. Customers include hotels and restaurants; foodservice, healthcare and educational facilities; quickservice (fast-food) units; commercial laundries; light industry; dairy plants and farms; and food and beverage processors around the world.

TWO: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company's international subsidiaries and the Henkel-Ecolab joint venture generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders' equity.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly liquid investments with a maturity of three months or less when purchased.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 45 percent, 40 percent and 44 percent of consolidated inventories at year-end 1998, 1997 and 1996, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

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

INCOME PER COMMON SHARE

The computations of the basic and diluted per share amounts for the company's continuing operations were as follows:

(thousands, except per share)            1998           1997           1996
-----------------------------------------------------------------------------
Income from continuing
     operations                  $    154,506   $    133,955   $    113,185
-----------------------------------------------------------------------------
Weighted-average common
     shares outstanding
          Basic (actual shares
               outstanding)           129,157        129,446        128,991
          Effect of dilutive
               stock options            4,890          4,376          3,826
                                 --------------------------------------------
          Diluted                     134,047        133,822        132,817
-----------------------------------------------------------------------------
Income from continuing operations
     per common share
          Basic                  $       1.20   $       1.03   $       0.88
          Diluted                $       1.15   $       1.00   $       0.85

     Stock options granted in 1998 for approximately 2.2 million shares were not dilutive and, therefore, were not included in the computation of diluted income per common share amounts for 1998.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

THREE: BALANCE SHEET INFORMATION

December 31 (thousands)                  1998           1997           1996
-----------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET
Accounts receivable              $    259,588   $    256,919   $    214,369
Allowance for doubtful accounts       (12,893)       (10,878)        (9,343)
                                 --------------------------------------------
Total                            $    246,695   $    246,041   $    205,026
-----------------------------------------------------------------------------
INVENTORIES
Finished goods                   $     73,983   $     67,823   $     52,232
Raw materials and parts                93,862         89,716         73,060
Excess of fifo cost over lifo cost     (2,218)        (2,708)        (3,044)
                                 --------------------------------------------
Total                            $    165,627   $    154,831   $    122,248
-----------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET
Land                             $     12,584   $     18,184   $      7,969
Buildings and leaseholds              157,302        145,021        129,781
Machinery and equipment               258,107        232,940        208,704
Merchandising equipment               435,998        379,531        330,277
Construction in progress               11,038         19,862         11,745
                                 --------------------------------------------
                                      875,029        795,538        688,476
Accumulated depreciation
     and amortization                (454,824)      (399,976)      (356,162)
                                 --------------------------------------------
Total                            $    420,205   $    395,562   $    332,314
-----------------------------------------------------------------------------
OTHER ASSETS
Intangible assets, net           $    236,659   $    217,120   $     96,865
Investments in securities                              5,000          5,000
Deferred income taxes                  27,256         23,444         26,582
Other                                  29,715         25,793         26,904
                                 --------------------------------------------
Total                            $    293,630   $    271,357   $    155,351
-----------------------------------------------------------------------------
SHORT-TERM DEBT
Notes payable                    $     52,441   $     33,440   $     12,333
Long-term debt, current maturities     15,550         15,444         15,276
                                 --------------------------------------------
Total                            $     67,991   $     48,884   $     27,609
-----------------------------------------------------------------------------
LONG-TERM DEBT
7.19% senior notes, due 2006     $     75,000   $     75,000   $     75,000
9.68% senior notes, due
     1995-2001                         42,857         57,143         71,429
6.00% medium-term notes,
     due 2001                          62,761
Multicurrency Credit Agreement,
     due 2002                          44,000        116,450
Other                                  17,973         26,235         17,530
                                 --------------------------------------------
                                      242,591        274,828        163,959
Long-term debt,
     current maturities               (15,550)       (15,444)       (15,276)
                                 --------------------------------------------
Total                            $    227,041   $    259,384   $    148,683
-----------------------------------------------------------------------------

     The 9.68 percent senior notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

     The company has a $275 million Multicurrency Credit Agreement with a consortium of banks. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in G-7 currencies, Australian dollars or certain other currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. Amounts outstanding under the agreement at year-end 1998 were denominated in U.S. dollars and had an average annual interest rate of 6.7 percent and amounts outstanding at year-end 1997 were denominated in Australian dollars and had an average annual interest rate of 5.2 percent.

     In August 1998, the company issued approximately $60 million of Australian-dollar-denominated medium-term notes that mature in November 2001. The company also issued approximately $30 million of Australian-dollar-denominated commercial paper (notes payable). The proceeds from these debt issuances were used to reduce debt under the company's Multicurrency Credit Agreement.

     In October 1996, the company filed a shelf registration with the Securities and Exchange Commission for the issuance of up to $200 million of debt securities. The filing is intended to enhance the company's future financial flexibility in funding general business needs.

     As of December 31, the weighted-average interest rate on notes payable was
7.4 percent for 1998, 5.4 percent for 1997 and 5.1 percent for 1996.

     As of December 31, 1998, the aggregate annual maturities of long-term debt for the next five years were: 1999 - $15,550,000; 2000 - $15,714,000; 2001 -
$77,799,000; 2002 - $45,820,000 and 2003 - $10,374,000.

     Interest expense was $25,012,000 in 1998, $18,043,000 in 1997 and
$19,084,000 in 1996. Total interest paid was $25,198,000 in 1998, $18,168,000 in
1997 and $16,897,000 in 1996.

     Other noncurrent liabilities included income taxes payable of $30 million at December 31, 1998, $82 million at December 31, 1997 and $100 million at December 31, 1996. During 1998, the company resolved a tax issue related to the disposal of a business in 1992. The company paid approximately $39 million and recognized a gain from discontinued operations of $38 million related to the settlement of this issue.

FOUR: FINANCIAL INSTRUMENTS

FOREIGN CURRENCY AND INTEREST RATE INSTRUMENTS

The company uses hedging and derivative financial instruments to limit financial risk related to foreign currency exchange rates, interest rates and other market risks. The company does not hold hedging or derivative financial instruments of a speculative nature.

     The company enters into foreign currency forward and option contracts to hedge specific foreign currency exposures related to intercompany debt, Henkel-Ecolab and subsidiary royalties and other intercompany transactions. These contracts generally expire within one year. Gains and losses on these contracts are deferred and recognized as part of the specific transactions hedged. The cash flows from these contracts are classified in the same category as the transaction hedged in the Consolidated Statement of Cash Flows.

     The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $71 million at December 31, 1998, $70 million at December 31, 1997 and $115 million at December 31, 1996. The unrealized gains and losses on these contracts were not significant.

     At December 31, 1998, the company had entered into an interest rate swap agreement which is effective November 2001 through November 2004. This agreement provides for a fixed rate of interest on an amount equal to one-half of the debt under the company's medium-term notes. The fair value of the company's interest rate swap agreement was not significant as of December 31, 1998.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)                  1998           1997           1996
----------------------------------------------------------------------------
Carrying amount
     Cash and cash equivalents   $     28,425   $     61,169   $     69,275
     Long-term investments
          in securities                                5,000          5,000
     Short-term debt                   67,991         48,884         27,609
     Long-term debt                   227,041        259,384        148,683
Fair Value
     Long-term debt              $    235,131   $    266,926   $    155,558

     The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturities.

     The fair value of long-term debt is based on quoted market prices for the same or similar issues.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, a new standard of accounting and reporting for derivative instruments and hedging activities. The company is required to adopt the new standard in the first quarter of 2000. Although a full analysis of all of the requirements of the new standard has not been completed, the company's use of derivative and hedging financial instruments is limited and, therefore, the company does not anticipate that the impact of the new standard will be significant.

FIVE: GAIN FROM DISCONTINUED OPERATIONS

During the third quarter of 1998, the company resolved a tax issue related to the disposal of a business in 1992. As a result of tax losses on the disposition of this business, the company's U.S. federal income tax payments were reduced in 1992 through 1995 by a total of approximately $58 million. However, pending final acceptance of the company's treatment of the losses, no income tax benefit was recognized for financial reporting purposes. During 1998, an agreement was reached with the Internal Revenue Service on the final tax treatment for the losses. This agreement resulted in the payment of approximately $39 million of income taxes and interest, and the recognition of a gain from discontinued operations of $38 million or $0.28 per diluted share for the year ended December 31, 1998.


SIX: BUSINESS ACQUISITIONS

GIBSON BUSINESS ACQUISITION

During 1997, the company completed a public tender offer for all of the outstanding stock of Gibson Chemical Industries Limited (Gibson) located in Melbourne, Australia. Gibson is a manufacturer and marketer of cleaning and sanitizing products, primarily for the Australian and New Zealand institutional, healthcare and industrial markets.

     The acquisition was accounted for as a purchase. The purchase price of the shares and the direct costs of the transaction totaled approximately $130 million and were initially financed through the company's Multicurrency Credit Agreement. The excess of the purchase price over the net tangible assets acquired was approximately $88 million and is being amortized on a straight-line basis over useful lives averaging 25 years. The assets acquired and the liabilities assumed in the transaction were included in the company's Consolidated Balance Sheet as of the November 30, 1997 effective date.

     The following unaudited pro forma financial information reflects the combined results of the company and the retained Gibson businesses assuming the acquisition had occurred at the beginning of 1997. Pro forma adjustments have been included to give effect to amortization of the excess of the purchase price over the net tangible assets acquired, interest expense on debt incurred to finance the acquisition and the related income tax effects. In accordance with the pro forma adjustment guidelines, cost savings from efficiencies and synergies have not been reflected in the information shown below.

(thousands, except per share)                                          1997
-------------------------------------------------------------------------------
Net sales                                                      $  1,741,006
Income from continuing operations                                   131,455
Diluted income from continuing operations
     per common share                                          $       0.98

     The pro forma results are presented for information purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the combination occurred at the beginning of 1997 or of future results of operations of the consolidated businesses.

OTHER BUSINESS ACQUISITIONS

In December 1997, the company acquired a cleaning and sanitizing business in Japan from Henkel KGaA. Sales of the acquired business were approximately $10 million in 1997.

     In June 1998, the company acquired certain assets of American Fluid Technologies (AFT), which is based in Hopkins, Minnesota. AFT provides cleaning and optimization products and services for membrane systems used to process water for food, beverage, pharmaceutical and industrial applications. AFT has become part of the company's Food & Beverage operations. AFT sales were approximately $3 million in 1997.

     Also in June 1998, the company acquired certain assets of Puremark International, a Fairfield, New Jersey-based manufacturer of systems which help purify and condition water used in foodservice soda fountain dispensers, ice makers, coffee makers and similar items. The acquired business had sales of approximately $2 million in 1997, and has become part of the company's Institutional operations.

     In July 1998, the company issued approximately 850,000 shares of common stock to purchase GCS Service, Inc., a Danbury, Connecticut-based provider of commercial kitchen equipment repair services. GCS Service, Inc. sales were $48 million in 1997.

     In November 1998, the company acquired selected assets of Vulcan Chemical Technologies, Inc. of Sacramento, California. This business supplies chlorine dioxide generator technology for the food processing industry and has become part of the company's Food & Beverage operations. Annual sales of the business acquired were approximately $6 million in 1997.

     These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company's consolidated results of operations, financial position and cash flows.

SEVEN: HENKEL-ECOLAB JOINT VENTURE

The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The joint venture's results of operations and the company's equity in earnings of the joint venture included:

(thousands)                              1998           1997           1996
----------------------------------------------------------------------------
Joint venture
     Net sales                   $    904,217   $    844,689   $    905,402
     Gross profit                     500,107        470,698        497,909
     Income before income taxes        65,946         63,640         65,091
     Net income                  $     38,540   $     33,701   $     34,808
Ecolab equity in earnings
     Ecolab equity in net income $     19,270   $     16,851   $     17,404
     Ecolab royalty income from
          joint venture, net of
          income taxes                  4,550          4,583          4,730
     Amortization expense for the
          excess of cost over the
          underlying net assets
          of the joint venture         (7,770)        (8,001)        (9,123)
                                 -------------------------------------------
     Equity in earnings of
          Henkel-Ecolab joint
               venture           $     16,050   $     13,433   $     13,011
----------------------------------------------------------------------------

     The company's investment in the Henkel-Ecolab joint venture includes the unamortized excess of the company's investment over its equity in the joint venture's net assets. This excess was $142 million at December 31, 1998, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

     Condensed balance sheet information for the Henkel-Ecolab joint venture was:

December 31 (thousands)                  1998           1997           1996
----------------------------------------------------------------------------
Current assets                   $    368,604   $    345,692   $    425,225
Noncurrent assets                     179,188        145,601        142,227
Current liabilities                   242,630        224,155        309,599
Noncurrent liabilities           $     82,097   $     77,303   $     75,360

EIGHT: INCOME TAXES

Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab consisted of:

(thousands)                              1998           1997           1996
----------------------------------------------------------------------------
Domestic                         $    213,781   $    173,851   $    144,888
Foreign                                26,457         32,016         26,057
                                 -------------------------------------------
Total                            $    240,238   $    205,867   $    170,945
----------------------------------------------------------------------------

     The provision for income taxes consisted of:

(thousands)                              1998           1997           1996
----------------------------------------------------------------------------
Federal and state                $     92,094   $     76,399   $     66,868
Foreign                                11,700         11,020         10,781
                                 -------------------------------------------
Currently payable                     103,794         87,419         77,649
                                 -------------------------------------------
Federal and state                      (3,596)        (3,675)        (6,748)
Foreign                                 1,584          1,601           (130)
                                 -------------------------------------------
Deferred                               (2,012)        (2,074)        (6,878)
                                 -------------------------------------------
Provision for income taxes       $    101,782   $     85,345   $     70,771
----------------------------------------------------------------------------

     The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:

December 31 (thousands)                  1998           1997           1996
----------------------------------------------------------------------------
Deferred tax assets
     Postretirement health care
          and pension benefits   $     34,940   $     30,991   $     29,596
     Other accrued liabilities         47,601         41,611         39,151
     Loss carryforwards                 3,999          3,541          4,780
     Other, net                         9,821         12,766          8,814
     Valuation allowance               (1,462)        (1,462)        (1,462)
                                 -------------------------------------------
     Total                             94,899         87,447         80,879
                                 -------------------------------------------
Deferred tax liabilities
     Property, plant and
          equipment basis
          differences                  26,605         27,606         23,496
     Other, net                         4,782          1,419          1,457
                                 -------------------------------------------
     Total                             31,387         29,025         24,953
                                 -------------------------------------------
Net deferred tax assets          $     63,512   $     58,422   $     55,926
----------------------------------------------------------------------------

     A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:

                                         1998           1997           1996
----------------------------------------------------------------------------
Statutory U.S. rate                     35.0%          35.0%          35.0%
State income taxes, net of
     federal benefit                      4.3            4.2            4.2
Foreign operations                        1.4            0.6            0.5
Other, net                                1.7            1.7            1.7
                                 -------------------------------------------
Effective income tax rate               42.4%          41.5%          41.4%
----------------------------------------------------------------------------

     Cash paid for income taxes was approximately $122 million in 1998, $100 million in 1997 and $72 million in 1996. In 1998, approximately $39 million of payments resulted from the settlement of a tax issue related to the disposal of a business in 1992.

     As of December 31, 1998, undistributed earnings of international subsidiaries and the Henkel-Ecolab joint venture of approximately $30 million and $50 million, respectively, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be offset substantially by available foreign tax credits.

NINE: STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 1,835,714 for 1998, 5,274,652 for 1997 and 840,096 for 1996.

     Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options generally become exercisable over periods of up to four years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares                                   1998           1997           1996
----------------------------------------------------------------------------
Granted                             3,342,555      1,031,760      1,266,680
Exercised                          (1,058,686)    (1,295,170)    (1,344,686)
Canceled                             (174,800)       (63,416)      (102,666)
                                 -------------------------------------------
December 31:
     Outstanding                   10,989,491      8,880,422      9,207,248
----------------------------------------------------------------------------
     Exercisable                    6,134,840      5,922,150      5,859,968

Average exercise price per share         1998           1997           1996
----------------------------------------------------------------------------
Granted                          $      43.33   $      21.72   $      15.26
Exercised                                8.05           8.50           7.65
Canceled                                37.47          14.07          12.16
December 31:
     Outstanding                        21.44          11.92          10.35
     Exercisable                 $      11.01   $       9.66   $       8.75

     Information related to stock options outstanding and stock options exercisable as of December 31, 1998 is as follows:

                              Options Outstanding
-----------------------------------------------------------------------------
                                                    Weighted-      Weighted-
      Range of                                        Average        Average
      Exercise                     Options          Remaining       Exercise
      Prices                   Outstanding   Contractual Life          Price
-----------------------------------------------------------------------------
$ 5.69-$ 9.31                    1,846,329      2.6 years            $ 7.23
$10.13-$11.59                    2,850,450      5.4 years            $11.10
$13.41-$18.91                    2,119,525      7.1 years            $14.65
$20.63-$33.31                    1,938,187      9.1 years            $26.68
$49.00                           2,235,000      9.2 years            $49.00
-----------------------------------------------------------------------------

                            Options Exercisable
-----------------------------------------------------------------------------
                                                             Weighted-
       Range of                                                Average
       Exercise                     Options                   Exercise
         Prices                 Exercisable                      Price
-----------------------------------------------------------------------------
$ 5.69-$ 9.31                    1,846,329                     $ 7.23
$10.13-$11.59                    2,741,250                     $11.08
$13.41-$18.91                    1,302,005                     $14.42
$20.63-$33.31                      245,256                     $21.88

     Stock awards are generally subject to restrictions, including forfeiture in the event of termination of employment. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.

     The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

     Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, income from continuing operations and the related diluted per common share amounts for 1998, 1997 and 1996 would have been reduced to the following pro forma amounts:


(thousands, except per share)            1998           1997           1996
-----------------------------------------------------------------------------
Income from continuing operations
     As reported                 $    154,506   $    133,955   $    113,185
     Pro forma                        150,773        131,763        111,761
Diluted income from continuing
     operations per common share
          As reported                    1.15           1.00           0.85
          Pro forma              $       1.12   $       0.98   $       0.84

     The weighted-average grant-date fair value of options granted in 1998, 1997 and 1996 and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model were as follows:

                                         1998           1997           1996
-----------------------------------------------------------------------------
Weighted-average grant-date fair
     value of options granted
          Granted at market prices     $ 7.65         $ 5.94         $ 4.15
          Granted at prices
               exceeding market        $ 1.78
Assumptions
     Risk-free interest rate             5.5%           6.2%           6.2%
     Expected life                    6 years        6 years       6 years
     Expected volatility                17.8%          19.6%          20.9%
     Expected dividend yield             1.5%           1.8%           1.9%


TEN: SHAREHOLDERS' EQUITY

During 1998, the company adopted Statement of Financial Accounting Standards No. 130, a new standard for reporting comprehensive income, which includes all changes in shareholders' equity with the exception of additional investments by shareholders or distributions to shareholders. The format of the Consolidated Statement of Comprehensive Income and Shareholders' Equity has been changed to present information about comprehensive income. For the company, comprehensive income includes net income and foreign currency translation that is charged or credited to shareholders' equity.

     The company's common stock was split two for one in the form of a 100 percent stock dividend paid January 15, 1998 to shareholders of record on December 26, 1997. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Comprehensive Income and Shareholders' Equity.

     Authorized common stock, par value $1.00 per share, was 200 million shares in 1998 and 1997 and 100 million shares in 1996. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.39 for 1998, $0.335 for 1997 and $0.29 for 1996.

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

     The company maintains a share repurchase program which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company also reacquires shares for general corporate purposes under a separate program established in 1995. As of December 31, 1998 there were approximately 3.6 million shares remaining to be purchased under this program. The company reacquired 1,626,900 shares of its common stock in 1998, 2,561,400 shares in 1997 and 1,260,400 shares in 1996 under these programs through open and private market purchases. The company anticipates that it will continue to periodically reacquire shares under its share repurchase programs.

ELEVEN: RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $42,076,000 in 1998, $38,155,000 in 1997 and $35,071,000 in 1996. As of December 31, 1998, future minimum payments under operating leases with noncancelable terms in excess of one year were:

(thousands)
--------------------------------------------------------------
1999                                            $     13,032
2000                                                   8,727
2001                                                   5,932
2002                                                   3,925
2003                                                   2,827
Thereafter                                            15,420
                                                --------------
Total                                           $     49,863

TWELVE: RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $32,815,000 in 1998, $30,420,000 in 1997 and $28,676,000 in 1996.

THIRTEEN: ENVIRONMENTAL COMPLIANCE COSTS

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated. While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's consolidated results of operations, financial position or liquidity.

FOURTEEN: RETIREMENT PLANS

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

     A reconciliation of changes in the benefit obligations and fair value of assets of its U.S. pension and postretirement health care benefits plans is as follows:


                                                Pension Benefits                          Postretirement Benefits
                                 -------------------------------------------------------------------------------------------------
(thousands)                              1998           1997           1996           1998           1997                   1996
----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation,
     beginning of year           $    287,027   $    240,116   $    217,008     $   91,121   $     71,549           $     59,447
Service cost                           16,336         13,330         12,615          5,668          4,325                  3,298
Interest cost                          20,563         18,371         16,084          6,382          5,711                  4,398
Plan participants' contributions                                                       741            767                    578
Changes in assumptions                 27,194         22,495          1,189          9,768          6,957                  5,675
Actuarial loss (gain)                     732         (1,402)          (644)        (4,431)         5,057                  1,615
Benefits paid                          (8,027)        (8,534)        (6,136)        (2,572)        (3,245)                (3,462)
Business acquisitions                                  2,651
                                 -------------------------------------------------------------------------------------------------
Benefit obligation, end of year  $    343,825   $    287,027   $    240,116     $  106,677   $     91,121           $     71,549
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets,
     beginning of year           $    237,304   $    196,839   $    167,231     $   16,764   $     11,885           $      9,269
Actual return on plan assets           32,256         28,531         20,389          2,261          1,609                    863
Company contributions                  17,388         17,453         15,355          3,239          5,748                  4,637
Plan participants' contributions                                                       741            767                    578
Benefits paid                          (8,027)        (8,534)        (6,136)        (2,572)        (3,245)                (3,462)
Business acquisitions                                  3,015
                                 -------------------------------------------------------------------------------------------------
Fair value of plan assets,
     end of year                 $    278,921   $    237,304   $    196,839     $   20,433   $     16,764           $     11,885
----------------------------------------------------------------------------------------------------------------------------------

     A reconciliation of the funded status and the actuarial assumptions for the U.S. pension and postretirement health care benefits plans is as follows:

                                                  Pension Benefits                          Postretirement Benefits
                                 -------------------------------------------------------------------------------------------------
(thousands)                              1998           1997           1996           1998           1997                   1996
----------------------------------------------------------------------------------------------------------------------------------
Funded status                    $    (64,904)  $    (49,723)  $    (43,277)    $  (86,244)  $    (74,357)          $    (59,664)
Unrecognized actuarial loss            59,647         46,028         37,763         21,468         17,280                  5,984
Unrecognized prior service cost        16,175         18,056         20,325         (8,546)        (9,097)                (9,648)
Unrecognized net transition asset      (9,120)       (10,523)       (11,926)
                                 -------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs  $      1,798   $      3,838   $      2,885     $  (73,322)  $    (66,174)          $    (63,328)
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average actuarial
     assumptions
     Discount rate for service
       and interest cost,
       at beginning of year             7.25%          7.75%          7.50%          7.25%          7.75%                  7.50%
     Projected salary increases           5.1            5.1            5.1
     Expected return on assets            9.0            9.0            9.0            9.0            9.0                    9.0
     Discount rate for year-end
          benefit obligation            6.75%          7.25%          7.75%          6.75%          7.25%                  7.75%


     For postretirement benefit measurement purposes, 8.5 percent (for pre-age 65 retirees) and 6.9 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 1999. The rates were assumed to decrease gradually to 6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees.

     Pension and postretirement health care benefits expense for the company's U.S. and International operations was:


                                         Pension Benefits                              Postretirement Benefits
                                 -------------------------------------------------------------------------------------------------
(thousands)                              1998           1997           1996           1998           1997                   1996
----------------------------------------------------------------------------------------------------------------------------------
Service cost -- employee
     benefits earned
     during the year             $     16,336   $     13,330   $     12,615     $    5,668   $      4,325           $      3,298
Interest cost on benefit
     obligation                        20,563         18,371         16,084          6,382          5,711                  4,398
Expected return on plan assets        (20,128)       (17,183)       (14,983)        (1,463)        (1,016)                  (525)
Recognition of net actuarial loss       2,179          1,407          1,634            351            125
Amortization of prior service
     cost (benefit)                     1,881          1,905          1,905           (551)          (551)                  (551)
Amortization of net transition asset   (1,403)        (1,403)        (1,403)
                                 -------------------------------------------------------------------------------------------------
Total U.S. expense                     19,428         16,427         15,852         10,387          8,594                  6,620
International expense                   1,251          1,112          1,261
                                 -------------------------------------------------------------------------------------------------
Total expense                    $     20,679   $     17,539   $     17,113     $   10,387   $      8,594           $      6,620
----------------------------------------------------------------------------------------------------------------------------------


     The company also has noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $12 million at December 31, 1998 and the annual expense for these plans was approximately $3 million in 1998 and approximately $2 million in 1997 and 1996.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the company's postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                     1 Percentage Point
                                                -----------------------------
(thousands)                                        Increase       Decrease
-----------------------------------------------------------------------------
Effect on total of postretirement
  service and interest cost components          $        440   $       (386)
Effect on postretirement benefit obligation            6,056         (5,350)

SAVINGS PLAN

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contributions are invested in Ecolab common stock and amounted to $7,383,000 in 1998, $7,156,000 in 1997 and $6,622,000 in 1996.

FIFTEEN: OPERATING SEGMENTS

During 1998, the company adopted Statement of Financial Accounting Standards No.
131. The new standard changes the information the company reports about its operating segments. Operating segment information for prior years has been restated to conform to the 1998 presentation.

     The company's operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments.

     The "United States Cleaning & Sanitizing" segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products, Water Care and Food & Beverage operations.

     The "United States Other Services" segment includes all other U.S. operations of the company. This segment provides pest elimination and commercial dishwashing and equipment services through its Pest Elimination, GCS Service and Jackson operations.

     The company's "International Cleaning & Sanitizing" segment provides cleaning and sanitizing product and service offerings to international markets in Asia Pacific, Latin America, Africa, Canada and through its Export operations.

     Information on the customers, markets and products and services of each of the company's operating segments is included on the inside front cover, in the Business Overview section of this Annual Report.

     The company evaluates the performance of its international operations based on fixed management currency exchange rates. All other accounting policies of the reportable segments are consistent with generally accepted accounting principles and the accounting policies of the company described in Note 2 of these notes to consolidated financial statements. The profitability of the company's operating segments is evaluated by management based on operating income. Intersegment sales and transfers were not significant.

     Financial information for each of the company's reportable segments is as follows:


                                   United States                                          Other
                    ----------------------------------------                   ----------------------------
                                                              International        Foreign
                    Cleaning &          Other          Total     Cleaning &       Currency
(thousands)         Sanitizing       Services  United States     Sanitizing    Translation      Corporate           Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Net sales
     1998           $1,296,797       $160,063     $1,456,860       $440,668       $ (9,302)                           $1,888,226
     1997            1,156,625        119,203      1,275,828        335,337         29,187                             1,640,352
     1996            1,040,823        107,955      1,148,778        305,938         35,293                             1,490,009

Operating income
     1998              218,500         19,084        237,584         29,787         (1,044)    $   (4,347)               261,980
     1997              180,975         14,655        195,630         22,519          4,443         (4,088)               218,504
     1996              152,979         11,907        164,886         19,151          4,720         (3,440)               185,317

Depreciation & amortization
     1998               87,456          3,145         90,601         25,638            143          5,589                121,971
     1997               76,130          2,716         78,846         17,604            278          4,151                100,879
     1996               67,793          2,167         69,960         15,968            207          3,388                 89,523

Total assets
     1998              701,341         77,491        778,832        334,606          6,749        350,808              1,470,995
     1997              641,441         36,448        677,889        374,136         20,571        343,703              1,416,299
     1996              564,735         31,762        596,497        182,293         20,190        409,429              1,208,409

Capital expenditures
     1998              109,976          4,383        114,359         32,182            393            697                147,631
     1997               90,914          3,539         94,453         24,821          1,528            865                121,667
     1996           $   86,582       $  1,707     $   88,289       $ 22,375       $    290     $      564             $  111,518


     Corporate operating expense includes overhead costs directly related to the Henkel-Ecolab joint venture. Corporate assets are principally cash and cash equivalents and the company's investment in the Henkel-Ecolab joint venture.

     The company has two classes of products and services within its United States and International Cleaning and Sanitizing operations which comprise 10 percent or more of consolidated net sales. Worldwide sales of warewashing products were approximately 28 percent, 31 percent and 31 percent of consolidated net sales in 1998, 1997 and 1996, respectively. Sales of laundry products and services on a worldwide basis were approximately 13 percent, 14 percent and 14 percent of consolidated net sales in 1998, 1997 and 1996 respectively.

     Long-lived assets of the company's United States and International operations were as follows:

December 31 (thousands)                  1998           1997           1996
----------------------------------------------------------------------------
United States                       $ 332,072      $ 294,372      $ 269,065
International                          81,046         99,069         53,783
Corporate                               3,931          3,812          3,214
Effect of foreign currency
     translation                        3,156         (1,691)         6,252
                                    ----------------------------------------
Consolidated                        $ 420,205      $ 395,562      $ 332,314
----------------------------------------------------------------------------

SIXTEEN: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        First         Second          Third         Fourth
(thousands, except per share)         Quarter        Quarter        Quarter        Quarter           Year
-----------------------------------------------------------------------------------------------------------
1998
Net sales
     United States
          Cleaning & Sanitizing  $    303,435   $    324,347   $    343,771     $  325,244   $  1,296,797
          Other Services               29,179         34,907         48,536         47,441        160,063
     International Cleaning &
          Sanitizing                  102,963        109,696        113,560        114,449        440,668
     Effect of foreign currency
          translation                     785           (490)        (5,830)        (3,767)        (9,302)
                                 --------------------------------------------------------------------------
     Total                            436,362        468,460        500,037        483,367      1,888,226
Cost of sales                         195,909        210,116        224,365        220,783        851,173
Selling, general and
     administrative expenses          186,733        194,604        196,501        197,235        775,073
                                 --------------------------------------------------------------------------
Operating income
     United States
          Cleaning & Sanitizing        44,606         52,644         65,128         56,122        218,500
          Other Services                2,930          4,725          6,905          4,524         19,084
     International Cleaning &
          Sanitizing                    6,995          7,881          8,935          5,976         29,787
     Corporate                           (910)        (1,479)        (1,149)          (809)        (4,347)
     Effect of foreign currency
          translation                      99            (31)          (648)          (464)        (1,044)
                                 --------------------------------------------------------------------------
     Total                             53,720         63,740         79,171         65,349        261,980
Interest expense, net                   5,406          5,400          5,069          5,867         21,742
                                 --------------------------------------------------------------------------
Income from continuing operations
     before income taxes and equity
     in earnings of Henkel-Ecolab      48,314         58,340         74,102         59,482        240,238
Provision for income taxes             20,289         24,475         31,794         25,224        101,782
Equity in earnings of Henkel-Ecolab
     joint venture                      2,563          3,824          4,704          4,959         16,050
                                 --------------------------------------------------------------------------
Income from continuing
     operations                        30,588         37,689         47,012         39,217        154,506
Gain from discontinued
     operations                                                      38,000                        38,000
                                 --------------------------------------------------------------------------
Net income                       $     30,588   $     37,689   $     85,012     $   39,217   $    192,506
-----------------------------------------------------------------------------------------------------------
Diluted income per common share
     Income from continuing
          operations             $       0.23   $       0.28   $       0.35     $     0.29   $       1.15
     Gain from discontinued
          operations                                                   0.28                          0.28
     Net income                  $       0.23   $       0.28   $       0.63     $     0.29   $       1.44
Weighted-average common shares
          outstanding
     Basic                            128,958        128,667        129,573        129,431        129,157
     Diluted                          133,934        133,803        134,319        134,154        134,047

1997
Net sales
     United States
          Cleaning & Sanitizing  $    264,623   $    289,974   $    306,129     $  295,899   $  1,156,625
          Other Services               26,080         29,659         32,635         30,829        119,203
     International Cleaning &
          Sanitizing                   74,465         84,406         86,484         89,982        335,337
     Effect of foreign currency
          translation                   8,592          7,771          7,625          5,199         29,187
                                 --------------------------------------------------------------------------
     Total                            373,760        411,810        432,873        421,909      1,640,352
Cost of sales                         165,726        183,322        188,178        184,858        722,084
Selling, general and administrative
     expenses                         164,604        175,685        177,899        181,576        699,764
                                 --------------------------------------------------------------------------
Operating income
     United States
          Cleaning & Sanitizing        36,262         44,137         55,665         44,911        180,975
          Other Services                2,179          3,047          5,073          4,356         14,655
     International Cleaning &
          Sanitizing                    4,444          5,493          5,938          6,644         22,519
     Corporate                           (881)        (1,050)        (1,044)        (1,113)        (4,088)
     Effect of foreign currency
          translation                   1,426          1,176          1,164            677          4,443
                                 --------------------------------------------------------------------------
     Total                             43,430         52,803         66,796         55,475        218,504
Interest expense, net                   2,998          3,054          3,351          3,234         12,637
                                 --------------------------------------------------------------------------
Income before income taxes
     and equity in earnings of
     Henkel-Ecolab                     40,432         49,749         63,445         52,241        205,867
Provision for income taxes             16,577         20,397         26,613         21,758         85,345
Equity in earnings of
     Henkel-Ecolab joint venture        2,349          3,542          3,657          3,885         13,433
                                 --------------------------------------------------------------------------
Net income                       $     26,204   $     32,894   $     40,489     $   34,368   $    133,955
-----------------------------------------------------------------------------------------------------------
Diluted net income per common
     share                       $       0.20   $       0.25   $       0.30     $     0.26   $       1.00
Weighted-average common shares
     outstanding
     Basic                            129,548        129,779        129,462        128,993        129,446
     Diluted                          133,520        133,963        133,930        133,740        133,822
-----------------------------------------------------------------------------------------------------------

MANAGEMENTS AND ACCOUNTANTS' REPORTS

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

/s/Allan L. Schuman
-------------------
Allan L. Schuman
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/Michael E. Shannon
---------------------
Michael E. Shannon
CHAIRMAN OF THE BOARD,
CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Directors
Ecolab Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ecolab Inc. as of December 31, 1998, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Ecolab Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP

FEBRUARY 22, 1999
SAINT PAUL, MINNESOTA

SUMMARY OPERATING AND FINANCIAL DATA



December 31 (thousands, except per share)                       1998            1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------
                                                              >

OPERATIONS
Net sales
         United States                                      $ 1,456,860     $ 1,275,828     $ 1,148,778     $ 1,030,126
         International (at average rates of currency
           exchange during the year)                            431,366         364,524         341,231         310,755
         Europe (at average rates of currency
          exchange during the year)
-----------------------------------------------------------------------------------------------------------------------
         Total                                                1,888,226       1,640,352       1,490,009       1,340,881
Cost of sales                                                   851,173         722,084         674,953         603,167
Selling, general and administrative expenses                    775,073         699,764         629,739         575,028
Merger costs and nonrecurring expenses
-----------------------------------------------------------------------------------------------------------------------
Operating income                                                261,980         218,504         185,317         162,686
Interest expense, net                                            21,742          12,637          14,372          11,505
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
         taxes and equity in earnings of Henkel-Ecolab          240,238         205,867         170,945         151,181
Provision for income taxes                                      101,782          85,345          70,771          59,694
Equity in earnings of Henkel-Ecolab joint venture                16,050          13,433          13,011           7,702
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                               154,506         133,955         113,185          99,189
Income (loss) from discontinued operations                       38,000
Extraordinary loss and changes in accounting principles
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               192,506         133,955         113,185          99,189
Preferred stock dividends
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported           192,506         133,955         113,185          99,189
Pro forma adjustments
-----------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders          $   192,506     $   133,955     $   113,185     $    99,189
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
         Basic -- continuing operations                     $      1.20     $      1.03     $      0.88     $      0.75
         Basic -- net income (loss)                                1.49            1.03            0.88            0.75
         Diluted -- continuing operations                          1.15            1.00            0.85            0.73
         Diluted -- net income (loss)                              1.44            1.00            0.85            0.73
Pro forma income (loss) per common share
         Basic -- continuing operations                            1.20            1.03            0.88            0.75
         Basic -- net income (loss)                                1.49            1.03            0.88            0.75
         Diluted -- continuing operations                          1.15            1.00            0.85            0.73
         Diluted -- net income (loss)                       $      1.44     $      1.00     $      0.85     $      0.73
Weighted-average common shares outstanding -- basic             129,157         129,446         128,991         132,193
Weighted-average common shares outstanding -- diluted           134,047         133,822         132,817         134,956
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                       54.9%           56.0%           54.7%           55.0%
Selling, general and administrative expenses                       41.0            42.7            42.3            42.9
Operating income                                                   13.9            13.3            12.4            12.1
Income from continuing operations before income taxes              12.7            12.6            11.5            11.3
Income from continuing operations                                   8.2             8.2             7.6             7.4
Effective income tax rate                                          42.4%           41.5%           41.4%           39.5%
FINANCIAL POSITION
Current assets                                              $   503,514     $   509,501     $   435,507     $   358,072
Property, plant and equipment, net                              420,205         395,562         332,314         292,937
Investment in Henkel-Ecolab joint venture                       253,646         239,879         285,237         302,298
Other assets                                                    293,630         271,357         155,351         107,573
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                $ 1,470,995     $ 1,416,299     $ 1,208,409     $ 1,060,880
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Current liabilities                                         $   399,791     $   404,464     $   327,771     $   310,538
Long-term debt                                                  227,041         259,384         148,683          89,402
Postretirement health care and pension benefits                  85,793          76,109          73,577          70,666
Other liabilities                                                67,829         124,641         138,415         133,616
Shareholders' equity                                            690,541         551,701         519,963         456,658
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $ 1,470,995     $ 1,416,299     $ 1,208,409     $ 1,060,880
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                       $   235,642     $   235,098     $   254,269     $   166,463
Depreciation and amortization                                   121,971         100,879          89,523          76,279
Capital expenditures                                            147,631         121,667         111,518         109,894
EBITDA from continuing operations                               383,951         319,383         274,840         238,965
Cash dividends declared per common share                    $      0.39     $     0.335     $      0.29     $    0.2575
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                              $   295,032     $   308,268     $   176,292     $   161,049
Total debt and preferred stock to capitalization                  29.9%           35.8%           25.3%           26.1%
Book value per common share                                 $      5.33     $      4.27     $      4.01     $      3.53
Return on beginning equity                                        28.0%           25.8%           24.8%           21.5%
Dividends/diluted net income per common share                     33.9%           33.5%           34.1%           35.3%
Annual common stock price range                             $38.00-26.13    $28.00-18.13    $19.75-14.56    $15.88-10.00
Number of employees                                              12,007          10,210           9,573           9,026
-----------------------------------------------------------------------------------------------------------------------


December 31 (thousands, except per share)                      1994            1993          1992             1991
-----------------------------------------------------------------------------------------------------------------------

OPERATIONS
Net sales
         United States                                       $   942,070     $   867,415     $   816,405     $   757,564
         International (at average rates of currency
           exchange during the year)                             265,544         234,981         241,229         201,738
         Europe (at average rates of currency
          exchange during the year)
-----------------------------------------------------------------------------------------------------------------------
         Total                                                 1,207,614       1,102,396       1,057,634         959,302
Cost of sales                                                    533,143         491,306         485,206         447,356
Selling, general and administrative expenses                     529,507         481,639         446,814         393,700
Merger costs and nonrecurring expenses                             8,000
-----------------------------------------------------------------------------------------------------------------------
Operating income                                                 136,964         129,451         125,614         118,246
Interest expense, net                                             12,909          21,384          35,334          30,489
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
         taxes and equity in earnings of Henkel-Ecolab           124,055         108,067          90,280          87,757
Provision for income taxes                                        50,444          33,422          27,392          29,091
Equity in earnings of Henkel-Ecolab joint venture                 10,951           8,127           8,600           4,573
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                 84,562          82,772          71,488          63,239
Income (loss) from discontinued operations                                                                      (274,693)
Extraordinary loss and changes in accounting principles                              715                         (24,560)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 84,562          83,487          71,488        (236,014)
Preferred stock dividends                                                                                         (4,064)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported             84,562          83,487          71,488        (240,078)
Pro forma adjustments                                              5,902          (2,667)         (2,797)         (2,933)
-----------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders           $    90,464     $    80,820     $    68,691    $  (243,011)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
         Basic -- continuing operations                      $      0.63     $      0.61     $      0.53    $      0.51
         Basic -- net income (loss)                                 0.63            0.62            0.53          (2.05)
         Diluted -- continuing operations                           0.62            0.60            0.52           0.50
         Diluted -- net income (loss)                               0.62            0.61            0.52          (2.05)
Pro forma income (loss) per common share
         Basic -- continuing operations                             0.67            0.59            0.51           0.48
         Basic -- net income (loss)                                 0.67            0.60            0.51          (2.08)
         Diluted -- continuing operations                           0.66            0.58            0.50           0.48
         Diluted -- net income (loss)                        $      0.66     $      0.59     $      0.50    $     (2.08)
Weighted-average common shares outstanding -- basic              135,100         135,056         134,408         117,050
Weighted-average common shares outstanding -- diluted            137,306         137,421         136,227         118,178
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                        55.9%           55.4%           54.1%          53.4%
Selling, general and administrative expenses                        44.6            43.7            42.2           41.1
Operating income                                                    11.3            11.7            11.9           12.3
Income from continuing operations before income taxes               10.3             9.8             8.5            9.1
Income from continuing operations                                    7.0             7.5             6.8            6.6
Effective income tax rate                                           40.7%           30.9%           30.3%          33.1%
FINANCIAL POSITION
Current assets                                               $   401,179     $   311,051     $   264,512     $   293,053
Property, plant and equipment, net                               246,191         219,268         207,183         198,086
Investment in Henkel-Ecolab joint venture                        284,570         255,804         289,034         296,292
Other assets                                                      88,416         105,607          98,135         152,857
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                 $ 1,020,356     $   891,730     $   858,864     $   940,288
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Current liabilities                                          $   253,665     $   201,498     $   192,023     $   240,219
Long-term debt                                                   105,393         131,861         215,963         325,492
Postretirement health care and pension benefits                   70,882          72,647          63,393          56,427
Other liabilities                                                128,608          93,917          29,179          11,002
Shareholders' equity                                             461,808         391,807         358,306         307,148
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   $ 1,020,356     $   891,730     $   858,864     $   940,288
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                        $   169,346     $   175,674     $   120,217     $   128,999
Depreciation and amortization                                     66,869          60,609          60,443          55,653
Capital expenditures                                              88,457          68,321          59,904          53,752
EBITDA from continuing operations                                203,833         190,060         186,057         173,899
Cash dividends declared per common share                     $    0.2275     $    0.1975     $   0.17875    $     0.175
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                               $   147,213     $   151,281     $   236,695     $   407,221
Total debt and preferred stock to capitalization                   24.2%           27.9%           39.8%          57.0%
Book value per common share                                  $      3.41     $      2.90     $      2.66    $      2.30
Return on beginning equity                                         21.6%           23.3%           23.3%          13.6%
Dividends/diluted net income per common share                      36.7%           32.4%           34.4%          42.7%
Annual common stock price range                              $11.75-9.63     $11.91-9.07      $9.57-6.66     $8.38-4.88
Number of employees                                                8,206           7,822           7,601           7,428
-----------------------------------------------------------------------------------------------------------------------



December 31 (thousands, except per share)                      1990            1989          1988
-------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales
         United States                                       $   712,579    $   646,895     $   589,715
         International (at average rates of currency
           exchange during the year)                             184,220        179,705         159,374
         Europe (at average rates of currency
          exchange during the year)                              150,809        122,871         122,250
-----------------------------------------------------------------------------------------------------------------------
         Total                                                 1,047,608        949,471         871,339
Cost of sales                                                    495,086        461,256         433,734
Selling, general and administrative expenses                     425,983        383,512         337,707
Merger costs and nonrecurring expenses                                           12,978
-----------------------------------------------------------------------------------------------------------------------
Operating income                                                 126,539         91,725          99,898
Interest expense, net                                             28,321         31,628          31,097
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
         taxes and equity in earnings of Henkel-Ecolab            98,218         60,097          68,801
Provision for income taxes                                        32,494         19,411          21,285
Equity in earnings of Henkel-Ecolab joint venture
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                 65,724         40,686          47,516
Income (loss) from discontinued operations                        (4,408)        (29,379)         4,238
Extraordinary loss and changes in accounting principles
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 61,316         11,307          51,754
Preferred stock dividends                                         (7,700)           (429)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported             53,616         10,878          51,754
Pro forma adjustments                                             (2,956)         (3,196)        (2,622)
-----------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders          $    50,660    $     7,682   $    49,132
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
         Basic -- continuing operations                     $      0.56    $      0.34   $      0.41
         Basic -- net income (loss)                                0.52           0.09          0.44
         Diluted -- continuing operations                          0.56           0.34          0.40
         Diluted -- net income (loss)                              0.51           0.09          0.43
Pro forma income (loss) per common share
         Basic -- continuing operations                            0.53           0.31          0.38
         Basic -- net income (loss)                                0.49           0.06          0.42
         Diluted -- continuing operations                          0.53           0.31          0.38
         Diluted -- net income (loss)                       $      0.49    $      0.06   $      0.41
Weighted-average common shares outstanding -- basic              103,298        118,516         117,188
Weighted-average common shares outstanding -- diluted            104,258        120,196         119,586
SELECTED INCOME STATEMENT RATIOS
Gross profit                                                       52.7%          51.4%         50.2%
Selling, general and administrative expenses                       40.6           41.7          38.7
Operating income                                                   12.1            9.7          11.5
Income from continuing operations before income taxes               9.4            6.3           7.9
Income from continuing operations                                   6.3            4.3           5.5
Effective income tax rate                                          33.1%          32.3%         30.9%
FINANCIAL POSITION
Current assets                                               $   216,612    $   370,875     $   265,291
Property, plant and equipment, net                               187,735        203,056         194,509
Investment in Henkel-Ecolab joint venture
Other assets                                                     480,911        420,115         444,827
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                 $   885,258    $   994,046     $   904,627
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Current liabilities                                          $   177,643    $   201,585     $   181,758
Long-term debt                                                   208,147        228,632         257,500
Postretirement health care and pension benefits                    8,742         12,859          12,768
Other liabilities                                                138,792        135,343          11,590
Shareholders' equity                                             351,934        415,627         441,011
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   $   885,258    $   994,046     $   904,627
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                        $   154,208    $   123,215     $   113,514
Depreciation and amortization                                     61,024         53,113          48,282
Capital expenditures                                              58,069         54,430          62,125
EBITDA from continuing operations                                187,563        144,838         148,180
Cash dividends declared per common share                    $    0.1675    $     0.165   $      0.16
SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                               $   353,886    $   382,764     $   300,448
Total debt and preferred stock to capitalization                  50.1%          47.9%            40.5%
Book value per common share                                 $      3.41    $      3.55   $         3.73
Return on beginning equity                                        12.9%           2.5%            12.9%
Dividends/diluted net income per common share                     32.8%         183.3%            37.2%
Annual common stock price range                              $7.78-4.16     $8.94-6.22       $6.94-5.32
Number of employees                                                8,106          7,845           7,684
-----------------------------------------------------------------------------------------------------------------------

Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 1997 and 1998. Other assets includes net assets of Econo Europe and discontinued operations prior to 1992. Other liabilities includes $110 million of convertible preferred stock at year-end 1989 and 1990. The rates of return on beginning equity and dividends diluted net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991. Number of employees excludes ChemLawn operations.

                    APPENDIX:  GRAPHIC AND IMAGE MATERIAL


PAGE
NUMBER   DESCRIPTION
------   -----------

  24 Bar graph illustrating total return to shareholders (share appreciation plus dividends) for the last five fiscal years as follows:

          1998                                         31.9%
          1997                                         49.0%
          1996                                         27.3%
          1995                                         46.1%
          1994                                        (5.3)%

  24 Bar graph illustrating return on beginning equity for the last five fiscal years as follows:

          1998                                         28.0%
          1997                                         25.8%
          1996                                         24.8%
          1995                                         21.5%
          1994                                         21.6%

  27   Pie chart illustrating the United States Cleaning and
       Sanitizing business mix for 1998 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

          1998 Institutional mix                       60%
          1998 Food & Beverage mix                     18%
          1998 Professional Products mix                8%
          1998 Kay mix                                  7%
          1998 Textile Care mix                         5%
          1998 Water Care mix                           2%
          1998 sales                                  $1,297
          1997 sales                                  $1,157
          1996 sales                                  $1,041

  28 Pie chart illustrating United States Other Services consolidated business mix for 1998 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

          1998 Pest Elimination mix                    77%
          1998 GCS Service mix                         15%
          1998 Jackson mix                              8%
          1998 sales                                  $160
          1997 sales                                  $119
          1996 sales                                  $108


PAGE
NUMBER   DESCRIPTION
------   -----------

  29 Pie chart illustrating the International Cleaning and Sanitizing business mix for 1998 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

          1998 Asia Pacific mix                        48%
          1998 Latin America mix                       20%
          1998 Canada mix                              19%
          1998 Africa, Export and Other mix            13%
          1998 sales                                  $441
          1997 sales                                  $335
          1996 sales                                  $306

  30 Pie chart illustrating the Henkel-Ecolab Joint Venture business mix for 1998 as well as Ecolab's equity in earnings of Henkel-Ecolab (in millions) for the last three fiscal years as follows:

          1998 Institutional mix                       36%
          1998 Professional Hygiene mix                26%
          1998 Food & Beverage P3 mix                  25%
          1998 Textile Hygiene (Textile Care) mix      13%
          1998 Henkel-Ecolab equity                    $16
          1997 Henkel-Ecolab equity                    $13
          1996 Henkel-Ecolab equity                    $13

  32 Pie chart illustrating mix of shareholders' equity and total debt for 1998 as well as total debt to capitalization ratio for the last three fiscal years as follows:

          1998 Shareholders' Equity mix                70%
          1998 Total Debt mix                          30%
          1998 debt/equity ratio                       30%
          1997 debt/equity ratio                       36%
          1996 debt/equity ratio                       25%

  33 Bar graph illustrating cash from continuing operating activities (in millions) for the last five fiscal years as follows:

          1998                                          $275
          1997                                          $235
          1996                                          $254
          1995                                          $163
          1994                                          $154