Form 10-K405, Exhibit 13
period 1999-12-31
ECOLAB INC
filed 2000-03-13
CIK 31462

FINANCIAL DISCUSSION

The following discussion and analysis provides information that management believes is useful in understanding Ecolab's operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial statements and related notes.

The financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These include expectations concerning investments in the sales-and-service force, business prospects for Professional Products and Textile Care operations, customer consolidations, global economic conditions and liquidity requirements. These statements, which represent Ecolab's expectations or beliefs concerning various future events, are based on current expectations. Therefore, they involve a number of risks and uncertainties that could cause actual results to differ materially from those of such Forward-Looking Statements. We refer readers to the company's statement entitled "Forward-Looking Statements and Risk Factors" which is contained under
Part I of the company's Annual Report on Form 10-K for the year ended December 31, 1999, for further discussion of these matters. Additional risk factors may be described from time to time in Ecolab's filings with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

1999 OVERVIEW

1999 was the eighth consecutive year that Ecolab achieved exceptionally strong financial results and established new records in a number of areas. The company's more significant accomplishments included:

- The company came very close to exceeding all three of its long-term financial objectives for the fourth year in a row. These objectives include 15 percent growth in diluted income per common share, 20 percent return on beginning shareholders' equity and an investment grade balance sheet.

- Income from continuing operations increased 14 percent to a record $176 million, or $1.31 per diluted share. 1999 was Ecolab's seventh consecutive year of double-digit growth in earnings per share. The company also reached its twentieth consecutive quarter of double-digit earnings per share growth in the fourth quarter of 1999.

- Return on beginning shareholders' equity was 25 percent for 1999 and exceeded the company's long-term objective for the eighth consecutive year.

[GRAPH]

- The company continued to maintain its long-term financial objective of an investment grade balance sheet. This was the seventh consecutive year that thecompany's debt continued to be rated within the "A" categories by the major rating agencies. In addition, Moody's Investors Service upgraded the company's debt and commercial paper ratings during 1999.

- Net sales were nearly $2.1 billion, a new record level, and increased 10 percent over the prior year.

- Operating income rose 11 percent for 1999 to reach a new all-time high of $290 million. As a percent of net sales, operating income was 13.9 percent, unchanged from the record level set in 1998.

- The company's equity in earnings of Henkel-Ecolab rose at double-digit rates for the second year in a row to a new all-time high.

- Cash provided by continuing operations rose 7 percent, reaching a record level of $293 million.

- The company increased its annual dividend rate for the eighth consecutive year. The annual dividend rate rose 14 percent to an annual rate of $0.48 per common share.

- Ecolab's stock price rose to record levels during 1999 and closed out the year with a gain of 8 percent. Including dividends, Ecolab's stock yielded a return of 9 percent to shareholders.

[GRAPH]

- The company continued to make strategic business acquisitions in order to broaden its product and service offerings in line with its Circle the Customer - Circle the Globe strategy. During 1999, the company added to its Vehicle Care operations with the acquisition of Blue Coral Systems, a leading manufacturer of branded vehicle cleaning, appearance and specialty products to the commercial vehicle wash industry. Also during the year, the company added to its commercial kitchen equipment repair services operations and to its Food & Beverage operations in Africa through small acquisitions.

   All of these acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the company's financial statements from the dates of acquisition.

--------------------------------------------------------------------------------
OPERATING RESULTS

CONSOLIDATED



(thousands, except per share)             1999          1998          1997
--------------------------------------------------------------------------------
Net sales                           $2,080,012    $1,888,226    $1,640,352
Operating income                    $  289,951    $  261,980    $  218,504
Income
         Continuing operations      $  175,786    $  154,506    $  133,955
         Discontinued operations                      38,000
--------------------------------------------------------------------------------
         Net income                 $  175,786    $  192,506    $  133,955
--------------------------------------------------------------------------------
Diluted income per common share
         Continuing operations      $     1.31    $     1.15    $     1.00
         Discontinued operations                        0.28
         Net income                 $     1.31    $     1.44    $     1.00
--------------------------------------------------------------------------------

   Consolidated net sales approached $2.1 billion for 1999 and increased 10 percent over net sales of nearly $1.9 billion in 1998. Nearly all of the company's operating segments contributed to the company's growth in sales for 1999, with strong growth from the core U.S. Institutional and Food & Beverage operations. Business acquisitions also contributed to overall sales growth for 1999. Businesses acquired in 1999 and the annualized effect of businesses acquired in 1998 accounted for approximately one-third of the growth in consolidated sales for 1999. Changes in currency translation had a very modest negative effect on the consolidated sales growth rate for 1999. The growth in sales also reflected the benefits of new products, new customers, and a larger and better trained sales-and-service force. A continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States, also had a favorable effect on sales for 1999.

   The company's consolidated gross profit margin was 54.9 percent of net sales for 1999 and was unchanged from the prior year. The benefits from increased sales of the higher margin products of the company's U.S. core operations, an improved margin in the Asia Pacific region, and sales volume growth of new products were generally offset by the effects of the lower gross profit margins of businesses acquired. Selling price increases during 1999 were not significant.

   For 1999, selling, general and administrative expenses were 41.0 percent of net sales, unchanged from the prior year. Selling, general and administrative expenses included two unusual items in 1999. During the third quarter of 1999, the company recognized a non-taxable gain of $1.5 million, or $0.01 per share, on the receipt of shares from an insurance company that demutualized and issued shares in a public offering. During the fourth quarter, the company recognized approximately $4 million of bad debt expense related to a large distributor. In addition to these two items, the selling, general and administrative expense margin reflected the benefits of synergies from the effects of business acquisitions, tight cost controls, lower investments in international areas experiencing difficult economic conditions and strong sales growth. These benefits were offset by increased expenses related to the company's retirement plans, and higher investments in the sales-and-service force and new business development. The company expects to continue to invest in its sales-and-service force, including investments in training and productivity.

   Consolidated operating income increased 11 percent for 1999 and reached $290 million compared with $262 million in 1998. Business acquisitions contributed to the growth in operating income and accounted for approximately one-tenth of the increase. The consolidated operating income margin was unchanged from 1998Os record level of 13.9 percent. Operating income improvement reflected continued strong growth trends in the U.S. Institutional, Food & Beverage and Pest Elimination operations, and significant growth in the Asia Pacific region for 1999.

FINANCIAL DISCUSSION

   Income from continuing operations rose to $176 million, or $1.31 per diluted share, an increase of 14 percent over income of $155 million, or $1.15 per diluted share in 1998. The increase in income reflected double-digit growth in operating income and in the company's equity in earnings of Henkel-Ecolab. As a percentage of net sales, income from continuing operations improved to 8.5 percent of net sales, compared with 8.2 percent of net sales in the prior year.

1998 COMPARED WITH 1997

Consolidated net sales were nearly $1.9 billion for 1998, an increase of 15 percent over net sales of $1.6 billion in 1997. Both the company's United States and International operations reported double-digit sales growth and contributed to the consolidated sales improvement. Business acquisitions were significant to the company's growth, accounting for approximately one-half of the overall sales growth for 1998. Changes in currency translation had a negative effect on sales growth and negatively impacted the consolidated growth rate by 3 percentage points. The growth in sales also reflected the benefits of new products, new customers, competitive gains, investments in the growth and training of the sales-and-service force and a continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States.

   The gross profit margin was 54.9 percent of net sales for 1998, down slightly from 1997's record gross profit margin of 56.0 percent. The decrease in gross profit margin reflected a comparison against an exceptionally strong period in 1997, the effects of business acquisitions and lower margins in the Asia Pacific region which was affected by economic and monetary problems. These negative effects on the gross profit margin were partially offset by the effects of sales of new products and good sales volume growth. Selling price increases were constrained due to competitive conditions in several of the markets in which the company does business.

   Selling, general and administrative expenses were 41.0 percent of net sales in 1998, a decrease from 42.7 percent of net sales in 1997. Selling, general and administrative expense margins were down for both the company's United States and International operations, with a significant decrease in the Asia Pacific region. The improvement in the selling, general and administrative expense margin reflected the benefits of tight cost controls, synergies from the integration of businesses acquired, improved sales productivity and strong sales growth. These benefits were partially offset by continued investments in the training and growth of the sales-and-service force.

   Consolidated operating income reached $262 million for 1998, an increase of 20 percent over operating income of $219 million in 1997. Business acquisitions accounted for approximately one-fifth of the increase in operating income. The consolidated operating income margin rose to 13.9 percent for 1998 and surpassed 1997's operating income margin of 13.3 percent to reach a new all-time high. A continuation of particularly strong growth in the U.S. Institutional and Food & Beverage operations and solid performances by the U.S. Pest Elimination and Kay businesses were the major contributors to the company's overall profit improvement.

   Income from continuing operations for 1998 rose 15 percent to $155 million, or $1.15 per diluted share from $134 million, or $1.00 per diluted share in 1997. This improvement reflected double-digit growth in operating income and an increase in the company's equity in earnings of Henkel-Ecolab. Earnings were negatively affected by increased net interest expense compared with the prior year. Income from continuing operations was 8.2 percent of net sales in both 1998 and 1997.

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

   Net income for 1998 totaled $193 million, or $1.44 per diluted share, compared with $134 million, or $1.00 per diluted share in 1997.


OPERATING SEGMENT PERFORMANCE

(thousands)                                               1999              1998              1997
-----------------------------------------------------------------------------------------------------
Net sales
         United States
                  Cleaning & Sanitizing             $ 1,424,037       $ 1,296,797       $ 1,156,625
                  Other Services                        211,562           160,063           119,203
-----------------------------------------------------------------------------------------------------
                  Total                               1,635,599         1,456,860         1,275,828
         International Cleaning & Sanitizing            438,013           419,898           316,889
-----------------------------------------------------------------------------------------------------
                  Total                               2,073,612         1,876,758         1,592,717
         Effect of foreign currency translation           6,400            11,468            47,635
-----------------------------------------------------------------------------------------------------
         Consolidated                               $ 2,080,012       $ 1,888,226       $ 1,640,352
-----------------------------------------------------------------------------------------------------
Operating income
         United States
                  Cleaning & Sanitizing             $   230,520       $   218,500       $   180,975
                  Other Services                         25,114            19,084            14,655
-----------------------------------------------------------------------------------------------------
                  Total                                 255,634           237,584           195,630
         International Cleaning & Sanitizing             37,807            27,478            20,274
-----------------------------------------------------------------------------------------------------
                  Total                                 293,441           265,062           215,904
         Corporate                                       (4,570)           (4,347)           (4,088)
         Effect of foreign currency translation           1,080             1,265             6,688
-----------------------------------------------------------------------------------------------------
         Consolidated                               $   289,951       $   261,980       $   218,504
-----------------------------------------------------------------------------------------------------
Operating income as a percent of sales
         United States
                  Cleaning & Sanitizing                    16.2%             16.8%             15.6%
                  Other Services                           11.9              11.9              12.3
                  Total                                    15.6              16.3              15.3
         International Cleaning & Sanitizing                8.6%              6.5%              6.4%
-----------------------------------------------------------------------------------------------------

   The company's operating segments have similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing, United States Other Services, and International Cleaning & Sanitizing. The company evaluates the performance of its International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 1999. All other accounting policies of the reportable segments are consistent with generally accepted accounting principles and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about the company's reportable segments is included in Note 15 of the notes to consolidated financial statements.

[GRAPH]

   Sales of the company's United States Cleaning & Sanitizing operations reached $1.4 billion in 1999, an increase of 10 percent over sales of nearly $1.3 billion in 1998. Sales benefited from business acquisitions and the continued strong performances of the core Institutional and Food & Beverage operations. Business acquisitions accounted for approximately one-fourth of the growth in United States Cleaning & Sanitizing sales for 1999. Sales growth also included the benefits from sales of new products, investments the company has made in the sales-and-service force, and generally good conditions in the hospitality and lodging industries. Selling price increases during 1999 were not significant. Sales of the company's U.S. Institutional operations increased 8 percent for 1999. Institutional's growth reflected new customer business, good customer retention, continued double-digit growth in sales of its Ecotemp, specialty and housekeeping programs, and good growth in warewashing sales. Sales for Kay's U.S. operations increased 9 percent for 1999 and reflected the continued expansion of its food retail business and good growth in sales to its core quickservice customers. Sales of Textile Care operations were up 5 percent for 1999 and included benefits from new product offerings and new customers. Textile Care continued to be challenged by consolidations and pricing pressures in its markets and the company expects these difficult conditions to continue in the near term. Professional Products reported a 3 percent decrease in sales for 1999. Lower sales to the specialty and government education markets were partially offset by growth in sales to corporate accounts. The company is focusing on improving its Professional Products operations. Sales of

FINANCIAL DISCUSSION

Water Care Services operations increased 4 percent for 1999. Water Care sales included new customer business, however, results were limited by a very competitive business environment. The company's Food & Beverage operations reported sales growth of 11 percent for 1999. Excluding the annualized effect of businesses acquired in 1998, Food & Beverage sales increased 8 percent with particularly strong growth in sales to the meat processing and agribusiness markets. In February 1999, the company acquired substantially all of the assets of Blue Coral Systems, a leading manufacturer of branded vehicle cleaning, appearance and specialty products to the commercial vehicle wash industry. Blue Coral Systems was combined with the company's existing Vehicle Care operations.

   Sales of the company's United States Other Services operations totaled $212 million for 1999, an increase of 32 percent over sales of $160 million in 1998. Excluding sales of GCS Service, Inc. (GCS) which was acquired in July 1998, sales of United States Other Services increased 12 percent for 1999. Pest Elimination reported sales growth of 12 percent for 1999 reflecting good growth across all business lines. Pest Elimination sales benefited from a larger number of service offerings and gains from new customer business. The recently-acquired GCS kitchen equipment repair business continued to report solid growth, and the company is focusing on coordinating their operations with the other Ecolab businesses and expanding operations to provide national coverage. Sales of the Jackson equipment business increased 13 percent for 1999.

[GRAPH]

   Management rate sales for the company's International Cleaning & Sanitizing operations were $438 million for 1999 and were up 4 percent over sales of $420 million in 1998. The benefits of business acquisitions were more than offset by the negative effects of a Gibson business which was sold during 1999. Excluding these business changes, International Cleaning & Sanitizing sales increased 6 percent for 1999. Sales for the Asia Pacific region, International's largest area of operation, increased 6 percent for 1999. Asia Pacific sales included good growth in Japan, Australia and New Zealand, and double-digit growth in Southeast Asia. Asia Pacific sales reflected good growth in sales to both the food and beverage and institutional markets. Latin America reported sales growth of 7 percent for 1999 which included significant double-digit growth in Mexico and Central America, partially offset by modestly lower sales in Brazil which was affected by a currency devaluation. Institutional and Food & Beverage sales showed good improvement in the Latin America region. Sales in Canada were up 4 percent for 1999 with higher sales to both the food and beverage and institutional markets. Sales of Africa/Export operations increased 19 percent for 1999 due to an acquisition early in the year in South Africa, and solid growth in Export operations.

   Operating income of the company's United States Cleaning & Sanitizing operations increased 6 percent to $231 million in 1999, compared with operating income of $219 million in 1998. Business acquisitions accounted for approximately one-fifth of the growth in operating income for 1999. Operating income growth reflected continued strong growth in the core Institutional and Food & Beverage operations and improved performances by Textile Care and Water Care during 1999. Operating income of Professional Products decreased during 1999 and income of Kay's U.S. operations was modestly lower than the prior year. The operating income margin for United States Cleaning & Sanitizing operations decreased to 16.2 percent of net sales in 1999 from 16.8 percent in 1998. This decrease reflected disappointing results of Professional Products operations, investments in the sales-and-service force to support new business development and the effects of the lower margins of businesses acquired. The operating income margin benefited from the strong core operations performance, higher sales volume, sales of new products, modest increases in raw material costs and tight cost controls. The company added 370 sales-and-service associates to its United States Cleaning & Sanitizing operations during 1999.

   Operating income of United States Other Services operations totaled $25 million for 1999 and increased 32 percent over 1998 operating income of $19 million. Excluding GCS, which was acquired in July of 1998, operating income of United States Other Services increased 22 percent for 1999. The operating income margin for United States Other Services was 11.9 percent for 1999, unchanged from the prior year. The operating income margin for 1999 reflected substantially increased income of the Jackson business and an improved Pest Elimination margin due to good sales growth and productivity improvements. These benefits were offset by the addition of the lower margin GCS business. During 1999, the company added 185 sales-and-service associates to its United States Other Services operations.

[GRAPH]

   Operating income for the company's International Cleaning & Sanitizing operations was $38 million for 1999, an increase of 38 percent over operating income of $27 million in 1998. The operating income margin for International operations rose to 8.6 percent of net sales in 1999 from 6.5 percent in 1998. Operating income increased significantly during 1999 in Asia Pacific, Latin America and Africa/Export operations reflecting good sales growth and tight cost controls. Overall, the total number of sales-and-service associates in International Cleaning & Sanitizing operations at year-end 1999 was unchanged from the prior year.

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

1998 COMPARED WITH 1997

Sales of the company's United States Cleaning & Sanitizing operations were nearly $1.3 billion for 1998 and increased 12 percent over sales approaching $1.2 billion in 1997. This sales increase reflected benefits from business acquisitions, a continuation of particularly strong performances by the company's core Institutional and Food & Beverage operations and double-digit growth in sales reported by Kay. Business acquisitions accounted for approximately one-third of the growth in sales of the United States Cleaning & Sanitizing operations. Sales in 1998 also benefited from new product introductions, new customers, competitive gains, a larger and better trained sales-and-service force and favorable trends in the hospitality and lodging industries. Selling price increases continued to be constrained due to competitive pricing conditions in several of the markets in which the company does business. Sales of the company's Institutional operations increased 11 percent for 1998. Institutional reported strong double-digit growth in its Ecotemp, laundry, specialty and housekeeping programs and solid growth in sales to warewashing markets. Institutional benefited from new customers, competitive gains and high customer retention. Kay's U.S. operations reported sales growth of 10 percent for 1998 reflecting new business, continued growth in its food retail services business and retention of key customers. Textile Care sales increased 1 percent for 1998. Textile Care has a number of new product offerings, but continues to experience pressures from consolidations in the commercial laundry market and a difficult pricing environment. Professional Products sales were up 6 percent, with double-digit growth in its specialty and brand-name program and infection prevention products, and modest growth in its core janitorial business. Sales of the company's Water Care operations increased 6 percent for 1998, reflecting double-digit growth in its cruise ship business, partially offset by lower distributor sales to municipal markets. Food & Beverage reported sales growth of 15 percent for 1998. Food & Beverage sales growth included the benefits of businesses acquired in 1998 and the annualized effect of the 1997 acquisition of Chemidyne. Excluding the effect of these business acquisitions, Food & Beverage sales increased 8 percent and included strong growth in sales to the beverage and food processing markets and good growth in sales to the dairy markets, despite challenging consolidation and pricing conditions.

FINANCIAL DISCUSSION

   For 1998, sales of the company's United States Other Services operations increased 34 percent to $160 million, compared with $119 million in 1997. Sales for 1998 included the mid-year acquisition of GCS, a nationwide provider of commercial kitchen equipment repair services. Other Services sales grew 14 percent excluding the GCS business acquisition. Pest Elimination reported sales growth of 14 percent for 1998 with strong sales across all of its business lines, including its core contract services business, its flying insect defense program and ancillary services. Pest Elimination had very good contract growth during 1998, continued its high customer retention and benefited from weather conditions that contributed to greater pest elimination needs during 1998. Sales of the Jackson equipment business increased 18 percent for 1998, reflecting good sales to the quickservice market.

   Management rate sales of the company's International Cleaning & Sanitizing operations were $420 million for 1998, up 33 percent over sales of $317 million in 1997. Sales in 1998 benefited from the acquisition of Gibson at the end of 1997 and from the addition of a business in Japan during 1998. These business acquisitions accounted for approximately two-thirds of International sales growth for 1998. The Asia Pacific region reported sales growth of 54 percent for 1998. Excluding business acquisitions, Asia Pacific sales increased 10 percent and reflected double-digit growth in Japan and Southeast Asia, modest growth in Australia and a decrease in sales in New Zealand. Sales to the Asia Pacific food and beverage markets were up significantly and the region recorded modest growth in sales to institutional markets. Latin America sales for 1998 increased 9 percent over the prior year. The region continued to be led by double-digit growth in Mexico. Sales were also up at double-digit rates in Venezuela and in Central America, while sales growth in Brazil was modest. Latin America recorded good growth in sales to both the institutional and food and beverage markets. Sales in Canada increased 9 percent for 1998 and included high single-digit growth in sales to both the institutional and food and beverage markets. Sales for the company's operations in Africa decreased 6 percent for 1998 as the company focused on integrating the various businesses acquired over the last couple of years.

   Operating income of the company's United States Cleaning & Sanitizing operations was $219 million in 1998, an increase of 21 percent over operating income of $181 million in 1997. Business acquisitions accounted for approximately one-tenth of the growth in operating income for 1998. Operating income growth in the core Institutional and Food & Beverage businesses remained very strong and operating income in the U.S. Kay and Professional Products businesses was also up at double-digit rates. Textile Care and Water Care reported a decrease in operating income for 1998. The operating income margin for the United States Cleaning & Sanitizing operations improved to 16.8 percent of net sales, compared with 15.6 percent in 1997. The increased operating income margin reflected strong sales growth, including a continuation of strong performance in the core operations and in sales of new products, modest increases in raw material costs and the benefits of tight cost controls. The company added 255 sales-and-service associates to its United States Cleaning & Sanitizing operations during 1998.

   United States Other Services reported an increase of 30 percent in operating income, to $19 million in 1998 from $15 million in the prior year. Excluding the GCS acquisition, operating income was up 27 percent. The operating income margin was down slightly, to 11.9 percent of net sales in 1998 from 12.3 percent the prior year, due in part to the addition of GCS. The increase in operating income for 1998 was driven by sales growth, productivity improvements and tight cost controls. 365 sales-and-service associates were added to the United States Other Services operations in 1998, including GCS associates.

   International Cleaning & Sanitizing operations reported operating income of $27 million for 1998, an increase of 36 percent over 1997 operating income of $20 million. Business acquisitions accounted for approximately 90 percent of the growth in operating income for 1998. Operating income margins for the International Cleaning & Sanitizing operations were 6.5 percent of net sales in 1998 compared with 6.4 percent in the prior year. Operating income reflected significant double-digit growth in Latin America, good growth in Canada and a decrease in operating income in Africa and in the Asia Pacific region when the Gibson acquisition is excluded. The company added 300 sales-and-service associates to its International Cleaning & Sanitizing operations during 1998, including associates of businesses acquired.

HENKEL-ECOLAB

[GRAPH]

The company operates cleaning and sanitizing businesses in Europe through a 50 percent economic interest in Henkel-Ecolab. The company includes the operations of Henkel-Ecolab in its financial statements using the equity method of accounting. The company's equity in earnings of Henkel-Ecolab, including royalty income and after the deduction of intangible amortization, increased 14 percent to $18 million in 1999 from $16 million in 1998. When measured in Deutsche marks, earnings of Henkel-Ecolab increased 24 percent and reflected the benefits of good sales growth, improved European economies, and tight cost controls which more than offset investments made in the sales-and-service force and expenses related to the Year 2000 and euro conversions.

   Henkel-Ecolab sales, although not consolidated in Ecolab's financial statements, increased 7 percent for 1999 when measured in Deutsche marks. Excluding the effects of business acquisitions and a business sold during the year, sales increased 6 percent for 1999. Henkel-Ecolab sales reflected growth across all of its major businesses, the benefits of new product introductions and a larger and better trained sales-and-service force. Henkel-Ecolab sales increased 4 percent for 1999 when measured in U.S. dollars.

1998 COMPARED WITH 1997

The company's equity in earnings of Henkel-Ecolab was $16 million in 1998, a 19 percent increase over 1997. When measured in Deutsche marks, net income of Henkel-Ecolab increased 18 percent for 1998. This improvement reflected increased sales, the benefits of cost controls and a lower overall effective income tax rate.

   Henkel-Ecolab sales increased 10 percent for 1998 when measured in Deutsche marks. Excluding businesses acquired in the United Kingdom and Germany, sales increased 5 percent for 1998 with good growth across most divisions and regions. Sales in Germany were weak due in part to government and private spending cutbacks. When measured in U.S. dollars, Henkel-Ecolab sales were up 7 percent for 1998.

CORPORATE

Corporate operating expense was $5 million in 1999 and $4 million in 1998 and 1997. Corporate operating expense includes overhead costs directly related to Henkel-Ecolab.

INTEREST AND INCOME TAXES

Net interest expense was $23 million for 1999 and increased 4 percent over net interest expense of $22 million in 1998. This increase reflected lower interest income on lower average levels of cash and cash equivalents. Total debt levels during 1999 were generally consistent with the prior year.

   Net interest expense for 1998 was $22 million, an increase of 72 percent over net interest expense of $13 million in 1997. This increase was due to debt incurred at the end of 1997 for the Gibson business acquisition and for additional borrowings related to other business acquisitions, income tax payments to settle an outstanding tax issue and share repurchases during 1998.

   The company's effective income tax rate was 41.1 percent for 1999, down from the effective income tax rate of 42.4 percent in 1998. This decrease was principally due to a lower overall effective rate on earnings of International operations. International's effective income tax rate varies from year to year with the pre-tax income mix of the various countries in which the company operates. The 1999 effective income tax rate also benefited slightly from a non-taxable one-time gain of $1.5 million related to the demutualization of an insurance company.

   The company's effective income tax rate was 42.4 percent for 1998, and increased from an effective income tax rate of 41.5 percent in 1997. This increase was principally due to a higher overall effective rate on earnings of International operations and to the effects of business acquisitions.

FINANCIAL DISCUSSION

YEAR 2000 CONVERSION

The company has not, to date, experienced any significant problems in its operating or business systems as a result of the "Year 2000 issue." Likewise, the company has not encountered material Year 2000 problems with customers, suppliers or common carriers. Henkel-Ecolab reported similar results. Overall, the Year 2000 rollover proceeded in accordance with the company's expectations.

   However, it is possible that the full impact of the date change has not been fully recognized. For example, it is possible that currently undetected Year 2000 problems may occur at future dates. The company believes that any such problems are likely to be minor and correctable. In addition, the company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues.

   The company's aggregate expenditures on Year 2000 readiness efforts from 1997 to 1999 did not have a significant effect on the company's consolidated results of operations, financial position or liquidity.

EURO CURRENCY CONVERSION

The company's principal activities in Europe are not conducted directly. Rather, such activities are conducted through Henkel-Ecolab, a joint venture operation.

   On January 1, 1999, 11 of the 15 member countries of the European Monetary Union established fixed conversion rates between their existing currencies and a new currency, the euro. During a transition period from January 1, 1999, through June 30, 2002, the euro will replace the national currencies that exist in the participating countries.

   The transition to the euro creates a number of sales, marketing, finance and accounting issues. These issues are being addressed by the management of Henkel-Ecolab.

   While the company will continue to evaluate the impact of the euro introduction over time, based on currently available information and the nature of the company exposures, the company does not, at this time, believe that the transition to the euro will have a significant effect on the company's consolidated results of operations, financial position or liquidity.

--------------------------------------------------------------------------------
Financial Position, Cash Flows and Liquidity

FINANCIAL POSITION

The company has maintained its long-term financial objective of an investment grade balance sheet since 1993. The company's debt continued to be rated within the "A" categories by the major rating agencies during 1999. Significant changes during 1999 and 1998 related to the company's balance sheet included the following:

- Total assets were approximately $1.6 billion as of December 31, 1999, an increase from total asset levels of $1.5 billion at year-end 1998 and $1.4 billion at year-end 1997. The increase in asset levels reflects growth in ongoing operations and assets added through business acquisitions over the last two years. The increases in other noncurrent assets are primarily due to the acquisition of Blue Coral in 1999, and GCS and a cleaning and sanitizing business acquired in Japan in 1998. Accounts receivable, inventories and property, plant, and equipment were also added during 1999 and 1998 as a result of these business acquisitions.

- Working capital levels have remained fairly constant over the last three years and totaled $107 million at year-end 1999 and $104 million and $105 million at year-end 1998 and 1997, respectively.

- The lower level of the company's investment in Henkel-Ecolab at year-end 1999 was principally due to the effects of changes in currency translation and dividends which were received from Henkel-Ecolab.

[GRAPH]

[GRAPH]

- Total debt was $281 million at year-end 1999, down slightly from total debt of $295 million at year-end 1998 and $308 million at year-end 1997. During 1998, the company replaced a portion of the long-term debt outstanding under its Multicurrency Credit Agreement with approximately $60 million of Australian-dollar-denominated debt under a medium-term note agreement and approximately $30 million of Australian-dollar-denominated commercial paper. During 1999, the company repaid the remaining debt under its Multicurrency Credit Agreement and reduced debt by a scheduled repayment on its 9.68 percent Senior Notes. Total debt included increases in notes payable during each of the last two years. As of December 31, 1999, the ratio of total debt to capitalization was 27 percent, compared to 30 percent at year-end 1998 and 36 percent at year-end 1997. In addition to lower debt levels, the improvements in the total debt to capitalization ratios reflected increased shareholders' equity, which resulted from strong earnings performances and the 1998 gain from discontinued operations.

- Other noncurrent liabilities totaled $87 million at December 31, 1999 and $68 million and $125 million at year-end 1998 and 1997, respectively. During 1998, the company resolved a tax issue related to the disposal of a business in 1992. As a result, the company reduced its noncurrent liabilities through the payment of income taxes of approximately $39 million and the recognition of a gain from discontinued operations of $38 million.

CASH FLOWS

Cash flow provided by continuing operating activities reached a record $293 million for 1999, an increase from $275 million in 1998 and $235 million in 1997. Operating cash flows have benefited from strong earnings growth including additional earnings and cash flows from businesses acquired. Operating cash flows for 1999 included higher dividends from Henkel-Ecolab compared with the prior year. In 1997, operating cash flows were unfavorably affected by a cash outflow due to an $18 million income tax deposit against outstanding federal income tax issues that had been accrued for in other noncurrent liabilities.

   Cash used for discontinued operating activities in 1998 reflects income taxes paid related to a business which was discontinued in 1992.

   Cash flows used for investing activities included capital expenditures of $146 million in 1999, $148 million in 1998 and $122 million in 1997. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. The company has also continued to invest in additional manufacturing facilities through construction and business acquisitions in order to meet sales requirements more efficiently. Cash used for businesses acquired included Blue Coral in 1999, a cleaning and sanitizing business acquired in Japan in 1998, and the Gibson acquisition in 1997. Investing activities cash flows for 1999 and 1998 also include the proceeds from the sale of certain Gibson businesses and duplicate facilities which the company chose not to retain.

   Cash used for financing activities included cash used to reacquire shares and to pay dividends, and in 1999 and 1998, net cash used to reduce long-term debt.

   In 1999, the company increased its annual dividend rate for the eighth consecutive year. The company has paid dividends on its common stock for 63 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:


             First    Second    Third     Fourth
           Quarter   Quarter   Quarter   Quarter      Year
----------------------------------------------------------
1999        $0.105    $0.105    $0.105    $0.12     $0.435
1998         0.095     0.095     0.095     0.105     0.39
1997         0.08      0.08      0.08      0.095     0.335
----------------------------------------------------------

LIQUIDITY

The company maintains a $275 million committed line of credit under its Multicurrency Credit Agreement for general corporate financing needs. The agreement includes a competitive bid feature to minimize the cost of the company's borrowings. The company also has a $200 million shelf registration as an additional source of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from Henkel-Ecolab, available credit, and additional credit available based on a strong financial position, are more than adequate to fund all of the requirements which are reasonably foreseeable for 2000 for growth, possible acquisitions, new program investments, scheduled debt repayments and dividend payments.

CONSOLIDATED STATEMENT OF INCOME


Year ended December 31 (thousands, except per share)           1999           1998           1997
---------------------------------------------------------------------------------------------------
Net sales                                                $2,080,012     $1,888,226     $1,640,352
Cost of sales                                               937,612        851,173        722,084
Selling, general and administrative expenses                852,449        775,073        699,764
---------------------------------------------------------------------------------------------------
Operating income                                            289,951        261,980        218,504
Interest expense, net                                        22,713         21,742         12,637
---------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and equity in earnings of Henkel-Ecolab     267,238        240,238        205,867
Provision for income taxes                                  109,769        101,782         85,345
Equity in earnings of Henkel-Ecolab                          18,317         16,050         13,433
---------------------------------------------------------------------------------------------------
Income from continuing operations                           175,786        154,506        133,955
Gain from discontinued operations                                           38,000
---------------------------------------------------------------------------------------------------
Net income                                               $  175,786     $  192,506     $  133,955
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Basic income per common share
   Income from continuing operations                     $     1.36     $     1.20     $     1.03
   Gain from discontinued operations                                          0.29
   Net income                                            $     1.36     $     1.49     $     1.03
Diluted income per common share
   Income from continuing operations                     $     1.31     $     1.15     $     1.00
   Gain from discontinued operations                                          0.28
   Net income                                            $     1.31     $     1.44     $     1.00

Weighted-average common shares outstanding
   Basic                                                    129,550        129,157        129,446
   Diluted                                                  134,419        134,047        133,822
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET


December 31 (thousands, except per share)                 1999           1998          1997
-----------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                        $   47,748     $   28,425     $   61,169
   Accounts receivable, net                            299,751        246,695        246,041
   Inventories                                         176,369        165,627        154,831
   Deferred income taxes                                41,701         36,256         34,978
   Other current assets                                 11,752         26,511         12,482
-----------------------------------------------------------------------------------------------

   Total current assets                                577,321        503,514        509,501
Property, plant and equipment, net                     448,116        420,205        395,562
Investment in Henkel-Ecolab                            219,003        253,646        239,879
Other assets                                           341,506        293,630        271,357
-----------------------------------------------------------------------------------------------
Total assets                                        $1,585,946     $1,470,995     $1,416,299
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term debt                                  $  112,060     $   67,991     $   48,884
   Accounts payable                                    122,701        124,646        130,682
   Compensation and benefits                            90,618         79,431         74,317
   Income taxes                                          5,743            244         13,506
   Other current liabilities                           139,552        127,479        137,075
-----------------------------------------------------------------------------------------------
   Total current liabilities                           470,674        399,791        404,464

Long-term debt                                         169,014        227,041        259,384
Postretirement health care and pension benefits         97,527         85,793         76,109
Other liabilities                                       86,715         67,829        124,641

Shareholders' equity (common stock,
   par value $1.00 per share;
   shares outstanding:
   1999 - 129,416; 1998 - 129,479; 1997 - 129,127)     762,016        690,541        551,701
-----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity          $1,585,946     $1,470,995     $1,416,299
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31 (thousands)                          1999           1998           1997
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $ 175,786      $ 192,506      $ 133,955
Less: gain from discontinued operations                                  38,000
-------------------------------------------------------------------------------------------------
Income from continuing operations                        175,786        154,506        133,955
Adjustments to reconcile income from
  continuing operations to cash provided by
  continuing operations:
      Depreciation                                       109,946         99,276         84,415
      Amortization                                        24,584         22,695         16,464
      Deferred income taxes                               (3,903)        (2,012)        (2,074)
      Equity in earnings of Henkel-Ecolab                (18,317)       (16,050)       (13,433)
      Henkel-Ecolab royalties and dividends               21,826         10,451         25,367
      Other, net                                            (303)         1,526          4,630
      Changes in operating assets and liabilities:
         Accounts receivable                             (44,643)         1,352        (21,231)
         Inventories                                      (8,913)       (11,667)       (14,395)
         Other assets                                    (23,842)        (7,631)       (10,993)
         Accounts payable                                 (4,512)        (7,794)        20,876
         Other liabilities                                65,785         29,877         11,517
-------------------------------------------------------------------------------------------------
Cash provided by continuing operations                   293,494        274,529        235,098
Cash used for discontinued operations                                   (38,887)
-------------------------------------------------------------------------------------------------
Cash provided by operating activities                    293,494        235,642        235,098
-------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                    (145,622)      (147,631)      (121,667)
Property disposals                                         6,293          7,060          3,424
Businesses acquired                                      (45,991)       (40,206)      (157,234)
Sale of Gibson businesses and assets                      12,090         14,226
Other, net                                                (1,246)         4,766         (1,240)
-------------------------------------------------------------------------------------------------
Cash used for investing activities                      (174,476)      (161,785)      (276,717)
-------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Notes payable                                             43,896         24,820          9,280
Long-term debt borrowings                                 62,552        117,740        117,000
Long-term debt repayments                               (122,096)      (151,143)       (15,210)
Reacquired shares                                        (42,395)       (52,984)       (60,795)
Cash dividends on common stock                           (54,333)       (49,000)       (41,456)
Other, net                                                13,263          5,679         26,278
-------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities         (99,113)      (104,888)        35,097
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     (582)        (1,713)        (1,584)
-------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          19,323        (32,744)        (8,106)
Cash and cash equivalents, beginning of year              28,425         61,169         69,275
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $  47,748      $  28,425      $  61,169
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY


                                                                                     Accumulated
                                                                                        Other
                                              Additional                            Comprehensive
                                    Common      Paid-in     Retained      Deferred       Income:     Treasury
(thousands)                          Stock      Capital     Earnings  Compensation   Translation        Stock     Total
--------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996        $  70,751    $ 187,111    $ 404,362     $  (7,390)    $   6,787    $(141,658) $ 519,963
Net income                                                   133,955                                             133,955
Foreign currency translation                                                             (35,730)                (35,730)
                                                                                                              ------------
Comprehensive income                                                                                              98,225

Cash dividends on common stock                               (43,367)                                            (43,367)
Stock options                          648       15,877                                                           16,525
Stock awards                                      5,093                     (5,200)                     1,427      1,320
Business acquisitions                            12,454                                                 3,946     16,400
Reacquired shares                                                                                     (60,795)   (60,795)
Amortization                                                                 3,430                                 3,430
Stock dividend                      71,398      (71,398)
--------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997          142,797      149,137      494,950        (9,160)      (28,943)    (197,080)   551,701
Net income                                                   192,506                                             192,506
Foreign currency translation                                                                (937)                   (937)
                                                                                                              ------------
Comprehensive income                                                                                             191,569

Cash dividends on common stock                               (50,309)                                            (50,309)
Stock options                        1,059       16,047                                                           17,106
Stock awards                                      6,833                     (6,163)                     1,198      1,868
Business acquisitions                  850       26,195                                                   220     27,265
Reacquired shares                                                                                     (52,984)   (52,984)
Amortization                                                                 4,325                                 4,325
-------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998          144,706      198,212      637,147       (10,998)      (29,880)    (248,646)   690,541

Net income                                                   175,786                                             175,786
Foreign currency translation                                                             (29,483)                (29,483)
                                                                                                              ------------
Comprehensive income                                                                                             146,303

Cash dividends on common stock                               (56,332)                                            (56,332)
Stock options                          850       15,211                                                           16,061
Stock awards                                      9,867                     (8,006)                       874      2,735
Business acquisitions                                                                                    (187)      (187)
Reacquired shares                                                                                     (42,395)   (42,395)
Amortization                                                                 5,290                                 5,290
-------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999        $ 145,556    $ 223,290    $ 756,601     $ (13,714)    $ (59,363)   $(290,354) $ 762,016
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCK ACTIVITY


                                            1999                                1998                               1997
------------------------------------------------------------------------------------------------------------------------------------
                                    Common          Treasury            Common          Treasury          Common         Treasury
Year ended December 31 (shares)      Stock             Stock             Stock             Stock           Stock            Stock
------------------------------------------------------------------------------------------------------------------------------------
Shares, beginning of year      144,705,783       (15,227,043)      142,796,652       (13,669,624)     70,750,741       (5,950,518)
Stock options                      850,676                           1,058,686                           648,085
Stock awards                                         196,546                             206,366                          124,440
Business acquisitions                                 (5,976)          850,445            33,083                          308,343
Reacquired shares                                 (1,103,771)                         (1,796,868)                      (1,317,077)
Stock dividend                                                                                        71,397,826       (6,834,812)
------------------------------------------------------------------------------------------------------------------------------------
Shares, end of year            145,556,459       (16,140,244)      144,705,783       (15,227,043)    142,796,652      (13,669,624)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-  1. NATURE OF BUSINESS

The company is the leading global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospitality, institutional and industrial markets. Customers include hotels and restaurants; foodservice, healthcare and educational facilities; quickservice (fast-food) units; commercial laundries; light industry; dairy plants and farms; and food and beverage processors around the world.

--------------------------------------------------------------------------------
-  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. The company accounts for its investment in Henkel-Ecolab under the equity method of accounting. International subsidiaries and Henkel-Ecolab are included in the financial statements on the basis of their November 30 fiscal year ends.

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company's international subsidiaries and Henkel-Ecolab generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders' equity.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 41 percent, 45 percent and 40 percent of consolidated inventories at year-end 1999, 1998 and 1997, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low-temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets' estimated useful lives of 5 to 50 years for buildings, 3 to 7 years for merchandising equipment, and 3 to 11 years for machinery and equipment.

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

INCOME PER COMMON SHARE

The computations of the basic and diluted per share amounts for the company's continuing operations were as follows:


(thousands, except per share)                          1999         1998        1997
--------------------------------------------------------------------------------------------------
Income from continuing operations                    $175,786    $154,506    $133,955
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding
      Basic (actual shares outstanding)               129,550     129,157     129,446
      Effect of dilutive stock options                  4,869       4,890       4,376
--------------------------------------------------------------------------------------------------
      Diluted                                         134,419     134,047     133,822
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Income from continuing operations
  per common share
      Basic                                          $   1.36    $   1.20    $   1.03
      Diluted                                        $   1.31    $   1.15    $   1.00
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

   Stock options to purchase approximately 3.6 million shares and 2.2 million shares for 1999 and 1998, respectively, were not dilutive and, therefore, were not included in the computations of diluted income per common share amounts.

COMPREHENSIVE INCOME

For the company, comprehensive income includes net income and foreign currency translation adjustments that are charged or credited to the accumulated other comprehensive income account in shareholders' equity.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.


--------------------------------------------------------------------------------------
-  3. BALANCE SHEET INFORMATION

December 31 (thousands)                           1999           1998          1997
--------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET

Accounts receivable                          $ 320,720      $ 259,588      $ 256,919
Allowance for doubtful accounts                (20,969)       (12,893)       (10,878)
--------------------------------------------------------------------------------------
Total                                        $ 299,751      $ 246,695      $ 246,041
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

INVENTORIES

Finished goods                               $  71,395      $  73,983      $  67,823
Raw materials and parts                        106,239         93,862         89,716
Excess of fifo cost over lifo cost              (1,265)        (2,218)        (2,708)
--------------------------------------------------------------------------------------
Total                                        $ 176,369      $ 165,627      $ 154,831
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET

Land                                         $  13,516      $  12,584      $  18,184
Buildings and leaseholds                       162,955        157,302        145,021
Machinery and equipment                        273,101        258,107        232,940
Merchandising equipment                        492,160        435,998        379,531
Construction in progress                        15,522         11,038         19,862
--------------------------------------------------------------------------------------
                                               957,254        875,029        795,538
Accumulated depreciation and
amortization                                  (509,138)      (454,824)      (399,976)
--------------------------------------------------------------------------------------
Total                                        $ 448,116      $ 420,205      $ 395,562
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
OTHER ASSETS

Intangible assets, net                       $ 249,756      $ 236,659      $ 217,120
Investments in securities                                                      5,000
Deferred income taxes                           24,591         27,256         23,444
Other                                           67,159         29,715         25,793
--------------------------------------------------------------------------------------
Total                                        $ 341,506      $ 293,630      $ 271,357
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
SHORT-TERM DEBT

Notes payable                                $  96,992      $  52,441      $  33,440
Long-term debt, current maturities              15,068         15,550         15,444
--------------------------------------------------------------------------------------
Total                                        $ 112,060      $  67,991      $  48,884
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
LONG-TERM DEBT

7.19% senior notes, due 2006                 $  75,000      $  75,000      $  75,000
9.68% senior notes, due 1995-2001               28,571         42,857         57,143
6.00% medium-term notes, due 2001               63,500         62,761
Multicurrency Credit Agreement, due 2002                       44,000        116,450
Other                                           17,011         17,973         26,235
--------------------------------------------------------------------------------------
                                               184,082        242,591        274,828
Long-term debt, current maturities             (15,068)       (15,550)       (15,444)
--------------------------------------------------------------------------------------
Total                                        $ 169,014      $ 227,041      $ 259,384
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

   The 9.68 percent senior notes include covenants regarding consolidated shareholders' equity and amounts of certain long-term debt.

   The company has a $275 million Multicurrency Credit Agreement with a consortium of banks. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in G-7 currencies, Australian dollars or certain other currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. Amounts outstanding under the agreement at year-end 1998 were denominated in U.S. dollars and had an average annual interest rate of 6.7 percent. Amounts outstanding at year-end 1997 were denominated in Australian dollars and had an average annual interest rate of 5.2 percent.

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

   As of December 31, the weighted-average interest rate on notes payable was
7.2 percent for 1999, 7.4 percent for 1998 and 5.4 percent for 1997.

   As of December 31, 1999, the aggregate annual maturities of long-term debt for the next five years were: 2000 - $15,068,000; 2001 - $79,508,000; 2002 -
$1,820,000; 2003 - $10,374,000 and 2004 - $417,000.

   Interest expense was $25,053,000 in 1999, $25,012,000 in 1998 and $18,043,000
in 1997. Total interest paid was $24,451,000 in 1999, $25,198,000 in 1998 and
$18,168,000 in 1997.

   Other noncurrent liabilities included income taxes payable of $34 million at December 31, 1999, $30 million at December 31, 1998, and $82 million at December 31, 1997. During 1998, the company resolved a tax issue related to the disposal of a business in 1992. The company paid approximately $39 million and recognized a gain from discontinued operations of $38 million related to the settlement of this issue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

--------------------------------------------------------------------------------
-  4. FINANCIAL INSTRUMENTS

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

   The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $77 million at December 31, 1999, $71 million at December 31, 1998, and $70 million at December 31, 1997. The unrealized gains and losses on these contracts were not significant.

   During 1998, the company entered into an interest rate swap agreement which is effective November 2001 through November 2004. This agreement provides for a fixed rate of interest on an amount equal to one-half of the debt under the company's medium-term notes. The fair value of the company's interest rate swap agreement was not significant as of year-end 1999 and 1998.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:


December 31 (thousands)                        1999         1998         1997
--------------------------------------------------------------------------------
Carrying amount
   Cash and cash equivalents               $ 47,748     $ 28,425     $ 61,169

   Long-term investments in securities                                  5,000

   Short-term debt                          112,060       67,991       48,884

   Long-term debt                           169,014      227,041      259,384

Fair value

   Long-term debt                          $167,203     $235,131     $266,926
--------------------------------------------------------------------------------

   The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturities.

   The fair value of long-term debt is based on quoted market prices for the same or similar issues.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, a new standard of accounting and reporting for derivative instruments and hedging activities. The company is required to adopt the new standard in the first quarter of 2001. The company's use of derivative and hedging financial instruments is limited and, therefore, the company does not anticipate that the impact of the new standard will be significant.

--------------------------------------------------------------------------------
-  5. GAIN FROM DISCONTINUED OPERATIONS

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

--------------------------------------------------------------------------------
-  6. BUSINESS ACQUISITIONS

GIBSON BUSINESS ACQUISITION
During 1997, the company completed a public tender offer for all of the outstanding stock of Gibson Chemical Industries Limited (Gibson) located in Melbourne, Australia. Gibson is a manufacturer and marketer of cleaning and sanitizing products, primarily for the Australian and New Zealand institutional, healthcare and industrial markets.

   The acquisition was accounted for as a purchase. The purchase price of the shares and the direct costs of the transaction totaled approximately $130 million and were initially financed through the company's Multicurrency Credit Agreement. The excess of the purchase price over the net tangible assets acquired was approximately $88 million and is being amortized on a straight-line basis over useful lives averaging 25 years. The assets acquired and the liabilities assumed in the transaction were included in the company's Consolidated Balance Sheet as of the November 30, 1997, effective date.

   The following unaudited pro forma financial information reflects the combined results of the company and the retained Gibson businesses for the year ended December 31, 1997, assuming the acquisition had occurred at the beginning of 1997. Pro forma adjustments have been included to give effect to amortization of the excess of the purchase price over the net tangible assets acquired, interest expense on debt incurred to finance the acquisition and the related income tax effects. In accordance with the pro forma adjustment guidelines, cost savings from efficiencies and synergies have not been reflected in the information shown below.


(thousands, except per share)                                            1997
--------------------------------------------------------------------------------
Net sales                                                          $1,741,006
Income from continuing operations                                     131,455
Diluted income from continuing operations per common share         $     0.98
--------------------------------------------------------------------------------

   The pro forma results are presented for information purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the combination occurred at the beginning of 1997 or of future results of operations of the consolidated businesses.

OTHER BUSINESS ACQUISITIONS

In February 1999, the company purchased substantially all of the assets of Blue Coral Systems, a subsidiary of the Pennzoil-Quaker State Company. Blue Coral Systems is a leading marketer of a broad line of branded vehicle cleaning, appearance and specialty products to the commercial vehicle wash industry, with annual sales of approximately $30 million. Pennzoil-Quaker State Company retained all consumer applications for the Blue Coral products and provided the company with exclusive rights to the United States and Canadian commercial markets.

   The company also added to its Food & Beverage operations in South Africa and to its commercial kitchen equipment repair services business through business acquisitions during fiscal 1999. Each of the businesses acquired had annual sales of approximately $5 million.

   These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company's consolidated results of operations, financial position and cash flows.

--------------------------------------------------------------------------------
-  7. HENKEL-ECOLAB

The company and Henkel KGaA, Dusseldorf, Germany, each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. Henkel-Ecolab's results of operations and the company's equity in earnings of Henkel-Ecolab included:


(thousands)                                     1999           1998          1997
------------------------------------------------------------------------------------
Henkel-Ecolab
   Net sales                               $ 937,817      $ 904,217      $ 844,689
   Gross profit                              526,486        500,107        470,698
   Income before income taxes                 82,529         65,946         63,640
   Net income                              $  46,643      $  38,540      $  33,701

Ecolab equity in earnings
   Ecolab equity in net income             $  23,322      $  19,270      $  16,851
       Ecolab royalty income
       from Henkel-Ecolab,
       net of income taxes                     2,570          4,550          4,583
   Amortization expense for the
       excess of cost over the
       underlying net assets of
       Henkel-Ecolab                          (7,575)        (7,770)        (8,001)
------------------------------------------------------------------------------------
   Equity in earnings of Henkel-Ecolab     $  18,317      $  16,050      $  13,433
------------------------------------------------------------------------------------

   The company's investment in Henkel-Ecolab includes the unamortized excess of the company's investment over its equity in Henkel-Ecolab's net assets. This excess was $117 million at December 31, 1999, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

   Condensed balance sheet information for Henkel-Ecolab was:


December 31 (thousands)        1999         1998         1997
--------------------------------------------------------------------------------
Current assets             $351,189     $368,604     $345,692
Noncurrent assets           177,855      179,188      145,601
Current liabilities         246,411      242,630      224,155
Noncurrent liabilities     $ 73,807     $ 82,097     $ 77,303
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
-  8. INCOME TAXES

Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab consisted of:


(thousands)         1999         1998         1997
--------------------------------------------------------------------------------
Domestic        $232,684     $213,781     $173,851
Foreign           34,554       26,457       32,016
--------------------------------------------------------------------------------
Total           $267,238     $240,238     $205,867
--------------------------------------------------------------------------------

   The provision for income taxes consisted of:


(thousands)                         1999           1998           1997
--------------------------------------------------------------------------------
Federal and state              $ 106,582      $  92,094      $  76,399
Foreign                            7,090         11,700         11,020
--------------------------------------------------------------------------------
Currently payable                113,672        103,794         87,419
--------------------------------------------------------------------------------
Federal and state                (10,229)        (3,596)        (3,675)
Foreign                            6,326          1,584          1,601
--------------------------------------------------------------------------------
Deferred                          (3,903)        (2,012)        (2,074)
--------------------------------------------------------------------------------
Provision for income taxes     $ 109,769      $ 101,782      $  85,345
--------------------------------------------------------------------------------

   The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:


December 31 (thousands)                  1999          1998          1997
--------------------------------------------------------------------------------
Deferred tax assets
   Postretirement health care
     and pension benefits            $ 36,664      $ 34,940      $ 30,991
   Other accrued liabilities           46,024        47,601        41,611
   Loss carryforwards                   2,145         3,999         3,541
   Other, net                          14,401         9,821        12,766
   Valuation allowance                 (1,462)       (1,462)       (1,462)
--------------------------------------------------------------------------------
   Total                               97,772        94,899        87,447
--------------------------------------------------------------------------------
Deferred tax liabilities
   Property, plant and equipment
        basis differences              27,001        26,605        27,606
   Other, net                           4,479         4,782         1,419
--------------------------------------------------------------------------------
   Total                               31,480        31,387        29,025
--------------------------------------------------------------------------------
Net deferred tax assets              $ 66,292      $ 63,512      $ 58,422
--------------------------------------------------------------------------------

   A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:


                                                 1999        1998        1997
--------------------------------------------------------------------------------
Statutory U.S. rate                              35.0%       35.0%       35.0%
State income taxes, net of federal benefit        4.2         4.3         4.2
Foreign operations                                0.6         1.4         0.6
Other, net                                        1.3         1.7         1.7

--------------------------------------------------------------------------------
Effective income tax rate                        41.1%       42.4%       41.5%
--------------------------------------------------------------------------------

   Cash paid for income taxes was approximately $94 million in 1999, $122 million in 1998 and $100 million in 1997. In 1998, approximately $39 million of payments resulted from the settlement of a tax issue related to the disposal of a business in 1992.

   As of December 31, 1999, undistributed earnings of international subsidiaries and Henkel-Ecolab of approximately $32 million and $55 million, respectively, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be substantially offset by available foreign tax credits.

--------------------------------------------------------------------------------
-  9. STOCK INCENTIVE AND OPTION PLANS

   The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 6,291,653 for 1999, 1,835,714 for 1998 and 5,274,652 for 1997. Common
shares available for grant reflect 6 million shares approved during 1999 for issuance under the plans.

   Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options generally become exercisable over periods of up to four years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:


Shares                                          1999                   1998                 1997
-----------------------------------------------------------------------------------------------------
Granted                                       1,688,190             3,342,555             1,031,760
Exercised                                      (850,676)           (1,058,686)           (1,295,170)
Canceled                                       (381,844)             (174,800)              (63,416)
-----------------------------------------------------------------------------------------------------
December 31:
   Outstanding                               11,445,161            10,989,491             8,880,422
-----------------------------------------------------------------------------------------------------
   Exercisable                                6,619,361             6,134,840             5,922,150
-----------------------------------------------------------------------------------------------------


Average exercise price per share                 1999                   1998                  1997
-----------------------------------------------------------------------------------------------------
Granted                                       $   40.06             $   43.33             $   21.72
Exercised                                          9.92                  8.05                  8.50
Canceled                                          44.26                 37.47                 14.07
December 31:
   Outstanding                                    24.28                 21.44                 11.92
   Exercisable                                $   13.83             $   11.01             $    9.66
-----------------------------------------------------------------------------------------------------

   Information related to stock options outstanding and stock options exercisable as of December 31, 1999, is as follows:


                               Options Outstanding
---------------------------------------------------------------------------------------------------------------------
                                                                    Weighted-Average
   Range of                          Options                            Remaining                Weighted- Average
   Exercise Prices                 Outstanding                       Contractual Life              Exercise Price
---------------------------------------------------------------------------------------------------------------------
   $ 5.69 - $10.94                   2,137,600                            2.6 years                 $   8.98
   $10.97 - $13.41                   2,721,804                            5.0 years                    11.95
   $14.88 - $21.89                   2,020,862                            7.0 years                    18.84
   $26.91 - $33.31                     970,855                            8.6 years                    30.00
   $35.81 - $41.59                   1,579,040                            9.6 years                    40.00
   $49.00                            2,015,000                            3.4 years                 $  49.00
---------------------------------------------------------------------------------------------------------------------



                         Options Exercisable
---------------------------------------------------------------------------
   Range of                                            Weighted-Average
   Exercise Prices         Options Exercisable          Exercise Price
---------------------------------------------------------------------------
   $ 5.69 - $10.94             2,137,600                    $ 8.98
   $10.97 - $13.41             2,721,804                     11.95
   $14.88 - $21.89             1,385,554                     18.20
   $26.91 - $33.31               299,403                     29.98
   $35.81 - $41.59                75,000                    $41.59
---------------------------------------------------------------------------

Stock awards are generally subject to restrictions, including forfeiture in the event of termination of employment. The value of a stock award at the date of grant is charged to income over the periods during which the restrictions lapse.

The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, income from continuing operations and the related diluted per common share amounts for 1999, 1998 and 1997 would have been reduced to the following pro forma amounts:


(thousands, except per share)               1999              1998                1997
------------------------------------------------------------------------------------------
Income from continuing operations
      As reported                         $175,786          $154,506            $133,955
      Pro forma                            170,654           150,773             131,763
Diluted income from continuing
   operations per common share
      As reported                             1.31              1.15                1.00
      Pro forma                           $   1.27          $   1.12            $   0.98
------------------------------------------------------------------------------------------

The weighted-average grant-date fair value of options granted in 1999, 1998 and 1997, and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model, were as follows:


                                                     1999         1998           1997
------------------------------------------------------------------------------------------
Weighted-average grant-date fair value
   of options granted
      Granted at market prices                      $11.32       $7.65           $5.94
      Granted at prices
         exceeding market                           $ 8.25       $1.78
Assumptions
      Risk-free interest rate                          6.2%        5.5%            6.2%
      Expected life                                6 years     6 years         6 years
      Expected volatility                             17.8%       17.8%           19.6%
      Expected dividend yield                          1.2%        1.5%            1.8%
------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
- 10. SHAREHOLDERS' EQUITY

The company's common stock was split two for one in the form of a 100 percent stock dividend paid January 15, 1998, to shareholders of record on December 26, 1997. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statement of Comprehensive Income and Shareholders' Equity.

Authorized common stock, par value $1.00 per share, was 200 million shares in 1999, 1998 and 1997. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.435 for 1999, $0.39 for 1998 and $0.335 for 1997.

The company has 15 million shares, without par value, of authorized but unissued preferred stock.

Each share of outstanding common stock entitles the holder to one-half of a preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
- 10. SHAREHOLDERS' EQUITY (CONTINUED)

will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

The company maintains a share repurchase program which is intended to offset the dilutive effect of shares issued for employee benefit plans. The company also reacquires shares for general corporate purposes under a separate program established in 1995. As of December 31, 1999, there were approximately 3.1 million shares remaining to be purchased under this program. The company reacquired 998,200 shares of its common stock in 1999, 1,626,900 shares in 1998 and 2,561,400 shares in 1997 under these programs through open and private market purchases. The company anticipates that it will continue to periodically reacquire shares under its share repurchase programs.

--------------------------------------------------------------------------------
- 11. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $49,164,000 in 1999, $42,076,000 in 1998 and $38,155,000 in 1997. As of December 31, 1999, future minimum payments under operating leases with noncancelable terms in excess of one year were:


(thousands)
--------------------------------------------------------------
2000                                               $12,826
2001                                                 8,769
2002                                                 6,047
2003                                                 4,664
2004                                                 3,832
Thereafter                                          12,804
--------------------------------------------------------------
Total                                              $48,942
--------------------------------------------------------------
--------------------------------------------------------------

--------------------------------------------------------------------------------
- 12. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $34,983,000 in 1999, $32,815,000 in 1998 and $30,420,000 in 1997.

--------------------------------------------------------------------------------
- 13. ENVIRONMENTAL COMPLIANCE COSTS

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities. While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's consolidated results of operations, financial position or liquidity.

--------------------------------------------------------------------------------
- 14. RETIREMENT PLANS

PENSION AND POSTRETIREMENT HEALTH CARE BENEFITS PLANS

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

A reconciliation of changes in the benefit obligations and fair value of assets of the company's U.S. pension and postretirement health care benefits plans is as follows:


                                                          Pension Benefits                    Postretirement Health Care Benefits
                                                  -------------------------------------    ----------------------------------------
(thousands)                                          1999          1998         1997           1999           1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation, beginning of year             $ 343,825     $ 287,027     $ 240,116     $ 106,677     $  91,121     $  71,549
Service cost                                         20,049        16,336        13,330         6,999         5,668         4,325
Interest cost                                        22,926        20,563        18,371         7,062         6,382         5,711
Participant contributions                                                                       1,029           741           767
Changes in assumptions                              (67,573)       27,194        22,495       (20,939)        9,768         6,957
Actuarial loss (gain)                                (1,586)          732        (1,402)       (1,562)       (4,431)        5,057
Benefits paid                                        (9,664)       (8,027)       (8,534)       (3,769)       (2,572)       (3,245)
Business acquisitions                                                             2,651
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year                   $ 307,977     $ 343,825     $ 287,027     $  95,497     $ 106,677     $  91,121
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, beginning of year      $ 278,921     $ 237,304     $ 196,839     $  20,433     $  16,764     $  11,885
Actual return on plan assets                         53,586        32,256        28,531         4,114         2,261         1,609
Company contributions                                14,383        17,388        17,453         5,309         3,239         5,748
Participant contributions                                                                       1,029           741           767
Benefits paid                                        (9,664)       (8,027)       (8,534)       (3,769)       (2,572)       (3,245)
Business acquisitions                                                             3,015
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year            $ 337,226     $ 278,921     $ 237,304     $  27,116     $  20,433     $  16,764
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

A reconciliation of the funded status and the actuarial assumptions for the U.S. pension and postretirement plans is as follows:

                                                                Pension Benefits              Postretirement Health Care Benefits
                                                    --------------------------------------  ---------------------------------------
(thousands)                                            1999          1998          1997          1999         1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Funded status                                       $ 29,249      $(64,904)     $(49,723)     $(68,381)     $(86,244)     $(74,357)
Unrecognized actuarial loss (gain)                   (42,972)       59,647        46,028        (3,866)       21,468        17,280
Unrecognized prior service cost (benefit)             14,294        16,175        18,056        (7,995)       (8,546)       (9,097)
Unrecognized net transition asset                     (7,717)       (9,120)      (10,523)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                     $ (7,146)     $  1,798      $  3,838      $(80,242)     $(73,322)     $(66,174)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average actuarial assumptions
   Discount rate for service and interest
     cost, at beginning of year                         6.75%         7.25%         7.75%         6.75%         7.25%         7.75%
   Projected salary increases                            5.1           5.1           5.1
   Expected return on assets                             9.0           9.0           9.0           9.0           9.0           9.0
   Discount rate for year-end benefit obligation        8.00%         6.75%         7.25%         8.00%         6.75%         7.25%
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

- 14. Retirement Plans (continued)

   For postretirement benefit measurement purposes, 7.5 percent (for pre-age 65 retirees) and 6.2 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2000. The rates were assumed to decrease gradually to 6.5 percent and 5.5 percent, respectively, at 2001 and remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees.

   Pension and postretirement health care benefits expense for the company's U.S. and International operations was:


                                                                    Pension Benefits             Postretirement Health Care Benefits
                                                                -------------------------------  -----------------------------------
(thousands)                                                         1999        1998      1997        1999      1998      1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost - employee benefits earned during the year         $  20,049   $  16,336  $  13,330   $  6,999  $  5,668  $  4,325
Interest cost on benefit obligation                                22,926      20,563     18,371      7,062     6,382     5,711
Expected return on plan assets                                    (23,247)    (20,128)   (17,183)    (1,786)   (1,463)   (1,016)
Recognition of net actuarial loss                                   3,120       2,179      1,407        505       351       125
Amortization of prior service cost (benefit)                        1,881       1,881      1,905       (551)     (551)     (551)
Amortization of net transition asset                               (1,403)     (1,403)    (1,403)
------------------------------------------------------------------------------------------------------------------------------------
Total U.S. expense                                                 23,326      19,428     16,427     12,229    10,387     8,594
International expense                                               1,390       1,251      1,112
------------------------------------------------------------------------------------------------------------------------------------
Total expense                                                   $  24,716   $  20,679  $  17,539   $ 12,229  $ 10,387  $  8,594
------------------------------------------------------------------------------------------------------------------------------------

   The company also has noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $14 million at December 31, 1999. The annual expense for these plans was approximately $3 million in 1999 and 1998, and approximately $2 million in 1997.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the company's postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                                                              1 Percentage Point
                                                                                         --------------------------------
(thousands)                                                                              Increase            Decrease
-------------------------------------------------------------------------------------------------------------------------
Effect on total of postretirement service and interest cost components                   $  408              $ (367)
Effect on postretirement benefit obligation                                               4,706              (4,253)
-------------------------------------------------------------------------------------------------------------------------

SAVINGS PLAN

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contributions are invested in Ecolab common stock and amounted to $8,475,000 in 1999, $7,383,000 in 1998 and $7,156,000 in 1997.

--------------------------------------------------------------------------------
- 15. OPERATING SEGMENTS

   The company's operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments.

   The "United States Cleaning & Sanitizing" segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products, Vehicle Care, Water Care and Food & Beverage operations.

   The "United States Other Services" segment includes all other U.S. operations of the company. This segment provides pest elimination, equipment repair and maintenance, and commercial dishwashing services through its Pest Elimination, GCS and Jackson operations.

   The company's "International Cleaning & Sanitizing" segment provides cleaning and sanitizing product and service offerings to international markets in Asia Pacific, Latin America, Africa, Canada and through its Export operations.

   Information on the customers, markets, and products and services of each of the company's operating segments is included on the inside back cover, in the Business Overview section of this Annual Report.

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

   Financial information for each of the company's reportable segments is as follows:


                                           United States                                          Other
                               ----------------------------------------                 -------------------------
                                                                        International   Foreign
                               Cleaning &                       Total     Cleaning &    Currency
(thousands)                    Sanitizing  Other Services United States   Sanitizing   Translation   Corporate   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Net sales
  1999                          $ 1,424,037   $   211,562   $ 1,635,599   $   438,013   $     6,400                 $ 2,080,012
  1998                            1,296,797       160,063     1,456,860       419,898        11,468                   1,888,226
  1997                            1,156,625       119,203     1,275,828       316,889        47,635                   1,640,352
Operating income
  1999                              230,520        25,114       255,634        37,807         1,080   $    (4,570)      289,951
  1998                              218,500        19,084       237,584        27,478         1,265        (4,347)      261,980
  1997                              180,975        14,655       195,630        20,274         6,688        (4,088)      218,504
Depreciation & amortization
  1999                               96,346         4,442       100,788        25,726         1,703         6,313       134,530
  1998                               87,456         3,145        90,601        24,054         1,727         5,589       121,971
  1997                               76,130         2,716        78,846        15,691         2,191         4,151       100,879
Total assets
  1999                              831,494        85,617       917,111       344,142        14,181       310,512     1,585,946
  1998                              701,341        77,491       778,832       318,763        22,592       350,808     1,470,995
  1997                              641,441        36,448       677,889       348,921        45,786       343,703     1,416,299
Capital expenditures
  1999                              109,889         4,182       114,071        26,236         4,670           645       145,622
  1998                              109,976         4,383       114,359        31,192         1,383           697       147,631
  1997                          $    90,914   $     3,539   $    94,453   $    23,121   $     3,228   $       865   $   121,667
--------------------------------------------------------------------------------------------------------------------------------

   Corporate operating expense includes overhead costs directly related to Henkel-Ecolab. Corporate assets are principally cash and cash equivalents and the company's investment in Henkel-Ecolab.

   The company has two classes of products and services within its United States and International Cleaning & Sanitizing operations which comprise 10 percent or more of consolidated net sales. Worldwide sales of warewashing products were approximately 27 percent, 28 percent and 31 percent of consolidated net sales in 1999, 1998 and 1997, respectively. Sales of laundry products and services on a worldwide basis were approximately 12 percent, 13 percent and 14 percent of consolidated net sales in 1999, 1998 and 1997, respectively.

   Long-lived assets of the company's United States and International operations were as follows:


December 31 (thousands)                        1999           1998            1997
----------------------------------------------------------------------------------------
United States                                $360,541       $332,072        $294,372
International                                  82,937         81,207          74,809
Corporate                                       2,047          3,931           3,812
Effect of foreign currency translation          2,591          2,995          22,569
----------------------------------------------------------------------------------------
Consolidated                                 $448,116       $420,205        $395,562
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
- 16. QUARTERLY FINANCIAL DATA (Unaudited)


                                                           First            Second         Third           Fourth
(thousands, except per share)                             Quarter          Quarter        Quarter          Quarter         Year
------------------------------------------------------------------------------------------------------------------------------------
1999
Net sales
   United States
      Cleaning & Sanitizing                             $   336,822     $   358,272     $   385,508     $   343,435     $ 1,424,037
      Other Services                                         47,328          53,313          56,467          54,454         211,562
   International Cleaning & Sanitizing                      102,759         108,279         111,580         115,395         438,013
   Effect of foreign currency translation                     2,395             552             956           2,497           6,400
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                    489,304         520,416         554,511         515,781       2,080,012
Cost of sales                                               220,425         234,725         247,619         234,843         937,612
Selling, general and administrative expenses                206,616         213,949         219,037         212,847         852,449
------------------------------------------------------------------------------------------------------------------------------------
Operating income
   United States
      Cleaning & Sanitizing                                  50,863          57,558          70,479          51,620         230,520
      Other Services                                          4,551           6,149           8,207           6,207          25,114
   International Cleaning & Sanitizing                        7,618           9,160          10,078          10,951          37,807
   Corporate                                                 (1,099)         (1,234)         (1,111)         (1,126)         (4,570)
   Effect of foreign currency translation                       330             109             202             439           1,080
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                     62,263          71,742          87,855          68,091         289,951
Interest expense, net                                         5,750           6,209           4,860           5,894          22,713
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings
   of Henkel-Ecolab                                          56,513          65,533          82,995          62,197         267,238
Provision for income taxes                                   23,622          26,905          33,555          25,687         109,769
Equity in earnings of Henkel-Ecolab                           2,147           4,756           5,581           5,833          18,317
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              $    35,038     $    43,384     $    55,021     $    42,343     $   175,786
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share                     $      0.26     $      0.32     $      0.41     $      0.32     $      1.31
Weighted-average common shares outstanding
   Basic                                                    129,539         129,596         129,546         129,517         129,550
   Diluted                                                  134,626         134,666         134,394         133,981         134,419

1998
Net sales
   United States
      Cleaning & Sanitizing                             $   303,435     $   324,347     $   343,771     $   325,244     $ 1,296,797
      Other Services                                         29,179          34,907          48,536          47,441         160,063
   International Cleaning & Sanitizing                       97,936         105,137         108,173         108,652         419,898
   Effect of foreign currency translation                     5,812           4,069            (443)          2,030          11,468
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                    436,362         468,460         500,037         483,367       1,888,226
Cost of sales                                               195,909         210,116         224,365         220,783         851,173
Selling, general and administrative expenses                186,733         194,604         196,501         197,235         775,073
------------------------------------------------------------------------------------------------------------------------------------
Operating income
   United States
      Cleaning & Sanitizing                                  44,606          52,644          65,128          56,122         218,500
      Other Services                                          2,930           4,725           6,905           4,524          19,084
   International Cleaning & Sanitizing                        6,198           7,380           8,375           5,525          27,478
   Corporate                                                   (910)         (1,479)         (1,149)           (809)         (4,347)
   Effect of foreign currency translation                       896             470             (88)            (13)          1,265
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                     53,720          63,740          79,171          65,349         261,980
Interest expense, net                                         5,406           5,400           5,069           5,867          21,742
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income
  taxes and equity in earnings of Henkel-Ecolab              48,314          58,340          74,102          59,482         240,238
Provision for income taxes                                   20,289          24,475          31,794          25,224         101,782
Equity in earnings of Henkel-Ecolab                           2,563           3,824           4,704           4,959          16,050
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                            30,588          37,689          47,012          39,217         154,506
Gain from discontinued operations                                                            38,000                          38,000
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              $    30,588     $    37,689     $    85,012     $    39,217     $   192,506
------------------------------------------------------------------------------------------------------------------------------------
Diluted income per common share
   Income from continuing operations                    $      0.23     $      0.28     $      0.35     $      0.29     $      1.15
   Gain from discontinued operations                                                           0.28                            0.28
   Net income                                           $      0.23     $      0.28     $      0.63     $      0.29     $      1.44
Weighted-average common shares outstanding
   Basic                                                    128,958         128,667         129,573         129,431         129,157
   Diluted                                                  133,934         133,803         134,319         134,154         134,047
------------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT AND ACCOUNTANTS' REPORTS

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

/s/ Allan L. Schuman

Allan L. Schuman
Chairman of the Board, President and Chief Executive Officer

/s/ L. White Matthews III

L. White Matthews III
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors
Ecolab Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 1999, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Ecolab Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Saint Paul, Minnesota
February 28, 2000



SUMMARY OPERATING AND FINANCIAL DATA

December 31 (thousands, except per share)                           1999            1998             1997             1996
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
NET SALES
   United States                                               $  1,635,599    $  1,456,860     $  1,275,828     $  1,148,778
   International (at average rates of currency exchange
     during the year)                                               444,413         431,366          364,524          341,231
   Europe (at average rates of currency exchange during
     the year)
------------------------------------------------------------------------------------------------------------------------------
   Total                                                          2,080,012       1,888,226        1,640,352        1,490,009
Cost of sales                                                       937,612         851,173          722,084          674,953
Selling, general and administrative expenses                        852,449         775,073          699,764          629,739
Merger costs and nonrecurring expenses
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                    289,951         261,980          218,504          185,317
Interest expense, net                                                22,713          21,742           12,637           14,372
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
   and equity in earnings of Henkel-Ecolab                          267,238         240,238          205,867          170,945
Provision for income taxes                                          109,769         101,782           85,345           70,771
Equity in earnings of Henkel-Ecolab                                  18,317          16,050           13,433           13,011
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                   175,786         154,506          133,955          113,185
Income (loss) from discontinued operations                                           38,000
Extraordinary loss and changes in accounting principles
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   175,786         192,506          133,955          113,185
Preferred stock dividends
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported               175,786         192,506          133,955          113,185
Pro forma adjustments
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders             $    175,786    $    192,506     $    133,955     $    113,185
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
   Basic-- continuing operations                               $       1.36    $       1.20     $       1.03     $       0.88
   Basic-- net income (loss)                                           1.36            1.49             1.03             0.88
   Diluted-- continuing operations                                     1.31            1.15             1.00             0.85
   Diluted-- net income (loss)                                         1.31            1.44             1.00             0.85
Pro forma income (loss) per common share
   Basic-- continuing operations                                       1.36            1.20             1.03             0.88
   Basic-- net income (loss)                                           1.36            1.49             1.03             0.88
   Diluted-- continuing operations                                     1.31            1.15             1.00             0.85
   Diluted-- net income (loss)                                 $       1.31    $       1.44     $       1.00     $       0.85
Weighted-average common shares outstanding-- basic                  129,550         129,157          129,446          128,991
Weighted-average common shares outstanding-- diluted                134,419         134,047          133,822          132,817

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           54.9%           54.9%            56.0%            54.7%
Selling, general and administrative expenses                           41.0            41.0             42.7             42.3
Operating income                                                       13.9            13.9             13.3             12.4
Income from continuing operations before income taxes                  12.8            12.7             12.6             11.5
Income from continuing operations                                       8.5             8.2              8.2              7.6
Effective income tax rate                                              41.1%           42.4%            41.5%            41.4%

FINANCIAL POSITION
Current assets                                                 $    577,321    $    503,514     $    509,501     $    435,507
Property, plant and equipment, net                                  448,116         420,205          395,562          332,314
Investment in Henkel-Ecolab                                         219,003         253,646          239,879          285,237
Other assets                                                        341,506         293,630          271,357          155,351
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $  1,585,946    $  1,470,995     $  1,416,299     $  1,208,409
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                            $    470,674    $    399,791     $    404,464     $    327,771
Long-term debt                                                      169,014         227,041          259,384          148,683
Postretirement health care and pension benefits                      97,527          85,793           76,109           73,577
Other liabilities                                                    86,715          67,829          124,641          138,415
Shareholders' equity                                                762,016         690,541          551,701          519,963
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                     $  1,585,946    $  1,470,995     $  1,416,299     $  1,208,409
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                          $    293,494    $    235,642     $    235,098     $    254,269
Depreciation and amortization                                       134,530         121,971          100,879           89,523
Capital expenditures                                                145,622         147,631          121,667          111,518
EBITDA from continuing operations                                   424,481         383,951          319,383          274,840
Cash dividends declared per common share                       $      0.435    $       0.39     $      0.335     $       0.29

SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                 $    281,074    $    295,032     $    308,268     $    176,292
Total debt and preferred stock to capitalization                       26.9%           29.9%            35.8%            25.3%
Book value per common share                                    $       5.89    $       5.33     $       4.27     $       4.01
Return on beginning equity                                             25.5%           28.0%            25.8%            24.8%
Dividends/diluted net income per common share                          33.2%           33.9%            33.5%            34.1%
Annual common stock price range                                $44.44-31.69    $38.00-26.13     $28.00-18.13     $19.75-14.56
Number of employees                                                  12,870          12,007           10,210            9,573
------------------------------------------------------------------------------------------------------------------------------

Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 1997 and 1993. Other assets includes net assets of Ecolab Europe and discontinued operations prior to 1992. Other liabilities includes $110 million of convertible preferred stock at year-end
1989 and 1990. The ratios of return on beginning


58


SUMMARY OPERATING AND FINANCIAL DATA


December 31 (thousands, except per share)                            1995            1994             1993            1992
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
NET SALES
   United States                                               $  1,030,126     $    942,070     $    867,415     $    816,405
   International (at average rates of currency exchange
     during the year)                                               310,755          265,544          234,981          241,229
   Europe (at average rates of currency exchange during
     the year)
------------------------------------------------------------------------------------------------------------------------------
   Total                                                          1,340,881        1,207,614        1,102,396        1,057,634
Cost of sales                                                       603,167          533,143          491,306          485,206
Selling, general and administrative expenses                        575,028          529,507          481,639          446,814
Merger costs and nonrecurring expenses                                                 8,000
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                    162,686          136,964          129,451          125,614
Interest expense, net                                                11,505           12,909           21,384           35,334
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
   and equity in earnings of Henkel-Ecolab                          151,181          124,055          108,067           90,280
Provision for income taxes                                           59,694           50,444           33,422           27,392
Equity in earnings of Henkel-Ecolab                                   7,702           10,951            8,127            8,600
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                    99,189           84,562           82,772           71,488
Income (loss) from discontinued operations
Extraordinary loss and changes in accounting principles                                                   715
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    99,189           84,562           83,487           71,488
Preferred stock dividends
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported                99,189           84,562           83,487           71,488
Pro forma adjustments                                                                  5,902           (2,667)          (2,797)
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders             $     99,189     $     90,464     $     80,820     $     68,691
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
   Basic-- continuing operations                               $       0.75     $       0.63     $       0.61     $       0.53
   Basic-- net income (loss)                                           0.75             0.63             0.62             0.53
   Diluted-- continuing operations                                     0.73             0.62             0.60             0.52
   Diluted-- net income (loss)                                         0.73             0.62             0.61             0.52
Pro forma income (loss) per common share
   Basic-- continuing operations                                       0.75             0.67             0.59             0.51
   Basic-- net income (loss)                                           0.75             0.67             0.60             0.51
   Diluted-- continuing operations                                     0.73             0.66             0.58             0.50
   Diluted-- net income (loss)                                 $       0.73     $       0.66     $       0.59     $       0.50
Weighted-average common shares outstanding-- basic                  132,193          135,100          135,056          134,408
Weighted-average common shares outstanding-- diluted                134,956          137,306          137,421          136,227

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           55.0%            55.9%            55.4%            54.1%
Selling, general and administrative expenses                           42.9             44.6             43.7             42.2
Operating income                                                       12.1             11.3             11.7             11.9
Income from continuing operations before income taxes                  11.3             10.3              9.8              8.5
Income from continuing operations                                       7.4              7.0              7.5              6.8
Effective income tax rate                                              39.5%            40.7%            30.9%            30.3%

FINANCIAL POSITION
Current assets                                                 $    358,072     $    401,179     $    311,051     $    264,512
Property, plant and equipment, net                                  292,937          246,191          219,268          207,183
Investment in Henkel-Ecolab                                         302,298          284,570          255,804          289,034
Other assets                                                        107,573           88,416          105,607           98,135
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $  1,060,880     $  1,020,356     $    891,730     $    858,864
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                            $    310,538     $    253,665     $    201,498     $    192,023
Long-term debt                                                       89,402          105,393          131,861          215,963
Postretirement health care and pension benefits                      70,666           70,882           72,647           63,393
Other liabilities                                                   133,616          128,608           93,917           29,179
Shareholders' equity                                                456,658          461,808          391,807          358,306
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                     $  1,060,880     $  1,020,356     $    891,730     $    858,864
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                          $    166,463     $    169,346     $    175,674     $    120,217
Depreciation and amortization                                        76,279           66,869           60,609           60,443
Capital expenditures                                                109,894           88,457           68,321           59,904
EBITDA from continuing operations                                   238,965          203,833          190,060          186,057
Cash dividends declared per common share                       $     0.2575     $     0.2275     $     0.1975     $    0.17875

SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                 $    161,049     $    147,213     $    151,281     $    236,695
Total debt and preferred stock to capitalization                       26.1%            24.2%            27.9%            39.8%
Book value per common share                                    $       3.53     $       3.41     $       2.90     $       2.66
Return on beginning equity                                             21.5%            21.6%            23.3%            23.3%
Dividends/diluted net income per common share                          35.3%            36.7%            32.4%            34.4%
Annual common stock price range                                $15.88-10.00     $ 11.75-9.63     $ 11.91-9.07     $  9.57-6.66
Number of employees                                                   9,026            8,206            7,822            7,601
------------------------------------------------------------------------------------------------------------------------------



SUMMARY OPERATING AND FINANCIAL DATA


December 31 (thousands, except per share)                            1991            1990             1989
--------------------------------------------------------------------------------------------------------------
OPERATIONS
NET SALES
   United States                                               $    757,564     $    712,579     $    646,895
   International (at average rates of currency exchange
     during the year)                                               201,738          184,220          179,705
   Europe (at average rates of currency exchange during
     the year)                                                                       150,809          122,871
--------------------------------------------------------------------------------------------------------------
   Total                                                            959,302        1,047,608          949,471
Cost of sales                                                       447,356          495,086          461,256
Selling, general and administrative expenses                        393,700          425,983          383,512
Merger costs and nonrecurring expenses                                                                 12,978
--------------------------------------------------------------------------------------------------------------
Operating income                                                    118,246          126,539           91,725
Interest expense, net                                                30,489           28,321           31,628
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
   and equity in earnings of Henkel-Ecolab                           87,757           98,218           60,097
Provision for income taxes                                           29,091           32,494           19,411
Equity in earnings of Henkel-Ecolab                                   4,573
--------------------------------------------------------------------------------------------------------------
Income from continuing operations                                    63,239           65,724           40,686
Income (loss) from discontinued operations                         (274,693)          (4,408)         (29,379)
Extraordinary loss and changes in accounting principles             (24,560)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  (236,014)          61,316           11,307
Preferred stock dividends                                            (4,064)          (7,700)            (429)
--------------------------------------------------------------------------------------------------------------
Net income (loss) to common shareholders, as reported              (240,078)          53,616           10,878
Pro forma adjustments                                                (2,933)          (2,956)          (3,196)
--------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) to common shareholders             $   (243,011)    $     50,660     $      7,682
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Income (loss) per common share, as reported
   Basic-- continuing operations                               $       0.51     $       0.56     $       0.34
   Basic-- net income (loss)                                          (2.05)            0.52             0.09
   Diluted-- continuing operations                                     0.50             0.56             0.34
   Diluted-- net income (loss)                                        (2.05)            0.51             0.09
Pro forma income (loss) per common share
   Basic-- continuing operations                                       0.48             0.53             0.31
   Basic-- net income (loss)                                          (2.08)            0.49             0.06
   Diluted-- continuing operations                                     0.48             0.53             0.31
   Diluted-- net income (loss)                                 $      (2.08)    $       0.49     $       0.06
Weighted-average common shares outstanding-- basic                  117,050          103,298          118,516
Weighted-average common shares outstanding-- diluted                118,178          104,258          120,196

SELECTED INCOME STATEMENT RATIOS
Gross profit                                                           53.4%            52.7%            51.4%
Selling, general and administrative expenses                           41.1             40.6             41.7
Operating income                                                       12.3             12.1              9.7
Income from continuing operations before income taxes                   9.1              9.4              6.3
Income from continuing operations                                       6.6              6.3              4.3
Effective income tax rate                                              33.1%            33.1%            32.3%

FINANCIAL POSITION
Current assets                                                 $    293,053     $    216,612     $    370,875
Property, plant and equipment, net                                  198,086          187,735          203,056
Investment in Henkel-Ecolab                                         296,292
Other assets                                                        152,857          480,911          420,115
--------------------------------------------------------------------------------------------------------------
Total assets                                                   $    940,288     $    885,258     $    994,046
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Current liabilities                                            $    240,219     $    177,643     $    201,585
Long-term debt                                                      325,492          208,147          228,632
Postretirement health care and pension benefits                      56,427            8,742           12,859
Other liabilities                                                    11,002          138,792          135,343
Shareholders' equity                                                307,148          351,934          415,627
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                     $    940,288     $    885,258     $    994,046
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities                          $    128,999     $    154,208     $    123,215
Depreciation and amortization                                        55,653           61,024           53,113
Capital expenditures                                                 53,752           58,069           54,430
EBITDA from continuing operations                                   173,899          187,563          144,838
Cash dividends declared per common share                       $      0.175     $     0.1675     $      0.165

SELECTED FINANCIAL MEASURES/OTHER
Total debt and preferred stock                                 $    407,221     $    353,886     $    382,764
Total debt and preferred stock to capitalization                       57.0%            50.1%            47.9%
Book value per common share                                    $       2.30     $       3.41     $       3.55
Return on beginning equity                                             13.6%            12.9%             2.5%
Dividends/diluted net income per common share                          42.7%            32.8%           183.3%
Annual common stock price range                                $  8.38-4.88     $  7.78-4.16     $  8.94-6.22
Number of employees                                                   7,428            8,106            7,845
--------------------------------------------------------------------------------------------------------------

equity and dividends/diluted net income per common share exclude the change in accounting principle and the loss on the ChemLawn divestiture in 1991. EBITDA from continuing operations is the total of operating income, and depreciation and amortization for the year. Number of employees excludes ChemLawn operations.

                           APPENDIX:  GRAPHIC AND IMAGE MATERIAL


   PAGE NUMBER         DESCRIPTION
   -----------         -----------
       32              Bar graph illustrating return on beginning
                       equity for the last five fiscal years as
                       follows:

                       1999                                               25.5%
                       1998                                               28.0%
                       1997                                               25.8%
                       1996                                               24.8%
                       1995                                               21.5%

       33              Bar graph illustrating total return to
                       shareholders (share appreciation plus
                       dividends) for the last five fiscal years as follows:

                       1999                                                9.3%
                       1998                                               31.9%
                       1997                                               49.0%
                       1996                                               27.3%
                       1995                                               46.1%

       35              Pie chart illustrating the United States
                       Cleaning & Sanitizing business mix for 1999 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

                       1999 Institutional mix                               58%
                       1999 Food & Beverage mix                             19%
                       1999 Professional Products mix                        7%
                       1999 Kay mix                                          7%
                       1999 Textile Care mix                                 4%
                       1999 Vehicle Care mix                                 3%
                       1999 Water Care Services mix                          2%
                       1999 sales                                        $1,424
                       1998 sales                                        $1,297
                       1997 sales                                        $1,157

       36              Pie chart illustrating United States Other
                       Services consolidated business mix for 1999 as well as consolidated net sales (in millions) for the last three fiscal years as follows:

                       1999 Pest Elimination mix                            66%
                       1999 GCS Service mix                                 27%
                       1999 Jackson mix                                      7%
                       1999 sales                                          $212
                       1998 sales                                          $160
                       1997 sales                                          $119




   PAGE NUMBER         DESCRIPTION
   -----------         -----------
       37              Pie chart illustrating the International
                       Cleaning & Sanitizing business mix for 1999
                       as well as consolidated net sales (in
                       millions) for the last three fiscal years as
                       follows:

                       1999 Asia Pacific mix                                52%
                       1999 Latin America mix                               18%
                       1999 Canada mix                                      18%
                       1999 Africa, Export and Other mix                    12%
                       1999 sales                                          $438
                       1998 sales                                          $420
                       1997 sales                                          $317

       39 Pie chart illustrating the Henkel-Ecolab business mix for 1999 as well as Ecolab's equity in earnings of Henkel-Ecolab (in millions) for the last three fiscal years as follows:

                       1999 Institutional mix                               36%
                       1999 Professional Hygiene mix                        26%
                       1999 Food & Beverage P3 mix                          25%
                       1999 Textile Hygiene mix                             13%
                       1999 Ecolab equity                                   $18
                       1998 Ecolab equity                                   $16
                       1997 Ecolab equity                                   $13

       40 Pie chart illustrating mix of shareholders' equity and total debt for 1999 as well as total debt to capitalization ratio for the last three fiscal years as follows:

                       1999 Shareholders' Equity mix                        73%
                       1999 Total Debt mix                                  27%
                       1999 debt/capitalization ratio                       27%
                       1998 debt/capitalization ratio                       30%
                       1997 debt/capitalization ratio                       36%

       41 Bar graph illustrating cash from continuing operating activities (in millions) for the last five fiscal years as follows:

                       1999                                                $293
                       1998                                                $275
                       1997                                                $235
                       1996                                                $254
                       1995                                                $163