Form 10-K405, Exhibit 13
period 2000-12-31
ECOLAB INC
filed 2001-03-09
CIK 31462

QuickLinks -- Click here to rapidly navigate through this document

Exhibit (13)

Financial Discussion

   The following discussion and analysis provides information that management believes is useful in understanding Ecolab's operating results, cash flows and financial position. The discussion should be read in conjunction with the consolidated financial statements and related notes.

Forward-Looking Statements

   This financial discussion and other portions of this Annual Report to Shareholders (most particularly the "outlook" sections of the Review of Operations) contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These include expectations concerning business progress and expansion, business acquisitions, investments in the sales-and-service force, global economic conditions and liquidity requirements. These statements, which represent Ecolab's expectations or beliefs concerning various future events, are based on current expectations. Therefore, they involve a number of risks and uncertainties that could cause actual results to differ materially from those of such Forward-Looking Statements. These risks and uncertainties include restraints on pricing flexibility due to competitive factors and customer consolidations; cost increases due to higher oil prices or unavailability of adequate and reasonably priced raw materials; the occurrence of capacity constraints, or the loss of a key supplier, which in either case limit the production of certain products; the effect of future acquisitions or divestitures or other corporate transactions, as well as our ability to achieve plans for past acquisitions, including difficulties in rationalizing acquired businesses and in realizing related cost savings and other benefits; market or regulatory factors which could affect the company's ability to reacquire shares; the costs and effects of complying with: (i) the significant environmental laws and regulations which apply to the company's operations and facilities, (ii) government regulations relating to the manufacture, storage, distribution and, labeling of the company's products and (iii) changes in tax, fiscal, governmental and other regulatory policies; economic factors such as the worldwide economy, interest rates, currency movements, euro conversion and the development of markets; the occurrence of (i) litigation or claims, (ii) the loss or insolvency of a major customer or distributor, (iii) natural or manmade disasters and (iv) severe weather conditions affecting the food service and the hospitality industry; loss of, or changes in, executive management; the company's ability to continue product introductions and technological innovations; and other uncertainties or risks reported from time to time in the company's reports to the Securities and Exchange Commission. In addition, the company notes that its stock price can be affected by fluctuations in quarterly earnings. Despite favorable year over year quarterly comparisons in recent years, there can be no assurances that earnings will continue to increase or that the degree of improvement will meet investors' expectations.

2000 Overview

   During 2000, Ecolab continued its trend of exceptionally strong financial performance. Results for the year marked a number of record performances and significant accomplishments which included:

  •
  The company met or exceeded all three of its long-term financial objectives during 2000. This was the fourth out of the last five years the company accomplished all three of these aggressive annual goals. These objectives include 15 percent growth in diluted income per common share, 20 percent return on beginning shareholders' equity and an investment grade balance sheet.

  •
  Diluted net income per share rose to a record $1.56 for 2000. Excluding the gain on the sale of the Jackson MSC, Inc. (Jackson) business, restructuring expenses recorded in 2000 and the cumulative effect of a change in accounting for revenue recognition, diluted income per share was $1.50, an increase of 15 percent over $1.31 per diluted share in 1999. The company reached its twenty-fourth consecutive quarter of double-digit increases in diluted income per share growth in the fourth quarter of 2000.

  •
  Income excluding unusual items provided a return on beginning shareholders' equity of 26 percent for 2000. This was the ninth consecutive year the company exceeded this long-term financial objective.

   [GRAPH]

   [GRAPH]

  •
  The company maintained its debt rating within the "A" categories of the major rating agencies during 2000. This was the eighth consecutive year this objective was accomplished.

  •
  The company's strong financial accomplishments were recognized in the marketplace as Ecolab's stock price outperformed the Standard & Poor's 500 index and rose 10 percent during 2000. Including cash dividends, Ecolab's stock yielded a return to shareholders of nearly 12 percent for 2000.

  •
  Net sales for 2000 reached an all-time high of nearly $2.3 billion and increased 9 percent over 1999.

  •
  Operating income reached a record $343 million for 2000. Excluding the gain on the sale of the Jackson business and restructuring expenses, operating income rose 12 percent to $324 million. This operating income level was 14.3 percent of net sales, an all-time high compared to the previous record level of 13.9 percent established in each of the last two years.

  •
  The company increased its annual dividend rate for the ninth consecutive year. The dividend was increased 8 percent in December 2000 to an annual rate of $0.52 per common share.

  •
  There were several strategic accomplishments in 2000 which will enhance the company's future. Management entered into an agreement with Henkel KGaA (Henkel) to acquire the remaining 50 percent of the Henkel-Ecolab joint venture that Ecolab does not own. The acquisition is scheduled to occur on January 2, 2002 and is expected to provide significant growth and leadership opportunities for the company in Europe. The company completed several other business acquisitions during 2000 in order to continue to broaden its product and service offerings in line with its Circle the Customer—Circle the Globe strategy. In the fourth quarter of 2000, the company recorded restructuring expenses as a result of management actions to improve the company's future performance. Also in the fourth quarter of 2000, the company sold its Jackson dishmachine and manufacturing business, which was not part of its core offerings.

Operating Results

Consolidated

(thousands, except per share)	2000	1999	1998
Net sales	$2,264,313	$2,080,012	$1,888,226
Operating income	$343,139	$289,951	$261,980
Income
Continuing operations before change in accounting	$208,555	$175,786	$154,506
Change in accounting for revenue recognition	(2,428)
Discontinued operations			38,000

Net income	$206,127	$175,786	$192,506

Diluted income per common share
Continuing operations before change in accounting	$1.58	$1.31	$1.15
Change in accounting for revenue recognition	(0.02)
Discontinued operations			0.28
Net income	$1.56	$1.31	$1.44

Supplemental Consolidated Operating Results Information

(thousands, except per share)	Total	Unusual Items	Excluding Unusual Items
Operating income	$343,139	$18,788	$324,351
Interest expense, net	(24,605)		(24,605)

Income before income taxes	318,534	18,788	299,746
Provision for income taxes	(129,495)	(8,111)	(121,384)
Equity in earnings of Henkel-Ecolab	19,516		19,516
Change in accounting	(2,428)	(2,428)

Net income	$206,127	$8,249	$197,878

Diluted net income per common share	$1.56	$0.06	$1.50

   Consolidated net sales reached an all-time high of nearly $2.3 billion for 2000, an increase of 9 percent over net sales of nearly $2.1 billion in 1999. This sales growth reflected double-digit increases in Kay's and Pest Elimination's operations and in sales in the Latin America region, as well as another year of solid growth in the company's core Institutional business. Business acquisitions also contributed to the overall sales growth for 2000.

   Businesses acquired in 2000 and the annualized effect of businesses acquired in 1999 accounted for approximately 40 percent of the growth in consolidated sales for 2000. Changes in currency translation had a very modest negative effect on the consolidated sales growth rate for 2000. The growth in sales also reflected new product introductions, a larger and better trained sales-and-service force, new customers and a continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States.

   The consolidated gross profit margin was 54.7 percent of net sales for 2000, down slightly from a gross profit margin of 54.9 percent in 1999. This modest decrease reflected the negative effects of the lower gross margin businesses the company has acquired over the last two years, higher costs of fuel and restructuring expenses. The gross profit margin for 2000 benefited from strong Institutional and International performances and sales of new products. Selling price increases for 2000 were not significant.

   Selling, general and administrative expenses for 2000 were 40.5 percent of net sales, a decrease from total selling, general and administrative expenses of 41.0 percent of net sales in 1999. Selling, general and administrative expenses included approximately $4 million of expenses related to a large distributor in both 2000 and 1999. Expenses in both years also included a significant favorable item: expenses for 2000 were reduced by $4.1 million for reductions in probable losses related to certain environmental matters, and expenses for 1999 included a non-taxable gain of $1.5 million related to the demutualization of an insurance company. Selling, general and administrative expense improvements for 2000 also reflected lower costs related to retirement plans, and the benefits of synergies from the effects of business acquisitions and cost controls. These benefits were partially offset by investments in the sales-and-service force and in new businesses.

   During the fourth quarter of 2000, management approved various actions to improve the long-term efficiency and competitiveness of the company and to reduce costs. These actions included personnel reductions, discontinuance of certain product lines, changes to certain manufacturing and distribution operations and the closing of selected sales and administrative offices. As a result of these actions, the company recorded restructuring expenses totaling $7.1 million ($4.3 million after tax, or $0.03 per diluted share). Further details related to these restructuring expenses are included in the notes to consolidated financial statements.

   Also, during the fourth quarter of 2000, the company sold its Jackson dishmachine manufacturing business for cash proceeds of approximately $36 million. The company realized a gain of $25.9 million ($15.0 million after tax, or $0.11 per diluted share) on the sale.

   Operating income for 2000 reached $343 million. Excluding the gain on the sale of the Jackson business and restructuring expenses, consolidated operating income for 2000 totaled $324 million and increased 12 percent over consolidated operating income of $290 million in 1999. Business acquisitions contributed approximately 10 percent of the growth in operating income for 2000. As a percentage of net sales, operating income excluding the unusual items represented 14.3 percent compared with the 1999 operating income of 13.9 percent. These improvements in operating income reflected strong performance of the company's International and U.S. Institutional operations.

   The company's net income for 2000 was $206 million. Net income included $2.4 million of net expense to reflect the cumulative effect of a change in accounting for revenue recognition. This change resulted from adopting the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This amount was recorded to reflect changes in the company's policies from recording revenue when products are shipped to the time title transfers to the customer. Excluding this charge and the net impact of restructuring expenses and the gain on the sale of the Jackson business, after-tax income for 2000 was $198 million, an increase of 13 percent over net income of $176 million in 1999. This improvement reflected strong operating income growth, a lower effective income tax rate and improved equity in earnings of Henkel-Ecolab, partially offset by higher net interest expense. As a percentage of net sales, this after-tax income was 8.7 percent, up slightly from net income of 8.5 percent in 1999.

1999 Compared with 1998

   Consolidated net sales approached $2.1 billion for 1999 and increased 10 percent over net sales of nearly $1.9 billion in 1998. Nearly all of the company's operating segments contributed to the company's growth in sales for 1999, with strong growth from the core U.S. Institutional and Food & Beverage operations. Business acquisitions accounted for approximately one-third of the growth in consolidated sales for 1999. Changes in currency translation had a very modest negative effect on the consolidated sales growth rate for 1999. The growth in sales also reflected the benefits of new products, new customers, and a larger and better trained sales-and-service force. A continuation of generally good conditions in the hospitality and lodging industries, particularly in the United States, also had a favorable effect on sales for 1999.

   The company's consolidated gross profit margin was 54.9 percent of sales for 1999 and was unchanged from the prior year. The benefits from increased sales of the higher-margin products of the company's U.S. core operations, an improved margin in the Asia Pacific region, and sales volume growth of new products were generally offset by the effects of the lower gross profit margins of businesses acquired. Selling price increases during 1999 were not significant.

   For 1999, selling, general and administrative expenses were 41.0 percent of net sales, unchanged from the prior year. Selling, general and administrative expenses included two significant items in 1999. During the third quarter of 1999, the company recognized a non-taxable gain of $1.5 million, or $0.01 per share, on the receipt of shares from an insurance company that demutualized and issued shares in a public offering. During the fourth quarter, the company recognized approximately $4 million of bad debt expense related to a large distributor. In addition to these two items, the selling, general and administrative expense margin reflected the benefits of synergies from the effects of business acquisitions, tight cost controls, lower investments in international areas experiencing difficult economic conditions and strong sales growth. These benefits were offset by increased expenses related to the company's retirement plans, and higher investments in the sales-and-service force and new business development.

   Consolidated operating income increased 11 percent for 1999 and reached $290 million compared with $262 million in 1998. Business acquisitions accounted for approximately 10 percent of the increase. The consolidated operating income margin was unchanged from the 1998 record level of 13.9 percent. Operating income improvement reflected continued strong growth trends in the U.S. Institutional, Food & Beverage and Pest Elimination operations, and significant growth in the Asia Pacific region for 1999.

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

Operating Segment Performance

(thousands)	2000	1999	1998
Net sales
United States
Cleaning & Sanitizing	$1,532,033	$1,424,037	$1,296,797
Other Services	248,317	211,562	160,063

Total	1,780,350	1,635,599	1,456,860
International Cleaning & Sanitizing	500,322	452,892	433,109

Total	2,280,672	2,088,491	1,889,969
Effect of foreign currency translation	(16,359)	(8,479)	(1,743)

Consolidated	$2,264,313	$2,080,012	$1,888,226

Operating income
United States
Cleaning & Sanitizing	$249,182	$230,520	$218,500
Other Services	25,515	25,114	19,084

Total	274,697	255,634	237,584
International Cleaning & Sanitizing	51,978	40,422	31,168

Total	326,675	296,056	268,572
Corporate	18,491	(4,570)	(4,347)
Effect of foreign currency translation	(2,027)	(1,535)	(2,425)

Consolidated	$343,139	$289,951	$261,980

Operating income as a percent of net sales
United States
Cleaning & Sanitizing	16.3%	16.2%	16.8%
Other Services	10.3	11.9	11.9
Total	15.4	15.6	16.3
International Cleaning & Sanitizing	10.4%	8.9%	7.2%

   The company's operating segments have similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing, United States Other Services, and International Cleaning & Sanitizing. The company evaluates the performance of its International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into

U.S. dollars at the fixed currency exchange rates used by management for 2000. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about the company's reportable segments is included in Note 16 of the notes to consolidated financial statements.

   Sales of the company's United States Cleaning & Sanitizing operations exceeded $1.5 billion in 2000 and increased 8 percent over net sales of $1.4 billion in 1999. Business acquisitions accounted for approximately 25 percent of the growth in sales for 2000. Sales reflected double-digit growth in sales of Kay's operations and solid growth in the core Institutional operations. The sales improvement also reflected sales of new products and services, a larger and better trained sales-and-service force, aggressive sales efforts and programs and generally good conditions in the hospitality and lodging industries. Selling price increases during 2000 were not significant. Sales of U.S. Institutional operations increased 8 percent for 2000 with good growth in its specialty, housekeeping and Ecotemp programs, and modest growth in warewashing and laundry sales. Business acquisitions were not significant to Institutional's sales growth. Kay's U.S. operations reported sales growth of 36 percent for 2000. Excluding the acquisition of Southwest Sanitary Distributing Company, Kay's U.S. sales increased 14 percent over the prior year with good growth in sales to the quickservice market and continued growth and expansion of its food retail business. Textile Care sales decreased 5 percent for 2000. Textile Care markets remained very price competitive and management has increased the emphasis on improved service and product performance.

   [GRAPH]

Sales of Professional Products decreased 4 percent for 2000 reflecting lower sales to the private label and government markets, partially offset by higher sales of specialty healthcare products. The company is focusing on growing Professional Product's distributor and building service contractor businesses. Water Care Services sales increased 6 percent with good growth in sales to the hospitality and food and beverage markets. Sales of the company's Vehicle Care operations were up 5 percent for 2000. Excluding the annualized effect of the Blue Coral business acquired in February 1999, Vehicle Care sales decreased 1 percent for 2000 reflecting the loss of some customers during the integration of the Blue Coral business which included sales force reorganizations and product consolidation. Food & Beverage U.S. sales increased 4 percent for 2000. Strong growth in sales to the dairy, filtration and beverage markets was offset by declines in meat and poultry.

   Sales of United States Other Services operations increased 17 percent to $248 million in 2000, from $212 million in 1999. Excluding the effects of businesses acquired, sales increased 10 percent for 2000. Pest Elimination reported sales growth of 12 percent for 2000 with high growth in new contract sales and a continuation of solid growth across all of its business lines. Sales of the GCS commercial kitchen equipment parts and repair operations rose 36 percent for 2000 as the company continued to expand operations through business acquisitions. Excluding the effects of businesses acquired, GCS sales increased 9 percent for 2000. In the fourth quarter of 2000, the company sold its Jackson dishmachine manufacturing business. Jackson's sales in 2000, prior to its divestiture, were flat compared with the full year sales for 1999.

   [GRAPH]

   Management rate-based sales of the company's International Cleaning & Sanitizing operations reached $500 million for 2000, an increase of 10 percent over sales of $453 million in 1999. Business acquisitions accounted for approximately 50 percent of the increase in International Cleaning & Sanitizing sales for 2000. Sales in Asia Pacific, International's largest region of operation, increased 4 percent for 2000. Excluding business acquisitions, Asia Pacific sales increased 3 percent with double-digit growth in East Asia, good growth in New Zealand and Japan and lower sales in Australia. Asia Pacific sales reflected growth in sales to both the institutional and food and beverage markets. Latin America reported sales growth of 36 percent for 2000. Excluding businesses acquired, Latin America sales increased 10 percent with continued significant growth in Mexico and modest growth in Brazil. Sales in Canada rose 7 percent for 2000 with solid growth in sales to institutional markets and improved sales to the food and beverage, textile care and professional products markets. Sales of Africa/Export operations increased 12 percent for 2000 due to an additional business acquired and good growth in sales of Africa's operations.

   Operating income of the company's United States Cleaning & Sanitizing operations reached $249 million in 2000 and increased 8 percent over operating income of $231 million in 1999. Business acquisitions accounted for approximately 10 percent of the growth in operating income for 2000. Operating income included good growth in Kay, Institutional and Water Care operations and modest growth in Food & Beverage. Operating income of Professional Products, Vehicle Care and Textile Care was lower than the prior year. As a percentage of net sales, operating income increased slightly to 16.3 percent in 2000, from 16.2 percent in 1999. This margin improvement reflected strong results of the core Institutional operations, growth in sales of new products, synergies from the integration of businesses acquired, modest increases in raw material costs and tight cost controls. These benefits were substantially offset by poor results of Professional Product's operations, investments in the sales-and-service force, lower margins of businesses acquired and higher fuel costs. The company added 280 sales-and-service associates to its United States Cleaning & Sanitizing operations during 2000.

   Operating income of United States Other Services operations rose 2 percent to $26 million in 2000. Excluding operating income of businesses acquired in 2000 and the annualized effect of 1999 acquisitions, operating income for 2000 was virtually unchanged from the prior year. Near double-digit growth in Pest Elimination operating income was offset by lower operating income of GCS operations. Growth in the operating income of the divested Jackson business was not significant. The operating income margin of United States Other Services operations was 10.3 percent of net sales for 2000, down from 11.9 percent of net sales in 1999. This decrease reflected higher GCS operational expenses including fuel surcharges, rising service labor rates and insurance losses, partially offset by growth in the sales of new Pest Elimination service offerings and cost controls. During 2000 the company added 225 sales-and-service associates to its United States Other Services operations.

   Operating income of International Cleaning & Sanitizing operations was $52 million in 2000 and increased 29 percent over operating income of $40 million in 1999. The effects of businesses acquired accounted for approximately 20 percent of this operating income growth. The International operating income margin improved to 10.4 percent of net sales in 2000 from 8.9 percent in 1999. All of the company's international regions of operations reported double-digit growth in operating income and improved operating margins for 2000. These improvements reflected sales growth from new customers, including sales of new products, and tight cost controls. The company added 395 sales-and-service associates to its International Cleaning & Sanitizing operations during 2000.

   Operating income margins of the company's International operations are substantially less than the operating income margins realized for the company's U.S. operations. The lower International margins are due to higher costs of importing raw materials and finished goods, increased investments in dispensing equipment and the additional costs of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate growth of International operations.

   [GRAPH]

1999 Compared with 1998

   Sales of the company's United States Cleaning & Sanitizing operations reached $1.4 billion in 1999, an increase of 10 percent over sales of nearly $1.3 million in 1998. Sales benefited from business acquisitions and the continued strong performances of the core Institutional and Food & Beverage operations. Business acquisitions accounted for approximately 25 percent of the growth in United States Cleaning & Sanitizing sales for 1999. Sales growth also included the benefits from sales of new products, investments the company has made in the sales-and-service force, and generally good conditions in the hospitality and lodging industries. Selling price increases during 1999 were not significant. Sales of the company's U.S. Institutional operations increased 8 percent for 1999. Institutional's growth reflected new customer business, good customer retention, continued double-digit growth in sales of its Ecotemp, specialty and housekeeping programs and good growth in warewashing sales. Sales for Kay's U.S. operations increased 9 percent for 1999 and reflected the continued expansion of its food retail business and good growth in sales to its core quickservice customers. Sales of Textile Care operations were up 5 percent for 1999 and included benefits from new product offerings and new customers. Textile Care continued to be challenged by consolidations and pricing pressures in its markets. Professional Products reported a 3 percent decrease in sales for 1999. Lower sales to the specialty and government education markets were partially offset by growth in sales to corporate accounts. Sales of Water Care Services operations increased 4 percent for 1999. Water Care sales included new customer business, however, results were limited by a very competitive business environment. The company's Food & Beverage operations reported sales growth of 11 percent for 1999. Excluding the annualized effect of businesses acquired in 1998, Food & Beverage sales increased 8 percent with particularly strong growth in sales to the meat processing and agribusiness markets. In February 1999, the company acquired substantially all of the assets of Blue Coral Systems, a leading manufacturer of branded vehicle cleaning, appearance and specialty products to the commercial vehicle wash industry. Blue Coral Systems was combined with the Grace-Lee business to form the company's Vehicle Care operations.

   Sales of the company's United States Other Services operations totaled $212 million for 1999, an increase of 32 percent over sales of $160 million in 1998. Excluding sales of GCS Service, Inc. (GCS) which was acquired in July 1998, sales of United States Other Services increased 12 percent for 1999. Pest Elimination reported sales growth of 12 percent for 1999 reflecting good growth across all business lines. Pest Elimination sales benefited from a larger number of service offerings and gains from new customer business. The recently acquired GCS commercial kitchen equipment parts and repair business continued to report solid growth. The company began focusing on coordinating GCS operations with the other Ecolab businesses and expanding operations to provide national coverage. Sales of the Jackson equipment business increased 13 percent for 1999.

   Management rate sales for the company's International Cleaning & Sanitizing operations were $453 million in 1999 and were up 5 percent over sales of $433 million in 1998. The benefits of business acquisitions were more than offset by the negative effects of a Gibson business which was sold during 1999. These business changes had a modest negative effect on the sales growth rate of International Cleaning & Sanitizing operations for 1999. Sales for the Asia Pacific region increased 6 percent for 1999. Asia Pacific sales included good growth in Japan, Australia and New Zealand, and double-digit growth in Southeast Asia. Asia Pacific sales reflected good growth in sales to both the food and beverage and institutional markets. Latin America reported sales growth of 8 percent for 1999 which included significant double-digit growth in Mexico and Central America, partially offset by modestly lower sales in Brazil which was affected by a currency devaluation. Institutional and Food & Beverage sales showed good improvement in the Latin America region. Sales in Canada were up 4 percent for 1999 with higher sales to both the food and beverage and institutional markets. Sales of Africa/Export operations increased 21 percent for 1999 due to an acquisition early in the year in South Africa and solid growth in Export operations.

   Operating income of the company's United States Cleaning & Sanitizing operations increased 6 percent to $231 million in 1999, compared with operating income of $219 million in 1998. Business acquisitions accounted for approximately 20 percent of the growth in operating income for 1999. Operating income growth reflected continued strong growth in the core Institutional and Food & Beverage operations and improved performances by Textile Care and Water Care during 1999. Operating income of Professional Products decreased during 1999 and income of Kay's U.S. operations was modestly lower than the prior year. The operating income margin for United States Cleaning & Sanitizing operations decreased to 16.2 percent of net sales in 1999 from 16.8 percent in 1998. This decrease reflected disappointing results of Professional Products operations, investments in the sales-and-service force to support new business development and the effects of the lower margins of businesses acquired. The operating income margin benefited from the strong core operation's performance, higher sales volume, sales of new products, modest increases in raw material costs and tight cost controls. The company added 370 sales-and-service associates to its United States Cleaning & Sanitizing operations during 1999.

   Operating income of United States Other Services operations totaled $25 million for 1999 and increased 32 percent over 1998 operating income of $19 million. Excluding GCS, which was acquired in July of 1998, operating income of United States Other Services increased 22 percent for 1999. The operating income margin for United States Other Services was 11.9 percent for 1999, unchanged from the prior year. The operating income margin for 1999 reflected substantially increased income of the Jackson business and an an improved Pest Elimination margin due to good sales growth and productivity improvements. These benefits were offset by the addition of the lower-margin GCS business. During 1999 the company added 185 sales-and-service associates to its United States Other Services operations.

   Operating income for the company's International Cleaning & Sanitizing operations was $40 million, an increase of 30 percent over operating income of $31 million in 1998. The operating income margin for International operations rose to 8.9 percent of net sales in 1999 from 7.2 percent in 1998. Operating income increased significantly during 1999 in Asia Pacific, Latin America and Africa/Export operations reflecting good sales growth and tight cost controls. Overall, the total number of sales-and-service associates in International Cleaning & Sanitizing operations at year-end 1999 was unchanged from the prior year.

Henkel-Ecolab

   The company operates cleaning and sanitizing businesses in Europe through a 50 percent economic interest in Henkel-Ecolab. The company includes Henkel-Ecolab in its financial statements using the equity method of accounting. The company's equity in earnings of Henkel-Ecolab, including royalty income and after deduction of intangible amortization, was $20 million in 2000, an increase of 7 percent over $18 million in 1999. When measured in Deutsche marks, net income of Henkel-Ecolab for 2000 increased 18 percent and reflected good sales growth, improved income margins, a lower effective income tax rate and cost controls, partially offset by investments in the sales-and-service force.

   Henkel-Ecolab sales, although not consolidated in Ecolab's financial statements, increased 7 percent when measured in Deutsche marks. All major business lines contributed to the overall sales growth for 2000. Sales continued to benefit from expansion of global contracts, new product introductions and acquisitions. When measured in U.S. dollars, Henkel-Ecolab sales decreased 7 percent due to the negative effects of a stronger U.S. dollar.

   [GRAPH]

   During the fourth quarter of 2000, the company entered into an agreement with Henkel to acquire the remaining 50 percent of the Henkel-Ecolab joint venture the company does not own. This acquisition is scheduled to occur on January 2, 2002. Additional details related to this agreement are included in Note 10 of the notes to consolidated financial statements.

1999 compared with 1998

   The company's equity in earnings of Henkel-Ecolab increased 14 percent to $18 million in 1999 from $16 million in 1998. When measured in Deutsche marks, earnings of Henkel-Ecolab increased 24 percent and reflected the benefits of good sales growth, improved European economies, and tight cost controls which more than offset investments made in the sales-and-service force and expenses related to the year 2000 and euro conversions.

   Sales of Henkel-Ecolab increased 7 percent for 1999 when measured in Deutsche marks. Excluding the effects of business acquisitions and a business sold during 1999, sales increased 6 percent. Henkel-Ecolab sales reflected growth across all of its major businesses, the benefits of new product introductions and a larger and better trained sales-and-service force. Henkel-Ecolab sales increased 4 percent for 1999 when measured in U.S. dollars.

Corporate

   Corporate operating income totaled $18 million in 2000, compared with corporate operating expense of $5 million in 1999 and $4 million in 1998. Historically, corporate operating expense included overhead costs directly related to the Henkel-Ecolab joint venture. However, in 2000, corporate operating income also included the $25.9 million gain on the sale of the Jackson business, restructuring expenses of $7.1 million and income of $4.1 million for net reductions in probable losses related to certain environmental matters.

Interest and Income Taxes

   Net interest expense for 2000 was $25 million, an increase of 8 percent over net interest expense of $23 million in 1999. This increase reflected higher average debt levels during 2000 incurred to fund stock repurchases and business acquisitions.

   Net interest expense was $23 million for 1999 and increased 4 percent over net interest expense of $22 million in 1998. This increase reflected lower interest income on lower average levels of cash and cash equivalents. Total debt levels during 1999 were generally consistent with the prior year.

   The company's effective income tax rate was 40.7 percent for 2000. Excluding the effects of the sale of Jackson and restructuring expenses the effective income tax rate for 2000 was 40.5 percent, a decrease from the effective income tax rates in 1999 and 1998 of 41.1 percent and 42.4 percent, respectively. These decreases were principally due to lower overall effective rates on earnings of International operations. International's effective income tax rate varies from year-to-year with the pre-tax income mix of the various countries in which the company operates. The 1999 effective income tax rate also benefited slightly from a non-taxable one-time gain of $1.5 million related to the demutualization of an insurance company.

Financial Position, Cash Flows and Liquidity

Financial Position

   The company has maintained its long-term financial objective of an investment-grade balance sheet since 1993. The company's debt continued to be rated within the "A" categories by the major rating agencies during 2000. Significant changes in the company's financial position during 2000 and 1999 included the following:

  •
  Total assets reached $1.7 billion at December 31, 2000, an increase of 8 percent over total assets of $1.6 billion at year-end 1999. During 1999, total assets increased from $1.5 billion at year-end 1998. These increases reflect growth in ongoing operations and assets added through business acquisitions over the last two years. The increases in other noncurrent assets are primarily due to the Spartan, Southwest Sanitary Distributing Company and Facilitec acquisitions in 2000 and the Blue Coral acquisition in 1999. Accounts receivable, inventories and property, plant and equipment were also added during 2000 and in 1999 as a result of these acquisitions.

  •
  Working capital levels declined to $69 million at December 31, 2000 from $107 million at year-end 1999 and $104 million at year-end 1998 reflecting higher levels of short-term debt, accounts payable and other current liabilities.

  •
  The decrease in the company's investment in Henkel-Ecolab over the last two years was principally due to the effects of currency translation.

   [GRAPH]

  •
  Total debt was $371 million at December 31, 2000 and increased from total debt of $281 million at year-end 1999 and $295 million at year-end 1998. Additional commercial paper borrowings were incurred during 2000 to fund the stock repurchased under the company's share repurchase program, and to a lesser extent, to fund business acquisitions. At December 31, 2000, the company had $145.8 million of commercial paper borrowings which were classified as long-term debt. In January 2001, the company refinanced the commercial paper borrowings through the issuance of $150 million of 6.875 percent Notes, due in 2011. The company has reduced debt under its 9.68 percent Senior Notes through scheduled debt repayments during both 2000 and 1999. As of December 31, 2000 the ratio of total debt to capitalization rose to 33 percent, from 27 percent at year-end 1999 and 30 percent at year-end 1998. The higher debt to capitalization ratio for 2000 was due to funding for the company's share repurchase program. The improvement in the total debt to capitalization ratio for 1999 reflected increased shareholders' equity which resulted from strong earnings performances and the 1998 gain from discontinued operations in addition to the lower year-end 1999 debt level.

Cash Flows

   Cash provided by continuing operating activities reached a new all-time high of $315 million for 2000, an increase from $293 million in 1999 and $275 million in 1998. Operating cash flow increases over the last two years have benefited from strong earnings growth, including additional earnings and cash flows from businesses acquired. Changes in net operating asset levels negatively affected the operating cash flow by approximately $2 million in 2000 and $16 million in 1999 and added approximately $4 million to operating cash flow in 1998. Operating cash flows for 1999 included higher dividends from Henkel-Ecolab compared with the prior year.

   [GRAPH]

   Cash used for discontinued operating activities in 1998 reflects income taxes paid related to a business which was discontinued in 1992.

   Cash flows used for investing activities included capital expenditures of $150 million in 2000, $146 million in 1999 and $148 million in 1998. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. The company has also continued to invest in additional manufacturing facilities through construction and business acquisitions in order to meet sales requirements more efficiently. Cash used for businesses acquired included Spartan and Facilitec in 2000 and Blue Coral in 1999. Investing activities cash flows also include the proceeds from the sale of the Jackson business in 2000 and the sale of certain Gibson businesses and duplicate facilities in 1999 and 1998 which the company chose not to retain.

   Cash used for financing activities included cash used to reacquire shares, pay dividends and cash provided and used through the company's debt arrangements. In May 2000, the company announced a program to repurchase up to $200 million of its common stock. Actual share repurchases for 2000 totaled $187 million, significantly higher than repurchases of $42 million in 1999 and $53 million in 1998. These repurchases were funded with operating cash flows and additional debt. In December 2000, the company announced a new authorization to repurchase up to 5.0 million additional shares of common stock.

   In 2000, the company increased its annual dividend rate for the ninth consecutive year. The company has paid dividends on its common stock for 64 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2000	$0.12	$0.12	$0.12	$0.13	$0.49
1999	0.105	0.105	0.105	0.12	0.435
1998	0.095	0.095	0.095	0.105	0.39

Liquidity

   The company maintains a $275 million committed line of credit under its Multicurrency Credit Agreement for general corporate financing needs. The agreement includes a competitive bid feature to minimize the cost of the company's borrowings. The company also has $50 million remaining on its shelf registration as an additional source of liquidity. The company believes its existing cash balances, cash generated by operating activities, including cash flows from Henkel- Ecolab, available credit, and additional credit available based on a strong financial position, are adequate to fund all of the requirements which are reasonably foreseeable for 2001 for growth, possible acquisitions, share repurchases, new program investments, scheduled debt repayments and dividend payments.

Market Risk

   The company enters into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. The company does not enter into derivatives for trading purposes. The company's use of derivatives is subject to internal policies which provide guidelines for control, counterparty risk and ongoing monitoring and reporting.

   The company enters into forward contracts, swaps, and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars.

   The company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

   Based on a sensitivity analysis (assuming a 10 percent adverse change in market rates) of the company's foreign exchange and interest rate derivatives and other financial instruments outstanding at December 31, 2000, changes in exchange rates or interest rates would not materially affect the company's results of operations, financial position or liquidity.

Consolidated Statement of Income

Year ended December 31 (thousands, except per share)	2000	1999	1998
Net sales	$2,264,313	$2,080,012	$1,888,226
Operating expenses (income)
Cost of sales (including restructuring expenses of $1,948 in 2000)	1,025,906	937,612	851,173
Selling, general and administrative expenses	916,004	852,449	775,073
Gain on sale of Jackson business	(25,925)
Restructuring expenses—other	5,189

Operating income	343,139	289,951	261,980
Interest expense, net	24,605	22,713	21,742

Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab	318,534	267,238	240,238
Provision for income taxes	129,495	109,769	101,782
Equity in earnings of Henkel-Ecolab	19,516	18,317	16,050

Income from continuing operations before cumulative effect of change in accounting	208,555	175,786	154,506
Cumulative effect of change in accounting for revenue recognition	(2,428)
Gain from discontinued operations			38,000

Net income	$206,127	$175,786	$192,506

Basic income per common share
Income from continuing operations before change in accounting	$1.63	$1.36	$1.20
Change in accounting	(0.02)
Gain from discontinued operations			0.29
Net income	$1.61	$1.36	$1.49
Diluted income per common share
Income from continuing operations before change in accounting	$1.58	$1.31	$1.15
Change in accounting	(0.02)
Gain from discontinued operations			0.28
Net income	$1.56	$1.31	$1.44
Weighted-average common shares outstanding
Basic	127,753	129,550	129,157
Diluted	131,946	134,419	134,047

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

December 31 (thousands, except per share)	2000	1999	1998
Assets
Current assets
Cash and cash equivalents	$43,965	$47,748	$28,425
Accounts receivable, net	326,937	299,751	246,695
Inventories	168,220	176,369	165,627
Deferred income taxes	50,709	41,701	36,256
Other current assets	10,737	11,752	26,511

Total current assets	600,568	577,321	503,514
Property, plant and equipment, net	501,640	448,116	420,205
Investment in Henkel-Ecolab	199,642	219,003	253,646
Other assets	412,161	341,506	293,630

Total assets	$1,714,011	$1,585,946	$1,470,995

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	$136,592	$112,060	$67,991
Accounts payable	146,428	122,701	124,646
Compensation and benefits	88,330	90,618	79,431
Income taxes		5,743	244
Other current liabilities	160,684	139,552	127,479

Total current liabilities	532,034	470,674	399,791
Long-term debt	234,377	169,014	227,041
Postretirement health care and pension benefits	117,790	97,527	85,793
Other liabilities	72,803	86,715	67,829
Shareholders' equity (common stock, par value $1.00 per share; shares outstanding: 2000—127,161; 1999—129,416; 1998—129,479)	757,007	762,016	690,541

Total liabilities and shareholders' equity	$1,714,011	$1,585,946	$1,470,995

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

Year ended December 31 (thousands)	2000	1999	1998
Operating Activities
Net income	$206,127	$175,786	$192,506
Adjustments to reconcile net income to cash provided by continuing operations:
Cumulative effect of change in accounting	2,428
Gain from discontinued operations			(38,000)
Depreciation	119,072	109,946	99,276
Amortization	29,364	24,584	22,695
Deferred income taxes	(11,604)	(3,903)	(2,012)
Equity in earnings of Henkel-Ecolab	(19,516)	(18,317)	(16,050)
Henkel-Ecolab royalties and dividends	15,914	21,826	10,451
Restructuring expenses—asset disposals	2,786
Gain on sale of Jackson business	(25,925)
Other, net	(913)	(303)	1,526
Changes in operating assets and liabilities:
Accounts receivable	(30,635)	(44,643)	1,352
Inventories	(22,585)	(8,913)	(11,667)
Other assets	(7,332)	(23,842)	(7,631)
Accounts payable	16,626	(4,512)	(7,794)
Other liabilities	41,679	65,785	29,877

Cash provided by continuing operations	315,486	293,494	274,529
Cash used for discontinued operations			(38,887)

Cash provided by operating activities	315,486	293,494	235,642

Investing Activities
Capital expenditures	(150,009)	(145,622)	(147,631)
Property disposals	2,092	6,293	7,060
Businesses acquired and investments in affiliates	(90,603)	(45,991)	(40,206)
Sale of businesses and assets	35,803	12,090	14,226
Other, net		(1,246)	4,766

Cash used for investing activities	(202,717)	(174,476)	(161,785)

Financing Activities
Net issuances of notes payable	124,080	43,896	24,820
Long-term debt borrowings		62,552	117,740
Long-term debt repayments	(21,777)	(122,096)	(151,143)
Reacquired shares	(186,516)	(42,395)	(52,984)
Cash dividends on common stock	(61,644)	(54,333)	(49,000)
Other, net	30,622	13,263	5,679

Cash used for financing activities	(115,235)	(99,113)	(104,888)

Effect of exchange rate changes on cash	(1,317)	(582)	(1,713)

Increase (Decrease) in Cash and Cash Equivalents	(3,783)	19,323	(32,744)
Cash and cash equivalents, beginning of year	47,748	28,425	61,169

Cash and cash equivalents, end of year	$43,965	$47,748	$28,425

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income and Shareholders' Equity

(thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income: Translation	Treasury Stock	Total
Balance December 31, 1997	$142,797	$149,137	$494,950	$(9,160)	$(28,943)	$(197,080)	$551,701
Net income			192,506				192,506
Foreign currency translation					(937)		(937)

Comprehensive income							191,569
Cash dividends declared			(50,309)				(50,309)
Stock options	1,059	16,047					17,106
Stock awards, net issuances		6,833		(6,163)		1,198	1,868
Business acquisitions	850	26,195				220	27,265
Reacquired shares						(52,984)	(52,984)
Amortization				4,325			4,325

Balance December 31, 1998	144,706	198,212	637,147	(10,998)	(29,880)	(248,646)	690,541
Net income			175,786				175,786
Foreign currency translation					(29,483)		(29,483)

Comprehensive income							146,303
Cash dividends declared			(56,332)				(56,332)
Stock options	850	15,211					16,061
Stock awards, net issuances		9,867		(8,006)		874	2,735
Business acquisitions						(187)	(187)
Reacquired shares						(42,395)	(42,395)
Amortization				5,290			5,290

Balance December 31, 1999	145,556	223,290	756,601	(13,714)	(59,363)	(290,354)	762,016
Net income			206,127				206,127
Foreign currency translation					(29,712)		(29,712)

Comprehensive income							176,415
Cash dividends declared			(62,769)				(62,769)
Stock options	2,190	44,633					46,823
Stock awards, net issuances		1,949		595		(704)	1,840
Business acquisitions	424	13,715				(165)	13,974
Reacquired shares						(186,516)	(186,516)
Amortization				5,224			5,224

Balance December 31, 2000	$148,170	$283,587	$899,959	$(7,895)	$(89,075)	$(477,739)	$757,007

Common Stock Activity

	2000		1999		1998
Year ended December 31 (shares)	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Common Stock	Treasury Stock
Shares, beginning of year	145,556,459	(16,140,244)	144,705,783	(15,227,043)	142,796,652	(13,669,624)
Stock options	2,189,360		850,676		1,058,686
Stock awards, net issuances		7,009		196,546		206,366
Business acquisitions	424,111	(4,395)		(5,976)	850,445	33,083
Reacquired shares		(4,871,565)		(1,103,771)		(1,796,868)

Shares, end of year	148,169,930	(21,009,195)	145,556,459	(16,140,244)	144,705,783	(15,227,043)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Business

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

Note 2. Summary of Significant Accounting Policies

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

Inventory Valuations

   Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 47 percent, 41 percent and 45 percent of consolidated inventories at year-end 2000, 1999 and 1998, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low-temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 50 years for buildings, 3 to 7 years for merchandising equipment, and 3 to 11 years for machinery and equipment.

Intangible Assets

   Intangible assets arise principally from business acquisitions and are stated at cost less accumulated amortization. The assets are amortized on a straight-line basis over their estimated economic lives, generally not exceeding 30 years.

Long-Lived Assets

   The company periodically assesses the recoverability of long-lived and intangible assets based on anticipated future earnings and operating cash flows.

Revenue Recognition

   The company has historically recognized revenue as services were performed or products were shipped to customers. During 2000, the company completed an analysis of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." As a result of this analysis, the company changed certain policies to recognize revenue on product sales at the time title transfers to the customer. The cumulative effect of this change on periods prior to 2000 was $2,428,000 (net of income tax benefits of $1,592,000), or $0.02 per diluted share, and has been included in the company's consolidated statement of income for 2000.

Income Per Common Share

   The computations of the basic and diluted per share amounts for the company's continuing operations were as follows:

(thousands, except per share)	2000	1999	1998
Income from continuing operations before change in accounting	$208,555	$175,786	$154,506

Weighted-average common shares outstanding
Basic	127,753	129,550	129,157
Effect of dilutive stock options and awards	4,193	4,869	4,890

Diluted	131,946	134,419	134,047

Income from continuing operations before change in accounting per common share
Basic	$1.63	$1.36	$1.20
Diluted	$1.58	$1.31	$1.15

   Stock options to purchase approximately 6.3 million shares for 2000, 3.6 million shares for 1999 and 2.2 million shares for 1998 were not dilutive and, therefore, were not included in the computations of diluted income per common share amounts.

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

Note 3. Restructuring Expenses

   During the fourth quarter of 2000, management approved various actions to improve the long-term efficiency and competitiveness of the company and to reduce costs. These actions included personnel reductions, discontinuance of certain product lines, changes to certain manufacturing and distribution operations and the closing of selected sales and administrative offices. As a result of these actions the company recorded restructuring expenses of $7,137,000 ($4,311,000 after tax), or $0.03 per diluted share. These restructuring expenses included the following:

(thousands)	Employee Termination Benefits	Asset Disposals	Other	Total
Initial expense and accrual	$2,938	$2,786	$1,413	$7,137
Cash payments	(175)		(123)	(298)
Non-cash charges		(2,786)		(2,786)

Restructuring liability, December 31, 2000	$2,763	$0	$1,290	$4,053

   Restructuring expenses have been shown separately on the consolidated statement of income, with a portion of the expenses classified as cost of sales. The expenses have been included in the company's corporate operating income for segment reporting purposes. Restructuring liabilities for employee termination benefits are classified in compensation and benefits in current liabilities and restructuring liabilities for other costs are classified in other current liabilities.

   Employee termination benefit expenses included 86 personnel reductions through voluntary and involuntary terminations primarily in the sales, marketing and corporate administrative functions of the company. Cash payments for these benefits will be substantially completed during 2001.

   Asset disposals include inventory and property, plant and equipment write-downs. Inventory write-downs totaled $1,948,000 and reflect the discontinuance of product lines which are not consistent with the company's long-term strategies. Property, plant and equipment write-downs of $838,000 reflect the closing of sales and administrative offices and changes to certain manufacturing and distribution operations.

   Other restructuring expenses include lease termination and other facility exit costs related to the closing of sales and administrative offices.

Note 4. Gain From Discontinued Operations

   During the third quarter of 1998, the company resolved a tax issue related to the disposal of a business in 1992. As a result of tax losses on the disposition of this business, the company's U.S. federal income tax payments were reduced in 1992 through 1995 by a total of approximately $58 million. However, pending final acceptance of the company's treatment of the losses, no income tax benefit was recognized for financial reporting purposes. During 1998, an agreement was reached with the Internal Revenue Service on the final tax treatment for the losses. This agreement resulted in the payment of approximately $39 million of income taxes and interest, and the recognition of a gain from discontinued operations of $38 million, or $0.28 per diluted share, for the year ended December 31, 1998.

Note 5. Business Acquisitions and Divestitures

Business Acquisitions

   Businesses acquired by the company during the year ended December 31, 2000 were as follows:

Business Acquired	Date of Acquisition	Ecolab Operating Segment—Type of Business	Estimated Annual Sales Prior to Acquisition (millions)
			(unaudited)
Southwest Sanitary Distributing Co. (SSDC)	Feb. 2000	Kay	$24
Spartan	Feb. 2000	Latin America	20
ARR/CRS	June 2000	GCS	4
Dong Woo Deterpan Co. Ltd.	June 2000	Asia Pacific	6
Stove Parts Supply Co.	Aug. 2000	GCS	19
Facilitec Corp.	Sept. 2000	Institutional	14
Zohar Dalia Soap and Detergent Factory (Israel)—51% interest	Sept. 2000	Africa/Export	15
Peterson's Commercial Parts & Service	Nov. 2000	GCS	4

   In addition, in September 2000, Ecolab purchased a 17 percent equity interest in FreshLoc Technologies, Inc. FreshLoc is a privately held developer of wireless food safety technology, and is being accounted for using the cost method.

   The total consideration paid by the company for the above acquisitions included cash of $90,603,000 and 424,111 shares of common stock with a market value of $14,139,000 issued in the SSDC acquisition.

   During 1999, the company acquired substantially all of the assets of Blue Coral Systems. Blue Coral had annual sales of approximately $30 million and was combined with the company's existing Vehicle Care operations. The company also added to its GCS and South Africa operations through small business acquisitions.

   During 1998, the company issued approximately 850,000 shares of common stock to purchase GCS Service, Inc., a provider of commercial kitchen equipment parts and repair services with annual sales of approximately $48 million. The company also added small businesses to its U.S. Institutional and Food & Beverage operations and to operations in Japan through small acquisitions.

   These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company's consolidated results of operations, financial position and cash flows.

Gain on Sale of Jackson Business

   In November 2000, the company sold its Jackson dishmachine manufacturing business for cash proceeds of approximately $36 million. The company realized a gain of $25,925,000 ($14,988,000 after tax), or $0.11 per diluted share. The gain has been included in corporate operating income for segment reporting purposes. Jackson's total annual sales are approximately $40 million with approximately one-half of its sales representing intercompany sales to Ecolab. Jackson will continue to supply dishmachines to the company under a long-term supply agreement.

Note 6. Balance Sheet Information

December 31 (thousands)	2000	1999	1998
Accounts Receivable, Net
Accounts receivable	$342,267	$320,720	$259,588
Allowance for doubtful accounts	(15,330)	(20,969)	(12,893)

Total	$326,937	$299,751	$246,695

Inventories
Finished goods	$74,392	$71,395	$73,983
Raw materials and parts	96,430	106,239	93,862
Excess of fifo cost over lifo cost	(2,602)	(1,265)	(2,218)

Total	$168,220	$176,369	$165,627

Property, Plant and Equipment, Net
Land	$12,436	$13,516	$12,584
Buildings and leaseholds	174,651	162,955	157,302
Machinery and equipment	290,017	273,101	258,107
Merchandising equipment	556,205	492,160	435,998
Construction in progress	22,235	15,522	11,038

	1,055,544	957,254	875,029
Accumulated depreciation and amortization	(553,904)	(509,138)	(454,824)

Total	$501,640	$448,116	$420,205

Other Assets
Intangible assets, net	$307,056	$249,756	$236,659
Deferred income taxes	26,768	24,591	27,256
Other	78,337	67,159	29,715

Total	$412,161	$341,506	$293,630

Short-Term Debt
Notes payable	$68,644	$96,992	$52,441
Long-term debt, current maturities	67,948	15,068	15,550

Total	$136,592	$112,060	$67,991

Long-Term Debt
7.19% senior notes, due 2006	$75,000	$75,000	$75,000
9.68% senior notes, due 1995-2001	14,286	28,571	42,857
6.00% medium-term notes, due 2001	52,800	63,500	62,761
Commercial paper	145,800
Multicurrency Credit Agreement, due 2005			44,000
Other	14,439	17,011	17,973

	302,325	184,082	242,591
Long-term debt, current maturities	(67,948)	(15,068)	(15,550)

Total	$234,377	$169,014	$227,041

   The company has a $275 million Multicurrency Credit Agreement with a consortium of banks. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in G-7 or other currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. No amounts were outstanding under the agreement at year-end 2000 and 1999. Amounts outstanding under the agreement at year-end 1998 were denominated in U.S. dollars and had an average annual interest rate of 6.7 percent.

   The Multicurrency Credit Agreement supports the company's $225 million U.S. commercial paper program. At December 31, 2000, the company had $145.8 million in outstanding commercial paper with an average annual interest rate of 6.7 percent. In January 2001, the company issued $150 million of 6.875 percent notes, due 2011. The proceeds from this debt issuance were used to repay outstanding commercial paper. Therefore, commercial paper outstanding at year-end 2000 has been classified as long-term debt. The $44 million of borrowings outstanding at year-end 1998 under the Multicurrency Credit Agreement were also classified as long-term debt.

   In August 1998, the company issued approximately $60 million of Australian-dollar-denominated medium-term notes that mature in November 2001. The company also issued approximately $30 million of Australian-dollar-denominated commercial paper (notes payable). The proceeds from these debt issuances were used to reduce debt under the company's Multicurrency Credit Agreement.

   As of December 31, 2000, the weighted-average interest rate on notes payable was 7.7 percent for 2000, 7.2 percent for 1999 and 7.4 percent for 1998.

   As of December 31, 2000, the aggregate annual maturities of long-term debt for the next five years were: 2001—$67,948,000; 2002—$943,000; 2003—$10,509,000; 2004—$445,000 and 2005—$467,000.

   Interest expense was $26,707,000 in 2000, $25,053,000 in 1999 and $25,012,000 in 1998. Total interest paid was $27,497,000 in 2000, $24,451,000 in 1999 and $25,198,000 in 1998.

Note 7. Financial Instruments

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

   The company had foreign currency forward exchange contracts with a face amount denominated primarily in Deutsche marks and totaling approximately $65 million at December 31, 2000, $77 million at December 31, 1999 and $71 million at December 31, 1998. The unrealized gains and losses on these contracts were not significant.

   During 1998, the company entered into an interest rate swap agreement which is effective November 2001 through November 2004. This agreement provides for a fixed rate of interest on an amount equal to one-half of the debt under the company's medium-term notes. The fair value of the company's interest rate swap agreement was not significant as of year-ends 2000, 1999 and 1998.

Fair Value of Other Financial Instruments

   The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2000	1999	1998
Carrying amount
Cash and cash equivalents	$43,965	$47,748	$28,425
Short-term debt	136,592	112,060	67,991
Long-term debt	234,377	169,014	227,041
Fair value
Long-term debt	$236,014	$167,203	$235,131

   The carrying amounts of cash equivalents and short-term debt approximate fair value because of their short maturities.

   The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, a new standard of accounting and reporting for derivative instruments and hedging activities. The company adopted the new standard effective January 1, 2001. The company's use of derivative and hedging financial instruments is limited and, therefore, the impact of the new standard was not significant.

Note 8. Shareholders' Equity

   Authorized common stock, par value $1.00 per share, was 200 million shares in 2000, 1999 and 1998. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.49 for 2000, $0.435 for 1999 and $0.39 for 1998.

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

   The company reacquired 4,781,500 shares of its common stock in 2000, 998,200 shares in 1999 and 1,626,900 shares in 1998 through open and private market purchases under prior board authorizations. In December 2000, the company announced a new authorization to repurchase up to 5.0 million shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock incentive plans and for general corporate purposes. As of December 31, 2000 virtually all 5.0 million shares remained available to be purchased under this program.

Note 9. Stock Incentive and Option Plans

   The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 3,501,782 for 2000, 6,291,653 for 1999 and 1,835,714 for 1998. Common shares available for grant reflect 6 million shares approved during 1999 for issuance under the plans.

   Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options generally become exercisable over periods of up to four years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares	2000	1999	1998
Granted	2,768,975	1,688,190	3,342,555
Exercised	(2,189,360)	(850,676)	(1,058,686)
Canceled	(142,090)	(381,844)	(174,800)

December 31:
Outstanding	11,882,686	11,445,161	10,989,491

Exercisable	5,531,858	6,619,361	6,134,840
Average exercise price per share	2000	1999	1998
Granted	$39.04	$40.06	$43.33
Exercised	10.56	9.92	8.05
Canceled	33.66	44.26	37.47
December 31:
Outstanding	30.35	24.28	21.44
Exercisable	$17.73	$13.83	$11.01

   Information related to stock options outstanding and stock options exercisable as of December 31, 2000 is as follows:

Options Outstanding
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 5.69 – $11.59	2,238,150	2.9 years	$10.49
$13.41 – $21.89	2,469,961	5.7 years	17.78
$26.91 – $35.81	896,231	7.6 years	30.00
$38.53 – $41.60	3,958,344	9.3 years	39.21
$49.00	2,320,000	2.4 years	$49.00
Options Exercisable
Range of Exercise Prices	Options Exercisable	Weighted-Average Exercise Price
$ 5.69 – $11.59	2,238,150	$10.49
$13.41 – $21.89	2,266,005	17.32
$26.91 – $35.81	489,873	30.04
$38.53 – $41.60	407,830	40.29
$49.00	130,000	$49.00

   Stock awards are generally subject to restrictions, including forfeiture in the event of termination of employment. The value of a stock award at date of grant is charged to income over the periods during which the restrictions lapse.

   The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

   Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, income from continuing operations and the related diluted per common share amounts for 2000, 1999 and 1998 would have been reduced to the following pro forma amounts:

(thousands, except per share)	2000	1999	1998
Income from continuing operations
As reported	$206,127	$175,786	$154,506
Pro forma	198,442	170,654	150,773
Diluted income from continuing operations per common share
As reported	1.56	1.31	1.15
Pro forma	$1.50	$1.27	$1.12

   The weighted-average grant-date fair value of options granted in 2000, 1999 and 1998, and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model, were as follows:

	2000	1999	1998
Weighted-average grant-date fair value of options granted
Granted at market prices	$11.50	$11.32	$7.65
Granted at prices exceeding market	$3.38	$8.25	$1.78
Assumptions
Risk-free interest rate	6.2%	6.2%	5.5%
Expected life	6 years	6 years	6 years
Expected volatility	19.6%	17.8%	17.8%
Expected dividend yield	1.1%	1.2%	1.5%

Note 10. Henkel-Ecolab

   The company and Henkel KGaA, Düsseldorf, Germany (Henkel), each own 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. Henkel-Ecolab results of operations and the company's equity in earnings of Henkel-Ecolab included:

(thousands)	2000	1999	1998
Henkel-Ecolab
Net sales	$869,824	$937,817	$904,217
Gross profit	487,716	526,486	500,107
Income before income taxes	82,652	82,529	65,946
Net income	$47,659	$46,643	$38,540
Ecolab equity in earnings
Ecolab equity in net income	$23,829	$23,322	$19,270
Ecolab royalty income from Henkel-Ecolab, net of income taxes	2,240	2,570	4,550
Amortization expense for the excess of cost over the underlying net assets of Henkel-Ecolab	(6,553)	(7,575)	(7,770)

Equity in earnings of Henkel-Ecolab	$19,516	$18,317	$16,050

   The company's investment in Henkel-Ecolab includes the unamortized excess of the company's investment over its equity in Henkel-Ecolab's net assets. This excess was $96 million at December 31, 2000, and is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

   Condensed balance sheet information for Henkel-Ecolab was:

December 31 (thousands)	2000	1999	1998
Current assets	$335,944	$351,189	$368,604
Noncurrent assets	151,161	177,855	179,188
Current liabilities	213,597	246,411	242,630
Noncurrent liabilities	$65,614	$73,807	$82,097

   In December 2000, the company entered into an agreement with Henkel to acquire the remaining 50 percent of Henkel-Ecolab that Ecolab does not own. The transaction is scheduled to close January 2, 2002 and is subject to regulatory approvals in various jurisdictions.

   Under the agreement, the company will pay Henkel approximately 11 times Henkel's 50 percent share of the joint venture's average operating income before interest and taxes for the years 2000 and 2001. The transaction will be effected in either cash or the company's stock, at Henkel's option. Based on estimates as of the date of the agreement, the consideration would be approximately 520 million euros to 560 million euros, equal to $460 million to $490 million at exchange rates at the date of the agreement. The actual consideration ultimately paid may be less than, or more than, these amounts due to Henkel-Ecolab's operating performance or changes in exchange rates. If Henkel chooses to receive the company's stock, the shares will be valued at $41.06 per share, but the actual number of shares Henkel receives will not exceed approximately 13.2 million shares or be less than approximately 9.3 million shares. Henkel owned 32.2 million shares, or approximately 25 percent, of the company's outstanding common stock in December 2000.

   As part of the contemplated transaction, the stockholder agreement between the company and Henkel will be amended and extended. The amended stockholder agreement will provide, among other things, that Henkel is permitted to increase its ownership in the company to 35 percent. Henkel will remain entitled to proportionate representation on the company's board of directors.

Note 11. Income Taxes

   Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab consisted of:

(thousands)	2000	1999	1998
Domestic	$275,754	$232,684	$213,781
Foreign	42,780	34,554	26,457

Total	$318,534	$267,238	$240,238

   The provision for income taxes consisted of:

(thousands)	2000	1999	1998
Federal and state	$120,318	$106,582	$92,094
Foreign	20,781	7,090	11,700

Currently payable	141,099	113,672	103,794

Federal and state	(8,930)	(10,229)	(3,596)
Foreign	(2,674)	6,326	1,584

Deferred	(11,604)	(3,903)	(2,012)

Provision for income taxes	$129,495	$109,769	$101,782

   The company's overall net deferred tax assets (current and noncurrent) were comprised of the following:

December 31 (thousands)	2000	1999	1998
Deferred tax assets
Postretirement health care and pension benefits	$43,089	$36,664	$34,940
Other accrued liabilities	55,608	46,024	47,601
Loss carryforwards	4,337	2,145	3,999
Other, net	10,923	14,401	9,821
Valuation allowance	(1,462)	(1,462)	(1,462)

Total	112,495	97,772	94,899

Deferred tax liabilities
Property, plant and equipment basis differences	31,183	27,001	26,605
Other, net	3,835	4,479	4,782

Total	35,018	31,480	31,387

Net deferred tax assets	$77,477	$66,292	$63,512

   A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:

	2000	1999	1998
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.9	4.2	4.3
Foreign operations	0.1	0.6	1.4
Other, net	1.7	1.3	1.7

Effective income tax rate	40.7%	41.1%	42.4%

   Cash paid for income taxes was approximately $128 million in 2000, $94 million in 1999 and $122 million in 1998. In 1998, approximately $39 million of payments resulted from the settlement of a tax issue related to the disposal of a business in 1992.

   As of December 31, 2000, undistributed earnings of international subsidiaries and Henkel-Ecolab of approximately $44 million and $56 million, respectively, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be substantially offset by available foreign tax credits.

Note 12. Rentals and Leases

   The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $55,910,000 in 2000, $49,164,000 in 1999 and $42,076,000 in 1998. As of December 31, 2000, future minimum payments under operating leases with noncancelable terms in excess of one year were:

(thousands)
2001	$10,560
2002	6,553
2003	4,690
2004	2,930
2005	2,308
Thereafter	11,966

Total	$39,007

Note 13. Research Expenditures

   Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $35,504,000 in 2000, $34,983,000 in 1999 and $32,815,000 in 1998.

Note 14. Environmental Compliance Costs

   The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities. While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's consolidated results of operations, financial position or cash flows.

Note 15. Retirement Plans

Pension and Postretirement Health Care Benefits Plans

   The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans.

   The company provides postretirement health care benefits to most U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. Employees outside the U.S. are generally covered under government-sponsored programs and the expense and obligation for providing benefits under company plans was not significant.

   A reconciliation of changes in the benefit obligations and fair value of assets of the company's U.S. pension and postretirement health care benefits plans is as follows:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2000	1999	1998	2000	1999	1998
Benefit obligation, beginning of year	$307,977	$343,825	$287,027	$95,497	$106,677	$91,121
Service cost	16,589	20,049	16,336	6,123	6,999	5,668
Interest cost	24,238	22,926	20,563	7,738	7,062	6,382
Participant contributions				856	1,029	741
Changes in assumptions	12,854	(67,573)	27,194	4,196	(20,939)	9,768
Actuarial loss (gain)	(3,376)	(1,586)	732	245	(1,562)	(4,431)
Benefits paid	(10,852)	(9,664)	(8,027)	(4,653)	(3,769)	(2,572)

Benefit obligation, end of year	$347,430	$307,977	$343,825	$110,002	$95,497	$106,677

Fair value of plan assets, beginning of year	$337,226	$278,921	$237,304	$27,116	$20,433	$16,764
Actual return on plan assets	(16,587)	53,586	32,256	(1,179)	4,114	2,261
Company contributions	7,240	14,383	17,388	4,988	5,309	3,239
Participant contributions				856	1,029	741
Benefits paid	(10,852)	(9,664)	(8,027)	(4,653)	(3,769)	(2,572)

Fair value of plan assets, end of year	$317,027	$337,226	$278,921	$27,128	$27,116	$20,433

   A reconciliation of the funded status and the actuarial assumptions for the U.S. pension and postretirement plans is as follows:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2000	1999	1998	2000	1999	1998
Funded status	$(30,403)	$29,249	$(64,904)	$(82,874)	$(68,381)	$(86,244)
Unrecognized actuarial loss (gain)	9,748	(42,972)	59,647	4,122	(3,866)	21,468
Unrecognized prior service cost (benefit)	12,413	14,294	16,175	(7,444)	(7,995)	(8,546)
Unrecognized net transition asset	(6,314)	(7,717)	(9,120)

Prepaid (accrued) benefit costs	$(14,556)	$(7,146)	$1,798	$(86,196)	$(80,242)	$(73,322)

Weighted-average actuarial assumptions
Discount rate for service and interest cost, at beginning of year	8.00%	6.75%	7.25%	8.00%	6.75%	7.25%
Projected salary increases	5.10	5.10	5.10
Expected return on assets	9.00	9.00	9.00	9.00	9.00	9.00
Discount rate for year-end benefit obligation	7.75%	8.00%	6.75%	7.75%	8.00%	6.75%

   For postretirement benefit measurement purposes, 6.5 percent (for pre-age 65 retirees) and 5.5 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2001 and will remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees.

   Pension and postretirement health care benefits expense for the company's U.S. and International operations was:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2000	1999	1998	2000	1999	1998
Service cost—employee benefits earned during the year	$16,589	$20,049	$16,336	$6,123	$6,999	$5,668
Interest cost on benefit obligation	24,238	22,926	20,563	7,738	7,062	6,382
Expected return on plan assets	(26,655)	(23,247)	(20,128)	(2,366)	(1,786)	(1,463)
Recognition of net actuarial loss (gain)		3,120	2,179	(2)	505	351
Amortization of prior service cost (benefit)	1,881	1,881	1,881	(551)	(551)	(551)
Amortization of net transition asset	(1,403)	(1,403)	(1,403)

Total U.S. expense	14,650	23,326	19,428	10,942	12,229	10,387
International expense	909	1,390	1,251

Total expense	$15,559	$24,716	$20,679	$10,942	$12,229	$10,387

   The company also has noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $14 million at December 31, 2000. The annual expense for these plans was approximately $4 million in 2000 and $3 million in 1999 and 1998.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the company's postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage Point
(thousands)	Increase	Decrease
Effect on total of postretirement service and interest cost components	$382	$(353)
Effect on postretirement benefit obligation	5,013	(4,596)

Savings Plan

   The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company's contributions are invested in Ecolab common stock and amounted to $9,036,000 in 2000, $8,475,000 in 1999 and $7,383,000 in 1998.

Note 16. Operating Segments

   The company's operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments.

   The "United States Cleaning & Sanitizing" segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products, Vehicle Care, Water Care Services and Food & Beverage operations.

   The "United States Other Services" segment includes all other U.S. operations of the company. This segment provides pest elimination, kitchen equipment repair and maintenance, and commercial dishwashing services through its Pest Elimination, GCS and Jackson operations, prior to its sale in November 2000.

   The company's "International Cleaning & Sanitizing" segment provides cleaning and sanitizing product and service offerings to international markets in Asia Pacific, Latin America, Africa, Canada and through its Export operations.

   Information on the types of products and services of each of the company's operating segments is included on the inside back cover, in the Business Overview section of this Annual Report.

   The company evaluates the performance of its international operations based on fixed management currency exchange rates. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of these notes to consolidated financial statements. The profitability of the company's operating segments is evaluated by management based on operating income. Intersegment sales and transfers were not significant.

   Financial information for each of the company's reportable segments is as follows:

	United States				Other
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International Cleaning & Sanitizing	Foreign Currency Translation	Corporate	Consolidated
Net sales
2000	$1,532,033	$248,317	$1,780,350	$500,322	$(16,359)		$2,264,313
1999	1,424,037	211,562	1,635,599	452,892	(8,479)		2,080,012
1998	1,296,797	160,063	1,456,860	433,109	(1,743)		1,888,226
Operating income
2000	249,182	25,515	274,697	51,978	(2,027)	$18,491	343,139
1999	230,520	25,114	255,634	40,422	(1,535)	(4,570)	289,951
1998	218,500	19,084	237,584	31,168	(2,425)	(4,347)	261,980
Depreciation & amortization
2000	107,537	5,124	112,661	27,208	2,105	6,462	148,436
1999	96,346	4,442	100,788	26,513	916	6,313	134,530
1998	87,456	3,145	90,601	24,732	1,049	5,589	121,971
Total assets
2000	953,534	103,182	1,056,716	428,846	(38,519)	266,968	1,714,011
1999	831,494	85,617	917,111	365,020	(6,697)	310,512	1,585,946
1998	701,341	77,491	778,832	348,484	(7,129)	350,808	1,470,995
Capital expenditures
2000	116,666	3,381	120,047	29,435	(287)	814	150,009
1999	109,889	4,182	114,071	27,328	3,578	645	145,622
1998	$109,976	$4,383	$114,359	$31,930	$645	$697	$147,631

   Corporate operating income generally includes only overhead costs directly related to Henkel-Ecolab. However, consistent with the company's internal management reporting, for 2000 the gain on sale of the Jackson business ($25.9 million), restructuring expenses ($7.1 million) and income related to net reductions in probable losses related to certain environmental matters ($4.1 million) have been included in the corporate operating income segment. Corporate depreciation and amortization is principally amortization of deferred compensation related to restricted stock awards. Corporate assets are principally cash and cash equivalents and the company's investment in Henkel-Ecolab.

   The company has two classes of products and services within its United States and International Cleaning & Sanitizing operations which comprise 10 percent or more of consolidated net sales. Worldwide sales of warewashing products were approximately 26 percent, 27 percent and 28 percent of consolidated net sales in 2000, 1999 and 1998, respectively. Sales of laundry products and services on a worldwide basis were approximately 11 percent, 12 percent and 13 percent of consolidated net sales in 2000, 1999 and 1998, respectively.

   Long-lived assets of the company's United States and International operations were as follows:

December 31 (thousands)	2000	1999	1998
United States	$401,671	$360,541	$332,072
International	103,244	86,051	83,852
Corporate	4,715	2,047	3,931
Effect of foreign currency translation	(7,990)	(523)	350

Consolidated	$501,640	$448,116	$420,205

Note 17. Quarterly Financial Data (Unaudited)

(thousands, except per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2000
Net sales
United States
Cleaning & Sanitizing	$360,387	$388,443	$407,521	$375,682	$1,532,033
Other Services	54,548	61,774	67,596	64,399	248,317
International Cleaning & Sanitizing	111,708	123,199	130,117	135,298	500,322
Effect of foreign currency translation	(383)	(2,705)	(4,568)	(8,703)	(16,359)

Total	526,260	570,711	600,666	566,676	2,264,313
Cost of sales (including restructuring expenses of $1,948 in fourth quarter)	236,484	259,382	266,951	263,089	1,025,906
Selling, general and administrative expenses	217,095	232,689	235,987	230,233	916,004
Gain on sale of Jackson business				(25,925)	(25,925)
Restructuring expenses—other				5,189	5,189

Operating income
United States
Cleaning & Sanitizing	53,858	60,702	76,091	58,531	249,182
Other Services	5,434	7,147	8,317	4,617	25,515
International Cleaning & Sanitizing	10,858	12,177	14,804	14,139	51,978
Corporate	2,584	(1,173)	(786)	17,866	18,491
Effect of foreign currency translation	(53)	(213)	(698)	(1,063)	(2,027)

Total	72,681	78,640	97,728	94,090	343,139
Interest expense, net	5,357	5,245	6,528	7,475	24,605

Income before income taxes and equity in earnings of Henkel-Ecolab	67,324	73,395	91,200	86,615	318,534
Provision for income taxes	27,603	30,092	36,232	35,568	129,495
Equity in earnings of Henkel-Ecolab	2,891	5,106	5,370	6,149	19,516

Income before cumulative effect of change in accounting	42,612	48,409	60,338	57,196	208,555
Cumulative effect of change in accounting for revenue recognition				(2,428)	(2,428)

Net income	$42,612	$48,409	$60,338	$54,768	$206,127

Diluted net income per common share	$0.32	$0.36	$0.46	$0.42	$1.56
Weighted-average common shares outstanding
Basic	128,944	128,346	127,112	126,609	127,753
Diluted	133,330	132,990	131,167	130,331	131,946
1999
Net sales
United States
Cleaning & Sanitizing	$336,822	$358,272	$385,508	$343,435	$1,424,037
Other Services	47,328	53,313	56,467	54,454	211,562
International Cleaning & Sanitizing	106,067	112,035	115,463	119,327	452,892
Effect of foreign currency translation	(913)	(3,204)	(2,927)	(1,435)	(8,479)

Total	489,304	520,416	554,511	515,781	2,080,012
Cost of sales	220,425	234,725	247,619	234,843	937,612
Selling, general and administrative expenses	206,616	213,949	219,037	212,847	852,449

Operating income
United States
Cleaning & Sanitizing	50,863	57,558	70,479	51,620	230,520
Other Services	4,551	6,149	8,207	6,207	25,114
International Cleaning & Sanitizing	8,151	9,844	10,766	11,661	40,422
Corporate	(1,099)	(1,234)	(1,111)	(1,126)	(4,570)
Effect of foreign currency translation	(203)	(575)	(486)	(271)	(1,535)

Total	62,263	71,742	87,855	68,091	289,951
Interest expense, net	5,750	6,209	4,860	5,894	22,713

Income before income taxes and equity in earnings of Henkel-Ecolab	56,513	65,533	82,995	62,197	267,238
Provision for income taxes	23,622	26,905	33,555	25,687	109,769
Equity in earnings of Henkel-Ecolab	2,147	4,756	5,581	5,833	18,317

Net income	$35,038	$43,384	$55,021	$42,343	$175,786

Diluted net income per common share	$0.26	$0.32	$0.41	$0.32	$1.31
Weighted-average common shares outstanding
Basic	129,539	129,596	129,546	129,517	129,550
Diluted	134,626	134,666	134,394	133,981	134,419

   Corporate operating income for the fourth quarter of 2000 includes the gain on the sale of the Jackson business and restructuring expenses. Corporate operating income also includes income related to net reductions in probable losses related to environmental matters in the first quarter ($3.8 million) and third quarter ($0.3 million) of 2000. The quarterly financial data was not adjusted to reflect the adoption of Staff Accounting Bulletin No. 101 as the impact was not significant.

Management and Accountants' Reports

Report of Management

   Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

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

/s/ Allan L. Schuman

Allan L. Schuman
 Chairman of the Board and Chief Executive Officer

/s/ L. White Matthews III

L. White Matthews III
 Executive Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Directors
Ecolab Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income and shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 2000, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ecolab Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 14, 2001

Summary Operating and Financial Data

December 31 (thousands, except per share)	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Operations
Net sales
United States	$1,780,350	$1,635,599	$1,456,860	$1,275,828	$1,148,778	$1,030,126	$942,070	$867,415	$816,405	$757,564	$712,579
International (at average rates of currency exchange during the year)	483,963	444,413	431,366	364,524	341,231	310,755	265,544	234,981	241,229	201,738	184,220
Europe (at average rates of currency exchange during the year)											150,809

Total	2,264,313	2,080,012	1,888,226	1,640,352	1,490,009	1,340,881	1,207,614	1,102,396	1,057,634	959,302	1,047,608
Cost of sales (including restructuring expenses of $1,948 in 2000)	1,025,906	937,612	851,173	722,084	674,953	603,167	533,143	491,306	485,206	447,356	495,086
Selling, general and administrative expenses	916,004	852,449	775,073	699,764	629,739	575,028	529,507	481,639	446,814	393,700	425,983
Restructuring expenses, sale of business and merger expenses	(20,736)						8,000

Operating income	343,139	289,951	261,980	218,504	185,317	162,686	136,964	129,451	125,614	118,246	126,539
Interest expense, net	24,605	22,713	21,742	12,637	14,372	11,505	12,909	21,384	35,334	30,489	28,321

Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab	318,534	267,238	240,238	205,867	170,945	151,181	124,055	108,067	90,280	87,757	98,218
Provision for income taxes	129,495	109,769	101,782	85,345	70,771	59,694	50,444	33,422	27,392	29,091	32,494
Equity in earnings of Henkel-Ecolab	19,516	18,317	16,050	13,433	13,011	7,702	10,951	8,127	8,600	4,573

Income from continuing operations	208,555	175,786	154,506	133,955	113,185	99,189	84,562	82,772	71,488	63,239	65,724
Income (loss) from discontinued operations			38,000							(274,693)	(4,408)
Extraordinary loss and changes in accounting principles	(2,428)							715		(24,560)

Net income (loss)	206,127	175,786	192,506	133,955	113,185	99,189	84,562	83,487	71,488	(236,014)	61,316
Preferred stock dividends										(4,064)	(7,700)

Net income (loss) to common shareholders, as reported	206,127	175,786	192,506	133,955	113,185	99,189	84,562	83,487	71,488	(240,078)	53,616
Pro forma adjustments							5,902	(2,667)	(2,797)	(2,933)	(2,956)

Pro forma net income (loss) to common shareholders	$206,127	$175,786	$192,506	$133,955	$113,185	$99,189	$90,464	$80,820	$68,691	$(243,011)	$50,660

Income (loss) per common share, as reported
Basic—continuing operations	$1.63	$1.36	$1.20	$1.03	$0.88	$0.75	$0.63	$0.61	$0.53	$0.51	$0.56
Basic—net income (loss)	1.61	1.36	1.49	1.03	0.88	0.75	0.63	0.62	0.53	(2.05)	0.52
Diluted—continuing operations	1.58	1.31	1.15	1.00	0.85	0.73	0.62	0.60	0.52	0.50	0.56
Diluted—net income (loss)	1.56	1.31	1.44	1.00	0.85	0.73	0.62	0.61	0.52	(2.05)	0.51
Pro forma income (loss) per common share
Basic—continuing operations	1.63	1.36	1.20	1.03	0.88	0.75	0.67	0.59	0.51	0.48	0.53
Basic—net income (loss)	1.61	1.36	1.49	1.03	0.88	0.75	0.67	0.6	0.51	(2.08)	0.49
Diluted—continuing operations	1.58	1.31	1.15	1.00	0.85	0.73	0.66	0.58	0.50	0.48	0.53
Diluted—net income (loss)	$1.56	$1.31	$1.44	$1.00	$0.85	$0.73	$0.66	$0.59	$0.50	$(2.08)	$0.49
Weighted-average common shares outstanding—basic	127,753	129,550	129,157	129,446	128,991	132,193	135,100	135,056	134,408	117,050	103,298
Weighted-average common shares outstanding—diluted	131,946	134,419	134,047	133,822	132,817	134,956	137,306	137,421	136,227	118,178	104,258
Selected Income Statement Ratios
Gross profit	54.7%	54.9%	54.9%	56.0%	54.7%	55.0%	55.9%	55.4%	54.1%	53.4%	52.7%
Selling, general and administrative expenses	40.5	41	41	42.7	42.3	42.9	44.6	43.7	42.2	41.1	40.6
Operating income	15.2	13.9	13.9	13.3	12.4	12.1	11.3	11.7	11.9	12.3	12.1
Income from continuing operations before income taxes	14.1	12.8	12.7	12.6	11.5	11.3	10.3	9.8	8.5	9.1	9.4
Income from continuing operations	9.2	8.5	8.2	8.2	7.6	7.4	7.0	7.5	6.8	6.6	6.3
Effective income tax rate	40.7%	41.1%	42.4%	41.5%	41.4%	39.5%	40.7%	30.9%	30.3%	33.1%	33.1%
Financial Position
Current assets	$600,568	$577,321	$503,514	$509,501	$435,507	$358,072	$401,179	$311,051	$264,512	$293,053	$216,612
Property, plant and equipment, net	501,640	448,116	420,205	395,562	332,314	292,937	246,191	219,268	207,183	198,086	187,735
Investment in Henkel-Ecolab	199,642	219,003	253,646	239,879	285,237	302,298	284,570	255,804	289,034	296,292
Other assets	412,161	341,506	293,630	271,357	155,351	107,573	88,416	105,607	98,135	152,857	480,911

Total assets	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208,409	$1,060,880	$1,020,356	$891,730	$858,864	$940,288	$885,258

Current liabilities	$532,034	$470,674	$399,791	$404,464	$327,771	$310,538	$253,665	$201,498	$192,023	$240,219	$177,643
Long-term debt	234,377	169,014	227,041	259,384	148,683	89,402	105,393	131,861	215,963	325,492	208,147
Postretirement health care and pension benefits	117,790	97,527	85,793	76,109	73,577	70,666	70,882	72,647	63,393	56,427	8,742
Other liabilities	72,803	86,715	67,829	124,641	138,415	133,616	128,608	93,917	29,179	11,002	138,792
Shareholders' equity	757,007	762,016	690,541	551,701	519,963	456,658	461,808	391,807	358,306	307,148	351,934

Total liabilities and shareholders' equity	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208.41	$1,060,880	$1,020,356	$891,730	$858,864	$940,288	$885,258

Selected Cash Flow Information
Cash provided by operating activities	$315,486	$293,494	$235,642	$235,098	$254,269	$166,463	$169,346	$175,674	$120,217	$128,999	$154,208
Depreciation and amortization	148,436	134,530	121,971	100,879	89,523	76,279	66,869	60,609	60,443	55,653	61,024
Capital expenditures	150,009	145,622	147,631	121,667	111,518	109,894	88,457	68,321	59,904	53,752	58,069
EBITDA from continuing operations	491,575	424,481	383,951	319,383	274,840	238,965	203,833	190,060	186,057	173,899	187,563
Cash dividends declared per common share	$0.49	$0.44	$0.39	$0.34	$0.29	$0.26	$0.23	$0.20	$0.18	$0.18	$0.17
Selected Financial Measures/Other
Total debt and preferred stock	$370,969	$281,074	$295,032	$308,268	$176,292	$161,049	$147,213	$151,281	$236,695	$407,221	$353,886
Total debt and preferred stock to capitalization	32.9%	26.9%	29.9%	35.8%	25.3%	26.1%	24.2%	27.9%	39.8%	57.0%	50.1%
Book value per common share	$5.95	$5.89	$5.33	$4.27	$4.01	$3.53	$3.41	$2.90	$2.66	$2.30	$3.41
Return on beginning equity	26.0%	25.5%	28.0%	25.8%	24.8%	21.5%	21.6%	23.3%	23.3%	13.6%	12.9%
Dividends/diluted net income per common share	32.7%	33.2%	33.9%	33.5%	34.1%	35.3%	36.7%	32.4%	34.4%	42.7%	32.8%
Annual common stock price range	$45.69-28.00	$44.44-31.69	$38.00-26.13	$28.00-18.13	$19.75-14.56	$15.88-10.00	$11.75-9.63	$11.91-9.07	$9.57-6.66	$8.38-4.88	$7.78-4.16
Number of employees	14,250	12,870	12,007	10,210	9,573	9,026	8,206	7,822	7,601	7,428	8,106

Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab's merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 1997 and 1993. Other assets includes net assets of Ecolab Europe and discontinued operations prior to 1992. Other liabilities includes $110 million of convertible preferred stock at year-end 1990. The ratios of return on beginning equity and dividends/diluted net income per common share exclude the gain on sale of the Jackson business, restructuring expenses and change in accounting for revenue recognition in 2000 and the change in accounting principle and the loss on the ChemLawn divestiture in 1991. EBITDA from continuing operations is the total of operating income, and depreciation and amortization for the year. Number of employees excludes ChemLawn operations.

APPENDIX: Graphic and Image Material

Page Number	Description
24	Bar graph illustrating return on beginning equity for the last five fiscal years as follows:
	2000	26.0%
	1999	25.5%
	1998	28.0%
	1997	25.8%
	1996	24.8%
25	Bar graph illustrating total return to shareholders (share appreciation plus dividends) for Ecolab common stock and the S&P 500 for the last five fiscal years as follows:
		Ecolab	S&P 500
	2000	11.6%	23.0%
	1999	9.3%	33.4%
	1998	31.9%	28.6%
	1997	49.0%	21.0%
	1996	27.3%	(9.1)%
28	Pie and bar charts illustrating the United States Cleaning & Sanitizing business mix for 2000 as well as consolidated net sales (in millions) for the last three fiscal years as follows:
	2000 Institutional mix	59%
	2000 Food & Beverage mix	18%
	2000 Kay mix	8%
	2000 Professional Products mix	6%
	2000 Textile Care mix	4%
	2000 Vehicle Care mix	3%
	2000 Water Care Services mix	2%
	2000 sales	$1,532
	1999 sales	$1,424
	1998 sales	$1,297
28	Pie and bar charts illustrating United States Other Services consolidated business mix for 2000 as well as consolidated net sales (in millions) for the last three fiscal years as follows:
	2000 Pest Elimination mix	63%
	2000 GCS Service mix	32%
	2000 Jackson mix	5%
	2000 sales	$248
	1999 sales	$212
	1998 sales	$160
29	Pie and bar charts illustrating the International Cleaning & Sanitizing business mix for 2000 as well as consolidated net sales (in millions) for the last three fiscal years as follows:
	2000 Asia Pacific mix	52%
	2000 Latin America mix	19%
	2000 Canada mix	17%
	2000 Africa, Export and Other mix	12%
	2000 sales	$500
	1999 sales	$453
	1998 sales	$433
31	Pie and bar charts illustrating the Henkel-Ecolab business mix for 2000 as well as Ecolab's equity in earnings of Henkel-Ecolab (in millions) for the last three fiscal years as follows:
	2000 Institutional mix	36%
	2000 Professional Hygiene mix	26%
	2000 Food & Beverage mix	25%
	2000 Textile Hygiene mix	13%
	2000 Henkel-Ecolab equity	$20
	1999 Henkel-Ecolab equity	$18
	1998 Henkel-Ecolab equity	$16
32	Pie and bar charts illustrating mix of shareholders' equity and total debt for 2000 as well as total debt to capitalization ratio for the last three fiscal years as follows:
	2000 Shareholders' Equity mix	67%
	2000 Total Debt mix	33%
	2000 debt/equity ratio	33%
	1999 debt/equity ratio	27%
	1998 debt/equity ratio	30%
33	Bar graph illustrating cash from continuing operating activities (in millions) for the last five fiscal years as follows:
	2000	$315
	1999	$293
	1998	$275
	1997	$235
	1996	$254

QuickLinks

Financial Discussion
  Forward-Looking Statements
  2000 Overview
  Operating Results
  Consolidated
  Supplemental Consolidated Operating Results Information
  Operating Segment Performance
  Henkel-Ecolab
  Corporate
  Interest and Income Taxes
  Financial Position, Cash Flows and Liquidity
  Financial Position
  Cash Flows
  Liquidity
  Market Risk
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Comprehensive Income and Shareholders' Equity
  Common Stock Activity
Notes to Consolidated Financial Statements
  Note 1. Nature of Business
  Note 2. Summary of Significant Accounting Policies
  Principles of Consolidation
  Foreign Currency Translation
  Cash and Cash Equivalents
  Inventory Valuations
  Property, Plant and Equipment
  Intangible Assets
  Long-Lived Assets
  Revenue Recognition
  Income Per Common Share
  Comprehensive Income
  Use of Estimates
  Note 3. Restructuring Expenses
  Note 4. Gain From Discontinued Operations
  Note 5. Business Acquisitions and Divestitures
  Business Acquisitions
  Gain on Sale of Jackson Business
  Note 6. Balance Sheet Information
  Note 7. Financial Instruments
  Foreign Currency and Interest Rate Instruments
  Fair Value of Other Financial Instruments
  Note 8. Shareholders' Equity
  Note 9. Stock Incentive and Option Plans
  Note 10. Henkel-Ecolab
  Note 11. Income Taxes
  Note 12. Rentals and Leases
  Note 13. Research Expenditures
  Note 14. Environmental Compliance Costs
  Note 15. Retirement Plans
  Pension and Postretirement Health Care Benefits Plans
  Savings Plan
  Note 16. Operating Segments
  Note 17. Quarterly Financial Data (Unaudited)
Management and Accountants' Reports
  Report of Management
  Report of Independent Accountants
APPENDIX: Graphic and Image Material