Form 10-K405, Exhibit 13
period 2001-12-31
ECOLAB INC
filed 2002-03-08
CIK 31462

Financial discussion

The following discussion and analysis provides information that management believes is useful in understanding Ecolab’s operating results,  cash flows and financial position.  The discussion should be read in conjunction with the consolidated financial statements and related notes.

Forward-Looking Statements

This financial discussion and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These include expectations concerning business progress and expansion,  business acquisitions, global economic conditions and liquidity requirements.  These statements, which represent Ecolab’s expectations or beliefs concerning various future events, are based on current expectations.  Therefore, they involve a number of risks and uncertainties that could cause actual results to differ materially from those of such Forward-Looking Statements.  These risks and uncertainties include the vitality of the hospitality and travel industries; restraints on pricing flexibility due to competitive factors and customer consolidations; changes in oil or raw material prices or unavailability of adequate and reasonably priced raw materials; the occurrence of capacity constraints or the loss of a key supplier; the effect of future acquisitions or divestitures or other corporate transactions; the company’s ability to achieve plans for past acquisitions; the costs and effects of complying with laws and regulations relating to the environment and to the manufacture, storage, distribution and labeling of the company’s products; changes in tax, fiscal, governmental and other regulatory policies; economic factors such as the worldwide economy,  interest rates and currency movements, including, in particular, the company’s greater exposure to foreign currency risk due to the recent acquisition of Henkel-Ecolab, and changes in the capital markets affecting the company’s ability to raise capital; the occurrence of (i) litigation or claims, (ii) the loss or insolvency of a major customer or distributor, (iii) natural or manmade disasters (including material acts of terrorism or hostilities which impact the company’s markets) and,  (iv) severe weather conditions affecting the food service and the hospitality industries; loss of, or changes in, executive management; the company’s ability to continue product introductions and technological innovations; and other uncertainties or risks reported from time-to-time in the company’s reports to the Securities and Exchange Commission.   In addition, the company notes that its stock price can be affected by fluctuations in quarterly earnings.  There can be no assurances that the company’s earnings levels will meet investors’ expectations.

2001 Overview

During 2001, Ecolab took aggressive actions to optimize its financial performance for the year in the face of deteriorating conditions in the economy.  Results for the year included the following:

•       The company met or exceeded two of its three long-term financial objectives during 2001, including a 20 percent return on beginning shareholders’ equity and maintaining an investment grade rating of its balance sheet.  The third objective of 15 percent growth in diluted income per common share was not achieved this year as already softened conditions in the travel and hospitality industry were exacerbated by the events of September 11, 2001.

[GRAPH]

[GRAPH]

•       Diluted net income per share was $1.45 for 2001, down 7 percent from $1.56 in 2000.  Excluding several unusual items in 2000 [the gain on the sale of the Jackson MSC, Inc.  (Jackson) business ($15.0 million after tax), special charges recorded in 2000 ($4.3 million after tax) and the cumulative effect of a change in accounting for revenue recognition ($2.4 million after tax)] diluted net income per share decreased 3 percent from $1.50 in 2000.

•       Return on beginning shareholders’ equity was 25 percent for 2001 compared with 26 percent for 2000 which was based on income excluding unusual items.  This was the tenth consecutive year the company exceeded this long-term financial objective

•       The company maintained its debt rating within the “A” categories of the major rating agencies during 2001.  This was the ninth consecutive year this objective was accomplished.

•       Even with the slowdown in the economy, the company’s stock price outperformed the Standard & Poor’s 500 index.  Ecolab’s stock price decreased 7 percent during 2001 compared with a decrease of 12 percent in the Standard & Poor’s 500 index.  Including cash dividends,  Ecolab’s total return to shareholders was a negative 6 percent for 2001.

 •       Net sales for 2001 reached an all-time high of nearly $2.4 billion and increased 4 percent over 2000.

•       Operating income was $318 million for 2001, a decrease of 7 percent from $343 million in 2000.  Excluding the unusual items in 2000, operating income decreased 2 percent.  Operating income represented 13.5 percent of net sales, down from last year’s all-time high of 14.3 percent excluding the unusual items.

•       The company increased its annual dividend rate for the tenth consecutive year.  The dividend was increased 4 percent in December 2001 to an annual rate of $0.54 per common share.

•       Strategic accomplishments in 2001 reflect the company’s plans for future growth.  Management completed the acquisition of the remaining 50 percent of the Henkel-Ecolab joint venture that Ecolab did not own on November 30, 2001.  This is the largest acquisition in Ecolab’s history and is expected to provide additional growth opportunities for the company in Europe.  The company also completed several other acquisitions during 2001 in order to continue to broaden its product and service offerings in line with its Circle the Customer-Circle the Globe strategy.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period.  Management bases these estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities.  Actual results could differ from these estimates.

        Management believes the company’s critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its consolidated financial statements to be:

•       revenue recognition, including customer based programs and incentives;

•       estimating valuation allowances and accrued liabilities, specifically sales returns and allowances, the allowance for doubtful accounts and litigation and environmental accruals;

•       the determination of actuarially determined liabilities related to pension plans, other postretirement benefit obligations and self-insurance reserves;

•       accounting for income taxes;

•       valuation and useful lives of long-lived and intangible assets and goodwill; and

•       determining functional currencies for the purpose of consolidating our International operations.

        The company recognizes revenue on product sales at the time title transfers to the customer.  The company records estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives.   If market conditions were to decline, the company may take actions to increase customer incentive offerings, possibly resulting in a reduction of gross profit margins at the time the incentive is offered.

        Management estimates sales returns and allowances by analyzing historical returns and credits, and applies these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits.  Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months’ sales, less actual write-offs to date.  Management’s estimates include providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectible.  Actual results could differ from these estimates under different assumptions.

        Management’s current estimated ranges of liabilities related to pending litigation and environmental claims are based on management’s best estimate of future costs.  The company has recorded the amounts that represent the points in the ranges that management believes are most probable or the minimum amounts when no amount within the range is a better estimate than any other amount.  Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.  While the final resolution of the litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on the company’s consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company’s consolidated results of operations, financial position or cash flows.

        Pension and other postretirement benefit obligations are actuarially determined.  These calculations include assumptions related to the discount rate, projected salary increases and the expected return on assets.  The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations.  The company is insured for losses in excess of these limitations.  The company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations.  The company determines its liabilities for claims incurred but not reported on an actuarial basis.  A change in these assumptions could cause actual results to differ from those reported.

        Management judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets.  As part of the process of preparing the company’s consolidated financial statements,  management is required to estimate income taxes in each of the jurisdictions in which the company operates.  This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and book accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within the company’s consolidated balance sheet.  Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the statement of operations.

        Management periodically reviews its long-lived and intangible assets and goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its estimated fair value.  Management also periodically reassesses the estimated remaining useful lives of its long-lived assets.  Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

        In 2002, Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” became effective and as a result, the company will cease to amortize goodwill in 2002.  The company estimates the impact had it not amortized historical goodwill (prior to the new goodwill generated by the Henkel-Ecolab transaction) to have been an after-tax benefit of approximately $19 million, or $0.15 per diluted share for the year ended December 31, 2001.  The company will be required to perform an initial impairment review of its goodwill in 2002 under the guidelines of SFAS 142 and an annual impairment review thereafter. The company expects to complete this initial review by June 30, 2002.

        In preparing the consolidated financial statements, the company is required to translate the financial statements of its foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders’ equity. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company’s International operations.

Operating Results

Consolidated

(thousands, except per share)	2001	2000	1999
Net sales	$2,354,723	$2,264,313	$2,080,012
Operating income	$318,179	$343,139	$289,951
Income
Before change in accounting	$188,170	$208,555	$175,786
Change in accounting for revenue recognition		(2,428)
Net income	$188,170	$206,127	$175,786

Diluted income per common share
Before change in accounting	$1.45	$1.58	$1.31
Change in accounting for revenue recognition		(0.02)
Net income	$1.45	$1.56	$1.31

Supplemental 2000 Proforma Consolidated Operating Results Information

Year Ended December 31, 2000 (thousands, except per share)	Total	Unusual Items*	Excluding Unusual Items
Operating income	$343,139	$18,788	$324,351
Interest expense, net	(24,605)		(24,605)
Income before income taxes	318,534	18,788	299,746
Provision for income taxes	(129,495)	(8,111)	(121,384)
Equity in earnings of Henkel-Ecolab	19,516		19,516
Change in accounting	(2,428)	(2,428)
Net income	$206,127	$8,249	$197,878

Diluted net income per common share	$1.56	$0.06	$1.50

*Unusual items included the gain on the sale of the Jackson MSC, Inc. business of $25.9 million, special charges of $7.1 million and the cumulative effect of a change in accounting for revenue recognition of $2.4 million.

        Consolidated net sales reached nearly $2.4 billion for 2001, an increase of 4 percent over net sales of nearly $2.3 billion in 2000.  Sales growth was experienced in nearly all of the company’s divisions.  Business acquisitions also contributed to the overall sales growth for 2001. Businesses acquired in 2001 and the annualized effect of businesses acquired and disposed of in 2000 accounted for approximately 2 percentage points of the growth in consolidated sales for 2001. Changes in currency translation negatively impacted the consolidated sales growth rate by approximately 2 percentage points for 2001. Sales results reflected benefits from aggressive sales efforts,  new account growth, new products, and additional programs to solve customer cleaning needs. These benefits were partially offset by a poor economic environment and a slowdown in the travel and hospitality markets following the September 11 terrorist attacks.

        The company’s consolidated gross profit margin was 53.7 percent of net sales for 2001, which decreased from a gross profit margin of 54.7 percent in 2000. The lower margin reflected increased raw material costs, unfavorable sales mix, fixed costs growing faster than unit volume, foreign currency effects and general cost increases. The comparison benefited from lower restructuring costs in 2001. Net selling price increases during 2001 were not significant.

        Selling, general and administrative expenses for 2001 were 40.2 percent of net sales, a decrease from total selling, general and administrative expenses of 40.5 percent of net sales in 2000. Selling,  general and administrative expenses in 2000 included $4.4 million of income for reductions in probable losses related to certain environmental matters partially offset by $4 million of expenses related to a large distributor. Selling, general and administrative expense improvements for 2001 primarily reflected the benefits of a tighter focus on discretionary costs, lower incentive-based compensation and synergies from acquisitions, which were partially offset by investments in the sales-and-service force, investments in acquisitions and increased retirement plan and medical costs.

        Operating income for 2001 was $318 million and decreased 7 percent from $343 million in 2000. This is a decrease of 2 percent from 2000 when excluding the unusual items that occurred during 2000. Business acquisitions had a minimal effect on operating income for 2001. As a percentage of net sales, operating income was 13.5 percent compared with 2000 operating income of 14.3 percent,  excluding unusual items. This decrease in operating income reflects the poor economic environment and a slowdown in the travel and hospitality markets.

        The company’s net income for 2001 was $188 million, a decrease of 9 percent compared with net income of $206 million for 2000.  Excluding the unusual items from 2000, net income for 2001 decreased 5 percent from $198 million. The decrease in net income reflected the effects of a difficult economic environment, lower gross margins, higher net interest expense, lower equity in the earnings of Henkel-Ecolab and the negative impact of foreign currency translation. As a percentage of net sales, after-tax income for 2001 was 8.0 percent, down from 8.7 percent in 2000, excluding the unusual items previously mentioned.

2000 compared with 1999

Consolidated net sales reached nearly $2.3 billion for 2000, an increase of 9 percent over net sales of nearly $2.1 billion in 1999.  This sales growth reflected double-digit increases in Kay’s and Pest Elimination’s operations and in sales in the Latin America region, as well as another year of solid growth in the company’s core Institutional business. Business acquisitions also contributed to the overall sales growth for 2000. Businesses acquired in 2000 and the annualized effect of businesses acquired in 1999 accounted for approximately 3 percentage points of the growth in consolidated sales for 2000.

Changes in currency translation had a very modest negative effect on the consolidated sales growth rate for 2000. The growth in sales also reflected new product introductions, a larger and better trained sales-and-service force, new customers and a continuation of generally good conditions in the hospitality and lodging industries,  particularly in the United States.

        The consolidated gross profit margin was 54.7 percent of net sales for 2000, down slightly from a gross profit margin of 54.9 percent in 1999. This modest decrease reflected the negative effects of the lower gross margin and more service-related businesses the company has acquired, higher costs of fuel and special charges. The gross profit margin for 2000 benefited from strong Institutional and International performances and sales of new products. Selling price increases for 2000 were not significant.

        Selling, general and administrative expenses for 2000 were 40.5 percent of net sales, a decrease from total selling, general and administrative expenses of 41.0 percent of net sales in 1999. Selling,  general and administrative expenses included approximately $4 million of expenses related to a large distributor in both 2000 and 1999. Prior to issuing the company’s 1999 annual financial statements, the company received notice of a January 31, 2000 bankruptcy filing by a large distributor. This resulted in a $4 million charge in 1999 for outstanding accounts receivable related to 1999 sales. In 2000,  the company expensed another $4 million related to this distributor,  $2 million of which was for additional receivables from sales in 2000 and $2 million of which was for a preference claim the bankruptcy estate filed against the company in 2001. Selling, general and administrative expenses in both years also included a significant favorable item: expenses for 2000 were reduced by $4.4 million for reductions in probable losses related to certain environmental matters, and 1999 included a non-taxable gain of $1.5 million related to the demutualization of an insurance company. The $4.4 million reduction in probable losses in 2000 relates to an environmental claim made against the company by the Netherlands government. In 1996 the company recorded a liability of $5 million related to its best estimate of the probable losses associated with these claims. In 2000, the Netherlands government settled the claim for $600,000. Selling, general and administrative expense improvements for 2000 also reflected lower costs related to retirement plans, and the benefits of synergies from the effects of business acquisitions and cost controls. These benefits were partially offset by higher investments in the sales-and-service force and in new businesses.

        During the fourth quarter of 2000, management approved various actions to improve the long-term efficiency and competitiveness of the company and to reduce costs. These actions included personnel reductions, discontinuance of certain product lines, changes to certain manufacturing and distribution operations and the closing of selected sales and administrative offices. As a result of these actions, the company recorded special charges totaling $7.1 million ($4.3 million after tax, or $0.03 per diluted share). Further details related to these special charges are included in Note 3 of the notes to consolidated financial statements.

        Also, during the fourth quarter of 2000, the company sold its Jackson dishmachine manufacturing business for cash proceeds of approximately $36 million. The company realized a gain on the sale of $25.9 million ($15.0 million after tax, or $0.11 per diluted share).

        Operating income for 2000, excluding the unusual items, totaled $324 million and increased 12 percent over consolidated operating income of $290 million in 1999. Business acquisitions accounted for approximately 2 percentage points of the growth in operating income for 2000. As a percentage of net sales, operating income excluding the unusual items represented 14.3 percent compared with the 1999 operating income of 13.9 percent. These improvements in operating income reflected the strong performance of the company’s International and U.S. Institutional operations.

        The company’s net income for 2000 was $206 million. Net income included $2.4 million of net expense to reflect the cumulative effect of a change in accounting for revenue recognition. This change resulted from adopting the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” This amount was recorded to reflect changes in the company’s policies from recording revenue when products are shipped to the time title transfers to the customer. Excluding this charge and the other unusual items, after-tax income for 2000 would have been $198 million, an increase of 13 percent over net income of $176 million in 1999. This improvement reflected strong operating income growth, a lower effective income tax rate and improved equity in earnings of Henkel-Ecolab, partially offset by higher net interest expense.  As a percentage of net sales, this after-tax income was 8.7 percent,  up slightly from net income of 8.5 percent in 1999.

Operating Segment Performance

(thousands)	2001	2000	1999
Net sales
United States
Cleaning & Sanitizing	$1,582,895	$1,532,033	$1,424,037
Other Services	273,020	248,317	211,562
Total United States	1,855,915	1,780,350	1,635,599
International Cleaning & Sanitizing	521,959	465,452	420,799
Total	2,377,874	2,245,802	2,056,398
Effect of foreign currency translation	(23,151)	18,511	23,614
Consolidated	$2,354,723	$2,264,313	$2,080,012

Operating income
United States
Cleaning & Sanitizing	$246,936	$249,182	$230,520
Other Services	29,338	25,515	25,114
Total United States	276,274	274,697	255,634
International Cleaning & Sanitizing	49,770	47,240	36,396
Total	326,044	321,937	292,030
Corporate	(4,938)	18,491	(4,570)
Effect of foreign currency translation	(2,927)	2,711	2,491
Consolidated	$318,179	$343,139	$289,951

Operating income as a percent of net sales
United States
Cleaning & Sanitizing	15.6%	16.3%	16.2%
Other Services	10.7	10.3	11.9
Total	14.9	15.4	15.6
International Cleaning & Sanitizing	9.5%	10.1%	8.6%

        The company’s operating segments have similar products and services and the company is organized to manage its operations geographically. The company’s operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing,  United States Other Services, and International Cleaning & Sanitizing.  The company evaluates the performance of its International operations based on fixed management rates of currency exchange. Therefore,  International sales and operating income totals, as well as the International financial information included in this financial discussion,  are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2001. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about the company’s reportable segments is included in Note 15 of the notes to consolidated financial statements. The following chart presents the comparative percentage change in net sales for each of the company’s operating segments for 2001 and 2000.

	Percent Change from Prior Year
	2001	2000
Net sales
United States Cleaning & Sanitizing
Institutional	3%	8%
Kay	8	36
Textile Care	(5)	(5)
Professional Products	7	(4)
Water Care Services	5	6
Vehicle Care	9	5
Food & Beverage	1	4
Total United States Cleaning & Sanitizing	3%	8%
United States Other Services
Pest Elimination	8%	12%
GCS Service	33	35
Jackson	—	(2)
Total United States Other Services	10%	17%
Total United States	4%	9%
International Cleaning & Sanitizing
Asia Pacific	9%	4%
Latin America	13	34
Canada	7	7
Africa/Export and Other	32	8
Total International Cleaning & Sanitizing	12%	11%
Consolidated	4%	9%

[GRAPH]

        Sales of the company’s United States Cleaning & Sanitizing operations were nearly $1.6 billion in 2001 and increased 3 percent over net sales of $1.5 billion in 2000. Business acquisitions accounted for approximately 1 percentage point of the growth in sales for 2001.  Sales reflected solid growth in the company’s Kay, Professional Products and Vehicle Care operations. The sales improvement also reflected benefits from new products and services, as well as aggressive sales efforts and programs. Net selling price increases during 2001 were not significant. U.S. Institutional operations sales growth during 2001 reflected modest growth in its specialty, housekeeping and Ecotemp programs, which were partially offset by the continuing slow down in the economy and the weaker demand in the lodging and restaurant markets due to the events of September 11, 2001.  Excluding the acquisition of Facilitec, Institutional’s sales increased 2 percent for 2001. Sales of Kay’s U.S. operations increased over the prior year with significant growth in its food retail business and good growth in sales to the quickservice market. Excluding the acquisition of Southwest Sanitary Distributing Company (SSDC) in February 2000,  Kay’s sales for 2001 increased 5 percent over the prior year. Textile Care sales decreased from the prior year due to exiting selected business and a very competitive market. Professional Products sales increased in 2001 with good growth in its healthcare and janitorial sales. Professional Products’ sales have been positively impacted by long-term supply agreements in its janitorial business. Water Care Services sales increased over the prior year with good growth in sales to the food and beverage and hospitality markets. Vehicle Care sales growth for 2001 was primarily due to new products and additional business with major oil company chains. Food & Beverage U.S. sales increased from the prior year with good growth in the beverage market.

[GRAPH]

        Sales of United States Other Services operations increased 10 percent to $273 million in 2001, from $248 million in 2000. Excluding the effects of businesses acquired and disposed of, sales increased 7 percent for 2001. Pest Elimination’s sales in 2001 included solid growth in contract services, slightly offset by a slowdown in non-contract services due to economic conditions. GCS Service sales growth increased over last year reflecting the continued expansion of its operations through acquisitions. Excluding the effects of businesses acquired,  GCS sales increased 4 percent for 2001. In the fourth quarter of 2000,  the company sold its Jackson dishmachine manufacturing business.

[GRAPH]

        Management rate-based sales of the company’s International Cleaning & Sanitizing operations reached $522 million for 2001, an increase of 12 percent over sales of $465 million in 2000. Business acquisitions accounted for approximately 5 percentage points of the sales increase in 2001 for International Cleaning & Sanitizing operations. Excluding business acquisitions, Asia Pacific sales increased 8 percent with double-digit sales growth in New Zealand and East Asia and good growth in Japan. The increase in Asia Pacific sales was primarily from the food and beverage and institutional markets. Latin America sales increased  7 percent in 2001, excluding business acquisitions, with good growth in almost all countries. Sales in Canada increased over the prior year due to strong growth in sales to the institutional and food and beverage markets. Sales of the Africa/Export region increased sharply in 2001 due to strong results in South Africa and the full-year sales effect of a business, which was acquired in September 2000.

        Operating income of the company’s United States Cleaning & Sanitizing operations was $247 million in 2001, a decrease of 1 percent from operating income of $249 million in 2000. Business acquisitions had little effect on operating income for 2001. Operating income included strong growth for Professional Products and Water Care Services with moderate growth in Kay and Vehicle Care operations.  Operating income of Institutional, Food & Beverage and Textile Care was lower than the prior year. As a percentage of net sales, operating income decreased from 16.3 percent in 2000 to 15.6 percent in 2001.  Operating income margins declined due to lower sales volumes, unfavorable sales mix, increased storage and handling costs and increased raw material costs. The company added 50 sales-and-service associates to its United States Cleaning & Sanitizing operations during 2001.

        Operating income of United States Other Services operations increased 15 percent to $29 million in 2001. Excluding operating income of businesses acquired in 2001 and the annualized effect of businesses acquired and disposed of in 2000, operating income for 2001 increased 20 percent. Both Pest Elimination and GCS reported double-digit increases in operating income. The operating income margin of United States Other Services operations was 10.7 percent,  which is up from 10.3 percent of net sales in 2000. This increase reflected GCS’ efforts to improve income by focusing on operational efficiencies, as well as Pest Elimination’s increased productivity, more efficient use of products and cost controls. During 2001, the company added 120 sales-and-service associates to its United States Other Services operations.

        Operating income of International Cleaning & Sanitizing operations rose 5 percent to $50 million in 2001 from operating income of $47 million in 2000. The effects of businesses acquired accounted for approximately 1 percentage point of the growth in operating income for 2001. The International operating income margin decreased from 10.1 percent in 2000 to 9.5 percent in 2001. While the Latin America and Africa/Export regions showed operating income margin improvement, the margins for Asia Pacific and Canada declined due to higher raw material costs. Excluding associates added by Henkel-Ecolab, the company added 160 sales-and-service associates to its International Cleaning & Sanitizing operations during 2001.

        Operating income margins of the company’s International operations are presently less than the operating income margins realized for the company’s U.S. operations. The lower International margins are due to higher costs of importing raw materials and finished goods, increased investments in dispensing equipment and the additional costs caused by the difference in scale of International operations where operating locations are smaller in size as well as to the additional cost of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate growth of International operations.

2000 compared with 1999

Sales of the company’s United States Cleaning & Sanitizing operations exceeded $1.5 billion in 2000 and increased 8 percent over net sales of $1.4 billion in 1999. Business acquisitions accounted for approximately 2 percentage points of the growth in sales for 2000. Sales reflected double-digit growth in sales of Kay’s operations and good growth in the core Institutional operations. The sales improvement also reflected sales of new products and services, a larger and better trained sales-and-service force, aggressive sales efforts and programs and generally good conditions in the hospitality and lodging industries.  Selling price increases during 2000 were not significant. Sales of U.S.  Institutional operations increased in 2000 with good growth in its specialty, housekeeping and Ecotemp programs, and modest growth in warewashing and laundry sales. Business acquisitions were not significant to Institutional’s sales growth. Excluding the acquisition of SSDC, Kay’s U.S. sales increased 14 percent over 1999 with good growth in sales to the quickservice market and continued growth and expansion of its food retail business. Textile Care sales decreased in 2000 as markets remained very price competitive. Sales of Professional Products decreased reflecting lower sales to the private label and government markets, partially offset by higher sales of healthcare products. Water Care Services sales increased due to good growth in sales to the hospitality and food and beverage markets. Excluding the annualized effect of the Blue Coral business acquired in February 1999, Vehicle Care sales decreased 1 percent for 2000 reflecting the loss of some customers during the integration of the Blue Coral business, which included sales force reorganizations and product consolidation. Food & Beverage U.S. sales increased moderately with strong growth in sales to the dairy and beverage markets.

        Sales of United States Other Services operations increased 17 percent to $248 million in 2000, from $212 million in 1999. Excluding the effects of businesses acquired, sales increased 10 percent for 2000.

Pest Elimination’s sales increased due to high growth in new contract sales and a continuation of solid growth across all of its business lines.  Sales of the GCS commercial kitchen equipment parts and repair operations rose as the company continued to expand operations through business acquisitions. Excluding the effects of businesses acquired,  GCS sales increased 9 percent for 2000. In the fourth quarter of 2000,  the company sold its Jackson dishmachine manufacturing business.  Jackson’s sales in 2000, prior to its divestiture, were flat compared with the full year sales for 1999.

        Management rate-based sales of the company’s International Cleaning & Sanitizing operations reached $465 million for 2000, an increase of 11 percent over sales of $421 million in 1999. Business acquisitions accounted for approximately 50 percent of the increase in International Cleaning & Sanitizing sales for 2000. Excluding business acquisitions, Asia Pacific sales increased 3 percent with double-digit growth in East Asia, good growth in New Zealand and Japan and lower sales in Australia. Asia Pacific sales reflected good growth in sales to both the institutional and food and beverage markets. Excluding businesses acquired, Latin America sales increased 10 percent with continued significant growth in Mexico and modest growth in Brazil. Sales in Canada rose with solid growth in sales to the institutional markets and improved sales to the food and beverage, textile care and professional products markets. Sales of Africa/Export operations increased due to an additional Export business acquired and good growth in sales of Africa’s operations.

        Operating income of the company’s United States Cleaning & Sanitizing operations reached $249 million in 2000 and increased 8 percent over operating income of $231 million in 1999. Business acquisitions accounted for approximately 10 percent of the growth in operating income for 2000. Operating income included good growth in Kay, Institutional and Water Care operations and modest growth in Food & Beverage. Operating income of Professional Products, Vehicle Care and Textile Care was lower than in 1999. As a percentage of net sales, operating income increased slightly to 16.3 percent in 2000,  from 16.2 percent in 1999. This margin improvement reflected strong results of the core Institutional operations, growth in sales of new products, synergies from the integration of businesses acquired, modest increases in raw material costs and tight cost controls. These benefits were substantially offset by poor results of Professional Products operations, investments in the sales-and-service force, lower margins of businesses acquired and higher fuel costs. The company added 280 sales-and-service associates to its United States Cleaning & Sanitizing operations during 2000.

        Operating income of United States Other Services operations increased 2 percent to $26 million in 2000. Excluding operating income of businesses acquired in 2000 and the annualized effect of 1999 acquisitions, operating income for 2000 was virtually unchanged from the prior year. Near double-digit growth in Pest Elimination operating income was offset by lower operating income of GCS operations.  Growth in the operating income of the divested Jackson business was not significant. The operating income margin of United States Other Services operations was 10.3 percent of net sales for 2000, down from 11.9 percent of net sales in 1999. This decrease reflected higher GCS operational expenses including fuel surcharges, rising labor rates and insurance losses, partially offset by growth in the sales of new Pest Elimination service offerings and cost controls. During 2000 the company added 225 sales-and-service associates to its United States Other Services operations.

        Operating income of International Cleaning & Sanitizing operations was $47 million in 2000 and increased 30 percent over operating income of $36 million in 1999. The effects of businesses acquired accounted for approximately 20 percent of this operating income growth. The International operating income margin improved to 10.1 percent of net sales in 2000 from 8.6 percent in 1999. All of the company’s international regions of operations reported double-digit growth in operating income and improved operating margins for 2000.  These improvements reflected sales growth from new customers,  including sales of new products, and tight cost controls. The company added 395 sales-and-service associates to its International Cleaning & Sanitizing operations during 2000.

Henkel-Ecolab

        Prior to November 30, 2001, the company operated cleaning and sanitizing businesses in Europe through a 50 percent economic interest in the Henkel-Ecolab joint venture. On November 30, 2001, Ecolab purchased the remaining 50 percent interest of Henkel-Ecolab it did not previously own from Henkel KGaA. Additional details related to this purchase are included in Note 4 of the notes to consolidated financial statements.

        The company included the results of Henkel-Ecolab operations in its financial statements using the equity method of accounting through November 30, 2001. The company’s equity in earnings of Henkel-Ecolab,  which includes royalty income and goodwill amortization, was $16 million in 2001, a decrease of 19 percent when compared to $20 million in 2000. When measured in euros, net income of Henkel-Ecolab for 2001 decreased 13 percent and reflected lower sales volumes driven by slowing economies and increasing raw material, energy and other costs, which were partially offset by price increases.

        Henkel-Ecolab sales, although not consolidated in Ecolab’s financial statements, increased 4 percent when measured in euros. Sales reflected the impact of Europe’s slowing economies and reduced orders from distributors as they lowered inventory levels. When measured in U.S. dollars, Henkel-Ecolab sales were flat when compared to the prior year due to the negative effects of a stronger U.S. dollar.

[GRAPH]

        Ecolab consolidated Henkel-Ecolab’s operations effective with the November 30, 2001 acquisition date and end of Henkel-Ecolab’s fiscal year for 2001. Because the company consolidates its International operations on the basis of their November 30 fiscal year ends,  Henkel-Ecolab’s balance sheet has been consolidated with Ecolab’s balance sheet as of year-end 2001. The income statement for the European operations will be consolidated with Ecolab’s operations beginning in 2002.

2000 compared with 1999

The company’s equity in earnings of Henkel-Ecolab increased 7 percent to $20 million in 2000 from $18 million in 1999. When measured in euros, earnings of Henkel-Ecolab increased 18 percent and reflected the benefits of good sales growth, improved income margins, a lower effective income tax rate and tight cost controls, which more than offset investments in the sales-and-service force.

        Sales of Henkel-Ecolab increased 7 percent when measured in euros. All major business lines contributed to the overall sales growth for 2000. Sales continued to benefit from expansion of global contracts,  new product introductions and acquisitions. Henkel-Ecolab sales decreased 7 percent when measured in U.S. dollars due to the negative effects of a stronger U.S. dollar.

Corporate

Corporate operating expense totaled $5 million in 2001, compared with corporate operating income of $18 million in 2000 and corporate operating expense of $5 million in 1999. Historically, corporate operating expense includes overhead costs directly related to the Henkel-Ecolab joint venture. However, in 2000, corporate operating income also included the $25.9 million gain on the sale of the Jackson business, special charges of $7.1 million and income of $4.4 million for net reductions in probable losses related to certain environmental matters.

Interest and Income Taxes

Net interest expense for 2001 was $28 million, an increase of 16 percent over net interest expense of $25 million in 2000. This increase reflected higher debt levels during the year, including the additional debt incurred to purchase the remaining 50 percent of Henkel-Ecolab.

        Net interest expense of $25 million for 2000 increased 8 percent over net interest expense of $23 million in 1999. This increase reflected higher average debt levels during 2000 incurred to fund stock repurchases and business acquisitions.

        The company’s effective income tax rate was 40.5 percent for 2001, a decrease from the effective income tax rates in 2000 and 1999 of 40.7 percent and 41.1 percent,  respectively.  Excluding the effects of the sale of Jackson and special charges, the effective income tax rate for 2000 was 40.5 percent. The decrease in the 2001 and 2000 effective tax rates from 1999 was principally due to lower overall effective rates on earnings of International operations.  International’s effective income tax rate varies from year-to-year with the pre-tax income mix of the various countries in which the company operates. The 1999 effective income tax rate also benefited slightly from a one-time gain of $1.5 million related to the demutualization of an insurance company.

Financial Position

The company has maintained its long-term financial objective of an investment-grade balance sheet since 1993. The company’s debt continued to be rated within the “A” categories by the major rating agencies during 2001. Significant changes in the company’s financial position during 2001 and 2000 included the following:

•      Total assets reached $2.5 billion at December 31, 2001, an increase of 47 percent over total assets of $1.7 billion at year-end 2000. At year-end 2001, the balance sheet of Henkel-Ecolab was consolidated with the company’s balance sheet due to the acquisition of the remaining 50 percent of Henkel-Ecolab from Henkel KGaA. Total assets as of November 30, 2001 increased approximately $0.7 billion as a result of this acquisition and the consolidation of Henkel-Ecolab.

        During 2000, total assets increased to $1.7 billion at year-end 2000 from $1.6 billion at year-end 1999. This increase reflects growth in ongoing operations and assets added through business acquisitions over the year. The increase in goodwill and other intangible assets was primarily due to the acquisition of Spartan, Southwest Sanitary Distributing Company and Facilitec in 2000. Accounts receivable,  inventories and property, plant and equipment were also added in 2000 as a result of these acquisitions.

•      Working capital levels increased to $102 million at December 31,  2001 from $69 million at year-end 2000 reflecting lower levels of current liabilities prior to the Henkel-Ecolab acquisition, as well as increases in accounts receivable and inventory due to the consolidation of Europe’s balance sheet for the first time as of year-end 2001.  During 2001, short-term debt increased approximately $97 million due to the issuance of commercial paper to finance the acquisition of Henkel-Ecolab. Working capital levels at year-end 2000 of $69 million were down from $107 million at year-end 1999 reflecting higher levels of short-term debt, accounts payable and other current liabilities.

•      Total debt was $746 million at December 31, 2001 and increased from total debt of $371 million at year-end 2000 and $281 million at year-end 1999. Additional commercial paper borrowings were incurred during 2001 to fund the acquisition of the remaining 50 percent of Henkel-Ecolab. At December 31, 2001, the company classified $265.9 million of commercial paper borrowings as long-term debt. In February 2002, the company refinanced $265.9 million of commercial paper borrowings through the issuance of euro 300 million of Eurobonds. The company reduced debt under its 9.68 percent Senior Notes through scheduled debt repayments during both 2001 and 2000.  As of December 31, 2001, the ratio of total debt to capitalization rose

[GRAPH]

to 46 percent, from 33 percent at year-end 2000 and 27 percent at year-end 1999. The higher debt to capitalization ratio for 2001 was due to funding for the company’s acquisition of Henkel-Ecolab. The increase in the debt to capitalization ratio for 2000 was due to funding for the company’s share repurchase program.

Cash Flows

Cash provided by operating activities reached a new record high of $364 million for 2001, an increase from $315 million in 2000 and $293 million in 1999. The operating cash flow for 2001 increased due to a reduction in year-end accounts receivable and the additional cash flows generated by business acquisitions. The operating cash flow increase during 2000 benefited from strong earnings growth, including additional earnings and cash flows from businesses acquired. Changes in net operating asset levels positively affected the operating cash flow by approximately $10 million in 2001 and negatively affected it by approximately $2 million in 2000 and $16 million in 1999.

        Cash flows used for investing activities included capital expenditures of $158 million in 2001, $150 million in 2000 and $146 million in 1999. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year’s capital expenditures.  Merchandising equipment is depreciated over 3 to 7 year lives. The company also continued to invest in additional manufacturing facilities through construction and business acquisitions in order to meet sales requirements more efficiently. Cash used for businesses acquired included Henkel-Ecolab in 2001, Spartan and Facilitec in 2000 and Blue Coral in 1999. Investing cash flow activity also included the proceeds from the sale of the Jackson business in 2000 and the sale of certain Gibson businesses and duplicate facilities in 1999 which the company chose not to retain.

        Financing cash flow activity included cash used to reacquire shares and pay dividends and cash provided and used through the company’s debt arrangements. In May 2000, the company announced a program to repurchase up to $200 million of its common stock. Share repurchases totaled $32 million in 2001, $187 million in 2000 and $42 million in 1999. These repurchases were funded with operating cash flows and additional debt. In December 2000, the company announced an authorization to repurchase up to 5 million additional shares of common stock.

[GRAPH]

        In 2001, the company increased its annual dividend rate for the tenth consecutive year. The company has paid dividends on its common stock for 65 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001	$0.13	$0.13	$0.13	$0.135	$0.525
2000	0.12	0.12	0.12	0.13	0.49
1999	0.105	0.105	0.105	0.12	0.435

Liquidity and Capital Resources

The company currently expects to fund all of the requirements which are reasonably foreseeable for 2002, including new program investments, scheduled debt repayments, dividend payments, possible acquisitions, and share repurchases from operating activities, including cash flows from the recently acquired Henkel-Ecolab operations, and funds raised through the February 2002 Eurobond issuance and commercial paper issuance. Cash provided by operating activities reached an all-time high of $364 million in 2001, despite the impact of deteriorating economic conditions on key customer segments. While cash flows could be negatively affected by a decrease in revenues, the company does not believe that its revenues are highly susceptible,  over the short run, to rapid changes in technology within our industry.  The company has a $450 million U.S. commercial paper program and a 200 million Australian dollar commercial paper program. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s. To support its commercial paper programs, the company maintains a $275 million multi-year committed credit agreement (terminating December 2005) and a $175 million 364-day committed credit facility (terminating December 2002). The company can draw directly on both credit facilities. As of February 14, 2002, approximately $167.5 million of these credit facilities were committed to support outstanding commercial paper, leaving $282.5 million available for other uses.  Additional details on the company’s credit facilities are included in Note 6 of the notes to consolidated financial statements.

        The company does not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, the company is not materially exposed to any financing, liquidity, market or credit risk that could arise if Ecolab had engaged in such relationships.

        A schedule of the company’s obligations under various long-term debt agreements and operating leases with noncancelable terms in excess of one year are summarized in the following table:

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$515,367	$3,087	$12,790	$77,020	$422,470
Operating leases	90,807	25,885	33,895	18,528	12,499
Total contractual cash obligations	$606,174	$28,972	$46,685	$95,548	$434,969

        The company does not have significant unconditional purchase obligations, or significant other commercial commitments such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

        The company is in compliance with all covenants and other requirements of its credit agreements and indentures. Additionally,  the company does not have any rating triggers that would accelerate the maturity dates of its debt.

        However, a downgrade in the company’s credit rating would limit or preclude the company’s ability to issue commercial paper under its current programs. A credit rating downgrade could also adversely affect the company’s ability to renew existing, or negotiate new credit facilities in the future and could increase the cost of such facilities.  Should this occur, the company could seek additional sources of funding, including issuing term notes or bonds. In addition, the company has the ability at its option to draw upon its $450 million committed credit facilities prior to their termination.

Market Risk

The company enters into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. The company does not enter into derivatives for trading purposes. The company’s use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on the company’s income statement.

        The company enters into forward contracts, swaps, and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2001, the company had approximately $320 million of foreign currency forward exchange contracts with face amounts denominated primarily in euros.  The majority of these contracts related to short-term financing of the acquisition of Henkel-Ecolab and matured in February 2002. The remaining contracts generally expire within one year.

        The company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. At year-end 2001, the company had an interest rate swap agreement on the first 50 million Australian dollars (approximately $26 million U.S. dollars) of anticipated Australian floating rate debt. This agreement is effective through November 2004 and has a fixed annual pay rate of approximately 6%.

        Based on a sensitivity analysis (assuming a 10 percent adverse change in market rates) of the company’s foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect the company’s financial position and liquidity. The effect on the company’s results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

In January 2002, the company announced that it plans to undertake restructuring and other cost-saving actions during 2002 in order to streamline and improve its global operations. These anticipated actions will result in pretax charges of $50 to $60 million in 2002. These charges will be partially offset by gains attributable to certain benefit plan changes. Approximately $6 million of those gains will be reported in the first quarter of 2002 and an estimated $16 million of net unrealized gains are expected to be amortized over 8 years and will reduce future benefit costs. The restructuring includes a reduction of the company’s global workforce by approximately 2 percent (350-450 positions) during 2002, the closing of several facilities, the discontinuance of selected product lines and other potential actions. The expected cost savings related to the restructuring and benefit plan changes are expected to begin in 2002, have a full impact in 2003, and continue to grow in future years. Upon completion of the plan in 2003, the company expects annual pretax savings of $25 million to $30 million ($15 million to $18 million after tax).

        Effective March 2002, the company will change its postretirement benefits plan. The company will discontinue its employer subsidy of postretirement health care benefits for most of its active employees.  The subsidized benefits will continue to be provided to certain defined active employees and all existing retirees. As a result of these actions,  the company will record a curtailment gain of approximately $6 million in the first quarter of 2002, as mentioned in the preceding paragraph.  In addition, the company will make changes in March 2002 to its 401(k) savings plan. Employee before-tax contributions of up to 3 percent of eligible compensation will be matched 100 percent by the company and employee before-tax contributions between 3 percent and 5 percent will be matched 50 percent by the company and will be 100 percent vested immediately.

        In February 2002, the company issued euro 300 million ($265.9 million) of Eurobonds, due February 2007. The proceeds from this debt issuance were used to repay a portion of outstanding commercial paper as of December 31, 2001. The commercial paper had been issued to finance the acquisition of the remaining 50 percent of Henkel-Ecolab that the company purchased on November 30, 2001.

Consolidated statement of income

Year ended December 31 (thousands, except per share)	2001	2000	1999
Net sales	$2,354,723	$2,264,313	$2,080,012

Operating expenses (income)
Cost of sales (including restructuring income of $566 in 2001 and expenses of $1,948 in 2000)	1,089,631	1,025,906	937,612
Selling, general and administrative expenses	946,089	916,004	852,449
Gain on sale of Jackson business		(25,925)
Special charges	824	5,189

Operating income	318,179	343,139	289,951

Interest expense, net	28,434	24,605	22,713

Income before income taxes and equity in earnings of Henkel-Ecolab	289,745	318,534	267,238

Provision for income taxes	117,408	129,495	109,769

Equity in earnings of Henkel-Ecolab	15,833	19,516	18,317

Income before cumulative effect of change in accounting	188,170	208,555	175,786

Cumulative effect of change in accounting for revenue recognition		(2,428)

Net income	$188,170	$206,127	$175,786

Basic income per common share
Income before change in accounting	$1.48	$1.63	$1.36
Change in accounting		(0.02)
Net income	$1.48	$1.61	$1.36
Diluted income per common share
Income before change in accounting	$1.45	$1.58	$1.31
Change in accounting		(0.02)
Net income	$1.45	$1.56	$1.31

Weighted-average common shares outstanding
Basic	127,416	127,753	129,550
Diluted	129,928	131,946	134,419

Consolidated balance sheet

December 31 (thousands, except per share)	2001	2000	1999
Assets
Current assets
Cash and cash equivalents	$41,793	$43,965	$47,748
Accounts receivable, net	514,074	326,937	299,751
Inventories	279,785	168,220	176,369
Deferred income taxes	53,781	50,709	41,701
Other current assets	40,150	10,737	11,752
Total current assets	929,583	600,568	577,321

Property, plant and equipment, net	644,323	501,640	448,116

Investment in Henkel-Ecolab		199,642	219,003

Goodwill, net	596,925	252,022	205,330

Other intangible assets, net	178,951	55,034	44,426

Other assets	175,218	105,105	91,750

Total assets	$2,525,000	$1,714,011	$1,585,946

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	$233,393	$136,592	$112,060
Accounts payable	199,772	146,428	122,701
Compensation and benefits	132,720	88,330	90,618
Income taxes	18,887		5,743
Other current liabilities	243,180	160,684	139,552
Total current liabilities	827,952	532,034	470,674

Long-term debt	512,280	234,377	169,014

Postretirement health care and pension benefits	183,281	117,790	97,527

Other liabilities	121,135	72,803	86,715

Shareholders’ equity (common stock, par value $1. 00 per share; shares outstanding: 2001 — 127,900; 2000 — 127,161; 1999 — 129,416)	880,352	757,007	762,016

Total liabilities and shareholders’ equity	$2,525,000	$1,714,011	$1,585,946

Consolidated statement of cash flows

Year ended December 31 (thousands)	2001	2000	1999
Operating Activities
Net income	$188,170	$206,127	$175,786
Adjustments to reconcile net income to cash provided by operations:
Cumulative effect of change in accounting		2,428
Depreciation	128,020	119,072	109,946
Amortization	34,970	29,364	24,584
Deferred income taxes	(2,950)	(11,604)	(3,903)
Equity in earnings of Henkel-Ecolab	(15,833)	(19,516)	(18,317)
Henkel-Ecolab royalties and dividends	23,928	15,914	21,826
Restructuring expenses — asset disposals	(566)	2,786
Gain on sale of Jackson business		(25,925)
Other, net	(1,373)	(913)	(303)
Changes in operating assets and liabilities:
Accounts receivable	20,570	(30,635)	(44,643)
Inventories	(8,014)	(22,585)	(8,913)
Other assets	(26,049)	(7,332)	(23,842)
Accounts payable	(7,451)	16,626	(4,512)
Other liabilities	31,059	41,679	65,785
Cash provided by operating activities	364,481	315,486	293,494

Investing Activities
Capital expenditures	(157,937)	(150,009)	(145,622)
Property disposals	3,027	2,092	6,293
Businesses acquired and investments in affiliates	(469,804)	(90,603)	(45,991)
Sale of businesses and assets		35,803	12,090
Other, net			(1,246)
Cash used for investing activities	(624,714)	(202,717)	(174,476)

Financing Activities
Net issuances of notes payable	204,218	124,080	43,896
Long-term debt borrowings	149,817		62,552
Long-term debt repayments	(16,283)	(21,777)	(122,096)
Reacquired shares	(32,164)	(186,516)	(42,395)
Cash dividends on common stock	(66,456)	(61,644)	(54,333)
Other, net	18,381	30,622	13,263
Cash provided by (used for) financing activities	257,513	(115,235)	(99,113)

Effect of exchange rate changes on cash	548	(1,317)	(582)

Increase (Decrease) in Cash and Cash Equivalents	(2,172)	(3,783)	19,323
Cash and cash equivalents, beginning of year	43,965	47,748	28,425
Cash and cash equivalents, end of year	$41,793	$43,965	$47,748

Consolidated statement of comprehensive income

and shareholders’ equity

(thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance December 31, 1998	$144,706	$198,212	$637,147	$(10,998)	$(29,880)	$(248,646)	$690,541

Net income			175,786				175,786
Foreign currency translation					(29,483)		(29,483)
Comprehensive income							146,303

Cash dividends declared			(56,332)				(56,332)
Stock options	850	15,211					16,061
Stock awards, net issuances		9,867		(8,006)		874	2, 735
Business acquisitions						(187)	(187)
Reacquired shares						(42,395)	(42,395)
Amortization				5,290			5,290
Balance December 31, 1999	145,556	223,290	756,601	(13,714)	(59,363)	(290,354)	762,016

Net income			206,127				206,127
Foreign currency translation					(29,712)		(29,712)
Comprehensive income							176,415

Cash dividends declared			(62,769)				(62,769)
Stock options	2,190	44,633					46,823
Stock awards, net issuances		1,949		595		(704)	1,840
Business acquisitions	424	13,715				(165)	13,974
Reacquired shares						(186,516)	(186,516)
Amortization				5,224			5,224
Balance December 31, 2000	148,170	283,587	899,959	(7,895)	(89,075)	(477,739)	757,007

Net income			188,170				188,170
Foreign currency translation					(5,962)		(5,962)
Other comprehensive loss					(586)		(586)
Comprehensive income							181,622

Cash dividends declared			(67,080)				(67,080)
Stock options	1,564	34,985					36,549
Stock awards, net issuances		880		14		(180)	714
Business acquisitions						(501)	(501)
Reacquired shares						(32,164)	(32,164)
Amortization				4,205			4,205
Balance December 31, 2001	$149,734	$319,452	$1,021,049	$(3,676)	$(95,623)	$(510,584)	$880,352

Common Stock Activity

	2001		2000		1999
Year ended December 31 (shares)	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Common Stock	Treasury Stock
Shares, beginning of year	148,169,930	(21,009,195)	145,556,459	(16,140,244)	144,705,783	(15,227,043)
Stock options	1,564,137		2,189,360		850,676
Stock awards, net issuances		21,382		7,009		196,546
Business acquisitions		(15,017)	424,111	(4,395)		(5,976)
Reacquired shares		(831,119)		(4,871,565)		(1,103,771)
Shares, end of year	149,734,067	(21,833,949)	148,169,930	(21,009,195)	145,556,459	(16,140,244)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements

Note 1. Nature of Business

Ecolab Inc. (the company) is the leading global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospitality, institutional and industrial markets. Customers include hotels and restaurants; foodservice,  healthcare and educational facilities; quickservice (fast-food) units; commercial laundries; light industry; dairy plants and farms; and food and beverage processors around the world.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Prior to November 30, 2001, the company accounted for its investment in Henkel-Ecolab under the equity method of accounting. As discussed further in Note 4, on November 30, 2001, the company acquired the remaining 50 percent interest of the Henkel-Ecolab joint venture that it did not previously own, and Henkel-Ecolab became a wholly-owned subsidiary of the company. Because the company consolidates its international operations on the basis of their November 30 fiscal year ends, the balance sheet of Henkel-Ecolab as of November 30, 2001 has been consolidated with the company’s balance sheet as of year-end 2001.  The income statement, however, for the European operations will be consolidated with the company’s operations beginning in 2002.  International subsidiaries, including Henkel-Ecolab, are included in the financial statements on the basis of their November 30 fiscal year ends to facilitate the timely inclusion of such entities in the company’s consolidated financial reporting.

Foreign Currency Translation

Financial position and results of operations of the company’s international subsidiaries, including Henkel-Ecolab, generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders’ equity. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company’s International operations.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Inventory Valuations

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 29 percent, 47 percent and 41 percent of consolidated inventories at year-end 2001, 2000 and 1999, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis, including the inventory of Henkel-Ecolab which was included in consolidated inventories at year-end 2001.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low-temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 50 years for buildings,  3 to 7 years for merchandising equipment, and 3 to 11 years for machinery and equipment.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of purchase price over fair value of net assets acquired. Other intangible assets include primarily customer relationships, noncompete agreements and trademarks.  These assets are amortized on a straight-line basis over their estimated economic lives, generally not exceeding 30 years.

Long-Lived Assets

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded,  if any, is calculated by the excess of the asset’s carrying value over its fair value.

Revenue Recognition

The company has historically recognized revenue as services were performed or products were shipped to customers.  During 2000, the company completed an analysis of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” As a result of this analysis, the company changed certain policies to recognize revenue on product sales at the time title transfers to the customer. The cumulative effect of this change on periods prior to 2000 was $2,428,000 (net of income tax benefits of $1,592,000), or $0.02 per diluted share, and has been included in the company’s consolidated statement of income for 2000.

Income Per Common Share

The computations of the basic and diluted per share amounts for the company’s operations were as follows:

(thousands, except per share)	2001	2000	1999
Income before change in accounting	$ 188,170	$ 208,555	$ 175,786

Weighted-average common shares outstanding
Basic	127,416	127,753	129,550
Effect of dilutive stock options and awards	2,512	4,193	4,869
Diluted	129,928	131,946	134,419

Income before change in accounting per common share
Basic	$1.48	$1.63	$1.36
Diluted	$1.45	$1.58	$1.31

        Stock options to purchase approximately 3. 7 million shares for 2001, 6. 3 million shares for 2000 and 3. 6 million shares for 1999 were not dilutive and, therefore, were not included in the computations of diluted income per common share amounts.

Comprehensive Income

For the company, comprehensive income includes net income, foreign currency translation adjustments and gains and losses on derivative instruments designated and effective as cash flow hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders’ equity.

Use of Estimates

The preparation of the company’s financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141,  “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

        The most significant changes made by SFAS No. 141 are: 1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and 2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

        SFAS No. 142 primarily addresses the accounting for acquired goodwill and other intangible assets (i.e. , the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for the company beginning in 2002. The most significant changes made by SFAS No. 142 are: 1) goodwill and indefinite-lived intangible assets will no longer be amortized; 2) goodwill and indefinite-lived intangible assets will be tested for impairment at least annually; and 3) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

        The company adopted SFAS No. 141 effective July 1, 2001, and SFAS No. 142 will be adopted effective January 1, 2002. Goodwill and other intangible assets acquired after June 30, 2001, are subject immediately to the nonamortization and amortization provisions of this statement. These standards only permit prospective application of the new accounting; accordingly, adoption of these standards will not affect previously reported financial information. The principal effect of SFAS No. 142 will be the elimination of goodwill amortization. The company estimates the impact of not amortizing historical goodwill existing prior to the new goodwill generated by the Henkel-Ecolab transaction described in Note 4 to be an after-tax benefit of approximately $19 million, or 15 cents per diluted share for the year ended December 31, 2001. The company is currently assessing whether it will record a cumulative effect of a change in accounting for transitional goodwill impairment in 2002 upon adoption of SFAS No. 142.

Reclassifications

Certain reclassifications have been made to the previously reported 2000 and 1999 balance sheet amounts to conform with the 2001 presentation. These reclassifications had no impact on previously reported net income or shareholders’ equity. In addition, in connection with adopting EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer”, the company will reclassify certain customer incentive costs from selling, general and administrative expenses to a component of revenue during 2002, the impact of which will decrease revenue by approximately $35 million. Also beginning in 2002, the company will reclassify repair part costs from selling, general and administrative expense to cost of sales, the impact of which will increase cost of sales by approximately $30 million.

Note 3. Special Charges

During the fourth quarter of 2000 management approved various actions to improve the long-term efficiency and competitiveness of the company and to reduce costs. These actions included personnel reductions, discontinuance of certain product lines, changes to certain manufacturing and distribution operations and the closing of selected sales and administrative offices. As a result of these actions the company recorded restructuring expenses of $7,137,000 ($4,311, 000 after tax), or $0.03 per diluted share in 2000. These restructuring expenses and subsequent reductions to the related liability accounts included the following:

(thousands)	Employee Termination Benefits	Asset Disposals	Other	Total
Initial expense and accrual	$2,938	$2,786	$1,413	$7,137
Cash payments	(175)		(123)	(298)
Non-cash charges		(2,786)		(2,786)
Restructuring liability, December 31, 2000	2,763	0	1,290	4,053
Cash payments	(2,594)		(1,343)	(3,937)
Revision to prior estimates	(169)	(566)	53	(682)
Non-cash charges		566		566
Restructuring liability, December 31, 2001	$0	$0	$0	$0

        Restructuring expenses have been included in “special charges” on the consolidated statement of income, with a portion of the expenses classified as cost of sales. The expenses have been included in the company’s corporate operating income for segment reporting purposes.  Restructuring liabilities for employee termination benefits were classified in compensation and benefits in current liabilities and restructuring liabilities for other costs were classified in other current liabilities.

        Employee termination benefit expenses included 86 personnel reductions through voluntary and involuntary terminations primarily in the sales, marketing and corporate administrative functions of the company. Cash payments for these benefits were completed during 2001.

        Asset disposals included inventory and property, plant and equipment write-downs. Inventory write-downs totaled $1,948,000 and reflect the discontinuance of product lines which were not consistent with the company’s long-term strategies. Revisions of prior year estimates related to inventory write-downs reduced current year cost of sales by $566,000. Property, plant and equipment write-downs of $838,000 reflected the closing of sales and administrative offices and changes to certain manufacturing and distribution operations.

        Other restructuring expenses included lease termination and other facility exit costs related to the closing of sales and administrative offices.

        During the fourth quarter of 2001, the company incurred $940,000 in special charges to facilitate the acquisition of Henkel-Ecolab and to begin the integration process following the acquisition. These costs have been included in “special charges” on the consolidated statement of income and have been included in corporate operating income for segment reporting purposes.

        During the first quarter of 2002, management announced its plans to undertake further restructuring and cost saving actions during 2002, primarily related to the integration of Henkel-Ecolab. These actions are expected to include workforce reductions, facility closings, employee benefit changes and product discontinuations. The company anticipates these actions will result in pretax charges of $50 million to $60 million in 2002, which will be partially offset by a benefit of approximately $6 million from changes to certain benefit plans. These actions are expected to produce significant annual cost savings.

Note 4.  Henkel-Ecolab

Prior to November 30, 2001, the company and Henkel KGaA, Düsseldorf, Germany (“Henkel”), each owned 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The company accounted for its investment in Henkel-Ecolab under the equity method of accounting prior to November 30, 2001. On November 30, 2001, Ecolab purchased the remaining 50 percent interest of this joint venture it did not previously own from Henkel. Because the company consolidates its international operations on the basis of their November 30 fiscal year ends, the balance sheet of Henkel-Ecolab as of November 30, 2001 has been consolidated with the company’s balance sheet as of year-end 2001. The income statement for the European operations will be consolidated with the company’s operations beginning in 2002.

        Henkel-Ecolab results of operations and the company’s equity in earnings of Henkel-Ecolab included:

(thousands)	2001	2000	1999
Henkel-Ecolab
Net sales	$869,487	$869,824	$937,817
Gross profit	419,635	429,405	465,988
Income before income taxes	67,286	82,652	82,529
Net income	$40,043	$47,659	$46,643
Ecolab equity in earnings
Ecolab equity in net income	$20,022	$23,829	$23,322
Ecolab royalty income from Henkel-Ecolab, net of income taxes	2,123	2,240	2,570
Amortization expense for the excess of cost over the underlying net assets of Henkel-Ecolab	(6,312)	(6,553)	(7,575)
Equity in earnings of Henkel-Ecolab	$15,833	$19,516	$18,317

        Prior year gross profit amounts have been adjusted to reflect the reclassification of shipping and handling charges as cost of sales.  Shipping and handling charges totaled $60.0 million, $58.3 million and $60.5 million for 2001, 2000 and 1999, respectively.

        In 2001, 2000, and 1999, the company and its affiliates sold products and services in the amounts of approximately $507,000, $625,000 and $568,000 to Henkel or its affiliates, and purchased products and services in the amount of approximately $4,628,000, $5,183,000 and $3,530,000 from Henkel or its affiliates. The company also acquired access to certain technology of Henkel during 2000 and 1999 in return for annual payments of approximately $1,700,000 and $1,300,000, respectively. The transactions were made at prices comparable to prices charged to unrelated third parties.

        Prior to November 30, 2001, the company’s investment in Henkel-Ecolab included the unamortized excess of the company’s investment over its equity in Henkel-Ecolab net assets. This excess was $92 million at November 30, 2001 and was included in goodwill, net at year-end 2001. The excess is being amortized on a straight-line basis over estimated economic useful lives of up to 30 years. This historical goodwill plus the new goodwill generated by the acquisition of the remaining 50 percent of Henkel-Ecolab will be subject to provisions of SFAS No. 142.

        Condensed balance sheet information for Henkel-Ecolab was:

November 30 (thousands)	2000	1999
Current assets	$335,944	$351,189
Noncurrent assets	151,161	177,855
Current liabilities	213,597	246,411
Noncurrent liabilities	$65,614	$73,807

                        Henkel owned 36.3 million shares, or approximately 28.4 percent of the company's outstanding common stock on December 31, 2001.

        The company acquired the remaining 50 percent of Henkel-Ecolab for approximately 484 million euros, equal to approximately $433 million at rates of exchange prevailing at the time of the transaction plus $6.5 million of direct transaction related expenses. The purchase price is subject to certain post-closing adjustments.

        The acquisition of Henkel-Ecolab has been accounted for under the purchase method of accounting as a step-acquisition. Accordingly,  the purchase price has been applied to the 50 percent interest of Henkel-Ecolab being acquired.

        The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

November 30 (thousands)	2001
Current assets	$178,705
Property, plant and equipment	66,538
Identifiable intangible assets	119,257
Goodwill	239,737
Other assets	9,185
Total assets acquired	613,422
Current liabilities	115,559
Postretirement health care and pension benefits	38,614
Other liabilities	19,860
Total liabilities assumed	174,033
Purchase price	$439,389

        Identifiable intangible assets have a weighted-average useful life of approximately 14 years. Included as a component of identifiable intangible assets are customer relationships of $83 million and intellectual property of $31 million. Goodwill was assigned to the International Cleaning & Sanitizing reportable segment.

        As part of the transaction, the stockholder agreement between the company and Henkel was amended and extended. The amended stockholder agreement will provide, among other things, that Henkel is permitted to increase its ownership in the company to 35 percent of the outstanding common stock. Henkel will remain entitled to proportionate representation on the company’s board of directors.

        The following unaudited pro forma financial information reflects the consolidated results of the company and Henkel-Ecolab assuming the acquisition had occurred at the beginning of 2000.

(thousands, except per share)	2001	2000
	(unaudited)	(unaudited)
Net sales	$3,224,210	$3,134,137
Income before cumulative effect of change in accounting	192,009	215,651
Diluted income before change in accounting per common share	$1.48	$1.63

        The unaudited pro forma results are presented for information purposes only and include the preliminary purchase accounting as described above. These unaudited pro forma results also do not include the benefits of improvements from synergies the company anticipates it will realize. The results are not necessarily indicative of results that would have occurred had the acquisition been completed at the beginning of 2000, nor are they necessarily indicative of future operating results.

Note 5.  Other Business Acquisitions and Divestitures

Business Acquisitions

Businesses acquired by the company during the years ended December 31, 2001 and 2000, excluding the acquisition of Henkel-Ecolab, were as follows:

Business Acquired	Date of Acquisition	Ecolab Operating Segment — Type of Business	Estimated Annual Sales Prior to Acquisition (millions)
			(unaudited)
2001
Randall International LLC — 25% interest	Jan. 2001	Institutional	$8
Envirocare Service Pte. Ltd.	March 2001	Asia Pacific	1
Microbiotecnica	July 2001	Latin America	3
Commercial Parts & Service, Inc.	Oct. 2001	GCS	28

2000
Southwest Sanitary Distributing Co. (SSDC)	Feb. 2000	Kay	$24
Spartan	Feb. 2000	Latin America	20
ARR/CRS	June 2000	GCS	4
Dong Woo Deterpan Co. Ltd.	June 2000	Asia Pacific	6
Stove Parts Supply Co.	Aug. 2000	GCS	19
Facilitec Corp.	Sept. 2000	Institutional	14
Zohar Dalia Soap and Detergent Factory (Israel) — 51% interest	Sept. 2000	Africa/Export	15
Peterson’s Commercial Parts & Service	Nov. 2000	GCS	4
Ecolab S. A. — 23. 5% interest in addition to prior 51% interest	Dec. 2000	Latin America	8

        In addition, in September 2000, Ecolab purchased a 17 percent equity interest in FreshLoc Technologies, Inc. FreshLoc is a privately held developer of wireless food safety technology and is being accounted for using the equity method.

        The total consideration paid by the company for the above 2001 acquisitions was approximately $30 million, of which approximately $18 million was allocated to goodwill.

        The total consideration paid by the company for the above 2000 acquisitions included cash of approximately $90 million and 424,111 shares of common stock with a market value of approximately $14 million issued in the SSDC acquisition, of which approximately $88 million was allocated to goodwill.

        During 1999, the company acquired substantially all of the assets of Blue Coral Systems. Blue Coral had annual sales of approximately $30 million and was combined with the company’s existing Vehicle Care operations. The company also added to its GCS and South Africa operations through small business acquisitions.

        These acquisitions have been accounted for as purchases and,  accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition.  Net sales and operating income of these businesses were not significant to the company’s consolidated results of operations, financial position and cash flows.

Gain on Sale of Jackson Business

In November 2000, the company sold its Jackson dishmachine manufacturing business for cash proceeds of approximately $36 million.  The company realized a gain of $25,925,000 ($14,988,000 after tax), or $0.11 per diluted share. The gain has been included in corporate operating income for segment reporting purposes. Jackson’s total annual sales were approximately $40 million, including intercompany sales to Ecolab. Jackson will continue to supply dishmachines to the company under a long-term supply agreement.

        Net sales, excluding intercompany sales, for the business were $13.7 million and $13.9 million for 2000 and 1999, respectively.  Operating income, excluding intercompany profit, for the business was $1.4 million and $1.3 million for 2000 and 1999, respectively.  The consolidated financial statements and accompanying notes reflect the operating results of the Jackson dishmachine manufacturing business as a continuing operation in the United States Other Services segment through the date of disposal (November 9, 2000).

Note 6.  Balance Sheet Information

December 31 (thousands)	2001	2000	1999
Accounts Receivable, Net
Accounts receivable	$544,371	$342,267	$320,720
Allowance for doubtful accounts	(30,297)	(15,330)	(20,969)
Total	$514,074	$326,937	$299,751

Inventories
Finished goods	$124,657	$74,392	$71,395
Raw materials and parts	156,754	96,430	106,239
Excess of fifo cost over lifo cost	(1,626)	(2,602)	(1,265)
Total	$279,785	$168,220	$176,369

Property, Plant and Equipment, Net
Land	$20,349	$12,436	$13,516
Buildings and leaseholds	221,054	174,651	162,955
Machinery and equipment	452,611	290,017	273,101
Merchandising equipment	743,404	556,205	492,160
Construction in progress	22,217	22,235	15,522
	1,459,635	1,055,544	957,254
Accumulated depreciation and amortization	(815,312)	(553,904)	(509,138)
Total	$644,323	$501,640	$448,116

Goodwill, Net
Goodwill	$763,211	$311,401	$257,496
Accumulated amortization	(166,286)	(59,379)	(52,166)
Total	$596,925	$252,022	$205,330

Other Intangible Assets, Net
Other intangible assets	$235,527	$76,008	$62,851
Accumulated amortization	(56,576)	(20,974)	(18,425)
Total	$178,951	$55,034	$44,426

Other Assets
Deferred income taxes	$56,952	$26,768	$24,591
Other	118,266	78,337	67,159
Total	$175,218	$105,105	$91,750

Short-Term Debt
Notes payable	$230,306	$68,644	$96,992
Long-term debt, current maturities	3,087	67,948	15,068
Total	$233,393	$136,592	$112,060

Long-Term Debt
6.875% notes, due 2011	$148,847
Commercial paper	265,860	$145,800
7.19% senior notes, due 2006	75,000	75,000	$75,000
9.68% senior notes, due 1995-2001		14,286	28,571
6.00% medium-term notes, due 2001		52,800	63,500
Other	25,660	14,439	17,011
	515,367	302,325	184,082
Long-term debt, current maturities	(3,087)	(67,948)	(15,068)
Total	$512,280	$234,377	$169,014

        The company has a $275 million Multicurrency Credit Agreement with a consortium of banks that has a term through 2005. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in multiple currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. No amounts were outstanding under the agreement at year-end 2001, 2000 and 1999.

        In December 2001, the company entered into two additional credit agreements with a consortium of banks to support its commercial paper program. One agreement is a $175 million credit agreement for 364 days. The second agreement is a $275 million credit agreement for 180 days and was effectively terminated by a provision reducing the banks’ commitments under the agreement following the company’s Eurobond offering in February 2002. The company may borrow varying amounts from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates.  Each agreement includes a covenant regarding total debt to capitalization. No amounts were outstanding at year-end 2001.

        These agreements support the company’s $450 million U.S.  commercial paper program and its 200 million Australian dollar commercial paper program. At December 31, 2001 and 2000, the company had $355.7 million and $145.8 million, respectively, in outstanding U.S. commercial paper with an average annual interest rate of 2.0 percent and 6.7 percent, respectively. The company also had 132.5 million and 34.5 million of Australian dollar denominated commercial paper (in U.S. dollars, approximately $69 million and $18 million, respectively) outstanding at year-end 2001 and 2000, respectively, with an average annual interest rate of 4.5 percent and 6.4 percent,  respectively. The U.S. commercial paper outstanding at December 31, 2001 was primarily used to finance the acquisition of Henkel-Ecolab as discussed in Note 4.

        In February 2002, the company issued euro 300 million ($265.9 million) of 5.375 percent Eurobonds, due February 2007. The proceeds from this debt issuance were used to repay a portion of the U.S. commercial paper outstanding as of December 31, 2001. Therefore, $265.9 million of commercial paper outstanding at December 31, 2001 was classified as long-term debt.

        In January 2001, the company issued $150 million of 6.875 percent notes, due 2011. The proceeds from this debt issuance were used to repay commercial paper outstanding at December 31, 2000. Therefore, commercial paper outstanding at year-end 2000 was also classified as long-term debt.

        As of December 31, 2001, the weighted-average interest rate on notes payable was 4.4 percent in 2001, 7.7 percent for 2000 and 7.2 percent for 1999.

        As of December 31, 2001, the aggregate annual maturities of long-term debt for the next five years were: 2002 — $3,087,000; 2003 — $11,524,000; 2004 — $1,266,000; 2005 — $990,000 and 2006 — $76,030,000.

        Interest expense was $31,477,000 in 2001, $26,707,000 in 2000 and $25,053,000 in 1999. Interest income was $3,043,000 in 2001,  $2,102,000 in 2000 and $2,340,000 in 1999. Total interest paid was $26,402,000 in 2001, $27,497,000 in 2000 and $24,451,000 in 1999.

Notes 7.  Financial Instruments

Foreign Currency and Interest Rate Instruments

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (SFAS No. 133).  This statement requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The company recorded a transition adjustment, which increased other comprehensive income by $47,000 upon adoption of SFAS No. 133 on January 1, 2001.

        The company does not hold derivative financial instruments of a speculative nature. All of the company’s derivatives are recognized on the balance sheet at their fair value. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); or (3) a foreign-currency fair-value or cash flow hedge (a “foreign currency” hedge). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments),  are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings.  Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a foreign-currency hedge is recorded in either current-period earnings or other comprehensive income,  depending on whether the hedging relationship satisfies the criteria for a fair-value or cash-flow hedge.

        The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow or foreign-currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedging items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. It is the company’s policy,  however, that derivative instruments to be used in hedging transactions must always be highly effective as a hedge. As such, the company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges. Hedge ineffectiveness during the year ended December 31, 2001 was not significant.

        The company has entered into foreign currency forward contracts to hedge specific foreign currency exposures related to intercompany debt, its investment in Henkel-Ecolab, subsidiary royalties, product purchases, firm commitments and other intercompany transactions.  The company uses these contracts to hedge against the effect that fluctuations in exchange rates may have on forecasted cash flows.  These contracts generally expire within one year.

        The company had foreign currency forward exchange contracts with a face amount denominated primarily in euros in 2001 and deutsche marks in 2000 and 1999 and totaling approximately $320 million at December 31, 2001, $65 million at December 31, 2000 and $77 million at December 31, 1999. Foreign currency forward exchange contracts at December 31, 2001 included contracts outstanding related to short-term financing of the acquisition of Henkel-Ecolab. These contracts were originated in December 2001 and matured in February 2002. As such, the unrealized gains and losses on these contracts were not significant at December 31, 2001.

        The company also periodically uses interest rate swaps to manage the risk generally associated with interest volatility on variable-rate debt. The company has entered into an interest-rate swap agreement which is effective November 2001 through November 2004 and has used this agreement to provide for a fixed rate of interest on the first 50 million Australian dollars of Australian floating-rate debt. This interest-rate swap is a “cash flow hedge”.

Fair Value of Other Financial Instruments

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2001	2000	1999
Carrying amount
Cash and cash equivalents	$41,793	$43,965	$47,748
Notes payable	230,306	68,644	96,992
Long-term debt (including current maturities)	515,367	302,325	184,082
Fair value
Long-term debt (including current maturities)	$526,378	$303,962	$182,271

        The carrying amounts of cash equivalents and notes payable approximate fair value because of their short maturities.

        The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

Note 8.  Shareholders’ Equity

Authorized common stock, par value $1.00 per share, was 200 million shares in 2001, 2000 and 1999. Treasury stock is stated at cost.  Dividends declared per share of common stock were $0.525 for 2001,  $0.49 for 2000 and $0.435 for 1999.

        The company has 15 million shares, without par value, of authorized but unissued preferred stock.

        Each share of outstanding common stock entitles the holder to one-half of a preferred stock purchase right. A right entitles the holder,  upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company’s board of directors declares a holder of 10 percent or more of the outstanding common stock to be an “adverse person” as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions,  will not cause the rights to become exercisable nor cause Henkel to be an “adverse person.” The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier,  will expire on March 11, 2006.

        The company reacquired 621,700 shares of its common stock in 2001, 4,781,500 shares in 2000 and 998,200 shares in 1999 through open and private market purchases under prior board authorizations.  In December 2000, the company announced a new authorization to repurchase up to 5.0 million shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock incentive plans and for general corporate purposes. As of December 31, 2001, 4.4 million shares remained to be purchased under this program.  The company also reacquired 209,419 shares of its common stock in 2001, 90,065 shares in 2000 and 105,571 in 1999 related to the exercise of stock options and the vesting of stock awards.

9.  Stock Incentive and Option Plans

The company’s stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 1,899,571 for 2001, 3,501,782 for 2000 and 6,291,653 for 1999.

        Options may be granted to purchase shares of the company’s stock at not less than fair market value at the date of grant. Options granted in 2000 and 2001 generally become exercisable over three years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares	2001	2000	1999
Granted	2,667,026	2,768,975	1,688,190
Exercised	(1,564,137)	(2,189,360)	(850,676)
Canceled	(556,334)	(142,090)	(381,844)
December 31:
Outstanding	12,429,241	11,882,686	11,445,161
Exercisable	7,696,903	5,531,858	6,619,361

Average exercise price per share
Granted	$38.65	$39.04	$40.06
Exercised	12.38	10.56	9.92
Canceled	44.69	33.66	44.26
December 31:
Outstanding	33.73	30.35	24.28
Exercisable	$30.93	$17.73	$13.83

Note 9. Stock Incentive and Option Plans (continued)

        Information related to stock options outstanding and stock options exercisable as of December 31, 2001, is as follows:

Options Outstanding
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 6.77 — $13.41	1,680,844	2.7 years	$11.73
$14.88 — $35.81	2,385,111	5.7 years	24.38
$37.92 — $38.53	4,653,055	9.3 years	38.23
$39.44 — $43.91	1,635,231	8.0 years	40.52
$49.00	2,075,000	1.4 years	$49.00

Options Exercisable
Range of Exercise Prices	Options Exercisable	Weighted-Average Exercise Price
$ 6.77 — $13.41	1,680,844	$11.73
$14.88 — $35.81	2,210,454	23.78
$37.92 — $38.53	893,906	38.53
$39.44 — $43.91	836,699	40.17
$49.00	2,075,000	$49.00

        Stock awards are subject to forfeiture in the event of termination of employment. The value of a stock award at the date of the grant is charged to income over the periods during which the restrictions lapse.

        The expense associated with shares issued under the company’s restricted stock plan is based on the market price of the company’s stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. Restricted stock awards generally vest over a 4-year period with 50 percent vesting 2 years after grant and the remaining 50 percent vesting 4 years after grant. Stock awards are not performance based and vest with continued employment. In the computation of basic earnings per share,  unvested restricted shares are not considered. The effect of restricted stock awards, cancellations and vesting are included in the computation of diluted earnings per share using the treasury stock method.

        The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

        Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, net income and the related basic and diluted per common share amounts for 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:

(thousands, except per share)	2001	2000	1999
Net income
As reported	$188,170	$206,127	$175,786
Pro forma	177,540	198,442	170,654
Basic net income per common share
As reported	1.48	1 61	1.36
Pro forma	1.39	1.55	1.32
Diluted net income per common share
As reported	1.45	1.56	1.31
Pro forma	$1.37	$1.50	$1.27

        The weighted-average grant-date fair value of options granted in 2001, 2000 and 1999, and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model, were as follows:

	2001	2000	1999
Weighted-average grant-date fair value of options granted
Granted at market prices	$11.26	$11.50	$11.32
Granted at prices exceeding market	$4.74	$3.38	$8.25
Assumptions
Risk-free interest rate	4.7%	6.2%	6.2%
Expected life	6 years	6 years	6 years
Expected volatility	24.8%	19.6%	17.8%
Expected dividend yield	1.3%	1.1%	1.2%

Note 10.  Income Taxes

Income before income taxes and equity in earnings of Henkel-Ecolab consisted of:

(thousands)	2001	2000	1999
Domestic	$249,026	$275,754	$232,684
Foreign	40,719	42,780	34,554
Total	$289,745	$318,534	$267,238

        The provision for income taxes consisted of:

(thousands)	2001	2000	1999
Federal and state	$107,055	$120,318	$106,582
Foreign	13,303	20,781	7,090
Currently payable	120,358	141,099	113,672

Federal and state	(1,940)	(8,930)	(10,229)
Foreign	(1,010)	(2,674)	6,326
Deferred	(2,950)	(11,604)	(3,903)

Provision for income taxes	$117,408	$129,495	$109,769

        The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

December 31 (thousands)	2001	2000	1999
Deferred tax assets
Postretirement health care and pension benefits	$47,792	$43,089	$36,664
Other accrued liabilities	55,758	55,608	46,024
Loss carryforwards	18,679	4,337	2,145
Other, net	17,552	10,923	14,401
Valuation allowance	(1,462)	(1,462)	(1,462)
Total	138,319	112,495	97,772
Deferred tax liabilities
Property, plant and equipment basis differences	40,956	31,183	27,001
Intangible assets	26,381
Other, net	5,403	3,835	4,479
Total	72,740	35,018	31,480
Net deferred tax assets	$65,579	$77,477	$66,292

        A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate was:

	2001	2000	1999
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.2	3.9	4.2
Foreign operations		0.1	0.6
Other, net	1.3	1.7	1.3
Effective income tax rate	40.5%	40.7%	41.1%

        Cash paid for income taxes was approximately $99 million in 2001,  $128 million in 2000 and $94 million in 1999.

        As of December 31, 2001, undistributed earnings of international subsidiaries, including Henkel-Ecolab, of approximately $220 million,  were considered to have been reinvested indefinitely and, accordingly,  the company has not provided U.S. income taxes on such earnings.  If those earnings were remitted to the company, applicable income taxes would be substantially offset by available foreign tax credits.

Note 11.  Rentals and Leases

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $60,365,000 in 2001, $55,910,000 in 2000 and $49,164,000 in 1999.  As of December 31, 2001, future minimum payments under operating leases with noncancelable terms in excess of one year, including lease obligations of Henkel-Ecolab, were:

(thousands)
2002	$25,885
2003	20,384
2004	13,511
2005	9,859
2006	8,669
Thereafter	12,499
Total	$90,807

Note 12.  Research Expenditures

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $33,103,000 in 2001, $35,504,000 in 2000 and $34,983,000 in 1999.

Note 13.  Commitments and Contingencies

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company’s financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. At December 31, 2001,  the accrual for environmental remediation costs was approximately $2.8 million. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

        The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis.

        While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company’s consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company’s consolidated results of operations, financial position or cash flows.

Note 14.  Retirement Plans

Pension and Postretirement Health Care Benefits Plans

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans.

        The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. Employees outside the U.S. are generally covered under government-sponsored programs and the expense and obligation for providing benefits under company plans was not significant.

        A reconciliation of changes in the benefit obligations and fair value of assets of the company’s U.S. pension and postretirement health care benefits plans is as follows:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2001	2000	1999	2001	2000	1999
Benefit obligation, beginning of year	$347,430	$307,977	$343,825	$110,002	$95,497	$106,677
Service cost	18,925	16,589	20,049	7,342	6,123	6,999
Interest cost	26,461	24,238	22,926	8,826	7,738	7,062
Participant contributions				1,045	856	1,029
Plan amendments	726
Changes in assumptions	14,723	12,854	(67,573)	5,001	4,196	(20,939)
Actuarial loss (gain)	1,064	(3,376)	(1,586)	7,531	245	(1,562)
Benefits paid	(12,502)	(10,852)	(9,664)	(5,631)	(4,653)	(3,769)
Benefit obligation, end of year	$396,827	$347,430	$307,977	$134,116	$110,002	$95,497

Fair value of plan assets, beginning of year	$317,027	$337,226	$278,921	$27,128	$27,116	$20,433
Actual return on plan assets	(19,244)	(16,587)	53,586	(1,627)	(1,179)	4,114
Company contributions	25,883	7,240	14,383	2,896	4,988	5,309
Participant contributions				1,045	856	1,029
Benefits paid	(12,502)	(10,852)	(9,664)	(5,631)	(4,653)	(3,769)
Fair value of plan assets, end of year	$311,164	$317,027	$337,226	$23,811	$27,128	$27,116

        A reconciliation of the funded status and the actuarial assumptions for the U.S. pension and postretirement plans is as follows:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2001	2000	1999	2001	2000	1999
Funded status	$(85,663)	$(30,403)	$29,249	$(110,305)	$(82,874)	$(68,381)
Unrecognized actuarial loss (gain)	73,641	9,748	(42,972)	20,644	4,122	(3,866)
Unrecognized prior service cost (benefit)	11,258	12,413	14,294	(6,893)	(7,444)	(7,995)
Unrecognized net transition asset	(4,911)	(6,314)	(7,717)
Accrued benefit costs	$(5,675)	$(14,556)	$(7,146)	$(96,554)	$(86,196)	$(80,242)

Weighted-average actuarial assumptions
Discount rate for service and interest cost, at beginning of year	7.75%	8.00%	6.75%	7.75%	8.00%	6.75%
Projected salary increases	5.10	5.10	5.10
Expected return on assets	9.00	9.00	9.00	9.00	9.00	9.00
Discount rate for year-end benefit obligation	7.50%	7.75%	8.00%	7.50%	7.75%	8.00%

        For postretirement benefit measurement purposes, 6.5 percent (for pre-age 65 retirees) and 5.5 percent (for postage 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2002 and will remain at that level thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for most employees.

        Pension and postretirement health care benefits expense for the company’s U.S. and International operations was:

	Pension Benefits			Postretirement Health Care Benefits
(thousands)	2001	2000	1999	2001	2000	1999
Service cost — employee benefits earned during the year	$18,925	$16,589	$20,049	$7,342	$6,123	$6,999
Interest cost on benefit obligation	26,461	24,238	22,926	8,826	7,738	7,062
Expected return on plan assets	(28,862)	(26,655)	(23,247)	(2,363)	(2,366)	(1,786)
Recognition of net actuarial loss (gain)			3,120		(2)	505
Amortization of prior service cost (benefit)	1,881	1,881	1,881	(551)	(551)	(551)
Amortization of net transition asset	(1,403)	(1,403)	(1,403)
Total U.S. expense	17,002	14,650	23,326	13,254	10,942	12,229
International expense	1,641	909	1,390
Total expense	$18,643	$15,559	$24,716	$13,254	$10,942	$12,229

        The company also has noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $14 million at December 31, 2001. The annual expense for these plans was approximately $3 million in 2001, $4 million in 2000 and $3 million in 1999.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage Point
(thousands)	Increase	Decrease
Effect on total of postretirement service and interest cost components	$399	$(382)
Effect on postretirement benefit obligation	5,760	(5,504)

        Effective March 2002, the company will change its postretirement health care benefits plan to discontinue the employer subsidy for postretirement health care benefits for most active employees. These subsidized benefits will continue to be provided to certain defined active employees and all existing retirees. As a result of these actions,  the company will record a curtailment gain of approximately $6 million in the first quarter of 2002.

Savings Plan

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee contributions of up to 6 percent of eligible compensation are matched 50 percent by the company. The company’s contributions are invested in Ecolab common stock and amounted to $9,491,000 in 2001, $9,036,000 in 2000 and $8,475,000 in 1999.

        In March 2002, the company will change its 401(k) savings plan and add an employee stock ownership plan (ESOP). Employee before-tax contributions of up to 3 percent of eligible compensation will be matched 100 percent by the company and employee before-tax contributions between 3 percent and 5 percent of eligible compensation will be matched 50 percent by the company. The match will be 100 percent vested immediately.

Henkel-Ecolab Pension Plans

Henkel-Ecolab sponsors several pension plans for its employees throughout Europe including Germany, France, Netherlands, Belgium, Turkey, Greece, the United Kingdom, Italy, Spain, Austria, Slovenia, Norway, Switzerland and Ireland.

        The accrued benefit obligation of Henkel-Ecolab was recorded by the company at the date of acquisition. The benefit obligation, fair value of plan assets, funded status, and actuarial assumptions for these plans as of November 30, 2001 are as follows:

(thousands)	2001
Benefit obligation, end of year	$142,654
Fair value of plan assets, end of year	72,550
Funded status	(70,104)
Unrecognized net loss	3,628
Unrecognized prior service cost	(154)
Unrecognized net transition obligation	1,181
Net amount recognized	$(65,449)

Discount rate for year-end benefit obligation	4.00% — 6.25%
Projected salary increases	4.00% — 8.00%
Expected return on assets	1.75% — 5.00%

Note 15.  Operating Segments

The company’s operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company’s operating segments have been aggregated into three reportable segments.

        The “United States Cleaning & Sanitizing” segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products,  Vehicle Care, Water Care Services and Food & Beverage operations.

        The “United States Other Services” segment includes all other U.S. operations of the company. This segment provides pest elimination, kitchen equipment repair and maintenance, and commercial dishwashing services through its Pest Elimination, GCS and Jackson operations, prior to the sale of Jackson in November 2000.

        The company’s “International Cleaning & Sanitizing” segment provides cleaning and sanitizing product and service offerings to international markets in Asia Pacific, Latin America, Africa, Canada and through its Export operations. Effective November 30, 2001, Henkel-Ecolab’s total assets (Europe) have also been included in the company’s International Cleaning & Sanitizing operations. European operating data will be included beginning in 2002.

        Information on the types of services and products of each of the company’s operating segments is included on the inside front cover, under “Services/Products” of the Ecolab Overview section of this Annual Report.

        The company evaluates the performance of its international operations based on fixed management currency exchange rates. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. The profitability of the company’s operating segments is evaluated by management based on operating income. Intersegment sales and transfers were not significant.

        Financial information for each of the company’s reportable segments is as follows:

	United States				Other
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International Cleaning & Sanitizing	Foreign Currency Translation	Corporate	Consolidated
Net sales
2001	$1,582,895	$273,020	$1,855,915	$521,959	$(23,151)		$2,354,723
2000	1,532,033	248,317	1,780,350	465,452	18,511		2,264,313
1999	1,424,037	211,562	1,635,599	420,799	23,614		2,080,012
Operating income
2001	246,936	29,338	276,274	49,770	(2,927)	$(4,938)	318,179
2000	249,182	25,515	274,697	47,240	2,711	18,491	343,139
1999	230,520	25,114	255,634	36,396	2,491	(4,570)	289,951
Depreciation & amortization
2001	118,298	5,384	123,682	32,061	1,308	5,939	162,990
2000	107,537	5,124	112,661	24,843	4,470	6,462	148,436
1999	96,346	4,442	100,788	24,234	3,195	6,313	134,530
Total assets
2001	983,109	128,338	1,111,447	1,355,813	(16,616)	74,356	2,525,000
2000	953,534	103,182	1,056,716	377,201	13,126	266,968	1,714,011
1999	831,494	85,617	917,111	321,551	36,772	310,512	1,585,946
Capital expenditures
2001	114,427	6,911	121,338	37,805	(1,906)	700	157,937
2000	116,666	3,381	120,047	27,710	1,438	814	150,009
1999	$109,889	$4,182	$114,071	$25,216	$5,690	$645	$145,622

        Corporate operating income generally includes only overhead costs directly related to Henkel-Ecolab. However, consistent with the company’s internal management reporting, for 2000 the gain on sale of the Jackson business ($25.9 million), special charges ($7.1 million) and income related to net reductions in probable losses related to certain environmental matters ($4.4 million) have been included in the corporate operating income segment. Corporate depreciation and amortization is principally amortization of deferred compensation related to stock awards. Corporate assets are principally cash and cash equivalents and the company’s investment in Henkel-Ecolab, prior to November 30, 2001.

        The company has two classes of products and services within its United States and International Cleaning & Sanitizing operations which comprise 10 percent or more of consolidated net sales. Worldwide sales of warewashing products were approximately 25 percent, 26 percent and 27 percent of consolidated net sales in 2001, 2000 and 1999, respectively. Sales of laundry products and services on a worldwide basis were approximately 11 percent, 11 percent and 12 percent of consolidated net sales in 2001, 2000 and 1999, respectively.

        Long-lived assets of the company’s United States and International operations were as follows:

December 31 (thousands)	2001	2000	1999
United States	$424,478	$401,671	$360,541
International	221,966	86,727	79,173
Corporate	4,429	4,715	2,047
Effect of foreign currency translation	(6,550)	8,527	6,355
Consolidated	$644,323	$501,640	$448,116

Note 16.  Quarterly Financial Data (Unaudited)

(thousands, except per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001
Net sales
United States Cleaning & Sanitizing	$398,535	$402,447	$416,142	$365,771	$1,582,895
United States Other Services	62,277	69,284	69,296	72,163	273,020
International Cleaning & Sanitizing	121,067	130,452	137,710	132,730	521,959
Effect of foreign currency translation	(972)	(6,375)	(6,917)	(8,887)	(23,151)
Total	580,907	595,808	616,231	561,777	2,354,723
Cost of sales (including restructuring income of $427 in third quarter and $139 in fourth quarter)	265,230	274,816	280,748	268,837	1,089,631
Selling, general and administrative expenses	238,296	240,940	241,420	225,433	946,089
Special charges		(192)	(53)	1,069	824
Operating income
United States Cleaning & Sanitizing	60,793	61,788	71,129	53,226	246,936
United States Other Services	5,602	8,205	8,875	6,656	29,338
International Cleaning & Sanitizing	12,332	12,127	15,802	9,509	49,770
Corporate	(1,226)	(908)	(685)	(2,119)	(4,938)
Effect of foreign currency translation	(120)	(968)	(1,005)	(834)	(2,927)
Total	77,381	80,244	94,116	66,438	318,179
Interest expense, net	6,668	6,816	7,010	7,940	28,434
Income before income taxes and equity in earnings of Henkel-Ecolab	70,713	73,428	87,106	58,498	289,745
Provision for income taxes	28,639	29,737	35,279	23,753	117,408
Equity in earnings of Henkel-Ecolab	2,340	4,502	5,434	3,557	15,833
Net income	$44,414	$48,193	$57,261	$38,302	$188,170

Basic net income per common share	$0.35	$0.38	$0.45	$0.30	$1.48
Diluted net income per common share	$0.34	$0.37	$0.44	$0.30	$1.45
Weighted-average common shares outstanding
Basic	126,962	127,333	127,675	127,695	127,416
Diluted	130,629	130,068	129,809	129,682	129,928
2000
Net sales
United States Cleaning & Sanitizing	$360,387	$388,443	$407,521	$375,682	$1,532,033
United States Other Services	54,548	61,774	67,596	64,399	248,317
International Cleaning & Sanitizing	103,413	114,631	121,096	126,312	465,452
Effect of foreign currency translation	7,912	5,863	4,453	283	18,511
Total	526,260	570,711	600,666	566,676	2,264,313
Cost of sales (including restructuring expenses of $1,948 in fourth quarter)	236,484	259,382	266,951	263,089	1,025,906
Selling, general and administrative expenses	217,095	232,689	235,987	230,233	916,004
Gain on sale of Jackson business				(25,925)	(25,925)
Special charges				5,189	5,189
Operating income
United States Cleaning & Sanitizing	53,858	60,702	76,091	58,531	249,182
United States Other Services	5,434	7,147	8,317	4,617	25,515
International Cleaning & Sanitizing	9,672	11,095	13,444	13,029	47,240
Corporate	2,584	(1,173)	(786)	17,866	18,491
Effect of foreign currency translation	1,133	869	662	47	2,711
Total	72,681	78,640	97,728	94,090	343,139
Interest expense, net	5,357	5,245	6,528	7,475	24,605
Income before income taxes and equity in earnings of Henkel-Ecolab	67,324	73,395	91,200	86,615	318,534
Provision for income taxes	27,603	30,092	36,232	35,568	129,495
Equity in earnings of Henkel-Ecolab	2,891	5,106	5,370	6,149	19,516
Income before cumulative effect of change in accounting	42,612	48,409	60,338	57,196	208,555
Cumulative effect of change in a accounting for revenue recognition				(2,428)	(2,428)
Net income	$42,612	$48,409	$60,338	$54,768	$206,127

Basic net income per common share	$0.33	$0.38	$0.47	$0.43	$1.61
Diluted net income per common share	$0.32	$0.36	$0.46	$0.42	$1.56
Weighted-average common shares outstanding
Basic	128,944	128,346	127,112	126,609	127,753
Diluted	133,330	132,990	131,167	130,331	131,946

Restructuring and special charges are included in corporate operating income. Corporate operating income for the fourth quarter of 2000 includes the gain on the sale of the Jackson business and also includes income related to net reductions in probable losses related to environmental matters in the first quarter ($4.1 million) and third quarter ($0.3 million) of 2000. The 2000 quarterly financial data was not adjusted to reflect the adoption of Staff Accounting Bulletin No. 101 as the impact was not significant.

Management and Accountants’ reports

Report of Management

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management’s best estimates and judgments.

        To meet its responsibility, management has established and maintains a system of internal controls that provides reasonable assurance regarding the integrity and reliability of the financial statements and the protection of assets from unauthorized use or disposition. These systems are supported by qualified personnel, by an appropriate division of responsibilities and by an internal audit function. There are limits inherent in any system of internal controls since the cost of monitoring such systems should not exceed the desired benefit. Management believes that the company’s system of internal controls is effective and provides an appropriate cost/benefit balance.

        The Board of Directors, acting through its Audit Committee composed solely of outside directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company’s independent accountants, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent accountants.

        The independent accountants provide an objective, independent review as to management’s discharge of its responsibilities insofar as they relate to the fair presentation of the consolidated financial statements. Their report is presented separately.

/s/ Allan L. Schuman

Allan L. Schuman

Chairman of the Board, President and Chief Executive Officer

/s/ Steven L. Fritze

Steven L. Fritze

Senior Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Directors

Ecolab Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income and shareholders’ equity and of cash flows present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 2001, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ecolab Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pricewaterhouse Coopers LLP

Minneapolis, Minnesota

February 14, 2002

Summary operating and financial data

December 31 (thousands, except per share)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Operations
Net sales
United States	$1,855,915	$1,780,350	$1,635,599	$1,456,860	$1,275,828	$1,148,778	$1,030,126	$942,070	$867,415	$816,405	$757,564
International (at average rates of currency exchange during the year)	498,808	483,963	444,413	431,366	364,524	341,231	310,755	265,544	234,981	241,229	201,738
Total	2,354,723	2,264,313	2,080,012	1,888,226	1,640,352	1,490,009	1,340,881	1,207,614	1,102,396	1,057,634	959,302
Cost of sales (including restructuring income of $566 in 2001 and expenses of $1,948 in 2000)	1,089,631	1,025,906	937,612	851,173	722,084	674,953	603,167	533,143	491,306	485,206	447,356
Selling, general and administrative expenses	946,089	916,004	852,449	775,073	699,764	629,739	575,028	529,507	481,639	446,814	393,700
Special charges, sale of business and merger expenses	824	(20,736)						8,000
Operating income	318,179	343,139	289,951	261,980	218,504	185,317	162,686	136,964	129,451	125,614	118,246
Interest expense, net	28,434	24,605	22,713	21,742	12,637	14,372	11,505	12,909	21,384	35,334	30,489
Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab	289,745	318,534	267,238	240,238	205,867	170,945	151,181	124,055	108,067	90,280	87,757
Provision for income taxes	117,408	129,495	109,769	101,782	85,345	70,771	59,694	50,444	33,422	27,392	29,091
Equity in earnings of Henkel-Ecolab	15,833	19,516	18,317	16,050	13,433	13,011	7,702	10,951	8,127	8,600	4,573
Income from continuing operations	188,170	208,555	175,786	154,506	133,955	113,185	99,189	84,562	82,772	71,488	63,239
Income (loss) from discontinued operations				38,000							(274,693)
Extraordinary loss and changes in accounting principles		(2,428)							715		(24,560)
Net income (loss)	188,170	206,127	175,786	192,506	133,955	113,185	99,189	84,562	83,487	71,488	(236,014)
Preferred stock dividends											(4,064)
Net income (loss) to common shareholders, as reported	188,170	206,127	175,786	192,506	133,955	113,185	99,189	84,562	83,487	71,488	(240,078)
Pro forma adjustments								5,902	(2,667)	(2,797)	(2,933)
Pro forma net income (loss) to common shareholders	$188,170	$206,127	$175,786	$192,506	$133,955	$113,185	$99,189	$90,464	$80,820	$68,691	$(243,011)
Income (loss) per common share, as reported
Basic — continuing operations	$1.48	$1.63	$1.36	$1.20	$1.03	$0.88	$0.75	$0.63	$0.61	$0.53	$0.51
Basic — net income (loss)	1.48	1.61	1.36	1.49	1.03	0.88	0.75	0.63	0.62	0.53	(2.05)
Diluted — continuing operations	1.45	1.58	1.31	1.15	1.00	0.85	0.73	0.62	0.60	0.52	0.50
Diluted — net income (loss)	1.45	1.56	1.31	1.44	1.00	0.85	0.73	0.62	0.61	0.52	(2.05)
Pro forma income (loss) per common share
Basic — continuing operations	1.48	1.63	1.36	1.20	1.03	0.88	0.75	0.67	0.59	0.51	0.48
Basic — net income (loss)	1.48	1.61	1.36	1.49	1.03	0.88	0.75	0.67	0.60	0.51	(2.08)
Diluted — continuing operations	1.45	1.58	1.31	1.15	1.00	0.85	0.73	0.66	0.58	0.50	0.48
Diluted — net income (loss)	$1.45	$1.56	$1.31	$1.44	$1.00	$0.85	$0.73	$0.66	$0.59	$0.50	$(2.08)
Weighted-average common shares outstanding — basic	127,416	127,753	129,550	129,157	129,446	128,991	132,193	135,100	135,056	134,408	117,050
Weighted-average common shares outstanding — diluted	129,928	131,946	134,419	134,047	133,822	132,817	134,956	137,306	137,421	136,227	118,178
Selected Income Statement Ratios
Gross profit	53.7%	54.7%	54.9%	54.9%	56.0%	54.7%	55.0%	55.9%	55.4%	54.1%	53.4%
Selling, general and administrative expenses	40.2	40.5	41.0	41.0	42.7	42.3	42.9	44.6	43.7	42.2	41.1
Operating income	13.5	15.2	13.9	13.9	13.3	12.4	12.1	11.3	11.7	11.9	12.3
Income from continuing operations before income taxes	12.3	14.1	12.8	12.7	12.6	11.5	11.3	10.3	9.8	8.5	9.1
Income from continuing operations	8.0	9.2	8.5	8.2	8.2	7.6	7.4	7.0	7.5	6.8	6.6
Effective income tax rate	40.5%	40.7%	41.1%	42.4%	41.5%	41.4%	39.5%	40.7%	30.9%	30.3%	33.1%
Financial Position
Current assets	$929,583	$600,568	$577,321	$503,514	$509,501	$435,507	$358,072	$401,179	$311,051	$264,512	$293,053
Property, plant and equipment, net	644,323	501,640	448,116	420,205	395,562	332,314	292,937	246,191	219,268	207,183	198,086
Investment in Henkel-Ecolab		199,642	219,003	253,646	239,879	285,237	302,298	284,570	255,804	289,034	296,292
Other assets	951,094	412,161	341,506	293,630	271,357	155,351	107,573	88,416	105,607	98,135	152,857
Total assets	$2,525,000	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208,409	$1,060,880	$1,020,356	$891,730	$858,864	$940,288
Current liabilities	$827,952	$532,034	$470,674	$399,791	$404,464	$327,771	$310,538	$253,665	$201,498	$192,023	$240,219
Long-term debt	512,280	234,377	169,014	227,041	259,384	148,683	89,402	105,393	131,861	215,963	325,492
Postretirement health care and pension benefits	183,281	117,790	97,527	85,793	76,109	73,577	70,666	70,882	72,647	63,393	56,427
Other liabilities	121,135	72,803	86,715	67,829	124,641	138,415	133,616	128,608	93,917	29,179	11,002
Shareholders’ equity	880,352	757,007	762,016	690,541	551,701	519,963	456,658	461,808	391,807	358,306	307,148
Total liabilities and shareholders’ equity	$2,525,000	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208,409	$1,060,880	$1,020,356	$891,730	$858,864	$940,288
Selected Cash Flow Information
Cash provided by operating activities	$364,481	$315,486	$293,494	$235,642	$235,098	$254,269	$166,463	$169,346	$175,674	$120,217	$128,999
Depreciation and amortization	162,990	148,436	134,530	121,971	100,879	89,523	76,279	66,869	60,609	60,443	55,653
Capital expenditures	157,937	150,009	145,622	147,631	121,667	111,518	109,894	88,457	68,321	59,904	53,752
EBITDA from continuing operations	481,169	491,575	424,481	383,951	319,383	274,840	238,965	203,833	190,060	186,057	173,899
Cash dividends declared per common share	$0.525	$0.49	$0.435	$0.39	$0.335	$0.29	$0.2575	$0.2275	$0.1975	$0.17875	$0.175
Selected Financial Measures/Other
Total debt and preferred stock	$745,673	$370,969	$281,074	$295,032	$308,268	$176,292	$161,049	$147,213	$151,281	$236,695	$407,221
Total debt and preferred stock to capitalization	45.9%	32.9%	26.9%	29.9%	35.8%	25.3%	26.1%	24.2%	27.9%	39.8%	57.0%
Book value per common share	$6.88	$5.95	$5.89	$5.33	$4.27	$4.01	$3.53	$3.41	$2.90	$2.66	$2.30
Return on beginning equity	24.9%	26.0%	25.5%	28.0%	25.8%	24.8%	21.5%	21.6%	23.3%	23.3%	13.6%
Dividends/diluted net income per common share	36.2%	32.7%	33.2%	33.9%	33.5%	34.1%	35.3%	36.7%	32.4%	34.4%	42.7%
Annual common stock price range	$44.19-28.50	$45.69-28.00	$44.44-31.69	$38.00-26.13	$28.00-18.13	$19.75-14.56	$15.88-10.00	$11.75-9.63	$11.91-9.07	$9.57-6.66	$8.38-4.88
Number of employees	19,326	14,250	12,870	12,007	10,210	9,573	9,026	8,206	7,822	7,601	7,428

Henkel-Ecolab was included effective November 30, 2001. Pro forma results for 1994 and prior years reflect adjustments to eliminate unusual items associated with Ecolab’s merger with Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 1997 and 1993. Other assets includes net assets of Ecolab Europe and discontinued operations prior to 1992. The ratios of return on beginning equity and dividends/diluted net income per common share exclude the gain on sale of the Jackson business, restructuring expenses and special charges and change in accounting for revenue recognition in 2000 and the change in accounting principle and the loss on the ChemLawn divestiture in 1991. EBITDA from continuing operations is the total of operating income, and depreciation and amortization for the year. Number of employees excludes ChemLawn operations.

APPENDIX: Graphics and Image Material

Page Number	Description
20	Bar graph illustrating return on beginning equity for the last five fiscal years as follows:

	2001	24.9%
	2000	26.0%
	1999	25.5%
	1998	28.0%
	1997	25.8%

20

Bar graph illustrating total return to shareholders (share appreciation plus dividends) as well as illustrating total return of the Standard & Poor’s 500 Index for the last five fiscal years as follows:

		Ecolab	S&P 500
	2001	(5.6)%	(11.9)%
	2000	11.6%	(9.1)%
	1999	9.3%	21.0%
	1998	31.9%	28.6%
	1997	49.0%	33.4%

24

Pie chart illustrating the United States Cleaning & Sanitizing business mix for 2001 as well as bar graph illustrating this sector's consolidated net sales (in millions for the last three fiscal years as follows:

	2001 Institutional mix	58%
	2001 Food & Beverage mix	17%
	2001 Kay mix	9%
	2001 Professional Products mix	7%
	2001 Textile Care mix	4%
	2001 Vehicle Care mix	3%
	2001 Water Care Services mix	2%
	2001 Sales	$1,583
	2000 Sales	$1,532
	1999 Sales	$1,424

24

Pie chart illustrating United States Other Services consolidated business mix for 2001 as well as bar graph illustrating this sector's consolidated net sales (in millions) for the last three fiscal years as follows:

	2001 Pest Elimination mix	62%
	2001 GCS Service mix	38%
	2001 Sales	$273
	2000 Sales	$248
	1999 Sales	$212

25

Pie chart illustrating the International Cleaning & Sanitizing business mix for 2001 as well as bar graph illustrating this sector's consolidated net sales (in millions) for the last three fiscal years as follows:

	2001 Asia Pacific mix	49%
	2001 Latin America mix	21%
	2001 Canada mix	17%
	2001 Africa, Export and Other mix	13%
	2001 Sales	$522
	2000 Sales	$465
	1999 Sales	$421

26	Pie chart illustrating the Henkel-Ecolab business mix for 2001 as well as bar chart illustrating Ecolab's equity in earnings of Henkel-Ecolab (in millions) for the last three fiscal years as follows:

	2001 Institutional mix	37%
	2001 Food & Beverage mix	26%
	2001 Professional Products mix	25%
	2001 Textile Care mix	12%
	2001 Henkel-Ecolab equity	$16
	2000 Henkel-Ecolab equity	$20
	1999 Henkel-Ecolab equity	$18

27	Pie chart illustrating mix of shareholders' equity and total debt for 2001 as well as bar chart illustrating total debt to capitalization ratio for the last three fiscal years as follows:

	2001 Shareholders' Equity mix	54%
	2001 Total Debt mix	46%
	2001 Debt/equity ratio	46%
	2000 Debt/equity ratio	33%
	1999 Debt/equity ratio	27%

28	Bar graph illustrating cash from continuing operating activities (in millions) for the last five fiscal years as follows:

	2000	$364
	2001	$315
	1999	$293
	1998	$275
	1997	$235