Form 10-K, Exhibit 13
period 2004-12-31
ECOLAB INC
filed 2005-03-03
CIK 31462

Exhibit (13)

OVERVIEW FOR 2004

This Financial Discussion should be read in conjunction with the information on Forward-Looking Statements and Risk Factors found at the end of the Financial Discussion.

The year ended December 31, 2004 was another year of double-digit income growth and record net sales of $4.2 billion. During 2004, we expanded our sales coverage by entering new markets and geographies. We found ways to reduce costs and improve processes. Strong earnings growth during the first half of 2004 and improving travel and hospitality markets allowed us to accelerate investments during the second half of the year to improve long-term growth.

Operating Highlights

•                                          We drove our Circle the Customer growth strategy with our new field referral program, which gives ownership to our field sales team to advance this critical strategy.

•                                          We grew business with independent accounts through targeted programs and our food distributor partnerships in the United States, Latin America and Europe. We are committed to furthering our impact with street customers by assigning dedicated resources to build an even more effective model for the street segment.

•                                          We bolstered our sales-and-service force, adding associates to our sales team and making key investments in their training and productivity.

•                                          We introduced new products such as our Wash ‘n Walk no-rinse floor cleaner and the Grease Exxpress high-temp grill degreaser that have led the charge for one of the strongest new slates of products in our recent history.

•                                          We increased our market specialization with the separation of Professional Products and Healthcare in the United States. These two businesses now have the ability to focus more aggressively on their respective core markets, which positions them for better growth.

•                                          We increased market penetration in the agri, meat and poultry markets and expanded our product technology with the acquisition of Alcide Corporation; broadened our product lines and distribution channels in the food safety market with the acquisition of Daydots International; and enhanced our offerings in the floor care market with the acquisition of certain business lines of VIC International. These businesses had annual sales of approximately $51 million prior to acquisition.

•                                          We expanded our geographic coverage and global presence as well, with the pest elimination acquisitions of Nigiko in France and Elimco in South Africa. These businesses had annual sales of approximately $59 million prior to acquisition.

•                                          We continued to add to our management team. We successfully transitioned CEO responsibilities and bolstered our management group through external hires and internal development.

Financial Performance

•                                          Our consolidated net sales reached $4.2 billion for 2004, an increase of 11 percent over net sales of $3.8 billion in 2003. Excluding acquisitions and divestitures, consolidated net sales increased 9 percent.

•                                          Our operating income for 2004 increased 11 percent over 2003. Excluding acquisitions and divestitures, operating income increased 7 percent.

•                                          Diluted net income per share was $1.19 for 2004, up 12 percent from $1.06 in 2003. Included in 2003 net income is a gain of $11.1 million, or $6.7 million net of tax, from the sale of an equity investment. This item was of a non-recurring nature.

•                                          Currency translation continued to have a positive impact on our financial results in 2004, adding approximately $11 million to net income following a $12 million benefit in 2003.

•                                          A reduction in our annual effective income tax rate from 38.1 percent in 2003 to 36.5 percent in 2004 added approximately $8 million to net income. The improvement was driven by tax savings programs and the impact of a one-time tax credit.

•                                          Return on beginning shareholders’ equity was 24 percent for 2004 and 25 percent in 2003. This was the thirteenth consecutive year we exceeded our long-term financial objective of a 20 percent return on beginning shareholders’ equity.

•                                          Cash from operating activities was $582 million in 2004, and helped us fund ongoing business operations, make business acquisitions, repay $24 million of debt, reacquire over $165 million of our common stock, make additional contributions to our United States pension plan of $37 million and to our various international pension plans of $25 million as well as meet our ongoing obligations and commitments.

•                                          We maintained our debt rating within the “A” categories of the major rating agencies during 2004.

2005 Expectations

•                                          We expect to continue to use our strong cash flow to help make strategic business acquisitions which complement our Circle the Customer-Circle the Globe growth strategy.

•                                          We expect to leverage our larger sales-and-service force and other investments we made in 2004 for long-term growth.

•                                          We recognize that higher oil prices, plus rising raw material prices and freight costs will affect our operating income and provide additional management challenges in 2005.

•                                          We will continue to seek new avenues for growth, make appropriate pricing decisions to reflect the value provided by our products and services andprotect operating margins and identify recurring cost-saving opportunities.

•                                          We expect currency translation to have a favorable impact again in 2005 but to a lesser extent than we experienced in 2004.

•                                          Beginning with our third quarter, we expect to begin expensing the fair value of stock options as additional compensation cost, in accordance with Statement of Financial Accounting Standard (SFAS) 123R, barring further rulings. As part of our transition to the new standard, we expect to restate our earnings history in line with pro forma amounts we have historically disclosed in the notes to our financial statements.

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

Revenue Recognition

We recognize revenue as services are performed or on product sales at the time title transfers to the customer. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time of sale. Depending on market conditions, we may increase customer incentive offerings, which could reduce sales and gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical write-off trend rates to the most recent 12 months’ sales, less actual write-offs to date. In addition, our estimates also include separately providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

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

Actuarially Determined Liabilities

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of futurecontributions and expenses.

The assumptions used in developing the required estimates include discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption is based on the investment yields available at year-end on corporate long-term bonds rated AA. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment managers over a long-term perspective. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in future periods.

In determining our U.S. pension and postretirement obligations for 2004, our discount rates decreased from 6.25 percent to 5.75 percent, while our expected return on plan assets remained at 9.00 percent and our projected salary increase was unchanged at 4.3 percent.

The effect on 2005 expense of a decrease in discount rate or expected return on assets assumption as of December 31, 2004 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

(dollars in millions)	Effect on U.S.Pension Plan
Assumption	Assumption Change	Decline in Funded Status	Higher 2005 Expense

Discount rate	-0.25 pts	$29.8	$4.1
Expected return on assets	-0.25 pts	N/A	$1.5

(dollars in millions)	Effect on U.S. Postretirement Health Care Benefits Plan
Assumption	Assumption Change	Decline in Funded Status	Higher 2005 Expense

Discount rate	-0.25 pts	$5.2	$0.6

We are self-insured in North America for most workers compensation, general liability and automotive liability losses, subject to per occurrence and aggregate annual liability limitations. We are insured for losses in excess of these limitations. We have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are also self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. We establish liabilities or reserves when we believe that certain positions are likely to be challenged by authorities and we may not succeed, despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our annual effective income tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. During interim periods, this annual rate is then applied to our quarterly operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. In the United States during 2004, the Internal Revenue Service completed their examination of our tax returns for 1999 through 2001. While it is often difficult to predict the final outcome or the timing of resolution of any tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. Our tax reserves are generally presented in the balance sheet within other non-current liabilities.

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

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. Of the total goodwill included in our consolidated balance sheet, 18 percent is recorded in our United States Cleaning & Sanitizing reportable segment, 5 percent in our United States Other Services segment and 77 percent in our International segment.

In 2002, SFAS No. 142 became effective and as a result, we ceased to amortize goodwill in 2002. We were required to perform an initial impairment review of our goodwill at the beginning of 2002 under the guidelines of SFAS No. 142. The result of testing goodwill for impairment was a non-cash charge of $4.0 million after-tax ($0.02 per share). All of the impairment charge was related to our Africa/Export operations due to the difficult economic environment in that region. We have continued to review our goodwill for impairment on an annual basis for all reporting units, including businesses reporting losses such as GCS Service, under the guidelines of SFAS No. 142. If circumstances change significantly within a reporting unit, the company would test for impairment prior to the annual test.

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

OPERATING RESULTS

Consolidated

(thousands, except per share)	2004	2003	2002

Net sales	$4,184,933	$3,761,819	$3,403,585

Operating income	$534,122	$482,658	$395,866
Income
Continuing operations before change in accounting	$310,488	$277,348	$211,890
Change in accounting			(4,002)
Discontinued operations			1,882
Net income	$310,488	$277,348	$209,770
Diluted income per common share
Continuing operations before change in accounting	$1.19	$1.06	$0.81
Change in accounting			(0.02)
Discontinued operations			0.01
Net income	$1.19	$1.06	$0.80

Our consolidated net sales reached $4.2 billion for 2004, an increase of 11 percent over net sales of $3.8 billion in 2003. Excluding acquisitions and divestitures, consolidated net sales increased 9 percent. Changes in currency translation positively impacted the consolidated sales growth rate by 4.5 percentage points, primarily due to the strength of the euro against the U.S.

23

dollar. Sales also benefited from aggressive new account sales, new product and service offerings and providing more solutions for existing customers.

	2004	2003	2002

Gross profit as a percent of net sales	51.5%	50.9%	50.4%
Selling, general & administrative expenses as a percent of net sales	38.6%	38.1%	37.7%

Our consolidated gross profit margin for 2004 increased over 2003. The increase is principally due to the benefits of cost savings initiatives, acquisitions and favorable raw material prices, especially in Europe.

Selling, general and administrative expenses for 2004 increased as a percentage of sales over 2003. The increase in the 2004 expense ratio is primarily due to investments in the sales-and-service force, information technology, research and development, acquisitions and higher incentive-based compensation costs.

(thousands)	2004	2003	2002

Operating income	$534,122	$482,658	$395,866

Operating income as a percent of net sales	12.8%	12.8%	11.6%

Operating income for 2004 increased 11 percent over 2003. As a percent of sales, operating income remained the same as 2003. The increase in operating income in 2004 is due to the favorable sales volume increases and cost reduction initiatives, partially offset by investments in technology, research and development and the sales-and-service force.

Our net income was $310 million in 2004 as compared to $277 million in 2003, an increase of 12 percent. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2004 included benefits from a reduction in previously recorded restructuring expenses of $0.6 million after tax and a gain on the sale of a small international business of $0.2 million after tax. Income tax expense and net income in 2004 also included a tax benefit of $1.9 million related to prior years. These benefits were more than offset by a charge of $1.6 million for in-process research and development as part of the acquisition of Alcide Corporation and a charge of $2.4 million after tax related to the disposal of a grease management product line. Net income in 2003 included a gain on the sale of an equity investment of $6.7 million after tax and a reduction in previously recorded restructuring expenses of $0.8 million after tax, partially offset by a write-off of $1.7 million of goodwill related to an international business sold in 2003. If these items are excluded from both 2004 and 2003, net income increased 15 percent for 2004. This net income improvement reflects improving operating income growth across most of our divisions. Our 2004 net income also benefited when compared to 2003 due to a lower effective income tax rate which was the result of a lower international rate, tax savings efforts and the favorable tax benefit related to prior years that was recorded in 2004. Excluding the items of a non-recurring nature previously mentioned, net income for 2004 was 7.5 percent of net sales versus 7.2 percent in 2003.

2003 compared with 2002

Our consolidated net sales reached $3.8 billion for 2003, an increase of 11 percent over net sales of $3.4 billion in 2002. Excluding acquisitions and divestitures, consolidated net sales increased 10 percent. Changes in currency translation positively impacted the consolidated sales growth rate by 7 percentage points. Sales benefited from aggressive new account sales, new products and selling more solutions to existing customers.

Our consolidated gross profit margin in 2003 increased over 2002. In 2002, cost of sales included $9.0 million of restructuring costs. If these costs were excluded, the gross profit margin for 2002 would have been 50.7 percent. The increase in the margin for 2003 also benefited from business mix and cost reduction actions, partially offset by poor results in GCS Service during 2003.

Selling, general and administrative expenses for 2003 increased as a percentage of sales over 2002. The increase in the 2003 expense ratio is primarily due to an increase in sales-and-service investments, rising insurance costs, increased headcount and health care costs and start-up expenses related to legal entity restructuring, partially offset by cost savings initiatives.

In the first quarter of 2002, we approved plans to undertake restructuring cost-saving actions. Restructuring savings were approximately $31 million and $16 million in 2003 and 2002, respectively. Most of these savings were reinvested in the business.

Operating income for 2003 increased 22 percent over 2002. Excluding special charges in 2002 of $46 million, operating income in 2003 increased 9 percent over 2002. Adjusting for special charges, operating income in 2002 would have been 13.0 percent of net sales. The decline in 2003 operating income margins from this level reflects increased headcount and benefit costs and investments in the sales force, partially offset by favorable sales volume increases and cost reduction initiatives.

Our net income was $277 million in 2003 as compared to $210 million in 2002, an increase of 32 percent. Net income in 2003 included a gain on the sale of an equity investment of $6.7 million after tax and a reduction of previously recorded restructuring expenses of $0.8 million after tax, offset by a write-off of $1.7 million of goodwill related to an international business sold in 2003. Net income in 2002 included a gain from discontinued operations of $1.9 million after tax, offset by special charges of $28.9 million after tax and a SFAS No. 142 transitional impairment charge of $4.0 million after tax. These items are of a non-recurring nature and are not necessarily indicative of future operating results. If these items are excluded from both 2003 and 2002, net income increased 13 percent for 2003. This improvement in net income reflected good fixed-rate operating income growth in our International segment, particularly in Europe. Currency translation also positively impacted net income by approximately $12 million due primarily to the strength of the euro against the U.S. dollar. The comparison of net income benefited from a lower effective income tax rate in 2003 which was the result of cost savings initiatives, a lower overall international rate and improved international mix. Excluding the items of a non-recurring nature previously mentioned, net income for 2003 was 7.2 percent of net sales, up slightly from 7.1 percent in 2002.

OPERATING SEGMENT PERFORMANCE

Our operating segments have similar products and services and we are organized to manage our operations geographically. Our operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing, United States Other Services and International. We evaluate the performance of our International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2004. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about our reportable segments is included in Note 16 of the notes to consolidated financial statements.

24

Sales by Operating Segment

(thousands)	2004	2003	2002

Net sales
United States
Cleaning & Sanitizing	$1,796,355	$1,694,323	$1,615,171
Other Services	339,305	320,444	308,329
Total United States	2,135,660	2,014,767	1,923,500
International	1,931,321	1,797,400	1,759,000
Total	4,066,981	3,812,167	3,682,500
Effect of foreign currency translation	117,952	(50,348)	(278,915)
Consolidated	$4,184,933	$3,761,819	$3,403,585

The following chart presents the comparative percentage change in net sales for each of our operating segments for 2004 and 2003.

Sales Growth Information

	Percent Change from Prior Year
	2004	2003

Net sales
United States Cleaning & Sanitizing
Institutional	5%	5%
Kay	16	12
Textile Care	6	(10)
Professional Products	(15)	9
Healthcare	6	—
Water Care Services	10	4
Vehicle Care	(2)	4
Food & Beverage	9	3
Total United States Cleaning & Sanitizing	6%	5%
United States Other Services
Pest Elimination	10%	11%
GCS Service	(1)	(7)
Total United States Other Services	6%	4%
Total United States	6%	5%
International
Europe	8%	1%
Asia Pacific	4	2
Latin America	13	6
Canada	4	4
Other	22	30
Total International	7%	2%
Consolidated	11%	11%

Sales of our United States Cleaning & Sanitizing operations were $1.8 billion in 2004 and increased 6 percent over net sales of $1.7 billion in 2003. Excluding acquisitions and divestitures, sales increased 5 percent in 2004. Sales benefited from double-digit growth in our Kay division, along with good growth in our Institutional division. This sales performance reflects increased account retention through enhanced service, new product and program initiatives and aggressive new account sales efforts. Institutional results include sales increases in all end markets, including restaurant, lodging, healthcare, travel and government markets. Kay’s double-digit sales increase over 2003 was led by strong gains in sales to its core quickservice customers and in its food retail services business. New customers, better account penetration, new products and programs and more effective field sales coverage contributed to this sales increase. Textile Care sales increased this year, driven by a significant corporate account gain made early in the year and improved account retention. Professional Products sales, excluding the VIC acquisition, decreased 18 percent as sales growth in corporate accounts was more than offset by the planned phase down of the janitorial equipment distribution business and weak distributor sales. Sales in our Healthcare division were driven by strong growth in instrument care solids and skincare products which were partially offset by the exit of a private label product line. Food & Beverage sales, excluding the benefits of the Alcide acquisition, increased 5 percent primarily due to improved retention and corporate account growth in sales to the dairy, soft drink and agri markets. Water Care had good sales growth in the dairy, canning, meat and food processing markets. Our “Circle the Customer” strategy continues to produce new account gains as our Water Care division works with our Food & Beverage and Healthcare divisions to drive its sales growth. Vehicle Care sales declined due to bad weather, the impact of higher fuel prices on customer purchase decisions and the sale of retail gas stations by major oil companies to smaller franchises, which correspondingly affects distributor sales.

Sales of our United States Other Services operations increased 6 percent to $339 million in 2004, from $320 million in 2003. Pest Elimination sales increased with good growth in both core pest elimination contract and non-contract services, such as bird work, the Stealth fly program, one-shot services and its food safety audit business. GCS Service sales decreased slightly in 2004, however, sales grew in the second half of the year as a result of an increase in direct parts revenue.

25

Management rate sales of our International operations reached $1.9 billion in 2004, an increase of 7 percent over sales of $1.8 billion in 2003. Excluding acquisitions and divestitures, sales increased 4 percent for 2004. Sales in Europe, excluding acquisitions and divestitures, were up 3 percent primarily due to successful new product launches, increased marketing and added sales-and-service headcount that was partially offset by the effects of a weak European economy. Europe’s Institutional division made significant improvement over their 2003 trend, and strength in their Healthcare and Textile Care businesses helped overcome Germany’s poor economic climate and reduced European tourism and beverage consumption. Sales in Asia Pacific, excluding divestitures, increased 5 percent, led by good results in East Asia and New Zealand. In Northeast Asia, China and Hong Kong led the sales increase with strong results in both Institutional and Food & Beverage. New Zealand sales increased over last year primarily due to growth in the Food & Beverage business. Sales in Japan and Australia were flat versus 2003. Sales growth in Latin America reflected good growth in all countries and was driven by the success in new business gains in global/regional accounts, continuing to implement the Circle the Customer growth strategy and the successful launch of new programs such as MarketGuard and LaunderCare. Sales in Canada increased, reflecting an improved hospitality industry and recovery from the impact of the Severe Acute Respiratory Syndrome (SARS) outbreak in Canada in 2003.

Operating Income by Operating Segment

(thousands)	2004	2003	2002

Operating income
United States
Cleaning & Sanitizing	$290,366	$285,212	$271,838
Other Services	24,432	21,031	33,051
Total United States	314,798	306,243	304,889
International	210,595	187,864	165,182
Total	525,393	494,107	470,071
Corporate	(4,361)	(4,834)	(46,008)
Effect of foreign currency translation	13,090	(6,615)	(28,197)
Consolidated	$534,122	$482,658	$395,866
Operating income as a percent of net sales
United States
Cleaning & Sanitizing	16.2%	16.8%	16.8%
Other Services	7.2	6.6	10.7
Total	14.7	15.2	15.9
International	10.9	10.5	9.4
Consolidated	12.8%	12.8%	11.6%

Operating income of our United States Cleaning & Sanitizing operations was $290 million in 2004, an increase of 2 percent from operating income of $285 million in 2003. As a percentage of net sales, operating income decreased from 16.8 percent in 2003 to 16.2 percent in 2004. Excluding acquisitions and divestitures, operating income declined 1 percent from 2003 and the operating income margin also declined from 17.2 percent in 2003 to 16.2 percent in 2004. This decline is primarily due to investments in the sales-and-service force, research and development, information technology, higher incentive-based compensation costs and higher delivered product cost. This was partially offset by favorable business mix and cost efficiency improvements. The number of sales-and service associates in our United States Cleaning & Sanitizing operations declined by 60 people in 2004, as the addition of 190 new associates was offset by a decrease of 250 people due to the divestiture of our grease management product line.

Operating income of United States Other Services operations increased 16 percent to $24 million in 2004. The operating income margin for United States Other Services increased to 7.2 percent in 2004 from 6.6 percent in 2003. Pest Elimination had strong operating income growth, while GCS Service results reflected a slightly higher operating loss. The increase in operating income for Pest Elimination was driven by increased sales volume, lower product cost and general expense controls. GCS Service results reflected an operating loss due to a decline in sales, increased marketing expenses and higher than expected costs resulting from centralizing the parts and administration activities. During 2004, we added 15 sales-and-service associates to our United States Other Services operations. This is net of a decrease in GCS Service technicians.

Management-rate based operating income of International operations rose 12 percent to $211 million in 2004 from operating income of $188 million in 2003. The International operating income margin increased from 10.5 percent in 2003 to 10.9 percent in 2004. Excluding the impact of acquisitions and divestitures occurring in 2004 and 2003, operating income increased 8 percent over 2003, and the International operating income margin increased from 10.4 percent in 2003 to 10.8 percent in 2004. This result was due to good operating income growth and margin improvement across all of our international regions. Both higher sales and careful cost management drove this achievement. We added 640 sales-and-service associates to our International operations during 2004, reflecting our investment in our core business and the impact of acquisitions.

Operating income margins of our International operations are less than those realized for our U.S. operations. The lower International margins are due to (i) the additional costs caused by the difference in scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing raw materials and finished goods. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

2003 compared with 2002

Sales of our United States Cleaning & Sanitizing operations were $1.7 billion in 2003 and increased 5 percent over net sales of $1.6 billion in 2002. Business acquisitions had no effect on the growth in sales for 2003. Sales benefited from good growth in our Kay and Professional Products operations, partially offset by lower sales in Textile Care. The increase in our Institutional division reflected our continued efforts to generate new accounts, the successful introduction of new products and improved customer service. Trends in the foodservice, hospitality and healthcare industries were challenging in early 2003 but showed signs of improvement late in the year. Kay’s sales increase reflected solid growth in its food retail services business and to quickservice restaurants as well as through the introduction of new products and programs. Textile Care sales decreased, particularly to distributors, due to soft industry demand and strong competition within the industry. Textile Care focused on improving its service and reestablishing its relationships with distributors in an effort to increase sales growth. Textile Care also continued to take a selective approach to new business to ensure it meets our profit guidelines. Sales of Professional Products increased due to strong gains in the healthcare market offsetting the continuing phase-out of the specialty business. Our introduction of the first solid-based product offering to the acute care market in the second quarter of 2003 helped drive the sales growth in the healthcare market. Professional Products’ janitorial sales were also positively impacted in 2003 by a long-term supply agreement that began in December 2002. Effective January 2004, our Professional Products division was reorganized to better serve janitorial and healthcare customers by splitting the Professional Products division into two divisions, Professional Products and Healthcare. Our Food & Beverage sales were driven by improved retention and corporate account growth in the dairy, soft drink, meat and poultry and food markets. This increase was partially offset by a decrease in agricultural sales due to overall market weakness. Water Care Services had good growth in sales to the food and beverage, hospitality, healthcare and commercial accounts due to solid gains in new customer accounts. Vehicle Care sales were driven by new business with major oil companies and successful new product introductions.

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

Management rate sales for our International segment were $1.8 billion for 2003, an increase of 2 percent over sales in 2002. Excluding the effects of acquisitions and divestitures, sales increased 1 percent. Sales in Europe, excluding the effects of acquisitions and divestitures, decreased 1 percent. Successful new housekeeping and Ecotemp programs were offset by a weak European economy and strong competition. We focused on expanding our Pest Elimination business in Europe through acquisitions such as the Terminix operations in the United Kingdom, which was purchased in December 2002, and Nigiko with operations in France, acquired in January 2004. We expect to leverage the success of this business in the United States to become a global provider of pest elimination services. The increase in Asia Pacific was driven by Japan, New Zealand and Northeast Asia. In Japan, sales to chain restaurants and resort hotel customers improved and New Zealand showed strong growth in its pest elimination services business. In Northeast Asia, Korea’s growth was propelled by strong Institutional sales while China experienced excellent growth in its Food & Beverage sales. Good growth in these areas was partially offset by a sales decline in Australia due to soft Food & Beverage and Water Care business. Sales in Latin America, excluding acquisitions, grew 6 percent in 2003 and most Latin America countries experienced good growth except Venezuela, where a country-wide strike at the beginning of 2003 resulted in virtually no sales for the first two fiscal months of 2003. Mexico, the Caribbean and Central America all had double-digit sales growth in 2003. Growth in Latin America was fueled by good growth in food retail programs, a demand for improved sanitation and expansion of pest elimination services. Sales in Canada increased due to continued focus on obtaining new customers and selling additional solutions to existing customers, partially offset by the impact of the Severe Acute Respiratory Syndrome (SARS) outbreak in Canada.

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

Operating income of our International operations rose 14 percent in 2003 at management rates. Excluding the effects of acquisitions and divestitures, operating income increased 12 percent. Our International operating income margin also increased in 2003 over 2002. Operating income as a percent of net sales excluding acquisitions and divestitures that occurred in 2003 and 2002 was 10.8 in 2003 versus 9.8 in 2002. This result was due to good operating income growth and margin improvement in our European, Asia Pacific and Canadian businesses. Operating income growth was also good in Latin America. The primary reason for these significant improvements was the successful introduction of new products and programs as well as careful cost management. We added 80 sales-and-service associates to our International operations during 2003.

Corporate

Our corporate operating expenses totaled $4.4 million in 2004, compared with $4.8 million in 2003 and $46.0 million in 2002. In 2004, corporate operating expense included a charge of $1.6 million for in-process research and development as part of the acquisition of Alcide Corporation and a charge of $4.0 million related to the disposal of a grease management product line, which were partially offset by $0.9 million of income for reductions in restructuring accruals and a $0.3 million gain on the sale of a small international business. Corporate operating expense in 2003 included a writeoff of $1.7 million of goodwill related to an international business sold in 2003, $1.4 million of income for reductions in restructuring accruals and $4.5 million of expense for postretirement death benefits for retired executives. In 2002, corporate operating expense included restructuring and merger integration costs of $51.8 million, which were partially offset by a curtailment gain of $5.8 million related to benefit plan changes.

Interest and Income Taxes

Net interest expense of $45 million was flat when compared to interest expense in 2003 with a slight decrease in interest expense being offset by a similar decrease in interest income. Higher interest expense on our euro denominated debt due to the stronger euro was offset by lower interest expense on other notes payable.

Net interest expense for 2003 was $45 million, an increase of 3 percent over net interest expense of $44 million in 2002. The increase was primarily due to our euro-denominated debt and the strength of the euro against the U.S. dollar partially offset by lower debt levels.

Our effective income tax rate was 36.5 percent for 2004, compared with effective income tax rates of 38.1 percent and 39.8 percent in 2003 and 2002, respectively. Excluding the effects of special charges mentioned above in the corporate section and a $1.9 million tax benefit related to prior years, the estimated annual effective income tax rate was 36.8 percent for 2004. Excluding the effects of the gain on the sale of an equity investment and the effect of special charges, the effective income tax rate was 38.0 percent for 2003. Excluding the effects of special charges in 2002, the estimated annual effective income tax rate was 39.5 percent. Reductions in our effective income tax rates over the last two years have primarily been due to a lower overall international rate, favorable international mix and tax savings efforts. The company’s acquisition of its European operations at the end of 2001 resulted in additional tax saving opportunities.

FINANCIAL POSITION

Our debt continued to be rated within the “A” categories by the major rating agencies during 2004. Significant changes in our financial position during 2004 and 2003 included the following:

During 2004, total assets increased 15 percent to $3.7 billion from $3.2 billion at year-end 2003. Acquisitions added approximately $233 million in assets to the balance sheet. Also, assets increased by approximately $181 million related to the strengthening of foreign currencies, primarily the euro. Of the increase in accounts receivable, 53 percent is due to acquisitions and currency. The increase in goodwill is 65 percent due to acquisitions and 35 percent due to currency. The increase in other assets is primarily due to the $37 million voluntary contribution made in 2004 to fund the U.S. pension plan.

Total liabilities increased approximately $220 million in 2004. Again, acquisitions and currency accounted for a large portion of this increase, approximately 71 percent.

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

In the liability section of the balance sheet, short-term debt decreased significantly in 2003 from 2002 due to strong operating cash flow, which allowed us to pay down approximately $94 million of our short-term debt. Income taxes payable increased in 2003 over 2002 due to higher current income tax expense for 2003 as compared to 2002 and lower income tax payments made during the year compared to the prior year. Long-term debt also increased in 2003 due to currency as a large portion of our debt is denominated in euros.

Total debt was $702 million at December 31, 2004 and increased from total debt of $675 million at year-end 2003. This increase in total debt during 2004 was principally due to an increase in our euronotes due to the strengthening of the euro being partially offset by repayments of notes payable made during 2004. As of December 31, 2004 the ratio of total debt to capitalization was 31 percent, down from 34 percent at year-end 2003 and 39 percent at year-end 2002. The lower debt to capitalization ratio in 2004 and 2003 was due to debt repayments made during those years and increasing shareholders’ equity levels.

CASH FLOWS

Cash provided by operating activities reached a record high of $582 million for 2004, an increase from $529 million in 2003 and $423 million in 2002. The increase in operating cash flow for 2004 over 2003 is due to increasing net income and a smaller contribution to the U.S. pension plan compared to 2003. The increase was partially offset by an increase in U.S. income tax payments in 2004 over 2003. The operating cash flow for 2003 increased over 2002 also due to higher net income in 2003 and a lower contribution to the pension plan compared to 2002. Operating cash flows for 2003 were also higher than 2002 due to reduced payments on restructuring liabilities and lower estimated tax payments due to tax benefits on options exercised during 2003. Historically, we have had strong operating cash flows and we anticipate this will continue. We expect to continue to use this cash flow to acquire new businesses, repurchase our common stock, invest in merchandising equipment and other capital assets and pay down debt.

Cash flows used for investing activities included capital expenditures of $276 million in 2004, $212 million in 2003 and $213 million in 2002. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 58 percent, 69 percent and 63 percent of each year’s capital expenditures in 2004, 2003 and 2002, respectively. Merchandising equipment is depreciated over 3 to 7 year lives. Cash used for businesses acquired included Nigiko, Daydots International, Elimco and certain business lines for VIC International in 2004, Adams Healthcare in 2003 and Terminix Ltd., Kleencare Hygiene and Audits International in 2002.

Financing cash flow activity included cash used to reacquire shares of our common stock and pay dividends as well as cash provided and used through our debt arrangements. Share repurchases totaled $165 million in 2004, $227 million in 2003 and $9 million in 2002. These repurchases were funded with operating cash flows and cash from the exercise of employee stock options. In October 2003 and December 2004, we announced authorizations to repurchase up to an aggregate of 20 million additional shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock option exercises and incentives and for general corporate purposes.

In 2004, we increased our annual dividend rate for the thirteenth consecutive year. We have paid dividends on our common stock for 68 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2004	$0.0800	$0.0800	$0.0800	$0.0875	$0.3275
2003	0.0725	0.0725	0.0725	0.0800	0.2975
2002	0.0675	0.0675	0.0675	0.0725	0.2750

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund all of the requirements which are reasonably foreseeable for 2005, including new program investments, scheduled debt repayments, dividend payments, possible business acquisitions, pension contributions and share repurchases from operating activities, cash reserves and short-term borrowings. In the event of a significant acquisition, funding may occur through additional long-term borrowings. Cash provided by operating activities reached an all time high of $582 million in 2004. While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible, over the short run, to rapid changes in technology within our industry. We have a $450 million U.S. commercial paper program and a $200 million European commercial paper program. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s. To support our commercial paper programs and other general business funding needs, we maintain a $450 million multi-year committed credit agreement which expires in August 2009 and under certain circumstances can be increased by $150 million for a total of $600 million. We can draw directly on the credit facility on a revolving credit basis. As of December 31, 2004, approximately $9 million of this credit facility was committed to support outstanding commercial paper, leaving $441 million available for other uses. In addition, we have other committed and uncommitted credit lines of approximately $209 million with major international banks and financial institutions to support our general global funding needs. Additional details on our credit facilities are included in Note 7 of the notes to consolidated financial statements.

During 2004, we voluntarily contributed $37 million to our U.S. pension plan. In making this contribution, we considered the normal growth in accrued plan benefits, the impact of lower year-end discount rates on the plan liability, the 10 percent actual asset return on our pension plan in 2004 and the tax deductibility of the contribution. Our contributions to the pension plan did not have a material effect on our consolidated results of operations, financial condition or liquidity. We expect our U.S. pension plan expense to increase to $35 million in 2005 from $21 million in 2004 primarily due to the decrease in our discount rate from 6.25 percent to 5.75 percent and the decrease in our expected long-term return on plan assets from 9.00 percent to 8.75 percent.

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

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

(thousands)	Payments due by Period
Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Notes payable	$50,980	$50,980	$—	$—	$—
Long-term debt	650,597	5,152	487,972	2,695	154,778
Operating leases	153,089	40,709	58,154	32,255	21,971
Interest*	121,384	38,529	47,988	22,013	12,854
Benefit payments**	526,000	39,000	83,000	96,000	308,000
Total contractual cash obligations	$1,502,050	$174,370	$677,114	$152,963	$497,603

* Interest on variable rate debt was calculated using the interest rate at year-end 2004.

** Benefit payments are paid out of the company’s pension and post retirement healthcare benefit plans.

We are not required to make any contributions to our U.S. pension and postretirement health care benefit plans in 2005. The maximum tax deductible contribution for 2005 is $45 million for our U.S. pension plan. Our best estimate of contributions to be made to our international plans is $17 million in 2005. These amounts have been excluded from the schedule of contractual obligations.

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

Except for approximately $48 million of letters of credit supporting domestic and international commercial relationships and transactions and as described in Note 7 of the notes to the consolidated financial statements, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

As of year-end 2004, we are in compliance with all covenants and other requirements of our credit agreements and indentures. Additionally, we do not have any rating triggers that would accelerate the maturity dates of our debt.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing, or negotiate new credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability at our option to draw upon our $450 million committed credit facilities prior to their termination and, under certain conditions, can increase this amount to $600 million.

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

We enter into forward contracts, swaps and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2004, we had approximately $239 million of foreign currency forward exchange contracts with face amounts denominated primarily in euros.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. At year-end 2004, we had an interest rate swap that converts approximately euro 78 million (approximately $104 million U.S. dollars) of our Euronote debt from a fixed interest rate to a floating or variable interest rate. This swap agreement is effective until February 2007. In September 2003, we entered into an interest rate swap agreement that converts $30 million of the 7.19% senior notes from a fixed interest rate to a floating or variable interest rate. This agreement is effective until January 2006.

Based on a sensitivity analysis (assuming a 10 percent adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

SUBSEQUENT EVENTS

In January 2005, we acquired Associated Chemicals & Services, Inc. (aka Midland Research Laboratories), a Kansas-based provider of water treatment products, process chemicals and services serving the commercial, institutional, industrial, food and sugar processing markets. Midland has annual sales of approximately $16 million. These operations will become part of the company’s U.S. Cleaning & Sanitizing operations in 2005.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This financial discussion and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These include expectations concerning business progress and expansion, business acquisitions, currency translation, cash flows, debt repayments, share repurchases, susceptibility to changes in technology, global economic conditions and liquidity requirements. These statements, which represent our expectations or beliefs concerning various future events, are based on current expectations. Therefore, they involve a number of risks and uncertainties that could cause actual results to differ materially from those of such Forward-Looking Statements. These risks and uncertainties include the vitality of the foodservice, hospitality, travel, health care and food processing industries; restraints on pricing flexibility due to competitive factors, customer or vendor consolidation and existing contractual obligations; changes in oil or raw material prices or unavailability of adequate and reasonably priced raw materials or substitutes therefor; the occurrence of capacity constraints or the loss of a key supplier or the inability to obtain or renew supply agreements on favorable terms; the effect of future acquisitions or divestitures or other corporate transactions; our ability to achieve plans for past acquisitions; the costs and effects of complying with: (i) laws and regulations relating to the environment and to the manufacture, storage, distribution, efficacy and labeling of our products, and (ii) changes in tax, fiscal, governmental and other regulatory policies; economic factors such as the worldwide economy, interest rates and currency movements, including, in particular, our exposure to foreign currency risk; the occurrence of (a) litigation or claims, (b) the loss or insolvency of a major customer or distributor, (c) war (including acts of terrorism or hostilities which impact our markets), (d) natural or manmade disasters, or (e) severe weather conditions or public health epidemics affecting the foodservice, hospitality and travel industries; loss of, or changes in, executive management; our ability to continue product introductions or reformulations and technological innovations; and other uncertainties or risks reported from time to time in our reports to the Securities and Exchange Commission. In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. We undertake no duty to update our Forward-Looking Statements.

Consolidated Statement of Income

Year ended December 31 (thousands, except per share)	2004	2003	2002

Net sales	$4,184,933	$3,761,819	$3,403,585
Operating expenses
Cost of sales (including special charges (income) of ($106) in 2004, ($76) in 2003 and $8,977 in 2002)	2,031,280	1,845,202	1,687,597
Selling, general and administrative expenses	1,615,064	1,433,551	1,283,091
Special charges	4,467	408	37,031
Operating income	534,122	482,658	395,866
Gain on sale of equity investment		11,105
Interest expense, net	45,344	45,345	43,895
Income from continuing operations before income taxes	488,778	448,418	351,971
Provision for income taxes	178,290	171,070	140,081
Income from continuing operations before cumulative effect of change in accounting	310,488	277,348	211,890
Cumulative effect of change in accounting			(4,002)
Gain from discontinued operations			1,882
Net income	$310,488	$277,348	$209,770

Basic income per common share
Income from continuing operations before change in accounting	$1.21	$1.07	$0.82
Change in accounting			(0.02)
Gain from discontinued operations			0.01
Net income	$1.21	$1.07	$0.81
Diluted income per common share
Income from continuing operations before change in accounting	$1.19	$1.06	$0.81
Change in accounting			(0.02)
Gain from discontinued operations			0.01
Net income	$1.19	$1.06	$0.80

Weighted-average common shares outstanding
Basic	257,575	259,454	258,147
Diluted	261,776	262,737	261,574

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

December 31 (thousands, except per share)	2004	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$71,231	$85,626	$49,205
Accounts receivable, net	738,266	626,002	553,154
Inventories	338,603	309,959	291,506
Deferred income taxes	76,038	75,820	71,147
Other current assets	54,928	52,933	50,925
Total current assets	1,279,066	1,150,340	1,015,937
Property, plant and equipment, net	834,730	736,797	680,265
Goodwill	991,811	797,211	695,700
Other intangible assets, net	229,095	203,859	188,670
Other assets, net	381,472	340,711	285,335
Total assets	$3,716,174	$3,228,918	$2,865,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$56,132	$70,203	$160,099
Accounts payable	269,561	212,287	205,665
Compensation and benefits	231,856	190,386	184,239
Income taxes	22,709	59,829	12,632
Other current liabilities	359,289	319,237	291,193
Total current liabilities	939,547	851,942	853,828
Long-term debt	645,445	604,441	539,743
Postretirement health care and pension benefits	270,930	249,906	207,596
Other liabilities	297,733	227,203	164,989
Shareholders’ equity (common stock, par value $1.00 per share; shares outstanding: 2004 – 257,542; 2003 – 257,417 and 2002 – 129,940)	1,562,519	1,295,426	1,099,751
Total liabilities and shareholders’ equity	$3,716,174	$3,228,918	$2,865,907

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

Year ended December 31 (thousands)	2004	2003	2002

OPERATING ACTIVITIES
Net income	$310,488	$277,348	$209,770
Cumulative effect of change in accounting			4,002
Gain from discontinued operations			(1,882)
Income from continuing operations	310,488	277,348	211,890
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	213,523	201,512	194,840
Amortization	33,859	28,144	28,588
Deferred income taxes	24,309	42,455	49,923
Gain on sale of equity investment		(11,105)
Disposal loss, net	3,691
Charge for in-process research and development	1,600
Special charges — asset disposals		1,684	6,180
Other, net	(2,507)	1,837	1,835
Changes in operating assets and liabilities:
Accounts receivable	(47,217)	(5,547)	78
Inventories	(5,481)	(2,902)	(3,567)
Other assets	(31,723)	(39,224)	(141,926)
Accounts payable	34,841	(13,329)	(8,860)
Other liabilities	47,081	48,326	84,345
Cash provided by operating activities	582,464	529,199	423,326

INVESTING ACTIVITIES
Capital expenditures	(275,871)	(212,035)	(212,757)
Property disposals	18,373	8,502	6,788
Capitalized software expenditures	(9,688)	(8,951)	(4,490)
Businesses acquired and investments in affiliates, net of cash acquired	(129,822)	(31,726)	(62,825)
Sale of businesses and assets	3,417	27,130
Cash used for investing activities	(393,591)	(217,080)	(273,284)

FINANCING ACTIVITIES
Net repayments of notes payable	(17,474)	(94,412)	(368,834)
Long-term debt borrowings	7,325	5,959	261,039
Long-term debt repayments	(6,632)	(13,270)	(1,257)
Reacquired shares	(165,414)	(227,145)	(8,894)
Cash dividends on common stock	(82,419)	(75,413)	(69,583)
Exercise of employee stock options	59,989	126,615	45,531
Other, net	(800)	(313)	(1,746)
Cash used for financing activities	(205,425)	(277,979)	(143,744)

Effect of exchange rate changes on cash	2,157	2,281	1,114

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,395)	36,421	7,412
Cash and cash equivalents, beginning of year	85,626	49,205	41,793
Cash and cash equivalents, end of year	$71,231	$85,626	$49,205

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income and Shareholders’ Equity

(thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income(Loss)	Treasury Stock	Total

BALANCE DECEMBER 31, 2001	$149,734	$319,452	$1,021,049	$(3,676)	$(95,623)	$(510,584)	$880,352

Net income			209,770				209,770
Foreign currency translation					20,500		20,500
Other comprehensive income					67		67
Minimum pension liability					(1,052)		(1,052)
Comprehensive income							229,285

Cash dividends declared			(71,156)				(71,156)
Stock options, including tax benefits	2,216	64,617					66,833
Stock awards, net issuances		2,139		(827)		(658)	654
Business acquisitions						(116)	(116)
Reacquired shares						(8,894)	(8,894)
Amortization				2,793			2,793
BALANCE DECEMBER 31, 2002	151,950	386,208	1,159,663	(1,710)	(76,108)	(520,252)	1,099,751

Net income			277,348				277,348
Foreign currency translation					90,601		90,601
Other comprehensive loss					(865)		(865)
Minimum pension liability					(9,530)		(9,530)
Comprehensive income							357,554

Cash dividends declared			(77,132)				(77,132)
Stock options, including tax benefits	3,596	136,941					140,537
Stock awards, net issuances		604		(253)		(43)	308
Reacquired shares						(227,145)	(227,145)
Amortization				1,553			1,553
Stock dividend	154,738	(154,738)					—
BALANCE DECEMBER 31, 2003	310,284	369,015	1,359,879	(410)	4,098	(747,440)	1,295,426

Net income			310,488				310,488
Foreign currency translation					71,029		71,029
Other comprehensive loss					(2,674)		(2,674)
Minimum pension liability					(293)		(293)
Comprehensive income							378,550

Cash dividends declared			(84,410)				(84,410)
Stock options, including tax benefits	3,624	76,994				5	80,623
Stock awards, net issuances		486		(432)		113	167
Business acquisitions	1,835	55,314					57,149
Reacquired shares						(165,414)	(165,414)
Amortization				428			428
BALANCE DECEMBER 31, 2004	$315,743	$501,809	$1,585,957	$(414)	$72,160	$(912,736)	$1,562,519

COMMON STOCK ACTIVITY

	2004		2003		2002
Year ended December 31 (shares)	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Common Stock	Treasury Stock

Shares, beginning of year	310,284,083	(52,867,561)	151,950,428	(22,010,334)	149,734,067	(21,833,949)
Stock options	3,623,917	1,200	3,595,961		2,216,361
Stock awards, net issuances		24,460		12,241		25,065
Business acquisitions	1,834,759					(2,672)
Reacquired shares		(5,359,007)		(6,666,861)		(198,778)
Stock dividends			154,737,694	(24,202,607)
Shares, end of year	315,742,759	(58,200,908)	310,284,083	(52,867,561)	151,950,428	(22,010,334)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1.  NATURE OF BUSINESS

Ecolab Inc. (the “company”) develops and markets premium products and services for the hospitality, foodservice, institutional and industrial markets. The company provides cleaning, sanitizing, pest elimination, maintenance and repair products, systems and services primarily to hotels and restaurants; healthcare and educational facilities; quickservice (fast-food and convenience stores) units; grocery stores; commercial and institutional laundries; light industry; dairy plants and farms; food and beverage processors; pharmaceutical and cosmetic facilities; and the vehicle wash industry.

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

Foreign Currency Translation

Financial position and results of operations of the company’s international subsidiaries generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ equity. The cumulative translation gain as of year-end 2004 and 2003 was $87,093,000 and $16,064,000, respectively. The cumulative translation loss as of year-end 2002 was $74,537,000. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company’s international operations.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Allowance for Doubtful Accounts

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates to the most recent 12 months’ sales, less actual write-offs to date. The company estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company’s allowance for doubtful accounts balance includes an allowance of approximately $6 million for the expected return of products shipped, credits related to pricing or quantities shipped. All of this returns and credits activity is recorded directly to accounts receivable or sales.

The following table summarizes the activity in the allowance for doubtful accounts:

(thousands)	2004	2003	2002

Beginning balance	$44,011	$35,995	$30,297
Bad debt expense	14,278	18,403	17,220
Write-offs	(16,504)	(14,056)	(13,754)
Other*	2,414	3,669	2,232
Ending balance	$44,199	$44,011	$35,995

* Other amounts are primarily the effects of changes in currency.

Inventory Valuations

Inventories are valued at the lower of cost or market.  Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 30 percent, 29 percent and 30 percent of consolidated inventories at year-end 2004, 2003 and 2002, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

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

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets include primarily customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years, 12 years and 15 years as of December 31, 2004, 2003 and 2002, respectively.

The weighted-average useful life by class at December 31, 2004 is as follows:

Number of Years

Customer relationships	11
Intellectual property	15
Trademarks	20
Other	5

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2004, 2003 and 2002 was approximately $21.7 million, $21.2 million and $16.9 million, respectively. As of December 31, 2004, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

(thousands)

2005	$24,473
2006	23,704
2007	23,347
2008	23,125
2009	21,634

Effective with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the company was required to test all existing goodwill for impairment as of January 1, 2002 on a reporting unit basis. Generally, the company’s reporting units are its operating segments. Under SFAS No. 142, the fair value approach is used to test goodwill for impairment. This method differed from the company’s prior policy of using an undiscounted cash flow method for testing goodwill impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units were established using a discounted cash flow method. Where available and as appropriate, comparative market multiples were used to corroborate the results of the discounted cash flow method.

The result of testing goodwill for impairment in accordance with the adoption of SFAS No. 142, was a non-cash charge of $4.0 million after tax, or $0.02 per share, which is reported on the accompanying consolidated statement of income as a cumulative effect of a change in accounting in 2002. The impairment charge relates to the Africa/Export operations, which is part of the International reportable segment. The primary factor resulting in the impairment charge was the difficult economic environment in the region.

In accordance with SFAS No. 142, the company continues to test goodwill for impairment on an annual basis for all reporting units, including businesses reporting losses such as GCS Service. Based on the company’s testing in 2004 and 2003, there has been no additional impairment of goodwill. The company performs its annual goodwill impairment test during the second quarter. If circumstances change significantly within a reporting unit, the company would test for impairment prior to the annual test.

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

Revenue Recognition

The company recognizes revenue as services are performed or on product sales at the time title transfers to the customer. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

Income Per Common Share

The computations of the basic and diluted income from continuing operations per share amounts were as follows:

(thousands, except per share)	2004	2003	2002

Income from continuing operations before change in accounting	$310,488	$277,348	$211,890
Weighted-average common shares outstanding
Basic	257,575	259,454	258,147
Effect of dilutive stock options and awards	4,201	3,283	3,427
Diluted	261,776	262,737	261,574
Income from continuing operations before change in accounting per common share
Basic	$1.21	$1.07	$0.82
Diluted	$1.19	$1.06	$0.81

Restricted stock awards of approximately 62,300 shares for 2004, 52,800 shares for 2003 and 203,550 shares for 2002 were excluded from the computation of basic weighted-average shares outstanding because such shares were not yet vested at those dates.

Stock options to purchase approximately 4.2 million shares for 2004, 4.3 million shares for 2003 and 8.4 million shares for 2002 were not dilutive and, therefore, were not included in the computations of diluted common shares outstanding.

Stock-Based Compensation

The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, net income and the related basic and diluted per common share amounts for 2004, 2003 and 2002 would have been reduced to the pro forma amounts in the following table:

(thousands, except per share)	2004	2003	2002

Net income, as reported	$310,488	$277,348	$209,770
Add: Stock-based employee compensation expense included in reported net income, net of tax	261	941	1,688
Deduct: Total stock-based employee compensation expense under fair value-based method, net of tax	(28,056)	(17,699)	(15,145)
Pro forma net income	$282,693	$260,590	$196,313
Basic net income per common share
As reported	$1.21	$1.07	$0.81
Pro forma	1.10	1.00	0.76
Diluted net income per common share
As reported	1.19	1.06	0.80
Pro forma	$1.09	$0.99	$0.75

Pro forma net income for 2004 includes approximately $0.03 per share of after-tax expense related to the acceleration of vesting and issuance of options under a reload feature associated with executive retirements.

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

Derivative Instruments and Hedging Activities

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); or (3) a foreign-currency fair-value or cash flow hedge (a “foreign currency” hedge). The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. The company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges. Hedge ineffectiveness during the years ended December 31, 2004, 2003 and 2002 was not significant.

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

New Accounting Pronouncements

In December 2003, The Financial Accounting Standards Board (“FASB”) issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Post Retirement Benefits, which requires additional disclosures about the assets, obligations, cash flows and period benefit costs of defined benefit pension plans and other defined benefit post retirement plans. The company adopted these provisions for domestic plans in 2003 and, as permitted under the standard, for international plans in 2004. Note 15 presents the new disclosure requirements.

In March 2004, the FASB issued Emerging Issues Task Force (EITF) No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable ones have been adopted for the company’s year-end 2004. The company does not expect this guidance to have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) Share-Based Payments (“SFAS No. 123R”). SFAS No. 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the company to expense share-based payment awards with compensation cost measured at the fair value of the award. SFAS No. 123R requires the company to adopt the new accounting provisions beginning in the third quarter of 2005. The company expects to restate prior period results as part of its transition to the new standard in line with the pro forma amounts shown in Note 2 under Stock-Based Compensation.

In May 2004, the FASB issued a FASB Staff Position (“FSP”) regarding SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (the “Act”) enacted in April 2004 and supersedes FSP No. 106-1, which was issued in January 2004. FSP No. 106-2 considers the effect of the two new features introduced in the Act in determining our accumulated postretirement benefit obligation (“APBO”) and net periodic postretirement benefit cost. The effect on the APBO will be accounted for as an actuarial experience gain to be amortized into income over the average remaining service period of plan participants. The company’s adoption of FSP No. 106-2 in the third quarter of 2004 resulted in an after-tax reduction of the net periodic pension cost of approximately $1.0 million and a reduction of the benefit obligation of $15.5 million during 2004.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43 (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-periodic charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company is evaluating the impact of this standard and currently does not expect it to have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an Amendment of APB Opinion

No. 29, (“SFAS No. 153”). SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

The company is currently evaluating the impact of this standard and does not expect it to have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued an FSP regarding Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, SFAS 109-1. Under the guidance in SFAS No. 109-1, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the company’s tax return. The company expects to benefit from this deduction with a modest benefit beginning in 2005.

In December 2004, the FASB issued an FSP regarding Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“AJCA”), SFAS No. 109-2. SFAS No. 109-2 allows the company time beyond the fourth quarter of 2004, the period of enactment, to evaluate the effect of the AJCA on its plans for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. The AJCA includes a deduction for 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA, at an effective tax cost of 5.25 percent on any such repatriated foreign earnings. Companies may elect to apply this provision to qualifying earnings repatriations in fiscal 2005. The company has begun an evaluation of the effects of the repatriation provisions; however, the company does not expect to be able to complete this evaluation until Congress or the Treasury Department provides additional clarifying language on key elements of the provision. The company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language.

NOTE 3.  SPECIAL CHARGES

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

During 2004 and 2003, restructuring activity includes the reversal of $927,000 and $1,359,000, respectively, of previously accrued severance and other costs as project expenses were favorable to previous estimates. Of this amount, for 2004 and 2003, $106,000 and $76,000, respectively, is included as a component of cost of sales and $821,000 and $1,283,000, respectively, is included as a component of “special charges”.

Also included in “special charges” for 2004 is a charge $1.6 million of in-process research and development related to the Alcide acquisition, a loss of $4.0 million ($2.4 million after tax) on the disposal of a grease management product line and a gain of $0.3 million ($0.2 million after tax) on the disposal of a small international business. For 2003, “special charges” also includes a write-off of $1.7 million of goodwill related to an international business.

For segment reporting purposes, each of these items has been included in the company’s corporate segment, which is consistent with the company’s internal management reporting. Changes to the restructuring liability accounts included the following:

(thousands)	Employee Termination Benefits	Asset Disposals	Other	Total

Restructuring liability, December 31, 2001	$0	$0	$0	$0

Initial expense and accrual	36,366	6,180	5,221	47,767
Cash payments	(16,033)		(1,711)	(17,744)
Non-cash charges		(6,180)		(6,180)
Restructuring liability, December 31, 2002	20,333	0	3,510	23,843

Cash payments	(16,770)		(2,471)	(19,241)
Non-cash credits		7		7
Revisions to prior estimates	(1,352)	(7)		(1,359)
Effect of foreign currency translation	1,222		670	1,892
Restructuring liability, December 31, 2003	3,433	0	1,709	5,142

Cash payments	(3,130)		(1,374)	(4,504)
Revisions to prior estimates	(490)		(437)	(927)
Effect of foreign currency translation	187		102	289
Restructuring liability, December 31, 2004	$0	$0	$0	$0

NOTE 4.  GAIN FROM DISCOUNTED OPERATION

During the first quarter of 2002, the company resolved a legal issue related to the disposal of its ChemLawn business in 1992. This resulted in the recognition of a gain from discontinued operations of $1,882,000 (net of income tax benefit of $1,079,000), or $0.01 per diluted share during the year ended December 31, 2002.

NOTE 5.  RELATED PARTY TRANSACTIONS

Henkel KGaA (“Henkel”) beneficially owned 72.7 million shares, or approximately 28.2 percent, of the company’s outstanding common stock on December 31, 2004. Under a stockholders’ agreement between the company and Henkel, Henkel is permitted ownership in the company of up to 35 percent of the company’s outstanding common stock. Henkel is also entitled to proportionate representation on the company’s board of directors.

In 2004, 2003 and 2002, the company and its affiliates sold products and services in the aggregate amounts of $3,222,000, $3,426,000 and $6,986,000, respectively, to Henkel or its affiliates, and purchased products and services in the amounts of $70,946,000, $71,265,000 and $74,192,000, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates are negotiated at arm’s length.

NOTE 6.  BUSINESS ACQUISITIONS AND DISPOSITIONS

Business Acquisitions

Business acquisitions made by the company during 2004, 2003 and 2002 were as follows:

Business Acquired	Date of Acquisition	Ecolab Operating Segment – Type of Business	Estimated Annual Sales Prior to Acquisition (millions)
			(unaudited)
2004
Nigiko	Jan. 2004	Europe (Pest Elimination)	$55

Daydots International	Feb. 2004	Institutional	22

Elimco	May 2004	Europe (Pest Elimination)	4

Restoration and Maintenance unit of VIC International	June 2004	Professional Products	5

Alcide Corporation	July 2004	Food & Beverage	24

2003
Adams Healthcare	Dec. 2002	Europe (Healthcare)	19

2002
Kleencare Hygiene	Jan. 2002	Europe (Food & Beverage)	30

Audits International	Jan. 2002	Pest Elimination	3

Terminix Ltd.	Sept. 2002	Europe (Pest Elimination)	65

The total cash consideration paid by the company for acquisitions and investments in affiliates was approximately $130 million, $32 million and $63 million for 2004, 2003 and 2002, respectively. In addition, 1,834,759 shares of common stock were issued with a market value of $57 million in the Alcide acquisition, plus $23,000 of cash in lieu of fractional shares. Total cash paid also includes payments of restructuring costs related to the acquisition of the remaining 50 percent interest of the former Henkel-Ecolab joint venture that were accrued in 2002. The aggregate purchase price has been reduced for any cash or cash equivalents acquired with the acquisitions.

These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company’s consolidated results of operations, financial position and cash flows.

Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions made, the allocation of the purchase prices were as follows:

(millions)	2004	2003

Net tangible assets acquired	$14	$18
Identifiable intangible assets	44	13
In-process research and development	2
Goodwill	127	1
Purchase price	$187	$32

The allocation of purchase price includes adjustments to preliminary allocations from prior periods, if any. During 2004, the company recorded a charge of $1.6 million for in-process research and development (“IPR&D”) as part of the allocation of purchase price in the Alcide acquisition. The value assigned to IPR&D is based on an independent appraiser’s valuation and was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative uses for the technology existed. The values were determined by estimating the discounted amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing a risk-adjusted rate of return that considered the uncertainty surrounding the successful development of the IPR&D.

In January 2005, the company acquired Associated Chemicals & Services, Inc. (aka Midland Research Laboratories), a Kansas-based provider of water treatment products, process chemicals and services serving the commercial, institutional, industrial, food and sugar processing markets. Midland has annual sales of approximately $16 million. These operations will become part of the company’s United States Cleaning & Sanitizing operations in 2005.

The changes in the carrying amount of goodwill for each of the company’s reportable segments for the years ended December 31, 2004, 2003 and 2002 are as follows:

	United States
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International	Consolidated

Balance December 31, 2001	$121,046	$44,796	$165,842	$431,083	$596,925
Goodwill acquired during year*	3,532	4,510	8,042	58,862	66,904
Foreign currency translation				38,472	38,472
Impairment losses upon adoption of SFAS No. 142 on January 1, 2002				(4,002)	(4,002)
Impairment losses during 2002	(2,599)		(2,599)		(2,599)
Balance December 31, 2002	121,979	49,306	171,285	524,415	695,700
Goodwill acquired during year*	367	(377)	(10)	825	815
Goodwill allocated to business dispositions				(2,708)	(2,708)
Foreign currency translation				103,404	103,404
Balance December 31, 2003	122,346	48,929	171,275	625,936	797,211
Goodwill acquired during year*	54,936		54,936	72,270	127,206
Goodwill allocated to business dispositions	(69)		(69)	(25)	(94)
Foreign currency translation				67,488	67,488
Balance December 31, 2004	$177,213	$48,929	$226,142	$765,669	$991,811

*  For 2004, all of the goodwill except approximately $34.4 million is expected to be tax deductible. All of the goodwill related to businesses acquired in 2003 and 2002 is expected to be tax deductible. Goodwill acquired in 2004, 2003 and 2002 also includes adjustments to prior year acquisitions. United States Other Services goodwill acquired during 2003 includes a reduction of $0.4 million for an adjustment related to the Audits International acquisition. International goodwill acquired during 2003 includes a reduction of $4.7 million for the Terminix acquisition primarily related to a finalization of the pension valuation at the date of acquisition.

Business Dispositions

In April 2004, the company sold its grease management product line to National Fire Services of Gurnee, Illinois. This sale resulted in a loss of approximately $4.0 million ($2.4 million after tax). Sales of the grease management product line totaled approximately $20 million in 2003 and were included in the company’s U.S. Cleaning & Sanitizing operations. The company also recognized a gain of $0.3 million ($0.2 million after tax) on the sale of a small Hygiene Services business in its International operations.

In December 2002, the company sold its Darenas janitorial products distribution business based in Birmingham, United Kingdom. This sale resulted in a loss of approximately $1.7 million principally due to the amount of goodwill allocated to the disposed business. The annualized sales of this entity were approximately $30 million. In June 2003, the company sold its minority interest investment in Comac S.p.A., a floor care machine manufacturing company based in Verona, Italy, for a gain of approximately $11.1 million ($6.7 million after tax). The company accounted for this investment under the equity method of accounting. In September 2003, the company sold the consumer dermatology business of the Adams Healthcare business at a nominal gain.  Goodwill allocated to the sale of the dermatology business was approximately $1.0 million. The annualized sales of the dermatology business that was sold were approximately $2.5 million. These operations and investment were a part of the company’s International segment.

NOTE 7.  BALANCE SHEET INFORMATION

December 31 (thousands)	2004	2003	2002

Accounts Receivable, Net
Accounts receivable	$782,465	$670,013	$589,149
Allowance for doubtful accounts	(44,199)	(44,011)	(35,995)
Total	$738,266	$626,002	$553,154

Inventories
Finished goods	$167,787	$159,633	$136,721
Raw materials and parts	176,336	152,127	156,628
Excess of fifo cost over lifo cost	(5,520)	(1,801)	(1,843)
Total	$338,603	$309,959	$291,506

Property, Plant and Equipment, Net
Land	$34,469	$26,921	$21,914
Buildings and leaseholds	272,931	243,795	231,119
Machinery and equipment	639,046	589,620	525,359
Merchandising equipment	1,065,482	949,553	821,109
Construction in progress	37,106	21,488	18,830
	2,049,034	1,831,377	1,618,331
Accumulated depreciation and amortization	(1,214,304)	(1,094,580)	(938,066)
Total	$834,730	$736,797	$680,265

Other Intangible Assets, Net
Cost
Customer relationships	$189,572	$153,479	$120,324
Intellectual property	38,130	77,793	71,104
Trademarks	62,874	52,283	50,308
Other intangibles	17,104	16,012	13,502
	307,680	299,567	255,238
Accumulated amortization
Customer relationships	(43,798)	(27,565)	(9,238)
Intellectual property	(7,726)	(45,809)	(39,641)
Trademarks	(12,764)	(9,313)	(5,947)
Other intangibles	(14,297)	(13,021)	(11,742)
Total	$229,095	$203,859	$188,670

Other Assets, Net
Deferred income taxes	$49,478	$43,168	$36,797
Pension	170,625	161,098	106,314
Other	161,369	136,445	142,224
Total	$381,472	$340,711	$285,335

Short-Term Debt
Notes payable	$50,980	$66,250	$146,947
Long-term debt, current maturities	5,152	3,953	13,152
Total	$56,132	$70,203	$160,099

Other Current Liabilities
Discounts and rebates	$154,797	$145,508	$127,418
Other	204,492	173,729	163,775
Total	$359,289	$319,237	$291,193

Long-Term Debt
6.875% notes, due 2011	$149,228	$149,101	$148,974
5.375% Euronotes, due 2007	404,716	364,399	299,777
7.19% senior notes, due 2006	74,715	75,017	75,000
Other	21,938	19,877	29,144
	650,597	608,394	552,895
Long-term debt, current maturities	(5,152)	(3,953)	(13,152)
Total	$645,445	$604,441	$539,743

The company has a $450 million multicurrency credit agreement with a consortium of banks that has a term through August 2009. Under certain circumstances, this credit agreement can be increased by $150 million for a total of $600 million. Prior to October 2004, the company had two similar agreements in place which provided $450 million of available credit. The company may borrow varying amounts in different currencies from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. This agreement includes a covenant regarding the ratio of total debt to capitalization. No amounts were outstanding under these agreements at year-end 2004, 2003 and 2002.

This credit agreement supports the company’s $450 million U.S. commercial paper program and its $200 million European commercial paper program. The company had $8.8 million and $64.1 million in outstanding U.S. commercial paper at December 31, 2004 and 2002, respectively, with average annual interest rates of 1.2 percent and 1.4 percent, respectively. There was no U.S. commercial paper outstanding at December 31, 2003. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2004 and 2003. Both programs were rated A-1 by Standard & Poor’s and P-1 by Moody’s as of December 31, 2004.

In December 2004, the company terminated a third commercial paper program, its 200 million Australian dollar commercial paper program. The company had 50.0 million of Australian dollar denominated commercial paper outstanding at December 31, 2003 and 2002 (in U.S. dollars, approximately $36 million and $28 million, respectively), with average annual interest rates of 5.1 percent and 4.8 percent, respectively.

In February 2002, the company issued euro 300 million ($265.9 million at rates prevailing at that time) of 5.375 percent Euronotes, due February 2007. As described further in Note 8, the company accounts for the transaction gains and losses related to the Euronotes as a component of the cumulative translation account within accumulated other comprehensive income (loss).

As of December 31, the weighted-average interest rate on notes payable was 5.7 percent in 2004, 6.3 percent in 2003 and 4.6 percent in 2002.

As of December 31, 2004, the aggregate annual maturities of long-term debt for the next five years were:  2005 - $5,152,000; 2006 - $79,708,000; 2007 - $408,264,000; 2008 - $1,906,000 and 2009 - $789,000.

Interest expense was $48,479,000 in 2004, $49,342,000 in 2003 and $47,210,000 in 2002. Interest income was $3,135,000 in 2004, $3,997,000 in 2003 and $3,315,000 in 2002. Total interest paid was $47,014,000 in 2004, $47,428,000 in 2003 and $45,056,000 in 2002.

NOTE 8.  FINANCIAL INSTRUMENTS

Foreign Currency Forward Contracts

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of foreign currency exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company’s European operations and are denominated in euros. The company had foreign currency forward exchange contracts that totaled approximately $239 million at December 31, 2004, $239 million at December 31, 2003 and $199 million at December 31, 2002. These contracts generally expire within one year. The gains and losses related to these contracts were included as a component of other comprehensive income until the hedged item is reflected in earnings. As of December 31, 2004, other comprehensive income includes a cumulative loss of $4.1 million related to these contracts.

Interest Rate Swap Agreements

The company enters into interest rate swap agreements to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

In 2003, the company entered into an interest rate swap agreement that converts $30 million of the 7.19% senior notes from a fixed interest rate to a floating or variable interest rate. This agreement is effective until January 2006. The interest rate swap was designated as a fair value hedge and had an insignificant value as of December 31, 2004. The mark to market gain on this agreement has been recorded as part of interest expense and has been offset by the market to market on this portion of the 7.19% senior notes.

During 2002, the company entered into an interest rate swap agreement in connection with the issuance of its Euronotes. This agreement converts approximately euro 78 million (approximately $104 million at year-end 2004) of the Euronote debt from a fixed interest rate to a floating or variable interest rate and is effective until February 2007. This interest rate swap was designated as a fair value hedge and had a value of $7.0 million, $6.4 million and $3.5 million as of December 31, 2004, 2003 and 2002, respectively. The mark to market gain on this agreement has been recorded as part of interest expense and has been offset by the loss recorded in interest expense on the mark to market on this portion of the Euronotes. There is no hedge ineffectiveness on this interest rate swap.

The company also had an interest rate swap agreement to provide for a fixed rate of interest on the first 50 million Australian dollars of Australian floating-rate debt. This agreement expired in November 2004 and had a fixed annual pay rate of approximately 6 percent. This interest rate swap agreement was designated as, and effective as, a cash flow hedge of the outstanding debt. The change in fair value of the interest rate swap was recorded in other comprehensive income and recognized in earnings as part of interest expense to offset the forecasted hedged transactions as they occurred.

Net Investment Hedges

In February 2002, the company issued euro 300 million of 5.375 percent Euronotes, due 2007. The company designated a portion (approximately euro 300 million at year-end 2004, euro 290 million at year-end 2003 and euro 200 million at year-end 2002) of this Euronote debt as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses on this portion of the Euronotes that are designated and effective as hedges of the company’s net investments have been included as a component of the cumulative translation account within accumulated other comprehensive income (loss). Total transaction losses related to the Euronotes and charged to this shareholders’ equity account were $39.6 million, $52.5 million and $26.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Transaction gains and losses on the remaining portion of the Euronotes have been included in earnings and were offset by transaction gains and losses related to other euro denominated assets held by the company’s U.S. operations.

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

Fair Value of Other Financial Instruments

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2004	2003	2002

Carrying amount
Cash and cash equivalents	$71,231	$85,626	$49,205
Accounts receivable	738,266	626,002	553,154
Notes payable	42,180	30,050	54,847
Commercial paper	8,800	36,200	92,100
Long-term debt (including current maturities)	650,597	608,394	552,895
Fair value
Long-term debt (including current maturities)	$690,066	$656,576	$588,003

The carrying amounts of cash equivalents, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

NOTE 9.  SHAREHOLDERS’ EQUITY

The company’s common stock was split two-for-one in the form of a 100 percent stock dividend paid June 6, 2003 to shareholders of record on May 23, 2003. All per share data have been adjusted to reflect the stock split, except for prior year data in the Consolidated Balance Sheet and the Consolidated Statement of Comprehensive Income and Shareholders’ Equity.

Authorized common stock, par value $1.00 per share, was 400 million shares in 2004 and 2003 and 200 million shares in 2002. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.3275 for 2004, $0.2975 for 2003 and $0.275 for 2002.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 1 million shares are designated as Series A Junior Participating Preferred Stock and 14 million shares are undesignated.

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

The company reacquired 4,581,400 shares of its common stock in 2004, 6,218,000 shares in 2003 and 165,000 shares in 2002 through open and private market purchases. The equivalent number of shares reacquired on a post stock-split basis was 8,014,500 in 2003 and 330,000 shares in 2002. In October 2003 and December 2004, the company approved authorizations to repurchase up to an aggregate of 20 million additional shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock option exercises and incentives and for general corporate purposes. As of December 31, 2004, 15,775,700 shares remained to be purchased under the company’s repurchase authority. The company also reacquired 777,607 shares of its common stock in 2004 related to the exercise of stock options and the vesting of stock awards. On a pre-split basis, the company reacquired 448,861 shares of its common stock in 2003 and 33,778 shares in 2002 related to the exercise of stock options and the vesting of stock awards.

NOTE 10.  STOCK INCENTIVE AND OPTION PLANS

The company’s stock incentive and option plans provide for grants of stock options, stock awards and other incentives. Common shares available for grant as of December 31 were 4,216,012 for 2004, 8,674,459 for 2003 and 12,305,052 for 2002. Common shares available for grant reflect 12 million shares approved by shareholders during 2002 for issuance under the plans.

Options may be granted to purchase shares of the company’s stock at not less than fair market value at the date of grant. Options granted in 2004, 2003 and 2002 generally become exercisable over three years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares	2004	2003	2002

Granted	4,876,408	4,765,823	4,912,674
Exercised	(3,625,117)	(6,383,227)	(4,432,722)
Canceled	(386,512)	(379,634)	(1,473,670)
December 31:
Outstanding	22,732,505	21,867,726	23,864,764
Exercisable	15,332,623	12,823,743	14,444,562

Average exercise price per share	2004	2003	2002

Granted	$33.49	$27.18	$24.24
Exercised	16.55	19.84	10.27
Canceled	24.81	21.87	21.08
December 31:
Outstanding	24.20	20.87	19.35
Exercisable	$21.31	$17.96	$17.77

Information related to stock options outstanding and stock options exercisable as of December 31, 2004, is as follows:

Options Outstanding
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price

$ 5.80 - $10.95	1,175,852	1.8 years	$9.15
$13.45 - $18.96	3,683,114	6.3 years	18.35
$19.27 - $23.90	4,352,780	5.4 years	19.83
$24.04 - $24.90*	4,295,281	7.9 years	24.35
$25.21 - $27.39*	4,729,364	9.0 years	27.31
$28.70 - $35.07*	4,493,892	9.9 years	34.03
$37.07 - $93.42*	2,222	4.1 years	$53.36

*Includes 15,872 shares of Ecolab common stock subject to stock options which Ecolab assumed in connection with the acquisition of Alcide Corporation in June 2004.

Options Exercisable
Range of Exercise Prices	Options Exercisable	Weighted- Average Exercise Price

$ 5.80 - $10.95	1,175,852	$9.15
$13.45 - $18.96	3,683,114	18.35
$19.27 - $23.90	4,294,623	19.78
$24.04 - $24.90*	3,078,127	24.36
$25.21 - $27.39*	2,255,193	27.33
$28.70 - $35.07*	843,492	33.00
$37.07 - $93.42*	2,222	$53.36

*Includes 15,872 shares of Ecolab common stock subject to stock options which Ecolab assumed in connection with the acquisition of Alcide Corporation in June 2004.

The weighted-average grant-date fair value of options granted in 2004, 2003 and 2002, and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant, utilizing the Black-Scholes option-pricing model, were as follows:

	2004	2003	2002

Weighted-average grant-date fair value of options granted at market prices	$9.45	$7.85	$7.10
Assumptions
Risk-free interest rate	3.8%	3.5%	3.6%
Expected life	6 years **	6 years	6 years
Expected volatility	25.5%	26.8%	26.5%
Expected dividend yield	1.0%	1.2%	1.1%

**Reload options were also granted during 2004 with a weighted-average expected life of 3.5 years.

The expense associated with shares of restricted stock issued under the company’s stock incentive plan is based on the market price of the company’s stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 18 and 48 months. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. The company granted 13,550 shares in 2004, 10,500 shares in 2003 and 67,200 shares in 2002 under its restricted stock award program.

The company uses the intrinsic value-based method of accounting to measure compensation expense for its stock incentive and option plans. See Note 2 to the consolidated financial statements for the pro forma net income and related basic and diluted per common share amounts had the company used the fair value-based method of accounting to measure compensation expense. Effective with third quarter 2005, the company expects to adopt SFAS No. 123R and its requirements to expense the fair value of its stock options, barring further rulings.

NOTE 11.  INCOME TAXES

Income from continuing operations before income taxes consisted of:

(thousands)	2004	2003	2002

Domestic	$278,841	$286,003	$258,779
Foreign	209,937	162,415	93,192
Total	$488,778	$448,418	$351,971

The provision for income taxes consisted of:

(thousands)	2004	2003	2002

Federal and state	$86,300	$78,928	$59,601
Foreign	67,681	49,687	30,557
Currently payable	153,981	128,615	90,158
Federal and state	22,966	33,178	43,974
Foreign	1,343	9,277	5,949
Deferred	24,309	42,455	49,923
Provision for income taxes	$178,290	$171,070	$140,081

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

December 31 (thousands)	2004	2003	2002

Deferred tax assets
Postretirement health care and pension benefits	$827	$1,008	$19,249
Other accrued liabilities	57,316	53,924	52,399
Loss carryforwards	11,709	11,756	13,932
Other, net	27,250	27,856	28,090
Valuation allowance	(2,847)	(2,719)	(1,462)
Total	94,255	91,825	112,208
Deferred tax liabilities
Property, plant and equipment basis differences	72,204	61,062	53,320
Intangible assets	74,064	49,465	38,696
Other, net	4,055	4,714	3,273
Total	150,323	115,241	95,289
Net deferred tax assets (liabilities)	$(56,068)	$(23,416)	$16,919

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate was:

	2004	2003	2002

Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.5	2.7	3.2
Foreign operations	(1.0)	0.5	1.0
Other, net	0.0	(0.1)	0.6
Effective income tax rate	36.5%	38.1%	39.8%

Cash paid for income taxes was approximately $163 million in 2004, $90 million in 2003 and $95 million in 2002.

As of December 31, 2004, the company had undistributed earnings of international affiliates of approximately $525 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union.

Under the guidance in FASB Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction

on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the company’s tax return. The company expects to benefit from this deduction with a modest benefit beginning in 2005.

The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. The company does not expect to be able to complete its evaluation until after Congress or the Treasury Department provides clarifying language on key elements of the provision. The company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language.

NOTE 12.  RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles, computers and other equipment under operating leases. Rental expense under all operating leases was $86,626,000 in 2004, $81,781,000 in 2003 and $77,593,000 in 2002. As of December 31, 2004, future minimum payments under operating leases with noncancelable terms in excess of one year were:

(thousands)

2005	$40,709
2006	33,407
2007	24,747
2008	17,428
2009	14,827
Thereafter	21,971
Total	$153,089

The company enters into operating leases in the U.S. for vehicles whose noncancellable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $39,000,000 in 2005. These automobile leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. No estimated losses have been recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

NOTE 13.  RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $61,471,000 in 2004, $53,171,000 in 2003 and $49,860,000 in 2002.

NOTE 14.  COMMITMENTS AND CONTINGENCIES

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company’s financial position, results of operations and cash flows to date has not been material. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. At December 31, 2004, the accrual for environmental remediation costs was approximately $4.1 million. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis.

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

NOTE 15.  RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For participants enrolled prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For participants enrolled after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30. The information following includes all of the company’s significant international defined benefit pension plans.

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

A reconciliation of changes in the benefits obligations and fair value of assets of the company’s plans is as follows:

	U.S. Pension Benefits			International Pension Benefits			U.S. Postretirement Health Care Benefits
(thousands)	2004	2003	2002	2004	2003	2002	2004	2003	2002

Benefit obligation, beginning of year	$556,076	$485,155	$396,827	$321,906	$245,876	$172,328	$155,030	$131,206	$134,116
Service cost	31,453	26,442	21,635	13,409	11,997	9,412	3,188	7,447	2,814
Interest cost	34,192	32,208	29,237	17,830	14,633	10,973	9,041	8,597	7,651
Company contributions						137
Participant contributions				2,503	1,515	68	2,267	1,856	1,214
Acquisitions				1,441	1,086	43,135
Divestitures				(611)
Plan amendments, settlements and curtailments				473	(948)	1,522	288	(1,930)	(40,760)
Changes in assumptions	52,728	33,397	53,467				10,046	8,675	24,588
Actuarial loss (gain)*	10,801	(5,232)	(1,889)	2,335	13,007	(2,554)	(11,257)	7,828	8,659
Benefits paid	(17,314)	(15,894)	(14,122)	(13,961)	(11,892)	(8,913)	(10,573)	(8,649)	(7,076)
Foreign currency translation				26,720	46,632	19,768
Benefit obligation, end of year	$667,936	$556,076	$485,155	$372,045	$321,906	$245,876	$158,030	$155,030	$131,206
Fair value of plan assets, beginning of year	$544,802	$378,504	$311,164	$170,975	$134,089	$108,485	$21,979	$18,911	$23,811
Actual gains (losses) on plan assets	53,645	107,192	(43,112)	7,006	9,400	(9,438)	2,018	5,054	(2,866)
Acquisitions					263	23,331
Company contributions	37,000	75,000	124,574	25,124	12,743	7,794	6,049	4,807	3,828
Participant contributions				2,503	1,407	1,052	2,267	1,856	1,214
Settlements					(547)
Benefits paid	(17,314)	(15,894)	(14,122)	(13,961)	(11,892)	(7,800)	(10,573)	(8,649)	(7,076)
Foreign currency translation				9,835	25,512	10,665
Fair value of plan assets, end of year	$618,133	$544,802	$378,504	$201,482	$170,975	$134,089	$21,740	$21,979	$18,911

* The actuarial gain in 2004 for the U.S. Postretirement Health Care Benefits plan includes a gain of $15.5 million resulting from the enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

A reconciliation of the funded status for the pension and postretirement plans is as follows:

	U.S. Pension Benefits			International Pension Benefit			U.S. Postretirement Health Care Benefits
(thousands)	2004	2003	2002	2004	2003	2002	2004	2003	2002

Funded status	$(49,803)	$(11,274)	$(106,651)	$(170,563)	$(150,931)	$(111,787)	$(136,290)	$(133,051)	$(112,295)
Unrecognized actuarial loss	215,466	160,939	201,006	55,746	44,123	25,881	56,467	63,559	56,823
Unrecognized prior service cost (benefit)	5,664	7,400	9,329	1,589	2,265	(55)	(28,075)	(34,059)	(37,431)
Unrecognized net transition (asset) obligation	(702)	(2,105)	(3,508)	357	627	833
Net amount recognized	$170,625	$154,960	$100,176	$(112,871)	$(103,916)	$(85,128)	$(107,898)	$(103,551)	$(92,903)

The net amount recognized in the balance sheet and the accumulated benefit obligation is as follows:

	U.S. Pension Benefits			International Pension Benefits			U.S. Postretirement Health Care Benefits
(thousands)	2004	2003	2002	2004	2003	2002	2004	2003	2002

Prepaid benefit cost	$170,625	$154,960	$100,176	$28,986	$26,533	$13,175	$—	$—	$—
Accrued benefit cost				(162,730)	(146,180)	(99,355)	(107,898)	(103,551)	(92,903)
Intangible asset				2,202
Accumulated other comprehensive loss				18,671	15,731	1,052
Net amount recognized	$170,625	$154,960	$100,176	$(112,871)	$(103,916)	$(85,128)	$(107,898)	$(103,551)	$(92,903)
Accumulated benefit obligation	$522,214	$441,488	$375,406	$335,628	$283,464	$208,732	$158,030	$155,030	$131,206

For certain international pension plans, the accumulated benefit obligations exceeded the fair value of plan assets. Therefore, the company recognized an addition to the minimum pension liability in other comprehensive income of $0.4 million pre-tax ($0.3 million net of deferred tax asset) during 2004, $14.5 million pre-tax ($9.5 million net of deferred tax asset) during 2003 and $1.1 million during 2002. As of December 31, 2004, other comprehensive income includes minimum pension liability adjustments of $16.0 million pre-tax ($10.9 million net of deferred tax asset).

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31
(thousands)	2004	2003	2002

Aggregate projected benefit obligation	$316,609	$261,138	$103,063
Accumulated benefit obligation	286,165	238,819	90,428
Fair value of plan assets	126,453	95,655	14,163

These plans relate to various international subsidiaries and are funded consistent with local practices and requirements. As of December 31, 2004, there were approximately $4.3 million of future postretirement benefits covered by insurance contracts.

Plan Assets

United States

The company’s plan asset allocations for its U.S. defined benefit pension and postretirement health care benefits plans at December 31, 2004, 2003 and 2002, and target allocation for 2005 are as follows:

	2005 Target Asset
Asset	Allocation	Percentage of Plan Assets
Category	Percentage	2004	2003	2002

Large cap equity	43%	44%	46%	43%
Small cap equity	12	13	13	12
International equity	15	16	15	15
Fixed income	25	23	22	25
Real estate	5	4	4	5
Total	100%	100%	100%	100%

The company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The pension and health care plans’ demographic characteristics generally reflect a younger workforce relative to an average pension plan. Therefore, the asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of a better funded status, better long-term returns and lower pension costs in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across several asset classes and securities. Selected individual portfolios may be undiversified while maintaining the diversified nature of total plan assets.

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

International

The company’s plan asset allocations for its international defined benefit pension plans at December 31, 2004, 2003 and 2002, and target allocation for 2005 are as follows:

	2005 Target Asset
Asset	Allocation	Percentage of Plan Assets
Category	Percentage	2004	2003	2002

Stocks	37%	37%	43%	41%
Fixed income	50	50	43	44
International equity	3	3	5	6
Insurance contracts	5	5	2	2
Real estate	4	4	5	5
Other	1	1	2	2
Total	100%	100%	100%	100%

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. The funds are invested in a variety of stocks, fixed income and real estate investments; in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. Total non-U.S. pension plan assets represent 25% of total Ecolab pension plan assets worldwide.

During 2004, the American Jobs Creation Act of 2004 (the “Act”) added a new Section 409A to the Internal Revenue Code (“the Code”) which significantly changed the federal tax law applicable to amounts deferred after December 31, 2004 under nonqualified deferred compensation plans. In response to this, the company amended the Non-Employee Director Stock Option and Deferred Compensation Plan (“Director Plan”) and the Mirror Savings Plan in December 2004. The amendments (1) allow compensation that was “deferred” (as defined by the Act) prior to January 1, 2005 to qualify for “grandfathered” status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the addition of Internal Revenue Code Section 409A by the Act, and (2) cause deferred compensation that is deferred after December 31, 2004 to be in compliance with the requirements of Code Section 409A. For amounts deferred after December 31, 2004, the amendments generally (1) require that such amounts be distributed as a single lump sum payment as soon as practicable after the participant has had a separation of service, with the exception of payments to “key employees” (as defined by the Act) which lump sum payments are required to be held for 6 months after their separation from service, and (2) prohibit the acceleration of distribution of such amounts except for an unforseeable emergency (as defined by the Act).

Additionally, in December 2004 the company amended the Supplemental Executive Retirement Plan (“SERP”) and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for “grandfathered” status and to coninue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze the accrual of benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service are expected to issue regulations and/or other guidance with respect to the provisions of the new Act throughout 2005 and final amendments to comply with the Act are required by the end of 2005. The company currently intends to rescind the freeze, following issuance of regulations to ensure compliance for post-2004 benefit accruals.

Cash Flows

As of year-end 2004, the company’s estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

(thousands)

2005	$39,000
2006	40,000
2007	43,000
2008	47,000
2009	49,000
2010-2014	308,000

The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is not required to make any contributions to the U.S. pension and postretirement health care benefit plans in 2005. The maximum tax deductible contribution for 2005 is $45 million for the U.S. pension plan. The company’s best estimate of contributions to be made to the international plans is $17 million in 2005.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations was:

	U.S. Pension Benefits			International Pension Benefits			U.S. Postretirement Health Care Benefits
(thousands)	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service cost – employee benefits earned during the year	$31,453	$26,442	$21,635	$13,409	$11,997	$9,412	$3,188	$2,945	$2,814
Interest cost on benefit obligation	34,192	32,208	29,237	17,830	14,633	10,973	9,041	8,597	7,651
Adjustments for death benefits for retired executives								4,502
Expected return on plan assets	(50,161)	(42,411)	(32,675)	(11,403)	(9,908)	(8,556)	(1,843)	(1,580)	(2,071)
Recognition of net actuarial loss (gain)	5,518	3,451		1,458	932	394	5,706	6,293	2,005
Amortization of prior service cost (benefit)	1,736	1,929	1,929	426	41	204	(5,696)	(5,302)	(4,431)
Amortization of net transition (asset) obligation	(1,403)	(1,403)	(1,403)	333	493	272
Curtailment (gain) loss				(51)		1,522			(5,791)
Total expense	$21,335	$20,216	$18,723	$22,002	$18,188	$14,221	$10,396	$15,455	$177

The company also has U.S. noncontributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $23 million at December 31, 2004. The annual expense for these plans was approximately $5 million in 2004, $4 million in 2003 and $3 million in 2002.

Plan Assumptions

	U.S. Pension Benefits			International Pension Benefits			U.S. Postretirement Health Care Benefits
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Weighted-average actuarial assumptions used to determine benefit obligations as of December 31:
Discount rate	5.75%	6.25%	6.75%	5.22%	5.39%	5.42%	5.75%	6.25%	6.75%
Projected salary increase	4.30	4.30	4.80	3.13	3.31	3.40
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	6.25	6.75	7.50	5.37	5.11	5.37	6.25	6.75	7.50
Expected return on plan assets	9.00	9.00	9.00	5.75	5.97	5.26	9.00%	9.00%	9.00%
Projected salary increase	4.30%	4.80%	4.80%	3.07%	3.25%	3.36%

The expected long-term rate of return is generally based on the pension plan’s asset mix, assumptions of equity returns based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

For postretirement benefit measurement purposes as of December 31, 2004, 8.0 percent (for pre-age 65 retirees) and 10.0 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed. The rates were assumed to decrease by 1 percent each year until they reach 5 percent in 2008 for pre-age 65 retirees and 5 percent in 2010 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-Percentage Point
(thousands)	Increase	Decrease

Effect on total of service and interest cost components	$523	$(466)
Effect on postretirement benefit obligation	9,008	(8,023)

Effective March 2002, the company changed its postretirement health care benefits plan to discontinue the employer subsidy for postretirement health care benefits for most active employees. These subsidized benefits will continue to be provided to certain defined active employees and all retirees who were participating at the time of the change. As a result of these actions, the company recorded a curtailment gain of approximately $6 million in the first quarter of 2002.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The company’s U.S. postretirement health care benefits plan offers prescription drug benefits. The company does not anticipate that its plan will need to be amended to obtain the benefits provided under the Act. In accordance with FSP No. 106-2 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the company began recording favorable benefits of the Act in the third quarter of 2004, using the prospective transition method consistent with this guidance. The annual after-tax benefit for 2004 is approximately $1.0 million. The company recognized an actuarial gain and a reduction in its postretirement benefit obligation of $15.5 million at July 1, 2004 related to the Act.

Savings Plan and ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Prior to March 2002, employee contributions of up to 6 percent of eligible compensation were matched 50 percent by the company. In March 2002, the company changed its 401(k) savings plan and added an employee stock ownership plan (ESOP) feature to the existing plan. Employee before-tax contributions of up to 3 percent of eligible compensation are matched 100 percent by the company and employee before-tax contributions between 3 percent and 5 percent of eligible compensation are matched 50 percent by the company. The match is 100 percent vested immediately. Effective January 2003, the plan was amended to provide that all employee contributions which are invested in Ecolab stock will be part of the employee’s ESOP account while so invested. The company’s contributions are invested in Ecolab common stock and amounted to $15,822,000 in 2004, $14,854,000 in 2003 and $12,905,000 in 2002.

NOTE 16.  OPERATING SEGMENTS

The company’s operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company’s operating segments have been aggregated into three reportable segments.

The “United States Cleaning & Sanitizing” segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products, Healthcare, Vehicle Care, Water Care Services and Food & Beverage operations.

The “United States Other Services” segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operations.

The company’s “International” segment provides cleaning and sanitizing product and service offerings as well as pest elimination services to international markets in Europe, Asia Pacific, Latin America and Canada.

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

Financial information for each of the company’s reportable segments is as follows:

	United States				Other
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International	Foreign Currency Translation	Corporate	Consolildated

Net sales
2004	$1,796,355	$339,305	$2,135,660	$1,931,321	$117,952		$4,184,933
2003	1,694,323	320,444	2,014,767	1,797,400	(50,348)		3,761,819
2002	1,615,171	308,329	1,923,500	1,759,000	(278,915)		3,403,585
Operating income (loss)
2004	290,366	24,432	314,798	210,595	13,090	$(4,361)	534,122
2003	285,212	21,031	306,243	187,864	(6,615)	(4,834)	482,658
2002	271,838	33,051	304,889	165,182	(28,197)	(46,008)	395,866
Depreciation & amortization
2004	119,831	5,254	125,085	107,716	8,654	5,927	247,382
2003	114,516	4,903	119,419	106,563	(3,276)	6,950	229,656
2002	112,303	4,615	116,918	109,914	(10,852)	7,448	223,428
Total assets
2004	1,284,006	146,701	1,430,707	2,033,246	182,274	69,947	3,716,174
2003	1,112,994	143,552	1,256,546	1,874,450	(10,716)	108,638	3,228,918
2002	1,067,226	129,498	1,196,724	1,897,541	(300,735)	72,377	2,865,907
Capital expenditures
2004	153,503	4,993	158,496	111,703	5,672		275,871
2003	117,361	3,726	121,087	93,701	(2,894)	141	212,035
2002	$111,349	$3,105	$114,454	$110,954	$(13,140)	$489	$212,757

Consistent with the company’s internal management reporting, corporate operating income includes special charges included on the consolidated statement of income and recorded for 2004, 2003 and 2002. In addition, corporate expense includes an adjustment made for death benefits for retired executives in 2003. Corporate assets are principally cash and cash equivalents.

The company has two classes of products and services within its United States Cleaning & Sanitizing and International operations which comprise 10 percent or more of consolidated net sales. Sales of warewashing products were approximately 22 percent, 23 percent and 23 percent of consolidated net sales in 2004, 2003 and 2002, respectively. Sales of laundry products and services were approximately 10 percent, 10 percent and 11 percent of consolidated net sales in 2004, 2003 and 2002, respectively.

Property, plant and equipment of the company’s United States and International operations were as follows:

December 31 (thousands)	2004	2003	2002

United States	$476,804	$404,209	$418,973
International	319,493	322,801	290,049
Corporate			4,653
Effect of foreign currency translation	38,433	9,787	(33,410)
Consolidated	$834,730	$736,797	$680,265

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(thousands, except per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2004
Net sales
United States Cleaning & Sanitizing	$430,734	$450,625	$478,464	$436,532	$1,796,355
United States Other Services	77,775	85,875	89,157	86,498	339,305
International	439,174	485,819	497,717	508,611	1,931,321
Effect of foreign currency translation	31,688	20,392	24,978	40,894	117,952
Total	979,371	1,042,711	1,090,316	1,072,535	4,184,933
Cost of sales (including special charges (income) of $(50), $(16) and $(40) in the first, second and fourth quarters, respectively)	474,094	504,609	519,669	532,908	2,031,280
Selling, general and administrative expenses	385,333	402,487	410,360	416,884	1,615,064
Special charges (income)	3,805	(254)	1,345	(429)	4,467
Operating income
United States Cleaning & Sanitizing	77,290	75,297	86,443	51,336	290,366
United States Other Services	5,198	8,123	6,697	4,414	24,432
International	34,949	50,049	64,020	61,577	210,595
Corporate	(3,755)	270	(1,345)	469	(4,361)
Effect of foreign currency translation	2,457	2,130	3,127	5,376	13,090
Total	116,139	135,869	158,942	123,172	534,122
Interest expense, net	11,173	11,217	11,566	11,388	45,344
Income before income taxes	104,966	124,652	147,376	111,784	488,778
Provision for income taxes	38,960	46,359	52,429	40,542	178,290
Net income	$66,006	$78,293	$94,947	$71,242	$310,488
Basic net income per common share	$0.26	$0.30	$0.37	$0.28	$1.21
Diluted net income per common share	$0.25	$0.30	$0.36	$0.27	$1.19
Weighted-average common shares outstanding
Basic	257,025	257,135	258,368	257,774	257,575
Diluted	260,227	260,905	262,252	262,282	261,776

2003
Net sales
United States Cleaning & Sanitizing	$417,299	$430,901	$444,791	$401,332	$1,694,323
United States Other Services	73,329	82,963	83,497	80,655	320,444
International	415,723	448,744	460,371	472,562	1,797,400
Effect of foreign currency translation	(30,499)	(15,873)	(5,893)	1,917	(50,348)
Total	875,852	946,735	982,766	956,466	3,761,819
Cost of sales (including special charges (income) of $(45) and $(31) in first and fourth quarters)	430,482	466,734	478,163	469,823	1,845,202
Selling, general and administrative expenses	344,033	358,783	357,923	372,812	1,433,551
Special charges (income)	(197)	(147)	1,224	(472)	408
Operating income
United States Cleaning & Sanitizing	69,906	71,943	82,472	60,891	285,212
United States Other Services	3,647	6,785	8,755	1,844	21,031
International	30,580	44,524	56,772	55,988	187,864
Corporate	242	106	(1,184)	(3,998)	(4,834)
Effect of foreign currency translation	(2,841)	(1,993)	(1,359)	(422)	(6,615)
Total	101,534	121,365	145,456	114,303	482,658
Gain on sale of equity investment			10,877	228	11,105
Interest expense, net	10,703	11,752	12,051	10,839	45,345
Income before income taxes	90,831	109,613	144,282	103,692	448,418
Provision for income taxes	35,513	42,458	56,843	36,256	171,070
Net income	$55,318	$67,155	$87,439	$67,436	$277,348
Basic net income per common share	$0.21	$0.26	$0.34	$0.26	$1.07
Diluted net income per common share	$0.21	$0.25	$0.33	$0.26	$1.06
Weighted-average common shares outstanding
Basic	260,448	261,246	258,694	257,428	259,454
Diluted	263,637	264,553	261,609	260,628	262,737

Special charges are included in corporate operating income. Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORTS OF MANAGEMENT

To the Shareholders:

Management’s Responsibility for Financial Statements

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management’s best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company’s independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent auditors.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2004.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004 has been audited by PricwaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Douglas M. Baker, Jr.	/s/ Steven L. Fritze
Douglas M. Baker, Jr.	Steven L. Fritze
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

We have completed an integrated audit of Ecolab Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of comprehensive income and shareholders’ equity present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2004, 2003, and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ecolab Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, Ecolab Inc. changed the manner in which it accounts for goodwill and other intangible assets as of January 1, 2002.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Ecolab Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Ecolab Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Ecolab Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 24, 2005

Summary Operating and Financial Data

December 31 (thousands, except per share)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Operations
Net sales
United States	$2,135,660	$2,014,767	$1,923,500	$1,821,902	$1,746,698	$1,605,385	$1,429,711	$1,251,517	$1,127,281	$1,008,910	$923,667
International (at average rates of currency exchange during the year)	2,049,273	1,747,052	1,480,085	498,808	483,963	444,413	431,366	364,524	341,231	310,755	265,544
Total	4,184,933	3,761,819	3,403,585	2,320,710	2,230,661	2,049,798	1,861,077	1,616,041	1,468,512	1,319,665	1,189,211
Cost of sales (including special charges (income) of $(106) in 2004, $(76) in 2003 and $8,977 in 2002, $(566) in 2001 and $1,948 in 2000)	2,031,280	1,845,202	1,687,597	1,120,254	1,056,263	963,476	874,793	745,256	694,791	622,342	550,308
Selling, general and administrative expenses	1,615,064	1,433,551	1,283,091	881,453	851,995	796,371	724,304	652,281	588,404	534,637	493,939
Special charges, sale of business and merger expenses	4,467	408	37,031	824	(20,736)						8,000
Operating income	534,122	482,658	395,866	318,179	343,139	289,951	261,980	218,504	185,317	162,686	136,964
Gain on sale of equity investment		11,105
Interest expense, net	45,344	45,345	43,895	28,434	24,605	22,713	21,742	12,637	14,372	11,505	12,909
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	488,778	448,418	351,971	289,745	318,534	267,238	240,238	205,867	170,945	151,181	124,055
Provision for income taxes	178,290	171,070	140,081	117,408	129,495	109,769	101,782	85,345	70,771	59,694	50,444
Equity in earnings of Henkel-Ecolab				15,833	19,516	18,317	16,050	13,433	13,011	7,702	10,951
Income from continuing operations	310,488	277,348	211,890	188,170	208,555	175,786	154,506	133,955	113,185	99,189	84,562
Gain from discontinued operations			1,882				38,000
Changes in accounting principle			(4,002)		(2,428)
Net income, as reported	310,488	277,348	209,770	188,170	206,127	175,786	192,506	133,955	113,185	99,189	84,562
Adjustments				18,471	17,762	16,631	14,934	11,195	10,683	8,096	12,757
Adjusted net income	$310,488	$277,348	$209,770	$206,641	$223,889	$192,417	$207,440	$145,150	$123,868	$107,285	$97,319
Income per common share, as reported
Basic - continuing operations	$1.21	$1.07	$0.82	$0.74	$0.82	$0.68	$0.60	$0.52	$0.44	$0.38	$0.31
Basic - net income	1.21	1.07	0.81	0.74	0.81	0.68	0.75	0.52	0.44	0.38	0.31
Diluted - continuing operations	1.19	1.06	0.81	0.72	0.79	0.65	0.58	0.50	0.43	0.37	0.31
Diluted - net income	1.19	1.06	0.80	0.72	0.78	0.65	0.72	0.50	0.43	0.37	0.31
Adjusted income per common share
Basic - continuing operations	1.21	1.07	0.82	0.81	0.89	0.74	0.66	0.56	0.48	0.41	0.36
Basic - net income	1.21	1.07	0.81	0.81	0.88	0.74	0.80	0.56	0.48	0.41	0.36
Diluted - continuing operations	1.19	1.06	0.81	0.80	0.86	0.72	0.63	0.54	0.47	0.40	0.35
Diluted - net income	$1.19	$1.06	$0.80	$0.80	$0.85	$0.72	$0.77	$0.54	$0.47	$0.40	$0.35
Weighted-average common shares outstanding - basic	257,575	259,454	258,147	254,832	255,505	259,099	258,314	258,891	257,983	264,387	270,200
Weighted-average common shares outstanding - diluted	261,776	262,737	261,574	259,855	263,892	268,837	268,095	267,643	265,634	269,912	274,612

Selected Income Statement Ratios
Gross profit	51.5%	50.9%	50.4%	51.7%	52.6%	53.0%	53.0%	53.9%	52.7%	52.8%	53.7%
Selling, general and administrative expenses	38.6	38.1	37.7	38.0	38.2	38.9	38.9	40.4	40.1	40.5	41.5
Operating income	12.8	12.8	11.6	13.7	15.4	14.1	14.1	13.5	12.6	12.3	11.5
Income from continuing operations before income taxes	11.7	11.9	10.3	12.5	14.3	13.0	12.9	12.7	11.6	11.5	10.4
Income from continuing operations	7.4	7.4	6.2	8.1	9.3	8.6	8.3	8.3	7.7	7.5	7.1
Effective income tax rate	36.5%	38.1%	39.8%	40.5%	40.7%	41.1%	42.4%	41.5%	41.4%	39.5%	40.7%

Financial Position
Current assets	$1,279,066	$1,150,340	$1,015,937	$929,583	$600,568	$577,321	$503,514	$509,501	$435,507	$358,072	$401,179
Property, plant and equipment, net	834,730	736,797	680,265	644,323	501,640	448,116	420,205	395,562	332,314	292,937	246,191
Investment in Henkel-Ecolab					199,642	219,003	253,646	239,879	285,237	302,298	284,570
Goodwill, intangible and other assets	1,602,378	1,341,781	1,169,705	951,094	412,161	341,506	293,630	271,357	155,351	107,573	88,416
Total assets	$3,716,174	$3,228,918	$2,865,907	$2,525,000	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208,409	$1,060,880	$1,020,356
Current liabilities	$939,547	$851,942	$853,828	$827,952	$532,034	$470,674	$399,791	$404,464	$327,771	$310,538	$253,665
Long-term debt	645,445	604,441	539,743	512,280	234,377	169,014	227,041	259,384	148,683	89,402	105,393
Postretirement health care and pension benefits	270,930	249,906	207,596	183,281	117,790	97,527	85,793	76,109	73,577	70,666	70,882
Other liabilities	297,733	227,203	164,989	121,135	72,803	86,715	67,829	124,641	138,415	133,616	128,608
Shareholders’ equity	1,562,519	1,295,426	1,099,751	880,352	757,007	762,016	690,541	551,701	519,963	456,658	461,808
Total liabilities and shareholders’ equity	$3,716,174	$3,228,918	$2,865,907	$2,525,000	$1,714,011	$1,585,946	$1,470,995	$1,416,299	$1,208,409	$1,060,880	$1,020,356

Selected Cash Flow Information
Cash provided by operating activities	$582,464	$529,199	$423,326	$364,481	$315,486	$293,494	$235,642	$235,098	$254,269	$166,463	$169,346
Depreciation and amortization	247,382	229,656	223,428	162,990	148,436	134,530	121,971	100,879	89,523	76,279	66,869
Capital expenditures	275,871	212,035	212,757	157,937	150,009	145,622	147,631	121,667	111,518	109,894	88,457
Cash dividends declared per common share	$0.3275	$0.2975	$0.2750	$0.2625	$0.2450	$0.2175	$0.1950	$0.1675	$0.1450	$0.1288	$0.1138

Selected Financial Measures/Other
Total debt	$701,577	$674,644	$699,842	$745,673	$370,969	$281,074	$295,032	$308,268	$176,292	$161,049	$147,213
Total debt to capitalization	31.0%	34.2%	38.9%	45.9%	32.9%	26.9%	29.9%	35.8%	25.3%	26.1%	24.2%
Book value per common share	$6.07	$5.03	$4.23	$3.44	$2.98	$2.94	$2.67	$2.14	$2.01	$1.76	$1.71
Return on beginning equity	24.0%	25.2%	23.8%	24.9%	27.1%	25.5%	34.9%	25.8%	24.8%	21.5%	21.6%
Dividends per share/diluted net income per common share	27.5%	28.1%	34.4%	36.2%	31.4%	33.2%	27.1%	33.5%	34.1%	35.3%	36.7%
Annual common stock price range	$35.59-26.12	$27.92-23.08	$25.20-18.27	$22.10-14.25	$22.85-14.00	$22.22-15.85	$19.00-13.07	$14.00-9.07	$9.88-7.28	$7.94-5.00	$5.88-4.82
Number of employees	21,338	20,826	20,417	19,326	14,250	12,870	12,007	10,210	9,573	9,026	8,206

The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. Adjusted results for 1994 through 2001 reflect the effect of retroactive application of the discontinuance of the amortization of goodwill as if SFAS No. 142 had been in effect since January 1, 1994. For 1994 the adjustments also reflect adjustments to eliminate unusual items associated with Ecolab’s acquisition of Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003 and 1997. Return on beginning equity is net income divided by beginning shareholders’ equity.

52-53