Form 10-K, Exhibit 13
period 2006-12-31
ECOLAB INC
filed 2007-02-28
CIK 31462

Exhibit 13

Financial Discussion

EXECUTIVE SUMMARY

This Financial Discussion should be read in conjunction with the information on Forward-Looking Statements and Risk Factors found at the end of the Financial Discussion.

2006 was an outstanding year for Ecolab. We achieved a strong financial performance including record net sales of $4.9 billion and improved operating income margins which drove 16 percent diluted earnings per share growth. We realized major competitive gains, made significant investments in our people and business, and further improved our long-term growth potential.

We exceeded all three of our long-term financial objectives:

	2006 RESULTS	LONG-TERM OBJECTIVE
EPS Growth	16.3%	15%
ROBE	22.4%	20%
Balance Sheet	A	Investment Grade

OPERATING HIGHLIGHTS

•  We made important competitive gains in our market during 2006, creating enhanced global opportunities to pursue our Circle the Customer — Circle the Globe growth strategy as we believe Ecolab alone can offer consistent service around the globe.

•  We enjoyed double-digit sales and profit growth in the United States and improved sales and profit growth from our International operations.

•  In 2006 we continued our tradition of new product innovation building on our core product platforms. We introduced a product in our antimicrobial platform that reduces microbial contamination in ready-to-eat meat and poultry products, making them safer and contributing to a longer shelf life. To help reduce the risk of foodborne illness, we introduced the first EPA-registered antimicrobial product that reduces pathogens in fruit and vegetable process water at food processing plants. We also continued our efforts to customize solutions to meet specific customer needs through new programs.

•  We continued to make business acquisitions in order to broaden our product and service offerings in line with our Circle the Customer — Circle the Globe strategy. Details of these acquisitions are shown below.

•  We grew our industry-leading sales and service force by more than 500 people, to more than 13,400 strong, and made key investments in tools, training and technology to improve their sales productivity and effectiveness.

•  We made significant investments in our business systems that will drive competitive advantage in the future.

•  We continue to work to simplify and streamline our business processes, bolstering our ability to deliver growth more efficiently in the future.

FINANCIAL PERFORMANCE

•  Consolidated net sales reached a record of $4.9 billion for 2006, an increase of 8 percent over net sales of $4.5 billion in 2005.

•  Our operating income for 2006 increased 13 percent to a record $612 million.

•  Diluted net income per share increased 16 percent to $1.43 per share for 2006, compared to $1.23 per share in 2005.

•  Cash flow from operating activities reached a record $628 million in 2006 and allowed us to fund investments in our business operations, make business acquisitions, reacquire $283 million of our common stock and make a voluntary contribution of $45 million to our U.S. pension plan.

•  We increased our quarterly dividend rate for the fifteenth consecutive year. The dividend was increased 15 percent in December 2006 to an indicated annual rate of $0.46 per common share.

•  Our return on beginning shareholder’s equity (net income divided by beginning shareholder’s equity) rose to 22.4 percent in 2006, the fifteenth consecutive year in which we achieved our long-term financial objective of a 20 percent return on beginning shareholder’s equity.

•  Our balance sheet remained strong, maintaining our debt rating within the “A” categories of the major rating agencies during 2006. We also strengthened and solidified our capital structure, successfully refinancing a maturing debt instrument and lowering our future financing cost.

•  We adopted the provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) effective as of our 2006 year end. The impact of adopting SFAS 158 is reflected as a reduction in net assets on our balance sheet of $168 million, with no impact to the statements of income and cash flows. See Note 15 for more information on this adoption.

ACQUISITIONS

•  In June, we acquired Shield Medicare Ltd., based in the UK. With annual sales of $19 million, Shield is a leading provider of contamination control products for pharmaceutical, medical device and hospital clean rooms.

•  In September, we acquired DuChem Industries, Inc., a U.S. manufacturer and marketer of cleaning and sanitizing products for the food and beverage market. DuChem’s core focus is the protein (meat & poultry) market segment, and has annual sales of $10 million.

•  In September, we acquired Powles Hunt & Sons International Ltd’s UK commercial laundry business. With annual sales of $5 million, this acquisition will add scale to our textile care business in the UK.

2007 EXPECTATIONS

•  We look for continued momentum from our existing business, investments in our key growth drivers and from competitive gains achieved in 2006 to drive growth and market share opportunities in 2007.

•  We will continue to leverage our Circle the Customer — Circle the Globe growth strategy through cross-selling and enhanced marketing of our many product and service solutions under the Ecolab brand.

•  We will continue to invest in new product, system and service development in order to deliver improved value to our customers and thereby earn more of their business.

•  We plan to seek strategic business acquisitions which complement our growth strategy.

•  We will continue to work on streamlining our business processes in order to reduce costs and improve sustainability.

•  We intend to make significant investments in our business systems to drive growth in the future.

•  We will continue to work to deliver superior results to our customers, returns to shareholders and opportunity to our valued associates.

CRITICAL ACCOUNTING ESTIMATES

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

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company’s results of operations.

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

REVENUE RECOGNITION

We recognize revenue on product sales at the time title to the product and risk of loss transfers to the customer. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return and do not contain customer acceptance clauses. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

VALUATION ALLOWANCES AND ACCRUED LIABILITIES

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical write-off trend rates to the most recent 12 months’ sales, less actual write-offs to date. In addition, our estimates also include separately providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. Estimated future legal costs are expensed as incurred. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amounts when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our consolidated results of operations, financial position or cash flows.

ACTUARIALLY DETERMINED LIABILITIES

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health financial care cost increases and expected return or earnings on assets. Beginning in 2005, the discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a large population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching of the plan liability cash flows to the yield curve. Prior to 2005, the discount rate assumption was based on the investment yields available at year-end on corporate long-term bonds rated AA. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Our unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans decreased to $189 million (before tax) due primarily to a better than expected return on plan assets and an increase in the discount rate at the end of 2006. As of December 31, 2006, this unrecognized loss is included on our balance sheet as a component of Accumulated Other Comprehensive Income due to the adoption of SFAS 158. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations.

In determining our U.S. pension and postretirement obligations for 2006, our discount rate increased to 5.79 percent from 5.57 percent at year-end 2005. Our projected salary increase was unchanged at 4.32 percent and our expected return on plan assets used for determining 2006 expense remained unchanged at 8.75 percent.

The effect on 2007 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2006 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

	Effect on U.S. Pension Plan
		Increase in	Higher
millions	Assumption	Recorded	2007
Assumption	Change	Obligation	Expense

Discount rate	-0.25 pts	$30.8	$4.2
Expected return on assets	-0.25 pts	N/A	$1.9

	Effect on U.S. Postretirement
	Health Care Benefits Plan
		Increase in	Higher
millions	Assumption	Recorded	2007
Assumption	Change	obligation	Expense

Discount rate	-0.25 pts	$4.8	$0.7
Expected return on assets	-0.25 pts	N/A	$0.1

See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

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

SHARE-BASED COMPENSATION

Effective October 1, 2005 we adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”) under the modified retrospective application method. All prior period financial statements were restated to recognize share-based compensation historically reported in the notes to the consolidated financial statements. As required by SFAS 123R, we measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Upon adoption of SFAS 123R in the fourth quarter of 2005 we began using a lattice-based binomial model for valuing new stock option grants. We believe this model considers appropriate probabilities of option exercise and post-vesting termination which are more consistent with actual and projected experience, and therefore support more accurate valuation of a stock option. We also started using a forfeiture estimate for all share-based awards in the amount of compensation expense being recognized. This change from our historical practice of recognizing forfeitures as they occur did not result in the recognition of any cumulative adjustment to income.

Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards that is expected to be forfeited. If actual forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

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

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. In the United States, during 2004, the Internal Revenue Service completed their field work examination of our tax returns for 1999 through 2001. We expect the final resolution for these returns by 2008. We also expect the Internal Revenue Service to complete their field work examination of our tax returns for 2002 through 2004 in 2007.

While it is often difficult to predict the final outcome or the timing of resolution of any tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue could result in additional tax expense and would require the use of cash. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. Our tax reserves are presented in the balance sheet within other non-current liabilities.

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

We review our goodwill for impairment on an annual basis for all reporting units. If circumstances change significantly within a reporting unit, we would test for impairment prior to the annual test.

Goodwill and certain intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. No impairments were recorded in 2006, 2005 or 2004 as a result of the tests performed. Of the total goodwill included in our consolidated balance sheet, 19 percent is recorded in our United States Cleaning & Sanitizing reportable segment, 5 percent in our United States Other Services segment and 76 percent in our International segment.

FUNCTIONAL CURRENCIES

In preparing the consolidated financial statements, we are required to translate the financial statements of our foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders’ equity. Income statement accounts are translated at average rates of exchange prevailing during the year. We evaluate our International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from our consolidated operations.

RESULTS OF OPERATIONS

CONSOLIDATED

millions, except per share	2006	2005	2004

Net sales	$4,896	$4,535	$4,185
Operating income	612	542	490
Net income	369	319	283
Diluted net income per common share	$1.43	$1.23	$1.09

Our consolidated net sales for 2006 increased 8 percent over 2005. The components include 6 percent volume growth and 2 percent favorable effect from price changes. Acquisitions and divestitures and changes in currency translation did not have a significant impact on the consolidated sales growth rate.

	2006	2005	2004

Gross profit as a percent of net sales	50.7%	50.4%	51.4%
Selling, general & administrative expenses as a percent of net sales	38.2%	38.4%	39.6%

Our consolidated gross profit margin (defined as gross profit divided by net sales) for 2006 increased from 2005, primarily driven by pricing and cost savings initiatives which more than offset higher delivered product costs during the year.

Selling, general and administrative expenses as a percentage of sales continued to improve in 2006. The improvement in the 2006 expense ratio is primarily due to increased sales leverage and cost saving programs which more than offset investments in the business.

	2006	2005	2004

Operating income as a percent of net sales	12.5%	12.0%	11.7%

Operating income increased 13 percent in 2006 over 2005. As a percent of sales, operating income also increased from 2005. The increase in operating income in 2006 is due to pricing, sales volume and cost reduction initiatives partially offset by higher delivered product costs as well as investments in the business.

Our net income was $369 million in 2006, an increase of 15 percent compared to $319 million in 2005. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2006 included the benefit of a $1.8 million tax settlement for stewardship costs which was offset by a $2.8 million charge ($1.8 million net of tax benefit) in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. Net income in 2005 included a tax charge of $3.1 million related to the repatriation of foreign earnings under the American Jobs Creation Act (AJCA). Excluding these items, net income increased 14 percent for 2006. This increase in net income reflects improved sales, gross margin and operating income growth. Currency translation positively impacted net income in 2006 by approximately $2 million. Our 2006 net income also benefited when compared to 2005 due to a lower overall effective income tax rate which was the result of international mix, lower international statutory rates and tax planning efforts.

2005 COMPARED WITH 2004

Our consolidated net sales for 2005 increased 8 percent to $4.5 billion compared to $4.2 billion in 2004. Acquisitions and divestitures increased consolidated net sales by 1 percent. Changes in currency translation also positively impacted the sales growth rate by 1 percent. Sales benefited from pricing, new account gains, new product and service offerings and investments in the sales-and-service-force.

Our consolidated gross profit margin for 2005 decreased from 2004. The decrease was primarily driven by higher delivered product costs, partially offset by pricing and cost savings programs.

Selling, general and administrative expenses as a percentage of sales improved for 2005 compared to 2004. The improvement in the 2005 expense ratio is primarily due to pricing, sales leverage and cost savings programs partially offset by investments in the sales-and-service force, research and development and technology.

Operating income for 2005 increased 11 percent over 2004. As a percent of sales, operating income also increased from 2004. The increase in operating income in 2005 is due to sales volume, pricing, cost reduction initiatives and lower share-based compensation expense, partially offset by higher delivered product costs as well as investments in the sales-and-service force, research and development and technology. Operating income also benefited from significant operating improvement at GCS Service in 2005.

Our net income was $319 million in 2005, an increase of 13 percent as compared to $283 million in 2004. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2005 included a tax charge of $3.1 million related to the repatriation of foreign earnings under the AJCA. Net income in 2004 included benefits from a reduction in previously recorded restructuring expenses of $0.6 million (after tax) and a gain on the sale of a small international business of $0.2 million (after tax). Income tax expense and net income in 2004 also included a tax benefit of $1.9 million related to prior years. These benefits were more than offset by a charge of $1.6 million for in-process research and development as part of the acquisition of Alcide Corporation and a charge of $2.4 million (after tax) related to the disposal of a grease management product line. Excluding these items from both years, net income increased 14 percent for 2005. This increase in net income reflects improved operating income growth by most of our business units in the face of a challenging raw material cost environment. Currency translation positively impacted net income growth in 2005 by approximately $5 million. Our 2005 net income also benefited when compared to 2004 due to a lower overall effective income tax rate which was the result of a lower international rate, international mix and tax planning efforts. Excluding the items of a non-recurring nature previously mentioned, net income was 7 percent of net sales for both 2005 and 2004.

SEGMENT PERFORMANCE

Our operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing, United States Other Services and International. We evaluate the performance of our International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2006. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in “Effect of Foreign Currency Translation” within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about our reportable segments is included in Note 16 of the notes to consolidated financial statements.

SALES BY REPORTABLE SEGMENT

millions	2006	2005	2004
Net sales
United States
Cleaning & Sanitizing	$2,152	$1,952	$1,797
Other Services	411	375	339
Total United States	2,563	2,327	2,136
International	2,261	2,137	2,038
Total	4,824	4,464	4,174
Effect of foreign currency translation	72	71	11
Consolidated	$4,896	$4,535	$4,185

Percent Change From Prior Year	2006	2005
Net sales
United States
Cleaning & Sanitizing	10%	9%
Other Services	9	11
Total United States	10	9
International (management rates)	6	5
Consolidated (management rates)	8	8
Consolidated (public rates)	8%	7%

Sales of our United States Cleaning & Sanitizing operations increased 10 percent to $2.2 billion in 2006. Sales were driven by double-digit sales growth in our Institutional and Kay divisions, along with good growth from our Food & Beverage division. Institutional sales increased 11 percent in 2006, benefiting from significant new account gains during the year. Institutional results reflect sales growth into all end market segments, including double-digit growth in travel, casual dining and health care markets. Food & Beverage division sales increased 8 percent for 2006. The acquisition of DuChem added 1 percent and the remaining increase was due to double-digit gains in the meat & poultry market as well as good gains in the dairy, food and soft drink markets. Kay recorded an 11 percent sales increase in 2006 led by gains in its core quickservice and food retail markets. Kay benefited from good ongoing demand from existing customers as well as new account gains.

Sales of our United States Other Services operations increased 9 percent in 2006. Pest Elimination continued its double-digit sales growth as sales rose 13 percent. Sales were driven by growth in both core pest elimination contract and non-contract services. Sales also benefited from new accounts and strong customer retention. GCS Service sales grew modestly as service and installed parts sales increased over last year. GCS Service continued to focus on infrastructure and process development that will improve competitive advantage and business scalability in the future.

Management rate sales of our International operations were $2.3 billion in 2006, an increase of 6 percent over 2005. Acquisitions and divestitures added 1 percent to the year over year sales growth in 2006. Sales in Europe increased 4 percent from 2005. Good sales growth in the United Kingdom was partially offset by slower sales growth in Germany, France and Italy. Europe also achieved geographic growth in 2006 through further expansion in eastern Europe. Asia Pacific sales grew 6 percent primarily driven by growth in China, Australia, Thailand and Hong Kong partially offset by weakness in Japan. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery segment. Latin America recorded strong 14 percent sales growth in 2006. The growth over last year was driven by results in Mexico, the Caribbean and Venezuela. Results were due to new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 8 percent in 2006, reflecting good results from all divisions. Sales benefited from pricing, account retention and new business.

OPERATING INCOME BY REPORTABLE SEGMENT

millions	2006	2005	2004
Operating income
United States
Cleaning & Sanitizing	$329	$280	$266
Other Services	39	36	21
Total United States	368	316	287
International	234	219	209
Total	602	535	496
Corporate	—	—	(4)
Effect of foreign currency translation	10	7	(2)
Consolidated	$612	$542	$490
Operating income as a percent of net sales
United States
Cleaning & Sanitizing	15.3%	14.3%	14.8%
Other Services	9.5	9.6	6.0
Total United States	14.4	13.6	13.4
International	10.3	10.3	10.2
Consolidated	12.5%	12.0%	11.7%

Operating income of our United States Cleaning & Sanitizing operations increased 18 percent to $329 million in 2006. As a percentage of net sales, operating income increased to 15.3 percent in 2006 from 14.3 percent in 2005. Acquisitions and divestitures had no effect on the overall percentage increase in operating income. Operating income increased due to pricing, higher sales volume and improved cost efficiencies, which more than offset higher delivered product costs and investments in the business.

Operating income of our United States Other Services operations increased 8 percent to $39 million in 2006. As a percentage of net sales, operating income decreased slightly to 9.5 percent in 2006 from 9.6 percent in 2005. Double-digit operating income growth at Pest Elimination was offset by slow sales growth as well as investments in the GCS business. Operating income growth and operating income margin comparisons were also impacted by a $0.5 million regulatory expense in the second quarter of 2006 and a $0.5 million patent settlement benefit in the first quarter of 2005.

Management-rate based operating income of International operations rose 7 percent to $234 million in 2006. The International operating income margin was 10.3 percent in both 2006 and 2005. Acquisitions and divestitures occurring in 2006 and 2005 increased operating income growth by 1 percent over 2005. Operating income growth benefited from pricing, sales volume growth and cost efficiencies which more than offset higher delivered product costs and investments in the business.

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

2005 COMPARED WITH 2004

Sales of our United States Cleaning & Sanitizing operations reached nearly $2.0 billion in 2005 and increased 9 percent over net sales of $1.8 billion in 2004. Acquisitions and divestitures increased sales by 1 percent for 2005. Sales benefited from double-digit organic growth in our Kay division, along with good growth in our Institutional and Food & Beverage divisions. This sales performance reflects increased account retention and penetration through enhanced service, new product and program initiatives and aggressive new account sales efforts. Institutional sales grew 7 percent in 2005 reflecting sales growth in all end market segments, including travel, casual dining, healthcare, and government markets. Food & Beverage sales increased 9 percent compared to 2004. Excluding the benefits of the 2004 Alcide acquisition, Food & Beverage sales increased 5 percent for 2005 primarily due to gains in the dairy, food and soft drink markets reflecting increasing penetration of existing corporate accounts as well as new business. Kay’s sales increased 11 percent, led by strong gains in sales to its core quickservice customers and in its food retail services business.

Sales of our United States Other Services operations increased 11 percent to $375 million in 2005. Pest Elimination had 12 percent sales growth including double-digit sales growth in both core pest elimination contract and non-contract services, such as bird and termite work, fumigation, one-shot services and its food safety audit business. GCS Service sales grew 8 percent in 2005 as service and installed parts sales increased over 2004. GCS continued to increase technician productivity and improve customer service satisfaction.

Management rate sales of our International operations were $2.1 billion in 2005, an increase of 5 percent over sales of $2.0 billion in 2004. Acquisitions and divestitures increased sales 1 percent in 2005. Sales in Europe, excluding acquisitions and divestitures, were up 2 percent from 2004. Sales were affected by an overall weak European economy, particularly in the major central countries. Sales in Asia Pacific, excluding acquisitions and divestitures, increased 7 percent. The growth was primarily driven by East Asia, including continued growth in China. Asia Pacific growth was driven by new corporate accounts and good results in the beverage and brewery segment. Latin America continued its double-digit sales growth as sales grew 15 percent over 2004, reflecting growth in all countries with Mexico, Chile and Argentina showing the strongest growth. Results were due to new account gains, growth of existing accounts and strong equipment sales. Sales in Canada increased 8 percent in 2005, reflecting good results from all divisions.

Operating income of our United States Cleaning & Sanitizing operations was $280 million in 2005, an increase of 5 percent from operating income of $266 million in 2004. As a percentage of net sales, operating income decreased from 14.8 percent in 2004 to 14.3 percent in 2005. Acquisitions and divestitures had no effect on the overall percentage increase in operating income. The increase in operating income in 2005 reflects the benefits of higher sales, pricing and lower share-based compensation expense being partially offset by higher delivered product costs. Operating income margins declined because the negative impact of higher delivered product costs more than offset the benefits of pricing, cost savings and sales leverage.

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

Management-rate based operating income of International operations rose 5 percent to $219 million in 2005 from operating income of $209 million in 2004. The International operating income margin was 10.3 percent in 2005 and 10.2 percent 2004. Excluding the impact of acquisitions and divestitures occurring in 2005 and 2004, operating income increased 3 percent over 2004. Sales growth, pricing, lower share-based compensation expense and cost efficiencies were partially offset by higher delivered product costs, unfavorable business mix and investments.

CORPORATE

We had no operating expenses in our corporate segment in 2006 or 2005 and $4.5 million in 2004. In 2004, corporate operating expense included a charge of $1.6 million for in-process research and development as part of the acquisition of Alcide Corporation and a charge of $4.0 million related to the disposal of a grease management product line, which were partially offset by $0.8 million of income for reductions in restructuring accruals and a $0.3 million gain on the sale of a small international business.

INTEREST AND INCOME TAXES

Net interest expense was $44 million for both 2006 and 2005. An increase in interest expense during 2006 was offset by higher interest income.

Net interest expense in 2005 decreased to $44 million compared to $45 million in 2004. The decrease was caused by higher interest income during the year due to increased levels of cash and cash equivalents and short-term investments offset partially by a small increase in interest expense.

Our effective income tax rate was 35.0 percent for 2006, compared with an effective income tax rate of 35.9 percent for 2005 and 36.4 percent in 2004. Reductions in our effective income tax rates over the last three years have primarily been due to favorable international mix, lower international statutory rates and the impact of tax planning efforts. Excluding the benefit of the $1.8 million tax settlement for stewardship costs and a $0.5 million benefit related to prior years, the estimated effective income tax rate was 35.4 percent for 2006. Excluding the effects of the $3.1 million tax charge related to the repatriation of foreign earnings under the AJCA and other onetime benefits, the estimated annual effective income tax rate for 2005 was 35.6 percent. Excluding the effects of special charges mentioned above in the corporate section and a $1.9 million tax benefit related to prior years, the estimated annual effective income tax rate was 36.7 percent for 2004.

FINANCIAL POSITION & LIQUIDITY

FINANCIAL POSITION

Our debt continued to be rated within the “A” categories by the major rating agencies during 2006. Significant changes in our financial position during 2006 included the following:

Total assets increased 16 percent to $4.4 billion as of December 31, 2006 from $3.8 billion at year-end 2005. Total assets increased primarily due to an increase in cash and cash equivalents resulting from $396 million of proceeds received from a new debt offering in December. Foreign currency translation added approximately $175 million to the value of non-U.S. assets on the balance sheet as the U.S. dollar weakened against foreign currencies, primarily the euro. Additionally, acquisitions added $83 million of assets.

Total liabilities increased $592 million in 2006. This included an increase in total debt discussed below and an increase of $81 million in post retirement healthcare and pension benefits due to the adoption of SFAS 158 as discussed in Note 15. Total liabilities also reflected an increase resulting from the effects of currency translation.

Total debt was $1.1 billion at December 31, 2006 and increased from total debt of $746 million at year-end 2005. This increase in total debt during 2006 was primarily due to the issuance of euro 300 million senior notes ($396 million as of December 31, 2006) to refinance our euronotes which became due in February 2007. The ratio of total debt to capitalization (total debt divided by the sum of shareholders’ equity plus total debt) was 39 percent at year-end 2006 and 31 percent at year-end 2005. The debt to capitalization ratio increased significantly in 2006, due to the new senior notes issued as well as a decrease in our equity of $168 million for a change in accounting due to the adoption of SFAS 158. Normalizing for these items, the total debt to capitalization would have been 27 percent for 2006. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

CASH FLOWS

Cash provided by operating activities was $628 million for 2006, an increase over $590 million in 2005 and $571 million in 2004. The increase in operating cash flow for 2006 over 2005 reflects our higher net income offset partially by an increase in income tax payments and accounts receivable in 2006. The increase in operating cash flow for 2005 over 2004 is due to higher net income and improved collection of accounts receivable as well as better inventory management. Historically, we have had strong operating cash flows and we anticipate this will continue. We expect to continue to use this cash flow to acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

Cash used for investing activities decreased from 2005 due primarily to the timing of purchases and sales of short-term investments offset by higher acquisition activity, capital expenditures and capitalized software expenditures. Capital software expenditures increased due to investments in business systems. We expect capital software expenditures to increase significantly in 2007 as we continue to invest in our business systems.

Financing cash flow activity included cash proceeds from new senior note borrowings of $396 million, debt repayment and dividend payments. Share repurchases were $283 million in 2006, $213 million in 2005 and $165 million in 2004. These repurchases were funded with operating cash flows and cash from the exercise of employee stock options. In December 2004, we announced an authorization to repurchase up to 10 million shares of Ecolab common stock. In October 2006, we announced an authorization to repurchase up to 10 million additional shares of Ecolab common stock. As of December 31, 2006, approximately 12.9 million shares remained to be purchased under these authorizations. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives and for general corporate purposes. During 2007, we expect to repurchase at least enough shares to offset the dilutive effect of stock options. Cash proceeds from the exercises as well as the tax benefits will provide a portion of the funding for this repurchase activity.

In 2006, we increased our indicated annual dividend rate for the fifteenth consecutive year. We have paid dividends on our common stock for 70 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
2006	$0.1000	$0.1000	$0.1000	$0.1150	$0.4150
2005	0.0875	0.0875	0.0875	0.1000	0.3625
2004	0.0800	0.0800	0.0800	0.0875	0.3275

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund all of the requirements which are reasonably foreseeable for 2007, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and short-term borrowings.

In December 2006, we issued and sold in a private placement euro 300 million ($396 million as of December 31, 2006) aggregate principal amount of senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million (the “Notes),” pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The Notes are not subject to prepayment except where, in certain specified instances, we consolidate or merge all or substantially all of our assets with any other Person (as defined in the Note Purchase Agreement). Upon such consolidation or merger, we will offer to prepay all of the Notes at 100 percent of the principal amount outstanding plus accrued interest. In the event of a default by the company under the Note Purchase Agreement, the Notes may become immediately due and payable for the unpaid principal amount, accrued interest and a make-whole amount determined as of the time of the default. The proceeds were used to repay our euro 300 million 5.375 percent euronotes which became due in February 2007.

While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible, in the short term, to rapid changes in technology within our industry. We have a $450 million U.S. commercial paper program and a $200 million European commercial paper program. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s. To support our commercial paper programs andother general business funding needs, we maintain a $450 million multi-year committed credit agreement which expires in June 2011 and under certain circumstances can be increased by $150 million for a total of $600 million. We can draw directly on the credit facility on a revolving credit basis. As of December 31, 2006, $30 million of this credit facility was committed to support outstanding U.S. commercial paper, leaving $420 million available for other uses. In addition, we have other committed and uncommitted credit lines of approximately $190 million with major international banks and financial institutions to support our general global funding needs. Additional details on our credit facilities are included in Note 6 of the notes to consolidated financial statements.

During 2006, we voluntarily contributed $45 million to our U.S. pension plan. In making this contribution, we considered the normal growth in accrued plan benefits, the impact of lower year-end discount rates on the plan liability and the tax deductibility of the contribution. We expect our combined U.S. qualified and nonqualified pension plan expense to decrease slightly to approximately $40 million in 2007 from $41 million in 2006, primarily due to expected returns on a higher level of plan assets and an increase in the discount rate from 5.57 percent to 5.79 percent for the 2007 expense calculation. The expected return on plan assets of 8.75 percent is consistent with 2006.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

	PAYMENTS DUE BY PERIOD
THOUSANDS		LESS			MORE
		THAN	1-3	3-5	THAN
Contractual Obligations	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS

Note payable	$109,100	$109,100	$—	$—	$—
Long-term debt	956,936	399,878	4,475	151,988	400,595
Operating leases	142,000	44,000	57,000	28,000	13,000
Interest*	223,347	34,172	64,250	54,290	70,635
Benefit payments**	760,000	52,000	123,000	138,000	447,000
Total contractual cash obligations	$2,191,383	$639,150	$248,725	$372,278	$931,230

*                    Interest on variable rate debt was calculated using the interest rate at year-end 2006.

**             Benefit payments are paid out of the company’s pension and postretirement health care benefit plans.

We are not required to make any contributions to our U.S. pension and postretirement health care benefit plans in 2007, based on plan asset values as of December 31, 2006. Certain international pension benefit plans are required to be funded in accordance with local government requirements. We estimate contributions to be made to our international plans will approximate $20 million in 2007. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities, computers and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied by the proceeds on the sale of the vehicles. No amounts have been recorded for these guarantees in the table preceding as we believe that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

Except for approximately $56 million of letters of credit supporting domestic and international commercial relationships and transactions, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

As of year-end 2006, we are in compliance with all covenants and other requirements of our credit agreements and indentures. Our $450 million multicurrency credit agreement, as amended and restated effective June 1, 2006, no longer includes a covenant regarding the ratio of total debt to capitalization. Our new euro 300 million senior notes include covenants regarding the amount of indebtedness secured by liens and subsidiary indebtedness allowed. Additionally, we do not have any rating triggers that would accelerate the maturity dates of our debt.

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

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as “structured finance” or “special purposes entities”, which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

NEW ACCOUNTING PRONOUNCEMENTS

We adopted the provisions of SFAS 158 effective as of our 2006 year end. The impact of adopting SFAS 158 is reflected as a reduction in net assets on our balance sheet of $168 million, with no impact to the statements of income and cash flows. See Note 15 for more information on this adoption.

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”) is effective  beginning January 1, 2007 with the cumulative effect of initially applying FIN 48 recognized as a change in accounting principle recorded as an adjustment to opening retained earnings. We do not expect the impact of adoption to be material to our consolidated financial statements.

See Note 2 for additional information on these and other new accounting pronouncements.

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

We enter into forward contracts, swaps and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2006, we had approximately $375 million notional amount of foreign currency forward exchange contracts with face amounts denominated primarily in euros.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. At year-end 2006, we had an interest rate swap that converts approximately euro 78 million (approximately $103 million U.S. dollars) of our Euronote debt from a fixed interest rate to a floating or variable interest rate. This swap agreement expired in February 2007.

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

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This financial discussion and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning:

•  business progress and expansion,

•  business acquisitions,

•  currency translation,

•  cash flows,

•  debt repayments,

•  share repurchases,

•  global economic conditions,

•  pension expenses and potential contributions,

•  income taxes

•  and liquidity requirements.

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, general identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2006, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. We undertake no duty to update our Forward-Looking Statements.

Consolidated Statement of Income

Year ended December 31 (thousands, except per share)	2006	2005	2004

Net sales	$4,895,814	$4,534,832	$4,184,933

Operating expenses
Cost of sales (including special charges (income) of ($106) in 2004)	2,416,058	2,248,831	2,033,492
Selling, general and administrative expenses	1,868,114	1,743,581	1,657,084
Special charges			4,467
Operating income	611,642	542,420	489,890
Interest expense, net	44,418	44,238	45,344
Income before income taxes	567,224	498,182	444,546
Provision for income taxes	198,609	178,701	161,853
Net income	$368,615	$319,481	$282,693

Net income per common share
Basic	$1.46	$1.25	$1.10
Diluted	$1.43	$1.23	$1.09

Dividends declared per common share	$0.4150	$0.3625	$0.3275

Weighted-average common shares outstanding
Basic	252,132	255,741	257,575
Diluted	257,144	260,098	260,407

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

DECEMBER 31 (THOUSANDS, EXCEPT PER SHARE)	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$484,029	$104,378
Short-term investments		125,063
Accounts receivable, net	867,541	743,520
Inventories	364,886	325,574
Deferred income taxes	86,870	65,880
Other current assets	50,231	57,251
Total current assets	1,853,557	1,421,666
Property, plant and equipment, net	951,569	868,053
Goodwill	1,035,929	937,019
Other intangible assets, net	223,787	202,936
Other assets, net	354,523	366,954
Total assets	$4,419,365	$3,796,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$508,978	$226,927
Accounts payable	330,858	277,635
Compensation and benefits	252,686	214,131
Income taxes	17,698	39,583
Other current liabilities	392,510	361,081
Total current liabilities	1,502,730	1,119,357
Long-term debt	557,058	519,374
Postretirement health care and pension benefits	420,245	302,048
Other liabilities	259,102	206,639
Shareholders’ equity (a)	1,680,230	1,649,210
Total liabilities and shareholders’ equity	$4,419,365	$3,796,628

(a)             Common stock, 400,000 shares authorized, $1.00 par value, 251,337 shares issued and outstanding at December 31, 2006, 254,143 shares issued and outstanding at December 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

YEAR ENDED DECEMBER 31 (THOUSANDS)	2006	2005	2004

OPERATING ACTIVITIES
Net income	$368,615	$319,481	$282,693
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	268,569	256,935	246,954
Deferred income taxes	(18,806)	(13,021)	14,342
Share-based compensation expense	36,326	39,087	44,660
Excess tax benefits from share-based payment arrangements	(19,763)	(11,682)	(11,556)
Disposal loss, net	387		3,691
Charge for in-process research and development			1,600
Other, net	1,282	(882)	(2,507)
Changes in operating assets and liabilities:
Accounts receivable	(66,774)	(44,839)	(47,217)
Inventories	(17,987)	2,553	(5,481)
Other assets	(27,138)	(21,853)	(31,723)
Accounts payable	44,519	18,987	34,841
Other liabilities	58,334	45,370	40,611
Cash provided by operating activities	627,564	590,136	570,908

INVESTING ACTIVITIES
Capital expenditures	(287,885)	(268,783)	(275,871)
Property disposals	25,622	21,209	18,373
Capitalized software expenditures	(33,054)	(10,949)	(9,688)
Businesses acquired and investments in affiliates, net of cash acquired	(65,532)	(26,967)	(129,822)
Sale of businesses and assets	1,802	1,441	3,417
Proceeds from sales and maturities of short-term investments	125,063	60,625
Purchases of short-term investments		(185,688)
Cash used for investing activities	(233,984)	(409,112)	(393,591)

FINANCING ACTIVITIES
Net borrowings (repayments) of notes payable	(47,712)	96,683	(17,474)
Long-term debt borrowings	396,150	4,664	7,325
Long-term debt repayments	(86,287)	(5,710)	(6,632)
Reacquired shares	(282,764)	(213,266)	(165,414)
Cash dividends on common stock	(101,174)	(89,807)	(82,419)
Exercise of employee stock options	87,946	49,726	59,989
Excess tax benefits from share-based payment arrangements	19,763	11,682	11,556
Other, net	(2,283)		(800)
Cash used for financing activities	(16,361)	(146,028)	(193,869)

Effect of exchange rate changes on cash	2,432	(1,849)	2,157

Increase (decrease) in cash and cash equivalents	379,651	33,147	(14,395)
Cash and cash equivalents, beginning of year	104,378	71,231	85,626
Cash and cash equivalents, end of year	$484,029	$104,378	$71,231

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income and Shareholders' Equity

				ACCUMULATED
		ADDITIONAL		OTHER
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY
(THOUSANDS)	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	TOTAL
Balance December 31, 2003	$310,284	$459,974	$1,294,165	$4,098	$(747,440)	$1,321,081

Net income			282,693			282,693
Foreign currency translation				71,029		71,029
Other comprehensive loss				(2,674)		(2,674)
Minimum pension liability				(293)		(293)
Comprehensive income						350,755
Cash dividends declared			(84,410)			(84,410)
Stock options and awards	3,624	115,238			118	118,980
Business acquisitions	1,835	55,314				57,149
Reacquired shares					(165,414)	(165,414)
Balance December 31, 2004	315,743	630,526	1,492,448	72,160	(912,736)	1,598,141

Net income			319,481			319,481
Foreign currency translation				(50,516)		(50,516)
Other comprehensive income				4,365		4,365
Minimum pension liability				(16,245)		(16,245)
Comprehensive income						257,085
Cash dividends declared			(92,728)			(92,728)
Stock options and awards	2,860	96,902			216	99,978
Reacquired shares					(213,266)	(213,266)
Balance December 31, 2005	318,603	727,428	1,719,201	9,764	(1,125,786)	1,649,210

Net income			368,615			368,615
Foreign currency translation				65,776		65,776
Other comprehensive income				(3,352)		(3,352)
Minimum pension liability				(617)		(617)
Comprehensive income						430,422
Cumulative effect adjustment for adoption of SFAS 158				(168,083)		(168,083)
Cash dividends declared			(104,544)			(104,544)
Stock options and awards	3,975	140,745			960	145,680
Reacquired shares					(272,455)	(272,455)
Balance December 31, 2006	$322,578	$868,173	$1,983,272	$(96,512)	$(1,397,281)	$1,680,230

COMMON STOCK ACTIVITY

	2006		2005		2004
	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
YEAR ENDED DECEMBER 31 (SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	318,602,705	(64,459,800)	315,742,759	(58,200,908)	310,284,083	(52,867,561)
Stock options	3,975,722	172,665	2,859,946	18,666	3,623,917	1,200
Stock awards, net issuances		49,519		34,689		24,460
Business acquisitions					1,834,759
Reacquired shares		(7,003,944)		(6,312,247)		(5,359,007)
Shares, end of year	322,578,427	(71,241,560)	318,602,705	(64,459,800)	315,742,759	(58,200,908)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS

Ecolab Inc. (the “company”) develops and markets premium products and services for the hospitality, foodservice, healthcare and industrial markets.  The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, healthcare and educational facilities, quickservice (fast-food and convenience stores) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry.

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

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company’s international subsidiaries generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ equity. The cumulative translation gain as of year-end 2006, 2005 and 2004 was $57.0 million, $8.1 million and $87.1 million, respectively. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company’s international operations. Foreign currency translation positively impacted net income by approximately $2 million, $5 million and $11 million for the years ended December 31, 2006, 2005 and 2004, respectively.

RECLASSIFICATION

Capitalized software has been reclassified on the company’s  balance sheet from Other Assets to Property, Plant and Equipment. Prior period balance sheet amounts have also been reclassified to conform to the current year presentation. Net capitalized software was $54.7 million and $32.6 million at December 31, 2006 and 2005, respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2005 consist solely of auction-rate debt securities classified as available-for-sale, which are stated at estimated fair value. All of these securities held by the company as of December 31, 2005 have auction reset periods of 35 days or less and the carrying value approximates market value given the short reset periods. These investments were sold in the first quarter of 2006. No unrealized or realized gains or losses were recognized related to short-term investments during the years ended December 31, 2006 and 2005.

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

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $6 million and $5 million as of December 31, 2006 and 2005, respectively. This returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

THOUSANDS	2006	2005

Beginning balance	$38,851	$44,199
Bad debt expense	12,947	11,589
Write-offs	(17,483)	(14,743)
Other*	3,304	(2,194)
Ending balance	$37,619	$38,851

*                    Other amounts are primarily the effects of changes in currency.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 28 percent and 32 percent of consolidated inventories at year-end 2006 and 2005, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company’s cleaning and sanitizing products and dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 50 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2006 and 2005.

The weighted-average useful life by type of asset at December 31, 2006 is as follows:

Number of Years
Customer relationships	12
Intellectual property	15
Trademarks	20
Other	7

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2006, 2005 and 2004 was approximately $25.0 million, $23.5 million and $21.7 million, respectively. As of December 31, 2006, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

thousands
2007	$28,000
2008	28,000
2009	26,000
2010	24,000
2011	23,000

The company tests goodwill for impairment on an annual basis for all reporting units. Generally, the company’s reporting units are its operating segments. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company’s testing, there has been no impairment of goodwill during the three years ended December 31, 2006. The company performs its annual goodwill impairment test during the second quarter. If circumstances change significantly within a reporting unit, the company would also test a reporting unit for impairment prior to the annual test.

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

INCOME PER COMMON SHARE

The computations of the basic and diluted net income per share amounts were as follows:

thousands, except per share	2006	2005	2004

Net income	$368,615	$319,481	$282,693
Weighted-average common shares outstanding
Basic	252,132	255,741	257,575
Effect of dilutive stock options and awards	5,012	4,357	2,832
Diluted	257,144	260,098	260,407
Net income per common share
Basic	$1.46	$1.25	$1.10
Diluted	$1.43	$1.23	$1.09

Restricted stock awards of 24,670 shares for 2006, 22,175 shares for 2005 and 62,300 shares for 2004 were excluded from the computation of basic weighted-average shares outstanding because such shares were not yet vested at those dates.

Stock options to purchase approximately 2.6 million shares for 2006, 7.1 million shares for 2005 and 4.2 million shares for 2004 were not dilutive and, therefore, were not included in the computations of diluted common shares outstanding.

SHARE-BASED COMPENSATION

Effective October 1, 2005, the company early-adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”) under the modified retrospective application method. SFAS 123R requires the company to measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. As part of the transition to the new standard, all prior period financial statements were restated to recognize share-based compensation expense historically reported in the notes to the consolidated financial statements.

Effective with the company’s adoption of SFAS 123R, new stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55 with at least 5 years of service. If the company had used the non-substantive vesting method during all periods, net income for 2006, 2005 and 2004 would have increased by approximately $2.7 million, $2.5 million and $5.2 million, respectively. In addition, the company previously accounted for forfeitures when they occurred. Commencing at the date of adoption, the company includes a forfeiture estimate in the amount of compensation expense being recognized. This change from the company’s historical practice of recognizing forfeitures as they occur did not result in the recognition of any cumulative adjustments to income. The company has used the actual tax effects of stock options and the transition guidance prescribed within SFAS 123R for establishing the pool of excess tax benefits (APIC Pool).

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

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB statements 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires the company to recognize on its balance sheet the funded status of the company’s defined benefit pension and post-retirement plans. SFAS 158 also requires that all benefit plans use the company’s fiscal year-end as its measurement date. As required, the company prospectively adopted SFAS 158 beginning with its 2006 year end. The effect of initially adopting SFAS 158 is reflected as a cumulative adjustment to Accumulated Other Comprehensive Income (Loss) net of applicable taxes in the year of adoption. The impact of adopting SFAS 158 is reflected as a reduction in net assets on the company’s balance sheet of $168 million, with no impact to the statement of income and cash flows. See Note 15 for additional information.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurement”, which defines fair value, establishes a framework for measuring fair value and expanded disclosures about fair value measurement. Companies are required to adopt the new standard for fiscal periods beginning after November 15, 2007. The company is evaluating the impact of this standard and does not expect it will have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. For each tax position the company will be required to recognize, in its financial statements, the largest tax benefit that is “more-likely-than-not” to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods, and transition. FIN 48 is effective beginning January 1, 2007 with the cumulative effect of initially applying FIN 48 recognized as a change in accounting principle recorded as an adjustment to opening retained earnings. The company does not expect the impact of adoption to be material to the company’s consolidated financial statements.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL CHARGES

Special charges in 2004 included a charge of $1.6 million for inprocess research and development related to the Alcide acquisition and a charge of $4.0 million on the disposal of a grease management product line, which were partially offset by $0.8 million of income for reductions in restructuring accruals and a $0.3 million gain on the sale of a small international business. For segment reporting purposes, these items have been included in the company’s corporate segment, which is consistent with the company’s internal management reporting.

4. RELATED PARTY TRANSACTIONS

Henkel KGaA (“Henkel”) beneficially owned 72.7 million shares, or approximately 28.9 percent, of the company’s outstanding common stock on December 31, 2006. Under a  stockholders’ agreement between the company and Henkel, Henkel is permitted ownership in the company of up to 35 percent of the company’s outstanding common stock. Henkel is also entitled to proportionate representation on the company’s board of directors.

In 2006, 2005 and 2004, the company and its affiliates sold products and services in the aggregate amounts of $5.7 million, $3.6 million and $3.2 million, respectively, to Henkel or its affiliates, and purchased products and services in the amounts of $66.0 million, $65.3 million and $70.9 million, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm’s length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

BUSINESS ACQUISITIONS

Business acquisitions made by the company during 2006, 2005 and 2004 were as follows:

			ESTIMATED
			ANNUAL SALES
BUSINESS	DATE OF		PRIOR TO
ACQUIRED	ACQUISITION	SEGMENT	ACQUISITION
			(MILLIONS)
			(UNAUDITED)

2006
Shield Medicare Ltd.	June 2006	International (Europe)	$19
DuChem Industries, Inc.	Sept. 2006	U.S. C&S (Food & Beverage)	10
Powles Hunt & Sons International Ltd.	Sept. 2006	International (Europe)	5
2005
Associated Chemicals & Services, Inc. (Aka Midland Research)	Jan. 2005	U.S. C&S (Water Care)	16
YSC Chemical Company	Feb. 2005	International (Asia Pacific)	3
Kilco Chemicals Ltd.	Apr. 2005	International (Europe)	5
2004
Nigiko	Jan. 2004	International (Europe)	55
Daydots International	Feb. 2004	U.S. C&S (Institutional)	22
Elimco	May 2004	International (Europe)	4
Restoration and Maintenance unit of VIC International	June 2004	U.S. C&S (Professional Products)	5
Alcide Corporation	July 2004	U.S. C&S (Food & Beverage)	24

The total cash consideration paid by the company for acquisitions and investments in affiliates was approximately $66 million, $27 million and $130 million for 2006, 2005 and 2004, respectively. In addition, 1,834,759 shares of common stock were issued with a market value of $57 million in the Alcide acquisition in 2004, plus $23,000 of cash in lieu of fractional shares. Total cash paid in 2004 also includes payments of restructuring costs related to the acquisition of the remaining 50 percent interest in the former Henkel-Ecolab joint venture that were accrued in 2002. The aggregate purchase price has been reduced for any cash or cash equivalents acquired with the acquisitions.

These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company’s consolidated financial statements, therefore pro forma financial information is not presented.

Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions made were as follows:

MILLIONS	2006	2005	2004
Net tangible assets acquired (liabilities assumed)	$(6)	$—	$14
Identifiable intangible assets	28	8	44
In-process research and development			2
Goodwill	44	19	127
Purchase price	$66	$27	$187

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

The changes in the carrying amount of goodwill for each of the company’s reportable segments for the years ended December 31, 2006, 2005 and 2004 are as follows:

THOUSANDS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	CONSOLIDATED

Balance December 31, 2003	$122,346	$48,929	$171,275	$625,936	$797,211
Goodwill acquired during year*	54,936		54,936	72,270	127,206
Goodwill allocated to business dispositions	(69)		(69)	(25)	(94)
Foreign currency translation				67,488	67,488
Balance December 31, 2004	177,213	48,929	226,142	765,669	991,811
Goodwill acquired during year*	12,639	595	13,234	6,162	19,396
Goodwill allocated to business dispositions	(130)		(130)	(376)	(506)
Foreign currency translation				(73,682)	(73,682)
Balance December 31, 2005	189,722	49,524	239,246	697,773	937,019
Goodwill acquired during year*	7,346	990	8,336	35,713	44,049
Goodwill allocated to business dispositions				(423)	(423)
Foreign currency translation				55,284	55,284
Balance December 31, 2006	$197,068	$50,514	$247,582	$788,347	$1,035,929

*                    For 2006, 2005 and 2004, goodwill related to businesses acquired of $7.7 million, $3.5 million and $92.8 million, respectively, is expected to be tax deductible. Goodwill acquired in 2006, 2005 and 2004 also includes adjustments to prior year acquisitions.

BUSINESS DISPOSITIONS

The company had no significant business dispositions in 2006 or 2005. In April 2004, the company sold its grease management product line. This sale resulted in a loss of approximately $4.0 million ($2.4 million after tax). Sales of the grease management product line totaled approximately $20 million in 2003 and were included in the company’s U.S. Cleaning & Sanitizing operations. In 2004, the company also recognized a gain of $0.3 million ($0.2 million after tax) on the sale of a small Hygiene Services business in its International operations.

6. BALANCE SHEET INFORMATION

December 31 (thousands)	2006	2005
Accounts Receivable, Net
Accounts receivable	$905,160	$782,371
Allowance for doubtful accounts	(37,619)	(38,851)
Total	$867,541	$743,520
Inventories
Finished goods	$199,516	$177,574
Raw materials and parts	180,619	161,488
Excess of fifo cost over lifo cost	(15,249)	(13,488)
Total	$364,886	$325,574
Property, Plant and Equipment, Net
Land	$30,851	$32,164
Buildings and leaseholds	306,775	283,487
Machinery and equipment	630,821	617,408
Merchandising equipment	1,204,716	1,072,853
Capitalized software	72,904	68,062
Construction in progress	72,139	42,244
	2,318,206	2,116,218
Accumulated depreciation	(1,366,637)	(1,248,165)
Total	$951,569	$868,053
Other Intangible Assets, Net
Cost
Customer relationships	$217,423	$176,778
Intellectual property	45,569	41,887
Trademarks	73,216	63,933
Other intangibles	11,624	7,459
	347,832	290,057
Accumulated amortization
Customer relationships	(80,153)	(55,328)
Intellectual property	(17,254)	(9,901)
Trademarks	(23,542)	(16,523)
Other intangibles	(3,096)	(5,369)
Total	$223,787	$202,936
Other Assets, Net
Deferred income taxes	$176,184	$42,618
Pension	37,591	201,078
Sole supply fees	67,423	61,632
Other	73,325	61,626
Total	$354,523	$366,954
Short-Term Debt
Notes payable	$109,100	$146,725
Long-term debt, current maturities	399,878	80,202
Total	$508,978	$226,927
Other Current Liabilities
Discounts and rebates	$190,434	$152,774
Dividends payable	28,930	25,526
Other	173,146	182,781
Total	$392,510	$361,081
Long-Term Debt
4.355% series A senior notes, due 2013	$165,062	$—
4.585% series B senior notes, due 2016	231,088	—
6.875% notes, due 2011	149,356	149,356
5.375% euronotes, due 2007	397,415	355,246
7.19% senior notes, due 2006	—	74,673
Other	14,015	20,301
	956,936	599,576
Long-term debt, current maturities	(399,878)	(80,202)
Total	$557,058	$519,374
Other Liabilities
Deferred income taxes	$92,478	$80,760
Income taxes payable — noncurrent	66,202	43,695
Other	100,422	82,184
Total	$259,102	$206,639

The company has a $450 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2011. Under certain circumstances, this credit agreement can be increased by $150 million for a total of $600 million. The company may borrow varying amounts in different currencies from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. Effective June 1, 2006, the credit agreement was amended and restated by, among other things, deleting the financial covenant regarding total debt to capitalization, increasing the lien basket from $75 million to $100 million and extending the term of the agreement from August 2009 to June 2011. No amounts were outstanding under this agreement at year-end 2006 and 2005.

The multicurrency credit agreement supports the company’s $450 million U.S. commercial paper program and its $200 million European commercial paper program. The company had $30.3 million in outstanding U.S. commercial paper at December 31, 2006, with an average annual interest rate of 5.3 percent. There was no U.S. commercial paper outstanding at December 31, 2005. The company had $88.2 million in outstanding European commercial paper at December 31, 2005, with an average annual interest rate of 2.4 percent. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2006. Both programs were rated A-1 by Standard & Poor’s and P-1 by Moody’s as of December 31, 2006.

In December 2006, the company issued and sold in a private placement 300 million euro ($396 million as of December 31, 2006) aggregate principal amount of the company’s senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of 125 million euro and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of 175 million euro, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million ($396 million as of December 31, 2006) 5.375 percent euronotes which became due in February 2007.

In January 2006, the company repaid the $75 million 7.19% senior notes which were due January 2006.

As of December 31, the weighted-average interest rate on notes payable was 6.0 percent in 2006, 3.9 percent in 2005 and 5.7 percent in 2004.

As of December 31, 2006, the aggregate annual maturities of long-term debt for the next five years were:

thousands
2007	$399,878
2008	2,830
2009	1,645
2010	1,277
2011	150,711

7. INTEREST

Interest expense was $51.3 million in 2006, $49.8 million in 2005 and $48.5 million in 2004. Interest income was $6.9 million in 2006, $5.6 million in 2005 and $3.2 million in 2004. Total interest paid was $50.6 million in 2006, $49.4 million in 2005 and $47.0 million in 2004.

8. FINANCIAL INSTRUMENTS

FOREIGN CURRENCY FORWARD CONTRACTS

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of foreign currency exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company’s European operations and are denominated in euros. The company had foreign currency forward exchange contracts that totaled approximately $375 million at December 31, 2006, $395 million at December 31, 2005 and $239 million at December 31, 2004. These contracts generally expire within one year. The gains and losses related to these contracts were included as a component of other comprehensive income until the hedged item is reflected in earnings. As of December 31, 2006, other comprehensive income includes a cumulative loss of $1.3 million related to these contracts.

INTEREST RATE SWAP AGREEMENTS

The company enters into interest rate swap agreements to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

In May 2006, the company entered into two forward starting interest rate swap agreements in connection with the senior note private placement offering that convert euro 250 million (euro 125 million due December 2013 and euro 125 million due December 2016) of the private placement funding from a variable interest rate to a fixed interest rate. The interest rate swap agreements were designated as, and effective as a cash flow hedge of the private placement offering. In June 2006 the company closed the swap agreements. The decline in fair value of $2.1 million, net of tax, was recorded in other comprehensive income and will be recognized in earnings as part of interest expense as the forecasted transactions occur.

During 2002, the company entered into an interest rate swap agreement in connection with the issuance of its euronotes. This agreement converts approximately euro 78 million (approximately $103 million at year-end 2006) of the euronote debt from a fixed interest rate to a floating or variable interest rate and is effective until February 2007. This interest rate swap was designated as a fair value hedge and had a value of $1.7 million, $4.0 million and $7.0 million as of December 31, 2006, 2005 and 2004, respectively. The mark to market gain on this agreement has been recorded as part of interest expense and has been offset by the loss recorded in interest expense on the mark to market on this portion of the euronotes. There is no hedge ineffectiveness on this interest rate swap.

NET INVESTMENT HEDGES

The company designated all euro 300 million euronote debt as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses that are designated and effective as hedges of the company’s net investments have been included as a component of the cumulative translation account within accumulated other comprehensive income (loss). Total transaction gains and losses related to the euronotes and charged to this shareholders’ equity account were a loss of $44.8 million in 2006, a gain of $45.7 million for 2005 and a loss of $39.6 million for 2004.

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

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2006	2005

Carrying amount
Cash and cash equivalents	$484,029	$104,378
Short-term investments		125,063
Accounts receivable	867,541	743,520
Notes payable	78,850	58,525
Commercial paper	30,250	88,200
Long-term debt (including current maturities)	956,936	599,576
Fair value
Long-term debt (including current maturities)	$967,020	$623,040

The carrying amounts of cash equivalents, short-term investments, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2006, 2005 and 2004. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.4150 for 2006, $0.3625 for 2005 and $0.3275 for 2004.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated.

In February 2006, the company’s Board of Directors authorized the renewal of the company’s shareholder rights plan. Under the company’s renewed shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company’s common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company’s board of directors declares a holder of 10 percent or more of the outstanding common stock to be an “adverse person” as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates at the time of the renewal of the rights plan, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an “adverse person.” The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 6,875,400 shares of its common stock in 2006, 5,974,300 shares in 2005 and 4,581,400 shares in 2004 through open and private market purchases. The company also reacquired 128,544 shares, 337,947 shares and 777,607 shares of its common stock in 2006, 2005 and 2004, respectively, related to the exercise of stock options and the vesting of stock awards. In December 2004, the company’s Board of Directors authorized the repurchase of up to 10 million shares of the company’s common stock, including shares to be repurchased under Rule 10b5-1. In October 2006, the company’s Board of Directors authorized the repurchase of up to 10 million additional shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock options and incentives and for general corporate purposes. As of December 31, 2006, 12,926,000 shares remained to be purchased under the company’s repurchase authority. The company intends to repurchase all shares under this authorization, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. The company expects to repurchase at least enough shares during 2007 to offset the dilutive effect of stock options, based on estimates of stock option exercises for 2007. Cash proceeds from the exercises as well as the tax benefits will provide a portion of the funding for this repurchase activity.

10. STOCK INCENTIVE AND OPTION PLANS

The company’s stock incentive and option plans provide for grants of stock options, stock awards and other incentives. Common shares available for grant as of December 31 were 11,689,435 for 2006, 12,748,989 for 2005 and 4,216,012 for 2004. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

Almost all of the awards granted are non-qualified stock options granted to employees that vest annually in equal amounts over a three year service period. Options are granted to purchase shares of the company’s stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period, in accordance with SFAS 123R. Upon adoption of SFAS 123R, new stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method.

A summary of stock option activity and average exercise prices is as follows:

SHARES	2006	2005	2004
Granted	2,669,223	3,862,966	4,876,408
Exercised	(4,215,387)	(2,878,612)	(3,625,117)
Canceled	(368,984)	(148,568)	(386,512)
December 31:
Outstanding	21,653,143	23,568,291	22,732,505
Exercisable	15,804,403	16,461,958	15,332,623

AVERAGE PRICE PER SHARE	2006	2005	2004
Granted	$44.93	$33.93	$33.49
Exercised	21.57	17.27	16.55
Canceled	33.36	29.03	24.81
December 31:
Outstanding	29.74	26.61	24.20
Exercisable	26.36	23.87	21.31

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2006, 2005 and 2004 was $80.2 million, $45.3 million and $53.8 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2006, is as follows:

OPTIONS OUTSTANDING
RANGE OF		WEIGHTED- AVERAGE	WEIGHTED- AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	OUTSTANDING	CONTRACTURAL LIFE	PRICE
$10.95-19.27	3,542,308	4.0 years	$18.62
$19.72-24.90	3,880,787	5.4 years	23.67
$25.21-30.58	4,119,915	7.0 years	27.52
$31.29-34.08	4,374,642	8.7 years	33.86
$34.26-34.50	3,049,590	7.9 years	34.50
$35.26-46.05	2,685,633	9.9 years	44.92
$93.42*	268	0.8 years	93.42
	21,653,143

*                    Includes 268 shares of Ecolab’s common stock subject to stock options which Ecolab assumed in connection with the acquisition of Alcide Corporation in June 2004.

OPTIONS EXERCISABLE
RANGE OF		WEIGHTED- AVERAGE	WEIGHTED- AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	EXERCISABLE	CONTRACTURAL LIFE	PRICE
$10.95-19.27	3,542,308	4.0 years	$18.62
$19.72-24.90	3,880,787	5.4 years	23.67
$25.21-30.58	4,054,239	7.0 years	27.49
$31.29-34.08	2,145,597	8.5 years	33.68
$34.26-34.50	2,031,021	7.9 years	34.50
$35.26-46.05	150,183	9.4 years	41.08
$93.42*	268	0.8 years	93.42
	15,804,403

*                    Includes 268 shares of Ecolab’s common stock subject to stock options which Ecolab assumed in connection with the acquisition of Alcide Corporation in June 2004.

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $336.7 million and $299.1 million, respectively.

The lattice (binomial) option-pricing model was used to estimate the fair value of options at grant date beginning in the fourth quarter of 2005. The company’s primary employee option grant occurs during the fourth quarter. Prior to adoption of SFAS 123R, the Black-Scholes option-pricing model was used. The weighted-average grant-date fair value of options granted in 2006, 2005 and 2004, and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2006	2005	2004

Weighted-average grant-date fair value of options granted at market prices	$12.92	$9.35	$9.45

Assumptions
Risk-free rate of return	4.5%	4.4%	3.8%
Expected life	6 years	6 years	6 years*
Expected volatility	24.4%	24.3%	25.5%
Expected dividend yield	1.0%	1.2%	1.0%

*                    During 2004 significant reload options were also granted with a weighted-average expected life of 3.5 years.

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company’s stock price. The expected dividend yield is determined based on the company’s annual dividend amount as a percentage of the average stock price at the time of the grant.

The expense associated with shares of restricted stock issued under the company’s stock incentive plans is based on the market price of the company’s stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. The company granted 14,845 shares in 2006, 11,479 shares in 2005 and 13,550 shares in 2004 under its restricted stock award program.

A summary of non-vested stock option and stock award activity is as follows:

NON-VESTED STOCK OPTIONS AND STOCK AWARDS
		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE
		FAIR VALUE		FAIR VALUE
	STOCK	AT GRANT	STOCK	AT GRANT
	OPTIONS	DATE	AWARDS	DATE
December 31, 2005	7,106,333	$9.37	22,175	$32.53
Granted	2,669,223	12.92	14,845	44.46
Vested/Earned	(3,537,235)	9.16	(10,350)	32.85
Cancelled	(389,581)	9.27	(2,000)	36.57
December 31, 2006	5,848,740	$11.13	24,670	$39.25

Total compensation expense related to share-based compensation plans was $36.3 million, ($23.1 million net of tax benefit), $39.1 million, ($24.7 million net of tax benefit) and $44.7 million, ($28.1 million net of tax benefit) during 2006, 2005 and 2004, respectively.

As of December 31, 2006, there was $54.0 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Total cash received from the exercise of share-based instruments in 2006 was $87.9 million.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a policy of repurchasing shares on the open market to offset the dilutive effect of stock options, as discussed in Note 9.

11. INCOME TAXES

Income before income taxes consisted of:

THOUSANDS	2006	2005	2004
Domestic	$321,117	$278,795	$238,307
Foreign	246,107	219,387	206,239
Total	$567,224	$498,182	$444,546

The provision for income taxes consisted of:

THOUSANDS	2006	2005	2004
Federal and state	$143,647	$121,409	$79,830
Foreign	73,768	70,313	67,681
Currently payable	217,415	191,722	147,511

Federal and state	(15,847)	(8,901)	13,470
Foreign	(2,959)	(4,120)	872
Deferred	(18,806)	(13,021)	14,342

Provision for income taxes	$198,609	$178,701	$161,853

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (THOUSANDS)	2006	2005
Deferred tax assets
Other accrued liabilities	$56,979	$49,257
Loss carryforwards	6,256	6,538
Share-based compensation	47,253	45,718
Other comprehensive income	163,092	42,028
Other, net	36,457	24,739
Valuation allowance	(376)	(2,711)
Total	309,661	165,569
Deferred tax liabilities
Postretirement health care and pension benefits	7,787	3,217
Property, plant and equipment basis differences	37,785	61,489
Intangible assets	95,516	73,853
Other, net	3,484	2,631
Total	144,572	141,190
Net deferred tax assets	$165,089	$24,379

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate was:

	2006	2005	2004
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.3	2.3	2.4
Foreign operations	(1.8)	(2.0)	(0.9)
Reinvested earnings in U.S. under the American Jobs Creation Act		0.6
Other, net	(0.5)		(0.1)
Effective income tax rate	35.0%	35.9%	36.4%

Cash paid for income taxes was approximately $182 million in 2006, $165 million in 2005 and $163 million in 2004.

As of December 31, 2006, the company had undistributed earnings of international affiliates of approximately $607 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

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

Under the guidance in FASB Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction is reported in the period in which the deduction is claimed on the company’s tax return. The company recorded a modest benefit in both 2006 and 2005 from this deduction.

The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of 2005 the company approved a plan for the reinvestment of foreign earnings in the U.S. pursuant to the provisions of the Act. The company repatriated $223 million of foreign earnings into the U.S. As a result of completing the repatriation, the company recorded tax expense of approximately $3.1 million, net of available foreign tax credits, in the fourth quarter of 2005.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles, computers and other equipment under operating leases. Rental expense under all operating leases was $104.3 million in 2006, $97.3 million in 2005 and $86.6 million in 2004. As of December 31, 2006, future minimum payments under operating leases with noncancelable terms in excess of one year were:

thousands
2007	$44,000
2008	33,000
2009	24,000
2010	17,000
2011	11,000
Thereafter	13,000
Total	$142,000

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $51 million in 2007. These automobile leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. No estimated losses have been recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $73.3 million in 2006, $68.4 million in 2005 and $61.5 million in 2004.

14. COMMITMENTS AND CONTINGENCIES

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of all actions on the company’s financial position, results of operations and cash flows to date has not been material. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. The accrual for environmental remediation costs was $4.9 million and $4.3 million at December 31, 2006 and 2005, respectively. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

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

15. RETIREMENT PLANS

PENSION AND POSTRETIREMENT HEALTH CARE BENEFITS PLANS

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. noncontributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates. The information following includes all of the company’s international defined benefit pension plans.

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

Effective December 31, 2006, the company prospectively adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). As a result of the adoption of SFAS 158, the company has recorded a cumulative effect adjustment as a component of other comprehensive income within shareholders’ equity. The company’s disclosures for the fiscal year ended 2006 also reflect the revised accounting and disclosure requirements of SFAS 158. Reported items for fiscal years 2005 and 2004 were not affected.

The adoption of SFAS 158 on December 31, 2006 resulted in incremental adjustments to the following individual line items in the consolidated balance sheet:

	Before		After
	Application of		Application of
thousands	SFAS 158	Adjustments	SFAS 158
Deferred income taxes	$86,084	$786	$86,870
Other assets, net*	456,833	(102,310)	354,523
Total assets	4,520,889	(101,524)	4,419,365
Compensation and benefits	244,172	8,514	252,686
Postretirement health care and pension benefit liabilities	338,990	81,255	420,245
Other liabilities**	282,312	(23,210)	259,102
Shareholders’ equity	1,848,313	(168,083)	1,680,230
Total liabilities and shareholders’ equity	4,520,889	(101,524)	4,419,365

*         The adjustment to “Other assets, net” represents the net effect of an adjustment of $(179,046) to the company’s net pension assets, an adjustment of $99,946 for the recognition of deferred taxes and the reclassification of deferred tax liabilities of $(23,210) from the application of SFAS 158.

**  The adjustment to the “Other liabilities” represents the recognition and reclassification of deferred taxes from the application of SFAS 158.

A reconciliation of changes in the benefit obligations and fair value of assets of the company’s plan as follows:

	U.S. Pension Benefits (Qualified and Non Qualified Plans)		International Pension Benefits		U.S. Postretirement Health Care Benefits
thousands	2006	2005	2006	2005	2006	2005
Benefit obligation, beginning of year	$785,664	$709,676	$402,317	$372,045	$165,358	$158,030
Service cost	40,635	40,646	18,899	14,970	3,113	3,085
Interest cost	43,611	40,174	18,995	18,307	8,992	8,860
Participant contributions			2,336	2,539	2,675	2,467
Divestitures				(58)
Plan amendments, settlements and curtailments	1,175		(2,159)	18	127	(3,566)
Actuarial loss (gain)	(15,076)	17,482	8,375	48,342	1,276	7,535
Benefits paid	(22,199)	(22,314)	(19,629)	(14,622)	(12,183)	(11,053)
Foreign currency translation			48,806	(39,224)
Benefit obligation, end of year	$833,810	$785,664	$477,940	$402,317	$169,358	$165,358

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)		INTERNATIONAL PENSION BENEFITS		U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2005	2006	2005	2006	2005
Fair value of plan assets, beginning of year	$679,209	$618,133	$220,143	$201,482	$25,224	$21,740
Actual gains on plan assets	89,974	42,171	22,245	23,126	3,610	1,499
Company contributions	46,416	41,219	18,873	27,273	12,176	10,571
Participant contributions			2,336	2,539	1,388	2,467
Settlements			(315)
Benefits paid	(22,199)	(22,314)	(19,629)	(14,622)	(12,183)	(11,053)
Foreign currency translation			25,987	(19,655)
Fair value of plan assets, end of year	$793,400	$679,209	$269,640	$220,143	$30,215	$25,224

A reconciliation of the funded status for the pension and postretirement plans to the net amount recognized is as follows:

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)		INTERNATIONAL PENSION BENEFITS		U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2005	2006	2005	2006	2005
Funded status	$(40,410)	$(106,455)	$(208,300)	$(182,174)	$(139,143)	$(140,134)
Unrecognized actuarial loss		248,451		82,672		58,539
Unrecognized prior service cost (benefit)		6,978		1,425		(25,981)
Unrecognized net transition (asset) obligation				(21)
Net amount recognized	$(40,410)	$148,974	$(208,300)	$(98,098)	$(139,143)	$(107,576)

The total amounts recognized in the balance sheet, including accumulated other comprehensive income, and the accumulated benefit obligation are as follows:

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)		INTERNATIONAL PENSION BENEFITS		U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2005	2006	2005	2006	2005
Noncurrent benefit asset	$13,591	$174,063	$24,000	$27,015
Current benefit liability	(3,400)		(6,484)		$(1,130)
Noncurrent benefit liability	(50,601)	(25,089)	(225,816)	(169,143)	(138,013)	$(107,576)
Intangible asset				1,211
Accumulated other comprehensive loss (pre-tax)	195,080		86,955	42,819	30,965
Total amount recognized	$154,670	$148,974	$(121,345)	$(98,098)	$(108,178)	$(107,576)

Accumulated benefit obligation	$687,708	$627,917	$330,751	$358,837	$169,358	$165,358

Accumulated other comprehensive loss for pension and other postretirement benefit plan activity is as follows:

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)	INTERNATIONAL PENSION BENEFITS	U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2006	2006
Accumulated other comprehensive loss, beginning of year	$—	$27,117	$—
Recognition of additional minimum pension liability		979
Cumulative effect adjustment of change in accounting — adoption of SFAS 158 to recognize funded status	195,080	43,157	30,965
Tax benefit	(75,569)	(13,917)	(11,995)
Accumulated other comprehensive loss (income), end of year	$119,511	$57,336	$18,970

The components of accumulated other comprehensive loss related to pension and postretirement benefit plans are as follows:

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)	INTERNATIONAL PENSION BENEFITS	U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2006	2006
Unrecognized net actuarial losses	$188,924	$87,248	$50,384
Unrecognized net prior service costs (benefits)	6,156	(325)	(19,419)
Unrecognized net transition costs		32
Tax benefit	(75,569)	(29,619)	(11,995)
Accumulated other comprehensive loss, end of year	$119,511	$57,336	$18,970

Estimated amounts in accumulated other comprehensive income expected to be reclassified to net period cost during 2007 are as follows:

THOUSANDS	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)	INTERNATIONAL PENSION BENEFITS	U.S. POSTRETIREMENT HEALTH CARE BENEFITS
Net actuarial losses	$13,021	$3,048	$7,354
Net prior service costs/(benefits)	2,008	21	(6,419)
Net transition costs	—	4	—
Total	$15,029	$3,073	$935

For certain international pension plans, the accumulated benefit obligations exceeded the fair value of plan assets. The company recognized an addition to the minimum pension liability in other comprehensive income of $1.0 million pre-tax ($0.6 million net of deferred tax asset) in 2006, $24.4 million pre-tax ($16.2 million net of deferred tax asset) during 2005 and $0.4 million pre-tax ($0.3 million net of deferred tax asset) during 2004. The additional minimum pension liability recognized prior to adoption of SFAS 158 was considered in determining the cumulative effect adjustment of adopting SFAS 158 as of December 31, 2006.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those U.S. nonqualified plans and international plans with accumulated benefit obligations in excess of plan assets were as follows:

	DECEMBER 31
THOUSANDS	2006	2005
Aggregate projected benefit obligation	$414,731	$385,141
Accumulated benefit obligation	364,034	331,640
Fair value of plan assets	138,479	136,937

These plans relate to various international subsidiaries and the U.S. nonqualified plans and are funded consistent with local practices and requirements. As of December 31, 2006, there were approximately $17 million of future postretirement benefits covered by insurance contracts.

PLAN ASSETS
UNITED STATES

The company’s pension and postretirement health care benefits plans at December 31, 2006 and 2005 and target allocation for 2007 are as follows:

ASSET	2007 TARGET ASSET ALLOCATION	PERCENTAGE OF PLAN ASSETS
CATEGORY	PERCENTAGE	2006	2005
Large cap equity	43%	43%	43%
Small cap equity	12	12	12
International equity	15	16	16
Fixed income	25	24	24
Real estate	5	5	5
Total	100%	100%	100%

The company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The pension and health care plans’ demographic characteristics generally reflect a younger plan population relative to an average pension plan. Therefore, the asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets.

The company’s U.S. investment policies prohibit investing in letter stock, warrants and options, and engaging in short sales, margin transactions, private placements, or other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation or introducing leverage in the portfolio, circumventing the investment guidelines or taking risks that are inconsistent with the fund’s guidelines. Selected derivatives may only be used for hedging and transactional efficiency.

INTERNATIONAL

The company’s plan asset allocations for its international defined benefit pension plans at December 31, 2006 and 2005 are as follows:

ASSET	PERCENTAGE OF PLAN ASSETS
CATEGORY	2006	2005
Equity securities	40%	44%
Fixed income	46	45
Real estate	5	2
Other	9	9
Total	100%	100%

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no target asset allocation for 2007 is presented. The funds are invested in a variety of stocks, fixed income and real estate investments and in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. Total international pension plan assets represent 24 percent of total Ecolab pension plan assets worldwide.

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

Additionally, in December 2004 the company amended the Supplemental Executive Retirement Plan (“SERP”) and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for “grandfathered” status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze the accrual of benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service are expected to issue regulations and/or other guidance with respect to the provisions of the new Act throughout 2007 and final amendments to comply with the Act are required by the end of 2007. The company currently intends to rescind the freeze, following issuance of regulations to ensure compliance for post-2004 benefit accruals.

CASH FLOWS

As of year-end 2006, the company’s estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE SUBSIDY
THOUSANDS	ALL PLANS	RECEIPTS
2007	$52,000	$1,000
2008	59,000	1,000
2009	64,000	1,000
2010	66,000	1,000
2011	72,000	1,000
2012-2016	447,000	11,000

The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is not required to make any contributions to the U.S. pension and postretirement health care benefit plans in 2007. The company estimates contributions to be made to the international plans will approximate $20 million in 2007.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

NET PERIODIC BENEFIT COSTS

Pension and postretirement health care benefits expense for the company’s operations was:

	U.S. PENSION BENEFITS (QUALIFIED AND NON QUALIFIED PLANS)			INTERNATIONAL PENSION BENEFITS			U.S. POSTRETIREMENT HEALTH CARE BENEFITS
THOUSANDS	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost — employee benefits earned during the year	$40,635	$40,646	$32,806	$18,899	$14,970	$13,409	$3,113	$3,085	$3,188
Interest cost on benefit obligation	43,611	40,174	36,401	18,995	18,307	17,830	8,992	8,860	9,041
Expected return on plan assets	(62,109)	(53,114)	(50,161)	(13,192)	(11,751)	(11,403)	(2,457)	(1,770)	(1,843)
Recognition of net actuarial loss	16,586	11,183	6,547	3,059	1,597	1,458	8,278	5,734	5,706
Amortization of prior service cost (benefit)	1,997	1,906	2,026	45	162	426	(6,435)	(5,660)	(5,696)
Amortization of net transition (asset) obligation		(702)	(1,403)	24	329	333
Curtailment (gain) loss				(170)	(40)	(51)
Total expense	$40,720	$40,093	$26,216	$27,660	$23,574	$22,002	$11,491	$10,249	$10,396

PLAN ASSUMPTIONS

	U.S. PENSION BENEFITS			INTERNATIONAL PENSION BENEFITS			U.S. POSTRETIREMENT HEALTH CARE BENEFITS
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Weighted-average actuarial assumptions used to determine benefit obligations as of December 31:
Discount rate	5.79%	5.57%	5.75%	4.65%	4.54%	5.22%	5.79%	5.57%	5.75%
Projected salary increase	4.32	4.30	4.30	3.27	3.15	3.13
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	5.57	5.75	6.25	4.56	5.18	5.37	5.57	5.75	6.25
Expected return on plan assets	8.75	8.75	9.00	5.80	5.68	5.75	8.75%	8.75%	9.00%
Projected salary increase	4.30%	4.30%	4.30%	3.21%	3.12%	3.07%

The expected long-term rate of return is generally based on the pension plan’s asset mix, assumptions of equity returns based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

For postretirement benefit measurement purposes as of December 31, 2006, 10 percent (for pre-age 65 retirees) and 11 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed. The rates were assumed to decrease by 1 percent each year until they reach 5 percent in 2012 for pre-age 65 retirees and 5 percent in 2013 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4 percent annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
THOUSANDS	INCREASE	DECREASE
Effect on total of service and interest cost components	$509	$(453)
Effect on postretirement benefit obligation	9,597	(8,531)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The company’s U.S. postretirement health care benefits plan offers prescription drug benefits. The company amended its plan effective January 1, 2005 in order to obtain the benefits provided under the Act. In accordance with FSP No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, the company began recording favorable benefits of the Act in the third quarter of 2004, using the prospective transition method consistent with this guidance. The after-tax benefit for 2004 was approximately $1.0 million. The company recognized an actuarial gain and a reduction in its postretirement benefit obligation of $15.5 million at July 1, 2004 related to the Act.

SAVINGS PLAN AND ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3 percent of eligible compensation are matched 100 percent by the company and employee before-tax contributions between 3 percent and 5 percent of eligible compensation are matched 50 percent by the company. The match is 100 percent vested immediately. Effective January 2003, the plan was amended to provide that all employee contributions which are invested in Ecolab stock will be part of the employee’s ESOP account while so invested. The company’s contributions are invested in Ecolab common stock and amounted to $18.9 million in 2006, $17.4 million in 2005 and $15.8 million in 2004. Effective January 1, 2006, the plan was amended to allow employees to immediately re-allocate company matching contributions in Ecolab common stock to other investment funds within the plan.

16. OPERATING SEGMENTS

The company’s thirteen operating segments have been aggregated into three reportable segments.

The “United States Cleaning & Sanitizing” reportable segment provides cleaning and sanitizing products to United States markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare, Vehicle Care and Water Care Services operating segments. The company’s Professional Products operating segment has been combined with Institutional to leverage Institutional’s sales force, delivering the professional products line to customers in the hospitality, healthcare and commercial markets. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The “United States Other Services” reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments. These two operating segments are primarily fee for service businesses. Since the primary focus of these segments is service, they have not been combined with the company’s “United States Cleaning & Sanitizing” reportable segment. These operating segments are combined and disclosed as an “all other” category in accordance with SFAS 131. Total service revenue for this segment was $334 million, $300 million and $269 million for 2006, 2005 and 2004, respectively.

The company’s “International” reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue for international pest elimination was $169 million, $161 million and $146 million for 2006, 2005 and 2004, respectively.

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

Financial information for each of the company’s reportable segments is as follows:

THOUSANDS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES
2006	$2,152,330	$410,480	$2,562,810	$2,261,414	$71,590		$4,895,814
2005	1,952,220	375,234	2,327,454	2,136,664	70,714		4,534,832
2004	1,796,355	339,305	2,135,660	2,037,907	11,366		4,184,933
OPERATING INCOME (LOSS)
2006	329,155	38,943	368,098	233,587	9,957		611,642
2005	279,960	36,012	315,972	219,104	7,344		542,420
2004	266,072	20,447	286,519	209,490	(1,758)	$(4,361)	489,890
DEPRECIATION & AMORTIZATION
2006	132,030	6,416	138,446	117,911	4,522	7,690	268,569
2005	123,644	5,460	129,104	113,564	7,595	6,672	256,935
2004	119,831	5,254	125,085	112,726	3,644	5,499	246,954
TOTAL ASSETS
2006	1,301,916	174,970	1,476,886	2,237,915	171,091	533,473	4,419,365
2005	1,348,706	154,870	1,503,576	2,100,205	(30,983)	223,830	3,796,628
CAPITAL EXPENDITURES
2006	165,324	5,855	171,179	113,050	3,656		287,885
2005	149,100	7,246	156,346	108,245	4,192		268,783
2004	153,503	4,993	158,496	117,698	(323)		275,871

Consistent with the company’s internal management reporting, corporate operating income includes special charges included on the consolidated statement of income for 2004. Corporate assets are principally cash and cash equivalents and short-term investments.

The company has two classes of products within its United States Cleaning & Sanitizing and International operations which comprise 10 percent or more of consolidated net sales. Sales of warewashing products were approximately 21 percent, 21 percent and 22 percent of consolidated net sales in 2006, 2005 and 2004, respectively. Sales of laundry products were approximately 10 percent, 11 percent and 10 percent of consolidated net sales in 2006, 2005 and 2004, respectively.

Property, plant and equipment of the company’s United States and International

DECEMBER 31 (THOUSANDS)	2006	2005
United States	$599,153	$532,430
International	332,200	338,117
Effect of foreign currency translation	20,216	(2,494)
Consolidated	$951,569	$868,053

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

THOUSANDS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2006
Net sales
United States Cleaning & Sanitizing	$513,447	$544,477	$561,707	$532,699	$2,152,330
United States Other Services	93,233	104,902	108,297	104,048	410,480
International	510,088	561,800	584,273	605,253	2,261,414
Effect of foreign currency translation	3,307	14,705	24,578	29,000	71,590
Total	1,120,075	1,225,884	1,278,855	1,271,000	4,895,814
Cost of sales	552,491	608,003	625,554	630,010	2,416,058
Selling, general and administrative expenses	436,127	464,754	471,937	495,296	1,868,114
Operating income
United States Cleaning & Sanitizing	79,525	86,118	98,976	64,536	329,155
United States Other Services	8,009	10,625	12,466	7,843	38,943
International	43,238	55,145	66,221	68,983	233,587
Effect of foreign currency translation	685	1,239	3,701	4,332	9,957
Total	131,457	153,127	181,364	145,694	611,642
Interest expense, net	10,328	11,014	11,219	11,857	44,418
Income before income taxes	121,129	142,113	170,145	133,837	567,224
Provision for income taxes	43,243	48,934	59,786	46,646	198,609
Net income	$77,886	$93,179	$110,359	$87,191	$368,615

Net income per common share
Basic	$0.31	$0.37	$0.44	$0.35	$1.46
Diluted	$0.30	$0.36	$0.43	$0.34	$1.43
Weighted-average common shares outstanding
Basic	253,540	252,152	251,573	251,263	252,132
Diluted	258,055	256,692	256,657	256,639	257,144

2005
Net sales
United States Cleaning & Sanitizing	$467,179	$496,808	$510,476	$477,757	$1,952,220
United States Other Services	85,810	96,328	98,315	94,781	375,234
International	483,997	536,454	550,197	566,016	2,136,664
Effect of foreign currency translation	32,894	29,074	5,785	2,961	70,714
Total	1,069,880	1,158,664	1,164,773	1,141,515	4,534,832
Cost of sales	526,975	571,066	572,862	577,928	2,248,831
Selling, general and administrative expenses	424,918	449,346	429,464	439,853	1,743,581
Operating income
United States Cleaning & Sanitizing	71,605	72,660	85,933	49,762	279,960
United States Other Services	7,534	10,287	11,124	7,067	36,012
International	36,503	52,431	64,212	65,958	219,104
Effect of foreign currency translation	2,345	2,874	1,178	947	7,344
Total	117,987	138,252	162,447	123,734	542,420
Interest expense, net	11,190	12,184	11,529	9,335	44,238
Income before income taxes	106,797	126,068	150,918	114,399	498,182
Provision for income taxes	37,371	44,667	52,960	43,703	178,701
Net income	$69,426	$81,401	$97,958	$70,696	$319,481

Net income per common share
Basic	$0.27	$0.32	$0.38	$0.28	$1.25
Diluted	$0.27	$0.31	$0.38	$0.27	$1.23
Weighted-average common shares outstanding
Basic	256,272	255,474	255,817	255,402	255,741
Diluted	260,626	259,594	259,911	259,723	260,098

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control — Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricwaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Douglas M. Baker, Jr.
Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer

/s/ Steven L. Fritze
Steven L. Fritze
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

We have completed integrated audits of Ecolab Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows, of comprehensive income and shareholders’ equity present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ecolab Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

As discussed in Note 2 to the consolidated financial statements, Ecolab Inc. changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Ecolab Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Ecolab Inc. maintained, in all material respects, effective internal control over financial  reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Ecolab Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Ecolab Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 23, 2007

SUMMARY OPERATING AND FINANCIAL DATA

DECEMBER 31 (THOUSANDS, EXCEPT PER SHARE)	2006	2005	2004	2003
OPERATIONS
Net sales
United States	$2,562,810	$2,327,454	$2,135,660	$2,014,767
International (at average rates of currency exchange during the year)	2,333,004	2,207,378	2,049,273	1,747,052
Total	4,895,814	4,534,832	4,184,933	3,761,819
Cost of sales (including special charges (income) of $(106) in 2004, $(76) in 2003 and $8,977 in 2002, $(566) in 2001 and $1,948 in 2000)	2,416,058	2,248,831	2,033,492	1,846,584
Selling, general and administrative expenses	1,868,114	1,743,581	1,657,084	1,459,818
Special charges, sale of business and merger expenses			4,467	408
Operating income	611,642	542,420	489,890	455,009
Gain on sale of equity investment				11,105
Interest expense, net	44,418	44,238	45,344	45,345
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	567,224	498,182	444,546	420,769
Provision for income taxes	198,609	178,701	161,853	160,179
Equity in earnings of Henkel-Ecolab
Income from continuing operations	368,615	319,481	282,693	260,590
Gain from discontinued operations
Changes in accounting principle
Net income, as reported	368,615	319,481	282,693	260,590
Adjustments
Adjusted net income	$368,615	$319,481	$282,693	$260,590
Income per common share, as reported
Basic - continuing operations	$1.46	$1.25	$1.10	$1.00
Basic - net income	1.46	1.25	1.10	1.00
Diluted - continuing operations	1.43	1.23	1.09	0.99
Diluted - net income	1.43	1.23	1.09	0.99
Adjusted income per common share
Basic - continuing operations	1.46	1.25	1.10	1.00
Basic - net income	1.46	1.25	1.10	1.00
Diluted - continuing operations	1.43	1.23	1.09	0.99
Diluted - net income	$1.43	$1.23	$1.09	$0.99
Weighted-average common shares outstanding — basic	252,132	255,741	257,575	259,454
Weighted-average common shares outstanding — diluted	257,144	260,098	260,407	262,737

SELECTED INCOME STATEMENT RATIOS
Gross profit	50.7%	50.4%	51.4%	50.9%
Selling, general and administrative expenses	38.2	38.4	39.6	38.8
Operating income	12.5	12.0	11.7	12.1
Income from continuing operations before income taxes	11.6	11.0	10.6	11.2
Income from continuing operations	7.5	7.0	6.8	6.9
Effective income tax rate	35.0%	35.9%	36.4%	38.1%

FINANCIAL POSITION
Current assets	$1,853,557	$1,421,666	$1,279,066	$1,150,340
Property, plant and equipment, net	951,569	868,053	866,982	769,112
Investment in Henkel-Ecolab
Goodwill, intangible and other assets	1,614,239	1,506,909	1,570,126	1,309,466
Total assets	$4,419,365	$3,796,628	$3,716,174	$3,228,918
Current liabilities	$1,502,730	$1,119,357	$939,547	$851,942
Long-term debt	557,058	519,374	645,445	604,441
Postretirement health care and pension benefits	420,245	302,048	270,930	249,906
Other liabilities	259,102	206,639	262,111	201,548
Shareholders’ equity	1,680,230	1,649,210	1,598,141	1,321,081
Total liabilities and shareholders’ equity	$4,419,365	$3,796,628	$3,716,174	$3,228,918

SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$627,564	$590,136	$570,908	$523,932
Depreciation and amortization	268,569	256,935	246,954	228,103
Capital expenditures	287,885	268,783	275,871	212,035
Cash dividends declared per common share	$0.4150	$0.3625	$0.3275	$0.2975

SELECTED FINANCIAL MEASURES/OTHER
Total debt	$1,066,036	$746,301	$701,577	$674,644
Total debt to capitalization	38.8%	31.2%	30.5%	33.8%
Book value per common share	$6.69	$6.49	$6.21	$5.13
Return on beginning equity	22.4%	20.0%	21.4%	23.3%
Dividends per share/diluted net income per common share	29.0%	29.5%	30.0%	30.1%
Net interest coverage	13.8	12.3	10.8	10.0
Year end market capitalization	$11,360,426	$9,217,763	$9,047,445	$7,045,490
Annual common stock price range	$46.40-33.64	$37.15-30.68	$35.59-26.12	$27.92-23.08
Number of employees	23,130	22,404	21,338	20,826

Property, plant and equipment amounts have been restated to include capital software which was previously classified in other assets.  Results for 2004 through 1996 have been restated to reflect the effect of retroactive application of SFAS No. 123R, “Share-Based Payment”. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001.  Adjusted results for 1996 through 2001 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if SFAS No. 142 had been in effect since January 1, 1996. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003 and 1997.  Return on beginning equity is net income divided by beginning shareholders’ equity.

2002	2001	2000	1999	1998	1997	1996

$ 1,923,500	$1,821,902	$1,746,698	$1,605,385	$1,429,711	$1,251,517	$1,127,281
1,480,085	498,808	483,963	444,413	431,366	364,524	341,231
3,403,585	2,320,710	2,230,661	2,049,798	1,861,077	1,616,041	1,468,512

1,688,710	1,121,133	1,056,899	963,900	875,102	745,437	694,909
1,304,239	898,159	864,072	804,436	730,170	655,726	590,641
37,031	824	(20,736)
373,605	300,594	330,426	281,462	255,805	214,878	182,962

43,895	28,434	24,605	22,713	21,742	12,637	14,372

329,710	272,160	305,821	258,749	234,063	202,241	168,590
131,277	110,453	124,467	106,412	99,340	83,911	69,840
	15,833	19,516	18,317	16,050	13,433	13,011
198,433	177,540	200,870	170,654	150,773	131,763	111,761
1,882				38,000
(4,002)		(2,428)
196,313	177,540	198,442	170,654	188,773	131,763	111,761
	18,471	17,762	16,631	14,934	11,195	10,683
$ 196,313	$196,011	$216,204	$187,285	$203,707	$142,958	$122,444

$ 0.77	$0.70	$0.79	$0.66	$0.58	$0.51	$0.43
0.76	0.70	0.78	0.66	0.73	0.51	0.43
0.76	0.68	0.76	0.63	0.56	0.49	0.42
0.75	0.68	0.75	0.63	0.70	0.49	0.42

0.77	0.77	0.86	0.72	0.64	0.55	0.47
0.76	0.77	0.85	0.72	0.79	0.55	0.47
0.76	0.75	0.83	0.70	0.62	0.53	0.46
$ 0.75	$0.75	$0.82	$0.70	$0.76	$0.53	$0.46
258,147	254,832	255,505	259,099	258,314	258,891	257,983
261,574	259,855	263,892	268,837	268,095	267,643	265,634

50.4%	51.7%	52.6%	53.0%	53.0%	53.9%	52.7%
38.3	38.7	38.7	39.2	39.2	40.6	40.2
11.0	13.0	14.8	13.7	13.7	13.3	12.5
9.7	11.7	13.7	12.6	12.6	12.5	11.5
5.8	7.7	9.0	8.3	8.1	8.2	7.6
39.8%	40.6%	40.7%	41.1%	42.4%	41.5%	41.4%

$ 1,015,937	$929,583	$600,568	$577,321	$503,514	$509,501	$435,507
716,095	668,413	512,581	454,376	423,941	400,537	336,314
		199,642	219,003	253,646	239,879	285,237
1,133,875	943,400	411,871	341,966	293,528	267,731	151,403
$ 2,865,907	$2,541,396	$1,724,662	$1,592,666	$1,474,629	$1,417,648	$1,208,461
$ 853,828	$827,952	$532,034	$470,674	$399,791	$404,464	$327,771
539,743	512,280	234,377	169,014	227,041	259,384	148,683
207,596	183,281	117,790	97,527	85,793	76,109	73,577
144,993	121,135	72,803	86,715	67,829	124,641	138,415
1,119,747	896,748	767,658	768,736	694,175	553,050	520,015
$ 2,865,907	$2,541,396	$1,724,662	$1,592,666	$1,474,629	$1,417,648	$1,208,461

$ 412,697	$358,508	$309,813	$290,098	$233,727	$234,126	$253,819
220,635	158,785	143,212	129,240	117,646	97,449	86,791
212,757	157,937	150,009	145,622	147,631	121,667	111,518
$ 0.2750	$0.2625	$0.2450	$0.2175	$0.1950	$0.1675	$0.1450

$ 699,842	$745,673	$370,969	$281,074	$295,032	$308,268	$176,292
38.5%	45.4%	32.6%	26.8%	29.8%	35.8%	25.3%
$ 4.31	$3.51	$3.02	$2.97	$2.68	$2.14	$2.01
21.9%	23.1%	25.8%	24.6%	34.1%	25.3%	24.5%
36.7%	38.6%	32.7%	34.5%	27.9%	34.2%	34.5%
8.5	10.6	13.4	12.4	11.8	17.0	12.7
$ 6,432,035	$5,147,980	$5,492,072	$5,063,409	$4,685,512	$3,579,240	$2,450,258
$ 25.20-18.27	$22.10-14.25	$22.85-14.00	$22.22-15.85	$19.00-13.07	$14.00-9.07	$9.88-7.28
20,417	19,326	14,250	12,870	12,007	10,210	9,573