Form 10-K, Exhibit 13
period 2007-12-31
ECOLAB INC
filed 2008-02-25
CIK 31462

Exhibit (13)

FINANCIAL DISCUSSION

EXECUTIVE SUMMARY

This Financial Discussion should be read in conjunction with the information on Forward-Looking Statements and Risk Factors found at the end of this Financial Discussion.

Ecolab continued its trend of exceptionally strong financial performance in 2007.  It was an outstanding year of growth, development and investment for the future.  Results for 2007 marked another year of record sales and earnings and we did this while continuing to invest in our people and business to drive our future long-term growth. We demonstrated our commitment to building for the future while delivering today. Below are the highlights of another successful year.

We once again exceeded all three of our long-term financial objectives:

	2007 RESULTS	LONG-TERM OBJECTIVE

EPS Growth	19%	15%
ROBE	25%	20%
Balance Sheet	A	Investment Grade

FINANCIAL PERFORMANCE

   Consolidated net sales increased 12% reaching a record $5.5 billion for 2007.

Operating income increased 9% in 2007 to a record $667 million, including $20 million of special gains and charges which decreased operating income growth by 3%.

Diluted net income per share increased 19% to $1.70 per share for 2007, compared to $1.43 per share in 2006. The 2007 per share amount was favorably impacted by $0.04 per share of special gains and charges and discrete tax benefits.

Cash flow from operating activities reached a record $798 million in 2007.

We repurchased $371 million of our common stock during 2007.

Our return on beginning shareholders’ equity was 25.4% in 2007, the 16th consecutive year in which we achieved our long-term financial objective of a 20% return on beginning shareholders’ equlty.

We increased our cash dividend 13% to an indicated annual rate of $0.52 per share.  This is our 71st consecutive year of paying a cash dividend and 16th consecutive year of cash dividend increases. The increase reflects the continued growth we achieved in 2007, our solid financial position and cash flows, and our confidence in the ongoing strength of the business for the years ahead.

OPERATING HIGHLIGHTS

We significantly expanded our healthcare offerings by acquiring Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities with annual sales of approximately $150 million in 2007.

In 2007 we launched more than 40 new innovative products and services including Apex™, a revolutionary warewashing system, a new Hand Hygiene Monitoring Compliance Program for hospitals and healthcare facilities and the Inspexx® sanitization system which helps poultry producers save water, energy and labor.

Our legendary service is what sets Ecolab apart. We continued to invest in our sales-and-service team adding more than 650 associates to our global field organization.

We completed the management transition in Europe and made significant progress toward transforming the region by committing to establishing a European headquarters in Zurich, Switzerland and beginning the development of Ecolab Business Solution (EBS), an extensive project to implement a common set of business processes and systems across all of Europe.

We launched a new business platform for GCS Service that will allow us to more effectively and efficiently grow the GCS business and realize its significant market potential.

We continued to execute our aggressive stock keeping unit (SKU) reduction initiative, designed to standardize product offerings, improve operating efficiencies and provide consistent performance for our customers across businesses and around the world. To date, we have eliminated nearly 3,000 SKUs.

We continue to utilize Lean Six Sigma to improve operational performance and efficiency. By applying these tools, we have achieved a 35% reduction in order entry cycle time, 10% reduction in backorders, 17% improvement in shipment quality and 10% increase in shipment size.

OUTLOOK

We will remain focused on achieving strong and steady growth and superior returns for our shareholders.

We plan to leverage our Circle the Customer - Circle the Globe growth strategy in new and improved ways.

We intend to continue to invest in the necessary people, systems, R&D, new products and infrastructure that will equity support our drive for superior long-term growth.

We will drive our initiatives in Europe, establishing our new European headquarters in Switzerland and achieving pan-European integration as we begin implementation of EBS. 2008 will be a year of significant investment in Europe and these investments will be reflected in Ecolab’s results; however, we believe the investments will be critical to generating higher growth and profitability in Europe in subsequent years.

We will continue to leverage our investments in GCS, using them to help us enhance our service offering and take advantage of the huge opportunity we see in commercial kitchen equipment repair.

We will work to build our opportunities in the high-potential healthcare market, utilizing both internal development and acquisitions.

We intend to continue to make targeted acquisitions, following our disciplined approach to ensure strong strategic business fit and solid financial performance.

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

VALUATION ALLOWANCES AND ACCRUED LIABILITIES

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for 100% of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amounts when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial position.

ACTUARIALLY DETERMINED LIABILITIES

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a large population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching of the plan liability cash flows to the yield curve.  Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. The unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans decreased to $183 million (before tax) as of December 31, 2007, due primarily to an increase in the discount rate at the end of 2007 and amortization of existing unrecognized actuarial losses, partially offset by lower than expected return on plan assets. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. In determining our U.S. pension and postretirement obligations for 2007, our discount rate increased to 5.99% from 5.79% at year-end 2006. Our projected salary increase was unchanged at 4.32% and our expected return on plan assets used for determining 2007 expense was unchanged at 8.75%.

The effect on 2008 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2007 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2008
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE

Discount rate	-0.25 pts	$32.1	$4.3
Expected return on assets	-0.25 pts	N/A	$2.0

	EFFECT ON U.S. POSTRETIREMENT
MILLIONS	HEALTH CARE BENEFITS PLAN
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2008
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE

Discount rate	-0.25 pts	$4.5	$0.7
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

We are self-insured in North America for most workers compensation, general liability and automotive liability losses, subject to per occurrence and aggregate annual liability limitations. We are insured for losses in excess of these limitations. We have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are also self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of North America, we are fully insured for losses, subject to annual deductibles.

SHARE-BASED COMPENSATION

As required by Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”), we measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to be forfeited. If actual forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

INCOME TAXES

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate.Effective January 1, 2007 we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109 (“FIN 48”).  FIN 48 requires us to recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. Our annual effective income tax rate includes the impact of reserve provisions. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results.  In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

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

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. During 2004, the Internal Revenue Service (IRS) completed its field examination of our U.S. income tax returns for 1999 through 2001.  During 2007, the IRS completed its field examination of our U.S. income tax returns for 2002 through 2004. It is reasonably possible for specific open positions related to these examinations as of year end to be settled in the next twelve months.  Unfavorable settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments and/or additional tax expense. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities.

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

We review our goodwill for impairment on an annual basis for all reporting units. If circumstances change significantly within a reporting unit, we would test for impairment during interim periods prior to the annual test. Goodwill and certain intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. No impairments were recorded in 2007, 2006 or 2005 as a result of the tests performed. Of the total goodwill included in our consolidated balance sheet, 25% is recorded in our U.S. Cleaning & Sanitizing reportable segment, 4% in our U.S. Other Services segment and 71% in our International segment.

FUNCTIONAL CURRENCIES

In preparing the consolidated financial statements, we are required to translate the financial statements of our foreign subsidiaries from the currency in which they keep their accounting records, the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders’ equity. Income statement accounts are translated at average rates of exchange prevailing during the year. We evaluate our International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from our consolidated operations.

RESULTS OF OPERATIONS

CONSOLIDATED

				PRIOR YEAR
MILLIONS,				PERCENT CHANGE
EXCEPT PER SHARE	2007	2006	2005	2007	2006
Net sales	$5,470	$4,896	$4,535	12%	8%
Operating income	667	612	542	9	13
Net income	427	369	319	16	15
Diluted net income per common share	$ 1.70	$1.43	$1.23	19%	16%

Our consolidated net sales increased 12% in 2007. The components include 5% volume growth, 2% favorable effect from price changes, 1% due to acquisitions and divestitures and 4% due to favorable changes in currency translation.

	2007	2006	2005

Gross profit as a percent of net sales	50.8%	50.7%	50.4%
Selling, general & administrative expenses as a percent of net sales	38.2%	38.2%	38.4%

Our consolidated gross profit margin (defined as gross profit divided by net sales) increased in 2007, primarily driven by pricing and cost savings initiatives, more than offsetting higher delivered product costs, acquisition dilution and business mix in our international operations.

Selling, general and administrative expenses as a percentage of sales remained at 38.2% for 2007. Leverage from our sales growth was fully offset by investments we are making in business systems, new product solutions and business efficiency initiatives.

Special gains and charges were $19.7 million in 2007 and include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include one-time costs related to establishing the company’s European headquarters in Zurich, Switzerland and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of Peter Cox Ltd. in the U.K. which were recorded in the fourth quarter of 2007. For segment reporting purposes, these items have been included in our corporate segment, which is consistent with our internal management reporting.

	2007	2006	2005

Operating income as a percent of net sales	12.2%	12.5%	12.0%

Operating income increased 9% in 2007 over 2006. The increase in operating income in 2007 is due to sales volume, pricing and cost savings initiatives, partially offset by special gains and charges, higher delivered product costs and investments in the business. Operating income as a percent of sales decreased from 2006 due to special gains and charges of $19.7 million. Excluding special gains and charges, our 2007 operating income margin increased to 12.6%.

Net income increased 16% in 2007 to $427 million compared to $369 million in 2006. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2007 includes $9.5 million, net of tax benefit, of special gains and charges and $19.3 million of discrete tax benefits.  Net income in 2006 included a discrete tax benefit of $1.8 million which was offset by a $1.8 million charge, net of tax benefit, in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. These items increased net income growth in 2007 by 3%. Our 2007 net income was positively impacted by favorable currency translation of approximately $15 million and also benefited when compared to 2006 due to a lower overall effective income tax rate.

2006 COMPARED WITH 2005

Our consolidated net sales for 2006 increased 8% over 2005. The components include 6% volume growth and 2% favorable effect from price changes.  Acquisitions and divestitures and changes in currency translation did not have a significant impact on the consolidated sales growth rate for 2006.

Our consolidated gross profit margin for 2006 increased from 2005, primarily driven by pricing and cost savings initiatives which more than offset higher delivered product costs during the year.

Selling, general and administrative expenses as a percentage of sales improved in 2006 compared to 2005. The improvement in the 2006 expense ratio was primarily due to increased sales leverage and cost saving programs which more than offset investments in the business.

Operating income increased 13% in 2006 over 2005. As a percent of sales, operating income also increased from 2005. The increase in operating income was due to pricing, sales volume and cost reduction initiatives partially offset by higher delivered product costs as well as investments in the business.

Our net income increased 15% in 2006 compared to 2005. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2006 included a discrete tax benefit of $1.8 million which was offset by a $1.8 million charge, net of tax benefit, in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. Net income in 2005 included a tax charge of $3.1 million related to the repatriation of foreign earnings under the American Jobs Creation Act (AJCA).  These items increased net income growth by 1% for 2006. The increase in net income reflects improved sales, gross margin and operating income growth. Currency translation positively impacted net income in 2006 by approximately $2 million. Our 2006 net income also benefited when compared to 2005 due to a lower overall effective income tax rate.

SEGMENT PERFORMANCE

Our operating segments have been aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2007. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in “Effect of foreign currency translation” within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about our reportable segments is included in Note 16 of the notes to consolidated financial statements.

SALES BY REPORTABLE SEGMENT

				PRIOR YEAR
				PERCENT CHANGE

MILLIONS	2007	2006	2005	2007	2006

Net sales
United States
Cleaning & Sanitizing	$2,351	$2,152	$1,952	9%	10%
Other Services	450	411	375	10	9
Total United States	2,801	2,563	2,327	9	10
International	2,522	2,372	2,245	6	6
Total	5,323	4,935	4,572	8	8
Effect of foreign currency translation	147	(39)	(37)
Consolidated	$5,470	$4,896	$4,535	12%	8%

U.S. Cleaning & Sanitizing sales increased 9% in 2007, led by Institutional, Food & Beverage, and Kay gains.  Acquisitions added 1% to the year over year sales growth.  Institutional sales increased 8% in 2007 resulting from new account gains and good sales growth into its various end-market segments including travel, restaurant and healthcare.  Food & Beverage sales increased 9% for 2007. An acquisition in 2006 added 2% and the remaining increase was due to sales growth in the meat & poultry, food and beverage markets. Kay sales grew 9% in 2007 led by solid ongoing food retail and quickservice restaurant demand from major existing customers, strong new account gains and success with new products and programs.

U.S. Other Services sales increased 10% in 2007. Pest Elimination continued to show strong growth as its sales increased 10%, driven by strong contract sales with significant new corporate account gains, supplemented by strong non-contract sales. GCS Service sales increased a strong 8% in 2007 showing improved sales momentum driven by corporate account gains.

Management rate sales of our International operations grew 6% in 2007. Acquisitions and divestitures did not have a significant impact on the year over year sales growth in 2007. Sales in Europe/ Middle East/Africa (EMEA) increased 5% in 2007 as good sales gains in the United Kingdom, South Africa and Turkey were partially offset by weak results in Germany and France. EMEA also achieved geographic growth in 2007 through further expansion in eastern Europe.  Asia Pacific sales grew 9% primarily driven by significant growth in China and Hong Kong as well as good growth in Japan and Australia. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales continued to be strong, rising 14% in 2007. The growth over last year was led by double-digit growth in Brazil, Mexico and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 7% in 2007, led by institutional growth due to corporate account gains, new products and excellent account retention.

OPERATING INCOME BY REPORTABLE SEGMENT

MILLIONS	2007	2006	2005

Operating income
United States
Cleaning & Sanitizing	$394	$329	$280
Other Services	41	39	36
Total United States	435	368	316
International	253	247	231
Total	688	615	547
Corporate	(40)	–	–
Effect of foreign currency translation	19	(3)	(5)
Consolidated	$667	$612	$542

Operating income as a percent of net sales
United States
Cleaning & Sanitizing	16.8%	15.3%	14.3%
Other Services	9.0	9.5	9.6
Total United States	15.5	14.4	13.6
International	10.0	10.3	10.3
Consolidated	12.2%	12.5%	12.0%

U.S. Cleaning & Sanitizing operating income increased 20% in 2007. As a percentage of net sales, operating income increased to 16.8% in 2007 from 15.3% in 2006. Operating income increased due to pricing, higher sales volume and cost efficiencies which more than offset rising delivered product costs and investments in the business. Acquisitions and divestitures had minimal effect on the overall percentage increase in operating income.

U.S. Other Services operating income increased 4% in 2007. Operating income increased due to pricing and higher sales volume which were partially offset by investments in the business and costs associated with the implementation of a new business platform for GCS. As a percentage of net sales, operating income decreased to 9.0% in 2007 from 9.5% in 2006. The decrease in the ratio was primarily due to legal charges at Pest Elimination as well as system implementation costs at GCS.

International management-rate based operating income rose 2% in 2007. The International operating income margin was 10.0% in 2007 compared to 10.3% in 2006. Operating income increased due to higher sales volume and pricing. However, operating income margin decreased due to higher delivered product costs and significant investment in our international business in 2007. When measured at public currency rates, operating income increased 12% in 2007. Acquisitions and divestitures did not have a significant impact on operating income growth.

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

CORPORATE

Consistent with our internal management reporting, the corporate segment includes $19.7 million of special gains and charges reported on the Consolidated Statement of Income. It also includes investments we are making in business systems and to optimize our business structure as part of our ongoing efforts to improve our efficiency and returns. We did not report any items in our corporate segment in 2006 or 2005.

2006 COMPARED WITH 2005

Sales of our U.S. Cleaning & Sanitizing operations increased 10% in 2006 from 2005. Sales were driven by double-digit sales growth from Institutional and Kay, along with good growth from Food & Beverage. Institutional sales increased 11%, benefiting from significant new account gains during the year. Institutional results reflect sales growth into all end market segments, including double-digit growth in travel, casual dining and health care markets. Food & Beverage sales increased 8% for 2006. An acquisition added 1% and the remaining increase was due to double-digit gains in the meat & poultry market as well as good gains in the dairy, food and soft drink markets. Kay recorded an 11% sales increase in 2006 led by gains in its core quickservice and food retail markets. Kay benefited from good ongoing demand from existing customers as well as new account gains.

Sales of our U.S. Other Services operations increased 9% in 2006. Pest Elimination continued its double-digit sales growth as sales rose 13%. Sales were driven by growth in both core pest elimination contract and non-contract services. Sales also benefited from new accounts and strong customer retention. GCS Service sales grew modestly as service and installed parts sales increased over last year. GCS Service continued to focus on infrastructure and process development in 2006 that helped improve competitive advantage and business scalability in the future.

Management rate sales of our International operations increased 6% in 2006 over 2005. Acquisitions and divestitures added 1% to the year over year sales growth. Sales in Europe increased 4% from 2005. Good sales growth in the United Kingdom was partially offset by slower sales growth in Germany, France and Italy. Europe also achieved geographic growth in 2006 through further expansion in eastern Europe. Asia Pacific sales grew 6% primarily driven by growth in China, Australia, Thailand and Hong Kong partially offset by weakness in Japan. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America recorded strong 14% sales growth in 2006. The growth was driven by results in Mexico, the Caribbean and Venezuela. Results were due to new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 8% in 2006, reflecting good results from all divisions. Sales benefited from pricing, account retention and new business.

Operating income of our U.S. Cleaning & Sanitizing operations increased 18% in 2006. As a percentage of net sales, operating income increased to 15.3% in 2006 from 14.3% in 2005. Acquisitions and divestitures had no effect on the overall percentage increase in operating income. Operating income increased due to pricing, higher sales volume and improved cost efficiencies, which more than offset higher delivered product costs and investments in the business.

Operating income of our U.S. Other Services operations increased 8% in 2006. As a percentage of net sales, operating income decreased slightly to 9.5% in 2006 from 9.6% in 2005. Double-digit operating income growth at Pest Elimination was offset by slow sales growth as well as investments in the GCS business. Operating income growth and operating income margin comparisons were also impacted by a $0.5 million regulatory expense in the second quarter of 2006 and a $0.5 million patent settlement benefit in the first quarter of 2005.

Management-rate based operating income of International operations rose 7% in 2006. The International operating income margin was 10.3% in both 2006 and 2005. Acquisitions and divestitures occurring in 2006 and 2005 increased operating income growth by 1% over 2005. Operating income growth benefited from pricing, sales volume growth and cost efficiencies which more than offset higher delivered product costs and investments in the business.

INTEREST

Net interest expense totaled $51 million in 2007 compared to $44 million in 2006. The increase in our net interest expense in 2007 is due to higher debt, primarily to fund acquisitions and share repurchases. Net interest expense was $44 million for both 2006 and 2005.

INCOME TAXES

The following table provides a summary of our reported tax rate:

	2007	2006	2005

Reported tax rate	30.7%	35.0%	35.9%

Impact of discrete items – increase (decrease)	(3.7)%	(0.4)%	0.3%

Reductions in our effective income tax rates over the last three years have primarily been due to U.S. tax legislation, international rate reductions and tax planning efforts. The 2007 reported tax rate was impacted by $29.5 million of discrete items including $10.2 million of net tax benefits on special gains and charges as well as $19.3 million of discrete tax benefits. Discrete tax benefits in 2007 included $8.4 million of tax benefit due to legislated corporate tax rate reductions in the U.K. and Germany which reduced our net deferred tax liability and $10.9 million for various audit settlements as well as other discrete items during 2007.  2006 included the benefit of a $1.8 million tax settlement and a $0.5 million benefit related to prior years. 2005 included a $3.1 million tax charge related to the repatriation of foreign earnings under the AJCA and other one-time benefits.

FINANCIAL POSITION & LIQUIDITY

FINANCIAL POSITION

Our debt continued to be rated within the “A” categories by the major rating agencies during 2007. Significant changes in our financial position during 2007 included the following:

Total assets increased to $4.7 billion as of December 31, 2007 from $4.4 billion at year-end 2006. The increase is primarily due to acquisitions which added $0.4 billion and foreign currency translation which added approximately $0.2 billion to the value of non-U.S. assets on the balance sheet as the U.S. dollar weakened against foreign currencies, primarily the euro. These increases were partially offset by a decrease in cash and cash equivalents used for the scheduled repayment of our 5.375% euronotes in February 2007.

Total liabilities increased to $2.8 billion at December 31, 2007 from $2.7 billion at December 31, 2006 primarily due to an increase in short-term borrowings and the effects of currency translation, offset by the scheduled repayment of our 5.375% euronotes.

Total debt was $1.0 billion at December 31, 2007 and decreased from total debt of $1.1 billion at December 31, 2006. The decrease in total debt was primarily due to the scheduled repayment of our 5.375% euronotes in February 2007, offset partially by an increase in short-term borrowings primarily to fund acquisitions and share repurchases. The ratio of total debt to capitalization (total debt divided by the sum of shareholder's equity plus total debt) was 34% at year-end 2007 and 39% at year-end 2006. The debt to capitalization ratio was higher in 2006, due to the new senior notes issued in December 2006, the proceeds of which were used to repay our 5.375% euronotes in February 2007. Excluding the 5.375% euronotes, the total debt to capitalization would have been 29% for 2006 compared to 34% for 2007. 2007 increased due to additional short-term borrowing discussed above. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

CASH FLOWS

Cash provided by operating activities increased $170 million in 2007. The increase in operating cash flow for 2007 over 2006 is due to increased earnings, reduction of pension contributions and lower income tax payments due in 2007 compared to 2006. The increase in operating cash flow for 2006 over 2005 reflects our higher earnings offset partially by an increase in income tax payments and accounts receivable in 2006. Historically, we have had strong operating cash flows and we anticipate this will continue. We expect to continue to use this cash flow to acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

Cash used for investing activities increased in 2007 primarily due to increased acquisition activity, higher capital and software investments, and timing of short-term investment sales in 2006.  We continue to acquire strategic businesses which compliment our growth strategy. We also continue to invest in merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products.  Capital software expenditures increased due to investments in new business systems. We expect to continue to make significant capital investments and acquisitions to support our long-term growth.

Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. Cash used for financing activities increased in 2007 due to long-term debt repayment and a significant increase in share repurchases, offset partially by short-term borrowings.

Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options.  In October 2006, we announced an authorization to repurchase up to 10 million shares of Ecolab common stock. As of December 31, 2007, approximately 4.7 million shares remained to be purchased under this authorization. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives and for general corporate purposes. During 2008, we expect to repurchase at least enough shares to offset the dilutive effect of stock options. Cash proceeds from the exercises as well as the tax benefits will provide a portion of the funding for this repurchase activity.

In 2007, we increased our indicated annual dividend rate for the 16th consecutive year. We have paid dividends on our common stock for 71 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2007	$0.1150	$0.1150	$0.1150	$0.1300	$0.4750
2006	0.1000	0.1000	0.1000	0.1150	0.4150
2005	0.0875	0.0875	0.0875	0.1000	0.3625

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund all of the requirements which are reasonably foreseeable for 2008, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company’s common stock.

In December 2006, we issued and sold in a private placement euro 300 million ($439 million as of December 31, 2007) aggregate principal amount of senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million (the “Notes),” pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The Notes are not subject to prepayment except where, in certain specified instances, we consolidate or merge all or substantially all of our assets with any other Person (as defined in the Note Purchase Agreement) and there is also a resulting ratings downgrade to below investment grade. Upon such consolidation or merger, we will offer to prepay all of the Notes at 100% of the principal amount outstanding plus accrued interest. In the event of a default by the company under the Note Purchase Agreement, the Notes may become immediately due and payable for the unpaid principal amount, accrued interest and a make-whole amount determined as of the time of the default. The proceeds were used to repay our euro 300 million 5.375% euronotes which became due in February 2007.

While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible, in the short term, to rapid changes in technology within our industry. We have a $600 million U.S. commercial paper program and a $200 million European commercial paper program. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s. To support our commercial paper programs and other general business funding needs, we maintain a $600 million multi-year committed credit agreement which expires in June 2012. We can draw directly on the credit facility on a revolving credit basis.

As of December 31, 2007, $345 million of this credit facility was committed to support outstanding U.S. commercial paper, leaving $255 million available for other uses. In addition, we have other committed and uncommitted credit lines of approximately $241 million with major international banks and financial institutions to support our general global funding needs. Additional details on our credit facilities are included in Note 6 of the notes to consolidated financial statements.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
		LESS			MORE
Contractual		THAN	1–3	3–5	THAN
obligations	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS
Notes payable	$400	$400	$–	$–	$–
Long-term debt	603	3	5	152	443
Operating leases	176	53	70	31	22
Interest*	198	35	64	44	55
Benefit payments**	848	64	134	156	494
Total contractual cash obligations	$2,225	$555	$273	$383	$1,014

*	Interest on variable rate debt was calculated using the interest rate at year-end 2007.
**	Benefit payments are paid out of the company’s pension and postretirement health care benefit plans.

As of December 31, 2007, our gross liability for uncertain tax positions under FIN 48 was $99 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over time. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement health care benefit plans in 2008, based on plan asset values as of December 31, 2007 and have not yet determined if we will do so. Certain international pension benefit plans are required to be funded in accordance with local government requirements. We estimate contributions to be made to our international plans will approximate $20 million to $30 million in 2008. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied by the proceeds on the sale of the vehicles. No amounts have been recorded for these guarantees in the table preceding as we believe that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

Except for approximately $56 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

As of year-end 2007, we are in compliance with all covenants and other requirements of our credit agreements and indentures. Our $600 million multicurrency credit agreement, as amended and restated, no longer includes a covenant regarding the ratio of total debt to capitalization. Our euro 300 million senior notes include covenants regarding the amount of indebtedness secured by liens and subsidiary indebtedness allowed.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing, or negotiate new credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability at our option to draw upon our $600 million committed credit facilities prior to their termination.

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

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007 we adopted the provisions of FIN 48 with the cumulative effect of initially applying FIN 48 recorded as an increase to opening retained earnings of $5.1 million.

See Note 2 of the notes to consolidated financial statements for additional information on this adoption and other new accounting pronouncements.

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

We enter into forward contracts, swaps and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2007, we had approximately $366 million notional amount of foreign currency forward exchange contracts with face amounts denominated primarily in euros.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

SUBSEQUENT EVENTS

In February 2008, we acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. Ecovation is growing rapidly: 2007 sales were approximately $50 million, having grown tenfold since 2005; 2008 sales are expected to exceed $100 million. We paid $210 million for Ecovation but intend to sell approximately $40 million of acquired long-term lease receivables. Ecovation will become part of our U.S. Cleaning & Sanitizing operations during the first quarter of 2008.

Also in February 2008, we issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, we will offer to prepay all of the notes at 101% for the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This financial discussion and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning:

business progress and expansion

business acquisitions

currency translation

cash flows

debt repayments

share repurchases

global economic conditions

pension expenses and potential contributions

income taxes

and liquidity requirements.

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2007, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations.  Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	2007	2006	2005

Net sales	$5,469.6	$4,895.8	$4,534.8
Operating expenses
Cost of sales	2,691.7	2,416.1	2,248.8
Selling, general and administrative expenses	2,090.9	1,868.1	1,743.6
Special gains and charges	19.7
Operating income	667.3	611.6	542.4
Interest expense, net	51.0	44.4	44.2
Income before income taxes	616.3	567.2	498.2
Provision for income taxes	189.1	198.6	178.7
Net income	$427.2	$368.6	$319.5
Net income per common share
Basic	$1.73	$1.46	$1.25
Diluted	$1.70	$1.43	$1.23

Dividends declared per common share	$0.4750	$0.4150	$0.3625

Weighted-average common shares outstanding
Basic	246.8	252.1	255.7
Diluted	251.8	257.1	260.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	2007	2006

ASSETS
Current assets
Cash and cash equivalents	$ 137.4	$ 484.0
Accounts receivable, net	974.0	867.6
Inventories	450.8	364.9
Deferred income taxes	89.4	86.9
Other current assets	65.7	50.2
Total current assets	1,717.3	1,853.6
Property, plant and equipment, net	1,083.4	951.6
Goodwill	1,279.2	1,035.9
Other intangible assets, net	328.9	223.8
Other assets	314.0	354.5
Total assets	$4,722.8	$4,419.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$ 403.5	$ 509.0
Accounts payable	343.7	330.9
Compensation and benefits	280.2	252.7
Income taxes	27.7	17.7
Other current liabilities	463.2	392.5
Total current liabilities	1,518.3	1,502.8
Long-term debt	599.9	557.1
Postretirement health care and pension benefits	418.5	420.2
Other liabilities	250.4	259.1
Shareholders’ equity (a)
Common stock	326.5	322.6
Additional paid-in capital	1,015.2	868.2
Retained earnings	2,298.4	1,983.2
Accumulated other comprehensive income (loss)	63.1	(96.5)
Treasury stock	(1,767.5)	(1,397.3)
Total shareholders’ equity	1,935.7	1,680.2

Total liabilities and shareholders’ equity	$4,722.8	$4,419.4

(a)  Common stock, 400.0 million shares authorized, $1.00 par value, 246.8 million shares outstanding at December 31, 2007, 251.3 million shares outstanding at December 31, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOwS

YEAR ENDED DECEMBER 31 (MILLIONS)	2007		2006	2005

OPERATINg ACTIVITIES
Net income		$427.2	$368.6	$319.5
Adjustments to reconcile net income to
cash provided by operating activities:
Depreciation and amortization		291.9	268.6	256.9
Deferred income taxes		2.5	(18.8)	(13.0)
Share-based compensation expense		37.9	36.3	39.1
Excess tax benefits from share-based payment arrangements		(20.6)	(19.8)	(11.7)
Disposal losses (gains), net		(11.0)	0.4
Other, net		6.9	1.3	(0.9)
Changes in operating assets and liabilities:
Accounts receivable		(34.4)	(66.8)	(44.8)
Inventories		(19.3)	(18.0)	2.6
Other assets		20.7	(27.1)	(21.9)
Accounts payable		(10.0)	44.5	19.0
Other liabilities		105.8	58.4	45.3
Cash provided by operating activities		797.6	627.6	590.1

INVESTING ACTIVITIES
Capital expenditures		(306.5)	(287.9)	(268.8)
Property disposals		7.4	25.6	21.2
Capitalized software expenditures		(55.0)	(33.1)	(10.9)
Businesses acquired and investments in affiliates, net of cash acquired		(329.4)	(65.5)	(26.9)
Sale of businesses and assets		19.8	1.8	1.4
Proceeds from sales and maturities of short-term investments			125.1	60.6
Purchases of short-term investments				(185.7)
Cash used for investing activities		(663.7)	(234.0)	(409.1)

FINANCING ACTIVITIES
Net borrowings (repayments) of notes payable		279.9	(47.7)	96.7
Long-term debt borrowings			396.2	4.7
Long-term debt repayments		(394.2)	(86.3)	(5.7)
Reacquired shares		(371.4)	(282.8)	(213.3)
Cash dividends on common stock		(114.0)	(101.2)	(89.8)
Exercise of employee stock options		96.7	87.9	49.7
Excess tax benefits from share-based payment arrangements		20.6	19.8	11.7
Other, net			(2.3)
Cash used for financing activities		(482.4)	(16.4)	(146.0)

Effect of exchange rate changes on cash		1.9	2.4	(1.8)
	-

Increase (decrease) in cash and cash equivalents		(346.6)	379.6	33.2
Cash and cash equivalents, beginning of year		484.0	104.4	71.2
Cash and cash equivalents, end of year		$137.4	$484.0	$104.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDER’S EQUITY

				ACCUMULATED
		ADDITIONAL		OTHER
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY
MILLIONS	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	TOTAL

Balance December 31, 2004	$315.7	$ 630.5	$1,492.4	$ 72.2	$ (912.7)	$1,598.1

Net income			319.5			319.5
Cumulative translation adjustment				(50.5)		(50.5)
Derivative instruments				4.4		4.4
Minimum pension liability				(16.3)		(16.3)
Total comprehensive income						257.1
Cash dividends declared			(92.7)			(92.7)
Stock options and awards	2.9	96.9			0.2	100.0
Reacquired shares					(213.3)	(213.3)
Balance December 31, 2005	318.6	727.4	1,719.2	9.8	(1,125.8)	1,649.2

Net income			368.6			368.6
Cumulative translation adjustment				65.8		65.8
Derivative instruments				(3.4)		(3.4)
Minimum pension liability				(0.6)		(0.6)
Total comprehensive income						430.4
Cumulative effect adjustment for adoption of SFAS 158				(168.1)		(168.1)
Cash dividends declared			(104.6)			(104.6)
Stock options and awards	4.0	140.8			1.0	145.8
Reacquired shares					(272.5)	(272.5)
Balance December 31, 2006	322.6	868.2	1,983.2	(96.5)	(1,397.3)	1,680.2

Net income			427.2			427.2
Cumulative translation adjustment				128.8		128.8
Derivative instruments				(2.3)		(2.3)
Pension and postretirement benefits				33.1		33.1
Total comprehensive income						586.8
Cumulative effect adjustment for adoption of FIN 48			5.1			5.1
Cash dividends declared			(117.1)			(117.1)
Stock options and awards	3.9	147.0			0.5	151.4
Reacquired shares					(370.7)	(370.7)
Balance December 31, 2007	$326.5	$1,015.2	$2,298.4	$ 63.1	$(1,767.5)	$1,935.7

COMMON STOCK ACTIVITY

	2007		2006		2005
YEAR ENDED DECEMBER 31	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
(SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	322,578,427	(71,241,560)	318,602,705	(64,459,800)	315,742,759	(58,200,908)
Stock options	3,952,429	49,197	3,975,722	172,665	2,859,946	18,666
Stock awards, net issuances		50,702		49,519		34,689
Reacquired shares		(8,564,099)		(7,003,944)		(6,312,247)
Shares, end of year	326,530,856	(79,705,760)	322,578,427	(71,241,560)	318,602,705	(64,459,800)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (the “company”) develops and markets premium products and services for the hospitality, foodservice, healthcare and light industrial markets.  The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, healthcare and educational facilities, quickservice (fast-food and convenience stores) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry.

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

FOREIgN CURRENCY TRANSLATION

Financial position and results of operations of the company’s international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ equity. The cumulative translation gain as of year-end 2007 and 2006 was $171.0 million and $57.0 million, respectively. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company’s international operations. Foreign currency translation positively impacted net income by approximately $15 million, $2 million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

ALLOwANCE FOR DOUBTFUL ACCOUNTS

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. The company’s estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $9 million, $7 million and $5 million as of December 31, 2007, 2006 and 2005, respectively. This returns and credit activity is recorded directly  to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2007	2006	2005

Beginning balance	$38	$39	$44
Bad debt expense	15	13	12
Write-offs	(16)	(17)	(15)
Other*	6	3	(2)
Ending balance	$43	$38	$39

* Other amounts are primarily the effects of changes in currency and acquisitions.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 23% and 28% of consolidated inventories at year-end 2007 and 2006, respectively. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company’s machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $260.9 million, $235.8 million and $222.7 million for 2007, 2006 and 2005, respectively.  Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

gOODwILL AND OTHER INTANgIBLE ASSETS

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2007 and 2006.

The weighted-average useful life by type of asset at December 31, 2007 is as follows:

NUMBER OF YEARS

Customer relationships	12
Intellectual property	14
Trademarks	19
Other	10

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2007, 2006 and 2005 was $30.2 million, $25.0 million and $23.5 million, respectively. Future amortization expense is expected to increase significantly primarily due to the Microtek acquisition. As of December 31, 2007, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

MILLIONS
2008	$40
2009	37
2010	36
2011	35
2012	34

The company tests goodwill for impairment on an annual basis for all reporting units. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the testing, there has been no impairment of goodwill during the three years ended December 31, 2007. The company performs its annual goodwill impairment test during the second quarter. If circumstances change significantly within a reporting unit, the company would also test a reporting unit for impairment prior to the annual test.

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

REVENUE RECOgNITION

The company recognizes revenue as services are performed or on product sales at the time title to the product and risk of loss transfers to the customer. The provide for general rights of return and do not contain customer acceptance clauses. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

INCOME PER COMMON SHARE

The computations of the basic and diluted net income per share amounts were as follows:

MILLIONS
EXCEPT PER SHARE	2007	2006	2005

Net income	$427.2	$368.6	$319.5

Weighted-average common
shares outstanding
Basic	246.8	252.1	255.7
Effect of dilutive stock
options and awards	5.0	5.0	4.4
Diluted	251.8	257.1	260.1

Net income per common share
Basic	$1.73	$1.46	$1.25
Diluted	$1.70	$1.43	$1.23

Restricted stock awards of 68,180 shares for 2007, 24,670 shares for 2006 and 22,175 shares for 2005 were excluded from the computation of basic weighted-average shares outstanding because such shares were not yet vested at those dates.

Stock options to purchase 5.3 million shares for 2007, 2.6 million shares for 2006 and 7.1 million shares for 2005 were not dilutive and, therefore, were not included in the computations of diluted common shares outstanding.

SHARE-BASED COMPENSATION

Effective October 1, 2005, the company adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”) under the modified retrospective application method. SFAS 123R requires the company to measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. As part of the transition to the new standard, all prior period financial statements were restated to recognize share-based compensation expense historically reported in the notes to the consolidated financial statements.

Effective with the company’s adoption of SFAS 123R, new stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55 with at least 5 years of service. If the company had used the non-substantive vesting method during all periods, net income for 2007, 2006 and 2005 would have increased by $1.4 million, $2.7 million and $2.5 million, respectively. In addition, the company previously accounted for forfeitures when they occurred. Commencing at the date of adoption, the company includes a forfeiture estimate in the amount of compensation expense being recognized. This change from the company’s historical practice of recognizing forfeitures as they occur did not result in the recognition of any cumulative adjustments to income. The company has used the actual tax effects of stock options and the transition guidance prescribed within SFAS 123R for establishing the pool of excess tax  benefits (APIC Pool).

COMPREHENSIVE INCOME

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive income (loss) account in shareholders’ equity.

DERIVATIVE INSTRUMENTS AND  HEDgINg ACTIVITIES

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge) or (3) a foreign-currency fair-value or cash flow hedge (a “foreign currency” hedge). The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. The company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges.

All of the company’s derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

NEw ACCOUNTINg PRONOUNCEMENTS

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109, Accounting for Income Taxes. For each tax position the company will be required to recognize, in its financial statements, the largest tax benefit that is “more-likely-than-not” to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods, and transition. The company adopted FIN 48 effective January 1, 2007 with the cumulative effect of initially applying FIN 48 recorded as an increase to opening retained earnings of $5.1 million. See Note 11 for additional information on this adoption.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expanded disclosures about fair value measurement. Additionally, in February 2008, the FASB announced it will defer for one year the effective date of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also decided to amend SFAS 157 to add a scope exception for leasing transactions subject to SFAS 13 Accounting for Leases from its application. The company adopted SFAS 157 effective January 1, 2008 and does not expect it will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The company adopted SFAS 159 effective January 1, 2008 and does not expect it will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted by the company in the first quarter of 2009. The company is currently evaluating the potential impact of the adoption of  SFAS 141R on its consolidated results of operations and  financial condition.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements–an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the company in the first quarter of 2009.  The company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL gAINS AND CHARgES

Special gains and charges were $19.7 million in 2007 and include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include one-time costs related to establishing the company’s European headquarters in Zurich, Switzerland and other non-recurring charges.  These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of Peter Cox Ltd. in the U.K. which were recorded in the fourth quarter of 2007.  For segment reporting purposes, these items have been included in the company’s corporate segment, which is consistent with the company’s internal management reporting.

4. RELATED PARTY TRANSACTIONS

Henkel KGaA (“Henkel”) beneficially owned 72.7 million shares, or approximately 29.4%, of the company’s outstanding common stock on December 31, 2007. Under a stockholders’ agreement between the company and Henkel, Henkel is permitted ownership in the company of up to 35% of the company’s outstanding common stock. Henkel is also entitled to proportionate representation on the company’s board of directors.

In 2007, 2006 and 2005, the company and its affiliates sold products and services in the aggregate amounts of $4.6 million, $5.7 million and $3.6 million, respectively, to Henkel or its affiliates, and purchased products and services in the amounts of $64.6 million, $66.0 million and $65.3 million, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm’s length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

BUSINESS ACQUISITIONS

Business acquisitions made by the company during 2007, 2006 and 2005 were as follows:

			ESTIMATED
			ANNUAL SALES
BUSINESS	DATE OF		PRE-ACQUISITION
ACQUIRED	ACQUISITION	SEGMENT	(MILLIONS)
			(UNAUDITED)
2007
Microtek	November	U.S. C&S	$ 150
Medical Holdings, Inc.		International
		(Healthcare)

Eagle Environmental	June	International	4
Systems		(Asia Pacific)

Fuma Pest	May	International	2
		(Asia Pacific)

Green Harbour	March	International	4
		(Asia Pacific)

Apprise	February	U.S. C&S	1
Technologies, Inc.		(Institutional)

Wotek	January	International	3
		(EMEA)

2006

DuChem Industries, Inc.	September	U.S. C&S	10
		(Food &
		Beverage)

Powles Hunt & Sons	September	International	5
International Ltd.		(EMEA)

Shield	June	International	19
Medicare Ltd.		(EMEA)

2005

Kilco Chemicals Ltd.	April	International	5
		(EMEA)

YSC Chemical Company	February	International	3
		(Asia Pacific)

Associated	January	U.S. C&S	16
Chemicals &		(Water Care)
Services, Inc.
(Aka Midland
Research)

In November 2007, the company acquired Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities. Microtek’s specialized product lines include infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. The total purchase price was approximately $277 million, net of cash acquired.

In September 2007, the company made a minority investment in Site Controls, LLC, a leading provider of energy management and business intelligence solutions.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company’s consolidated financial statements; therefore pro forma financial information is not presented.

The total cash consideration paid by the company for acquisitions and investments has been reduced for any cash or cash equivalents acquired with the acquisitions. Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions made were as follows:

MILLIONS	2007	2006	2005

Net tangible assets acquired (liabilities assumed)	$ 61	$ (6)	$ –
Identifiable intangible assets	118	28	8
Goodwill	150	44	19
Purchase price	$ 329	$ 66	$ 27

The allocation of purchase price includes preliminary allocations and adjustments to prior period allocations, if any.

The changes in the carrying amount of goodwill for each of the company’s reportable segments for the years ended December 31, 2007 and 2006 are as follows:

	U.S.	U.S.
	CLEANING &	OTHER	TOTAL
MILLIONS	SANITIZING	SERVICES	U.S.	INTERNATIONAL	CONSOLIDATED
Balance
December 31,
2005	$ 189.7	$ 49.5	$ 239.2	$ 697.8	$ 937.0

Goodwill
acquired
during year*	7.3	1.0	8.3	35.7	44.0

Goodwill
allocated
to business
dispositions				(0.4)	(0.4)

Foreign
currency
translation				55.3	55.3

Balance
December 31,
2006	197.0	50.5	247.5	788.4	1,035.9

Goodwill
acquired
during year*	121.7		121.7	28.2	149.9

Goodwill
allocated
to business
dispositions				(2.9)	(2.9)

Foreign
currency
translation				96.3	96.3

Balance
December 31,
2007	$ 318.7	$ 50.5	$ 369.2	$ 910.0	$ 1,279.2

*  For 2007 and 2006, goodwill related to businesses acquired of $18.6 million and $7.7 million, respectively, is expected to be tax deductible. Goodwill acquired in 2007 and 2006 also includes adjustments to prior year acquisitions including earnout payments.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. Ecovation is growing rapidly: 2007 sales were approximately $50 million, having grown tenfold since 2005. The company paid $210 million for Ecovation but intend to sell approximately $40 million of acquired long-term lease receivables. Ecovation will become part of the company’s U.S. Cleaning & Sanitzing operations during the first quarter of 2008.

BUSINESS DISPOSITIONS

In the fourth quarter of 2007, the company completed the sale of Peter Cox Ltd., a leading United Kingdom provider of damp proofing, water proofing, timber preservation and wall stabilization for residential, commercial and public properties. The company acquired Peter Cox Ltd. in connection with the company’s 2002 purchase of the Terminix Pest Control business in the United Kingdom.  Sales of the Peter Cox business were approximately $32 million in 2006 and were included in the company’s International reportable segment. The company recognized a tax-free gain on the sale of $4.7 million in the fourth quarter of 2007.

In December 2007, the company sold a minority investment located in the U.S. and realized a gain of $6.3 million ($4.8 million after tax).

The company had no significant business dispositions in 2006 or 2005.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2007	2006
Accounts Receivable, Net
Accounts receivable	$ 1,016.7	$ 905.2
Allowance for doubtful accounts	(42.7)	(37.6)
Total	$ 974.0	$ 867.6

Inventories
Finished goods	$ 241.9	$ 199.5
Raw materials and parts	224.9	180.6
Excess of fifo cost over lifo cost	(16.0)	(15.2)
Total	$ 450.8	$ 364.9

Property, Plant and Equipment, Net
Land	$ 30.7	$ 30.9
Buildings and leaseholds	331.9	306.8
Machinery and equipment	683.7	630.8
Merchandising equipment	1,330.1	1,204.7
Capitalized software	129.0	72.9
Construction in progress	113.0	72.1
	2,618.4	2,318.2
Accumulated depreciation	(1,535.0)	(1,366.6)
Total	$ 1,083.4	$ 951.6

Other Intangible Assets, Net
Cost
Customer relationships	$ 291.6	$ 217.4
Intellectual property	52.2	45.6
Trademarks	102.5	73.2
Other intangibles	45.8	11.6
	492.1	347.8
Accumulated amortization
Customer relationships	(108.5)	(80.2)
Intellectual property	(20.0)	(17.2)
Trademarks	(29.1)	(23.5)
Other intangibles	(5.6)	(3.1)
Total	$ 328.9	$ 223.8

Other Assets
Deferred income taxes	$ 137.6	$ 176.2
Pension	23.2	37.6
Sole supply fees	56.3	67.4
Other	96.9	73.3
Total	$ 314.0	$ 354.5

Short-Term Debt
Notes payable	$ 400.3	$ 109.1
Long-term debt, current maturities	3.2	399.9
Total	$ 403.5	$ 509.0

Other Current Liabilities
Discounts and rebates	$ 223.7	$ 190.4
Dividends payable	32.1	28.9
Other	207.4	173.2
Total	$ 463.2	$ 392.5

Long-Term Debt
4.355% series A senior notes, due 2013	$ 182.9	$ 165.1
4.585% series B senior notes, due 2016	256.1	231.1
6.875% notes, due 2011	149.6	149.4
5.375% euronotes, due 2007	—	397.4
Other	14.5	14.0
	603.1	957.0
Long-term debt, current maturities	(3.2)	(399.9)
Total	$ 599.9	$ 557.1

Other Liabilities
Deferred income taxes	$ 86.1	$ 92.5
Income taxes payable - noncurrent	57.3	66.2
Other	107.0	100.4
Total	$ 250.4	$ 259.1

Accumulated Other Comprehensive Income
Unrealized loss on derivative financial instruments	$ (5.4)	$ (3.1)
Pension and postretirement benefits	(162.7)	(195.8)
Cumulative translation	231.2	102.4
Total	$ 63.1	$ (96.5)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. This agreement was increased from $450 million to $600 million and the term was extended from June 1, 2011 to June 1, 2012 during 2007. The company may borrow varying amounts in different currencies from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2007 and 2006.

The multicurrency credit agreement supports the $600 million U.S. commercial paper program and its $200 million European commercial paper program. The U.S. commercial paper program was increased during 2007 from $450 million to $600 million.  The company had $344.8 million in outstanding U.S. commercial paper at December 31, 2007, with an average annual interest rate of 4.5%. The company had $30.3 million in outstanding U.S. commercial paper at December 31, 2006, with an average annual interest rate of 5.3%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2007 or 2006. Both programs were rated A-1 by Standard & Poor’s and P-1 by Moody’s as of December 31, 2007.

In December 2006, the company issued and sold in a private placement euro 300 million ($439 million as of December 31, 2007) aggregate principal amount of the company’s senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million 5.375% euronotes which became due in February 2007.

As of December 31, the weighted-average interest rate on notes payable was 4.1% in 2007, 6.0% in 2006.

As of December 31, 2007, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2008	$ 3
2009	3
2010	2
2011	151
2012	1

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% for the principal outstanding plus accrued interest. In the event of a  default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

7. INTEREST

MILLIONS	2007	2006	2005

Interest expense	$ 58.9	$ 51.3	$ 49.8
Interest income	(7.9)	(6.9)	(5.6)
Total interest expense, net	$ 51.0	$ 44.4	$ 44.2

Total cash paid for interest was $75.5 million in 2007, $50.6 million in 2006 and $49.4 million in 2005.

8. FINANCIAL INSTRUMENTS

FOREIgN CURRENCY FORwARD CONTRACTS

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of foreign currency exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company’s primarily in euros. The company had foreign currency forward exchange contracts with notional values that totaled approximately $366 million at December 31, 2007 and $375 million at December 31, 2006. These contracts generally expire within one year. The gains and losses related to these contracts are included as a component of other comprehensive income until the hedgedsenior notes two item is reflected in earnings. As of December 31, 2007, other comprehensive income includes a cumulative loss of $5.4 million related to these contracts.

INTEREST RATE SwAP AgREEMENTS

The company enters into interest rate swap agreements to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

In May 2006, the company entered into two forward starting interest rate swap agreements in connection with the senior note private placement offering that converted euro 250 million (euro 125 million due December 2013 and euro 125 million due December 2016) of the private placement funding from a variable interest rate to a fixed interest rate. The interest rate swap agreements were designated as, and effective as a cash flow hedge of the private placement offering. In June 2006 the company closed the swap agreements. The decline in fair value of $2.1 million, net of tax, was recorded in other comprehensive income and is recognized in earnings as part of interest expense as the forecasted  transactions occur.

NET INVESTMENT HEDgES

The company designates all euro 300 million senior notes as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Prior to repayment in 2007, the company had also previously designated its euro 300 million euronotes as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses that are designated and effective as hedges of the company’s net investments have been included as a component of the cumulative translation account within accumulated other comprehensive income (loss). Total transaction gains and losses charged to this shareholders’ million and $44.8 million in 2007 and 2006, respectively, and a gain of $45.7 million in 2005.

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

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

DECEMBER 31 (MILLIONS)	2007	2006

Carrying amount
Cash and cash equivalents	$ 137.4	$ 484.0
Accounts receivable, net	974.0	867.6
Notes payable	55.5	78.9
Commercial paper	344.8	30.2
Long-term debt
(including current maturities)	603.1	957.0
Fair value
Long-term debt
(including current maturities)	$ 572.7	$ 967.0

The carrying amounts of cash equivalents, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2007, 2006 and 2005. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.4750 for 2007, $0.4150 for 2006 and $0.3625 for 2005.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated.

In February 2006, the company’s Board of Directors authorized the renewal of the company’s shareholder rights plan. Under the company’s renewed shareholder rights plan, one perferred stock purchase right is issued for each outstanding share of the company’s common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company’s board of directors declares a holder of 10% or more of the outstanding common stock to be an “adverse person” as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates at the time of the renewal of the rights plan, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an “adverse person.” The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 8,214,400 shares, 6,875,400 shares, and 5,974,300 shares of its common stock in 2007, 2006 and 2005, respectively, through open and private market purchases. The company also reacquired 349,699 shares, 128,544 shares, and 337,947 shares of its common stock in 2007, 2006 and 2005, respectively, related to the exercise of stock options and the vesting of stock awards. In October 2006, the company’s Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock options and incentives and for general corporate purposes. As of December 31, 2007, 4,711,600 shares remained to be purchased under the company’s to repurchase all shares under this authorization, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. The company expects to repurchase at least enough shares during 2008 to offset the dilutive effect of stock options, based on estimates of stock option exercises for 2008. Cash proceeds from the exercises as  well as the tax benefits will provide a portion of the funding for  this repurchase activity.

10. STOCk INCENTIVE AND OPTION PLANS

The company’s stock incentive and option plans provide for grants of stock options, stock awards and other incentives. Common shares available for grant as of December 31 were 9,110,757 for 2007, 11,689,435 for 2006 and 12,748,989 for 2005. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

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

A summary of stock option activity and average exercise prices  is as follows:

SHARES	2007	2006	2005

Granted	3,083,536	2,669,223	3,862,966
Exercised	(4,084,837)	(4,215,387)	(2,878,612)
Canceled	(163,033)	(368,984)	(148,568)

December 31:
Outstanding	20,488,809	21,653,143	23,568,291
Exercisable	15,106,637	15,804,403	16,461,958

AVERAGE PRICE
PER SHARE	2007	2006	2005

Granted	$ 48.82	$ 44.93	$ 33.93
Exercised	24.60	21.57	17.27
Canceled	37.37	33.36	29.03

December 31:
Outstanding	33.57	29.74	26.61
Exercisable	29.47	26.36	23.87

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2007, 2006 and 2005 was $85.6 million, $80.2 million and $45.3 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2007, is as follows:

 OPTIONS OUTSTANDING

		WEIGHTED-	WEIGHTED-
RANGE OF		AVERAGE	AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	OUTSTANDING	CONTRACTUAL LIFE	PRICE
$14.78-19.92	2,454,635	3.1 years	$19.00
20.00-24.90	2,713,268	4.8 years	24.07
25.21-29.82	3,047,176	6.0 years	27.48
30.58-34.26	3,707,961	7.8 years	33.85
34.50-37.91	2,965,979	7.0 years	34.61
42.08-45.24	2,824,898	9.0 years	44.99
45.52-51.52	2,774,892	9.9 years	49.47
	20,488,809

 OPTIONS EXERCISABLE

		WEIGHTED-	WEIGHTED-
RANGE OF		AVERAGE	AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	EXERCISABLE	CONTRACTUAL LIFE	PRICE
$ 14.78-19.92	2,454,635	3.1 years	$19.00
20.00-24.90	2,713,268	4.8 years	24.07
25.21-29.82	3,047,176	6.0 years	27.48
30.58-34.26	2,682,326	7.8 years	33.78
34.50-37.91	2,942,441	7.0 years	34.59
42.08-45.24	1,142,199	9.0 years	44.80
45.52-51.52	124,592	9.8 years	50.47
	15,106,637

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $368.9 million and $334.0 million, respectively.

The lattice (binomial) option-pricing model was used to estimate the fair value of options at grant date beginning upon adoption of SFAS 123R in the fourth quarter of 2005. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted in 2007, 2006 and 2005, and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2007	2006	2005
Weighted-average grant-date fair value of options granted at market prices	$12.63	$12.92	$ 9.35
Assumptions
Risk-free rate of return	3.6%	4.5%	4.4%
Expected life	6 years	6 years	6 years
Expected volatility	24.2%	24.4%	24.3%
Expected dividend yield	1.0%	1.0%	1.2%

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

The expense associated with shares of restricted stock issued under the company’s stock incentive plans is based on the market price of the company’s stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. The company granted 46,510 shares in 2007, 14,845 shares in 2006 and 11,479 shares in 2005 under its restricted  stock award program.

A summary of non-vested stock option and stock award activity  is as follows:

 NON-VESTED STOCK OPTIONS AND STOCK AWARDS

		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE
		FAIR VALUE		FAIR VALUE
	STOCK	AT GRANT	STOCK	AT GRANT
	OPTIONS	DATE	AWARDS	DATE
December 31, 2006	5,848,740	$ 11.13	24,670	$ 39.25
Granted	3,083,536	12.63	46,510	45.65
Vested/Earned	(3,387,189)	10.50	(3,000)	42.25
Cancelled	(162,915)	10.61	-	-
December 31, 2007	5,382,172	$ 12.40	68,180	$ 43.95

Total compensation expense related to share-based compensation plans was $37.9 million, ($24.2 million net of tax benefit), $36.3 million, ($23.1 million net of tax benefit) and $39.1 million, ($24.7 million net of tax benefit) for 2007, 2006 and 2005, respectively.

As of December 31, 2007, there was $55.4 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our plans. That cost is expected to be recognized over a weighted-average period of 2.0 years. Total cash received from the exercise of share-based instruments in 2007 was $96.7 million.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a policy of repurchasing shares on the open market to offset the dilutive effect of stock options, as discussed in Note 9.

11. INCOME TAXES

Effective January 1, 2007, the company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the company recognized a $5.1 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the  January 1, 2007 balance of retained earnings.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2001. During 2004, the Internal Revenue Service (IRS) completed its field examination of the company’s U.S. income tax returns for 1999 through 2001. During the second quarter of 2007, the IRS completed its field examination of the company’s U.S. income tax returns for 2002 through 2004. It is reasonably possible for specific open positions within these examinations to be settled in the next 12 months. The IRS is currently examining the 2005 and 2006 tax years and is expected to complete its field examination in 2009. The company believes these events could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $43 million during the next 12 months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to the annual effective tax rate. The occurrence of these events and/or other events not included above within the next 12 months could change depending on a variety of factors and result in amounts different from above.

During the second quarter of 2007, specific tax positions relating to the company’s U.S. income tax returns for 2002 through 2004 were settled and a partial settlement payment was made to the IRS in the third quarter of 2007. In the fourth quarter of 2007 the company received final audit settlement for tax years 1999 through 2002 in Germany.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

MILLIONS
Balance at January 1, 2007	$ 98.3
Additions based on tax positions related
to the current year	14.9
Additions for tax positions of prior years	7.5
Reductions for tax positions of prior years	(11.9)
Reductions for tax positions due to statute of limitations	(1.2)
Settlements	(11.4)
Exchange	2.4
Balance at December 31, 2007	$ 98.6

Included in the balance at January 1, 2007 and December 31, 2007 are $45 million of tax positions that would not affect the annual effective tax rate.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company’s provision for income taxes which is consistent with past practice. During the year ended December 31, 2007 the company accrued approximately  $4 million in interest. The company had approximately $7 million for the payment of interest and penalties accrued at  December 31, 2007 and 2006, respectively.

Income before income taxes consisted of:

MILLIONS	2007	2006	2005
Domestic	$ 344.2	$ 321.1	$ 278.8
Foreign	272.1	246.1	219.4
Total	$ 616.3	$ 567.2	$ 498.2

The provision for income taxes consisted of:

MILLIONS	2007	2006	2005
Federal and state	$ 129.3	$ 143.6	$ 121.4
Foreign	57.3	73.8	70.3
Total currently payable	186.6	217.4	191.7

Federal and state	(2.6)	(15.8)	(8.9)
Foreign	5.1	(3.0)	(4.1)
Total deferred	2.5	(18.8)	(13.0)
Provision for income taxes	$ 189.1	$ 198.6	$ 178.7

As of December 31, 2007, the company has federal net operating loss carryforwards, acquired with the Microtek acquisition, of approximately $60 million, which will be available to offset future taxable income.  If not used, these carryforwards will expire between 2012 and 2027.  The company also has various state net operating loss carryforwards, acquired with the Microtek acquisition, that expire from 2008 to 2027. The company has recorded a valuation allowance on the state net operating loss carryforwards because it is more likely than not that they  will not be utilized.

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2007	2006
Deferred tax assets
Other accrued liabilities	$ 70.3	$ 57.0
Loss carryforwards	33.9	6.3
Share-based compensation	49.5	47.2
Postretirement healthcare
and pension benefits	3.9
Other comprehensive income	127.5	163.1
Other, net	26.9	36.5
Valuation allowance	(4.1)	(0.4)
Total	307.9	309.7
Deferred tax liabilities
Postretirement health care
and pension benefits		7.8
Property, plant and
equipment basis differences	39.6	37.8
Intangible assets	128.0	95.5
Other, net	6.0	3.5
Total	173.6	144.6
Net deferred tax assets	$ 134.3	$ 165.1

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2007	2006	2005
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net
of federal benefit	2.1	2.3	2.3
Foreign operations	(3.2)	(1.8)	(2.0)
Germany and United Kingdom
tax rate changes	(1.4)
Audit settlements/refunds	(1.6)
Reinvested earnings in
U.S. under the American
Jobs Creation Act			0.6
Other, net	(0.2)	(0.5)
Effective income tax rate	30.7%	35.0%	35.9%

Cash paid for income taxes was approximately $161 million in 2007, $182 million in 2006 and $165 million in 2005.

As of December 31, 2007, the company had undistributed earnings of international affiliates of approximately $696 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under the guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in SFAS 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction is reported in the period in which the deduction is claimed on the company’s tax return. The company recorded a modest benefit in both 2006 and 2005 from this deduction. The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of 2005 the company approved a plan for the reinvestment of foreign earnings in the U.S. pursuant to the provisions of the Act. The company repatriated $223 million of foreign earnings into the U.S. As a result of completing the repatriation, the company recorded tax expense of approximately $3.1 million, net of available foreign tax credits, in the fourth quarter of 2005.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and other equipment under operating leases. Rental expense under all operating leases was approximately $120 million in 2007, $104 million in 2006 and $97 million in 2005. As of December 31, 2007, future minimum payments under operating leases with noncancelable terms in excess of one year were:

 MILLIONS

2008	$ 53
2009	41
2010	29
2011	18
2012	13
Thereafter	22
Total	$ 176

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $54 million in 2008. These automobile leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. No estimated losses have been recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $82.6 million in 2007, $73.3 million in 2006 and $68.4 million in 2005.

14. COMMITMENTS AND CONTINGENCIES

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for healthcare claims incurred but not reported on an actuarial basis. Outside of North America, the company is fully insured for losses, subject to annual deductibles.

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include antitrust, patent infringement, wage hour lawsuits and possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities.

In accordance with SFAS 5, Accounting for Contingencies (“SFAS 5”) and related guidance, the company records liabilities where a contingent loss is probable and can be reasonably estimated.  If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

As previously disclosed, an arbitration decision in conjunction with a settlement was rendered on September 24, 2007 concerning two California class action lawsuits involving wage hour claims affecting former and current employees of the Division. If upheld, the company will pay approximately $27.4 million plus post-award interest in settlement of the cases. The company continues to evaluate potential challenges to the decision and the settlement. The company has fully accrued for this award as of December 31, 2007.

One other wage hour lawsuit has been certified for class action status. The company has completed an analysis and established an accrual for this claim in accordance with SFAS 5. The company believes that there is not a reasonably possible risk of material loss related to this lawsuit.

The company is also currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. The company’s reserve for environmental remediation costs was $4.0 million and $4.9 million at December 31, 2007 and 2006, respectively.  Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company’s consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company’s financial position. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the company’s financial position, results of operations and cash flows in the period in which any such effect is recorded.

15. RETIREMENT PLANS

PENSION AND POSTRETIREMENT HEALTH CARE
BENEFITS PLANS

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. noncontributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit  pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates. The information following includes all of the company’s U.S. and international defined benefit pension plans.

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

Effective December 31, 2006, the company prospectively adopted SFAS 158, Employers’ Accounting for Defined  Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). As a result of the adoption of SFAS 158, the company recorded a cumulative effect adjustment as a component of other comprehensive income within company’s disclosures reflect the revised accounting and disclosure requirements of SFAS 158.

The following table sets forth information related to the company’s plans:

	U.S.		INTERNATIONAL		U.S. POSTRETIREMENT
	PENSION (a)		PENSION		HEALTH CARE
MILLIONS	2007	2006	2007	2006	2007	2006
Change in Benefit Obligation
Projected benefit obligation, beginning of year	$ 833.8	$ 785.7	$ 477.9	$ 402.3	$ 169.4	$ 165.4
Service cost	43.2	40.6	20.3	18.9	2.6	3.1
Interest	47.5	43.6	22.4	19.0	9.6	9.0
Participant contributions			2.5	2.3	3.0	2.7
Medicare subsidies received					0.4
Curtailments and settlements			(2.3)
Plan amendments	0.2	1.2	0.1	(2.2)		0.1
Actuarial loss (gain)	(17.7)	(15.1)	(36.1)	8.4	(7.6)	1.2
Benefits paid	(24.3)	(22.2)	(19.6)	(19.6)	(12.5)	(12.2)
Foreign currency translation			40.8	48.8
Projected benefit obligation, end of year	$ 882.7	$ 833.8	$ 506.0	$ 477.9	$ 164.9	$ 169.3

Change in Plan Assets
Fair value of plan assets, beginning of year	$ 793.4	$ 679.2	$ 269.6	$ 220.1	$ 30.2	$ 25.2
Actual gains on plan assets	40.6	90.0	6.9	22.2	1.6	3.6
Company contributions	2.1	46.4	29.6	18.9	9.0	12.2
Participant contributions			2.5	2.3	1.3	1.4
Settlements			(0.1)	(0.3)
Benefits paid	(24.3)	(22.2)	(19.6)	(19.6)	(12.5)	(12.2)
Foreign currency translation			22.4	26.0
Fair value of plan assets, end of year	$ 811.8	$ 793.4	$ 311.3	$ 269.6	$ 29.6	$ 30.2
Funded status, end of year	$ (70.9)	$ (40.4)	$ (194.7)	$ (208.3)	$ (135.3)	$ (139.1)

The company’s balance sheet consists of:
Other assets		$ 13.6	$ 23.2	$ 24.0
Other current liabilities	$ (5.7)	(3.4)	(7.6)	(6.5)	$ (1.2)	$ (1.1)
Post retirement healthcare and pension benefits	(65.2)	(50.6)	(210.3)	(225.8)	(134.1)	(138.0)
Accumulated other comprehensive loss (pre-tax)	187.8	195.1	60.0	87.0	23.3	31.0
Total amount reflected on the balance sheet	$ 116.9	$ 154.7	$ (134.7)	$ (121.3)	$ (112.0)	$ (108.1)

Accumulated other comprehensive loss as of year-end consists of:
Unrecognized net actuarial loss	$ 183.4	$ 188.9	$ 60.5	$ 87.3	$ 36.3	$ 50.4
Unrecognized net prior service costs (benefits)	4.4	6.2	(0.5)	(0.3)	(13.0)	(19.4)
Tax benefit	(72.8)	(75.6)	(21.3)	(29.7)	(14.3)	(12.0)
Accumulated other comprehensive loss, net of tax	$ 115.0	$ 119.5	$ 38.7	$ 57.3	$ 9.0	$ 19.0

Change in accumulated other comprehensive loss:
Amortization of net actuarial loss	$ (13.0)		$ (5.7)		$ (7.4)
Amortization of prior service benefits (costs)	(2.0)		(0.3)		6.4
Current period net actuarial loss (gain)	7.5		(26.8)		(6.7)
Current period prior service cost	0.2		0.1
Tax expense (benefit)	2.8		11.7		(2.3)
Foreign currency translation			2.4
Other comprehensive loss (income)	$ (4.5)		$ (18.6)		$ (10.0)

Accumulated Benefit Obligation, end of year	$ 718.2	$ 687.7	$ 465.1	$ 432.4	$ 164.9	$ 169.4

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive income expected to be reclassified to net period cost during 2008 are as follows:

	U.S.	INTERNATIONAL	U.S. POSTRETIREMENT
MILLIONS	PENSION (a)	PENSION	HEALTH CARE
Net actuarial losses	$9.0	$1.1	$4.7
Net prior service costs/(benefits)	1.2	0.2	(6.4)
Total	$10.2	$1.3	$(1.7)

(a) Includes qualified and non-qualified plans.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those U.S. nonqualified plans and international plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2007	2006

Aggregate projected benefit obligation	$356.9	$414.7
Accumulated benefit obligation	322.8	364.0
Fair value of plan assets	95.7	138.5

These plans relate to various international subsidiaries and the U.S. nonqualified plans and are funded consistent with local practices and requirements. As of December 31, 2007, there were approximately $24 million of future postretirement benefits covered by insurance contracts.

PLAN ASSETS

UNITED STATES

The company’s plan asset allocations for its U.S. defined benefit pension and postretirement health care benefits plans at December 31, 2007 and 2006 and target allocation for 2008 are as follows:

	2008
	TARGET	PERCENTAGE
	ASSET	OF PLAN ASSETS
ASSET	ALLOCATION
CATEGORY	PERCENTAGE	2007	2006
Large cap equity	43%	42%	43%
Small cap equity	12	11	12
International equity	15	15	16
Fixed income	25	26	24
Real estate	5	6	5
Total	100%	100%	100%

The company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The pension plan demographic characteristics generally reflect a younger plan population relative to an average pension plan. Therefore, the asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company’s U.S. investment policies prohibit investing in letter stock, warrants and options, and engaging in short sales, margin transactions, private placements, or other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation, circumventing the investment guidelines or taking risks that are inconsistent with the fund’s guidelines.

INTERNATIONAL

The company’s plan asset allocations for its international defined benefit pension plans at December 31, 2007 and 2006 are as follows:

	PERCENTAGE
	OF PLAN ASSETS
ASSET
CATEGORY	2007	2006
Equity securities	42%	40%
Fixed income	40	46
Real estate	3	5
Other	15	9
Total	100%	100%

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no target asset allocation for 2008 is presented. The funds are invested in a variety of stocks, fixed income and real estate investments and in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return.

NET PERIODIC BENEFIT COSTS

Pension and postretirement health care benefits expense for the company’s operations was:

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

MILLIONS	2007	2006	2005	2007	2006	2005	2007	2006	2005

Service cost – employee benefits earned during the year	$43.2	$40.6	$40.6	$20.3	$18.9	$15.0	$2.6	$3.1	$3.1
Interest cost on benefit obligation	47.5	43.6	40.2	22.4	19.0	18.3	9.6	9.0	8.9
Expected return on plan assets	(65.8)	(62.1)	(53.1)	(16.1)	(13.1)	(11.8)	(2.5)	(2.5)	(1.8)
Recognition of net actuarial loss	13.0	16.6	11.2	3.2	3.1	1.6	7.3	8.3	5.7
Amortization of prior service cost (benefit)	2.0	2.0	1.9	0.2		0.2	(6.4)	(6.4)	(5.7)
Amortization of net transition obligation (asset)			(0.7)			0.3
Curtailment loss (gain)				0.4	(0.2)
Total expense	$39.9	$40.7	$40.1	$30.4	$27.7	$23.6	$10.6	$11.5	$10.2

(a) Includes qualified and non-qualified plans

PLAN ASSUMPTIONS

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Weighted-average actuarial assumptions used to determine benefit obligations as of December 31:
Discount rate	5.99%	5.79%	5.57%	5.34%	4.65%	4.54%	5.99%	5.79%	5.57%
Projected salary increase	4.32	4.32	4.30	3.25	3.27	3.15
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	5.79	5.57	5.75	4.64	4.56	5.18	5.79	5.57	5.75
Expected return on plan assets	8.75	8.75	8.75	5.87	5.80	5.68	8.75%	8.75%	8.75%
Projected salary increase	4.32%	4.30%	4.30%	3.32%	3.21%	3.12%

(a) Includes qualified and non-qualified plans

The expected long-term rate of return is generally based on the pension plan’s asset mix.  Assumptions of returns are based on historical long-term returns on asset categories, expectations  for inflation, and estimates of the impact of active management of the assets.

For postretirement benefit measurement purposes as of December 31, 2007, 9% (for pre-age 65 retirees) and 10% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed. The rates were assumed to decrease by 1% each year until they reach 5% in 2012 for pre-age 65 retirees and 5% in 2013 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1–PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE

Effect on total of service and interest cost components	$ 0.5	$ (0.5)
Effect on postretirement benefit obligation	8.2	(7.4)

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

Additionally, in December 2004 the company amended the Supplemental Executive Retirement Plan (“SERP”) and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for “grandfathered” status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service issued final regulations with respect to the provisions of the Act in April 2007 and final amendments to comply with the Act are required by the end of 2008. The company currently intends to rescind the freeze, based on the issued regulations to ensure compliance for post-2004 benefit accruals.

CASH FLOWS

As of year-end 2007, the company’s estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE
		SUBSIDY
MILLIONS	ALL PLANS	RECEIPTS

2008	$ 64	$ 1
2009	66	1
2010	68	1
2011	73	1
2012	83	2
2013-2017	494	11

The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is not required to make any contributions to the U.S. pension and postretirement health care benefit plans in 2008 and has not yet determined if it will do so. The company estimates contributions to be made to the international plans will approximate $20 million to $30 million in 2008.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

SAVINGS PLAN AND ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company’s matching contributions are invested in Ecolab common stock and are 100% vested immediately. Effective January 1, 2006, the plan was amended to allow employees to immediately re-allocate company matching contributions in Ecolab common stock to other investment funds within the plan. The company’s contributions amounted to $20.3 million in 2007, $18.9 million in 2006 and  $17.4 million in 2005.

16. OPERATING SEGMENTS

The company’s thirteen operating segments have been aggregated into three reportable segments.

The “U.S. Cleaning & Sanitizing” reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare, Vehicle Care and Water Care Services operating segments.  These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The “U.S. Other Services” reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments. These two operating segments are primarily fee for service businesses. Since the primary focus of these segments is service, they have not been combined with the company’s “U.S. Cleaning & Sanitizing” reportable segment. These operating segments are combined and disclosed as an “all other” category in accordance with SFAS 131. Total service revenue for this segment was $371 million, $334 million and $300 million for 2007, 2006 and 2005, respectively.

The company’s “International” reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was  $193 million, $175 million and $168 million for 2007, 2006 and 2005, respectively.

Information on the types of products and services of each of the company’s operating segments is included in item 1(c) Narrative Description of Business of our Form 10-K for the year ended December 31, 2007.

The company evaluates the performance of its International operations based on fixed management currency exchange rates. The difference between the fixed management currency exchange rates and the actual currency exchange rates is reported as “foreign currency translation” in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of these notes to consolidated financial statements. The profitability of the company’s management based on operating income.

Financial information for each of the company’s reportable segments is as follows:

	U.S.	U.S.			FOREIGN
	CLEANING &	OTHER	TOTAL		CURRENCY
MILLIONS	SANITIZING	SERVICES	U.S.	INTERNATIONAL	TRANSLATION	CORPORATE	CONSOLIDATED

NET SALES
2007	$ 2,351.4	$ 449.9	$ 2,801.3	$ 2,521.8	$ 146.5		$ 5,469.6
2006	2,152.3	410.5	2,562.8	2,372.3	(39.3)		4,895.8
2005	1,952.2	375.2	2,327.4	2,244.6	(37.2)		4,534.8

OPERATING INCOME (LOSS)
2007	394.0	40.7	434.7	253.0	20.0	$ (40.4)	667.3
2006	329.2	38.9	368.1	247.0	(3.5)		611.6
2005	280.0	36.0	316.0	230.5	(4.1)		542.4

DEPRECIATION & AMORTIZATION
2007	153.4	6.1	159.5	123.0	9.4		291.9
2006	139.7	6.4	146.1	121.6	0.9		268.6
2005	130.3	5.5	135.8	117.1	4.0		256.9

TOTAL ASSETS
2007	1,652.4	197.6	1,850.0	2,416.6	279.2	177.0	4,722.8
2006	1,301.9	175.0	1,476.9	2,341.4	67.6	533.5	4,419.4

CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)
2007	216.5	11.8	228.3	127.8	5.4		361.5
2006	188.4	14.7	203.1	120.1	(2.2)		321.0
2005	159.2	7.2	166.4	115.0	(1.7)		279.7

Consistent with the company’s internal management reporting, corporate operating income (loss) for 2007 includes $19.7 million of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company’s business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 22%, 21% and 21% of consolidated net sales in 2007, 2006 and 2005, respectively. Sales of laundry products were approximately 10%, 10% and 11% of consolidated net sales in 2007, 2006 and 2005, respectively.

Property, plant and equipment, net, of the company’s U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	2007	2006

United States	$ 685.6	$ 599.2
International	358.6	344.7
Effect of foreign currency translation	39.2	7.7
Consolidated	$ 1,083.4	$ 951.6

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST	SECOND	THIRD	FOURTH
MILLIONS, EXCEPT PER SHARE	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2007
Net sales
United States Cleaning & Sanitizing	$568.2	$589.3	$604.5	$589.4	$2,351.4
United States Other Services	102.1	113.7	119.3	114.8	449.9
International	573.3	633.2	650.5	664.8	2,521.8
Effect of foreign currency translation	10.6	26.2	38.9	70.8	146.5
Total	1,254.2	1,362.4	1,413.2	1,439.8	5,469.6
Cost of sales	615.7	669.5	690.1	716.4	2,691.7
Selling, general and administrative expenses	490.1	519.9	523.7	557.2	2,090.9
Special charges	-	-	27.8	(8.1)	19.7
Operating income
United States Cleaning & Sanitizing	99.2	99.8	111.5	83.5	394.0
United States Other Services	9.3	11.0	12.9	7.5	40.7
International	41.6	63.3	75.6	72.5	253.0
Corporate	(2.2)	(4.3)	(34.2)	0.3	(40.4)
Effect of foreign currency translation	0.5	3.2	5.8	10.5	20.0
Total	148.4	173.0	171.6	174.3	667.3
Interest expense, net	11.7	13.4	12.8	13.1	51.0
Income before income taxes	136.7	159.6	158.8	161.2	616.3
Provision for income taxes	47.2	49.3	44.8	47.8	189.1
Net income	$89.5	$110.3	$114.0	$113.4	$427.2
Net income per common share
Basic	$0.36	$0.45	$0.46	$0.46	$1.73
Diluted	$0.35	$0.44	$0.46	$0.45	$1.70
Weighted-average common shares outstanding
Basic	249.7	246.0	245.2	246.3	246.8
Diluted	254.5	250.7	249.7	251.3	251.8

2006
Net sales
United States Cleaning & Sanitizing	$513.5	$544.4	$561.7	$532.7	$2,152.3
United States Other Services	93.2	105.0	108.3	104.0	410.5
International	535.3	589.3	612.6	635.1	2,372.3
Effect of foreign currency translation	(21.9)	(12.8)	(3.8)	(0.8)	(39.3)
Total	1,120.1	1,225.9	1,278.8	1,271.0	4,895.8
Cost of sales	552.5	608.0	625.5	630.1	2,416.1
Selling, general and administrative expenses	436.2	464.7	471.9	495.3	1,868.1
Operating income
United States Cleaning & Sanitizing	79.5	86.1	99.0	64.6	329.2
United States Other Services	8.0	10.6	12.5	7.8	38.9
International	45.3	58.6	69.6	73.5	247.0
Effect of foreign currency translation	(1.4)	(2.1)	0.3	(0.3)	(3.5)
Total	131.4	153.2	181.4	145.6	611.6
Interest expense, net	10.3	11.0	11.3	11.8	44.4
Income before income taxes	121.1	142.2	170.1	133.8	567.2
Provision for income taxes	43.2	49.0	59.8	46.6	198.6
Net income	$77.9	$93.2	$110.3	$87.2	$368.6
Net income per common share
Basic	$0.31	$0.37	$0.44	$0.35	$1.46
Diluted	$0.30	$0.36	$0.43	$0.34	$1.43
Weighted-average common shares outstanding
Basic	253.5	252.2	251.6	251.3	252.1
Diluted	258.1	256.7	256.7	256.6	257.1

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

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company’s independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2007.

The company’s independent public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 as stated in their report which is included herein.

Douglas M. Baker, Jr.

Chairman of the Board, President and Chief Executive Officer

Steven L. Fritze

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 15 and Note 2 to the consolidated financial statements, Ecolab Inc. changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 and changed its method of accounting for uncertain income tax positions effective January 1, 2007.

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

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 22, 2008

SUMMARY OPERATING AND FINANCIAL DATA

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2007	2006	2005	2004
OPERATIONS
Net sales
United States	$2,801.3	$2,562.8	$2,327.4	$2,135.7
International (at average rates of currency exchange during the year)	2,668.3	2,333.0	2,207.4	2,049.3
Total	5,469.6	4,895.8	4,534.8	4,185.0
Cost of sales (including special charges (income) of $(0.1) in 2004, $(0.1) in 2003, $9.0 in 2002, $(0.6) in 2001 and $1.9 in 2000)	2,691.7	2,416.1	2,248.8	2,033.5
Selling, general and administrative expenses	2,090.9	1,868.1	1,743.6	1,657.1
Special gains and charges	19.7			4.5
Operating income	667.3	611.6	542.4	489.9
Gain on sale of equity investment
Interest expense, net	51.0	44.4	44.2	45.3
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	616.3	567.2	498.2	444.6
Provision for income taxes	189.1	198.6	178.7	161.9
Equity in earnings of Henkel-Ecolab
Income from continuing operations	427.2	368.6	319.5	282.7
Gain from discontinued operations
Changes in accounting principle
Net income, as reported	427.2	368.6	319.5	282.7
Adjustments
Adjusted net income	$427.2	$368.6	$319.5	$282.7
Income per common share, as reported
Basic - continuing operations	$1.73	$1.46	$1.25	$1.10
Basic - net income	1.73	1.46	1.25	1.10
Diluted - continuing operations	1.70	1.43	1.23	1.09
Diluted - net income	1.70	1.43	1.23	1.09
Adjusted income per common share
Basic - continuing operations	1.73	1.46	1.25	1.10
Basic - net income	1.73	1.46	1.25	1.10
Diluted - continuing operations	1.70	1.43	1.23	1.09
Diluted - net income	$1.70	$1.43	$1.23	$1.09
Weighted-average common shares outstanding - basic	246.8	252.1	255.7	257.6
Weighted-average common shares outstanding - diluted	251.8	257.1	260.1	260.4
SELECTED INCOME STATEMENT RATIOS
Gross profit	50.8%	50.7%	50.4%	51.4%
Selling, general and administrative expenses	38.2	38.2	38.4	39.6
Operating income	12.2	12.5	12.0	11.7
Income from continuing operations before income taxes	11.3	11.6	11.0	10.6
Income from continuing operations	7.8	7.5	7.0	6.8
Effective income tax rate	30.7%	35.0%	35.9%	36.4%
FINANCIAL POSITION
Current assets	$1,717.3	$1,853.6	$1,421.7	$1,279.1
Property, plant and equipment, net	1,083.4	951.6	868.0	867.0
Investment in Henkel-Ecolab
Goodwill, intangible and other assets	1,922.1	1,614.2	1,506.9	1,570.1
Total assets	$4,722.8	$4,419.4	$3,796.6	$3,716.2
Current liabilities	$1,518.3	$1,502.8	$1,119.4	$939.6
Long-term debt	599.9	557.1	519.4	645.5
Postretirement health care and pension benefits	418.5	420.2	302.0	270.9
Other liabilities	250.4	259.1	206.6	262.1
Shareholders’ equity	1,935.7	1,680.2	1,649.2	1,598.1
Total liabilities and shareholders’ equity	$4,722.8	$4,419.4	$3,796.6	$3,716.2
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$797.6	$627.6	$590.1	$570.9
Depreciation and amortization	291.9	268.6	256.9	247.0
Capital expenditures	306.5	287.9	268.8	275.9
Cash dividends declared per common share	$0.4750	$0.4150	$0.3625	$0.3275
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$1,003.4	$1,066.1	$746.3	$701.6
Total debt to capitalization	34.1%	38.8%	31.2%	30.5%
Book value per common share	$7.84	$6.69	$6.49	$6.21
Return on beginning equity	25.4%	22.4%	20.0%	21.4%
Dividends per share/diluted net income per common share	27.9%	29.0%	29.5%	30.0%
Net interest coverage	13.1	13.8	12.3	10.8
Year end market capitalization	$12,639.9	$11,360.4	$9,217.8	$9,047.5
Annual common stock price range	$52.78-37.01	$46.40-33.64	$37.15-30.68	$35.59-26.12
Number of employees	26,052	23,130	22,404	21,338

Property, plant and equipment amounts for the years 2005 through 1997 have been restated to include capital software which was previously classified in other assets. Results for 2004 through 1997 have been restated to reflect the effect of retroactive application of SFAS 123R, “Share-Based Payment”. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. Adjusted results for 1997 through 2001 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if SFAS 142 had been in effect since January 1, 1997. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003 and 1997. Return on beginning equity is net income divided by beginning shareholders’ equity.

2003	2002	2001	2000	1999	1998	1997

$2,014.8	$1,923.5	$1,821.9	$1,746.7	$1,605.4	$1,429.7	$1,251.5

1,747.0	1,480.1	498.8	484.0	444.4	431.4	364.5
3,761.8	3,403.6	2,320.7	2,230.7	2,049.8	1,861.1	1,616.0

1,846.6	1,688.7	1,121.1	1,056.9	963.9	875.1	745.4
1,459.8	1,304.3	898.2	864.1	804.4	730.2	655.7
0.4	37.0	0.8	(20.7)
455.0	373.6	300.6	330.4	281.5	255.8	214.9
11.1
45.3	43.9	28.4	24.6	22.7	21.7	12.7

420.8	329.7	272.2	305.8	258.8	234.1	202.2
160.2	131.3	110.5	124.4	106.4	99.3	83.9
		15.8	19.5	18.3	16.0	13.5
260.6	198.4	177.5	200.9	170.7	150.8	131.8
	1.9				38.0
	(4.0)		(2.5)
260.6	196.3	177.5	198.4	170.7	188.8	131.8
		18.5	17.8	16.6	14.9	11.2
$260.6	$196.3	$196.0	$216.2	$187.3	$203.7	$143.0

$1.00	$0.77	$0.70	$0.79	$0.66	$0.58	$0.51
1.00	0.76	0.70	0.78	0.66	0.73	0.51
0.99	0.76	0.68	0.76	0.63	0.56	0.49
0.99	0.75	0.68	0.75	0.63	0.70	0.49

1.00	0.77	0.77	0.86	0.72	0.64	0.55
1.00	0.76	0.77	0.85	0.72	0.79	0.55
0.99	0.76	0.75	0.83	0.70	0.62	0.53
$0.99	$0.75	$0.75	$0.82	$0.70	$0.76	$0.53

259.5	258.2	254.8	255.5	259.1	258.3	258.9

262.7	261.6	259.9	263.9	268.8	268.1	267.6

50.9%	50.4%	51.7%	52.6%	53.0%	53.0%	53.9%
38.8	38.3	38.7	38.7	39.2	39.2	40.6
12.1	11.0	13.0	14.8	13.7	13.7	13.3

11.2	9.7	11.7	13.7	12.6	12.6	12.5
6.9	5.8	7.7	9.0	8.3	8.1	8.2
38.1%	39.8%	40.6%	40.7%	41.1%	42.4%	41.5%

$1,150.3	$1,015.9	$929.6	$600.6	$577.3	$503.5	$509.5
769.1	716.1	668.4	512.6	454.4	423.9	400.5
			199.6	219.0	253.7	239.9
1,309.5	1,133.9	943.4	411.9	342.0	293.5	267.8
$3,228.9	$2,865.9	$2,541.4	$1,724.7	$1,592.7	$1,474.6	$1,417.7
$851.9	$853.8	$828.0	$532.0	$470.7	$399.8	$404.5
604.4	539.7	512.3	234.4	169.0	227.0	259.4
249.9	207.6	183.3	117.8	97.5	85.8	76.1
201.6	145.0	121.1	72.8	86.7	67.8	124.6
1,321.1	1,119.8	896.7	767.7	768.8	694.2	553.1
$3,228.9	$2,865.9	$2,541.4	$1,724.7	$1,592.7	$1,474.6	$1,417.7

$523.9	$412.7	$358.5	$309.8	$290.1	$233.7	$234.1
228.1	220.6	158.8	143.2	129.2	117.6	97.5
212.0	212.8	157.9	150.0	145.6	147.7	121.7
$0.2975	$0.2750	$0.2625	$0.2450	$0.2175	$0.1950	$0.1675

$674.6	$699.8	$745.7	$371.0	$281.1	$295.0	$308.3
33.8%	38.5%	45.4%	32.6%	26.8%	29.8%	35.8%
$5.13	$4.31	$3.51	$3.02	$2.97	$2.68	$2.14
23.3%	21.9%	23.1%	25.8%	24.6%	34.1%	25.3%

30.1%	36.7%	38.6%	32.7%	34.5%	27.9%	34.2%
10.0	8.5	10.6	13.4	12.4	11.8	17.0
$7,045.5	$6,432.0	$5,148.0	$5,492.1	$5,063.4	$4,685.5	$3,579.2
$27.92-23.08	$25.20-18.27	$22.10-14.25	$22.85-14.00	$22.22-15.85	$19.00-13.07	$14.00-9.07
20,826	20,417	19,326	14,250	12,870	12,007	10,210