Form 10-K, Exhibit 13
period 2009-12-31
ECOLAB INC
filed 2010-02-26
CIK 31462

Exhibit 13

FINANCIAL DISCUSSION

Executive Summary

This Financial Discussion should be read in conjunction with the information on Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found at the end of this Financial Discussion.

The global recession had a significant impact on our hospitality and foodservice markets and made 2009 one of the most challenging years in recent memory. Our customers’ need for our products and services were as critical as ever to keep their environments clean, safe, and healthy, but they also faced increased pressures due to softer demand and a turbulent economy. We responded with aggressive actions to serve our customers and to control our costs. We delivered innovative new products that provide outstanding results and enable customers to save labor, water and energy. We continued to add new accounts. We maintained appropriate pricing and took necessary actions to significantly reduce our operating costs. We continued to invest in systems to improve our operating efficiency. And through these actions, we delivered for our shareholders while building opportunity for the future. Our performance during these challenging times underscored the strength of our business, our people and our strategies.

Both 2009 and 2008 results of operations included significant special gains and charges, as well as discrete tax items which impact the year over year comparisons.

Financial Performance

Sales: Reported consolidated net sales decreased 4% in 2009 to $5.9 billion from $6.1 billion in 2008. Net sales were negatively impacted by unfavorable foreign currency exchange compared to the prior year. When measured in fixed rates of foreign currency exchange, net sales were flat to the prior year as we were able to offset a 3% decrease in volume with a 3% increase due to pricing.

Gross Margin: We experienced continued increases in our delivered product costs during the first half of 2009 but saw our delivered product costs decline on a year over year basis during the second half of 2009. For the full year, our delivered product costs increased moderately compared to the prior year. We were able to successfully offset the increase with pricing and cost-saving initiatives, which helped improve our gross margin in 2009 to 49.5% compared to 48.8% in 2008.

Operating Income: Operating income declined 4% in 2009 to $681 million compared to $713 million in 2008. Adjusted operating income, excluding the impact of special gains and charges, increased 3% in 2009. See Non-GAAP Financial Measures at the end of this Financial Discussion for further information.

Diluted Net Income Per Share: Reported diluted net income per share decreased 3% to $1.74 for 2009 compared to $1.80 per share in 2008. Special gains and charges and discrete tax items negatively impacted 2009 by $0.25 per share and 2008 by $0.06 per share. Adjusted diluted net income per share, excluding the impact of special gains and charges, and discrete tax items, increased 7% to $1.99 in 2009 compared to $1.86 in 2008. See Non-GAAP Financial Measures at the end of this Financial Discussion for further information.

Cash Flow: Cash flow from operating activities was $695 million in 2009, despite making voluntary contributions of $225 million to our U.S. pension plan of which $100 million was made in the fourth quarter. We continue to generate strong cash flow from operations, allowing us to make key investments in our business, pay down debt and provide returns to our shareholders through cash dividends and share repurchases.

Balance Sheet: Our balance sheet remained within the “A” categories of the major rating agencies during 2009 and exceeded our stated objective of having an investment grade balance sheet. Our strong balance sheet has allowed us to continue to have access to capital at attractive rates despite increased volatility in capital markets.

Return on Equity: In 2009 our return on beginning shareholders’ equity was 26.6%. This was the 18th consecutive year in which we achieved our long-term financial objective of at least 20% return on beginning shareholders’ equity.

Dividends: We increased our quarterly cash dividend 11% in December 2009 to an indicated annual rate of $0.62 per share for 2010. The increase represents our 18th consecutive annual dividend rate increase and the 73rd consecutive year we have paid cash dividends. We continued our record of consecutive annual cash dividend increases, reflecting our earnings performance, good cash flows and a solid balance sheet. Ecolab remains a strong company with a very strong future and our dividend increase reflects our equally strong commitment to improving shareholder returns.

Restructuring: In 2009 we made the difficult but necessary decision to complete a restructuring plan to streamline our operations and improve efficiency and effectiveness. The restructuring included a global workforce reduction and optimization of our supply chain including the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $73 million ($52 million after tax) or $0.22 per diluted share in 2009. These actions are expected to provide annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of $50 million realized in 2009.

EBS Update: We continued the rollout of Ecolab Business Solutions (EBS), an extensive multi-year project to implement a common set of business processes and systems across all of Europe.

Outlook

            We enter 2010 a stronger company, and we will continue to improve our operating efficiency and effectiveness, leveraging actions and investments made in 2009.

            We expect a limited economic recovery and continued challenges in our markets in 2010. Our customers, particularly in the U.S. and Europe, will face ongoing pressure as economic uncertainties persist.

            We will remain focused on sustainable long-term growth and returns for our shareholders.

            We will continue to focus on new account growth, better customer penetration and new innovative product sales.

            We will continue to make key investments in our business that will support our future growth opportunities.

            We intend to continue to make targeted acquisitions.

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

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $52 million and $44 million, as of December 31, 2009 and 2008, respectively. These amounts include our allowance for sales returns and credits of $10 million as of December 31, 2009 and $9 million as of December 31, 2008. Our bad debt expense as a percent of net sales was 0.4% in 2009 and 2008 and 0.3% in 2007. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

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

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans’ projected cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-

retirement obligations. The unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans decreased from $546 million to $533 million (before tax) as of December 31, 2008 and 2009, respectively, primarily due to higher than expected return on plan assets and amortization of existing unrecognized losses, partially offset by a decrease in our discount rate. In determining our U.S. pension and postretirement obligations for 2009, our discount rate decreased to 5.84% from 6.26% at year-end 2008 and our projected salary increase was unchanged at 4.32%. Our expected return on plan assets, used for determining 2009 and 2010 expense, was decreased to 8.50% from 8.75% in prior years to reflect lower expected long-term returns on plan assets.

The effect on 2010 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2009 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2010
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE

Discount rate	-0.25pts	$37.9	$5.0

Expected return on assets	-0.25pts	N/A	$2.7

	EFFECT ON U.S. POSTRETIREMENT
MILLIONS	HEALTH CARE BENEFITS PLAN
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2010
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE

Discount rate	-0.25pts	$4.6	$0.9

Expected return on assets	-0.25pts	N/A	$0.1

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

Share-Based Compensation

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to vest or be forfeited. Estimating vesting includes assessing the probability of meeting service and performance conditions. If actual vesting or forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our U.S. federal income tax returns through 2006. The U.S. income tax returns for the years 2007 and 2008 are currently under audit and the anticipated settlement is early 2011. It is reasonably possible for specific open positions within the 1999 through 2004 examinations, which are still open with the IRS, to be settled in the next twelve months. In addition, it is reasonably possible that we will settle an income tax audit for Germany covering the years 2003 through 2006 in the next twelve months. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

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

We test our goodwill for impairment on an annual basis during the second quarter for all reporting units. Our reporting units are our operating segments. If circumstances change significantly, we would test for impairment during interim periods between our annual tests. Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. Based on our testing, there has been no impairment of goodwill during the three years ending December 31, 2009.

RESULTS OF OPERATIONS

Net Sales

				PERCENT CHANGE

MILLIONS	2009	2008	2007	2009	2008

Net sales	$5,901	$6,138	$5,470	(4)%	12%

The components of the year-over-year net sales change are as follows:

	2009	2008

Volume	(3)%	3%
Price changes	3	3
Foreign currency exchange	(4)	3
Acquisitions and divestitures	-	3

Total net sales change	(4)%	12%

Gross Margin

	2009	2008	2007

Gross profit as a percent of net sales	49.5%	48.8%	50.8%

Our gross profit margin (“gross margin”) (defined as the difference between net sales less cost of sales divided by net sales) increase in 2009 over 2008 was driven by pricing and cost-saving initiatives, which more than offset lower sales volume and higher raw material costs. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Our gross margin decreased in 2008 compared to 2007. The decline was driven by higher delivered product costs, which more than offset the margin impact of sales leverage, pricing, and cost savings initiatives. Our gross margin was also negatively impacted by our Microtek and Ecovation acquisitions which, based on their business models, operate at lower gross margins than our historical business. In 2008 we experienced significant increases in our raw material costs compared to 2007.

Selling, General and Administrative Expenses

	2009	2008	2007

Selling, general & administrative expenses as a percent of net sales	36.8%	36.8%	38.2%

Selling, general and administrative expenses as a percentage of consolidated net sales was 36.8% for both 2009 and 2008. The savings from our recent restructuring, pricing leverage and well-managed spending were offset by investments and other cost increases. We continue to make key business investments that drive innovation and efficiency, through R&D and information technology.

Selling, general and administrative expenses as a percentage of sales decreased to 36.8% in 2008 from 38.2% in 2007. The decrease in the ratio reflected leverage from our sales volume and pricing growth, cost controls, reductions of variable compensation and the impact of acquisitions. This leverage more than offset investments in business systems and efficiency, R&D and information technology.

Special Gains and Charges

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2009	2008	2007

Cost of sales
Restructuring charges	$ 12.6	$ -	$ -
Special gains and charges
Restructuring charges	59.9	-	-
Business structure and optimization	2.8	25.6	2.0
Legal settlement	-	-	27.4
Business write-downs and closures	2.4	19.1	-
Gain on sale of plant	-	(24.0)	-
Gain on sale of businesses	-	(1.7)	(11.0)
Other items	2.0	6.9	1.3
Subtotal	67.1	25.9	19.7
Total	$79.7	$ 25.9	$ 19.7

In the first quarter of 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company’s global workforce by 950 positions or 4% and the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $72.5 million ($52.0 million after tax) or $0.22 per diluted share during 2009.

The restructuring was completed as of the end of 2009. These actions will provide annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of approximately $50 million realized in 2009. Further details related to the restructuring are included in Note 3.

2009 special gains and charges also included the write-down of our carrying value in a non-strategic business as well as costs to optimize our business structure.

Special gains and charges in 2008 included a charge of $19.1 million, recorded in the fourth quarter, for the write-down of investments in an energy management business and closure of two small non-strategic healthcare businesses as well as costs to optimize our business structure, including costs related to establishing our new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the United Kingdom (U.K.) recorded in the first quarter.

Special gains and charges in 2007 included a $27.4 million charge for an arbitration settlement recorded in the third quarter of 2007 as well as costs related to establishing our European headquarters and other charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K. which were both recorded in the fourth quarter of 2007.

For segment reporting purposes, special gains and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Operating Income

				PERCENT CHANGE

MILLIONS	2009	2008	2007	2009	2008

Reported GAAP operating income	$ 681.3	$ 712.8	$ 669.0	(4)%	7%

Adjustments:
Special gains and charges	79.7	25.9	19.7
Non-GAAP adjusted operating income	$ 761.0	$ 738.7	$ 688.7	3%	7%

Reported operating income declined in 2009 compared to 2008. The operating income decrease was impacted by the year over year comparison of special gains and charges and the unfavorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 3% in 2009. Excluding unfavorable currency exchange, adjusted operating income increased 8% in 2009 as increased pricing and cost savings efforts more than offset increased raw material and other costs during the year.

Operating income increased 7% in 2008 compared to 2007. Special gains and charges did not have a significant impact on operating income growth. Excluding the negative impact from acquisitions and divestitures and favorable impact of foreign currency exchange, operating income would have grown 5% in 2008. The increase in operating income was due to sales volume and pricing gains, improved cost efficiencies and reductions of variable compensation, which more than offset higher delivered product costs and investments in the business.

Interest Expense, Net

Net interest expense totaled $61 million, $62 million and $51 million in 2009, 2008 and 2007, respectively. The increase in our 2008 net interest expense compared to 2007 is due to higher debt levels, primarily to fund share repurchases and acquisitions.

Provision for Income Taxes

The following table provides a summary of our reported tax rate:

PERCENT	2009	2008	2007

Reported tax rate	32.5%	31.1%	30.6%
Tax rate impact of:
Special gains and charges	(0.6)	0.2	0.7
Discrete tax items	(0.2)	0.3	3.1
Non-GAAP adjusted effective tax rate	31.7%	31.6%	34.4%

Our reported tax rate includes discrete impacts from special gains and charges and discrete tax events. Our adjusted effective income tax rate in 2009 was comparable to 2008. The reduction in our adjusted effective income tax rate in 2008 from 2007 was primarily due to increased tax benefits from international operations, including global rate reductions.

The 2009 reported tax rate was impacted by $20.4 million of tax items including $21.5 million of net tax benefits on special gains and charges as well as $1.1 million of discrete tax net charges. Discrete tax items in 2009 included tax benefits of $3.4 million related to prior year reserve adjustments which were more than offset by $4.5 million of tax charges related to optimizing our business structure.

The 2008 reported tax rate was impacted by $11.0 million of tax items including $9.1 million of net tax benefits on special gains and charges as well as $1.9 million of discrete tax benefits. Discrete tax items in 2008 included $4.8 million of discrete tax benefits recorded in the first quarter due to enacted tax legislation and an international rate change. 2008 also included $2.1 million of discrete tax expense recorded in the third quarter related to recognizing adjustments from filing our 2007 U.S. federal income tax return and $0.8 million of discrete tax expense recorded in the fourth quarter.

The 2007 reported tax rate was impacted by $29.5 million of tax items including $10.2 million of net tax benefits on special gains and charges as well as $19.3 million of discrete tax benefits. Discrete tax benefits in 2007 included $5.4 million of discrete tax benefits recorded in the second quarter for tax audit settlements, $8.6 million of discrete tax benefits recorded in the third quarter for reductions in net deferred tax liabilities related to international tax rate changes and $5.3 million of tax benefits recorded in the fourth quarter primarily due to tax audit settlements.

Net Income Attributable to Ecolab

				PERCENT CHANGE

MILLIONS	2009	2008	2007	2009	2008

Reported GAAP net income	$417.3	$448.1	$427.2	(7)%	5%

Adjustments:
Special gains and charges	58.2	16.8	9.5
Discrete tax expense (benefit)	1.1	(1.9)	(19.3)
Non-GAAP adjusted net income	$476.6	$463.0	$417.4	3%	11%

Diluted Net Income Per Common Share (EPS)

				PERCENT CHANGE

DOLLARS	2009	2008	2007	2009	2008

Reported GAAP EPS	$1.74	$1.80	$1.70	(3)%	6%

Adjustments:
Special gains and charges	0.24	0.07	0.04
Discrete tax expense (benefit)	0.00	(0.01)	(0.08)
Non-GAAP adjusted EPS	$1.99	$1.86	$1.66	7%	12%

Note: Per share amounts do not necessarily sum due to rounding.

Net income attributable to Ecolab for 2009 decreased 7% to $417 million. On a per share basis, diluted net income per share decreased 3% to $1.74. Amounts for both 2009 and 2008 included special gains and charges and discrete tax items. Excluding these items from both years adjusted net income attributable to Ecolab increased 3% and adjusted diluted net income per share increased 7%. Currency translation had an unfavorable impact of approximately $25 million, net of tax, or $0.10 per share for 2009 compared to 2008.

Net income attributable to Ecolab increased 5% to $448 million in 2008 compared to $427 million in 2007. Diluted net income per share increased 6% to $1.80 per share in 2008, compared to $1.70 per share in 2007. Both years included special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 11% and adjusted diluted net income per share increased 12%. Our 2008 adjusted net income attributable to Ecolab growth was also favorably impacted by currency translation of approximately $13 million, net of tax, and a lower adjusted effective income tax rate compared to 2007.

Segment Performance

Our operating segments have been aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed foreign currency exchange rates used by management for 2009. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in “Effect of foreign currency translation” within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

				PERCENT CHANGE

MILLIONS	2009	2008	2007	2009	2008

Net sales
United States
Cleaning & Sanitizing	$2,663	$2,661	$2,351	0%	13%
Other Services	450	469	450	(4)	4
Total United States	3,113	3,130	2,801	(1)	12
International	2,675	2,651	2,492	1	6
Total	5,788	5,781	5,293	0	9
Effect of foreign currency translation	113	357	177
Consolidated	$5,901	$6,138	$5,470	(4)%	12%

Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Sales declined 3% in 2009 compared to 2008. New account gains, success with new products and appropriate pricing enabled us to outperform our markets in an unusually soft restaurant and lodging market environment. We continue to see strong results for our ApexTM solids warewashing line due to customer demand for energy and cost savings solutions. While our markets are expected to remain soft over the near term, we remain confident in their long-term potential, and that our investments in business development, innovation and productivity improvements will continue to deliver steady long-term growth.

Food & Beverage - Sales decreased 1% as good results for our core Food & Beverage business were offset by lower Ecovation sales. Excluding the impact of Ecovation, our core Food & Beverage business continued to perform well as sales rose 5%. Food & Beverage enjoyed good gains in the dairy, beverage and food markets as pricing, corporate account wins and new products offset soft results in agri and meat & poultry markets. Water care sales in 2009 were similar to results in 2008. Ecovation experienced a sales decline in 2009 as the sales comparison was negatively impacted by the timing of a large Ecovation project sale in the first quarter of 2008, with the remainder of the unfavorability driven by delays in design/build projects due to the overall economic climate which is causing customers to be reluctant to make capital investments.

Kay - Sales were strong in 2009 growing 9% compared to the prior year. Quick service restaurant sales experienced solid growth benefiting from new accounts, new product introductions and growth at existing customers. The food retail business showed strong results due to new account growth.

Healthcare - Sales increased 11% for 2009. Business acquisitions contributed 2% to the year over year sales growth. Continued solid growth from our infection barrier business and hand hygiene products led the results. Sales growth has also benefited from H1N1 related sales of hand sanitizers during 2009.

U.S. Other Services sales decreased 4% in 2009. Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Pest Elimination experienced a 1% sales decline in 2009 as weakness in full service restaurants and hospitality more than offset gains in the quick service restaurant and food & beverage plant markets. Both contract and non-contract services were lower. New account gains are being offset by customer cancellations as our customers focused on reducing their spending due to the soft economy.

GCS Service - Sales declined 11% in 2009 compared to the prior year. The difficult economic conditions and uncertainty in the foodservice market caused existing customers to delay repairs and maintenance, and prospective customers to delay the start of new programs. We also chose to exit some low-margin business during the year. Despite the challenging environment, our corporate account prospect pipeline remains healthy.

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. When measured in fixed currency rates, sales for our International operations increased 1% in 2009. When measured at public foreign currency rates, International sales decreased 7%. Fixed currency sales changes for our International regions were as follows:

Europe, Middle East and Africa (EMEA) - Sales declined 2% in 2009 compared to 2008 as the significant slowdown in foodservice and hospitality markets in Europe more than offset sales growth in the Middle East and Africa. In Europe, sales growth in the U.K. was offset by lower sales in Germany, France and Italy as the region continues to be negatively impacted by the global economic recession. From a divisional perspective, our Healthcare business continued to show solid growth in the region while Institutional, Food & Beverage, Textile Care and Pest Elimination businesses all reported modest sales declines. In 2009 we continued the implementation of our new business information system, EBS, which will provide the platform to effectively manage our pan-European business to drive growth and more efficiently operate our supply chain.

Asia Pacific - Sales increased 4% in 2009 compared to the prior year. New customer account gains and increased product penetration in key markets helped overcome the impact of economic uncertainty and low levels of business travel and tourism in the region. Sales growth in the region continued to be led by growth in Food & Beverage. From a country perspective, sales growth has been driven by China, Australia and New Zealand.

Latin America - We continue to experience strong sales growth in Latin America as sales in the region increased 8% in 2009. Our Institutional, Food & Beverage and Pest Elimination businesses all showed strong gains in the region against weak economic conditions. Growth was driven by new corporate account wins and increased product penetration within existing accounts. This helped to offset the economic slowdown brought about by the global recession and the initial H1N1 virus outbreak in Mexico that negatively impacted the tourism and lodging industry throughout the region. From a country perspective, sales were led by continued strong gains in Venezuela and Brazil.

Canada - Sales increased 8% in 2009. Sales growth was led by strong results from Food & Beverage, driven by new account gains and product price increases. Institutional also reported sales growth in 2009 led by pricing, success with distributor partners and new account wins during the year.

Operating Income by Reportable Segment

MILLIONS	2009	2008	2007

Operating income
United States
Cleaning & Sanitizing	$495	$430	$394
Other Services	66	52	41
Total United States	561	482	435
International	209	236	247
Total	770	718	682
Corporate	(104)	(55)	(40)
Effect of foreign currency translation	15	50	27
Consolidated	$681	$713	$669

Operating income as a percent of net sales
United States
Cleaning & Sanitizing	18.6%	16.2%	16.8%
Other Services	14.6	11.1	9.1
Total United States	18.0	15.4	15.5
International	7.8	8.9	9.9
Consolidated	11.5%	11.6%	12.2%

U.S. Cleaning & Sanitizing operating income increased 15% in 2009 compared to 2008. As a percentage of net sales, operating income increased to 18.6% in 2009 from 16.2% in 2008. Increased pricing, favorable raw material costs and cost savings actions drove the significant operating income growth in 2009.

U.S. Other Services operating income increased 27% in 2009. As a percentage of net sales, operating income increased to 14.6% in 2009 from 11.1% in 2008. Operating income growth was driven by good operating income growth at Pest Elimination and significant improvement in GCS Service operating results compared to 2008. Operating income benefited from pricing, cost savings actions and well-managed spending.

International fixed currency operating income decreased 12% in 2009 compared to 2008. The International operating income margin was 7.8% in 2009 compared to 8.9% in 2008. Pricing gains and cost savings efforts were unable to fully offset raw material and other cost increases, and continued investment in the business. When measured at public currency rates, operating income declined 21% in 2009.

Operating income margins of our International operations are generally less than those realized for our U.S. operations. The lower International margins are due to (i) the smaller scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing certain raw materials and finished goods in some regions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

Corporate

The corporate segment includes special gains and charges reported on the Consolidated Statement of Income of $80 million, $26 million and $20 million for 2009, 2008 and 2007, respectively. It also included investments in the development of business systems and other corporate investments we made during the last three years as part of our ongoing efforts to improve our efficiency and returns.

2008 Compared With 2007

U.S. Cleaning & Sanitizing sales increased 13% in 2008. Acquisitions added 7% of the 13% year-over-year sales growth. Sales growth was led by Kay, Healthcare and Food & Beverage gains. Institutional sales increased 5% in 2008 as we saw very strong sales of our new ApexTM warewashing system due to customer demand for energy and cost saving solutions. New business gains also continued, but were partially offset by lower consumption among our foodservice and lodging customers as they experienced a softening of their traffic trends due to the economic environment. Beginning in the first quarter of 2008, following the Ecovation acquisition, we combined our Water Care Services and Ecovation businesses into our Food & Beverage division. Food & Beverage customers are the primary targets for our Water Care sales and there are potential synergies and efficiencies available between Water Care and Ecovation. Combined Food & Beverage sales, including Water Care and Ecovation, increased 17% in 2008 compared to 2007. The acquisition of Ecovation added 8% to the sales growth. Sales were led by strong growth in the agri, meat & poultry and dairy market segments. New business gains, growth at existing accounts and customer retention continue to fuel organic growth in spite of more difficult market conditions in 2008. Kay sales grew 15% in 2008. Kay’s strong sales growth reflected new account gains and success with new products and programs. Business trends were strong with very good ongoing demand from new and existing quick service restaurant customers. Sales for our Healthcare business increased significantly in 2008, reflecting the impact of the Microtek acquisition in the fourth quarter of 2007. Excluding the impact of the Microtek acquisition, Healthcare sales rose 11% for the year reflecting continued end-market demand for our infection control and skin care products. The Microtek business reported strong sales growth for the year led by sales of their infection control barriers.

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

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Fixed rate sales of our International operations grew 6% in 2008. The net impact of acquisitions and divestitures did not have a significant impact on total International year-over-year sales growth in 2008. Sales in EMEA increased 3% in 2008 led by sales growth in Germany, U.K., Turkey and South Africa. The net impact of acquisitions and divestitures reduced EMEA sales growth by 2% compared to 2007, primarily due to the divestiture of a business in the U.K. Asia Pacific sales grew 8% in 2008 led by double-digit growth in China and Hong Kong as well as good growth in Australia and New Zealand. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales continued to be strong, rising 15% in 2008 as sales were strong throughout the region. The increase over 2007 was led by double-digit growth in Brazil, Chile and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. In the fourth quarter of 2008 we began to experience some softening in the Latin America region, primarily Mexico and the Caribbean, due to the current economic environment. Sales in Canada increased 6% in 2008. Sales growth in Canada continued to be led by Institutional growth due to new products and good account retention.

U.S. Cleaning & Sanitizing operating income increased 9% in 2008. As a percentage of net sales, operating income decreased to 16.2% in 2008 from 16.8% in 2007. Acquisitions reduced operating income growth by 2%. Operating income increased as sales volume, pricing, improved cost efficiencies and variable compensation reductions more than offset higher delivered product costs.

U.S. Other Services operating income increased 27% in 2008 compared to 2007. Operating income growth was driven by continued operating income growth at Pest Elimination. GCS operating results improved in the fourth quarter of 2008 but were flat for the full year. As a percentage of net sales, operating income increased to 11.1% in 2008 from 9.1% in 2007. The increase in the ratio was primarily due to continued profit growth at Pest Elimination as well as a favorable comparison to 2007 which included legal charges at Pest Elimination and system implementation costs at GCS.

International fixed rate operating income decreased 4% in 2008 compared to 2007. The International operating income margin was 8.9% in 2008 compared to 9.9% in 2007. Higher delivered product costs and investments in our international business more than offset sales gains, driving the decline in operating income in 2008. When measured at public currency rates, operating income increased 3% in 2008. Acquisitions and divestitures did not have a significant impact on International operating income.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Significant changes in our financial position during 2009 included the following:

Total assets increased to $5.0 billion as of December 31, 2009 from $4.8 billion at December 31, 2008. The increase was primarily due to the impact of foreign currency exchange rates, which increased the value of international assets on our balance sheet when translated into U.S. dollars. The increase due to currency translation more than offset reductions in accounts receivables, inventory and other assets on our balance sheet when measured using local currencies before translation into U.S. dollars.

Total liabilities decreased to $3.0 billion at December 31, 2009 from $3.2 billion at December 31, 2008 primarily due to a decrease in our short-term debt and a reduction of our U.S. pension liability, which more than offset an increase in liabilities due to currency translation.

Total debt was $1.0 billion at December 31, 2009 and decreased from total debt of $1.1 billion at December 31, 2008. Our debt continued to be rated within the “A” categories by the major rating agencies during 2009. The decrease in total debt was primarily due to the paydown of our outstanding commercial paper during 2009. In February 2008, we issued and sold $250 million of 4.875% senior unsecured notes that mature in 2015. The proceeds were used to refinance outstanding commercial paper related to acquisitions and for general corporate purposes. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 32% at year-end 2009 and 42% at year-end 2008. The debt to capitalization ratio was lower at year-end 2009 due to the decrease in debt as well as an increase in equity due to cumulative translation adjustments and an increase in retained earnings. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Cash provided by operating activities decreased to $695 million in 2009 compared to $753 million in 2008. The decrease in operating cash flow was primarily due to an increase in pension plan contributions. In 2009 we made voluntary contributions of $225 million to our U.S. pension plan compared to $75 million in 2008. Operating cash flow in 2009 was also negatively impacted by the payment of a $35 million legal settlement, higher tax payments and restructuring payments of $50 million in 2009, compared to 2008. 2009 operating cash flow benefited from lower working capital, including improved accounts receivable collection and lower inventory. 2008 operating cash flow included $30 million of proceeds from the sale of Ecovation lease receivables. Our bad debt expense increased to $27 million or 0.4% of net sales in 2009 from $23 million or 0.4% of net sales in 2008. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted. Historically, we have had strong operating cash flow, and we anticipate this will continue. We expect to continue to use this cash flow to pay dividends, acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

Cash used for investing activities decreased significantly in 2009 compared to 2008 and 2007, primarily due to decreased acquisition activity and capital expenditures. We reduced our capital spending in 2009 due to the slower economic environment, efforts to more efficiently allocate and utilize equipment and as we focused on restructuring and streamlining our business operations. Cash used for investing activities in 2008 included a $21 million deposit into an indemnification escrow for a portion of the purchase price for the Ecovation acquisition. We continue to target strategic business acquisitions which complement our growth strategy. We also continue to invest in merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. We expect to continue to make significant capital investments and acquisitions in the future to support our long-term growth.

Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. 2009 financing activities included a $242 million paydown of our U.S. commercial paper and $69 million of share repurchases. 2008 financing activities included the issuance of $250 million 4.875% senior notes and $337 million of share repurchases. 2007 financing activities included the repayment of our euro 300 million ($390 million) 5.375% euronotes in February 2007 and $371 million of share repurchases, offset partially by short-term borrowings. Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives, to efficiently return capital to shareholders and for general corporate purposes. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In December 2009, we increased our indicated annual dividend rate for the 18th consecutive year. We have paid dividends on our common stock for 73 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2009	$0.1400	$0.1400	$0.1400	$0.1550	$0.5750
2008	0.1300	0.1300	0.1300	0.1400	0.5300
2007	0.1150	0.1150	0.1150	0.1300	0.4750

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2010, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and additional short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company’s common stock.

Beginning in the third quarter of 2008, global credit markets, including the commercial paper markets, began experiencing adverse conditions, and volatility within these markets temporarily increased the costs associated with issuing debt due to increased spreads over relevant interest rate benchmarks. We continued to have access to the commercial paper market during this volatile and disruptive period. While the credit markets have improved and stabilized in 2009, we believe we are well-positioned to manage any renewed volatility in the credit markets as a result of our A-1/P-1 short term debt ratings and strong operating cash flow.

As of December 31, 2009, we had $74 million of cash and cash equivalents on hand and expect our operating cash flow to remain strong. Additionally, we have a $600 million multi-year credit facility with a diverse group of banks which expires in June 2012. The credit facility supports our $600 million U.S. commercial paper program and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $600 million. As of December 31, 2009, we had $74 million outstanding in our U.S. commercial paper program and no amounts outstanding under our European commercial paper program. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s.

In addition, we have other committed and uncommitted credit lines of $150 million with major international banks and financial institutions to support our general global funding needs. Approximately $134 million of these credit lines were undrawn and available for use as of our 2009 year end.

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

Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability, at our option, to draw upon our $600 million committed credit facility prior to their termination.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
Contractual obligations	TOTAL	LESS THAN 1YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$91	$91	$–	$–	$–
Long-term debt	859	2	153	190	514
Capital lease obligations	18	6	7	4	1
Operating leases	203	61	81	36	25
Interest*	197	45	69	58	25
Benefit payments**	1,007	72	160	180	595
Total contractual cash obligations	$2,375	$277	$470	$468	$1,160

*                   Interest on variable rate debt was calculated using the interest rate at year-end 2009.

**              Benefit payments are paid out of the company’s pension and postretirement health care benefit plans.

As of December 31, 2009, our gross liability for uncertain tax positions was $117 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2010, based on plan asset values as of December 31, 2009 and have not determined whether or not we will do so. We are in compliance with all funding requirements of our pension and postretirement health care plans. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $28 million in 2010. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $53 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as “special purposes entities”, which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

New Accounting Pronouncements

Effective January 1, 2009, we adopted the provisions of new FASB guidance on noncontrolling interests and revised our current and prior year financial statement presentation in accordance with this guidance. See Note 2 for further information on this adoption and other new accounting pronouncements.

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

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. See Note 8 for further information on our hedging activity.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2009 and 2008, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). As a result of the devaluation, we recorded a charge of approximately $4 million, net of tax, in the first quarter of 2010 due to the remeasurement of the local balance sheet. We expect that future ongoing currency gains and losses related to the translation of the Venezuela local financial statements will not have a material impact on our future consolidated results of operations or financial position.

In February 2010, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock. As of December 31, 2009, 2,720,784 shares remained to be repurchased under previous authorization. We intend to repurchase all shares under both authorizations, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

We have evaluated and determined that there were no other material subsequent events required to be recognized or disclosed as of February 26, 2010, the date these financial statements were issued.

Non-GAAP Financial Measures

This Financial Discussion includes financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These Non-GAAP measures include fixed currency sales and fixed currency operating income, adjusted operating income, adjusted effective tax rate, adjusted net income attributable to Ecolab and adjusted diluted net income per share amounts. We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special gains and charges items that are unusual in nature, significant in amount and important to an understanding of underlying business performance. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted operating income, adjusted net income and adjusted diluted net income per share, which exclude special gains and charges and discrete tax items.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amounts excluded do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales and fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our international sales and operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2009.

These measures are not in accordance with, or an alternative to GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the GAAP measures included in this Financial Discussion and have provided reconciliations of reported GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This financial discussion and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

              business acquisitions

              system implementations

              restructuring charges and cost savings

              cash flows

              loss of customers and bad debt

              debt repayments

              disputes and claims

              environmental and regulatory considerations

              share repurchases

              global economic conditions, credit risk and currency gains and losses pension expenses and potential contributions

              new accounting pronouncements

              income taxes, including unrecognized tax benefits or uncertain tax positions borrowing capacity

              liquidity requirements

              sales and earnings growth

              end market trends and demand for our products and services new product and program introductions

              progress on sustainability

              investments

              and operating efficiencies and SKU reduction

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2009, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	2009	2008	2007

Net sales	$5,900.6	$6,137.5	$5,469.6
Operating expenses
Cost of sales (including special charges of $12.6 in 2009)	2,978.0	3,141.6	2,691.7
Selling, general and administrative expenses	2,174.2	2,257.2	2,089.2
Special gains and charges	67.1	25.9	19.7
Operating income	681.3	712.8	669.0
Interest expense, net	61.2	61.6	51.0
Income before income taxes	620.1	651.2	618.0
Provision for income taxes	201.4	202.8	189.1
Net income including noncontrolling interest	418.7	448.4	428.9
Less: Net income attributable to noncontrolling interest	1.4	0.3	1.7
Net income attributable to Ecolab	$417.3	$448.1	$427.2

Net income attributable to Ecolab per common share
Basic	$1.76	$1.83	$1.73
Diluted	$1.74	$1.80	$1.70

Dividends declared per common share	$0.5750	$0.5300	$0.4750

Weighted-average common shares outstanding
Basic	236.7	245.4	246.8
Diluted	239.9	249.3	251.8

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$73.6	$66.7
Accounts receivable, net	1,016.1	971.0
Inventories	493.4	467.2
Deferred income taxes	83.9	94.7
Other current assets	147.2	91.5
Total current assets	1,814.2	1,691.1
Property, plant and equipment, net	1,176.2	1,135.2
Goodwill	1,414.1	1,267.7
Other intangible assets, net	312.5	326.7
Other assets	303.9	336.2
Total assets	$5,020.9	$4,756.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$98.5	$338.9
Accounts payable	360.9	359.6
Compensation and benefits	302.1	261.1
Income taxes	21.8	46.3
Other current liabilities	466.9	436.0
Total current liabilities	1,250.2	1,441.9
Long-term debt	868.8	799.3
Postretirement health care and pension benefits	603.7	680.2
Other liabilities	288.6	256.5
Shareholders’ equity (a)
Common stock	329.8	328.0
Additional paid-in capital	1,179.3	1,090.5
Retained earnings	2,898.1	2,617.0
Accumulated other comprehensive loss	(232.9)	(359.1)
Treasury stock	(2,173.4)	(2,104.8)
Total Ecolab shareholders’ equity	2,000.9	1,571.6
Noncontrolling interest	8.7	7.4
Total equity	2,009.6	1,579.0
Total liabilities and equity	$5,020.9	$4,756.9

(a)         Common stock, 400.0 million shares authorized, $1.00 par value, 236.6 million shares outstanding at December 31, 2009, 236.2 million shares outstanding at December 31, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2009	2008	2007

OPERATING ACTIVITIES
Net income including noncontrolling interest	$418.7	$448.4	$428.9
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation and amortization	334.3	334.7	291.9
Deferred income taxes	88.1	80.6	2.5
Share-based compensation expense	37.3	33.6	37.9
Excess tax benefits from share-based payment arrangements	(7.7)	(8.2)	(20.6)
Pension and postretirement plan contributions	(263.7)	(112.4)	(40.7)
Pension and postretirement plan expense	82.0	73.6	80.9
Restructuring, net of cash paid	22.4
Gain on sale of plant		(24.5)
Gain on sale of businesses		(1.7)	(11.0)
Business write-downs and closures	2.4	19.1
Other, net	12.9	7.0	6.9
Changes in operating assets and liabilities:
Accounts receivable	45.1	(89.9)	(34.4)
Inventories	13.0	(57.5)	(19.3)
Other assets	(30.7)	6.8	20.7
Accounts payable	(25.1)	30.0	(10.0)
Other liabilities	(34.0)	13.6	63.9
Cash provided by operating activities	695.0	753.2	797.6

INVESTING ACTIVITIES
Capital expenditures	(252.5)	(326.7)	(306.5)
Capitalized software expenditures	(44.8)	(67.8)	(55.0)
Property sold	11.7	36.4	7.4
Businesses acquired and investments in affiliates, net of cash acquired	(14.4)	(203.8)	(329.4)
Sale of businesses	0.7	2.2	19.8
Deposit into indemnification escrow		(21.0)
Cash used for investing activities	(299.3)	(580.7)	(663.7)

FINANCING ACTIVITIES
Net (repayments) issuances of notes payable	(244.0)	(67.8)	279.9
Long-term debt borrowings		257.7
Long-term debt repayments	(6.4)	(3.9)	(394.2)
Reacquired shares	(68.8)	(337.2)	(371.4)
Cash dividends on common stock	(132.7)	(128.5)	(114.0)
Exercise of employee stock options	46.4	36.4	96.7
Excess tax benefits from share-based payment arrangements	7.7	8.2	20.6
Other, net		(0.5)
Cash used for financing activities	(397.8)	(235.6)	(482.4)

Effect of exchange rate changes on cash and cash equivalents	9.0	(7.6)	1.9

Increase (decrease) in cash and cash equivalents	6.9	(70.7)	(346.6)
Cash and cash equivalents, beginning of year	66.7	137.4	484.0
Cash and cash equivalents, end of year	$73.6	$66.7	$137.4

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$143.5	$100.4	$161.0
Interest paid	66.4	64.3	75.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EQUITY

	ECOLAB SHAREHOLDERS
				ACCUMULATED
		ADDITIONAL		OTHER		TOTAL ECOLAB	NON-
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY	SHAREHOLDERS’	CONTROLLING
MILLIONS	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	EQUITY	INTEREST	TOTAL

Balance December 31, 2006	$ 322.6	$ 868.2	$ 1,983.2	$ (96.5)	$ (1,397.3)	$ 1,680.2	$ 6.4	$ 1,686.6

Net income			427.2			427.2	1.7	428.9
Cumulative translation adjustment				128.8		128.8	0.5	129.3
Derivative instruments				(2.3)		(2.3)		(2.3)
Pension and postretirement benefits				33.1		33.1		33.1
Total comprehensive income						586.8	2.2	589.0
Distributions to noncontrolling interests							(1.4)	(1.4)
Cumulative effect accounting adoption			5.1			5.1		5.1
Cash dividends declared			(117.1)			(117.1)		(117.1)
Stock options and awards	3.9	147.0			0.5	151.4		151.4
Reacquired shares					(370.7)	(370.7)		(370.7)
Balance December 31, 2007	326.5	1,015.2	2,298.4	63.1	(1,767.5)	1,935.7	7.2	1,942.9

Net income			448.1			448.1	0.3	448.4
Cumulative translation adjustment				(233.6)		(233.6)	(0.1)	(233.7)
Derivative instruments				13.8		13.8		13.8
Unrealized gains (losses) on securities				(0.4)		(0.4)	(0.2)	(0.6)
Pension and postretirement benefits				(202.0)		(202.0)		(202.0)
Total comprehensive income						25.9	-	25.9
Distributions to noncontrolling interests							(1.1)	(1.1)
Initial investment by
noncontrolling interest							1.3	1.3
Cash dividends declared			(129.5)			(129.5)		(129.5)
Stock options and awards	1.5	75.3			(0.1)	76.7		76.7
Reacquired shares					(337.2)	(337.2)		(337.2)
Balance December 31, 2008	328.0	1,090.5	2,617.0	(359.1)	(2,104.8)	1,571.6	7.4	1,579.0

Net income			417.3			417.3	1.4	418.7
Cumulative translation adjustment				199.3		199.3	0.3	199.6
Derivative instruments				(12.0)		(12.0)		(12.0)
Unrealized gains (losses) on securities				0.3		0.3	0.1	0.4
Pension and postretirement benefits				(61.4)		(61.4)		(61.4)
Total comprehensive income						543.5	1.8	545.3
Distributions to noncontrolling interests							(0.3)	(0.3)
Purchase of shares from
noncontrolling interest							(0.2)	(0.2)
Cash dividends declared			(136.2)			(136.2)		(136.2)
Stock options and awards	1.8	88.8			0.2	90.8		90.8
Reacquired shares					(68.8)	(68.8)		(68.8)
Balance December 31, 2009	$ 329.8	$ 1,179.3	$ 2,898.1	$ (232.9)	$ (2,173.4)	$ 2,000.9	$ 8.7	$ 2,009.6

COMMON STOCK ACTIVITY

	2009		2008		2007
YEAR ENDED DECEMBER 31	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
(SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	327,953,382	(91,773,833)	326,530,856	(79,705,760)	322,578,427	(71,241,560)
Stock options	1,872,268	56,810	1,422,526	60,932	3,952,429	49,197
Stock awards, net issuances		27,342		45,336		50,702
Reacquired shares		(1,541,228)		(12,174,341)		(8,564,099)
Shares, end of year	329,825,650	(93,230,909)	327,953,382	(91,773,833)	326,530,856	(79,705,760)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (the “company”) develops and markets premium products and services for the hospitality, foodservice, healthcare and industrial markets. The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors.

2. SIGNIFICANT ACCOUNTING POLICIES

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

Foreign Currency Translation

Financial position and results of operations of the company’s international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders’ equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations.

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

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $10 million as of December 31, 2009 and $9 million as of December 31, 2008 and 2007. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2009	2008	2007

Beginning balance	$44	$43	$38
Bad debt expense	27	23	16
Write-offs	(23)	(20)	(17)
Other*	4	(2)	6
Ending balance	$52	$44	$43

*  Other amounts are primarily the effects of changes in currency translation and acquisitions.

Inventory Valuations

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 22% and 24% of consolidated inventories at year-end 2009 and 2008, respectively. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

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

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $290 million, $286 million and $261 million for 2009, 2008 and 2007, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, intellectual property, trademarks and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2009 and December 31, 2008.

The weighted-average useful life by type of asset at December 31, 2009 is as follows:

NUMBER OF YEARS
Customer relationships	12
Intellectual property	12
Trademarks	19
Other	6

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS

2007	$30
2008	48
2009	42
2010	43
2011	42
2012	41
2013	38
2014	28

The company tests goodwill for impairment on an annual basis during the second quarter for all reporting units. The company’s reporting units are its operating segments. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company’s testing, there has been no impairment of goodwill during the three years ended December 31, 2009.

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

Income Per Common Share

The computations of the basic and diluted net income per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2009	2008	2007

Net income attributable to Ecolab	$417.3	$448.1	$427.2
Weighted-average common shares outstanding
Basic	236.7	245.4	246.8
Effect of dilutive stock options, units and awards	3.2	3.9	5.0
Diluted	239.9	249.3	251.8
Net income attributable to Ecolab per common share
Basic	$1.76	$1.83	$1.73
Diluted	$1.74	$1.80	$1.70

Anti-dilutive stock options and performance-based restricted units excluded from the computation of diluted shares	11.3	5.5	5.3

Unvested restricted stock awards excluded from the computation of basic shares	0.1	0.1	0.1

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. Grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55 with at least 3 years of service. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders’ equity.

Derivative Instruments and Hedging Activities

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature.

All of the company’s derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged. See Note 8 for additional information on the company’s hedging activities.

New Accounting Pronouncements

In September 2006, the FASB issued new accounting guidance on fair value measurements. This guidance defines fair value and establishes a framework for measuring fair value and expanded disclosures about fair value measurement. In February 2008, the FASB deferred the effective date of this guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and amended to add a scope exception for leasing transactions. The company adopted this guidance effective January 1, 2008 for financial assets and liabilities measured on a recurring basis and effective January 1, 2009 for non-financial assets and liabilities. The adoption did not have an impact on the company’s consolidated results of operations and financial position.

In December 2007, the FASB issued new guidance on business combinations. The revised guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The company adopted this guidance effective January 1, 2009. The adoption did not have a material impact on the company’s consolidated results of operations and financial position.

In December 2007, the FASB issued new guidance on noncontrolling interests which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The company adopted this guidance effective January 1, 2009, and revised its prior year financial statements in accordance with the guidance. The revision includes a reclassification of $0.3 million and $1.7 million from selling, general and administrative expenses to net income attributable to noncontrolling interest on the Consolidated Statement of Income for the year ended December 31, 2008 and 2007, respectively, and a reclassification of $7.4 million from other liabilities to noncontrolling interest on the Consolidated Balance Sheet as of December 31, 2008. The adoption did not have a material impact on the company’s consolidated results of operations and financial position.

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities. This guidance requires companies to provide greater transparency through disclosures about how and why the company uses derivative instruments. This includes how derivative instruments and related hedged items are accounted for, the level of derivative activity entered into by the company and how derivative instruments and related hedged items affect the company’s financial position, results of operations, and cash flows. The company adopted this guidance in the first quarter of 2009 and has included the required disclosures in Note 8.

In December 2008, the FASB issued a staff position providing guidance on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan, which requires more detailed disclosures regarding employers’ plan assets, including their investment strategies, major categories of plan assets, concentration of risk, and valuation methods used to measure the fair value of plan assets. The guidance is effective for fiscal years ending after December 15, 2009. The company adopted this guidance in the fourth quarter of 2009 and has included the required disclosures in Note 15.

In May 2009, the FASB issued new guidance on subsequent events. This guidance establishes a formal standard of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued. This guidance includes a new requirement to disclose the date events were evaluated and the basis for that date. The company adopted this guidance in the second quarter of 2009. The company has evaluated subsequent events required to be recognized or disclosed as of February 26, 2010, the date these financial statements were issued.

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets. The guidance eliminates the concept of a qualified special purpose entity (“QSPE”). This guidance also establishes criteria for qualifying for sale accounting when only a portion of the financial asset is transferred. This guidance is effective for the fiscal years and interim periods beginning after November 15, 2009. The company does not have any QSPEs (as defined under previous standards). The adoption is not expected to have a material impact on the company’s consolidated financial statements.

In June 2009, the FASB issued guidance which amends the consolidation criteria for variable interest entities (“VIE”). This guidance changes the model for determining who consolidates the VIE and addresses how often this analysis is performed. The guidance is effective for fiscal years and interim periods beginning after November 15, 2009 and is not expected to have a material impact on the company’s consolidated financial statements.

In September 2009 the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Values per Share (or Its Equivalent), that amends ASC 820 and provides additional guidance on measuring the fair value of certain alternative investments. The company adopted this guidance in the fourth quarter of 2009. The adoption did not have a material impact on the company’s consolidated results of operations and financial position.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2009	2008	2007

Cost of sales
Restructuring charges	$12.6	$-	$-
Special gains and charges
Restructuring charges	59.9	-	-
Business structure and optimization	2.8	25.6	2.0
Legal settlement	-	-	27.4
Business write-downs and closures	2.4	19.1	-
Gain on sale of plant	-	(24.0)	-
Gain on sale of businesses	-	(1.7)	(11.0)
Other items	2.0	6.9	1.3
Subtotal	67.1	25.9	19.7
Total	$79.7	$25.9	$19.7

In the first quarter of 2009, the company commenced restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company’s global workforce by 950 positions or 4% and the reduction of plant and distribution center locations during 2009. As a result of these actions, the company recorded restructuring charges of $72.5 million ($52.0 million after tax) during 2009. The restructuring plan was finalized and all actions, except for certain cash payments, were completed during 2009.

The restructuring charges and subsequent reductions to the related liability accounts include the following:

	Employee
	Termination
MILLIONS	Costs	Disposals	Other	Total

Recorded expense and accrual	$65.3	$3.2	$4.0	$72.5
Cash payments	(48.9)		(1.2)	(50.1)
Non-cash charges		(3.2)	(1.4)	(4.6)
Effect of foreign currency translation	2.2			2.2
Restructuring liability, December 31, 2009	$18.6	$-	$1.4	$20.0

Restructuring charges on the Consolidated Statement of Income have been included both as a component of cost of sales and as a component of special gains and charges. Amounts included as a component of cost of sales include asset write-downs and manufacturing related severance. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet. The majority of the remaining accrued amount is expected to be paid in the next twelve months.

Employee termination costs include personnel reductions and related costs for severance, benefits and outplacement services. Asset disposals include inventory and intangible asset write-downs related to the discontinuance of product lines which are not consistent with the company’s long-term strategies. Other charges include one-time curtailment and settlement charges related to the company’s International pension plans and U.S. postretirement health care benefits plan, and lease terminations.

Special gains and charges in 2008 include a charge of $19.1 million recorded in the fourth quarter, for the write-down of investments in an energy management business and the closure of two small non-strategic healthcare businesses, as well as costs to optimize the company’s business structure, including costs related to establishing the new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the U.K. recorded in the first quarter.

Special gains and charges in 2007 include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include costs related to establishing the company’s European headquarters and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K. which were recorded in the fourth quarter of 2007.

For segment reporting purposes, these items have been included in the company’s corporate segment, which is consistent with the company’s internal management reporting.

4. RELATED PARTY TRANSACTIONS

Henkel AG & Co. KGaA (“Henkel”) beneficially owned 72.7 million Ecolab common shares, or approximately 29.4%, of the company’s outstanding common shares on December 31, 2007. In February 2008, Henkel announced its intention to sell some or all of the Ecolab shares held by Henkel. In November 2008, Henkel completed the sale of all 72.7 million shares held. As part of the sale transaction, the company repurchased 11.3 million shares directly from Henkel for $300 million.

The company and its affiliates sold products and services in the aggregate amounts of $8 million and $5 million in 2008 and 2007, respectively to Henkel or its affiliates. The company purchased products and services in the amounts of $73 million and $65 million in 2008 and 2007, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm’s length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

Business Acquisitions

Significant business acquisitions made by the company during 2009, 2008 and 2007 were as follows:

			ESTIMATED
			ANNUAL SALES
			PRE-ACQUISITION
BUSINESS/ASSETS	DATE OF		(MILLIONS)
ACQUIRED	ACQUISITION	SEGMENT	(UNAUDITED)
2009
ISS	October	International (EMEA)	$ 6

Stackhouse	February	U.S. C&S	4
		(Healthcare)

2008
Ecovation, Inc.	February	U.S. C&S	50
		(Food & Beverage)

Novartis-Ireland dairy hygiene business	January	International (EMEA)	3

2007
Microtek Medical Holdings, Inc.	November	U.S. C&S International (Healthcare)	150

Eagle Environmental Systems	June	International (Asia Pacific)	4

Fuma Pest	May	International	2
		(Asia Pacific)

Green Harbour	March	International	4
		(Asia Pacific)

Apprise	February	U.S. C&S	1
Technologies, Inc.		(Institutional)

Wotek	January	International	3
		(EMEA)

In February 2009, the company acquired assets of the Stackhouse business of CORPAK Medsystems, Inc. Stackhouse is a leading developer, manufacturer and marketer of surgical helmets and smoke evacuators, primarily for use during orthopedic surgeries.

In October 2009, the company acquired the ISS pest elimination business in the U.K. The business was integrated with the company’s existing U.K. pest elimination business.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. The total purchase price was $210 million, of which $21 million remains payable and was placed in escrow for indemnification purposes.

In November 2007, the company acquired Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities. Microtek’s specialized product lines include infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. The total purchase price was $277 million, net of cash acquired.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Acquisitions in 2009, 2008 and 2007 were not material to the company’s consolidated financial statements; therefore pro forma financial information is not presented. The aggregate purchase price of acquisitions and investments in affiliates has been reduced for any cash or cash equivalents acquired with the acquisitions.

Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions and investment in affiliates made were as follows:

MILLIONS	2009	2008	2007
Net tangible assets acquired (liabilities assumed)	$(1)	$36	$61
Identifiable intangible assets
Customer relationships	3	11	55
Intellectual property	1	26	5
Trademarks	1	16	27
Other intangibles	5	10	31
Total	10	63	118

Goodwill	5	126	150
Total aggregate purchase price	14	225	329

Liability for indemnification	-	(21)	-
Net cash paid for acquistions	$14	$204	$329

The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	CONSOLIDATED
December 31,
2007

Goodwill	$ 321.3	$ 50.5	$ 371.8	$ 914.0	$ 1,285.8

Accumulated impairment losses[1]	(2.6)	-	(2.6)	(4.0)	(6.6)
	318.7	50.5	369.2	910.0	1,279.2
Goodwill acquired[2]	124.9		124.9	1.5	126.4

Goodwill allocated to business dispositions				(0.4)	(0.4)
Foreign currency translation				(137.5)	(137.5)
December 31, 2008	443.6	50.5	494.1	773.6	1,267.7

Goodwill acquired[2]	3.2		3.2	2.0	5.2
Goodwill allocated to business dispositions				(0.2)	(0.2)
Foreign currency translation				141.4	141.4
December 31, 2009

Goodwill	449.4	50.5	499.9	920.8	1,420.7
Accumulated impairment losses[1]	(2.6)	-	(2.6)	(4.0)	(6.6)
	$ 446.8	$ 50.5	$ 497.3	$ 916.8	$ 1,414.1

[1]	Since adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.
[2]	For 2009 and 2008, goodwill acquired is not expected to be tax deductible.

Business Dispositions

The company had no significant business dispositions in 2009 or 2008.

In the fourth quarter of 2007, the company completed the sale of Peter Cox Ltd., a U.K. provider of damp proofing, water proofing, timber preservation and wall stabilization for residential, commercial and public properties. The company acquired Peter Cox Ltd. in connection with the company’s 2002 purchase of the Terminix Pest Control business in the U.K.. Sales of the Peter Cox business were approximately $32 million in 2006 and were included in the company’s International reportable segment. The company recognized tax-free gains on the sale of $4.7 million and $1.7 million in the fourth quarter of 2007 and first quarter of 2008, respectively. The gains were reported in special gains and charges.

In December 2007, the company sold a minority investment located in the U.S. and realized a gain of $6.3 million ($4.8 million after tax). The gain was reported in special gains and charges.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2009	2008
Accounts receivable, net
Accounts receivable	$1,068.5	$1,014.8
Allowance for doubtful accounts	(52.4)	(43.8)
Total	$1,016.1	$971.0
Inventories
Finished goods	$293.4	$263.8
Raw materials and parts	222.9	232.8
Inventories at FIFO cost	516.3	496.6
Excess of FIFO cost over LIFO cost	(22.9)	(29.4)
Total	$493.4	$467.2
Property, plant and equipment, net
Land	$28.8	$26.5
Buildings and leaseholds	350.5	330.6
Machinery and equipment	718.0	673.5
Merchandising equipment	1,424.2	1,333.3
Capitalized software	236.6	162.9
Construction in progress	108.4	125.5
	2,866.5	2,652.3
Accumulated depreciation	(1,690.3)	(1,517.1)
Total	$1,176.2	$1,135.2
Other intangible assets, net
Cost
Customer relationships	$301.6	$266.9
Intellectual property	83.9	78.3
Trademarks	115.7	111.9
Other intangibles	59.5	54.0
	560.7	511.1
Accumulated amortization
Customer relationships	(163.2)	(120.3)
Intellectual property	(29.7)	(22.8)
Trademarks	(39.4)	(31.1)
Other intangibles	(15.9)	(10.2)
Total	$312.5	$326.7
Other assets
Deferred income taxes	$139.6	$157.9
Pension	9.8	12.1
Other	154.5	166.2
Total	$303.9	$336.2

DECEMBER 31 (MILLIONS)	2009	2008

Short-term debt
Notes payable	$90.6	$333.8
Long-term debt, current maturities	7.9	5.1
Total	$98.5	$338.9
Other current liabilities
Discounts and rebates	$218.5	$211.5
Dividends payable	36.8	33.1
Interest payable	9.6	8.4
Taxes payable, other than income	57.8	44.4
Foreign exchange contracts	5.7	7.6
Other	138.5	131.0
Total	$466.9	$436.0
Long-term debt
4.875% senior notes, due 2015	$248.5	$248.2
4.355% series A senior notes, due 2013	187.6	158.6
4.585% series B senior notes, due 2016	262.6	222.1
6.875% notes, due 2011	149.9	149.7
Capital lease obligations	18.1	15.4
Other	10.0	10.4
	876.7	804.4
Long-term debt, current maturities	(7.9)	(5.1)
Total	$868.8	$799.3
Other liabilities
Deferred income taxes	$86.7	$74.2
Income taxes payable — noncurrent	82.7	65.4
Other	119.2	116.9
Total	$288.6	$256.5
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments	$(3.7)	$8.0
Unrecognized pension and postretirement benefit expense	(426.1)	(364.7)
Cumulative translation	196.9	(2.4)
Total	$(232.9)	$(359.1)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2009 and 2008.

The multicurrency credit agreement supports the company’s $600 million U.S. commercial paper program and its $200 million European commercial paper program. Total combined borrowing under both programs may not exceed $600 million. The company had $74 million in outstanding U.S. commercial paper at December 31, 2009, with an average annual interest rate of 0.1%. The company had $316 million in outstanding U.S. commercial paper at December 31, 2008, with an average annual interest rate of 0.9%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2009 or 2008. Both programs were rated A-1 by Standard & Poor’s and P-1 by Moody’s as of December 31, 2009.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

In December 2006, the company issued and sold in a private placement euro 300 million ($450 million as of December 31, 2009) aggregate principal amount of the company’s senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million 5.375% euronotes which became due in February 2007.

As of December 31, 2009, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS

2010	$ 8
2011	156
2012	4
2013	191
2014	3

As of December 31, the weighted-average interest rate on notes payable was 1.8% in 2009, and 1.3% in 2008.

7. INTEREST

MILLIONS	2009	2008	2007

Interest expense	$67.5	$70.8	$58.9
Interest income	(6.3)	(9.2)	(7.9)
Total interest expense, net	$61.2	$61.6	$51.0

8. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

DECEMBER 31 (MILLIONS)	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$73.6	$73.6	$66.7	$66.7
Accounts receivable, net	1,016.1	1,016.1	971.0	971.0
Foreign currency forward contracts	3.2	3.2	22.0	22.0
Liabilities
Foreign currency forward contracts	5.7	5.7	7.6	7.6
Notes payable	16.2	16.2	17.8	17.8
Commercial paper	74.4	74.4	316.0	316.0
Long-term debt (including current maturities)	$876.7	$908.7	$804.4	$713.8

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

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. The effective portion of changes in fair value of hedges is initially recognized in accumulated other comprehensive income (“AOCI”) on the Consolidated Balance Sheet. Amounts recorded in AOCI are reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company does not hold derivative financial instruments of a speculative nature. The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Derivatives Designated as Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including: sales, inventory purchases, and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2006 the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes. The settlement payment was recorded in AOCI and is recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest expense is accrued.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities, primarily receivables and payables. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

The following table summarizes the fair value of the company’s outstanding derivatives as of December 31, 2009:

	Asset Derivatives		Liability Derivatives
	Balance		Balance
	Sheet	Fair	Sheet	Fair
MILLIONS	Location	Value	Location	Value
Derivatives designated as hedging instruments:

	Other		Other
Foreign currency	current		current
forward contracts	assets	$ 0.9	liabilities	$ 4.1

Derivatives not designated as hedging instruments:

	Other		Other
Foreign currency	current		current
forward contracts	assets	2.3	liabilities	1.6
Total		$ 3.2		$ 5.7

The company had foreign currency forward exchange contracts with notional values that totaled approximately $356 million at December 31, 2009, and $486 million at December 31, 2008.

For 2009, the impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	Location	2009

Unrealized gain (loss) recognized into AOCI (effective portion)
Foreign currency forward contracts	AOCI (equity)	$(6.9)
Gain (loss) recognized in income (effective portion)
Foreign currency forward contracts	Sales	0.8
	Cost of sales	5.4
	SG&A	2.8
		9.0
Interest rate swap contract	Interest expense, net	(0.4)
		$8.6

Gain (loss) recognized in income (ineffective portion)
Foreign currency forward contracts	Interest expense, net	$(1.3)

For 2009, the impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	Location	2009
Gain (loss) recognized in income
Foreign currency forward contracts	SG&A	$1.6
	Interest expense, net	(7.0)
		$(5.4)

The amounts recognized in earnings above offset the earnings impact of the related foreign currency denominated assets and liabilities.

Net Investment Hedge

The company designates its euro 300 million ($450 million as of December 31, 2009) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses on the euronotes which are designated and effective as hedges of the company’s net investments have been included as a component of the cumulative translation adjustment account. Total transaction gains and losses related to the euronotes charged to shareholders’ equity were as follows:

MILLIONS	2009	2008

Transaction gains (losses), net of tax	$ (43.9)	$ 37.3

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2009, 2008 and 2007. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.575 for 2009, $0.53 for 2008 and $0.475 for 2007.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2009.

Under the company’s shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company’s common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not  become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company’s board of directors declares a holder of 10% or more of the outstanding common stock to be an “adverse person” as defined in the rights  plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 1,225,078 shares, 12,111,836 shares and 8,214,400 shares of its common stock in 2009, 2008 and 2007, respectively, through open and private market purchases. The 2008 reaquired shares include 11,346,098 shares purchased from Henkel as discussed in Note 4. The company also reacquired 316,150 shares, 62,505 shares and 349,699 shares of its common stock in 2009, 2008 and 2007, respectively, related to the exercise of stock options and the vesting of stock awards. In October 2006, the company’s Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock incentives and options and for general corporate purposes. As of December 31, 2009, 2,720,784 shares remained to be purchased under the company’s repurchase authority. In February 2010, subsequent to the end of the company’s fiscal year end, the company’s Board of Directors authorized the repurchase of up to 10 million additional shares of common stock, including shares to be repurchased under rule 10b5-1. The company intends to repurchase all shares under both authorizations, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

10. STOCK INCENTIVE AND OPTION PLANS

The company’s stock incentive and option plans provide for grants of stock options, restricted stock unit awards and restricted stock awards. Common shares available for grant as of December 31 were 2,376,663 for 2009, 4,746,982 for 2008 and 9,110,757 for 2007. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

Prior to 2009, almost all awards granted were non-qualified stock options. Options are granted to purchase shares of the company’s stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method. Beginning in 2009, the company changed its annual long-term incentive share-based compensation program from 100% stock options to a new program where the value of awards granted is made up of 50% stock options and 50% performance-based restricted stock unit (“PBRSU”) awards.

A summary of stock option activity and average exercise prices is as follows:

SHARES	2009	2008	2007

Granted	1,969,241	3,938,035	3,083,536
Exercised	(2,061,771)	(1,535,554)	(4,084,837)
Canceled	(340,391)	(196,165)	(163,033)

December 31:
Outstanding	22,262,204	22,695,125	20,488,809
Exercisable	17,315,445	16,314,069	15,106,637

AVERAGE PRICE
PER SHARE	2009	2008	2007

Granted	$ 45.03	$ 36.35	$ 48.82
Exercised	24.95	25.33	24.60
Canceled	41.68	45.24	37.37

December 31:
Outstanding	36.22	34.51	33.57
Exercisable	34.73	32.04	29.47

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2009, 2008 and 2007 was $35 million, $34 million and $86 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2009, is as follows:

OPTIONS OUTSTANDING

		WEIGHTED-	WEIGHTED-
RANGE OF		AVERAGE	AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	OUTSTANDING	CONTRACTUAL LIFE	PRICE
$ 14.78-24.90	3,000,344	2.3 years	$22.39
25.21-32.99	2,826,697	4.2 years	28.24
33.04-34.08	2,803,003	5.9 years	34.06
34.26-35.52	2,583,483	4.9 years	34.51
35.63-36.67	3,508,835	8.9 years	35.63
37.91-45.24	3,158,570	7.3 years	44.61
45.52-51.52	4,381,272	8.7 years	48.03
	22,262,204	6.3 years	36.22

OPTIONS EXERCISABLE

		WEIGHTED-	WEIGHTED-
RANGE OF		AVERAGE	AVERAGE
EXERCISE	OPTIONS	REMAINING	EXERCISE
PRICES	EXERCISABLE	CONTRACTUAL LIFE	PRICE
$ 14.78-24.90	3,000,344	2.3 years	$22.39
25.21-32.99	2,807,897	4.2 years	28.20
33.04-34.08	2,803,003	5.9 years	34.06
34.26-35.52	2,583,483	4.9 years	34.51
35.63-36.67	1,196,462	8.9 years	35.64
37.91-45.24	2,938,833	7.2 years	44.69
45.52-51.52	1,985,423	8.0 years	49.23
	17,315,445	5.5 years	34.73

The total aggregate intrinsic value of in-the-money options outstanding as of December 31, 2009 was $207 million. The total aggregate intrinsic value of in-the-money options exercisable as of December 31, 2009 was $185 million.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2009	2008	2007
Weighted-average grant-date fair value of options granted at market prices	$ 9.59	$7.75	$ 12.63
Assumptions
Risk-free rate of return	2.2%	1.9%	3.6%
Expected life	5 years	6 years	6 years
Expected volatility	23.3%	23.5%	24.2%
Expected dividend yield	1.4%	1.5%	1.0%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company’s stock price. The expected dividend yield is determined based on the company’s annual dividend amount as a percentage of the average stock price at the time of the grant. The decrease in option fair value in 2009 and 2008 compared to prior years is primarily due to a lower risk-free rate of return, and, with respect to the 2008 option fair value, a lower average share price in 2008.

The expense associated with PBRSU awards is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company will issue shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment. The company granted 435,240 units in December 2009.

The expense associated with shares of non-performance based restricted stock issued under the company’s stock incentive plans is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Restricted stock awards are generally subject to forfeiture in the event of termination of employment. The company granted 32,829 shares in 2009, 49,724 shares in 2008 and 46,510 shares in 2007 under its restricted stock award program.

A summary of non-vested stock option, PBRSU awards and restricted stock award activity is as follows:

NON-VESTED AWARDS

	STOCK OPTIONS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE	PBRSU AWARDS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE	RE- STRICTED STOCK AWARDS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE

December 31, 2008	6,381,056	$ 9.84	-	-	88,250	$ 43.95
Granted	1,969,241	9.59	435,240	$ 43.63	32,829	42.62
Vested/Earned	(3,149,582)	10.17	-	-	(22,284)	45.10
Cancelled	(253,956)	9.65	(600)	43.63	(5,487)	46.75
December 31, 2009	4,946,759	$ 9.54	434,640	$ 43.63	93,308	$ 43.05

Total compensation expense related to share-based compensation plans was $37 million, ($24 million net of tax benefit), $34 million, ($22 million net of tax benefit) and $38 million, ($24 million net of tax benefit) for 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $51 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of stock options.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2009	2008	2007

Domestic	$ 452.7	$ 402.8	$ 344.2
Foreign	167.4	248.4	273.8
Total	$ 620.1	$ 651.2	$ 618.0

The provision for income taxes consisted of:

MILLIONS	2009	2008	2007

Federal and state	$ 56.3	$ 59.1	$ 129.3
Foreign	57.0	63.1	57.3
Total currently payable	113.3	122.2	186.6

Federal and state	93.2	79.1	(2.6)
Foreign	(5.1)	1.5	5.1
Total deferred	88.1	80.6	2.5
Provision for income taxes	$ 201.4	$ 202.8	$ 189.1

As of December 31, 2009, the company has federal net operating loss carryforwards of approximately $6 million which will be available to offset future taxable income. These carryforwards are expected to be used by 2018. The company also has various state net operating loss carryforwards that expire from 2010 to 2028. The company has recorded a valuation allowance on the entire amount of the state net operating loss carryforwards because it is more likely than not that they will not be utilized. As of December 31, 2009, the company has an unrealized capital loss of $15 million related to an investment impairment. The company has recorded a valuation allowance on the unrealized capital loss because it is more likely than not that it will not be realized.

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2009	2008

Deferred tax assets
Other accrued liabilities	$ 62.4	$ 71.5
Loss carryforwards	20.1	18.2
Share-based compensation	65.2	58.0
Pension and other comprehensive income	196.7	231.8
Other, net	45.6	37.8
Valuation allowance	(14.9)	(11.4)
Total	375.1	405.9
Deferred tax liabilities
Property, plant and equipment basis differences	91.6	80.9
Intangible assets	148.9	135.8
Other, net	4.3	17.0
Total	244.8	233.7
Net deferred tax assets	$ 130.3	$ 172.2

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2009	2008	2007

Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.4	2.3	2.1
Foreign operations	(2.7)	(4.1)	(3.2)
Domestic manufacturing deduction	(1.1)	(1.5)	(1.2)
Non-taxable sale of plant and business		(1.5)
U.S.-German tax treaty ratification		(0.8)
Valuation allowance on investment impairment		0.9
Germany and United Kingdom tax rate changes			(1.4)
Audit settlements/refunds			(1.6)
Other, net	(1.1)	0.8	0.9
Effective income tax rate	32.5%	31.1%	30.6%

As of December 31, 2009, the company had undistributed earnings of international affiliates of approximately $812 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2003. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. federal income tax returns through 2006. The U.S. income tax returns for the years 2007 and 2008 are currently under audit and the anticipated settlement is early 2011. It is reasonably possible for specific open positions within the 1999 through 2004 examinations, which are still open with the IRS, to be settled in the next twelve months. In addition, it is reasonably possible that the company will settle an income tax audit for Germany covering the years 2003 through 2006 in the next twelve months. The company believes these settlements could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $64 million during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2009, the company recognized a discrete tax charge of $4.5 million related to optimizing its business structure.

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2009, 2008 and 2007 is as follows:

MILLIONS

	2009	2008	2007
Balance at beginning of year	$ 110.6	$ 98.6	$ 98.3
Additions based on tax positions related to the current year	16.0	10.9	14.9
Additions for tax positions of prior years	6.0	9.9	7.5
Reductions for tax positions of prior years	(5.2)	(4.7)	(11.9)
Reductions for tax positions due to statute of limitations	(8.7)	(0.9)	(1.2)
Settlements	(5.4)	(0.3)	(11.4)
Foreign currency translation	3.4	(2.9)	2.4
Balance at end of year	$ 116.7	$ 110.6	$ 98.6

Included in the unrecognized tax benefits balance at December 31, 2009, 2008 and 2007 are $63 million, $54 million and $53 million, respectively, of tax positions that would affect the annual effective tax rate if such benefits were recognized.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company’s provision for income taxes. During the year ended December 31, 2009 the company accrued approximately $2 million in interest. The company had approximately $12 million and $10 million for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, vehicles and other equipment under operating leases. Rental expense under all operating leases was approximately $121 million in 2009, $124 million in 2008 and $115 million in 2007. As of December 31, 2008, future minimum payments under operating leases with noncancelable terms in excess of one year were:

MILLIONS

2010	$ 61
2011	48
2012	33
2013	20
2014	16
Thereafter	25
Total	$ 203

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $48 million in 2010. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. At the end of 2008, $0.5 million of estimated losses were recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be less than the residual value guarantee. There was no reserve for estimated losses at the end of 2009.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $86 million in 2009 and 2008 and $83 million in 2007.

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

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include antitrust, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company’s results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charge, if any, would not have a material adverse effect on the company’s consolidated financial position.

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

As previously disclosed, an arbitration decision in conjunction with a settlement was rendered on September 24, 2007 concerning two California class action lawsuits involving wage hour claims affecting former and current employees of the company’s Pest Elimination Division. On August 19, 2009, a panel of the Court of Appeals of the State of California, Second Appellate District, denied the company’s appeal of the lower court’s confirmation of the arbitration decision relating to the settlement. The company determined not to seek further appeal. Accordingly, on October 13, 2009, the company paid the full judgment and settlement amount of $34.6 million, which included post-award interest and employer’s taxes, to the settlement administrator in final satisfaction of the two suits. The company had previously accrued for this payment.

The company is a defendant in three wage hour lawsuits in the Southern District of New York, one of which has been certified for class-action status. The company has entered into a settlement agreement covering these suits which has been preliminarily approved by the court and is subject to final approval. The company has fully accrued for the settlement amount, which is not material to the company’s consolidated results of operations or financial position.

The company is also currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. The company’s reserve for environmental remediation costs was approximately $4 million at December 31, 2009 and 2008. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $74 million and $70 million at December 31, 2009 and 2008, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

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

The following table sets forth information related to the company’s plans:

	U.S.		INTERNATIONAL		U.S. POSTRETIREMENT
	PENSION (a)		PENSION		HEALTH CARE
MILLIONS	2009	2008	2009	2008	2009	2008

Accumulated Benefit Obligation, end of year	$905.8	$782.0	$524.8	$347.0	$154.6	$157.0

Projected Benefit Obligation
Projected benefit obligation, beginning of year	$963.1	$882.7	$373.1	$506.0	$157.0	$164.9
Service cost	47.2	44.7	14.9	20.7	2.0	2.3
Interest	59.0	51.8	24.6	26.1	9.5	9.6
Participant contributions			3.0	2.6	3.4	3.0
Medicare subsidies received					0.6	0.2
Curtailments and settlements			(0.6)		1.4
Plan amendments			1.6	1.0
Actuarial loss (gain)	54.6	12.0	103.0	(91.3)	(2.7)	(12.6)
Benefits paid	(31.2)	(28.1)	(23.2)	(17.6)	(16.6)	(10.4)
Foreign currency translation			67.0	(74.4)
Projected benefit obligation, end of year	$1,092.7	$963.1	$563.4	$373.1	$154.6	$157.0
Plan Assets
Fair value of plan assets, beginning of year	$572.7	$811.8	$225.2	$311.3	$18.2	$29.6
Actual returns on plan assets	127.8	(289.6)	33.2	(46.3)	2.4	(9.4)
Company contributions	229.5	78.6	26.8	26.8	7.4	7.0
Participant contributions			3.0	2.6	1.3	1.4
Settlements			(0.6)
Benefits paid	(31.2)	(28.1)	(23.2)	(17.6)	(16.6)	(10.4)
Foreign currency translation			35.0	(51.6)
Fair value of plan assets, end of year	$898.8	$572.7	$299.4	$225.2	$12.7	$18.2
Funded Status, end of year	$(193.9)	$(390.4)	$(264.0)	$(147.9)	$(141.9)	$(138.8)

Amounts recognized in Consolidated Balance Sheet:
Other assets			$9.8	$12.1
Other current liabilities	$(6.7)	$(8.2)	(8.5)	(7.6)	$(1.8)	$(1.3)
Post retirement healthcare and pension benefits	(187.2)	(382.2)	(265.3)	(152.4)	(140.1)	(137.5)
Net liability	$(193.9)	$(390.4)	$(264.0)	$(147.9)	$(141.9)	$(138.8)

Amounts recognized in Accumulated
Other Comprehensive Loss:
Unrecognized net actuarial loss	$532.8	$546.4	$121.1	$26.9	$22.9	$31.0
Unrecognized net prior service costs (benefits)	2.6	3.1	1.6	0.1	(0.1)	(6.6)
Tax benefit	(207.5)	(212.9)	(37.4)	(10.3)	(9.9)	(13.0)
Accumulated other comprehensive loss, net of tax	$327.9	$336.6	$85.3	$16.7	$12.9	$11.4

Change in Accumulated Other Comprehensive Loss:
Amortization of net actuarial loss	$(15.9)		$(2.1)		$(4.3)
Amortization of prior service benefits (costs)	(0.5)		(0.3)		6.5
Current period net actuarial loss (gain)	2.3		86.2		(3.8)
Current period prior service costs			1.6
Tax expense (benefit)	5.4		(30.4)		3.1
Foreign currency translation			13.6
Other comprehensive loss (income)	$(8.7)		$68.6		$1.5

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2010 are as follows:

	U.S.	INTERNATIONAL	U.S. POSTRETIREMENT
MILLIONS	PENSION(a)	PENSION	HEALTH CARE
Net actuarial loss	$ 24.7	$ 4.3	$ 2.0
Net prior service costs/(benefits)	0.5	0.4	(0.4)
Total	$ 25.2	$ 4.7	$ 1.6

(a) Includes qualified and non-qualified plans.

These plans include various U.S., international and postretirement healthcare plans, which are funded consistent with local practices and requirements. These plans also include the U.S. non-qualified pension plan which is not funded. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2009	2008

Aggregate projected benefit obligation	$ 519.4	$1,220.3
Accumulated benefit obligation	468.7	1,027.4
Fair value of plan assets	175.5	678.7

2008 amounts included the U.S. qualified pension plan. 2009 amounts do not include the U.S. qualified plan because the plan’s assets were greater than its accumulated benefit obligation as of December 31, 2009.

Plan Assets

The fair value of plan assets is determined by using a fair value methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market (Level 1). The next category is for values measured using significant observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The last category is for fair value measurements based on significant unobservable inputs (Level 3).

United States

The fair value of the company’s U.S. plan assets and the target allocation percentages for its defined benefit pension and postretirement health care benefits plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS
DECEMBER 31 (%)	2009	2008	2009	2008

Cash	-	-	10%	-
Equity securities:
Large cap equity	35%	43%	40	42%
Small cap equity	10	12	10	11
International equity	13	15	12	14
Fixed income:
Corporate bonds	-	3	-	3
Government bonds	22	22	19	23
Other:
Real estate	5	5	3	7
Hedge funds	6	-	6	-
Private equity	5	-	-	-
Alternative investments	4	-	-	-
Total	100%	100%	100%	100%

	FAIR VALUE AS OF DECEMBER 31, 2009
MILLIONS	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 97.5			$ 97.5
Equity securities:
Large cap equity	366.9			366.9
Small cap equity	88.5			88.5
International equity	110.3			110.3
Fixed income:
Government bonds	170.8			170.8
Other:
Real estate		25.1		25.1
Hedge funds			49.3	49.3
Private equity			3.1	3.1
Total	$ 834.0	$ 25.1	$ 52.4	$ 911.5

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2008	-	-
Actual return on plan assets
Unrealized gains (losses)	$ 1.0	$ 1.1
Realized gains (losses)	(0.1)	(0.3)
Purchases, sales or settlements	48.4	2.3
Transfers in and/or out	-	-
Ending balance at December 31, 2009	$ 49.3	$ 3.1

The company is responsible for the valuation process and seeks to obtain quoted market prices for all securities. When quoted market prices are not available, a number of methodologies are used to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible. The company reviews the values generated by those models for reasonableness and, in some cases, further analyzes and researches values generated to ensure their accuracy, which includes reviewing other publicly available information.

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

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company has no significant concentration of risk in its U.S. plan assets.

International

The fair value of the company’s international plans and the allocation of plan assets for its defined benefit pension plans are as follows:

ASSET	PERCENTAGE
CATEGORY	OF PLAN ASSETS
	2009	2008
DECEMBER 31 (%)
Cash	1%
Equity securities:
International equity	38	38%
Fixed income:
Corporate bonds	26
Government bonds	15
Total fixed income	41	42
Other:
Real estate	4	3
Insurance contracts	16	14
Other		3
Total	100%	100%

		FAIR VALUE AS OF
		DECEMBER 31, 2009
MILLIONS	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$6.0			$6.0
Equity securities:
International equity	114.0			114.0
Fixed income:
Corporate bonds	77.6			77.6
Government bonds	44.8			44.8
Other:
Real estate		10.0		10.0
Insurance contracts		47.0		47.0
Total	$242.4	$57.0		$299.4

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no investments that are level 3 in its international plan assets. The company has no significant concentration of risk in its international plan assets.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations was:

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

MILLIONS	2009	2008	2007	2009	2008	2007	2009	2008	2007

Service cost - employee benefits earned during the year	$47.2	$44.7	$43.2	$14.9	$20.7	$20.3	$2.0	$2.3	$2.6
Interest cost on benefit obligation	59.0	51.8	47.5	24.6	26.1	22.4	9.5	9.6	9.6
Expected return on plan assets	(75.5)	(70.3)	(65.8)	(16.4)	(18.8)	(16.1)	(1.4)	(2.5)	(2.5)
Recognition of net actuarial loss	15.9	8.9	13.0	1.6	1.1	3.2	4.3	4.7	7.3
Amortization of prior service cost (benefit)	0.5	1.3	2.0	0.3	0.4	0.2	(5.9)	(6.4)	(6.4)
Curtailment loss				0.5		0.4	0.9
Total expense	$47.1	$36.4	$39.9	$25.5	$29.5	$30.4	$9.4	$7.7	$10.6

(a) Includes qualified and non-qualified plans

Plan Assumptions

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

	2009	2008	2007	2009	2008	2007	2009	2008	2007
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	5.84%	6.26%	5.99%	5.21%	6.39%	5.34%	5.84%	6.26%	5.99%
Projected salary increase	4.32	4.32	4.32	3.38	3.23	3.25
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	6.26	5.99	5.79	5.92	5.03	4.64	6.26	5.99	5.79
Expected return on plan assets	8.50	8.75	8.75	5.48	5.85	5.87	8.50%	8.75%	8.75%
Projected salary increase	4.32%	4.32%	4.32%	3.23%	3.14%	3.32%

(a) Includes qualified and non-qualified plans

The expected long-term rate of return used for the U.S. plans is generally based on the pension plan’s asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns. The expected return on plan assets for the U.S. plans was reduced by 0.25% to 8.50% for 2009 from 8.75% for 2008. This change reflected an assumption at the low end of the expected rate of return range, including a more conservative expectation of the impact of active management.

The expected long-term rate of return used in the company’s international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment.

For postretirement benefit measurement purposes as of December 31, 2009, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5% (for pre-age 65 retirees) and 8% (for post-age 65 retirees). The rates were assumed to decrease each year until they reach 5% in 2019 for both pre-age 65 retirees and post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE

Effect on total of service and interest cost components	$ 0.6	$ (0.5)
Effect on postretirement benefit obligation	9.1	(7.8)

Amendments

During 2004, the American Jobs Creation Act of 2004 (the “Act”) added a new Section 409A to the Internal Revenue Code (the “Code”) which significantly changed the federal tax law applicable to amounts deferred after December 31, 2004 under non-qualified deferred compensation plans. In December 2004 the company amended the Supplemental Executive Retirement Plan (“SERP”) and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for “grandfathered” status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service issued final regulations with respect to the provisions of the Act in April 2007 and final amendments to comply with the Act were adopted by the company prior to the end of 2008. The final amendments restored benefits retroactive to January 1, 2005 and otherwise made changes to ensure compliance with Code Section 409A for post 2004 benefit accruals. Additionally, the company made minor amendments to the Non-Employee Director Stock Option and Deferred Compensation Plan and Mirror Savings Plan to allow for compliance with Code Section 409A. These amendments did not impact the company’s reported results of operations or financial position.

Cash Flows

As of year-end 2009, the company’s estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE
		SUBSIDY
MILLIONS	ALL PLANS	RECEIPTS

2010	$ 72	$ 1
2011	74	1
2012	86	1
2013	86	1
2014	94	1
2015-2019	595	9

The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is in compliance with all funding requirements of its U.S. pension and postretirement health care plans. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company estimates that it will contribute approximately $28 million to the international pension benefit plans during 2010.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan and ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company’s matching contributions are 100% vested immediately. Effective January 1, 2009, the plan was amended to allow the company’s matching contributions to be invested in the same investment funds as employee before tax contributions. Prior to 2009, the company’s matching contributions were invested in Ecolab common stock and employees were allowed to immediately re-allocate to other investment funds within the plan. The company’s contributions amounted to $22 million in 2009, $23 million in 2008 and $20 million in 2007.

16. OPERATING SEGMENTS

The company’s twelve operating segments have been aggregated into three reportable segments.

The “U.S. Cleaning & Sanitizing” reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare and Vehicle Care operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The “U.S. Other Services” reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments, respectively. These two operating segments are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company’s “U.S. Cleaning & Sanitizing” reportable segment. These operating segments are combined and disclosed as an “all other” category. Total service revenue for this segment was $381 million, $395 million and $371 million for 2009, 2008 and 2007, respectively.

The company’s “International” reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $171 million, $186 million and $193 million for 2009, 2008 and 2007, respectively.

The company evaluates the performance of its International operations based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “foreign currency translation” in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. The profitability of the company’s operating segments is evaluated by management based on operating income.

Consistent with the company’s internal management reporting, corporate operating income (loss) for 2009, 2008, 2007 includes $67.1 million, $25.9 million and $19.7 million, respectively, of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company’s business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 19%, 19% and 20% of consolidated net sales in 2009, 2008 and 2007, respectively. Sales of laundry products were approximately 11%, 11% and 10% of consolidated net sales in 2009, 2008 and 2007, respectively.

Property, plant and equipment, net, of the company’s U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	2009	2008

United States	$778.5	$782.5
International	397.7	352.7
Consolidated	$1,176.2	$1,135.2

Financial information for each of the company’s reportable segments is as follows:

	U.S.	U.S.			FOREIGN
	CLEANING &	OTHER	TOTAL		CURRENCY
MILLIONS	SANITIZING	SERVICES	U.S.	INTERNATIONAL	TRANSLATION	CORPORATE	CONSOLIDATED

NET SALES
2009	$ 2,663.3	$ 449.4	$ 3,112.7	$ 2,674.9	$ 113.0		$ 5,900.6
2008	2,660.8	469.3	3,130.1	2,650.7	356.7		6,137.5
2007	2,351.4	449.9	2,801.3	2,491.6	176.7		5,469.6

OPERATING INCOME (LOSS)
2009	495.2	65.7	560.9	209.0	15.3	$ (103.9)	681.3
2008	430.2	51.8	482.0	236.2	49.7	(55.1)	712.8
2007	394.0	40.7	434.7	247.3	27.4	(40.4)	669.0

DEPRECIATION & AMORTIZATION
2009	193.5	6.4	199.9	134.3			334.2
2008	184.3	6.2	190.5	144.2			334.7
2007	153.4	6.1	159.5	132.4			291.9

CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)
2009	184.6	4.0	188.6	108.7			297.3
2008	251.1	4.4	255.5	139.0			394.5
2007	216.5	11.8	228.3	133.2			361.5

TOTAL ASSETS
2009	1,999.2	199.2	2,198.4	2,525.4		297.1	5,020.9
2008	2,029.4	205.3	2,234.7	2,202.9		319.3	4,756.9

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST	SECOND	THIRD	FOURTH
MILLIONS, EXCEPT PER SHARE	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2009
Net sales
U.S. Cleaning & Sanitizing	$622.9	$671.1	$693.2	$676.1	$2,663.3
U.S. Other Services	107.1	115.3	117.6	109.4	449.4
International	625.0	656.4	692.0	701.5	2,674.9
Effect of foreign currency translation	(6.8)	(1.3)	43.6	77.5	113.0
Total	1,348.2	1,441.5	1,546.4	1,564.5	5,900.6
Cost of sales	707.9	725.1	763.9	781.1	2,978.0
Selling, general and administrative expenses	516.3	526.4	554.1	577.4	2,174.2
Special (gains) and charges	26.5	25.0	5.4	10.2	67.1
Operating income
U.S. Cleaning & Sanitizing	102.6	126.3	141.1	125.2	495.2
U.S. Other Services	13.2	18.3	18.4	15.8	65.7
International	21.6	51.9	71.0	64.5	209.0
Corporate	(39.1)	(31.7)	(13.2)	(19.9)	(103.9)
Effect of foreign currency translation	(0.8)	0.2	5.7	10.2	15.3
Total	97.5	165.0	223.0	195.8	681.3
Interest expense, net	15.8	15.2	15.1	15.1	61.2
Income before income taxes	81.7	149.8	207.9	180.7	620.1
Provision for income taxes	24.0	50.3	62.7	64.4	201.4
Net income including noncontrolling interest	57.7	99.5	145.2	116.3	418.7
Less: Net income attributable to noncontrolling interest	0.3	0.4	0.2	0.5	1.4
Net income attributable to Ecolab	$57.4	$99.1	$145.0	$115.8	$417.3
Net income attributable to Ecolab per common share
Basic	$0.24	$0.42	$0.61	$0.49	$1.76
Diluted	$0.24	$0.41	$0.60	$0.48	$1.74

Weighted-average common shares outstanding
Basic	236.1	236.5	237.0	237.1	236.7
Diluted	238.1	239.5	240.6	241.3	239.9

2008
Net sales
U.S. Cleaning & Sanitizing	$653.4	$663.7	$695.5	$648.2	$2,660.8
U.S. Other Services	110.4	120.9	124.7	113.3	469.3
International	609.0	660.2	684.1	697.4	2,650.7
Effect of foreign currency translation	85.1	125.2	122.0	24.4	356.7
Total	1,457.9	1,570.0	1,626.3	1,483.3	6,137.5
Cost of sales	738.3	798.8	834.3	770.2	3,141.6
Selling, general and administrative expenses	557.0	580.0	578.8	541.4	2,257.2
Special (gains) and charges	1.9	(19.3)	11.8	31.5	25.9
Operating income
U.S. Cleaning & Sanitizing	105.2	107.2	120.4	97.4	430.2
U.S. Other Services	7.0	13.0	17.9	13.9	51.8
International	45.2	62.8	66.7	61.5	236.2
Corporate	(6.8)	9.9	(19.4)	(38.8)	(55.1)
Effect of foreign currency translation	10.1	17.6	15.8	6.2	49.7
Total	160.7	210.5	201.4	140.2	712.8
Interest expense, net	14.8	15.3	16.0	15.5	61.6
Income before income taxes	145.9	195.2	185.4	124.7	651.2
Provision for income taxes	42.8	56.2	59.5	44.3	202.8
Net income including noncontrolling interest	103.1	139.0	125.9	80.4	448.4
Less: Net income (loss) attributable to noncontrolling interest	0.2	—	(0.3)	0.4	0.3
Net income attributable to Ecolab	$102.9	$139.0	$126.2	$80.0	$448.1
Net income attributable to Ecolab per common share
Basic	$0.42	$0.56	$0.51	$0.33	$1.83
Diluted	$0.41	$0.55	$0.50	$0.33	$1.80

Weighted-average common shares outstanding
Basic	247.0	247.1	247.5	239.9	245.4
Diluted	251.5	251.4	251.8	242.9	249.3

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2009.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Steven L. Fritze
Chairman of the Board,	Chief Financial Officer
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 26, 2010

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND

EMPLOYEES)	2009	2008	2007	2006

OPERATIONS
Net sales
United States	$3,112.7	$3,130.1	$2,801.3	$2,562.8
International (at average rates of currency exchange during the year)	2,787.9	3,007.4	2,668.3	2,333.0
Total	5,900.6	6,137.5	5,469.6	4,895.8
Cost of sales (including special (gains) and charges of $12.6 in 2009, $(0.1) in 2004, $(0.1) in 2003, $9.0 in 2002, $(0.6) in 2001 and $1.9 in 2000)	2,978.0	3,141.6	2,691.7	2,416.1
Selling, general and administrative expenses	2,174.2	2,257.2	2,089.2	1,866.7
Special (gains) and charges	67.1	25.9	19.7
Operating income	681.3	712.8	669.0	613.0
Gain on sale of equity investment
Interest expense, net	61.2	61.6	51.0	44.4
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	620.1	651.2	618.0	568.6
Provision for income taxes	201.4	202.8	189.1	198.6
Equity in earnings of Henkel-Ecolab
Income from continuing operations	418.7	448.4	428.9	370.0
Gain from discontinued operations
Changes in accounting principle
Net income including noncontrolling interest	418.7	448.4	428.9	370.0
Less: Net income attributable to noncontrolling interest	1.4	0.3	1.7	1.4
Net income attributable to Ecolab	417.3	448.1	427.2	368.6
Goodwill amortization adjustment
Net income excluding goodwill amortization	$417.3	$448.1	$427.2	$368.6
Net income attributable to Ecolab per common share, as reported
Basic - continuing operations	$1.76	$1.83	$1.73	$1.46
Basic - net income	1.76	1.83	1.73	1.46
Diluted - continuing operations	1.74	1.80	1.70	1.43
Diluted - net income	1.74	1.80	1.70	1.43
Net income excluding goodwill amortization per common share
Basic - continuing operations	1.76	1.83	1.73	1.46
Basic - net income	1.76	1.83	1.73	1.46
Diluted - continuing operations	1.74	1.80	1.70	1.43
Diluted - net income	$1.74	$1.80	$1.70	$1.43
Weighted-average common shares outstanding - basic	236.7	245.4	246.8	252.1
Weighted-average common shares outstanding - diluted	239.9	249.3	251.8	257.1
SELECTED INCOME STATEMENT RATIOS
Gross profit	49.5%	48.8%	50.8%	50.7%
Selling, general and administrative expenses	36.8	36.8	38.2	38.1
Operating income	11.5	11.6	12.2	12.5
Income from continuing operations before income taxes	10.5	10.6	11.3	11.6
Income from continuing operations	7.1	7.3	7.8	7.6
Effective income tax rate	32.5%	31.1%	30.6%	34.9%
FINANCIAL POSITION
Current assets	$1,814.2	$1,691.1	$1,717.3	$1,853.6
Property, plant and equipment, net	1,176.2	1,135.2	1,083.4	951.6
Investment in Henkel-Ecolab
Goodwill, intangible and other assets	2,030.5	1,930.6	1,922.1	1,614.2
Total assets	$5,020.9	$4,756.9	$4,722.8	$4,419.4
Current liabilities	$1,250.2	$1,441.9	$1,518.3	$1,502.8
Long-term debt	868.8	799.3	599.9	557.1
Postretirement health care and pension benefits	603.7	680.2	418.5	420.2
Other liabilities	288.6	256.5	243.2	252.7
Ecolab shareholders’ equity	2,000.9	1,571.6	1,935.7	1,680.2
Noncontrolling interest	8.7	7.4	7.2	6.4
Total equity	2,009.6	1,579.0	1,942.9	1,686.6
Total liabilities and equity	$5,020.9	$4,756.9	$4,722.8	$4,419.4
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$695.0	$753.2	$797.6	$627.6
Depreciation and amortization	334.3	334.7	291.9	268.6
Capital expenditures	252.5	326.7	306.5	287.9
Cash dividends declared per common share	$0.5750	$0.5300	$0.4750	$0.4150
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$967.3	$1,138.2	$1,003.4	$1,066.1
Total debt to capitalization	32.5%	41.9%	34.1%	38.7%
Book value per common share	$8.46	$6.65	$7.84	$6.69
Return on beginning equity	26.6%	23.1%	25.4%	22.4%
Dividends per share/diluted net income per common share	33.1%	29.4%	27.9%	29.0%
Net interest coverage	11.1	11.6	13.1	13.8
Year end market capitalization	$10,547.4	$8,301.7	$12,639.9	$11,360.4
Annual common stock price range	$47.88-29.27	$52.35-29.56	$52.78-37.01	$46.40-33.64
Number of employees	25,931	26,568	26,052	23,130

Results for 2008 through 1999 have been restated to reflect the retroactive application of ASC 810 Consolidation. Property, plant and equipment amounts for the years 2005 through 1999 have been restated to include capital software which was previously classified in other assets. Results for 2004 through 1999 have been restated to reflect the effect of retroactive application of ASC 718 Compensation - Stock Compensation. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary

2005	2004	2003	2002	2001	2000	1999

$2,327.4	$2,135.7	$2,014.8	$1,923.5	$1,821.9	$1,746.7	$1,605.4

2,207.4	2,049.3	1,747.0	1,480.1	498.8	484.0	444.4
4,534.8	4,185.0	3,761.8	3,403.6	2,320.7	2,230.7	2,049.8

2,248.8	2,033.5	1,846.6	1,688.7	1,121.1	1,056.9	963.9
1,743.0	1,656.1	1,458.7	1,302.9	896.4	862.4	803.0
	4.5	0.4	37.0	0.8	(20.7)
543.0	490.9	456.1	375.0	302.4	332.1	282.9
		11.1
44.2	45.3	45.3	43.9	28.4	24.6	22.7

498.8	445.6	421.9	331.1	274.0	307.5	260.2
178.7	161.9	160.2	131.3	110.5	124.4	106.4
				15.8	19.5	18.3
320.1	283.7	261.7	199.8	179.3	202.6	172.1
			1.9
			(4.0)		(2.5)
320.1	283.7	261.7	197.7	179.3	200.1	172.1
0.6	1.0	1.1	1.4	1.8	1.7	1.4
319.5	282.7	260.6	196.3	177.5	198.4	170.7
				18.5	17.8	16.6
$319.5	$282.7	$260.6	$196.3	$196.0	$216.2	$187.3

$1.25	$1.10	$1.00	$0.77	$0.70	$0.79	$0.66
1.25	1.10	1.00	0.76	0.70	0.78	0.66
1.23	1.09	0.99	0.76	0.68	0.76	0.63
1.23	1.09	0.99	0.75	0.68	0.75	0.63

1.25	1.10	1.00	0.77	0.77	0.86	0.72
1.25	1.10	1.00	0.76	0.77	0.85	0.72
1.23	1.09	0.99	0.76	0.75	0.83	0.70
$1.23	$1.09	$0.99	$0.75	$0.75	$0.82	$0.70
255.7	257.6	259.5	258.2	254.8	255.5	259.1
260.1	260.4	262.7	261.6	259.9	263.9	268.8

50.4%	51.4%	50.9%	50.4%	51.7%	52.6%	53.0%
38.4	39.6	38.8	38.3	38.6	38.7	39.2
12.0	11.7	12.1	11.0	13.0	14.9	13.8
11.0	10.6	11.2	9.7	11.8	13.8	12.7
7.1	6.8	7.0	5.9	7.7	9.1	8.4
35.8%	36.3%	38.0%	39.7%	40.3%	40.5%	40.9%

$1,421.7	$1,279.1	$1,150.3	$1,015.9	$929.6	$600.6	$577.3
868.0	867.0	769.1	716.1	668.4	512.6	454.4
					199.6	219.0
1,506.9	1,570.1	1,309.5	1,133.9	943.4	411.9	342.0
$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4	$1,724.7	$1,592.7

$1,119.4	$939.6	$851.9	$853.8	$828.0	$532.0	$470.7
519.4	645.5	604.4	539.7	512.3	234.4	169.0
302.0	270.9	249.9	207.6	183.3	117.8	97.5
201.7	257.3	195.9	140.5	117.4	68.9	84.0
1,649.2	1,598.1	1,321.1	1,119.8	896.7	767.7	768.8
4.9	4.8	5.7	4.5	3.7	3.9	2.7
1,654.1	1,602.9	1,326.8	1,124.3	900.4	771.6	771.5
$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4	$1,724.7	$1,592.7

$590.1	$570.9	$523.9	$412.7	$358.5	$309.8	$290.1
256.9	247.0	228.1	220.6	158.8	143.2	129.2
268.8	275.9	212.0	212.8	157.9	150.0	145.6
$0.3625	$0.3275	$0.2975	$0.2750	$0.2625	$0.2450	$0.2175

$746.3	$701.6	$674.6	$699.8	$745.7	$371.0	$281.1
31.1%	30.4%	33.7%	38.4%	45.3%	32.6%	26.7%
$6.49	$6.21	$5.13	$4.31	$3.51	$3.02	$2.97
20.0%	21.4%	23.3%	21.9%	23.1%	25.8%	24.6%
29.5%	30.0%	30.1%	36.7%	38.6%	32.7%	34.5%
12.3	10.8	10.1	8.5	10.6	13.5	12.5
$9,217.8	$9,047.5	$7,045.5	$6,432.0	$5,148.0	$5,492.1	$5,063.4
$37.15-30.68	$35.59-26.12	$27.92-23.08	$25.20-18.27	$22.10-14.25	$22.85-14.00	$22.22-15.85
22,404	21,338	20,826	20,417	19,326	14,250	12,870

effective November 30, 2001. Net income excluding goodwill amortization for 2001 through 1999 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if ASC 350 Intangibles - Goodwill and Other had been in effect since January 1, 1999. This non-GAAP measure is used to provide comparability of the company’s net income results. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003. Return on beginning equity is net income attributable to Ecolab divided by beginning Ecolab shareholders’ equity.