Form 10-K, Exhibit 13
period 2010-12-31
ECOLAB INC
filed 2011-02-25
CIK 31462

Exhibit (13)

MANAGEMENT’S DISCUSSION & ANALYSIS

Executive Summary

The following management discussion and analysis (“MD&A”) provides information that we believe is useful in understanding our operating results, cash flows and financial condition. This discussion contains various “Non-GAAP Financial Measures” and also contains various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found on pages 19 and 20.

In 2010, we delivered double-digit earnings growth despite continued mixed conditions in our end markets. While global hospitality markets showed improving trends and food and beverage and healthcare were generally steady, foodservice markets in the U.S. and Europe remained soft. We continued to focus on driving our sales, working to expand our market shares in all markets and regions; invest in new product development that provide outstanding results and enable customers to save labor, water and energy; make smart investments to sustain our growth in the future; and employ strategic acquisitions to bolster the current business and to develop new areas of growth.

At the same time, we also worked aggressively to improve our profitability and enhance our returns on investment. Numerous projects were undertaken to improve process efficiency, simplify and enhance our product portfolio, globalize purchasing, and optimize our business structure. The most significant of these was the new business systems installation in Europe, which will bring us an unprecedented range of tools and capabilities to unlock excess operational and structural costs in Europe and substantially improve margins there. Through these focused actions, we once again delivered for our shareholders in 2010, while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Both 2010 and 2009 results of operations included special gains and charges, as well as discrete tax items which impact the year over year comparisons.

Sales: Reported consolidated net sales increased 3% to $6.1 billion in 2010 from $5.9 billion in 2009. Net sales were slightly impacted by favorable foreign currency exchange compared to the prior year.

Gross Margin: Our reported gross margin improved to 50.5% of sales for 2010 compared to 49.5% of sales in 2009. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Operating Income: Reported operating income increased 18% to $807 million in 2010 compared to $681 million in 2009. Non-GAAP adjusted operating income, excluding the impact of special gains and charges, increased 7% in 2010. See the section entitled Non-GAAP Financial Measures on page 19 for further information on our Non-GAAP measures, and the Operating Income table on page 13.

Earnings Per Share: Reported diluted earnings per share increased 28% to $2.23 in 2010 compared to $1.74 for 2009. Special gains and charges and discrete tax items had no net impact on 2010 and negatively impacted 2009 by $0.25 per share due primarily to restructuring charges. Non-GAAP adjusted earnings per share, which exclude the impact of special gains and charges, and discrete tax items, increased 12% to $2.23 in 2010 compared to $1.99 in 2009.

See the section entitled Non-GAAP Financial Measures on page 19 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share (EPS) table on page 14.

Cash Flow: Cash flow from operating activities was $950 million in 2010. We continue to generate strong cash flow from operations, allowing us to make key investments in our business, pay down debt and provide returns to our shareholders through cash dividends and share repurchases.

Balance Sheet: Our balance sheet remained within the “A” categories of the major rating agencies during 2010 and exceeded our stated objective of having an investment grade balance sheet. Our strong balance sheet has allowed us to continue to have access to capital at attractive rates.

Return on Equity: Our return on beginning shareholders’ equity (net income attributable to Ecolab divided by beginning shareholders’ equity) for 2010 was 26.5%. This was the 19th consecutive year in which we achieved our long-term financial objective of at least 20% return on beginning shareholders’ equity.

Dividends: We increased our quarterly cash dividend 13% in December 2010 to an indicated annual rate of $0.70 per share for 2011. The increase represents our 19th consecutive annual dividend rate increase and the 74th consecutive year we have paid cash dividends. Our outstanding dividend record is a result of our excellent business model, and this year’s increase reflects our solid balance sheet, our outlook for further growth and our commitment to improving shareholder returns.

Europe Transformation: Following the recent implementation of new business systems in Europe, in February 2011, subsequent to our 2010 year end, we announced we have undertaken a comprehensive plan to substantially improve the efficiency and effectiveness of our Europe business, sharpen its competitiveness and accelerate its growth and profitability. As a part of this effort, we are developing plans for an accelerated restructure of our European operations in order to more quickly realize the benefits. We expect to incur a pretax restructuring charge of approximately $150 million ($125 million after tax) over the next three years, beginning in the first quarter of 2011, as the restructuring is rolled out. The restructuring and other cost savings actions are expected to result in annualized cost savings of approximately $120 million ($100 million after tax) when fully realized. See the section entitled Subsequent Events on page 19 for more details.

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

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $45 million and $52 million, as of December 31, 2010 and 2009, respectively. These amounts include our allowance for sales returns and credits of $7 million as of December 31, 2010 and $10 million as of December 31, 2009. Our bad debt expense as a percent of net sales was 0.3% in 2010 and 0.4% in 2009 and 2008. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

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

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans’ projected cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans decreased from $533 million to $500 million (before tax) as of December 31, 2009 and 2010, respectively, primarily due to amortization of existing unrecognized losses, partially offset by a decrease in our discount rate. In determining our U.S. pension and postretirement obligations for 2010, our discount rate decreased to 5.41% from 5.84% at year-end 2009 and our projected salary increase was unchanged at 4.32% . Our expected return on plan assets, used for determining 2010 and 2011 expense, was 8.50% and reflects our expected long-term returns on plan assets.

The effect on 2011 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2010 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2011 EXPENSE
Discount rate	-0.25 pts	$40.0	$4.8
Expected return on assets	-0.25 pts	N/A	$2.9

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLAN
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2011 EXPENSE
Discount rate	-0.25 pts	$4.7	$1.2
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

In the U.S. we have high deductible insurance policies for workers’ compensation, general liability and automotive liability losses, subject to per occurrence and liability limitations. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of the U.S., we are fully insured for losses, subject to annual insurance deductibles.

Share-Based Compensation

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting cancellation behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to vest or be forfeited. Estimating vesting includes assessing the probability of meeting service and performance conditions. If actual vesting or forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

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

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our U.S. federal income tax returns through 2006. There are specific positions within the 1999 through 2001 examinations that are still open with the IRS. The U.S. income tax returns for the years 2007 and 2008 are currently under audit. It is reasonably possible for the specific open positions within the 1999 through 2001 examinations to be settled in the next twelve months. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

Long-Lived, Intangible Assets and Goodwill

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

We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating segments. If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between its annual tests. Based on our testing, there has been no impairment of goodwill during the three years ending December 31, 2010. Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables.

During the second quarter ended June 30, 2010, we completed our annual test for goodwill impairment and we determined GCS Service required an updated fair value calculation due to soft sales and continued operating losses. We used both a discounted cash flow analysis and market valuations, including similar company market multiples and comparable transactions, to assess fair value. The estimated fair value of the GCS Service business is based on a probability weighted-average of these various measures. Based on this analysis, it was determined that the fair value of the GCS Service reporting unit would have to decline by approximately 30% to indicate the potential for an impairment of their goodwill. Therefore, we believe that the estimated fair value of the GCS Service reporting unit substantially exceeds its carrying value and no adjustment to the $43 million carrying value of goodwill is necessary. The key assumptions utilized in determining fair value are revenue growth rates, operating margins and factors that impact the company’s weighted-average cost of capital, including interest rates. Of these factors, the fair value estimate is most sensitive to changes in revenue growth rates which could be adversely impacted by continued difficult economic conditions, uncertainty in the U.S. foodservice markets and the timing of adding new customers. GCS Service is included in our U.S. Other Services reportable segment.

RESULTS OF OPERATIONS

Net Sales

				PERCENT CHANGE
MILLIONS	2010	2009	2008	2010	2009
Net sales	$6,090	$5,901	$6,138	3%	(4)%

The components of the year-over-year net sales change are as follows:

PERCENT	2010	2009
Volume	2%	(3)%
Price changes	—	3
Acquisitions and divestitures	—	—
Fixed currency sales change	3	—
Foreign currency exchange	1	(4)
Total net sales change	3%	(4)%

Note: Amounts in table above do not necessarily sum due to rounding.

Gross Margin

	2010	2009	2008
Gross profit as a percent of net sales	50.5%	49.5%	48.8%

Our gross profit margin (“gross margin”) (defined as the difference between net sales less cost of sales, divided by net sales) increase in 2010 over 2009 was driven by volume gains, favorable delivered product costs (includes raw materials, freight and fuel) and cost savings actions. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Our gross margin increase in 2009 over 2008 was driven by pricing and cost-saving initiatives, which more than offset lower sales volume, higher delivered product costs and restructuring charges included in cost of sales.

Selling, General and Administrative Expenses

	2010	2009	2008
Selling, general & administrative expenses as a percent of net sales	37.1%	36.8%	36.8%

Selling, general and administrative expenses as a percentage of consolidated net sales increased to 37.1% compared to 36.8% in 2009. Investments in the business and cost increases more than offset savings from last year’s restructuring and leverage from sales gains. We continue to make key business investments that drive innovation and efficiency, through R&D and information technology systems.

Selling, general and administrative expenses as a percentage of consolidated net sales were 36.8% for both 2009 and 2008. The savings from restructuring, pricing leverage and well-managed spending were offset by a sales decline, investments and other cost increases during 2009.

Special Gains and Charges

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2010	2009	2008
Cost of sales
Restructuring charges	$—	$12.6	$—
Special (gains) and charges
Restructuring charges	—	59.9	—
Venezuela currency devaluation	4.2	—	—
Business structure and optimization	10.9	2.8	25.6
Business write-downs and closures	(1.4)	2.4	19.1
Gain on sale of plant	—	—	(24.0)
Gain on sale of businesses	—	—	(1.7)
Gain on sale of investments	(5.9)	—	—
Other items	(0.3)	2.0	6.9
Subtotal	7.5	67.1	25.9
Total	$7.5	$79.7	$25.9

Special gains and charges in 2010 include costs to optimize our organizational structure, $8.5 million of which were recorded in the fourth quarter. In the third quarter of 2010, the company sold an investment in a small U.S. business and recognized a $5.9 million gain on the sale. The investment was not material to our consolidated results of operations or financial position.

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). We are remeasuring the financial statements of our Venezuelan subsidiary using the official exchange rate of 4.30 Bolivars to U.S. dollar. As a result of the devaluation, we recorded a charge of $4.2 million in the first quarter of 2010 due to the remeasurement of the local balance sheet. We are unable to predict the ongoing currency gains and losses for the remeasurement of the balance sheet, but do not expect these gains and losses to have a material impact on our future consolidated results of operations or financial position.

In the first quarter of 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company’s global workforce and the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $72.5 million ($52.0 million after tax) or $0.22 per diluted share during 2009. The restructuring was completed as of the end of 2009. These actions provided annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of approximately $50 million realized in 2009. Further details related to the restructuring are included in Note 3.

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

Operating Income

				PERCENT CHANGE
MILLIONS	2010	2009	2008	2010	2009
Reported GAAP operating income	$806.8	$681.3	$712.8	18%	(4)%
Adjustments:
Special gains and charges	7.5	79.7	25.9
Non-GAAP adjusted operating income	814.3	761.0	738.7	7	3
Effect of foreign currency translation	2.8	10.6	(22.9)
Non-GAAP adjusted fixed currency operating income	$817.1	$771.6	$715.8	6%	8%

Reported operating income increased 18% in 2010 compared to 2009. The operating income increase was impacted by the year over year decrease in special gains and charges and the favorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 7% in 2010. Excluding favorable currency exchange, adjusted fixed currency operating income increased 6% in 2010 as sales gains, favorable delivered product costs, and savings from last year’s restructuring more than offset continued investment in the business and other cost increases.

Reported operating income declined 4% in 2009 compared to 2008. The operating income decrease was impacted by the year over year comparison of special gains and charges and the unfavorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 3% in 2009. Excluding unfavorable currency exchange, adjusted fixed currency operating income increased 8% in 2009 as increased pricing and cost savings efforts more than offset increased raw material and other costs during the year.

Interest Expense, Net

Net interest expense totaled $59 million, $61 million and $62 million in 2010, 2009 and 2008, respectively. The decrease in our 2010 net interest expense compared to 2009 was due to lower commercial paper borrowing rates combined with lower borrowing amounts as well as lower interest expense related to hedging activities and higher interest income.

Provision for Income Taxes

The following table provides a summary of our reported tax rate:

PERCENT	2010	2009	2008
Reported tax rate	29.0%	32.5%	31.1%
Tax rate impact of:
Special gains and charges	(0.1)	(0.6)	0.2
Discrete tax items	1.0	(0.2)	0.3
Non-GAAP adjusted effective tax rate	29.9%	31.7%	31.6%

Our reported tax rate includes discrete impacts from special gains and charges and discrete tax events. Our adjusted effective tax rate decreased in 2010 compared to 2009 due primarily to increased benefits from the domestic manufacturing deduction in the U.S. Our adjusted effective tax rate in 2009 was comparable to 2008.

The 2010 reported tax rate was impacted by $8.9 million of tax items including $0.9 million of net tax benefits on special gains and charges as well as $8.0 million of discrete tax benefits. 2010 discrete tax benefits primarily include recognizing favorable settlements related to our 2002 through 2004 IRS appeals case and adjustments related to our prior year tax reserves. The discrete tax benefit for the year also includes a $6 million tax benefit from the settlement of an international tax audit recorded in the first quarter, offset by a $5 million charge also recorded in the first quarter due to the passage of the U.S. Patient Protection and Affordable Care Act which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of our deferred tax assets related to the subsidies, as well as a $2 million charge in the second quarter for the impact of international tax costs from optimizing our business structure.

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

Net Income Attributable to Ecolab

				PERCENT CHANGE
MILLIONS	2010	2009	2008	2010	2009
Reported GAAP net income	$530.3	$417.3	$448.1	27%	(7)%

Adjustments:
Special gains and charges	6.6	58.2	16.8
Discrete tax expense (benefit)	(8.0)	1.1	(1.9)
Non-GAAP adjusted net income	$528.9	$476.6	$463.0	11%	3%

Diluted Earnings Per Common Share (EPS)

				PERCENT CHANGE
DOLLARS	2010	2009	2008	2010	2009
Reported GAAP EPS	$2.23	$1.74	$1.80	28%	(3)%

Adjustments:
Special gains and charges	0.03	0.24	0.07
Discrete tax expense (benefit)	(0.03)	0.00	(0.01)
Non-GAAP adjusted EPS	$2.23	$1.99	$1.86	12%	7%

Note: Per share amounts do not necessarily sum due to rounding.

Net income attributable to Ecolab increased 27% to $530 million in 2010 compared to 2009. On a per share basis, diluted earnings per share increased 28% to $2.23. Amounts for both 2010 and 2009 include special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 11% and adjusted earnings per share increased 12%. Currency translation had a favorable impact of approximately $5 million, net of tax, or $0.02 per share for 2010 compared to 2009.

Net income attributable to Ecolab decreased 7% to $417 million in 2009 compared to 2008. On a per share basis, diluted earnings per share decreased 3% to $1.74. Amounts for both 2009 and 2008 include special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 3% and adjusted earnings per share increased 7%. Currency translation had an unfavorable impact of approximately $25 million, net of tax, or $0.10 per share for 2009 compared to 2008.

Segment Performance

Our operating segments are aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed foreign currency exchange rates used by management for 2010. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in “Effect of foreign currency translation” within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

				PERCENT CHANGE
MILLIONS	2010	2009	2008	2010	2009
Net sales
United States
Cleaning & Sanitizing	$2,722	$2,663	$2,661	2%	0%
Other Services	449	450	469	0	(4)
Total United States	3,171	3,113	3,130	2	(1)
International	3,016	2,922	2,895	3	1
Total	6,187	6,035	6,025	3	0
Effect of foreign currency translation	(97)	(134)	113
Consolidated	$6,090	$5,901	$6,138	3%	(4)%

U.S. Cleaning & Sanitizing sales increased 2% in 2010 compared to 2009 and were flat in 2009 versus 2008. Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Sales increased 1% in 2010 compared to 2009. 2010 sales benefited from new account gains and increased sales to distributors. We continued to experience mixed market trends in 2010 as room demand in the lodging market improved while overall foot traffic in the foodservice market continued to decline. While our markets are expected to remain soft over the near term, we remain confident in their long-term potential, and that our investments in business development and innovation will continue to deliver steady long-term growth.

Sales declined 3% in 2009 compared to 2008. New account gains, success with new products and appropriate pricing enabled us to outperform our markets in 2009 during the deep recession’s impact on the restaurant and lodging market environment. We saw strong results for our ApexTM solids warewashing line due to customer demand for energy and cost savings solutions.

Food & Beverage - Sales increased 3% in 2010 compared to 2009. Sales increased in almost all end markets, led by growth in food, beverage and agri markets, as corporate account wins and new products offset soft results in meat & poultry markets. Sales also benefited from improved water, energy and waste treatment capabilities.

Sales decreased 1% in 2009 compared to 2008 as good results for our core Food & Beverage business were offset by lower Ecovation sales. Excluding the impact of Ecovation, our core Food & Beverage business sales rose 5%. Food & Beverage enjoyed good gains in the dairy, beverage and food markets as pricing, corporate account wins and new products offset soft results in agri and meat & poultry markets. Ecovation experienced a sales decline in 2009 as the sales comparison was negatively impacted by the timing of a large Ecovation project sale in the first quarter of 2008, with the remainder of the unfavorability driven by delays in design/build projects due to the negative economic climate in 2009 which caused customers to be reluctant to make capital investments.

Kay - Sales were strong in 2010 growing 7% compared to 2009. Sales growth was led by new food retail accounts and success with new products and programs. Sales at Kay continue to benefit from good demand from existing and new food retail and quick service accounts.

Sales increased 9% in 2009 compared to 2008. Quick service restaurant sales experienced solid growth benefiting from new accounts, new product introductions and growth at existing customers. The food retail business showed strong results due to new account growth.

Healthcare - Sales increased 2% in 2010 compared to 2009. Gains in sales of infection barriers and surgical instrument cleaning products more than offset the prior year’s spike in demand due to H1N1 virus preparations and slowing healthcare market trends in the current year, including fewer patient visits and surgical procedures.

Sales increased 11% in 2009 compared to 2008. Business acquisitions contributed 2% to the year over year sales growth. Sales growth benefited from H1N1 related sales of hand sanitizers during 2009, as well as solid growth from our infection barrier business and hand hygiene products.

U.S. Other Services sales were flat in 2010 and declined 4% in 2009. Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Sales for 2010 declined 1% compared to 2009. Sales growth in food safety management services was offset by lower pest elimination contract and non-contract services. Gains in the quick service restaurant, grocery, healthcare and food & beverage plant markets were offset by slow conditions in other major markets.

Pest Elimination experienced a 1% sales decline in 2009 versus 2008 as weakness in full service restaurants and hospitality more than offset gains in the quick service restaurant and food & beverage plant markets. Both contract and non-contract services were lower. New account gains were offset by customer cancellations as our customers focused on reducing their spending due to the very weak economy in 2009.

GCS Service - Sales increased 1% in 2010 compared to 2009. Service and installed parts sales increased in 2010, benefiting from pricing gains and new accounts, which more than offset the impact of slow foodservice market conditions. Direct parts sales continued to be soft.

Sales declined 11% in 2009 compared to 2008. The difficult economic conditions and decline in the foodservice market caused existing customers to delay repairs and maintenance, and prospective customers to delay the start of new programs. We also chose to exit some low-margin business during 2009.

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Fixed currency International sales increased 3% and 1% in 2010 and 2009, respectively. When measured at public currency rates, International sales increased 5% and declined 7% in 2010 and 2009, respectively. Fixed currency sales changes for our International regions were as follows:

Europe, Middle East and Africa (EMEA) - Sales increased 1% in 2010 compared to 2009. Sales growth in the U.K. and Turkey were partially offset by lower sales in Italy and France. Sales in Germany were comparable to the prior year. From a divisional perspective, Europe’s Institutional sales increased due to new account gains. Food & Beverage and Pest Elimination sales increased during the year while Healthcare sales were flat compared to the prior year which included higher sales related to H1N1 virus preparations. Textile Care sales declined slightly in the current year.

Sales declined 2% in 2009 compared to 2008 as the significant slowdown in foodservice and hospitality markets in Europe more than offset sales growth in the Middle East and Africa. In Europe, sales growth in the U.K. was offset by lower sales in Germany, France and Italy as the region was negatively impacted by the global recession. From a divisional perspective, our Healthcare business showed solid growth in the region, benefiting from H1N1 related sales of hand sanitizers, while Institutional, Food & Beverage, Textile Care and Pest Elimination businesses all reported modest sales declines.

Asia Pacific - Sales increased 8% in 2010 compared to 2009 as the region showed a good recovery from last year’s low levels of business travel and tourism. Sales growth was driven by continued growth in China, Australia and New Zealand. From a division perspective, Institutional sales were strong as hotel occupancy levels improved and Asian economies recovered. Food & Beverage also continued to report strong sales growth, benefiting from increased product penetration and account gains.

Sales increased 4% in 2009 compared to the prior year. New customer account gains and increased product penetration in key markets helped overcome the impact of economic uncertainty and low levels of business travel and tourism in the region. Sales growth in the region was led by growth in Food & Beverage. From a country perspective, sales growth was driven by China, Australia and New Zealand.

Latin America - We continue to experience strong sales growth in Latin America as sales in the region increased 8% in 2010 compared to 2009. Sales were led by strong growth in Brazil, Mexico and Venezuela. Our Institutional, Food & Beverage and Pest Elimination businesses all reported increased sales growth. Sales benefited from new accounts and good demand in the beverage and brewery markets.

Sales increased 8% in 2009 compared to 2008. All businesses showed strong gains in the region against weak economic conditions. Growth was driven by new corporate account wins and increased product penetration within existing accounts. This helped to offset the economic slowdown brought about by the global recession and the initial H1N1 virus outbreak in Mexico that negatively impacted the tourism and lodging industry throughout the region. From a country perspective, sales were led by strong gains in Venezuela and Brazil.

Canada - Sales increased 4% in 2010 compared to the prior year. Sales continued to be led by strong growth from Food & Beverage and good growth from Institutional, offset partially by lower Healthcare sales as hospitals worked down their H1N1 related product inventories purchased in the prior year.

Sales increased 8% in 2009 compared to 2008. Sales growth was led by strong results from Food & Beverage, driven by new account gains and product price increases. Institutional also reported sales growth in 2009 led by pricing, success with distributor partners and new account wins during the year.

Operating Income by Reportable Segment

MILLIONS	2010	2009	2008
Operating income
United States
Cleaning & Sanitizing	$514	$495	$430
Other Services	71	66	52
Total United States	585	561	482
International	255	235	263
Total	840	796	745
Corporate	(30)	(104)	(55)
Effect of foreign currency translation	(3)	(11)	23
Consolidated	$807	$681	$713

Operating income as a percent of net sales
United States
Cleaning & Sanitizing	18.9%	18.6%	16.2%
Other Services	15.9	14.6	11.1
Total United States	18.5	18.0	15.4
International	8.4	8.0	9.1
Consolidated	13.2%	11.5%	11.6%

U.S. Cleaning & Sanitizing - Operating income increased 4% to $514 million in 2010 compared to 2009. As a percentage of net sales, operating income increased to 18.9% in 2010 from 18.6% in 2009. Sales gains and favorable delivered product costs more than offset cost increases to drive the increase in operating income.

U.S. Cleaning & Sanitizing operating income increased 15% to $495 million in 2009 compared to 2008. As a percentage of net sales, operating income increased to 18.6% in 2009 from 16.2% in 2008. Increased pricing, favorable delivered product costs and cost savings actions drove the significant operating income growth in 2009.

U.S. Other Services - Operating income increased 9% to $71 million in 2010 compared to 2009 led by continued improvement in GCS Service operating results. As a percentage of net sales, operating income increased to 15.9% in 2010 from 14.6% in 2009. Operating income growth was driven by pricing and cost savings actions which more than offset service delivery and other cost increases.

U.S. Other Services operating income increased 27% to $66 million in 2009 compared to 2008. As a percentage of net sales, operating income increased to 14.6% in 2009 from 11.1% in 2008. Operating income growth was driven by good operating income growth at Pest Elimination and significant improvement in GCS Service operating results compared to 2008. Operating income benefited from pricing, cost savings actions and well-managed spending.

International - Fixed currency operating income increased 8% to $255 million in 2010 compared to 2009. The International operating income margin was 8.4% in 2010 compared to 8.0% in 2009. Volume and pricing gains, favorable delivered product costs, and cost savings efforts more than offset continued investments in the business and increased costs. When measured at public currency rates, operating income increased 12% to $252 million in 2010 compared to 2009.

Fixed currency operating income decreased 12% in 2009 compared to 2008. The International operating income margin was 8.0% in 2009 compared to 9.1% in 2008. Pricing gains and cost savings efforts were unable to fully offset higher delivered product costs and other cost increases, and continued investment in the business. When measured at public currency rates, operating income declined 21% to $224 million in 2009 compared to 2008.

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

Corporate - The corporate segment includes special gains and charges reported on the Consolidated Statement of Income of $8 million, $80 million and $26 million for 2010, 2009 and 2008, respectively. It also includes investments in the development of business systems and other corporate investments we made during the last three years as part of our ongoing efforts to improve our efficiency and returns.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Significant changes in our financial position during 2010 included the following:

Total assets decreased to $4.9 billion as of December 31, 2010 from $5.0 billion at December 31, 2009. The decrease was primarily due to the impact of foreign currency exchange rates, which decreased the value of international assets on our balance sheet when translated into U.S. dollars, partially offset by an increase in cash and cash equivalents.

Total liabilities decreased to $2.7 billion at December 31, 2010 from $3.0 billion at December 31, 2009 primarily due to a decrease in our debt outstanding and a decrease in liabilities due to currency translation.

Total debt was $0.8 billion at December 31, 2010 and decreased from total debt of $1.0 billion at December 31, 2009. Our debt continued to be rated within the “A” categories by the major rating agencies during 2010. The decrease in total debt was primarily due to the paydown of our outstanding commercial paper. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 28% at year-end 2010 and 32% at year-end 2009. The debt to capitalization ratio was lower at year-end 2010 due to the decrease in debt as well as an increase in equity. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Operating Activities - Cash provided by operating activities increased to $950 million in 2010 compared to $695 million in 2009. 2010 operating cash flow benefited from improved earnings, lower pension contributions and lower restructuring payments. In 2010 we made no voluntary contributions to our U.S. pension plan compared to $225 million in 2009 and $75 million in 2008. Operating cash flow in 2009 was also negatively impacted by the payment of a $35 million legal settlement and restructuring payments of $50 million. Our bad debt expense decreased to $18 million or 0.3% of net sales in 2010 from $27 million or 0.4% of net sales in 2009. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted. Historically, we have had strong operating cash flow, and we anticipate this will continue. We expect to continue to use this cash flow to fund our ongoing operations and investments in the business, acquire new businesses and return cash to shareholders through dividend payments and share repurchases.

Investing Activities - Cash used for investing activities was $304 million in 2010 compared to $299 million in 2009. We continue to make investments in the business including merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. Cash paid for acquisitions increased in 2010 due to the acquisition of the commercial laundry division of Dober Chemical in the third quarter of 2010 and final payment made on the Ecovation acquisition. The Ecovation acquisition in 2008 included an indemnification escrow agreement. As part of the agreement, we deposited $21 million into an escrow account. In 2010 the final payment on the acquisition was settled and $4 million was paid to the seller and is included in the cash paid for businesses acquired while we retained the remaining $17 million. We continue to target strategic business acquisitions which complement our growth strategy. We also expect to continue to make capital investments and acquisitions in the future to support our long-term growth.

Financing Activities - Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. 2010 financing activities included a $74 million paydown of our U.S. commercial paper and $349 million of share repurchases. 2009 financing activities included a $242 million paydown of our U.S. commercial paper and $69 million of share repurchases. 2008 financing activities included the issuance of $250 million 4.875% senior notes and $337 million of share repurchases. Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives, to efficiently return capital to shareholders and for general corporate purposes. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In December 2010, we increased our indicated annual dividend rate by 13%. This represents the 19th consecutive year we have increased our dividend. We have paid dividends on our common stock for 74 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2010	$0.1550	$0.1550	$0.1550	$0.1750	$0.6400
2009	0.1400	0.1400	0.1400	0.1550	0.5750
2008	0.1300	0.1300	0.1300	0.1400	0.5300

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2011, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and additional short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company’s common stock.

As of December 31, 2010, we had $242 million of cash and cash equivalents on hand and expect our operating cash flow to remain strong. Additionally, we have a $600 million multi-year credit facility with a diverse group of banks which expires in June 2012. The credit facility supports our $600 million U.S. commercial paper program and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $600 million. Both programs are rated A-1 by Standard & Poor’s and P-1 by Moody’s.

In addition, we have other committed and uncommitted credit lines of $232 million with major international banks and financial institutions to support our general global funding needs. Approximately $200 million of these credit lines were undrawn and available for use as of our 2010 year end.

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

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$32	$32	$—	$—	$—
Commercial paper	—	—	—	—	—
Long-term debt	796	151	165	253	227
Capital lease obligations	17	6	8	3	—
Operating leases	206	67	79	35	25
Interest*	139	32	61	36	10
Benefit payments**	1,041	72	166	187	616
Total contractual cash obligations	$2,231	$360	$479	$514	$878

*                   Interest on variable rate debt was calculated using the interest rate at year-end 2010.

**              Benefit payments are estimated through 2020 and paid out of our pension and postretirement health care benefit plans.

In February 2011 we repaid our $150 million 6.875% notes when they became due. This amount is included in the long-term debt line of the preceding table due in less than one year.

As of December 31, 2010, our gross liability for uncertain tax positions was $66 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2011, based on plan asset values as of December 31, 2010. In January 2011 we made a $100 million voluntary contribution to our U.S. pension plan. We are in compliance with all funding requirements of our pension and postretirement health care plans. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $33 million in 2011. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $149 million of letters of credit ($56 million outstanding as of December 31, 2010) supporting domestic and international commercial relationships and transactions, primarily for our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

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

New Accounting Pronouncements

There were no new accounting pronouncements that were issued or became effective that have had or are expected to have a material impact on our consolidated financial statements.

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

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2010 and 2009, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

In November 2010, we announced we had agreed to purchase the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. Annual sales of the business to be acquired are approximately $55 million, with more than 85% of O.R. Solutions’ sales from custom fit sterile drapes. The purchase price is approximately $260 million. As of the date of this report, the transaction had not closed. Completion of the transaction is subject to receipt of regulatory clearance and satisfaction of other customary closing conditions. We expect to fund the acquisition cost initially by issuing U.S. commercial paper which we will likely refinance by issuing long-term notes.

In December 2010, subsequent to our fiscal year end for international operations, we completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, food service, hospitality and textile care markets. Annual sales of the business are approximately $55 million and will be included in our International reportable segment beginning in 2011.

In January 2011, we made a $100 million voluntary contribution to our U.S. pension plan.

In February 2011, we repaid our $150 million 6.875% notes when they became due.

Europe Transformation: Following the recent implementation of new business systems in Europe, in February 2011, we announced we have undertaken a comprehensive plan to substantially improve the efficiency and effectiveness of our Europe business, sharpen its competitiveness and accelerate its growth and profitability. As a part of this effort, we are developing plans for an accelerated restructure of our European operations in order to more quickly realize the benefits. We will work with our various works councils (worker representatives elected pursuant to local labor laws) in Europe to develop and finalize implementation plans in accordance with local labor laws and practices. As part of the restructuring, approximately 900 positions are expected to be eliminated.

The restructuring and other cost savings actions are expected to result in approximately $120 million ($100 million after tax) in annualized cost savings when fully realized, with approximately $4 million to $6 million ($3 million to $5 million after tax) realized in 2011. We expect to incur a pretax restructuring charge of approximately $150 million ($125 million after tax) over the next three years, beginning in the first quarter of 2011, as the restructuring is rolled out. Approximately $50 million to $70 million ($40 million to $60 million after tax) of that charge is expected to occur in 2011. We anticipate that approximately $125 million of the charge would represent cash expenditures.

It is foreseen that these actions will better align business and functional support by leveraging the new systems.

Major initiatives under development include:

•     Supply chain - significant realignment of the supply chain, including repositioning of the warehousing networks, better leveraged purchasing capabilities, formula and packaging simplification, manufacturing consolidation and streamlined support functions.

•     General and administrative (G&A) - shared and outsourced services, centralization of business functions, marketing channel optimization, simplification and automated manual tasks.

•     Division - streamlined marketing, business simplification, channel optimization, sales productivity and office consolidation.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These Non-GAAP measures include fixed currency sales and fixed currency operating income, adjusted operating income, adjusted fixed currency operating income, adjusted effective tax rate, adjusted net income attributable to Ecolab and adjusted diluted earnings per share amounts. We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special gains and charges items that are unusual in nature, significant in amount and important to an understanding of underlying business performance. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted operating income, adjusted fixed currency operating income, adjusted net income attributable to Ecolab and adjusted diluted earnings per share, which exclude special gains and charges and discrete tax items.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amount excludes the tax rate impact of special gains and charges and discrete tax items which do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales and fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our international sales and operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2010.

These measures are not in accordance with, or an alternative to GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the GAAP measures included in this MD&A and have provided reconciliations of reported GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

             economic trends and outlook

             demographic trends and their impact on end-markets

             focus areas in 2011

             benefits from planned initiatives

             benefits from new business systems

             margin improvements

             outlook for growth

             restructuring charges and cost savings

             bad debt and customer credit worthiness

             disputes, claims and litigation

             environmental contingencies

             returns on pension plan assets

             tax settlements

             currency gains and losses

             end-market trends and long-term potential

             investments

             sales and earnings growth

             cash flow

             business acquisitions

             dividends

             share repurchases

             debt repayments

             pension contributions

             liquidity requirements and borrowing methods

             impact of credit rating downgrade

             new accounting pronouncements

             regulatory clearance, completion and funding of pending acquisitions tax deductiblity of goodwill

             non performance of counterparties

             hedged transactions

             income taxes, including unrecognized tax benefits or uncertain tax positions

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company’s expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2010, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	2010	2009	2008
Net sales	$6,089.7	$5,900.6	$6,137.5
Operating expenses
Cost of sales (including special charges of $12.6 in 2009)	3,013.8	2,978.0	3,141.6
Selling, general and administrative expenses	2,261.6	2,174.2	2,257.2
Special gains and charges	7.5	67.1	25.9
Operating income	806.8	681.3	712.8
Interest expense, net	59.1	61.2	61.6
Income before income taxes	747.7	620.1	651.2
Provision for income taxes	216.6	201.4	202.8
Net income including noncontrolling interest	531.1	418.7	448.4
Less: Net income attributable to noncontrolling interest	0.8	1.4	0.3
Net income attributable to Ecolab	$530.3	$417.3	$448.1

Earnings attributable to Ecolab per common share
Basic	$2.27	$1.76	$1.83
Diluted	$2.23	$1.74	$1.80

Dividends declared per common share	$0.6400	$0.5750	$0.5300

Weighted-average common shares outstanding
Basic	233.4	236.7	245.4
Diluted	237.6	239.9	249.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$242.3	$73.6
Accounts receivable, net	999.6	1,016.1
Inventories	447.6	493.4
Deferred income taxes	78.9	83.9
Other current assets	101.5	147.2
Total current assets	1,869.9	1,814.2
Property, plant and equipment, net	1,148.3	1,176.2
Goodwill	1,329.3	1,414.1
Other intangible assets, net	282.5	312.5
Other assets	242.2	303.9
Total assets	$4,872.2	$5,020.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$189.2	$98.5
Accounts payable	349.3	360.9
Compensation and benefits	308.1	302.1
Income taxes	36.7	21.8
Other current liabilities	441.5	466.9
Total current liabilities	1,324.8	1,250.2
Long-term debt	656.4	868.8
Postretirement health care and pension benefits	565.8	603.7
Other liabilities	192.2	288.6
Shareholders’ equity (a)
Common stock	333.1	329.8
Additional paid-in capital	1,310.2	1,179.3
Retained earnings	3,279.1	2,898.1
Accumulated other comprehensive loss	(271.9)	(232.9)
Treasury stock	(2,521.3)	(2,173.4)
Total Ecolab shareholders’ equity	2,129.2	2,000.9
Noncontrolling interest	3.8	8.7
Total equity	2,133.0	2,009.6
Total liabilities and equity	$4,872.2	$5,020.9

(a)         Common stock, 400.0 million shares authorized, $1.00 par value, 232.5 million shares outstanding at December 31, 2010, 236.6 million shares outstanding at December 31, 2009.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2010	2009	2008
OpERATINg AcTIvITIES
Net income including noncontrolling interest	$531.1	$418.7	$448.4
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation and amortization	347.9	334.3	334.7
Deferred income taxes	(31.1)	88.1	80.6
Share-based compensation expense	29.2	37.3	33.6
Excess tax benefits from share-based payment arrangements	(16.9)	(7.7)	(8.2)
Pension and postretirement plan contributions	(46.6)	(263.7)	(112.4)
Pension and postretirement plan expense	90.8	82.0	73.6
Restructuring, net of cash paid	—	22.4	—
Gain on sale of plant	—	—	(24.5)
Business write-downs and closures	—	2.4	19.1
Other, net	1.8	12.9	5.3
Changes in operating assets and liabilities:
Accounts receivable	(39.3)	45.1	(89.9)
Inventories	18.6	13.0	(57.5)
Other assets	42.4	(30.7)	6.8
Accounts payable	6.8	(25.1)	30.0
Other liabilities	15.7	(34.0)	13.6
Cash provided by operating activities	950.4	695.0	753.2

INvESTINg AcTIvITIES
Capital expenditures	(260.5)	(252.5)	(326.7)
Capitalized software expenditures	(37.2)	(44.8)	(67.8)
Property sold	2.6	11.7	36.4
Businesses acquired and investments in affiliates, net of cash acquired	(43.4)	(14.4)	(203.8)
Sale of businesses	16.0	0.7	2.2
Receipt from indemnification escrow	21.0	—	—
Deposit into indemnification escrow	(2.1)	—	(21.0)
Cash used for investing activities	(303.6)	(299.3)	(580.7)

FINANcINg AcTIvITIES
Net issuances (repayments) of commercial paper and notes payable	(66.6)	(244.0)	(67.8)
Long-term debt borrowings	—	—	257.7
Long-term debt repayments	(7.4)	(6.4)	(3.9)
Reacquired shares	(348.8)	(68.8)	(337.2)
Cash dividends paid on common stock	(145.5)	(132.7)	(128.5)
Exercise of employee stock options	89.2	46.4	36.4
Excess tax benefits from share-based payment arrangements	16.9	7.7	8.2
Other, net	—	—	(0.5)
Cash used for financing activities	(462.2)	(397.8)	(235.6)

Effect of exchange rate changes on cash and cash equivalents	(15.9)	9.0	(7.6)

Increase (decrease) in cash and cash equivalents	168.7	6.9	(70.7)
Cash and cash equivalents, beginning of year	73.6	66.7	137.4
Cash and cash equivalents, end of year	$242.3	$73.6	$66.7

SUppLEMENTAL cASH FLOW INFORMATION
Income taxes paid	$209.6	$143.5	$100.4
Interest paid	63.3	66.4	64.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EQUITY

	ECOLAB SHAREHOLDERS
MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL ECOLAB SHAREHOLDERS’ EQUITY	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance December 31, 2007	$326.5	$1,015.2	$2,298.4	$63.1	$(1,767.5)	$1,935.7	$7.2	$1,942.9
Net income			448.1			448.1	0.3	448.4
Cumulative translation adjustment				(233.6)		(233.6)	(0.1)	(233.7)
Derivative instruments				13.8		13.8		13.8
Unrealized gains (losses) on securities				(0.4)		(0.4)	(0.2)	(0.6)
Pension and postretirement benefits				(202.0)		(202.0)		(202.0)
Total comprehensive income						25.9	—	25.9
Distributions to noncontrolling interests							(1.1)	(1.1)
Initial investment by noncontrolling interest							1.3	1.3
Cash dividends declared			(129.5)			(129.5)		(129.5)
Stock options and awards	1.5	75.3			(0.1)	76.7		76.7
Reacquired shares					(337.2)	(337.2)		(337.2)
Balance December 31, 2008	328.0	1,090.5	2,617.0	(359.1)	(2,104.8)	1,571.6	7.4	1,579.0
Net income			417.3			417.3	1.4	418.7
Cumulative translation adjustment				199.3		199.3	0.3	199.6
Derivative instruments				(12.0)		(12.0)		(12.0)
Unrealized gains (losses) on securities				0.3		0.3	0.1	0.4
Pension and postretirement benefits				(61.4)		(61.4)		(61.4)
Total comprehensive income						543.5	1.8	545.3
Distributions to noncontrolling interests							(0.3)	(0.3)
Purchase of shares from noncontrolling interest							(0.2)	(0.2)
Cash dividends declared			(136.2)			(136.2)		(136.2)
Stock options and awards	1.8	88.8			0.2	90.8		90.8
Reacquired shares					(68.8)	(68.8)		(68.8)
Balance December 31, 2009	329.8	1,179.3	2,898.1	(232.9)	(2,173.4)	2,000.9	8.7	2,009.6

Net income			530.3			530.3	0.8	531.1
Cumulative translation adjustment				(78.1)		(78.1)	(1.0)	(79.1)
Derivative instruments				0.2		0.2		0.2
Unrealized gains (losses) on securities				0.2		0.2		0.2
Pension and postretirement benefits				38.7		38.7		38.7
Total comprehensive income						491.3	(0.2)	491.1
Sale of noncontrolling interest							(4.7)	(4.7)
Cash dividends declared			(149.3)			(149.3)		(149.3)
Stock options and awards	3.3	130.9			0.9	135.1		135.1
Reacquired shares					(348.8)	(348.8)		(348.8)
Balance December 31, 2010	$333.1	$1,310.2	$3,279.1	$(271.9)	$(2,521.3)	$2,129.2	$3.8	$2,133.0

cOMMON STOcK AcTIvITY

	2010		2009		2008
YEAR ENDED DECEMBER 31 (SHARES)	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK
Shares, beginning of year	329,825,650	(93,230,909)	327,953,382	(91,773,833)	326,530,856	(79,705,760)
Stock options, shares	3,315,760	98,332	1,872,268	56,810	1,422,526	60,932
Stock awards, net issuances		112,080		27,342		45,336
Reacquired shares		(7,608,162)		(1,541,228)		(12,174,341)
Shares, end of year	333,141,410	(100,628,659)	329,825,650	(93,230,909)	327,953,382	(91,773,833)

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

Use of Estimates

The preparation of the company’s financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company’s critical accounting estimates include revene recognition, valuation allowances and accrued liabilities, actuarial determined liabilities, share-based compensation, income taxes, long-lived assets, intangible assets and goodwill.

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

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $7 million, $10 million and $9 million as of December 31, 2010, 2009 and 2008, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2010	2009	2008
Beginning balance	$52	$44	$43
Bad debt expense	18	27	23
Write-offs	(20)	(23)	(20)
Other*	(5)	4	(2)
Ending balance	$45	$52	$44

*              Other amounts are primarily the effects of changes in currency translation, allowance for returns and credits, and acquisitions.

Inventory Valuations

Inventories are valued at the lower of cost or market. U.S. chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 22% of consolidated inventories as of December 31, 2010 and 2009. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

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

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $306 million, $290 million and $286 million for 2010, 2009 and 2008, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, trademarks, patents, customer lists and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2010 and 2009.

The weighted-average useful life by type of asset at December 31, 2010 is as follows:

NUMBER OF YEARS
Customer relationships	12
Trademarks	19
Patents	13
Other technology	10

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a reduction to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is reduced, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS
2008	$48
2009	42
2010	41
2011	42
2012	40
2013	38
2014	29
2015	25

The company tests goodwill for impairment on an annual basis during the second quarter. The company’s reporting units are its operating segments. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company’s testing, there has been no impairment of goodwill during the three years ended December 31, 2010. There has been no impairment of goodwill since the adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.

During the second quarter ended June 30, 2010, the company completed its annual test for goodwill impairment. The company determined GCS Service required an updated fair value calculation due to soft sales and continued operating losses. The company uses both a discounted cash flow analysis and market valuations, including similar company market multiples and comparable transactions, to assess fair value. The estimated fair value of the GCS Service business is based on a probability weighted-average of these various measures. Based on this analysis, it was determined that the fair value of GCS Service reporting unit would have to decline by approximately 30% to indicate the potential for an impairment of their goodwill. Therefore, the company believes that the estimated fair value of the GCS Service reporting unit substantially exceeds its carrying value and no adjustment to the $43 million carrying value of goodwill is necessary. The key assumptions utilized in determining fair value are revenue growth rates, operating margins and factors that impact the company’s weighted-average cost of capital, including interest rates. Of these factors, the fair value estimate is most sensitive to changes in revenue growth rates which could be adversely impacted by continued difficult economic conditions, uncertainty in the U.S. foodservice markets and the timing of adding new customers. GCS Service is included in the company’s U.S. Other Services reportable segment.

The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTL	TOTAL
December 31, 2008	$443.6	$50.5	$494.1	$773.6	$1,267.7
Business acquisitions[1]	3.2		3.2	2.0	5.2
Business disposals				(0.2)	(0.2)
Foreign currency translation				141.4	141.4
December 31, 2009	446.8	50.5	497.3	916.8	1,414.1
Business acquisitions[1]	7.6		7.6	0.7	8.3
Business disposals				(2.6)	(2.6)
Foreign currency translation				(90.5)	(90.5)
December 31, 2010	$454.4	$50.5	$504.9	$824.4	$1,329.3

1 For 2010 and 2009, goodwill acquired is not expected to be tax deductible.

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

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2010	2009	2008
Net income attributable to Ecolab	$530.3	$417.3	$448.1
Weighted-average common shares outstanding
Basic	233.4	236.7	245.4
Effect of dilutive stock options, units and awards	4.2	3.2	3.9
Diluted	237.6	239.9	249.3
Earnings attributable to Ecolab per common share
Basic	$2.27	$1.76	$1.83
Diluted	$2.23	$1.74	$1.80
Anti-dilutive securities excluded from the computation of earnings per share	6.2	11.4	5.6

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. Grants to retirement eligible recipients (age 55 with required years of service) are attributed to expense using the non-substantive vesting method and are fully expensed over a six month period following the date of grant. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

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

New Accounting Pronouncements

There were no new accounting pronouncements that were issued or became effective that have had or are expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2010	2009	2008
Cost of sales
Restructuring charges	$—	$12.6	$—
Special gains and charges
Restructuring charges	—	59.9	—
Venezuela currency devaluation	4.2	—	—
Business structure and optimization	10.9	2.8	25.6
Business write-downs and closures	(1.4)	2.4	19.1
Gain on sale of plant	—	—	(24.0)
Gain on sale of businesses	—	—	(1.7)
Gain on sale of investment	(5.9)	—	—
Other items	(0.3)	2.0	6.9
Total	7.5	67.1	25.9
Total special gains and charges	$7.5	$79.7	$25.9

For segment reporting purposes, special gains and charges have been included in the company’s corporate segment, which is consistent with the company’s internal management reporting.

Special gains and charges in 2010 include costs to optimize the company’s business structure. In the third quarter of 2010, the company sold an investment in a small U.S. business and recognized a gain on the sale. The investment was not material to the company’s consolidated results of operations or financial position.

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are now recorded in income. On January 8, 2010 the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, the company recorded a charge in the first quarter of 2010 as shown in the table above due to the remeasurement of the local balance sheet using the “official” rate of exchange for the Bolivar Fuerte.

As previously disclosed, in 2009, the company completed restructuring and other cost-saving actions in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company’s global workforce and the reduction of plant and distribution center locations during 2009. As a result of these actions, the company recorded restructuring charges of $72.5 million ($52.0 million after tax) during 2009. The restructuring plan was finalized and all actions, except for certain cash payments, were completed during 2009.

The 2009 restructuring charges and subsequent reductions to the related liability accounts include the following:

MILLIONS	EMPLOYEE TERMINATION COSTS	DISPOSALS	OTHER	TOTAL
Twelve months ended December 31, 2009
Recorded expense and accrual	$65.3	$3.2	$4.0	$72.5
Cash payments	(48.9)		(1.2)	(50.1)
Non-cash charges		(3.2)	(1.4)	(4.6)
Currency translation	2.2			2.2
Restructuring liability, December 31, 2009	18.6	—	1.4	20.0

Twelve months ended December 31, 2010
Cash payments	(15.6)		(1.0)	(16.6)
Currency translation	(0.6)			(0.6)
Restructuring liability, December 31, 2010	$2.4	$—	$0.4	$2.8

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

Employee termination costs include personnel reduction related costs for severance, benefits and outplacement services. Asset disposals include inventory and intangible asset write-downs related to the discontinuance of product lines which are not consistent with the company’s long-term strategies. Other charges include one-time curtailment and settlement charges related to the company’s International pension plans and U.S. postretirement health care benefits plan, and lease terminations.

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

4. RELATED PARTY TRANSACTIONS

Henkel AG & Co. KGaA (“Henkel”) beneficially owned 72.7 million Ecolab common shares, or approximately 29.4%, of the company’s outstanding common shares on December 31, 2007. In November 2008, Henkel completed the sale of all 72.7 million shares held and is no longer a related party. As part of the sale transaction, the company repurchased 11.3 million shares directly from Henkel for $300 million.

The company and its affiliates sold products and services in the aggregate amount of $8 million in 2008 to Henkel or its affiliates. The company purchased products and services in the amount of $73 million in 2008, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm’s length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

Significant business acquisitions made by the company were as follows:

BUSINESS/ASSETS ACQUIRED	DATE OF ACQUISITION	SEGMENT	ESTIMATED ANNUAL SALES PRE-ACQUISITION (MILLIONS) (UNAUDITED)
2010
Dober laundry division	September	U.S. C&S	$37
		(Textile Care)

2009
ISS	October	International	6
		(EMEA)

Stackhouse	February	U.S. C&S	4
		(Healthcare)

2008
Ecovation, Inc.	February	U.S. C&S	50
		(Food & Beverage)

Novartis-Ireland dairy hygiene business	January	International	3
		(EMEA)

In November 2010, the company announced it has agreed to purchase the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. Annual sales of the business to be acquired are approximately $55 million. The purchase price is approximately $260 million. As of the date of this report, the transaction has not yet been completed. Completion of the transaction is subject to receipt of regulatory clearance and satisfaction of other customary closing conditions.

In December 2010, subsequent to the company’s 2010 year end for international operations, the company completed the purchase of selected assets of the Cleantec business of Campbell Brothers Ltd. in Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, food service, hospitality and commercial laundry markets. Annual sales of the business acquired are approximately $55 million.

In September 2010, the company acquired the commercial laundry division of Dober Chemical Corp. The acquisition strengthens the company’s U.S. and Canada Textile Care business by adding customer relationships and business scale, as well as important customer technology.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. The company recorded a $21 million contingent liability related to the acquisition and deposited $21 million into an escrow account at the time of closing. In 2010, final payment on the acquisition was settled and $4 million was paid to the seller and the remaining $17 million was returned to the company.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Acquisitions in 2010, 2009 and 2008 were not material to the company’s consolidated financial statements; therefore pro forma financial information is not presented. The aggregate purchase price of acquisitions and investments in affiliates has been reduced for any cash or cash equivalents acquired with the acquisitions.

Based upon purchase price allocations, the components of the aggregate cash paid for acquisitions and investment in affiliates are shown in the table below.

MILLIONS	2010	2009	2008
Net tangible assets acquired (liabilities assumed)	$17	$(1)	$15
Identifiable intangible assets
Customer relationships	11	3	11
Patents	—	1	26
Trademarks	1	1	16
Other intangibles	6	5	10
Total	18	10	63

Goodwill	8	5	126
Net cash paid for acquistions	$43	$14	$204

In August 2010, the company sold an investment in a small U.S. business and realized a gain of $5.9 million. The gain was reported in special gains and charges.

The company had no significant business dispositions in 2009 or 2008.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2010	2009
Accounts receivable, net
Accounts receivable	$1,044.5	$1,068.5
Allowance for doubtful accounts	(44.9)	(52.4)
Total	$999.6	$1,016.1
Inventories
Finished goods	$254.2	$293.4
Raw materials and parts	216.1	222.9
Inventories at FIFO cost	470.3	516.3
Excess of FIFO cost over LIFO cost	(22.7)	(22.9)
Total	$447.6	$493.4
Property, plant and equipment, net
Land	$28.4	$28.8
Buildings and improvements	279.9	281.0
Leasehold improvements	75.9	69.5
Machinery and equipment	699.1	718.0
Merchandising equipment	1,419.2	1,424.2
Capitalized software	321.2	236.6
Construction in progress	48.9	108.4
	2,872.6	2,866.5
Accumulated depreciation	(1,724.3)	(1,690.3)
Total	$1,148.3	$1,176.2
Other intangible assets, net
Cost
Customer relationships	$276.0	$296.0
Trademarks	111.3	115.7
Patents	79.0	74.8
Customer lists	5.6	5.6
Other	73.3	68.6
	545.2	560.7
Accumulated amortization
Customer relationships	(159.5)	(157.7)
Trademarks	(41.0)	(39.4)
Patents	(28.2)	(22.5)
Customer lists	(5.5)	(5.5)
Other	(28.5)	(23.1)
Total	$282.5	$312.5
Other assets
Deferred income taxes	$112.0	$139.6
Pension	1.5	9.8
Other	128.7	154.5
Total	$242.2	$303.9

DECEMBER 31 (MILLIONS)	2010	2009
Short-term debt
Commercial paper	$—	$74.4
Notes payable	32.4	16.2
Long-term debt, current maturities	156.8	7.9
Total	$189.2	$98.5
Other current liabilities
Discounts and rebates	$220.7	$218.5
Dividends payable	40.7	36.8
Interest payable	9.3	9.6
Taxes payable, other than income	49.2	57.8
Foreign exchange contracts	5.1	5.7
Restructuring	2.8	20.0
Other	113.7	118.5
Total	$441.5	$466.9
Long-term debt
4.875% senior notes, due 2015	$248.8	$248.5
4.355% series A senior notes, due 2013	162.3	187.6
4.585% series B senior notes, due 2016	227.2	262.6
6.875% notes, due 2011	150.0	149.9
Capital lease obligations	17.5	18.1
Other	7.4	10.0
	813.2	876.7
Long-term debt, current maturities	(156.8)	(7.9)
Total	$656.4	$868.8
Other liabilities
Deferred income taxes	$65.3	$86.7
Income taxes payable - noncurrent	38.1	82.7
Other	88.8	119.2
Total	$192.2	$288.6
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments, net of tax	$(3.3)	$(3.7)
Unrecognized pension and postretirement benefit expense, net of tax	(387.4)	(426.1)
Cumulative translation, net of tax	118.8	196.9
Total	$(271.9)	$(232.9)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2010 and 2009.

The multicurrency credit agreement supports the company’s $600 million U.S. commercial paper program and its $200 million European commercial paper program. Total combined borrowing under both programs may not exceed $600 million. The company had no outstanding U.S. commercial paper at December 31, 2010. The company had $74 million in outstanding U.S. commercial paper at December 31, 2009, with an average annual interest rate of 0.1% . The company had no commercial paper outstanding under its European commercial paper program at December 31, 2010 or 2009. Both programs were rated A-1 by Standard & Poor’s and P-1 by Moody’s as of December 31, 2010.

As of December 31, 2010 and 2009 the company had current notes payable of $32.4 million and $16.2 million, respectively. The weighted-average interest rate on notes payable was 6.0% in 2010 and 9.5% in 2009.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875% . The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

The company also has outstanding euro 300 million ($389 million as of December 31, 2010) aggregate principal amount of the company’s senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006.

As of December 31, 2010, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2011	$157
2012	7
2013	166
2014	4
2015	252

In February 2011, the company repaid its $150 million 6.875% notes when they became due. These notes are included in the 2011 amount in the table above.

7. INTEREST

MILLIONS	2010	2009	2008
Interest expense	$65.6	$67.5	$70.8
Interest income	(6.5)	(6.3)	(9.2)
Interest expense, net	$59.1	$61.2	$61.6

8. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

Fair Value of Financial Instruments

The company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, commercial paper, notes payable, foreign currency forward contracts and long-term debt.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, commercial paper and notes payable, approximate fair value because of their short maturities. The carrying amount of foreign exchange contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date (level 2 - significant other observable inputs). The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2010		2009
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt (including current maturities)	$813.2	$850.6	$876.7	$908.7

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

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2006 the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes. The settlement payment was recorded in AOCI and is recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur.

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

The following table summarizes the fair value of the company’s outstanding derivatives as of December 31. The amounts are included in other current assets and other current liabilities on the company’s balance sheet.

	ASSET DERIVATIVES		LIABILITY DERIVATIVES
MILLIONS	2010	2009	2010	2009
Derivatives designated as hedging instruments:

Foreign currency forward contracts	$0.5	$0.9	$3.2	$4.1

Derivatives not designated as hedging instruments:

Foreign currency forward contracts	1.3	2.3	1.9	1.6
Total	$1.8	$3.2	$5.1	$5.7

The company had foreign currency forward exchange contracts with notional values that totaled $433 million at December 31, 2010, and $356 million at December 31, 2009.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2010	2009
Unrealized gain (loss) recognized into AOCI (effective portion)
Foreign currency forward contracts	AOCI (equity)	$(2.5)	$(6.9)

Gain (loss) recognized in income (effective portion)
Foreign currency forward contracts	Sales	—	0.8
	Cost of sales	(4.1)	5.4
	SG&A	0.5	2.8
		(3.6)	9.0
Interest rate swap contract	Interest expense, net	(0.4)	(0.4)
	Total	$(4.0)	$8.6

Gain (loss) recognized in income (ineffective portion)
Foreign currency forward contracts	Interest expense, net	$(1.2)	$(1.3)

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2010	2009
Gain (loss) recognized in income
Foreign currency forward contracts	SG&A	$(5.4)	$1.6
	Interest expense, net	(5.5)	(7.0)
	Total	$(10.9)	$(5.4)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its euro 300 million ($389 million as of December 31, 2010) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries. Accordingly, the transaction gains and losses on the euronotes, which are designated and effective as hedges of the company’s net investments, have been included as a component of the cumulative translation adjustment account. Total transaction gains and losses related to the euronotes charged to shareholders’ equity were as follows:

MILLIONS	2010	2009
Transaction gains (losses), net of tax	$37.6	$(43.9)

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2010, 2009 and 2008. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.64 for 2010, $0.575 for 2009 and $0.53 for 2008.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2010.

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

The company reacquired 7,366,001 shares, 1,225,078 shares and 12,111,836 shares of its common stock in 2010, 2009 and 2008, respectively, through open and private market purchases. The 2008 reacquired shares include 11,346,098 shares purchased from Henkel as discussed in Note 4. The company also reacquired 242,161 shares, 316,150 shares and 62,505 shares of its common stock in 2010, 2009 and 2008, respectively, related to the exercise of stock options and the vesting of stock awards. In February 2010, the company’s Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of share-based compensation and for general corporate purposes. As of December 31, 2010, 5,354,783 shares remained to be purchased under the company’s repurchase authority. The company intends to repurchase all shares under this authorization, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

10. STOCK INCENTIVE AND OPTION PLANS

The company’s stock incentive and option plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31 were 11,608,387 for 2010, 2,376,663 for 2009 and 4,746,982 for 2008. Common shares available for grant reflect 12 million shares approved by shareholders in 2010 for issuance under the plans.

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

A summary of stock option activity and average exercise prices is as follows:

SHARES	2010	2009	2008
Granted	1,783,293	1,969,241	3,938,035
Exercised	(3,813,865)	(2,061,771)	(1,535,554)
Canceled	(243,607)	(340,391)	(196,165)

December 31:
Outstanding	19,988,025	22,262,204	22,695,125
Exercisable	16,091,416	17,315,445	16,314,069

AVERAGE PRICE PER SHARE	2010	2009	2008
Granted	$48.03	$45.03	$36.35
Exercised	28.46	24.95	25.33
Canceled	43.86	41.68	45.24

December 31:
Outstanding	38.66	36.22	34.51
Exercisable	37.42	34.73	32.04

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2010, 2009 and 2008 was $76 million, $35 million and $34 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2010, is as follows:

OPTIONS OUTSTANDING

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
$17.75-27.39	3,017,398	2.3 years	$25.60
29.29-34.08	2,666,385	4.7 years	33.74
34.26-35.26	2,197,535	3.9 years	34.50
35.63-36.67	3,273,129	7.9 years	35.63
37.91-45.58	2,931,204	5.6 years	44.61
45.67-48.06	3,333,027	9.2 years	46.92
48.35-51.52	2,569,347	6.5 years	49.49
	19,988,025	5.9 years	38.66

OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
$17.75-27.39	3,017,398	2.3 years	$25.60
29.29-34.08	2,653,851	4.7 years	33.75
34.26-35.26	2,197,535	3.9 years	34.50
35.63-36.67	2,190,293	7.9 years	35.63
37.91-45.58	2,765,216	5.5 years	44.64
45.67-48.06	697,776	7.9 years	45.89
48.35-51.52	2,569,347	6.5 years	49.49
	16,091,416	5.2 years	37.42

The total aggregate intrinsic value of in-the-money options outstanding as of December 31, 2010 was $239 million. The total aggregate intrinsic value of in-the-money options exercisable as of December 31, 2010 was $213 million.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2010	2009	2008
Weighted-average grant-date fair value of options granted at market prices	$10.11	$9.59	$7.75
Assumptions
Risk-free rate of return	2.0%	2.2%	1.9%
Expected life	6 years	5 years	6 years
Expected volatility	23.1%	23.3%	23.5%
Expected dividend yield	1.4%	1.4%	1.5%

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

The expense associated with shares of non-performance based restricted stock and stock units issued under the company’s stock incentive plans is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 60 months. Restricted stock awards are generally subject to forfeiture in the event of termination of employment.

A summary of non-vested stock option, PBRSU awards and restricted stock activity is as follows:

NON-VESTED AWARDS

	STOCK OPTIONS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE	PBRSU AWARDS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE	RESTRICTED STOCK AND STOCK UNITS	WEIGHTED- AVERAGE FAIR VALUE AT GRANT DATE
December 31, 2009	4,946,759	$9.54	434,640	$43.63	93,308	$43.05
Granted	1,783,293	10.11	423,890	45.76	110,565	44.79
Vested/Earned	(2,680,325)	9.71	—	—	(33,692)	46.39
Cancelled	(153,118)	9.53	(12,900)	43.63	(3,010)	42.09
December 31, 2010	3,896,609	$9.68	845,630	$44.70	167,171	$43.54

Total compensation expense related to share-based compensation plans was $29 million ($19 million net of tax benefit), $37 million ($24 million net of tax benefit) and $34 million ($22 million net of tax benefit) for 2010, 2009 and 2008, respectively.

As of December 31, 2010, there was $62 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2010	2009	2008
Domestic	$497.5	$452.7	$402.8
Foreign	250.2	167.4	248.4
Total	$747.7	$620.1	$651.2

The provision for income taxes consisted of:

MILLIONS	2010	2009	2008
Federal and state	$173.5	$56.3	$59.1
Foreign	74.2	57.0	63.1
Total current	247.7	113.3	122.2

Federal and state	(26.3)	93.2	79.1
Foreign	(4.8)	(5.1)	1.5
Total deferred	(31.1)	88.1	80.6
Provision for income taxes	$216.6	$201.4	$202.8

As of December 31, 2010, the company has federal net operating loss carryforwards of approximately $4 million which will be available to offset future taxable income. These carryforwards are expected to be used by 2018. The company also has various state net operating loss carryforwards that expire from 2011 to 2029. The company has recorded a valuation allowance on the portions of the state net operating loss carryforwards not expected to be utilized. As of December 31, 2010, the company has an unrealized capital loss of $9 million related to an investment impairment. The company has recorded a valuation allowance on the unrealized capital loss because it is more likely than not that it will not be realized.

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2010	2009
Deferred tax assets
Other accrued liabilities	$56.5	$62.4
Loss carryforwards	26.1	20.1
Share-based compensation	64.0	65.2
Pension and other comprehensive income	155.5	196.7
Foreign tax credits	22.4	5.1
Other, net	46.1	40.5
Valuation allowance	(11.2)	(14.9)
Total	359.4	375.1
Deferred tax liabilities
Property, plant and equipment basis differences	106.3	91.6
Intangible assets	132.2	148.9
Other, net	0.6	4.3
Total	239.1	244.8
Net deferred tax assets	$120.3	$130.3

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2010	2009	2008
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.9	2.4	2.3
Foreign operations	(4.5)	(2.7)	(4.1)
Domestic manufacturing deduction	(2.0)	(1.1)	(1.5)
Audit settlements and refunds	(1.3)
Non-taxable sale of plant and business			(1.5)
U.S.-German tax treaty ratification			(0.8)
Valuation allowance on investment impairment			0.9
Other, net	(0.1)	(1.1)	0.8
Effective income tax rate	29.0%	32.5%	31.1%

As of December 31, 2010, the company had undistributed earnings of international affiliates of approximately $1.0 billion. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. federal income tax returns through 2006. There are specific positions within the 1999 through 2001 examinations that are still open with the IRS. The U.S. income tax returns for the years 2007 and 2008 are currently under audit. It is reasonably possible for the specific open positions within the 1999 through 2001 examinations to be settled in the next twelve months. The company believes potential settlements could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $33 million during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2010, the company recognized a net discrete tax benefit of $8.0 million. The net discrete tax benefit in 2010 primarily included recognizing favorable settlements related to the company’s 2002 through 2004 U.S. Federal IRS appeals case, a favorable settlement of an income tax audit in Germany for the years 2003 through 2006 and adjustments related to prior year tax reserves. These benefits were partially offset by a $5 million charge due to the passage of the U.S. Patient Protection and Affordable Care Law which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of the company’s deferred tax assets related to the subsidies, as well as the negative impact of international tax costs from optimizing the company’s business structure.

During 2009, the company recognized discrete tax charges of $4.5 million related to optimizing its business structure.

During 2008, the company recognized a discrete $5.2 million reduction in income tax expense resulting from a new tax treaty between the U.S. and Germany that went into effect after ratification by the U.S. Senate. As a result of the treaty ratification, the company has greater assurance of favorable resolution on potential disputes between these two countries.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2010	2009	2008
Balance at beginning of year	$116.7	$110.6	$98.6
Additions based on tax positions related to the current year	10.4	16.0	10.9
Additions for tax positions of prior years	0.2	6.0	9.9
Reductions for tax positions of prior years	(9.1)	(5.2)	(4.7)
Reductions for tax positions due to statute of limitations	(6.8)	(8.7)	(0.9)
Settlements	(44.6)	(5.4)	(0.3)
Foreign currency translation	(0.6)	3.4	(2.9)
Balance at end of year	$66.2	$116.7	$110.6

Included in the gross liability for unrecognized tax benefits balance at December 31, 2010 is $54 million of tax positions that, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company’s provision for income taxes. During the year ended December 31, 2010 the company accrued approximately $2 million in interest. The company had approximately $4 million and $12 million of interest and penalties accrued at December 31, 2010 and 2009, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, vehicles and other equipment under operating leases. Rental expense under all operating leases was $121 million in 2010 and 2009 and $124 million in 2008. As of December 31, 2010, future minimum payments under operating leases with non-cancelable terms in excess of one year were:

MILLIONS
2011	$67
2012	49
2013	30
2014	20
2015	15
Thereafter	25
Total	$206

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $36 million in 2011. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $88 million in 2010 and $86 million in both 2009 and 2008.

14. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers compensation, general liability, automobile claims, health care claims, lawsuits, environmental matters and income taxes. The company also has contractual obligations including lease commitments.

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

Insurance: The company has high deductible insurance policies in the U.S. for workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis. Outside of the U.S. the company is fully insured for losses, subject to annual deductibles.

Litigation: The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time antitrust, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company’s results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the company’s consolidated financial position.

The company is a defendant in two wage hour lawsuits claiming violations of the Fair Labor Standards Act or a similar state law. One of the suits seeks certification of a national class and the other certification of a state class of certain Institutional division associates. Neither of the suits has been certified for class-action status. The suits are still in their initial phases.

Environmental matters: The company is currently participating in environmental assessments and remediation at twenty locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. The company’s reserve for environmental remediation costs was approximately $3 million and $4 million at December 31, 2010 and 2009, respectively. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

Lease commitments: Information on the company’s lease commitments and future minimum rental commitments under non-cancelable operating leases are disclosed in Note 12.

Taxes: The company is subject to ongoing tax audits in tax jurisdictions around the world. See Note 11 for further information on the company’s income taxes.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $75 million and $74 million at December 31, 2010 and 2009, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. International plans are funded based on local country requirements. Some of the company’s international plans are not required to be fully funded. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

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

The following table sets forth financial information related to the company’s pension and postretirement health care plans:

	U.S. PENSION (a)		INTERNATIONAL PENSION		U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2010	2009	2010	2009	2010	2009
Accumulated Benefit Obligation, end of year	$1,023.4	$905.8	$537.4	$524.8	$159.4	$154.6

Projected Benefit Obligation
Projected benefit obligation, beginning of year	1,092.7	963.1	563.4	373.1	154.6	157.0
Service cost	50.6	47.2	18.9	14.9	2.0	2.0
Interest	62.6	59.0	26.7	24.6	8.8	9.5
Participant contributions			3.2	3.0	3.5	3.4
Medicare subsidies received					0.7	0.6
Curtailments and settlements	(0.6)		(0.1)	(0.6)		1.4
Plan amendments	(39.8)			1.6
Actuarial loss (gain)	23.1	54.6	34.1	103.0	2.8	(2.7)
Benefits paid	(33.9)	(31.2)	(18.0)	(23.2)	(13.0)	(16.6)
Foreign currency translation			(48.8)	67.0
Projected benefit obligation, end of year	1,154.7	1,092.7	579.4	563.4	159.4	154.6
Plan Assets
Fair value of plan assets, beginning of year	898.8	572.7	299.4	225.2	12.7	18.2
Actual returns on plan assets	120.8	127.8	24.9	33.2	2.4	2.4
Company contributions	3.2	229.5	27.4	26.8	16.0	7.4
Participant contributions			3.2	3.0	1.5	1.3
Settlements				(0.6)
Benefits paid	(33.9)	(31.2)	(18.0)	(23.2)	(13.0)	(16.6)
Foreign currency translation			(18.4)	35.0
Fair value of plan assets, end of year	988.9	898.8	318.5	299.4	19.6	12.7
Funded Status, end of year	(165.8)	(193.9)	(260.9)	(264.0)	(139.8)	(141.9)

Amounts recognized in Consolidated Balance Sheet:
Other assets			1.5	9.8
Other current liabilities	(4.3)	(6.7)	(7.4)	(8.5)	(1.8)	(1.8)
Post retirement healthcare and pension benefits	(161.5)	(187.2)	(255.0)	(265.3)	(138.0)	(140.1)
Net liability	(165.8)	(193.9)	(260.9)	(264.0)	(139.8)	(141.9)

Amounts recognized in Accumulated
Other Comprehensive Loss:
Unrecognized net actuarial loss	499.9	532.8	134.6	121.1	18.1	22.9
Unrecognized net prior service costs (benefits)	(38.0)	2.6	1.2	1.6	0.3	(0.1)
Tax benefit	(179.3)	(207.5)	(41.3)	(37.4)	(8.1)	(9.9)
Accumulated other comprehensive loss, net of tax	282.6	327.9	94.5	85.3	10.3	12.9

Change in Accumulated Other Comprehensive Loss:
Amortization of net actuarial loss	(24.7)	(15.9)	(4.0)	(2.1)	(0.2)	(4.3)
Amortization of prior service benefits (costs)	(0.5)	(0.5)	(0.4)	(0.3)	0.4	6.5
Current period net actuarial loss (gain)	(7.6)	2.3	26.4	86.2	(4.6)	(3.8)
Current period prior service costs	(39.8)			1.6
Curtailment	(0.9)
Tax expense (benefit)	28.2	5.4	(7.7)	(30.4)	1.8	3.1
Foreign currency translation			(5.1)	13.6
Other comprehensive loss (income)	(45.3)	(8.7)	9.2	68.6	(2.6)	1.5

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2011 are as follows:

MILLIONS	U.S. PENSION (a)	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial loss	$31.8	$5.3	$0.2
Net prior service costs/(benefits)	(4.2)	0.1	0.1
Total	$27.6	$5.4	$0.3

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2010	2009
Aggregate projected benefit obligation	$526.4	$519.4
Accumulated benefit obligation	478.3	468.7
Fair value of plan assets	194.1	175.5

These plans include various international pension plans and the U.S. postretirement health care plan, which are funded consistent with local practices and requirements. These plans also include the U.S. non-qualified pension plan which is not funded.

Plan Assets

The fair value of plan assets is determined by using a fair value methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market (Level 1). The second category is for values measured using significant observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The third category is for fair value measurements based on significant unobservable inputs (Level 3).

Cash, equity securities and fixed income (Level 1): Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

Real estate and insurance contracts (Level 2): Valued based on inputs other than quoted prices that are observable for the securities.

Hedge funds and private equity (Level 3): Valued based on the net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available.

United States

The allocation and fair value of the company’s U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS
DECEMBER 31 (%)	2010	2009	2010	2009
Cash			2%	10%
Equity securities:
Large cap equity	35%	35%	43	40
Small cap equity	10	10	12	10
International equity	13	13	13	12
Fixed income:
Core fixed income	22	22	20	19
Other:
Real estate	5	5	3	3
Hedge funds	6	6	6	6
Private equity	5	5	1	—
Alternative investments	4	4	—	—
Total	100%	100%	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$19.7			$19.7
Equity securities:
Large cap equity	433.0
Small cap equity	120.0			433.0
International equity	135.5			120.0
Fixed income:				135.5
Core fixed income	205.4			205.4
Other:
Real estate		$28.9		28.9
Hedge funds			$55.4	55.4
Private equity			10.6	10.6
Total	$913.6	$28.9	$66.0	$1,008.5

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2009	$49.3	$3.1
Actual return on plan assets
Unrealized gains	2.6	1.1
Realized losses	—	(0.2)
Purchases	3.5	6.6
Sales	—	—
Settlements	—	—
Transfers in and/or out	—	—
Ending balance at December 31, 2010	$55.4	$10.6

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

International

The fair value of the company’s international plans and the allocation of plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS
	2010	2009
DECEMBER 31 (%)
Cash	1%	1%
Equity securities:
International equity	39	38
Fixed income:
Corporate bonds	24	26
Government bonds	15	15
Total fixed income	39	41
Other:
Real estate	4	4
Insurance contracts	17	16
Total	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$1.9			$1.9
Equity securities:
International equity	123.7			123.7
Fixed income:
Corporate bonds	77.2			77.2
Government bonds	47.3			47.3
Other:
Real estate		$12.3		12.3
Insurance contracts		56.1		56.1
Total	$250.1	$68.4		$318.5

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

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations:

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost - employee benefits earned during the year	$50.6	$47.2	$44.7	$18.9	$14.9	$20.7	$2.0	$2.0	$2.3
Interest cost on benefit obligation	62.6	59.0	51.8	26.7	24.6	26.1	8.8	9.5	9.6
Expected return on plan assets	(90.1)	(75.5)	(70.3)	(17.0)	(16.4)	(18.8)	(1.5)	(1.4)	(2.5)
Recognition of net actuarial loss	24.7	15.9	8.9	4.0	1.6	1.1	0.2	4.3	4.7
Amortization of prior service cost (benefit)	0.5	0.5	1.3	0.4	0.3	0.4	(0.4)	(5.9)	(6.4)
Curtailment loss	0.3			0.1	0.5			0.9
Total expense	$48.6	$47.1	$36.4	$33.1	$25.5	$29.5	$9.1	$9.4	$7.7

(a) Includes qualified and non-qualified plans

Plan Assumptions

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
PERCENT	2010	2009	2008	2010	2009	2008	2010	2009	2008
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	5.41%	5.84%	6.26%	4.62%	5.21%	6.39%	5.41%	5.84%	6.26%
Projected salary increase	4.32	4.32	4.32	3.40	3.38	3.23
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	5.84	6.26	5.99	5.21	6.39	5.03	5.84	6.26	5.99
Expected return on plan assets	8.50	8.50	8.75	6.22	5.48	5.85	8.50	8.50	8.75
Projected salary increase	4.32	4.32	4.32	3.38	3.23	3.14

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

For postretirement benefit measurement purposes as of December 31, 2010, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5% (for pre-age 65 retirees) and 8% (for post-age 65 retirees). The rates were assumed to decrease each year until they reach 5% in 2019 for both pre-age 65 retirees and post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE
Effect on total of service and interest cost components	$0.5	$(0.4)
Effect on postretirement benefit obligation	8.1	(7.0)

Amendments

In December 2010, the company amended the qualified and non-qualified U.S. pension plans to change the formula for benefit accruals in future years for certain plan participants. These amendments resulted in a decrease in the projected benefit obligation as of December 31, 2010.

Health Care Reform

In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act were signed into law in the U.S. These new laws impact active employees who receive health care coverage through an employer as well as retirees who have postretirement health care benefits. Many provisions of the new laws do not take effect until future years; however, accounting rules require the expected impact on the postretirement health care plan to be reflected in the current period, if material. Based on the company’s analysis of the new laws, the company concluded that the new laws are not a significant event for the plan and interim remeasurement was not required. As of the December 31, 2010 measurement date, the new laws decreased our postretirement health care benefits projected benefit obligation by $0.3 million.

Cash Flows

As of year-end 2010, the company’s estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2011	$72	$1
2012	85	1
2013	81	1
2014	87	1
2015	100	1
2016-2020	616	10

The company is in compliance with all funding requirements of its U.S. pension and postretirement health care plans. The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. In January 2011, the company made a $100 million voluntary contribution to the U.S. pension plan. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company estimates that it will contribute approximately $33 million to the international pension benefit plans during 2011.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan and ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company’s matching contributions are 100% vested immediately. The company’s contributions amounted to $23 million in 2010, $22 million in 2009 and $23 million in 2008.

16. OPERATING SEGMENTS

The company’s twelve operating segments have been aggregated into three reportable segments.

The “U.S. Cleaning & Sanitizing” reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Healthcare, Textile Care and Vehicle Care operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The “U.S. Other Services” reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments, respectively. These two operating segments are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company’s “U.S. Cleaning & Sanitizing” reportable segment. These operating segments are combined and disclosed as an “all other” category. Total service revenue for this segment was $379 million, $381 million and $395 million for 2010, 2009 and 2008, respectively.

The company’s “International” reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $183 million, $171 million and $186 million for 2010, 2009 and 2008, respectively.

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

Consistent with the company’s internal management reporting, corporate operating expense for 2010, 2009 and 2008 includes $7.5 million, $67.1 million and $25.9 million, respectively, of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company’s business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 19% of consolidated net sales in 2010, 2009, and 2008. Sales of laundry products were approximately 10% of consolidated net sales in 2010 and 11% in both 2009 and 2008.

Property, plant and equipment, net, of the company’s U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	2010	2009
United States	$628.4	$646.9
International	519.9	529.3
Consolidated	$1,148.3	$1,176.2

Financial information for each of the company’s reportable segments is as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES
2010	$2,721.9	$448.5	$3,170.4	$3,016.0	$(96.7)		$6,089.7
2009	2,663.3	449.4	3,112.7	2,921.9	(134.0)		5,900.6
2008	2,660.8	469.3	3,130.1	2,895.1	112.3		6,137.5
OPERATING INCOME (LOSS)
2010	513.9	71.4	585.3	254.7	(2.7)	$(30.5)	806.8
2009	495.2	65.7	560.9	235.0	(10.7)	(103.9)	681.3
2008	430.2	51.8	482.0	263.4	22.5	(55.1)	712.8
DEPRECIATION & AMORTIZATION
2010	184.3	5.4	189.7	158.2			347.9
2009	185.4	6.4	191.8	142.5			334.3
2008	182.7	6.2	188.9	145.8			334.7
CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)
2010	148.7	2.5	151.2	146.5			297.7
2009	145.5	4.0	149.5	147.8			297.3
2008	188.8	4.4	193.2	201.3			394.5
TOTAL ASSETS
2010	1,876.2	149.4	2,025.6	2,413.4		433.2	4,872.2
2009	1,915.5	152.1	2,067.6	2,656.2		297.1	5,020.9

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2010
Net sales
U.S. Cleaning & Sanitizing	$632.3	$689.3	$718.9	$681.4	$2,721.9
U.S. Other Services	104.7	114.9	117.6	111.3	448.5
International	699.6	749.6	775.5	791.3	3,016.0
Effect of foreign currency translation	(4.5)	(33.6)	(50.1)	(8.5)	(96.7)
Total	1,432.1	1,520.2	1,561.9	1,575.5	6,089.7
Cost of sales	716.7	750.0	763.4	783.7	3,013.8
Selling, general and administrative expenses	558.1	565.3	558.5	579.7	2,261.6
Special (gains) and charges	3.5	0.6	(5.1)	8.5	7.5
Operating income
U.S. Cleaning & Sanitizing	113.4	138.6	148.6	113.3	513.9
U.S. Other Services	14.6	18.6	19.7	18.5	71.4
International	37.2	55.1	80.1	82.3	254.7
Corporate	(11.9)	(6.9)	0.4	(12.1)	(30.5)
Effect of foreign currency translation	0.5	(1.1)	(3.7)	1.6	(2.7)
Total	153.8	204.3	245.1	203.6	806.8
Interest expense, net	15.0	15.0	14.9	14.2	59.1
Income before income taxes	138.8	189.3	230.2	189.4	747.7
Provision for income taxes	43.1	59.8	55.9	57.8	216.6
Net income including noncontrolling interest	95.7	129.5	174.3	131.6	531.1
Less: Net income attributable to noncontrolling interest	0.2	0.2	0.1	0.3	0.8
Net income attributable to Ecolab	$95.5	$129.3	$174.2	$131.3	$530.3
Earnings attributable to Ecolab per common share
Basic	$0.41	$0.55	$0.75	$0.57	$2.27
Diluted	$0.40	$0.54	$0.74	$0.56	$2.23
Weighted-average common shares outstanding

Basic	235.4	233.4	232.8	232.1	233.4
Diluted	239.0	237.4	237.0	236.4	237.6

2009
Net sales
U.S. Cleaning & Sanitizing	$622.9	$671.1	$693.2	$676.1	$2,663.3
U.S. Other Services	107.1	115.3	117.6	109.4	449.4
International	683.5	716.7	755.2	766.5	2,921.9
Effect of foreign currency translation	(65.3)	(61.6)	(19.6)	12.5	(134.0)
Total	1,348.2	1,441.5	1,546.4	1,564.5	5,900.6
Cost of sales	707.9	725.1	763.9	781.1	2,978.0
Selling, general and administrative expenses	516.3	526.4	554.1	577.4	2,174.2
Special (gains) and charges	26.5	25.0	5.4	10.2	67.1
Operating income
U.S. Cleaning & Sanitizing	102.6	126.3	141.1	125.2	495.2
U.S. Other Services	13.2	18.3	18.4	15.8	65.7
International	25.4	57.8	79.1	72.7	235.0
Corporate	(39.1)	(31.7)	(13.2)	(19.9)	(103.9)
Effect of foreign currency translation	(4.6)	(5.7)	(2.4)	2.0	(10.7)
Total	97.5	165.0	223.0	195.8	681.3
Interest expense, net	15.8	15.2	15.1	15.1	61.2
Income before income taxes	81.7	149.8	207.9	180.7	620.1
Provision for income taxes	24.0	50.3	62.7	64.4	201.4
Net income including noncontrolling interest	57.7	99.5	145.2	116.3	418.7
Less: Net income (loss) attributable to noncontrolling interest	0.3	0.4	0.2	0.5	1.4
Net income attributable to Ecolab	$57.4	$99.1	$145.0	$115.8	$417.3
Earnings attributable to Ecolab per common share
Basic	$0.24	$0.42	$0.61	$0.49	$1.76
Diluted	$0.24	$0.41	$0.60	$0.48	$1.74
Weighted-average common shares outstanding

Basic	236.1	236.5	237.0	237.1	236.7
Diluted	238.1	239.5	240.6	241.3	239.9

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2010.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2010 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Steven L. Fritze
Chairman of the Board,	Chief Financial Officer
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 25, 2011

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2010	2009	2008	2007

OPERATIONS
Net sales
United States	$3,170.4	$3,112.7	$3,130.1	$2,801.3
International (at average rates of currency exchange)	2,919.3	2,787.9	3,007.4	2,668.3
Total	6,089.7	5,900.6	6,137.5	5,469.6
Cost of sales (including special (gains) and charges(1))	3,013.8	2,978.0	3,141.6	2,691.7
Selling, general and administrative expenses	2,261.6	2,174.2	2,257.2	2,089.2
Special (gains) and charges	7.5	67.1	25.9	19.7
Operating income	806.8	681.3	712.8	669.0
Gain on sale of equity investment
Interest expense, net	59.1	61.2	61.6	51.0
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	747.7	620.1	651.2	618.0
Provision for income taxes	216.6	201.4	202.8	189.1
Equity in earnings of Henkel-Ecolab
Income from continuing operations	531.1	418.7	448.4	428.9
Gain from discontinued operations
Changes in accounting principle
Net income including noncontrolling interest	531.1	418.7	448.4	428.9
Less: Net income attributable to noncontrolling interest	0.8	1.4	0.3	1.7
Net income attributable to Ecolab	530.3	417.3	448.1	427.2
Goodwill amortization adjustment
Net income excluding goodwill amortization(2)	$530.3	$417.3	$448.1	$427.2
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$2.23	$1.74	$1.80	$1.70
Diluted - net income	2.23	1.74	1.80	1.70
Earnings per share, as adjusted (Non-GAAP)(3)
Diluted - continuing operations	2.23	1.99	1.86	1.66
Diluted - net income	$2.23	$1.99	$1.86	$1.66
Weighted-average common shares outstanding - basic	233.4	236.7	245.4	246.8
Weighted-average common shares outstanding - diluted	237.6	239.9	249.3	251.8
SELECTED INCOME STATEMENT RATIOS
Gross profit	50.5%	49.5%	48.8%	50.8%
Selling, general and administrative expenses	37.1	36.8	36.8	38.2
Operating income	13.2	11.5	11.6	12.2
Income from continuing operations before income taxes	12.3	10.5	10.6	11.3
Income from continuing operations	8.7	7.1	7.3	7.8
Effective income tax rate	29.0%	32.5%	31.1%	30.6%
FINANCIAL POSITION
Current assets	$1,869.9	$1,814.2	$1,691.1	$1,717.3
Property, plant and equipment, net	1,148.3	1,176.2	1,135.2	1,083.4
Goodwill, intangible and other assets	1,854.0	2,030.5	1,930.6	1,922.1
Total assets	$4,872.2	$5,020.9	$4,756.9	$4,722.8
Current liabilities	$1,324.8	$1,250.2	$1,441.9	$1,518.3
Long-term debt	656.4	868.8	799.3	599.9
Postretirement health care and pension benefits	565.8	603.7	680.2	418.5
Other liabilities	192.2	288.6	256.5	243.2
Ecolab shareholders’ equity	2,129.2	2,000.9	1,571.6	1,935.7
Noncontrolling interest	3.8	8.7	7.4	7.2
Total equity	2,133.0	2,009.6	1,579.0	1,942.9
Total liabilities and equity	$4,872.2	$5,020.9	$4,756.9	$4,722.8
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$950.4	$695.0	$753.2	$797.6
Depreciation and amortization	347.9	334.3	334.7	291.9
Capital expenditures	260.5	252.5	326.7	306.5
Cash dividends declared per common share	$0.6400	$0.5750	$0.5300	$0.4750
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$845.6	$967.3	$1,138.2	$1,003.4
Total debt to capitalization	28.4%	32.5%	41.9%	34.1%
Book value per common share	$9.16	$8.46	$6.65	$7.84
Return on beginning equity	26.5%	26.6%	23.1%	25.4%
Dividends per share/diluted earnings per common share	28.7%	33.1%	29.4%	27.9%
Net interest coverage	13.7	11.1	11.6	13.1
Year end market capitalization	$11,723.3	$10,547.4	$8,301.7	$12,639.9
Annual common stock price range	$52.46-40.66	$47.88-29.27	$52.35-29.56	$52.78-37.01
Number of employees	26,494	25,931	26,568	26,052

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2006	2005	2004	2003	2002	2001	2000

OPERATIONS
Net sales
United States	$2,562.8	$2,327.4	$2,135.7	$2,014.8	$1,923.5	$1,821.9	$1,746.7
International (at average rates of currency exchange)	2,333.0	2,207.4	2,049.3	1,747.0	1,480.1	498.8	484.0
Total	4,895.8	4,534.8	4,185.0	3,761.8	3,403.6	2,320.7	2,230.7
Cost of sales (including special (gains) and charges(1))	2,416.1	2,248.8	2,033.5	1,846.6	1,688.7	1,121.1	1,056.9
Selling, general and administrative expenses	1,866.7	1,743.0	1,656.1	1,458.7	1,302.9	896.4	862.4
Special (gains) and charges			4.5	0.4	37.0	0.8	(20.7)
Operating income	613.0	543.0	490.9	456.1	375.0	302.4	332.1
Gain on sale of equity investment				11.1
Interest expense, net	44.4	44.2	45.3	45.3	43.9	28.4	24.6
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	568.6	498.8	445.6	421.9	331.1	274.0	307.5
Provision for income taxes	198.6	178.7	161.9	160.2	131.3	110.5	124.4
Equity in earnings of Henkel-Ecolab						15.8	19.5
Income from continuing operations	370.0	320.1	283.7	261.7	199.8	179.3	202.6
Gain from discontinued operations					1.9
Changes in accounting principle					(4.0)		(2.5)
Net income including noncontrolling interest	370.0	320.1	283.7	261.7	197.7	179.3	200.1
Less: Net income attributable to noncontrolling interest	1.4	0.6	1.0	1.1	1.4	1.8	1.7
Net income attributable to Ecolab	368.6	319.5	282.7	260.6	196.3	177.5	198.4
Goodwill amortization adjustment						18.5	17.8
Net income excluding goodwill amortization(2)	$368.6	$319.5	$282.7	$260.6	$196.3	$196.0	$216.2
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$1.43	$1.23	$1.09	$0.99	$0.76	$0.68	$0.76
Diluted - net income	1.43	1.23	1.09	0.99	0.75	0.68	0.75
Earnings per share, as adjusted (Non-GAAP)(3)
Diluted - continuing operations	1.43	1.24	1.09	0.96	0.88	0.75	0.80
Diluted - net income	$1.43	$1.24	$1.09	$0.96	$0.87	$0.75	$0.79
Weighted-average common shares outstanding - basic	252.1	255.7	257.6	259.5	258.2	254.8	255.5
Weighted-average common shares outstanding - diluted	257.1	260.1	260.4	262.7	261.6	259.9	263.9
SELECTED INCOME STATEMENT RATIOS
Gross profit	50.7%	50.4%	51.4%	50.9%	50.4%	51.7%	52.6%
Selling, general and administrative expenses	38.1	38.4	39.6	38.8	38.3	38.6	38.7
Operating income	12.5	12.0	11.7	12.1	11.0	13.0	14.9
Income from continuing operations before income taxes	11.6	11.0	10.6	11.2	9.7	11.8	13.8
Income from continuing operations	7.6	7.1	6.8	7.0	5.9	7.7	9.1
Effective income tax rate	34.9%	35.8%	36.3%	38.0%	39.7%	40.3%	40.5%
FINANCIAL POSITION
Current assets	$1,853.6	$1,421.7	$1,279.1	$1,150.3	$1,015.9	$929.6	$600.6
Property, plant and equipment, net	951.6	868.0	867.0	769.1	716.1	668.4	512.6
Goodwill, intangible and other assets	1,614.2	1,506.9	1,570.1	1,309.5	1,133.9	943.4	611.5
Total assets	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4	$1,724.7
Current liabilities	$1,502.8	$1,119.4	$939.6	$851.9	$853.8	$828.0	$532.0
Long-term debt	557.1	519.4	645.5	604.4	539.7	512.3	234.4
Postretirement health care and pension benefits	420.2	302.0	270.9	249.9	207.6	183.3	117.8
Other liabilities	252.7	201.7	257.3	195.9	140.5	117.4	68.9
Ecolab shareholders’ equity	1,680.2	1,649.2	1,598.1	1,321.1	1,119.8	896.7	767.7
Noncontrolling interest	6.4	4.9	4.8	5.7	4.5	3.7	3.9
Total equity	1,686.6	1,654.1	1,602.9	1,326.8	1,124.3	900.4	771.6
Total liabilities and equity	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4	$1,724.7
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$627.6	$590.1	$570.9	$523.9	$412.7	$358.5	$309.8
Depreciation and amortization	268.6	256.9	247.0	228.1	220.6	158.8	143.2
Capital expenditures	287.9	268.8	275.9	212.0	212.8	157.9	150.0
Cash dividends declared per common share	$0.4150	$0.3625	$0.3275	$0.2975	$0.2750	$0.2625	$0.2450
SELECTED FINANCIAL MEASURES /OTHER
Total debt	$1,066.1	$746.3	$701.6	$674.6	$699.8	$745.7	$371.0
Total debt to capitalization	38.7%	31.1%	30.4%	33.7%	38.4%	45.3%	32.6%
Book value per common share	$6.69	$6.49	$6.21	$5.13	$4.31	$3.51	$3.02
Return on beginning equity	22.4%	20.0%	21.4%	23.3%	21.9%	23.1%	25.8%
Dividends per share/diluted earnings per common share	29.0%	29.5%	30.0%	30.1%	36.7%	38.6%	32.7%
Net interest coverage	13.8	12.3	10.8	10.1	8.5	10.6	13.5
Year end market capitalization	$11,360.4	$9,217.8	$9,047.5	$7,045.5	$6,432.0	$5,148.0	$5,492.1
Annual common stock price range	$46.40-33.64	$37.15-30.68	$35.59-26.12	$27.92-23.08	$25.20-18.27	$22.10-14.25	$22.85-14.00
Number of employees	23.130	22,404	21,338	20,826	20,417	19,326	14,250

Results for 2009 through 2000 have been restated to reflect the current year presentation. Results for 2004 through 2000 have been restated to reflect the effect of retroactive application of ASC 718 Compensation - Stock Compensation. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. (1)Cost of sales includes special (gains) and charges of $12.6 in 2009, ($0.1) in 2004, ($0.1) in 2003, $9.0 in 2002, ($0.6) in 2001 and $1.9 in 2000. (2)Net income excluding goodwill amortization for 2001 and 2000 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if ASC 350 Intangibles - Goodwill and Other had been in effect since January 1, 2000. This non-GAAP measure is used to provide comparability of the company’s net income results. (3)Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special gains and charges and discrete tax items. All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.