Form 10-K, Exhibit 13
period 2011-12-31
ECOLAB INC
filed 2012-02-28
CIK 31462

Exhibit (13.1)

MANAGEMENT’S DISCUSSION & ANALYSIS

Executive Summary

The following management discussion and analysis (“MD&A”) provides information that we believe is useful in understanding our operating results, cash flows and financial condition. This discussion contains various “Non-GAAP Financial Measures” and also contains various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found on pages 21 and 22.

In 2011, we once again delivered strong double-digit adjusted earnings growth despite continued mixed conditions in our end markets and made major investments to develop growth drivers to sustain our business for the future. Global hospitality markets continued to show improving trends and food and beverage and healthcare were generally steady, while foodservice markets in the U.S. and Europe remained soft. We continued to focus on driving our sales, working to expand our shares in all markets and regions; investing in new product development that provides outstanding results and enable customers to save labor, water and energy; making smart investments to sustain our growth in the future; and employing strategic acquisitions to bolster the current business and to develop new areas of growth.

Clearly the largest and most important of these investments for future growth was the merger with Nalco Holding Company (“Nalco”) completed in December 2011. Nalco brings us a strong management team and organization with leadership positions in the critical water and energy markets, where expanding global demand creates significant growth opportunities. Nalco is the global leader in these industries, with products and services providing the most effective and efficient solutions for customers. Nalco’s strengths will combine with our leadership positions in the food safety and healthcare markets, where increasing global demand for improved sanitation and sustainable solutions creates strong long-term needs that we are uniquely positioned to meet for our customers.

In addition, we also worked aggressively to improve our profitability and enhance our returns on investment. A wide range of projects were undertaken to improve process efficiency, simplify and enhance our product portfolio, globalize purchasing, and optimize our business structure. The most significant of these efforts has been our work underway to unlock excess operational and structural costs in Europe and substantially improve margins through the use of our new business systems there, which have brought us a range of tools and capabilities to enable us to leverage our scale in that region.

Through these focused actions, we once again delivered handsomely for our shareholders in 2011 while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Both 2011 and 2010 results of operations included special (gains) and charges, as well as discrete tax items which impact the year-over-year comparisons. International subsidiaries are included in the financial statements on the basis of their November 30 fiscal year-ends. Based on the December 1, 2011 completion of the Nalco merger, one month of legacy Nalco U.S. subsidiary activity has been included in the consolidated Ecolab results during 2011, thus also impacting year-over-year comparisons. In order to provide the most meaningful comparisons of results of operations, where applicable, comparisons made throughout the MD&A are presented excluding the 2011 post merger Nalco activity.

Sales: Reported consolidated net sales increased 12% to $6.8 billion in 2011 from $6.1 billion in 2010. Net sales were favorably impacted by foreign currency exchange compared to the prior year. When measured in fixed rates of foreign currency exchange, net sales increased 9% compared to the prior year. Nalco’s post-merger activity added 3% to sales in 2011. Non-GAAP adjusted net sales, excluding the impact of special (gains) and charges, Nalco’s post-merger activity and foreign currency exchange increased 6% in 2011. See the section entitled Non-GAAP Financial Measures on page 21 for further information on our Non-GAAP measures, and the Net Sales table on page 13.

Gross Margin: Our reported gross margin was 48.9% of sales for 2011 compared to 50.5% of sales in 2010. Our 2011 gross margin was negatively impacted by significantly higher delivered product costs. In addition, special (gains) and charges included in both sales and cost of sales and Nalco merger related activity combined to decrease our gross margin by 0.5 percentage points.

Operating Income: Reported operating income decreased 7% to $754 million in 2011 compared to $807 million in 2010. Non-GAAP adjusted operating income, excluding the impact of special (gains) and charges and Nalco merger related activity, increased 12% in 2011. See the section entitled Non-GAAP Financial Measures on page 21 for further information on our Non-GAAP measures, and the Operating Income table on page 14.

Earnings Per Share: Reported diluted earnings per share decreased 14% to $1.91 in 2011 compared to $2.23 for 2010. The net impact of special (gains) and charges, discrete tax items and Nalco merger related activity negatively impacted 2011 reported diluted earnings per share by $0.63, primarily driven by restructuring charges. Nalco merger and integration charges and the modification of a long-term customer agreement. Net special (gains) and charges and discrete tax items had no net impact on 2010 reported diluted earnings per share. Non-GAAP adjusted earnings per share, which exclude the impact of special (gains) and charges, discrete tax items and Nalco merger related activity, increased 14% to $2.54 in 2011 compared to $2.23 in 2010. See the section entitled Non-GAAP Financial Measures on page 21 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share (EPS) table on page 15.

Cash Flow: Cash flow from operating activities was $686 million in 2011. We continued to generate strong cash flow from operations, allowing us to fund our ongoing operations, investments in the business and pension obligations and return cash to our shareholders through share repurchases and dividend payments.

Balance Sheet: Prior to the Nalco merger, our balance sheet was rated within the “A” categories of the major rating agencies. Our balance sheet rating was reduced to BBB+/Baa1 in conjunction with the Nalco merger, and the resulting increase in debt leverage, but we remained consistent with our stated objective of having a strong investment grade balance sheet. Our strong balance sheet has allowed us continued access to capital at attractive rates, evidenced by the increase in our credit facilities from $600 million to $3.5 billion, the issuance of $500 million of private placement senior notes and completion of our public debt offering of $3.75 billion of senior notes in 2011.

Return on Equity: Our return on beginning shareholders’ equity (net income attributable to Ecolab divided by beginning shareholders’ equity) for 2011 was 21.7%. This was the 20th consecutive year in which we achieved our long-term financial objective of at least 20% return on beginning shareholders’ equity.

Dividends: We increased our quarterly cash dividend 14% in December 2011 to an indicated annual rate of $0.80 per share for 2012. The increase represents our 20th consecutive annual dividend rate increase and the 75th consecutive year we have paid cash dividends. We have achieved this outstanding dividend record through our excellent business model and strong financial position, and we believe our recent actions have strengthened our growth prospects, cash flow and ability to deliver superior shareholder returns going forward.

Restructuring Initiatives: In February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. One year in to the three year effort, we remain focused on the major initiatives of the overall plan, which include additional shared and outsourced services, centralization of business functions, business simplification, office consolidation and supply chain realignment.

Following the completion of the Nalco merger, in January 2012, we commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities. We expect that restructuring activities related to the Nalco merger will be completed by the end of 2013.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

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

Revenue Recognition

We recognize revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return. Significant estimates used in recognizing revenue include the delay between the time that products are shipped and when they are received by customers and title transfers and the amount of credit memos to be issued in subsequent periods. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months’ sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. In addition, our estimates also include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $49 million and $45 million, as of December 31, 2011 and 2010, respectively. These amounts include our allowance for sales returns and credits of $12 million as of December 31, 2011 and $7 million as of December 31, 2010. Our bad debt expense as a percent of net sales was 0.2%, 0.3% and 0.4% in 2011, 2010 and 2009, respectively. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

Our business and operations are subject to extensive environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar manufacturing activities and providing similar services, some risk of environmental liability is inherent in our operations. Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements generally are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial or liquidity position.

Actuarially Determined Liabilities

With the December 2011 merger with Nalco, we assumed sponsorship of legacy Nalco qualified and non-qualified pension and other postretirement plans that provide benefits to U.S. and non-U.S. employees. The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases, and expected return on assets. We reassessed the discount rate assumption for the U.S. Plans for measurement as of December 31, 2011. As part of this assessment we reviewed the market weighting conventions, the bond population used to develop a bond yield curve and other model inputs. As a result of this reassessment, we selected a new curve that utilizes a market weighted convention which we believe is more accurate than the simple weighted curve we used previously. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated Aa by Moody’s Investor Services or AA by Standard & Poors and represent the 50% of highest yielding issuances within a certain universe of certain Aa or AA rated bonds. The discount rate is calculated by matching the Plans’ projected cash flows to the bond yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and views of investment advisors. The expected return on assets assumption used to estimate 2012 plan expense was adjusted downward to 8.25% as of December 31, 2011 to reflect our view on long-term asset performance.

The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans increased from $500 million to $690 million (before tax) as of December 31, 2010 and 2011, respectively, primarily due to a decrease in our discount rate and actual asset returns being lower than the expected return on assets. The assumptions used to estimate our U.S. pension and postretirement obligations vary by plan. In determining our U.S. pension obligations for 2011, our weighted-average discount rate decreased to 4.86% from 5.41% at year-end 2010 and our weighted-average projected salary increase decreased from 4.32% to 4.08% as of December 31, 2010 and 2011, respectively. In determining our U.S. postretirement obligation for 2011, our weighted-average discount rate decreased to 4.80% from 5.41% at year-end 2010.

Our weighted-average expected return on U.S. plan assets, which reflects our expected long-term returns on plan assets used for determining 2011 and 2012 U.S. pension expense, was 8.44% and 8.25%, respectively. Our weighted-average expected return on plan assets used for determining 2011 and 2012 U.S. postretirement expense was 8.50% and 8.25%, respectively.

The effect on 2012 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2011 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2012 EXPENSE
Discount rate	-0.25 pts	$67.3	$5.1
Expected return on assets	-0.25 pts	N/A	$3.6

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER (LOWER) 2012 EXPENSE
Discount rate	-0.25 pts	$7.2	$(0.1)
Expected return on assets	-0.25 pts	N/A	$0.1

Our international pension obligations and underlying plan assets are approximately half the size of our U.S. pension plans, with the majority of the amounts held in the U.K. and eurozone countries. We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

In the U.S. we have high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitations. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. Outside of the U.S., legacy Ecolab is fully insured for casualty and property losses, subject to per occurrence deductibles. Outside of the U.S., legacy Nalco is fully insured for casualty and property losses, subject to per occurrence deductibles, which are higher than the legacy Ecolab deductibles. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ.

Share-Based Compensation

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to vest or be forfeited, which includes assessing the probability of meeting service and performance conditions. If actual vesting or forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our equity compensation plans, including significant assumptions used in determining fair value, see Note 10.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant discrete item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period.

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

Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements.

U.S. deferred income taxes are not provided on certain unremitted foreign earnings that are considered permanently reinvested. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or are available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of the legacy Ecolab U.S. federal income tax returns through 2008. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2008 are currently under audit. The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

Long-Lived, Intangible Assets and Goodwill

We periodically review our long-lived and intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include, for example, a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset’s carrying value over its estimated fair value.

We also periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets. As part of the Nalco merger, we added intangible asset trade names with indefinite useful lives. The carrying value of these assets will be subject to annual impairment testing beginning in 2012.

We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating units. If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between the annual tests. Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables. Based on our testing, there has been no impairment of goodwill during the three years ended December 31, 2011.

Our merger with Nalco resulted in the addition of $4.4 billion of goodwill, which will ultimately be maintained in separate reporting units. Subsequent performance of these reporting units relative to projections used in our purchase price allocation could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

RESULTS OF OPERATIONS

Net Sales

				PERCENT CHANGE
MILLIONS	2011	2010	2009	2011	2010
Reported GAAP net sales	$6,798.5	$6,089.7	$5,900.6	12%	3%
Adjustments:
Special (gains) and charges	29.6	—	—
Nalco merger impact	(193.4)	—	—
Non-GAAP adjusted net sales	6,634.7	6,089.7	5,900.6	9	3
Effect of foreign currency translation	(136.6)	12.9	49.0
Non-GAAP adjusted fixed currency net sales	$6,498.1	$6,102.6	$5,949.6	6%	3%

The components of the year-over-year net sales change are as follows:

PERCENT	2011	2010
Volume	3%	2%
Price changes	1	—
Nalco merger impact	3	—
Other acquisitions and divestitures	2	—
Non-GAAP fixed currency net sales change	9	3
Foreign currency translation	2	1
Reported GAAP net sales change	12%	3%

Note: Amounts in table above do not necessarily sum due to rounding.

Gross Margin

	2011	2010	2009
Gross profit as a percent of net sales	48.9%	50.5%	49.5%

Our gross profit margin (“gross margin”) (defined as the difference between net sales less cost of sales, divided by net sales) decreased in 2011 compared to 2010 due to significantly higher delivered product costs (including raw materials, freight and fuel) which more than offset sales and pricing gains. The 2011 gross margin was also negatively impacted by restructuring charges of $5.3 million, recognition of fair value step-up in Nalco inventory of $3.6 million, and $29.6 million related to the modification of a customer agreement; the combination of which decreased our gross margin by 0.3 percentage points. The Nalco merger had a negative impact of 0.2 percentage points on our 2011 gross margin. We expect Nalco to continue to have a negative impact on our gross margin in 2012.

Our gross margin increase in 2010 over 2009 was driven by volume gains, favorable delivered product costs and cost savings actions. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Selling, General and Administrative Expenses

	2011	2010	2009
Selling, general & administrative expenses as a percent of net sales	35.9%	37.1%	36.8%

Selling, general and administrative expenses as a percentage of consolidated net sales decreased to 35.9% compared to 37.1% in 2010. The decrease in the expense ratio was driven by leverage from sales gains and acquisitions, along with savings from restructuring in 2011, which more than offset investments in the business and cost increases. The impact on the expense ratio in 2011 from the Nalco merger was minimal. We continued to make key business investments that drive innovation and efficiency, through R&D and information technology systems.

Selling, general and administrative expenses as a percentage of consolidated net sales increased to 37.1% in 2010 compared to 36.8% in 2009. Investments in the business and cost increases more than offset leverage from sales gains and savings from restructuring in 2009.

Special (Gains) and Charges

Special (gains) and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2011	2010	2009
Net sales
Customer agreement modification	$ 29.6	$—	$—
Cost of sales
Restructuring charges	5.3	—	12.6
Recognition of Nalco inventory fair value step-up	3.6	—	—
Subtotal	8.9	—	12.6
Special (gains) and charges
Restructuring charges	69.0	—	59.9
Business structure and optimization	0.9	10.9	2.8
Nalco merger and integration charges	57.7	—	—
Cleantec acquisition integration charges	3.4	—	—
Gain on sale of investments	—	(5.9)	—
Venezuela currency devaluation	—	4.2	—
Other items	—	(1.7)	4.4
Subtotal	131.0	7.5	67.1
Interest expense, net
Nalco merger credit facility costs	1.5	—	—
Total special (gains) and charges	$ 171.0	$7.5	$79.7

For segment reporting purposes, special (gains) and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Restructuring Charges

Merger Restructuring Plan

Following the completion of the Nalco merger, in January 2012, we formally commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities, including planned reduction of plant and distribution center locations (the “Merger Restructuring Plan”).

In anticipation of this Plan, a limited number of actions were taken in 2011, and as a result, we recorded restructuring charges of $6.6 million ($4.1 million after tax) or $0.02 per diluted share in 2011. We expect that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total cost through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). We anticipate that approximately $150 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $30 million of the pre-tax charges represent estimated asset disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

We anticipate savings from the Merger Restructuring Plan, along with synergies achieved in connection with the merger, will be approximately $250 million on an annual basis with the run rate achieved by the end of 2014. We anticipate the corresponding savings and synergies will be approximately $75 million in 2012.

Nalco Restructuring Plan

Prior to the Nalco merger, Nalco conducted various restructuring programs to redesign and optimize its business and work processes (the “Nalco Restructuring Plan”). As part of the Nalco merger, Ecolab assumed the remaining liability related to the Nalco Restructuring Plan. We expect minimal charges related to the completion of this Plan.

2011 Restructuring Plan

Following the implementation of new business systems in Europe, in February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been undertaken outside of Europe, the costs of which have not been and are not expected to be significant (collectively the “2011 Restructuring Plan”). As a result of restructuring activities under the 2011 Restructuring Plan, we recorded restructuring charges of $68.1 million ($54.2 million after tax) or $0.22 per diluted share during 2011.

We anticipate that pretax restructuring charges of approximately $150 million ($125 million after tax) will be incurred through 2013, as the 2011 Restructuring Plan continues to roll out. These actions are expected to result in approximately $120 million ($100 million after tax) in annualized cost savings when fully realized, with approximately $15 million ($11 million after tax) of cost savings realized in 2011.

We anticipate that approximately $125 million of the pre-tax charges will represent cash expenditures. The remaining $25 million of the pre-tax charges represent estimated asset disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

2009 Restructuring Plan

In the first quarter of 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness (the “2009 Restructuring Plan”). The 2009 Restructuring Plan included a reduction of our global workforce and the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $72.5 million ($52.0 million after tax) or $0.22 per diluted share during 2009. The restructuring was completed as of the end of 2009. These actions provided annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of approximately $50 million realized in 2009.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Further details related to our restructuring charges are included in Note 3.

Non-restructuring special (gains) and charges

Special (gains) and charges incurred during 2011 include $62.8 million ($45.6 million after tax) or $0.19 per diluted share of charges related to the Nalco merger. Costs are related to merger and integration charges, closing costs and advisory fees, recognition of fair value step-up in Nalco inventory and fees to secure short-term credit facilities. Costs related to the Nalco merger have been included as a component of cost of sales, special (gains) and charges and interest expense, net on the Consolidated Statement of Income.

In the fourth quarter of 2011, we modified a long-term customer agreement that was assumed as part of a previous acquisition. The impact of the modification was included in net sales on the Consolidated Statement of Income, resulting in a sales reduction of $29.6 million ($18.4 million after tax), or $0.08 per diluted share.

In the first quarter of 2011, we completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia (“Cleantec”). Special (gains) and charges in 2011 included acquisition integration costs incurred to optimize the Cleantec business structure.

Special (gains) and charges in 2010 include costs to optimize our organizational structure, $8.5 million of which were recorded in the fourth quarter. In the third quarter of 2010, we sold an investment in a small U.S. business and recognized a $5.9 million gain on the sale. The investment was not material to our consolidated results of operations or financial position.

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). We are remeasuring the financial statements of our Venezuelan subsidiary using the official exchange rate of 4.30 Bolivars to U.S. dollar. As a result of the devaluation, we recorded a charge of $4.2 million in the first quarter of 2010 due to the remeasurement of the local balance sheet. We are unable to predict the ongoing currency gains and losses for the remeasurement of the balance sheet.

Further details related to our non-restructuring special (gains) and charges are included in Note 3.

Operating Income

				PERCENT CHANGE
MILLIONS	2011	2010	2009	2011	2010
Reported GAAP operating income	$753.8	$806.8	$681.3	(7)%	18%
Adjustments:
Special (gains) and charges	169.5	7.5	79.7
Nalco merger impact	(13.8)	—	—
Non-GAAP adjusted operating income	909.5	814.3	761.0	12	7
Effect of foreign currency translation	(11.6)	8.6	13.3
Non-GAAP adjusted fixed currency operating income	$897.9	$822.9	$774.3	9%	6%

Reported operating income decreased 7% in 2011 compared to 2010. The operating income decrease was impacted by the year-over-year comparison of special (gains) and charges, offset partially by the impact of including Nalco merger related activity in our consolidated results in December 2011 and the favorable impact of foreign currency exchange. Excluding the impact of special (gains) and charges and Nalco merger related activity, adjusted operating income increased 12% in 2011. Excluding favorable currency exchange, adjusted fixed currency operating income increased 9% in 2011, as sales volume gains, pricing, and efficiencies more than offset increased delivered product costs and investments in the business.

Reported operating income increased 18% in 2010 compared to 2009. The operating income increase was impacted by the year-over-year decrease in special (gains) and charges and the favorable impact of foreign currency exchange. Excluding the impact of special (gains) and charges, adjusted operating income increased 7% in 2010. Excluding favorable currency exchange, adjusted fixed currency operating income increased 6% in 2010 as sales gains, favorable delivered product costs, and savings from restructuring actions in 2009 more than offset continued investment in the business and other cost increases.

Interest Expense, Net

				PERCENT CHANGE
MILLIONS	2011	2010	2009	2011	2010
Reported GAAP interest expense, net	$74.2	$59.1	$61.2	26%	(3)%
Less adjustments:
Special (gains) and charges	1.5	—	—
Nalco merger impact	17.4	—	—
Non-GAAP adjusted interest expense, net	$55.3	$59.1	$61.2	(6)%	(3)%

Reported net interest expense increased 26% in 2011 compared to 2010. The net interest expense increase was impacted by the year-over-year comparison of special (gains) and charges which includes short-term credit facility costs incurred to initially finance the Nalco merger. The year-over-year comparison is also impacted by the inclusion of Nalco’s merger related activity in our consolidated results in 2011, which includes the interest expense impact of our $3.75 billion public debt issuance in December 2011 as well as interest expense on the Nalco senior notes outstanding as of December 31, 2011. Excluding the impact of special (gains) and charges and the Nalco merger impact, adjusted net interest expense decreased 6% in 2011 due primarily to the repayment of our $150 million 6.875% notes in February 2011.

The decrease in our 2010 net interest expense compared to 2009 was due to lower commercial paper borrowing rates combined with lower borrowing amounts as well as lower interest expense related to hedging activities and higher interest income.

Provision for Income Taxes

The following table provides a summary of our reported tax rate:

PERCENT	2011	2010	2009
Reported tax rate	31.8%	29.0%	32.5%
Tax rate impact of:
Special (gains) and charges	(0.9)	(0.1)	(0.6)
Discrete tax items	(1.0)	1.0	(0.2)
Nalco merger impact	0.0	—	—
Non-GAAP adjusted effective tax rate	29.9%	29.9%	31.7%

Our reported tax rate for 2011, 2010 and 2009 includes discrete impacts from special (gains) and charges and discrete tax events. Additionally, our 2011 reported tax rate includes the impact of including Nalco’s U.S. activity in our consolidated results beginning in December 2011. Our adjusted effective tax rate in 2011 was comparable to 2010. Our adjusted effective tax rate decreased in 2010 compared to 2009 due primarily to increased benefits from the domestic manufacturing deduction in the U.S.

The 2011 reported tax rate was impacted by $39.5 million of reduced tax expense, including $45.4 million of net tax benefits on special (gains) and charges and $1.5 million of tax benefits related to U.S. Nalco activity included in our consolidated results beginning in December 2011, partially offset by $7.4 million of discrete tax net expense. Discrete tax items in 2011 include an $8 million charge recorded in the fourth quarter related to the realizability of foreign net operating loss carryforwards, as well as discrete tax net expense related to the remeasurement of our deferred tax assets due to the impact of a change in our blended state tax rate. These items were partially offset by net benefits related to recognizing adjustments from filing our 2010 U.S. federal returns and other International income tax returns and recognizing settlements and adjustments related to our 1999 through 2001 U.S. income tax returns. We also had benefits from prior year state refund claims and benefits from recognizing settlements and adjustments related to our 2007 through 2008 U.S. income tax returns.

The 2010 reported tax rate was impacted by $8.9 million of reduced tax expense including $0.9 million of net tax benefits on special (gains) and charges as well as $8.0 million of discrete tax net benefits. 2010 discrete tax benefits primarily include recognizing favorable settlements related to our 2002 through 2004 IRS appeals case and adjustments related to our prior year tax reserves. The discrete tax net benefit for the year also includes a $6 million tax benefit from the settlement of an international tax audit recorded in the first quarter, offset by a $5 million charge also recorded in the first quarter due to the passage of the U.S. Patient Protection and Affordable Care Act which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of our deferred tax assets related to the subsidies, as well as a $2 million charge in the second quarter for the impact of international tax costs from optimizing our business structure.

The 2009 reported tax rate was impacted by $20.4 million of reduced tax expense including $21.5 million of net tax benefits on special (gains) and charges as well as $1.1 million of discrete tax net charges. Discrete tax items in 2009 included tax benefits of $3.4 million related to prior year reserve adjustments which were more than offset by $4.5 million of tax charges related to optimizing our business structure.

Net Income Attributable to Ecolab

				PERCENT CHANGE
MILLIONS	2011	2010	2009	2011	2010
Reported GAAP net income	$462.5	$530.3	$417.3	(13)%	27%
Adjustments:
Special (gains) and charges	125.6	6.6	58.2
Discrete tax expense (benefit)	7.4	(8.0)	1.1
Nalco merger impact	2.1	—	—
Non-GAAP adjusted net income	$597.6	$528.9	$476.6	13%	11%

Diluted Earnings Per Common Share (EPS)

				PERCENT CHANGE
DOLLARS	2011	2010	2009	2011	2010
Reported GAAP EPS	$1.91	$2.23	$1.74	(14)%	28%
Adjustments:
Special (gains) and charges	0.52	0.03	0.24
Discrete tax expense (benefit)	0.03	(0.03)	0.00
Nalco merger impact	0.08	—	—
Non-GAAP adjusted EPS	$2.54	$2.23	$1.99	14%	12%

Note: Per share amounts do not necessarily sum due to rounding.

Net income attributable to Ecolab decreased 13% to $463 million in 2011 compared to 2010. On a per share basis, diluted earnings per share also decreased 14% to $1.91. Amounts for both 2011 and 2010 include special (gains) and charges and discrete tax items. Additionally, 2011 amounts include Nalco merger related activity in our consolidated results beginning in December 2011, as well as shares issued as consideration for the equity portion of the Nalco merger. Excluding these items from both years, adjusted net income attributable to Ecolab increased 13% and adjusted earnings per share increased 14%. Currency translation had a favorable impact of approximately $14 million, net of tax, or $0.06 per share for 2011 compared to 2010.

Net income attributable to Ecolab increased 27% to $530 million in 2010 compared to 2009. On a per share basis, diluted earnings per share increased 28% to $2.23. Amounts for both 2010 and 2009 include special (gains) and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 11% and adjusted earnings per share increased 12%. Currency translation had a favorable impact of approximately $5 million, net of tax, or $0.02 per share for 2010 compared to 2009.

Segment Performance

Prior to the Nalco merger, we aggregated our twelve operating units into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. Subsequent to the Nalco merger, we continued to aggregate the legacy Ecolab operating units into the same three reportable segments. Effective with the Nalco merger, we added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments, creating our merged reporting structure, as discussed below. No legacy Nalco international sales or operating income results are included in the segment discussion as we include all international subsidiaries based on their November 30 fiscal year-end.

We evaluate the performance of our International operations based on fixed currency exchange rates. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed foreign currency exchange rates used by management for 2011. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “currency impact” in operating segment reporting. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of our company as described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

				PERCENT CHANGE
MILLIONS	2011	2010	2009	2011	2010
Net sales
Legacy Ecolab
U.S. Cleaning & Sanitizing	$2,930	$2,722	$2,663	8%	2%
U.S. Other Services	457	449	450	2	0
Total U.S.	3,387	3,171	3,113	7	2
International	3,111	2,932	2,837	6	3
Currency impact	137	(13)	(49)
Ecolab subtotal	6,635	6,090	5,901	9	3
Legacy Nalco
Water Services	67	—	—
Paper Services	34	—	—
Energy Services	93	—	—
Nalco subtotal	194	—	—
Corporate	(30)	—	—
Consolidated	$6,799	$6,090	$5,901	12%	3%

U.S. Cleaning & Sanitizing sales increased 8% in 2011 compared to 2010 and increased 2% in 2010 versus 2009. Excluding the impact of acquisitions, sales increased 5% in 2011 and 2% in 2010. Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Sales grew 4% in 2011 compared to 2010. Sales initiatives, pricing gains, new accounts and effective product and service programs led our results. Demand from our lodging customers continued to show growth, while overall foodservice foot traffic remained soft.

Sales increased 1% in 2010 compared to 2009. 2010 sales benefited from new account gains and increased sales to distributors. We experienced mixed market trends in 2010 as room demand in the lodging market improved while overall foot traffic in the foodservice market continued to decline.

Food & Beverage - Sales increased 7% in 2011 compared to the prior year. The dairy and food market segments drove the increase, led by corporate account wins, pricing and product penetration. 2011 sales also benefited from a large project sale through our Ecovation business during the second quarter of 2011.

Sales increased 3% in 2010 compared to 2009. Sales increased in almost all end markets, led by growth in the food, beverage and agri markets, as corporate account wins and new products offset soft results in the meat & poultry markets. Sales also benefited from improved water, energy and waste treatment capabilities.

Kay - Sales for 2011 increased 7% compared to 2010. The sales increase for 2011 was led by our food retail business. Sales at Kay continue to benefit from good demand from existing and new food retail and quick service accounts.

Sales were strong in 2010 growing 7% compared to 2009. Sales growth was led by new food retail accounts and success with new products and programs.

Healthcare - Sales increased 28% in 2011 compared to 2010. Excluding the impact of the O.R. Solutions acquisition, sales increased 4% in 2011. Growth in sales of hand hygiene and surgical instrument cleaning products were partially offset by slower growth in patient and equipment drapes. Comparison sales in 2011 for hand hygiene were against slower sales in 2010 due to the increase in 2009 from H1N1 preparations.

Sales increased 2% in 2010 compared to 2009. Gains in sales of infection barriers and surgical instrument cleaning products more than offset the spike in demand in 2009 due to H1N1 virus preparations and slowing healthcare market trends in 2010, including fewer patient visits and surgical procedures.

U.S. Other Services sales increased 2% in 2011 compared to 2010 and were flat in 2010. Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Sales were flat in 2011 compared to the prior year. Gains in the food & beverage plant, healthcare, hospitality and grocery segments were offset by slow conditions in other major segments. Contract sales increased marginally, offset by a decrease in non-contract sales.

Sales for 2010 declined 1% compared to 2009. Sales growth in food safety management services was offset by lower pest elimination contract and non-contract services. Gains in the quick service restaurant, grocery, healthcare and food & beverage plant markets were offset by slow conditions in other major markets.

Equipment Care - Sales increased 6% in 2011 compared to 2010. Pricing gains and new accounts helped drive service and installed parts sales increases during 2011. Direct parts sales decreased slightly in 2011 compared to 2010.

Sales increased 1% in 2010 compared to 2009. Service and installed parts sales increased, benefiting from pricing gains and new accounts, which more than offset the impact of slow foodservice market conditions. Direct parts sales were soft.

We evaluate the performance of our legacy Ecolab International operations based on fixed rates of foreign currency exchange. Fixed currency International sales increased 6% and 3% in 2011 and 2010, respectively. Excluding the impact of acquisitions and divestitures, fixed currency sales increased 4% both in 2011 and 2010. When measured at public currency rates, International sales increased 11% and 5% in 2011 and 2010, respectively. Fixed currency sales changes for our legacy Ecolab International regions were as follows:

Europe, Middle East and Africa (EMEA) - Sales increased 2% in 2011 compared to 2010. Sales growth in MEA, Germany and the U.K. were partially offset by lower sales in France and Italy. From a divisional perspective, Europe’s Healthcare sales showed a solid increase based on gains in the pharmaceutical and infection prevention markets. Food & Beverage and Pest Elimination sales both increased modestly. Institutional sales increased slightly, while Textile Care sales declined slightly.

Sales increased 1% in 2010 compared to 2009. Sales growth in the U.K. and Turkey were partially offset by lower sales in Italy and France. Sales in Germany were comparable to 2009. From a divisional perspective, Europe’s Institutional sales increased due to new account gains. Food & Beverage and Pest Elimination sales increased during the year while Healthcare sales were flat compared to 2009 which included higher sales related to H1N1 virus preparations. Textile Care sales declined slightly.

Asia Pacific - Sales increased 15% in 2011 compared to the prior year. Excluding the impact of the Cleantec acquisition, sales increased 5% in 2011. Natural disasters within the region in 2011 reduced sales growth by approximately two percentage points. Sales growth was driven primarily by increases in China and Australia. From a divisional perspective, Institutional sales remained strong driven by new programs and a focus on expansion in emerging Asian markets. Food & Beverage also continued to report strong sales growth, driven by new accounts and improved product penetration.

Sales increased 8% in 2010 compared to 2009 as the region showed a good recovery from low levels of business travel and tourism in 2009. Sales growth was driven by growth in China, Australia and New Zealand. From a division perspective, Institutional sales were strong as hotel occupancy levels improved and Asian economies recovered. Food & Beverage reported strong sales growth, benefiting from increased product penetration and account gains.

Latin America - We continued to experience strong sales growth in Latin America as sales in the region increased 14% in 2011 compared to 2010. At a country level, Brazil, Chile and Mexico all showed strong sales gains. Our Institutional, Food & Beverage and Pest Elimination businesses all reported double-digit increases in sales. Institutional sales growth was driven by increased product penetration and new accounts, while Food & Beverage benefited from continued strong demand in the beverage and brewing markets.

Sales increased 8% in 2010 compared to 2009. Sales were led by strong growth in Brazil, Mexico and Venezuela. Our Institutional, Food & Beverage and Pest Elimination businesses all reported increased sales growth. Sales benefited from new accounts and good demand in the beverage and brewery markets.

Canada - Sales increased 4% in 2011 compared to the prior year. Solid gains in Food & Beverage, good growth in Institutional and a strong recovery in Healthcare led the sales increase.

Sales increased 4% in 2010 compared to 2009. Sales were led by strong growth from Food & Beverage and good growth from Institutional, offset partially by lower Healthcare sales as hospitals worked down their H1N1 related product inventories purchased during 2009.

LEGACY NALCO

Because Ecolab operates its international business on a November 30 fiscal year-end and the Nalco merger closed on December 1, no legacy Nalco international sales results are reported for 2011. Legacy U.S. Nalco sales of $67 million in the Water Services segment, $34 million in the Paper Services segment and $93 million in the Energy Services segment are included within consolidated Ecolab results during 2011. The inclusion of the legacy Nalco amounts within the consolidated Ecolab results added 3% to our total sales growth for 2011.

CORPORATE

The corporate segment includes $30 million of sales reductions related to the modification of a customer agreement.

Operating Income by Reportable Segment

MILLIONS	2011	2010	2009

Operating income
Legacy Ecolab
U.S. Cleaning & Sanitizing	$557	$514	$495
U.S. Other Services	70	71	66
Total U.S.	627	585	561
International	292	261	238
Currency impact	12	(9)	(14)
Ecolab subtotal	931	837	785
Legacy Nalco
Water Services	11	—	—
Paper Services	6	—	—
Energy Services	18	—	—
Nalco subtotal	35	—	—
Corporate	(212)	(30)	(104)
Consolidated	$754	$807	$681
Operating income as a percent of net sales
Legacy Ecolab
U.S. Cleaning & Sanitizing	19.0%	18.9%	18.6%
U.S. Other Services	15.2	15.9	14.6
Total U.S.	18.5	18.5	18.0
International	9.4	8.9	8.4
Legacy Nalco
Water Services	16.3	—	—
Paper Services	18.4	—	—
Energy Services	19.2	—	—
Consolidated	11.1%	13.2%	11.5%

The operating margin percentages shown for the legacy Nalco segments are not necessarily indicative of full year or future trends, as they include only one month of U.S. activity.

LEGACY ECOLAB

U.S. Cleaning & Sanitizing - Operating income increased 8% to $557 million in 2011 compared to 2010. Excluding the impact of acquisitions, operating income increased 2% in 2011. As a percentage of net sales, operating income increased slightly to 19.0% in 2011 compared to 18.9% in 2010. The increase in acquisition adjusted operating income was driven primarily by volume and pricing gains which more than offset increases in delivered product costs.

U.S. Cleaning & Sanitizing operating income increased 4% to $514 million in 2010 compared to 2009. As a percentage of net sales, operating income increased to 18.9% in 2010 from 18.6% in 2009. Sales gains and favorable delivered product costs more than offset cost increases to drive the increase in operating income.

U.S. Other Services - Operating income decreased 2% to $70 million in 2011 compared to 2010. As a percentage of net sales, operating income decreased to 15.2% in 2011 from 15.9% in 2010. The operating income decrease was driven by higher service delivery costs which outpaced sales gains and cost savings actions.

U.S. Other Services operating income increased 9% to $71 million in 2010 compared to 2009 led by improvement in Equipment Care operating results. As a percentage of net sales, operating income increased to 15.9% in 2010 from 14.6% in 2009. Operating income growth was driven by pricing and cost savings actions which more than offset service delivery and other cost increases.

International - Fixed currency operating income increased 12% to $292 million in 2011 compared to 2010. Excluding the impact of acquisitions and divestitures, fixed currency operating income increased 11% during 2011 when compared to the prior year. The International operating income margin was 9.4% in 2011 compared to 8.9% in 2010. Operating income growth was driven by volume and pricing gains and cost savings actions from our 2011 Restructuring Plan, which more than offset higher delivered product and other costs. When measured at public currency rates, operating income increased 21% to $304 million in 2011 compared to 2010.

Fixed currency operating income increased 10% to $261 million in 2010 compared to 2009. The International operating income margin was 8.9% in 2010 compared to 8.4% in 2009. Volume and pricing gains, favorable delivered product costs, and cost savings efforts more than offset investments in the business and increased costs. When measured at public currency rates, operating income increased 12% to $252 million in 2010 compared to 2009.

Operating income margins of our legacy Ecolab International operations are generally less than those realized for our legacy Ecolab U.S. operations. The lower International margins are due to (i) the smaller scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing certain raw materials and finished goods in some regions. Proportionately larger investments in sales and technical support are also necessary in order to facilitate the growth of our International operations.

LEGACY NALCO

Because Ecolab operates its international business on a November 30 fiscal year-end and the Nalco merger closed on December 1, no legacy Nalco international operating income results are reported for 2011. Legacy U.S. Nalco reported operating income of $11 million in the Water Services segment, $6 million in the Paper Services segment and $18 million in the Energy Services segment within consolidated Ecolab results during 2011. The inclusion of the legacy Nalco operating income within the consolidated Ecolab results, including amounts reported in the Corporate segment, added 2% to our total operating income change for 2011.

CORPORATE

The corporate segment includes special (gains) and charges reported on the Consolidated Statement of Income of $170 million, $8 million and $80 million for 2011, 2010 and 2009, respectively. It also includes investments in the development of business systems, certain Nalco related costs and other corporate investments we made during the last three years as part of our ongoing efforts to improve our efficiency and returns. Starting in December 2011, effective with the Nalco merger, asset step-up amortization specifically related to Nalco assets is also included in the corporate segment to provide better transparency to the performance of the underlying segment results.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Our financial position changed significantly with the closing of the Nalco merger in December 2011. Total assets increased to $18.2 billion as of December 31, 2011 compared to $4.9 billion at December 31, 2010. The Nalco merger added $11.3 billion to total assets, primarily driven by $4.4 billion of goodwill, $3.9 billion of other intangible assets, $1.1 billion of property, plant and equipment, and $1.5 billion of accounts receivable and inventories. Also driving the increase in assets is the $1.8 billion of cash we had on hand at December 31, 2011, the majority of which was used to redeem Nalco’s outstanding senior notes in January 2012. Additionally the impact of foreign currency exchange rates increased the value of international assets on our balance sheet when translated into U.S. dollars.

Total liabilities increased to $12.5 billion at December 31, 2011 from $2.7 billion at December 31, 2010. The large increase is primarily due to an increase in total debt, the balance of which was $7.6 billion at December 31, 2011 compared to $0.8 billion at December 31, 2010. The large debt increase is attributable to debt assumed as part of the Nalco merger, as well additional debt issued to fund both the cash portion of the Nalco merger consideration and share repurchases. As discussed above, in January 2012 we used cash on hand to redeem $1.7 billion of Nalco’s legacy senior notes. See further discussion of our debt activity within the Liquidity and Capital Resources section of this MD&A. The increase in total liabilities can also be attributed to other liabilities assumed as part of the Nalco merger, including $1.4 billion of non-current deferred tax liabilities, as well as an increase due to currency translation.

The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 57% at year-end 2011 and 28% at year-end 2010. The debt to capitalization ratio was higher at year-end 2011 due to the increase in debt offset partially by the increased equity, which were both due primarily to the Nalco merger. The ratio of net debt to net capitalization (total debt less cash divided by the sum of total equity and net debt) was 50% at year-end 2011 which is representative of our total debt to capitalization ratio subsequent to the redemption of the Nalco senior notes in January 2012. Our net debt to net capitalization ratio was 22% at year-end 2010. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Operating Activities - Cash provided by operating activities totaled $686 million, $950 million, and $695 million in 2011, 2010 and 2009, respectively. Nalco merger related financial advisory service payments of $48 million, a Nalco lease payment of $31 million and a payment on the customer agreement modification of $30 million, all of which were made in the fourth quarter of 2011, negatively impacted the comparison of operating cash flow between 2011 and 2010. Fluctuations in earnings and voluntary contributions to our U.S. pension plan also impacted comparisons across the three year period. We made contributions of $100 million and $225 million in 2011 and 2009, respectively, and no contributions in 2010. Operating cash flow in 2009 was also negatively impacted by the payment of a $35 million legal settlement and restructuring payments of $50 million, which were higher than restructuring payments made in 2011 and 2010.

Our bad debt expense was $15 million or 0.2% of sales in 2011, $18 million or 0.3% of net sales in 2010 and $27 million or 0.4% of net sales in 2009. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted.

Historically, we have had strong operating cash flow. We anticipate this to be enhanced by the Nalco merger, as historically, Nalco has also generated strong cash flow from operating activities. We expect to continue to use this cash flow to fund our ongoing operations and investments in the business, repay debt, acquire new businesses and return cash to shareholders through dividend payments and share repurchases.

Investing Activities - Cash used for investing activities was $2.0 billion in 2011, $304 million in 2010 and $299 million in 2009. The large increase in cash used for investing activities in 2011 was due primarily to the closing of the Nalco merger in December as well as the acquisitions of the Cleantec business of Campbell Brothers Ltd. and O.R. Solutions, Inc. in the first quarter. Total cash paid for acquisitions, net of cash acquired, in 2011 was $1.6 billion, with the Nalco merger accounting for $1.3 billion of this total. Cash paid for acquisitions increased in 2010 when compared to 2009 due to the acquisition of the commercial laundry division of Dober Chemical in the third quarter of 2010 and final payment made on the Ecovation acquisition. The Ecovation acquisition in 2008 included an indemnification escrow agreement. As part of the agreement, we initially deposited $21 million into an escrow account. In 2010 the final payment on the acquisition was settled and $4 million was paid to the seller and is included in cash paid for businesses acquired while we retained the remaining $17 million.

We continue to make investments in the business including equipment used by our customers to dispense our cleaning and sanitizing products as well as chemical feed, process control and process monitoring equipment. We also continue to target strategic business acquisitions which complement our growth strategy and expect to continue to make capital investments and acquisitions in the future to support our long-term growth.

Financing Activities - Cash provided by financing activities was $2.9 billion in 2011. Cash used for financing activities was $462 million and $398 million in 2010 and 2009, respectively. Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs.

2011 financing activities included the issuance of $3.75 billion of senior notes through a public debt offering completed in December and the issuance of $500 million of private placement senior notes, completed in November. Our 2011 financing activities also included the scheduled repayment of our $150 million 6.875% Ecolab notes and the repayment of $1.3 billion of long-term debt assumed as part of the Nalco merger, as well as an increase of $916 million of our U.S. commercial paper and share repurchases of $690 million. 2010 financing activities included a $74 million paydown of our U.S. commercial paper and $349 million of share repurchases. 2009 financing activities included a $242 million paydown of our U.S. commercial paper and $69 million of share repurchases.

In September 2011, we announced a $1.0 billion share repurchase program, contingent upon closing the merger with Nalco. As part this program, in December 2011, we entered into an accelerated share repurchase (“ASR”) agreement with a financial institution to repurchase $500 million of our common stock. Under the ASR, we received 8.3 million shares of our common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement generally will be based on the volume-weighted average price of our common stock during the term of the agreement, and will be determined upon completion of the ASR transaction, which is expected to be in the first quarter of 2012. All shares acquired under the ASR agreement will be recorded as treasury stock. The remainder of the $1.0 billion share repurchase program is expected to be completed by the end of 2012. The funds required to complete the share repurchase program are expected to come, in whole or in part, from short and long-term debt financing as discussed further in the Liquidity and Capital Resources section of this MD&A.

Shares are repurchased for the purpose of partially offsetting the dilutive effect of stock options and incentives and stock issued in acquisitions, to efficiently return capital to shareholders and for general corporate purposes. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In December 2011, we increased our indicated annual dividend rate by 14%. This represents the 20th consecutive year we have increased our dividend. We have paid dividends on our common stock for 75 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
2011	$0.1750	$0.1750	$0.1750	$0.2000	$0.7250
2010	0.1550	0.1550	0.1550	0.1750	0.6400
2009	0.1400	0.1400	0.1400	0.1550	0.5750

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2012, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and additional short-term and/or long-term borrowings. We expect our operating cash flow to remain strong.

As of December 31, 2011, we had $1.8 billion of cash and cash equivalents on hand, which were used to redeem Nalco’s outstanding senior notes of $1.7 billion in January 2012. As of December 31, 2011, $0.3 billion of our cash and cash equivalents were held outside of the U.S.

In September 2011, we replaced our existing $600 million multi-year credit facility with a $1.5 billion multi-year credit facility, which expires in September 2016. We also entered into a $2.0 billion, 364 day credit facility. Both credit facilities have been established with a diverse portfolio of banks. The credit facilities are expected to be used for general corporate purposes, including share repurchases, the repayment of other indebtedness and acquisitions. The credit facilities were also used in connection with the initial funding of the Nalco merger. The credit facilities support our U.S. commercial paper program, which has been increased from $600 million to $3.5 billion and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $3.5 billion. As of December 31, 2011, both programs are rated A-2 by Standard & Poor’s and P-2 by Moody’s, having been reduced from A-1 / P-1, respectively, due to our increased debt leverage because of the Nalco merger.

Additionally, we have other committed and uncommitted credit lines of $539 million with major international banks and financial institutions to support our general global funding needs. Approximately $439 million of these credit lines were undrawn and available for use as of our 2011 year end.

In December 2011, we issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities, with interest rates ranging from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper borrowings, which were issued to finance a portion of the cash consideration requirements relating to the Nalco merger and repay the Nalco term loans, and for general corporate purposes, including share repurchases. We also used the proceeds to refinance Nalco’s outstanding senior notes, which was completed in January 2012.

In October 2011, we entered into a Note Purchase Agreement to issue and sell $500 million private placement senior notes, split into two series: $250 million of seven year notes that mature in 2018 at a rate of 3.69% and $250 million of twelve year notes that mature in 2023 at a rate of 4.32%. Both series of the notes were funded in November 2011. The proceeds were used for general corporate purposes, including partially funding the Nalco merger.

As of December 31, 2011, Standard & Poor’s and Moody’s rated our long-term credit at BBB+ and Baa1, respectively. Our long-term credit ratings were reduced by both Standard & Poor’s and Moody’s as a result of the increased debt leverage because of the Nalco merger. A further reduction in our long-term credit ratings could limit or preclude our ability to issue commercial paper under our current programs. A credit rating reduction could also adversely affect our ability to renew existing, or negotiate new, credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing additional term notes or bonds. In addition, we have the ability, at our option, to draw upon our $3.5 billion of committed credit facilities prior to termination.

We are in compliance with all covenants and other requirements of our credit agreements and indentures.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$100	$100	$—	$—	$—
Commercial paper	916	916	—	—	—
Long-term debt*	4,904	1	673	1,738	2,492
Capital lease obligations	18	6	7	2	3
Operating leases	473	105	136	81	151
Interest**	248	52	95	63	38
Total contractual cash obligations	$6,659	$1,180	$911	$1,884	$2,684

*	Long-term debt obligations exclude legacy Nalco senior notes of $1.7 billion which were redeemed in January 2012.
**	Interest on variable rate debt was calculated using the interest rate at year-end 2011.

As of December 31, 2011, our gross liability for uncertain tax positions was $90 million of which $50 million relates to legacy Nalco. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are currently in compliance with all funding requirements of our pension and postretirement health care plans. We are required to make contributions of $38 million to the legacy Nalco U.S. pension plan in 2012, based on plan asset values as of December 31, 2011. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $45 million in 2012. These amounts have been excluded from the schedule of contractual obligations.

We lease certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $67 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

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

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 2.

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

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2011 and 2010, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

As previously discussed within the Results of Operations of this MD&A, in January 2012, we announced that in connection with the Nalco merger, we plan to undertake restructuring actions in 2012 and 2013.

Also as previously discussed within the Financial Position & Liquidity section of this MD&A, in January 2012, we redeemed $1.7 billion of Nalco outstanding senior notes, which were assumed in 2011 as part of the merger. As part of this redemption, we recognized an $18 million loss on debt extinguishment.

In December 2011, subsequent to our fiscal year end for international operations, we completed the acquisition of Esoform, the largest independent Italian healthcare manufacturer focused on infection prevention and personal care. Based outside of Venice, Italy, it has annual sales of approximately $12 million, and will be included in our International reportable segment beginning in 2012.

Also in December 2011, we completed the acquisition of the InsetCenter pest elimination business in Brazil. Annual sales of the acquired business are approximately $6 million. The business operations and staff will be integrated with our existing Brazil Pest Elimination business, and will be included in our International reportable segment beginning in 2012.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with U.S. GAAP. These Non-GAAP measures include fixed currency sales and fixed currency operating income, adjusted net sales, adjusted fixed currency net sales, adjusted operating income, adjusted fixed currency operating income, adjusted net interest expense, adjusted effective tax rate, adjusted net income attributable to Ecolab and adjusted diluted earnings per share amounts. We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special (gains) and charges items that are unusual in nature, significant in amount and important to an understanding of underlying business performance. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted net sales, adjusted fixed currency sales, adjusted operating income, adjusted fixed currency operating income, adjusted net interest expense, adjusted net income attributable to Ecolab and adjusted diluted earnings per share, which exclude special (gains) and charges and discrete tax items. In addition, to allow for a more meaningful comparison against 2010 and 2009 results, where applicable, we have excluded the impact of Nalco’s post-merger results in our 2011 non-GAAP measures.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales, adjusted fixed currency sales, fixed currency operating income and adjusted fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our international sales, adjusted sales, operating income and adjusted operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2011.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amount excludes the tax rate impact of special (gains) and charges, discrete tax items and Nalco’s post merger results which do not necessarily reflect costs associated with historical trends or expected future costs.

These measures are not in accordance with, or an alternative to U.S. GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the U.S. GAAP measures included in this MD&A and have provided reconciliations of reported U.S. GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

  demographic trends and their impact on end-markets

  focus areas and priorities

  benefits from planned initiatives

  margin compression from Nalco mix

  outlook for growth

  end-market trends and long-term potential

  sales and earnings growth

  special (gains) and charges

  restructuring activity, timing and charges and associated cost savings benefits of and synergies from the Nalco merger

  bad debt experiences and customer credit worthiness

  disputes, claims and litigation

  environmental contingencies

  returns on pension plan assets

  currency gains and losses

  investments

  cash flow and uses for cash

  business acquisitions

  dividends

  share repurchases, including the accelerated share repurchase program debt repayments

  pension and post-retirement medical contributions and benefit payments liquidity requirements and borrowing methods

  impact of credit rating downgrade

  finalization of purchase accounting

  new accounting pronouncements

  tax deductiblity of goodwill

  non performance of counterparties

  hedged transactions

  income taxes, including loss carryforwards, unrecognized tax benefits and uncertain tax positions

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company’s expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2011, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2009
Net sales (including special charges of $29.6 in 2011)	$6,798.5	$6,089.7	$5,900.6
Operating expenses
Cost of sales (including special charges of $8.9 in 2011 and $12.6 in 2009)	3,475.6	3,013.8	2,978.0
Selling, general and administrative expenses	2,438.1	2,261.6	2,174.2
Special (gains) and charges	131.0	7.5	67.1
Operating income	753.8	806.8	681.3
Interest expense, net (including special charges of $1.5 in 2011)	74.2	59.1	61.2
Income before income taxes	679.6	747.7	620.1
Provision for income taxes	216.3	216.6	201.4
Net income including noncontrolling interest	463.3	531.1	418.7
Less: Net income attributable to noncontrolling interest	0.8	0.8	1.4
Net income attributable to Ecolab	$462.5	$530.3	$417.3

Earnings attributable to Ecolab per common share
Basic	$1.95	$2.27	$1.76
Diluted	$1.91	$2.23	$1.74

Dividends declared per common share	$0.7250	$0.6400	$0.5750

Weighted-average common shares outstanding
Basic	236.9	233.4	236.7
Diluted	242.1	237.6	239.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$1,843.6	$242.3
Accounts receivable, net	2,095.3	999.6
Inventories	1,069.6	447.6
Deferred income taxes	164.0	78.9
Other current assets	223.5	101.5
Total current assets	5,396.0	1,869.9
Property, plant and equipment, net	2,295.4	1,148.3
Goodwill	5,855.3	1,329.3
Other intangible assets, net	4,275.2	282.5
Other assets	418.9	242.2
Total assets	$18,240.8	$4,872.2

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	$1,023.0	$189.2
Accounts payable	815.7	349.3
Compensation and benefits	497.2	308.1
Income taxes	81.7	36.7
Other current liabilities	748.7	441.5
Total current liabilities	3,166.3	1,324.8
Long-term debt	6,613.2	656.4
Postretirement health care and pension benefits	1,173.4	565.8
Other liabilities	1,546.8	192.2
Equity (a)
Common stock	336.1	333.1
Additional paid-in capital	3,980.8	1,310.2
Retained earnings	3,559.9	3,279.1
Accumulated other comprehensive loss	(344.9)	(271.9)
Treasury stock	(1,865.2)	(2,521.3)
Total Ecolab shareholders’ equity	5,666.7	2,129.2
Noncontrolling interest	74.4	3.8
Total equity	5,741.1	2,133.0
Total liabilities and equity	$18,240.8	$4,872.2

(a)       Common stock, 800.0 million shares authorized, $1.00 par value, 292.0 million shares outstanding at December 31, 2011; 400.0 million shares authorized, $1.00 par value, 232.5 million shares outstanding at December 31, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009

OPERATING ACTIVITIES
Net income including noncontrolling interest	$463.3	$531.1	$418.7
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation and amortization	395.7	347.9	334.3
Deferred income taxes	41.7	(31.1)	88.1
Share-based compensation expense	39.9	29.2	37.3
Excess tax benefits from share-based payment arrangements	(13.7)	(16.9)	(7.7)
Pension and postretirement plan contributions	(156.6)	(46.6)	(263.7)
Pension and postretirement plan expense	83.1	90.8	82.0
Restructuring, net of cash paid	49.5	—	22.4
Business write-downs and closures	—	—	2.4
Other, net	8.9	1.8	12.9
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(106.0)	(39.3)	45.1
Inventories	(36.1)	18.6	13.0
Other assets	(60.2)	42.4	(30.7)
Accounts payable	60.9	6.8	(25.1)
Other liabilities	(84.9)	15.7	(34.0)
Cash provided by operating activities	685.5	950.4	695.0

INVESTING ACTIVITIES
Capital expenditures	(341.7)	(260.5)	(252.5)
Capitalized software expenditures	(24.3)	(37.2)	(44.8)
Property and other assets sold	3.0	2.6	11.7
Businesses acquired and investments in affiliates, net of cash acquired	(1,633.2)	(43.4)	(14.4)
Sale of businesses	—	16.0	0.7
Receipt from indemnification escrow	—	21.0	—
Deposit into indemnification escrow	(28.1)	(2.1)	—
Cash used for investing activities	(2,024.3)	(303.6)	(299.3)

FINANCING ACTIVITIES
Net issuances (repayments) of commercial paper and notes payable	907.1	(66.6)	(244.0)
Long-term debt borrowings	4,238.7	—	—
Long-term debt repayments	(1,420.4)	(7.4)	(6.4)
Reacquired shares	(690.0)	(348.8)	(68.8)
Cash dividends paid on common stock	(162.9)	(145.5)	(132.7)
Exercise of employee stock options	89.0	89.2	46.4
Excess tax benefits from share-based payment arrangements	13.7	16.9	7.7
Deferred financing costs	(41.4)	—	—
Cash provided by (used for) financing activities	2,933.8	(462.2)	(397.8)

Effect of exchange rate changes on cash and cash equivalents	6.3	(15.9)	9.0

Increase in cash and cash equivalents	1,601.3	168.7	6.9
Cash and cash equivalents, beginning of year	242.3	73.6	66.7
Cash and cash equivalents, end of year	$1,843.6	$242.3	$73.6

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$224.2	$209.6	$143.5
Interest paid	71.1	63.3	66.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EQUITY

	ECOLAB SHAREHOLDERS
MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL ECOLAB SHAREHOLDERS’ EQUITY	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance December 31, 2008	$328.0	$1,090.5	$2,617.0	$(359.1)	$(2,104.8)	$1,571.6	$7.4	$1,579.0
Net income			417.3			417.3	1.4	418.7
Cumulative translation adjustment				199.3		199.3	0.3	199.6
Derivative instruments				(12.0)		(12.0)		(12.0)
Unrealized gains (losses) on securities				0.3		0.3	0.1	0.4
Pension and postretirement benefits				(61.4)		(61.4)		(61.4)
Total comprehensive income						543.5	1.8	545.3
Distributions to noncontrolling interests							(0.3)	(0.3)
Purchase of shares from
noncontrolling interest							(0.2)	(0.2)
Cash dividends declared			(136.2)			(136.2)		(136.2)
Stock options and awards	1.8	88.8			0.2	90.8		90.8
Reacquired shares					(68.8)	(68.8)		(68.8)
Balance December 31, 2009	329.8	1,179.3	2,898.1	(232.9)	(2,173.4)	2,000.9	8.7	2,009.6
Net income			530.3			530.3	0.8	531.1
Cumulative translation adjustment				(78.1)		(78.1)	(1.0)	(79.1)
Derivative instruments				0.2		0.2		0.2
Unrealized gains (losses) on securities				0.2		0.2		0.2
Pension and postretirement benefits				38.7		38.7		38.7
Total comprehensive income						491.3	(0.2)	491.1
Sale of noncontrolling interests							(4.7)	(4.7)
Cash dividends declared			(149.3)			(149.3)		(149.3)
Stock options and awards	3.3	130.9			0.9	135.1		135.1
Reacquired shares					(348.8)	(348.8)		(348.8)
Balance December 31, 2010	333.1	1,310.2	3,279.1	(271.9)	(2,521.3)	2,129.2	3.8	2,133.0

Net income			462.5			462.5	0.8	463.3
Cumulative translation adjustment				31.1		31.1		31.1
Derivative instruments				(10.5)		(10.5)		(10.5)
Unrealized gains (losses) on securities				0.3		0.3		0.3
Pension and postretirement benefits				(93.9)		(93.9)		(93.9)
Total comprehensive income						389.5	0.8	390.3
Cash dividends declared			(181.7)			(181.7)	(0.6)	(182.3)
Nalco merger		2,573.2			1,300.0	3,873.2	70.4	3,943.6
Stock options and awards	3.0	142.1			1.4	146.5		146.5
Reacquired shares		(44.7)			(645.3)	(690.0)		(690.0)
Balance December 31, 2011	$336.1	$3,980.8	$3,559.9	$(344.9)	$(1,865.2)	$5,666.7	$74.4	$5,741.1

COMMON STOCK ACTIVITY

	2011		2010		2009
YEAR ENDED DECEMBER 31 (SHARES)	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK
Shares, beginning of year	333,141,410	(100,628,659)	329,825,650	(93,230,909)	327,953,382	(91,773,833)
Stock options, shares	2,946,833	93,771	3,315,760	98,332	1,872,268	56,810
Stock awards, net issuances		114,064		112,080		27,342
Nalco merger		68,316,283
Reacquired shares		(12,009,258)		(7,608,162)		(1,541,228)
Shares, end of year	336,088,243	(44,113,799)	333,141,410	(100,628,659)	329,825,650	(93,230,909)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

On December 1, 2011, Nalco Holding Company (“Nalco”) merged into a wholly-owned subsidiary of Ecolab Inc. (“Ecolab” or “the company”), creating the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments. The combined company develops and markets premium programs, products and services for the hospitality, foodservice, healthcare, industrial and energy markets in more than 160 countries. The company’s cleaning and sanitizing programs and products, pest elimination services, and equipment maintenance and repair services support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors. The company’s technologies, chemicals and services are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all subsidiaries in which the company has a controlling financial interest. Investments in companies or partnerships in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported using the equity method. International subsidiaries, including those acquired from Nalco, are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company’s consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Use of Estimates

The preparation of the company’s financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company’s critical accounting estimates include revenue recognition, valuation allowances and accrued liabilities, actuarially determined liabilities, share-based compensation, income taxes, long-lived assets, intangible assets and goodwill.

Foreign Currency Translation

Financial position and reported results of operations of the company’s international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations. The foreign currency fluctuations of any foreign subsidiaries that operate in highly inflationary environments are included in results of operations.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The company believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

Cash and Cash Equivalents - The company’s investment policy limits exposure to concentrations of credit risk and changes in market conditions.

Accounts Receivable - A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. Based on historical trends and experiences, the allowance for doubtful accounts is adequate to cover potential credit risk losses.

Foreign Currency Contracts and Derivatives - Exposure to credit risk is limited by internal policies and active monitoring of outstanding positions. In addition, the company selects a diversified group of major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Accounts Receivable and Allowance For Doubtful Accounts

Accounts receivable are carried at their face amounts less an allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. The company’s estimates include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is determined the receivable will not be recovered.

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $12 million, $7 million and $10 million as of December 31, 2011, 2010 and 2009, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2011	2010	2009
Beginning balance	$45	$52	$44
Bad debt expense	15	18	27
Write-offs	(16)	(20)	(23)
Other(a)	5	(5)	4
Ending balance	$49	$45	$52

(a)   Other amounts are primarily the effects of changes in currency translations and the impact of allowance for returns and credits.

Inventory Valuations

Inventories are valued at the lower of cost or market. Certain U.S. inventory costs, including certain inventory acquired in the Nalco merger, are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 30% and 22% of consolidated inventories as of December 31, 2011 and 2010, respectively. All other inventory costs are determined using either the average cost or first-in, first-out (FIFO) methods.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising and customer equipment consists principally of various systems that dispense the company’s cleaning and sanitizing products, dishwashing machines and process control and monitoring equipment. The dispensing systems capitalized by legacy Ecolab are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 18 years for machinery and equipment and 3 to 9 years for merchandising and customer equipment and capitalized software. Total depreciation expense was $331 million, $306 million and $290 million for 2011, 2010 and 2009, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The company tests goodwill for impairment on an annual basis during the second quarter. The company’s reporting units are its operating units. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company’s testing, there has been no impairment of goodwill during the three years ended December 31, 2011. There has been no impairment of goodwill since the adoption of FASB guidance for goodwill and other intangibles on January 1, 2002. The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

	U.S.	U.S.
	CLEANING &	OTHER	INTER-
MILLIONS	SANITIZING	SERVICES	NATIONAL	NALCO(b)	TOTAL
December 31, 2009	$446.8	$50.5	$916.8	—	$1,414.1
Business acquisitions(a)	7.6	—	0.7	—	8.3
Business disposals	—	—	(2.6)	—	(2.6)
Foreign currency translation	—	—	(90.5)	—	(90.5)
December 31, 2010	454.4	50.5	824.4	—	1,329.3

Business acquisitions(a)	89.2	—	5.1	$4,403.9	4,498.2
Foreign currency translation	—	—	27.8	—	27.8
December 31, 2011	$543.6	$50.5	$857.3	$4,403.9	$5,855.3

(a)  For 2011, $89.2 million of goodwill acquired is expected to be tax deductible. For 2010, goodwill acquired is not expected to be tax deductible.

(b)  The Nalco amount is presented in total as allocated amounts by segment are not currently available.

The merger with Nalco resulted in the addition of $4.4 billion of goodwill, which will ultimately be maintained in separate reporting units. Subsequent performance of these reporting units relative to projections used in the purchase price allocation could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

As part of the Nalco merger, the company added the “Nalco” trade name as an indefinite life intangible asset. The carrying value of this asset will be subject to impairment testing beginning in 2012.

Other intangible assets subject to amortization primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2011 and 13 years as of December 31, 2010.

The weighted-average useful life by type of amortizable asset at December 31, 2011 is as follows:

NUMBER OF YEAR

Customer relationships	15
Trademarks	17
Patents	14
Other technology	8

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a change to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS

2009	$42
2010	41
2011	62
2012	238
2013	236
2014	225
2015	221
2016	217

The significant increase in future estimated amortization is due primarily to the amortizable intangible assets acquired through the Nalco merger.

Long-Lived Assets

The company periodically reviews its long-lived and amortizable intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation associated with the retirement of tangible long-lived assets is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. The company’s asset retirement obligation liability was $11.0 million and $3.4 million, respectively, at December 31, 2011 and 2010. The increase is primarily due to obligations assumed in the Nalco merger.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases. The company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries except to the extent such earnings are considered to be permanently reinvested in the subsidiary.

The company records liabilities for income tax uncertainties in accordance with the recognition and measurement criteria prescribed in authoritative guidance issued by the Financial Accounting Standards Board (“FASB”).

Revenue Recognition

The company recognizes revenue as services are performed or on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. The company’s sales policies do not provide for general rights of return. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

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

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2011	2010	2009
Net income attributable to Ecolab	$462.5	$530.3	$417.3
Weighted-average common shares outstanding
Basic	236.9	233.4	236.7
Effect of dilutive stock options, units and awards	5.2	4.2	3.2
Diluted	242.1	237.6	239.9
Earnings attributable to Ecolab per common share
Basic	$1.95	$2.27	$1.76
Diluted	$1.91	$2.23	$1.74
Anti-dilutive securities excluded from the computation of earnings per share	4.7	6.2	11.4

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, defined benefit pension and postretirement plan adjustments, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders’ equity.

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature or for trading purposes.

All of the company’s derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

New Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance on fair value measurements. The updated guidance will result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 and is not expected to have a material impact on the company’s consolidated financial statements.

In June 2011, and subsequently amended in December 2011, the FASB issued final guidance on the presentation of comprehensive income. Under the newly issued guidance, net income and comprehensive income may only be presented either as one continuous statement or in two separate, but consecutive statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The company is currently evaluating the impact of adoption and will include the required disclosures upon adoption in the first quarter of 2012.

In September 2011, the FASB issued a final standard to enhance disclosures for multiemployer pension plans. Multiemployer pension plans allow for two or more unrelated employers to make contributions to one plan, and are commonly used by employers in unionized industries. The standard is intended to provide more information about an employer’s financial obligations to a multiemployer plan. This guidance is effective for fiscal years ending after December 15, 2011. The company has identified one plan that falls within the provisions of this guidance. The company adopted the guidance in the fourth quarter of 2011 and has included the required disclosures in Note 15.

Also in September 2011, the FASB amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether performing the current two-step process is necessary. Under the new option, the calculation of the reporting unit’s fair value is not required unless as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit’s carrying amount. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption permitted. Adoption of this guidance is not expected to have a material effect on the company’s consolidated financial statements.

In December 2011, the FASB issued a final standard on balance sheet offsetting disclosures. The standard requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. This guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The company is currently evaluating the impact of adoption.

No other new accounting pronouncements issued or effective have had or are expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL (GAINS) AND CHARGES

Special (gains) and charges reported on the Consolidated Statement of Income included the following:

MILLIONS	2011	2010	2009

Net sales
Customer agreement modification	$29.6	$—	$—
Cost of sales
Restructuring charges	5.3	—	12.6
Recognition of Nalco inventory fair value step-up	3.6	—	—
Subtotal	8.9	—	12.6
Special (gains) and charges
Restructuring charges	69.0	—	59.9
Business structure and optimization	0.9	10.9	2.8
Nalco merger and integration charges	57.7	—	—
Cleantec acquisition integration charges	3.4	—	—
Gain on sale of investment	—	(5.9)	—
Venezuela currency devaluation	—	4.2	—
Other items	—	(1.7)	4.4
Subtotal	131.0	7.5	67.1
Interest expense, net
Nalco merger credit facility fees	1.5	—	—
Total special (gains) and charges	$171.0	$7.5	$79.7

For segment reporting purposes, special (gains) and charges are included in the Corporate segment, which is consistent with the company’s internal management reporting.

Restructuring charges

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain related severance. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet.

Employee termination costs are largely based on policies and severance plans and include personnel reductions and related costs for severance, benefits and outplacement services. Asset disposals include leasehold improvement write-downs. Other charges include lease terminations.

2011 Restructuring Plan

Following the implementation of new business systems in Europe, in February 2011, the company commenced a comprehensive plan to substantially improve the efficiency and effectiveness of its European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been and will continue to be undertaken outside of Europe, the costs of which have not been and are not expected to be significant (collectively the “2011 Restructuring Plan”). Through the 2011 Restructuring Plan, approximately 900 positions are expected to be eliminated.

The company anticipates that pretax restructuring charges of approximately $150 million ($125 million after tax) will be incurred through 2013, as the 2011 Restructuring Plan continues to roll out. The company anticipates that approximately $125 million of the pre-tax charges will represent cash expenditures. The remaining $25 million of the pre-tax charges represent estimated asset disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of activities undertaken through the 2011 Restructuring Plan, the company recorded restructuring charges of $68.1 million ($54.2 million after tax).

Restructuring charges and subsequent activity during 2011 related to the 2011 Restructuring Plan include the following:

	2011 Restructuring Plan
	EMPLOYEE
	TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	TOTAL
Recorded expense and accrual	$60.5	$0.5	$7.1	$68.1
Cash payments	(22.2)	—	(2.6)	(24.8)
Non-cash charges	—	(0.5)	—	(0.5)
Currency translation	(2.2)	—	—	(2.2)
Restructuring liability, December 31, 2011	$36.1	$—	$4.5	$40.6

Merger Restructuring Plan

Following the completion of the Nalco merger, in January 2012, the company formally commenced plans to undertake restructuring actions related to the reduction of its global workforce and optimization of its supply chain and office facilities, including planned reduction of plant and distribution center locations (the “Merger Restructuring Plan”).

The company expects that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total cost through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). The company anticipates that approximately $150 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $30 million of the pretax charges represent estimated asset disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

In anticipation of this Plan, a limited number of actions were taken in 2011, and as a result, the company recorded restructuring charges of $6.6 million ($4.1 million after tax). The liability related to this Plan as of December 31, 2011 was $6.3 million.

Nalco Restructuring Plan

Prior to the Nalco merger, Nalco conducted various restructuring programs to redesign and optimize its business and work processes (the “Nalco Restructuring Plan”). As part of the Nalco merger, Ecolab assumed the Nalco Restructuring Plan liability balance of $10.6 million, which was primarily related to accrued severance and termination benefits. As of December 31, 2011, the remaining liability balance related to the Nalco Restructuring Plan remained $10.6 million. The company expects minimal charges related to the run-out of this Plan.

2009 Restructuring Plan

As previously disclosed, in 2009, the company completed restructuring and other cost-saving actions in order to streamline operations and improve efficiency and effectiveness (the “2009 Restructuring Plan”). As a result of these actions, the company recorded restructuring charges of $72.5 million ($52.0 million after tax) during 2009. The 2009 Restructuring Plan was finalized and all actions, except for certain cash payments, were completed as of December 31, 2009. As of December 31, 2010, the remaining liability related to the 2009 Restructuring Plan was $2.8 million. A minimal amount remains as a liability related to the 2009 Restructuring Plan as of December 31, 2011.

Non-restructuring special (gains) and charges

As a result of the Nalco merger, during 2011, the company incurred charges of $62.8 million ($45.6 million after tax). Nalco merger charges have been included as a component of cost of sales, special (gains) and charges and interest expense, net on the Consolidated Statement of Income. Amounts included in cost of sales included recognition of fair value step-up in Nalco inventory. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in interest expense, net include fees to secure short-term credit facilities to initially fund the Nalco merger. Further details related to the Nalco merger are included in Note 4.

In the fourth quarter of 2011, the company modified a long-term customer agreement that was assumed as part of a previous acquisition. The impact of the modification was included in net sales on the Consolidated Statement of Income, resulting in a sales reduction of $29.6 million ($18.4 million after tax).

In the first quarter of 2011, the company completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia (“Cleantec”). Special gains and charges in 2011 included acquisition integration costs incurred to optimize the Cleantec business structure. Further details related to the Cleantec acquisition are included in Note 4.

Special (gains) and charges in 2010 include costs to optimize the company’s business structures. In the third quarter of 2010, the company sold an investment in a small U.S. business and recognized a gain on the sale. The investment was not material to the company’s consolidated results of operations or financial position.

Beginning in 2010, Venezuela was designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, the company recorded a charge in the first quarter of 2010 due to the remeasurement of the local balance sheet using the “official” rate of exchange for the Bolivar Fuerte.

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Ecolab makes acquisitions from time to time that the company feels align with strategic business objectives. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the acquired entities have been recorded as of the acquisition date, at their respective fair values, and consolidated with the company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The results of operations related to each acquired entity have been included in the results of the company from the date each entity was acquired. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

Nalco merger

On December 1, 2011, the company completed its merger with Nalco, the world’s leading water treatment and process improvement company. Based in Naperville, Illinois, Nalco offers water management sustainability services focused on industrial, energy and institutional market segments. Nalco’s programs and services are used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits and extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers’ end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases. Effective with the Nalco merger, the company added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments.

Under the terms of the merger agreement, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive, at the election of the stockholder, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest, provided that approximately 70% of the issued and outstanding Nalco common stock immediately prior to the effective date was converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective date was converted into the right to receive cash. In order to achieve this 70%/30% stock-cash consideration mix, the merger agreement provided for pro-rata adjustments to and reallocation of the stock consideration paid to Nalco stockholders, and cash elections made by Nalco stockholders, as well as the allocation of cash as the default consideration paid for Nalco shares owned by stockholders who failed to make an election. Those Nalco stockholders making stock elections received approximately 94% of their consideration in Ecolab shares while those electing cash received 100% cash consideration. Nalco stockholders did not receive any fractional shares of Ecolab common stock in the merger. Instead, they received cash in lieu of any fractional shares of Ecolab common stock.

The final consideration transferred to acquire all of Nalco’s stock is as follows:

MILLIONS, EXCEPT PER SHARE

Cash consideration
Number of Nalco common shares outstanding receiving cash consideration	41.8
Cash consideration per common share outstanding	$38.80
Total cash paid to Nalco shareholders electing cash consideration	$1,621.8
Stock consideration
Number of Nalco common shares outstanding receiving stock consideration	97.5
Exchange ratio	0.7005
Ecolab shares issued to Nalco shareholders electing stock consideration	68.3
Ecolab’s closing stock price on December 1, 2011	$55.62
Total fair value of stock consideration	$3,799.7
Fair value of Nalco equity compensation awards converted to Ecolab awards	$73.5
Total fair value of cash and stock consideration	$5,495.0

The company incurred certain merger and integration costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statements of Income. A total of $62.8 million has been incurred, with $57.7 million included in special (gains) and charges related to merger and integration charges, closing costs and advisory fees, $3.6 million included in cost of sales related to recognition of fair value step-up in Nalco inventory and $1.5 million included in interest expense, net related to fees to secure short-term credit facilities.

The company initially financed the merger through commercial paper borrowings backed by its $1.5 billion, 5 year credit facility and its $2.0 billion 364 day credit facility and through proceeds from its $500 million private placement senior notes. See Note 6 for further discussion on the company’s debt. The company also issued 68.3 million shares of Ecolab common stock as part of the merger transaction. In addition, certain outstanding Nalco equity compensation awards were converted into Ecolab equity compensation awards of which the consideration portion was $73.5 million. See Notes 9 and 10 for further discussion on equity and equity compensation, respectively.

The merger has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Certain estimated values are not yet finalized (see below) and are subject to change, which could be significant.

The company will finalize the amounts recognized as information necessary to complete the analyses is obtained. The company expects to finalize these amounts no later than one year from the merger date. The following items remain subject to change:

- Amounts for contingent liabilities, pending the finalization of the company’s review of the Nalco contingent liabilities

- Certain tangible and intangible assets, pending the finalization of valuation procedures

- Certain assets and liabilities related to non-wholly owned subsidiaries

- Certain assets and liabilities pending the results of a comprehensive accounting policy consistency review

- Amounts for deferred tax assets and liabilities, pending the finalization of assets acquired, liabilities assumed and resulting goodwill

The following table summarizes the values of Nalco assets acquired and liabilities assumed as of the merger date. To the extent previously discussed, such amounts are considered preliminary:

MILLIONS

Current assets	$1,869.6
Property, plant and equipment	1,069.2
Other assets	97.3
Identifiable intangible assets:
Customer relationships	2,160.0
Patents	321.0
Trade names	1,230.0
Trademarks	79.0
Other technology	91.0
Total assets acquired	6,917.1

Current liabilities	1,105.5
Long-term debt	2,858.4
Pension and postretirement benefits	505.7
Net deferred tax liability	1,188.7
Noncontrolling interests and other liabilities	167.7
Total liabilities and noncontrolling interests assumed	5,826.0
Goodwill	4,403.9
Total consideration transferred	$5,495.0

The customer relationships, patents, finite-lived trademarks and other technology are being amortized over weighted average lives of 15, 14, 15 and 8 years, respectively. The Nalco trade name has been determined to have an indefinite life.

In-process research and development associated with the Nalco merger was not significant.

Goodwill is calculated as the excess of the consideration transferred over the fair value of identifiable net assets acquired and represents the expected synergies and other benefits from combining the operations of Nalco with the operations of Ecolab. The company expects that the merger will produce revenue growth synergies through the cross-selling of products in complementary markets and also expand geographic and market breadth, while adding scale to operations in smaller countries, thus creating a stronger more globally diversified and strategically well-positioned combined entity. Key areas of cost synergies include increased purchasing power for raw materials, supply chain consolidation and elimination of corporate general and administrative functions overlap. Goodwill related to the Nalco merger is currently presented in total, but will ultimately be allocated to the Water Services, Paper Services and Energy Services operating units.

The following table provides net sales and operating income from the Nalco business included in the company’s results since the December 1, 2011 merger.

MILLIONS

Net sales	$193.4
Operating income	13.8

The following table provides unaudited pro forma net sales and reported results of operations for the years ended December 31, 2011 and 2010, assuming the Nalco merger had been completed on January 1, 2010. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, supportable and expected to have a continuing impact on the combined results. The unaudited pro forma results do not include any anticipated cost savings from operating efficiencies or synergies that could result from the merger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the merger been completed on January 1, 2010, nor are they indicative of future operating results of the combined company.

MILLIONS	2011	2010
Net sales	$ 11,283.9	$ 10,340.2
Net income attributable to Ecolab	624.3	572.3
Earnings attributable to Ecolab per common share
Basic	2.08	1.90
Diluted	2.04	1.86

Other significant acquisition activity

Excluding the Nalco merger, the pro forma impact of all other acquisitions during 2011, 2010, and 2009 was not material to the company’s consolidated financial statements; therefore pro forma financial information is not presented. Based upon purchase price allocations, excluding the Nalco merger, the components of the aggregate purchase prices of 2011, 2010 and 2009 acquisitions are shown in the following table. The contingent consideration relates to in an immaterial acquisition completed during 2011.

MILLIONS	2011	2010	2009

Net tangible assets acquired (liabilities assumed)	$58.6	$17.4	$(0.7)
Identifiable intangible assets
Customer relationships	145.5	11.3	3.0
Patents	0.3	—	1.4
Trademarks	11.2	0.7	0.2
Other technology	8.4	5.7	5.3
Total	165.4	17.7	9.9
Goodwill	94.3	8.3	5.2
Total aggregate purchase price	318.3	43.4	14.4
Contingent consideration	(5.0)	—	—
Liability for indemnification	(28.1)	—	—
Net cash paid for acquistions	$285.2	$43.4	$14.4

Excluding the Nalco merger, the weighted average useful lives of intangible assets acquired was 13 years as of December 31, 2011, 2010 and 2009.

2011 Activity

In March 2011, the company closed on the purchase of the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. The total purchase price was approximately $260 million, of which $26 million remains payable and was placed in an escrow account for indemnification purposes related to general representations and warranties. The business, which had annual sales of approximately $55 million, became part of the company’s U.S. Cleaning & Sanitizing segment during the first quarter of 2011.

In December 2010, subsequent to the company’s 2010 year end for international operations, the company completed the purchase of selected assets of the Cleantec business of Campbell Brothers Ltd. in Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, food service, hospitality and commercial laundry markets. The total purchase price was approximately $43 million, of which $2 million remains payable and was placed in an escrow account for indemnification purposes. The business, which had annual sales of approximately $55 million, became part of the company’s International segment during the first quarter of 2011.

2010 Activity

In September 2010, the company acquired the commercial laundry division of Dober Chemical Corp. The acquisition strengthens the company’s U.S. and Canada Textile Care business by adding customer relationships and business scale, as well as important customer technology. The business, which had annual sales of approximately $37 million, became part of the company’s U.S. Cleaning & Sanitizing segment during the third quarter of 2010.

2009 Activity

In October 2009, the company acquired the ISS pest elimination business in the U.K. The business, which had annual sales of approximately $6 million, was integrated with the company’s existing U.K. pest elimination business during the fourth quarter of 2009.

In February 2009, the company acquired assets of the Stackhouse business of CORPAK Medsystems, Inc. Stackhouse is a leading developer, manufacturer and marketer of surgical helmets and smoke evacuators, primarily for use during orthopedic surgeries. The business, which had annual sales of approximately $4 million, became part of the company’s U.S. Cleaning & Sanitizing segment during the first quarter of 2009.

Dispositions

During the third quarter of 2010, the company sold an investment in a small U.S. business and realized a gain of $5.9 million, which was reported in special (gains) and charges. The investment was not material to the company’s consolidated results of operations or financial position.

During the second quarter of 2010, the company sold a small joint venture in its international segment. The impact of this divestiture and the joint venture were not material to the company’s consolidated results of operations or financial position.

The company had no significant business dispositions in 2011 or 2009.

5. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2011	2010

Accounts receivable, net
Accounts receivable	$2,144.6	$1,044.5
Allowance for doubtful accounts	(49.3)	(44.9)
Total	$2,095.3	$999.6
Inventories
Finished goods	$745.5	$254.2
Raw materials and parts	351.4	216.1
Inventories at FIFO cost	1,096.9	470.3
Excess of FIFO cost over LIFO cost	(27.3)	(22.7)
Total	$1,069.6	$447.6
Property, plant and equipment, net
Land	$158.8	$28.4
Buildings and improvements	483.8	279.9
Leasehold improvements	77.3	75.9
Machinery and equipment	1,206.1	699.1
Merchandising and customer equipment	1,682.7	1,419.2
Capitalized software	385.7	321.2
Construction in progress	182.7	48.9
	4,177.1	2,872.6
Accumulated depreciation	(1,881.7)	(1,724.3)
Total	$2,295.4	$1,148.3
Other intangible assets, net
Cost of intangible assets not subject to amortization:
Trade names	$1,230.0	—
Cost of intangible assets subject to amortization:
Customer relationships	$2,593.2	$281.6
Trademarks	201.0	111.3
Patents	404.4	79.0
Other technology	174.6	73.3
	3,373.2	545.2
Accumulated amortization:
Customer relationships	(204.8)	(165.0)
Trademarks	(48.6)	(41.0)
Patents	(36.3)	(28.2)
Other technology	(38.3)	(28.5)
Total	$4,275.2	$282.5
Other assets
Deferred income taxes	$118.0	$112.0
Pension	22.3	1.5
Other	278.6	128.7
Total	$418.9	$242.2
Other current liabilities
Discounts and rebates	$239.9	$220.7
Dividends payable	60.0	40.7
Interest payable	51.0	9.3
Taxes payable, other than income	74.1	49.2
Derivative liabilities	3.3	5.1
Restructuring	57.5	2.8
Other	262.9	113.7
Total	$748.7	$441.5
Other liabilities
Deferred income taxes	$1,305.3	$65.3
Income taxes payable - noncurrent	80.8	38.1
Other	160.7	88.8
Total	$1,546.8	$192.2
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments, net of tax	$(13.5)	$(3.3)
Unrecognized pension and postretirement benefit expense, net of tax	(481.3)	(387.4)
Cumulative translation, net of tax	149.9	118.8
Total	$(344.9)	$(271.9)

6. DEBT AND INTEREST

The company had total debt of $7.6 billion as of December 31, 2011 compared to $845.6 million as of December 31, 2010. The significant increase is due primarily to the Nalco merger, which was completed on December 1, 2011. The following tables provide the components of the company’s debt obligations, along with applicable interest rates as of December 31, 2011 and 2010:

MILLIONS,	2011		2010
EXCEPT INTEREST RATES		AVERAGE		AVERAGE
		INTEREST		INTEREST
	PAYABLE	RATE	PAYABLE	RATE

Short-term debt
Commercial paper	$916.1	0.67%	—
Notes payable	100.3	1.53%	$32.4	6.00%
Long-term debt, current maturities	6.6		156.8
Total	$1,023.0		$189.2

MILLIONS, EXCEPT INTEREST RATES			2011			2010
			AVERAGE	EFFECTIVE		AVERAGE	EFFECTIVE
	MATURITY	CARRYING	INTEREST	INTEREST	CARRYING	INTEREST	INTEREST
	BY YEAR	VALUE	RATE	RATE	VALUE	RATE	RATE

Long-term debt
Description / 2011 Principal Amount
Series A senior euro notes (125 million euro)	2013	$168.1	4.36%	4.51%	$162.3	4.36%	4.51%
Series B senior euro notes (175 million euro)	2016	235.3	4.59%	4.67%	227.2	4.59%	4.67%
Senior notes ($250 million)	2015	249.1	4.88%	4.99%	248.8	4.88%	4.99%
Series A private placement senior notes ($250 million)	2018	250.0	3.69%	5.15%	—
Series B private placement senior notes ($250 million)	2023	250.0	4.32%	4.32%	—
Three year 2011 senior notes ($500 million)	2014	499.7	2.38%	2.40%	—
Five year 2011 senior notes ($1.25 billion)	2016	1,247.6	3.00%	3.04%	—
Ten year 2011 senior notes ($1.25 billion)	2021	1,249.2	4.35%	4.36%	—
Thirty year 2011 senior notes ($750 million)	2041	742.3	5.50%	5.53%	—
Term notes	2011	—			150.0	6.88%	6.96%
Legacy Nalco senior notes ($750 million)	2019	838.7	6.63%	5.13%	—
Legacy Nalco senior euro notes (200 million euro)	2019	300.7	6.88%	5.53%	—
Legacy Nalco senior notes ($500 million)	2017	558.5	8.25%	6.30%	—
Capital lease obligations	2019	18.3			17.5
Other		12.3			7.4
		6,619.8			813.2
Long-term debt, current maturities		(6.6)			(156.8)
Total		$6,613.2			$656.4

In September 2011, the company replaced its existing $600 million multi-year credit facility with a $1.5 billion multi-year credit facility, which expires in September 2016. The company also entered into a $2.0 billion, 364 day credit facility. Both of the $1.5 billion and $2.0 billion credit facilities have been established with a diverse portfolio of banks. No amounts were outstanding under any of these agreements at year end 2011 or 2010.

The credit facilities support the company’s $3.5 billion U.S. commercial paper program, which was increased from $600 million in 2011, and the company’s $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $3.5 billion. The company had $916 million in outstanding U.S. commercial paper at December 31, 2011 and no commercial paper outstanding under the U.S. program at December 31, 2010. The company had no commercial paper outstanding under its European program at December 31, 2011 or 2010. As of December 31, 2011, the company’s short-term borrowing program was rated A-2 by Standard & Poor’s and P-2 by Moody’s.

In December 2011, the company issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities. Interest rates range from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper, which were issued to fund a portion of the cash component of the Nalco merger and repay the Nalco term loans, and fund share repurchases.

In October 2011, the company entered into a Note Purchase Agreement to issue and sell $500 million private placement senior notes, split into two series: $250 million of seven year notes that mature in 2018 at a rate of 3.69% and $250 million of twelve year notes that mature in 2023 at a rate of 4.32%. Both series of the notes were funded in November 2011. The proceeds were used for general corporate purposes, including partially funding the Nalco merger.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.88% in a public debt offering. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

The company has outstanding euro 300 million ($403 million as of December 31, 2011) aggregate principal amount of the company’s private placement senior notes in two series: 4.36% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.59% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, issued in December 2006, pursuant to a Note Purchase Agreement dated July 26, 2006.

The series of notes issued by the company in February 2008 and December 2011 pursuant to public debt offerings (the “Public Notes”) may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Upon the occurrence of a change of control accompanied by a downgrade of the Public Notes below investment grade rating, within a specified time period, the company will be required to offer to repurchase the Public Notes at a price equal to 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase.

The Public Notes are senior unsecured and unsubordinated obligations of the company and rank equally with all other senior and unsubordinated indebtedness of the company from time to time outstanding.

The series of notes issued by the company in December 2006 and November 2011 pursuant to private debt offerings (the “Private Notes”) may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Upon the occurrence of specified changes of control involving the company, the company will be required to offer to repurchase the Private Notes at a price equal to 100% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. Additionally, the company will need to make a similar offer to repurchase the Private Notes upon the occurrence of specified merger events or asset sales involving the company, when accompanied by a downgrade of the Private Notes below investment grade rating, within a specified time period.

The Private Notes are senior obligations of the company and rank equal in right of payment with all other senior indebtedness of the company. The Private Notes shall be unconditionally guaranteed by subsidiaries of the company in certain circumstances, as described in the note purchase agreements as amended.

The company is in compliance with all covenants at December 31, 2011.

In February 2011, the company repaid its $150 million 6.875% notes when they became due.

In January 2012, the company redeemed $1.7 billion of Nalco senior notes, which were assumed in 2011 as part of the merger. As of December 31, 2011, the legacy Nalco senior notes were fully and unconditionally guaranteed by certain Nalco subsidiaries. In conjunction with the redemption in January 2012, all guarantees in place as of December 31, 2011 were extinguished.

As of December 31, 2011, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2012	$7
2013	175
2014	505
2015	254
2016	1,486

Interest expense and interest income incurred during 2011, 2010 and 2009 were as follows:

MILLIONS	2011	2010	2009
Interest expense	$82.1	$65.6	$67.5
Interest income	(7.9)	(6.5)	(6.3)
Interest expense, net	$74.2	$59.1	$61.2

7. FAIR VALUE MEASUREMENTS

The company’s financial instruments include cash and cash equivalents, money market funds in a rabbi trust, accounts receivable, accounts payable, contingent consideration obligations, commercial paper, notes payable, foreign currency forward contracts and long-term debt.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels:

Level 1 - Inputs are quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Inputs include observable inputs other than quoted prices in active markets.

Level 3 - Inputs are unobservable inputs for which there is little or no market data available.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, commercial paper and notes payable approximate fair value because of their short maturities. The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis were:

DECEMBER 31 (MILLIONS)	2011
	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Money market funds held in rabbi trusts	$0.9	$0.9	$—	$—
Foreign currency forward contracts	10.4	—	10.4	—

Liabilities:
Foreign currency forward contracts	3.3	—	3.3	—
Contingent consideration obligations	25.1	—	—	25.1

	2010
	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Foreign currency forward contracts	$1.8	$—	$1.8	$—

Liabilities:
Foreign currency forward contracts	5.1	—	5.1	—

Money market funds held in rabbi trusts are classified within level 1 because they are valued using quoted prices in active markets. The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date, and is classified within level 2.

The fair value of long-term debt, including current maturities, is based on quoted market prices for the same or similar debt instruments. The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2011		2010
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Long-term debt
(including current maturities)	$6,619.8	$6,885.3	$813.2	$850.6

For business acquisitions after December 31, 2008, contingent consideration obligations are recognized and measured at fair value at the acquisition date. After initial recognition, contingent consideration obligations are remeasured at fair value, with changes in fair value recognized in earnings. Contingent consideration liabilities are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The company did not have significant contingent consideration liabilities as of December 31, 2010. Changes in the fair value of contingent consideration for 2011 were as follows:

MILLIONS	2011
Balance at beginning of year	$2.4
Liabilities recognized at acquistion date	5.0
Assumed through Nalco merger	16.9
Loss (gains) recognized in earnings	0.8
Balance at end of year	$25.1

8. DERIVATIVES AND HEDGING TRANSACTIONS

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

The company does not hold derivative financial instruments of a speculative nature or for trading purposes. The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals, credit limits and credit ratings and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

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

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2011, the company entered into six forward starting swap contracts in connection with the issuance of its private placement debt during the fourth quarter of 2011. The interest rate swap agreements were designated and effective as a cash flow hedge of the expected interest payments related to the anticipated debt issuance. In the fourth quarter of 2011 the company settled the swap agreements and the decline in fair value of $15.3 million, net of tax, was recorded in AOCI. In 2006, the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes with the net settlement recorded in AOCI. The amounts in AOCI for both the 2011 and 2006 transactions are recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur. The company did not have any forward starting interest rate swap agreements outstanding at December 31, 2011, 2010 and 2009.

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

	ASSET DERIVATIVES		LIABILITY DERIVATIVES
MILLIONS	2011	2010	2011	2010

Derivatives designated as hedging instruments:

Foreign currency forward contracts	$3.8	$0.5	$1.2	$3.2

Derivatives not designated as hedging instruments:

Foreign currency forward contracts	6.6	1.3	2.1	1.9
Total	$10.4	$1.8	$3.3	$5.1

The company had foreign currency forward exchange contracts with notional values that totaled $586 million and $433 million at December 31, 2011 and 2010, respectively.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2011	2010	2009
Unrealized gain (loss) recognized into AOCI (effective portion)

Foreign currency forward contracts	AOCI (equity)	$0.2	$(2.5)	$(6.9)

Interest rate swap contracts	AOCI (equity)	(15.3)	—	—

Gain (loss) recognized in income (effective portion)

Foreign currency forward contracts	Sales	(0.3)	—	0.8
	Cost of sales	(4.7)	(4.1)	5.4
	SG&A	(1.5)	0.5	2.8
		(6.5)	(3.6)	9.0

Interest rate swap contracts	Interest expense, net	(0.8)	(0.4)	(0.4)
	Total	$(7.3)	$(4.0)	$8.6
Gain (loss) recognized in income (ineffective portion)

Foreign currency forward contracts	Interest expense, net	$(1.8)	$(1.2)	$(1.3)

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2011	2010	2009

Gain (loss) recognized in income

Foreign currency forward contracts	SG&A	$2.9	$(5.4)	$1.6
	Interest expense, net	(5.4)	(5.5)	(7.0)
	Total	$(2.5)	$(10.9)	$(5.4)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its legacy Ecolab euro denominated borrowings and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries. Additionally, legacy Nalco has euro denominated borrowings that are also designated as a hedge of existing foreign currency exposures. Accordingly, the transaction gains and losses on the euronotes, which are designated and effective as hedges of the company’s net investments, have been included as a component of the cumulative translation adjustment account. The carrying value of euro-denominated debt designated as a net investment hedge was $704 million and $389 million as of December 31, 2011 and 2010, respectively. Total transaction gains and losses related to the euronotes charged to shareholders’ equity were as follows:

MILLIONS	2011	2010	2009
Transaction gains (losses), net of tax	$(9.5)	$37.6	$(43.9)

The company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. No hedge ineffectiveness was recorded in earnings during 2011, 2010 and 2009.

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2010 and 2009. Effective December 1, 2011, following approval by the company’s shareholders, the company’s authorized common stock was increased to 800 million shares. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.725 for 2011, $0.640 for 2010 and $0.575 for 2009.

On December 1 ,2011, the company issued 68,316,283 shares of common stock for the stock consideration portion of the Nalco merger (see Note 4). In addition, as part of the consideration, each outstanding Nalco stock option was converted into an option to purchase the company’s common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco’s existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each Nalco unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance and such awards were converted based on the stock award exchange ratio into a time based restricted stock award of the company based on such performance level, with vesting subject to continued employment.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2011.

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

In February 2010, the company’s Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. In May 2011, the company’s Board of Directors authorized the repurchase of up to 15 million additional shares of common stock, including shares to be repurchased under Rule 10b5-1. In August 2011, the Finance Committee of the company’s Board of Directors, via delegation by the company’s Board of Directors, authorized the repurchase of an additional 10 million common shares which was contingent upon completion of the merger with Nalco. In September 2011, under the existing Board authorization, subject to the completion of the Nalco merger, the company announced a $1.0 billion share repurchase program. As part this program, in December 2011, the company entered into an accelerated share repurchase (“ASR”) agreement with a financial institution to repurchase $500 million of its common stock. Under the ASR, the company received 8,330,379 shares of its common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement generally will be based on the volume-weighted average price of the company’s common stock during the term of the agreement, and will be determined upon completion of the ASR transaction which is expected to be in the first quarter of 2012. All shares acquired under the ASR agreement will be recorded as treasury stock. In addition to the ASR the company reacquired 3,491,425 shares, 7,366,001 shares and 1,225,078 shares of its common stock in 2011, 2010 and 2009, respectively, through open market and private purchases. The company also reacquired 187,454 shares, 242,161 shares and 316,150 shares of its common stock in 2011, 2010 and 2009, respectively, related to the exercise of stock options and the vesting of stock awards. The company intends to repurchase all shares under its authorizations, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. As of December 31, 2011, 18,532,979 shares remained to be repurchased under the company’s repurchase authorization.

10. EQUITY COMPENSATION PLANS

The company’s equity compensation plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31, 2011, 2010 and 2009 were 8,813,059, 11,608,387 and 2,376,663, respectively. Common shares available for grant reflect 12 million shares approved by shareholders in 2010 for issuance under the plans. Following the Nalco merger, 1,405,530 common shares on a converted basis formerly reserved for grant under Nalco’s 2004 Stock Incentive Plan were added to the shares available for grant by the company. The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

Prior to 2009, almost all awards granted were non-qualified stock options. Beginning in 2009, the company changed its annual long-term incentive share-based compensation program from 100% stock options to a new program where the value of awards granted is made up of 50% stock options and 50% performance-based restricted stock unit (“PBRSU”) awards. The company also grants a limited number of non-performance based restricted stock awards (“RSA”) and restricted stock unit awards (“RSU”).

Prior to the Nalco merger, Nalco had outstanding stock options, restricted stock awards and performance share awards that were issued pursuant to its incentive compensation plan, as well as certain non-plan inducement stock options and restricted stock awards. For each of the converted awards discussed below, the stock award exchange ratio of .67959 was used to convert Nalco awards into Ecolab awards. As a result of the merger, the majority of Nalco’s existing stock options fully vested. Each outstanding Nalco option was converted into an option to purchase the company’s common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco’s existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance. As such, each Nalco performance share award converted based on the stock award exchange ratio into a time based restricted award of the company based on such performance level, with vesting subject to continued employment. The total fair value of Nalco’s converted equity compensation as of the merger dates was $111 million, of which $73 million was included in the consideration transferred to acquire Nalco, with the remaining $38 million subject to expense recognition over the remainder of the vesting term.

Total compensation expense related to all share-based compensation plans was $40 million, ($27 million net of tax benefit), $29 million ($19 million net of tax benefit) and $37 million ($24 million net of tax benefit) for 2011, 2010 and 2009, respectively.

As of December 31, 2011, there was $124 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Stock Options

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

A summary of stock option activity and average exercise prices is as follows:

SHARES	2011	2010	2009
Outstanding, beginning of year	19,988,025	22,262,204	22,695,125
Granted	2,661,551	1,783,293	1,969,241
Issued in connection with Nalco merger	883,173	—	—
Exercised	(3,331,926)	(3,813,865)	(2,061,771)
Canceled	(74,244)	(243,607)	(340,391)
Outstanding, end of year	20,126,579	19,988,025	22,262,204
Exercisable, end of year	15,885,276	16,091,416	17,315,445
Vested and expected to vest, end of year	19,915,922

AVERAGE PRICE
PER SHARE	2011	2010	2009
Outstanding, beginning of year	$38.66	$36.22	$34.51
Granted	55.38	48.03	45.03
Issued in connection with Nalco merger	29.35	—	—
Exercised	32.59	28.46	24.95
Canceled	43.68	43.86	41.68
Outstanding, end of year	$41.45	$38.66	$36.22
Exercisable, end of year	$38.57	$37.42	$34.73
Vested and expected to vest, end of year	$41.33

The total aggregate intrinsic value of options outstanding as of December 31, 2011 was $329 million, with a corresponding weighted-average remaining contractual life of 6.0 years. The total aggregate intrinsic value of options exercisable as of December 31, 2011 was $305 million, with a corresponding weighted-average remaining contractual life of 5.1 years. The total aggregate intrinsic value of options vested and expected to vest as of December 31, 2011 was $328 million, with a corresponding weighted-average remaining contractual life of 6.0 years.

Information related to stock options outstanding and stock options exercisable as of December 31, 2011, is as follows:

OPTIONS OUTSTANDING

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
$ 17.55-34.06	2,547,775	3.1 years	$27.36
34.08-35.34	3,732,870	3.5 years	34.28
35.63-41.45	3,246,566	6.9 years	36.03
41.85-45.24	2,377,390	5.0 years	44.96
45.52-48.06	3,218,811	8.2 years	46.93
48.10-49.42	2,304,248	5.9 years	49.40
49.66-55.60	2,698,919	9.7 years	55.37
	20,126,579	6.0 years	41.45

OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
$17.55-34.06	2,534,348	3.0 years	$27.36
34.08-35.34	3,732,870	3.5 years	34.28
35.63-41.45	3,246,566	6.9 years	36.03
41.85-45.24	2,307,986	5.0 years	45.00
45.52-48.06	1,698,539	7.9 years	46.55
48.10-49.42	2,275,148	5.8 years	49.42
49.66-55.60	89,819	2.9 years	51.36
	15,885,276	5.1 years	38.57

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2011, 2010 and 2009 was $69 million, $76 million and $35 million, respectively.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2011	2010	2009
Weighted-average grant-date fair value of options granted at market prices	$11.01	$10.11	$9.59
Assumptions
Risk-free rate of return	1.4%	2.0%	2.2%
Expected life	6 years	6 years	5 years
Expected volatility	22.8%	23.1%	23.3%
Expected dividend yield	1.4%	1.4%	1.4%

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

Restricted Stock Awards and Restricted Stock Units

The expense associated with PBRSU awards is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company issues shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment.

The expense associated with shares of non-performance based RSAs and RSUs is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has RSAs and RSUs that vest over periods between 12 and 60 months. The awards are generally subject to forfeiture in the event of termination of employment.

A summary of non-vested PBRSU awards and restricted stock activity is as follows:

NON-VESTED AWARDS

		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE
		FAIR VALUE		FAIR VALUE
	PBRSU	AT GRANT	RSAs AND	AT GRANT
	AWARDS	DATE	RSUs	DATE
December 31, 2010	845,630	$44.70	167,171	$43.54
Granted	572,350	52.96	126,121	51.02
Issued in connection with
Nalco merger	857,366	55.62	808,883	55.62
Vested/Earned	(13,360)	55.62	(81,874)	48.71
Canceled	(121,321)	54.07	(3,641)	41.80
December 31, 2011	2,140,665	$50.68	1,016,660	$53.67

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2011	2010	2009
United States	$440.0	$497.5	$452.7
International	239.6	250.2	167.4
Total	$679.6	$747.7	$620.1

The provision for income taxes consisted of:

MILLIONS	2011	2010	2009
Federal and state	$104.9	$173.5	$56.3
International	69.7	74.2	57.0
Total current	174.6	247.7	113.3
Federal and state	25.2	(26.3)	93.2
International	16.5	(4.8)	(5.1)
Total deferred	41.7	(31.1)	88.1
Provision for income taxes	$216.3	$216.6	$201.4

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2011	2010
Deferred tax assets
Other accrued liabilities	$112.4	$56.5
Loss carryforwards	112.0	26.1
Share-based compensation	71.8	64.0
Pension and other comprehensive income	346.3	155.5
Foreign tax credits	44.7	22.4
Debt fair value adjustment	79.4	—
Other, net	131.1	46.1
Valuation allowance	(73.1)	(11.2)
Total	824.6	359.4
Deferred tax liabilities
Property, plant and equipment basis differences	289.6	106.3
Intangible assets	1,412.1	132.2
Unremitted foreign earnings	98.0	—
Other, net	60.9	0.6
Total	1,860.6	239.1
Net deferred tax assets (liabilities) balance	$(1,036.0)	$120.3

As of December 31, 2011 the company has tax effected federal, state and international net operating loss carryforwards of approximately $2 million, $15 million and $95 million, respectively, which will be available to offset future taxable income. The state carryforwards expire from 2012 to 2031. $36 million of the international carryforwards expire from 2013 to 2031, and $59 million are unlimited carryforwards that do not expire.

The company has recorded a $73 million valuation allowance on certain deferred tax assets based on management’s determination that it is more likely than not that the tax benefits will not be utilized. Valuation allowances increased by $62 million mainly due to the addition of the deferred tax assets and related valuation allowances acquired in the Nalco merger. For additional information on the Nalco merger see Note 4. The company’s U.S. foreign tax credit carryforward stands at $45 million. The credits have a ten-year carryforward period and will expire between 2015 and 2021 if not utilized.

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2011	2010	2009
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.0	1.9	2.4
Foreign operations	(3.2)	(4.5)	(2.7)
Domestic manufacturing deduction	(2.9)	(2.0)	(1.1)
Change in valuation allowance	1.2	—	—
Nondeductible deal costs	0.8	—	—
Audit settlements and refunds	(0.5)	(1.3)	—
Other, net	(0.6)	(0.1)	(1.1)
Effective income tax rate	31.8%	29.0%	32.5%

As of December 31, 2011, the company has recorded a deferred tax liability of $98 million on foreign earnings that the company intends to repatriate. This was recorded in connection with the Nalco merger as part of purchase accounting. U.S deferred income taxes are not provided on certain unremitted foreign earnings that are considered permanently reinvested which as of December 31, 2011 were approximately $1.2 billion. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. federal income tax returns through 2004. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2008 are currently under audit. In addition to the U.S. federal examination, there is limited audit activity in several U.S state and foreign jurisdictions. The company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The company believes these changes could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $10 million during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/ or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2011, the company recognized a net discrete tax expense of $7.4 million. The net expense in 2011 is largely made up of favorable settlements and adjustments related to prior year returns and reserves which were more than offset by the impact of a charge related to the realizability of foreign net operating loss carryforwards as well as a change in the blended state tax rate. The settlements are related to the company’s 1999 through 2001 and 2007 through 2008 U.S. income tax returns and various state and other international returns.

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

The company recognized discrete tax charges of $4.5 million related to optimizing its business structure in 2009.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2011	2010	2009
Balance at beginning of year	$66.2	$116.7	$110.6
Additions based on tax positions related to the current year	7.3	10.4	16.0
Additions for tax positions of prior years	1.4	0.2	6.0
Reductions for tax positions of prior years	(27.0)	(9.1)	(5.2)
Reductions for tax positions due to statute of limitations	(0.8)	(6.8)	(8.7)
Settlements	(8.0)	(44.6)	(5.4)
Assumed in connection with the Nalco merger	50.1	—	—
Foreign currency translation	0.3	(0.6)	3.4
Balance at end of year	$89.5	$66.2	$116.7

Included in the gross liability for unrecognized tax benefits balance at December 31, 2011 is $87 million of tax positions that, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company’s provision for income taxes. During the year ended December 31, 2011 the company accrued approximately $4 million in interest. The company had approximately $6 million and $4 million of interest and penalties accrued at December 31, 2011 and 2010, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. Rental expense under all operating leases was $130 million in 2011 and $121 million in both 2010 and 2009. As of December 31, 2011, future minimum payments with non-cancelable terms in excess of one year under all legacy Ecolab operating leases and legacy Nalco operating leases related to facilities were:

MILLIONS
2012	$105
2013	80
2014	56
2015	43
2016	38
Thereafter	151
Total	$473

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $39 million in 2012. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $96 million in 2011, $88 million in 2010 and $86 million in 2009.

14. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers compensation, general liability (including product liability), automobile claims, health care claims, environmental matters, income taxes and lawsuits. The company also has contractual obligations including lease commitments.

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

Insurance: In the U.S. the company has high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitations. The company is insured for losses in excess of these limitations and has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. Outside of the U.S., legacy Ecolab is fully insured for casualty and property losses, subject to per occurrence deductibles. Outside of the U.S., legacy Nalco is fully insured for casualty and property losses, subject to per occurrence deductibles, which are higher than the legacy Ecolab deductibles. The company is self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. The company determines its liabilities for claims incurred but not reported on an actuarial basis.

Environmental matters: The company is currently participating in environmental assessments and remediation at 32 locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. The company’s reserve for environmental remediation costs was approximately $5 million and $3 million at December 31, 2011 and 2010, respectively. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

Lease commitments: Information on the company’s lease commitments and future minimum rental commitments under non-cancelable operating leases are disclosed in Note 12.

Taxes: The company is subject to ongoing tax audits in tax jurisdictions around the world. See Note 11 for further information on the company’s income taxes.

Litigation: The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time antitrust, commercial, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The company has established accruals for certain lawsuits, claims and environmental matters. The company currently believes that there is not a reasonably possible risk of material loss in excess of the amounts accrued related to these legal matters. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company’s results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the company’s consolidated financial position.

Matters Related to Wage Hour claims

The company is a defendant in five wage hour lawsuits claiming violations of the Fair Labor Standards Act or a similar state law. Four of the suits seek certification of a state class of certain Institutional, Pest Elimination or GCS/Ecolab Equipment Care division associates. The fifth suit, in which a tentative settlement has been reached, seeks certification of a national class of certain independent contractors in the company’s U.S. Other Services segment, as well as the granting of certain employment benefits. None of the suits have been certified for class-action status. The suits are still in their initial phases.

Matters Related to the Merger Transaction With Nalco Holding Company

Following the announcement of the Nalco merger, four purported stockholders of Nalco filed putative class action lawsuits against the members of Nalco’s board of directors and Ecolab, among other defendants, in the Circuit Court of the Eighteenth Judicial Circuit, DuPage County, State of Illinois. The court consolidated the four putative class action lawsuits into one action. The plaintiffs in the consolidated action filed a consolidated amended complaint. The consolidated amended complaint alleges, among other things, that the merger transaction was the result of an unfair and inadequate process, that the consideration to be received by Nalco stockholders in the merger was inadequate, that the preliminary joint proxy statement/prospectus (filed with the Securities and Exchange Commission in connection with the merger) contained misstatements and omissions and that the members of Nalco’s board of directors breached their fiduciary duties to Nalco stockholders. The consolidated amended complaint additionally alleges that Nalco and Ecolab aided and abetted the Nalco board of directors in their alleged breach of fiduciary duties. The consolidated action sought, among other things, injunctive relief enjoining Ecolab and Nalco from proceeding with the merger.

On October 24, 2011, the parties to the consolidated action reached an agreement in principle regarding settlement of the consolidated action. Under the settlement, the consolidated action will be dismissed with prejudice on the merits and all defendants will be released from any and all claims relating to, among other things, the merger and any related disclosures. The settlement is subject to customary conditions, including completion of certain confirmatory discovery, class certification for purposes of settlement and final approval by the court. In exchange for the releases provided in the settlement, Ecolab and Nalco provided additional disclosure in the joint proxy statement/prospectus requested by plaintiffs in the consolidated action. The parties have agreed that the lead plaintiff may apply to the court for an award of attorneys’ fees and reimbursement of expenses, which, under certain circumstances, the defendants have agreed not to oppose.

As discussed below, Nalco had various pending claims in place prior to the close of the Nalco merger.

Matters Related to Deepwater Horizon Incident Response

On April 22, 2010, the deepwater drilling platform, the Deepwater

Horizon, operated by a subsidiary of BP plc, sank in the Gulf of Mexico after a catastrophic explosion and fire that began on April 20, 2010. A massive oil spill resulted. Approximately one week following the incident, subsidiaries of BP plc, under the authorization of the responding federal agencies, formally requested Nalco Company, now an indirect subsidiary of Ecolab, to supply large quantities of COREXIT® 9500, a Nalco oil dispersant product listed on the U.S. EPA National Contingency Plan Product Schedule. Nalco Company responded immediately by providing available COREXIT and increasing production to supply the product to BP’s subsidiaries for use, as authorized and directed by agencies of the federal government throughout the incident. Prior to the incident, Nalco and its subsidiaries had not provided products or services or otherwise had any involvement with the Deepwater Horizon platform. On July 15, 2010, BP announced that it had capped the leaking well, and the application of dispersants by the responding parties ceased shortly thereafter.

On May 1, 2010, the President appointed retired U.S. Coast Guard Commandant Admiral Thad Allen to serve as the National Incident Commander in charge of the coordination of the response to the incident at the national level. The EPA directed numerous tests of all the dispersants on the National Contingency Plan Product Schedule, including those provided by Nalco Company, “to ensure decisions about ongoing dispersant use in the Gulf of Mexico are grounded in the best available science.” Nalco Company cooperated with this testing process and continued to supply COREXIT 9500, as requested by BP and government authorities. After review and testing of a number of dispersants, on June 30, 2010, and on August 2, 2010, the EPA released toxicity data for eight oil dispersants.

The use of dispersants by the responding parties was one tool used by the government and BP to avoid and reduce damage to the Gulf area from the spill. Since the spill occurred, the EPA and other federal agencies have closely monitored conditions in areas where dispersant has been applied. Nalco Company has encouraged ongoing monitoring and review of COREXIT and other dispersants and have cooperated fully with the governmental review and approval process. However, in connection with its provision of COREXIT, Nalco Company has been named in several lawsuits as described below.

Putative Class Action Litigation

In June, July and August 2010, and in April 2011, Nalco Company was named, along with other unaffiliated defendants, in eight putative class action complaints filed in either the United States District Court for the Eastern District of Louisiana (Parker, et al. v. Nalco Company, et al., Civil Action No. 2:10-cv-01749-CJB-SS; Harris, et al. v. BP, plc, et al., Civil Action No. 2:10-cv-02078-CJB-SS; Irelan v. BP Products, Inc., et al., Civil Action No. 11-cv-00881; Adams v. Louisiana, et al., Civil Action No. 11-cv-01051), the United States District Court for the Southern District of Alabama, Southern Division (Lavigne, et al. v. BP PLC, et al., Civil Action No. 1:10-cv-00222-KD-C; Wright, et al. v. BP, plc, et al., Civil Action No. 1:10-cv-00397-B) or the United States District Court for the Northern District of Florida, Pensacola Division (Walsh, et al. v. BP, PLC, et al., Civil Action No. 3:10-cv-00143-RV-MD; Petitjean, et al. v. BP, plc, et al., Case No. 3:10-cv-00316-RS-EMT) on behalf of various potential classes of persons who live and work in or derive income from the Coastal Zone. The Parker, Lavigne and Walsh cases have since been voluntarily dismissed. Each of the remaining actions contains substantially similar allegations, generally alleging, among other things, negligence relating to the use of our COREXIT dispersant in connection with the Deepwater Horizon oil spill. The plaintiffs in each of these putative class action lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys’ fees and costs.

Other Related Federal Claims

In July, August, September, October and December 2010, Nalco Company was also named, along with other unaffiliated defendants, in eight complaints filed by individuals in either the United States District Court for the Eastern District of Louisiana (Ezell v. BP, plc, et al., Case No. 2:10-cv-01920-KDE-JCW), the United States District Court for the Southern District of Alabama, Southern Division (Monroe v. BP, plc, et al., Case No. 1:10-cv-00472-M; Hill v. BP, plc, et al., Civil Action No. 1:10-cv-00471-CG-N; Hudley v. BP, plc, et al., Civil Action No. 10-cv-00532-N), the United States District Court for the Northern District of Florida, Tallahassee Division (Capt Ander, Inc. v. BP, plc, et al., Case No. 4:10-cv-00364-RH-WCS), the United States District Court for the Southern District of Mississippi, Southern Division (Trehern v. BP, plc, et al., Case No. 1:10-cv-00432-HSO-JMR) or the United States District Court for the Southern District of Texas (Chatman v. BP Exploration & Production, Civil Action No. 10-cv-04329; Brooks v. Tidewater Marine LLC, et al., Civil Action No. 11-cv-00049).

In April 2011, Nalco Company was also named in Best v. British Petroleum plc, et al., Civil Action No. 11-cv-00772 (E.D. La.); Black v. BP Exploration & Production, Inc., et al. Civil Action No. 2:11-cv-867, (E.D. La.); Pearson v. BP Exploration & Production, Inc., Civil Action No. 2:11-cv-863, (E.D. La.); Alexander, et al. v. BP Exploration & Production, et al., Civil Action No. 11-cv-00951 (E.D. La.); and Coco v. BP Products North America, Inc., et al. (E.D. La.).

The complaints generally allege, among other things, negligence and injury resulting from the use of COREXIT dispersant in connection with the Deepwater Horizon oil spill. The complaints seek unspecified compensatory and punitive damages, and attorneys’ fees and costs. The Chatman case was voluntarily dismissed.

All of the above-referenced cases pending against Nalco Company have been administratively transferred for pre-trial purposes to a judge in the United States District Court for the Eastern District of Louisiana with other related cases under In Re: Oil Spill by the Oil Rig “Deepwater Horizon” in the Gulf of Mexico, on April 20, 2010, Civil Action No. 10-md-02179 (E.D. La.) (“MDL 2179”). Pursuant to orders issued by Judge Barbier in MDL 2179, the claims have been consolidated in several master complaints, including one naming Nalco Company and others who responded to the Gulf Oil Spill (known as the “B3 Bundle”). Plaintiffs are required by Judge Barbier to prepare a list designating previously-filed lawsuits that assert claims within the B3 Bundle regardless of whether the lawsuit named each defendant named in the B3 Bundle master complaint. Nalco Company has received a draft list from the plaintiffs’ steering committee. The draft list identifies fifteen cases in the B3 Bundle, some of which are putative class actions. Six cases previously filed against Nalco Company are not included in the B3 Bundle.

Pursuant to orders issued by Judge Barbier in MDL 2179, claimants wishing to assert causes of action subject to one or more of the master complaints were permitted to do so by filing a short-form joinder. A short-form joinder is deemed to be an intervention into one or more of the master complaints in MDL 2179. The deadline for filing short form joinders was April 20, 2011. Of the individuals who have filed short form joinders that intervene in the B3 Bundle, Nalco Company has no reason to believe that these individuals are different from those covered by the putative class actions described above. These plaintiffs who have intervened in the B3 Bundle seek to recover damages for alleged personal injuries, medical monitoring and/or property damage related to the oil spill clean-up efforts.

Nalco Company, the incident defendants and the other responder defendants have been named as third party defendants by

Transocean Deepwater Drilling, Inc. and its affiliates (the “Transocean Entities”) (In re the Complaint and Petition of Triton Asset Leasing GmbH, et al, MDL No. 2179, Civil Action 10-2771). In April and May 2011, the Transocean Entities, Cameron International Corporation, Halliburton Energy Services, Inc., M-I L.L.C., Weatherford U.S., L.P. and Weatherford International, Inc. (collectively, the “Cross Claimants”) filed cross claims in MDL 2179 against Nalco Company and other unaffiliated cross defendants. The Cross Claimants generally allege, among other things, that if they are found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, they are entitled to indemnity or contribution from the cross defendants.

In April and June 2011, in support of its defense of the claims against it, Nalco Company filed counterclaims against the Cross Claimants. In its counterclaims, Nalco Company generally alleges that if it is found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, it is entitled to contribution or indemnity from the Cross Claimants.

Other Related State Court Actions

In March 2011, Nalco Company was named, along with other unaffiliated defendants, in an amended complaint filed by an individual in the Circuit Court of Harrison County, Mississippi, Second Judicial District (Franks v. Sea Tow of South Miss, Inc., et al., Cause No. A2402-10-228 (Circuit Court of Harrison County, Mississippi)). The amended complaint generally asserts, among other things, negligence and strict product liability claims relating to the plaintiff’s alleged exposure to chemical dispersants manufactured by Nalco Company. The plaintiff seeks unspecified compensatory damages, medical expenses, and attorneys’ fees and costs.

In October 2011, Nalco Company was named along with other unaffiliated defendants, in a complaint filed in Louisiana State Court, Toups, et al. v Nalco Company, et al., No. 59-121 (25th Judicial District Court, Parish of Plaquemines, Louisiana). The complaint alleges that 26 boat operators and clean-up technicians suffered health-related problems as a result of using chemicals during the oil spill response efforts.

On January 18, 2012, Nalco Company was named, along with other unaffiliated defendants, in a complaint filed in Louisiana State Court, Top Water Charters, LLC v. BP, P.L.C., et al., No. 0165708 (32nd Judicial District Court, Parish of Terrebonne, Louisiana). The complaint generally alleges, among other things, negligence and gross negligence relating to the Deepwater Horizon oil spill and use of chemical dispersants. The plaintiffs allege that the oil and dispersants have harmed their fishing charter businesses and seek unspecified compensatory damages, punitive damages and attorneys’ fees and costs.

The company believes the claims asserted against Nalco Company are without merit and intends to defend these lawsuits vigorously. The company also believes that it has rights to contribution and/ or indemnification (including legal expenses) from third parties. However, the company cannot predict the outcome of these lawsuits, the involvement it might have in these matters in the future, or the potential for future litigation.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

With the December 1, 2011 merger with Nalco, Ecolab assumed sponsorship of the legacy Nalco qualified and non-qualified pension and other post-retirement benefit plans that provide benefits to U.S. and non-U.S. employees. As a result, the company assumed the following plan assets and obligations from Nalco. Additionally, where appropriate, disclosures within Note 15 include 2011 Nalco data.

MILLIONS			U.S. POST-
		INTERNATIONAL	RETIREMENT
	U.S. PENSION	PENSION	HEALTHCARE
Fair value of plan assets	$290.2	$257.6	$—
Projected benefit obligation	$537.4	$402.8	$121.4

The combined Ecolab and Nalco company has non-contributory qualified defined benefit pension plans covering most of its U.S. employees. The combined company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $94 million and $75 million at December 31, 2011 and 2010, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31.

Various international subsidiaries also have defined benefit pension plans. International plans are funded based on local country requirements. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

The combined company provides postretirement health care benefits to certain U.S. employees. The corresponding plans are contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement health care plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits is not significant.

The following table sets forth financial information related to the company’s pension and postretirement health care plans:

	U.S. PENSION (a)		INTERNATIONAL PENSION		U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2011	2010	2011	2010	2011	2010
Accumulated Benefit Obligation, end of year	$1,683.5	$1,023.4	$896.0	$537.4	$277.3	$159.4
Projected Benefit Obligation
Projected benefit obligation, beginning of year	1,154 .7	1,092.7	579.4	563.4	159.4	154.6
Service cost	46.7	50.6	23.1	18.9	2.2	2.0
Interest	63.4	62.6	28.2	26.7	9.0	8.8
Participant contributions			3.7	3.2	4.4	3.5
Medicare subsidies received					0.7	0.7
Curtailments and settlements		(0.6)	(5.4)	(0.1)
Plan amendments		(39.8)	(3.7)		0.1
Actuarial loss (gain)	128.9	23.1	(43.0)	34.1	(6.2)	2.8
Assumed through Nalco merger	537.4		402.8		121.4
Benefits paid	(38.7)	(33.9)	(26.3)	(18.0)	(13.7)	(13.0)
Foreign currency translation			19.8	(48.8)
Projected benefit obligation, end of year	1,892.4	1,154.7	978.6	579.4	277.3	159.4
Plan Assets
Fair value of plan assets, beginning of year	988.9	898.8	318.5	299.4	19.6	12.7
Actual returns on plan assets	7.3	120.8	9.7	24.9	0.2	2.4
Company contributions	104.4	3.2	44.0	27.4	8.2	16.0
Participant contributions			3.7	3.2	2.3	1.5
Assumed through Nalco merger	290.2		257.6
Settlements			(4.3)
Benefits paid	(38.7)	(33.9)	(26.3)	(18.0)	(13.7)	(13.0)
Foreign currency translation			9.7	(18.4)
Fair value of plan assets, end of year	1,352.1	988.9	612.6	318.5	16.6	19.6
Funded Status, end of year	(540.3)	(165.8)	(366.0)	(260.9)	(260.7)	(139.8)

Amounts recognized in Consolidated Balance Sheet:
Other assets			22.3	1.5
Other current liabilities	(10.6)	(4.3)	(11.4)	(7.4)	(8.0)	(1.8)
Postretirement healthcare and pension benefits	(529.7)	(161.5)	(376.9)	(255.0)	(252.7)	(138.0)
Net liability	(540.3)	(165.8)	(366.0)	(260.9)	(260.7)	(139.8)

Amounts recognized in Accumulated
Other Comprehensive Loss:
Unrecognized net actuarial loss	690.4	499.9	102.8	134.6	12.9	18.1
Unrecognized net prior service costs (benefits)	(33.9)	(38.0)	(2.5)	1.2	0.3	0.3
Tax benefit	(251.7)	(179.3)	(30.8)	(41.3)	(6.2)	(8.1)
Accumulated other comprehensive loss, net of tax	404.8	282.6	69.5	94.5	7.0	10.3

Change in Accumulated Other Comprehensive Loss:
Amortization of net actuarial loss	(31.8)	(24.7)	(8.1)	(4.0)	(0.2)	(0.2)
Amortization of prior service benefits (costs)	4.2	(0.5)	(0.1)	(0.4)	(0 .1)	0.4
Current period net actuarial loss (gain)	222.2	(7.6)	(30.2)	26.4	(5.0)	(4.6)
Current period prior service costs		(39.8)	(3.7)		0.1
Curtailment		(0.9)
Tax expense (benefit)	(72.4)	28.2	10.5	(7.7)	1.9	1.8
Foreign currency translation			6.6	(5.1)
Other comprehensive loss (income)	122.2	(45.3)	(25.0)	9.2	(3.3)	(2.6)

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2012 are as follows:

	U.S.	INTERNATIONAL	U.S. POSTRETIREMENT
MILLIONS	PENSION (a)	PENSION	HEALTH CARE

Net actuarial loss	$45.1	$3.9	$0.4
Net prior service costs/(benefits)	(4.2)	(0.2)	0.1
Total	$40.9	$3.7	$0.5

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2011	2010
Aggregate projected benefit obligation	$2,638.2	$526.4
Accumulated benefit obligation	2,378.2	478.3
Fair value of plan assets	1,727.8	194.1

These plans include various international pension plans and the U.S. postretirement health care plans, which are funded consistent with local practices and requirements. These plans also include the U.S. non-qualified pension plans which are not funded, as well as for 2011, the U.S. qualified pension plans.

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

United States

The allocation and fair value of the company’s U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS
DECEMBER 31 (%)	2011	2010	2011	2010
Cash				2%
Equity securities:
Large cap equity	34%	35%	38%	43
Small cap equity	9	10	10	12
International equity	13	13	12	13
Fixed income:
Core fixed income	22	22	22	20
High-yield bonds	2	—	2	—
Other:
Real estate	4	5	4	3
Hedge funds	10	6	9	6
Private equity	6	5	3	1
Alternative investments	—	4	—	—
Total	100%	100%	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity securities:
Large cap equity	$525.1			$525.1
Small cap equity	131.0			131.0
International equity	161.8			161.8
Fixed income:
Core fixed income	303.5			303.5
High-yield bonds	21.0			21.0
Emerging markets	6.1			6.1
Other:
Real estate		$49.4		49.4
Hedge funds			$127.1	127.1
Private equity			41.5	41.5
Other	1.7	0.5		2.2
Total	$1,150.2	$49.9	$168.6	$1,368.7

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$19.7			$19.7
Equity securities:
Large cap equity	433.0			433.0
Small cap equity	120.0			120.0
International equity	135.5			135.5
Fixed income:
Core fixed income	205.4			205.4
Other:
Real estate		$28.9		28.9
Hedge funds			$55.4	55.4
Private equity			10.6	10.6
Total	$913.6	$28.9	$66.0	$1,008.5

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2010	$55.4	$10.6
Assumed through Nalco merger	25.9	21.0
Actual return on plan assets Unrealized gains (losses)	(0.9)	2.7
Purchases, sales and settlements, net	46.7	7.2
Transfers in and/or out	—	—
Ending balance at December 31, 2011	$127.1	$41.5

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2009	$49.3	$3.1
Actual return on plan assets
Unrealized gains	2.6	1.1
Realized losses	—	(0.2)
Purchases, sales and settlements, net	3.5	6.6
Transfers in and/or out	—	—
Ending balance at December 31, 2010	$55.4	$10.6

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

International

The fair value of the company’s international plans and the allocation of plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS
	2011	2010
DECEMBER 31 (%)
Cash	1%	1%
Equity securities:
International equity	41	39
Fixed income:
Corporate bonds	25	24
Government bonds	17	15
Total fixed income	42	39
Other:
Real estate	1	4
Insurance contracts	15	17
Total	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$6.7			$6.7
Equity securities:
International equity	248.0			248.0
Fixed income:
Corporate bonds	153.9	$0.2		154.1
Government bonds	102.3			102.3
Other:
Real estate		9.0		9.0
Insurance contracts		92.5		92.5
Total	$510.9	$101.7		$612.6

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$1.9			$1.9
Equity securities:
International equity	123.7			123.7
Fixed income:
Corporate bonds	77.2			77.2
Government bonds	47.3			47.3
Other:
Real estate		$12.3		12.3
Insurance contracts		56.1		56.1
Total	$250.1	$68.4		$318.5

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

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations:

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost - employee benefits earned during the year	$46.7	$50.6	$47.2	$23.1	$18.9	$14.9	$2.2	$2.0	$2.0
Interest cost on benefit obligation	63.4	62.6	59.0	28.2	26.7	24.6	9.0	8.8	9.5
Expected return on plan assets	(100.6)	(90.1)	(75.5)	(22.5)	(17.0)	(16.4)	(1.4)	(1.5)	(1.4)
Recognition of net actuarial loss	31.8	24.7	15.9	5.7	4.0	1.6	0.2	0.2	4.3
Amortization of prior service cost (benefit)	(4.2)	0.5	0.5	0.1	0.4	0.3	0 .1	(0.4)	(5.9)
Settlements/Curtailments	—	0.3		1.3	0.1	0.5	—		0.9
Total expense	$37.1	$48.6	$47.1	$35.9	$33.1	$25.5	$10.1	$9.1	$9.4

(a) Includes qualified and non-qualified plans

Plan assumptions

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
PERCENT	2011	2010	2009	2011	2010	2009	2011	2010	2009
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	4.86%	5.41%	5.84%	5.02%	4.62%	5.21%	4.80%	5.41%	5.84%
Projected salary increase	4.08	4.32	4.32	2.98	3.40	3.38
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	5.23	5.84	6.26	4.26	5.21	6.39	5.34	5.84	6.26
Expected return on plan assets	8.44	8.50	8.50	6.37	6.22	5.48	8.50	8.50	8.50
Projected salary increase	4.07	4.32	4.32	3.62	3.38	3.23

(a) Includes qualified and non-qualified plans

The discount rate assumptions for the U.S. plans are developed using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturities ranging from six months to thirty years. Individual discount rates are estimated for each of the U.S. plans and are based on the durations of each underlying plan. The company reassessed the population of bonds and the underlying discount rate curves for measurement of the plans as of December 31, 2011. The reassessment of the bond yield curve was driven by the planned discontinuation of the company’s previous bond yield curve. As a result of this reassesment, the company selected a new curve that utilizes a market weighted convention which the company believes is more accurate than the simple weighted curve previously used. The legacy Nalco U.S. plans were measured using the same bond yield curves as adopted by Ecolab.

The expected long-term rate of return used for the U.S. plans is generally based on the pension plan’s asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns.

The expected long-term rate of return used in the company’s international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment. The other assumptions used to measure the international pension obligations, including discount rate, vary by country based on specific local requirements and information. As previously noted, the measurement date for these plans is November 30. Discount rates were lower at December 31, 2011 as compared to November 30, 2011.

For postretirement benefit measurement purposes as of December 31, 2011, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5% (for pre-age 65 retirees) and 8% (for post-age 65 retirees). The rates were assumed to decrease each year until they reach 5% in 2020 for both pre-age 65 retirees and post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have an effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligation	0.1	(2.1)

Multiemployer Plan

The company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers certain of its union-represented employees. The risks of participating in a multiemployer plan are different from single-employer pension plans such that assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and if the company chooses to stop participating in the multiemployer plan, the company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The company contributed $0.4 million during 2011 and $0.5 million in both 2010 and 2009 to its multiemployer defined benefit pension plan. Participation in the multiemployer pension plan is not considered significant to the company as a whole.

Amendments

In December 2010, the company amended the legacy Ecolab qualified and non-qualified U.S. pension plans to change the formula for benefit accruals in future years for certain plan participants. These amendments resulted in a decrease in the projected benefit obligation as of December 31, 2010.

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

Cash Flows

As of year-end 2011, the company’s estimate of benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2012	$162	$2
2013	164	1
2014	169	—
2015	182	—
2016	183	—
2017-2021	1,029	—

Depending on plan funding levels, the legacy Nalco U.S. defined benefit qualified pension plan provides terminating participants with an option to receive their pension benefits in the form of lump sum payments.

The company is currently in compliance with all funding requirements of its U.S. pension and postretirement health care plans. The company’s funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. In January 2011, the company made a $100 million voluntary contribution to the U.S. pension plan. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company estimates that it will contribute approximately $109 million to the pension and postretirement health care benefit plans during 2012.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan, ESOP and Profit Sharing

Legacy Ecolab

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company’s matching contributions are 100% vested immediately. The company’s contributions amounted to $24 million in 2011, $23 million in 2010 and $22 million in 2009.

Legacy Nalco

The company sponsors a defined contribution profit sharing and savings plan for most legacy Nalco U.S. employees. Under the plan, annual profit sharing contributions are made to the accounts of participating employees that vary based on the company’s financial performance. In addition, the plan provides for matching contributions of up to 4% of eligible compensation for employees who elect to contribute to 401(k) accounts. All contributions are made to the Profit Sharing, Investment and Pay Deferral Plan Trust (the “Trust”). Contributions to the Trust, profit sharing and 401(k) matching contribution expenses from December 1, 2011 though the end of 2011 were $0.9 million, $1.8 million and $1.0 million, respectively. The company had a payable to the Trust of $34.2 million at December 31, 2011, which will be paid during 2012.

16. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Prior to the Nalco merger, the company aggregated its twelve operating units into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. Subsequent to the Nalco merger, the company continued to aggregate the legacy Ecolab operating units into the same three reportable segments. Effective with the Nalco merger, the company added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments to the merged company’s reporting structure, as discussed below. The profitability of the company’s operating segments is evaluated by management based on operating income. The company has no intersegment revenues.

Legacy Ecolab

U.S. Cleaning & Sanitizing - This reportable segment provides cleaning and sanitizing products to U.S. markets through its legacy Ecolab Institutional, Food & Beverage, Kay, Healthcare, Textile Care and Vehicle Care operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

U.S. Other Services - This reportable segment includes all other U.S. operations of the legacy Ecolab company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and Equipment Care operating segments, respectively. These two operating segments are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company’s U.S. Cleaning & Sanitizing reportable segment. These operating segments are combined and disclosed as an “all other” category.

International - This reportable segment includes four legacy Ecolab operating segments: Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. Legacy Ecolab International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The company evaluates the performance of its legacy Ecolab International operations based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “currency impact” in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2.

Legacy Nalco

The legacy Nalco business provides integrated water treatment and process improvement services for industrial and institutional applications, using technologically advanced solutions, combining chemical products and equipment, and consistent, reliable on-site service and expertise.

These solutions and services enable the company’s customers to improve production yields, lower manufacturing costs, extend asset lives and maintain environmental standards at costs that represent a small share of their overall production expense.

The legacy Nalco business is operated through three reportable segments as described below.

Water Services - This reportable segment serves the global water treatment and process chemical needs of the industrial and institutional markets.

Paper Services - This reportable segment serves the process chemicals and water treatment needs of the global pulp and paper industry.

Energy Services - This reportable segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Corporate

Consistent with the company’s internal management reporting, corporate operating expense for 2011, 2010 and 2009 includes $169.5 million, $7.5 million and $79.7 million, respectively, of special charges included on the Consolidated Statement of Income as well as merger integration costs, investments the company is making in business systems and investments in the company’s business structure. Starting in December 2011, effective with the Nalco merger, asset fair value step-up amortization specifically related to Nalco assets is also included in the corporate segment.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprised 10% or more of consolidated net sales in any of the last three years. Sales of warewashing products were approximately 18% of consolidated net sales in 2011, and approximately 19% in both 2010 and 2009. Sales of laundry products were approximately 10% of consolidated net sales in 2011 and 2010 and approximately 11% in 2009.

Total service revenue within the company’s operating segments, at public exchange rates, is included in the following table. Service revenue within the legacy Nalco operating segments is not significant.

	Service Revenue
(MILLIONS)	2011	2010	2009
U.S. Other Services	$384.5	$379.0	$381.0
International	202.4	183.0	171.0

Operating Segment Information

The following tables present net sales and operating income (loss) by reportable segment.

	Net Sales			Operating Income (Loss)
MILLIONS	2011	2010	2009	2011	2010	2009
Legacy Ecolab

U.S. Cleaning & Sanitizing	$2,930.3	$2,721.9	$2,663.3	$556.7	$513.9	$495.2
U.S. Other Services	457.1	448.5	449.4	69.7	71.4	65.7
Total U.S.	3,387.4	3,170.4	3,112.7	626.4	585.3	560.9

International	3,110.7	2,932.2	2,836.9	292.5	260.6	237.6
Currency impact	136.6	(12.9)	(49.0)	11.6	(8.6)	(13.3)
Ecolab subtotal	6,634.7	6,089.7	5,900.6	930.5	837.3	785.2

Legacy Nalco

Water Services	67.2	—	—	11.0	—	—
Paper Services	33.9	—	—	6.2	—	—
Energy Services	92.3	—	—	17.7	—	—
Nalco subtotal	193.4	—	—	34.9	—	—

Corporate	(29.6)	—	—	(211.6)	(30.5)	(103.9)
Consolidated	$6,798.5	$6,089.7	$5,900.6	$753.8	$806.8	$681.3

The following tables present the company’s depreciation and amortization, capital expenditures (including capitalized software expenditures) and total assets by reportable segment. The legacy Nalco amounts are presented in total as discretely identifiable amounts by reportable segment are not available. Corporate assets are principally cash and cash equivalents and deferred taxes. All amounts presented are measured in public exchange rates.

				Capital Expenditures
	Depreciation & Amortization			(Including Capitalized Software)			Total Assets
(MILLIONS)	2011	2010	2009	2011	2010	2009	2011	2010

U.S. Cleaning & Sanitizing	$199.8	$184.3	$185.4	$163.4	$148.7	$145.5	$2,270.7	$1,876.2
U.S. Other Services	5.3	5.4	6.4	4.5	2.5	4.0	154.2	149.4
International	174.0	158.2	142.5	176.3	146.5	147.8	2,607.9	2,413.4
Legacy Nalco	5.6	—	—	21.8	—	—	11,082.4	—
Corporate	11.0	—	—	—	—	—	2,125.6	433.2
Consolidated	$395.7	$347.9	$334.3	$366.0	$297.7	$297.3	$18,240.8	$4,872.2

Geographic Information

Net sales and property, plant and equipment at public exchange rates by geographic region are as follows:

				Property, Plant
		Net Sales		& Equipment, net

(MILLIONS)	2011	2010	2009	2011	2010

United States	$3,551.2	$3,170.4	$3,112.7	$1,205.4	$628.4
EMEA	1,955.5	1,843.2	1,854.4	488.4	298.7
Asia Pacific	721.4	575.7	489.8	366.3	126.8
Latin America	321.2	272.5	246.0	147.4	57.6
Canada	249.2	227.9	197.7	87.9	36.8
Consolidated	$6,798.5	$6,089.7	$5,900.6	$2,295.4	$1,148.3

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR

2011
Net sales (including special charges of $29.6 in Q4)	$1,518.3	$1,698.8	$1,736.1	$1,845.3	$6,798.5
Cost of sales (including special charges of $0.8, $4.5 and $3.6 in Q1, Q3 and Q4, respectively)	770.4	860.8	877.9	966.5	3,475.6
Selling, general and administrative expenses	581.6	609.6	595.3	651.6	2,438.1
Special (gains) and charges	14.6	30.1	23.3	63.0	131.0
Operating income	151.7	198.3	239.6	164.2	753.8
Interest expense, net (including special charges of $1.5 in Q4)	13.5	13.1	13.2	34.4	74.2
Income before income taxes	138.2	185.2	226.4	129.8	679.6
Provision for income taxes	44.4	59.0	71.9	41.0	216.3
Net income including noncontrolling interest	93.8	126.2	154.5	88.8	463.3
Less: Net income attributable to noncontrolling interest	0.2	0.3	0.2	0.1	0.8
Net income attributable to Ecolab	$93.6	$125.9	$154.3	$88.7	$462.5
Earnings attributable to Ecolab per common share
Basic	$0.40	$0.54	$0.67	$0.35	$1.95
Diluted	$0.40	$0.53	$0.65	$0.34	$1.91
Weighted-average common shares outstanding
Basic	232.0	231.6	231.9	252.2	236.9
Diluted	235.9	236.1	236.1	257.5	242.1

2010
Net sales	$1,432.1	$1,520.2	$1,561.9	$1,575.5	$6,089.7
Cost of sales	716.7	750.0	763.4	783.7	3,013.8
Selling, general and administrative expenses	558.1	565.3	558.5	579.7	2,261.6
Special (gains) and charges	3.5	0.6	(5.1)	8.5	7.5
Operating income	153.8	204.3	245.1	203.6	806.8
Interest expense, net	15.0	15.0	14.9	14.2	59.1
Income before income taxes	138.8	189.3	230.2	189.4	747.7
Provision for income taxes	43.1	59.8	55.9	57.8	216.6
Net income including noncontrolling interest	95.7	129.5	174.3	131.6	531.1
Less: Net income attributable to noncontrolling interest	0.2	0.2	0.1	0.3	0.8
Net income attributable to Ecolab	$95.5	$129.3	$174.2	$131.3	$530.3
Earnings attributable to Ecolab per common share
Basic	$0.41	$0.55	$0.75	$0.57	$2.27
Diluted	$0.40	$0.54	$0.74	$0.56	$2.23
Weighted-average common shares outstanding
Basic	235.4	233.4	232.8	232.1	233.4
Diluted	239.0	237.4	237.0	236.4	237.6

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2011.

On December 1, 2011, Nalco Holding Company merged into a wholly-owned subsidiary of the company. See Note 4 of the Notes to the Consolidated Financial Statements for additional information. As permitted by the Securities and Exchange Commission, companies may exclude acquisitions from their assessment of internal controls over financial reporting during the first year of an acquisition and management elected to exclude Nalco from its assessment of internal control over financial reporting as of December 31, 2011. Nalco’s total assets and total revenues represent approximately 16% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2011 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Steven L. Fritze
Chairman and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Nalco from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company in a purchase business combination during 2011. We have also excluded Nalco from our audit of internal control over financial reporting. Nalco is a wholly-owned subsidiary whose total assets and total revenues represent 16% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

PricewaterhouseCoopers LLP Minneapolis, Minnesota February 28, 2012

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2011	2010	2009	2008

OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$3,551.2	$3,170.4	$3,112.7	$3,130.1
International (at average rates of currency exchange)	3,247.3	2,919.3	2,787.9	3,007.4
Total	6,798.5	6,089.7	5,900.6	6,137.5
Cost of sales (including special (gains) and charges(2))	3,475.6	3,013.8	2,978.0	3,141.6
Selling, general and administrative expenses	2,438.1	2,261.6	2,174.2	2,257.2
Special (gains) and charges	131.0	7.5	67.1	25.9
Operating income	753.8	806.8	681.3	712.8
Gain on sale of equity investment
Interest expense, net (Including special (gains) and charges(3))	74.2	59.1	61.2	61.6
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	679.6	747.7	620.1	651.2
Provision for income taxes	216.3	216.6	201.4	202.8
Equity in earnings of Henkel-Ecolab
Income from continuing operations	463.3	531.1	418.7	448.4
Gain from discontinued operations
Changes in accounting principle
Net income including noncontrolling interest	463.3	531.1	418.7	448.4
Less: Net income attributable to noncontrolling interest	0.8	0.8	1.4	0.3
Net income attributable to Ecolab	462.8	530.3	417.3	448.1
Goodwill amortization adjustment
Net income excluding goodwill amortization(4)	$462.8	$530.3	$417.3	$448.1
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$1.91	$2.23	$1.74	$1.80
Diluted - net income	1.91	2.23	1.74	1.80
Earnings per share, as adjusted (Non-GAAP)(5)
Diluted - continuing operations	2.54	2.23	1.99	1.86
Diluted - net income	$2.54	$2.23	$1.99	$1.86
Weighted-average common shares outstanding - basic	236.9	233.4	236.7	245.4
Weighted-average common shares outstanding - diluted	242.1	237.6	239.9	249.3
SELECTED INCOME STATEMENT RATIOS
Gross profit	48.9%	50.5%	49.5%	48.8%
Selling, general and administrative expenses	35.9	37.1	36.8	36.8
Operating income	11.1	13.2	11.5	11.6
Income from continuing operations before income taxes	10.0	12.3	10.5	10.6
Income from continuing operations	6.8	8.7	7.1	7.3
Effective income tax rate	31.8%	29.0%	32.5%	31.1%
FINANCIAL POSITION
Current assets	$5,396.0	$1,869.9	$1,814.2	$1,691.1
Property, plant and equipment, net	2,295.4	1,148.3	1,176.2	1,135.2
Goodwill, intangible and other assets	10,549.4	1,854.0	2,030.5	1,930.6
Total assets	$18,240.8	$4,872.2	$5,020.9	$4,756.9
Current liabilities	$3,166.3	$1,324.8	$1,250.2	$1,441.9
Long-term debt	6,613.2	656.4	868.8	799.3
Postretirement health care and pension benefits	1,173.4	565.8	603.7	680.2
Other liabilities	1,546.8	192.2	288.6	256.5
Ecolab shareholders’ equity	5,666.7	2,129.2	2,000.9	1,571.6
Noncontrolling interest	74.4	3.8	8.7	7.4
Total equity	5 ,741.1	2,133.0	2,009.6	1,579.0
Total liabilities and equity	$18,240.8	$4,872.2	$5,020.9	$4,756.9
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$685.5	$950.4	$695.0	$753.2
Depreciation and amortization	395.7	347.9	334.3	334.7
Capital expenditures	341.7	260.5	252.5	326.7
Cash dividends declared per common share	$0.7250	$0.6400	$0.5750	$0.5300
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$7,636.2	$845.6	$967.3	$1,138.2
Total debt to capitalization	57.1%	28.4%	32.5%	41.9%
Book value per common share	$19.41	$9.16	$8.46	$6.65
Return on beginning equity	21.7%	26.5%	26.6%	23.1%
Dividends per share/diluted earnings per common share	38.0%	28.7%	33.1%	29.4%
Net interest coverage	10.2	13.7	11.1	11.6
Year end market capitalization	$16,879.0	$11,723.3	$10,547.4	$8,301.7
Annual common stock price range	$58.13-43.81	$52.46-40.66	$47.88-29.27	$52.35-29.56
Number of employees	40,200	26,494	25,931	26,568

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2007	2006	2005	2004	2003	2002	2001
OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$2,801.3	$2,562.8	$2,327.4	$2,135.7	$2,014.8	$1,923.5	$1,821.9
International (at average rates of currency exchange)	2,668.3	2,333.0	2,207.4	2,049.3	1,747.0	1,480.1	498.8
Total	5,469.6	4,895.8	4,534.8	4,185.0	3,761.8	3,403.6	2,320.7
Cost of sales (including special (gains) and charges(2))	2,691.7	2,416.1	2,248.8	2,033.5	1,846.6	1,688.7	1,121.1
Selling, general and administrative expenses	2,089.2	1,866.7	1,743.0	1,656.1	1,458.7	1,302.9	896.4
Special (gains) and charges	19.7			4.5	0.4	37.0	0.8
Operating income	669.0	613.0	543.0	490.9	456.1	375.0	302.4
Gain on sale of equity investment					11.1
Interest expense, net (Including special (gains) and charges(3))	51.0	44.4	44.2	45.3	45.3	43.9	28.4
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	618.0	568.6	498.8	445.6	421.9	331.1	274.0
Provision for income taxes	189.1	198.6	178.7	161.9	160.2	131.3	110.5
Equity in earnings of Henkel-Ecolab							15.8
Income from continuing operations	428.9	370.0	320.1	283.7	261.7	199.8	179.3
Gain from discontinued operations						1.9
Changes in accounting principle						(4.0)
Net income including noncontrolling interest	428.9	370.0	320.1	283.7	261.7	197.7	179.3
Less: Net income attributable to noncontrolling interest	1.7	1.4	0.6	1.0	1.1	1.4	1.8
Net income attributable to Ecolab	427.2	368.6	319.5	282.7	260.6	196.3	177.5
Goodwill amortization adjustment							18.5
Net income excluding goodwill amortization(4)	$427.2	$368.6	$319.5	$282.7	$260.6	$196.3	$196.0
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$1.70	$1.43	$1.23	$1.09	$0.99	$0.76	$0.68
Diluted - net income	1.70	1.43	1.23	1.09	0.99	0.75	0.68
Earnings per share, as adjusted (Non-GAAP)(5)
Diluted - continuing operations	1.66	1.43	1.24	1.09	0.96	0.88	0.75
Diluted - net income	$1.66	$1.43	$1.24	$1.09	$0.96	$0.87	$0.75
Weighted-average common shares outstanding - basic	246.8	252.1	255.7	257.6	259.5	258.2	254.8
Weighted-average common shares outstanding - diluted	251.8	257.1	260.1	260.4	262.7	261.6	259.9
SELECTED INCOME STATEMENT RATIOS
Gross profit	50.8%	50.7%	50.4%	51.4%	50.9%	50.4%	51.7%
Selling, general and administrative expenses	38.2	38.1	38.4	39.6	38.8	38.3	38.6
Operating income	12.2	12.5	12.0	11.7	12.1	11.0	13.0
Income from continuing operations before income taxes	11.3	11.6	11.0	10.6	11.2	9.7	11.8
Income from continuing operations	7.8	7.6	7.1	6.8	7.0	5.9	7.7
Effective income tax rate	30.6%	34.9%	35.8%	36.3%	38.0%	39.7%	40.3%
FINANCIAL POSITION
Current assets	$1,717.3	$1,853.6	$1,421.7	$1,279.1	$1,150.3	$1,015.9	$929.6
Property, plant and equipment, net	1,083.4	951.6	868.0	867.0	769.1	716.1	668.4
Goodwill, intangible and other assets	1,922.1	1,614.2	1,506.9	1,570.1	1,309.5	1,133.9	943.4
Total assets	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4
Current liabilities	$1,518.3	$1,502.8	$1,119.4	$939.6	$851.9	$853.8	$828.0
Long-term debt	599.9	557.1	519.4	645.5	604.4	539.7	512.3
Postretirement health care and pension benefits	418.5	420.2	302.0	270.9	249.9	207.6	183.3
Other liabilities	243.2	252.7	201.7	257.3	195.9	140.5	117.4
Ecolab shareholders’ equity	1,935.7	1,680.2	1,649.2	1,598.1	1,321.1	1,119.8	896.7
Noncontrolling interest	7.2	6.4	4.9	4.8	5.7	4.5	3.7
Total equity	1,942.9	1,686.6	1,654.1	1,602.9	1,326.8	1,124.3	900.4
Total liabilities and equity	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9	$2,541.4
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$797.6	$627.6	$590.1	$570.9	$523.9	$412.7	$358.5
Depreciation and amortization	291.9	268.6	256.9	247.0	228.1	220.6	158.8
Capital expenditures	306.5	287.9	268.8	275.9	212.0	212.8	157.9
Cash dividends declared per common share	$0.4750	$0.4150	$0.3625	$0.3275	$0.2975	$0.2750	$0.2625
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$1,003.4	$1,066.1	$746.3	$701.6	$674.6	$699.8	$745.7
Total debt to capitalization	34.1%	38.7%	31.1%	30.4%	33.7%	38.4%	45.3%
Book value per common share	$7.84	$6.69	$6.49	$6.21	$5.13	$4.31	$3.51
Return on beginning equity	25.4%	22.4%	20.0%	21.4%	23.3%	21.9%	23.1%
Dividends per share/diluted earnings per common share	27.9%	29.0%	29.5%	30.0%	30.1%	36.7%	38.6%
Net interest coverage	13.1	13.8	12.3	10.8	10.1	8.5	10.6
Year end market capitalization	$12,639.9	$11,360.4	$9,217.8	$9,047.5	$7,045.5	$6,432.0	$5,148.0
Annual common stock price range	$53.78-37.01	$46.40-33.64	$37.15-30.68	$35.59-26.12	$27.92-23.08	$25.20-18.27	$22.20-14.25
Number of employees	26,052	23,130	22,404	21,338	20,826	20,417	19,326

On December 1, 2011, the company completed its merger with Nalco, which significantly impacts the comparability of certain 2011 financial data against prior years. Results for 2004 through 2000 have been restated to reflect the effect of retroactive application of ASC 718 Compensation - Stock Compensation. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. (1)U.S. Net sales includes special (gains) and charges of $29.6 in 2011. (2)Cost of sales includes special (gains) and charges of $8.9 in 2011, $12.6 in 2009, ($0.1) in 2004, ($0.1) in 2003, $9.0 in 2002 and ($0.6) in 2001. (3)Interest expense, net includes special (gains) and charges of $1.5 million in 2011. (4)Net income excluding goodwill amortization for 2001 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if ASC 350 Intangibles - Goodwill and Other had been in effect since January 1, 2000. This non-GAAP measure is used to provide comparability of the company’s net income results. (5)Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special (gains) and charges, discrete tax items and for 2011, post merger legacy Nalco activity. All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.