Form 10-K, Exhibit 13
period 2012-12-31
ECOLAB INC
filed 2013-02-26
CIK 31462

Exhibit 13.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following management discussion and analysis (“MD&A”) provides information that we believe is useful in understanding our operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial information and related notes included in this Annual Report and the unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2011 and corresponding footnotes (the “2011 Merger Pro Formas”) included as a part of Exhibit 99.1 to our Current Report on Form 8-K filed on April 27, 2012. The 2011 Merger Pro Formas are incorporated herein by reference.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This discussion contains various “Non-GAAP Financial Measures” and various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures, Forward-Looking Statements and Risk Factors found on pages 26 and 27.

Comparability of Results

2012 versus 2011

On December 1, 2011, Nalco Holding Company (“Nalco”) merged into a wholly-owned subsidiary of Ecolab Inc. (“Ecolab”, “the company”, “we” or “our”), creating the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments.

Our results of operations include Nalco since the close of the merger on December 1, 2011. Because Nalco’s operations had such a significant impact on our operations, a comparison of our reported results for the twelve months ended December 31, 2012 against our reported results for the twelve months ended December 31, 2011 is not entirely meaningful. In order to provide a meaningful comparison of our results of operations, where applicable (generally net sales through operating income), we have supplemented our historical financial data with discussion and analysis that compares reported and adjusted results for the twelve months ended December 31, 2012 against the 2011 Merger Pro Formas.

The 2011 Merger Pro Formas are based on the historical consolidated financial statements and accompanying notes of both Ecolab and Nalco and were prepared to illustrate the effects of our merger with Nalco, assuming the merger had been consummated on January 1, 2010. The 2011 Merger Pro Formas also include the movement of certain legacy Ecolab water treatment related businesses from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment, which resulted from changes in how we internally manage and report results within our legacy Ecolab Food & Beverage and Asia Pacific operating units. The movement of the water treatment related business did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

The unaudited 2012 adjusted results and 2011 adjusted pro forma results exclude special (gains) and charge items that are unusual in nature and significant in amount. The exclusion of such items help provide a better understanding of underlying business performance.

The unaudited pro forma and adjusted pro forma results are not necessarily indicative of the results of operations that would have actually occurred had the merger been completed as of the date indicated, nor are they indicative of future operating results of the combined company.

Reported data for both 2012 and 2011 and comparison against applicable unaudited pro forma data for 2011 included within this MD&A are shown in the following tables. Reconciliations of reported, pro forma, adjusted and pro forma adjusted amounts are provided on pages 14-18 of this MD&A.

Selected Statement of Income Data

	REPORTED	REPORTED	PRO FORMA
MILLIONS	2012	2011	2011
Net sales	$11,838.7	$6,798.5	$11,283.9
Cost of sales	6,483.5	3,475.6	6,126.4
Selling, general and administrative expenses	3,920.2	2,438.1	3,920.6
Special (gains) and charges	145.7	131.0	(19.8)
Operating income	$1,289.3	$753.8	$1,256.7

Special (Gains) and Charges

	REPORTED	REPORTED	PRO FORMA
MILLIONS	2012	2011	2011
Net sales
Customer agreement modification	$-	$29.6	$29.6
Cost of sales
Restructuring charges	22.7	5.3	5.3
Recognition of Nalco inventory fair value step-up	71.2	3.6	3.6
Subtotal	93.9	8.9	8.9
Special (gains) and charges
Restructuring charges	116.6	69.0	77.9
Champion acquisition costs	18.3	-	-
Nalco merger and integration costs	70.9	57.7	34.0
Gain on sales of businesses, litigation related charges and other	(60.1)	4.3	(131.7)
Subtotal	145.7	131.0	(19.8)
Total special (gains) and charges within operating expense	$239.6	$169.5	$18.7

Reportable Segments

	REPORTED	REPORTED	PRO FORMA
MILLIONS	2012	2011	2011
Net sales
U.S. Cleaning & Sanitizing	$2,992.9	$2,930.3	$2,839.0
U.S. Other Services	474.6	457.1	457.1
International Cleaning, Sanitizing & Other Services	3,175.8	3,075.1	3,027.4
Global Water	2,087.4	67.2	2,014.0
Global Paper	805.4	33.9	811.8
Global Energy	2,268.0	92.3	1,873.4
Corporate	-	(29.6)	(29.6)
Subtotal at fixed currency rates	11,804.1	6,626.3	10,993.1
Effect of foreign currency translation	34.6	172.2	290.8
Consolidated	$11,838.7	$6,798.5	$11,283.9

Operating Income
U.S. Cleaning & Sanitizing	$651.4	$556.7	$568.5
U.S. Other Services	70.8	69.7	69.7
International Cleaning, Sanitizing & Other Services	340.8	285.8	280.3
Global Water	235.9	11.0	196.7
Global Paper	86.3	6.2	75.9
Global Energy	360.1	17.7	264.0
Corporate	(459.9)	(211.6)	(226.6)
Subtotal at fixed currency rates	1,285.4	735.5	1,228.5
Effect of foreign currency translation	3.9	18.3	28.2
Consolidated	$1,289.3	$753.8	$1,256.7

2011 versus 2010

Based on the December 1, 2011 completion of the Nalco merger, one month of legacy Nalco U.S. subsidiary activity was included in the consolidated Ecolab results during 2011. Consistent with our historical practice, International subsidiaries are included in the financial statements on the basis of their U.S. GAAP November 30 fiscal year-ends.

In order to provide the most meaningful comparisons of 2011 results of operations versus 2010 results of operations, where applicable, comparisons made throughout the MD&A of 2011 results against 2010 results have been presented excluding the 2011 post merger Nalco activity. In addition, the unaudited 2011 and 2010 adjusted results exclude special (gains) and charge items that are unusual in nature and significant in amount. The exclusion of such items help provide a better understanding of underlying business performance.

Reconciliations of reported and adjusted amounts are provided on pages 14-22 of this MD&A.

Fixed Currency Foreign Exchange Rates

We evaluate the performance of our international operations based on fixed currency exchange rates, which eliminate the impact of exchange rate fluctuations on our international operations. Fixed currency amounts for all years presented are updated annually based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2012.

EXECUTIVE SUMMARY

In 2012, Ecolab significantly outpaced continued mixed conditions in our end markets to deliver strong double-digit adjusted earnings growth. We also made key investments in growth drivers for the future and achieved another year of outstanding shareholder returns.

We realized strong fixed currency organic growth as our teams emphasized our innovative product and service strengths to help customers obtain better results and lower costs, and through these, we drove new account gains across our customer segments. We continued to implement appropriate price increases to help offset higher delivered product costs and investments in our business. We also used new products, cost efficiencies and merger synergies to leverage margins and deliver the strong earnings gain.

Global hospitality markets continued to show improving trends and food and beverage and healthcare were generally steady, while foodservice markets in the U.S. and Europe remained soft. Regionally, Latin America continued to show very good growth, the U.S. and Asia Pacific showed steady trends and Europe softened. Global industrial end markets showed improving trends, light end markets were mixed and mining slowed throughout the year. Regionally, all water markets showed steady trends in the Americas and Asia Pacific and general softness in Europe, Middle East and Africa (“EMEA”); paper end markets remained soft, especially in the U.S. and Asia Pacific. Energy upstream end markets were strong in the Americas, the Middle East and Africa (“MEA”) and North Sea and downstream end markets were steady globally. Within this backdrop, we continued to focus on driving our sales, working to expand our shares in all markets and regions; investing in new product development that provide outstanding results and enable customers to save labor, water and energy; making smart investments to sustain our growth in the future; strengthening our safety culture; and employing strategic acquisitions to bolster the current business and to develop new areas of growth.

We also made important investments for the future, including announcing the creation of a new organization model to support global growth, developing common employee benefits and other key policies and mapping a global shared services organization model. We announced our intent to make a major investment in the energy market, with the pending acquisition of Champion Technologies and its related company Corsicana Technologies (collectively “Champion”). Champion is a Houston, Texas-based global energy specialty products and services company with approximately 3,300 employees in more than 30 countries delivering product and service-based offerings to the oil and gas industry. Champion’s sales for the business to be acquired were approximately $1.4 billion in 2012. The Champion acquisition remains subject to various closing conditions.

Through these focused actions, we once again delivered outstanding results for our shareholders in 2012 while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Sales: Reported 2012 sales of $11.8 billion increased 74% compared to reported 2011 sales of $6.8 billion and 5% compared to 2011 pro forma sales of $11.3 billion. Sales were negatively impacted by foreign currency exchange compared to the prior year, as 2012 fixed currency sales increased 7% when compared to 2011 adjusted pro forma fixed currency sales. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, the Net Sales table on page 14, and the Sales by Reportable Segment tables on page 19.

Gross Margin: Our reported gross margin was 45.2% of sales for 2012, which compared against a 2011 reported gross margin of 48.9% and a 2011 pro forma gross margin of 45.7%. Excluding the impact of special (gains) and charges included in sales from 2011 and in cost of sales from both 2012 and 2011, our 2012 adjusted gross margin was 46.0% and our 2011 pro forma adjusted gross margin was 45.9%. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, and the Gross Margin table on page 14.

Operating Income: Reported operating income increased 71% to $1,289 million in 2012 when compared to $754 million in 2011. Reported 2012 operating income increased 3% when compared to 2011 pro forma operating income of $1,257 million. Excluding the impact of special (gains) and charges from 2012 reported operating income and from 2011 pro forma operating income, 2012 adjusted operating income increased 20% when compared against 2011 adjusted pro forma operating income. Foreign currency had a negative impact on operating income growth, as 2012 adjusted fixed currency operating income increased 22% when compared to 2011 adjusted pro forma fixed currency operating income. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, the Operating Income table on page 17, and Operating Income by Reportable Segment tables on pages 21 and 22.

Earnings Per Share: Reported diluted earnings per share increased 23% to $2.35 in 2012 compared to $1.91 in 2011. Special (gains) and charges had a significant impact on both years, driven by restructuring charges and Nalco integration costs incurred in both 2012 and 2011, Champion acquisition costs, the gain on sale of our Vehicle Care business and litigation related charges in 2012, and the modification of a long-term customer agreement in 2011. Nalco merger related activity also negatively impacted 2011 reported diluted earnings per share. Non-GAAP adjusted earnings per share, which exclude the impact of special (gains) and charges and discrete tax items from both 2012 and 2011 and Nalco merger related activity from 2011, increased 17% to $2.98 in 2012 compared to $2.54 in 2011. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share (“EPS”) table on page 18.

Cash Flow: Cash flow from operating activities was $1.2 billion in 2012. We continued to generate strong cash flow from operations, allowing us to fund our ongoing operations, investments in the business, acquisitions and pension obligations and return cash to our shareholders through share repurchases and dividend payments.

Balance Sheet: We remain committed to our stated objective of having an investment grade balance sheet, supported by our current rating of BBB+/Baa1 by the major ratings agencies. We expect to return to “A” ratings metrics by the end of 2015. Our strong balance sheet has allowed us continued access to capital at attractive rates.

Dividends: We increased our quarterly cash dividend 15% in December 2012 to an indicated annual rate of $0.92 per share. The increase represents our 21st consecutive annual dividend rate increase and the 76th consecutive year we have paid cash dividends. We have achieved this outstanding dividend record through our excellent business model and strong financial position, and we believe our recent actions have strengthened our growth prospects, cash flow and ability to deliver superior shareholder returns going forward.

Restructuring Initiatives: In February 2011, we commenced a comprehensive plan to improve substantially the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Despite the very slow conditions in Europe, we grew our sales and expanded operating margins, benefiting from our work to leverage our scale, improve process efficiency, consolidate facilities, and simplify and enhance our product portfolio. We expect the restructuring activities related to this plan will be substantially completed by the end of 2013.

Following the completion of the Nalco merger, we commenced plans in January 2012 to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities. We expect that restructuring activities related to the Nalco merger will be substantially completed by the end of 2013.

Nalco Merger Integration: The integration of Ecolab and Nalco continues to be on track. Our teams came together quickly and smoothly, meeting or beating all of our merger goals for the first year. Customer reaction to our combined offering was excellent, allowing us to be more confident than ever in the value we will create through the merger. We were also successful using joint innovation processes to introduce several new products across our legacy platforms.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company’s financial condition or results of operations.

Besides estimates that meet the “critical” estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues or expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

Revenue Recognition

We recognize revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. We recognize revenue on services as they are performed. While we employ a sales and service team to ensure our customer’s needs are best met in a high quality way, the vast majority of our revenue is generated from product sales. Outside of the service businesses discussed in Note 16, any other services are either incidental to a product sale and not sold separately or are insignificant.

Our sales policies do not provide for general rights of return. Critical estimates used in recognizing revenue include the delay between the time that products are shipped, when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. We also record estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. In addition, our estimates also include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $73 million and $49 million, as of December 31, 2012 and 2011, respectively. These amounts include our allowance for sales returns and credits of $13 million and $12 million as of December 31, 2012 and 2011, respectively. Our bad debt expense as a percent of net sales was 0.3%, 0.2% and 0.3% in 2012, 2011 and 2010, respectively. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events, economic downturns, or significant changes in future trends were to occur, additional allowances may be required.

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

Actuarially Determined Liabilities

As part of the merger with Nalco, we assumed sponsorship of the Nalco qualified and non-qualified pension and other postretirement benefit plans.

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases, and expected return on assets. The discount rate assumptions for the U.S. Plans are assessed using a yield curve constructed from a subset of bonds yielding greater than the median return from a population of non-callable, corporate bond issues rated Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the Plans’ projected cash flows to the bond yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and views of investment advisors.

The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans increased from $690 million to $769 million (before tax) as of December 31, 2011 and 2012, respectively, primarily due to a decrease in our discount rate. The assumptions used to estimate our U.S. pension and postretirement obligations vary by plan. In determining our U.S. pension obligations for 2012, our discount rate decreased to 4.14% from a weighted average 4.86% at year-end 2011 and our weighted-average projected salary increase increased from 4.08% as of December 31, 2011 to 4.32% as of December 31, 2012. In determining our U.S. postretirement health care obligation for 2012, our discount rate decreased to 3.95% from a weighted-average 4.80% at year-end 2011. Our weighted-average expected return on U.S. plan assets, which reflects our expected long-term returns on plan assets used for determining 2012 and 2013 U.S. pension expense, was 8.25%. Our weighted-average expected return on plan assets used for determining 2012 and 2013 U.S. postretirement health care expense was 8.25%.

The effect on December 31, 2012 funded status and 2013 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2012 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2013 EXPENSE
Discount rate	-0.25 pts	$60.2	$5.0
Expected return on assets	-0.25 pts	N/A	$3.9

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2013 EXPENSE
Discount rate	-0.25 pts	$8.2	$0.6
Expected return on assets	-0.25 pts	N/A	$0.1

Our international pension obligations and underlying plan assets are approximately one third of our global pension plans, with the majority of the amounts held in the U.K. and Eurozone countries. We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information.

See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

In the U.S. we have high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitations. Globally, we have high deductible insurance policies for property losses. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims on an actuarial basis. A change in these assumptions would cause reported results to differ.

Restructuring

We incur costs for restructuring activities associated with plans to enhance our efficiency and effectiveness and sharpen the competitiveness of our businesses. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs include leasehold improvement write-downs and other asset write-downs associated with combining operations.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain and manufacturing related actions. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet. We expect to incur a total of $330 million in charges for our two active restructuring plans from 2011 to 2013 and at December 31, 2012, we had a restructuring liability of $117 million. For additional information on our current restructuring activities, see Note 3.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant discrete item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period.

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

U.S. deferred income taxes are not provided on certain unremitted foreign earnings that are considered permanently reinvested. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or are available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes on an ongoing basis that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our federal income tax returns through 2004. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2010 are currently under audit. In addition to the U.S. federal examinations, we have limited audit activity in several U.S. state and foreign jurisdictions. The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. As of December 31, 2012, our gross liability for uncertain tax positions was $93 million. For additional information on income taxes, see Note 11.

Long-Lived, Intangible Assets and Goodwill

We periodically review our long-lived and intangible assets, the total value of which were $6.8 billion as of December 31, 2012, for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include, for example, a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset’s carrying value over its estimated fair value.

We also periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets. As part of the Nalco merger, we added intangible asset trade names with indefinite useful lives. The carrying value of the indefinite life trade names were subject to annual impairment testing during the second quarter of 2012. Based on this testing, no adjustment to the carrying value was necessary.

As of December 31, 2012, we had total goodwill of $5.9 billion. We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating segments. If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between the annual tests. Goodwill impairment has historically been determined using a two-step process. However, in September 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether performing the current two-step process is necessary. Under the new option, the calculation of the reporting unit’s fair value is not required unless as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit’s carrying amount. We adopted this guidance effective with our annual goodwill impairment testing during the second quarter of 2012.

In spite of the change in accounting guidance, assessing goodwill for impairment remains judgmental in nature and often involves the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method.

These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.

Our merger with Nalco resulted in the addition of $4.5 billion of goodwill. Subsequent performance of the reporting units holding the additional goodwill relative to projections used in our purchase price allocation could result in impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

Based on our testing, there has been no impairment of goodwill during the three years ended December 31, 2012. Additionally, based on the ongoing performance of our operating units, updating the impairment testing during the second half of 2012 was not deemed necessary.

RESULTS OF OPERATIONS

Net Sales

				PERCENT			PERCENT
MILLIONS	2012	2011		CHANGE	2011	2010	CHANGE

Reported GAAP net sales	$11,838.7	$6,798.5		74%	$6,798.5	$6,089.7	12%
Adjustments:
Nalco merger pro forma adjustment	—	4,485.4			—	—
Net sales	11,838.7	11,283.9	*	5	6,798.5	6,089.7	12
Adjustments:
Special (gains) and charges	—	29.6			29.6	—
Nalco merger impact to 2011 reported results	—	—			(193.4)	—
Non-GAAP adjusted sales	11,838.7	11,313.5	*	5	6,634.7	6,089.7	9
Effect of foreign currency translation	(34.6)	(290.8	)*		(172.2)	(20.0)
Non-GAAP adjusted fixed currency sales	$11,804.1	$11,022.7	*	7%	$6,462.5	$6,069.7	6%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

The increase in reported sales for 2012 is due primarily to the inclusion of the Nalco business in our results. Reported sales for 2012 increased 5% when compared to both 2011 pro forma sales and 2011 adjusted pro forma sales. Foreign currency negatively impacted sales growth in 2012.

The increase in reported sales for 2011 was also impacted by the Nalco merger. Excluding Nalco merger related activity and special (gains) and charges from 2011 results, adjusted sales increased 9% when compared to 2010 reported sales. Foreign currency positively impacted sales growth in 2011.

The change components of the year-over-year 2012 reported net sales versus 2011 adjusted pro forma sales and the year-over-year 2011 adjusted sales versus 2010 reported sales are as follows:

PERCENT	2012	2011

Volume	5%	3%
Price changes	2	1
Acquisitions and divestitures	—	2
Non-GAAP adjusted fixed currency sales increase	7	6
Foreign currency translation	(2)	2
Non-GAAP adjusted sales increase	5%	9%

Note: Amounts in the table above do not necessarily sum due to rounding.

Gross Margin

PERCENT	2012	2011	2011	2010

Reported gross margin	45.2%	48.9%	48.9%	50.5%
Adjustments:
Nalco merger pro forma adjustment	—	(3.2)	—	—
Gross margin	45.2%	45.7%*	48.9%	50.5%
Adjustments:
Special gains and charges	0.8	0.2	0.3	—
Nalco merger impact to reported 2011 results	—	—	0.2	—
Non-GAAP adjusted gross margin	46.0%	45.9%*	49.4%	50.5%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Our gross profit margin (“gross margin”) is defined as the difference between sales less cost of sales, divided by sales. Our reported gross margin was 45.2% and 48.9% for 2012 and 2011, respectively. The inclusion of Nalco’s business mix in 2012 negatively impacted our 2012 reported gross margin when comparing against our reported 2011 gross margin. Our 2012 reported gross margin was also negatively impacted by special (gains) and charges including the recognition of fair value step-up in Nalco inventory of $71.2 million and restructuring charges of $22.7 million. Our 2011 gross margin was negatively impacted by restructuring charges of $5.3 million, recognition of fair value step-up in Nalco inventory of $3.6 million and $29.6 million related to the modification of a customer agreement.

Adjusting 2011 for the pro forma effect of the Nalco merger and excluding the impact of restructuring charges and the recognition of fair value step-up inventory from 2012 and 2011 results and the impact of the customer agreement modification from our 2011 results, our 2012 adjusted gross margin was 46.0%, which compared against an adjusted pro forma gross margin of 45.9% for 2011. The increase in the 2012 adjusted gross margin as compared to the 2011 adjusted pro forma gross margin was driven by pricing gains, sales volume increases, synergies and cost savings which outpaced increased delivered product costs (including raw materials, freight and fuel) as well as the negative business mix impact of increased Global Energy sales, which on average have a lower gross margin compared to our other businesses.

Our reported gross margin was 48.9% and 50.5% for 2011 and 2010, respectively. As previously discussed, our 2011 gross margin was negatively impacted by restructuring charges, recognition of fair value step-up in Nalco inventory and a customer agreement modification. Additionally, the Nalco merger had a negative impact on our gross margins subsequent to the close of the merger in December of 2011. Our 2010 gross margin was not impacted by special gains and charges or the Nalco merger.

Excluding the impact of restructuring charges, the recognition of fair value step-up in Nalco inventory, the impact of the customer agreement modification and the negative impact of Nalco’s post-merger results, our 2011 adjusted gross margin was 49.4%, which compared against a reported gross margin of 50.5% for 2010. The decrease when comparing the 2011 adjusted gross margin to the reported 2010 gross margin was driven by significantly higher delivered product costs which more than offset sales and pricing gains.

Selling, General and Administrative Expenses

PERCENT	2012	2011	2011	2010

Reported SG&A ratio	33.1%	35.9%	35.9%	37.1%
Adjustments:
Nalco merger pro forma adjustment	—	(1.2)	—	—
SG&A ratio	33.1%	34.7%*	35.9%	37.1%
Adjustments:
Nalco merger impact to reported 2011 results	—	—	(0.2)	—
Non-GAAP adjusted SG&A ratio	33.1%	34.7%*	35.7%	37.1%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Reported selling, general and administrative (“SG&A”) expenses as a percentage of reported net sales were 33.1% during 2012 compared to the reported equivalent of 35.9% in 2011. The inclusion of Nalco’s business mix in 2012 positively impacted our 2012 reported SG&A expense ratio when comparing against our reported 2011 SG&A expense ratio.

Adjusting 2011 results for the pro forma effect of the Nalco merger, our reported 2012 SG&A expense ratio of 33.1% compared against a 2011 pro forma SG&A expense ratio of 34.7%. The decrease in expense percentage during 2012 was driven by leverage from sales gains, along with cost savings efforts including those associated with restructuring actions, which more than offset investments and other cost increases. We continued to make key business investments that drive innovation and efficiency, through R&D and information technology systems.

Reported SG&A expenses as a percentage of reported net sales decreased to 35.9% in 2011 compared to 37.1% in 2010. As shown in the previous table, the impact on the SG&A expense ratio in 2011 from the Nalco merger was minimal. The decrease in the expense ratio from 2010 to 2011 was driven by leverage from sales gains and acquisitions, along with savings from restructuring in 2011, which more than offset investments in the business and cost increases.

Special (Gains) and Charges

Special (gains) and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2012	2011	2010

Net sales
Customer agreement modification	$ —	$29.6	$—
Cost of sales
Restructuring charges	22.7	5.3	—
Recognition of Nalco inventory fair value step-up	71.2	3.6	—
Subtotal	93.9	8.9	—
Special (gains) and charges
Restructuring charges	116.6	69.0	—
Champion acquisition costs	18.3	—	—
Nalco merger and integration costs	70.9	57.7	—
Gain on sale of businesses, litigation related charges and other	(60.1)	4.3	3.3
Venezuela currency devaluation	—	—	4.2
Subtotal	145.7	131.0	7.5
Operating income subtotal	239.6	169.5	7.5
Interest expense, net
Debt extinguishment costs	18.2	—	—
Merger and acquisition debt costs	1.1	1.5	—
Subtotal	19.3	1.5	—
Net income attributable to noncontrolling interest
Recognition of Nalco inventory fair value step-up	(4.5)	—	—

Total special (gains) and charges	$ 254.4	$171.0	$7.5

For segment reporting purposes, special (gains) and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Restructuring Charges

2011 Restructuring Plan

In February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally through this Plan, restructuring has been and will continue to be undertaken outside of Europe (collectively the “2011 Restructuring Plan”). As a result of restructuring activities under the 2011 Restructuring Plan, we recorded restructuring charges of $66.2 million ($46.1 million after tax) or $0.15 per diluted share and $68.1 million ($54.2 million after tax) or $0.22 per diluted share during 2012 and 2011, respectively.

We expect to incur pretax restructuring charges of approximately $150 million ($125 million after tax) under the 2011 Restructuring Plan through the completion of the Plan in 2013. We anticipate that approximately $140 million of the pre-tax charges will represent cash expenditures. The remaining $10 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

Actions under the 2011 Restructuring Plan are expected to result in approximately $120 million in annualized cost savings when fully realized, with approximately $70 million of cost savings realized through 2012.

Merger Restructuring Plan

In January 2012, following the completion of the Nalco merger, we formally commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities, including planned reduction of plant and distribution center locations (the “Merger Restructuring Plan”). In anticipation of the Plan, a limited number of actions were taken in 2011, and as a result, we recorded restructuring charges of $6.6 million ($4.1 million after tax) or $0.02 per diluted share in 2011. During 2012, as a result of restructuring activities under the Plan, we recorded restructuring charges of $73.2 million ($54.5 million after tax) or $0.18 per diluted share.

We expect that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total cost through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). We anticipate that approximately $160 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $20 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

We anticipate savings from the Merger Restructuring Plan, along with synergies achieved in connection with the merger, will be approximately $250 million on an annual basis with the run rate achieved by the end of 2014. The corresponding savings and synergies were approximately $75 million in 2012, with $135 million expected in 2013.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Further details related to our restructuring charges are included in Note 3.

Non-restructuring special (gains) and charges

Nalco merger and integration costs

As a result of the Nalco merger, during 2012 and 2011, we incurred charges of $155.8 million ($113.7 million after tax), or $0.38 per diluted share and $62.8 million ($45.6 million after tax), or $0.19 per diluted share, respectively. Nalco merger and integration charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger.

Champion acquisition costs

As a result of the pending acquisition of Champion, during 2012 we incurred charges of $19.4 million ($16.7 million after tax), or $0.06 per diluted share. Champion acquisition charges have been included as a component of special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts included in special (gains) and charges include acquisition costs and advisory fees. Amounts included in net interest expense include fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition.

Other special (gains) and charges

During 2012, we recorded a net gain of $60.1 million ($35.7 million after tax), or $0.12 per diluted share related to the sale of our Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business, originally sold prior to 2012 and litigation related charges.

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

As shown in the pro forma table on page 9, pro forma 2011 special (gains) and charges include the impact of the sale of Nalco’s personal care products business and its marine chemicals business, which resulted in a gain of $136.0 million.

Special (gains) and charges in 2010 include costs to optimize the company’s business structures of $10.9 million, of which $8.5 million were recorded in the fourth quarter. In the third quarter of 2010, we sold an investment in a small U.S. business and recognized a $5.9 million gain on the sale. The investment was not material to our consolidated results of operations or financial position.

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

Further details related to our non-restructuring special (gains) and charges are included in Note 3.

Operating Income

				PERCENT			PERCENT
MILLIONS	2012	2011		CHANGE	2011	2010	CHANGE

Reported GAAP operating income	$1,289.3	$753.8		71%	$753.8	$806.8	(7)%
Adjustments:
Nalco merger pro forma adjustment	—	502.9			—	—
Operating income	1,289.3	1,256.7	*	3	753.8	806.8	(7)
Adjustments:
Special (gains) and charges	239.6	18.7	*		169.5	7.5
Nalco merger impact to 2011 reported results	—	—			(13.8)	—
Non-GAAP adjusted operating income	1,528.9	1,275.4	*	20	909.5	814.3	12
Effect of foreign currency translation	(3.9)	(28.2	)*		(18.3)	2.5
Non-GAAP adjusted fixed currency operating income	$1,525.0	$1,247.2	*	22%	$891.2	$816.8	9%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Reported operating income in 2012 increased 71% compared to reported operating income in 2011. Reported operating income in 2012 increased 3% against 2011 pro forma operating income. Our 2012 reported operating income and 2011 pro forma operating income were both impacted by special (gains) and charges. Excluding the impact of special (gains) and charges from 2012 reported and 2011 pro forma operating income, 2012 adjusted operating income increased 20% when compared against 2011 adjusted pro forma operating income. Foreign currency had a negative impact on operating income growth as shown in the previous table. The 2012 adjusted fixed currency operating income increase of 22% as compared to 2011 adjusted pro forma fixed currency operating income was driven by sales volume and pricing gains, as well as synergies and other cost savings, which more than offset higher delivered product costs and investments in the business.

Reported operating income decreased 7% in 2011 compared to 2010. The operating income decrease was impacted by the year-over-year comparison of special (gains) and charges, offset partially by the impact of including Nalco merger related activity in our consolidated results in December 2011. Excluding the impact of special (gains) and charges and Nalco merger related activity, adjusted operating income increased 12% in 2011. Foreign currency had a positive impact on operating income growth as shown in the previous table. The 2011 adjusted fixed currency operating increase of 9% as compared to 2010 adjusted fixed currency operating income was driven by sales volume gains, pricing and cost savings which more than offset increased delivered product costs and investments in the business.

Interest Expense, Net

				PERCENT CHANGE
MILLIONS	2012	2011	2010	2012	2011
Reported GAAP interest expense, net	$276.7	$74.2	$59.1	273%	26%
Less adjustments:
Special (gains) and charges	19.3	1.5	—
Nalco merger impact	—	17.4	—
Non-GAAP adjusted interest expense, net	$257.4	$55.3	$59.1	365%	(6)%

Reported net interest expense totaled $276.7 million, $74.2 million and $59.1 million during 2012, 2011 and 2010, respectively.

Special (gains) and charges reported within net interest expense during 2012 included a net loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger. Special (gains) and charges within net interest during 2012 also included fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition. Special (gains) and charges reported within net interest expense during 2011 include short-term credit facility costs incurred to initially finance the Nalco merger. Both reported and adjusted net interest expense increased from 2011 to 2012, due primarily to debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases.

The year-over-year comparability of 2011 compared to 2010 was also impacted by inclusion of Nalco’s merger related activity in our consolidated results in 2011, which includes the interest expense impact of our $3.75 billion public debt issuance in December 2011 as well as interest expense on the Nalco senior notes outstanding as of December 31, 2011. Excluding the impact of special (gains) and charges and the Nalco merger impact, 2011 adjusted net interest expense decreased 6% compared to 2010 due primarily to the repayment of our $150 million 6.875% notes in February 2011.

Provision for Income Taxes

The following table provides a summary of our tax rate:

PERCENT	2012	2011	2010
Reported tax rate	30.7%	31.8%	29.0%
Tax rate impact of:
Special gains and charges	(1.5)	(0.9)	(0.1)
Discrete tax items	0.7	(1.0)	1.0
Nalco merger impact	—	0.0	—
Non-GAAP adjusted effective tax rate	29.9%	29.9%	29.9%

Our reported tax rate for 2012, 2011 and 2010 includes the tax impact of special (gains) and charges and discrete tax items. Depending on the nature of our special gains and charges and discrete tax items, our reported tax rate may not be consistent on a period to period basis, as amounts included in our special gains and charges are derived from tax jurisdictions with rates that vary from our overall non-GAAP adjusted tax rate. Additionally, our 2011 reported tax rate includes the impact of including Nalco’s U.S. activity in our consolidated results beginning in December 2011.

Our 2012 reported tax rate includes $59.4 million of net tax benefits on special (gains) and charges and $9.2 million of discrete tax net benefit. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax benefits in 2012 are based largely on benefits of $11 million related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing the company’s 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates and state and foreign country audit settlements and adjustments.

Our 2011 reported tax rate includes $45.4 million of net tax benefits on special (gains) and charges, $1.5 million of tax benefits related to U.S. Nalco activity included in our consolidated results beginning in December 2011, and $7.4 million of discrete tax net expense. The corresponding impact of these items to the reported tax rate is shown in the previous table.

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

Our 2010 reported tax rate included $0.9 million of net tax benefits on special (gains) and charges as well as $8.0 million of discrete tax net benefits. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax benefits in 2010 primarily include recognizing favorable settlements related to our 2002 through 2004 IRS appeals case and adjustments related to our prior year tax reserves. The discrete tax net benefit for the year also includes a $6 million tax benefit from the settlement of an international tax audit recorded in the first quarter, offset by a $5 million charge also recorded in the first quarter due to the passage of the U.S. Patient Protection and Affordable Care Act which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of our deferred tax assets related to the subsidies, as well as a $2 million charge in the second quarter for the impact of international tax costs from optimizing our business structure.

Our adjusted effective tax rate has been consistent at 29.9% across 2012, 2011 and 2010.

Net Income Attributable to Ecolab

				PERCENT CHANGE
MILLIONS	2012	2011	2010	2012	2011
Reported GAAP net income	$703.6	$462.5	$530.3	52%	(13)%
Adjustments:
Special (gains) and charges	195.0	125.6	6.6
Discrete tax expense (benefit)	(9.2)	7.4	(8.0)
Nalco merger impact	—	2.1	—
Non-GAAP adjusted net income	$889.4	$597.6	$528.9	49%	13%

Diluted Earnings Per Common Share (“EPS”)

				PERCENT CHANGE
DOLLARS	2012	2011	2010	2012	2011
Reported GAAP EPS	$2.35	$1.91	$2.23	23%	(14)%
Adjustments:
Special (gains) and charges	0.65	0.52	0.03
Discrete tax expense (benefit)	(0.03)	0.03	(0.03)
Nalco merger impact	—	0.08	—
Non-GAAP adjusted EPS	$2.98	$2.54	$2.23	17%	14%

Note: Per share amounts do not necessarily sum due to rounding.

Reported net income attributable to Ecolab totaled $704 million, $463 million and $530 million during 2012, 2011 and 2010, respectively, which resulted in reported earnings per share of $2.35, $1.91 and $2.23 for the corresponding periods.

Amounts for 2012, 2011 and 2010 include special (gains) and charges and discrete tax items. Additionally, 2011 amounts include Nalco merger related activity in our consolidated results beginning in December 2011, as well as shares issued as consideration for the equity portion of the Nalco merger.

Excluding special (gains) and charges and the impact of discrete items from 2012, 2011 and 2010, and the impact of the Nalco merger from 2011, adjusted net income and adjusted earnings per share increased 49% and 17%, respectively, when comparing 2012 to 2011 and increased 13% and 14%, respectively, when comparing 2011 to 2010.

Currency translation had an unfavorable impact of approximately $0.06 per share on diluted earnings per share for 2012 compared to 2011. Currency translation had a favorable impact of approximately $0.06 per share on diluted earnings per share for 2011 compared to 2010.

Segment Performance

Effective with the Nalco merger, we added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as additional reportable segments to the merged company’s reporting structure.

Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively. With the exception of the water treatment related business change discussed in the following paragraphs, the underlying structure of the Global Water, Global Paper and Global Energy segments remains the same as 2011.

Beginning in the first quarter of 2012, the International reportable segment was renamed as the International Cleaning, Sanitizing & Other Services reportable segment. With the exception of the water treatment related business change discussed below, the underlying structure of the International Cleaning, Sanitizing & Other Services segment remains the same as 2011.

Beginning in the first quarter of 2012, due to changes in how we internally manage and report results within our legacy Ecolab Food & Beverage and Asia Pacific operating units, certain water treatment related businesses were moved from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment. The movement of these businesses did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

Our fourteen operating units are aggregated into six reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services, International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy.

We evaluate the performance of our international operations within our International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy reportable segments based on fixed currency exchange rates used by management for 2012. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

Reported sales for 2012, 2011 and 2010 for each of our reportable segments were as follows:

				PERCENT CHANGE
MILLIONS	2012	2011	2010	2012	2011
U.S. Cleaning & Sanitizing	$2,992.9	$2,930.3	$2,721.9	2%	8%
U.S. Other Services	474.6	457.1	448.5	4	2
Int’l Cleaning, Sanitizing & Other Services	3,175.8	3,075.1	2,899.4	3	6
Global Water	2,087.4	67.2	—
Global Paper	805.4	33.9	—
Global Energy	2,268.0	92.3	—
Corporate	—	(29.6)	—
Subtotal at fixed currency	11,804.1	6,626.3	6,069.8	78	9

Effect of foreign currency translation	34.6	172.2	19.9
Consolidated	$11,838.7	$6,798.5	$6,089.7	74%	12%

Reported sales for 2012 and pro forma sales, including Nalco’s results and reclassification of certain water treatment related businesses, for 2011 for each of our reportable segments were as follows:

				PERCENT
MILLIONS	2012	2011		CHANGE
U.S. Cleaning & Sanitizing	$2,992.9	$2,839.0	*	5%
U.S. Other Services	474.6	457.1		4
Int’l Cleaning, Sanitizing & Other Services	3,175.8	3,027.4	*	5
Global Water	2,087.4	2,014.0	*	4
Global Paper	805.4	811.8	*	(1)
Global Energy	2,268.0	1,873.4	*	21
Corporate	—	(29.6)
Subtotal at fixed currency	11,804.1	10,993.1	*	7

Effect of foreign currency translation	34.6	290.8	*
Consolidated	$11,838.7	$11,283.9	*	5%

*Amounts represent the pro forma equivalent of the 2012 amounts presented.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results versus 2011 reported results, the following sales discussions also provide analysis on 2012 reported results versus 2011 pro forma results. Discussions around comparisons of 2011 versus 2010 focus on the reported results for those respective periods.

U.S. CLEANING & SANITIZING

Reported U.S. Cleaning & Sanitizing sales increased 2% in 2012 compared to reported 2011 sales. Reported 2012 sales increased 5% when compared to 2011 pro forma sales. Reported 2011 sales increased 8% when compared to reported sales from 2010. Excluding the impact of acquisitions and divestitures from all periods, 2012 sales increased 5% when compared to 2011 pro forma sales and 2011 sales increased 5% against 2010 sales.

Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Reported sales increased 4% in 2012 compared to 2011 reported sales. Sales initiatives, targeting new accounts, and effective product programs continued to lead our results. Demand from our lodging customers continued to show modest growth, while overall foodservice foot traffic remained soft.

Reported sales grew 4% in 2011 compared to 2010 reported sales. Sales initiatives, pricing gains, new accounts and effective product programs led our results. Demand from our lodging customers showed good growth, while overall foodservice foot traffic was soft.

Food & Beverage - Reported sales increased 4% in 2012 compared to 2011 pro forma sales. Sales growth was led by gains in the dairy, food and agri market segments. Food & Beverage remains focused on pricing as well as customer and new product penetration.

Reported sales increased 7% in 2011 compared to reported sales from 2010. The dairy and food market segments drove the increase, led by corporate account wins, pricing and product penetration. 2011 sales also benefited from a large project sale through our Ecovation business during the second quarter of 2011.

Kay - Reported sales grew 9% in 2012 compared to 2011 reported sales. The increase was led by double-digit growth from our food retail business which benefited from new accounts, and solid results from our quick service business.

Reported sales for 2011 increased 7% compared to 2010 reported sales. The sales increase for 2011 was led by our food retail business. Sales at Kay benefited from good demand from existing and new food retail and quick service accounts.

Healthcare - Reported sales increased 9% in 2012 compared to 2011 reported sales. Excluding the impact of acquisitions, sales increased 6% in 2012. Sales growth was led by our patient temperature management business, environmental hygiene and our infection barrier solutions, which offset general softness in the overall U.S. healthcare market.

Reported sales increased 28% in 2011 compared to reported sales from 2010. Excluding the impact of the acquisitions, sales increased 4% in 2011. Growth in sales of hand hygiene and surgical instrument cleaning products were partially offset by slower growth in patient and equipment drapes. Comparison sales in 2011 for hand hygiene were against slower sales in 2010 due to the increase in 2009 from H1N1 preparations.

U.S. OTHER SERVICES

U.S. Other Services sales increased 4% in 2012 compared to 2011 and increased 2% in 2011 compared to 2010.

Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Sales for 2012 grew 4% when compared to the prior year. Gains in the food & beverage and healthcare segment and improved results in the foodservice segment led the growth. Contract sales showed modest improvements, while non-contract sales growth was strong.

Sales were flat in 2011 compared to 2010. Gains in the food & beverage plant, healthcare, hospitality and grocery segments were offset by slow conditions in other major segments. Contract sales increased marginally, offset by a decrease in non-contract sales.

Equipment Care - Sales grew 4% in 2012 compared to the prior year. Service and installed parts sales increased, benefiting from new accounts and pricing gains. Direct parts sales decreased compared to results from 2011.

Sales increased 6% in 2011 compared to 2010. Pricing gains and new accounts helped drive service and installed parts sales increases during 2011. Direct parts sales decreased slightly in 2011 compared to 2010.

INTERNATIONAL CLEANING, SANITIZING & OTHER SERVICES

Fixed currency sales for our International Cleaning, Sanitizing & Other Services segment increased 3% for 2012 compared to fixed currency sales from 2011. 2012 fixed currency sales increased 5% when compared to 2011 pro forma fixed currency sales. Fixed currency sales from 2011 increased 6% when compared to 2010 fixed currency sales.

Excluding the impact of acquisitions and divestitures from all periods, 2012 fixed currency sales increased 4% compared to 2011 pro forma fixed currency sales and 2011 fixed currency sales increased 4% when compared to 2010 fixed currency sales.

When measured at public currency rates, 2012 reported International Cleaning, Sanitizing & Other Services sales decreased 1% against public currency reported sales from 2011 and were flat compared to public currency pro forma sales from 2011. Public currency reported sales from 2011 increased 11% when compared to 2010 public currency reported sales.

Fixed currency sales changes for our International Cleaning, Sanitizing & Other Services operating units were as follows:

Europe, Middle East and Africa - Sales increased 3% in 2012 compared to 2011. Excluding the impact of acquisitions, sales increased 2% in 2012. Solid results in MEA and moderate growth in the UK, Italy and Germany led the increase. From a divisional perspective, Healthcare, Pest Elimination and Food & Beverage showed good results, while Institutional sales were flat to the prior year. Textile Care sales declined slightly.

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

Asia Pacific - Sales for 2012 increased 5% compared to 2011 pro forma sales. Sales growth was driven by increases in China and emerging Asian countries, with modest gains in Japan, Australia and New Zealand. From a divisional perspective, both Institutional and Food & Beverage continued to show good growth driven by new account gains and increased product penetration.

Sales increased 15% in 2011 compared to 2010. Excluding the impact of acquisitions, sales increased 5% in 2011. Natural disasters within the region in 2011 reduced sales growth by approximately two percentage points. Sales growth was driven primarily by increases in China and Australia. From a divisional perspective, Institutional sales were strong driven by new programs and a focus on expansion in emerging Asian markets. Food & Beverage also continued to report strong sales growth, driven by new accounts and improved product penetration.

Latin America - We continued to experience strong sales growth in Latin America as sales in the region increased 18% in 2012 compared to 2011. Excluding the impact of acquisitions, sales increased 14% in 2012. At a country level, Brazil, Chile and Mexico all produced double-digit sales growth. Sales growth in our Institutional, Food & Beverage and Pest businesses all continued to be strong, as new accounts and continued successes with existing customers benefited all three divisions.

Sales in the region increased 14% in 2011 compared to 2010. At a country level, Brazil, Chile and Mexico all showed strong sales gains. Our Institutional, Food & Beverage and Pest Elimination businesses all reported double-digit increases in sales. Institutional sales growth was driven by increased product penetration and new accounts, while Food & Beverage benefited from strong demand in the beverage and brewing markets.

Canada - Sales grew 7% in 2012 compared to the prior year. Continued solid performances in Food & Beverage and Institutional led to the sales increase.

Sales increased 4% in 2011 compared to 2010. Solid gains in Food & Beverage, good growth in Institutional and a strong recovery in Healthcare led the sales increase.

GLOBAL WATER

Global Water had $2,087 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $67 million, and no sales in 2010.

2012 Global Water fixed currency sales increased 4% compared to 2011 pro forma fixed currency sales of $2,014 million. Acquisitions and divestitures did not have a significant impact when comparing 2012 fixed currency sales against 2011 pro forma fixed currency results. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, growth was led by increases in the food & beverage, power and primary metals businesses. 2011 pro forma sales also benefited from a wastewater project sale, impacting the comparison against the current year. At a regional level, sales growth in the U.S., Latin America and Asia Pacific offset general softness in EMEA, which continues to reflect the weak economic conditions in that region.

When measured at public currency exchange rates, 2012 reported Global Water sales increased 1% when compared to 2011 pro forma sales.

GLOBAL PAPER

Global Paper had $805 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $34 million, and no sales in 2010.

Global Paper 2012 sales, when measured in fixed rates of currency exchange, decreased 1% when compared against 2011 pro forma fixed currency sales of $812 million. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the decrease was driven by lower customer plant utilization and down time, as well as the strategic elimination of certain low margin business. From a regional perspective, modest growth in Latin America and EMEA was more than offset by sales declines in the U.S. and Asia Pacific.

When measured at public currency exchange rates, 2012 reported Global Paper sales decreased 3% against 2011 pro forma sales.

GLOBAL ENERGY

Global Energy had $2,268 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $92 million, and no sales in 2010.

When measured in fixed rates of currency exchange, 2012 Global Energy sales increased 21% versus 2011 pro forma fixed currency sales of $1,873 million. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the increase in sales reflected strong volume growth in our upstream business resulting from good market conditions, share gains and continued focus on high growth energy sources, including deepwater and shale accounts. Upstream end markets were strong in the Americas and the Middle East. We continued to see steady sales growth and market share gains in our downstream business across all regions.

When measured at public currency exchange rates, 2012 reported Global Energy sales increased 19% against 2011 pro forma sales.

CORPORATE

The corporate segment includes $30 million of sales reductions in 2011 related to the modification of a customer agreement.

Operating Income by Reportable Segment

Reported operating income for 2012, 2011 and 2010 for each of our reportable segments was as follows:

				PERCENT CHANGE
MILLIONS	2012	2011	2010	2012	2011
U.S. Cleaning & Sanitizing	$651.4	$556.7	$513.9	17%	8%
U.S. Other Services	70.8	69.7	71.4	2	(2)
Int’l Cleaning, Sanitizing & Other Services	340.8	285.8	254.5	19	12
Global Water	235.9	11.0	—
Global Paper	86.3	6.2	—
Global Energy	360.1	17.7	—
Corporate	(459.9)	(211.6)	(30.5)
Subtotal at fixed currency	1,285.4	735.5	809.3	75	(9)
Effect of foreign currency translation	3.9	18.3	(2.5)
Consolidated	$1,289.3	$753.8	$806.8	71%	(7)%

Reported operating income for 2012 and pro forma operating income, including Nalco’s results and reclassification of certain water treatment related businesses, for 2011 for each of our reportable segments was as follows:

				PERCENT
MILLIONS	2012	2011		CHANGE
U.S. Cleaning & Sanitizing	$651.4	$568.5	*	15%
U.S. Other Services	70.8	69.7		2
Int’l Cleaning, Sanitizing & Other Services	340.8	280.3	*	22
Global Water	235.9	196.7	*	20
Global Paper	86.3	75.9	*	14
Global Energy	360.1	264.0	*	36
Corporate	(459.9)	(226.6	)*
Subtotal at fixed currency	1,285.4	1,228.5	*	5
Effect of foreign currency translation	3.9	28.2	*
Consolidated	$1,289.3	$1,256.7	*	3%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Operating income as a percentage of reported net sales (“operating income margin”) for each of our reportable segments was as follows:

	REPORTED	REPORTED	PRO FORMA	REPORTED
PERCENTAGE	2012	2011	2011	2010
U.S. Cleaning & Sanitizing	21.8%	19.0%	20.0%	18.9%
U.S. Other Services	14.9	15.2	15.2	15.9
Int’l Cleaning, Sanitizing & Other Services	10.7	9.3	9.3	8.8
Global Water	11.3	*	9.8	—
Global Paper	10.7	*	9.3	—
Global Energy	15.9	*	14.1	—
Consolidated	10.9%	11.1%	11.1%	13.2%

*The 2011 operating margins for the legacy Nalco segments have not been included as they are not necessarily indicative of full year or future trends, as based on the close date of the merger, they include only one month of U.S. activity.

Operating income margins of our segments that have international operations (Int’l Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy) are generally less than those realized within our U.S. Cleaning & Sanitizing and U.S. Other Services segments. The lower international margins are due to (i) the additional cost of operating in numerous and diverse foreign jurisdictions, (ii) higher costs of importing certain raw materials and finished goods in some regions and (iii) the smaller scale of International operations where certain operating locations are smaller in size. Proportionately larger investments in sales and technical support are also necessary in order to facilitate the growth of our International operations. However, we believe all have margin improvement potential and have implemented actions to attain them.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results versus 2011 reported results, the following operating income discussions also provide analysis on 2012 reported results versus 2011 pro forma results. Discussions around comparisons of 2011 versus 2010 focus on the reported results for those respective periods.

U.S. Cleaning & Sanitizing - Reported operating income increased 17% to $651 million for 2012 compared to 2011 reported operating income. 2012 reported operating income increased 15% when compared to 2011 pro forma operating income of $569 million. Excluding the impact of acquisitions and divestitures, 2012 operating income increased 14% when compared to 2011 pro forma operating income. Reported operating income margins for 2012 showed improvement against both reported and pro forma 2011 operating income margins. The increase in operating income was driven by sales volume, pricing gains, synergies and cost savings, which more than offset delivered product cost increases.

U.S. Cleaning & Sanitizing operating income increased 8% to $557 million in 2011 compared to 2010. Excluding the impact of acquisitions, operating income increased 2% in 2011. Our reported operating income margin improved slightly in 2011 compared to 2010. The increase in acquisition adjusted operating income was driven primarily by sales volume and pricing gains which more than offset increases in delivered product costs.

U.S. Other Services - Operating income increased 2% in 2012 compared to 2011. The increase in operating income was driven primarily by sales volume and pricing gains, which more than offset higher service delivery costs and investments in the field sales organization. Our operating income margin decreased slightly in 2012 compared to 2011.

U.S. Other Services operating income decreased 2% to $70 million in 2011 compared to 2010. Our operating income margin decreased in 2011 compared to 2010. The operating income decrease was driven by higher service delivery costs which outpaced sales gains and cost savings actions.

International Cleaning, Sanitizing & Other Services - Operating income at fixed currency rates increased 19% in 2012 compared to 2011. 2012 fixed currency operating income increased 22% when compared to 2011 pro forma fixed currency operating income. Acquisitions did not have a significant impact on operating income growth. Operating income margins for 2012 showed improvement against both reported and pro forma 2011 operating income margins. Operating income growth was driven by sales volume and pricing gains as well as savings from our 2011 Restructuring Plan and other synergies, which more than offset higher delivered product costs and investments in the business. When measured at public currency rates, 2012 International Cleaning, Sanitizing & Other Services reported operating income increased 13% against reported operating income for 2011 and 15% against pro forma operating for 2011.

International Cleaning, Sanitizing & Other fixed currency operating income increased 12% to $286 million in 2011 compared to 2010. Excluding the impact of acquisitions and divestitures, fixed currency operating income increased 11% during 2011 when compared to 2010. Our operating income margin showed improvement in 2011 compared to 2010. Operating income growth was driven by volume and pricing gains and cost savings actions from our 2011 Restructuring Plan, which more than offset higher delivered product and other costs. When measured at public currency rates, operating income increased 21% to $304 million in 2011 compared to 2010.

Global Water - Global Water had $236 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $11 million, and no operating income in 2010.

2012 Global Water fixed currency operating income increased 20% compared to 2011 pro forma fixed currency operating income of $197 million. Excluding the impact of acquisitions and divestitures, 2012 fixed currency operating income increased 23% when compared to 2011 pro forma fixed currency operating. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency operating income for 2012 against pro forma fixed currency operating income for 2011, operating income growth was driven by pricing and sales volume gains, as well as synergies and other cost savings, which more than offset higher delivered product costs.

When measured at public currency exchange rates, 2012 Global Water reported operating income increased 18% compared to 2011 pro forma operating income.

Global Paper - Global Paper had $86 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $6 million, and no operating income in 2010.

2012 Global Paper operating income, when measured in fixed rates of currency exchange, increased 14% when compared against 2011 pro forma fixed currency operating income of $76 million. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency results for 2012 against pro forma fixed currency results for 2011, operating income growth was driven by pricing gains, synergies and other cost savings which more than offset decreased sales volume from the strategic elimination of low margin business and higher delivered product costs.

When measured at public currency exchange rates, 2012 Global Paper reported operating income increased 11% compared to 2011 pro forma operating income.

Global Energy - Global Energy had $360 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $18 million, and no operating income in 2010.

When measured in fixed rates of currency exchange, 2012 Global Energy operating income increased 36% versus 2011 pro forma fixed currency operating income of $264 million. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency results for 2012 against pro forma results for 2011, operating income growth was driven by strong sales volume growth, pricing gains and synergies, which more than offset higher delivered product costs and investments in the business.

When measured at public currency exchange rates, 2012 Global Energy reported operating income increased 34% compared to 2011 pro forma operating income.

Corporate - Consistent with our internal management reporting, the Corporate segment includes amortization specifically from the Nalco merger intangible assets, merger integration costs and investments we are making in business systems and structure.

The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income. Items included within reported special (gains) and charges are shown in the table on page 15, and items included in pro forma special (gains) and charges are shown in the table on page 9.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Total assets were $17.6 billion as of December 31, 2012, compared to total assets of $18.2 billion as of December 31, 2011. The decrease in assets is primarily due to a net reduction in cash, related to the redemption of $1.7 billion of Nalco’s senior notes in January 2012, partially offset by a buildup of cash at the end of 2012 in anticipation of the Champion acquisition. The negative impact of foreign currency exchange rates on the value of our international assets was offset by the increase of assets through general business activities. Acquisitions and divestitures during 2012 did not have a significant impact on our total assets.

Total liabilities were $11.4 billion as of December 31, 2012, compared to total liabilities of $12.4 billion as of December 31, 2011. Total debt was $6.5 billion as of December 31, 2012 and $7.6 billion as of December 31, 2011. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 52% at year-end 2012 and 57% at year-end 2011, reflecting the redemption of $1.7 billion of Nalco’s senior notes in January 2012, offset by debt issued in 2012 to fund the pending Champion acquisition and for other general corporate purposes. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Operating Activities – Cash provided by operating activities totaled $1,203 million, $686 million, and $950 million in 2012, 2011 and 2010, respectively. Fluctuations in earnings, primarily driven by the Nalco merger, timing of voluntary and required contributions to our U.S. pension plans and cash activity related to restructuring impacted comparability of operating cash flows. In addition to required contributions, we made voluntary contributions to our U.S. pension plans of $150 million and $100 million in 2012 and 2011, respectively, and no contributions in 2010. Operating cash flows were impacted by $73 million, $25 million and $17 million of payments made under our restructuring plans in 2012, 2011 and 2010, respectively. In addition, operating cash flows in 2011 were reduced by Nalco merger related financial advisory service payments of $48 million, a Nalco lease payment of $31 million and a payment on the customer agreement modification of $30 million.

The cash flow impact across the three years from accounts receivable was driven by increased sales volumes and timing of collections. Our bad debt expense was $37 million or 0.3% of sales in 2012, $15 million or 0.2% of net sales in 2011 and $18 million or 0.3% of net sales in 2010. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted.

We continue to generate strong cash flow from operations. We expect to continue to use this cash flow to fund our ongoing operations and investments in the business, to fund acquisitions, to return cash to shareholders through dividend payments and share repurchases and to repay debt.

Investing Activities - Cash used for investing activities was $488 million in 2012, $2.0 billion in 2011 and $304 million in 2010. The fluctuation across the three years is driven primarily by the timing of business acquisitions and dispositions. Total cash received from dispositions, net of acquisitions during 2012 was $88 million, driven primarily by the sale of our Vehicle Care division. Total cash paid for acquisitions, net of cash acquired, in 2011 was $1.6 billion, with the

Nalco merger accounting for $1.3 billion of this total. Other significant acquisitions in 2011 included the Cleantec business of Campbell Brothers Ltd. and O.R. Solutions, Inc. Cash paid for acquisitions in 2010 was driven by the purchase of the commercial laundry division of Dober Chemical. We continue to target strategic business acquisitions which complement our growth strategy and expect to continue to make capital investments and acquisitions in the future to support our long-term growth. See Note 4 for further information on our business acquisition and disposition activity.

Increases in capital expenditures compared to the prior year were due primarily to investments in Nalco business units. We continue to make investments in the business including equipment used by our customers to dispense our cleaning and sanitizing products as well as chemical feed, process control and process monitoring equipment.

Financing Activities - Cash used for financing activities was $1.4 billion and $462 million in 2012 and 2010, respectively. Cash provided by financing activities was $2.9 billion in 2011. Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs.

Our 2012 financing activities included $1.7 billion of long-term debt repayments, primarily related to the redemption of Nalco’s senior notes in January 2012. Partially offsetting the debt repayment, we separately issued $500 million of senior notes in public debt offerings in August 2012 and December 2012. Net repayments of commercial paper and notes payable led to a decrease in debt of $387 million during 2012.

Our 2011 financing activities included the issuance of $3.75 billion of senior notes through a public debt offering completed in December 2011 and the issuance of $500 million of private placement senior notes, completed in November 2011. Our 2011 financing activities also included the scheduled repayment of our $150 million 6.875% notes and the repayment of $1.3 billion of long-term debt assumed as part of the Nalco merger. Net borrowings of commercial paper and notes payable led to an increase of $907 million during 2011.

Our 2010 financing activities included a $67 million pay down of commercial paper and notes payable.

Shares are repurchased for the purpose of partially offsetting the dilutive effect of stock options and incentives and stock issued in acquisitions and to efficiently return capital to shareholders. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity. During 2012, 2011, and 2010, we had $210 million, $690 million and $349 million of share repurchases, respectively.

In September 2011, we announced a $1.0 billion share repurchase program, contingent upon closing the merger with Nalco. As part of this program, in December 2011, we entered into an accelerated share repurchase agreement (“ASR”) with a financial institution to repurchase $500 million of our common stock. Under the ASR, we received 8,330,379 shares of our common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company’s common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the accelerated share repurchase agreement we received an additional 122,314 shares of common stock, with no additional cash impact in 2012. As of December 31, 2012, approximately $279 million remained to be purchased as part of the $1.0 billion share repurchase program. The company expects to complete this remaining portion of the $1.0 billion share repurchase program in 2013.

In December 2012, we increased our indicated annual dividend rate by 15%. This represents the 21st consecutive year we have increased our dividend. We have paid dividends on our common stock for 76 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
2012	$0.2000	$0.2000	$0.2000	$0.2300	$0.8300
2011	0.1750	0.1750	0.1750	0.2000	0.7250
2010	0.1550	0.1550	0.1550	0.1750	0.6400

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2013, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions with cash from operating activities, cash reserves and additional short-term and/or long-term borrowings.

As of December 31, 2012, we had $1.2 billion of cash and cash equivalents on hand, of which $300 million was held outside of the U.S. We continue to expect our operating cash flow to remain strong.

As of December 31, 2012, we had a $1.5 billion multi-year credit facility, which expires in September 2016. In August 2012, we replaced our existing $1.0 billion 364 day credit facility (which in April 2012 had been reduced from $2.0 billion to $1.0 billion) with a $500 million 364 day credit facility, which expires in August 2013. Both the $1.5 billion and $500 million credit facilities have been established with a diverse portfolio of banks. There were no borrowings under the credit facilities as of December 31, 2012 or 2011.

The credit facilities support our U.S. commercial paper program, which was reduced to $2.0 billion subsequent to the replacement of our 364 day credit facility discussed above, and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. As of December 31, 2012, we had $594 million in outstanding U.S. commercial paper, with an average annual interest rate of 0.5%, and no amounts outstanding under our European commercial paper program. As of December 31, 2012, both programs were rated A-2 by Standard & Poor’s and P-2 by Moody’s.

Additionally, we have other committed and uncommitted credit lines of $501 million with major international banks and financial institutions to support our general global funding needs. Approximately $346 million of these credit lines were undrawn and available for use as of year-end 2012.

In November 2012, we entered into a $900 million term loan credit agreement with various banks. Under the agreement, which had not been drawn upon as of December 31, 2012, the term loan will bear interest at a floating base rate plus a credit rating based margin. Proceeds from the term loan are expected to be used to fund a portion of the pending Champion acquisition. Funding under the agreement will be available through April 15, 2013 and, to the extent funded, the term loan will expire on the third anniversary of the funding date.

In December 2012, in a public offering, we issued $500 million of debt securities that mature in 2017 at a rate of 1.45%. We anticipate that the proceeds will be used to finance a portion of the cash consideration to be paid in connection with the pending Champion acquisition. If the Champion acquisition is not completed by May 3, 2013, or if the Champion acquisition merger agreement is terminated on or before such date, we may redeem these debt securities in whole but not in part, at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date.

In August 2012, in a public offering, the company issued $500 million of debt securities that mature in 2015 at a rate of 1.00%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

As of December 31, 2012, Standard & Poor’s and Moody’s rated our long-term credit at BBB+ (stable outlook) and Baa1 (negative review), respectively. A reduction in our long-term credit ratings could limit or preclude our ability to issue commercial paper under our current programs. A credit rating reduction could also adversely affect our ability to renew existing, or negotiate new, credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing additional term notes or bonds. In addition, we have the ability, at our option, to draw upon our $2.0 billion of committed credit facilities prior to termination.

We are in compliance with our debt covenants and other requirements of our credit agreements and indentures.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$44	$44	$—	$—	$—
Commercial paper	594	594	—	—	—
Long-term debt	5,890	163	1,255	1,979	2,493
Capital lease obligations	14	5	6	1	2
Operating leases	525	108	154	108	155
Interest*	2,157	209	378	291	1,279
Total contractual cash obligations	$9,224	$1,123	$1,793	$2,379	$3,929

*	Interest on variable rate debt was calculated using the interest rate at year-end 2012.

As of December 31, 2012, our gross liability for uncertain tax positions was $93 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2013, based on plan asset values as of December 31, 2012. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $51 million in 2013. These amounts have been excluded from the schedule of contractual obligations.

We lease certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $82 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America high deductible insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

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

Market Risk

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for speculative or trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. See Note 8 for further information on our hedging activity.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2012 and 2011, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

European Economy

The current economic conditions in several European countries (particularly Italy, Spain, Portugal, Greece and Ireland) deteriorated during 2012. Further weakening of the European economy may cause a decline in the value of the European currencies, including the euro. One potential extreme outcome of the European financial situation is the re-introduction of individual currencies in one or more Eurozone countries or the dissolution of the euro entirely. The potential dissolution of the euro, or market perceptions concerning this and related issues, could adversely affect the value of our euro-denominated assets and obligations and impact our future results of operations. As of year end 2012, net assets of the five European countries listed above represented 3% of our consolidated net assets. During 2012, sales in the five European countries listed above represented approximately 4% of our consolidated net sales.

Additionally, this crisis has caused instability in European credit markets, including diminished liquidity and credit availability, which could negatively impact our customers located in these and other geographic areas. We continue to monitor the situation and the creditworthiness of our customers. Although we do not currently foresee a credit risk associated with a material portion of our customers’ receivables, repayment is dependent upon the financial stability of the economies of those countries.

Subsequent Events

Acquisitions

In January 2013, we completed the acquisition of Mexico-based Quimiproductos S.A. de C.V., a wholly-owned subsidiary of Fomanto Economico Mexicano, S.A.B. de C.V. Annual sales of the business are approximately $43 million.

Venezuela Foreign Currency Translation

Venezuela is a highly inflationary economy under U.S. GAAP. As a result, the U.S. dollar is the functional currency for our subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by these subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings. Our net monetary assets and liabilities included in our Venezuelan subsidiary balance sheets as of year end 2012 was approximately $69 million. On February 8, 2013 the Venezuelan government devalued its currency (Bolivar Fuerte). As a result of the devaluation, we will record a charge of approximately $20 million, net of tax, in the first quarter of 2013 due to the remeasurement of the local balance sheet.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including our ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate. Sales and profit levels in Venezuela could also be impacted by any actions taken by the government under the recently passed law aimed at controlling market prices. We expect that the ongoing impact related to measuring our Venezuelan statement of income at the new exchange rate will not have a material impact to our results of operations. During 2012, sales in Venezuela represented approximately 1% of our consolidated net sales.

Segment Structure

Effective in 2013, we have a new organizational model to support global growth. This will result in a change to our segment structure with a focus on global businesses. These changes will result in the establishment of ten global operating units, including Global Energy, Global Institutional, Global Specialty, Global Healthcare, Global Food & Beverage, Global Water, Global Paper, Global Textile Care and Global Pest Elimination and Equipment Care. These operating units will be aggregated into four reportable segments which include Global Energy, Global Institutional, Global Industrial and Other. Our internal budgeting and reporting will be realigned in 2013 to reflect these changes. The movement of these businesses will impact year-over-year comparability; therefore, prior year segment information will be recast during the first quarter of 2013 to reflect this change.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with U.S. GAAP. These Non-GAAP measures include:

•                  Adjusted sales

•                  Adjusted pro forma sales

•                  Fixed currency sales

•                  Adjusted fixed currency sales

•                  Adjusted pro forma fixed currency sales

•                  Pro forma sales

•                  Pro forma fixed currency sales

•                  Adjusted gross margin

•                  Adjusted pro forma gross margin

•                  Pro forma SG&A ratio

•                  Adjusted SG&A ratio

•                  Fixed currency operating income

•                  Pro forma operating income

•                  Pro forma fixed currency operating income

•                  Adjusted operating income

•                  Adjusted pro forma operating income

•                  Adjusted fixed currency operating income

•                  Adjusted pro forma fixed currency operating income

•                  Adjusted net interest expense

•                  Adjusted effective income tax rate

•                  Adjusted net income attributable to Ecolab

•                  Adjusted diluted earnings per share attributable to Ecolab

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

We include in special (gains) and charges items that are unusual in nature and significant in amount. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted sales, adjusted pro forma sales, adjusted fixed currency sales, adjusted pro forma fixed currency sales, adjusted gross margin, adjusted pro forma gross margin, adjusted operating income, adjusted fixed currency operating income, adjusted pro forma operating income, adjusted pro forma fixed currency operating income, adjusted net interest expense, adjusted net income attributable to Ecolab and adjusted diluted earnings per share, which exclude special (gains) and charges and discrete tax items. The exclusion of special (gains) and charges and discrete tax items in such adjusted amounts help provide a better understanding of underlying business performance. In addition, to allow for a more meaningful comparison against 2010 results, where applicable, we have excluded the impact of Nalco’s post-merger results in our 2011 non-GAAP measures.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amounts excluded do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales, adjusted fixed currency sales, fixed currency operating income and adjusted fixed currency operating income measures (and the 2011 pro forma equivalent for each) eliminate the impact of exchange rate fluctuations on our sales, adjusted sales, operating income and adjusted operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2012.

In order to provide a meaningful comparison of our results of operations, where applicable, we have supplemented our 2011 historical financial data with discussion and analysis that compares reported and adjusted results for 2012 against the 2011 Merger Pro Formas. The unaudited pro forma results are based on the historical consolidated results of operations of both Ecolab and Nalco and were prepared to illustrate the effects of our merger with Nalco, assuming the merger had been consummated on January 1, 2010. The unaudited pro forma and adjusted pro forma results are not necessarily indicative of the results of operations that would have actually occurred had the merger been completed as of the date indicated, nor are they indicative of future operating results of the combined company.

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

  scope, timing, costs, cash expenditures, benefits and headcount impact of our restructuring initiatives closing of the Champion acquisition

  objective to improve credit rating

  ability to deliver superior shareholder returns

  long-term potential of our business

  impact of changes in exchange rates and interest rates

  losses due to concentration of credit risk

  Cleantec escrow settlement

  recognition of share-based compensation expense

  future benefit plan payments

  amortization expense

  European economic uncertainty including euro currency issues demographic trends and their impact on end-markets

  outlook for growth

  special (gains) and charges

  benefits of and synergies from the Nalco merger

  bad debt experiences and customer credit worthiness

  disputes, claims and litigation

  environmental contingencies

  returns on pension plan assets

  currency gains and losses

  investments

  potential for margin improvement in our non-U.S. business

  cash flow and uses for cash

  business acquisitions and sources of funding

  dividends

  share repurchases

  debt repayments

  contributions to pension and postretirement healthcare plans liquidity requirements and borrowing methods

  impact of credit rating downgrade

  impact of new accounting pronouncements

  tax deductibility of goodwill

  non performance of counterparties

  timing of hedged transactions

  income taxes, including loss carryforwards, unrecognized tax benefits and uncertain tax positions

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company’s expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2012, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010

Net sales (including special charges of $29.6 in 2011)	$11,838.7	$6,798.5	$6,089.7
Operating expenses
Cost of sales (including special charges of $93.9 in 2012 and $8.9 in 2011)	6,483.5	3,475.6	3,013.8
Selling, general and administrative expenses	3,920.2	2,438.1	2,261.6
Special (gains) and charges	145.7	131.0	7.5
Operating income	1,289.3	753.8	806.8
Interest expense, net (including special charges of $19.3 in 2012 and $1.5 in 2011)	276.7	74.2	59.1
Income before income taxes	1,012.6	679.6	747.7
Provision for income taxes	311.3	216.3	216.6
Net income including noncontrolling interest	701.3	463.3	531.1
Less: Net income (loss) attributable to noncontrolling interest (including special charges of $4.5 in 2012)	(2.3)	0.8	0.8
Net income attributable to Ecolab	$703.6	$462.5	$530.3

Earnings attributable to Ecolab per common share
Basic	$2.41	$1.95	$2.27
Diluted	$2.35	$1.91	$2.23

Dividends declared per common share	$0.8300	$0.7250	$0.6400

Weighted-average common shares outstanding
Basic	292.5	236.9	233.4
Diluted	298.9	242.1	237.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010

Net income including noncontrolling interest	$701.3	$463.3	$531.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Foreign currency translation	4.8	34.0	(111.6)
Gain (loss) on net investment hedges	9.8	(9.5)	37.6
	14.6	24.5	(74.0)
Derivatives and hedging instruments
Unrealized losses during the period	(1.9)	(15.1)	(2.5)
Reclassification adjustment for losses included in net income	1.8	4.9	2.9
	(0.1)	(10.2)	0.4
Pension and postretirement benefits
Current period net actuarial loss	(184.0)	(113.2)	(9.3)
Pension and postretirement prior period service costs and benefits adjustments	21.8	2.6	25.1
Amortization of net actuarial loss and prior service cost included in net periodic pension and postretirement costs	31.0	23.3	17.8
	(131.2)	(87.3)	33.6
Subtotal	(116.7)	(73.0)	(40.0)

Total comprehensive income, including noncontrolling interest	584.6	390.3	491.1
Less: Comprehensive income (loss) attributable to noncontrolling interest	(4.2)	0.8	(0.2)
Comprehensive income attributable to Ecolab	$588.8	$389.5	$491.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$1,157.8	$1,843.6
Accounts receivable, net	2,225.1	2,095.3
Inventories	1,088.1	1,069.6
Deferred income taxes	205.2	164.0
Other current assets	215.8	223.5
Total current assets	4,892.0	5,396.0
Property, plant and equipment, net	2,409.1	2,295.4
Goodwill	5,920.5	5,855.3
Other intangible assets, net	4,044.1	4,275.2
Other assets	306.6	362.8
Total assets	$17,572.3	$18,184.7

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	$805.8	$1,023.0
Accounts payable	879.7	815.7
Compensation and benefits	518.8	497.2
Income taxes	77.4	81.7
Other current liabilities	771.0	748.7
Total current liabilities	3,052.7	3,166.3
Long-term debt	5,736.1	6,613.2
Postretirement health care and pension benefits	1,220.5	1,173.4
Other liabilities	1,402.9	1,490.7
Total liabilities	11,412.2	12,443.6
Equity(a)
Common stock	342.1	336.1
Additional paid-in capital	4,249.1	3,980.8
Retained earnings	4,020.6	3,559.9
Accumulated other comprehensive loss	(459.7)	(344.9)
Treasury stock	(2,075.1)	(1,865.2)
Total Ecolab shareholders’ equity	6,077.0	5,666.7
Noncontrolling interest	83.1	74.4
Total equity	6,160.1	5,741.1
Total liabilities and equity	$17,572.3	$18,184.7

(a)       Common stock, 800.0 million shares authorized, $1.00 par value, 294.7 million shares outstanding at December 31, 2012, 292.0 million shares outstanding at December 31, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010

OPERATING ACTIVITIES
Net income including noncontrolling interest	$701.3	$463.3	$531.1
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation	468.2	331.4	306.4
Amortization	246.3	64.3	41.5
Deferred income taxes	(3.2)	41.7	(31.1)
Share-based compensation expense	65.8	39.9	29.2
Excess tax benefits from share-based payment arrangements	(50.1)	(13.7)	(16.9)
Pension and postretirement plan contributions	(254.9)	(156.6)	(46.6)
Pension and postretirement plan expense	114.6	83.1	90.8
Restructuring, net of cash paid	66.6	49.5	—
Gain on sale of businesses	(89.3)	—	—
Other, net	5.6	8.9	1.8
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(189.7)	(106.0)	(39.3)
Inventories	(2.0)	(36.1)	18.6
Other assets	18.6	(60.2)	42.4
Accounts payable	79.0	60.9	6.8
Other liabilities	26.2	(84.9)	15.7
Cash provided by operating activities	1,203.0	685.5	950.4

INVESTING ACTIVITIES
Capital expenditures	(574.5)	(341.7)	(260.5)
Capitalized software expenditures	(33.0)	(24.3)	(37.2)
Property and other assets sold	15.9	3.0	2.6
Businesses acquired and investments in affiliates, net of cash acquired	(43.0)	(1,633.2)	(43.4)
Sale of businesses	130.7	—	16.0
Deposit into indemnification escrow	(1.3)	(28.1)	(2.1)
Release from indemnification escrow	17.3	—	21.0
Cash used for investing activities	(487.9)	(2,024.3)	(303.6)

FINANCING ACTIVITIES
Net issuances (repayments) of commercial paper and notes payable	(387.3)	907.1	(66.6)
Long-term debt borrowings	1,001.2	4,238.7	—
Long-term debt repayments	(1,694.9)	(1,420.4)	(7.4)
Reacquired shares	(209.9)	(690.0)	(348.8)
Cash dividends paid on common stock	(306.8)	(162.9)	(145.5)
Exercise of employee stock options	163.7	89.0	89.2
Excess tax benefits from share-based payment arrangements	50.1	13.7	16.9
Other, net	(9.7)	(41.4)	—
Cash provided by (used for) financing activities	(1,393.6)	2,933.8	(462.2)

Effect of exchange rate changes on cash and cash equivalents	(7.3)	6.3	(15.9)

Increase (decrease) in cash and cash equivalents	(685.8)	1,601.3	168.7
Cash and cash equivalents, beginning of year	1,843.6	242.3	73.6
Cash and cash equivalents, end of year	$1,157.8	$1,843.6	$242.3

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$222.6	$224.2	$209.6
Interest paid	279.0	71.1	63.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

	ECOLAB SHAREHOLDERS
				ACCUMULATED
		ADDITIONAL		OTHER		TOTAL ECOLAB	NON-
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY	SHAREHOLDERS’	CONTROLLING	TOTAL
MILLIONS	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	EQUITY	INTEREST	EQUITY

Balance December 31, 2009	$329.8	$1,179.3	$2,898.1	$(232.9)	$(2,173.4)	$2,000.9	$8.7	$2,009.6
Net income			530.3			530.3	0.8	531.1
Comprehensive income activity				(39.0)		(39.0)	(1.0)	(40.0)
Total comprehensive income						491.3	(0.2)	491.1
Sale of noncontrolling interests							(4.7)	(4.7)
Cash dividends declared			(149.3)			(149.3)		(149.3)
Stock options and awards	3.3	130.9			0.9	135.1		135.1
Reacquired shares					(348.8)	(348.8)		(348.8)
Balance December 31, 2010	333.1	1,310.2	3,279.1	(271.9)	(2,521.3)	2,129.2	3.8	2,133.0
Net income			462.5			462.5	0.8	463.3
Comprehensive income activity				(73.0)		(73.0)		(73.0)
Total comprehensive income						389.5	0.8	390.3
Cash dividends declared			(181.7)			(181.7)	(0.6)	(182.3)
Nalco merger		2,573.2			1,300.0	3,873.2	70.4	3,943.6
Stock options and awards	3.0	142.1			1.4	146.5		146.5
Reacquired shares		(44.7)			(645.3)	(690.0)		(690.0)
Balance December 31, 2011	336.1	3,980.8	3,559.9	(344.9)	(1,865.2)	5,666.7	74.4	5,741.1

Net income			703.6			703.6	(2.3)	701.3
Comprehensive income activity				(114.8)		(114.8)	(1.9)	(116.7)
Total comprehensive income						588.8	(4.2)	584.6
Cash dividends declared			(242.9)			(242.9)	(3.9)	(246.8)
Nalco merger		0.3				0.3	16.8	17.1
Stock options and awards	6.0	260.7			7.3	274.0		274.0
Reacquired shares		7.3			(217.2)	(209.9)		(209.9)
Balance December 31, 2012	$342.1	$4,249.1	$4,020.6	$(459.7)	$(2,075.1)	$6,077.0	$83.1	$6,160.1

COMMON STOCK ACTIVITY

	2012		2011		2010
YEAR ENDED DECEMBER 31	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
(SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	336,088,243	(44,113,799)	333,141,410	(100,628,659)	329,825,650	(93,230,909)
Stock options, shares	5,430,997	208,239	2,946,833	93,771	3,315,760	98,332
Stock awards, net issuances	587,341	(21,257)		114,064		112,080
Nalco merger				68,316,283
Reacquired shares		(3,457,740)		(12,009,258)		(7,608,162)
Shares, end of year	342,106,581	(47,384,557)	336,088,243	(44,113,799)	333,141,410	(100,628,659)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (“Ecolab” or “the company”) is the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments. The company delivers comprehensive programs and services to the food, energy, healthcare, industrial and hospitality markets in approximately 170 countries.

The company’s cleaning and sanitizing programs and products, pest elimination services, and equipment maintenance and repair services support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors. The company’s chemicals and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all subsidiaries in which the company has a controlling financial interest. Investments in companies or partnerships in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported using the equity method. International subsidiaries are included in the financial statements on the basis of their U.S. GAAP November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company’s consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Revisions

In connection with its quarterly report on Form 10-Q for the quarter ended June 30, 2012, the company has revised its consolidated balance sheet as of December 31, 2011 to correct the jurisdictional netting of long-term deferred tax assets and liabilities. This revision decreased other assets and other liabilities by $56.1 million and does not impact the consolidated statements of income or comprehensive income or the consolidated statement of cash flows for any period. This correction also impacted the March 31, 2012 interim financial statements. In addition to jurisdictional netting, additional classification differences primarily related to the repayment of debt in January 2012 were identified between deferred income taxes and income taxes payable which together had the net effect of reducing other assets by $57.1 million, income taxes payable by $64.9 million, and increasing other liabilities by $7.8 million as of March 31, 2012. There was no impact to total cash provided by operations on the statement of cash flows for the three months ended March 31, 2012, but cash used by deferred income taxes was reduced by $64.9 million with an offsetting impact to other liabilities within the components of operating cash flows. There was no impact on the consolidated statements of income or comprehensive income. The company believes that these revisions were immaterial to previously issued financial statements.

Use of Estimates

The preparation of the company’s financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company’s critical accounting estimates include revenue recognition, valuation allowances and accrued liabilities, actuarially determined liabilities, income taxes, restructuring and long-lived assets, intangible assets and goodwill.

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

Cash and Cash Equivalents - The company maintains cash deposits with major banks, which from time to time may exceed insured limits. The possibility of loss related to financial condition of major banks has been deemed minimal. Additionally, the company’s investment policy limits exposure to concentrations of credit risk and changes in market conditions.

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

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased. The company’s cash and cash equivalent balances as of December 31, 2012 and 2011 were higher than its historical trend. The increased balance as of year end 2012 was due primarily to a buildup in cash in anticipation of the pending Champion acquisition. The increased balance as of year end 2011 was due primarily to the timing of proceeds from the company’s public debt offering in December 2011 coupled with the redemption of Nalco’s senior notes in January 2012.

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

The company’s allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $13 million, $12 million and $7 million as of December 31, 2012, 2011 and 2010, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2012	2011	2010
Beginning balance	$49	$45	$52
Bad debt expense	37	15	18
Write-offs	(13)	(16)	(20)
Other(a)	—	5	(5)
Ending balance	$73	$49	$45

(a)	Other amounts are primarily the effects of changes in currency translations and the impact of allowance for returns and credits.

Inventory Valuations

Inventories are valued at the lower of cost or market. Certain U.S. inventory costs, are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 31% and 30% of consolidated inventories as of December 31, 2012 and 2011, respectively. All other inventory costs are determined using either the average cost or first-in, first-out (FIFO) methods. Inventory values at FIFO, as shown in Note 5, approximate replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising and customer equipment consists principally of various systems that dispense the company’s cleaning and sanitizing products, dishwashing machines and process control and monitoring equipment. Certain dispensing systems capitalized by the company are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 18 years for machinery and equipment and 3 to 10 years for merchandising and customer equipment and capitalized software. Total depreciation expense was $468 million, $331 million and $306 million for 2012, 2011 and 2010, respectively.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The company’s reporting units are its operating segments. The company tests goodwill for impairment on an annual basis during the second quarter. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value.

The current year goodwill impairment review incorporated the new qualitative assessment guidance as discussed in Note 2 for certain reporting units. In addition to the qualitative analysis, the company performed quantitative procedures including a review of sensitivities around key inputs, assumptions and business projections for certain reporting units. Supplemental quantitative procedures were performed on the EMEA reporting unit given the European economic conditions as well as the Global Water, Global Paper and Global Energy reporting units given the recent closing of the merger with Nalco on December 1, 2011.

As expected, the estimated fair value exceeded the carrying value of Global Water, Global Paper and Global Energy reporting units by a low margin as these separate reporting units were acquired on December 1, 2011 when the carrying value equaled the fair value. As part of this analysis the company updated the discount rate assumptions used in the quantitative procedures for the reduction in risk free rates in 2012 and other reductions in risk given the successful integration to date. The company used a range of discount rates from 9.6% to 10.4% compared to the 11.5% discount rate used in the original Nalco purchase price allocation. The combined effect of lower discount rates and the updated projections drove an increase in estimated fair value for these reporting units in all cases.

Based on the company’s testing, no adjustment to the carrying value of goodwill was necessary. Additionally, based on the ongoing performance of the company’s operating units, updating the impairment testing during the second half of 2012 was not deemed necessary. There has been no impairment of goodwill since the adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.

The merger with Nalco resulted in the addition of $4.5 billion of goodwill. Subsequent performance of the reporting units holding the additional goodwill relative to projections used in the purchase price allocation of goodwill could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

	U.S.	U.S.	INTERNATIONAL
	CLEANING &	OTHER	CLEANING, SANITIZING	GLOBAL	GLOBAL	GLOBAL
MILLIONS	SANITIZING	SERVICES	& SERVICES	WATER(b)	PAPER(b)	ENERGY(b)	TOTAL
December 31, 2010	$454.4	$50.5	$824.4	$—	$—	$—	$1,329.3
Business acquisitions(a)	89.2	—	5.1	1,933.0	179.3	2,291.6	4,498.2
Effect of foreign currency translation	—	—	27.8	—	—	—	27.8
December 31, 2011	543.6	50.5	857.3	1,933.0	179.3	2,291.6	5,855.3
Current year business acquisitions(a)	—	—	17.1	6.1	—	—	23.2
Prior year business acquisitions	—	—	—	22.9	9.6	20.5	53.0
Business disposals	(17.1)	—	—	—	—	—	(17.1)
Effect of foreign currency translation	—	—	(19.2)	11.1	1.0	13.2	6.1
Reclassifications(c)	(12.6)	—	(7.5)	20.1	—	—	—
December 31, 2012	$513.9	$50.5	$847.7	$1,993.2	$189.9	$2,325.3	$5,920.5

(a)	For 2012, none of the goodwill acquired is expected to be tax deductible. For 2011, $89.2 million of goodwill acquired is expected to be tax deductible.

(b)

The company completed its segment goodwill allocation related to the Nalco merger during the second quarter of 2012. As such, goodwill acquired through the Nalco merger has been disclosed for each legacy Nalco reportable segment above as of the date of the merger (December 1, 2011).

(c)	The reclassifications line represents the transfer of certain water treatment related goodwill into the Global Water reportable segment.

Other Intangible Assets

As part of the Nalco merger, the company added the “Nalco” trade name as an indefinite life intangible asset. The $1.2 billion carrying value of this asset was subject to impairment testing during the second quarter of 2012. Based on this testing, no adjustment to the carrying value was necessary.

Other intangible assets subject to amortization primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2012 and 2011.

The weighted-average useful life by type of amortizable asset at December 31, 2012 is as follows:

NUMBER OF YEARS

Customer relationships	15
Trademarks	16
Patents	14
Other technology	8

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

MILLIONS

2010	$41
2011	62
2012	237
2013	240
2014	224
2015	223
2016	217
2017	214

The significant increase in amortization from 2011 to 2012 is due primarily to the amortizable intangible assets acquired through the Nalco merger.

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

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation associated with the retirement of tangible long-lived assets is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. The company’s asset retirement obligation liability was $13.0 million and $11.0 million, respectively, at December 31, 2012 and 2011.

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

The company records liabilities for income tax uncertainties in accordance with the recognition and measurement criteria prescribed in authoritative guidance issued by the FASB.

Restructuring Activities

The company incurs costs for restructuring activities associated with plans to enhance its efficiency and effectiveness and sharpen its competitiveness. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs include leasehold improvement write-downs and other asset write-downs associated with combining operations.

Revenue Recognition

The company recognizes revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. The company recognizes revenue on services as they are performed. While the company employs a sales and service team to ensure customer’s needs are best met in a high quality way, the vast majority of the company’s revenue is generated from product sales. Outside of the service businesses discussed in Note 16, any other services are either incidental to a product sale and not sold separately, or insignificant.

The company’s sales policies do not provide for general rights of return. Critical estimates used in recognizing revenue include the delay between the time that products are shipped, when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

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

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2012	2011	2010
Net income attributable to Ecolab	$703.6	$462.5	$530.3
Weighted-average common shares outstanding
Basic	292.5	236.9	233.4
Effect of dilutive stock options, units and awards	6.4	5.2	4.2
Diluted	298.9	242.1	237.6
Earnings attributable to Ecolab per common share
Basic	$2.41	$1.95	$2.27
Diluted	$2.35	$1.91	$2.23
Anti-dilutive securities excluded from the computation of earnings per share	2.6	4.7	6.2

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, defined benefit pension and postretirement plan adjustments, gains and losses on derivative instruments designated and effective as cash flow hedges and non-derivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders’ equity.

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

New Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance on fair value measurements. The updated guidance resulted in common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The company adopted this guidance effective January 1, 2012. The adoption did not have a material impact on the disclosures of the company’s consolidated financial information.

In June 2011, and subsequently amended in December 2011, the FASB issued final guidance on the presentation of comprehensive income. Under the newly issued guidance, net income and comprehensive income may only be presented either as one continuous statement or in two separate, but consecutive statements. The company adopted this guidance effective January 1, 2012, with comprehensive income shown on a separate statement immediately following the Consolidated Statement of Income.

In September 2011, the FASB amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether performing the current two-step process is necessary. Under the new option, the calculation of the reporting unit’s fair value is not required unless as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit’s carrying amount. The company adopted this guidance effective with its annual goodwill impairment testing during the second quarter of 2012. The adoption did not have a material impact on the company’s consolidated financial statements.

In December 2011, the FASB issued a final standard on balance sheet offsetting disclosures. A clarification in the scope of the final standard was issued in January 2013 and requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. This guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The company is currently evaluating the impact of adoption.

In July 2012, the FASB amended its guidance on testing of indefinite-lived intangible assets for impairment. Under the amended guidance, companies may perform a qualitative assessment to determine whether further impairment testing is necessary, similar to the amended goodwill impairment testing guidance discussed above. The guidance for indefinite-lived intangible assets is effective for annual and interim tests performed for fiscal years beginning after September 15, 2012, with an option for early adoption. As the company performed its impairment testing on indefinite life intangible assets during the second quarter of 2012, the amended guidance will be applied to the testing performed in 2013. The adoption of this guidance is not expected to have a material impact on the company’s financial statements.

In August 2012, the U.S. Securities and Exchange Commission (the “SEC”) adopted a rule mandated by the Dodd-Frank Act to require companies to publicly disclose their use of conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country. The final rule applies to a company that uses minerals including tantalum, tin, gold or tungsten. The final rule requires companies to provide disclosure on a new form filed with the SEC, with the first specialized disclosure report due on May 31, 2014, for the 2013 calendar year, and annually on May 31 each year thereafter. The company is currently evaluating the impact of adoption.

In February 2013, the FASB issued a final standard on reporting amounts reclassified out of accumulated other comprehensive income. The standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This guidance is effective for reporting periods beginning after December 15, 2012. The company is currently evaluating the impact of adoption.

No other new accounting pronouncements issued or effective have had or are expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL (GAINS) AND CHARGES

Special (gains) and charges reported on the Consolidated Statement of Income included the following:

MILLIONS	2012	2011	2010

Net sales
Customer agreement modification	$—	$29.6	$—
Cost of sales
Restructuring charges	22.7	5.3	—
Recognition of Nalco inventory fair value step-up	71.2	3.6	—
Subtotal	93.9	8.9	—
Special (gains) and charges
Restructuring charges	116.6	69.0	—
Champion acquisition costs	18.3	—	—
Nalco merger and integration costs	70.9	57.7	—
Gain on sale of businesses, litigation
related charges and other	(60.1)	4.3	3.3
Venezuela currency devaluation	—	—	4.2
Subtotal	145.7	131.0	7.5
Operating income subtotal	239.6	169.5	7.5
Interest expense, net
Debt extinguishment costs	18.2	—	—
Merger and acquisition debt costs	1.1	1.5	—
Subtotal	19.3	1.5	—
Net income attributable to noncontrolling interest
Recognition of Nalco inventory fair value step-up	(4.5)	—	—
Total special (gains) and charges	$254.4	$171.0	$7.5

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

2011 Restructuring Plan

In February 2011, the company commenced a comprehensive plan to improve substantially the efficiency and effectiveness of its European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been and will continue to be undertaken outside of Europe (collectively, the “2011 Restructuring Plan”). Through the 2011 Restructuring Plan, over 750 positions are expected to be eliminated.

The company expects to incur pretax restructuring charges of approximately $150 million ($125 million after tax) under the 2011 Restructuring Plan through the completion of the Plan in 2013. The company anticipates that approximately $140 million of the pre-tax charge will represent cash expenditures. The remaining $10 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of restructuring activities under the 2011 Restructuring Plan, the company has recorded restructuring charges of $134.3 million ($100.3 million after tax) since the inception of the Plan. During 2012 and 2011, the company recorded restructuring charges of $66.2 million ($46.1 million after tax) and $68.1 million ($54.2 million after tax), respectively.

Merger Restructuring Plan

In January 2012, following the merger with Nalco, the company formally commenced plans to undertake restructuring actions related to the reduction of its global workforce and optimization of its supply chain and office facilities, including planned reductions of plant and distribution center locations (the “Merger Restructuring Plan”). Actions associated with the merger to improve efficiency and effectiveness have led to a reduction of the company’s workforce by approximately 500 positions during 2012, with additional productivity and efficiency actions beyond 2012 expected to reduce the need for future positions by approximately 1,500.

The company expects that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total costs through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). The company anticipates that approximately $160 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $20 million of the pretax charges represent estimated asset disposals and other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of restructuring activities under the Merger Restructuring Plan, the company has recorded restructuring charges of $79.8 million ($58.6 million after tax) since the inception of the Plan. During 2012 and 2011, the company recorded restructuring charges of $73.2 million ($54.5 million after tax) and $6.6 million ($4.1 million after tax), respectively.

Restructuring charges and subsequent activity related to the 2011 Restructuring Plan and the Merger Restructuring Plan, since the inception of each respective Plan, include the following:

	2011 Restructuring Plan				Merger Restructuring Plan
	EMPLOYEE				EMPLOYEE
	TERMINATION	ASSET			TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	SUBTOTAL	COSTS	DISPOSALS	OTHER	SUBTOTAL	TOTAL
2011 Activity
Recorded expense and accrual	$60.5	$0.5	$7.1	$68.1	$6.6	$—	$—	$6.6	$74.7
Cash payments	(22.2)	—	(2.6)	(24.8)	(0.3)	—	—	(0.3)	(25.1)
Non-cash charges	—	(0.5)	—	(0.5)	—	—	—		(0.5)
Effect of foreign currency translation	(2.2)	—	—	(2.2)	—	—	—	—	(2.2)
Restructuring liability December 31, 2011	36.1	—	4.5	40.6	6.3	—	—	6.3	46.9
2012 Activity
Recorded expense and accrual	60.7	—	5.5	66.2	65.4	3.2	4.6	73.2	139.4
Cash payments	(33.6)	—	(1.5)	(35.1)	(28.4)	—	(1.8)	(30.2)	(65.3)
Non-cash charges	—	—	(3.9)	(3.9)	—	(3.2)	—	(3.2)	(7.1)
Effect of foreign currency translation	(0.8)	—	—	(0.8)	0.1	—	—	0.1	(0.7)
Restructuring liability December 31, 2012	$62.4	$—	$4.6	$67.0	$43.4	$—	$2.8	$46.2	$113.2

Nalco Restructuring Plan

Prior to the Nalco merger, Nalco conducted various restructuring programs to redesign and optimize its business and work processes (the “Nalco Restructuring Plan”). As part of the Nalco merger, Ecolab assumed the Nalco Restructuring Plan liability balance of $10.6 million, which was primarily related to accrued severance and termination benefits. As of December 31, 2012 and 2011, the remaining liability balance related to the Nalco Restructuring Plan was $3.4 million and $10.6 million, respectively. Cash payments during 2012 related to this Plan were $7.4 million. The company expects to utilize the remaining liability through 2013 as part of the run out of this Plan.

Non-restructuring special (gains) and charges

Nalco merger and integration costs

As a result of the Nalco merger, during 2012 and 2011, the company incurred charges of $155.8 million ($113.7 million after tax) and $62.8 million ($45.6 million after tax), respectively. Nalco merger charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger. Further details related to the Nalco merger are included in Note 4.

Champion acquisition costs

As a result of the pending Champion acquisition, during 2012 the company incurred charges of $19.4 million ($16.7 million after tax). Champion acquisition charges have been included as a component of special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts included in special (gains) and charges include acquisition costs and advisory fees. Amounts included in net interest expense include fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition. Further details related to the Champion acquisition are included in Note 4.

Other special (gains) and charges

During 2012, the company recorded a net gain of $60.1 million ($35.7 million after tax) related to the sale of its Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business, originally sold prior to 2012 and litigation related charges.

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

Special (gains) and charges in 2010 include costs to optimize the company’s business structures. Special (gains) and charges during 2010 also include the recognition of a gain on the sale of an investment in a U.S. business. The investment was not material to the company’s consolidated results of operations or financial position.

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

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Ecolab makes acquisitions from time to time that align with the company’s strategic business objectives. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the acquired entities have been recorded as of the acquisition date, at their respective fair values, and consolidated with the company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The results of operations related to each acquired entity have been included in the results of the company from the date each entity was acquired. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

Nalco merger

On December 1, 2011, the company completed its merger with Nalco, the world’s leading water treatment and process improvement company. Based in Naperville, Illinois, Nalco provides water management sustainability offerings focused on industrial, energy and institutional market segments. Nalco’s programs are used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits and extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers’ end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases. Effective with the Nalco merger, the company added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments. Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively.

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

The final consideration transferred to acquire all of Nalco’s stock is as follows:

MILLIONS, EXCEPT PER SHARE

Cash consideration
Number of Nalco common shares outstanding receiving cash consideration	41.9
Cash consideration per common share outstanding	$38.80
Total cash paid to Nalco shareholders electing cash consideration	$1,623.9
Stock consideration
Number of Nalco common shares outstanding receiving stock consideration	97.5
Exchange ratio	0.7005
Ecolab shares issued to Nalco shareholders electing stock consideration	68.3
Ecolab’s closing stock price on December 1, 2011	$55.62
Total fair value of stock consideration	$3,799.7
Fair value of Nalco equity compensation awards converted to Ecolab awards	$73.5
Total fair value of cash and stock consideration	$5,497.1

The company incurred certain merger and integration costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statements of Income. A total of $155.8 million and $62.8 million were incurred during 2012 and 2011, respectively. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger.

The company initially financed the merger through commercial paper borrowings backed by its $1.5 billion, 5 year credit facility and a $2.0 billion 364 day credit facility the company had in place at the close of the merger, as well as through proceeds from its $500 million private placement senior notes. See Note 6 for further discussion on the company’s debt. The company also issued 68.3 million shares of Ecolab common stock as part of the merger transaction. In addition, certain outstanding Nalco equity compensation awards were converted into Ecolab equity compensation awards of which the consideration portion was $73.5 million. See Notes 9 and 10 for further discussion on equity and equity compensation, respectively.

The merger has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. The following table summarizes the value of Nalco assets acquired and liabilities assumed as of the merger date. Also summarized in the table, subsequent to the merger, net adjustments of $53.0 million have been made to the preliminary purchase price allocations of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill. Purchase price allocations were finalized in the fourth quarter of 2012.

		2012
	INITIAL	ADJUSTMENTS	FINAL
MILLIONS	VALUATION	TO FAIR VALUE	VALUATION

Current assets	$1,869.6	$(0.1)	$1,869.5
Property, plant and equipment	1,069.2	(1.2)	1,068.0
Other assets	97.3	(3.3)	94.0
Identifiable intangible assets:
Customer relationships	2,160.0	—	2,160.0
Patents	321.0	—	321.0
Trade names	1,230.0	—	1,230.0
Trademarks	79.0	—	79.0
Other technology	91.0	—	91.0
Total assets acquired	6,917.1	(4.6)	6,912.5
Current liabilities	1,105.5	(0.1)	1,105.4
Long-term debt	2,858.4	—	2,858.4
Pension and postretirement benefits	505.7	5.6	511.3
Net deferred tax liability	1,188.7	5.3	1,194.0
Noncontrolling interests and other liabilities	167.7	35.5	203.2
Total liabilities and noncontrolling interests assumed	5,826.0	46.3	5,872.3
Goodwill	4,403.9	53.0	4,456.9
Total consideration transferred	$5,495.0	$2.1	$5,497.1

The additional consideration of $2.1 million transferred in 2012 relates to the resolution of an appraisal action with respect to dissenting Nalco shares.

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

The results of Nalco’s operations have been included in the company’s consolidated financial statements from the close of the merger. The following table provides net sales and operating income from the Nalco business included in the company’s results during 2011 following the December 1, 2011 merger.

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

MILLIONS	2011	2010
(unaudited)
Net sales	$11,283.9	$10,326.0
Net income attributable to Ecolab	665.5	621.4
Earnings attributable to Ecolab per
common share
Basic	2.22	2.06
Diluted	2.17	2.02

Champion acquisition

In October 2012, the company entered into an agreement and plan of merger under which the company has agreed to acquire Champion. In December 2012, the company announced that it amended the acquisition agreement, such that Champion’s downstream process and water solutions business will not be acquired by the company.

Based in Houston, Texas, Champion is a global specialty products and services company delivering products and service-based offerings to the oil and gas industry. Champion’s sales for the business to be acquired by the company were approximately $1.4 billion in 2012. Subject to certain adjustments set out in the merger agreement, the total transaction value is expected to be approximately $2.2 billion. After adjustments for net cash and other items, the consideration will be paid approximately 75% in cash and 25% in shares of Ecolab common stock. Additionally, Ecolab will be required to pay an additional amount in cash, up to $100 million in the aggregate, equal to 50% of the incremental federal tax on the merger consideration as a result of increases in applicable capital gains and investment taxes after December 31, 2012. The consummation of the Champion acquisition remains subject to the satisfaction or waiver of various closing conditions, including, among others, the receipt of required regulatory approvals.

Financing for the transaction is expected to come from a combination of term loan funding, issuances under the company’s U.S. commercial paper program and proceeds from the $500 million public offering debt securities issued in December 2012.

Other significant acquisition activity

Subsequent Event Activity

In January 2013 the company completed the acquisition of Mexico-based Quimiproductos S.A. de C.V., a wholly-owned subsidiary of Fomento Econominco Mexicano, S.A.B. de C.V. Quimiproductos produces and supplies cleaning, sanitizing and water treatment goods and services to breweries and beverage companies located in Central and South America. Annual sales of the business are approximately $43 million.

2012 Activity

In December 2011, subsequent to the company’s fiscal year end for international operations, the company completed the acquisition of Esoform, an independent Italian healthcare manufacturer focused on infection prevention and personal care. Based outside of Venice, Italy, with annual sales of approximately $12 million, the business became part of the company’s International Cleaning, Sanitizing & Other Services reportable segment during the first quarter of 2012.

Also in December 2011, the company completed the acquisition of the InsetCenter pest elimination business in Brazil. Annual sales of the acquired business are approximately $6 million. The business operations and staff have been integrated with the company’s existing Brazil Pest Elimination business, and became part of the company’s International Cleaning, Sanitizing & Other Services reportable segment during the first quarter of 2012.

In March 2012, the company acquired Econ Indústria e Comércio de Produtos de Higiene e Limpeza Ltda., a provider of cleaning and sanitizing products and services to the Brazilian foodservice industry. Based in Sao Paulo, Brazil, its annual sales are approximately $9 million. The business operations have been integrated within the company’s existing Brazil Institutional business and became part of the company’s International Cleaning, Sanitizing & Other Services reportable segment during the second quarter of 2012.

2011 Activity

In December 2010, subsequent to the company’s fiscal year end for international operations, the company completed the purchase of the assets of Cleantec located in Brisbane, Queensland, Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, foodservice, hospitality and textile care markets. The business, which had annual sales of approximately $55 million, became part of the company’s International Cleaning, Sanitizing & Other Services segment during the first quarter of 2011. The total purchase price was approximately $43 million, of which $2 million was placed in an escrow account for indemnification purposes. During the third quarter of 2012, the $2 million escrow balance was paid to the seller.

In March 2011, the company closed on the purchase of the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. The business, which had annual sales of approximately $55 million, became part of the company’s U.S. Cleaning & Sanitizing segment during the first quarter of 2011. The total purchase price was approximately $260 million, of which $26 million was placed in an escrow account for indemnification purposes related to general representations and warranties. During the third quarter of 2012, $13 million of the escrow balance was paid to the seller. Assuming the general representations and warranties continue to be met, the remaining $13 million escrow balance is expected to be paid to the seller in the first quarter of 2013.

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

Other Significant Acquisition Summary

Excluding the Nalco merger, the pro forma impact of all other acquisitions during 2012, 2011, and 2010 was not material to the company’s consolidated financial statements; therefore pro forma financial information is not presented. Based upon purchase price allocations, excluding the Nalco merger which is shown previously in this note, the components of the aggregate purchase prices of 2012, 2011 and 2010 acquisitions are shown in the following table. The contingent consideration relates to immaterial acquisitions completed during 2012 and 2011.

MILLIONS	2012	2011	2010

Net tangible assets acquired (liabilities assumed)	$(1.0)	$58.6	$17.4
Identifiable intangible assets
Customer relationships	8.4	145.5	11.3
Patents	2.8	0.3	—
Trademarks	0.5	11.2	0.7
Other technology	0.3	8.4	5.7
Total intangible assets	12.0	165.4	17.7
Goodwill	23.3	94.3	8.3
Total aggregate purchase price	34.3	318.3	43.4
Contingent consideration	(2.6)	(5.0)	—
Liability for indemnification	16.0	(28.1)	—
Net cash paid for acquisitions	$47.7	$285.2	$43.4

Excluding the Nalco merger, the weighted average useful lives of intangible assets acquired was 13 years as of December 31, 2012, 2011 and 2010.

Dispositions

In December 2012, the company completed the sale of its Vehicle Care division for $116.9 million, resulting in a gain of $76.3 million ($47.5 million after tax), recorded in special (gains) and charges. Vehicle Care sales were approximately $65 million in 2011, the majority of which were within the company’s U.S. Cleaning & Sanitizing reportable segment. Net cash proceeds were used to repay debt and for general corporate purposes.

During the third quarter of 2012, the company received additional payments of $13.0 million related to the sale of an investment in a U.S. business, originally sold prior to 2012. The corresponding gain of $13.0 million recognized during the third quarter of 2012 was recorded in special (gains) and charges.

During the third quarter of 2010, the company sold an investment in a U.S. business and realized a gain of $5.9 million, which was reported in special (gains) and charges. The investment was not material to the company’s consolidated results of operations or financial position.

During the second quarter of 2010, the company sold a small joint venture in its international segment. The impact of this divestiture and the joint venture were not material to the company’s consolidated results of operations or financial position.

The company had no business dispositions in 2011.

5. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2012	2011

Accounts receivable, net
Accounts receivable	$2,298.3	$2,144.6
Allowance for doubtful accounts	(73.2)	(49.3)
Total	$2,225.1	$2,095.3
Inventories
Finished goods	$774.3	$745.5
Raw materials and parts	338.3	351.4
Inventories at FIFO cost	1,112.6	1,096.9
Excess of FIFO cost over LIFO cost	(24.5)	(27.3)
Total	$1,088.1	$1,069.6
Property, plant and equipment, net
Land	$158.9	$158.8
Buildings and improvements	562.1	483.8
Leasehold improvements	80.5	77.3
Machinery and equipment	1,281.2	1,206.1
Merchandising and customer equipment	1,812.5	1,682.7
Capitalized software	385.7	385.7
Construction in progress	207.2	182.7
	4,488.1	4,177.1
Accumulated depreciation	(2,079.0)	(1,881.7)
Total	$2,409.1	$2,295.4
Other intangible assets, net
Cost of intangible assets not subject to amortization:
Trade names	$1,230.0	$1,230.0
Cost of intangible assets subject to amortization:
Customer relationships	$2,588.6	$2,593.2
Trademarks	185.2	201.0
Patents	414.7	404.4
Other technology	174.8	174.6
	3,363.3	3,373.2
Accumulated amortization:
Customer relationships	(373.1)	(204.8)
Trademarks	(51.2)	(48.6)
Patents	(65.6)	(36.3)
Other technology	(59.3)	(38.3)
Total	$4,044.1	$4,275.2
Other assets
Deferred income taxes	$51.0	$61.9
Pension	7.0	22.3
Other	248.6	278.6
Total	$306.6	$362.8
Other current liabilities
Discounts and rebates	$244.4	$239.9
Dividends payable	—	60.0
Interest payable	19.5	51.0
Taxes payable, other than income	97.3	74.1
Derivative liabilities	9.9	3.3
Restructuring	116.6	57.5
Other	283.3	262.9
Total	$771.0	$748.7
Other liabilities
Deferred income taxes	$1,174.2	$1,249.2
Income taxes payable - noncurrent	81.5	80.8
Other	147.2	160.7
Total	$1,402.9	$1,490.7
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments, net of tax	$(13.6)	$(13.5)
Unrecognized pension and postretirement benefit expense, net of tax	(613.8)	(481.3)
Cumulative translation, net of tax	167.7	149.9
Total	$(459.7)	$(344.9)

6. DEBT AND INTEREST

The following table provides the components of the company’s short-term debt obligations, along with applicable interest rates as of December 31, 2012 and 2011:

MILLIONS,	2012		2011
EXCEPT INTEREST RATES		AVERAGE		AVERAGE
		INTEREST		INTEREST
	PAYABLE	RATE	PAYABLE	RATE

Short-term debt
Commercial paper	$593.7	0.46%	$916.1	0.67%
Notes payable	44.5	10.04%	100.3	7.52%
Long-term debt, current maturities	167.6		6.6
Total	$805.8		$1,023.0

In September 2011, the company replaced its existing $600 million multi-year credit facility with a $1.5 billion multi-year credit facility, which expires in September 2016. During 2011, the company also entered into a $2.0 billion, 364 day credit facility. In April 2012, the company reduced its 364 day credit facility from $2.0 billion to $1.0 billion. In August 2012, the company replaced the $1.0 billion 364 day credit facility, which was to expire in September 2012, with a $500 million 364 day credit facility. Both of the $1.5 billion and $500 million credit facilities have been established with a diverse portfolio of banks. No amounts were outstanding under any of these agreements at year end 2012 or 2011.

The credit facilities support the company’s U.S. commercial paper program, which was reduced to $2.0 billion subsequent to the replacement of the 364 day credit facility discussed above, and the company’s $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. The company had $594 million and $916 million in outstanding U.S. commercial paper at December 31, 2012 and 2011, respectively. The company had no commercial paper outstanding under its European program at December 31, 2012 or 2011. As of December 31, 2012, the company’s short-term borrowing program was rated A-2 by Standard & Poor’s and P-2 by Moody’s.

The following table provides the components of the company’s long-term debt obligations, along with applicable interest rates as of December 31, 2012 and 2011:

MILLIONS, EXCEPT INTEREST RATES			2012			2011
			AVERAGE	EFFECTIVE		AVERAGE	EFFECTIVE
	MATURITY	CARRYING	INTEREST	INTEREST	CARRYING	INTEREST	INTEREST
	BY YEAR	VALUE	RATE	RATE	VALUE	RATE	RATE

Long-term debt
Description / 2012 Principal Amount
Series A private placement senior notes (125 million euro)	2013	$162.3	4.36%	4.51%	$168.1	4.36%	4.51%
Series B private placement senior notes (175 million euro)	2016	227.3	4.59%	4.67%	235.3	4.59%	4.67%
Seven year 2008 senior notes ($250 million)	2015	249.4	4.88%	4.99%	249.1	4.88%	4.99%
Series A private placement senior notes ($250 million)	2018	250.0	3.69%	5.15%	250.0	3.69%	5.15%
Series B private placement senior notes ($250 million)	2023	250.0	4.32%	4.32%	250.0	4.32%	4.32%
Three year 2011 senior notes ($500 million)	2014	499.8	2.38%	2.40%	499.7	2.38%	2.40%
Five year 2011 senior notes ($1.25 billion)	2016	1,248.1	3.00%	3.04%	1,247.6	3.00%	3.04%
Ten year 2011 senior notes ($1.25 billion)	2021	1,249.3	4.35%	4.36%	1,249.2	4.35%	4.36%
Thirty year 2011 senior notes ($750 million)	2041	742.6	5.50%	5.53%	742.3	5.50%	5.53%
Three year 2012 senior notes ($500 million)	2015	499.8	1.00%	1.02%	—
Five year 2012 senior notes ($500 million)	2017	499.6	1.45%	1.47%	—
Nalco senior notes ($0)	2019	—			838.7	6.63%	5.13%
Nalco senior euro notes ($0)	2019	—			300.7	6.88%	5.53%
Nalco senior notes ($0)	2017	—			558.5	8.25%	6.30%
Capital lease obligations		13.8			18.3
Other		11.7			12.3
Total debt		5,903.7			6,619.8
Long-term debt, current maturities		(167.6)			(6.6)
Total long-term debt		$5,736.1			$6,613.2

Term Loans

In November 2012, the company entered into a $900 million term loan credit agreement with various banks. Under the agreement, which had not been drawn upon as of December 31, 2012, the term loan will bear interest at a floating base rate plus a credit rating based margin. Proceeds from the term loan are expected to be used to fund a portion of the pending Champion acquisition. Funding under the agreement will be available through April 15, 2013 and, to the extent funded, the term loan will expire on the third anniversary of the funding date.

Public Notes

In December 2012, in a public offering, the company issued $500 million of debt securities that mature in 2017 at a rate of 1.45%. The company anticipates that the proceeds will be used to finance a portion of the cash consideration to be paid in connection with the pending Champion acquisition, or for general corporate purposes.

In August 2012, in a public offering, the company issued $500 million of debt securities that mature in 2015 at a rate of 1.00%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

In December 2011, the company issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities. Interest rates range from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper, which was issued to fund a portion of the cash component of the Nalco merger and repay the Nalco term loans, and fund share repurchases.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.88% in a public debt offering. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

The series of notes issued by the company in December 2012, August 2012, December 2011 and February 2008, pursuant to public debt offerings (the “Public Notes”) may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Additionally, if the Champion acquisition is not completed by May 3, 2013, or if the Champion acquisition merger agreement is terminated on or before such date, the company may redeem the $500 million series of notes issued by the company in December 2012, in whole but not in part, at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date. Upon the occurrence of a change of control accompanied by a downgrade of the Public Notes below investment grade rating, within a specified time period, the company will be required to offer to repurchase the Public Notes at a price equal to 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase.

The Public Notes are senior unsecured and unsubordinated obligations of the company and rank equally with all other senior and unsubordinated indebtedness of the company from time to time outstanding.

Private Notes

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

The company has outstanding euro 300 million ($390 million as of December 31, 2012) aggregate principal amount of the company’s private placement senior notes in two series: 4.36% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.59% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, issued in December 2006, pursuant to a Note Purchase Agreement dated July 26, 2006.

The series of notes issued by the company in December 2006 and November 2011 pursuant to private debt offerings (the “Private Notes”) may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Upon the occurrence of specified changes of control involving the company, the company will be required to offer to repurchase the Private Notes at a price equal to 100% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. Additionally, the company will be required to make a similar offer to repurchase the Private Notes upon the occurrence of specified merger events or asset sales involving the company, when accompanied by a downgrade of the Private Notes below investment grade rating, within a specified time period.

The Private Notes are senior obligations of the company and rank equal in right of payment with all other senior indebtedness of the company. The Private Notes shall be unconditionally guaranteed by subsidiaries of the company in certain circumstances, as described in the note purchase agreements as amended.

Covenants, Repayments and Net Interest Expense

The company is in compliance with all covenants at December 31, 2012.

In January 2012, the company redeemed $1.7 billion of Nalco senior notes, which were assumed in 2011 as part of the merger. As of December 31, 2011, the Nalco senior notes were fully and unconditionally guaranteed by certain Nalco subsidiaries. In conjunction with the redemption in January 2012, all guarantees in place as of December 31, 2011 were extinguished.

In February 2011, the company repaid its $150 million 6.875% notes when they became due.

As of December 31, 2012, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2013	$168
2014	506
2015	755
2016	1,479
2017	501

Interest expense and interest income incurred during 2012, 2011 and 2010 were as follows:

MILLIONS	2012	2011	2010
Interest expense	$285.6	$82.1	$65.6
Interest income	(8.9)	(7.9)	(6.5)
Interest expense, net	$276.7	$74.2	$59.1

Interest expense generally includes the expense associated with the interest on the company’s outstanding borrowings. Interest expense also includes the amortization of debt issuance costs and debt discounts, which are both recognized over the term of the related debt. The increase in interest expense in 2012 was driven primarily by debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases. Interest expense for 2012 also includes an $18.2 million loss on extinguishment of Nalco debt, recognized in the first quarter.

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

Level 2 - Inputs include observable inputs other than quoted prices in active markets.

Level 3 - Inputs are unobservable inputs for which there is little or no market data available.

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis were:

DECEMBER 31 (MILLIONS)	2012
	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Money market funds held in rabbi trusts	$2.2	$2.2	$—	$—
Foreign currency forward contracts	6.5	—	6.5	—

Liabilities:
Foreign currency forward contracts	9.9	—	9.9	—
Contingent consideration obligations	23.2	—	—	23.2

DECEMBER 31 (MILLIONS)	2011
	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Money market funds held in rabbi trusts	$0.9	$0.9	$—	$—
Foreign currency forward contracts	10.4	—	10.4	—

Liabilities:
Foreign currency forward contracts	3.3	—	3.3	—
Contingent consideration obligations	25.1	—	—	25.1

Money market funds held in rabbi trusts are classified within level 1 because they are valued using quoted prices in active markets. The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date, and is classified within level 2.

For business acquisitions after December 31, 2008, contingent consideration obligations are recognized and measured at fair value at the acquisition date. Contingent consideration liabilities are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The consideration expected to be transferred is based on the company’s expectations of various financial measures. The ultimate payment of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Changes in the fair value of contingent consideration obligations during 2012 and 2011 were as follows:

MILLIONS	2012	2011
Balance at beginning of year	$25.1	$2.4
Liabilities recognized at acquistion date	2.6	5.0
Losses (gains) recognized in earnings	(1.9)	0.8
Settlements	(2.5)	—
Assumed through Nalco merger	—	16.9
Foreign currency translation	(0.1)	—
Balance at end of year	$23.2	$25.1

The carrying values of accounts receivable and accounts payable approximate fair value because of their short maturities. The carrying value of cash and cash equivalents, commercial paper and notes payable approximate fair value because of their short maturities, and as such are classified within level 1.

The fair value of long-term debt, including current maturities, is based on quoted market prices for the same or similar debt instruments. The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2012		2011
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Long-term debt
(including current maturities)	$5,903.7	$6,488.8	$6,619.8	$6,885.3

8. DERIVATIVES AND HEDGING TRANSACTIONS

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature or for trading purposes. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. For derivatives designated as cash flow hedges, the effective portion of changes in fair value of hedges is initially recognized in accumulated other comprehensive income (“AOCI”) on the Consolidated Balance Sheet. Amounts recorded in AOCI are reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties, and therefore recording a valuation allowance against the company’s derivative balance is not considered necessary.

Derivatives Designated as Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including: inventory purchases and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2011, the company entered into six forward starting swap contracts in connection with the issuance of its private placement debt during the fourth quarter of 2011. The interest rate swap agreements were designated and effective as a cash flow hedge of the expected interest payments related to the anticipated debt issuance. In 2006, the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes with the net settlement recorded in AOCI. The amounts in AOCI for both the 2011 and 2006 transactions are recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur. The company did not have any forward starting interest rate swap agreements outstanding at December 31, 2012, 2011 or 2010.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of assets and liabilities held at foreign subsidiaries, primarily receivables and payables which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

Derivative Summary

The following table summarizes the fair value of the company’s outstanding derivatives as of December 31. The amounts are included in other current assets and other current liabilities on the company’s balance sheet.

	ASSET DERIVATIVES		LIABILITY DERIVATIVES
MILLIONS	2012	2011	2012	2011

Derivatives designated as hedging instruments:

Foreign currency forward contracts	$0.8	$3.8	$1.7	$1.2

Derivatives not designated as hedging instruments:

Foreign currency forward contracts	5.7	6.6	8.2	2.1
Total	$6.5	$10.4	$9.9	$3.3

The company had foreign currency forward exchange contracts with notional values that totaled $1.3 billion and $586 million at December 31, 2012 and 2011, respectively. The increase from December 31, 2011 is primarily driven by increased hedging activity as a result of the inclusion of Nalco operations in 2012.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2012	2011	2010
Unrealized gain (loss) recognized into AOCI (effective portion)

Foreign currency forward contracts	AOCI (equity)	$(1.9)	$0.2	$(2.5)

Interest rate swap contracts	AOCI (equity)	—	(15.3)	—

Gain (loss) recognized in income (effective portion)

Foreign currency forward contracts	Sales	(0.1)	(0.3)	—
	Cost of sales	2.0	(4.7)	(4.1)
	SG&A	0.2	(1.5)	0.5
		2.1	(6.5)	(3.6)

Interest rate swap contracts	Interest expense, net	(2.7)	(0.8)	(0.4)
	Total	$(0.6)	$(7.3)	$(4.0)
Gain (loss) recognized in income (ineffective portion)

Foreign currency forward contracts	Interest expense, net	$(1.2)	$(1.8)	$(1.2)

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2012	2011	2010

Gain (loss) recognized in income

Foreign currency forward contracts	SG&A	$(0.9)	$2.9	$(5.4)
	Interest expense, net	(7.0)	(5.4)	(5.5)
	Total	$(7.9)	$(2.5)	$(10.9)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its euro 300 million ($390 million as of December 31, 2012) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries. Prior to redemption in January 2012, the Nalco euro denominated borrowings were also designated as a hedge of existing foreign currency exposures.

In the third quarter of 2012, the company entered into a forward contract with a notional amount of euro 100 million to hedge an additional portion of the company’s net investments in euro functional subsidiaries. The forward contract was renewed in the fourth quarter of 2012 and remained open as of December 31, 2012.

The revaluation gains and losses on the euronotes and forward contract, which are designated and effective as hedges of the company’s net investments, have been included as a component of the cumulative translation adjustment account.

Total revaluation gains and losses related to the euronotes and forward contract charged to shareholders’ equity were as follows:

MILLIONS	2012	2011	2010
Revaluation gains (losses), net of tax	$9.8	$(9.5)	$37.6

The company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. No hedge ineffectiveness was recorded in earnings during 2012, 2011 and 2010.

9. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2010. Effective December 1, 2011, following approval by the company’s shareholders, the company’s authorized common stock was increased to 800 million shares. Authorized common stock remained at 800 million shares in 2012. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.8300 for 2012, $0.7250 for 2011 and $0.6400 for 2010.

On December 1, 2011, the company issued 68,316,283 shares of common stock for the stock consideration portion of the Nalco merger (see Note 4). In addition, as part of the consideration, each outstanding Nalco stock option was converted into an option to purchase the company’s common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco’s existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each Nalco unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance and such awards were converted based on the stock award exchange ratio into a time based restricted stock award of the company based on such performance level, with vesting subject to continued employment.

The company has 15 million shares, without par value, of authorized but unissued and undesignated preferred stock. The company’s former shareholder rights agreement was amended in December 2012 to accelerate the expiration date of the former rights issued pursuant to the rights agreement from March 10, 2016 to December 31, 2012. Accordingly, the rights agreement terminated as of that date.

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

In September 2011, under the existing Board authorization, subject to the completion of the Nalco merger, the company announced a $1.0 billion share repurchase program. As part of this program, in December 2011, the company entered into an accelerated share repurchase (“ASR”) agreement with a financial institution to repurchase $500 million of its common stock. Under the ASR, the company received 8,330,379 shares of its common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company’s common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the ASR agreement, the company received an additional 122,314 shares of common stock. All shares acquired under the ASR agreement were recorded as treasury stock.

In addition to the ASR, the company reacquired 2,600,569 shares, 3,491,425 shares and 7,366,001 shares of its common stock in 2012, 2011 and 2010, respectively, through its share repurchase program through open market or private purchases. The company intends to repurchase all shares under its authorizations, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. As of December 31, 2012, 15,810,096 shares remained to be repurchased under the company’s repurchase authorization and approximately $279 million remained to be purchased as part of the $1.0 billion program discussed above. The company expects to complete this remaining portion of the $1.0 billion share repurchase program in 2013.

The company also reacquired 734,857 shares, 187,454 shares and 242,161 shares of its common stock in 2012, 2011 and 2010, respectively, related to the exercise of stock options and the vesting of stock awards.

10. EQUITY COMPENSATION PLANS

The company’s equity compensation plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31, 2012, 2011 and 2010 were 5,316,532, 8,813,059 and 11,608,387, respectively. Common shares available for grant reflect 12 million shares approved by shareholders in 2010 for issuance under the plans. Following the Nalco merger in 2011, 1,405,530 common shares on a converted basis, formerly reserved for grant under Nalco’s 2004 Stock Incentive Plan, were added to the shares available for grant by the company. The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

The company’s annual long-term incentive share-based compensation program is made up of 50% stock options and 50% performance-based restricted stock unit (“PBRSU”) awards. The company also grants a limited number of non-performance based restricted stock awards (“RSA”) and restricted stock unit awards (“RSU”).

Prior to the Nalco merger, Nalco had outstanding stock options, restricted stock awards and performance share awards that were issued pursuant to its incentive compensation plan, as well as certain non-plan inducement stock options and restricted stock awards. For each of the converted awards discussed below, the stock award exchange ratio of .67959 was used to convert Nalco awards into Ecolab awards. As a result of the merger, the majority of Nalco’s existing stock options fully vested. Each outstanding Nalco option was converted into an option to purchase the company’s common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco’s existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance. As such, each Nalco performance share award converted based on the stock award exchange ratio into a time based restricted award of the company based on such performance level, with vesting subject to continued employment. The total fair value of Nalco’s converted equity compensation as of the merger dates was $111 million, of which $73 million was included in the consideration transferred to acquire Nalco, with the remaining $38 million subject to expense recognition over the remainder of the vesting term. As of December 31, 2012, $10 million of the $38 million remains to be expensed.

Total compensation expense related to all share-based compensation plans was $66 million, ($45 million net of tax benefit), $40 million ($27 million net of tax benefit) and $29 million ($19 million net of tax benefit) for 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was $115 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

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

A summary of stock option activity and average exercise prices is as follows:

	2012		2011		2010
	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE
	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)

Outstanding, beginning of year	20,126,579	$41.45	19,988,025	$38.66	22,262,204	$36.22
Granted	2,238,267	71.17	2,661,551	55.38	1,783,293	48.03
Issued in connection with Nalco merger	—	—	883,173	29.35	—	—
Exercised	(6,774,032)	35.16	(3,331,926)	32.59	(3,813,865)	28.46
Canceled	(465,658)	53.61	(74,244)	43.68	(243,607)	43.86
Outstanding, end of year	15,125,156	$48.29	20,126,579	$41.45	19,988,025	$38.66
Exercisable, end of year	11,036,700	$42.77	15,885,276	$38.57	16,091,416	$37.42
Vested and expected to vest, end of year	14,770,288	$48.01

(a) Represents weighted average price.

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2012, 2011 and 2010 was $211 million, $69 million and $76 million, respectively.

The total aggregate intrinsic value of options outstanding as of December 31, 2012 was $346 million, with a corresponding weighted-average remaining contractual life of 6.5 years. The total aggregate intrinsic value of options exercisable as of December 31, 2012 was $313 million, with a corresponding weighted-average remaining contractual life of 4.0 years. The total aggregate intrinsic value of options vested and expected to vest as of December 31, 2012 was $342 million, with a corresponding weighted-average remaining contractual life of 6.4 years.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2012	2011	2010
Weighted-average grant-date fair value of options granted at market prices	$13.77	$11.01	$10.11
Assumptions
Risk-free rate of return	0.9%	1.4%	2.0%
Expected life	6 years	6 years	6 years
Expected volatility	22.8%	22.8%	23.1%
Expected dividend yield	1.3%	1.4%	1.4%

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

A summary of non-vested PBRSU awards and restricted stock activity is as follows:

		GRANT		GRANT
	PBRSU	DATE FAIR	RSAs AND	DATE FAIR
	AWARDS	VALUE(a)	RSUs	VALUE(a)
December 30, 2010	845,630	$44.70	167,171	$43.54
Granted	572,350	52.96	126,121	51.02
Issued in connection with Nalco merger	857,366	55.62	808,883	55.62
Vested / Earned	(13,360)	55.62	(81,874)	48.71
Canceled	(121,321)	54.07	(3,641)	41.80
December 31, 2011	2,140,665	50.68	1,016,660	53.67
Granted	454,620	68.63	230,193	64.10
Vested / Earned	(285,249)	55.62	(362,926)	53.80
Canceled	(218,764)	53.14	(86,714)	52.03
December 31, 2012	2,091,272	$53.65	797,213	$56.79

(a) Represents weighted average price.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2012	2011	2010
United States	$594.8	$440.0	$497.5
International	417.8	239.6	250.2
Total	$1,012.6	$679.6	$747.7

The provision for income taxes consisted of:

MILLIONS	2012	2011	2010
Federal and state	$141.3	$104.9	$173.5
International	173.2	69.7	74.2
Total current	314.5	174.6	247.7
Federal and state	31.7	25.2	(26.3)
International	(34.9)	16.5	(4.8)
Total deferred	(3.2)	41.7	(31.1)
Provision for income taxes	$311.3	$216.3	$216.6

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2012	2011
Deferred tax assets
Other accrued liabilities	$136.1	$112.4
Loss carryforwards	110.4	112.0
Share-based compensation	71.6	82.5
Pension and other comprehensive income	337.8	346.3
Foreign tax credits	47.6	44.7
Debt fair value adjustment	—	79.4
Other, net	138.9	120.4
Valuation allowance	(86.8)	(73.1)
Total	755.6	824.6
Deferred tax liabilities
Property, plant and equipment basis differences	246.8	289.6
Intangible assets	1,331.4	1,412.1
Unremitted foreign earnings	68.3	98.0
Other, net	30.5	60.9
Total	1,677.0	1,860.6
Net deferred tax liabilities balance	$(921.4)	$(1,036.0)

As of December 31, 2012 the company has tax effected federal, state and international net operating loss carryforwards of approximately $1 million, $14 million and $95 million, respectively, which will be available to offset future taxable income. The state loss carryforwards expire from 2013 to 2032. For the international loss carryforwards, $46 million expire from 2014 to 2022 and $49 million have no expiration.

The company has recorded an $87 million valuation allowance on certain deferred tax assets based on management’s determination that it is more likely than not that the tax benefits will not be utilized. The company’s U.S. foreign tax credit carryforward of $48 million has a ten-year carryforward period and will expire between 2018 and 2023 if not utilized.

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2012	2011	2010
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1	2.0	1.9
Foreign operations	(3.0)	(3.2)	(4.5)
Domestic manufacturing deduction	(2.6)	(2.9)	(2.0)
Change in valuation allowance	—	1.2	—
Nondeductible deal costs	0.5	0.8	—
Audit settlements and refunds	0.1	(0.5)	(1.3)
Other, net	(0.4)	(0.6)	(0.1)
Effective income tax rate	30.7%	31.8%	29.0%

As of December 31, 2012 and 2011, the company has recorded a deferred tax liability of $68 million and $98 million, respectively, on legacy Nalco foreign earnings that the company intends to repatriate. This deferred tax liability originated based on purchase accounting decisions made in connection with the Nalco merger and was the result of an extensive study required to calculate the impact at the purchase date.

U.S. deferred income taxes are not provided on certain other unremitted foreign earnings that are considered permanently reinvested which as of December 31, 2012 and 2011 were approximately $1.4 billion and $1.2 billion, respectively. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes on an ongoing basis that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. federal income tax returns through 2004. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2010 are currently under audit. In addition to the U.S. federal examination, there is limited audit activity in several U.S. state and foreign jurisdictions. The company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The company believes these changes could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $13 million during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/ or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2012, the company recognized a net discrete tax benefit of $9.2 million. The net benefit in 2012 is based largely on benefits related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing the company’s 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates, state and foreign country audit settlements and adjustments.

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

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2012	2011	2010

Balance at beginning of year	$89.5	$66.2	$116.7
Additions based on tax positions related to the current year	7.5	7.3	10.4
Additions for tax positions of prior years	5.0	1.4	0.2
Reductions for tax positions of prior years	(3.4)	(27.0)	(9.1)
Reductions for tax positions due to statute of limitations	(0.8)	(0.8)	(6.8)
Settlements	(8.0)	(8.0)	(44.6)
Assumed in connection with the Nalco merger	7.8	50.1	—
Foreign currency translation	(4.5)	0.3	(0.6)
Balance at end of year	$93.1	$89.5	$66.2

Included in the gross liability for unrecognized tax benefits balance at December 31, 2012 is $91 million of tax positions that, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and accrued interest related to unrecognized tax benefits in the company’s provision for income taxes. During the year ended December 31, 2012 the company accrued approximately $3 million in interest. The company had approximately $11 million and $6 million of interest and penalties accrued at December 31, 2012 and 2011, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. Total rental expense under the company’s operating leases was $183 million in 2012, $130 million in 2011 and $121 million in 2010. As of December 31, 2012, identifiable future minimum payments with non-cancelable terms in excess of one year were:

MILLIONS
2013	$108
2014	84
2015	70
2016	59
2017	49
Thereafter	155
Total	$525

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $46 million in 2013. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $183 million in 2012, $96 million in 2011 and $88 million in 2010.

14. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers’ compensation, general liability (including product liability), automobile claims, health care claims, environmental matters and lawsuits. The company is also subject to various claims and contingencies related to income taxes, which are covered in Note 11. The company also has contractual obligations including lease commitments, which are covered in Note 12.

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

Insurance: In the U.S. the company has high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitation. Globally, the company has high deductible insurance policies for property losses. The company is insured for losses in excess of these deductibles, subject to policy terms and conditions and has recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. The company is self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. The company determines its liabilities for claims on an actuarial basis.

Environmental matters: The company is currently participating in environmental assessments and remediation at 37 locations and environmental liabilities have been accrued reflecting management’s best estimate of future costs. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

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

Matters Related to Wage Hour Claims

The company is a defendant in seven wage hour lawsuits claiming violations of the Fair Labor Standards Act (“FLSA”) or a similar state law. Of the seven suits, two have been certified for class action status, three seek class certification and the remaining two have reached tentative settlements. Doug Ladore v. Ecolab Inc., et al., United States District Court for the Central District of California, case no. CV 11-9386 GAF (FMOx), is a putative wage hour class action brought on behalf of California Pest Elimination employees. The case has been certified for class treatment, and on January 22, 2013, the plaintiffs’ motion for summary judgment was granted and the court found that the class of employees was entitled to overtime pay. On February 22, 2013, pursuant to court ordered mediation, the Company reached a preliminary settlement with the plaintiffs, which remains subject to court approval. The company has established an accrual for the settlement amount, which is not material to its operations or financial position. A second suit, a California state action, has been certified for class treatment of California Institutional employees. Three of the other wage hour suits seek certification of a state class of certain Institutional or Pest Elimination division associates with two of those matters also seeking nationwide certification of alleged FLSA violations in Pest Elimination and Institutional. One suit also seeks certification of a purported class of terminated California employees of any business for alleged violation of statutory obligations regarding payment of accrued vacation upon termination. Tentative settlements have been reached in the remaining two matters, one involving a national class of certain independent contractors in the company’s U.S. Other Services segment, and the other a California class of technicians in the company’s Equipment Care subsidiary (formerly GCS). These cases have been class certified for settlement purposes only. The settlement amounts are not material to the company’s operations or financial position.

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

On May 1, 2010, the President appointed retired U.S. Coast Guard Commandant Admiral Thad Allen to serve as the National Incident Commander in charge of the coordination of the response to the incident at the national level. The EPA directed numerous tests of all the dispersants on the National Contingency Plan Product Schedule, including those provided by Nalco Company, “to ensure decisions about ongoing dispersant use in the Gulf of Mexico are grounded in the best available science.” Nalco Company cooperated with this testing process and continued to supply COREXIT, as requested by BP and government authorities. After review and testing of a number of dispersants, on June 30, 2010, and on August 2, 2010, the EPA released toxicity data for eight oil dispersants.

The use of dispersants by the responding parties was one tool used by the government and BP to avoid and reduce damage to the Gulf area from the spill. Since the spill occurred, the EPA and other federal agencies have closely monitored conditions in areas where dispersant has been applied. Nalco Company has encouraged ongoing monitoring and review of COREXIT and other dispersants and has cooperated fully with the governmental review and approval process. However, in connection with its provision of COREXIT, Nalco Company has been named in several lawsuits as described below.

Putative Class Action Litigation

In June, July and August 2010, in April 2011 and in April 2012, Nalco Company was named, along with other unaffiliated defendants, in nine putative class action complaints filed in either the United States District Court for the Eastern District of Louisiana (Parker, et al. v. Nalco Company, et al., Civil Action No. 2:10-cv-01749-CJB-SS; Harris, et al. v. BP, plc, et al., Civil Action No. 2:10-cv-02078-CJB-SS; Irelan v. BP Products, Inc., et al., Civil Action No. 11-cv-00881; Adams v. Louisiana, et al., Civil Action No. 11-cv-01051; Elrod, et al. v. BP Exploration & Production Inc., et al., 12-cv-00981), the United States District Court for the Southern District of Alabama, Southern Division (Lavigne, et al. v. BP PLC, et al., Civil Action No. 1:10-cv-00222-KD-C; Wright, et al. v. BP, plc, et al., Civil Action No. 1:10-cv-00397-B) or the United States District Court for the Northern District of Florida, Pensacola Division (Walsh, et al. v. BP, PLC, et al., Civil Action No. 3:10-cv-00143- RV-MD; Petitjean, et al. v. BP, plc, et al., Case No. 3:10-cv-00316-RS-EMT) on behalf of various potential classes of persons who live and work in or derive income from the Coastal Zone. The Parker, Lavigne and Walsh cases have since been voluntarily dismissed. Each of the remaining actions contains substantially similar allegations, generally alleging, among other things, negligence relating to the use of our COREXIT dispersant in connection with the Deepwater Horizon oil spill. The plaintiffs in each of these putative class action lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys’ fees and costs.

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

In April 2011, Nalco Company was also named in Best v. British Petroleum plc, et al., Civil Action No. 11-cv-00772 (E.D. La.); Black v. BP Exploration & Production, Inc., et al. Civil Action No. 2:11-cv-867, (E.D. La.); Pearson v. BP Exploration & Production, Inc., Civil Action No. 2:11-cv-863, (E.D. La.); Alexander, et al. v. BP Exploration & Production, et al., Civil Action No. 11-cv-00951 (E.D. La.); and Coco v. BP Products North America, Inc., et al. (E.D. La.)

In October 2011, Nalco Company was also named in Toups, et al. v Nalco Company, et al., No. 59-121 (25th Judicial District Court, Parish

of Plaquemines, Louisiana). In November 2011, Toups was removed to the United States District Court for the Eastern District of Louisiana. In April 2012, Nalco Company was named in Esponge v. BP, P.L.C., et al., Case No. 0166367 (32nd Judicial District Court, Parish of Terrebonne, Louisiana); and Hogan v. British Petroleum Exploration & Production, Inc., et al., Case No. 2012-22995 (District Court, Harris County, Texas). In April 2012, Esponge was removed to the United States District Court for the Eastern District of Louisiana. In May 2012, Hogan was removed to the United States District Court for the Southern District of Texas. In June 2012, the Judicial Panel for Multidistrict Litigation transferred Hogan to the United States District Court for the Eastern District of Louisiana.

The complaint in Esponge generally alleges, among other things, that oil and dispersants have caused and will continue to cause plaintiffs to lose revenue and/or earning capacity. The remaining complaints generally allege, among other things, negligence and injury resulting from the use of COREXIT dispersant in connection with the Deepwater Horizon oil spill. The complaints seek unspecified compensatory and punitive damages, and attorneys’ fees and costs. The Chatman case was voluntarily dismissed.

In January 2012, Nalco Company was named, along with other unaffiliated defendants, in Top Water Charters, LLC v. BP, P.L.C., et al., No. 0165708 (32nd Judicial District Court, Parish of Terrebonne, Louisiana). The complaint generally alleges, among other things, negligence and gross negligence relating to the Deepwater Horizon oil spill and use of chemical dispersants. The plaintiffs allege that the oil and dispersants have harmed their fishing charter businesses and seek unspecified compensatory damages, punitive damages and attorneys’ fees and costs. In February 2012, Top Water Charters was removed to the United States District Court for the Eastern District of Louisiana.

In August and September 2012, Nalco Company was named, along with other unaffiliated defendants, in Doom v. BP Exploration & Production, et al., Case No. 12-cv-2048 (E.D. La.) and Kolian v. BP Exploration & Production, et al., Case No. 12-cv-2338 (E.D. La.). The complaints generally allege, among other things, negligence and strict liability relating to the Deepwater Horizon oil spill and use of chemical dispersants. The complaints seek unspecified compensatory and punitive damages.

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

On May 18, 2012, Nalco filed a motion for summary judgment against the claims in the “B3” Master Complaint, on the grounds that: (i) Plaintiffs’ claims are preempted by the comprehensive oil spill response scheme set forth in the Clean Water Act and National Contingency Plan; and (ii) Nalco is entitled to derivative immunity from suit. On November 28, 2012, the Court granted Nalco’s motion and dismissed with prejudice the claims in the “B3” Master Complaint asserted against Nalco. The Court held that such claims were preempted by the Clean Water Act and National Contingency Plan. Because claims in the “B3” Master Complaint remain pending against other defendants, the Court’s decision is not a “final judgment” for purposes of appeal. Under Federal Rule of Appellate Procedure 4(a), plaintiffs will have 30 days after entry of final judgment to appeal the Court’s decision.

On April 18, 2012, BP and the Plaintiffs’ Steering Committee (“PSC”) for MDL 2179 filed motions for preliminary approval of two proposed class action settlements: (1) a proposed Medical Benefits Class Action Settlement; and (2) a proposed Economic and Property Damages Class Action Settlement. Pursuant to the proposed settlements, class members agree to release claims against BP and other released parties, including Nalco Energy Services, LP, Nalco Holding Company, Nalco Finance Holdings LLC, Nalco Finance Holdings Inc., Nalco Holdings LLC and Nalco Company. Potential class members were permitted to opt-out of the settlements. The opt-out period closed November 1, 2012. The court permitted potential class members to revoke their opt-outs until the date final settlement approval was entered.

On May 2, 2012, the Court preliminarily approved the Medical Benefits Class Action Settlement and Economic and Property Damages Class Action Settlement. A hearing to consider the fairness, reasonableness and adequacy of the proposed settlements took place on November 8, 2012. On December 24, 2012, the Court granted final approval of the Economic and Property Damages Class Action Settlement. On January 11, 2013, the Court granted final approval of the Medical Benefits Class Action Settlement.

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

Other Related Actions

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

In August 2012, Jambon Supplier, L.L.C. and Jambon Marine Holdings, L.L.C. (“Third-Party Plaintiffs”), petitioners-in-limitation in re of Jambon Supplier II, L.L.C., et al., Civil Action No. 12-426 (E.D. La.), filed a third-party complaint against Nalco and other, unaffiliated defendants (collectively, “Third-Party Defendants”). The third-party complaint generally alleges, among other things, that one of Third-Party Plaintiffs’ employees filed a claim against them in the underlying limitation action. In his claim, he alleged that he was exposed to oil and dispersants while working as a crew member aboard Third-Party Plaintiffs’ vessel during the Deepwater Horizon oil spill response. The third-party complaint asserts that if the employee suffered injuries as alleged, the Third-Party Defendants are strictly liable.

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

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

As part of the merger with Nalco, the company assumed sponsorship of the Nalco qualified and non-qualified pension and other postretirement benefit plans. The Nalco U.S. qualified pension plan merged into the Ecolab U.S. qualified pension plan effective December 31, 2012, and certain Nalco employees became eligible to participate in the merged plan.

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $110 million and $94 million at December 31, 2012 and 2011, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31.

Various international subsidiaries also have defined benefit pension plans. International plans are funded based on local country requirements. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

The company provides postretirement health care benefits to certain U.S. employees. The corresponding plans are contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement health care plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits are not significant.

The following table sets forth financial information related to the company’s pension and postretirement health care plans:

	U.S. PENSION(a)		INTERNATIONAL PENSION		U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2012	2011	2012	2011	2012	2011
Accumulated Benefit Obligation, end of year	$1,889.2	$1,683.5	$1,075.2	$896.0	$281.5	$277.3
Projected Benefit Obligation
Projected benefit obligation, beginning of year	1,892.4	1,154.7	978.6	579.4	277.3	159.4
Service cost	50.5	46.7	29.6	23.1	5.1	2.2
Interest	89.3	63.4	48.3	28.2	12.9	9.0
Participant contributions			4.1	3.7	10.0	4.4
Medicare subsidies received					1.9	0.7
Curtailments and settlements			(4.8)	(5.4)
Plan amendments	(24.8)		(8.3)	(3.7)	(1.8)	0.1
Actuarial loss (gain)	173.0	128.9	165.5	(43.0)	0.7	(6.2)
Assumed through acquisitions		537.4	6.9	402.8		121.4
Benefits paid	(75.3)	(38.7)	(35.2)	(26.3)	(24.6)	(13.7)
Foreign currency translation			(4.1)	19.8
Projected benefit obligation, end of year	2,105.1	1,892.4	1,180.6	978.6	281.5	277.3
Plan Assets
Fair value of plan assets, beginning of year	1,352.1	988.9	612.6	318.5	16.6	19.6
Actual returns on plan assets	174.0	7.3	57.3	9.7	1.9	0.2
Company contributions	182.7	104.4	52.5	44.0	19.7	8.2
Participant contributions			4.1	3.7	1.5	2.3
Assumed through acquisitions		290.2		257.6
Settlements			(3.5)	(4.3)
Benefits paid	(75.3)	(38.7)	(35.2)	(26.3)	(24.6)	(13.7)
Foreign currency translation			1.5	9.7
Fair value of plan assets, end of year	1,633.5	1,352.1	689.3	612.6	15.1	16.6
Funded Status, end of year	(471.6)	(540.3)	(491.3)	(366.0)	(266.4)	(260.7)

Amounts recognized in Consolidated Balance Sheet:
Other assets			7.0	22.3
Other current liabilities	(9.8)	(10.6)	(13.1)	(11.4)	(7.4)	(8.0)
Postretirement healthcare and pension benefits	(461.8)	(529.7)	(485.2)	(376.9)	(259.0)	(252.7)
Net liability	(471.6)	(540.3)	(491.3)	(366.0)	(266.4)	(260.7)

Amounts recognized in Accumulated
Other Comprehensive Loss:
Unrecognized net actuarial loss	769.1	690.4	241.3	102.8	12.3	12.9
Unrecognized net prior service costs (benefits)	(54.5)	(33.9)	(7.1)	(2.5)	(1.5)	0.3
Tax benefit	(273.0)	(251.7)	(67.1)	(30.8)	(5.7)	(6.2)
Accumulated other comprehensive loss, net of tax	441.6	404.8	167.1	69.5	5.1	7.0

Change in Accumulated Other Comprehensive Loss:
Amortization of net actuarial loss (gain)	(45.1)	(31.8)	(6.2)	(8.1)	(0.4)	(0.2)
Amortization of prior service costs (benefits)	4.2	4.2	(0.3)	(0.1)	(0.1)	(0.1)
Current period net actuarial loss (gain)	126.2	222.2	143.4	(30.2)	(0.1)	(5.0)
Current period prior service costs (benefits)	(24.8)		(4.3)	(3.7)	(1.8)	0.1
Settlement	(2.4)
Tax expense (benefit)	(21.3)	(72.4)	(36.3)	10.5	0.5	1.9
Foreign currency translation			1.3	6.6
Other comprehensive loss (income)	36.8	122.2	97.6	(25.0)	(1.9)	(3.3)

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2013 are as follows:

	U.S.	INTERNATIONAL	U.S. POSTRETIREMENT
MILLIONS	PENSION (a)	PENSION	HEALTH CARE

Net actuarial loss	$62.3	$11.1	$0.6
Net prior service costs/(benefits)	(6.9)	(0.5)	(0.3)
Total	$55.4	$10.6	$0.3

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of pension plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2012	2011
Aggregate projected benefit obligation	$2,931.8	$2,638.2
Accumulated benefit obligation	2,635.0	2,378.2
Fair value of plan assets	1,972.1	1,727.8

These plans include the U.S. non-qualified pension plans which are not funded, as well as the U.S. qualified pension plan. These plans also include various international pension plans, which are funded consistent with local practices and requirements.

Plan Assets

The fair value hierarchy of plan assets is determined by using a methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market that are accessible at the measurement date for identical assets or liabilities (Level 1). The second category is for values measured using other observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The third category is for fair value measurements based on significant unobservable inputs (Level 3).

Cash, and certain equity securities and fixed income (Level 1): Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

Real estate, insurance contracts, and certain equity securities and fixed income (Level 2): Valued based on inputs other than quoted prices that are observable for the securities.

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

United States

The allocation and fair value of the company’s U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS
DECEMBER 31 (%)	2012	2011	2012	2011
Equity securities:
Large cap equity	34%	34%	36%	38%
Small cap equity	9	9	10	10
International equity	13	13	14	12
Fixed income:
Core fixed income	18	22	19	22
High-yield bonds	5	2	5	2
Emerging markets	2	—	2	—
Other:
Real estate	4	4	3	4
Hedge funds	9	10	8	9
Private equity	6	6	3	3
Total	100%	100%	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$8.8			$8.8
Equity securities:
Large cap equity	594.2			594.2
Small cap equity	159.9			159.9
International equity	223.7			223.7
Fixed income:
Core fixed income	308.9			308.9
High-yield bonds	81.8			81.8
Emerging markets	32.6			32.6
Other:
Real estate		$55.5		55.5
Hedge funds			$134.6	134.6
Private equity			48.2	48.2
Other		0.4		0.4
Total	$1,409.9	$55.9	$182.8	$1,648.6

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity securities:
Large cap equity	$525.1			525.1
Small cap equity	131.0			131.0
International equity	161.8			161.8
Fixed income:
Core fixed income	303.5			303.5
High-yield bonds	21.0			21.0
Emerging markets	6.1			6.1
Other:
Real estate		$49.4		49.4
Hedge funds			$127.1	127.1
Private equity			41.5	41.5
Other	1.7	0.5		2.2
Total	$1,150.2	$49.9	$168.6	$1,368.7

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Balance at December 31, 2010	$55.4	$10.6
Assumed through Nalco merger	25.9	21.0
Unrealized gains (losses)	(0.9)	2.7
Purchases, sales and settlements, net	46.7	7.2
Transfers in and/or out	—	—
Balance at December 31, 2011	$127.1	$41.5
Unrealized gains	7.5	1.0
Realized gains	—	3.3
Purchases, sales and settlements, net	—	2.4
Transfers in and/or out	—	—
Balance at December 31, 2012	$134.6	$48.2

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

International

The allocation of plan assets and fair value of the company’s international plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS
	2012	2011
DECEMBER 31 (%)
Cash	1%	1%
Equity securities:
International equity	42	41
Fixed income:
Corporate bonds	23	22
Government bonds	18	20
Total fixed income	41	42
Other:
Insurance contracts	14	15
Real estate	2	1
Other	—	—
Total	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$8.0			$8.0
Equity securities:
International equity		$288.8		288.8
Fixed income:
Corporate bonds	5.2	150.7		155.9
Government bonds	8.1	117.4		125.5
Other:
Insurance contracts		96.4		96.4
Real estate		10.7		10.7
Other	0.5	3.5		4.0
Total	$21.8	$667.5		$689.3

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$6.7			$6.7
Equity securities:
International equity		$248.0		248.0
Fixed income:
Corporate bonds	10.9	126.1		137.0
Government bonds	17.1	102.3		119.4
Other:
Insurance contracts		92.5		92.5
Real estate		9.0		9.0
Total	$34.7	$577.9		$612.6

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no investments that are level 3 in its international plan assets. The company has no significant concentration of risk in its international plan assets. During fiscal year 2012, the company reviewed the hierarchy classification of international pension assets. The company determined certain investments previously classified as level 1 assets had valuation characteristics more consistent with level 2 assets. These investments are primarily funds invested in traded securities. The 2011 hierarchy classification of these investments has been revised to correct the presentation. There were no transfers from level 1 or 2 to level 3 during the fiscal years ended December 31, 2012 and 2011.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations are as follows:

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
MILLIONS	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost - employee benefits earned during the year	$50.5	$46.7	$50.6	$29.6	$23.1	$18.9	$5.1	$2.2	$2.0
Interest cost on benefit obligation	89.3	63.4	62.6	48.3	28.2	26.7	12.9	9.0	8.8
Expected return on plan assets	(127.1)	(100.6)	(90.1)	(42.3)	(22.5)	(17.0)	(1.2)	(1.4)	(1.5)
Recognition of net actuarial loss	45.1	31.8	24.7	3.9	5.7	4.0	0.4	0.2	0.2
Amortization of prior service cost (benefit)	(4.2)	(4.2)	0.5	0.2	0.1	0.4	0.1	0.1	(0.4)
Settlements/Curtailments	2.4	—	0.3	1.6	1.3	0.1	—	—	—
Total expense	$56.0	$37.1	$48.6	$41.3	$35.9	$33.1	$17.3	$10.1	$9.1

(a) Includes qualified and non-qualified plans

Plan Assumptions

	U.S. PENSION(a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE
PERCENT	2012	2011	2010	2012	2011	2010	2012	2011	2010
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	4.14%	4.86%	5.41%	4.04%	5.02%	4.62%	3.95%	4.80%	5.41%
Projected salary increase	4.32	4.08	4.32	2.74	2.98	3.40
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	4.85	5.23	5.84	5.66	4.26	5.21	4.80	5.34	5.84
Expected return on plan assets	8.25	8.44	8.50	6.87	6.37	6.22	8.25	8.50	8.50
Projected salary increase	4.08	4.07	4.32	3.59	3.62	3.38

(a) Includes qualified and non-qualified plans

The discount rate assumptions for the U.S. plans are developed using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturities ranging from six months to thirty years. A discount rate is estimated for the U.S. plans and is based on the durations of the underlying plans.

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

For postretirement benefit measurement purposes as of December 31, 2012, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5%. The rates were assumed to decrease each year until they reach 5% in 2019 and remain at those levels thereafter. Health care costs for certain employees which are eligible for subsidy by the company are limited by a cap on the subsidy.

Assumed health care cost trend rates have an effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE
Effect on total of service and interest cost components	$(0.1)	$0.1
Effect on postretirement benefit obligation	2.3	(2.9)

Multiemployer Plan

The company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers certain of its union-represented employees. Participation in the multiemployer pension plan is not considered significant to the company as a whole. The risks of participating in a multiemployer plan are different from single-employer pension plans such that assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The company contributed $0.5 million during 2012, $0.4 million during 2011 and $0.5 million during 2010 to its multiemployer defined benefit pension plan. If the company chooses to stop participating in the multiemployer plan, the company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. During the fourth quarter of 2012 the company determined that a withdrawal from the multiemployer plan was probable and recorded an estimated liability of $4.7 million.

Cash Flows

As of year-end 2012, the company’s estimate of benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE SUBSIDY
MILLIONS	ALL PLANS	RECEIPTS
2013	$169	$2
2014	170	2
2015	171	—
2016	184	—
2017	200	—
2018-2022	1,075	—

Depending on plan funding levels, the U.S. defined benefit qualified pension plan provides certain terminating participants with an option to receive their pension benefits in the form of lump sum payments. This option resulted in a settlement charge of $2.4 million, recorded in special (gains) and charges in the fourth quarter of 2012.

The company is currently in compliance with all funding requirements of its U.S. pension and postretirement health care plans.

Based on plan asset values as of December 31, 2011, the company was required to make contributions of $38 million to its Nalco U.S. pension plan during 2012. During 2012, a total of $180 million was funded to the Nalco U.S. pension plan. In the first quarter of 2011, the company made a $100 million voluntary contribution to its Ecolab U.S. pension plan.

The company’s funding policy for the U.S. pension plan is to maintain an asset balance that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan, ESOP and Profit Sharing

Legacy Ecolab

The company provides a 401(k) savings plan for substantially all legacy Ecolab U.S. employees. A new plan benefiting active employees accruing a final average pay or legacy cash balance pension benefit was spun off from the Ecolab 401(k) plan as of January 1, 2013. Under this plan, employee 401(k) contributions of up to 3% of eligible compensation are matched 100% by the company and employee 401(k) contributions over 3% and up to 5% of eligible compensation are matched 50% by the company. All other active legacy Ecolab U.S. employees remain in the Ecolab 401(k) plan but will receive a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation. The company’s matching contributions are 100% vested immediately. The company’s matching contribution expense amounted to $26 million in 2012, $24 million in 2011 and $23 million in 2010.

Legacy Nalco

The company sponsors a defined contribution profit sharing and savings plan for most legacy Nalco U.S. employees. Under the legacy Nalco plan, annual profit sharing contributions are made to the accounts of participating employees that vary based on the company’s financial performance. Profit sharing and 401(k) matching contribution expenses during 2012 were $13 million and $17 million, respectively. Profit sharing and 401(k) matching contribution expenses from December 1, 2011 through the end of 2011 were $2 million and $1 million, respectively. The company had a payable to the plan of $14 million at December 31, 2012, primarily related to profit sharing, which will be paid during 2013.

Profit sharing contributions will no longer be made for plan years after December 31, 2012. Prior to January 1, 2013, the legacy Nalco plan provided for matching contributions of up to 4% of eligible compensation for employees who elect to contribute to 401(k) accounts. Beginning January 1, 2013, eligible legacy Nalco employees will receive a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation.

16. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Effective with the Nalco merger, the company added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as additional reportable segments to the merged company’s reporting structure.

Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively. With the exception of the water treatment related business change discussed below, the underlying structure of the Global Water, Global Paper and Global Energy segments remains the same as 2011.

Beginning in the first quarter of 2012, the International reportable segment was renamed as the International Cleaning, Sanitizing & Other Services reportable segment. With the exception of the water treatment related business change discussed below, the underlying structure of the International Cleaning, Sanitizing & Other Services segment remains the same as 2011.

Beginning in the first quarter of 2012, due to changes in how the company internally manages and reports results within its legacy Ecolab Food & Beverage and Asia Pacific operating units, certain water treatment related businesses were moved from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment. The movement of these businesses did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

The profitability of the company’s operating units is evaluated by management based on operating income. The company has no intersegment revenues. The company’s fourteen operating units are aggregated into six reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services, International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy.

U.S. Cleaning & Sanitizing - This reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Healthcare and Textile Care operating units. Prior to its disposition in the fourth quarter of 2012, the Vehicle Care operating unit was also part of U.S. Cleaning & Sanitizing reportable segment. These operating units exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

U.S. Other Services - This reportable segment includes all other U.S. operations of the legacy Ecolab company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and Equipment Care operating units, respectively. These two operating units are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company’s U.S. Cleaning & Sanitizing reportable segment. These operating units are combined and disclosed as an “all other” category.

International Cleaning, Sanitizing & Other Services - This reportable segment includes four regional operating units from the legacy Ecolab company: EMEA, Asia Pacific, Latin America and Canada. These operating units provide cleaning and sanitizing products as well as pest elimination service. Legacy Ecolab International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

Global Water - This reportable segment utilizes technologically advanced solutions, chemical products and equipment to provide integrated global water treatment and process improvement offerings for industrial and institutional markets.

Global Paper - This reportable segment serves the process chemicals and water treatment needs of the global pulp and paper industry through the use of technologically advanced solutions, chemical products and equipment.

Global Energy - This reportable segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Corporate - Consistent with the company’s internal management reporting, the Corporate segment includes amortization specifically from the Nalco merger intangible assets, merger integration costs and investments the company is making in business systems and structure. The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income.

Operating Segment Information

The company evaluates the performance of its international operations within its International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy reportable segments based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2.

The following tables present net sales and operating income (loss) by reportable segment.

	Net Sales			Operating Income (Loss)
MILLIONS	2012	2011	2010	2012	2011	2010

U.S. Cleaning & Sanitizing	$2,992.9	$2,930.3	$2,721.9	$651.4	$556.7	$513.9
U.S. Other Services	474.6	457.1	448.5	70.8	69.7	71.4
Int’l Cleaning, Sanitizing & Other Services	3,175.8	3,075.1	2,899.4	340.8	285.8	254.5
Global Water	2,087.4	67.2	—	235.9	11.0	—
Global Paper	805.4	33.9	—	86.3	6.2	—
Global Energy	2,268.0	92.3	—	360.1	17.7	—
Corporate	—	(29.6)	—	(459.9)	(211.6)	(30.5)
Subtotal at fixed currency	11,804.1	6,626.3	6,069.8	1,285.4	735.5	809.3
Effect of foreign currency translation	34.6	172.2	19.9	3.9	18.3	(2.5)
Consolidated	$11,838.7	$6,798.5	$6,089.7	$1,289.3	$753.8	$806.8

The following tables present the company’s depreciation and amortization, capital expenditures (including capitalized software expenditures) and total assets by reportable segment. The Global Water, Global Paper and Global Energy amounts are presented in total as discretely identifiable amounts by reportable segment are not identifiable and are not produced internally. Corporate assets are principally cash and cash equivalents and deferred taxes. All amounts presented are measured in public exchange rates.

				Capital Expenditures
	Depreciation & Amortization			(Including Capitalized Software)			Total Assets
(MILLIONS)	2012	2011	2010	2012	2011	2010	2012	2011
U.S. Cleaning & Sanitizing	$202.7	$199.8	$184.3	$214.2	$163.4	$148.7	$2,146.0	$2,270.7
U.S. Other Services	5.4	5.3	5.4	8.1	4.5	2.5	162.2	154.2
Int’l Cleaning, Sanitizing & Other Services	167.9	174.0	158.2	168.5	176.3	146.5	2,634.6	2,607.9
Global Water, Paper & Energy	154.8	5.6	—	216.7	21.8	—	11,215.4	11,082.4
Corporate	183.7	11.0	—	—	—	—	1,414.1	2,069.5
Consolidated	$714.5	$395.7	$347.9	$607.5	$366.0	$297.7	$17,572.3	$18,184.7

The company had two classes of products within its U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services operations which comprised 10% or more of consolidated net sales in any of the last three years. Sales of warewashing products were approximately 11% of consolidated net sales in 2012, approximately 18% of consolidated net sales in 2011, and approximately 19% in 2010. Sales of laundry products were approximately 10% of consolidated net sales in 2011 and 2010.

The vast majority of the company’s revenue is driven by the sale of its chemical products, with any corresponding service considered incidental to the product sale. The company has two operating segments (Pest Elimination and Equipment Care) within which the underlying revenue driver is fee for service as opposed to chemical products. Total service revenue at public exchange rates for the Pest Elimination and Equipment Care operating units within the company’s operating segments is shown below. All other service based revenue is insignificant.

	Service Revenue
(MILLIONS)	2012	2011	2010

U.S. Other Services	$401.1	$384.5	$379.0
International Cleaning, Sanitizing & Other Services	212.1	202.4	183.0

Geographic Information

Net sales and long-lived assets at public exchange rates by geographic region are as follows:

	Net Sales			Long-Lived Assets, net
(MILLIONS)	2012	2011	2010	2012	2011

United States	$5,865.3	$3,551.2	$3,170.4	$7,100.3	$7,202.8
EMEA	3,027.9	1,955.5	1,843.2	1,908.4	1,990.6
Asia Pacific	1,586.8	721.4	575.7	2,377.1	2,339.6
Latin America	849.7	321.2	272.5	714.3	687.4
Canada	509.0	249.2	227.9	580.2	568.3
Consolidated	$11,838.7	$6,798.5	$6,089.7	$12,680.3	$12,788.7

Net sales by geographic region were determined based on origin of sale. Geographic data for long-lived assets is based on physical location of those assets.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST	SECOND	THIRD	FOURTH
MILLIONS, EXCEPT PER SHARE	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2012
Net sales	$2,810.9	$2,958.7	$3,023.3	$3,045.8	$11,838.7
Cost of sales (including special charges of $76.0, $3.1, $3.2 and $11.6 in Q1, Q2, Q3 and Q4, respectively)	1,614.0	1,608.9	1,616.4	1,644.2	6,483.5
Selling, general and administrative expenses	989.7	981.7	977.7	971.1	3,920.2
Special (gains) and charges	41.4	41.6	28.0	34.7	145.7
Operating income	165.8	326.5	401.2	395.8	1,289.3
Interest expense, net (including special charges of $18.2 and $1.1 in Q1 and Q4, respectively)	86.1	63.9	64.2	62.5	276.7
Income before income taxes	79.7	262.6	337.0	333.3	1,012.6
Provision for income taxes	35.6	79.2	97.7	98.8	311.3
Net income including noncontrolling interest	44.1	183.4	239.3	234.5	701.3
Less: Net income attributable to noncontrolling interest (including special charges of $4.5 in Q1)	(5.6)	(1.1)	1.3	3.1	(2.3)
Net income attributable to Ecolab	$49.7	$184.5	$238.0	$231.4	$703.6
Earnings attributable to Ecolab per common share
Basic	$0.17	$0.63	$0.81	$0.79	$2.41
Diluted	$0.17	$0.62	$0.80	$0.77	$2.35
Weighted-average common shares outstanding
Basic	291.5	291.9	292.7	293.8	292.5
Diluted	297.9	298.2	298.6	299.9	298.9
2011
Net sales (including special charges of $29.6 in Q4)	$1,518.3	$1,698.8	$1,736.1	$1,845.3	$6,798.5
Cost of sales (including special charges of $0.8, $4.5 and $3.6 in Q1, Q3 and Q4, respectively)	770.4	860.8	877.9	966.5	3,475.6
Selling, general and administrative expenses	581.6	609.6	595.3	651.6	2,438.1
Special (gains) and charges	14.6	30.1	23.3	63.0	131.0
Operating income	151.7	198.3	239.6	164.2	753.8
Interest expense, net (including special charges of $1.5 in Q4)	13.5	13.1	13.2	34.4	74.2
Income before income taxes	138.2	185.2	226.4	129.8	679.6
Provision for income taxes	44.4	59.0	71.9	41.0	216.3
Net income including noncontrolling interest	93.8	126.2	154.5	88.8	463.3
Less: Net income attributable to noncontrolling interest	0.2	0.3	0.2	0.1	0.8
Net income attributable to Ecolab	$93.6	$125.9	$154.3	$88.7	$462.5
Earnings attributable to Ecolab per common share
Basic	$0.40	$0.54	$0.67	$0.35	$1.95
Diluted	$0.40	$0.53	$0.65	$0.34	$1.91
Weighted-average common shares outstanding
Basic	232.0	231.6	231.9	252.2	236.9
Diluted	235.9	236.1	236.1	257.5	242.1

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

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains internal control over financial reporting. The Audit Committee recommends to the Board of Directors the appointment of the company’s independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control — Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2012.

On December 1, 2011, Nalco Holding Company merged into a wholly-owned subsidiary of the company. See Note 4 to the Consolidated Financial Statements for additional information. The legacy Nalco businesses have been included in management’s assessment of internal controls over financial reporting as of December 31, 2012.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2012 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Daniel J. Schmechel
Chairman and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Minneapolis, Minnesota February 26, 2013

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2012	2011	2010	2009
OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$5,865.3	$3,551.2	$3,170.4	$3,112.7
International (at average rates of currency exchange)	5,973.4	3,247.3	2,919.3	2,787.9
Total	11,838.7	6,798.5	6,089.7	5,900.6
Cost of sales (including special (gains) and charges(2))	6,483.5	3,475.6	3,013.8	2,978.0
Selling, general and administrative expenses	3,920.2	2,438.1	2,261.6	2,174.2
Special (gains) and charges	145.7	131.0	7.5	67.1
Operating income	1,289.3	753.8	806.8	681.3
Gain on sale of equity investment
Interest expense, net (including special (gains) and charges(3))	276.7	74.2	59.1	61.2
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	1,012.6	679.6	747.7	620.1
Provision for income taxes	311.3	216.3	216.6	201.4
Income from continuing operations	701.3	463.3	531.1	418.7
Gain from discontinued operations
Changes in accounting principle
Net income including noncontrolling interest	701.3	463.3	531.1	418.7
Less: Net income attributable to noncontrolling interest (including special (gains) and charges(4))	(2.3)	0.8	0.8	1.4
Net income attributable to Ecolab	$703.6	$462.5	$530.3	$417.3
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$2.35	$1.91	$2.23	$1.74
Diluted - net income	2.35	1.91	2.23	1.74
Earnings per share, as adjusted (Non-GAAP)(5)
Diluted - continuing operations	2.98	2.54	2.23	1.99
Diluted - net income	$2.98	$2.54	$2.23	$1.99
Weighted-average common shares outstanding - basic	292.5	236.9	233.4	236.7
Weighted-average common shares outstanding - diluted	298.9	242.1	237.6	239.9
SELECTED INCOME STATEMENT RATIOS
Gross profit	45.2%	48.9%	50.5%	49.5%
Selling, general and administrative expenses	33.1	35.9	37.1	36.8
Operating income	10.9	11.1	13.2	11.5
Income from continuing operations before income taxes	8.6	10.0	12.3	10.5
Income from continuing operations	5.9	6.8	8.7	7.1
Effective income tax rate	30.7%	31.8%	29.0%	32.5%
FINANCIAL POSITION
Current assets	$4,892.0	$5,396.0	$1,869.9	$1,814.2
Property, plant and equipment, net	2,409.1	2,295.4	1,148.3	1,176.2
Goodwill, intangible and other assets	10,271.2	10,493.3	1,854.0	2,030.5
Total assets	$17,572.3	$18,184.7	$4,872.2	$5,020.9
Current liabilities	$3,052.7	$3,166.3	$1,324.8	$1,250.2
Long-term debt	5,736.1	6,613.2	656.4	868.8
Postretirement health care and pension benefits	1,220.5	1,173.4	565.8	603.7
Other liabilities	1,402.9	1,490.7	192.2	288.6
Total liabilities	11,412.2	12,443.6	2,739.2	3,011.3
Ecolab shareholders’ equity	6,077.0	5,666.7	2,129.2	2,000.9
Noncontrolling interest	83.1	74.4	3.8	8.7
Total equity	6,160.1	5,741.1	2,133.0	2,009.6
Total liabilities and equity	$17,572.3	$18,184.7	$4,872.2	$5,020.9
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$1,203.0	$685.5	$950.4	$695.0
Depreciation and amortization	714.5	395.7	347.9	334.3
Capital expenditures	574.5	341.7	260.5	252.5
Cash dividends declared per common share	$0.8300	$0.7250	$0.6400	$0.5750
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$6,541.9	$7,636.2	$845.6	$967.3
Total debt to capitalization	51.5%	57.1%	28.4%	32.5%
Book value per common share	$20.62	$19.41	$9.16	$8.46
Return on beginning equity	12.2%	21.7%	26.5%	26.6%
Dividends per share/diluted earnings per common share	35.3%	38.0%	28.7%	33.1%
Net interest coverage	4.7	10.2	13.7	11.1
Year end market capitalization	$21,190.5	$16,879.0	$11,723.3	$10,547.4
Annual common stock price range	$72.79-57.44	$58.13-43.81	$52.46-40.66	$47.88-29.27
Number of employees	40,860	40,200	26,494	25,931

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2008	2007	2006	2005	2004	2003	2002
OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$3,130.1	$2,801.3	$2,562.8	$2,327.4	$2,135.7	$2,014.8	$1,923.5
International (at average rates of currency exchange)	3,007.4	2,668.3	2,333.0	2,207.4	2,049.3	1,747.0	1,480.1
Total	6,137.5	5,469.6	4,895.8	4,534.8	4,185.0	3,761.8	3,403.6
Cost of sales (including special (gains) and charges(2))	3,141.6	2,691.7	2,416.1	2,248.8	2,033.5	1,846.6	1,688.7
Selling, general and administrative expenses	2,257.2	2,089.2	1,866.7	1,743.0	1,656.1	1,458.7	1,302.9
Special (gains) and charges	25.9	19.7			4.5	0.4	37.0
Operating income	712.8	669.0	613.0	543.0	490.9	456.1	375.0
Gain on sale of equity investment						11.1
Interest expense, net (Including special (gains) and charges(3))	61.6	51.0	44.4	44.2	45.3	45.3	43.9
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	651.2	618.0	568.6	498.8	445.6	421.9	331.1
Provision for income taxes	202.8	189.1	198.6	178.7	161.9	160.2	131.3
Income from continuing operations	448.4	428.9	370.0	320.1	283.7	261.7	199.8
Gain from discontinued operations							1.9
Changes in accounting principle							(4.0)
Net income including noncontrolling interest	448.4	428.9	370.0	320.1	283.7	261.7	197.7
Less: Net income attributable to noncontrolling interest(4)	0.3	1.7	1.4	0.6	1.0	1.1	1.4
Net income attributable to Ecolab	$448.1	$427.2	$368.6	$319.5	$282.7	$260.6	$196.3
Earnings per share, as reported (GAAP)
Diluted - continuing operations	$1.80	$1.70	$1.43	$1.23	$1.09	$0.99	$0.76
Diluted - net income	1.80	1.70	1.43	1.23	1.09	0.99	0.75
Earnings per share, as adjusted (Non-GAAP)(5)
Diluted - continuing operations	1.86	1.66	1.43	1.24	1.09	0.96	0.88
Diluted - net income	$1.86	$1.66	$1.43	$1.24	$1.09	$0.96	$0.87
Weighted-average common shares outstanding - basic	245.4	246.8	252.1	255.7	257.6	259.5	258.2
Weighted-average common shares outstanding - diluted	249.3	251.8	257.1	260.1	260.4	262.7	261.6
SELECTED INCOME STATEMENT RATIOS
Gross profit	48.8%	50.8%	50.7%	50.4%	51.4%	50.9%	50.4%
Selling, general and administrative expenses	36.8	38.2	38.1	38.4	39.6	38.8	38.3
Operating income	11.6	12.2	12.5	12.0	11.7	12.1	11.0
Income from continuing operations before income taxes	10.6	11.3	11.6	11.0	10.6	11.2	9.7
Income from continuing operations	7.3	7.8	7.6	7.1	6.8	7.0	5.9
Effective income tax rate	31.1%	30.6%	34.9%	35.8%	36.3%	38.0%	39.7%
FINANCIAL POSITION
Current assets	$1,691.1	$1,717.3	$1,853.6	$1,421.7	$1,279.1	$1,150.3	$1,015.9
Property, plant and equipment, net	1,135.2	1,083.4	951.6	868.0	867.0	769.1	716.1
Goodwill, intangible and other assets	1,930.6	1,922.1	1,614.2	1,506.9	1,570.1	1,309.5	1,133.9
Total assets	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9
Current liabilities	$1,441.9	$1,518.3	$1,502.8	$1,119.4	$939.6	$851.9	$853.8
Long-term debt	799.3	599.9	557.1	519.4	645.5	604.4	539.7
Postretirement health care and pension benefits	680.2	418.5	420.2	302.0	270.9	249.9	207.6
Other liabilities	256.5	243.2	252.7	201.7	257.3	195.9	140.5
Total liabilities	3,177.9	2,779.9	2,732.9	2,142.5	2,113.3	1,902.1	1,741.6
Ecolab shareholders’ equity	1,571.6	1,935.7	1,680.2	1,649.2	1,598.1	1,321.1	1,119.8
Noncontrolling interest	7.4	7.2	6.4	4.9	4.8	5.7	4.5
Total equity	1,579.0	1,942.9	1,686.6	1,654.1	1,602.9	1,326.8	1,124.3
Total liabilities and equity	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9	$2,865.9
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$753.2	$797.6	$627.6	$590.1	$570.9	$523.9	$412.7
Depreciation and amortization	334.7	291.9	268.6	256.9	247.0	228.1	220.6
Capital expenditures	326.7	306.5	287.9	268.8	275.9	212.0	212.8
Cash dividends declared per common share	$0.5300	$0.4750	$0.4150	$0.3625	$0.3275	$0.2975	$0.2750
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$1,138.2	$1,003.4	$1,066.1	$746.3	$701.6	$674.6	$699.8
Total debt to capitalization	41.9%	34.1%	38.7%	31.1%	30.4%	33.7%	38.4%
Book value per common share	$6.65	$7.84	$6.69	$6.49	$6.21	$5.13	$4.31
Return on beginning equity	23.1%	25.4%	22.4%	20.0%	21.4%	23.3%	21.9%
Dividends per share/diluted earnings per common share	29.4%	27.9%	29.0%	29.5%	30.0%	30.1%	36.7%
Net interest coverage	11.6	13.1	13.8	12.3	10.8	10.1	8.5
Year end market capitalization	$8,301.7	$12,639.9	$11,360.4	$9,217.8	$9,047.5	$7,045.5	$6,432.0
Annual common stock price range	$52.35-29.56	$53.78-37.01	$46.40-33.64	$37.15-30.68	$35.59-26.12	$27.92-23.08	$25.20-18.27
Number of employees	26,568	26,052	23,130	22,404	21,338	20,826	20,417

On December 1, 2011, the company completed its merger with Nalco, which significantly impacts the comparability of certain 2012 and 2011 financial data against prior years. Results for 2004 through 2000 have been restated to reflect the effect of retroactive application of ASC 718 Compensation - Stock Compensation. (1)U.S. Net sales includes special charges of $29.6 in 2011. (2)Cost of sales includes special charges of $93.9 in 2012, $8.9 in 2011, $12.6 in 2009, ($0.1) in 2004, ($0.1) in 2003 and $9.0 in 2002. (3)Interest expense, net includes special charges of $19.3 in 2012 and $1.5 in 2011. (4)Net income attributable to noncontrolling interest includes special charges of $4.5 in 2012. (5)Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special (gains) and charges, discrete tax items and for 2011, post merger legacy Nalco activity. All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.