Form 10-K, Exhibit 13
period 2013-12-31
ECOLAB INC
filed 2014-02-28
CIK 31462

Exhibit (13.1)

Management’s Discussion & Analysis

The following management discussion and analysis (“MD&A”) provides information that management believes is useful in understanding the operating results, cash flows and financial condition of Ecolab Inc. (“Ecolab”, “the company”, “we” or “our”). The discussion should be read in conjunction with the consolidated financial information and related notes included in this Annual Report and the unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2011 and corresponding footnotes (the “2011 Merger Pro Formas”) included as a part of Exhibit 99.1 to our Current Report on Form 8-K filed on April 27, 2012. The 2011 Merger Pro Formas are incorporated herein by reference.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This discussion contains various “Non-GAAP Financial Measures” and various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures, Forward-Looking Statements and Risk Factors found on pages 29 and 30.

Comparability of Results

Fixed Currency Foreign Exchange Rates

We evaluate the performance of our international operations based on fixed currency exchange rates, which eliminate the impact of exchange rate fluctuations on our international operations. Fixed currency amounts are updated annually based on translation into U.S. dollars at foreign currency exchange rates established by management at the beginning of 2013, with all periods presented using such rates.

Impact of Acquisitions and Divestitures

On April 10, 2013, we completed our acquisition of privately held Champion Technologies and its related company Corsicana Technologies (collectively “Champion”). The business became part of our Global Energy reportable segment in the second quarter of 2013. The pro forma impact of the Champion acquisition was not material to our consolidated financial statements; therefore, pro forma information is not presented.

Our historical practice for providing growth rates adjusted for immaterial acquisitions and divestitures has generally been to exclude the results of the acquired business from the first twelve months post acquisition and exclude the results of the divested business from the twelve months prior to divestiture. Champion is an exception. Due to the rapid pace at which the business is being fully integrated within our Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is not readily available post acquisition. As such, to allow for the most meaningful period-over-period comparison, specific to the Champion transaction, Champion’s results for 2012 and the period prior to acquisition in 2013 have been included for purposes of providing acquisition adjusted growth rates. Throughout this MD&A, reference to “acquisition adjusted” growth rates follows the above methodology.

Reportable Segments

On December 1, 2011, Nalco Holding Company (“Nalco”) merged into a wholly-owned subsidiary of Ecolab Inc., creating the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments.

Effective in the first quarter of 2013, we changed our reportable segments due to a change in our underlying organizational model designed to support the business following the Nalco merger and facilitate global growth. We did not operate under the realigned segment structure prior to 2013. As a result of the change, our new segment structure focuses on global businesses, with our ten operating units, which are also operating segments, aggregated into four reportable segments as follows:

• Global Industrial consists of the Global Water, Global Food & Beverage, Global Paper and Global Textile Care operating units.

• Global Institutional consists of the Global Institutional, Global Specialty and Global Healthcare operating units.

• Global Energy consists of the Global Energy operating unit.

• Other consists of the Global Pest Elimination and Equipment Care operating units.

For periods prior to its disposition in December 2012, the Vehicle Care operating unit was included within the Other reportable segment within the realigned reportable segment structure.

All segment comparisons and discussions, including against 2011 pro forma data as discussed further below, throughout this MD&A are based on the segment structure implemented in the first quarter of 2013.

During the third quarter of 2013, we made a change to the way we measure and report certain segments’ operating income, with intangible asset amortization specific to the Champion transaction moving to the Global Energy reportable segment from the Corporate segment. To provide meaningful comparisons, this change was made retroactively, resulting in $14.0 million of amortization expense moving to the Global Energy reportable segment from the Corporate segment for the second quarter of 2013. No other segments were impacted by this change.

2011 Pro Forma Information

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

The 2011 Merger Pro Formas are based on the historical consolidated financial statements and accompanying notes of both Ecolab and Nalco, and were prepared to illustrate the effects of our merger with Nalco, assuming the merger had been consummated on January 1, 2010.

The unaudited 2011 adjusted pro forma results exclude special (gains) and charges items that are unusual in nature and significant in amount. The exclusion of such items helps provide a better understanding of underlying business performance. The unaudited pro forma and adjusted pro forma results are not necessarily indicative of the results of operations that would have actually occurred had the merger been completed as of the date indicated, nor are they indicative of future operating results of the combined company.

Reported data for both 2012 and 2011 and comparison against applicable unaudited pro forma data for 2011 included within this MD&A are shown in the following tables. Reconciliations of reported, pro forma, adjusted and pro forma adjusted amounts are provided on pages 16-21 of this MD&A.

Selected Statement of Income Data

	REPORTED	REPORTED	PRO FORMA
MILLIONS	2012	2011	2011
Net sales	$11,838.7	$6,798.5	$11,283.9
Cost of sales	6,483.5	3,475.6	6,126.4
Selling, general and administrative expenses	3,920.2	2,438.1	3,920.6
Special (gains) and charges	145.7	131.0	(19.8)
Operating income	$1,289.3	$753.8	$1,256.7

Special (Gains) and Charges

	REPORTED	REPORTED	PRO FORMA
MILLIONS	2012	2011	2011
Net sales
Customer agreement modification	$–	$29.6	$29.6
Cost of sales
Restructuring charges	22.7	5.3	5.3
Recognition of Nalco inventory fair value step-up	71.2	3.6	3.6
Subtotal	93.9	8.9	8.9
Special (gains) and charges
Restructuring charges	116.6	69.0	77.9
Champion acquisition costs	18.3	–	–
Nalco merger and integration costs	70.9	57.7	34.0
Gain on sales of businesses, litigation related charges and other	(60.1)	4.3	(131.7)
Subtotal	145.7	131.0	(19.8)
Total special (gains) and charges within operating expense	$239.6	$169.5	$18.7

In order to provide the most meaningful 2011 results of operations for statement of income data below operating income, such results have been presented excluding the 2011 post merger Nalco activity.

EXECUTIVE SUMMARY

Ecolab significantly outpaced continued mixed conditions in our global end markets to deliver very strong double-digit adjusted earnings growth in 2013. Importantly, we also continued to make key investments in growth drivers for the future and achieved another year of outstanding shareholder returns.

We realized solid fixed currency organic sales growth as our teams emphasized our innovative product and program strengths to help customers obtain better results and lower costs, and through these, we drove new account gains across our customer segments. We continued to implement appropriate price increases to help offset higher delivered product costs and investments in our business. We also leveraged cost efficiencies and merger and acquisition synergies to deliver the strong earnings gain.

Further strengthening our business, on April 10, 2013, we closed our acquisition of Champion, a Houston, Texas-based global energy specialty products and services company. Sales of the acquired business were approximately $1.3 billion in 2012.

Through these focused actions, we once again delivered outstanding results for our shareholders in 2013 while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Sales: Reported sales increased 12% to $13.3 billion in 2013 from $11.8 billion in 2012. Sales were negatively impacted by unfavorable foreign currency exchange compared to the prior year. When measured in fixed rates of foreign currency exchange, sales increased 13% compared to the prior year. The close of the Champion  transaction positively impacted sales growth in 2013, as acquisition adjusted fixed currency sales growth for 2013 was 5%. See the section entitled Non-GAAP Financial Measures on page 29 for further information on our Non-GAAP measures, the Net Sales table on page 16 and the Sales by Reportable Segment table on page 21.

Gross Margin: Our reported gross margin was 45.4% of sales for 2013, which compared against a 2012 reported gross margin of 45.2%. Excluding the impact of special (gains) and charges included in cost of sales from both 2013 and 2012, our 2013 adjusted gross margin was 45.7% and our 2012 adjusted gross margin was 46.0%. The net impact of acquisitions and divestitures negatively impacted our 2013 adjusted gross margin expansion by 0.5 percentage points. See the section entitled Non-GAAP Financial Measures on page 29 for further information on our Non-GAAP measures and the Gross Margin table on page 16.

Operating Income: Reported operating income increased 21% to $1.6 billion in 2013, compared to $1.3 billion in 2012. Non-GAAP adjusted operating income, excluding the impact of special (gains) and charges increased 16% in 2013. Foreign currency had a negative impact on operating income growth, as 2013 adjusted fixed currency operating income increased 17%. The net impact of acquisitions and divestitures added approximately 3 percentage points to our 2013 adjusted fixed currency growth rate. See the section entitled Non-GAAP Financial Measures on page 29 for further information on our Non-GAAP measures, the Operating Income table on page 19 and Operating Income by Reportable Segment table on page 24.

Earnings Per Share: Reported diluted earnings per share increased 34% to $3.16 in 2013 compared to $2.35 in 2012. Special (gains) and charges had a significant impact on both years, driven primarily by restructuring charges, Champion acquisition and integration costs and Nalco integration costs incurred in both 2013 and 2012, Venezuela currency devaluation charges in 2013 and the gain on sale of our Vehicle Care business and litigation related charges in 2012. Non-GAAP adjusted earnings per share, which exclude the impact of special (gains) and charges and discrete tax items from both 2013 and 2012 increased 19% to $3.54 in 2013 compared to $2.98 in 2012. See the section entitled Non-GAAP Financial Measures on page 29 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share table on page 20.

Cash Flow: Cash flow from operating activities was $1.6 billion in 2013 compared to $1.2 billion in 2012. We continued to generate strong cash flow from operations, allowing us to fund our ongoing operations, acquisitions, investments in the business, debt repayments, pension obligations and return cash to our shareholders through share repurchases and dividend payments.

Balance Sheet: We remain committed to our stated objective of having an investment grade balance sheet, supported by our current rating of BBB+/Baa1 by the major ratings agencies. We expect to return to “A” range ratings metrics by the end of 2015. Our strong balance sheet has allowed us continued access to capital at attractive rates.

Dividends: We increased our quarterly cash dividend 20% in December 2013 to an indicated annual rate of $1.10 per share. The increase represents our 22nd consecutive annual dividend rate increase and the 77th consecutive year we have paid cash dividends. Our outstanding dividend history reflects our continued growth and development, strong cash flows, solid financial position and confidence in our business prospects for the years ahead.

Restructuring Initiatives: During the first quarter of 2013, we combined two previously separate restructuring plans originally initiated to individually improve our efficiency and effectiveness. The plan to sharpen the competitiveness of our European business and accelerate its growth and profitability was combined with the plan initiated following the completion of the Nalco merger to reduce our global workforce and optimize our supply chain and office facilities. Remaining actions under the combined plan are expected to be substantially completed in 2014.

Following the completion of the Champion acquisition, we commenced plans in April 2013 to undertake restructuring and other cost-savings actions to realize our acquisition related cost synergies as well as streamline and strengthen our position in the fast growing global energy market. We expect that restructuring actions related to the Champion acquisition will be completed by the end of 2015.

Champion Acquisition Integration: The integration of the Champion business into our Global Energy segment has progressed well and we are on or ahead of integration targets. Our field sales organization alignment, systems and facilities projects are on track with our plans. Synergy savings of $25 million for 2013 were on target and we have plans in place to deliver additional anticipated savings in 2014.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

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

Revenue Recognition

We recognize revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. We recognize revenue on services as they are performed. While we employ a sales and service team to ensure our customers’ needs are best met in a high quality way, the vast majority of our revenue is generated from product sales. Outside of the service businesses discussed in Note 17, any other services are either incidental to a product sale and not sold separately or are insignificant.

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

Valuation Allowances and Accrued Liabilities

We estimate our allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. In addition, our estimates also include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. We estimate our sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to calculate estimated reserves for future credits. Actual results could differ from these estimates under different assumptions.

Our allowance for doubtful accounts balance was $81 million and $73 million, as of December 31, 2013 and 2012, respectively. These amounts include our allowance for sales returns and credits of $14 million and $13 million as of December 31, 2013 and 2012, respectively. Our bad debt expense as a percent of net sales was 0.2%, 0.3% and 0.2% in 2013, 2012 and 2011, respectively. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events, economic downturns, or significant changes in future trends were to occur, additional allowances may be required.

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

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return on assets. The discount rate assumptions for the U.S. plans are assessed using a yield curve constructed from a subset of bonds yielding greater than the median return from a population of non-callable, corporate bond issues rated Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans' projected cash flows to the bond yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and views of investment advisors.

The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans decreased during 2013 to $258 million from $769 million (both before tax) as of December 31, 2012, primarily due to an increase in our discount rate and actual asset returns being higher than the expected return on assets. The assumptions used to estimate our U.S. pension and postretirement obligations vary by plan. In determining our U.S. pension obligations for 2013, our discount rate increased to 4.92% from 4.14% at year-end 2012 and our weighted-average projected salary increase was 4.32% as of December 31, 2013 and 2012. In determining our U.S. postretirement health care obligation for 2013, our discount rate increased to 4.77% from 3.95% at year-end 2012. Our weighted-average expected return on U.S. plan assets, which reflects our expected long-term returns on plan assets used for determining 2013 and 2014 U.S. pension expense, was 8.25% and 7.75%, respectively. Our weighted-average expected return on plan assets used for determining 2013 and 2014 U.S. postretirement health care expense was 8.25% and 7.75%, respectively.

The effect on the December 31, 2013 funded status and 2014 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2013 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2014 EXPENSE
Discount rate	-0.25 pts	$52.6	$4.7
Expected return on assets	-0.25 pts	N/A	$4.1

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLANS
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2014 EXPENSE
Discount rate	-0.25 pts	$6.6	$1.2
Expected return on assets	-0.25 pts	N/A	$0.1

Our international pension obligations and underlying plan assets represent approximately one third and one fourth, respectively, of our global pension plans, with the majority of the amounts held in the U.K. and Eurozone countries. We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information.

See Note 16 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and postretirement plan obligations.

Globally we have high deductible insurance policies for property and casualty losses. We are insured for losses in excess of these deductibles and have recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims on an actuarial basis. A change in these assumptions would cause reported results to differ.

Restructuring

We incur net costs for restructuring activities associated with plans to enhance our efficiency and effectiveness and sharpen the competitiveness of our businesses. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs and disposals. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs and disposals include leasehold improvement write-downs, other asset write-downs associated with combining operations and disposal of assets.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain and other asset write-downs associated with combining operations. Restructuring liabilities have been classified as a component of both other current and other noncurrent liabilities on the Consolidated Balance Sheet. We expect to incur a total of $180 in charges for our two active restructuring plans (Combined and Energy) from 2013 to 2015 of which $91 million was incurred in 2013. Our restructuring liability balance was $81 million and $117 million as of December 31, 2013 and 2012, respctively. For additional information on our current restructuring activities, see Note 3.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this expected annual rate is then applied to our year-to-date operating results. In the event that there is a significant discrete item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period.

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

Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include historical results, future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements.

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

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (“IRS”) has completed its examinations of our federal income tax returns through 2010. Our Ecolab U.S. (including Nalco) income tax returns for the years 2011 and 2012 are currently under audit. The legacy Champion U.S. income tax return for the year 2011 is currently under audit. In addition to the U.S. federal examinations, we have ongoing audit activity in several U.S. state and foreign jurisdictions.

The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. Our gross liability for uncertain tax positions was $99 million and $93 million as of December 31, 2013 and 2012, respectively. For additional information on income taxes, see Note 12.

Long-Lived, Intangible Assets and Goodwill

We periodically review our long-lived and amortizable intangible assets, the total value of which was $6.8 billion and $5.5 billion as of December 31, 2013 and 2012, respectively, for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset’s carrying value over its estimated fair value. In addition, we periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived or amortizable intangible assets.

As part of the Nalco merger, we added the “Nalco” trade name as an indefinite life intangible asset, the total value of which was $1.2 billion as of December 31, 2013 and 2012. The carrying value of the indefinite life trade name was subject to annual impairment testing, using the qualitative assessment method, during the second quarter of 2013. Based on this testing, no adjustment to the carrying value was necessary. Additionally, based on the ongoing performance of our operating units, updating the impairment testing during the second half of 2013 was not deemed necessary.

We had total goodwill of $6.9 billion and $5.9 billion as of December 31, 2013 and 2012, respectively. We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating segments.

We used a “step zero” qualitative test to assess eight of our ten reporting units. Qualitative testing evaluated factors including, but not limited to, economic, market and industry conditions, cost factors and the overall financial performance of the reporting unit. The estimated fair values for seven of the eight reporting units using “step zero” substantially exceeded their respective carrying values. While Global Energy had approximately 30% headroom due to the recent acquisition of Champion, we considered “step zero” analysis to be sufficient due to continued strong qualitative indicators. Global Energy’s headroom before the Champion acquisition continued to increase since the prior year assessment. Based on our “step zero” analysis performed, we noted no changes in events or circumstances which would have required us to complete the two-step quantitative goodwill impairment analysis for any of the assessed reporting units.

We elected to utilize a “step one” quantitative test for Global Water and Global Paper given the lower headroom between fair value and carrying value at the previous year’s annual impairment test. These reporting units had lower headroom as they were acquired as part of the Nalco merger in December 2011. “Step one” quantitative testing requires judgment and often involves the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables. The headroom for these reporting units has continued to increase since the prior year assessment. Based on the “step one” testing performed, no impairment of goodwill was indicated, and the fair value for both reporting units now substantially exceeds their respective carrying values.

If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between the annual tests. Additionally, based on the current performance of our reporting units, updating the impairment testing during the second half of 2013 was not deemed necessary.

The Nalco and Champion transactions resulted in the addition of $4.5 billion and $1.0 billion of goodwill, respectively. Subsequent performance of the reporting units holding the additional goodwill relative to projections used in our purchase price allocation could result in impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate significantly due to reasons that did not proportionately increase fair value.

RESULTS OF OPERATIONS

Net Sales

					PERCENT CHANGE
MILLIONS	2013	2012	2011		2013	2012

Reported GAAP net sales	$13,253.4	$11,838.7	$6,798.5		12%	74%
Adjustments:
Nalco merger pro forma adjustment	—	—	4,485.4
Sales	13,253.4	11,838.7	11,283.9	*	12	5
Adjustments:
Special (gains) and charges	—	—	29.6
Non-GAAP adjusted sales	13,253.4	11,838.7	11,313.5	*	12	5
Effect of foreign currency translation	102.0	(1.6)	(254.6	)*
Non-GAAP adjusted fixed currency sales	$13,355.4	$11,837.1	$11,058.9	*	13%	7%

*Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

Reported sales for 2013 increased 12%, with growth benefiting from the inclusion of the Champion business in our results beginning in the second quarter of 2013. Foreign currency negatively impacted sales growth in 2013. Acquisition adjusted fixed currency sales increased 5% when comparing 2013 against 2012.

The increase in reported sales for 2012 is due primarily to the inclusion of the Nalco business in our results. Reported sales for 2012 increased 5% when compared to both 2011 pro forma sales and 2011 adjusted pro forma sales. Foreign currency negatively impacted sales growth in 2012.

The percentage change components of the year-over-year 2013 sales increase and the year-over-year 2012 reported net sales versus 2011 adjusted pro forma sales increase are as follows:

PERCENT	2013	2012

Volume	4%	5%
Price changes	1	2
Acquisition adjusted fixed currency sales increase	5	7
Acquistions & divestitures	8	—
Non-GAAP adjusted fixed currency sales increase	13	7
Foreign currency translation	(1)	(2)
Sales increase	12%	5%

Cost of Sales (COS) and Gross Margin

	2013		2012		2011
MILLIONS/PERCENT	COS	GROSS MARGIN	COS	GROSS MARGIN	COS		GROSS MARGIN

Reported GAAP	$7,240.1	45.4%	$6,483.5	45.2%	$3,475.6		48.9%
Adjustments:
Nalco merger pro forma adjustment	—	—	—	—	2,650.8		(3.2)
Subtotal	7,240.1	45.4	6,483.5	45.2	6,126.4	*	45.7 *
Adjustments:
Special (gains) and charges	43.2	0.3	93.9	0.8	8.9		0.2
Non-GAAP adjusted gross margin	$7,196.9	45.7%	$6,389.6	46.0%	$6,117.5	*	45.9%*

*Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

Our cost of sales (“COS”) values and corresponding gross profit margin (“gross margin”) are shown in the previous table. Our gross margin is defined as sales less cost of sales divided by sales.

Our reported gross margin was 45.4% and 45.2% for 2013 and 2012, respectively. Our 2013 and 2012 reported gross margins were negatively impacted by special (gains) and charges including the recognition of fair value step-up in Champion inventory of $36.6 million and restructuring charges of $6.6 million during 2013 and the recognition of fair value step-up in Nalco inventory of $71.2 million and restructuring charges of $22.7 million during 2012.

Excluding the impact of these items, our 2013 adjusted gross margin of 45.7% compared against a 2012 adjusted gross margin of 46.0%. The decrease was impacted primarily by growth within Global Energy, including the impact of the Champion acquisition, which on average has a lower gross margin compared to our other businesses, as well as increased delivered product costs (including raw materials, freight and fuel).

These negative impacts were partially offset by pricing gains, sales volume increases, synergies and cost savings. The net impact of acquisitions and divestitures negatively impacted our 2013 adjusted gross margin expansion by 0.5 percentage points.

Our reported gross margin was 45.2% and 48.9% for 2012 and 2011, respectively. The inclusion of Nalco’s business mix in 2012 negatively impacted our 2012 reported gross margin when comparing against our reported 2011 gross margin. Our 2012 reported gross margin was also negatively impacted by special (gains) and charges as discussed above. Our 2011 gross margin was negatively impacted by $29.6 million related to the modification of a customer agreement, restructuring charges of $5.3 million and recognition of fair value step-up in Nalco inventory of $3.6 million.

Excluding the impact of restructuring charges and the recognition of fair value step-up inventory from 2012 and 2011 results, the impact of the customer agreement modification from our 2011 results, and adjusting 2011 for the pro forma effect of the Nalco merger, our 2012 adjusted gross margin was 46.0%, which compared against an adjusted pro forma gross margin of 45.9% for 2011. The increase in the 2012 adjusted gross margin as compared to the 2011 adjusted pro forma gross margin was driven by pricing gains, sales volume increases, synergies and cost savings which outpaced increased delivered product costs as well as the negative business mix impact of increased Global Energy sales.

Selling, General and Administrative Expenses

PERCENT	2013	2012	2011

Reported SG&A ratio	32.3%	33.1%	35.9%
Adjustments:
Nalco merger pro forma adjustment	—	—	(1.2)
SG&A ratio	32.3%	33.1%	34.7%*

*Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

Selling, general and administrative (“SG&A”) expenses as a percentage of sales decreased to 32.3% compared to 33.1% in 2012. The decrease in SG&A ratio to sales during 2013 was driven by leverage from sales gains, synergies and cost savings, which more than offset investments and other cost increases. We continued to make key business investments that drive innovation and efficiency, through R&D and information technology systems. The net impact of acquisitions and divestitures on our SG&A ratio was minimal.

Reported SG&A expenses as a percentage of reported sales were 33.1% during 2012 compared to the reported equivalent of 35.9% in 2011. The inclusion of Nalco's business mix in 2012 positively impacted our 2012 reported SG&A expense ratio when comparing against our reported 2011 SG&A expense ratio.

Adjusting 2011 results for the pro forma effect of the Nalco merger, our reported 2012 SG&A expense ratio of 33.1% compared against a 2011 pro forma SG&A expense ratio of 34.7%. The decrease in expense percentage during 2012 was driven by leverage from sales gains, synergies and cost savings efforts including those associated with restructuring actions, which more than offset investments and other cost increases.

Special (Gains) and Charges

Special (gains) and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2013	2012	2011

Net sales
Customer agreement modification	$—	$—	$29.6
Cost of sales
Restructuring charges	6.6	22.7	5.3
Recognition of Champion inventory fair value step-up	36.6	—	—
Recognition of Nalco inventory fair value step-up	—	71.2	3.6
Subtotal	43.2	93.9	8.9
Special (gains) and charges
Restructuring charges	83.4	116.6	69.0
Champion acquisition and integration costs	49.7	18.3	—
Nalco merger and integration costs	18.6	70.9	57.7
Venezuela currency devaluation	23.2	—	—
Gain on sale of businesses, litigation related charges and other	(3.6)	(60.1)	4.3
Subtotal	171.3	145.7	131.0

Operating income subtotal	214.5	239.6	169.5
Interest expense, net
Acquisition debt costs	2.5	1.1	1.5
Debt extinguishment costs	—	18.2	—
Subtotal	2.5	19.3	1.5
Net income attributable to noncontrolling interest
Venezuela currency devaluation	(0.5)	—	—
Recognition of Nalco inventory fair value step-up	—	(4.5)	—
Subtotal	(0.5)	(4.5)	—

Total special (gains) and charges	$216.5	$254.4	$171.0

For segment reporting purposes, special (gains) and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Restructuring Charges

Energy Restructuring Plan

In April 2013, following the completion of the acquisition of Champion, we commenced plans to undertake restructuring and other cost-saving actions to realize our acquisition related cost synergies as well as streamline and strengthen our position in the fast growing global energy market (the “Energy Restructuring Plan”). Actions associated with the acquisition to improve the effectiveness and efficiency of the business include a reduction of the combined business’s current global workforce by approximately 500 positions. A number of these reductions are expected to be achieved through eliminating open positions and attrition. We also anticipate leveraging and simplifying our global supply chain, including the reduction of plant and distribution center locations and product line optimization, as well as the reduction of other redundant facilities.

The pre-tax restructuring charges under the Energy Restructuring Plan are expected to be approximately $80 million ($55 million after tax). The restructuring is expected to be completed by the end of 2015. We anticipate that approximately $60 million of the $80 million pre-tax charges will represent cash expenditures. The remaining pre-tax charges represent estimated asset write-downs and disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of activities under the Energy Restructuring Plan, we recorded restructuring charges of $27.4 million ($19.4 million after tax) or $0.06 per diluted share during 2013. We anticipate that we will incur approximately $40 million ($28 million after tax) of restructuring charges in 2014. Cash payments under the Energy Restructuring Plan during 2013 were $17.5 million. The majority of cash payments under this Plan are related to severance, with the current accrual expected to be paid over the next twelve months. Cash payments in 2014 are anticipated to increase slightly in comparision to 2013. We anticipate the remaining cash expenditures will be funded from operating activities.

Cumulative savings achieved under the Energy Restructuring Plan during 2013 were approximately $25 million. We anticipate cumulative cost savings from this Plan, along with synergies achieved in connection with the acquisition, of $80 million in 2014, with annual cost savings and synergies of $150 million by the end of 2015.

Combined Restructuring Plan

In February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been and will continue to be undertaken outside of Europe (collectively, the “2011 Restructuring Plan”). Total anticipated charges from this Plan from 2011 through 2013 were expected to be $150 million ($125 million after tax), with expected annualized cost savings of approximately $120 million ($100 million after tax) when fully realized. Through 2012, $134 million of charges ($100 million after tax) or $0.37 per diluted share were incurred, and cumulative cost savings were approximately $70 million.

In January 2012, following the merger with Nalco, we formally commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities, including planned reductions of plant and distribution center locations (the “Merger Restructuring Plan”). Total anticipated charges from 2012 through 2013 were expected to be $180 million ($120 million after tax) under this Plan with expected annual pre-tax cost savings, along with cost synergies in connection with the merger, of approximately $250 million when fully realized. Through 2012, $80 million of charges ($59 million after tax), or $0.20 per diluted share were incurred, and cumulative cost savings were approximately $75 million.

During the first quarter of 2013, as we considered opportunities to enhance the efficiency and effectiveness of our operations, we determined that because the objectives of the plans discussed above were aligned, the previously separate restructuring plans should be combined into one plan.

The combined restructuring plan (the “Combined Plan”) combines opportunities and initiatives from both plans and continues to follow the original format of the Merger Restructuring Plan by focusing on global actions related to optimization of the supply chain and office facilities, including reductions of plant and distribution center locations and the global workforce. After combining the plans and through the completion of the Combined Plan, we expect to incur total restructuring charges of approximately $100 million ($70 million after tax), of which $63.6 million ($48.3 million after tax) or $0.16 per diluted share was incurred in 2013, with the remaining expected to be substantially incurred in 2014.

We anticipate that substantially all of the remaining Combined Plan pre-tax charges will represent net cash expenditures.

Net cash payments under the Combined Plan were $101.8 million, $65.3 million and $25.1 million for 2013, 2012 and 2011, respectively. The majority of cash payments under the Combined Plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters. Cash payments are expected to continue at a consistent level with 2013 through the end of 2014, and subsequently are expected to progressively decline. We anticipate the remaining cash expenditures will continue to be funded from operating activities.

During 2013, the Combined Plan achieved approximately $110 million of savings as compared to 2012. We anticipate cumulative cost savings and synergies from the Combined Plan of at least $320 million in 2014. The 2013 realized savings and 2014 expected savings are consistent with the original goals established under the previously separate plans, of at least $135 million in 2013 and $250 million on an annual basis with the run rate achieved by the end of 2014 under the original Merger Restructuring Plan and of approximately $120 million of annual cost savings by the end of 2014, primarily within the European operations under the original 2011 Restructuring Plan. The European savings are expected to be enhanced by synergies within the Merger Restructuring Plan associated with combining the legacy Ecolab European business with the additional European operations acquired with the Nalco merger.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Further details related to our restructuring charges are included in Note 3.

Non-restructuring special (gains) and charges

Champion acquisition and integration costs

As a result of our efforts to acquire Champion and the resulting post acquisition integration costs we incurred charges of $88.8 million ($61.4 million after tax) or $0.20 per diluted share and $19.4 million ($16.7 million) or $0.06 per diluted share, during 2013 and 2012, respectively.

Champion acquisition and integration related costs have been included as a component of cost of sales, special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts within cost of sales include the recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis, and Champion U.S. inventory which is associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts included in special (gains) and charges include acquisition costs, advisory and legal fees and integration charges. Amounts included in net interest expense include the interest expense through the April 2013 close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition.

Nalco merger and integration costs

As a result of the Nalco merger completed in 2011 we incurred charges of $18.6 million ($14.2 million after tax), or $0.05 per diluted share, $155.8 million ($113.7 million after tax), or $0.38 per diluted share and $62.8 million ($45.6 million after tax), or $0.19 per diluted share, during 2013, 2012 and 2011, respectively.

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

Venezuelan currency devaluation

On February 8, 2013, the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, in 2013, we recorded a charge of $22.7 million ($16.1 million after tax) or $0.05 per diluted share, due to the remeasurement of the local balance sheet. As a result of the ownership structure in place in Venezuela, we also reflected the impact of the devaluation as a component of net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income.

Other special (gains) and charges

During 2012, we recorded a net gain of $60.1 million ($35.7 million after tax), or $0.12 per diluted share, related to the sale of our Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business originally sold prior to 2012 and litigation related charges.

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

As shown in the pro forma table on page 12, pro forma 2011 special (gains) and charges include the impact of the sale of Nalco’s personal care products business and its marine chemicals business, which resulted in a gain of $136.0 million.

Further details related to our non-restructuring special (gains) and charges are included in Note 3.

Operating Income

					PERCENT CHANGE
MILLIONS	2013	2012	2011		2013	2012

Reported GAAP operating income	$1,560.6	$1,289.3	$753.8		21%	71%
Adjustments:
Nalco merger pro forma adjustment	—	—	502.9
Operating income	1,560.6	1,289.3	1,256.7	*	21	3
Adjustments:
Special (gains) and charges	214.5	239.6	18.7	*
Non-GAAP adjusted operating income	1,775.1	1,528.9	1,275.4	*	16	20
Effect of foreign currency translation	19.6	2.3	(21.6	)*
Non-GAAP adjusted fixed currency operating income	$1,794.7	$1,531.2	$1,253.8	*	17%	22%

*Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

Reported operating income in 2013 increased 21% compared to 2012. Our reported operating income for both 2013 and 2012 was impacted by special (gains) and charges. Excluding the impact of special (gains) and charges from 2013 and 2012 reported results, 2013 adjusted operating income increased 16% when compared to 2012 adjusted operating income. Foreign currency had a negative impact on operating growth. The 2013 adjusted fixed currency operating income increase of 17% was driven by pricing, sales volume gains, synergies, cost savings and the net impact of acquisitions. Partially offsetting this was investments in the business, a lower gross margin, impacted by growth in Global Energy and higher delivered product costs. The net impact of acquisitions and divestitures added approximately 3 percentage points to the 2013 adjusted fixed currency growth rate shown in the table above.

Reported operating income in 2012 increased 71% compared to reported operating income in 2011. Reported operating income in 2012 increased 3% against 2011 pro forma operating income. Our 2012 reported operating income and 2011 pro forma operating income were both impacted by special (gains) and charges. Excluding the impact of special (gains) and charges from 2012 reported and 2011 pro forma operating income, 2012 adjusted operating income increased 20% when compared against 2011 adjusted pro forma operating income. Foreign currency had a negative impact on operating income growth. The 2012 adjusted fixed currency operating income increase of 22% as compared to 2011 adjusted pro forma fixed currency operating income was driven by sales volume and pricing gains, as well as synergies and other cost savings, which more than offset higher delivered product costs and investments in the business.

Interest Expense, Net

				PERCENT CHANGE
MILLIONS	2013	2012	2011	2013	2012
Reported GAAP interest expense, net	$262.3	$276.7	$74.2	(5)%	273%
Adjustments:
Special (gains) and charges	2.5	19.3	1.5
Nalco merger impact	—	—	17.4
Non-GAAP adjusted interest expense, net	$259.8	$257.4	$55.3	1%	365%

Reported net interest expense totaled $262.3 million, $276.7 million and $74.2 million during 2013, 2012 and 2011, respectively.

Special (gains) and charges reported within net interest expense impacted all three years presented. Special (gains) and charges within net interest during 2013 and 2012 included the interest expense through the April 2013 close date of the Champion acquisition of our $500 million public debt issuance in December 2012, as well as fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition. Special (gains) and charges within net interest during 2012 also included a net loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger. Special (gains) and charges reported within net interest expense during 2011 included short-term credit facility costs incurred to initially finance the Nalco merger.

The increase in our 2013 adjusted net interest expense compared to our 2012 adjusted net interest expense was due primarily to interest associated with debt issued in connection with the Champion acquisition, offset by decreased borrowings across our international operations, lower U.S. commercial paper borrowings and legacy Nalco debt extinguishments in early 2012.

Both reported and adjusted net interest expense increased from 2011 to 2012, due primarily to debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases.

Provision for Income Taxes

The following table provides a summary of our tax rate:

PERCENT	2013	2012	2011
Reported tax rate	25.0%	30.7%	31.8%
Tax rate impact of:
Special gains and charges	0.4	(1.5)	(0.9)
Discrete tax items	2.7	0.7	(1.0)
Nalco merger impact	—	—	0.0
Non-GAAP adjusted tax rate	28.1%	29.9%	29.9%

Our reported tax rate for 2013, 2012 and 2011 includes the tax impact of special gains and charges and discrete tax items. Depending on the nature of our special gains and charges and discrete tax items, our reported tax rate may not be consistent on a period to period basis, as amounts included in our special gains and charges are derived from tax jurisdictions with rates that vary from our overall non-GAAP adjusted tax rate. Additionally, our 2011 reported tax rate includes the impact of including Nalco’s U.S. activity in our consolidated results beginning in December 2011.

Our 2013 reported tax rate includes $60.1 million of net tax benefits on special gains and charges and $41.7 million of discrete tax net benefits. Our 2012 reported tax rate includes $59.4 million of net tax benefits on special gains and charges and $9.2 million of discrete tax net benefits. Our 2011 reported tax rate includes $45.4 million of net tax benefits on special gains and charges, $1.5 million of tax benefits related to U.S. Nalco activity included in our consolidated results beginning in December 2011, and $7.4 million of discrete tax net expense. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax net benefits in 2013 are driven primarily by the net release of valuation allowances related to the realizability of foreign deferred tax assets of $11.5 million, the remeasurement of certain deferred tax assets and liabilities of $11.3 million and recognizing adjustments from filing our 2012 U.S. federal and state tax returns of $11.0 million. The remaining net discrete tax items relate primarily to recognizing settlements related to prior year income tax audits, law changes within a foreign jurisdiction, the retroactive extension during first quarter 2013 of the U.S. R&D credit for 2012, foreign audit adjustments and other adjustments to deferred tax assets and liabilities.

Discrete tax net benefits in 2012 are based largely on benefits related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing our 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates and state and foreign country audit settlements and adjustments.

Discrete tax items in 2011 include a charge recorded in the fourth quarter related to the realizability of foreign net operating loss carryforwards, as well as discrete tax net expense related to the remeasurement of our deferred tax assets due to the impact of a change in our blended state tax rate. These items were partially offset by net benefits related to recognizing adjustments from filing our 2010 U.S. federal returns and other International income tax returns and recognizing settlements and adjustments related to our 1999 through 2001 U.S. income tax returns. We also had benefits from prior year state refund claims and benefits from recognizing settlements and adjustments related to our 2007 through 2008 U.S. income tax returns.

The decrease in the 2013 adjusted tax rate compared to 2012 was due primarily to global tax planning actions, extension of the R&D credit and geographic income mix. Our adjusted tax rate was 29.9% in both 2012 and 2011.

Net Income Attributable to Ecolab

				PERCENT CHANGE
MILLIONS	2013	2012	2011	2013	2012
Reported GAAP net income	$967.8	$703.6	$462.5	38%	52%
Adjustments:
Special (gains) and charges	156.4	195.0	125.6
Discrete tax expense (benefit)	(41.7)	(9.2)	7.4
Nalco merger impact	—	—	2.1
Non-GAAP adjusted net income	$1,082.5	$889.4	$597.6	22%	49%

Diluted Earnings Attributable to Ecolab Per Common Share (EPS)

				PERCENT CHANGE
DOLLARS	2013	2012	2011	2013	2012
Reported GAAP EPS	$3.16	$2.35	$1.91	34%	23%
Adjustments:
Special (gains) and charges	0.51	0.65	0.52
Discrete tax expense (benefit)	(0.14)	(0.03)	0.03
Nalco merger impact	—	—	0.08
Non-GAAP adjusted EPS	$3.54	$2.98	$2.54	19%	17%

Note: Per share amounts do not necessarily sum due to rounding.

Reported net income attributable to Ecolab totaled $967.8 million, $703.6 million and $462.5 million during 2013, 2012 and 2011, respectively, which resulted in reported earnings per share of $3.16, $2.35 and $1.91 for the corresponding periods.

Amounts for 2013, 2012 and 2011 include special (gains) and charges and discrete tax items. Additionally, 2011 amounts include Nalco merger related activity in our consolidated results beginning in December 2011, as well as shares issued as consideration for the equity portion of the Nalco merger.

Excluding special (gains) and charges and the impact of discrete items from 2013, 2012 and 2011, and the impact of the Nalco merger from 2011, adjusted net income and adjusted earnings per share increased 22% and 19%, respectively, when comparing 2013 to 2012 and increased 49% and 17%, respectively, when comparing 2012 to 2011.

Currency translation had an unfavorable impact of approximately $0.04 per share on diluted earnings per share for 2013 compared to 2012. The unfavorable currency translation excludes the impact of the Venezuela devaluation as the U.S. dollar is used as the functional currency for our subsidiaries in Venezuela. Currency translation had an unfavorable impact of approximately $0.06 per share on diluted earnings per share for 2012 compared to 2011.

Segment Performance

As discussed at the beginning of this MD&A, effective in the first quarter of 2013, we changed our reportable segments due to a change in our organizational model designed to support the business following the Nalco merger and facilitate global growth. Under the reporting structure implemented in the first quarter of 2013, our ten operating units are aggregated into four reportable segments: Global Industrial, Global Institutional, Global Energy and Other. We did not operate under the realigned segment structure prior to 2013. For periods prior to its disposition in December 2012, the Vehicle Care operating unit was included within the Other reportable segment within the realigned reportable segment structure.

All comparisons provided in the following tables and discussions are based on the segment structure implemented in the first quarter of 2013.

During the third quarter of 2013, we made a change to the way we measure and report certain segments’ operating income, with intangible asset amortization specific to the Champion transaction moving to the Global Energy reportable segment from the Corporate segment. To provide meaningful comparisons, this change was made retroactively, resulting in $14.0 million of amortization expense moving to the Global Energy reportable segment from the Corporate segment for the second quarter of 2013. No other segments were impacted by this change.

The international amounts included within each of our four reportable segments are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2013. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 17.

Sales by Reportable Segment

Fixed currency sales for 2013, 2012 and 2011 and pro forma fixed currency sales for 2011 for our reportable segments are shown in the table below. Sales amounts for 2012 and 2011 have been presented based on the segment structure implemented in the first quarter of 2013:

						PERCENT CHANGE
			REPORTED	PRO FORMA			REPORTED	PRO FORMA
MILLIONS	2013	2012	2011	2011		2013	2012	2012
Global Industrial	$4,905.1	$4,762.2	$2,036.6	$4,623.3	*	3%		3	%**
Global Institutional	4,202.5	4,063.2	3,852.0	3,852.0		3	5%	5
Global Energy	3,532.8	2,275.4	100.5	1,882.2	*	55 ***		21	**
Other	715.0	736.3	701.4	701.4		(3)	5	5
Corporate	—	—	(29.6)	(29.6)
Subtotal at fixed currency	13,355.4	11,837.1	6,660.9	11,029.3	*	13	78	7	**
Effect of foreign currency translation	(102.0)	1.6	137.6	254.6	*
Consolidated	$13,253.4	$11,838.7	$6,798.5	$11,283.9	*	12%	74%	5	%**

* Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

** Percentages represent growth rates for 2012 as compared against 2011 pro forma amounts.

*** Global Energy’s acquisition adjusted fixed currency sales increased 11%.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results against 2011 reported results, the following sales discussion also provides analysis on 2012 reported results versus 2011 pro forma results.

GLOBAL INDUSTRIAL

Fixed currency sales for our Global Industrial segment increased 3% when comparing 2013 against 2012. Due primarily to the timing of the Nalco merger, Global Industrial 2012 fixed currency sales increased by $2.7 billion over 2011 fixed currency sales. Fixed currency sales increased 3% when comparing 2012 against 2011 pro forma fixed currency sales. Acquisitions did not have a significant impact on fixed currency sales growth for 2013 or 2012. When measured at public currency rates, Global Industrial segment sales increased 2% when comparing 2013 sales to 2012 sales, and were flat when comparing 2012 sales to 2011 pro forma sales.

Fixed currency sales results for our Global Industrial operating units were as follows:

Global Water - Fixed currency sales increased 2% in 2013 compared to the prior year. Growth in heavy industries offset declines in mining and a de-emphasis of equipment sales. We are focused on synergies and product innovation to build growth and drive market penetration. At a regional level, growth was led by good increases in Asia Pacific and modest sales gains in North America and Latin America, which offset declines in Europe, Middle East, Africa (“EMEA”), as they continue to reflect weak economic conditions in that region.

Due primarily to the timing of the Nalco merger, Global Water 2012 fixed currency sales increased by $1.9 billion over 2011 fixed currency sales. Global Water 2012 fixed currency sales increased 2% compared to 2011 pro forma fixed currency sales. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, growth was led by increases in the food & beverage, power and primary metals businesses. 2011 pro forma sales also benefited from a wastewater project sale, impacting the comparison against 2012. From a regional perspective, sales growth in North America, Latin America and Asia Pacific more than offset declines in EMEA.

Global Food & Beverage - Fixed currency sales increased 7% in 2013 compared to 2012. Acquisition adjusted fixed currency sales increased 4%. The increase was led by gains in the beverage & brewing, dairy, and agri markets. Food & Beverage remains focused on customer gains and product penetration. All regions showed sales increases, led by strong growth in Latin America, with moderate increases in Asia Pacific, EMEA and North America.

Fixed currency sales increased 5% in 2012 compared to 2011. Growth was led by gains in the dairy, food and agri markets. At a regional level, all regions showed increases, led by double-digit growth in Latin America, good gains in both Asia Pacific and North America, and moderate growth in EMEA.

Global Paper - Fixed currency sales increased 2% in 2013 compared to the prior year. Growth was driven by increased product penetration, partially offset by continued lower customer plant utilization. At a regional level, growth was led by double digit gains in Asia Pacific and Latin America, which offset declines in North America and EMEA.

Due primarily to the timing of the Nalco merger, Global Paper 2012 fixed currency sales increased by $0.8 billion over 2011 fixed currency sales. Global Paper 2012 fixed currency sales decreased 1% compared to 2011 pro forma fixed currency sales. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the decrease was driven by lower customer plant utilization and down time, as well as the strategic elimination of certain low margin business. From a regional perspective, modest growth in Latin America and EMEA was more than offset by sales declines in North America and Asia Pacific.

Global Textile Care  - Fixed currency sales decreased 1% in 2013 compared to 2012. Pricing gains and new product penetration in North America were more than offset by lower sales in EMEA.

Fixed currency sales for 2012 were flat when compared to 2011. Increased product penetration and pricing gains in North America were offset by decreased sales in EMEA.

GLOBAL INSTITUTIONAL

Fixed currency sales for our Global Institutional segment increased 3% when comparing 2013 to 2012 and 5% when comparing 2012 to 2011. Acquisitions did not have a significant impact on total Global Institutional segment fixed currency sales growth for either 2013 or 2012. When measured at public currency rates, Global Institutional segment sales increased 3% when comparing both 2013 sales to 2012 sales, and 2012 sales to 2011 sales.

Fixed currency sales results for our Global Institutional operating units were as follows:

Global Institutional - Fixed currency sales increased 2% in 2013 compared to the prior year. Demand from lodging customers showed modest growth, while overall foodservice foot traffic remained soft. Sales initiatives, effective product programs and targeting new accounts continued to lead the results of our Global Institutional operating unit. We continue to focus on executing global sales initiatives and introducing product innovations that deliver increased value. At a regional level, double-digit growth in Latin America, solid gains in North America and modest increases in Asia Pacific more than offset lower sales in EMEA.

Fixed currency sales increased 4% in 2012 compared to 2011. Acquisition adjusted fixed currency sales increased 3%. Sales initiatives, targeting new accounts, and effective product programs led our results. Demand from our lodging customers showed modest growth, while overall foodservice foot traffic was soft. From a regional perspective, strong growth in Latin America and good gains in both Asia Pacific and North America more than offset flat sales in EMEA.

Global Specialty - Fixed currency sales increased 12% in 2013 compared to 2012. Our quick service and food retail businesses both produced double-digit growth, benefiting from new accounts and increased product penetration. All regions showed double-digit sales growth.

Fixed currency sales for 2012 increased 10% compared to 2011. The sales increase was led by double-digit growth from our food retail business, which benefited from new accounts, and solid results from our quick service business. All regions showed sales increases, led by Asia Pacific and EMEA, along with strong results within North America.

Global Healthcare - Fixed currency sales increased 2% in 2013 compared to the prior year. Sales gains were led by growth in surgical drapes and contamination control. Growth from account gains and new products were slowed by continued weakness in the overall U.S. and EMEA healthcare markets. Despite this headwind, both North America and EMEA showed modest sales growth.

Fixed currency sales increased 11% in 2012 compared to 2011. Acquisition adjusted fixed currency sales increased 6%. Sales growth was led by our patient temperature management business, environmental hygiene and infection barrier solutions. At a regional level, both EMEA and North America showed solid sales gains.

GLOBAL ENERGY

Fixed currency sales increased 55% in 2013 compared to 2012, with the increase largely driven by the Champion acquisition. Acquisition adjusted fixed currency sales increased 11%. The increase in acquisition adjusted fixed currency sales reflected double-digit growth in our upstream business resulting from continued performance of high growth energy sources, including deepwater, shale and oil sands accounts as well as strong results from on-shore conventional sources. Sales for our downstream business had good gains, resulting from strong share gains and increased North America refining.

Due primarily to the timing of the Nalco merger, Global Energy 2012 fixed currency sales increased by $2.2 billion over 2011 fixed currency sales. Global Energy 2012 fixed currency sales increased 21% compared to 2011 pro forma fixed currency sales. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the increase reflected strong volume growth in our upstream business resulting from good market conditions, share gains and focus on high growth energy sources. Upstream markets were strong in the Americas and the Middle East. Our downstream business showed steady growth and market share gains across all regions.

When measured at public currency rates, Global Energy segment sales increased 54% when comparing 2013 sales to 2012 sales, and 20% when comparing 2012 sales to 2011 pro forma sales.

OTHER

Fixed currency sales for our Other segment decreased 3% when comparing 2013 to 2012 and increased 5% when comparing 2012 to 2011. Acquisition adjusted fixed currency sales growth, including the impact of the Vehicle Care divestiture in late 2012, was 5% for 2013. Acquisition adjusted fixed currency sales growth was 5% for 2012. When measured at public currency rates, Other segment sales decreased 3% when comparing 2013 sales to 2012 sales, and increased 4% when comparing 2012 sales to 2011 sales.

Fixed currency sales results for our Other operating units were as follows:

Global Pest Elimination - Fixed currency sales increased 5% in 2013 compared to the prior year. Sales gains in the food & beverage, healthcare and foodservice markets led the growth. Market penetration and sales of innovative service offerings and technologies benefited results. All regions showed sales increases, led by Asia Pacific with good growth in Latin America, North America and modest gains in EMEA.

Fixed currency sales increased 6% in 2012 compared to 2011. Acquisition adjusted fixed currency sales increased 5%. Gains in the food & beverage and healthcare markets and improved results in the foodservice market led the growth. All regions showed sales increases, led by Latin America and Asia Pacific, with good growth in both EMEA and North America.

Equipment Care - Sales increased 8% in 2013 compared to the prior year. Service and installed parts sales increased, benefiting from pricing, product penetraition, improved productivity and new accounts. Direct parts sales showed good gains against results from the prior year.

Sales grew 4% in 2012 compared to 2011. Service and installed parts sales increased, benefiting from new accounts and pricing gains. Direct parts sales decreased compared to results from 2011.

CORPORATE

The corporate segment includes $29.6 million of sales reductions in 2011 related to the modification of a customer agreement. There was no sales activity in the corporate segment in 2013 or 2012.

Operating Income by Reportable Segment

Fixed currency operating income for 2013, 2012 and 2011 and pro forma fixed currency operating income for 2011 for our reportable segments are shown in the table below. Operating income amounts for 2012 and 2011 have been presented based on the segment structure implemented in the first quarter of 2013.

						PERCENT CHANGE
			REPORTED	PRO FORMA			REPORTED	PRO FORMA
MILLIONS	2013	2012	2011	2011		2013	2012	2012
Global Industrial	$637.3	$569.5	$234.3	$496.9	*	12%		15	%**
Global Institutional	764.5	700.7	585.6	585.6		9	20%	20
Global Energy	492.1	360.7	16.2	263.4	*	36 ***		37	**
Other	97.9	103.0	96.6	96.6		(5)	7	7
Corporate	(411.6)	(442.3)	(192.4)	(207.4	)*
Subtotal at fixed currency	1,580.2	1,291.6	740.3	1,235.1	*	22	74	5	**
Effect of foreign currency translation	(19.6)	(2.3)	13.5	21.6	*
Consolidated	$1,560.6	$1,289.3	$753.8	$1,256.7	*	21%	71%	3	%**

* Amounts represent the 2011 pro forma equivalent to the 2013 and 2012 amounts presented.

** Percentages represent growth rates for 2012 as compared against 2011 pro forma amounts.

*** Global Energy’s acquisition adjusted fixed currency operating income increased 22%.

Operating income as a percentage of net sales ("operating income margin") for each of our reportable segments was as follows:

			REPORTED	PRO FORMA
PERCENTAGE	2013	2012	2011	2011
Global Industrial	13.0%	12.0%	*	10.7%
Global Institutional	18.2	17.2	15.2%	15.2
Global Energy	13.9	15.9	*	14.0
Other	13.7	14.0	13.8	13.8
Consolidated	11.8%	10.9%	11.1%	11.1%

*The 2011 operating income margins for the Global Industrial and Global Energy segments have not been included as they are not necessarily indicative of full year or future trends, as based on the close date of the Nalco merger, they include only one month of U.S. activity.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results against 2011 reported results, the following operating income discussions also provide analysis on 2012 reported results versus 2011 pro forma results.

GLOBAL INDUSTRIAL

Fixed currency operating income for our Global Industrial segment increased 12% when comparing 2013 to 2012. Acquisition adjusted fixed currency operating income increased 11%. Our operating income margin showed improvement comparing 2013 to 2012. The increase in fixed currency operating income and the operating margin improvement were driven by pricing gains, sales volume increases, cost saving actions and synergies, which more than offset investments in the business and other cost increases. When measured at public currency rates, Global Industrial segment operating income increased 11% when comparing 2013 against 2012.

Due primarily to the timing of the Nalco merger, Global Industrial 2012 fixed currency operating income increased by $335.2 million over 2011 fixed currency operating income. Fixed currency operating income increased 15% when comparing 2012 against 2011 pro forma fixed currency operating income. Acquisition adjusted fixed currency operating income growth was 16% when comparing 2012 against 2011 pro forma fixed currency operating income. Our operating income margin showed improvement comparing 2012 against pro form 2011 results. When comparing 2012 fixed currency operating income against pro forma fixed currency operating income for 2011, the overall increase and operating margin improvement were driven by pricing gains, sales volume increases, cost saving actions and synergies, which more than offset higher delivered product costs. When measured at public currency rates, Global Industrial segment operating income increased 12% when comparing 2012 against 2011 pro forma operating income.

GLOBAL INSTITUTIONAL

Fixed currency operating income for our Global Institutional segment increased 9% when comparing 2013 to 2012. Our operating income margin showed improvement comparing 2013 to 2012. The increase in fixed currency operating income and operating margin improvement were driven by pricing gains, sales volume increases and cost saving actions, which more than offset investments in the business, higher delivered product costs and other cost increases. When measured at public currency rates, Global Institutional segment operating income increased 8% when comparing 2013 against 2012.

Fixed currency operating income increased 20% when comparing 2012 against 2011. Acquisition adjusted fixed currency operating income growth was 19%. Our operating income margin showed improvement when comparing 2012 to 2011. The increase in fixed currency operating income and operating margin improvement were driven by sales volume increases, pricing gains, cost saving actions and synergies, which more than offset higher delivered product costs and investments in the business. When measured at public currency rates, Global Institutional segment operating income increased 15% when comparing 2012 against 2011.

GLOBAL ENERGY

Fixed currency operating income for our Global Energy segment increased 36% when comparing 2013 to 2012, with the largest impact of the increase resulting from the Champion acquisition. Acquisition adjusted fixed currency operating income increased 22%. The increase in acquisition adjusted fixed currency operating income was a result of sales volume increases, pricing gains and synergies, which more than offset investments in the business. Global Energy's operating income margin declined when comparing 2013 to 2012, reflecting the impact of Champion and the corresponding acquisition amortization. When measured at public currency rates, Global Energy segment operating income increased 35% when comparing 2013 against 2012.

Due primarily to the timing of the Nalco merger, Global Energy's 2012 fixed currency operating income increased by $344.5 million over 2011 fixed currency operating income. Fixed currency operating income increased 37% when comparing 2012 against 2011 pro forma fixed currency operating income. Our operating income margin showed improvement comparing 2012 against pro form 2011 results. When comparing 2012 fixed currency operating income against pro forma fixed currency operating income for 2011, the overall increase and operating margin improvement were driven by strong sales volume increases, pricing gains and synergies, which more than offset higher delivered product costs and investments in the business. When measured at public currency rates, Global Energy segment operating income increased 34% when comparing 2012 against 2011 pro forma operating income.

OTHER

Fixed currency operating income for our Other segment decreased 5% and operating margin decreased when comparing 2013 to 2012. Acquisition adjusted fixed currency operating income, including the impact of the Vehicle Care divestiture, increased 6%. The increase in acquisition adjusted fixed currency operating income was driven by sales volume growth and pricing gains, which more than offset investments in the business and other costs. When measured at public currency rates, Other segment operating income decreased 5% when comparing 2013 against 2012.

Fixed currency operating income increased 7% when comparing 2012 against 2011. Acquisition adjusted fixed currency operating income growth was 6%. Our operating income margin showed improvement when comparing 2012 to 2011. The increase in fixed currency operating income and operating margin improvement were driven by driven by sales volume and pricing gains, which more than offset higher delivery service costs and investments in the field sales organization. When measured at public currency rates, Other segment operating income increased 5% when comparing 2012 against 2011.

CORPORATE

Consistent with the company’s internal management reporting, and including the change discussed previously in this MD&A, the Corporate segment includes amortization specifically from the Nalco merger and certain integration costs for both the Nalco and Champion transactions. The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Total assets were $19.6 billion as of December 31, 2013, compared to total assets of $17.6 billion as of December 31, 2012. The increase in assets was driven primarily by the net impact of the Champion acquisition, which included $2.0 billion related to goodwill and intangibles. The decrease in cash from 2012 to 2013 was largely due to the use of cash for the Champion acquisition. The negative impact of foreign currency exchange rates on the value of our international assets was offset by the increase of assets from general business activities.

Total liabilities were $12.2 billion as of December 31, 2013, compared to total liabilities of $11.4 billion as of December 31, 2012. Total debt was $6.9 billion as of December 31, 2013 and $6.5 billion as of December 31, 2012, reflecting additional debt required to close the Champion transaction, partially offset by the repayment of a portion of such debt, as well as the repayment of our Series A euro notes in December 2013. The ratio of total debt to capitalization (total debt plus total equity) was 48% at year-end 2013 and 52% at year-end 2012. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Operating Activities

				DOLLAR CHANGE
MILLIONS	2013	2012	2011	2013	2012
Cash provided by operating activities	$1,559.8	$1,203.0	$685.5	$356.8	$517.5

We continue to generate strong cash flow from operations, allowing us to fund our ongoing operations, acquisitions, investments in the business, debt repayments, pension obligations and return cash to our shareholders through share repurchases and dividend payments.

Comparability of cash generated from operating activities across 2011 to 2013 was favorably impacted by increased income, primarily driven by the net impact of the Nalco and Champion transactions.

The combination of accounts receivable, inventories and accounts payable (“working capital”) increased $127 million, $113 million and $81 million in 2013, 2012 and 2011, respectively. The cash flow impact across the three years from accounts receivable was driven by increased sales volumes and timing of collections. Our bad debt expense was $28 million or 0.2% of sales in 2013, $37 million or 0.3% of net sales in 2012 and $15 million or 0.2% of net sales in 2011. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flows to be materially impacted. The cash flow impact across the three years from inventories and accounts payable was impacted by timing of inventory purchases and payments.

As shown in the table below, pension and postretirement plan contributions, cash activity related to restructuring, cash paid for income taxes and cash paid for interest also impacted comparability.

				DOLLAR CHANGE
MILLIONS	2013	2012	2011	2013	2012
Pensions and postretirement plan contributions	$80.0	$254.9	$156.6	$(174.9)	$98.3
Restructuring payments	120.6	72.7	25.1	47.9	47.6
Income tax payments	434.2	222.6	224.2	211.6	(1.6)
Interest payments	258.9	279.0	71.1	(20.1)	207.9

Of the pension and postretirement plan contributions shown in the previous table, $150 million and $100 million in 2012 and 2011, respectively, represented voluntary contributions to our U.S. pension plans. We made no voluntary contributions in 2013.

Non-recurring payments in 2013 related to certain liabilities assumed with the Champion acquisition and non-recurring payments in 2011 related to Nalco merger financial advisory service payments, a large Nalco lease payment and a payment on a customer agreement modification also impacted comparability.

Investing Activities

				DOLLAR CHANGE
MILLIONS	2013	2012	2011	2013	2012
Cash used for investing activities	$(2,087.7)	$(487.9)	$(2,024.3)	$(1,599.8)	$1,536.4

Cash used for investing activities is primarily impacted by the timing of business acquisitions and dispositions as well as from capital investments in the business.

Total cash paid for acquisitions, net of cash acquired, in 2013 and 2011 was $1.4 billion and $1.6 billion respectively. Total cash received from dispositions, net of acquisitions during 2012, was $88 million.

The Champion acquisition accounted for $1.3 billion of the acquisition activity in 2013. Other acquisitions in 2013 included Quimiproductos S.A. de C.V. and OOO Master Chemicals, which were added to our Global Industrial and Global Energy reportable segments, respectively. The net cash received from dispositions in 2012 was driven primarily by the sale of our Vehicle Care division. Partially offsetting this were the acquisitions of Esoform, InsetCenter, and Econ Indústria e Comércio de Produtos de Higiene e Limpeza Ltda., which were added to our Global Institutional, Other and Global Institutional reportable segments, respectively. The Nalco merger accounted for $1.3 billion of the acquisition activity in 2011. Other acquisitions in 2011 included the Cleantec business of Campbell Brothers Ltd. and O.R. Solutions, Inc., which were added to our Global Industrial and Global Institutional reportable segments, respectively.

We continue to target strategic business acquisitions which complement our growth strategy and expect to continue to make capital investments and acquisitions in the future to support our long-term growth. See Note 4 for further information on our business acquisition and disposition activity.

We continue to make capital investments in the business, including process control and process monitoring equipment, equipment used by our customers to dispense our products and manufacturing facilities. Total capital expenditures, including software, were $662 million, $608 million and $366 million in 2013, 2012 and 2011, respectively. The increase in capital expenditures from 2011 to 2012 was due primarily to investments in Nalco business units.

Financing Activities

				DOLLAR CHANGE
MILLIONS	2013	2012	2011	2013	2012
Cash provided by (used for) financing activities	$(292.6)	$(1,393.6)	$2,933.8	$1,101.0	$(4,327.4)

Our cash flows from financing activities primarily reflect the issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs.

Our 2013 financing activities included $900 million of long-term debt borrowings initiated in connection with the Champion transaction. Our 2013 financing activities also included the scheduled repayment of our 125 million Series A euro notes ($170 million) in December 2013, the redemption of debt acquired through the Champion transaction and repayment of $100 million of term loan borrowings. Net repayments of commercial paper and notes payable led to a net cash outflow of $278 million during 2013.

Our 2012 financing activities included $1,695 million of long-term debt repayments, primarily related to the redemption of Nalco’s senior notes in January 2012. Partially offsetting the debt repayment, we separately issued $500 million of senior notes in public debt offerings in August 2012 and December 2012. Net repayments of commercial paper and notes payable led to a net cash outflow of $387 million during 2012.

Our 2011 financing activities included the issuance of $3.75 billion of senior notes through a public debt offering completed in December 2011 and the issuance of $500 million of private placement senior notes, completed in November 2011. Our 2011 financing activities also included the scheduled repayment of our $150 million 6.875% notes and the repayment of $1.3 billion of long-term debt assumed as part of the Nalco merger. Net borrowings of commercial paper and notes payable led to net cash inflow of $907 million during 2011.

Shares are repurchased for the purpose of partially offsetting the dilutive effect of our equity compensation plans and stock issued in acquisitions and to efficiently return capital to shareholders.

Cash proceeds and tax benefits from stock option exercises provide a portion of the funding for repurchase activity. During 2013, 2012 and 2011, we had $308 million, $210 million and $690 million of share repurchases, respectively.

In September 2011, we announced a $1.0 billion share repurchase program, contingent upon closing the merger with Nalco. As part of this program, in December 2011, we entered into an accelerated share repurchase agreement (“ASR”) with a financial institution to repurchase $500 million of our common stock. Under the ASR, we received 8,330,379 shares of our common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company’s common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the accelerated share repurchase agreement we received an additional 122,314 shares of common stock, with no additional cash impact in 2012. The $1.0 billion share repurchase program was completed in the fourth quarter of 2013.

In December 2013, we increased our indicated annual dividend rate by 20%. This represents the 22nd consecutive year we have increased our dividend. We have paid dividends on our common stock for 77 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
2013	$0.2300	$0.2300	$0.2300	$0.2750	$0.9650
2012	0.2000	0.2000	0.2000	0.2300	0.8300
2011	0.1750	0.1750	0.1750	0.2000	0.7250

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2014, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions, with cash from operating activities, cash reserves available in the U.S. or in certain foreign jurisdictions and additional short-term and/or long-term borrowings. We continue to expect our operating cash flow to remain strong.

As of December 31, 2013, we had $339.2 million of cash and cash equivalents on hand, of which $306.1 million was held outside of the U.S. We have recorded deferred tax liabilities of $94.5 million and $68.3 million as of December 31, 2013 and 2012, respectively, for pre-acquisition foreign earnings associated with the Nalco merger and Champion acquisition that we intend to repatriate. These liabilities were recorded as part of the respective purchase price accounting of each transaction. We consider the remaining portion of our foreign earnings to be indefinitely reinvested in foreign jurisdictions and we have no intention to repatriate such funds. We continue to be focused on building our business in high growth global markets and these funds are available for use by our international operations. To the extent the remaining portion of the foreign earnings would be repatriated, such amounts would be subject to income tax or foreign withholding tax liabilities that may be fully or partially offset by foreign tax credits, both in the U. S. and in various applicable foreign jurisdictions.

As of December 31, 2013, we had a $1.5 billion multi-year credit facility, which expires in September 2016. In August 2013, our $500 million, 364 day credit facility expired and was not replaced. Our credit facility has been established with a diverse syndicate of banks. There were no borrowings under our credit facilities as of December 31, 2013 or 2012.

The credit facility supports our $1.5 billion U.S. commercial paper program, which was reduced to $1.5 billion from $2.0 billion following the expiration of our 364 day credit facility, and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $1.5 billion. As of December 31, 2013, we had $305 million in outstanding U.S. commercial paper, with an average annual interest rate of 0.3%, and no amounts outstanding under our European commercial paper program. As of December 31, 2013, both programs were rated A-2 by Standard & Poor’s and P-2 by Moody’s.

Additionally, we have other committed and uncommitted credit lines of $592 million with major international banks and financial institutions to support our general global funding needs. Approximately $451 million of these credit lines were undrawn and available for use as of year-end 2013.

In April 2013, in connection with the close of the Champion acquisition, we initiated term loan borrowings of $900 million and increased our commercial paper borrowings. The term loan bears interest at a floating base rate plus a credit rating based margin. The term loan can be repaid in part or in full at any time without penalty, but in any event must be repaid in full by April 2016. During 2013, we repaid $100 million of the term loan borrowings.

As of December 31, 2013, Standard & Poor’s and Moody’s rated our long-term credit at BBB+ (stable outlook) and Baa1 (negative outlook), respectively. A reduction in our long-term credit ratings could limit or preclude our ability to issue commercial paper under our current programs. A credit rating reduction could also adversely affect our ability to renew existing, or negotiate new, credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing additional term notes or bonds. In addition, we have the ability, at our option, to draw upon our $1.5 billion of committed credit facility prior to termination.

We are in compliance with our debt covenants and other requirements of our credit agreements and indentures.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year and interest obligations are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$51	$51	$—	$—	$—
Commercial paper	305	305	—	—	—
Long-term debt	6,536	501	3,042	750	2,243
Capital lease obligations	13	4	6	1	2
Operating leases	611	122	190	131	168
Interest*	1,971	212	358	238	1,163
Total contractual cash obligations	$9,487	$1,195	$3,596	$1,120	$3,576

*	Interest on variable rate debt was calculated using the interest rate at year-end 2013.

As of December 31, 2013, our gross liability for uncertain tax positions was $99 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2014, based on plan asset values as of December 31, 2013. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $53 million in 2014. These amounts have been excluded from the schedule of contractual obligations.

We lease certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $78 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America high deductible insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 13 for information on our operating leases. Through the normal course of business, we have established various joint ventures that have not been consolidated within our financial statements as we are not the primary beneficiary. The joint ventures help us to meet local ownership requirements, to more quickly achieve operational scale, to expand our ability to provide customers a more fully integrated offering or to provide other benefits to our business or customers. These entities have not been utilized as special purposes entities, which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

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

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2013 and 2012, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Global Environment

Approximately half of our sales are outside of the United States. Our international operations subject us to changes in economic conditions and foreign currency exchange rates as well as political uncertainty in some countries which could impact future operating results. During 2012 and 2013, economic conditions in Europe remained challenging. Certain countries in Europe and other developing countries continued to experience instability in credit markets, including diminished liquidity and credit availability as well as currency fluctuations which could negatively impact our customers located in these and other geographic areas. We currently do not foresee any specific credit or market risks that would have a significant impact to our results of operations. However, we continue to monitor economic and political trends within the global environment. The operating environment in Venezuela is discussed further in the following section.

Venezuela Foreign Currency Translation

Venezuela is a country with a highly inflationary economy under U.S. GAAP. As a result, the U.S. dollar is the functional currency for our subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by these subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings. On February 8, 2013, the Venezuelan government devalued its currency, the Bolivar Fuerte, resulting in a charge of $22.7 million ($16.1 million after tax), recorded within special (gains) and charges.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including our ability to mitigate the effect of any additional future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate. Sales and profit levels in Venezuela could also be impacted by any actions taken by the government aimed at controlling market prices. We expect that the ongoing impact related to measuring our Venezuelan statement of income at the exchange rate subsequent to the devaluation in February 2013, or future exchange rates, will not have a significant impact to our results of operations. During 2013, sales in Venezuela represented approximately 1% of our consolidated sales. Assets held in Venezuela at year end 2013 represented approximately 1% of our consolidated assets.

In 2013, the Venezuelan government created a new foreign exchange mechanism called the “Complimentary System of Foreign Currency Acquirement” (“SICAD”). It operates similar to an auction system and allows entities to bid for U.S. dollars to be used for specified transactions. We did not use the SICAD mechanism in 2013 nor have we made a decision if we intend to use the mechanism in the future.

Subsequent Events

In December 2013, subsequent to our fiscal year end for international operations, we completed the acquisition of Akzo Nobel N.V.’s Purate business. Pre-acquisition annual sales of the business are approximately $23 million.

In accordance with the Champion acquisition agreement, in January 2014, we made an additional payment of $86.4 million to Champion’s former stockholders as a result of increases in applicable gains and investment taxes after December 31, 2012. The amount is classified within other current liabilities as of December 31, 2013. For additional information on the Champion acquisition, see Note 4.

In February 2014, we repaid $100 million of term loan borrowings.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with U.S. GAAP. These non-GAAP measures include:

•                  Fixed currency sales

•                  Adjusted sales

•                  Pro forma sales

•                  Adjusted pro forma sales

•                  Pro forma fixed currency sales

•                  Adjusted pro forma fixed currency sales

•                  Acquisition adjusted fixed currency sales

•                  Adjusted gross margin

•                  Pro forma gross margin

•                  Adjusted pro forma gross margin

•                  Pro forma SG&A ratio

•                  Fixed currency operating income

•                  Adjusted operating income

•                  Pro forma operating income

•                  Adjusted pro forma operating income

•                  Pro forma fixed currency operating income

•                  Adjusted fixed currency operating income

•                  Adjusted pro forma fixed currency operating income

•                  Acquisition adjusted fixed currency operating income

•                  Adjusted net interest expense

•                  Adjusted tax rate

•                  Adjusted net income

•                  Adjusted diluted earnings per share

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

We include in special (gains) and charges items that are unusual in nature and significant in amount. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted sales, adjusted pro forma sales, adjusted fixed currency sales, adjusted pro forma fixed currency sales, adjusted gross margin, adjusted pro forma gross margin, adjusted operating income, adjusted fixed currency operating income, adjusted pro forma operating income, adjusted pro forma fixed currency operating income, adjusted net interest expense, adjusted net income and adjusted diluted earnings per share, which exclude special (gains) and charges and discrete tax items. The exclusion of special (gains) and charges and discrete tax items in such adjusted amounts help provide a better understanding of underlying business performance. In addition, to provide the most meaningful 2011 results of operations for statement of income data below operating income, such results have been presented excluding the 2011 post merger Nalco activity in our 2011 non-GAAP measures.

The adjusted tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amounts excluded do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales, fixed currency operating income and adjusted fixed currency operating income measures (and the 2011 pro forma equivalent for each) eliminate the impact of exchange rate fluctuations on our sales, adjusted sales, operating income and adjusted operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2013.

Acquisition adjusted growth rates generally exclude the results of any acquired business from the first twelve months post acquisition and exclude the results of divested businesses from the twelve months prior to divestiture. Champion is an exception. Due to the rapid pace at which the business is being fully integrated within our Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is not readily available post acquisition. As such, to allow for the most meaningful period-over-period comparison, specific to the Champion transaction, Champion’s results for 2012 and the period prior to acquisition in 2013 have been included for purposes of providing acquisition adjusted growth rates.

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

These non-GAAP measures are not in accordance with, or an alternative to U.S. GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the U.S. GAAP measures included in this MD&A and have provided reconciliations of reported U.S. GAAP amounts to the non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

•             scope, timing, costs, cash expenditures, timing of cash payments, benefits and headcount impact of our restructuring initiatives

•            utilization of recorded restructuring liabilities

•            Champion purchase price allocation adjustments

•            capital investments and stategic business acquisitions

•            share repurchases

•            impact of Venezuela currency remeasurement

•            payment of litigation settlement funds

•            payments under operating leases

•            borrowing capacity

•            global market risk

•            objective to improve credit rating

•            long-term potential of our business

•            impact of changes in exchange rates and interest rates

•            leveraging and simplifying global supply chain

•            losses due to concentration of credit risk

•            recognition of share-based compensation expense

•            future benefit plan payments

•            amortization expense

•            benefits of and synergies from the Champion and Nalco transactions

•            bad debt experiences and customer credit worthiness

•            disputes, claims and litigation

•            environmental contingencies

•            returns on pension plan assets

•            future cash flow and uses for cash

•            dividends

•            debt repayments

•            contributions to pension and postretirement healthcare plans

•            liquidity requirements and borrowing methods

•            impact of credit rating downgrade

•            impact of new accounting pronouncements

•            tax deductibility of goodwill

•            non performance of counterparties

•            timing of hedged transactions

•            income taxes, including loss carryforwards, unrecognized tax benefits and uncertain tax positions

Without limiting the foregoing, words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project” (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company’s expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2013, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	2011

Net sales (including special charges of $29.6 in 2011)	$13,253.4	$11,838.7	$6,798.5
Operating expenses
Cost of sales (including special charges of $43.2, $93.9 and $8.9 in 2013, 2012 and 2011, respectively)	7,240.1	6,483.5	3,475.6
Selling, general and administrative expenses	4,281.4	3,920.2	2,438.1
Special (gains) and charges	171.3	145.7	131.0
Operating income	1,560.6	1,289.3	753.8
Interest expense, net (including special charges of $2.5, $19.3 and $1.5 in 2013, 2012 and 2011, respectively)	262.3	276.7	74.2
Income before income taxes	1,298.3	1,012.6	679.6
Provision for income taxes	324.7	311.3	216.3
Net income including noncontrolling interest	973.6	701.3	463.3
Less: Net income (loss) attributable to noncontrolling interest (including special charges of $0.5 and $4.5 in 2013 and 2012, respectively)	5.8	(2.3)	0.8
Net income attributable to Ecolab	$967.8	$703.6	$462.5

Earnings attributable to Ecolab per common share
Basic	$3.23	$2.41	$1.95
Diluted	$3.16	$2.35	$1.91

Dividends declared per common share	$0.9650	$0.8300	$0.7250

Weighted-average common shares outstanding
Basic	299.9	292.5	236.9
Diluted	305.9	298.9	242.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	2013	2012	2011

Net income including noncontrolling interest	$973.6	$701.3	$463.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Foreign currency translation	(240.0)	4.8	34.0
Gain (loss) on net investment hedges	(11.4)	9.8	(9.5)
	(251.4)	14.6	24.5

Derivatives and hedging instruments	7.0	(0.1)	(10.2)

Pension and postretirement benefits
Current period net actuarial income (loss)	337.2	(184.0)	(113.2)
Pension and postretirement prior period service costs and benefits adjustments	(1.0)	21.8	2.6
Amortization of net actuarial loss and prior service costs included in net periodic pension and postretirement costs	46.7	31.0	23.3
	382.9	(131.2)	(87.3)
Subtotal	138.5	(116.7)	(73.0)

Total comprehensive income, including noncontrolling interest	1,112.1	584.6	390.3
Less: Comprehensive income (loss) attributable to noncontrolling interest	(10.2)	(4.2)	0.8
Comprehensive income attributable to Ecolab	$1,122.3	$588.8	$389.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$339.2	$1,157.8
Accounts receivable, net	2,568.0	2,225.1
Inventories	1,321.9	1,088.1
Deferred income taxes	163.0	205.2
Other current assets	306.3	215.8
Total current assets	4,698.4	4,892.0
Property, plant and equipment, net	2,882.0	2,409.1
Goodwill	6,862.9	5,920.5
Other intangible assets, net	4,785.3	4,044.1
Other assets	407.9	306.6
Total assets	$19,636.5	$17,572.3

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	$861.0	$805.8
Accounts payable	1,021.9	879.7
Compensation and benefits	571.1	518.8
Income taxes	80.9	77.4
Other current liabilities	953.8	771.0
Total current liabilities	3,488.7	3,052.7
Long-term debt	6,043.5	5,736.1
Postretirement health care and pension benefits	795.6	1,220.5
Other liabilities	1,899.3	1,402.9
Total liabilities	12,227.1	11,412.2
Equity(a)
Common stock	345.1	342.1
Additional paid-in capital	4,692.0	4,249.1
Retained earnings	4,699.0	4,020.6
Accumulated other comprehensive loss	(305.2)	(459.7)
Treasury stock	(2,086.6)	(2,075.1)
Total Ecolab shareholders’ equity	7,344.3	6,077.0
Noncontrolling interest	65.1	83.1
Total equity	7,409.4	6,160.1
Total liabilities and equity	$19,636.5	$17,572.3

(a)       Common stock, 800.0 million shares authorized, $1.00 par value, 301.1 million shares outstanding at December 31, 2013, 294.7 million shares outstanding at December 31, 2012. Shares outstanding are net of treasury stock.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2013	2012	2011

OPERATING ACTIVITIES
Net income including noncontrolling interest	$973.6	$701.3	$463.3
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation	514.2	468.2	331.4
Amortization	302.0	246.3	64.3
Deferred income taxes	(130.5)	(3.2)	41.7
Share-based compensation expense	69.6	65.8	39.9
Excess tax benefits from share-based payment arrangements	(36.6)	(50.1)	(13.7)
Pension and postretirement plan contributions	(80.0)	(254.9)	(156.6)
Pension and postretirement plan expense	142.4	114.6	83.1
Restructuring, net of cash paid	(39.8)	66.6	49.5
Venezuela currency devaluation	23.2	—	—
(Gain) loss on sale of businesses	1.9	(89.3)	—
Other, net	16.4	5.6	8.9
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(147.4)	(189.7)	(106.0)
Inventories	(30.5)	(2.0)	(36.1)
Other assets	(68.7)	18.6	(60.2)
Accounts payable	50.6	79.0	60.9
Other liabilities	(0.6)	26.2	(84.9)
Cash provided by operating activities	1,559.8	1,203.0	685.5

INVESTING ACTIVITIES
Capital expenditures	(625.1)	(574.5)	(341.7)
Capitalized software expenditures	(37.2)	(33.0)	(24.3)
Property and other assets sold	18.1	15.9	3.0
Businesses acquired and investments in affiliates, net of cash acquired	(1,437.7)	(43.0)	(1,633.2)
Divestiture of businesses	(8.3)	130.7	—
Deposit into indemnification escrow	(10.5)	(1.3)	(28.1)
Release from indemnification escrow	13.0	17.3	—
Cash used for investing activities	(2,087.7)	(487.9)	(2,024.3)

FINANCING ACTIVITIES
Net issuances (repayments) of commercial paper and notes payable	(278.3)	(387.3)	907.1
Long-term debt borrowings	900.1	1,001.2	4,238.7
Long-term debt repayments	(511.2)	(1,694.9)	(1,420.4)
Reacquired shares	(307.6)	(209.9)	(690.0)
Dividends paid	(218.1)	(306.8)	(162.9)
Exercise of employee stock options	97.0	163.7	89.0
Excess tax benefits from share-based payment arrangements	36.6	50.1	13.7
Acquisition related contingent consideration	(11.3)	—	—
Other, net	0.2	(9.7)	(41.4)
Cash provided by (used for) financing activities	(292.6)	(1,393.6)	2,933.8

Effect of exchange rate changes on cash and cash equivalents	1.9	(7.3)	6.3

Increase (decrease) in cash and cash equivalents	(818.6)	(685.8)	1,601.3
Cash and cash equivalents, beginning of year	1,157.8	1,843.6	242.3
Cash and cash equivalents, end of year	$339.2	$1,157.8	$1,843.6

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$434.2	$222.6	$224.2
Interest paid	258.9	279.0	71.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

	ECOLAB SHAREHOLDERS
				ACCUMULATED
		ADDITIONAL		OTHER		TOTAL ECOLAB	NON-
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY	SHAREHOLDERS’	CONTROLLING	TOTAL
MILLIONS	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	EQUITY	INTEREST	EQUITY

Balance December 31, 2010	$333.1	$1,310.2	$3,279.1	$(271.9)	$(2,521.3)	$ 2,129.2	$3.8	$2,133.0
Net income			462.5			462.5	0.8	463.3
Comprehensive income (loss) activity				(73.0)		(73.0)		(73.0)
Total comprehensive income						389.5	0.8	390.3
Cash dividends declared			(181.7)			(181.7)	(0.6)	(182.3)
Nalco merger		2,573.2			1,300.0	3,873.2	70.4	3,943.6
Stock options and awards	3.0	142.1			1.4	146.5		146.5
Reacquired shares		(44.7)			(645.3)	(690.0)		(690.0)
Balance December 31, 2011	336.1	3,980.8	3,559.9	(344.9)	(1,865.2)	5,666.7	74.4	5,741.1
Net income (loss)			703.6			703.6	(2.3)	701.3
Comprehensive income (loss) activity				(114.8)		(114.8)	(1.9)	(116.7)
Total comprehensive income (loss)						588.8	(4.2)	584.6
Cash dividends declared			(242.9)			(242.9)	(3.9)	(246.8)
Nalco merger		0.3				0.3	16.8	17.1
Stock options and awards	6.0	260.7			7.3	274.0		274.0
Reacquired shares		7.3			(217.2)	(209.9)		(209.9)
Balance December 31, 2012	342.1	4,249.1	4,020.6	(459.7)	(2,075.1)	6,077.0	83.1	6,160.1

Net income			967.8			967.8	5.8	973.6
Comprehensive income (loss) activity				154.5		154.5	(16.0)	138.5
Total comprehensive income (loss)						1,122.3	(10.2)	1,112.1
Cash dividends declared			(289.4)			(289.4)	(11.4)	(300.8)
Champion acquisition		258.1			284.9	543.0	3.6	546.6
Stock options and awards	3.0	184.8			11.2	199.0		199.0
Reacquired shares					(307.6)	(307.6)		(307.6)
Balance December 31, 2013	$345.1	$4,692.0	$4,699.0	$(305.2)	$(2,086.6)	$ 7,344.3	$65.1	$7,409.4

COMMON STOCK ACTIVITY

	2013		2012		2011
YEAR ENDED DECEMBER 31	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
(SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	342,106,581	(47,384,557)	336,088,243	(44,113,799)	333,141,410	(100,628,659)
Stock options, shares	2,206,661	254,680	5,430,997	208,239	2,946,833	93,771
Stock awards, net issuances	787,767	11,008	587,341	(21,257)		114,064
Champion acquisition		6,596,444
Nalco merger						68,316,283
Reacquired shares		(3,443,405)		(3,457,740)		(12,009,258)
Shares, end of year	345,101,009	(43,965,830)	342,106,581	(47,384,557)	336,088,243	(44,113,799)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (“Ecolab” or “the company”) is the global leader in water, hygiene and energy technologies and services that protect people and vital resources. The company delivers comprehensive programs and services to promote safe food, maintain clean environments, optimize water and energy use and improve operational efficiencies for customers in the food, energy, healthcare, industrial and hospitality markets in more than 170 countries.

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

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all subsidiaries in which the company has a controlling financial interest. Investments in companies, joint ventures or partnerships in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported using the equity method. International subsidiaries are included in the financial statements on the basis of their U.S. GAAP November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company’s consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Use of Estimates

The preparation of the company’s financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company’s critical accounting estimates include revenue recognition, valuation allowances and accrued liabilities, actuarially determined liabilities, restructuring, income taxes and long-lived assets, intangible assets and goodwill.

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

Foreign Currency Contracts and Derivatives - Exposure to credit risk is limited by internal policies and active monitoring of counterparty risks. In addition, the company selects a diversified group of major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased. The company’s cash and cash equivalents balance as of December 31, 2012 was comparably higher than its December 31, 2013 balance. The increased balance as of year end 2012 was due primarily to a buildup in cash in anticipation of the Champion acquisition which was completed in April 2013.

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

The company’s allowance for doubtful accounts balance also includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $14 million, $13 million and $12 million as of December 31, 2013, 2012 and 2011, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2013	2012	2011
Beginning balance	$73	$49	$45
Bad debt expense	28	37	15
Write-offs	(21)	(13)	(16)
Other(a)	1	—	5
Ending balance	$81	$73	$49

(a)	Other amounts are primarily the effects of changes in currency translations and the impact of allowance for returns and credits.

Inventory Valuations

Inventories are valued at the lower of cost or market. Certain U.S. inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 34% and 31% of consolidated inventories as of December 31, 2013 and 2012, respectively. All other inventory costs are determined using either the average cost or first-in, first-out (FIFO) methods. Inventory values at FIFO, as shown in Note 5, approximate replacement cost.

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

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 18 years for machinery and equipment and 3 to 10 years for merchandising and customer equipment and capitalized software. Total depreciation expense was $514 million, $468 million and $331 million for 2013, 2012 and 2011, respectively.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The company’s reporting units are its operating segments, which subsequent to the change in the company’s organizational model during the first quarter of 2013 are discussed below.

During the second quarter of 2013, the company completed its annual test for goodwill impairment. The company used a “step zero” qualitative test to assess eight of its ten reporting units. Qualitative testing evaluated factors including, but not limited to, economic, market and industry conditions, cost factors and the overall financial performance of the reporting unit. The estimated fair values for seven of the eight reporting units using “step zero” testing substantially exceeded their respective carrying values. While Global Energy had approximately 30% headroom due to the recent acquisition of Champion, the company considered “step zero” analysis to be sufficient due to continued strong qualitative indicators. Global Energy’s headroom before the Champion acquisition continued to increase since the prior year assessment. Based on the “step zero” analysis performed, the company noted no changes in events or circumstances which would have required the completion of the two-step quantitative goodwill impairment analysis for any of the assessed reporting units.

The company elected to utilize a “step one” quantitative test for Global Water and Global Paper given the lower headroom between fair value and carrying value at the previous year’s annual impairment test. These reporting units had lower headroom as they were acquired as part of the Nalco merger in December 2011. The headroom for these reporting units has continued to increase since the prior year assessment. Based on the “step one” testing performed, no impairment of goodwill was indicated, and the fair value for both reporting units now substantially exceed their respective carrying values.

If circumstances change significantly, the company would also test a reporting unit’s goodwill for impairment during interim periods between its annual tests. Based on the current performance of the company’s reporting units, updating the impairment testing during the second half of 2013 was not deemed necessary. There has been no impairment of goodwill since the adoption FASB guidance for goodwill and other intangibles on January 1, 2002.

The Nalco and Champion transactions resulted in the addition of $4.5 billion and $1.0 billion of goodwill, respectively. Subsequent performance of the reporting units holding the additional goodwill relative to projections used for the purchase price allocation of goodwill could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate significantly due to reasons that did not proportionately change fair value.

During 2012, the company added $23.2 million to goodwill through acquisitions completed in 2012 and $53.0 million through adjustments to Nalco’s initial fair value calculation. None of the goodwill acquired in 2012 is expected to be tax deductible. The company disposed $17.1 million of goodwill through the sale of its Vehicle Care division. Further details on the company’s acquisitions and dispositions are included in Note 4. The effect of foreign currency added $6.1 million to goodwill during 2012.

Effective in the first quarter of 2013, the company changed its reportable segments due to a change in its underlying organizational model designed to support the business following the Nalco merger and to facilitate global growth. The company did not operate under the realigned segment structure prior to 2013. The company’s new segment structure focuses on global businesses, with its ten operating units, which are also operating segments, aggregated into four reportable segments as follows:

•  Global Industrial consists of the Global Water, Global Food & Beverage, Global Paper and Global Textile Care operating units.

•  Global Institutional consists of the Global Institutional, Global Specialty and Global Healthcare operating units.

•  Global Energy consists of the Global Energy operating unit.

•  Other consists of the Global Pest Elimination and Equipment Care operating units.

Based on the changes in the company’s organizational model, the company has updated its goodwill allocation for December 31, 2012. The company finalized the allocation during the second quarter of 2013. No impairments were noted in connection with the goodwill allocation procedures performed.

The changes in the carrying amount of goodwill, under the organizational model implemented during the first quarter of 2013, for each of the company’s reportable segments are shown in the following table. As the company did not operate under the realigned reportable segment structure prior to 2013, goodwill activity by reportable segment prior to 2013 has not been provided.

The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

	GLOBAL	GLOBAL	GLOBAL
MILLIONS	INDUSTRIAL	INSTITUTIONAL	ENERGY	OTHER	TOTAL
December 31, 2012	$2,751.6	$720.6	$2,325.3	$123.0	$5,920.5
Current year business acquisitions(a)	33.9	—	1,037.9	—	1,071.8
Business divestiture	(2.1)	—	—	—	(2.1)
Effect of foreign currency translation	(53.9)	(14.0)	(57.0)	(2.4)	(127.3)
December 31, 2013	$2,729.5	$706.6	$3,306.2	$120.6	$6,862.9

(a)	For 2013, none of the goodwill acquired is expected to be tax deductible.

Other Intangible Assets

As part of the Nalco merger, the company added the “Nalco” trade name as an indefinite life intangible asset. During the second quarter of 2013, using the qualitative assessment method, the company completed its annual test for indefinite life intangible asset impairment. Based on this testing, no adjustment to the $1.2 billion carrying value of this asset was necessary. Additionally, based on the ongoing performance of its operating units, updating the impairment testing during the second half of 2013 was not deemed necessary. There has been no impairment of the Nalco trade name intangible asset since it was acquired.

Other intangible assets subject to amortization primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2013 and 2012.

The weighted-average useful life by type of amortizable asset at December 31, 2013 is as follows:

NUMBER OF YEARS

Customer relationships	14
Trademarks	15
Patents	14
Other technology	8

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

MILLIONS

2011	$62
2012	237
2013	293
2014	304
2015	301
2016	297
2017	293
2018	287

The increase in amortization from 2011 to 2013 is due primarily to the amortizable intangible assets acquired through the Nalco and Champion transactions.

Long-Lived Assets

The company periodically reviews its long-lived and amortizable intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of an asset. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value. In addition, the company periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization recorded in earnings. The company has not experienced significant changes in the carrying value or estimated remaining useful lives of its long-lived or amortizable intangible assets.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation associated with the retirement of tangible long-lived assets is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. The company’s asset retirement obligation liability was $10.5 million and $13.0 million, respectively, at December 31, 2013 and 2012.

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

Restructuring Activities

The company incurs net costs for restructuring activities associated with plans to enhance its efficiency and effectiveness and sharpen its competitiveness. These restructuring plans include net costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs and disposals. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs and disposals include leasehold improvement write-downs, other asset write-downs associated with combining operations and disposal of assets.

Revenue Recognition

The company recognizes revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. The company recognizes revenue on services as they are performed. While the company employs a sales and service team to ensure customer’s needs are best met in a high quality way, the vast majority of the company’s revenue is generated from product sales. Outside of the service businesses discussed in Note 17, any other services are either incidental to a product sale and not sold separately, or insignificant.

The company’s sales policies do not provide for general rights of return. Critical estimates used in recognizing revenue include the delay between the time that products are shipped, when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale. Depending on market conditions, the company may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. The majority of grants to retirement eligible recipients (age 55 with required years of service) are attributed to expense using the non-substantive vesting method and are fully expensed over a six month period following the date of grant. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2013	2012	2011
Net income attributable to Ecolab	$967.8	$703.6	$462.5
Weighted-average common shares outstanding
Basic	299.9	292.5	236.9
Effect of dilutive stock options, units and awards	6.0	6.4	5.2
Diluted	305.9	298.9	242.1
Earnings attributable to Ecolab per common share
Basic	$3.23	$2.41	$1.95
Diluted	$3.16	$2.35	$1.91
Anti-dilutive securities excluded from the computation of earnings per share	1.8	2.6	4.7

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

New Accounting Pronouncements

In December 2011, the FASB issued a final standard on balance sheet offsetting disclosures. A clarification in the scope of the final standard was issued in January 2013 and requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The company adopted this guidance effective January 1, 2013. See Note 8 for applicable disclosures.

In July 2012, the FASB amended its guidance on testing of indefinite-lived intangible assets for impairment. Under the amended guidance, companies may perform a qualitative assessment to determine whether further impairment testing is necessary. The guidance for indefinite-lived intangible assets is effective for annual and interim tests performed for fiscal years beginning after September 15, 2012, with an option for early adoption. The company applied the amended guidance to the impairment testing of indefinite life intangible assets during the second quarter of 2013. The adoption of this guidance did not have an impact on the company’s financial statements.

In February 2013, the FASB issued a final standard on the reporting of amounts reclassified out of accumulated other comprehensive income. The guidance was issued to improve the reporting of reclassifications out of AOCI. The company adopted this guidance effective January 1, 2013. See Note 9 for applicable disclosures.

In March 2013, the FASB issued a final standard to resolve diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investments in a foreign entity. In addition, the standard resolves diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The guidance is effective prospectively for fiscal years and interim periods beginning after December 15, 2013. Upon adoption the company does not expect a significant impact to future financial statements.

No other new accounting pronouncements issued or effective have had or are expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL (GAINS) AND CHARGES

Special (gains) and charges reported on the Consolidated Statement of Income included the following:

MILLIONS	2013	2012	2011

Net sales
Customer agreement modification	$—	$—	$29.6
Cost of sales
Restructuring charges	6.6	22.7	5.3
Recognition of Champion inventory fair value step-up	36.6	—	—
Recognition of Nalco inventory fair value step-up	—	71.2	3.6
Subtotal	43.2	93.9	8.9
Special (gains) and charges
Restructuring charges	83.4	116.6	69.0
Champion acquisition and integration costs	49.7	18.3	—
Nalco merger and integration costs	18.6	70.9	57.7
Venezuela currency devaluation	23.2	—	—
Gain on sale of businesses, litigation related charges and other	(3.6)	(60.1)	4.3
Subtotal	171.3	145.7	131.0
Operating income subtotal	214.5	239.6	169.5
Interest expense, net
Acquisition debt costs	2.5	1.1	1.5
Debt extinguishment costs	—	18.2	—
Subtotal	2.5	19.3	1.5
Net income attributable to noncontrolling interest
Venezuela currency devaluation	(0.5)	—	—
Recognition of Nalco inventory fair value step-up	—	(4.5)	—
Subtotal	(0.5)	(4.5)	—
Total special (gains) and charges	$216.5	$254.4	$171.0

For segment reporting purposes, special (gains) and charges are included in the Corporate segment, which is consistent with the company’s internal management reporting.

Restructuring charges

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain related severance and other asset write-downs associated with combining operations. Restructuring liabilities have been classified as a component of both other current and other noncurrent liabilities on the Consolidated Balance Sheet.

Energy Restructuring Plan

In April 2013, following the completion of the acquisition of Champion, the company commenced plans to undertake restructuring and other cost-saving actions to realize its acquisition related cost synergies as well as streamline and strengthen Ecolab’s position in the fast growing global energy market (the “Energy Restructuring Plan”). Actions associated with the acquisition to improve the effectiveness and efficiency of the business include a reduction of the combined business’s current global workforce by approximately 500 positions. A number of these reductions are expected to be achieved through eliminating open positions and attrition. The company also anticipates leveraging and simplifying its global supply chain, including the reduction of plant and distribution center locations and product line optimization, as well as the reduction of other redundant facilities.

The pre-tax restructuring charges under the Energy Restructuring Plan are expected to be approximately $80 million ($55 million after tax). The restructuring is expected to be completed by the end of 2015. The company anticipates that approximately $60 million of the $80 million pre-tax charges will represent cash expenditures. The remaining pre-tax charges represent estimated asset write-downs and disposals. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of activities under the Energy Restructuring Plan, the company recorded restructuring charges of $27.4 million ($19.4 million after tax) during 2013.

Restructuring charges and activity related to the Energy Restructuring Plan since inception of the underlying actions include the following:

	Energy Restructuring Plan
	EMPLOYEE
	TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	TOTAL
2013 Activity
Recorded expense and accrual	$22.9	$3.6	$0.9	$27.4
Cash payments	(16.7)	—	(0.8)	(17.5)
Non-cash charges	—	(3.6)	—	(3.6)
Effect of foreign currency translation	0.6	—	—	0.6
Restructuring liability
December 31, 2013	$6.8	$—	$0.1	$6.9

Cash payments under the Energy Restructuring Plan during 2013 were $17.5 million. The majority of cash payments under this Plan are related to severance, with the current accrual expected to be paid over the next twelve months.

Combined Restructuring Plan

In February 2011, the company commenced a comprehensive plan to substantially improve the efficiency and effectiveness of its European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been and will continue to be undertaken outside of Europe (collectively, the “2011 Restructuring Plan”). Total anticipated charges from this Plan from 2011 through 2013 were expected to be $150 million ($125 million after tax). Through 2012, $134 million of charges ($100 million after tax) were incurred.

In January 2012, following the merger with Nalco, the company formally commenced plans to undertake restructuring actions related to the reduction of its global workforce and optimization of its supply chain and office facilities, including planned reductions of plant and distribution center locations (the “Merger Restructuring Plan”). Total anticipated charges from 2012 through 2013 were expected to be $180 million ($120 million after tax), under this Plan. Through 2012, $80 million of charges ($59 million after tax) were incurred.

During the first quarter of 2013, as the company considered opportunities to enhance the efficiency and effectiveness of its operations, it determined that because the objectives of the plans discussed above were aligned, the previously separate restructuring plans should be combined into one plan.

The combined restructuring plan (the “Combined Plan”) combines opportunities and initiatives from both plans and continues to follow the original format of the Merger Restructuring Plan by focusing on global actions related to optimization of the supply chain and office facilities, including reductions of plant and distribution center locations and the global workforce. After combining the plans and through the completion of the Combined Plan, the company expects to incur total pretax restructuring charges of approximately $100 million ($70 million after tax), of which $63.6 million ($48.3 million after tax) was incurred in 2013, with the remaining expected to be substantially incurred in 2014.

The company anticipates that substantially all of the remaining Combined Plan pre-tax charges will represent net cash expenditures.

Restructuring charges and activity related to the Combined Plan since inception of the underlying actions include the following:

	Combined Plan
	EMPLOYEE
	TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	TOTAL
2011 Activity
Recorded expense and accrual	$67.1	$0.5	$7.1	$ 74.7
Cash payments	(22.5)	—	(2.6)	(25.1)
Non-cash charges	—	(0.5)	—	(0.5)
Effect of foreign currency translation	(2.2)	—	—	(2.2)
Restructuring liability December 31, 2011	42.4	—	4.5	46.9
2012 Activity
Recorded expense and accrual	126.1	3.2	10.1	139.4
Cash payments	(62.0)	—	(3.3)	(65.3)
Non-cash charges	—	(3.2)	(3.9)	(7.1)
Effect of foreign currency translation	(0.7)	—	—	(0.7)
Restructuring liability December 31, 2012	105.8	—	7.4	113.2

2013 Activity
Recorded expense and accrual	55.0	(4.9)	13.5	63.6
Net cash payments	(97.7)	9.1	(13.2)	(101.8)
Non-cash charges	—	(4.2)	(0.4)	(4.6)
Effect of foreign currency translation	2.8	—	—	2.8
Restructuring liability December 31, 2013	$65.9	$—	$7.3	$ 73.2

Asset disposals for 2013 include gains of $7.4 million from the sales of facilities during the second half of 2013.

Net cash payments under the Combined Plan were $101.8 million, $65.3 million and $25.1 million for 2013, 2012 and 2011, respectively. The majority of cash payments under the Combined Plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters.

Nalco Restructuring Plan

Prior to the Nalco merger, Nalco conducted various restructuring programs to redesign and optimize its business and work processes (the “Nalco Restructuring Plan”). As part of the Nalco merger, Ecolab assumed the Nalco Restructuring Plan liability balance of $10.6 million, which was primarily related to accrued severance and termination benefits. As of December 31, 2013 and 2012, the remaining liability balance related to the Nalco Restructuring Plan was $1.1 million and $3.4 million, respectively. Cash payments during 2013 and 2012 related to this Plan were $1.3 million and $7.4 million, respectively. The company expects to substantially utilize the remaining liability by the end of 2014.

Non-restructuring special (gains) and charges

Champion acquisition costs

As a result of the company’s efforts to acquire Champion and the resulting post acquisition integration costs, the company incurred charges of $88.8 million ($61.4 million after tax) and $19.4 million ($16.7 million after tax), during 2013 and 2012, respectively.

Champion acquisition and integration related costs have been included as a component of cost of sales, special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts within cost of sales include the recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis, and Champion U.S. inventory which is associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts included in special (gains) and charges include acquisition costs, advisory and legal fees and integration charges. Amounts included in net interest expense include the interest expense through the April 2013 close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition. Further information related to the Champion acquisition is included in Note 4.

Nalco merger and integration costs

As a result of the Nalco merger completed in 2011 the company incurred charges of $18.6 million ($14.2 million after tax), $155.8 million ($113.7 million after tax) and $62.8 million ($45.6 million after tax), during 2013, 2012 and 2011, respectively.

Nalco merger and integration charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger. Further information related to the Nalco merger is included in Note 4.

Venezuelan currency devaluation

On February 8, 2013, the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, during 2013, the company recorded a charge of $22.7 million ($16.1 million after tax), due to the remeasurement of the local balance sheet. As a result of the ownership structure in place in Venezuela, the company also reflected the impact of the devaluation as a component of net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income.

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

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Ecolab makes acquisitions that align with the company’s strategic business objectives. The assets and liabilities of the acquired entities have been recorded as of the acquisition date, at their respective fair values, and consolidated with the company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The results of operations related to each acquired entity have been included in the results of the company from the date each entity was acquired. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

Champion Acquisition

In October 2012, the company entered into an agreement and plan of merger to acquire Champion. Based in Houston, Texas, Champion is a global energy specialty products and services company delivering its offerings to the oil and gas industry.

In November 2012, the company amended the acquisition agreement to provide that Champion’s downstream business would not be acquired by the company. Further, in April 2013, the company entered into a consent agreement with the U.S. Department of Justice under which the company agreed to take certain steps designed to ensure continued independent competition utilizing Champion technology for certain U.S. deepwater Gulf of Mexico products and services. The amendment and consent agreement discussed above did not significantly impact the value of the acquisition transaction. On April 10, 2013, the company completed its acquisition of Champion. Champion’s sales for the business acquired by the company were approximately $1.3 billion in 2012. The business became part of the company’s Global Energy reportable segment in the second quarter of 2013.

Pursuant to the terms of the acquisition agreement, the consideration transferred as of December 31, 2013 to acquire all of Champion’s stock was as follows:

MILLIONS, EXCEPT PER SHARE

Cash consideration	$1,425.3
Stock consideration
Ecolab shares issued at closing	6.6
Ecolab’s closing stock price on April 10, 2013	$82.31
Total fair value of stock consideration	$543.0
Total fair value of cash and stock consideration	$1,968.3

The company deposited approximately $100 million of the above stock consideration in an escrow account to fund post-closing adjustments to the consideration and covenant and other indemnification obligations of the acquired entity’s former stockholders for a period of two years following the effective date of the acquisition.

The company incurred certain acquisition and integration costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statement of Income. A total of $88.8 million and $19.4 million was incurred during 2013 and 2012, respectively. Amounts included in cost of sales are related to recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis, and Champion U.S. inventory which is associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts included in special (gains) and charges are related to acquisition costs, advisory and legal fees and integration costs. Amounts included in net interest expense are related to interest expense through the close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as fees to secure term loans and short-term debt.

The company funded the initial cash component of the merger consideration through a $900 million unsecured term loan, initiated in April 2013, the proceeds from the December 2012 issuance of $500 million 1.450% senior notes and commercial paper borrowings backed by its syndicated credit facility. See Note 6 for further discussion on the company’s debt.

The Champion acquisition has been accounted for using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Certain estimated values are not yet finalized and are subject to change, which could be significant.

The company has finalized the majority of the purchase price allocation adjustments as of December 31, 2013. Amounts for certain contingent liabilities, certain deferred tax assets and liabilities, income tax uncertainties, certain property, plant and equipment valuations, an estimated indemnification receivable, and goodwill remain subject to change. The company will finalize the amounts recognized as information necessary to complete the analysis is obtained. The company expects to finalize remaining purchase price allocation adjustments no later than one year from the acquisition date.

The following table summarizes the value of Champion assets acquired and liabilities assumed as of the acquisition date. Also summarized in the table, subsequent to the acquisition, net adjustments of $37.1 million have been made to the preliminary purchase price allocation of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill.

	PRELIMINARY	2013	UPDATED
	ALLOCATION	ADJUSTMENTS	ALLOCATION
	AT ACQUISITION	TO FAIR	AT DECEMBER
MILLIONS	DATE	VALUE	31, 2013

Current assets	$593.9	$(1.6)	$592.3
Property, plant and equipment	369.3	(11.5)	357.8
Other assets	30.5	(14.3)	16.2
Identifiable intangible assets
Customer relationships	840.0	—	840.0
Trademarks	120.0	—	120.0
Other technology	36.5	—	36.5
Total assets acquired	1,990.2	(27.4)	1,962.8
Current liabilities	418.2	(8.7)	409.5
Long-term debt	70.8	—	70.8
Net deferred tax liability	420.3	7.1	427.4
Noncontrolling interests and other liabilities	17.1	13.4	30.5
Total liabilities and noncontrolling interests assumed	926.4	11.8	938.2
Goodwill	993.0	37.1	1,030.1
Total aggregate purchase price	2,056.8	(2.1)	2,054.7
Future consideration payable to sellers	(83.9)	(2.5)	(86.4)
Total consideration transferred	$1,972.9	$(4.6)	$1,968.3

The adjustments to the purchase price allocation during 2013 primarily relate to an estimated indemnification receivable, income tax liabilities, contingent liabilities, updated property, plant and equipment values and deferred taxes. The $4.6 million adjustment to the consideration transferred relates to post-acquisition working capital adjustments.

In accordance with the acquisition agreement, except under limited circumstances, the company was required to pay an additional amount in cash, up to $100 million in the aggregate, equal to 50% of the incremental tax on the merger consideration as a result of increases in applicable gains and investment taxes after December 31, 2012. Such additional payment was due on January 31, 2014, and was based on 2013 tax rates in effect on January 1, 2014. In January 2014, subsequent to the company’s year end, an additional payment of $86.4 million was made to the acquired entity’s former stockholders. The balance was classified within other current liabilities as of December 31, 2013.

The customer relationships, trademarks and other technology are being amortized over weighted average lives of 14, 12 and 7 years, respectively. In process research and development associated with the Champion acquisition was not significant.

Goodwill is calculated as the excess of consideration transferred over the fair value of identifiable net assets acquired and represents the expected synergies and other benefits of combining the operations of Champion with the operations of the company’s existing Global Energy business. Key areas of cost synergies include leveraging and simplifying the global supply chain, including the reduction of plant and distribution center locations and product line optimization, as well as the reduction of other redundant facilities.

The results of Champion’s operations have been included in the company’s consolidated financial statements since the close of the acquisition in April 2013. Due to the rapid pace at which the business is being fully integrated with the company’s Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is not readily available post acquisition.

Based on applicable accounting and reporting guidance, the Champion acquisition is not material to the company’s consolidated financial statements; therefore, pro forma financial information has not been presented.

Nalco merger

On December 1, 2011, the company completed its merger with Nalco, the world’s leading water treatment and process improvement company. Based in Naperville, Illinois, Nalco provides water management sustainability offerings focused on industrial, energy and institutional market segments. Nalco’s programs are used in water treatment applications to prevent corrosion, contamination and buildup of harmful deposits and to extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers’ end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases. Effective with the Nalco merger, the company added Nalco’s three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments. Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively. Effective in the first quarter of 2013, the Global Water and Global Paper individual reportable segments were aggregated with the Global Food & Beverage and Global Textile Care operating units forming the Global Industrial reportable segment. Further information related to the recast of the company’s reportable segments is included in Notes 2 and 17.

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

The final consideration transferred to acquire all of Nalco’s stock was as follows:

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

The company incurred certain merger and integration costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statements of Income. A total of $18.6 million, $155.8 million and $62.8 million were incurred during 2013, 2012 and 2011, respectively. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger.

The company initially financed the merger through commercial paper borrowings backed by its $1.5 billion, 5 year credit facility and a $2.0 billion 364 day credit facility the company had in place at the close of the merger, as well as through proceeds from its $500 million private placement senior notes. See Note 6 for further discussion on the company’s debt. The company also issued 68.3 million shares of Ecolab common stock as part of the merger transaction. In addition, certain outstanding Nalco equity compensation awards were converted into Ecolab equity compensation awards of which the consideration portion was $73.5 million. See Notes 10 and 11 for further discussion on equity and equity compensation, respectively.

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

The following table provides unaudited pro forma net sales and reported results of operations for the year ended December 31, 2011, assuming the Nalco merger had been completed on January 1, 2010. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, supportable and expected to have a continuing impact on the combined results. The unaudited pro forma results do not include any anticipated cost savings from operating efficiencies or synergies that could result from the merger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the merger been completed on January 1, 2010, nor are they indicative of future operating results of the combined company.

MILLIONS	2011
(unaudited)
Net sales	$11,283.9
Net income attributable to Ecolab	665.5
Earnings attributable to Ecolab per common share
Basic	2.22
Diluted	2.17

Other significant acquisition activity

Subsequent Event Activity

In April 2013, the company entered into an agreement to acquire Akzo Nobel N.V.’s Purate business which specializes in global antimicrobial water treatment. With 2012 revenues of approximately $23 million, the Purate business provides patented, proprietary chlorine dioxide generation programs for use in a wide array of water treatment applications. In December 2013, subsequent to the company’s fiscal year end for international operations, the company completed the acquisition of Purate. Beginning in the first quarter of 2014, the business will become part of the company’s Global Industrial reportable segment.

2013 Activity

In January 2013, the company completed the acquisition of Mexico-based Quimiproductos S.A. de C.V. (“Quimiproductos”), a wholly-owned subsidiary of Fomento Economico Mexicano, S.A.B. de C.V. (commonly known as FEMSA). Quimiproductos produces and supplies cleaning, sanitizing and water treatment goods and services to breweries and beverage companies located in Mexico and Central and South America. Pre-acquisition annual sales of the business were approximately $43 million. Approximately $8 million of the purchase price was placed in an escrow account for potential indemnification purposes related to general representations and warranties. The business became part of the company’s Global Industrial reportable segment during the first quarter of 2013.

In April 2013, the company completed the acquisition of Russia-based OOO Master Chemicals (“Master Chemicals”). Master Chemicals sells oil field chemicals to oil and gas producers located throughout Russia and parts of the Ukraine. Pre-acquisition annual sales of the business were approximately $29 million. The business became part of the company’s Global Energy reportable segment during the second quarter of 2013.

2012 Activity

In December 2011, subsequent to the company’s fiscal year end for international operations, the company completed the acquisition of Esoform SpA, an independent Italian healthcare manufacturer focused on infection prevention and personal care. Based outside of Venice, Italy, with pre-acquisition annual sales of approximately $12 million, the business is included in the company’s Global Institutional reportable segment.

Also in December 2011, the company completed the acquisition of the InsetCenter pest elimination business in Brazil. Pre-acquisition annual sales of the acquired business were approximately $6 million. The business operations and staff have been integrated with the company’s existing Brazil Pest Elimination business, and is included in the company’s Other reportable segment.

In March 2012, the company acquired Econ Indústria e Comércio de Produtos de Higiene e Limpeza Ltda., a provider of cleaning and sanitizing products and services to the Brazilian foodservice industry. Based in Sao Paulo, Brazil, its pre-acquisition annual sales were approximately $9 million. The business operations have been integrated within the company’s existing Brazil Institutional business and its results are part of the company’s Global Institutional reportable segment.

2011 Activity

In December 2010, subsequent to the company’s fiscal year end for international operations, the company completed the purchase of the assets of Cleantec located in Brisbane, Queensland, Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, foodservice, hospitality and textile care markets. The business, which had pre-acquisition annual sales of approximately $55 million, is included in the company’s Global Industrial reportable segment. The total purchase price was approximately $43 million, of which $2 million was placed in an escrow account for potential indemnification purposes. During the third quarter of 2012, the $2 million escrow balance was paid to the seller.

In March 2011, the company closed on the purchase of the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. The business, which had pre-acquisition annual sales of approximately $55 million, is included in the company’s Global Institutional reportable segment. The total purchase price was approximately $260 million, of which $26 million was placed in an escrow account for potential indemnification purposes related to general representations and warranties. During the third quarter of 2012, $13 million of the escrow balance was paid to the seller. The remaining $13 million escrow balance was paid to the seller in the first quarter of 2013.

Other Significant Acquisition Summary

Excluding the Nalco merger, the pro forma impact of all other acquisitions during 2013, 2012, and 2011 was not material to the company’s consolidated financial statements; therefore pro forma financial information is not presented. Based upon purchase price allocations, excluding the Champion and Nalco transactions which are shown previously in this note, the components of the aggregate purchase prices of 2013, 2012 and 2011 acquisitions are shown in the following table. The 2013 contingent consideration activity relates to payments on legacy Nalco acquisitions. The 2012 and 2011 contingent consideration relates to immaterial acquisitions completed during those years.

MILLIONS	2013	2012	2011

Net tangible assets acquired (liabilities assumed)	$(2.8)	$(1.0)	$58.6
Identifiable intangible assets
Customer relationships	58.8	8.4	145.5
Patents	1.4	2.8	0.3
Trademarks	—	0.5	11.2
Other technology	1.0	0.3	8.4
Total intangible assets	61.2	12.0	165.4
Goodwill	41.7	23.3	94.3
Total aggregate purchase price	100.1	34.3	318.3
Contingent consideration	11.3	(2.6)	(5.0)
Liability for indemnification	2.4	16.0	(28.1)
Net cash paid for acquisitions	$113.8	$47.7	$285.2

Excluding the Champion and Nalco transactions, the weighted average useful lives of intangible assets acquired was 13 years as of December 31, 2013, 2012 and 2011.

Dispositions

In August 2013, the company sold substantially all the equipment design and build business of its Mobotec air emissions control business. The Mobotec equipment design and build business had 2012 sales of approximately $27 million, which were within the company’s Global Industrial reportable segment. The company has retained Mobotec’s chemical business.

In December 2012, the company completed the sale of its Vehicle Care division for $116.9 million, resulting in a gain of $76.3 million, recorded in special (gains) and charges. Vehicle Care sales were approximately $65 million in 2011, and were included in the company’s Other reportable segment. Net cash proceeds were used to repay debt and for general corporate purposes.

During the third quarter of 2012, the company received additional payments of $13.0 million related to the sale of an investment in a U.S. business, originally sold prior to 2012. The corresponding gain of $13.0 million recognized during the third quarter of 2012 was recorded in special (gains) and charges.

The company had no business dispositions in 2011.

5. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2013	2012

Accounts receivable, net
Accounts receivable	$2,648.9	$2,298.3
Allowance for doubtful accounts	(80.9)	(73.2)
Total	$2,568.0	$2,225.1
Inventories
Finished goods	$953.3	$774.3
Raw materials and parts	391.0	338.3
Inventories at FIFO cost	1,344.3	1,112.6
Excess of FIFO cost over LIFO cost	(22.4)	(24.5)
Total	$1,321.9	$1,088.1
Property, plant and equipment, net
Land	$191.4	$158.9
Buildings and improvements	666.0	562.1
Leasehold improvements	87.9	80.5
Machinery and equipment	1,677.5	1,281.2
Merchandising and customer equipment	1,802.8	1,812.5
Capitalized software	435.4	385.7
Construction in progress	291.6	207.2
	5,152.6	4,488.1
Accumulated depreciation	(2,270.6)	(2,079.0)
Total	$2,882.0	$2,409.1
Other intangible assets, net
Cost of intangible assets not subject to amortization:
Trade names	$1,230.0	$1,230.0
Cost of intangible assets subject to amortization:
Customer relationships	$3,455.6	$2,588.6
Trademarks	308.1	185.2
Patents	425.6	414.7
Other technology	210.2	174.8
	4,399.5	3,363.3
Accumulated amortization:
Customer relationships	(594.9)	(373.1)
Trademarks	(70.4)	(51.2)
Patents	(95.7)	(65.6)
Other technology	(83.2)	(59.3)
Total	$4,785.3	$4,044.1
Other assets
Deferred income taxes	$54.5	$51.0
Deferred financing costs	31.7	40.8
Pension	90.2	7.0
Other	231.5	207.8
Total	$407.9	$306.6

DECEMBER 31 (MILLIONS)	2013	2012

Other current liabilities
Discounts and rebates	$263.2	$244.4
Dividends payable	82.8	—
Interest payable	19.6	19.5
Taxes payable, other than income	115.3	97.3
Derivative liabilities	14.2	9.9
Restructuring	68.3	116.6
Future consideration payable to Champion sellers	86.4	—
Other	304.0	283.3
Total	$953.8	$771.0
Other liabilities
Deferred income taxes	$1,661.3	$1,174.2
Income taxes payable - noncurrent	90.2	81.5
Restructuring	12.9	—
Other	134.9	147.2
Total	$1,899.3	$1,402.9
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments, net of tax	$(6.6)	$(13.6)
Unrecognized pension and postretirement benefit expense, net of tax	(235.0)	(613.8)
Cumulative translation, net of tax	(63.6)	167.7
Total	$(305.2)	$(459.7)

6. DEBT AND INTEREST

The following table provides the components of the company’s short-term debt obligations, along with applicable interest rates as of December 31, 2013 and 2012:

MILLIONS,	2013		2012
EXCEPT INTEREST RATES		AVERAGE		AVERAGE
		INTEREST		INTEREST
	PAYABLE	RATE	PAYABLE	RATE

Short-term debt
Commercial paper	$304.8	0.34%	$593.7	0.46%
Notes payable	50.9	9.43%	44.5	10.04%
Long-term debt, current maturities	505.3		167.6
Total	$861.0		$805.8

As of December 31, 2013, the company has in place a $1.5 billion multi-year credit facility, which expires in September 2016. During 2011, the company entered into a $2.0 billion, 364 day credit facility. In April 2012, the company reduced its 364 day credit facility from $2.0 billion to $1.0 billion. In August 2012, the company replaced the $1.0 billion 364 day credit facility, which was to expire in September 2012, with a $500 million 364 day credit facility. In August 2013, the company’s $500 million, 364 day credit facility expired and was not replaced. The company’s $1.5 billion facility in place as of December 31, 2013 has been established with a diverse syndicate of banks. No amounts were outstanding under any of these agreements at year end 2013 or 2012.

The credit facility supports the company’s U.S. commercial paper program, which was reduced to $1.5 billion subsequent to the expiration of the 364 day credit facility discussed above, and the company’s $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $1.5 billion. The company had $305 million and $594 million in outstanding U.S. commercial paper at December 31, 2013 and 2012, respectively. The company had no commercial paper outstanding under its European program at December 31, 2013 or 2012. As of December 31, 2013, the company’s short-term borrowing program was rated A-2 by Standard & Poor’s and P-2 by Moody’s.

The following table provides the components of the company’s long-term debt obligations, along with applicable interest rates as of December 31, 2013 and 2012:

MILLIONS, EXCEPT INTEREST RATES			2013			2012
			AVERAGE	EFFECTIVE		AVERAGE	EFFECTIVE
	MATURITY	CARRYING	INTEREST	INTEREST	CARRYING	INTEREST	INTEREST
	BY YEAR	VALUE	RATE	RATE	VALUE	RATE	RATE

Long-term debt
Description / 2013 Principal Amount
Series A private placement senior notes (0 euro)	2013	$—			$162.3	4.36%	4.51%
Series B private placement senior notes (175 million euro)	2016	237.8	4.59%	4.67%	227.3	4.59%	4.67%
Seven year 2008 senior notes ($250 million)	2015	249.7	4.88%	4.99%	249.4	4.88%	4.99%
Series A private placement senior notes ($250 million)	2018	250.0	3.69%	5.15%	250.0	3.69%	5.15%
Series B private placement senior notes ($250 million)	2023	250.0	4.32%	4.32%	250.0	4.32%	4.32%
Three year 2011 senior notes ($500 million)	2014	499.9	2.38%	2.40%	499.8	2.38%	2.40%
Five year 2011 senior notes ($1.25 billion)	2016	1,248.6	3.00%	3.04%	1,248.1	3.00%	3.04%
Ten year 2011 senior notes ($1.25 billion)	2021	1,249.3	4.35%	4.36%	1,249.3	4.35%	4.36%
Thirty year 2011 senior notes ($750 million)	2041	742.8	5.50%	5.53%	742.3	5.50%	5.53%
Three year 2012 senior notes ($500 million)	2015	499.9	1.00%	1.02%	499.8	1.00%	1.02%
Five year 2012 senior notes ($500 million)	2017	499.7	1.45%	1.47%	499.6	1.45%	1.47%
Term loan ($800 million)	2016	800.0	1.33%	1.33%	—
Capital lease obligations		12.7			13.8
Other		8.4			11.7
Total debt		6,548.8			5,903.7
Long-term debt, current maturities		(505.3)			(167.6)
Total long-term debt		$6,043.5			$5,736.1

Term Loans

In November 2012, the company entered into a $900 million term loan credit agreement with various banks. In April 2013, in connection with the close of the Champion transaction, the company initiated term loan borrowings of $900 million. Under the agreement, the term loan bears interest at a floating base rate plus a credit rating based margin. The term loan can be repaid in part or in full at any time without penalty, but in any event must be repaid in full by April 2016. In September 2013, the company repaid $100 million of term loan borrowings. Further information related to the Champion acquisition is included in Note 4. In February 2014, subsequent to the company’s year end, it repaid $100 million of term loan borrowings.

Public Notes

In December 2012, in a public offering, the company issued $500 million of debt securities that mature in 2017 at a rate of 1.45%. The proceeds were used to finance a portion of the cash consideration paid in connection with the Champion acquisition.

In August 2012, in a public offering, the company issued $500 million of debt securities that mature in 2015 at a rate of 1.00%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

In December 2011, the company issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities. Interest rates range from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper, which was issued to fund a portion of the cash component of the Nalco merger, repay the Nalco term loans and fund share repurchases.

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

As of December 31, 2013, the company has outstanding euro 175 million ($238 million as of December 31, 2013) aggregate principal amount of the company’s private placement senior notes, consisting of 4.59% Series B Senior Notes, due 2016, pursuant to a Note Purchase Agreement dated July 26, 2006. The euro 125 million 4.36% Series A Senior Notes were repaid in December 2013 when they became due.

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

Covenants, Other Repayments and Net Interest Expense

The company is in compliance with all covenants at December 31, 2013.

In January 2012, the company redeemed $1.7 billion of Nalco senior notes, which were assumed in 2011 as part of the merger. As of December 31, 2011, the Nalco senior notes were fully and unconditionally guaranteed by certain Nalco subsidiaries. In conjunction with the redemption in January 2012, all guarantees in place as of December 31, 2011 were extinguished.

As of December 31, 2013, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2014	$505
2015	755
2016	2,293
2017	501
2018	250

Interest expense and interest income incurred during 2013, 2012 and 2011 were as follows:

MILLIONS	2013	2012	2011
Interest expense	$272.8	$285.6	$82.1
Interest income	(10.5)	(8.9)	(7.9)
Interest expense, net	$262.3	$276.7	$74.2

Interest expense generally includes the expense associated with the interest on the company’s outstanding borrowings. Interest expense also includes the amortization of debt issuance costs and debt discounts, which are both recognized over the term of the related debt. The increase in interest expense in 2012 was driven primarily by debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases. Interest expense for 2012 also includes an $18.2 million loss on extinguishment of Nalco debt, recognized in the first quarter of 2012.

7. FAIR VALUE MEASUREMENTS

The company’s financial instruments include cash and cash equivalents, investments held in rabbi trusts, accounts receivable, accounts payable, contingent consideration obligations, estimated future consideration payable to Champion sellers, commercial paper, notes payable, foreign currency forward contracts and long-term debt.

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

Level 2 - Inputs include observable inputs other than quoted prices in active markets.

Level 3 - Inputs are unobservable inputs for which there is little or no market data available.

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis were:

DECEMBER 31 (MILLIONS)	2013

	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Investments held in rabbi trusts	$4.3	$4.3	$—	$—
Foreign currency forward contracts	20.2	—	20.2	—

Liabilities:
Foreign currency forward contracts	14.2	—	14.2	—
Contingent consideration obligations	16.4	—	—	16.4
Future considerations payable to Champion sellers	86.4	—	—	86.4

DECEMBER 31 (MILLIONS)	2012

	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Money market funds held in rabbi trusts	$2.2	$2.2	$—	$—
Foreign currency forward contracts	6.5	—	6.5	—

Liabilities:
Foreign currency forward contracts	9.9	—	9.9	—
Contingent consideration obligations	27.3	—	—	27.3

Investments held in rabbi trusts are classified within level 1 because they are valued using quoted prices in active markets. The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date, and is classified within level 2. The future consideration payable to Champion sellers is valued using level 3 inputs, and as discussed in Note 4 was paid in January 2014.

Contingent consideration obligations are recognized and measured at fair value at the acquisition date. Contingent consideration liabilities are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The consideration expected to be transferred is based on the company’s expectations of various financial measures. The ultimate payment of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Changes in the fair value of contingent consideration obligations during 2013 and 2012 were as follows:

MILLIONS	2013	2012
Balance at beginning of year	$27.3	$29.2
Liabilities recognized at acquistion date	—	2.6
Losses (gains) recognized in earnings	0.4	(1.9)
Settlements	(11.3)	(2.5)
Foreign currency translation	—	(0.1)
Balance at end of year	$16.4	$27.3

The carrying values of accounts receivable and accounts payable approximate fair value because of their short maturities. The carrying value of cash and cash equivalents, commercial paper and notes payable approximate fair value because of their short maturities, and as such are classified within level 1.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments. The carrying amount and the estimated fair value of long-term debt held by the company were:

DECEMBER 31 (MILLIONS)	2013		2012
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Long-term debt
(including current maturities)	$6,548.8	$6,766.0	$5,903.7	$6,417.6

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

The company is exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties, and therefore recording a valuation allowance against the company’s derivative balance is not considered necessary.

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

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2011, the company entered into six forward starting swap contracts in connection with the issuance of its private placement debt during the fourth quarter of 2011. The interest rate swap agreements were designated and effective as a cash flow hedge of the expected interest payments related to the anticipated debt issuance. In 2006, the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes with the net settlement recorded in AOCI. The amounts in AOCI for both the 2011 and 2006 transactions are recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur. The company did not have any forward starting interest rate swap agreements outstanding at December 31, 2013, 2012 or 2011.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of assets and liabilities held at foreign subsidiaries, primarily receivables and payables, which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

Derivative Summary

The following table summarizes the fair value of the company’s outstanding derivatives as of December 31. The amounts are included in other current assets and other current liabilities on the company’s balance sheet.

	ASSET DERIVATIVES		LIABILITY DERIVATIVES
MILLIONS	2013	2012	2013	2012

Derivatives designated as hedging instruments:

Foreign currency forward contracts	$4.4	$0.8	$1.1	$1.7

Derivatives not designated as hedging instruments:

Foreign currency forward contracts	15.8	5.7	13.1	8.2
Total	$20.2	$6.5	$14.2	$9.9

The company’s derivative transactions are subject to master netting arrangements that allow the company to net settle contracts with the same counterparties. These arrangements generally do not call for collateral. Had the company elected to offset amounts in its Consolidated Balance Sheet, there would be a net asset of $6.0 million as of December 31, 2013 and a net liability of $3.4 million as of December 31, 2012.

The company had foreign currency forward exchange contracts with notional values that totaled $2.0 billion and $1.3 billion at December 31, 2013 and 2012, respectively.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2013	2012	2011

Unrealized gain (loss) recognized into AOCI (effective portion)
Foreign currency forward contracts	AOCI (equity)	$4.7	$(1.9)	$0.2
Interest rate swap contracts	AOCI (equity)	––	––	(15.3)
Gain (loss) recognized in income (effective portion)
Foreign currency forward contracts	Sales	––	(0.1)	(0.3)
	Cost of sales	(0.8)	2.0	(4.7)
	SG&A	–	0.2	(1.5)
		(0.8)	2.1	(6.5)
Interest rate swap contracts	Interest expense, net	(4.1)	(4.1)	(0.8)
	Total	$(4.9)	$(2.0)	$(7.3)

Gains and losses recognized in income related to the ineffective portion of the company’s cash flow hedges were insignificant during 2013, 2012 and 2011.

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2013	2012	2011

Gain (loss) recognized in income
Foreign currency forward contracts	SG&A	$(1.4)	$(0.9)	$2.9
	Interest expense, net	(6.6)	(7.0)	(5.4)
	Total	$(8.0)	$(7.9)	$(2.5)
3

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its outstanding euro 175 million ($238 million as of December 31, 2013) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries.

Prior to their respective redemptions in December 2013 and January 2012, the Ecolab Series A euro denominated senior notes and the Nalco euro denominated borrowings were also designated as a hedge of existing foreign currency exposures.

In the third quarter of 2012, the company entered into a forward contract with a notional amount of euro 100 million to hedge an additional portion of the company’s net investments in euro functional subsidiaries. The forward contract was closed in the second quarter of 2013.

The revaluation gains and losses on the euronotes and forward contract through the date of its closing, which are designated and effective as hedges of the company’s net investments, have been included as a component of the cumulative translation adjustment account.

Total revaluation gains and losses related to the euronotes and forward contract charged to shareholders’ equity were as follows:

MILLIONS	2013		2012	2011
	o
Revaluation gains (losses), net of tax		$(11.4)	$9.8	$(9.5)

The company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. No hedge ineffectiveness was recorded in earnings during 2013, 2012 and 2011.

9. OTHER COMPREHENSIVE INCOME (LOSS) INFORMATION

Comprehensive income (loss) includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, defined benefit pension and postretirement plan adjustments, gains and losses on derivative instruments designated and effective as cash flow hedges and non-derivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders’ equity.

The following table provides other comprehensive income (loss) information related to the company’s derivatives and hedging instruments and pension and postretirement benefits.

See Note 8 for additional information related to the company’s derivatives and hedging transactions. See Note 16 for additional information related to the company’s recognition of net actuarial losses and amortization of prior service benefits.

MILLIONS	2013	2012	2011

Derivative & Hedging Instruments
Unrealized gains (losses) on derivative & hedging instruments Amount recognized in AOCI	$4.7	$(1.9)	$(24.3)
(Gains) losses reclassified from AOCI into income
Sales	—	0.1	0.3
Cost of sales	0.8	(2.0)	4.7
SG&A	—	(0.2)	1.5
Interest expense, net	4.1	4.1	0.8
	4.9	2.0	7.3
Translation & other insignificant activity	0.9	0.5	(0.4)
Tax impact	(3.5)	(0.7)	7.2
Net of tax	$7.0	$(0.1)	$(10.2)
Pension & Postretirement Benefits
Amount recognized in AOCI
Current period net actuarial income (loss) and prior service costs	$528.2	$(238.6)	$(183.4)
Amount reclassified from AOCI
Amortization of net actuarial loss and prior service costs and benefits adjustments	72.9	50.3	36.1
	601.1	(188.3)	(147.3)
Tax impact	(218.2)	57.1	60.0
Net of tax	$382.9	$(131.2)	$(87.3)

The derivative losses reclassified from AOCI into income, net of tax, were $3.2 million, $1.1 million and $5.1 million in 2013, 2012 and 2011, respectively. The pension and postretirement net actuarial loss and prior service cost reclassified from AOCI into income, net of tax, was $46.4 million, $35.0 million and $21.4 million in 2013, 2012 and 2011, respectively.

10. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 800 million shares at December 31, 2013, 2012 and 2011. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.9650 for 2013, $0.8300 for 2012 and $0.7250 for 2011.

The company has 15 million shares, without par value, of authorized but unissued and undesignated preferred stock. The company’s former shareholder rights agreement was amended in December 2012 and the rights agreement was terminated as of December 31, 2012. Prior to termination of the rights agreement, 0.4 million shares of preferred stock were disignated as Series A Junior Participating Preferred Stock and were reserved for issuance in connection with the rights agreement, with the remaining 14.6 million shares of preferred stock being undesignated. Following termination of the rights agreement, a Certificate of Elimination of the Series A Junior Participating Preferred Stock was filed on January 2, 2013 with the Delaware Secretary of State to restore the 0.4 million shares designated as Series A Junior Participating Preferred Stock to the status of undesignated preferred stock.

Champion Acquisition

On April 10, 2013, the company issued 6,596,444 shares of common stock for the stock consideration portion of the Champion acquisition. Of the total shares issued, the company deposited 1,258,115 shares, or approximately $100 million of the total consideration, into an escrow fund to satisfy adjustments to the consideration and indemnification obligations of the acquired company’s stockholders. Further information related to the Champion acquisition is included in Note 4.

Nalco Merger

On December 1, 2011, the company issued 68,316,283 shares of common stock for the stock consideration portion of the Nalco merger. Further information related to the Nalco merger is included in Note 4.

Share Repurchases

In May 2011, the company’s Board of Directors authorized the repurchase of up to 15 million shares of common stock, including shares to be repurchased under Rule 10b5-1. In August 2011, the Finance Committee of the company’s Board of Directors, via delegation by the company’s Board of Directors, authorized the repurchase of an additional 10 million common shares which was contingent upon completion of the merger with Nalco.

In September 2011, under the existing Board authorization, subject to the completion of the Nalco merger, the company announced a $1.0 billion share repurchase program. As part of this program, in December 2011, the company entered into an accelerated share repurchase (“ASR”) agreement with a financial institution to repurchase $500 million of its common stock. Under the ASR, the company received 8,330,379 shares of its common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company’s common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the ASR agreement, the company received an additional 122,314 shares of common stock. All shares acquired under the ASR agreement were recorded as treasury stock. The company completed the $1.0 billion share repurchase program in the fourth quarter of 2013.

In addition to the ASR, the company reacquired 3,096,464 shares, 2,600,569 shares and 3,491,425 shares of its common stock in 2013, 2012 and 2011, respectively, through its share repurchase program through open market or private purchases. The number of shares repurchased in 2013 includes 1,258,115 shares the company repurchased from the Champion escrow account, with the cash paid to the beneficial shareholders deposited back into escrow. As of December 31, 2013, 12,713,632 shares remained to be repurchased under the company’s repurchase authorization. The company intends to repurchase all shares under its authorizations, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions.

The company also reacquired 346,941 shares, 734,857 shares and 187,454 shares of its common stock in 2013, 2012 and 2011, respectively, related to the exercise of stock options and the vesting of stock awards and units.

11. EQUITY COMPENSATION PLANS

The company’s equity compensation plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31, 2013, 2012 and 2011 were 20,269,664, 5,316,532 and 8,813,059, respectively. Common shares available for grant reflect 17 million shares approved by shareholders in May 2013 for issuance under the plans. The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

The company’s annual long-term incentive share-based compensation program is made up of 50% stock options and 50% performance-based restricted stock unit (“PBRSU”) awards. The company also grants a limited number of non-performance based restricted stock awards (“RSA”) and restricted stock unit awards (“RSU”).

Prior to the Nalco merger, Nalco had outstanding stock options, restricted stock awards and performance share awards that were issued pursuant to its incentive compensation plan, as well as certain non-plan inducement stock options and restricted stock awards. For each of the converted awards discussed below, the stock award exchange ratio of .67959 was used to convert Nalco awards into Ecolab awards. As a result of the merger, the majority of Nalco’s existing stock options fully vested. Each outstanding Nalco option was converted into an option to purchase the company’s common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco’s existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance. As such, each Nalco performance share award converted based on the stock award exchange ratio into a time based restricted award of the company based on such performance level, with vesting subject to continued employment. The total fair value of Nalco’s converted equity compensation as of the merger date was $111 million, of which $73 million was included in the consideration transferred to acquire Nalco, with the remaining $38 million subject to expense recognition over the remainder of the vesting term. As of December 31, 2013, $1 million of the $38 million remains to be expensed.

Total compensation expense related to all share-based compensation plans was $70 million ($48 million net of tax benefit), $66 million ($45 million net of tax benefit) and $40 million ($27 million net of tax benefit) for 2013, 2012 and 2011, respectively.

As of December 31, 2013, there was $118 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.0 years.

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

A summary of stock option activity and average exercise prices is as follows:

	2013		2012		2011
	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE
	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)

Outstanding, beginning of year	15,125,156	$48.29	20,126,579	$41.45	19,988,025	$38.66
Granted	1,640,210	101.22	2,238,267	71.17	2,661,551	55.38
Issued in connection with Nalco merger	—	—	—	—	883,173	29.35
Exercised	(2,583,026)	40.68	(6,774,032)	35.16	(3,331,926)	32.59
Canceled	(256,084)	63.00	(465,658)	53.61	(74,244)	43.68
Outstanding, end of year	13,926,256	$55.66	15,125,156	$48.29	20,126,579	$41.45
Exercisable, end of year	10,233,265	$46.33	11,036,700	$42.77	15,885,276	$38.57
Vested and expected to vest, end of year	13,489,701	$55.17

(a) Represents weighted average price.

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2013, 2012 and 2011 was $123 million, $211 million and $69 million, respectively.

The total aggregate intrinsic value of options outstanding as of December 31, 2013 was $675 million, with a corresponding weighted-average remaining contractual life of 6.3 years. The total aggregate intrinsic value of options exercisable as of December 31, 2013 was $592 million, with a corresponding weighted-average remaining contractual life of 5.3 years. The total aggregate intrinsic value of options vested and expected to vest as of December 31, 2013 was $661 million, with a corresponding weighted-average remaining contractual life of 6.2 years.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2013	2012	2011

Weighted-average grant-date fair value of options granted at market prices	$ 22.53	$ 13.77	$ 11.01
Assumptions
Risk-free rate of return	1.8%	0.9%	1.4%
Expected life	6 years	6 years	6 years
Expected volatility	23.0%	22.8%	22.8%
Expected dividend yield	1.1%	1.3%	1.4%

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

A summary of non-vested PBRSU awards and restricted stock activity is as follows:

		GRANT		GRANT
	PBRSU	DATE FAIR	RSAs AND	DATE FAIR
	AWARDS	VALUE(a)	RSUs	VALUE(a)

December 31, 2010	845,630	$44.70	167,171	$43.54
Granted	572,350	52.96	126,121	51.02
Issued in connection with Nalco merger	857,366	55.62	808,883	55.62
Vested / Earned	(13,360)	55.62	(81,874)	48.71
Canceled	(121,321)	54.07	(3,641)	41.80
December 31, 2011	2,140,665	$50.68	1,016,660	$53.67
Granted	454,620	68.63	230,193	64.10
Vested / Earned	(285,249)	55.62	(362,926)	53.80
Canceled	(218,764)	53.14	(86,714)	52.03
December 31, 2012	2,091,272	$53.65	797,213	$56.79
Granted	342,207	99.63	109,212	90.56
Vested / Earned	(594,366)	47.60	(249,093)	53.59
Canceled	(88,844)	57.71	(35,311)	56.20
December 31, 2013	1,750,269	$64.49	622,021	$64.04

(a) Represents weighted average price.

12. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2013	2012	2011

United States	$725.8	$594.8	$440.0
International	572.5	417.8	239.6
Total	$1,298.3	$1,012.6	$679.6

The provision for income taxes consisted of:

MILLIONS	2013	2012	2011

Federal and state	$301.3	$141.3	$104.9
International	153.8	173.2	69.7
Total current	455.1	314.5	174.6
Federal and state	(124.0)	31.7	25.2
International	(6.5)	(34.9)	16.5
Total deferred	(130.5)	(3.2)	41.7
Provision for income taxes	$324.7	$311.3	$216.3

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2013	2012

Deferred tax assets
Other accrued liabilities	$125.9	$136.1
Loss carryforwards	106.3	110.4
Share-based compensation	70.1	71.6
Pension and other comprehensive income	160.9	337.8
Foreign tax credits	29.9	47.6
Other, net	150.0	138.9
Valuation allowance	(88.3)	(116.5)
Total	554.8	725.9
Deferred tax liabilities
Property, plant and equipment basis differences	287.3	246.8
Intangible assets	1,488.0	1,218.0
Unremitted foreign earnings	94.5	68.3
Other, net	132.0	114.2
Total	2,001.8	1,647.3
Net deferred tax liabilities balance	$(1,447.0)	$(921.4)

As of December 31, 2013 the company has tax effected federal, state and international net operating loss carryforwards of approximately $1 million, $13 million and $92 million, respectively, which will be available to offset future taxable income. The state loss carryforwards expire from 2014 to 2033. For the international loss carryforwards, $44 million expire from 2014 to 2023 and $48 million have no expiration.

The company has recorded an $88 million valuation allowance on certain deferred tax assets based on management’s determination that it is more likely than not that the tax benefits will not be utilized. The company’s U.S. foreign tax credit carryforward of $28 million has a ten-year carryforward period and will expire between 2019 and 2024 if not utilized.

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2013	2012	2011
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1	1.1	2.0
Foreign operations	(4.5)	(3.0)	(3.2)
Domestic manufacturing deduction	(2.6)	(2.6)	(2.9)
R&D credit	(1.4)	—	(0.3)
Change in valuation allowance	(1.0)	—	1.2
Nondeductible deal costs	0.2	0.5	0.8
Audit settlements and refunds	(0.8)	0.1	(0.5)
Other, net	(1.0)	(0.4)	(0.3)
Effective income tax rate	25.0%	30.7%	31.8%

As of December 31, 2013 and 2012, the company has recorded deferred tax liabilities of $94.5 million and $68.3 million, respectively, on foreign earnings of the legacy Nalco entities and legacy Champion entities that the company intends to repatriate. The deferred tax liabilities originated based on purchase accounting decisions made in connection with the Nalco merger and Champion acquisition and were the result of extensive studies required to calculate the impact at the purchase date.

U.S. deferred income taxes are not provided on certain other unremitted foreign earnings that are considered permanently reinvested which as of December 31, 2013 and 2012 were approximately $1.6 billion and $1.4 billion, respectively. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits to offset the amount of applicable income tax and foreign withholding taxes that may be payable on remittance. It is impractical due to the complexities associated with its hypothetical calculation to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2011. The IRS has completed examinations of the company’s U.S. federal income tax returns through 2010. The Ecolab (including Nalco) U.S. income tax returns for the years 2011 and 2012 are currently under audit. The legacy Champion U.S. income tax return for the year 2011 is currently under audit. In addition to the U.S. federal examination, there is ongoing audit activity in several U.S. state and foreign jurisdictions. The company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The company believes these changes could result in a decrease in the company’s gross liability for unrecognized tax benefits of up to $13 million during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2013, the company recognized a net discrete tax benefit of $41.7 million. The net benefit in 2013 is driven primarily by the net release of valuation allowances related to the realizability of foreign deferred tax assets of $11.5 million, the remeasurement of certain deferred tax assets and liabilities of $11.3 million and recognizing adjustments from filing our 2012 U.S. federal and state tax returns of $11.0 million. The remaining discrete tax items relate primarily to recognizing settlements related to prior year income tax audits, law changes within a foreign jurisdiction, the retroactive extension during first quarter 2013 of the U.S. R&D credit for 2012, foreign audit adjustments and other adjustments to deferred tax assets and liabilities.

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

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2013	2012	2011
Balance at beginning of year	$93.1	$89.5	$66.2
Additions based on tax positions related to the current year	9.1	7.5	7.3
Additions for tax positions of prior years	6.1	5.0	1.4
Reductions for tax positions of prior years	(15.6)	(3.4)	(27.0)
Reductions for tax positions due to statute of limitations	(3.6)	(0.8)	(0.8)
Settlements	(0.7)	(8.0)	(8.0)
Assumed in connection with the Champion acquisition	9.8	—	—
Assumed in connection with the Nalco merger	—	7.8	50.1
Foreign currency translation	0.5	(4.5)	0.3
Balance at end of year	$98.7	$93.1	$89.5

All tax positions included in the gross liability for unrecognized tax benefits balance at December 31, 2013, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and accrued interest related to unrecognized tax benefits in the company’s provision for income taxes. During the year ended December 31, 2013 the company accrued approximately $2 million in interest. The company had approximately $12 million and $11 million of accrued interest, including minor amounts for penalties, at December 31, 2013 and 2012, respectively.

13. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. Total rental expense under the company’s operating leases was $212 million in 2013, $183 million in 2012 and $130 million in 2011. As of December 31, 2013, identifiable future minimum payments with non-cancelable terms in excess of one year were:

MILLIONS

2014	$122
2015	101
2016	89
2017	72
2018	59
Thereafter	168
Total	$611

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $51 million in 2014. These vehicle leases have guaranteed residual values that have historically been satisfied by the proceeds on the sale of the vehicles.

14. RESEARCH EXPENDITURES

Research expenditures that relate to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Such costs were $188 million in 2013, $183 million in 2012 and $96 million in 2011. The company did not participate in any material customer sponsored research during 2013, 2012 or 2011.

15. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers’ compensation, general liability (including product liability), automobile claims, health care claims, environmental matters and lawsuits. The company is also subject to various claims and contingencies related to income taxes, which are covered in Note 12. The company also has contractual obligations including lease commitments, which are covered in Note 13.

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

Insurance: Globally the company has high deductible insurance policies for property and casualty losses. The company is insured for losses in excess of these deductibles, subject to policy terms and conditions and has recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. The company is self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. The company determines its liabilities for claims on an actuarial basis.

Litigation and Environmental Matters: The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time antitrust, commercial, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The company has established accruals for certain lawsuits, claims and environmental matters. The company currently believes that there is not a reasonably possible risk of material loss in excess of the amounts accrued related to these legal matters. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company’s results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the company’s consolidated financial position.

Environmental Matters

The company is currently participating in environmental assessments and remediation at approximately 50 locations, most of which are in the U.S. and environmental liabilities have been accrued reflecting management’s best estimate of future costs. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

Matters Related to Wage Hour Claims

Doug Ladore v. Ecolab Inc., et al., United States District Court for the Central District of California, case no. CV 11-9386 GAF (FMOx), is a wage hour class action brought on behalf of California Pest Elimination employees. The case was certified for class treatment, and on January 22, 2013, the plaintiffs’ motion for summary judgment was granted and the court found that the class of employees was entitled to overtime pay. On February 22, 2013, pursuant to court-ordered mediation, the company reached a preliminary settlement with the plaintiffs, which was approved by the court on November 12, 2013. The settlement amount, which is not material to the company’s operation or financial position, was paid in January 2014.

In Cooper v. Ecolab Inc., California State Court —Superior Court-Los Angeles County, case no. BC486875, the plaintiffs sought certification of a purported class of terminated California employees of any business for alleged violation of statutory obligations regarding payment of accrued vacation upon termination. The company reached a preliminary settlement with the plaintiffs, which remains subject to court approval. The settlement amount is not material to the company’s operations or financial position.

The company is a defendant in four other pending wage hour lawsuits claiming violations of the Fair Labor Standards Act (“FLSA”) or a similar state law. Of these four suits, two have been certified for class action status. Icard v. Ecolab, U.S. District Court — Northern District of California, case no. C 13-05097 PJH, an action under California state law, has been certified for class treatment of California Institutional employees. In Cancilla v. Ecolab, U.S. District Court-Northern District of California, case no. CV 12-03001, the Court conditionally certified a nationwide class of Pest Elimination Service Specialists for alleged FLSA violations. The suit also seeks a purported California sub-class for alleged California wage hour law violations. A third pending suit, Charlot v. Ecolab Inc., U.S. District Court-Eastern District of New York, case no. CV 12-04543, seeks nationwide class certification of Institutional employees for alleged FLSA violations as well as purported state sub-classes in two states (New York and New Jersey) alleging violations of state wage hour laws. A fourth pending suit, Schneider v. Ecolab, Circuit Court of Cook County, Illinois, case no. 2014 CH 193, seeks certification of a class of Institutional employees for alleged FLSA violations as well as Illinois wage and hour laws.

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

On May 1, 2010, the President appointed retired U.S. Coast Guard Commandant Admiral Thad Allen to serve as the National Incident Commander in charge of the coordination of the response to the incident at the national level. The EPA directed numerous tests of all the dispersants on the National Contingency Plan Product Schedule, including those provided by Nalco Company, “to ensure decisions about ongoing dispersant use in the Gulf of Mexico are grounded in the best available science.” Nalco Company cooperated with this testing process and continued to supply COREXIT, as requested by BP and government authorities. After review and testing of a number of dispersants, on September 30, 2010, and on August 2, 2010, the EPA released toxicity data for eight oil dispersants.

The use of dispersants by the responding parties was one tool used by the government and BP to avoid and reduce damage to the Gulf area from the spill. Since the spill occurred, the EPA and other federal agencies have closely monitored conditions in areas where dispersant was applied. Nalco Company has encouraged ongoing monitoring and review of COREXIT and other dispersants and has cooperated fully with the governmental review and approval process. However, in connection with its provision of COREXIT, Nalco Company has been named in several lawsuits as described below.

Cases arising out of the Deepwater Horizon accident were administratively transferred for pre-trial purposes to a judge in the United States District Court for the Eastern District of Louisiana with other related cases under In Re: Oil Spill by the Oil Rig “Deepwater Horizon” in the Gulf of Mexico, on April 20, 2010, Case No. 10-md-02179 (E.D. La.) (“MDL 2179”).

Putative Class Action Litigation

Nalco Company was named, along with other unaffiliated defendants, in six putative class action complaints related to the Deepwater Horizon oil spill: Adams v. Louisiana, et al., Case No. 11-cv-01051 (E.D. La.); Elrod, et al. v. BP Exploration & Production Inc., et al., 12-cv-00981 (E.D. La.); Harris, et al. v. BP, plc, et al., Case No. 2:10-cv-02078-CJBSS (E.D. La.); Irelan v. BP Products, Inc., et al., Case No. 11-cv-00881 (E.D. La.); Petitjean, et al. v. BP, plc, et al., Case No. 3:10-cv-00316-RS-EMT (N.D. Fla.); and, Wright, et al. v. BP, plc, et al., Case No. 1:10-cv-00397-B (S.D. Ala.). The cases were filed on behalf of various potential classes of persons who live and work in or derive income from the effected Coastal region. Each of the actions contains substantially similar allegations, generally alleging, among other things, negligence relating to the use of our COREXIT dispersant in connection with the Deepwater Horizon oil spill. The plaintiffs in these putative class action lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys’ fees and costs. These cases have been consolidated in MDL 2179.

Other Related Claims Pending in MDL 2179

Nalco Company was also named, along with other unaffiliated defendants, in 23 complaints filed by individuals: Alexander, et al. v. BP Exploration & Production, et al., Case No. 11-cv-00951 (E.D. La.); Best v. British Petroleum plc, et al., Case No. 11-cv-00772 (E.D. La.); Black v. BP Exploration & Production, Inc., et al. Case No. 2:11-cv- 867, (E.D. La.); Brooks v. Tidewater Marine LLC, et al., Case No. 11-cv- 00049 (S.D. Tex.); Capt Ander, Inc. v. BP, plc, et al., Case No. 4:10-cv-00364-RH-WCS (N.D. Fla.); Coco v. BP Products North America, Inc., et al. (E.D. La.); Danos, et al. v. BP Exploration et al., Case No. 00060449 (25th Judicial Court, Parish of Plaquemines, Louisiana); Doom v. BP Exploration & Production, et al. , Case No. 12-cv-2048 (E.D. La.); Duong, et al., v. BP America Production Company, et al., Case No. 13-cv-00605 (E.D. La.); Esponge v. BP, P.L.C., et al., Case No. 0166367 (32nd Judicial District Court, Parish of Terrebonne, Louisiana); Ezell v. BP, plc, et al., Case No. 2:10-cv-01920-KDE-JCW (E.D. La.); Fitzgerald v. BP Exploration, et al., Case No. 13-cv-00650 (E.D. La.); Hill v. BP, plc, et al., Case No. 1:10-cv-00471-CG-N (S.D. Ala.); Hogan v. British Petroleum Exploration & Production, Inc., et al., Case No. 2012-22995 (District Court, Harris County, Texas); Hudley v. BP, plc, et al., Case No. 10-cv-00532-N (S.D. Ala.); In re of Jambon Supplier II, L.L.C., et al., Case No. 12-426 (E.D. La.); Kolian v. BP Exploration & Production, et al. , Case No. 12-cv-2338 (E.D. La.); Monroe v. BP, plc, et al., Case No. 1:10-cv-00472-M (S.D. Ala.); Pearson v. BP Exploration & Production, Inc., Case No. 2:11-cv-863, (E.D. La.); Shimer v. BP Exploration and Production, et al, Case No. 2:13-cv-4755 (E.D. La.); Top Water Charters, LLC v. BP, P.L.C., et al., No. 0165708 (32nd Judicial District Court, Parish of Terrebonne, Louisiana); Toups, et al. v Nalco Company, et al., Case No. 59-121 (25th Judicial District Court, Parish of Plaquemines, Louisiana); and, Trehern v. BP, plc, et al., Case No. 1:10-cv-00432-HSO-JMR (S.D. Miss.). The cases were filed on behalf of individuals and entities that own property, live, and/ or work in or derive income from the effected Coastal region. Each of the actions contains substantially similar allegations, generally alleging, among other things, negligence relating to the use of our COREXIT dispersant in connection with the Deepwater Horizon oil spill. The plaintiffs in these lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys’ fees and costs.

Pursuant to orders issued by the court in MDL 2179, the claims were consolidated in several master complaints, including one naming Nalco Company and others who responded to the Gulf Oil Spill (known as the “B3 Master Complaint”). On May 18, 2012, Nalco filed a motion for summary judgment against the claims in the “B3” Master Complaint, on the grounds that: (i) Plaintiffs’ claims are preempted by the comprehensive oil spill response scheme set forth in the Clean Water Act and National Contingency Plan; and (ii) Nalco is entitled to derivative immunity from suit. On November 28, 2012, the Court granted Nalco’s motion and dismissed with prejudice the claims in the “B3” Master Complaint asserted against Nalco. The Court held that such claims were preempted by the Clean Water Act and National Contingency Plan. Because claims in the “B3” Master Complaint remain pending against other defendants, the Court’s decision is not a “final judgment” for purposes of appeal. Under Federal Rule of Appellate Procedure 4(a), plaintiffs will have 30 days after entry of final judgment to appeal the Court’s decision.

Nalco Company, the incident defendants and the other responder defendants have been named as first party defendants by Transocean Deepwater Drilling, Inc. and its affiliates (the “Transocean Entities”) (In re the Complaint and Petition of Triton Asset Leasing GmbH, et al, MDL No. 2179, Civil Action 10-2771). In April and May 2011, the Transocean Entities, Cameron International Corporation, Halliburton Energy Services, Inc., M-I L.L.C., Weatherford U.S., L.P. and Weatherford International, Inc. (collectively, the “Cross Claimants”) filed cross claims in MDL 2179 against Nalco Company and other unaffiliated cross defendants. The Cross Claimants generally allege, among other things, that if they are found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, they are entitled to indemnity or contribution from the cross defendants.

In April and June 2011, in support of its defense of the claims against it, Nalco Company filed counterclaims against the Cross Claimants. In its counterclaims, Nalco Company generally alleges that if it is found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, it is entitled to contribution or indemnity from the Cross Claimants.

In December 2012 and January 2013, the MDL 2179 court issued final orders approving two settlements between BP and Plaintiffs’ Class Counsel: (1) a proposed Medical Benefits Class Action Settlement; and (2) a proposed Economic and Property Damages Class Action Settlement. Pursuant to the proposed settlements, class members agree to release claims against BP and other released parties, including Nalco Energy Services, LP, Nalco Holding Company, Nalco Finance Holdings LLC, Nalco Finance Holdings Inc., Nalco Holdings LLC and Nalco Company.

Other Related Actions

In March 2011, Nalco Company was named, along with other unaffiliated defendants, in an amended complaint filed by an individual in the Circuit Court of Harrison County, Mississippi, Second Judicial District (Franks v. Sea Tow of South Miss, Inc., et al., Cause No. A2402-10-228 (Circuit Court of Harrison County, Mississippi)). The amended complaint generally asserts, among other things, negligence and strict product liability claims relating to the plaintiff’s alleged exposure to chemical dispersants manufactured by Nalco Company. The plaintiff seeks unspecified compensatory damages, medical expenses, and attorneys’ fees and costs. Plaintiff’s allegations place him within the scope of the MDL 2179 Medical Benefits Class. In approving the Medical Benefits Settlement, the MDL 2179 Court barred Medical Benefits Settlement class members from prosecuting claims of injury from exposure to oil and dispersants related to the Response. As a result of the MDL court’s order, on April 11, 2013, the Mississippi court stayed proceedings in the Franks case.

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

16. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

As part of the merger with Nalco, the company assumed sponsorship of the Nalco qualified and non-qualified pension and other postretirement benefit plans. As part of the acquisition of Champion, the company assumed sponsorship of Champion’s international defined benefit pension plans, the impact of which was not significant.

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The Nalco U.S. qualified pension plan merged into the Ecolab U.S. qualified pension plan effective December 31, 2012, and certain Nalco employees became eligible to participate in the merged plan and the Ecolab non-qualified pension plan at that time. Certain Champion employees became eligible to participate in the U.S. qualified and non-qualified pension plans on January 1, 2014. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $96 million and $110 million at December 31, 2013 and 2012, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31.

Various international subsidiaries have defined benefit pension plans. International plans are funded based on local country requirements. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

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

The following table sets forth financial information related to the company’s pension and postretirement health care plans:

	U.S.		INTERNATIONAL		U.S. POSTRETIREMENT
	PENSION(a)		PENSION		HEALTH CARE
MILLIONS	2013	2012	2013	2012	2013	2012

Accumulated Benefit Obligation, end of year	$ 1,748.1	$ 1,889.2	$ 1,124.5	$ 1,075.2	$ 234.1	$ 281.5
Projected Benefit Obligation
Projected benefit obligation, beginning of year	2,105.1	1,892.4	1,180.6	978.6	281.5	277.3
Service cost	68.6	50.5	36.0	29.6	5.9	5.1
Interest	84.7	89.3	47.2	48.3	10.8	12.9
Participant contributions	—	—	3.7	4.1	9.6	10.0
Medicare subsidies received	—	—	—	—	0.7	1.9
Curtailments and settlements	—	—	(7.3)	(4.8)	—	—
Plan amendments	—	(24.8)	2.2	(8.3)	—	(1.8)
Actuarial loss (gain)	(270.5)	173.0	(11.1)	165.5	(52.2)	0.7
Assumed through acquisitions	—	—	8.5	6.9	—	—
Benefits paid	(101.6)	(75.3)	(39.2)	(35.2)	(22.2)	(24.6)
Foreign currency translation	—	—	23.0	(4.1)	—	—
Projected benefit obligation, end of year	1,886.3	2,105.1	1,243.6	1,180.6	234.1	281.5
Plan Assets
Fair value of plan assets, beginning of year	1,633.5	1,352.1	689.3	612.6	15.1	16.6
Actual returns on plan assets	307.3	174.0	64.7	57.3	2.8	1.9
Company contributions	9.7	182.7	52.6	52.5	17.7	19.7
Participant contributions	—	—	3.7	4.1	1.4	1.5
Assumed through acquisitions	—	—	5.9	—	—	—
Settlements	—	—	(1.5)	(3.5)	—	—
Benefits paid	(101.6)	(75.3)	(39.2)	(35.2)	(22.2)	(24.6)
Foreign currency translation	—	—	12.1	1.5	—	—
Fair value of plan assets, end of year	1,848.9	1,633.5	787.6	689.3	14.8	15.1

Funded Status, end of year	(37.4)	(471.6)	(456.0)	(491.3)	(219.3)	(266.4)

Amounts recognized in Consolidated Balance Sheet:
Other assets	58.6	—	31.6	7.0	—	—
Other current liabilities	(6.8)	(9.8)	(14.6)	(13.1)	(6.0)	(7.4)
Postretirement healthcare and pension benefits	(89.2)	(461.8)	(473.0)	(485.2)	(213.3)	(259.0)
Net liability	(37.4)	(471.6)	(456.0)	(491.3)	(219.3)	(266.4)
Amounts recognized in Accumulated Other Comprehensive Loss (Income):
Unrecognized net actuarial loss	258.1	769.1	198.5	241.3	(42.3)	12.3
Unrecognized net prior service benefits	(47.5)	(54.5)	(3.0)	(7.1)	(1.2)	(1.5)
Tax benefit	(85.9)	(273.0)	(56.1)	(67.1)	14.4	(5.7)
Accumulated other comprehensive loss (income), net of tax	124.7	441.6	139.4	167.1	(29.1)	5.1

Change in Accumulated Other Comprehensive Loss (Income):
Amortization of net actuarial loss	(62.3)	(45.1)	(17.7)	(6.2)	(0.6)	(0.4)
Amortization of prior service costs (benefits)	6.9	4.2	1.4	(0.3)	0.3	(0.1)
Current period net actuarial loss (gain)	(447.7)	126.2	(28.7)	143.4	(54.0)	(0.1)
Current period prior service costs (benefits)	—	(24.8)	2.2	(4.3)	—	(1.8)
Settlement	(0.9)	(2.4)	—	—	—	—
Tax expense (benefit)	187.1	(21.3)	11.0	(36.3)	20.1	0.5
Foreign currency translation	—	—	4.1	1.3	—	—
Other comprehensive loss (income)	(316.9)	36.8	(27.7)	97.6	(34.2)	(1.9)

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2014 are as follows:

	U.S.	INTERNATIONAL	U. S. POSTRETIREMENT
MILLIONS	PENSION (a)	PENSION	HEALTH CARE

Net actuarial loss (gain)	$23.6	$7.5	$(8.3)
Net prior service costs (benefits)	(6.9)	0.5	(0.3)
Total	$16.7	$8.0	$(8.6)

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of pension plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2013	2012

Aggregate projected benefit obligation	$869.2	$2,931.8
Accumulated benefit obligation	794.9	2,635.0
Fair value of plan assets	309.9	1,972.1

For 2013, these plans include the U.S. non-qualified pension plans which are not funded, as well as various international pension plans which are funded consistent with local practices and requirements. For 2012, these plans also include the U.S. qualified pension plan.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations are as follows:

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

MILLIONS	2013	2012	2011	2013	2012	2011	2013	2012	2011
Service cost — employee benefits earned during the year	$68.6	$50.5	$46.7	$36.0	$29.6	$23.1	$5.9	$5.1	$2.2
Interest cost on benefit obligation	84.7	89.3	63.4	47.2	48.3	28.2	10.8	12.9	9.0
Expected return on plan assets	(130.1)	(127.1)	(100.6)	(46.9)	(42.3)	(22.5)	(1.1)	(1.2)	(1.4)
Recognition of net actuarial loss	62.3	45.1	31.8	11.3	3.9	5.7	0.6	0.4	0.2
Amortization of prior service cost (benefit)	(6.9)	(4.2)	(4.2)	(0.3)	0.2	0.1	(0.3)	0.1	0.1
Settlements/Curtailments	0.9	2.4	—	(0.3)	1.6	1.3	—	—	—
Total expense	$79.5	$56.0	$37.1	$47.0	$41.3	$35.9	$15.9	$17.3	$10.1

(a) Includes qualified and non-qualified plans

Plan Assumptions	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

PERCENT	2013	2012	2011	2013	2012	2011	2013	2012	2011
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	4.92%	4.14%	4.86%	4.09%	4.04%	5.02%	4.77%	3.95%	4.80%
Projected salary increase	4.32	4.32	4.08	2.73	2.74	2.98
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	4.14	4.85	5.23	5.57	5.66	4.26	3.95	4.80	5.34
Expected return on plan assets	8.25	8.25	8.44	6.79	6.87	6.37	8.25	8.25	8.50
Projected salary increase	4.32	4.08	4.07	3.66	3.59	3.62

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

The expected long-term rate of return used for the company’s international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment. The other assumptions used to measure the international pension obligations, including discount rate, vary by country based on specific local requirements and information. As previously noted, the measurement date for these plans is November 30.

For postretirement benefit measurement purposes as of December 31, 2013, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5%. The rates were assumed to decrease each year until they reach 5% in 2023 and remain at those levels thereafter. Health care costs for certain employees which are eligible for subsidy by the company are limited by a cap on the subsidy.

Assumed health care cost trend rates have an effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE

Effect on total of service and interest cost components	$(0.4)	$0.1

Effect on postretirement benefit obligation	2.4	(2.3)

Plan Asset Management

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

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although non-U.S. equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no significant concentration of risk in its international plan assets.

The discussion that follows references the fair value measurements in terms of Levels 1, 2 and 3. See Note 7 for definitions of these levels. Plan assets by Level are as follows:

Level 1 - Cash, and certain equity securities and fixed income: Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

Level 2 - Real estate, insurance contracts, and certain equity securities and fixed income: Valued based on inputs other than quoted prices that are observable for the securities.

Level 3 - Hedge funds and private equity: Valued based on the net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available.

U.S. Assets

The allocation and fair value of the company’s U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

	TARGET
ASSET	ASSET
CATEGORY	ALLOCATION		PERCENTAGE
	PERCENTAGE		OF PLAN ASSETS
DECEMBER 31 (%)	2013	2012	2013	2012

Equity securities:
Large cap equity	34%	34%	37%	36%
Small cap equity	9	9	11	10
International equity	13	13	14	14
Fixed income:
Core fixed income	18	18	17	19
High-yield bonds	5	5	5	5
Emerging markets	2	2	2	2
Other:
Real estate	4	4	3	3
Hedge funds	9	9	8	8
Private equity	6	6	3	3
Total	100%	100%	100%	100%

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$3.1			$3.1
Equity securities:
Large cap equity	695.2			695.2
Small cap equity	196.9			196.9
International equity	258.5			258.5
Fixed income:
Core fixed income	323.2			323.2
High-yield bonds	88.4			88.4
Emerging markets	29.8			29.8
Other:
Real estate		$64.7		64.7
Hedge funds			$148.5	148.5
Private equity			54.9	54.9
Other		0.5		0.5
Total	$1,595.1	$65.2	$203.4	$1,863.7

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$8.8			$8.8
Equity securities:
Large cap equity	594.2			594.2
Small cap equity	159.9			159.9
International equity	223.7			223.7
Fixed income:
Core fixed income	308.9			308.9
High-yield bonds	81.8			81.8
Emerging markets	32.6			32.6
Other:
Real estate		$55.5		55.5
Hedge funds			$134.6	134.6
Private equity			48.2	48.2
Other		0.4		0.4
Total	$1,409.9	$55.9	$182.8	$1,648.6

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

	HEDGE	PRIVATE
MILLIONS	FUNDS	EQUITY

Balance at December 31, 2011	$127.1	$41.5
Unrealized gains	7.5	1.0
Realized gains	—	3.3
Purchases, sales and settlements, net	—	2.4
Transfers in and/or out	—	—
Balance at December 31, 2012	$134.6	$48.2
Unrealized gains	13.9	6.2
Realized gains	—	3.6
Purchases, sales and settlements, net	—	(3.1)
Transfers in and/or out	—	—
Balance at December 31, 2013	$148.5	$54.9

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

International Assets

The allocation of plan assets and fair value of the company’s international plan assets for its defined benefit pension plans are as follows:

ASSET	PERCENTAGE
CATEGORY	OF PLAN ASSETS
	2013	2012

DECEMBER 31 (%)
Cash	1%	1%
Equity securities:
International equity	43	42
Fixed income:
Corporate bonds	21	23
Government bonds	18	18
Total fixed income	39	41
Other:
Insurance contracts	15	14
Real estate	2	2
Total	100%	100%

		FAIR VALUE AS OF
MILLIONS		DECEMBER 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$3.6			$3.6
Equity securities:
International equity		$342.5		342.5
Fixed income:
Corporate bonds	5.5	162.1		167.6
Government bonds	8.7	134.6		143.3
Other:
Insurance contracts		116.2		116 .2
Real estate		11.4		11.4
Other	2.6	0.4		3.0
Total	$20.4	$767.2		$787.6

		FAIR VALUE AS OF
MILLIONS		DECEMBER 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$8.0			$8.0
Equity securities:
International equity		$288.8		288.8
Fixed income:
Corporate bonds	5.2	150.7		155.9
Government bonds	8.1	117.4		125.5
Other:
Insurance contracts		96.4		96.4
Real estate		10.7		10.7
Other	0.5	3.5		4.0
Total	$21.8	$667.5		$689.3

Multiemployer Plan

The company has historically contributed to a multiemployer defined benefit pension plan (“MEPP”) under the terms of a collective-bargaining agreement that covers certain union-represented former employees. The company contributed $0.2 million, $0.5 million and $0.4 million during 2013, 2012 and 2011, respectively to its MEPP.

During the fourth quarter of 2012 the company determined that a withdrawal from the MEPP was probable and based on the underfunded status of the MEPP recorded an estimated withdrawal liability of $4.7 million. During 2013, the company withdrew from the MEPP and as of December 31, 2013, the present value of the company’s withdrawal liability to the MEPP was $4.6 million.

The risks of participating in a MEPP are different from single-employer pension plans such that assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the MEPP, the unfunded obligations of the plan may be borne by the remaining participating employers. Participation in the MEPP is not considered significant to the company as a whole.

Cash Flows

As of year-end 2013, the company’s estimate of benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE SUBSIDY
MILLIONS	ALL PLANS	RECEIPTS
2014	$169	$2
2015	175	2
2016	178	—
2017	185	—
2018	191	—
2019-2023	1,101	—

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

No voluntary contributions were made to the merged U.S. pension plan during 2013. Based on plan asset values as of December 31, 2011, the company was required to make contributions of $38 million to its Nalco U.S. pension plan during 2012. During 2012, a total of $180 million was funded to the Nalco U.S. pension plan. In the first quarter of 2011, the company made a $100 million voluntary contribution to its Ecolab U.S. pension plan.

The company seeks to maintain an asset balance that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan, ESOP and Profit Sharing

Legacy Ecolab & Legacy Nalco

The company provides a 401(k) savings plan for the majority of its legacy Ecolab and legacy Nalco U.S. employees.

On January 1, 2013, a new plan benefiting active employees accruing a final average pay or legacy cash balance pension benefit was spun off from the Ecolab Savings Plan and ESOP (the “Ecolab Plan”). Under the new plan, employee 401(k) contributions of up to 3% of eligible compensation are matched 100% by the company and employee 401(k) contributions over 3% and up to 5% of eligible compensation are matched 50% by the company.

All other active legacy Ecolab U.S. employees remain in the Ecolab Plan and beginning January 1, 2013, received a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation.

On August 2, 2013 the legacy Nalco Company Profit Sharing and Saving Plan (the “Nalco Plan”) merged into the Ecolab Plan and eligible legacy Nalco employees began receiving matching contributions as discussed above. Prior to the merger of the plans, beginning January 1, 2013, eligible legacy Nalco employees received a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation. Prior to January 1, 2013, the Nalco Plan provided for matching contributions of up to 4% of eligible compensation for employees who elected to contribute to 401(k) accounts and annual profit sharing contributions based on the company’s financial performance. Profit sharing contributions were no longer made for plan years after December 31, 2012.

The company’s matching contributions are 100% vested immediately. The company’s matching contribution expense for legacy Ecolab and legacy Nalco employees was $54 million, $43 million and $25 million in 2013, 2012 and 2011, respectively. The company’s profit sharing expense for legacy Nalco employee was $13 million and $1 million in 2012 and 2011 respectively.

Legacy Champion

A wholly-owned subsidiary of the company provides a 401(k) savings plan for qualified legacy Champion and Corsitech employees (“Champion Plan”). The Champion Plan was merged into the Ecolab Plan as of December 31, 2013, and beginning January 1, 2014 legacy Champion and Corsitech employees will receive the Ecolab Plan matching contribution described above.

Prior to January 1, 2014, the Champion Plan provided a discretionary matching contribution of 100% on 401(k) contributions of up to 3% of eligible compensation and 50% on 401(k) contributions of over 3% and up to 6% of eligible compensation.

Ecolab’s matching contribution to the Champion Plan during 2013, since the close of the Champion acquisition in April 2013, was $5 million.

17. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Effective in the first quarter of 2013, the company changed its reportable segments due to a change in its underlying organizational model designed to support the business following the Nalco merger and to facilitate global growth. The company did not operate under the realigned segment structure prior to 2013. The company’s new segment structure focuses on global businesses, with its ten operating units, which are also operating segments, aggregated into four reportable segments as follows:

Global Industrial - This reportable segment consists of the Global Water, Global Food & Beverage, Global Paper and Global Textile Care operating units. It provides water treatment and process applications, and cleaning and sanitizing solutions primarily to large industrial customers within the manufacturing, food and beverage processing, chemical, mining and primary metals, power generation, pulp and paper, and commercial laundry industries. The underlying operating units exhibit similar manufacturing processes, distribution methods and economic characteristics.

Global Institutional - This reportable segment consists of the Global Institutional, Global Specialty and Global Healthcare operating units. It provides specialized cleaning and sanitizing products to the foodservice, hospitality, lodging, healthcare, government and education and retail industries. The underlying operating units exhibit similar manufacturing processes, distribution methods and economic characteristics.

Global Energy - This reportable segment consists of the Global Energy operating unit. It serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Other - This reportable segment consists of the Global Pest Elimination and Equipment Care operating units. It provides pest elimination and kitchen repair and maintenance, with its two operating units primarily fee-for-service businesses with similar economic characteristics.

For periods prior to its disposition in December 2012, the Vehicle Care operating unit was included within the Other reportable segment within the realigned reportable segment structure.

During the third quarter of 2013, the company’s management made a change to the way it measures and reports certain segments’ operating income, with intangible asset amortization specific to the Champion transaction moving to the Global Energy reportable segment from the Corporate segment. To provide meaningful comparisons, this change was made retroactively, resulting in $14.0 million of amortization expense moving to the Global Energy reportable segment from the Corporate segment for the second quarter of 2013. No other segments were impacted by this change.

Consistent with the company’s internal management reporting, and including the change discussed in the preceding paragraph, the Corporate segment includes intangible amortization specifically from the Nalco merger, and certain integration costs for both the Nalco and Champion transactions. The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income.

The profitability of the company’s operating units is evaluated by management based on operating income. The company has no intersegment revenues.

Reportable Segment Information

The company evaluates the performance of its international operations within its four reportable segments based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2.

The following tables present net sales and operating income (loss) by reportable segment.

	Net Sales			Operating Income (Loss)
MILLIONS	2013	2012	2011	2013	2012	2011

Global Industrial	$4,905.1	$4,762.2	$2,036.6	$637.3	$569.5	$234.3
Global Institutional	4,202.5	4,063.2	3,852.0	764.5	700.7	585.6
Global Energy	3,532.8	2,275.4	100.5	492.1	360.7	16.2
Other	715.0	736.3	701.4	97.9	103.0	96.6
Corporate	—	—	(29.6)	(411.6)	(442.3)	(192.4)
Subtotal at fixed currency rates	13,355.4	11,837.1	6,660.9	1,580.2	1,291.6	740.3
Effect of foreign currency translation	(102.0)	1.6	137.6	(19.6)	(2.3)	13.5
Consolidated	$13,253.4	$11,838.7	$6,798.5	$1,560.6	$1,289.3	$753.8

The company has an integrated supply chain function that serves all of its reportable segments. As such asset and capital expenditure information by reportable segment has not been provided and is not available, since the company does not produce or utilize such information internally. In addition, although depreciation and amortization expense is a component of each reportable segment’s operating results, it is not discretely identifiable.

The company had two classes of products which comprised 10% or more of consolidated net sales in any of the last three years. Sales of warewashing products were approximately 10% of consolidated net sales in 2013, approximately 11% of consolidated net sales in 2012 and approximately 18% of consolidated net sales in 2011. Sales of laundry products were approximately 10% of consolidated net sales in 2011.

The vast majority of the company’s revenue is driven by the sale of its chemical products, with any corresponding service generally considered incidental to the product sale. The exception to this is the Global Pest Elimination and Equipment Care operating units, which are within the Other reportable segment and as previously noted, are primarily fee-for-service businesses. In addition, the Global Industrial, Global Institutional and Global Energy reportable segments derive a small amount of revenue directly from service offerings. All other service based revenue is insignificant.

Total service revenue at public exchange rates by reportable segment is shown below.

	Service Revenue
(MILLIONS)	2013	2012	2011

Global Industrial	$51.9	$48.3	$—
Global Institutional	27.0	23.8	24.3
Global Energy	179.3	156.0	—
Other	619.4	590.1	563.4

Geographic Information

Net sales and long-lived assets at public exchange rates by geographic region are as follows:

	Net Sales			Long-Lived Assets, net
(MILLIONS)	2013	2012	2011	2013	2012
United States	$6,696.0	$5,865.3	$3,551.2	$8,755.8	$7,100.3
EMEA	3,255.0	3,027.9	1,955.5	2,180.2	1,908.4
Asia Pacific	1,631.8	1,586.8	721.4	2,368.6	2,377.1
Latin America	1,022.6	849.7	321.2	832.4	714.3
Canada	648.0	509.0	249.2	801.1	580.2
Consolidated	$13,253.4	$11,838.7	$6,798.5	$14,938.1	$12,680.3

Net sales by geographic region were determined based on origin of sale. Geographic data for long-lived assets is based on physical location of those assets. There were no sales from a single foreign country or individual customer that were material to the company’s consolidated net sales.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST	SECOND	THIRD	FOURTH
MILLIONS, EXCEPT PER SHARE	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
2013
Net sales	$2,872.1	$3,337.8	$3,484.0	$3,559.5	$13,253.4
Cost of sales (including special charges of $2.0, $15.2, $6.3 and $19.7 in Q1, Q2, Q3 and Q4, respectively)	1,564.9	1,828.6	1,882.8	1,963.8	7,240.1
Selling, general and administrative expenses	995.8	1,083.3	1,097.4	1,104.9	4,281.4
Special (gains) and charges	49.7	73.6	27.8	20.2	171.3
Operating income	261.7	352.3	476.0	470.6	1,560.6
Interest expense, net (including special charges of $2.2 and $0.3 in Q1 and Q2, respectively)	61.5	66.2	67.0	67.6	262.3
Income before income taxes	200.2	286.1	409.0	403.0	1,298.3
Provision for income taxes	39.2	70.3	101.8	113.4	324.7
Net income including noncontrolling interest	161.0	215.8	307.2	289.6	973.6
Less: Net income attributable to noncontrolling interest (including special charges of $0.5 in Q1)	1.4	2.7	(0.8)	2.5	5.8
Net income attributable to Ecolab	$159.6	$213.1	$308.0	$287.1	$967.8
Earnings attributable to Ecolab per common share
Basic	$0.54	$0.71	$1.02	$0.95	$3.23
Diluted	$0.53	$0.69	$1.00	$0.93	$3.16
Weighted-average common shares outstanding
Basic	295.4	301.5	301.2	301.2	299.9
Diluted	300.9	307.4	307.2	307.5	305.9

2012

Net sales	$2,810.9	$2,958.7	$3,023.3	$3,045.8	$11,838.7
Cost of sales (including special charges of $76.0, $3.1, $3.2 and $11.6 in Q1, Q2, Q3 and Q4, respectively)	1,614.0	1,608.9	1,616.4	1,644.2	6,483.5
Selling, general and administrative expenses	989.7	981.7	977.7	971.1	3,920.2
Special (gains) and charges	41.4	41.6	28.0	34.7	145.7
Operating income	165.8	326.5	401.2	395.8	1,289.3
Interest expense, net (including special charges of $18.2 and $1.1 in Q1 and Q4, respectively)	86.1	63.9	64.2	62.5	276.7
Income before income taxes	79.7	262.6	337.0	333.3	1,012.6
Provision for income taxes	35.6	79.2	97.7	98.8	311.3
Net income including noncontrolling interest	44.1	183.4	239.3	234.5	701.3
Less: Net income attributable to noncontrolling interest (including special charges of $4.5 in Q1)	(5.6)	(1.1)	1.3	3.1	(2.3)
Net income attributable to Ecolab	$49.7	$184.5	$238.0	$231.4	$703.6
Earnings attributable to Ecolab per common share
Basic	$0.17	$0.63	$0.81	$0.79	$2.41
Diluted	$0.17	$0.62	$0.80	$0.77	$2.35
Weighted-average common shares outstanding
Basic	291.5	291.9	292.7	293.8	292.5
Diluted	297.9	298.2	298.6	299.9	298.9

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the 1992 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2013.

On April 10, 2013, the company completed its acquisition of privately held Champion Technologies and its related company Corsicana Technologies (collectively “Champion”). See Note 4 to the Consolidated Financial Statements for additional information. As permitted by the Securities and Exchange Commission, companies may exclude acquisitions from their assessment of internal controls over financial reporting during the first year of acquisition and management elected to exclude Champion from its assessment of internal controls over financial reporting as of December 31, 2013. Champion’s total assets and total revenues represent approximately 4% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2013 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Daniel J. Schmechel
Chairman and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Champion from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded Champion from our audit of internal control over financial reporting. Champion is a wholly-owned subsidiary whose total assets and total revenues represent 4% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 28, 2014

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2013	2012	2011	2010
OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$6,696.0	$5,865.3	$3,551.2	$3,170.4
International (at average rates of currency exchange)	6,557.4	5,973.4	3,247.3	2,919.3
Total	13,253.4	11,838.7	6,798.5	6,089.7
Cost of sales (including special (gains) and charges(2))	7,240.1	6,483.5	3,475.6	3,013.8
Selling, general and administrative expenses	4,281.4	3,920.2	2,438.1	2,261.6
Special (gains) and charges	171.3	145.7	131.0	7.5
Operating income	1,560.6	1,289.3	753.8	806.8
Gain on sale of equity investment
Interest expense, net (including special (gains) and charges(3))	262.3	276.7	74.2	59.1
Income before income taxes	1,298.3	1,012.6	679.6	747.7
Provision for income taxes	324.7	311.3	216.3	216.6
Net income including noncontrolling interest	973.6	701.3	463.3	531.1
Less: Net income (loss) attributable to noncontrolling interest
(including special (gains) and charges(4))	5.8	(2.3)	0.8	0.8
Net income attributable to Ecolab	$967.8	$703.6	$462.5	$530.3
Earnings per share, as reported (GAAP)
Diluted - net income	$3.16	$2.35	$1.91	$2.23
Earnings per share, as adjusted (Non-GAAP)(5)
Diluted - net income	$3.54	$2.98	$2.54	$2.23
Weighted-average common shares outstanding - basic	299.9	292.5	236.9	233.4
Weighted-average common shares outstanding – diluted	305.9	298.9	242.1	237.6
SELECTED INCOME STATEMENT RATIOS
Gross profit	45.4%	45.2%	48.9%	50.5%
Selling, general and administrative expenses	32.3	33.1	35.9	37.1
Operating income	11.8	10.9	11.1	13.2
Income before income taxes	9.8	8.6	10.0	12.3
Net income attributable to Ecolab	7.3	5.9	6.8	8.7
Effective income tax rate	25.0%	30.7%	31.8%	29.0%
FINANCIAL POSITION
Current assets	$4,698.4	$4,892.0	$5,396.0	$1,869.9
Property, plant and equipment, net	2,882.0	2,409.1	2,295.4	1,148.3
Goodwill, intangible and other assets	12,056.1	10,271.2	10,493.3	1,854.0
Total assets	$19,636.5	$17,572.3	$18,184.7	$4,872.2
Current liabilities	$3,488.7	$3,052.7	$3,166.3	$1,324.8
Long-term debt	6,043.5	5,736.1	6,613.2	656.4
Postretirement health care and pension benefits	795.6	1,220.5	1,173.4	565.8
Other liabilities	1,899.3	1,402.9	1,490.7	192.2
Total liabilities	12,227.1	11,412.2	12,443.6	2,739.2
Ecolab shareholders’ equity	7,344.3	6,077.0	5,666.7	2,129.2
Noncontrolling interest	65.1	83.1	74.4	3.8
Total equity	7,409.4	6,160.1	5,741.1	2,133.0
Total liabilities and equity	$19,636.5	$17,572.3	$18,184.7	$4,872.2
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$1,559.8	$1,203.0	$685.5	$950.4
Depreciation and amortization	816.2	714.5	395.7	347.9
Capital expenditures	625.1	574.5	341.7	260.5
Cash dividends declared per common share	$0.9650	$0.8300	$0.7250	$0.6400
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$6,904.5	$6,541.9	$7,636.2	$845.6
Total debt to capitalization	48.2%	51.5%	57.1%	28.4%
Book value per common share	$24.39	$20.62	$19.41	$9.16
Return on beginning equity	15.8%	12.2%	21.7%	26.5%
Dividends per share/diluted earnings per common share	30.5%	35.3%	38.0%	28.7%
Net interest coverage	5.9	4.7	10.2	13.7
Year end market capitalization	$31,399.4	$21,190.5	$16,879.0	$11,723.3
Annual common stock price range	$108.34-71.99	$72.79-57.44	$58.13-43.81	$52.46-40.66
Number of employees	45,415	40,860	40,200	26,494

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2009	2008	2007	2006	2005	2004	2003
OPERATIONS
Net sales
United States (including special (gains) and charges(1))
International (at average rates of currency exchange)	$3,112.7	$3,130.1	$2,801.3	$2,562.8	$2,327.4	$2,135.7	$2,014.8
Total	2,787.9	3,007.4	2,668.3	2,333.0	2,207.4	2,049.3	1,747.0
Cost of sales (including special (gains) and charges(2))	5,900.6	6,137.5	5,469.6	4,895.8	4,534.8	4,185.0	3,761.8
Selling, general and administrative expenses	2,978.0	3,141.6	2,691.7	2,416.1	2,248.8	2,033.5	1,846.6
Special (gains) and charges	2,174.2	2,257.2	2,089.2	1,866.7	1,743.0	1,656.1	1,458.7
Operating income	67.1	25.9	19.7			4.5	0.4
Gain on sale of equity investment	681.3	712.8	669.0	613.0	543.0	490.9	456.1
Interest expense, net (including special (gains) and charges(3))							11.1
Income before income taxes	61.2	61.6	51.0	44.4	44.2	45.3	45.3
Provision for income taxes	620.1	651.2	618.0	568.6	498.8	445.6	421.9
Net income including noncontrolling interest	201.4	202.8	189.1	198.6	178.7	161.9	160.2
Less: Net income (loss) attributable to noncontrolling interest	418.7	448.4	428.9	370.0	320.1	283.7	261.7
(including special (gains) and charges(4))
Net income attributable to Ecolab	1.4	0.3	1.7	1.4	0.6	1.0	1.1
Earnings per share, as reported (GAAP)	$417.3	$448.1	$427.2	$368.6	$319.5	$282.7	$260.6
Diluted - net income
Earnings per share, as adjusted (Non-GAAP)(5)	$1.74	$1.80	$1.70	$1.43	$1.23	$1.09	$0.99
Diluted - net income	$1.99	$1.86	$1.66	$1.43	$1.24	$1.09	$0.96
Weighted-average common shares outstanding — basic	236.7	245.4	246.8	252.1	255.7	257.6	259.5
Weighted-average common shares outstanding — diluted	239.9	249.3	251.8	257.1	260.1	260.4	262.7
SELECTED INCOME STATEMENT RATIOS
Gross profit	49.5%	48.8%	50.8%	50.7%	50.4%	51.4%	50.9%
Selling, general and administrative expenses	36.8	36.8	38.2	38.1	38.4	39.6	38.8
Operating income	11.5	11.6	12.2	12.5	12.0	11.7	12.1
Income before income taxes	10.5	10.6	11.3	11.6	11.0	10.6	11.2
Net income attributable to Ecolab	7.1	7.3	7.8	7.5	7.0	6.8	6.9
Effective income tax rate	32.5%	31.1%	30.6%	34.9%	35.8%	36.3%	38.0%
FINANCIAL POSITION
Current assets	$1,814.2	$1,691.1	$1,717.3	$1,853.6	$1,421.7	$1,279.1	$1,150.3
Property, plant and equipment, net	1,176.2	1,135.2	1,083.4	951.6	868.0	867.0	769.1
Goodwill, intangible and other assets	2,030.5	1,930.6	1,922.1	1,614.2	1,506.9	1,570.1	1,309.5
Total assets	$5,020.9	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9
Current liabilities	$1,250.2	$1,441.9	$1,518.3	$1,502.8	$1,119.4	$939.6	$851.9
Long-term debt	868.8	799.3	599.9	557.1	519.4	645.5	604.4
Postretirement health care and pension benefits	603.7	680.2	418.5	420.2	302.0	270.9	249.9
Other liabilities	288.6	256.5	243.2	252.7	201.7	257.3	195.9
Total liabilities	3,011.3	3,177.9	2,779.9	2,732.9	2,142.5	2,113.3	1,902.1
Ecolab shareholders’ equity	2,000.9	1,571.6	1,935.7	1,680.2	1,649.2	1,598.1	1,321.1
Noncontrolling interest	8.7	7.4	7.2	6.4	4.9	4.8	5.7
Total equity	2,009.6	1,579.0	1,942.9	1,686.6	1,654.1	1,602.9	1,326.8
Total liabilities and equity	$5,020.9	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2	$3,228.9
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$695.0	$753.2	$797.6	$627.6	$590.1	$570.9	$523.9
Depreciation and amortization	334.3	334.7	291.9	268.6	256.9	247.0	228.1
Capital expenditures	252.5	326.7	306.5	287.9	268.8	275.9	212.0
Cash dividends declared per common share	$0.5750	$0.5300	$0.4750	$0.4150	$0.3625	$0.3275	$0.2975
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$967.3	$1,138.2	$1,003.4	$1,066.1	$746.3	$701.6	$674.6
Total debt to capitalization	32.5%	41.9%	34.1%	38.7%	31.1%	30.4%	33.7%
Book value per common share	$8.46	$6.65	$7.84	$6.69	$6.49	$6.21	$5.13
Return on beginning equity	26.6%	23.1%	25.4%	22.4%	20.0%	21.4%	23.3%
Dividends per share/diluted earnings per common share	33.1%	29.4%	27.9%	29.0%	29.5%	30.0%	30.1%
Net interest coverage	11.1	11.6	13.1	13.8	12.3	10.8	10.1
Year end market capitalization	$10,547.4	$8,301.7	$12,639.9	$11,360.4	$9,217.8	$9,047.5	$7,045.5
Annual common stock price range	$47.88-29.27	$52.35-29.56	$52.78-37.01	$46.40-33.64	$37.15-30.68	$35.59-26.12	$27.92-23.08
Number of employees	25,931	26,568	26,052	23,130	22,404	21,338	20,826

On April 10, 2013 and on December 1, 2011, the company completed its acquisition of Champion and merger with Nalco, respectively, which significantly impacts the comparability of certain 2013, 2012 and 2011 financial data against prior years. (1)U.S. Net sales includes special charges of $29.6 in 2011. (2)Cost of sales includes special charges of $43.2 in 2013, $93.9 in 2012, $8.9 in 2011, $12.6 in 2009, ($0.1) in 2004 and ($0.1) in 2003. (3) Interest expense, net includes special charges of $2.5 in 2013, $19.3 in 2012 and $1.5 in 2011. (4)Net income attributable to noncontrolling interest includes special charges of $0.5 in 2013 and $4.5 in 2012. (5)Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special (gains) and charges, discrete tax items and for 2011, post merger legacy Nalco activity. All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.