Form 10-K, Exhibit 13
period 2014-12-31
ECOLAB INC
filed 2015-02-27
CIK 31462

Exhibit (13.1)

MANAGEMENT’S DISCUSSION & ANALYSIS

The following management discussion and analysis (“MD&A”) provides information that management believes is useful in understanding the operating results, cash flows and financial condition of Ecolab Inc. (“Ecolab”, “the company”, “we” or “our”). We provide quantitative information about the material sales drivers including the impact of changes in volume and pricing and the effect of acquisitions and changes in foreign currency at the corporate level, and the quantitative impact of acquisitions and changes in foreign currency at the segment level. We also provide quantitative information regarding special (gains) and charges, discrete tax items and other significant factors we believe are useful for understanding our results. Such quantitative drivers are supported by comments meant to be qualitative in nature. Qualitative factors are generally ordered based on estimated significance.

The discussion should be read in conjunction with the consolidated financial information and related notes included in this Annual Report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This discussion contains various “Non-GAAP Financial Measures” and various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the statements and information set forth in the sections entitled Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found on pages 29 and 30.

Comparability of Results

Statement of Income Data

Effective in the first quarter of 2014, certain employee-related costs from our recently acquired businesses that were historically presented within cost of sales (“COS”) were revised and reclassified to selling, general and administrative expenses (“SG&A”) on the Consolidated Statement of Income. These immaterial revisions were made to conform with management’s view of the respective costs within the global organizational model. Total costs reclassified were $78.9 million and $98.1 million for the years ended December 31, 2013 and 2012, respectively.

Results for 2013 and 2012 have been revised to conform to the current year presentation. The reclassification had no impact on earnings, financial position or cash flows.

Reportable Segments and Operating Units

Effective in the first quarter of 2014, we made immaterial changes to our reportable segments, including the movement of certain customers between reportable segments, reflecting our continued integration of businesses and consistency across our global markets and customers. In addition, we made immaterial changes to the way we measure and report segment operating income by updating the internal allocations of certain supply chain and SG&A expenses related to our centralized functions.

Segment results for 2013 and 2012 have been revised to conform to the current year presentation. The changes had no impact on our total reported net sales or total reported operating income.

Beginning in the first quarter of 2014, the term “Global” has been removed from the description of our operating units. This change had no impact on the underlying structure of the respective operating units.

Fixed Currency Foreign Exchange Rates

We evaluate the sales and operating income performance of our international operations based on fixed currency exchange rates, which eliminate the impact of exchange rate fluctuations on our international operations. Fixed currency amounts are updated annually at the beginning of each year based on translation into U.S. dollars at foreign currency exchange rates established by management, with all periods presented using such rates. Fixed currency exchange rates are generally based on existing market rates at the time they are established.

Impact of Acquisitions and Divestitures

On April 10, 2013, we completed our acquisition of privately held Champion Technologies and its related company Corsicana Technologies (collectively “Champion”). The Champion business became part of our Global Energy reportable segment in the second quarter of 2013. The pro forma impact of the Champion acquisition was not material to our consolidated financial statements; therefore, pro forma information is not presented.

Our historical practice for providing growth rates adjusted for immaterial acquisitions and divestitures has generally been to exclude the results of the acquired business from the first twelve months post acquisition and exclude the results of the divested business from the twelve months prior to divestiture, thus allowing for a more meaningful period-over-period comparison. Presentation of acquisition adjusted growth rates, with the exception of the Champion transaction, continues to be handled in such a way. Specific to the Champion transaction, due to the rapid pace at which the business has been integrated within our Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is no longer available for post-acquisition periods. As such, to allow for the most meaningful period-over-period comparison, specific to the Champion transaction, Champion’s results for 2012 and the period prior to acquisition in 2013 have been included for purposes of providing acquisition adjusted growth rates. Throughout this MD&A, reference to “acquisition adjusted” growth rates follows the above methodology.

EXECUTIVE SUMMARY

Ecolab delivered a strong year in 2014, as solid sales growth and adjusted operating income margin expansion produced an 18% adjusted earnings per share gain.

Our solid acquisition adjusted fixed currency sales growth was the result of our continued focus on innovative products and programs to help customers obtain better results with lower total costs. Through these, we drove new account gains across our segments. We also continued to implement appropriate price increases to help offset higher delivered product costs and investments in our business, and we leveraged cost efficiencies and acquisition synergies to deliver margin expansion and yield the adjusted earnings per share gain.

Through these focused actions, we once again delivered outstanding operating results for our shareholders in 2014 while continuing to build our future opportunities. Our performance underscored the strength and long-term potential of our business, our people and our strategies.

Sales: Reported sales increased 8% to $14.3 billion in 2014 from $13.3 billion in 2013. Sales were negatively impacted by unfavorable foreign currency exchange rates compared to the prior year. When measured in fixed rates of foreign currency exchange, fixed currency sales increased 9% compared to the prior year. Acquisition adjusted fixed currency sales growth for 2014 was 5%. See the section entitled Non-GAAP Financial Measures on pages 29-30 for further information on our Non-GAAP measures and the Net Sales table on page 17 and the Sales by Reportable Segment table on page 22 for reconciliation information.

Gross Margin: Our reported gross margin was 46.2% of sales for 2014, which compared to 2013 reported gross margin of 46.0%. Excluding the impact of special (gains) and charges included in cost of sales from both 2014 and 2013, the adjusted gross margin was 46.3% for both years. Including the net impact of acquisitions and divestitures, adjusted gross margins increased 0.4 percentage points when comparing 2014 to 2013. See the section entitled Non-GAAP Financial Measures on pages 29-30 for further information on our Non-GAAP measures and the Cost of Sales and Gross Margin table on page 18 for reconciliation information.

Operating Income: Reported operating income increased 25% to $2.0 billion in 2014, compared to $1.6 billion in 2013. Adjusted operating income, excluding the impact of special (gains) and charges, increased 15% in 2014. Foreign currency had a negative impact on operating income growth, as 2014 adjusted fixed currency operating income increased 17% compared to the prior year. The net impact of acquisitions and divestitures added approximately 2 percentage points to our 2014 adjusted fixed currency operating income growth rate. See the section entitled Non-GAAP Financial Measures on pages 29-30 for further information on our Non-GAAP measures and the Operating Income table on page 20 and Operating Income by Reportable Segment table on page 22 for reconciliation information.

Earnings Per Share: Reported diluted earnings per share increased 24% to $3.93 in 2014 compared to $3.16 in 2013. Special (gains) and charges had an impact on both years, driven primarily by restructuring charges, Champion acquisition and integration costs and Nalco Holding Company (“Nalco”) integration costs incurred in both 2014 and 2013, settlements and other gains in 2014 and Venezuela currency devaluation charges in 2013. Adjusted diluted earnings per share, which exclude the impact of special (gains) and charges and discrete tax items from both 2014 and 2013 increased 18% to $4.18 in 2014 compared to $3.54 in 2013. See the section entitled Non-GAAP Financial Measures on pages 29-30 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share table on page 21 for reconciliation information.

Cash Flow: Cash flow from operating activities was $1.8 billion in 2014 compared to $1.6 billion in 2013. We continued to generate strong cash flow from operations, allowing us to fund our ongoing operations, acquisitions, investments in the business, debt repayments, pension obligations and return cash to our shareholders through share repurchases and dividend payments. See the section entitled Cash Flows on pages 25-26 for further information.

Balance Sheet: We remain committed to our stated objective of having an investment grade balance sheet, supported by our current rating of BBB+/Baa1 by the major ratings agencies, and to achieving “A” range ratings metrics. We believe that our strong balance sheet has allowed us continued access to capital at attractive rates.

Dividends: We increased our quarterly cash dividend 20% in December 2014 to an indicated annual rate of $1.32 per share. The increase represents our 23rd consecutive annual dividend rate increase and the 78th consecutive year we have paid cash dividends. Our outstanding dividend history reflects our continued growth and development, strong cash flows, solid financial position and confidence in our business prospects for the years ahead.

Restructuring Initiatives: During 2014 we continued to undergo activities under our two active restructuring plans; the Energy Restructuring Plan and the Combined Restructuring Plan as defined and discussed within the section entitled Restructuring Charges on page 19. The individual plans remain focused on the original initiatives of strengthening our position in the fast growing global energy market, reducing our global workforce, and optimizing and simplifying our supply chain, distribution center locations and other facilities. Both plans are expected to be substantially completed by the end of 2015, although certain actions will likely continue into 2016.

Champion Acquisition Integration: The integration of the Champion business into our Global Energy segment has continued to progress well, with synergy targets in line with expectations, as indicated by the strong acquisition adjusted fixed currency sales growth, acquisition adjusted operating income growth and expanded acquisition adjusted operating income margins within our Global Energy segment.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements (“Notes”).

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

Revenue Recognition

We recognize revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. We recognize revenue on services as they are performed. While we employ a sales and service team to ensure our customers’ needs are best met in a high quality way, the vast majority of our revenue is generated from product sales. Outside of the service businesses and service offerings discussed in Note 17, any other services are either incidental to a product sale and not sold separately or are insignificant.

Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. We also record estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale, as discussed below. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

Allowances for Doubtful Accounts

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

Our allowance for doubtful accounts balance was $77 million and $81 million, as of December 31, 2014 and 2013, respectively. These amounts include our allowance for sales returns and credits of $15 million and $14 million as of December 31, 2014 and 2013, respectively. Our bad debt expense as a percent of reported net sales was 0.2% in both 2014 and 2013, and 0.3% in 2012. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events, economic downturns, or significant changes in future trends were to occur, additional allowances may be required.

Accrued Liabilities

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

We record liabilities related to pending litigation, environmental claims and other contingencies when a loss is probable and can be reasonably estimated. Estimates used to record such liabilities are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements generally are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our consolidated financial position. For additional information on our commitments and contingencies, see Note 15.

Actuarially Determined Liabilities

Pension and Postretirement Healthcare Benefit Plans

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The significant assumptions used in developing the required estimates are the discount rate, expected return on assets, projected salary and health care cost increases and mortality table.

•        The discount rate assumptions for the U.S. plans are assessed using a yield curve constructed from a subset of bonds yielding greater than the median return from a population of non-callable, corporate bond issues rated Aa by Moody’s Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans’ projected cash flows to the bond yield curve. In determining our U.S. pension obligations for 2014, our discount rate decreased to 4.14% from 4.92% at year-end 2013. In determining our U.S. postretirement health care obligation for 2014, our discount rate decreased to 4.08% from 4.77% at year-end 2013.

•        The expected return on plan assets reflects asset allocations, investment strategies and views of investment advisors, and represents our expected long-term return on plan assets. Our weighted-average expected return on U.S. plan assets used for determining both the 2014 and 2015 U.S. pension and U.S. postretirement health care expenses was 7.75%.

•        Projected salary and health care cost increases are based on our long-term actual experience, the near term outlook and assumed inflation. Our weighted-average projected salary increase was 4.32% as of both December 31, 2014 and 2013.

•        The mortality tables were updated to the RP-2014 tables, with new mortality projection scale MP-2014, in determining our U.S. pension and U.S. postretirement health care obligation for 2014.

The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, will generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect future pension and other postretirement obligations. The unrecognized net actuarial loss on our U.S. qualified and non-qualified pension plans increased to $556 million as of December 31, 2014 from $258 million as of December 31, 2013 (both before tax), primarily due to a decrease in our discount rate and adoption of an updated mortality table.

The effect of a decrease in the discount rate or decrease in the expected return on assets assumption as of December 31, 2014, on the December 31, 2014 funded status and 2015 expense is shown below, assuming no changes in benefit levels and no amortization of gains or losses for our significant U.S. plans:

MILLIONS	EFFECT ON U.S. PENSION PLANS
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2015
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE
Discount rate	-0.25 pts	$71.5	$4.7
Expected return on assets	-0.25 pts	N/A	$4.3

	EFFECT ON U.S. POSTRETIREMENT
MILLIONS	HEALTH CARE BENEFITS PLANS
		INCREASE IN	HIGHER
	ASSUMPTION	RECORDED	2015
ASSUMPTION	CHANGE	OBLIGATION	EXPENSE
Discount rate	-0.25 pts	$7.8	$1.6
Expected return on assets	-0.25 pts	N/A	$0.1

Our international pension obligations and underlying plan assets represent approximately one third of our global pension plans, with the majority of the amounts held in the U.K. and Eurozone countries. We use assumptions similar to our U.S. plan assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information.

See Note 16 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and postretirement plan obligations.

Self Insurance

Globally we have high deductible insurance policies for property and casualty losses. We are insured for losses in excess of these deductibles and have recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims on an actuarial basis. A change in these actuarial assumptions would cause reported results to differ.

Restructuring

Our restructuring activities are associated with plans to enhance our efficiency, effectiveness and sharpen the competitiveness of our businesses. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs and disposals. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs and disposals include leasehold improvement write-downs, other asset write-downs associated with combining operations and disposal of assets.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain and other asset write-downs associated with combining operations. Restructuring liabilities have been classified as a component of both other current and other noncurrent liabilities on the Consolidated Balance Sheet. During 2014, we incurred $83 million under our two active restructuring plans (Combined and Energy). Our restructuring liability balance was $76 million and $81 million as of December 31, 2014 and 2013, respectively. For additional information on our current restructuring activities, see Note 3.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities, any valuation allowances recorded against net deferred tax assets and uncertain tax positions.

Effective Income Tax Rate

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

Deferred Tax Assets and Liabilities and Valuation Allowances

Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include historical results, future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. We anticipate that approximately one-half of our December 31, 2014 valuation allowance balance may be released during 2015 based on income trends in the underlying foreign entities. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements.

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

Uncertain Tax Positions

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (“IRS”) has completed its examinations of our federal income tax returns through 2010. Our Ecolab U.S. (including Nalco) income tax returns for the years 2011 and 2012 are currently under audit. The audit of the legacy Champion U.S. income tax return for the year 2012 has not yet begun. In addition to the U.S. federal examinations, we have ongoing audit activity in several U.S. state and foreign jurisdictions.

The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. Our gross liability for uncertain tax positions was $79 million and $99 million as of December 31, 2014 and 2013, respectively. For additional information on income taxes, see Note 12.

Long-Lived Assets, Intangible Assets and Goodwill

Long-Lived and Intangible Assets

We periodically review our long-lived and amortizable intangible assets, the net value of which was $6.6 billion and $6.8 billion as of December 31, 2014 and 2013, respectively, for impairment and to assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset’s carrying value over its estimated fair value. In addition, we periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived or amortizable intangible assets.

As part of the Nalco merger, we added the “Nalco” trade name as an indefinite life intangible asset, the total value of which was $1.2 billion as of December 31, 2014 and 2013. The carrying value of the indefinite life trade name was subject to annual impairment testing, using the qualitative assessment method, during the second quarter of 2014. Based on this testing, no adjustment to the carrying value was necessary. Additionally, based on the current and expected performance of our operating units, updating the impairment testing during the second half of 2014 was not deemed necessary.

Goodwill

We had total goodwill of $6.7 billion and $6.9 billion as of December 31, 2014 and 2013, respectively. We test our goodwill for impairment at the reporting unit level on an annual basis during the second quarter. Our reporting units are aligned with our ten operating segments.

We used a “step zero” qualitative test to assess all ten of our reporting units given the substantial levels of headroom and other strong qualitative factors. Qualitative testing evaluated factors including, but not limited to, economic, market and industry conditions, cost factors and the overall financial performance of the reporting unit. Based on the “step zero” testing performed, no adjustment to the carrying value of goodwill was necessary. In addition, we noted no changes in events or circumstances which would have required us to complete the two-step quantitative goodwill impairment analysis for any of the assessed reporting units.

If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between the annual tests. Based on the current and expected performance of our reporting units, updating the impairment testing during the second half of 2014 was not deemed necessary.

The Nalco and Champion transactions resulted in the addition of $4.5 billion and $1.0 billion of goodwill, respectively, within the Energy, Water and Paper reporting units. Subsequent performance of these reporting units relative to projections used in our purchase price allocation could result in impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate significantly due to reasons that did not proportionately increase fair value.

RESULTS OF OPERATIONS

Net Sales

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013

Reported GAAP net sales	$14,280.5	$13,253.4	$11,838.7	8%	12%
Effect of foreign currency translation	(45.7)	(221.5)	(253.0)
Non-GAAP fixed currency sales	$14,234.8	$13,031.9	$11,585.7	9%	13%

Reported net sales for 2014 increased 8%, as growth continued to be impacted by the Champion acquisition. Foreign currency negatively impacted sales growth in 2014 as fixed currency sales increased 9%. Acquisition adjusted fixed currency sales increased 5% in 2014.

Reported net sales for 2013 increased 12%, with growth benefiting from the inclusion of the Champion business in our results beginning in the second quarter of 2013. Foreign currency negatively impacted sales growth in 2013 as fixed currency sales increased 13%. Acquisition adjusted fixed currency sales increased 5% in 2013.

The percentage change components of the year-over-year sales increase are as follows:

PERCENT	2014	2013
Volume	4%	4%
Price changes	1	1
Acquisition adjusted fixed currency sales increase	5	5

Acquisitions & divestitures	4	8
Fixed currency sales increase	9	13

Foreign currency translation	(1)	(1)

Reported GAAP net sales increase	8%	12%

Cost of Sales and Gross Margin

	2014		2013		2012
		GROSS		GROSS		GROSS
MILLIONS/PERCENT	COS	MARGIN	COS	MARGIN	COS	MARGIN

Reported GAAP COS and gross margin	$7,679.1	46.2%	$7,161.2	46.0%	$6,385.4	46.1%
Special (gains) and charges	14.3	0.1	43.2	0.3	93.9	0.8
Non-GAAP adjusted COS and gross margin	$7,664.8	46.3%	$7,118.0	46.3%	$6,291.5	46.9%

Our COS values and corresponding gross profit margin (“gross margin”) are shown in the previous table. Our gross margin is defined as sales less cost of sales divided by sales.

Our reported gross margin was 46.2%, 46.0% and 46.1% for 2014, 2013 and 2012, respectively. Our 2014, 2013 and 2012 reported gross margins across 2013 and 2014 were negatively impacted by special (gains) and charges of $14.3 million, $43.2 million and $93.9 million, respectively. Special (gains) and charges items impacting COS are shown within the special (gains) and charges table below.

Excluding the impact of special (gains) and charges, our adjusted gross margin was 46.3% for both 2014 and 2013. The adjusted gross margin across 2014 and 2013 was impacted by continued growth within Global Energy, including the impact of the Champion acquisition, which generally has a lower gross margin compared to our other segments, which offset pricing gains. Including the net impact of acquisitions and divestitures, our adjusted gross margin increased 0.4 percentage points in 2014.

Excluding the impact of special (gains) and charges, our 2013 adjusted gross margin of 46.3% compared against a 2012 adjusted gross margin of 46.9%. The decrease was due primarily to growth within Global Energy, including the impact of the Champion acquisition. These negative impacts were partially offset by pricing gains, synergies and cost savings. Including the net impact of acquisitions and divestitures, our adjusted gross margin was flat comparing 2013 to 2012.

Selling, General and Administrative Expenses

PERCENT	2014	2013	2012

SG&A Ratio	32.1%	32.9%	33.9%

The decrease in SG&A ratio (SG&A expenses as a percentage of reported net sales) across the periods was driven by leverage from increased sales, net synergies and cost savings. Including the net impact of acquisitions and divestitures, our SG&A ratio decreased 0.8 percentage points and 1.1 percentage points when comparing 2014 against 2013 and 2013 against 2012, respectively, which is generally consistent with the trend in the table above.

Special (Gains) and Charges

Special (gains) and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2014	2013	2012

Cost of sales
Restructuring charges	$13.9	$6.6	$22.7
Recognition of inventory fair value step-up	0.4	36.6	71.2
Subtotal	14.3	43.2	93.9
Special (gains) and charges
Restructuring charges	69.2	83.4	116.6
Champion acquisition and integration costs	19.9	49.7	18.3
Nalco merger and integration costs	8.5	18.6	70.9
Venezuela currency devaluation	—	23.2	—
Gain on sale of businesses, litigation activity, settlements and other gains	(28.8)	(3.6)	(60.1)
Subtotal	68.8	171.3	145.7
Operating income subtotal	83.1	214.5	239.6

Interest expense, net
Acquisition debt costs	—	2.5	1.1
Debt extinguishment costs	—	—	18.2
Subtotal	—	2.5	19.3
Net income attributable to noncontrolling interest
Venezuela currency devaluation	—	(0.5)	—
Recognition of Nalco inventory fair value step-up	—	—	(4.5)
Subtotal	—	(0.5)	(4.5)

Total special (gains) and charges	$83.1	$216.5	$254.4

For segment reporting purposes, special (gains) and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Restructuring Charges

Energy Restructuring Plan

In April 2013, following the completion of the Champion acquisition, we commenced plans to undertake restructuring and other cost-saving actions to realize our acquisition-related cost synergies as well as streamline and strengthen our position in the fast growing global energy market (the “Energy Restructuring Plan”). Actions associated with the acquisition to improve the effectiveness and efficiency of the business continue to include a reduction of the combined business’s current global workforce. Actions also include leveraging and simplifying our global supply chain, including the reduction of plant, distribution center and redundant facility locations and product line optimization.

The total pre-tax restructuring charges under the Energy Restructuring Plan are expected to be approximately $80 million ($55 million after tax). The restructuring charges are expected to be substantially complete by the end of 2015, although certain actions will likely continue into 2016. We anticipate that approximately $60 million of the $80 million pre-tax charges will represent cash expenditures. The remaining pre-tax charges represent estimated asset write-downs and disposals. No decisions have been made regarding any additional asset disposals and estimates could vary depending on the actual actions taken.

As a result of activities under the Energy Restructuring Plan, we recorded restructuring charges of $9.5 million ($6.4 million after tax) or $0.02 per diluted share and $27.4 million ($19.4 million after tax) or $0.06 per diluted share during 2014 and 2013, respectively.

Cash payments under the Energy Restructuring Plan during 2014 and 2013 were $13.9 million and $17.5 million, respectively. The majority of cash payments under this plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters. Cash payments in 2015 are expected to remain at a consistent level with 2014. We anticipate the remaining cash expenditures will be funded from operating activities.

During 2014 the Energy Restructuring Plan achieved approximately $55 million of incremental savings as compared to 2013. We anticipate cumulative cost savings from this plan, along with synergies achieved in connection with the acquisition, of $125 million in 2015 with annualized cost savings and synergies of $150 million by the end of 2015.

Combined Restructuring Plan

In February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, as well as undertake certain restructuring activities outside of Europe, historically referred to as the 2011 Restructuring Plan.

Additionally in January 2012, following the merger with Nalco, we formally commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities, including planned reductions of plant and distribution center locations, historically referred to as the Merger Restructuring Plan.

During the first quarter of 2013, we determined that because the objectives of the plans discussed above were aligned, the previously separate restructuring plans should be combined into one plan.

The combined restructuring plan (the “Combined Plan”) combines opportunities and initiatives from both plans and continues to follow the original format of the Merger Restructuring Plan by focusing on global actions related to optimization of our supply chain and office facilities, including reductions of the global work force and plant and distribution center locations. During the fourth quarter of 2014, we identified additional opportunities to optimize our supply chain, increase efficiency and effectiveness and reduce workforce, which increased total planned charges under the Combined Plan from $330 million ($245 million after tax) to $390 million ($295 million after tax). As a result of activities under the Combined Plan, we recorded restructuring charges of $73.5 million ($58.5 million after tax) or $0.19 per diluted share and $63.6 million ($48.3 million after tax) or $0.16 per diluted share during 2014 and 2013, respectively. The remaining restructuring charges are expected to be substantially complete by the end of 2015, although certain actions will likely continue into 2016.

We anticipate that approximately two-thirds of the remaining Combined Plan pre-tax charges will represent net cash expenditures. No decisions have been made regarding any non-cash expenses and estimates could vary depending on the actual actions taken.

Net cash payments under the Combined Plan were $68.8 million during 2014 and $192.2 million across 2011 to 2013. The majority of cash payments under the Combined Plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters. Cash payments in 2015 are expected to remain consistent with 2014. We anticipate the remaining cash expenditures will continue to be funded from operating activities.

During 2014, the Combined Plan achieved approximately $80 million of incremental savings as compared to 2013. Cumulative cost savings and synergies from the Combined Plan of $335 million in 2014 are consistent with expectations. We anticipate an increase in the annualized cost savings through 2016 from $395 million to $420 million based on the additional restructuring activities identified during the fourth quarter of 2014.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Further details related to our restructuring charges are included in Note 3.

Non-Restructuring Special (Gains) and Charges

Champion acquisition and integration costs

As a result of the Champion acquisition completed in 2013, we incurred charges of $19.9 million ($12.8 million after tax) or $0.04 per diluted share, $88.8 million ($61.4 million after tax) or $0.20 per diluted share and $19.4 million ($16.7 million) or $0.06 per diluted share, during 2014, 2013 and 2012, respectively.

Champion acquisition and integration related costs have been included as a component of cost of sales, special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts within cost of sales include the recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis, and Champion U.S. inventory which was associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts within special (gains) and charges include acquisition costs, advisory and legal fees and integration charges. Amounts within net interest expense include the interest expense through the April 2013 close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as amortizable fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition.

Nalco merger and integration costs

As a result of the Nalco merger completed in 2011, we incurred charges of $8.5 million ($7.0 million after tax), or $0.02 per diluted share, $18.6 million ($14.2 million after tax), or $0.05 per diluted share and $155.8 million ($113.7 million after tax), or $0.38 per diluted share during 2014, 2013 and 2012, respectively.

Nalco merger and integration charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts within cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts within special (gains) and charges include merger and integration charges. Amounts within net interest expense include a loss on the extinguishment of Nalco’s senior notes.

Venezuelan currency devaluation

On February 8, 2013, the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, in 2013, we recorded a charge of $22.7 million ($16.1 million after tax) or $0.05 per diluted share, due to the remeasurement of the local balance sheet. As a result of the ownership structure of our operations in Venezuela, we also reflected the impact of the devaluation as a component of net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income.

Other special (gains) and charges

During 2014, we recorded a special gain of $28.4 million ($23.3 million after tax), or $0.08 per diluted share, as a result of a favorable licensing settlement and other settlement gains, the consolidation of the Emirates National Chemicals Company LLC (“Emochem”) entity and removal of the corresponding equity method investment and the disposition of a business.

During 2012, we recorded a net special gain of $60.1 million ($35.7 million after tax), or $0.12 per diluted share, related to the sale of our Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business originally sold prior to 2012 and litigation-related charges.

Further details related to our non-restructuring special (gains) and charges are included in Note 3.

Operating Income and Operating Income Margin

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013

Reported GAAP operating income	$1,955.0	$1,560.6	$1,289.3	25%	21%
Special (gains) and charges	83.1	214.5	239.6
Non-GAAP adjusted operating income	2,038.1	1,775.1	1,528.9	15	16
Effect of foreign currency translation	(3.2)	(35.5)	(42.0)
Non-GAAP adjusted fixed currency operating income	$2,034.9	$1,739.6	$1,486.9	17%	17%

PERCENT	2014	2013	2012

Reported GAAP operating income margin	13.7%	11.8%	10.9%
Non-GAAP adjusted operating income margin	14.3%	13.4%	12.9%
Non-GAAP adjusted fixed currency operating income margin	14.3%	13.3%	12.8%

Reported operating income increased 25% when comparing 2014 to 2013 and increased 21% when comparing 2013 to 2012. Our reported operating income for 2014, 2013 and 2012 was impacted by special (gains) and charges. Excluding the impact of special (gains) and charges from all three years, 2014 adjusted operating income increased 15% when compared to 2013 adjusted operating income and 2013 adjusted operating income increased 16% when compared to 2012 adjusted operating income. As shown in the previous table, foreign currency translation had a negative impact on operating income growth for both 2014 and 2013, as adjusted fixed currency operating income increased 17% for both comparable periods.

The 2014 and 2013 adjusted fixed currency operating income increase of 17% for both comparable periods and the improving trend in our adjusted fixed currency operating income margin, were driven primarily by sales volume increases, pricing gains, net cost savings and synergies.

The net impact of acquisitions and divestitures added approximately 2 percentage points to both our 2014 and 2013 adjusted fixed currency operating income growth rates.

Interest Expense, Net

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013

Reported GAAP interest expense, net	$256.6	$262.3	$276.7	(2)%	(5)%
Special (gains) and charges	—	2.5	19.3
Non-GAAP adjusted interest expense, net	$256.6	$259.8	$257.4	(1)%	1%

Reported net interest expense totaled $256.6 million, $262.3 million and $276.7 million during 2014, 2013 and 2012, respectively.

Special (gains) and charges reported within net interest expense impacted 2013 and 2012, and included the interest expense through the April 2013 close date of the Champion acquisition of our $500 million public debt issuance in December 2012, as well as amortizable fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition. Special (gains) and charges within net interest during 2012 also included a net loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger.

The decrease in 2014 adjusted net interest expense compared to 2013 adjusted net interest expense was due primarily to lower comparable outstanding debt, offset partially by increased net expense related to our hedging program and other interest-related fees.

The small increase in 2013 adjusted net interest expense compared to 2012 adjusted net interest expense was due primarily to interest associated with debt issued in connection with the Champion acquisition, offset by decreased borrowings across our international operations, lower U.S. commercial paper borrowings and legacy Nalco debt extinguishments in early 2012.

Provision for Income Taxes

The following table provides a summary of our tax rate:

PERCENT	2014	2013	2012
Reported GAAP tax rate	28.0%	25.0%	30.7%
Tax rate impact of:
Special gains and charges	(0.1)	0.4	(1.5)
Discrete tax items	(0.7)	2.7	0.7
Non-GAAP adjusted tax rate	27.2%	28.1%	29.9%

Our reported tax rate for 2014, 2013 and 2012 includes the tax impact of special gains and charges and discrete tax items. Depending on the nature of our special gains and charges and discrete tax items, our reported tax rate may not be consistent on a period to period basis, as amounts included in our special gains and charges are derived from tax jurisdictions with rates that vary from our overall non-GAAP adjusted tax rate.

Our 2014 reported tax rate includes $21.6 million of net tax benefits on special gains and charges and $13.2 million of discrete tax items net expense. Our 2013 reported tax rate includes $60.1 million of net tax benefits on special gains and charges and $41.7 million of discrete tax items net benefits. Our 2012 reported tax rate includes $59.4 million of net tax benefits on special gains and charges and $9.2 million of discrete tax items net benefits. The corresponding impact of these items to the reported tax rate is shown in the table above.

Discrete tax items net expense in 2014 was driven primarily by an update to non-current tax liabilities for certain global tax audits, an adjustment related to the re-characterization of intercompany payments between our U.S. and foreign affiliates, the remeasurement of certain deferred tax assets and liabilities resulting from changes in our deferred state tax rate, recognizing adjustments from filing our 2013 U.S. federal and state tax returns, net changes of valuation allowances based on the realizability of foreign deferred tax assets and the impact from other foreign country audit settlements.

Discrete tax items net benefits in 2013 were driven primarily by the net release of valuation allowances related to the realizability of foreign deferred tax assets of $11.5 million, the remeasurement of certain deferred tax assets and liabilities of $11.3 million and recognizing adjustments from filing our 2012 U.S. federal and state tax returns of $11.0 million. The remaining net discrete tax items relate primarily to recognizing settlements related to prior year income tax audits, law changes within a foreign jurisdiction, the retroactive extension during first quarter 2013 of the U.S. R&D credit for 2012, foreign audit adjustments and other adjustments to deferred tax assets and liabilities.

Discrete tax items net benefits in 2012 were based largely on benefits related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing our 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete tax items benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates and state and foreign country audit settlements and adjustments.

The decrease in the 2014 adjusted tax rate compared to 2013 was due primarily to global tax planning actions and favorable geographic income mix. The decrease in the 2013 adjusted tax rate compared to 2012 was due primarily to global tax planning actions, extension of the R&D credit and favorable geographic income mix.

Net Income Attributable to Ecolab

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013
Reported GAAP net income	$1,202.8	$967.8	$703.6	24%	38%
Adjustments:
Special (gains) and charges, after tax	61.5	156.4	195.0
Discrete tax net expense (benefit)	13.2	(41.7)	(9.2)
Non-GAAP adjusted net income	$1,277.5	$1,082.5	$889.4	18%	22%

Diluted Earnings Attributable to Ecolab Per Common Share (EPS)

				PERCENT CHANGE
DOLLARS	2014	2013	2012	2014	2013
Reported GAAP diluted EPS	$3.93	$3.16	$2.35	24%	34%
Adjustments:
Special (gains) and charges	0.20	0.51	0.65
Discrete tax net expense (benefit)	0.04	(0.14)	(0.03)
Non-GAAP adjusted diluted EPS	$4.18	$3.54	$2.98	18%	19%

Note: Per share amounts do not necessarily sum due to rounding.

Reported net income attributable to Ecolab totaled $1,202.8 million, $967.8 million and $703.6 million during 2014, 2013 and 2012, respectively, which resulted in reported diluted earnings per share of $3.93, $3.16 and $2.35 for the corresponding periods.

Amounts for 2014, 2013 and 2012 include special (gains) and charges and discrete tax items. Excluding special (gains) and charges and the impact of discrete tax items from 2014, 2013 and 2012, adjusted net income and adjusted diluted earnings per share both increased 18% when comparing 2014 to 2013 and increased 22% and 19%, respectively, when comparing 2013 to 2012.

Currency translation had an unfavorable impact of approximately $0.07 per share on reported and adjusted diluted earnings per share for 2014 compared to 2013. Currency translation had an unfavorable impact of approximately $0.04 per share on reported and adjusted diluted earnings per share for 2013 compared to 2012. The unfavorable currency translation excludes the impact of the Venezuela devaluation in 2013 as the U.S. dollar is used as the functional currency for our subsidiaries in Venezuela. See the section entitled Global Economic and Political Environment on pages 28 and 29 for further discussion regarding Venezuela.

Segment Performance

As discussed at the beginning of this MD&A, effective in the first quarter of 2014, we made immaterial changes to our reportable segments, including the movement of certain customers between reportable segments, to reflect our continued integration of businesses and consistency across our global markets and customers. In addition, we made immaterial changes to the way we measure and report segment operating income by updating the internal allocations of certain supply chain and SG&A expenses related to our centralized functions.

Segment results for 2013 and 2012 have been revised to conform to the current year presentation. The changes had no impact on our consolidated sales or operating income. For additional information on the revisions to our segments, see Note 17.

Beginning in the first quarter of 2014, the term “Global” has been removed from the description of our ten operating units. This change had no impact on the underlying structure of the respective operating units.

The international amounts included within our reportable segments are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2014. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 17.

Fixed currency net sales and operating income for 2014, 2013 and 2012 for our reportable segments are shown in the tables below.

NET SALES

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013

Global Industrial	$4,886.7	$4,742.8	$4,614.1	3%	3%
Global Institutional	4,314.5	4,152.5	4,017.5	4	3
Global Energy	4,283.3	3,427.3	2,223.5	25	54
Other	750.3	709.3	730.6	6	(3)
Subtotal at fixed currency	14,234.8	13,031.9	11,585.7	9	13

Effect of foreign currency translation	45.7	221.5	253.0
Total reported net sales	$14,280.5	$13,253.4	$11,838.7	8%	12%

OPERATING INCOME

				PERCENT CHANGE
MILLIONS	2014	2013	2012	2014	2013

Global Industrial	$642.6	$603.0	$542.2	7%	11%
Global Institutional	821.2	768.2	703.0	7	9
Global Energy	634.9	458.9	336.9	38	36
Other	116.5	104.1	107.5	12	(3)
Corporate	(263.4)	(409.1)	(442.3)
Subtotal at fixed currency	1,951.8	1,525.1	1,247.3	28	22

Effect of foreign currency translation	3.2	35.5	42.0
Total reported operating income	$1,955.0	$1,560.6	$1,289.3	25%	21%

GLOBAL INDUSTRIAL

	2014	2013	2012

Net Sales
Sales at fixed currency (millions)	$4,886.7	$4,742.8	$4,614.1
Percentage change at fixed currency	3%	3%
Acquisition adjusted percentage change at fixed currency	3%	2%
Percentage change at public currency	1%	2%

Operating Income
Operating income at fixed currency (millions)	$642.6	$603.0	$542.2
Percentage change at fixed currency	7%	11%
Acquisition adjusted percentage change at fixed currency	6%	11%
Percentage change at public currency	3%	10%
Operating income margin at fixed currency	13.1%	12.7%	11.8%

Net Sales

Fixed currency sales for our Global Industrial segment increased 3% in 2014, with the increase driven by both volume increases and pricing gains. At a regional level, the 2014 sales increase was impacted by double-digit growth in Latin America, with modest gains in Asia Pacific, North America and Europe, Middle East, Africa (“EMEA”). Fixed currency sales increased 3% in 2013. As shown in the previous table, acquisitions had a small impact on sales growth, with the increase driven by both pricing gains and volume increases. At a regional level, the 2013 sales increase was impacted by good growth in Latin America and Asia Pacific and modest gains in North America and EMEA.

At an operating unit level, Water fixed currency sales increased 5% in 2014 (increase of 4% acquisition adjusted), led by gains in the heavy, light and mining industries. Fixed currency sales increased 2% in 2013, led by growth in heavy industries, offset partially by declines in mining and a de-emphasis of equipment sales, impacting the comparison against 2012. Food & Beverage fixed currency sales increased 4% in 2014 (increase of 3% acquisition adjusted), driven by gains in the agri, dairy and beverage & brewing markets. Fixed currency sales increased 7% in 2013, (increase of 4% acquisition adjusted) driven by gains in the beverage & brewing, dairy and agri markets. Paper fixed currency sales were flat in 2014 (decrease of 1% acquisition adjusted) with continued unfavorable volume impact from below capacity plant utilization at customer locations and customer plant closures. Fixed currency sales increased 2% in 2013, impacted by increased product penetration, partially offset by lower plant utilization at customer locations. Textile Care fixed currency sales decreased 1% in 2014, impacted by continued lower sales in EMEA. Fixed currency sales decreased 2% in 2013 as pricing gains and new product penetration in North America were more than offset by lower sales in EMEA.

Operating Income

Fixed currency operating income for our Global Industrial segment increased 7% in 2014. As shown in the previous table, acquisitions had a small impact on operating income growth. The operating income margin increased 0.4 percentage points. The fixed currency operating income growth and improved operating income margins benefited from sales volume increases, pricing gains and net cost savings. Fixed currency operating income for our Global Industrial segment increased 11% in 2013. The operating income margin increased 0.9 percentage points. The fixed currency operating income growth and improved operating income margin were driven primarily from pricing gains, sales volume increases and cost savings actions.

GLOBAL INSTITUTIONAL

	2014	2013	2012

Net Sales
Sales at fixed currency (millions)	$4,314.5	$4,152.5	$4,017.5
Percentage change at fixed currency	4%	3%
Acquisition adjusted percentage change at fixed currency	4%	3%
Percentage change at public currency	3%	3%

Operating Income
Operating income at fixed currency (millions)	$821.2	$768.2	$703.0
Percentage change at fixed currency	7%	9%
Acquisition adjusted percentage change at fixed currency	7%	9%
Percentage change at public currency	6%	9%
Operating income margin at fixed currency	19.0%	18.5%	17.5%

Net Sales

Fixed currency sales for our Global Institutional segment increased 4% in 2014 and 3% in 2013, with the increase in both years driven by volume increases and pricing gains. At a regional level, the 2014 sales increase was led by strong growth in Latin America, and good gains in Asia Pacific and North America, which collectively offset slightly lower sales in EMEA. The 2013 sales increase was impacted by double-digit growth in Latin America and good gains in both North America and Asia Pacific, which collectively offset lower sales in EMEA.

At an operating unit level, Institutional fixed currency sales increased 3% in 2014 (increase of 4% acquisition adjusted including the impact of a small divestiture during 2014), as sales initiatives, targeting new accounts and effective product programs continued to drive the sales gains. Lodging room demand increased moderately, while foodservice foot traffic remained soft. Fixed currency sales increased 2% in 2013, benefiting from new accounts and sales initiatives. Specialty fixed currency sales increased 8% in 2014, driven by continued solid results from our quick service and food retail businesses, benefiting from new accounts and increased product penetration. Fixed currency sales increased 12% in 2013, as both our quick service and food retail businesses had double-digit sales growth. Healthcare fixed currency sales increased 1% in 2014, driven by new account growth and product introductions. Fixed currency sales increased 2% in 2013 as growth in surgical drapes and contamination control were slowed by weakness in the overall U.S. and EMEA healthcare markets.

Operating Income

Fixed currency operating income for our Global Institutional segment increased 7% in 2014 and the operating income margin increased 0.5 percentage points. Fixed currency operating income for our Global Institutional segment increased 9% in 2013 and the operating income margin increased 1.0 percentage points. The fixed currency operating income growth and improved operating income margin across both 2014 and 2013 were driven primarily by the net impact of pricing gains, sales volume increases and net cost savings.

GLOBAL ENERGY

	2014	2013	2012

Net Sales
Sales at fixed currency (millions)	$4,283.3	$3,427.3	$2,223.5
Percentage change at fixed currency	25%	54%
Acquisition adjusted percentage change at fixed currency	10%	11%
Percentage change at public currency	23%	53%

Operating Income
Operating income at fixed currency (millions)	$634.9	$458.9	$336.9
Percentage change at fixed currency	38%	36%
Acquisition adjusted percentage change at fixed currency	31%	23%
Percentage change at public currency	35%	37%
Operating income margin at fixed currency	14.8%	13.4%	15.2%

Net Sales

Fixed currency sales for our Global Energy segment increased 25% in 2014 and 54% in 2013, with sales growth comparability impacted by the Champion acquisition. Acquisition adjusted fixed currency sales increased 10% in 2014 and 11% in 2013.

The increase in 2014 acquisition adjusted fixed currency sales reflected double-digit growth in our upstream business, led by strong international performance and good growth in North America. Deepwater and on-shore conventional sources continued to produce solid results. Sales growth in our downstream business resulted from improved international performance and continued market share gains in North America. The increase in 2013 acquisition adjusted fixed currency sales reflected double-digit growth in our upstream business resulting from strong performance in high growth energy sources including deepwater, shale and oil sands accounts as well as strong results from on-shore conventional sources. Sales for our downstream business had good gains, resulting from market share gains and increased North America refining.

Operating Income

Fixed currency operating income for our Global Energy segment increased 38% in 2014 and 36% in 2013. Our operating income margin increased 1.4 percentage points in 2014 and decreased 1.8 percentage points in 2013. Our operating income growth comparability and corresponding operating income margins were impacted by the Champion acquisition including the corresponding intangible asset amortization. Acquisition adjusted fixed currency operating income increased 31% in 2014 and 23% in 2013. Our operating income margin adjusted for acquisitions increased 2.3 percentage points in 2014 and increased 1.2 percentage points in 2013.

The increase in full year 2014 acquisition adjusted fixed currency operating income and gains in operating income margin adjusted for acquisitions were largely driven by sales volume increases and business mix changes, with the corresponding benefit to operating income. The remainder of the increase can largely be attributed to the net impact of pricing gains, synergies, investments in the business and other costs. The increase in 2013 acquisition adjusted fixed currency operating income and gains in operating income margin adjusted for acquisitions were the result of sales volume increases and business mix changes, pricing gains and synergies.

OTHER

	2014	2013	2012

Net Sales
Sales at fixed currency (millions)	$750.3	$709.3	$730.6
Percentage change at fixed currency	6%	(3)%
Acquisition adjusted percentage change at fixed currency	5%	6%
Percentage change at public currency	6%	(3)%

Operating Income
Operating income at fixed currency (millions)	$116.5	$104.1	$107.5
Percentage change at fixed currency	12%	(3)%
Acquisition adjusted percentage change at fixed currency	12%	8%
Percentage change at public currency	12%	(4)%
Operating income margin at fixed currency	15.5%	14.7%	14.7%

Net Sales

Fixed currency sales for our Other segment increased 6% in 2014. As shown in the previous table, acquisitions and divestitures had a small impact on sales growth, with the increase driven primarily by pricing and volume increases. At a regional level, the 2014 sales increase was led by double-digit gains in Latin America and strong growth in Asia Pacific. North America and EMEA had good sales gains. Fixed currency sales decreased 3% in 2013. Acquisition adjusted fixed currency sales growth, including the impact of the Vehicle Care divestiture in late 2012, was 6% for 2013, driven by pricing and volume increases. At a regional level, the 2013 acquisition adjusted sales increase was impacted by strong growth in Asia Pacific, good gains in both Latin America and North America and moderate growth in EMEA.

At an operating unit level, Pest Elimination fixed currency sales increased 6% in 2014 (increase of 5% acquisition adjusted) benefiting from gains in the food and beverage and foodservice markets. Fixed currency sales increased 5% in 2013, with sales gains in the food and beverage, healthcare and foodservice markets leading the growth. Market penetration and sales of innovative service offerings and technologies benefited results across the comparable periods. Equipment Care fixed currency sales increased 7% in 2014 and 8% in 2013, with service and installed parts sales increases benefiting growth in both years.

Operating Income

Fixed currency operating income for our Other segment increased 12% in 2014. The operating income margin increased 0.8 percentage points. The increase in fixed currency operating income and improved operating income margin were impacted largely by pricing and sales volume growth, which more than offset other costs. Fixed currency operating income for our Other segment decreased 3% in 2013. The operating income margin was consistent across 2013 and 2012. Acquisition adjusted fixed currency operating income, including the impact of the Vehicle Care divestiture, increased 8%. Our operating income margin adjusted for acquisitions increased 0.3 percentage points in 2013. The increase in acquisition adjusted fixed currency operating income and gains in operating income margin adjusted for acquisitions were driven by pricing and sales volume increases, which more than offset other costs.

CORPORATE

Consistent with the company’s internal management reporting, the Corporate segment includes intangible asset amortization specifically from the Nalco merger and in 2013 and 2012 certain integration costs for both the Nalco and Champion transactions. The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income. Items included within special (gains) and charges are shown in the table on page 18.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Total assets were $19.5 billion as of December 31, 2014, compared to total assets of $19.6 billion as of December 31, 2013. The increase in assets from acquisitions and ongoing business activities was offset by intangible asset amortization and the negative impact of foreign currency exchange rates on the value of our foreign assets translated into U.S. dollars as of year end 2014.

Total liabilities were $12.1 billion as of December 31, 2014, compared to total liabilities of $12.2 billion as of December 31, 2013. Total debt was $6.6 billion as of December 31, 2014 and $6.9 billion as of December 31, 2013. See further discussion of our debt activity within the Liquidity and Capital Resources section of this MD&A.

Our net debt to earnings before interest, taxes depreciation and amortization (“EBITDA”) and net debt to adjusted EBIDTA are shown in the following table. We view our net debt to EBITDA and net debt to adjusted EBITDA ratios as important indicators of our creditworthiness.

EBITDA and adjusted EBITDA are non-GAAP measures. As shown below, EBITDA is defined as net income including non-controlling interest plus provision for income taxes, net interest expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus special (gains) and charges impacting EBITDA.

	2014	2013	2012

RATIO
Net debt to EBITDA	2.2	2.8	2.7
Net debt to adjusted EBITDA	2.2	2.5	2.4

MILLIONS	2014	2013	2012

Net Debt
Total debt	$6,569.4	$6,904.5	$6,541.9
Cash	209.6	339.2	1,157.8
Net debt	$6,359.8	$6,565.3	$5,384.1

EBITDA
Net income including non-controlling interest	$1,222.2	$973.6	$701.3
Provision for income taxes	476.2	324.7	311.3
Interest expense, net	256.6	262.3	276.7
Depreciation	558.1	514.2	468.2
Amortization	313.9	302.0	246.3
EBITDA	2,827.0	2,376.8	2,003.8

Special (gains) and charges impacting EBITDA	83.1	214.5	239.6
Adjusted EBITDA	$2,910.1	$2,591.3	$2,243.4

Cash Flows

Operating Activities

				DOLLAR CHANGE
MILLIONS	2014	2013	2012	2014	2013

Cash provided by operating activities	$1,815.6	$1,559.8	$1,203.0	$255.8	$356.8

We continue to generate strong cash flow from operations, allowing us to fund our ongoing operations, acquisitions, investments in the business, debt repayments, pension obligations and return cash to our shareholders through dividend payments and share repurchases.

Comparability of cash generated from operating activities across 2012 to 2014 was impacted by numerous factors, including the following:

•        Increased income, primarily driven by the impact of the Champion acquisition as well as lower comparable special (gains) and charges.

•        Fluctuations in accounts receivable, inventories and accounts payable (“working capital”), the combination of which increased $212 million, $127 million and $113 million in 2014, 2013 and 2012 respectively. The cash flow impact across the three years from accounts receivable was driven by increased sales volumes and timing of collections. The cash flow impact across the three years from inventories was impacted by timing of purchases and production and usage levels, and from accounts payable was impacted by volume of purchases and timing of payments.

•        We had certain non-recurring payments in 2013 related to liabilities assumed with the Champion acquisition.

•        Pension and postretirement plan contributions, cash activity related to restructuring, cash paid for income taxes and cash paid for interest are shown in the following table.

				DOLLAR CHANGE
MILLIONS	2014	2013	2012	2014	2013

Pensions and postretirement plan contributions	$76.7	$80.0	$254.9	$(3.3)	$(174.9)
Restructuring payments	82.7	120.6	72.7	(37.9)	47.9
Income tax payments	522.0	434.2	222.6	87.8	211.6
Interest payments	255.5	258.9	279.0	(3.4)	(20.1)

Of the pension and postretirement plan contributions shown in the previous table, $150 million in 2012 represented voluntary contributions to our U.S. pension plans. We made no voluntary contributions in 2014 or 2013.

Investing Activities

				DOLLAR CHANGE
MILLIONS	2014	2013	2012	2014	2013

Cash used for investing activities	$(848.3)	$(2,087.7)	$(487.9)	$1,239.4	$(1,599.8)

Cash used for investing activities is primarily impacted by the timing of business acquisitions and dispositions as well as from capital investments in the business.

Total cash paid for acquisitions, net of cash acquired and net of cash received from dispositions, in 2014 and 2013 was $72 million and $1.4 billion, respectively. Total cash received from dispositions, net of acquisitions during 2012, was $88 million.

The Champion acquisition accounted for $1.3 billion of the net cash paid for acquisitions in 2013. The net cash received from dispositions in 2012 was driven primarily by the sale of our Vehicle Care division. Other immaterial acquisitions and divestitures across 2014, 2013 and 2012 are discussed further in Note 4.

We continue to target strategic business acquisitions which complement our growth strategy and expect to continue to make capital investments and acquisitions in the future to support our long-term growth.

We continue to make capital investments in the business, including process control and monitoring equipment, equipment used by our customers to dispense our products and manufacturing facilities. Total capital expenditures, including software, were $794 million, $662 million and $608 million in 2014, 2013 and 2012, respectively.

Financing Activities

				DOLLAR CHANGE
MILLIONS	2014	2013	2012	2014	2013

Cash used for financing activities	$(1,071.0)	$(292.6)	$(1,393.6)	$(778.4)	$1,101.0

Our cash flows from financing activities primarily reflect the issuances and repayment of debt, common stock repurchases, proceeds from common stock issuances related to our equity incentive programs, dividend payments and acquisition-related contingent consideration.

Our 2014 financing activities included the repayment of $400 million of term loan borrowings, over the course of 2014, and the scheduled repayment of our $500 million Senior Notes in December 2014, originally issued in December 2011. Net borrowings of commercial paper and notes payable led to a net cash inflow of $600 million during 2014.

Our 2013 financing activities included $900 million of term loan borrowings initiated in connection with the Champion transaction, the repayment of our 125 million Series A euro notes ($170 million) in December 2013, the redemption of debt acquired through the Champion transaction and repayment of $100 million of term loan borrowings. Net repayments of commercial paper and notes payable led to a net cash outflow of $278 million during 2013.

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

During 2014, 2013 and 2012, we had $429 million, $308 million and $210 million of share repurchases, respectively. Cash proceeds and tax benefits from stock option exercises provide a portion of the funding for repurchase activity.

In December 2014, we increased our indicated annual dividend rate by 20%. This represents the 23rd consecutive year we have increased our dividend. We have paid dividends on our common stock for 78 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2014	$0.2750	$0.2750	$0.2750	$0.3300	$1.1550
2013	0.2300	0.2300	0.2300	0.2750	0.9650
2012	0.2000	0.2000	0.2000	0.2300	0.8300

Comparability of dividends paid across 2012 to 2014 was impacted by the dividend rate increase noted in the above table, as well as the payment timing of dividends declared in the fourth quarter of 2012 and 2013.

Financing activities for 2014 also included an acquisition-related contingent consideration payment of $86 million made to Champion’s former shareholders.

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2015, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions, with cash from operating activities, cash reserves available in certain foreign jurisdictions and additional short-term and/or long-term borrowings. We continue to expect our operating cash flow to remain strong.

As of December 31, 2014, we had $209.6 million of cash and cash equivalents on hand, of which $192.6 million was held outside of the U.S. Cash and cash equivalents held in Venezuela as of December 31, 2014 make up approximately one-third of the amount held outside of the U.S. See the section entitled Global Economic and Political Environment on pages 28-29 for further discussion regarding Venezuela.

We have recorded deferred tax liabilities of $37.4 million and $94.5 million as of December 31, 2014 and 2013, respectively, for pre-acquisition foreign earnings associated with the Nalco merger and Champion acquisition that we intend to repatriate. These liabilities were recorded as part of the respective purchase price accounting of each transaction. We consider the remaining portion of our foreign earnings to be indefinitely reinvested in foreign jurisdictions and we have no intention to repatriate such funds. We continue to be focused on building our business in high growth global markets and these funds are available for use by our international operations. To the extent the remaining portion of the foreign earnings would be repatriated, such amounts would be subject to income tax or foreign withholding tax liabilities that may be fully or partially offset by foreign tax credits, both in the U. S. and in various applicable foreign jurisdictions.

In December 2014, we increased our multi-year credit facility from $1.5 billion to $2.0 billion and extended the maturity date from September 2016 to December 2019. Our credit facility has been established with a diverse syndicate of banks. There were no borrowings under our credit facilities as of December 31, 2014 or 2013.

The credit facility supports our $2.0 billion U.S. commercial paper program, which was increased to $2.0 billion from $1.5 billion following the increase of our multi-year credit facility, and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. As of December 31, 2014, we had $888 million in outstanding U.S. commercial paper, with an average annual interest rate of 0.5%, and no amounts outstanding under our European commercial paper program. As of December 31, 2014, both programs were rated A-2 by Standard & Poor’s and P-2 by Moody’s.

Additionally, we have other committed and uncommitted credit lines of $697 million with major international banks and financial institutions to support our general global funding needs, including with respect to bank supported letters of credit, performance bonds and guarantees. Approximately $446 million of these credit lines was unutilized and available for use as of year-end 2014.

We repaid $400 million of term loan borrowing over the course of 2014 and in December 2014, we repaid our $500 million senior notes, originally issued in December 2011.

As of December 31, 2014, Standard & Poor’s and Moody’s rated our long-term credit at BBB+ (positive outlook) and Baa1 (negative outlook), respectively. In January 2015, Moody’s changed its outlook from negative to stable. A reduction in our long-term credit ratings could limit or preclude our ability to issue commercial paper under our current programs. A credit rating reduction could also adversely affect our ability to renew existing, or negotiate new, credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing additional term notes or bonds. In addition, we have the ability, at our option, to draw upon our $2.0 billion of committed credit facility prior to termination.

We are in compliance with our debt covenants and other requirements of our credit agreements and indentures.

A schedule of our obligations as of December 31, 2014 under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year and interest obligations are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$62	$62	$—	$—	$—
Commercial paper	888	888	—	—	—
Long-term debt	5,611	752	2,367	250	2,242
Capital lease obligations	9	4	1	1	3
Operating leases	663	133	219	153	158
Interest*	1,735	178	286	221	1,050
Total contractual cash obligations	$8,968	$2,017	$2,873	$625	$3,453

* Interest on variable rate debt was calculated using the interest rate at year-end 2014.

As of December 31, 2014, our gross liability for uncertain tax positions was $79 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2015, based on plan asset values as of December 31, 2014. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $45 million in 2015. These amounts have been excluded from the schedule of contractual obligations.

We lease certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for the approximately $251 million utilized under the bank lines noted previously supporting domestic and international commercial relationships and transactions, we do not have significant unconditional purchase obligations or significant other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 13 for information on our operating leases. Through the normal course of business, we have established various joint ventures that have not been consolidated within our financial statements as we are not the primary beneficiary. The joint ventures help us meet local ownership requirements, achieve quicker operational scale, expand our ability to provide customers a more fully integrated offering or provide other benefits to our business or customers. These entities have not been utilized as special purposes entities, which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

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

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. We use net investment hedges, including our €175 million debt, as hedging instruments to manage risks associated with our investments in foreign operations.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2014, we had interest rate swaps outstanding with notional values of $725 million and €400 million. As of December 31, 2013, we did not have any interest rate swaps outstanding.

See Note 8 for further information on our hedging activity.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Global Economic and Political Environment

Oil Markets and Global Energy Investments

During 2014, approximately 30% of our sales were generated from our Global Energy segment, the results of which, as noted further below, are subject to volatility in the oil and gas commodity markets.

Energy Markets

Oil prices have decreased during the fourth quarter of 2014 due to increased supply from North America and the OPEC countries, as oil producing countries have shifted focus from protecting prices to protecting market share. In response to the falling oil prices, the industry is reducing exploration and production investments. However, demand for oil and energy consumption has remained stable.

Our global footprint and broad business portfolio within the Global Energy segment, as well as our strong execution capabilities are expected to provide the required resilience to outperform in the current market. Though lower oil prices will slow our Global Energy segment results, the underlying operations are heavily weighted to the recurring revenue production and refining businesses. As such, we do not currently expect lower oil prices to have a significant impact on the long-term performance of our Global Energy segment.

Additionally, as petroleum based materials are key inputs to many of our chemical products, lower oil prices will provide benefits across our segments in the form of lower raw material costs. In addition, it is likely we would experience improved Institutional markets as consumers have more discretionary income due to lower energy prices.

Energy Investments

We have a joint venture in Kazakhstan, which we acquired as part of the Champion transaction that holds a contract to supply production chemicals for use in the Kashagan oil project, a Caspian Sea shallow-water oil field. The startup of production at the Kashagan project has been significantly delayed and output was indefinitely halted after pipeline failures were discovered in October 2013. We have approximately $25 million invested in this joint venture, related to inventory, imported in anticipation of production. We anticipate that the pipelines will be repaired and production restarted; however, if this does not occur, or does not occur in a timely manner, we believe the impact of such events would not have a material adverse effect on our consolidated financial position or results of operations.

Global Economies

Approximately half of our sales are outside of the United States. Our international operations subject us to changes in economic conditions and foreign currency exchange rates, as well as political uncertainty in some countries, which all could impact future operating results.

Global Foreign Currency Markets

During 2014, the U.S. dollar strengthened against most global currencies, impacting our comparative results for 2014. We expect this trend to continue into 2015, leading to a significantly challenging comparison for 2015 against prior years. As previously noted within the section entitled Market Risk, we utilize our derivative program to mitigate risks associated with foreign currency exposure and our investments in foreign operations.

European Environment

Economic conditions in Europe have remained challenging, with sovereign debt issues, high levels of unemployment and large trade deficits leading to currency fluctuations and diminished credit availability. While such factors could negatively impact our customers located both within Europe and other geographic areas, we currently do not foresee any specific credit or market risks that would have a significant impact to our future results of operations.

Russia and Ukraine

The recent political turmoil, economic sanctions, as well as the depressed oil markets, have led to foreign currency pressure as well as higher localized interest rates within Russia and Ukraine. We have experienced no significant impact from these trends, and will continue to monitor the economic and political trends within the region. Net sales within Russia and Ukraine are approximately 1% of our reported net sales.

Venezuela Foreign Currency Translation

Venezuela is a country experiencing a highly inflationary economy as defined under U.S. GAAP. As a result, the U.S. dollar is the functional currency for our subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by our subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings.

On February 8, 2013, the Venezuelan government devalued its currency, the Bolivar Fuerte (“bolivar”) from 4.30 bolivars to 1 U.S. dollar to 6.30 bolivars to 1 U.S. dollar, resulting in a charge during 2013 of $22.7 million ($16.1 million after tax), recorded within special (gains) and charges.

In 2013, the Venezuelan government created a new foreign exchange mechanism known as the “Complementary System of Foreign Currency Acquirement” (“SICAD 1”). It operates similar to an auction system and allows entities to exchange a limited number of bolivars for U.S. dollars at a bid rate established via weekly auctions under SICAD 1. As of November 30, 2014, the fiscal year end for our international operations, the SICAD 1 exchange rate closed at 12.0 bolivars to 1 U.S. dollar. We do not use the SICAD 1 rate or expect to use the SICAD 1 currency exchange mechanism.

In January 2014, the Venezuelan government announced the replacement of the Commission for the Administration of Foreign Exchange (“CADIVI”) with a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). During the year ended November 30, 2014, we continued to obtain approvals and authorization to pay amounts at the CENCOEX fixed currency exchange rate of 6.30 bolivars to 1 U.S. dollar, however at a slightly lower rate. As the fixed currency exchange rate of 6.30 bolivars to 1 U.S. dollar remained legally available to us and we continued to transact at this rate, we continued to remeasure the net monetary assets of our Venezuela subsidiaries at this rate.

In March 2014, the Venezuelan government introduced an additional currency exchange auction mechanism (“SICAD 2”). At November 30, 2014, the SICAD 2 exchange rate closed at 49.98 bolivars to 1 U.S. dollar. In February 2015, SICAD 2 was replaced by a free-floating rate, the Marginal Currency System (“SIMADI”) with an exchange rate upon introduction of approximately 170 bolivars to 1 U.S. dollar.

Depending on the ultimate transparency, liquidity and availability of the various Venezuelan exchange markets, it is possible that in future periods, we may need to remeasure a portion or substantially all of our net monetary balances at a rate other than the official rate of 6.30 bolivars to 1 U.S. dollar currently being used. Assuming these rates are higher than the official exchange rate at the time our net monetary assets are remeasured, this could result in an additional devaluation charge. In addition, operating results translated using a higher rate than the official rate could result in a reduction in earnings.

As of November 30, 2014, we have $104 million of net monetary assets denominated in bolivars that were required to be remeasured to U.S. dollars. If we determine our net monetary assets should be remeasured in a subsequent period, we could recognize a currency devaluation pre-tax loss of up to $104 million based on the November 30, 2014 net monetary assets. This loss would be a component of special (gains) and charges within our Consolidated Statement of Income.

Net sales within Venezuela are approximately 1% of our reported net sales. Assets held in Venezuela at November 30, 2014 represented less than 2% of our reported total assets.

Subsequent Events

In December 2014, subsequent to our fiscal year end for international operations, we entered into a licensing agreement and business acquisition with Aseptix Health Sciences NV. Pre-acquisition sales of the business are less than $1 million.

Also in December 2014, subsequent to our fiscal year end for international operations, we acquired Commercial Pest Control Pty Ltd, an Australian commercial pest control company. Pre-acquisition sales of the business are less than $1 million.

In January 2015, we issued $600 million of debt securities in a public offering, consisting of $300 million that mature in 2018 at a rate of 1.55% and $300 million that mature in 2020 at a rate 2.25%. The proceeds were used to repay a portion of our outstanding commercial paper and for general corporate purposes.

In January 2015, we entered into interest rate swap agreements that converted our $300 million 1.55% debt discussed above, our $250 million 3.69% debt and a portion of our $1.25 billion 3.00% debt from fixed rates to floating or variable interest rates. Also in January 2015, we entered into forward contracts with notional values of €360 million to hedge an additional portion of our new investments in euro funcional currency subsidiaries.

We repaid our $250 million 4.88% notes at maturity in February 2015.

In February 2015, our Board of Directors authorized the repurchase of up to 20 million additional shares of our common stock, including shares to be repurchased under Rule 10b5-1. In February 2015 we entered into an accelerated stock repurchase with a financial institution to repurchase $300 million of our common stock.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with U.S. GAAP. These non-GAAP measures include:

•  Fixed currency sales

•  Acquisition adjusted fixed currency sales

•  Adjusted cost of sales

•  Adjusted gross margin

•  Fixed currency operating income

•  Adjusted operating income

•  Adjusted operating income margin

•  Adjusted fixed currency operating income

•  Adjusted fixed currency operating income margin

•  EBITDA

•  Adjusted EBITDA

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

We include in special (gains) and charges items that are unusual in nature and significant in amount. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted cost of sales, adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted fixed currency operating income, adjusted fixed currency operating income margin, adjusted net interest expense, adjusted net income and adjusted diluted earnings per share, which exclude special (gains) and charges and discrete tax items. The exclusion of special (gains) and charges and discrete tax items in such adjusted amounts help provide a better understanding of underlying business performance.

EBITDA is defined as net income including non-controlling interest plus provision for income taxes, net interest expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus special (gains) and charges impacting operating income. EBITDA and adjusted EBITDA are used as inputs to our net debt to EBITDA and net debt to adjusted EBITDA ratios, which we view as important indicators of our creditworthiness.

The adjusted tax rate measure promotes period-to-period comparability of the underlying effective tax rate because it excludes the tax rate impact of special (gains) and charges and discrete tax items which do not necessarily reflect costs associated with historical trends or expected future results.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales, acquisition adjusted fixed currency sales, fixed currency operating income and adjusted fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our sales, acquisition adjusted sales, operating income and adjusted operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2014.

Acquisition adjusted growth rates generally exclude the results of any acquired business from the first twelve months post acquisition and exclude the results of divested businesses from the twelve months prior to divestiture. Champion is an exception. Due to the rapid pace at which the business has been integrated within our Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is no longer available for post-acquisition periods. As such, to allow for the most meaningful period-over-period comparison, specific to the Champion transaction, Champion’s results for 2012 and the period prior to acquisition in 2013 have been included for purposes of providing acquisition adjusted growth rates.

These non-GAAP measures are not in accordance with, or an alternative to U.S. GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the U.S. GAAP measures included in this MD&A and we have provided reconciliations of reported U.S. GAAP amounts to the non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

•       amount, funding and timing of cash expenditures, scope, timing, costs, benefits, synergies and headcount impact of our restructuring initiatives

•  utilization of recorded restructuring liabilities

•  capital investments and strategic business acquisitions

•  share repurchases

•  impact of Venezuela currency remeasurement

•  payments under operating leases

•  borrowing capacity

•  global market risk

•  impact of oil price fluctuations and expectations concerning production at certain projects

•  targeted credit rating metrics

•  long-term potential of our business

•  impact of changes in exchange rates and interest rates

•  leveraging and simplifying global supply chain

•  losses due to concentration of credit risk

•  recognition of share-based compensation expense

•  future benefit plan payments

•  amortization expense

•  benefits of and synergies from the Champion transaction

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

•  contributions to pension and postretirement healthcare plans

•  liquidity requirements and borrowing methods

•  impact of credit rating downgrade

•  impact of new accounting pronouncements

•  tax deductibility of goodwill

•  non performance of counterparties

•  income taxes, including valuation allowances, loss carryforwards, unrecognized tax benefits and uncertain tax positions

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

Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2014, entitled Risk Factors, and include the vitality of the markets we serve including the impact of oil price fluctuations on the markets served by our Global Energy segment; the impact of economic factors such as the worldwide economy, capital flows, interest rates and foreign currency risk including a potential currency devaluation in Venezuela and reduced sales and earnings in other countries resulting from the weakening of local currencies versus the U.S. dollar; our ability to attract and retain high caliber management talent to lead our business; our ability to execute key business initiatives; potential information technology infrastructure failures; exposure to global economic, political and legal risks related to our international operations including with respect to our operations in Russia; the costs and effects of complying with laws and regulations, including those relating to the environment and to the manufacture, storage, distribution, sale and use of our products; the occurrence of litigation or claims, including related to the Deepwater Horizon oil spill; our ability to develop competitive advantages through innovation; difficulty in procuring raw materials or fluctuations in raw material costs; our substantial indebtedness; our ability to acquire complementary businesses and to effectively integrate such businesses; restraints on pricing flexibility due to contractual obligations; pressure on operations from consolidation of customers, vendors or competitors; public health epidemics; potential losses arising from the impairment of goodwill or other assets; potential loss of deferred tax assets; potential chemical spill or release; potential class action lawsuits; the loss or insolvency of a major customer or distributor; acts of war or terrorism; natural or man-made disasters; water shortages; severe weather conditions; and other uncertainties or risks reported from time to time in our reports to the SEC.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. We caution that undue reliance should not be placed on forward-looking statements, which speak only as of the date made. In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors’ expectations. Except as may be required under applicable law, we do not undertake, and expressly disclaim, any duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2014	2013	2012

Net sales	$14,280.5	$13,253.4	$11,838.7
Operating expenses
Cost of sales (including special charges of $14.3, $43.2 and $93.9 in 2014, 2013 and 2012, respectively)	7,679.1	7,161.2	6,385.4
Selling, general and administrative expenses	4,577.6	4,360.3	4,018.3
Special (gains) and charges	68.8	171.3	145.7
Operating income	1,955.0	1,560.6	1,289.3
Interest expense, net (including special charges of $2.5 and $19.3 in 2013 and 2012, respectively)	256.6	262.3	276.7
Income before income taxes	1,698.4	1,298.3	1,012.6
Provision for income taxes	476.2	324.7	311.3
Net income including noncontrolling interest	1,222.2	973.6	701.3
Less: Net income (loss) attributable to noncontrolling interest (including special charges of $0.5 and $4.5 in 2013 and 2012, respectively)	19.4	5.8	(2.3)
Net income attributable to Ecolab	$1,202.8	$967.8	$703.6

Earnings attributable to Ecolab per common share
Basic	$4.01	$3.23	$2.41
Diluted	$3.93	$3.16	$2.35

Dividends declared per common share	$1.1550	$0.9650	$0.8300

Weighted-average common shares outstanding
Basic	300.1	299.9	292.5
Diluted	305.9	305.9	298.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012

Net income including noncontrolling interest	$1,222.2	$973.6	$701.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Foreign currency translation	(350.3)	(240.0)	4.8
Gain (loss) on net investment hedges	34.7	(11.4)	9.8
	(315.6)	(251.4)	14.6

Derivatives and hedging instruments	3.9	7.0	(0.1)

Pension and postretirement benefits
Current period net actuarial income (loss)	(354.8)	337.2	(184.0)
Pension and postretirement prior period service costs and benefits adjustments	(0.6)	(1.0)	21.8
Amortization of net actuarial loss and prior service costs included in net periodic pension and postretirement costs	12.1	46.7	31.0
	(343.3)	382.9	(131.2)
Subtotal	(655.0)	138.5	(116.7)

Total comprehensive income, including noncontrolling interest	567.2	1,112.1	584.6
Less: Comprehensive income (loss) attributable to noncontrolling interest	11.1	(10.2)	(4.2)
Comprehensive income attributable to Ecolab	$556.1	$1,122.3	$588.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$209.6	$339.2
Accounts receivable, net	2,626.7	2,568.0
Inventories	1,466.9	1,321.9
Deferred income taxes	183.2	163.0
Other current assets	384.7	306.3
Total current assets	4,871.1	4,698.4
Property, plant and equipment, net	3,050.6	2,882.0
Goodwill	6,717.0	6,862.9
Other intangible assets, net	4,456.8	4,785.3
Other assets	371.2	407.9
Total assets	$19,466.7	$19,636.5

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	$1,705.4	$861.0
Accounts payable	1,162.4	1,021.9
Compensation and benefits	560.4	571.1
Income taxes	88.6	80.9
Other current liabilities	869.8	953.8
Total current liabilities	4,386.6	3,488.7
Long-term debt	4,864.0	6,043.5
Postretirement health care and pension benefits	1,188.5	795.6
Other liabilities	1,645.5	1,899.3
Total liabilities	12,084.6	12,227.1
Equity(a)
Common stock	347.7	345.1
Additional paid-in capital	4,874.5	4,692.0
Retained earnings	5,555.1	4,699.0
Accumulated other comprehensive loss	(951.9)	(305.2)
Treasury stock	(2,509.5)	(2,086.6)
Total Ecolab shareholders’ equity	7,315.9	7,344.3
Noncontrolling interest	66.2	65.1
Total equity	7,382.1	7,409.4
Total liabilities and equity	$19,466.7	$19,636.5

(a)       Common stock, 800.0 million shares authorized, $1.00 par value, 299.9 million shares outstanding at December 31, 2014, 301.1 million shares outstanding at December 31, 2013. Shares outstanding are net of treasury stock.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012

OPERATING ACTIVITIES
Net income including noncontrolling interest	$1,222.2	$973.6	$701.3
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:
Depreciation	558.1	514.2	468.2
Amortization	313.9	302.0	246.3
Deferred income taxes	(121.5)	(130.5)	(3.2)
Share-based compensation expense	71.1	69.6	65.8
Excess tax benefits from share-based payment arrangements	(55.9)	(36.6)	(50.1)
Pension and postretirement plan contributions	(76.7)	(80.0)	(254.9)
Pension and postretirement plan expense	83.9	142.4	114.6
Restructuring, net of cash paid	0.3	(39.8)	66.6
Venezuela currency devaluation	—	23.2	—
(Gain) loss on sale of businesses	(4.8)	1.9	(89.3)
Other, net	7.8	16.4	5.6
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(175.4)	(147.4)	(189.7)
Inventories	(210.8)	(30.5)	(2.0)
Other assets	(106.3)	(68.7)	18.6
Accounts payable	174.7	50.6	79.0
Other liabilities	135.0	(0.6)	26.2
Cash provided by operating activities	1,815.6	1,559.8	1,203.0

INVESTING ACTIVITIES
Capital expenditures	(748.7)	(625.1)	(574.5)
Capitalized software expenditures	(45.2)	(37.2)	(33.0)
Property and other assets sold	10.9	18.1	15.9
Businesses acquired and investments in affiliates, net of cash acquired	(82.6)	(1,437.7)	(43.0)
Divestiture of businesses	10.4	(8.3)	130.7
Deposit into acquisition related escrow	(9.4)	(10.5)	(1.3)
Release from acquisition related escrow	8.7	13.0	17.3
Other, net	7.6	—	—
Cash used for investing activities	(848.3)	(2,087.7)	(487.9)

FINANCING ACTIVITIES
Net issuances (repayments) of commercial paper and notes payable	599.6	(278.3)	(387.3)
Long-term debt borrowings	—	900.1	1,001.2
Long-term debt repayments	(907.8)	(511.2)	(1,694.9)
Reacquired shares	(428.6)	(307.6)	(209.9)
Dividends paid	(344.4)	(218.1)	(306.8)
Exercise of employee stock options	65.4	97.0	163.7
Excess tax benefits from share-based payment arrangements	55.9	36.6	50.1
Acquisition related liabilities and contingent consideration	(98.7)	(11.3)	—
Acquisition of noncontrolling interests	(8.4)	—	—
Other, net	(4.0)	0.2	(9.7)
Cash used for financing activities	(1,071.0)	(292.6)	(1,393.6)

Effect of exchange rate changes on cash and cash equivalents	(25.9)	1.9	(7.3)
Decrease in cash and cash equivalents	(129.6)	(818.6)	(685.8)
Cash and cash equivalents, beginning of year	339.2	1,157.8	1,843.6
Cash and cash equivalents, end of year	$209.6	$339.2	$1,157.8

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$522.0	$434.2	$222.6
Interest paid	255.5	258.9	279.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

	ECOLAB SHAREHOLDERS
				ACCUMULATED
		ADDITIONAL		OTHER		TOTAL ECOLAB	NON-
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY	SHAREHOLDERS’	CONTROLLING	TOTAL
MILLIONS	STOCK	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	EQUITY	INTEREST	EQUITY
Balance December 31, 2011	$336.1	$3,980.8	$3,559.9	$(344.9)	$(1,865.2)	$5,666.7	$74.4	$5,741.1
Net income (loss)			703.6			703.6	(2.3)	701.3
Comprehensive income (loss) activity				(114.8)		(114.8)	(1.9)	(116.7)
Total comprehensive income (loss)						588.8	(4.2)	584.6
Cash dividends declared			(242.9)			(242.9)	(3.9)	(246.8)
Nalco merger		0.3				0.3	16.8	17.1
Stock options and awards	6.0	260.7			7.3	274.0		274.0
Reacquired shares		7.3			(217.2)	(209.9)		(209.9)
Balance December 31, 2012	342.1	4,249.1	4,020.6	(459.7)	(2,075.1)	6,077.0	83.1	6,160.1
Net income			967.8			967.8	5.8	973.6
Comprehensive income (loss) activity				154.5		154.5	(16.0)	138.5
Total comprehensive income (loss)						1,122.3	(10.2)	1,112.1
Cash dividends declared			(289.4)			(289.4)	(11.4)	(300.8)
Champion acquisition		258.1			284.9	543.0	3.6	546.6
Stock options and awards	3.0	184.8			11.2	199.0		199.0
Reacquired shares					(307.6)	(307.6)		(307.6)
Balance December 31, 2013	345.1	4,692.0	4,699.0	(305.2)	(2,086.6)	7,344.3	65.1	$7,409.4
Net income			1,202.8			1,202.8	19.4	1,222.2
Comprehensive income (loss) activity				(646.7)		(646.7)	(8.3)	(655.0)
Total comprehensive income (loss)						556.1	11.1	567.2
Cash dividends declared			(346.7)			(346.7)	(14.0)	(360.7)
Champion acquisition							(2.9)	(2.9)
Acquisition of noncontrolling interests		(0.3)				(0.3)	6.9	6.6
Stock options and awards	2.6	182.8			5.7	191.1		191.1
Reacquired shares					(428.6)	(428.6)		(428.6)
Balance December 31, 2014	$347.7	$4,874.5	$5,555.1	$(951.9)	$(2,509.5)	$7,315.9	$66.2	$7,382.1

COMMON STOCK ACTIVITY

	2014		2013		2012
YEAR ENDED DECEMBER 31	COMMON	TREASURY	COMMON	TREASURY	COMMON	TREASURY
(SHARES)	STOCK	STOCK	STOCK	STOCK	STOCK	STOCK

Shares, beginning of year	345,101,009	(43,965,830)	342,106,581	(47,384,557)	336,088,243	(44,113,799)
Stock options, shares	1,850,757	122,455	2,206,661	254,680	5,430,997	208,239
Stock awards, net issuances	773,022	8,231	787,767	11,008	587,341	(21,257)
Champion acquisition				6,596,444
Reacquired shares		(4,037,188)		(3,443,405)		(3,457,740)

Shares, end of year	347,724,788	(47,872,332)	345,101,009	(43,965,830)	342,106,581	(47,384,557)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (“Ecolab” or “the company”) is the global leader in water, hygiene and energy technologies and services that protect people and vital resources. The company delivers comprehensive solutions and on-site service to ensure safe food, maintain clean environments, optimize water and energy use and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries.

The company’s cleaning and sanitizing programs and products, pest elimination services, and equipment maintenance and repair services support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors. The company’s products and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

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

Revisions

Effective in the first quarter of 2014, certain employee-related costs from the company’s recently acquired businesses that were historically presented within cost of sales were revised and reclassified to SG&A on the Consolidated Statement of Income. These immaterial revisions were made to conform with management’s view of the respective costs within the global organizational model. Total costs reclassified were $78.9 million and $98.1 million for the years ended December 31, 2013 and 2012, respectively.

Results for 2013 and 2012 have been revised to conform to the current year presentation. The reclassification had no impact on earnings, financial position or cash flows.

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

Foreign Currency Translation

Financial position and reported results of operations of the company’s international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations. The foreign currency fluctuations of any foreign subsidiaries that operate in highly inflationary environments are included in results of operations. Further details related to the highly inflationary environment in Venezuela are included in Note 3.

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

The company’s allowance for doubtful accounts balance also includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of $15 million, $14 million and $13 million as of December 31, 2014, 2013 and 2012, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2014	2013	2012
Beginning balance	$81	$73	$49
Bad debt expense	23	28	37
Write-offs	(20)	(21)	(13)
Other(a)	(7)	1	–
Ending balance	$77	$81	$73

(a) Other amounts are primarily the effects of changes in currency translations and the impact of allowance for returns and credits.

Inventory Valuations

Inventories are valued at the lower of cost or market. Certain U.S. inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 37% and 34% of consolidated inventories as of December 31, 2014 and 2013, respectively. LIFO inventories include certain legacy Nalco U.S. inventory acquired at fair value as part of the Nalco merger. All other inventory costs are determined using either the average cost or first-in, first-out (FIFO) methods. Inventory values at FIFO, as shown in Note 5, approximate replacement cost.

Property, Plant and Equipment

Property, plant and equipment assets are stated at cost. Merchandising and customer equipment consists principally of various dispensing systems for the company’s cleaning and sanitizing products, dishwashing machines and process control and monitoring equipment. Certain dispensing systems capitalized by the company are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 18 years for machinery and equipment and 3 to 10 years for merchandising and customer equipment and capitalized software. Total depreciation expense was $558 million, $514 million and $468 million for 2014, 2013 and 2012, respectively.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The company’s reporting units are aligned with its ten operating segments.

During the second quarter of 2014, the company completed its annual test for goodwill impairment. The company used a “step zero” qualitative test to assess all ten of its reporting units given substantial levels of headroom and other strong qualitative indicators. Qualitative testing evaluated factors including, but not limited to, economic, market and industry conditions, cost factors and the overall financial performance of the reporting units. Based on the “step zero” testing performed, no adjustment to the carrying value of goodwill was necessary. Additionally, the company noted no changes in events or circumstances which would have required the completion of the two-step quantitative goodwill impairment analysis for any of the assessed reporting units.

If circumstances change significantly, the company would also test a reporting unit’s goodwill for impairment during interim periods between its annual tests. Based on the current and expected performance of the company’s reporting units, updating the impairment testing during the second half of 2014 was not deemed necessary. There has been no impairment of goodwill since the adoption of Financial Accounting Standards Board (“FASB”) guidance for goodwill and other intangibles on January 1, 2002.

The Nalco and Champion transactions resulted in the addition of $4.5 billion and $1.0 billion of goodwill, respectively, within the Energy, Water and Paper reporting units. Subsequent performance of these reporting units relative to projections used for the purchase price allocation of goodwill could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate significantly due to reasons that did not proportionately change fair value.

The changes in the carrying amount of goodwill for each of the company’s reportable segments are as follows:

	GLOBAL	GLOBAL	GLOBAL
MILLIONS	INDUSTRIAL	INSTITUTIONAL	ENERGY	OTHER	TOTAL
December 31, 2012	$2,751.6	$720.6	$2,325.3	$123.0	$5,920.5
Acquisitions(a)	33.9	—	1,037.9	—	1,071.8
Dispositions	(2.1)	—	—	—	(2.1)
Effect of foreign currency translation	(53.9)	(14.0)	(57.0)	(2.4)	(127.3)
December 31, 2013	2,729.5	706.6	3,306.2	120.6	6,862.9
Current year acquisitions(a)	18.5	—	9.9	4.6	33.0
Prior year acquisitions(b)	(0.1)	—	16.9	—	16.8
Dispositions	—	(0.4)	—	(0.2)	(0.6)
Reclassifications(c)	(28.9)	5.0	23.9	—	—
Effect of foreign currency translation	(76.8)	(20.0)	(94.8)	(3.5)	(195.1)
December 31, 2014	$2,642.2	$691.2	$3,262.1	$121.5	$6,717.0

(a)

For 2014, the company expects $20.7 million of the goodwill related to businesses acquired to be tax deductible. For 2013, none of the goodwill related to businesses acquired is expected to be tax deductible.

(b)	Represents purchase price allocation adjustments for 2013 acquisitions deemed preliminary as of December 31, 2013.
(c)	Represents immaterial transfers related to certain changes to the company’s reportable segments during the first quarter of 2014.

Other Intangible Assets

As part of the Nalco merger, the company added the “Nalco” trade name as an indefinite life intangible asset. During the second quarter of 2014, using the qualitative assessment method, the company completed its annual test for indefinite life intangible asset impairment. Based on this testing, no adjustment to the $1.2 billion carrying value of this asset was necessary. Additionally, based on the ongoing performance of its operating units, updating the impairment testing during the second half of 2014 was not deemed necessary. There has been no impairment of the Nalco trade name intangible asset since it was acquired.

Intangible assets subject to amortization primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of amortizable intangible assets was 14 years as of December 31, 2014 and 2013.

The weighted-average useful life by type of amortizable asset at December 31, 2014 is as follows:

NUMBER OF YEARS

Customer relationships	14
Trademarks	14
Patents	14
Other technology	8

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

MILLIONS

2012	$ 237
2013	293
2014	305
2015	299
2016	295
2017	292
2018	286
2019	273

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

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation associated with the retirement of tangible long-lived assets is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. The company’s asset retirement obligation liability was $9.5 million and $10.5 million, respectively, at December 31, 2014 and 2013.

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

See Note 12 for additional information regarding income taxes.

Restructuring Activities

The company’s restructuring activities are associated with plans to enhance its efficiency, effectiveness and sharpen its competitiveness. These restructuring plans include net costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs and disposals. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs and disposals include leasehold improvement write-downs, other asset write-downs associated with combining operations and disposal of assets.

See Note 3 for additional information regarding restructuring.

Revenue Recognition

The company recognizes revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. The company recognizes revenue on services as they are performed. While the company employs a sales and service team to ensure customer’s needs are best met in a high quality way, the vast majority of the company’s revenue is generated from product sales. Outside of the service businesses and service offerings discussed in Note 17, any other services are either incidental to a product sale and not sold separately or are insignificant.

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

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS
EXCEPT PER SHARE	2014	2013	2012
Net income attributable to Ecolab	$1,202.8	$967.8	$703.6
Weighted-average common shares outstanding
Basic	300.1	299.9	292.5
Effect of dilutive stock options, units and awards	5.8	6.0	6.4
Diluted	305.9	305.9	298.9
Earnings attributable to Ecolab per common share
Basic	$4.01	$3.23	$2.41
Diluted	$3.93	$3.16	$2.35
Anti-dilutive securities excluded from the computation of earnings per share	3.4	1.8	2.6

Other Significant Accounting Policies

The following table includes a reference to additional significant accounting policies that are described in other notes to the financial statements, including the note number and first page of the note:

POLICY	NOTE	PAGE
Fair value measurements	7	47
Derivatives and hedging transactions	8	48
Share-based compensation	11	51
Legal contingencies	15	54
Pension and post-retirement benefit plans	16	56
Reportable segments	17	61

New Accounting Pronouncements

	DATE OF		DATE OF	EFFECT ON THE
STANDARD	ISSUANCE	DESCRIPTION	ADOPTION	FINANCIAL STATEMENTS
Standards that are not yet adopted
ASU 2014-08—Presentation of Financial Statements (Topic 205): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity	April 2014	Updated criteria for determining which disposals should be presented as discontinued operations as well as modifications to the related disclosure requirements.	January 1, 2015	The company does not expect the updated guidance to have a material impact on future financial statements.
ASU 2014-09—Revenue from Contracts with Customers (Topic 606)	May 2014

Recognition standard contains principles for entities to apply to determine the measurement of revenue and timing of when the revenue is recognized. The underlying principle of the updated guidance will have entities recognize revenue to depict the transfer of goods or services to customers at an amount that is expected to be received in exchange for those goods or services.

			January 1, 2017	The company is currently evaluating the impact of adoption.
ASU 2014-15—Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern	August 2014	Management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern and to provide related footnote disclosures.	January 1, 2017	The company does not expect the guidance to have an impact on future financial statements.
ASU 2014-16—Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity	November 2014

For hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the basis of relevant facts and circumstances.

			January 1, 2015	The company does not expect the updated guidance to have a material impact on future financial statements.
ASU 2015-01—Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items	January 2015

Entities should no longer segregate extraordinary and unusual items from the results of ordinary operations on the Income Statement and should no longer disclose the applicable income taxes and earnings-per-share data for applicable extraordinary items.

			January 1, 2016	The company does not expect the updated guidance to have an impact on future financial statements.
Standards that were adopted

ASU 2013-05—Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity

March 2013

Resolve diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investments in a foreign entity. In addition, the standard resolves diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity.

			January 1, 2014	The adoption did not impact the company’s consolidated financial statements and is not expected to have a material impact on future financial statements.
ASU 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists	July 2013	Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists.	January 1, 2014	The adoption did not have a material impact on the company’s consolidated financial Statements.
ASU 2014-17—Business Combinations (Topic 805): Pushdown Accounting (A consensus of the FASB Emerging Issues Task Force)	November 2014	An acquired entity has the option to apply pushdown accounting in its stand-alone financial statements upon occurrence of a change-in- control event.	November 2014	The adoption did not impact the company’s consolidated financial statements and is not expected to have a material impact on future financial statements.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company’s consolidated financial statements.

3. SPECIAL (GAINS) AND CHARGES

Special (gains) and charges reported on the Consolidated Statement of Income included the following:

MILLIONS	2014	2013	2012
Cost of sales
Restructuring charges	$13.9	$6.6	$22.7
Recognition of inventory fair value step-up	0.4	36.6	71.2
Subtotal	14.3	43.2	93.9
Special (gains) and charges
Restructuring charges	69.2	83.4	116.6
Champion acquisition and integration costs	19.9	49.7	18.3
Nalco merger and integration costs	8.5	18.6	70.9
Venezuela currency devaluation	—	23.2	—
Gain on sale of businesses, litigation activity, settlements and other gains	(28.8)	(3.6)	(60.1)
Subtotal	68.8	171.3	145.7
Operating income subtotal	83.1	214.5	239.6

Interest expense, net
Acquisition debt costs	—	2.5	1.1
Debt extinguishment costs	—	—	18.2
Subtotal	—	2.5	19.3
Net income attributable to noncontrolling interest
Venezuela currency devaluation	—	(0.5)	—
Recognition of inventory fair value step-up	—	—	(4.5)
Subtotal	—	(0.5)	(4.5)
Total special (gains) and charges	$83.1	$216.5	$254.4

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

Energy Restructuring Plan

In April 2013, following the completion of the acquisition of Champion, the company commenced plans to undertake restructuring and other cost-saving actions to realize its acquisition-related cost synergies as well as streamline and strengthen Ecolab’s position in the fast growing global energy market (the “Energy Restructuring Plan”). Actions associated with the acquisition to improve the effectiveness and efficiency of the business continue to include a reduction of the combined business’s current global workforce. Actions also include leveraging and simplifying its global supply chain, including the reduction of plant, distribution center and redundant facility locations and product line optimization.

The total pre-tax restructuring charges under the Energy Restructuring Plan are expected to be approximately $80 million ($55 million after tax). The restructuring charges are expected to be substantially complete by the end of 2015, although certain actions will likely continue into 2016. The company anticipates that approximately $60 million of the $80 million of the pre-tax charges represent cash expenditures. The remaining pre-tax charges represent estimated asset write-downs and disposals. No decisions have been made regarding any additional asset disposals and estimates could vary depending on the actual actions taken.

As a result of activities under the Energy Restructuring Plan, the company recorded restructuring charges of $9.5 million ($6.4 million after tax) and $27.4 million ($19.4 million after tax) during 2014 and 2013, respectively.

Restructuring charges and activity related to the Energy Restructuring Plan since inception of the underlying actions include the following:

	Energy Restructuring Plan
	EMPLOYEE
	TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	TOTAL
2013 Activity
Recorded expense and accrual	$22.9	$3.6	$0.9	$27.4
Cash payments	(16.7)	—	(0.8)	(17.5)
Non-cash charges	—	(3.6)	—	(3.6)
Effect of foreign currency translation	0.6	—	—	0.6
Restructuring liability, December 31, 2013	6.8	—	0.1	6.9

2014 Activity
Recorded expense and accrual	7.9	0.6	1.0	9.5
Cash payments	(12.9)	—	(1.0)	(13.9)
Non-cash charges	—	(0.6)	—	(0.6)
Effect of foreign currency translation	0.2	—	—	0.2
Restructuring liability, December 31, 2014	$2.0	$—	$0.1	$2.1

As shown in the previous table, cash payments under the Energy Restructuring Plan were $13.9 million and $17.5 million for 2014 and 2013, respectively. The majority of cash payments under this plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters.

Combined Restructuring Plan

In February 2011, the company commenced a comprehensive plan to substantially improve the efficiency and effectiveness of its European business, as well as undertake certain restructuring activities outside of Europe, historically referred to as the 2011 Restructuring Plan.

Additionally, in January 2012, following the merger with Nalco, the company formally commenced plans to undertake restructuring actions related to the reduction of its global workforce and optimization of its supply chain and office facilities, including planned reductions of plant and distribution center locations, historically referred to as the Merger Restructuring Plan.

During the first quarter of 2013, the company determined that because the objectives of the plans discussed above were aligned, the previously separate restructuring plans should be combined into one plan.

The combined restructuring plan (the “Combined Plan”) combines opportunities and initiatives from both plans and continues to follow the original format of the Merger Restructuring Plan by focusing on global actions related to optimization of the supply chain and office facilities, including reductions of the global workforce and plant and distribution center locations. During the fourth quarter of 2014, the company identified additional opportunities to optimize its supply chain, increase efficiency and effectiveness and reduce workforce, which increased total planned charges under the Combined Plan from $330 million ($245 million after tax) to $390 million ($295 million after tax).

The restructuring charges are expected to be substantially complete by the end of 2015, although certain actions will likely continue into 2016.

The company anticipates that approximately two-thirds of the remaining Combined Plan pre-tax charges will represent net cash expenditures. No decisions have been made regarding any additional non-cash charges and estimates could vary depending on the actual actions taken.

As a result of activities under the Combined Plan, the company recorded restructuring charges of $73.5 million ($58.5 million after tax) and $63.6 million ($48.3 million after tax) during 2014 and 2013, respectively.

Restructuring charges and activity related to the Combined Plan since inception of the underlying actions include the following:

	Combined Plan
	EMPLOYEE
	TERMINATION	ASSET
MILLIONS	COSTS	DISPOSALS	OTHER	TOTAL
2011-2013 Activity
Recorded net expense and accrual	$248.2	$(1.2)	$30.7	$277.7
Net cash payments	(182.2)	9.1	(19.1)	(192.2)
Non-cash net charges	—	(7.9)	(4.3)	(12.2)
Effect of foreign currency translation	(0.1)	—	—	(0.1)
Restructuring liability, December 31, 2013	65.9	—	7.3	73.2

2014 Activity
Recorded net expense and accrual	60.6	—	12.9	73.5
Net cash payments	(60.2)	2.6	(11.2)	(68.8)
Non-cash net charges	—	(2.6)	—	(2.6)
Effect of foreign currency translation	(1.8)	—	—	(1.8)
Restructuring liability, December 31, 2014	$64.5	$—	$9.0	$73.5

As shown in the previous table, net cash payments under the Combined Plan were $68.8 million during 2014 and $192.2 million across 2011 to 2013. The majority of cash payments under this Plan are related to severance, with the current accrual expected to be paid over a period of a few months to several quarters.

Asset disposals in 2013 include gains of $7.4 million from the sale of facilities.

Non-restructuring special (gains) and charges

Champion acquisition costs

As a result of the Champion acquisition completed in 2013, the company incurred charges of $19.9 million ($12.8 million after tax), $88.8 million ($61.4 million after tax) and $19.4 million ($16.7 million after tax) during 2014, 2013 and 2012, respectively.

Champion related costs have been included as a component of cost of sales, special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts within cost of sales include the recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis, and Champion U.S. inventory, which was associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts within special (gains) and charges include acquisition costs, advisory and legal fees and integration charges. Amounts within net interest expense include the interest expense through the close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as amortizable fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition. Further information related to the acquisition of Champion is included in Note 4.

Nalco merger and integration costs

As a result of the Nalco merger completed in 2011, the company incurred charges of $8.5 million ($7.0 million after tax), $18.6 million ($14.2 million after tax) and $155.8 million ($113.7 million after tax), during 2014, 2013 and 2012, respectively.

Nalco merger and integration charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts within cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts within special (gains) and charges include merger and integration charges. Amounts within net interest expense include a loss on the extinguishment of Nalco’s senior notes, which were assumed as part of the merger. Further information related to the Nalco merger is included in Note 4.

Venezuelan currency devaluation

Venezuela is a country experiencing a highly inflationary economy as defined under U.S. GAAP. As a result, the U.S. dollar is the functional currency for the company’s subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by our subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings.

On February 8, 2013, the Venezuelan government devalued its currency from 4.30 bolivars to 1 U.S. dollar to 6.30 bolivars to 1 U.S. dollar, resulting in a charge during 2013 of $22.7 million ($16.1 million after tax), due to the remeasurement of the local balance sheet. As a result of the ownership structure of our operations in Venezuela, the company also reflected a portion of the devaluation impact as a component of net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income.

In 2013, the Venezuelan government created a new foreign exchange mechanism known as SICAD 1. It operates similar to an auction system and allows entities to exchange a limited number of bolivars for U.S. dollars at a bid rate established via weekly auctions under SICAD 1. As of November 30, 2014, the fiscal year end for the company’s international operations, the SICAD 1 exchange rate closed at 12.0 bolivars to 1 U.S. dollar. The company does not use the SICAD 1 rate or expect to use the SICAD 1 currency exchange mechanism.

In January 2014, the Venezuelan government announced the replacement of the CADIVI with a new foreign currency administration, CENCOEX. During 2014, the company continued to obtain approvals and authorization to pay amounts at the CENCOEX fixed currency exchange rate of 6.30 bolivars to 1 U.S. dollar, however at a slightly lower rate. As the fixed currency exchange rate of 6.30 bolivars to 1 U.S. dollar remained legally available to it and the company continued to transact at this rate, the company continued to remeasure the net monetary assets of its Venezuela subsidiaries at this rate.

In March 2014, the Venezuelan government introduced SICAD 2. At November 30, 2014, the SICAD 2 exchange rate closed at 49.98 bolivars to 1 U.S. dollar. In February 2015, SICAD 2 was replaced by SIMADI, with an exchange rate upon introduction of approximately 170 bolivars to 1 U.S. dollar.

As of November 30, 2014, the company had $104 million of net monetary assets denominated in bolivars that were required to be remeasured to U.S. dollars. Net sales within Venezuela are approximately 1% of the company’s consolidated net sales. Assets held in Venezuela at November 30, 2014 represented less than 2% of the company’s consolidated assets.

Other special (gains) and charges

During 2014, the company recorded a special gain of $28.4 million ($23.3 million after tax) as a result of a favorable licensing settlement and other settlement gains, the consolidation of the Emochem entity and removal of the corresponding equity method investment and the disposition of a business.

During 2012, the company recorded a net special gain of $60.1 million ($35.7 million after tax) related to the sale of its Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business, originally sold prior to 2012 and litigation-related charges.

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Ecolab makes acquisitions that align with the company’s strategic business objectives. The assets and liabilities of the acquired entities have been recorded as of the acquisition date, at their respective fair values, and are consolidated with the company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The results of operations related to each acquired entity have been included in the results of the company from the date each entity was acquired. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

Champion Acquisition

On April 10, 2013, the company completed its acquisition of Champion, a global energy specialty products and services company delivering its offerings to the oil and gas industry. The total fair value of cash and stock consideration transferred to acquire all of Champion’s stock was approximately $2.1 billion. Champion’s sales for the business acquired by the company were approximately $1.3 billion in 2012. The business became part of the company’s Global Energy reportable segment in the second quarter of 2013.

Pursuant to terms of the acquisition agreement, the final consideration transferred to acquire all of Champion’s stock was as follows:

MILLIONS, EXCEPT PER SHARE
Cash consideration	$1,511.7
Stock consideration
Ecolab shares issued at closing	6.6
Ecolab’s closing stock price on April 10, 2013	$82.31
Total value of stock consideration	$543.0
Total fair value of cash and stock consideration	$2,054.7

The company deposited approximately $100 million of the above stock consideration in an escrow account to fund post-closing adjustments to the consideration and covenant and other indemnification obligations of the acquired entity’s former stockholders for a period of two years following the effective date of the acquisition.

The company incurred certain acquisition related costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statement of Income. Amounts included in cost of sales relate to recognition of fair value step-up in Champion international inventory, which is maintained on a FIFO basis and Champion U.S. inventory, which was associated with the adoption of LIFO and integration into an existing LIFO pool. Amounts included in special (gains) and charges include acquisition costs, advisory and legal fees and integration charges. Amounts included in net interest expense include the interest expense through the close date of the Champion transaction of the company’s $500 million public debt issuance in December 2012 as well as amortizable fees to secure term loans and short-term debt, all of which were initiated to fund the Champion acquisition.

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

The following table summarizes the value of Champion assets acquired and liabilities assumed as of December 31, 2013. During 2013, adjustments of $37.1 million were made to the preliminary purchase price allocation of the assets and liabilities assumed with a corresponding adjustment to goodwill.

Also summarized in the table, during the first quarter of 2014, net adjustments of $16.9 million were made to the value of Champion assets acquired and liabilities assumed. As the adjustments were not significant, they have been recorded in 2014 and are not reflected in the 2013 Consolidated Balance Sheet. Purchase price allocations were finalized during the first quarter of 2014.

			FINAL
	ALLOCATION	PURCHASE	ALLOCATION
	AT DECEMBER 31,	PRICE	AT MARCH 31,
MILLIONS	2013	ADJUSTMENTS	2014
Current assets	$592.3	$(4.5)	$587.8
Property, plant and equipment	357.8	(2.5)	355.3
Other assets	16.2	0.1	16.3
Identifiable intangible assets:
Customer relationships	840.0	—	840.0
Trademarks	120.0	—	120.0
Other technology	36.5	—	36.5
Total assets acquired	1,962.8	(6.9)	1,955.9
Current liabilities	409.5	3.6	413.1
Long-term debt	70.8	—	70.8
Net deferred tax liability	427.4	9.3	436.7
Noncontrolling interests and other liabilities	30.5	(2.9)	27.6
Total liabilities and noncontrolling interests assumed	938.2	10.0	948.2
Goodwill	1,030.1	16.9	1,047.0
Total aggregate purchase price	2,054.7	—	2,054.7
Future consideration payable to sellers	(86.4)	86.4	—
Total consideration transferred	$1,968.3	$86.4	$2,054.7

The adjustments to the purchase price allocation during the first quarter of 2014 primarily related to estimated liabilities, updated property, plant and equipment values and deferred taxes.

In accordance with the acquisition agreement, except under limited circumstances, the company was required to pay an additional amount in cash, up to $100 million in the aggregate, equal to 50% of the incremental tax on the merger consideration as a result of increases in applicable gains and investment taxes after December 31, 2012. In January 2014, in accordance with the above discussion, an additional payment of $86.4 million was made to the acquired entity’s former stockholders.

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

The results of Champion’s operations have been included in the company’s consolidated financial statements since the close of the acquisition in April 2013. Due to the rapid pace at which the business has been integrated with the company’s Global Energy segment, including all customer selling activity, discrete financial data specific to the legacy Champion business is no longer available for post-acquisition periods.

Based on applicable accounting and reporting guidance, the Champion acquisition is not material to the company’s consolidated financial statements; therefore, pro forma financial information has not been presented.

Other acquisition activity

Subsequent Event Activity

In December 2014, subsequent to the company’s fiscal year end for international operations, the company entered into a licensing agreement and business acquisition with Aseptix Health Sciences NV. With pre-acquisition sales of less than $1 million, the acquired business will become part of the company’s Global Institutional reportable segment during the first quarter of 2015.

Also in December 2014, subsequent to the company’s fiscal year end for international operations, the company acquired Commercial Pest Control Pty Ltd, an Australian commercial pest control company. With pre-acquisition sales of less than $1 million, the acquired business will become part of the company’s Other segment during the first quarter of 2015.

2014 Activity

In December 2013, subsequent to the company’s fiscal year end for international operations, the company completed the acquisition of AkzoNobel’s Purate business (“Purate”). Headquartered in Sweden, Purate specializes in global antimicrobial water treatment. Pre-acquisition annual sales of the business were approximately $23 million. The acquired business became part of the company’s Global Industrial reportable segment during the first quarter of 2014.

In March 2014, the company acquired AK Kraus & Hiller Schädlingsbekämpfung, one of Germany’s leading commercial pest elimination service providers. Pre-acquisition annual sales of the business were approximately $4 million. The business became part of the company’s Other segment during the second quarter of 2014.

In March 2014, the company purchased the remaining interest in a joint venture held in South Africa. The transaction was not significant to the company’s operations.

In June 2014, the company purchased the remaining interest in a joint venture in Indonesia. The transaction was not significant to the company’s operations.

In July 2014, the company obtained control of Emochem, a joint venture in the United Arab Emirates through an amendment in the related shareholder agreements. This amendment resulted in the company consolidating the entity and removing the related equity method investment. The transaction was not significant to the company’s operations. As discussed in Note 3, the company recognized a $5.0 million gain during the third quarter of 2014 as a result of this transaction.

In July 2014, the company acquired the chemical division of AKJ Industries, a leading provider of chemical solutions in the coal industry in the U.S. Pre-acquisition annual sales of the business were approximately $21 million. The business became part of the company’s Global Industrial reportable segment during the third quarter of 2014.

In September 2014, the company acquired certain assets from Oksa Kimya Sanayii. Based in Turkey, the transaction was not significant to the company’s operations.

In November 2014, the company acquired the dairy hygiene chemical businesses of EXL Laboratories, LLC and Hyprod Canada, providers of cleaning and sanitizing products for use on dairy farms in the U.S. and Canada. Pre-acquisition annual sales of the businesses were approximately $25 million. The business became part of the company’s Global Industrial reportable segment during the fourth quarter of 2014.

2013 Activity

In January 2013, the company completed the acquisition of Mexico-based Quimiproductos S.A. de C.V. (“Quimiproductos”), a wholly-owned subsidiary of Fomento Economico Mexicano, S.A.B. de C.V. (commonly known as FEMSA). Quimiproductos produces and supplies cleaning, sanitizing and water treatment goods and services to breweries and beverage companies located in Mexico and Central and South America. Pre-acquisition annual sales of the business were approximately $43 million. Approximately $8 million of the purchase price was placed in an escrow account for potential indemnification purposes related to general representations and warranties. During the third quarter of 2014, the escrow balance was paid to the seller. The business became part of the company’s Global Industrial reportable segment during the first quarter of 2013.

In April 2013, the company completed the acquisition of Russia-based OOO Master Chemicals (“Master Chemicals”). Master Chemicals sells oil field chemicals to oil and gas producers located throughout Russia and parts of the Ukraine. Pre-acquisition annual sales of the business were approximately $29 million. Approximately $3 million of the purchase price was placed in an escrow account for indemnification purposes related to general representations and warranties. The business became part of the company’s Global Energy reportable segment during the second quarter of 2013.

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

Also in December 2011, the company completed the acquisition of the InsetCenter pest elimination business in Brazil. Pre-acquisition annual sales of the acquired business were approximately $6 million. The business operations and staff have been integrated with the company’s existing Brazil Pest Elimination business, and is included in the company’s Other segment.

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

Other Acquisition Activity

The other acquisitions during 2014, 2013 and 2012 discussed above were not material to the company’s consolidated financial statements; therefore, pro forma financial information has not been presented. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisitions. Based upon purchase price allocations, the components of the aggregate purchase prices of 2014, 2013 and 2012 acquisitions, excluding the Champion transaction, are shown in the following table.

MILLIONS	2014	2013	2012
Net tangible assets acquired (liabilities assumed) including impact of joint venture consolidation activity	$9.5	$(2.8)	$(1.0)
Identifiable intangible assets
Customer relationships	32.0	58.8	8.4
Patents	—	1.4	2.8
Trademarks	3.4	—	0.5
Other technology	4.5	1.0	0.3
Total intangible assets	39.9	61.2	12.0
Goodwill	32.9	41.7	23.3
Total aggregate purchase price	82.3	100.1	34.3
Acquisition related liabilities and contingent consideration	12.3	11.3	(2.6)
Liability for indemnification, net	8.7	2.4	16.0
Net cash paid for acquisitions, including contingent consideration	$103.3	$113.8	$47.7

The 2014 and 2013 contingent consideration activity primarily relates to payments on legacy Nalco acquisitions. The 2012 contingent consideration relates to immaterial acquisitions completed during the year.

The weighted average useful lives of identifiable intangible assets acquired, excluding the Champion transaction, was 10 years as of December 31, 2014, and 13 years as of both December 2013 and 2012.

Dispositions

In April 2014, the company sold an immaterial business in Italy that was part of the company’s Global Institutional reportable segment.

In November 2014, the company sold an immaterial business in New Zealand that was part of the company’s Other segment.

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

5. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2014	2013
Accounts receivable, net
Accounts receivable	$2,704.2	$2,648.9
Allowance for doubtful accounts	(77.5)	(80.9)
Total	$2,626.7	$2,568.0
Inventories
Finished goods	$1,044.1	$953.3
Raw materials and parts	447.3	391.0
Inventories at FIFO cost	1,491.4	1,344.3
Excess of FIFO cost over LIFO cost	(24.5)	(22.4)
Total	$1,466.9	$1,321.9
Property, plant and equipment, net
Land	$199.9	$191.4
Buildings and improvements	759.9	666.0
Leasehold improvements	84.6	87.9
Machinery and equipment	1,858.1	1,677.5
Merchandising and customer equipment	1,917.5	1,802.8
Capitalized software	443.9	435.4
Construction in progress	277.5	291.6
	5,541.4	5,152.6
Accumulated depreciation	(2,490.8)	(2,270.6)
Total	$3,050.6	$2,882.0
Other intangible assets, net
Cost of intangible assets not subject to amortization:
Trade names	$1,230.0	$1,230.0
Cost of intangible assets subject to amortization:
Customer relationships	$3,385.7	$3,455.6
Trademarks	311.1	308.1
Patents	434.5	425.6
Other technology	214.0	210.2
	4,345.3	4,399.5
Accumulated amortization:
Customer relationships	(794.6)	(594.9)
Trademarks	(91.5)	(70.4)
Patents	(124.9)	(95.7)
Other technology	(107.5)	(83.2)
Total	$4,456.8	$4,785.3
Other assets
Deferred income taxes	$71.5	$54.5
Deferred financing costs	27.1	31.7
Pension	15.9	90.2
Other	256.7	231.5
Total	$371.2	$407.9
Other current liabilities
Discounts and rebates	$255.4	$263.2
Dividends payable	99.1	82.8
Interest payable	18.9	19.6
Taxes payable, other than income	122.6	115.3
Derivative liabilities	52.1	14.2
Restructuring	66.3	68.3
Future consideration payable to Champion sellers	—	86.4
Other	255.4	304.0
Total	$869.8	$953.8
Other liabilities
Deferred income taxes	$1,415.8	$1,661.3
Income taxes payable — noncurrent	86.4	90.2
Restructuring	9.3	12.9
Other	134.0	134.9
Total	$1,645.5	$1,899.3
Accumulated other comprehensive loss
Unrealized gain (loss) on derivative financial instruments, net of tax	$(2.7)	$(6.6)
Unrecognized pension and postretirement benefit expense, net of tax	(552.5)	(235.0)
Cumulative translation, net of tax	(396.7)	(63.6)
Total	$(951.9)	$(305.2)

6. DEBT AND INTEREST

The following table provides the components of the company’s short-term debt obligations, along with applicable interest rates as of December 31, 2014 and 2013:

MILLIONS,	2014		2013
EXCEPT INTEREST RATES		AVERAGE		AVERAGE
		INTEREST		INTEREST
	PAYABLE	RATE	PAYABLE	RATE

Short-term debt
Commercial paper	$887.8	0.46%	$304.8	0.34%
Notes payable	62.1	9.65%	50.9	9.43%
Long-term debt, current maturities	755.5		505.3
Total	$1,705.4		$861.0

In December 2014, the company increased its multi-year credit facility from $1.5 billion to $2.0 billion and extended the maturity date from September 2016 to December 2019. The credit facility has been established with a diverse syndicate of banks and supports the company’s $2.0 billion U.S. commercial paper program, which was increased to $2.0 billion from $1.5 billion following the increase in the multi-year credit facility, and the company’s $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. The company’s U.S. commercial paper program, as shown in the previous table, had $888 million and $305 million outstanding as of December 31, 2014 and 2013, respectively. The company had no commercial paper outstanding under its European program at December 31, 2014 or 2013.

As of December 31, 2014, the company’s short-term borrowing program was rated A-2 by Standard & Poor’s and P-2 by Moody’s.

The following table provides the components of the company’s long-term debt obligations, along with applicable interest rates as of December 31, 2014 and 2013:

MILLIONS, EXCEPT INTEREST RATES

			2014			2013
			AVERAGE	EFFECTIVE		AVERAGE	EFFECTIVE
	MATURITY	CARRYING	INTEREST	INTEREST	CARRYING	INTEREST	INTEREST
	BY YEAR	VALUE	RATE	RATE	VALUE	RATE	RATE
Long-term debt
Description / 2014 Principal Amount
Three year 2011 senior notes ($0 million)	2014	—	—	—	$499.9	2.38%	2.40%
Seven year 2008 senior notes ($250 million)	2015	$250.0	4.88%	4.99%	249.7	4.88%	4.99%
Three year 2012 senior notes ($500 million)	2015	500.0	1.00%	1.02%	499.9	1.00%	1.02%
Series B private placement senior notes (€175 million)	2016	217.9	4.59%	4.67%	237.8	4.59%	4.67%
Five year 2011 senior notes ($1.25 billion)	2016	1,249.1	3.00%	3.04%	1,248.6	3.00%	3.04%
Term loan ($400 million)	2016	400.0	1.29%	1.29%	800.0	1.33%	1.33%
Five year 2012 senior notes ($500 million)	2017	497.6	1.45%	0.93%	499.7	1.45%	1.47%
Series A private placement senior notes ($250 million)	2018	250.0	3.69%	5.15%	250.0	3.69%	5.15%
Ten year 2011 senior notes ($1.25 billion)	2021	1,249.4	4.35%	4.36%	1,249.3	4.35%	4.36%
Series B private placement senior notes ($250 million)	2023	250.0	4.32%	4.32%	250.0	4.32%	4.32%
Thirty year 2011 senior notes ($750 million)	2041	743.1	5.50%	5.53%	742.8	5.50%	5.53%
Capital lease obligations		9.3			12.7
Other		3.1			8.4
Total debt		5,619.5			6,548.8
Long-term debt, current maturities		(755.5)			(505.3)
Total long-term debt		$4,864.0			$6,043.5

Term Loans

In November 2012, the company entered into a $900 million term loan credit agreement with various banks. In April 2013, in connection with the close of the Champion transaction, the company initiated term loan borrowings of $900 million. Under the agreement, the term loan bears interest at a floating base rate plus a credit rating based margin. The term loan can be repaid in part or in full at any time without penalty, but in any event must be repaid in full by April 2016. In February 2014, April 2014 and September 2014, the company repaid $100 million, $150 million and $150 million, respectively, of term loan borrowings. In September 2013, the company repaid $100 million of term loan borrowings.

Public Notes

In January 2015, subsequent to the company’s year end, the company issued $600 million of debt securities in a public offering consisting of $300 million that mature in 2018 at a rate of 1.55% and $300 million that mature in 2020 at a rate of 2.25%. The proceeds were used to repay a portion of the company’s outstanding commercial paper and for general corporate purposes.

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

In December 2011, the company issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities. Interest rates range from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper, which was issued to fund a portion of the cash component of the Nalco merger, repay the Nalco term loans and fund share repurchases. The $500 million 2.38% notes were repaid at maturity in December 2014.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.88% in a public debt offering. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The $250 million 4.88% notes were repaid at maturity in February 2015, subsequent to the company’s year end.

The series of notes issued by the company in January 2015, December 2012, August 2012 and December 2011, pursuant to public debt offerings (the “Public Notes”) may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Upon the occurrence of a change of control accompanied by a downgrade of the Public Notes below investment grade rating, within a specified time period, the company will be required to offer to repurchase the Public Notes at a price equal to 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase.

The Public Notes are senior unsecured and unsubordinated obligations of the company and rank equally with all other senior and unsubordinated indebtedness of the company.

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

In July 2006, the company entered into a Note Purchase Agreement to issue and sell €175 million ($218 million as of December 31, 2014) private placement Series B Senior Notes that mature in 2016 at a rate of 4.59%. The notes were issued in December 2006.

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

The Private Notes are unsecured senior obligations of the company and rank equal in right of payment with all other senior indebtedness of the company. The Private Notes shall be unconditionally guaranteed by subsidiaries of the company in certain circumstances, as described in the note purchase agreements as amended.

Covenants and Future Maturities

The company is in compliance with all covenants under the company’s outstanding indebtedness at December 31, 2014.

As of December 31, 2014, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS
2015	$756
2016	1,869
2017	499
2018	250
2019	1

Net Interest Expense

Interest expense and interest income incurred during 2014, 2013 and 2012 were as follows:

MILLIONS	2014	2013	2012
Interest expense	$268.0	$272.8	$285.6
Interest income	(11.4)	(10.5)	(8.9)
Interest expense, net	$256.6	$262.3	$276.7

Interest expense generally includes the expense associated with the interest on the company’s outstanding borrowings. Interest expense also includes the amortization of debt issuance costs and debt discounts, which are both recognized over the term of the related debt.

7. FAIR VALUE MEASUREMENTS

The company’s financial instruments include cash and cash equivalents, investments held in rabbi trusts, accounts receivable, accounts payable, contingent consideration obligations, commercial paper, notes payable, foreign currency forward contracts, interest rate swap contracts and long-term debt.

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

Level 2 - Inputs include observable inputs other than quoted prices in active markets.

Level 3 - Inputs are unobservable inputs for which there is little or no market data available.

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis were:

DECEMBER 31 (MILLIONS)	2014

	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3

Assets:
Investments held in rabbi trusts	$3.4	$3.4	$—	$—
Foreign currency forward contracts	75.5	—	75.5	—
Contingent consideration	0.3	—	—	0.3

Liabilities:
Foreign currency forward contracts	27.9	—	27.9	—
Interest rate swap contracts	24.2	—	24.2	—
Contingent consideration	1.6	—	—	1.6

DECEMBER 31 (MILLIONS)	2013

	CARRYING	FAIR VALUE MEASUREMENTS
	AMOUNT	LEVEL 1	LEVEL 2	LEVEL 3
Assets:
Investments held in rabbi trusts	$4.3	$4.3	$—	$—
Foreign currency forward contracts	20.2	—	20.2	—

Liabilities:
Foreign currency forward contracts	14.2	—	14.2	—
Contingent consideration	16.4	—	—	16.4
Future consideration payable to Champion sellers	86.4	—	—	86.4

Investments held in rabbi trusts are classified within level 1 because they are valued using quoted prices in active markets. The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date, and is classified within level 2. The carrying value of interest rate swap contracts is at fair value, which is determined based on current interest rates and forward interest rates as of the balance sheet date and is classified within level 2. The future consideration payable to Champion sellers was valued using level 3 inputs, and as discussed in Note 4 was paid in January 2014.

Contingent consideration obligations are recognized and measured at fair value at the acquisition date. Contingent consideration is classified within level 3 as the underlying fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The consideration expected to be transferred is based on the company’s expectations of various financial measures. The ultimate payment of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Changes in the fair value of contingent consideration obligations during 2014 and 2013 were as follows:

MILLIONS	2014	2013
Contingent consideration at beginning of year	$16.4	$27.3
Amount recognized at transaction date	(0.4)	—
Losses (gains) recognized in earnings	(0.4)	0.4
Settlements	(14.3)	(11.3)
Foreign currency translation	—	—
Contingent consideration at end of year	$1.3	$16.4

The carrying values of accounts receivable, accounts payable, cash and cash equivalents, commercial paper and notes payable approximate fair value because of their short maturities, and as such are classified within level 1.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments. The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2014		2013
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Long-term debt (including current maturities)	$5,619.5	$5,980.9	$6,548.8	$6,766.0

8. DERIVATIVES AND HEDGING TRANSACTIONS

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature or for trading purposes. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. Cash flows from derivatives are classified in the statement of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company is exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties, and therefore, recording a valuation allowance against the company’s derivative balance is not considered necessary.

Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including: inventory purchases and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in accumulated other comprehensive income (“AOCI”) until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into forward starting interest rate swap agreements to manage interest rate exposure. In September 2014, the company entered into a series forward starting swap agreements to hedge against changes in interest rates that could impact a future debt issuance. The underlying loss recognized in 2014 was recorded in AOCI.

In September 2014, the company entered into a series of forward starting interest rate swap agreements in connection with its U.S. public debt issuance completed in January 2015. The interest rate swap agreements were designated and effective as cash flow hedges of the expected interest payments related to the anticipated debt issuance. The underlying loss recognized in 2014 was recorded in AOCI, and will be recognized as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur. The swap contracts closed in January 2015 in conjunction with the debt issuance discussed in Note 6.

In 2011, the company entered into and subsequently closed a series of forward starting swap agreements in connection with the issuance of its private placement debt during the fourth quarter of 2011. In 2006, the company entered into and subsequently closed a series of forward starting swap contracts related to the issuance of its senior euro notes. The amounts recorded in AOCI for both the 2011 and 2006 transactions are recognized as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur.

The company did not have any forward starting interest rate swap agreements outstanding at December 31, 2013 and 2012.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2014	2013	2012

Unrealized gain (loss) recognized into AOCI (effective portion)
Foreign currency forward contracts	AOCI (equity)	$26.7	$4.7	$(1.9)
Interest rate swap contracts	AOCI (equity)	(22.1)	––	—
	Total	4.6	4.7	(1.9)
Gain (loss) recognized in income (effective portion)
Foreign currency forward contracts	Sales	––	—	(0.1)
	Cost of sales	6.1	(0.8)	2.0
	SG&A	1.5	—	0.2
	Total	7.6	(0.8)	2.1

Interest rate swap contracts	Interest expense, net	(4.1)	(4.1)	(4.1)
	Total	$3.5	$(4.9)	$(2.0)

Gains and losses recognized in income related to the ineffective portion of the company’s cash flow hedges were insignificant during 2014, 2013 and 2012.

Fair Value Hedges

The company manages interest expense using a mix of fixed and floating rate debt. To help manage exposure to interest rate movements and to reduce borrowing costs, the company may enter into interest rate swaps under which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed upon notional principal amount. The mark-to-market of these fair value hedges is recorded as gains or losses in interest expense and is offset by the gain or loss of the underlying debt instrument, which also is recorded in interest expense. These fair value hedges are highly effective and thus, there is no impact on earnings due to hedge ineffectiveness.

In May 2014, the company entered into an interest rate swap agreement that converted its $500 million 1.45% debt from a fixed rate to a floating or variable interest rate. The interest rate swap was designated as a fair value hedge.

The impact on earnings from derivative contracts that qualified as fair value hedges was as follows:

MILLIONS	LOCATION	2014	2013	2012

Gain (loss) on derivative recognized income
Interest rate swap	Interest expense, net	$(2.1)	$—	$—

Gain (loss) on hedged item recognized income
Interest rate swap	Interest expense, net	$2.1	$—	$—

In January 2015, subsequent to the company’s year end, it entered into interest rate swap agreements that converted its $300 million 1.55% debt issued in January 2015, its $250 million 3.69% debt and a portion of its $1.25 billion 3.00% debt from fixed rates to floating or variable interest rates. The interest rate swaps were designated as fair value hedges.

Net Investment Hedges

The company designates its outstanding €175 million ($218 million as of December 31, 2014) senior notes (“euro notes”) and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain euro denominated functional currency subsidiaries. Prior to maturing in December 2013, the Ecolab Series A euro denominated senior notes were also designated as a hedge of existing foreign currency exposures.

In the third quarter of 2012, the company entered into forward contracts with a notional amount of €100 million to hedge an additional portion of the company’s net investment in euro functional subsidiaries. The forward contracts were closed during the second quarter of 2013.

In the second half of 2014, the company entered into forward contracts with total notional values of €75 million and €495 million, respectively, to hedge an additional portion of its net investment in euro denominated functional currency subsidiaries. The €75 million hedge was closed during the fourth quarter of 2014. The €495 million hedge remained open as of December 31, 2014.

In January 2015, subsequent to the company’s year end, it entered into forward contracts with notional values of €360 million, to hedge an additional portion of its net investments in euro functional subsidiaries.

The revaluation gains and losses on the euro notes and of the forward contracts, which are designated and effective as hedges of the company’s net investments, have been included as a component of the cumulative translation adjustment account.

Total revaluation gains and losses related to the euro notes and forward contracts charged to shareholders’ equity were as follows:

MILLIONS	2014	2013	2012

Revaluation gains (losses), net of tax	$34.7	$(11.4)	$9.8

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities held at foreign subsidiaries, primarily receivables and payables, which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2014	2013	2012

Gain (loss) recognized in income
Foreign currency forward contracts	SG&A	$8.6	$(1.4)	$(0.9)
	Interest expense, net	(9.0)	(6.6)	(7.0)
	Total	$(0.4)	$(8.0)	$(7.9)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities.

The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Derivative Summary

The following table summarizes the fair value of the company’s outstanding derivatives. The amounts represent gross values of derivative assets and liabilities and are included in other current assets and other current liabilities on the Consolidated Balance Sheet.

	ASSET DERIVATIVES		LIABILITY DERIVATIVES
MILLIONS	2014	2013	2014	2013

Derivatives designated as hedging instruments:
Foreign currency forward contracts	$17.9	$4.4	$0.6	$1.1
Interest rate swap contracts	—	—	24.2	—
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	57.6	15.8	27.3	13.1
Total	$75.5	$20.2	$52.1	$14.2

The company’s derivative transactions are subject to master netting arrangements that allow the company to net settle contracts with the same counterparties. These arrangements generally do not call for collateral. Had the company elected to offset amounts in its Consolidated Balance Sheet, it would have a net asset of $23.4 million and $6.0 million as of December 31, 2014 and December 31, 2013, respectively.

The company had foreign currency forward exchange contracts with notional values that totaled approximately $2.8 billion and $2.0 billion at December 31, 2014 and December 31, 2013, respectively, interest rate swap agreements with notional values of $725 million and €400 million at December 31, 2014, and net investment hedges, excluding the euro denominated debt, with notional values of €495 million at December 31, 2014.

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

MILLIONS	2014	2013	2012

Derivative & Hedging Instruments
Unrealized gains (losses) on derivative & hedging instruments Amount recognized in AOCI	$4.6	$4.7	$(1.9)
(Gains) losses reclassified from AOCI into income
Sales	—	—	0.1
Cost of sales	(6.1)	0.8	(2.0)
SG&A	(1.5)	—	(0.2)
Interest expense, net	4.1	4.1	4.1
	(3.5)	4.9	2.0
Translation & other insignificant activity	—	0.9	0.5
Tax impact	2.8	(3.5)	(0.7)
Net of tax	$3.9	$7.0	$(0.1)
Pension & Postretirement Benefits
Amount recognized in AOCI
Current period net actuarial income (loss) and prior service costs	$(517.7)	$528.2	$(238.6)
Amount reclassified from AOCI
Amortization of net actuarial loss and prior service costs and benefits adjustments	17.5	72.9	50.3
	(500.2)	601.1	(188.3)
Tax impact	156.9	(218.2)	57.1
Net of tax	$(343.3)	$382.9	$(131.2)

The derivative (gains) losses reclassified from AOCI into income, net of tax, were $(3.0) million, $3.2 million and $1.1 million in 2014, 2013 and 2012, respectively. The pension and postretirement losses reclassified from AOCI into income, net of tax, were $12.1 million, $46.4 million and $35.0 million in 2014, 2013 and 2012, respectively.

10. SHAREHOLDERS’ EQUITY

Authorized common stock, par value $1.00 per share, was 800 million shares at December 31, 2014, 2013 and 2012. Treasury stock is stated at cost. Dividends declared per share of common stock were $1.1550 for 2014, $0.9650 for 2013 and $0.8300 for 2012.

The company has 15 million shares, without par value, of authorized but unissued and undesignated preferred stock. The company’s former shareholder rights agreement was amended in December 2012 and the rights agreement was terminated as of December 31, 2012. Prior to termination of the rights agreement, 0.4 million shares of preferred stock were designated as Series A Junior Participating Preferred Stock and were reserved for issuance in connection with the rights agreement, with the remaining 14.6 million shares of preferred stock being undesignated. Following termination of the rights agreement, a Certificate of Elimination of the Series A Junior Participating Preferred Stock was filed on January 2, 2013 with the Delaware Secretary of State to restore the 0.4 million shares designated as Series A Junior Participating Preferred Stock to the status of undesignated preferred stock.

Champion Acquisition

On April 10, 2013, the company issued 6,596,444 shares of common stock for the stock consideration portion of the Champion acquisition. Of the total shares issued, the company deposited 1,258,115 shares, or approximately $100 million of the total consideration, into an escrow fund to satisfy adjustments to the consideration and indemnification obligations of the acquired company’s stockholders. Further information related to the acquisition of Champion is included in Note 4.

Share Repurchases

In May 2011, the company’s Board of Directors authorized the repurchase of up to 15 million shares of common stock, including shares to be repurchased under Rule 10b5-1. This repurchase authorization was completed in May 2014. In August 2011, the Finance Committee of the company’s Board of Directors, via delegation by the company’s Board of Directors, authorized the repurchase of an additional 10 million common shares which was contingent upon completion of the merger with Nalco. In February 2015, subsequent to the company’s year end, the company’s Board of Directors authorized the repurchase of up to 20 million additional shares of its common stock, including shares to be repurchased under Rule 10b5-1. In February 2015, the company entered into an accelerated stock repurchase with a financial institution to repurchase $300 million of its common stock.

In accordance with its share repurchase program through open market or private purchases, the company reacquired 3,547,334 shares, 3,096,464 shares and 2,600,569 shares of its common stock in 2014, 2013 and 2012, respectively. The number of shares repurchased in 2013 includes 1,258,115 shares the company repurchased from the Champion escrow account, with the cash paid to the beneficial shareholders deposited back into escrow. As of December 31, 2014, 9,166,298 shares remained to be repurchased under the company’s repurchase authorization. The company intends to repurchase all shares under its authorization, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions.

The company also reacquired 489,854, 346,941 and 734,857 shares withheld for taxes related to the exercise of stock options and the vesting of stock awards and units in 2014, 2013 and 2012, respectively.

11. EQUITY COMPENSATION PLANS

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

The company’s equity compensation plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31, 2014, 2013 and 2012 were 17,999,689, 20,269,664 and 5,316,532, respectively. Common shares available for grant reflect 17 million shares approved by shareholders in May 2013 for issuance under the plans. The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

The company’s annual long-term incentive share-based compensation program is made up of 50% stock options and 50% performance-based restricted stock units (“PBRSU”). The company also grants non-performance based restricted stock units (“RSU”), and has a limited number of non-performance based restricted stock awards (“RSA”) outstanding.

Total compensation expense related to all share-based compensation plans was $71 million ($49 million net of tax benefit), $70 million ($48 million net of tax benefit) and $66 million ($45 million net of tax benefit) for 2014, 2013 and 2012, respectively.

As of December 31, 2014, there was $128 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Stock Options

Options are granted to purchase shares of the company’s stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company generally recognizes compensation expense for these awards on a straight-line basis over the three year vesting period. As previously noted, stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method.

A summary of stock option activity and average exercise prices is as follows:

	2014		2013		2012
	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE
	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)	OPTIONS	PRICE(a)

Outstanding, beginning of year	13,926,256	$55.66	15,125,156	$48.29	20,126,579	$41.45
Granted	1,645,937	107.63	1,640,210	101.22	2,238,267	71.17
Exercised	(2,316,918)	44.79	(2,583,026)	40.68	(6,774,032)	35.16
Canceled	(85,499)	83.81	(256,084)	63.00	(465,658)	53.61
Outstanding, end of year	13,169,776	$63.88	13,926,256	$55.66	15,125,156	$48.29
Exercisable, end of year	9,820,826	$52.21	10,233,265	$46.33	11,036,700	$42.77
Vested and expected to vest, end of year	12,944,608	$63.35

(a) Represents weighted average price.

The total aggregate intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2014, 2013 and 2012 was $150 million, $123 million and $211 million, respectively.

The total aggregate intrinsic value of options outstanding as of December 31, 2014 was $548 million, with a corresponding weighted-average remaining contractual life of 6.3 years. The total aggregate intrinsic value of options exercisable as of December 31, 2014 was $520 million, with a corresponding weighted-average remaining contractual life of 5.3 years. The total aggregate intrinsic value of options vested and expected to vest as of December 31, 2014 was $545 million, with a corresponding weighted-average remaining contractual life of 6.2 years.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company’s primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2014	2013	2012

Weighted-average grant-date fair value of options granted at market prices	$23.18	$22.53	$13.77
Assumptions
Risk-free rate of return	1.8%	1.8%	0.9%
Expected life	6 years	6 years	6 years
Expected volatility	22.9%	23.0%	22.8%
Expected dividend yield	1.2%	1.1%	1.3%

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

Restricted Stock Units and Awards

The expense associated with PBRSUs is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company issues shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment.

The expense associated with shares of non-performance based RSUs and RSAs is based on the average of the high and low share price of the company’s common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has RSUs and RSAs that vest over periods between 12 and 84 months. The awards are generally subject to forfeiture in the event of termination of employment.

A summary of non-vested PBRSUs and restricted stock activity is as follows:

		GRANT		GRANT
	PBRSU	DATE FAIR	RSAs AND	DATE FAIR
	AWARDS	VALUE(a)	RSUs	VALUE(a)
December 31, 2011	2,140,665	$50.68	1,016,660	$53.67
Granted	454,620	68.63	230,193	64.10
Vested / Earned	(285,249)	55.62	(362,926)	53.80
Canceled	(218,764)	53.14	(86,714)	52.03
December 31, 2012	2,091,272	$53.65	797,213	$56.79
Granted	342,207	99.63	109,212	90.56
Vested / Earned	(594,366)	47.60	(249,093)	53.59
Canceled	(88,844)	57.71	(35,311)	56.20
December 31, 2013	1,750,269	$64.49	622,021	$64.04
Granted	373,337	103.10	109,665	102.62
Vested / Earned	(503,324)	47.98	(306,830)	55.83
Canceled	(27,048)	74.09	(23,785)	73.01
December 31, 2014	1,593,234	$78.59	401,071	$80.33

(a) Represents weighted average price.

12. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2014	2013	2012

United States	$937.7	$725.8	$594.8
International	760.7	572.5	417.8
Total	$1,698.4	$1,298.3	$1,012.6

The provision for income taxes consisted of:

MILLIONS	2014	2013	2012

Federal and state	$344.3	$301.3	$141.3
International	253.4	153.8	173.2
Total current	597.7	455.1	314.5
Federal and state	(67.7)	(124.0)	31.7
International	(53.8)	(6.5)	(34.9)
Total deferred	(121.5)	(130.5)	(3.2)
Provision for income taxes	$476.2	$324.7	$311.3

The company’s overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2014	2013

Deferred tax assets
Other accrued liabilities	$122.9	$125.9
Loss carryforwards	86.0	106.3
Share-based compensation	70.9	70.1
Pension and other comprehensive income	357.3	160.9
Foreign tax credits	15.6	29.9
Other, net	78.2	150.0
Valuation allowance	(74.2)	(88.3)
Total	656.7	554.8
Deferred tax liabilities
Property, plant and equipment basis differences	269.2	287.3
Intangible assets	1,392.2	1,488.0
Unremitted foreign earnings	37.4	94.5
Other, net	126.1	132.0
Total	1,824.9	2,001.8
Net deferred tax liabilities balance	$(1,168.2)	$(1,447.0)

As of December 31, 2014 the company has tax effected federal, state and international net operating loss carryforwards of approximately $1 million, $6 million and $79 million, respectively, which will be available to offset future taxable income. The state loss carryforwards expire from 2015 to 2034. For the international loss carryforwards, $41 million expire from 2015 to 2024 and $38 million have no expiration.

The company has recorded a $74 million valuation allowance on certain deferred tax assets based on management’s determination that it is more likely than not that the tax benefits will not be utilized. The company anticipates that approximately one-half of the December 31, 2014 valuation allowance balance may be released during 2015 based on the income trends in the underlying foreign entities.

The company’s U.S. foreign tax credit carryforward of $16 million has a ten-year carryforward period and will expire between 2019 and 2024 if not utilized.

The company has a tax holiday in one foreign jurisdiction that resulted in tax reductions during 2014, 2013 and 2012. The company received a permit of operation, which expires in July 2021, from the National Council of Free Zones of Exportation for the Dominican Republic. Companies operating under the Free Zones are not subject to income tax in the Dominican Republic on export income. The tax reduction as the result of the permit for 2014 was $4.6 million, or approximately $0.01 per diluted share. The impact of the tax holiday was similar during 2013 and 2012.

A reconciliation of the statutory U.S. federal income tax rate to the company’s effective income tax rate is as follows:

	2014	2013	2012

Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.6	1.1	1.1
Foreign operations	(6.1)	(4.5)	(3.0)
Domestic manufacturing deduction	(2.0)	(2.6)	(2.6)
R&D credit	(0.7)	(1.4)	—
Change in valuation allowance	(0 .1)	(1.0)	—
Nondeductible deal costs	—	0.2	0.5
Audit settlements and refunds	0.2	(0.8)	0.1
Other, net	0.1	(1.0)	(0.4)
Effective income tax rate	28.0%	25.0%	30.7%

As of December 31, 2014 and 2013, the company has recorded deferred tax liabilities of $37.4 million and $94.5 million, respectively, on foreign earnings of the legacy Nalco entities and legacy Champion entities that the company intends to repatriate. The deferred tax liabilities originated based on purchase accounting decisions made in connection with the Nalco merger and Champion acquisition and were the result of extensive studies required to calculate the impact at the purchase date.

U.S. deferred income taxes are not provided on certain other unremitted foreign earnings that are considered permanently reinvested which as of December 31, 2014 and 2013 were approximately $1.8 billion and $1.6 billion, respectively. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits to offset the amount of applicable income tax and foreign withholding taxes that may be payable on remittance. It is impractical due to the complexities associated with its hypothetical calculation to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2011. The IRS has completed examinations of the company’s U.S. federal income tax returns through 2010. The Ecolab (including Nalco) U.S. income tax returns for the years 2011 and 2012 are currently under audit. The audit of legacy Champion U.S. income tax return for the year 2012 has not yet begun. In addition to the U.S. federal examination, there is ongoing audit activity in several U.S. state and foreign jurisdictions. The company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The company does not believe these changes will result in a material impact during the next twelve months. Decreases in the company’s gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2014, the company recognized discrete tax items net expense of $13.2 million. The net expense in 2014 was driven primarily by an update to non-current tax liabilities for certain global tax audits, an adjustment related to the re-characterization of intercompany payments between our U.S. and foreign affiliates, the remeasurement of certain deferred tax assets and liabilities resulting from changes in our deferred state tax rate, recognizing adjustments from filing our 2013 U.S. federal and state tax returns, net changes of valuation allowances based on the realizability of foreign deferred tax assets and the impact from other foreign country audit settlements.

During 2013, the company recognized discrete tax items net benefits of $41.7 million. The net benefit in 2013 was driven primarily by the net release of valuation allowances related to the realizability of foreign deferred tax assets of $11.5 million, the remeasurement of certain deferred tax assets and liabilities of $11.3 million and recognizing adjustments from filing our 2012 U.S. federal and state tax returns of $11.0 million. The remaining discrete tax items relate primarily to recognizing settlements related to prior year income tax audits, law changes within a foreign jurisdiction, the retroactive extension during first quarter 2013 of the U.S. R&D credit for 2012, foreign audit adjustments and other adjustments to deferred tax assets and liabilities.

During 2012, the company recognized discrete tax items net benefits of $9.2 million. The net benefit in 2012 was based largely on benefits related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing the company’s 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete tax items benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates, state and foreign country audit settlements and adjustments.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2014	2013	2012

Balance at beginning of year	$98.7	$93.1	$89.5
Additions based on tax positions related to the current year	5.3	9.1	7.5
Additions for tax positions of prior years	5.2	6.1	5.0
Reductions for tax positions of prior years	(17.8)	(15.6)	(3.4)
Reductions for tax positions due to statute of limitations	(0.2)	(3.6)	(0.8)
Settlements	(9.0)	(0.7)	(8.0)
Assumed in connection with the Champion acquisition	—	9.8	—
Assumed in connection with the Nalco merger	—	—	7.8
Foreign currency translation	(3.5)	0.5	(4.5)
Balance at end of year	$78.7	$98.7	$93.1

All tax positions included in the gross liability for unrecognized tax benefits balance at December 31, 2014, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes penalties and interest related to unrecognized tax benefits in the company’s provision for income taxes. During 2014, 2013 and 2012, the company accrued $7 million, $2 million and $3 million in interest and penalties, respectively. The company had approximately $14 million and $12 million of accrued interest, including minor amounts for penalties, at December 31, 2014 and 2013, respectively.

13. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. Total rental expense under the company’s operating leases was $237 million in 2014, $217 million in 2013 and $183 million in 2012. As of December 31, 2014, identifiable future minimum payments with non-cancelable terms in excess of one year were:

MILLIONS

2015	$133
2016	116
2017	103
2018	86
2019	67
Thereafter	158
Total	$663

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $58 million in 2015. These vehicle leases have guaranteed residual values that have historically been satisfied by the proceeds on the sale of the vehicles.

14. RESEARCH EXPENDITURES

Research expenditures that relate to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Such costs were $197 million in 2014, $188 million in 2013 and $183 million in 2013. The company did not participate in any material customer sponsored research during 2014, 2013 or 2012.

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

Insurance: Globally, the company has high deductible insurance policies for property and casualty losses. The company is insured for losses in excess of these deductibles, subject to policy terms and conditions and has recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. The company is self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. The company determines its liabilities for claims on an actuarial basis.

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

Environmental Matters

The company is currently participating in environmental assessments and remediation at approximately 35 locations, most of which are in the U.S., and environmental liabilities have been accrued reflecting management’s best estimate of future costs. Potential insurance reimbursements are not anticipated in the company’s accruals for environmental liabilities.

Matters Related to Wage Hour Claims

In Cooper v. Ecolab Inc., California State Court —Superior Court-Los Angeles County, case no. BC486875, the plaintiffs sought certification of a purported class of terminated California employees of any business for alleged violation of statutory obligations regarding payment of accrued vacation upon termination. The company reached a preliminary settlement with the plaintiffs, which was approved by the court on March 17, 2014. The settlement amount, which was not material to the company’s operations or financial position, was paid in June 2014.

The company is a defendant in six other pending wage hour lawsuits claiming violations of the Fair Labor Standards Act (“FLSA”) or a similar state law. Of these six suits, two have been certified for class action status. Ross (formerly Icard) v. Ecolab, U.S. District Court — Northern District of California, case no. C 13-05097 PJH, an action under California state law, has been certified for class treatment of California Institutional employees. In Cancilla v. Ecolab, U.S. District Court - Northern District of California, case no. CV 12-03001, the Court conditionally certified a nationwide class of Pest Elimination Service Specialists for alleged FLSA violations. The suit also seeks a purported California sub-class for alleged California wage hour law violations and certifications of classes for state law violations in Washington, Colorado, Maryland, Illinois, Missouri, Wisconsin and North Carolina. A third pending suit, Charlot v. Ecolab Inc., U.S. District Court-Eastern District of New York, case no. CV 12-04543, seeks nationwide class certification of Institutional employees for alleged FLSA violations as well as purported state sub-classes in New York, New Jersey, Washington and Pennsylvania alleging violations of state wage hour laws. A fourth pending suit, Schneider v. Ecolab, Circuit Court of Cook County, Illinois, case no. 2014 CH 193, seeks certification of a class of Institutional employees for alleged violations of Illinois wage and hour laws. A fifth pending suit, Martino v. Ecolab, Santa Clara County California Superior Court, seeks certification of a California state class of Institutional employees for alleged violations of California wage and hour laws. The Martino case has been removed to the United States District Court for the Northern District of California. A sixth pending suit, LaValley v. Ecolab, United States District Court for the District of Minnesota, seeks certification of a class of Territory Representatives for alleged violations of the FLSA and New York state wage and hour laws.

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

Other Related Actions

In March 2011, Nalco Company was named, along with other unaffiliated defendants, in an amended complaint filed by an individual in the Circuit Court of Harrison County, Mississippi, Second Judicial District (Franks v. Sea Tow of South Miss, Inc., et al., Cause No. A2402-10-228 (Circuit Court of Harrison County, Mississippi)). The amended complaint generally asserts, among other things, negligence and strict product liability claims relating to the plaintiff’s alleged exposure to chemical dispersants manufactured by Nalco Company. The plaintiff seeks unspecified compensatory damages, medical expenses, and attorneys’ fees and costs. Plaintiff’s allegations place him within the scope of the MDL 2179 Medical Benefits Class. In approving the Medical Benefits Settlement, the MDL 2179 Court barred Medical Benefits Settlement class members from prosecuting claims of injury from exposure to oil and dispersants related to the Response. As a result of the MDL court’s order, on April 11, 2013, the Mississippi court stayed proceedings in the Franks case. The Franks case was dismissed in May 2014.

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

16. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a non-contributory qualified defined benefit pension plan covering the majority of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plans. Certain legacy Champion employees became eligible to participate in the U.S. qualified and non-qualified pension plans on January 1, 2014. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $113 million and $96 million at December 31, 2014 and 2013, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31.

Various international subsidiaries have defined benefit pension plans. International plans are funded based on local country requirements. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company’s international affiliates.

The company provides postretirement health care benefits to certain U.S. employees. The corresponding plans are contributory based on years of service and choice of coverage (family or single), with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement health care plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits are not significant.

The following table sets forth financial information related to the company’s pension and postretirement health care plans:

	U.S.		INTERNATIONAL		U.S. POSTRETIREMENT
	PENSION(a)		PENSION		HEALTH CARE
MILLIONS	2014	2013	2014	2013	2014	2013

Accumulated Benefit Obligation, end of year	$ 2,075.0	$ 1,748.1	$ 1,304.6	$ 1,124.5	$ 240.4	$ 234.1
Projected Benefit Obligation
Projected benefit obligation, beginning of year	1,886.3	2,105.1	1,243.6	1,180.6	234.1	281.5
Service cost	66.4	68.6	32.2	36.0	4.3	5.9
Interest	90.0	84.7	49.8	47.2	10.8	10.8
Participant contributions	—	—	3.6	3.7	10.4	9.6
Medicare subsidies received	—	—	—	—	2.0	0.7
Curtailments and settlements	—	—	(15.9)	(7.3)	—	—
Plan amendments	—	—	0.1	2.2	0.9	—
Actuarial loss (gain)	329.4	(270.5)	248.8	(11.1)	—	(52.2)
Assumed through acquisitions	—	—	(0.2)	8.5	—	—
Benefits paid	(119.4)	(101.6)	(38.1)	(39.2)	(22.1)	(22.2)
Foreign currency translation	—	—	(99.0)	23.0	—	—
Projected benefit obligation, end of year	2,252.7	1,886.3	1,424.9	1,243.6	240.4	234.1
Plan Assets
Fair value of plan assets, beginning of year	1,848.9	1,633.5	787.6	689.3	14.8	15.1
Actual returns on plan assets	136.4	307.3	108.6	64.7	0.9	2.8
Company contributions	5.7	9.7	52.8	52.6	18.2	17.7
Participant contributions	—	—	3.6	3.7	1.5	1.4
Assumed through acquisitions	—	—	—	5.9	—	—
Settlements	—	—	(12.8)	(1.5)	—	—
Benefits paid	(119.4)	(101.6)	(38.1)	(39.2)	(22.1)	(22.2)
Foreign currency translation	—	—	(54.0)	12.1	—	—
Fair value of plan assets, end of year	1,871.6	1,848.9	847.7	787.6	13.3	14.8

Funded Status, end of year	(381.1)	(37.4)	(577.2)	(456.0)	(227.1)	(219.3)

Amounts recognized in Consolidated Balance Sheet:
Other assets	—	58.6	15.9	31.6	—	—
Other current liabilities	(9.6)	(6.8)	(15.7)	(14.6)	(7.0)	(6.0)
Postretirement healthcare and pension benefits	(371.5)	(89.2)	(577.4)	(473.0)	(220.1)	(213.3)
Net liability	(381.1)	(37.4)	(577.2)	(456.0)	(227.1)	(219.3)
Amounts recognized in Accumulated
Other Comprehensive Loss (Income):
Unrecognized net actuarial loss	555.8	258.1	358.0	198.5	(33.6)	(42.3)
Unrecognized net prior service benefits	(40.6)	(47.5)	(2.6)	(3.0)	—	(1.2)
Tax benefit	(201.8)	(85.9)	(93.4)	(56.1)	10.7	14.4
Accumulated other comprehensive loss (income), net of tax	313.4	124.7	262.0	139.4	(22.9)	(29.1)

Change in Accumulated Other Comprehensive Loss (Income):
Amortization of net actuarial loss	(23.7)	(62.3)	(9.1)	(17.7)	8.2	(0.6)
Amortization of prior service costs (benefits)	6.9	6.9	(0.1)	1.4	0.3	0.3
Current period net actuarial loss (gain)	321.4	(447.7)	194.8	(28.7)	0.5	(54.0)
Current period prior service costs (benefits)	—	—	0.1	2.2	0.9	—
Settlement	—	(0.9)	—	—	—	—
Tax expense (benefit)	(115.9)	187.1	(37.3)	11.0	(3.7)	20.1
Foreign currency translation	—	—	(25.8)	4.1	—	—
Other comprehensive loss (income)	188.7	(316.9)	122.6	(27.7)	6.2	(34.2)

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2015 are as follows:

	U.S.	INTERNATIONAL	U. S. POSTRETIREMENT
MILLIONS	PENSION (a)	PENSION	HEALTH CARE

Net actuarial loss (gain)	$48.5	$16.9	$(6.2)
Net prior service costs (benefits)	(6.9)	(0.1)	(0.1)
Total	$41.6	$16.8	$(6.3)

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of pension plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2014	2013

Aggregate projected benefit obligation	$3,272.1	$869.2
Accumulated benefit obligation	3,011.9	794.9
Fair value of plan assets	2,315.7	309.9

These plans include the U.S. non-qualified pension plans which are not funded as well as the U.S. qualified pension plan. These plans also include various international pension plans which are funded consistent with local practices and requirements.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company’s operations are as follows:

	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

MILLIONS	2014	2013	2012	2014	2013	2012	2014	2013	2012
Service cost — employee benefits earned during the year	$66.4	$68.6	$50.5	$32.2	$36.0	$29.6	$4.3	$5.9	$5.1
Interest cost on benefit obligation	90.0	84.7	89.3	49.8	47.2	48.3	10.8	10.8	12.9
Expected return on plan assets	(128.4)	(130.1)	(127.1)	(54.6)	(46.9)	(42.3)	(1.0)	(1.1)	(1.2)
Recognition of net actuarial loss	23.7	62.3	45.1	7.0	11.3	3.9	(8.2)	0.6	0.4
Amortization of prior service cost (benefit)	(6.9)	(6.9)	(4.2)	0.4	(0.3)	0.2	(0.3)	(0.3)	0.1
Settlements/Curtailments	––	0.9	2.4	(1.3)	(0.3)	1.6	—	—	—
Total expense	$44.8	$79.5	$56.0	$33.5	$47.0	$41.3	$5.6	$15.9	$17.3

(a) Includes qualified and non-qualified plans

Plan Assumptions	U.S.			INTERNATIONAL			U.S. POSTRETIREMENT
	PENSION(a)			PENSION			HEALTH CARE

PERCENT	2014	2013	2012	2014	2013	2012	2014	2013	2012
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:
Discount rate	4.14%	4.92%	4.14%	3.02%	4.09%	4.04%	4.08%	4.77%	3.95%
Projected salary increase	4.32	4.32	4.32	2.66	2.73	2.74
Weighted-average actuarial assumptions used to determine net cost:
Discount rate	4.92	4.14	4.85	4.45	4.34	5.17	4.77	3.95	4.80
Expected return on plan assets	7.75	8.25	8.25	6.90	6.79	6.87	7.75	8.25	8.25
Projected salary increase	4.32	4.32	4.08	3.58	3.70	3.59

(a) Includes qualified and non-qualified plans

The discount rate assumptions for the U.S. plans are developed using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturities ranging from six months to thirty years. A discount rate is estimated for the U.S. plans and is based on the durations of the underlying plans.

The expected long-term rate of return used for the U.S. plans is based on the pension plan’s asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns.

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

For postretirement benefit measurement purposes as of December 31, 2014, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5%. The rates are assumed to decrease each year until they reach 5% in 2023 and remain at those levels thereafter. Health care costs for certain employees which are eligible for subsidy by the company are limited by a cap on the subsidy.

Assumed health care cost trend rates have an effect on the amounts reported for the company’s U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT
MILLIONS	INCREASE	DECREASE

Effect on total of service and interest cost components	$(0.1)	$0.1

Effect on postretirement benefit obligation	1.0	(1.5)

Plan Asset Management

The company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the policy. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

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

U.S. Assets

The allocation and fair value of the company’s U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

	TARGET
ASSET	ASSET
CATEGORY	ALLOCATION		PERCENTAGE
	PERCENTAGE		OF PLAN ASSETS
DECEMBER 31 (%)	2014	2013	2014	2013

Equity securities:
Large cap equity	34%	34%	37%	37%
Small cap equity	9	9	9	11
International equity	13	13	13	14
Fixed income:
Core fixed income	18	18	18	17
High-yield bonds	5	5	5	5
Emerging markets	2	2	2	2
Other:
Real estate	4	4	4	3
Hedge funds	9	9	8	8
Private equity	6	6	4	3
Total	100%	100%	100%	100%

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$7.4			$7.4
Equity securities:
Large cap equity	693.5			693.5
Small cap equity	174.9			174.9
International equity	246.2			246.2
Fixed income:
Core fixed income	344.7			344.7
High-yield bonds	90.5			90.5
Emerging markets	29.4			29.4
Other:
Real estate		$72.6		72.6
Hedge funds			$152.0	152.0
Private equity			73.4	73.4
Other		0.3		0.3
Total	$1,586.6	$72.9	$225.4	$1,884.9

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$3.1			$3.1
Equity securities:
Large cap equity	695.2			695.2
Small cap equity	196.9			196.9
International equity	258.5			258.5
Fixed income:
Core fixed income	323.2			323.2
High-yield bonds	88.4			88.4
Emerging markets	29.8			29.8
Other:
Real estate		$64.7		64.7
Hedge funds			$148.5	148.5
Private equity			54.9	54.9
Other		0.5		0.5
Total	$1,595.1	$65.2	$203.4	$1,863.7

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

	HEDGE	PRIVATE
MILLIONS	FUNDS	EQUITY

Balance at December 31, 2012	$134.6	$48.2

Unrealized gains	13.9	6.2

Realized gains	—	3.6

Purchases, sales and settlements, net	—	(3 .1)

Transfers in and/or out	—	—

Balance at December 31, 2013	$148.5	$54.9

Unrealized gains	3.5	2.5

Realized gains	—	10.0

Purchases, sales and settlements, net	—	6.0

Transfers in and/or out	—	—

Balance at December 31, 2014	$152.0	$73.4

The company is responsible for the valuation process and seeks to obtain quoted market prices for all investments. When quoted market prices are not available, a number of methodologies are used to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible. The company reviews the values generated by those models for reasonableness and, in some cases, further analyzes and researches values generated to ensure their accuracy, which includes reviewing other publicly available information.

International Assets

The allocation of plan assets and fair value of the company’s international plan assets for its defined benefit pension plans are as follows:

ASSET	PERCENTAGE
CATEGORY	OF PLAN ASSETS

	2014	2013

DECEMBER 31 (%)

Cash	1%	1%

Equity securities:

International equity	43	43

Fixed income:

Corporate bonds	22	21

Government bonds	19	18

Total fixed income	41	39

Other:

Insurance contracts	13	15

Real estate	2	2

Total	100%	100%

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2014

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$7.2			$7.2
Equity securities:
International equity		$363.5		363.5
Fixed income:
Corporate bonds	5.1	184.2		189.3
Government bonds	7.7	156.7		164.4
Other:
Insurance contracts		109.8		109.8
Real estate		12.7		12.7
Other	0.5	0.3		0.8

Total	$20.5	$827.2		$847.7

	FAIR VALUE AS OF
MILLIONS	DECEMBER 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$3.6			$3.6
Equity securities:
International equity		$342.5		342.5
Fixed income:
Corporate bonds	5.5	162.1		167.6
Government bonds	8.7	134.6		143.3
Other:
Insurance contracts		116.2		116.2
Real estate		11.4		11.4
Other	2.6	0.4		3.0

Total	$20.4	$767.2		$787.6

Multiemployer Plan

The company has historically contributed to a multiemployer defined benefit pension plan (“MEPP”) under the terms of a collective-bargaining agreement that covers certain union-represented former employees. The company contributed $0.2 million and $0.5 million during 2013 and 2012, respectively to its MEPP. No contributions were made during 2014.

During the fourth quarter of 2012, the company determined that a withdrawal from the MEPP was probable and based on the underfunded status of the MEPP recorded an estimated withdrawal liability of $4.7 million. During 2013, the company withdrew from the MEPP and as of December 31, 2014, the present value of the company’s withdrawal liability to the MEPP was $4.5 million.

The risks of participating in a MEPP are different from single-employer pension plans such that assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the MEPP, the unfunded obligations of the plan may be borne by the remaining participating employers. Participation in the MEPP is not considered significant to the company.

Cash Flows

As of year-end 2014, the company’s estimate of benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the company’s pension and postretirement health care benefit plans are as follows:

		MEDICARE SUBSIDY

MILLIONS	ALL PLANS	RECEIPTS
2015	$159	$1
2016	170	–
2017	177	–
2018	185	–
2019	203	–
2020-2024	1,176	–

Depending on plan funding levels, the U.S. defined benefit qualified pension plan provides certain terminating participants with an option to receive their pension benefits in the form of lump sum payments.

The company is currently in compliance with all funding requirements of its U.S. pension and postretirement health care plans.

No voluntary contributions were made to the merged U.S. pension plan during 2014 and 2013. Based on plan asset values as of December 31, 2011, the company was required to make contributions of $38 million to its Nalco U.S. pension plan during 2012. During 2012, a total of $180 million was funded to the Nalco U.S. pension plan.

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

Savings Plan, ESOP and Profit Sharing

The company provides a 401(k) savings plan for the majority of its U.S. employees.

On January 1, 2013, a new plan benefiting active employees accruing final average pay or legacy cash balance pension benefits under the Ecolab Pension Plan was spun off from the Ecolab Savings Plan and ESOP (the “Ecolab Plan”) and into the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (the “New Plan”). Under the New Plan, 401(k) contributions of up to 3% of eligible compensation are matched 100% by the company and 401(k) contributions over 3% and up to 5% of eligible compensation are matched 50% by the company.

All other active legacy Ecolab U.S. employees remain in the Ecolab Plan and beginning January 1, 2013, received a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation.

On August 2, 2013, the legacy Nalco Company Profit Sharing and Savings Plan (the “Nalco Plan”) merged into and became part of the Ecolab Plan and eligible legacy Nalco employees began receiving matching contributions as discussed above. Prior to the merger of the plans, beginning January 1, 2013, eligible legacy Nalco employees received a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation. Prior to January 1, 2013, the Nalco Plan provided for matching contributions of up to 4% of eligible compensation for employees who elected to contribute to 401(k) accounts and annual profit sharing contributions based on the company’s financial performance. Profit sharing contributions were no longer made for plan years after December 31, 2012.

On December 31, 2013, the legacy Champion Permian Mud Service, Inc. 401(k) Savings Plan (the “Permian Plan”) merged into and became part of the Ecolab Plan and eligible legacy Champion employees began receiving matching contributions as discussed above. Prior to January 1, 2014, the Champion Plan provided a discretionary matching contribution of 100% on 401(k) contributions of up to 3% of eligible compensation and 50% on 401(k) contributions of over 3% and up to 6% of eligible compensation.

The company’s matching contributions are 100% vested immediately. The company’s matching contribution expense was $67 million in 2014. The company’s matching contribution expense for legacy Ecolab and legacy Nalco employees was $54 million and $43 million in 2013 and 2012, respectively. The company’s profit sharing expense for legacy Nalco employees was $13 million in 2012. Ecolab’s matching contribution to the Permian Plan during 2013, from the close of the Champion acquisition in April 2013 to December 2013, was $5 million.

17. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The company’s organizational structure consists of global business unit and global regional leadership teams. The company’s ten operating units, which are also operating segments, follow its commercial and product-based activities and are based on engagement in business activities, availability of discrete financial information and review of operating results by the Chief Operating Decision Maker at the identified operating unit level.

Eight of the company’s ten operating units have been aggregated into three reportable segments based on similar economic characteristics and future prospects, nature of the products and production processes, end-use markets, channels of distribution and regulatory environment. The company’s reportable segments are Global Industrial, Global Institutional and Global Energy. The company’s two operating units that are primarily fee-for-service businesses have been combined into the Other segment and do not meet the quantitative criteria to be separately reported. The company reports the Other segment as a reportable segment as it considers information regarding its two underlying operating units as useful in understanding its consolidated results.

Our ten operating units are aggregated as follows:

Global Industrial — Includes the Water, Food & Beverage, Paper and Textile Care operating units. It provides water treatment and process applications, and cleaning and sanitizing solutions primarily to large industrial customers within the manufacturing, food and beverage processing, chemical, mining and primary metals, power generation, pulp and paper, and commercial laundry industries. The underlying operating units exhibit similar manufacturing processes, distribution methods and economic characteristics.

Global Institutional - Includes the Institutional, Specialty and Healthcare operating units. It provides specialized cleaning and sanitizing products to the foodservice, hospitality, lodging, healthcare, government and education and retail industries. The underlying operating units exhibit similar manufacturing processes, distribution methods and economic characteristics.

Global Energy - Includes the Energy operating unit. It serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Other - Includes the Pest Elimination and Equipment Care operating units, which provide pest elimination and kitchen repair and maintenance. Its two operating units are primarily fee-for-service businesses.

Reportable Segment Information

Effective in the first quarter of 2014, the company made immaterial changes to its reportable segments, including the movement of certain customers between reportable segments to reflect its continued integration of businesses and consistency across its global markets and customers. In addition, the company’s management made immaterial changes to the way it measures and reports segment operating income by updating the internal allocations of certain supply chain and SG&A expenses related to its centralized functions.

The company evaluates the performance of its international operations within its reportable segments based on fixed currency exchange rates which eliminate the impact of exchange rate fluctuations on its international operations. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as “effect of foreign currency translation” in the following tables. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2.

Fixed currency amounts for the “Previously Reported” values shown in the 2013 and 2012 sections of the following tables are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2013. The “Changes in Currency Rates” column reflects the impact on previously reported values related to fixed currency exchange rates established by management at the beginning of 2014. The “Segment Changes” column reflects the segment changes discussed above. Presenting the “Revised” column at 2014 management rates was done to allow for consistent comparisons against 2014 results.

The following table presents net sales and operating income (loss) by reportable segment, including the impact of the preceding changes on previously reported 2013 and 2012 reportable segment values:

			2013				2012

			CHANGES IN				CHANGES IN
		PREVIOUSLY	CURRENCY	SEGMENT		PREVIOUSLY	CURRENCY	SEGMENT
MILLIONS	2014	REPORTED	RATES	CHANGES	REVISED	REPORTED	RATES	CHANGES	REVISED

Net Sales
Global Industrial	$4,886.7	$4,905.1	$(149.3)	$(13.0)	$4,742.8	$4,762.2	$(137.4)	$(10.7)	$4,614.1
Global Institutional	4,314.5	4,202.5	(55.4)	5.4	4,152.5	4,063.2	(48.2)	2.5	4,017.5
Global Energy	4,283.3	3,532.8	(113.1)	7.6	3,427.3	2,275.4	(60.2)	8.3	2,223.5
Other	750.3	715.0	(5.7)	—	709.3	736.3	(5.6)	(0.1)	730.6
Subtotal at fixed currency	14,234.8	13,355.4	(323.5)	—	13,031.9	11,837.1	(251.4)	—	11,585.7
Effect of foreign currency translation	45.7	(102.0)	323.5	—	221.5	1.6	251.4	—	253.0
Total reported net sales	$14,280.5	$13,253.4	$—	—	$13,253.4	$11,838.7	$—	$—	$11,838.7

Operating Income (Loss)
Global Industrial	$642.6	$637.3	$(27.1)	$(7.2)	$603.0	$569.5	$(22.9)	$(4.4)	$542.2
Global Institutional	821.2	764.5	(11.7)	15.4	768.2	700.7	(11.8)	14.1	703.0
Global Energy	634.9	492.1	(19.2)	(14.0)	458.9	360.7	(8.7)	(15.1)	336.9
Other	116.5	97.9	0.4	5.8	104.1	103.0	(0.9)	5.4	107.5
Corporate	(263.4)	(411.6)	2.5	—	(409.1)	(442.3)	—	—	(442.3)
Subtotal at fixed currency rates	1,951.8	1,580.2	(55.1)	—	1,525.1	1,291.6	(44.3)	—	1,247.3
Effect of foreign currency translation	3.2	(19.6)	55.1	—	35.5	(2.3)	44.3	—	42.0
Total reported operating income	$1,955.0	$1,560.6	$—	$—	$1,560.6	$1,289.3	$—	$—	$1,289.3

The profitability of the company’s operating units is evaluated by management based on operating income. The company has no intersegment revenues.

Consistent with the company’s internal management reporting, the Corporate segment includes intangible asset amortization specifically from the Nalco merger and in 2013 and 2012 certain integration costs for both the Nalco and Champion transactions. The Corporate segment also includes special (gains) and charges, as discussed in Note 3, reported on the Consolidated Statement of Income.

The company has an integrated supply chain function that serves all of its reportable segments. As such, asset and capital expenditure information by reportable segment has not been provided and is not available, since the company does not produce or utilize such information internally. In addition, although depreciation and amortization expense is a component of each reportable segment’s operating results, it is not discretely identifiable.

The company had one class of products which comprised 10% or more of consolidated net sales in any of the last three years. Sales of warewashing products were approximately 10% and 11% of consolidated net sales in 2013 and 2012, respectively.

The vast majority of the company’s revenue is driven by the sale of its chemical products, with any corresponding service generally considered incidental to the product sale. The exception to this is the Pest Elimination and Equipment Care operating units, which are within the Other segment and as previously noted, are primarily fee-for-service businesses. In addition, the Global Industrial, Global Institutional and Global Energy reportable segments derive a small amount of revenue directly from service offerings. All other service based revenue is insignificant.

Total service revenue at public exchange rates by reportable segment is shown below.

	Service Revenue

MILLIONS	2014	2013	2012
Global Industrial	$53.2	$51.9	$48.3
Global Institutional	31.1	27.0	23.8
Global Energy	294.1	179.3	156.0
Other	655.1	619.4	590.1

Geographic Information

Net sales and long-lived assets at public exchange rates by geographic region are as follows:

	Net Sales			Long-Lived Assets, net
MILLIONS	2014	2013	2012	2014	2013
United States	$7,233.6	$6,696.0	$5,865.3	$8,677.2	$8,755.8
EMEA	3,470.6	3,255.0	3,027.9	2,066.8	2,180.2
Asia Pacific	1,685.9	1,631.8	1,586.8	2,339.8	2,368.6
Latin America	1,177.4	1,022.6	849.7	779.8	832.4
Canada	713.0	648.0	509.0	732.0	801.1
Total	$14,280.5	$13,253.4	$11,838.7	$14,595.6	$14,938.1

Net sales by geographic region were determined based on origin of sale. Geographic data for long-lived assets is based on physical location of those assets. There were no sales from a single foreign country or individual customer that were material to the company’s consolidated net sales.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST	SECOND	THIRD	FOURTH
MILLIONS, EXCEPT PER SHARE	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2014
Net sales	$3,336.6	$3,568.2	$3,694.9	$3,680.8	$14,280.5
Cost of sales (including special charges of $6.0, $1.1, $0.8 and $6.4 in Q1, Q2, Q3 and Q4, respectively)	1,819.2	1,909.4	1,970.6	1,979.9	7,679.1
Selling, general and administrative expenses	1,136.9	1,152.7	1,145.9	1,142.1	4,577.6
Special (gains) and charges	29.6	(6.1)	7.0	38.3	68.8
Operating income	350.9	512.2	571.4	520.5	1,955.0
Interest expense, net	65.1	66.2	63.3	62.0	256.6
Income before income taxes	285.8	446.0	508.1	458.5	1,698.4
Provision for income taxes	91.3	131.0	138.7	115.2	476.2
Net income including noncontrolling interest	194.5	315.0	369.4	343.3	1,222.2
Less: Net income attributable to noncontrolling interest	3.5	3.6	4.5	7.8	19.4
Net income attributable to Ecolab	$191.0	$311.4	$364.9	$335.5	$1,202.8

Earnings attributable to Ecolab per common share
Basic	$0.64	$1.04	$1.22	$1.12	$4.01
Diluted	$0.62	$1.02	$1.19	$1.10	$3.93

Weighted-average common shares outstanding
Basic	300.6	299.6	300.0	300.1	300.1
Diluted	306.5	305.2	305.7	305.6	305.9
2013
Net sales	$2,872.1	$3,337.8	$3,484.0	$3,559.5	$13,253.4

Cost of sales (including special charges of $2.0, $15.2, $6.3 and $19.7 in Q1, Q2, Q3 and Q4, respectively)	1,539.7	1,810.2	1,866.1	1,945.2	7,161.2
Selling, general and administrative expenses	1,021.0	1,101.7	1,114.1	1,123.5	4,360.3
Special (gains) and charges	49.7	73.6	27.8	20.2	171.3
Operating income	261.7	352.3	476.0	470.6	1,560.6
Interest expense, net (including special charges of $2.2 and $0.3 in Q1 and Q2, respectively)	61.5	66.2	67.0	67.6	262.3
Income before income taxes	200.2	286.1	409.0	403.0	1,298.3
Provision for income taxes	39.2	70.3	101.8	113.4	324.7
Net income including noncontrolling interest	161.0	215.8	307.2	289.6	973.6
Less: Net income attributable to noncontrolling interest (including special charges of $0.5 in Q1)	1.4	2.7	(0.8)	2.5	5.8
Net income attributable to Ecolab	$159.6	$213.1	$308.0	$287.1	$967.8
Earnings attributable to Ecolab per common share
Basic	$0.54	$0.71	$1.02	$0.95	$3.23
Diluted	$0.53	$0.69	$1.00	$0.93	$3.16
Weighted-average common shares outstanding
Basic	295.4	301.5	301.2	301.2	299.9
Diluted	300.9	307.4	307.2	307.5	305.9

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the 2013 framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control — Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2014.

On April 10, 2013, the company completed its acquisition of privately held Champion Technologies and its related company Corsicana Technologies (collectively “Champion”). See Note 4 to the Consolidated Financial Statements for additional information. The legacy Champion businesses have been included in management’s assessment of internal controls over financial reporting as of December 31, 2014.

The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company’s internal control over financial reporting as of December 31, 2014 as stated in their report which is included herein.

Douglas M. Baker, Jr.	Daniel J. Schmechel
Chairman and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 27, 2015

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2014	2013	2012	2011

OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$7,233.6	$6,696.0	$5,865.3	$3,551.2
International (at average rates of currency exchange)	7,046.9	6,557.4	5,973.4	3,247.3
Total	14,280.5	13,253.4	11,838.7	6,798.5
Cost of sales (including special (gains) and charges(2)(3))	7,679.1	7,161.2	6,385.4	3,475.6
Selling, general and administrative expenses(3)	4,577.6	4,360.3	4,018.3	2,438.1
Special (gains) and charges	68.8	171.3	145.7	131.0
Operating income	1,955.0	1,560.6	1,289.3	753.8
Interest expense, net (including special (gains) and charges(4))	256.6	262.3	276.7	74.2
Income before income taxes	1,698.4	1,298.3	1,012.6	679.6
Provision for income taxes	476.2	324.7	311.3	216.3
Net income including noncontrolling interest	1,222.2	973.6	701.3	463.3
Less: Net income (loss) attributable to noncontrolling interest (including special (gains) and charges(5))	19.4	5.8	(2.3)	0.8
Net income attributable to Ecolab	$1,202.8	$967.8	$703.6	$462.5
Earnings per share, as reported (GAAP)
Diluted - net income	$3.93	$3.16	$2.35	$1.91
Earnings per share, as adjusted (Non-GAAP) (6)
Diluted - net income	$4.18	$3.54	$2.98	$2.54
Weighted-average common shares outstanding - basic	300.1	299.9	292.5	236.9
Weighted-average common shares outstanding - diluted	305.9	305.9	298.9	242.1
SELECTED INCOME STATEMENT RATIOS
Gross margin	46.2%	46.0%	46.1%	48.9%
Selling, general and administrative expenses	32.1	32.9	33.9	35.9
Operating income	13.7	11.8	10.9	11.1
Income before income taxes	11.9	9.8	8.6	10.0
Net income attributable to Ecolab	8.4	7.3	5.9	6.8
Effective income tax rate	28.0%	25.0%	30.7%	31.8%
FINANCIAL POSITION
Current assets	$4,871.1	$4,698.4	$4,892.0	$5,396.0
Property, plant and equipment, net	3,050.6	2,882.0	2,409.1	2,295.4
Goodwill, intangible and other assets	11,545.0	12,056.1	10,271.2	10,493.3
Total assets	$19,466.7	$19,636.5	$17,572.3	$18,184.7
Current liabilities	$4,386.6	$3,488.7	$3,052.7	$3,166.3
Long-term debt	4,864.0	6,043.5	5,736.1	6,613.2
Postretirement health care and pension benefits	1,188.5	795.6	1,220.5	1,173.4
Other liabilities	1,645.5	1,899.3	1,402.9	1,490.7
Total liabilities	12,084.6	12,227.1	11,412.2	12,443.6
Ecolab shareholders’ equity	7,315.9	7,344.3	6,077.0	5,666.7
Noncontrolling interest	66.2	65.1	83.1	74.4
Total equity	7,382.1	7,409.4	6,160.1	5,741.1
Total liabilities and equity	$19,466.7	$19,636.5	$17,572.3	$18,184.7
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$1,815.6	$1,559.8	$1,203.0	$685.5
Depreciation and amortization	872.0	816.2	714.5	395.7
Capital expenditures	748.7	625.1	574.5	341.7
Cash dividends declared per common share	$1.1550	$0.9650	$0.8300	$0.7250
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$6,569.4	$6,904.5	$6,541.9	$7,636.2
Total debt to capitalization	47.1%	48.2%	51.5%	57.1%
Book value per common share	$24.40	$24.39	$20.62	$19.41
Return on beginning equity	16.5%	15.8%	12.2%	21.7%
Dividends per share/diluted earnings per common share	29.4%	30.5%	35.3%	38.0%
Net interest coverage	7.6	5.9	4.7	10.2
Year end market capitalization	$31,340.6	$31,399.4	$21,190.5	$16,879.0
Annual common stock price range	$118.46-97.65	$108.34-71.99	$72.79-57.44	$58.13-43.81
Number of employees	47,430	45,415	40,860	40,200

On April 10, 2013 and on December 1, 2011, the company completed its acquisition of Champion and merger with Nalco, respectively, which significantly impacts the comparability of certain 2011 through 2014 financial data against prior years. (1)U.S. Net sales includes special charges of $29.6 in 2011. (2)Cost of sales includes special charges of $14.3 in 2014, $43.2 in 2013, $93.9 in 2012, $8.9 in 2011, $12.6 in 2009 and ($0.1) in 2004. (3) Effective in the first quarter of 2014, certain employee related costs from the company’s recently acquired business that were historically presented within cost of sales were revised and reclassified to SG&A. These immaterial revisions were made to

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2010	2009	2008	2007	2006	2005	2004

OPERATIONS
Net sales
United States (including special (gains) and charges(1))	$3,170.4	$3,112.7	$3,130.1	$2,801.3	$2,562.8	$2,327.4	$2,135.7
International (at average rates of currency exchange)	2,919.3	2,787.9	3,007.4	2,668.3	2,333.0	2,207.4	2,049.3
Total	6,089.7	5,900.6	6,137.5	5,469.6	4,895.8	4,534.8	4,185.0
Cost of sales (including special (gains) and charges(2)(3))	3,013.8	2,978.0	3,141.6	2,691.7	2,416.1	2,248.8	2,033.5
Selling, general and administrative expenses(3)	2,261.6	2,174.2	2,257.2	2,089.2	1,866.7	1,743.0	1,656.1
Special (gains) and charges	7.5	67.1	25.9	19.7			4.5
Operating income	806.8	681.3	712.8	669.0	613.0	543.0	490.9
Interest expense, net (including special (gains) and charges(4))	59.1	61.2	61.6	51.0	44.4	44.2	45.3
Income before income taxes	747.7	620.1	651.2	618.0	568.6	498.8	445.6
Provision for income taxes	216.6	201.4	202.8	189.1	198.6	178.7	161.9
Net income including noncontrolling interest	513.1	418.7	448.4	428.9	370.0	320.1	283.7
Less: Net income (loss) attributable to noncontrolling interest (including special (gains) and charges(5))
Net income attributable to Ecolab	0.8	1.4	0.3	1.7	1.4	0.6	1.0
Earnings per share, as reported (GAAP)	$530.3	$417.3	$448.1	$427.2	$368.6	$319.5	$282.7
Diluted - net income
Earnings per share, as adjusted (Non-GAAP) (6)	$2.23	$1.74	$1.80	$1.70	$1.43	$1.23	$1.09
Diluted - net income	$2.23	$1.99	$1.86	$1.66	$1.43	$1.24	$1.09
Weighted-average common shares outstanding - basic	233.4	236.7	245.4	246.8	252.1	255.7	257.6
Weighted-average common shares outstanding - diluted	237.6	239.9	249.3	251.8	257.1	260.1	260.4
SELECTED INCOME STATEMENT RATIOS
Gross margin	50.5%	49.5%	48.8%	50.8%	50.7%	50.4%	51.4%
Selling, general and administrative expenses	37.1	36.8	36.8	38.2	38.1	38.4	39.6
Operating income	13.2	11.5	11.6	12.2	12.5	12.0	11.7
Income before income taxes	12.3	10.5	10.6	11.3	11.6	11.0	10.6
Net income attributable to Ecolab	8.7	7.1	7.3	7.8	7.5	7.0	6.8
Effective income tax rate	29.0%	32.5%	31.1%	30.6%	34.9%	35.8%	36.3%
FINANCIAL POSITION
Current assets	$1,869.9	$1,814.2	$1,691.1	$1,717.3	$1,853.6	$1,421.7	$1,279.1
Property, plant and equipment, net	1,149.3	1,176.2	1,135.2	1,083.4	951.6	868.0	867.0
Goodwill, intangible and other assets	1,854.0	2,030.5	1,930.6	1,922.1	1,614.2	1,506.9	1,570.1
Total assets	$4,872.2	$5,020.9	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2
Current liabilities	$1,324.8	$1,250.2	$1,441.9	$1,518.3	$1,502.8	$1,119.4	$939.6
Long-term debt	656.4	868.8	799.3	599.9	557.1	519.4	645.5
Postretirement health care and pension benefits	565.8	603.7	680.2	418.5	420.2	302.0	270.9
Other liabilities	192.2	288.6	256.5	243.2	252.7	201.7	257.3
Total liabilities	2,739.2	3,011.3	3,177.9	2,779.9	2,732.8	2,142.5	2,113.3
Ecolab shareholders’ equity	2,129.2	2,000.9	1,571.6	1,935.7	1,680.2	1,649.2	1,598.1
Noncontrolling interest	3.8	8.7	7.4	7.2	6.4	4.9	4.8
Total equity	2,133.0	2,009.6	1,579.0	1,942.9	1,686.6	1,654.1	1,602.9
Total liabilities and equity	$4,872.2	$5,020.9	$4,756.9	$4,722.8	$4,419.4	$3,796.6	$3,716.2
SELECTED CASH FLOW INFORMATION
Cash provided by operating activities	$950.4	$695.0	$753.2	$797.6	$627.6	$590.1	$570.9
Depreciation and amortization	347.9	334.3	334.7	291.9	268.6	256.9	247.0
Capital expenditures	260.5	252.5	326.7	306.5	287.9	268.8	275.9
Cash dividends declared per common share	$0.6400	$0.5750	$0.5300	$0.4750	$0.4150	$0.3625	$0.3275
SELECTED FINANCIAL MEASURES/OTHER
Total debt	$845.6	$967.3	$1,138.2	$1,003.4	$1,066.1	$746.3	$701.6
Total debt to capitalization	28.4%	32.5%	41.9%	34.1%	38.7%	31.1%	30.4%
Book value per common share	$9.16	$8.46	$6.65	$7.84	$6.69	$6.49	$6.21
Return on beginning equity	26.5%	26.6%	23.1%	25.4%	22.4%	20.0%	21.4%
Dividends per share/diluted earnings per common share	28.7%	33.1%	29.4%	27.9%	29.0%	29.5%	30.0%
Net interest coverage	13.7	11.1	11.6	13.1	13.8	12.3	10.8
Year end market capitalization	$11,723.3	$10,547.4	$8,301.7	$12,639.9	$11,360.4	$9,217.8	$9,047.5
Annual common stock price range	$52.46-40.66	$47.88-29.27	$52.35-29.56	$52.78-37.01	$46.40-33.64	$37.15-30.68	$35.59-26.12
Number of employees	26,494	25,931	26,568	26,052	23,130	22,404	21,338

conform with management’s view of the respective costs within the global organizational model. Total costs reclassified were $78.9 and $98.1 in 2013 and 2012, respectively. (4)Interest expense, net includes special charges of $2.5 in 2013, $19.3 in 2012 and $1.5 in 2011. (5)Net income attributable to non-controlling interest includes special charges of $0.5 in 2013 and $4.5 in 2012. (6)Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special (gains) and charges, discrete tax items and for 2011, post merger legacy Nalco activity.